Form 20-F
period 2018-12-31
360 Finance, Inc.
filed 2019-04-26
CIK 1741530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-38752

360 Finance, Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

China Diamond Exchange Center, Building B No. 555 Pudian Road, No. 1701 Century Avenue Pudong New Area, Shanghai 200122 People’s Republic of China
(Address of Principal Executive Offices)

Jiang Wu, Chief Financial Officer

China Diamond Exchange Center, Building B

No. 555 Pudian Road, No. 1701 Century Avenue

Pudong New Area, Shanghai 200122

People’s Republic of China

Phone: +86 10 5244 7655

Email: wujiang-jk@360jinrong.net

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing two Class A ordinary shares	The Nasdaq Global Market
Class A ordinary shares, par value US$0.00001 per share*	The Nasdaq Global Market*

*Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, there were 287,652,707 ordinary shares outstanding, par value $0.00001 per share, being the sum of  247,832,121 Class A ordinary shares and 39,820,586 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•                  “360 Finance,” “we,” “us,” “our company” and “our” are to 360 Finance, Inc. and its consolidated subsidiaries and affiliated entities;

•                  “ADSs” are to our American depositary shares, each of which represents two class A ordinary shares;

•                  “Beijing Qibutianxia” are to Beijing Qibutianxia Technology Co., Ltd.;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;

•                  “class B ordinary shares” are to our class B ordinary shares, par value US$0.00001 per share;

•                  “inception” are to the date of our inception, July 25, 2016;

•                  “Fuzhou Financing Guarantee” are to Fuzhou 360 Financing Guarantee Co., Ltd.;

•                  “Fuzhou Microcredit” are to Fuzhou 360 Online Microcredit Co., Ltd.;

•                  “ordinary shares” or “Ordinary Shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00001 per share;

•                  “our VIEs” are to Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee;

•                  “our WFOE” are to Shanghai Qiyue Information Technology Co., Ltd.;

•                  “360 Group” are to 360 Security Technology Inc. and its controlled affiliates;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “Shanghai Qiyu” are to Shanghai Qiyu Information Technology Co., Ltd.; and

•                  “US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

In addition, unless the context indicates otherwise, for the discussion of our business references in this annual report to:

•                  “delinquency rate by vintage” are to (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total initial principal amount of loans in such vintage;

•                  “M3+ delinquency rate” are to the rate of loans delinquent for more than 90 days, excluding loans delinquent for more than 180 days unless the content specifically provides otherwise;

•                  “M6+ delinquency rate” are to the rate of loans delinquent for more than 180 days;

•                  “loan origination volume” are to the total principal amount of loans originated through our platform during the given period;

•                  “outstanding loan balance” are to the total amount of principal outstanding for loans originated through our platform at the end of each period, excluding loans delinquent for more than 180 days unless the content specifically provides otherwise;

•                  “repeat borrower contribution” or “loan origination contributed by repeat borrowers” for a given period are to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period; and

•                  “users with approved credit lines” are to the total number of users who had submitted their credit applications and were approved with a credit line by us at the end of each period.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of the online consumer finance industry in China;

•                  our expectations regarding demand for and market acceptance of our online consumer finance products;

•                  our expectations regarding keeping and strengthening our relationships with borrowers, funding partners, data partners and other parties we collaborate with;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Combined and Consolidated Financial Data

The following selected combined and consolidated statements of operations data for the period from the inception date to December 31, 2016 and the years ended December 31, 2017 and 2018, selected combined and consolidated balance sheet data as of December 31, 2017 and 2018 and selected combined and consolidated cash flow data for the period from the inception date to December 31, 2016 and the years ended December 31, 2017 and 2018 have been derived from our audited combined and consolidated financial statements included elsewhere in this annual report. Our selected combined and consolidated balance sheets data as of December 31, 2016 has been derived from our audited combined and consolidated financial statements not included in this annual report.  Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the summary combined and consolidated financial information in conjunction with our combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Period from the inception date to December 31	Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)

Selected Combined and Consolidated Statements of Operations Data:
Net revenue
Revenue from loan facilitation services	1,618	552,313	3,107,633	451,986
Revenue from post-origination services	40	95,037	757,957	110,240
Financing income	—	50,966	267,844	38,956
Other service fee revenues	—	89,828	313,584	45,609
Total net revenue	1,658	788,144	4,447,018	646,791
Operating costs and expenses:(1)
Origination and servicing	13,178	136,106	728,999	106,029
Sales and marketing	1,605	345,576	1,321,950	192,270
General and administrative	15,410	46,004	569,387	82,814
Provision for loans receivable	—	12,406	44,474	6,468
Provision for financial assets receivable	—	16,273	53,989	7,852
Provision for accounts receivable and contract assets	108	21,180	83,707	12,175
Total operating costs and expenses	30,301	577,545	2,802,506	407,608
(Loss) income from operations	(28,643)	210,599	1,644,512	239,183
Interest income	3	2,422	10,026	1,458
Foreign exchange losses	—	—	(2,563)	(373)
Other income, net	—	22	7,696	1,119
(Loss) Income before income tax benefit (expense)	(28,640)	213,043	1,659,671	241,387
Income tax benefit (expense)	7,924	(48,178)	(466,360)	(67,829)
Net (loss) income	(20,716)	164,865	1,193,311	173,558
Deemed dividend	—	—	(3,097,733)	(450,547)
Net (loss) income attributable to ordinary shareholders of the Company	(20,716)	164,865	(1,904,422)	(276,989)
Net (loss) income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	(0.10)	0.83	(9.39)	(1.37)
Diluted	(0.10)	0.83	(9.39)	(1.37)
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	198,347,168	198,347,168	202,751,277	202,751,277
Diluted	198,347,168	198,347,168	202,751,277	202,751,277

Notes:

(1)         Share-based compensation expenses were allocated as follows:

	Period from the inception date to December 31	Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)

Origination and servicing	—	—	150,177	21,842
Sales and marketing	—	—	15,700	2,284
General and administrative	—	—	441,504	64,214
Total	—	—	607,381	88,340

The following table presents our selected combined and consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016(1)	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)

Selected Combined and Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	6,173	468,547	1,445,802	210,283
Restricted cash	—	487,882	567,794	82,582
Security deposit prepaid to third-party guarantee companies	—	—	795,700	115,730
Accounts receivable and contract assets, net (net of allowance of RMB 108, RMB 21,270 and RMB 82,515 as of December 31, 2016, 2017 and 2018, respectively)	1,516	327,103	1,791,745	260,599
Financial assets receivable, net (net of allowance of RMB nil, RMB 16,258 and RMB 56,656 as of December 31, 2016, 2017 and 2018, respectively)	7,722	270,122	1,193,621	173,605
Loans receivable, net	—	1,192,307	811,433	118,018
Total current assets	80,309	3,017,566	7,342,019	1,067,852
Total non-current assets	10,114	81,792	7,716	1,122
Total assets	90,423	3,099,358	7,349,735	1,068,974
Current liabilities:
Payable to investors of the consolidated trusts	—	536,906	300,341	43,683
Guarantee liabilities	5,768	300,942	1,399,174	203,501
Total current liabilities	111,139	2,365,209	2,893,781	420,882
Total shareholder’s (deficit) equity	(20,716)	734,149	4,440,196	645,800
Total liabilities and equity	90,423	3,099,358	7,349,735	1,068,974

Note:

(1) We adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 in 2018 on a full retrospectively basis in 2018, and the related balances as of December 31, 2016 have restated accordingly.

	Period from the inception date to December 31,	Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)

Summary Combined and Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(68,486)	(110,974)	285,116	41,468
Net cash (used in)/provided by investing activities	(2,391)	(1,204,269)	327,649	47,654
Net cash provided by financing activities	77,050	2,265,499	457,430	66,531
Net increase in cash and cash equivalents	6,173	950,256	1,057,167	153,758
Cash, cash equivalents, and restricted cash at the beginning of year/period	—	6,173	956,429	139,107
Cash, cash equivalents, and restricted cash at the end of year/period	6,173	956,429	2,013,596	292,865

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The RPC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the noon buying rate as of December 31, 2018.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to evaluate our future prospects.

We launched our online consumer finance business in September 2016 and only have a limited operating history. Members of our management team have been working together only for a short period of time and are still in the running-in period. They may still be in the process of exploring approaches to running our company and reaching consensus among themselves, which may affect the efficiency and results of our operation.

We have limited experience in most aspects of our business operation, such as credit product offerings, credit assessment and the development of long-term relationships with borrowers, institutional funding partners, and other business partners. In addition, we have limited experience in serving our current target borrower base. As our business develops or in response to competition, we may continue to introduce new products, make adjustments to our existing products, or make adjustments to our business operation in general. We will also seek to expand the base of prospective borrowers on our platform, which may result in higher delinquency rate of transactions originated by us. Any significant change to our business model not achieving expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Furthermore, in addition to our established loan facilitation business, we may also from time to time explore other growth opportunities, including extending our user base to different risk profile borrowers or entering into new markets such as technology service to financial institution customers and e-commerce. These initiatives may have different impacts on our performance, including deterioration of loan performance and cannibalization of existing services. Failure to manage the expansion may have unexpected material effect on our results of operation.

The online consumer finance industry is new and rapidly evolving, which makes it difficult to effectively assess our future prospects.

The online consumer finance industry in the PRC is new and in developing stage. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. See “—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Furthermore, the online consumer finance industry has not witnessed a full credit cycle. The market players in the industry, including us, are inexperienced in responding to the change of market situations effectively and keep the growth of business steadily when the industry enters a different stage. We may not be able to sustain our historical growth rate in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•                  offer competitive products;

•                  broaden our prospective borrower base;

•                  increase the utilization of our products by existing borrowers as well as new borrowers;

•                  maintain and enhance our relationship and business collaboration with our partners;

•                  maintain low delinquency rate of loans originated by us;

•                  develop cooperative relationships with funding partners to secure sufficient, diversified, cost-efficient funding to the drawdown requests;

•                  navigate a complex and evolving regulatory environment;

•                  improve our operational efficiency;

•                  attract, retain and motivate talented employees to support our business growth;

•                  enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•                  navigate economic conditions and fluctuation; and

•                  defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We rely on 360 Group as an essential source of user traffic and technology support. If the user traffic or other services provided by 360 Group become limited, restricted, curtailed, less effective or more expensive in any way, or become unavailable to us for any reason, or we cannot benefit from the brand recognition of 360 Group as we do, our business may be materially and adversely affected.

We have established a strategic partnership with 360 Group, one of our affiliates, and we collaborate across multiple areas of our business. This strategic partnership has contributed to the significant growth of our revenue, particularly in early stage of our business, and we believe that it will continue to contribute to the growth of our revenue. We have entered into a framework collaboration agreement with 360 Group, setting out the terms of collaboration, especially as if relates to research and development, user traffic support, and trademark licensing. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with 360 Group.” However, we cannot assure you that we will continue to receive the same level of support from 360 Group of the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms. As 360 Group is a public company listed on the Shanghai Stock Exchange of China, it is subject to relevant PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire.

We are the finance partner of 360 Group and we benefit from authorization by 360 Group to use its brand. We believe 360 Group’s strong brand recognition and wide adoption in China assist certain of our core capabilities, such as borrower acquisition and cooperative relationship with our partners. However, we cannot assure you that 360 Group will continue to authorize us to use its brand. If we are not allowed to use 360 Group’s brand or 360 Group’s brand recognition deteriorates, the results of our business operation and financial condition may be materially and adversely impacted. Furthermore, as we are the finance partner of 360 Group, any malicious or negative allegations about 360 Group may adversely impact our business.

Our research and development also benefit from the collaboration with 360 Group in developing our proprietary technologies. We cannot assure you that 360 Group will continue to work with us to develop our technologies. If 360 Group ceases to collaborate with us or if such collaboration becomes less effective, our competition edge on the technology may be materially and adversely impacted.

Our collaboration with 360 Group also extends to brand building and marketing. We collaborate with 360 Group to conduct targeted marketing through various other marketing channels, such as app stores and search engines. 360 Group’s brand recognition helps us maintain a cooperative relationship with our marketing channel partners, and any deterioration to 360 Group’s brand may adversely impact our marketing efforts. In addition, some of trademarks we use such as “360 Jietiao” are owned by 360 Group. The framework collaboration agreement entered by and between us and 360 Group contains a licensing clause which enables us to use the trademarks we need within the term of the framework collaboration agreement. However, we cannot assure you that 360 Group will continue to authorize us to use the trademarks, and if they do not, our business may be materially and adversely impacted.

The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online consumer finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Recent legislations that have significant impact on the industry include: the Guidelines on Promoting the Healthy Development of Internet Finance Industry, or the Fintech Guidelines, the Implementation Plan for the Special Rectification of Internet Financial Risk, the Notice on the Implementation of Check and Rectification of Cash Loan Business and a supplementary notice, or the Notices on Cash Loans, and the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, and the Online Lending Rectification Office issued the Implementation Plan of Specific Rectification for Risks in Microcredit Companies conducting Online Microcredit Business, or Circular 56, which further details the requirements on online microcredit companies.

We focus on complying with relevant laws, regulations and government policies applicable to our business practice in the PRC, while we are still subject to noncompliance risk since the rules and regulations are general and yet to be further interpreted or supplemented.

Circular 141 specifies that the business of “cash loan” which is characterized by the lack of specific consumption scenarios, designated purposes, targeted users and collateral may be subject to inspection and rectification. We do not believe any of the loans originated through our platform are prohibited under Circular 141, as they do not have all of the four characteristics of cash loans or engage in issuing of excessive borrowing, granting credits repeatedly of individual borrowers, collecting abnormally high interest rate and violating privacy as defined under Circular 141. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all the four characteristics or just any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. We may be required to cease or modify any such “cash loans” to comply with Circular 141 and any other future laws and regulations, which may materially and adversely affect our business and prospects.

In addition, Circular 141 further stipulates that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk control and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. If a financial institution violates the aforementioned rules and provisions, the regulatory authorities may enforce business suspensions, compulsory enforcements, cancellation of qualifications or supervise the rectifications. If the circumstances are extremely serious, such financial institution’s business license may be cancelled. For a discussion of Circular 141, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of cash loans.”

Before the promulgation of the Circular 141, we followed the market practice in drafting agreements used in our loan originations. In response to certain requirements under the Circular 141, we have made several adjustments to our collaboration model with certain institutional funding partners. However, we may still be deemed to violate the Circular 141 or other relevant rules in the following aspects of our business:

•                  Guarantee practice.  Although we neither collect guarantee fees from our institutional funding partners, nor do we take providing guarantees as our main operating business, we may be deemed to operate financing guarantee business by the PRC regulatory authorities since (i) we provide guarantee deposits for certain of our institutional funding partners and (ii) some of our PRC subsidiaries without the relevant financing guarantee license provide guarantees or other credit enhancement services to some of our institutional funding partners. We have been switching to a new model under which third-party guarantee companies or our own licensed guarantee company provide guarantee service to our funding partners, and we at the same time, provide back-to-back guarantee for external guarantee companies. We provided deposits to, or afforded guarantees or other credit enhancements services to, our institutional funding partners without the relevant guarantee license for 12.4% of all loans originated through our platform in the fourth quarter of 2018.  As advised by our PRC legal counsel, the third-party guarantee model is not prohibited by Circular 141, because we are not providing guarantee to banking financial institutions. We also consulted with local authorities which have the same opinion. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will take the view with our PRC legal counsel on this issue.

•                  Payment.  We have adopted a new payment flow model under which the repayment of borrowers is made directly to our funding partners, who will then pay us our service fee. In certain cases, some funding partners further engage us and a third-party payment system service provider to together arrange payment clearance, pursuant to which borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount to the portions that funding partners and us are each entitled to. We do not charge any fees from borrowers under the new payment flow model. As of December 31, 2018, there was only one remaining partner was not under the new payment model, which funded less than 1% of all our loan originations in December 2018. As advised by our PRC counsel, such new payment model does not violate Circular 141. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with our PRC legal counsel.

•                  Product pricing.  Even though all of our loans are priced under an annual percentage rate, or APR, of 36%, we may still need to adjust our price if requested by the governmental authorities. The price we adopt is calculated as the daily rate times 360, and we stick to the pricing policy that no loans shall have an APR exceeding 36%. The authority may challenge our calculation method and adopt a different pricing calculation approach. For loan with APR excess 36% the allegation to make interest payments in excess of 36% is void and the court will uphold the borrower’s claim for the return of the excess portion to the borrower. As of December 31, 2018, the outstanding balance of the loans with an APR exceeding 24% amounted RMB30.6 billion (US$4.5 billion), representing 71.0% of all the outstanding balance of our loans, comparing to RMB5.3 billion and 43.5%, respectively, as of December 31, 2017. The interest rate permitted to be charged on loans originated on our platform is subject to limitations set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015, which provides that (i) as to the loans with annual interest rates between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender voluntarily, and so long as such payments have not damaged the interest of the state, the community and any third party, the courts will turn down the borrower’s request to demand the return of the excess interest payments, and (ii) if the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on private lending.”

With respect to our practices described above, since Circular 141 has no retrospective effect on the loan facilitation business conducted prior to the issuance of Circular 141, as advised by our PRC legal counsel we believe that loans we originated prior to the issuance of Circular 141 or under our existing collaboration agreements executed prior to the issuance of Circular 141 are not subject to Circular 141. However, we cannot rule out the possibility that the government authorities would still consider our business practices described above to be in violation of Circular 141 and there can be no assurance that the PRC governmental authorities will ultimately take a view that is consistent with our PRC legal counsel. To the extent that any aspect of our products or services is deemed to be non-compliant with any requirements of the relevant PRC laws and regulations, we may need to further adjust our current practices within a limited time period and, as a result, our business operations may be negatively impacted.

Any new changes to, or new interpretations of, the existing regulations on the online consumer finance industry may discourage our funding partners to fund the loans through our platform. If our funding partners cease to fund the loans, either on a temporary basis so as to better clarify the new regulatory environment, or on a permanent basis for non-compliance concerns, our operation will be adversely impacted. If fewer financial institutions are willing to fund the loans, the competition on the funding may become more intense, and the cost of funding may increase, which may adversely impact our results of operation.

In addition, we may be required to make significant changes to our operations from time to time in order to comply with the changes in laws, regulations and policies, which may increase our cost of operation, limits our options of products offering or even change our business model fundamentally. For example, the current rules and regulations prohibit a bank from outsourcing credit assessment, risk control and other key functions to a loan facilitation service provider. At present, although the collaboration agreements between us and banks stipulate that we only provide assistance and support regarding risk assessment and early-stage filtering of drawdown applications to the banks and banks still make the final credit decision, we cannot ensure that the authorities will have the same view. Meanwhile, our risk management assistance to banks mainly depends on the evaluation of information regarding personal credit status, which may be deemed as the “data-driven risk management model,” a model the regulations such as Circular 141 demands to be adopted with care and caution. If such assistance is prohibited, it may affect the subsequent collaboration between us and our institutional funding partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected.

Furthermore, from time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

We are subject to credit cycle and the risk of deterioration of credit profiles of borrowers.

Our business is subject to credit cycle associated with the volatility of the general economy. If economic conditions deteriorate, we may face an increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adversely impact our result of operations.

In addition, any deterioration in our borrowers’ creditworthiness, or any increase in our delinquency rate will also discourage our funding partners from cooperating with us. If our funding partners choose to adopt a tight credit approval and drawdown funding policy during a specific period, our ability to secure funding during such period will be materially restricted, and our results of operation will be adversely impacted.

Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity associated with borrowers and parties handling borrower or institutional funding partner information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Even if we identify a fraudulent borrower and reject her credit application, such borrower may re-apply by using fraudulent information. We may fail to identify such behavior, despite our measures to verify personal identification information provided by borrowers. Furthermore, we may not be able to recoup funds underlying transactions made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage funding partners from collaborating with us, reduce the number of transactions originated to borrowers and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

We rely on our proprietary risk management model in assessing the creditworthiness of our borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans originated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract borrowers to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and the likelihood of default. To conduct this evaluation, we utilize our Argus RM Model, which is built based on massive data collected through various channels and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. Upon the data aggregation, our system converts the originally unstructured data into structured data using machine learning techniques and applies them to our anti-fraud and credit assessment models. See “Item 4. Information on the Company—B. Business Overview—Risk Management.”

Our Argus RM Model, though well-tuned through our manual structuring and machine learning, may still be flawed or ineffective to process the immense data and provide an accurate report. It may not adjust itself to the changes in the data patterns or the changes to the major economy background. It may be breached, manipulated or otherwise compromised.

If any of the foregoing were to occur in the future, our funding partners may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our platform for financing, and our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Meanwhile, as our Argus RM Model becomes more and more familiar to the public and the fraudulent borrowers become better and better educated regarding the industry practice, it is possible that despite the iterative development of our anti-fraud and credit-scoring algorism, our model becomes outdated and ineffective to detect new fraud schemes or make accurate credit assessments. If that happens, our ability to control our delinquency rate will become substantially limited, which will adversely impact our operation and financial status.

We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted.

We rely on our risk management team to continuously iterate and train our Argus RM Model, which is the center of the establishment and execution of our risk management policies. Although our Argus RM Model is equipped with machine learning capability and conducts self-learning and self-development all based on the data we have, we still rely on our risk management team to spot and fix potential errors and flaws in our Argus RM Model. Meanwhile, the consumer finance market changes fast and we may need to adjust our risk management principles from time to time to control our loss rate while securing a stable increase in our borrowers and satisfying returns for our funding partners. We rely on our risk management team to closely monitor the change in the market and our business, and update our risk management principles accordingly, which will be then used to train our Argus RM Model. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, we may have to incur additional time and monetary cost to find a replacement to our risk management team that fits us, and our result of business operation and financial status may be adversely and severely impacted.

Credit and other information that we receive from third parties about borrowers may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. We currently cannot determine for sure whether borrowers have outstanding loans through other online platforms at the time they obtain a loan from us even though we adopt certain investigation measures. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other online platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make repayments on her loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally and could result in the financial distress or insolvency of the borrower. Meanwhile, if the price of the quality data on which we run our algorithms increases, we may not get access to the quality information at the same cost in the future. We may be forced to run our algorithms on fewer quality data, iterate our algorithms or pay more for quality information in the future, each adversely affecting our result of the operation.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

The consumer finance industry is still new to the borrowers in China. Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our products from those of our competitors. Convincing prospective borrowers of the value of our products is critical to increasing the number of transactions for borrowers and to the success of our business. We believe that developing and maintaining awareness of our brand effectively is critical to attracting and retaining borrowers. This, in turn, depends largely on the effectiveness of our borrower acquisition strategy, our marketing efforts, our collaboration with funding partners and the success of the channels we use to promote our platform. If any of our current borrower acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers.

Our collaboration with market-leading channel partners is essential to our borrower acquisition efforts. If such collaboration ceases or becomes less effective, for reasons attribute either to us or to our channel partners, we may face instant borrower acquisition pressure, and may need to incur additional cost to replace such partners for borrower acquisition, if we could replace them at all. Besides, if some of our channel partners were acquired or controlled by the competitors of 360 Group, our collaboration with such channel partners may be limited or severely and adversely impacted. We may not find new partners to replace our original ones.

Our efforts to build our brand have caused us to incur expenses, and it is likely that our future marketing efforts will require us to incur additional expenses. These efforts may not result in increased operating revenue in the immediate future or any increases at all, and even if they do, any increases in operating revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

If we are unable to maintain or increase the volume of loan originated through our platform or if we are unable to retain existing borrowers or attract new borrowers, or if we fail to meet the financial needs of our borrowers as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be adversely affected.

The volume of loan originations through our platform has grown rapidly since our inception, and the total amount of loans originated through our platform was RMB127.4 billion (US$18.5 billion) as of December 31, 2018. To maintain the high growth momentum of our platform, we must continuously increase the volume of loan originations by retaining current borrowers and attracting more borrowers. We intend to continue to dedicate significant resources to our borrower acquisition efforts. If there are insufficient qualified loan requests, our funding partners may consider withdrawing from our collaboration or lowering their funding commitments to us. If there are insufficient funding commitments, borrowers may be unable to obtain capital through our platform and may turn to other sources for their borrowing needs.

The overall volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers relative to the market rates, the efficiency of our credit underwriting process, availability of our funding partners, the macroeconomic environment and other factors. In connection with the introduction of new products or response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our loan origination volume. In addition, although we have entered into the framework collaboration agreement with 360 Group, pursuant to which 360 Group will provide us borrower acquisition service, we cannot assure you that we will continue to receive sufficient traffic from 360 Group or other support for our borrower acquisition. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers, and may even lose our existing borrowers to our competitors. If we are unable to attract qualified borrowers or if borrowers do not continue to participate in our platform at the current rates, we might be unable to increase our loan origination volume and revenues as we expect, and our business and results of operations may be adversely affected.

If we fail to maintain collaboration with our financial institution funding partners or to maintain sufficient capacity to originate loans to our borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.

Our top five financial institution funding partners contributed around 57% of total funding for all cumulative loan origination as of December 31, 2018. Our financial institution funding partners typically agree to provide funding to our borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our borrowers’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our financial institution funding partners, our funding partners may implement additional requirements in their approval process outside of our monitor and control. Thus there is no assurance that our financial institution funding partners could provide reliable, sustainable and adequate funding, either because they could decline to fund borrower loans originated on our platform or decline to renew or renegotiate their participation in our direct lending programs.

Furthermore, as requested by the recently promulgated rules on consumer finance industry, we are currently working with our financial institution funding partners to update our collaboration model, including but not limited to upgrading our system as well as adopting new transaction process. However, we cannot assure you that all of our financial institution funding partners have the willingness and ability to finish system upgrade or adopting new transaction model. If our collaboration with some financial institution funding partners is found not in compliance with the applicable regulations or rules by governmental authorities, we may be requested to cease our collaboration with such financial institution funding partners, and our capacity to originate loans through our platform will be adversely and severely impacted.

In addition, if PRC laws and regulations impose more restrictions on our collaboration with funding partners, these financial institution funding partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of funding partners. It was recently reported that governmental authorities were seeking comments to additional regulation which will set forth more stringent rules, both from procedural and substantive perspective, for banks to cooperate with online consumer finance platforms. Regional banks, which are an important category of our funding partners, should mainly focus on serving local borrowers, and ratio of loans extended to borrowers not residing in a that regional bank’s area should not exceed 20%, according to the reported draft regulation. The outstanding balance of the loans funded by regional banks was RMB25.1  billion (US$3.7  billion), representing 58.2 % of the total outstanding balance of loans we had facilitated as of December 31, 2018. If regional banks are restricted from funding loans nationwide, it may materially increase the funding costs to our loans, which may adversely affect our results of operations and profitability if such increasingly stringent regulation materializes. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution funding partners, our collaboration with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

If our business arrangements with certain institutional partners were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

We have secured certain funding from institutional funding partners through the channel of trusts and asset management plans in collaboration with two trust companies and one asset management company.

According to our cooperative arrangement with trust companies and the asset management company, each trust and asset management plan had a specified term. Institutional funding partners invested in such trusts or asset management plans in the form of trust or asset management units, which entitled the institutional funding partner to the return on the investment with each unit. We were designated as the service provider for the trusts and asset management plans. If a credit application was approved by us, credit drawdown would be funded by the trusts to borrowers directly subject to the independent credit review of such trusts. These trusts and asset management plans were identified as the lender under the loan agreements with our borrowers. The trust and asset management plan remitted to the funding partners investment returns pursuant to the terms of the trust and plan that reflected funds initially provided by the funding partners. The investment gains would be distributed to the trust based on the actual loan interest. The trust company or asset management company, as appropriate, was responsible for administering the trust and was paid a service fee.

In 2017, the trusts and assets management plans were set up with total assets of RMB1 billion which invested solely in loans on our platform. We are considered as the primary beneficiary of the trusts and asset management plans and thus consolidated such trusts’ and plan’s assets, liabilities, results of operations and cash flows.

Although we have not been part of the fund-raising process by the trusts or the plan, we cannot assure you that our provision of services to the trusts or asset management plans will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies and asset management companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of our loans and affect our result of operations.

We enter collaboration contracts with fixed terms with other service providers, such as marketing service providers or payment service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or we can renew such agreements with the term we desire. Such service providers may also be demanded by their investors not to work with us, or form alliance to seek better terms dealing with us.

If our P2P platform funding partner is prohibited from conducting its business or fails to attract sufficient individual investors to fund our loans, our business and results of operations will be adversely impacted.

Certain peer-to-peer (P2P) lending platform operated by a subsidiary of Beijing Qibutianxia, thus an affiliate of us, funded 23.6% of loans originated through our platform since our inception and up to December 31, 2018. The platform operator is now actively applying for the peer-to-peer (P2P) lending registration, or the P2P registration. However, given the overall enforcement timetable for P2P registration might be delayed nationwide and the timeline of the government review of such P2P registration is indefinite, we cannot assure you such operator will finish registration in short time, if at all. PRC regulations on P2P lending industry is still evolving and such operator may be requested by the governmental authority to cease its business operation if it cannot finish its registration. If such operator is prohibited from conducting its business or fails to attract sufficient individual investors to fund our loans, we may need to secure additional funding or experience insufficiency in funding, which in turn will adversely impact our business and results of operations.

Our online microcredit company may not be able to provide a sufficient amount to fund the growth of our business. In addition, the regulatory regime and practice with respect to online microcredit companies are evolving and subject to uncertainty.

In March 2017, we established an online microcredit company, Fuzhou Microcredit, which has obtained the approval of the relevant competent local authorities to fund loans. The authorized amounts are currently sufficient to meet our funding needs for on-balance sheet transactions. However, we may not be able to obtain the regulatory approvals to increase the authorized amounts or to establish additional online microcredit companies to fulfill our future growth need.

Government authorities have issued certain rules, laws, and regulations to regulate the organization and business activities of online microcredit companies. However, due to the lack of the detailed rules on interpretation and implementation of such rules, laws and regulations and the fact that the rules, laws, and regulations are expected to continue to evolve with respect to the online microcredit companies, there are uncertainties as to how such rules, laws and regulations will be interpreted and implemented and whether there will be new rules, laws or regulations issued that would set further requirements and restrictions on online microcredit companies. We cannot assure you that our existing practice of online microcredit companies will be deemed to be in full compliance with all rules, laws and regulations that are applicable, or may become applicable to us in the future.

If our funding partners fail to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, our business and results of operations could be materially and adversely affected.

In collaboration with our funding partners and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Fintech Guidelines purports, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

•                  the establishment of a borrower identification program;

•                  the monitoring and reporting of the suspicious transaction;

•                  the preservation of borrower information and transaction records; and

•                  the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Fintech Guidelines. Any new requirement under money laundering laws could increase our costs and may expose us to potential sanctions if we fail to comply.

In addition, we rely on our third-party service providers, in particular, the payment companies that handle the transfer of the repayment to have their own appropriate anti-money laundering policies and procedures. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our funding partners or payment processors as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our funding partners and payment processors comply with the applicable anti-money laundering laws and regulations, we, funding partners and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other online consumer finance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our financial condition and results of operation.

We need to engage guarantee companies to provide credit enhancement or additional comfort to our funding partners, and we recognize guarantee liability for accounting purposes. If we fail to source and engage a guarantee company to our funding partners’ satisfaction, at a reasonable price, our collaboration with our funding partners will deteriorate, and our results of operation may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions.

To comply with Circular 141, we have engaged guarantee companies to provide credit enhancement to our funding partners, and one of our VIEs, Fuzhou Financing Guarantee, has obtained the license of conducting guarantee service. Even though we will use the licensed guarantee company of our own to provide service to our funding partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that either our guarantee company could provide satisfying service to our funding partners from time to time, or we will always be able to source and engage guarantee companies to our funding partners’ satisfaction. If we fail to source and engage guarantee companies to our funding partners’ satisfaction, at a reasonable price, our collaboration with our funding partners will deteriorate or even suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.

As we provide either guarantee deposit to our funding partners, or back-to-back guarantee to the third party guarantee companies, from the accounting prospective, we recognize the guarantee liability at fair value which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the online consumer finance market is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target borrower base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit risk assessment and expectations differ from actual circumstances or if the quality of the loans originated by us deteriorates, our guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.

If our loan products do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We have devoted significant resources to and will continue to put an emphasis on upgrading and marketing our existing loan product and enhancing its market awareness. We may also incur expenses and expend resources up front to develop and market new loan products and financial services that incorporate additional features, improve functionality or otherwise make our platform more attractive to borrowers. New loan products and financial services must achieve high levels of market acceptance in order for us to recoup our investments in developing and marketing them. To achieve market acceptance, it is essential for us to maintain and enhance our ability to match and recommend suitable financial products for our borrowers, the effectiveness of our curation process and our ability to provide relevant and timely content to meet changing borrower needs. If we are unable to respond to changes in borrower preference and deliver satisfactory and distinguishable borrower experience, borrowers and prospective borrowers may switch to competing platforms or obtain financial products directly from their providers. As a result, borrower access to and borrower activity on our platform will decline, our services and solutions will be less attractive to financial service providers and our business, financial performance and prospects will be materially and adversely affected.

Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

•                  borrowers may not find the features of our loan product, such as the prices and credit limits, competitive or appealing;

•                  we may fail to predict market demand accurately and provide loan products that meet this demand in a timely fashion;

•                  borrowers and funding partners using our platforms may not like, find useful or agree with the changes we make;

•                  there may be defects, errors or failures on our platforms;

•                  there may be negative publicity about our loan products, or our platform’s performance or effectiveness;

•                  regulatory authorities may take the view that the new products or platform changes do not comply with PRC laws, regulations or rules applicable to us; and

•                  there may be competing products or services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

We face increasing competition, and if we do not compete effectively, our operating results could be harmed.

The online consumer finance industry in China is highly competitive and evolving. We face competition from other online platforms, major internet players and traditional financial institutions.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrowers, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. For example, traditional financial institutions may invest in technology and enter into the online consumer finance industry. Experienced in financial product development and risk management, and being able to devote greater resource to the development, promotion, sale and technical support, they may gain an edge in the competition against us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

Our competitors may be better at developing new products, responding to new technologies, charging lower fees on loans and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential borrowers may not fully understand how our platform works. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges.

Furthermore, in response to more stringent PRC laws and regulations regarding cash loans, more online lending platforms may expand their services and products to scenario-based lending, including partnering with e-commerce platforms, which may drive up the competition among online lending platforms. Such intensified competition may increase our operating costs and adversely affect our results of operations and profitability. To the extent that our competitors are able to offer more attractive terms to our business partners, such business partners may choose to terminate their relationships with us or request us to accept terms matching our competitors’.

In addition, our competitors may implement certain procedures to reduce their fees in response to the current or potential PRC regulations on interest rates and fees charged by online lending platforms. Borrowers are generally interest sensitive with less brand loyalty. We may not succeed in utilizing the borrower stickiness if we fail to provide products with competitive prices. If we apply prices below the commercially reasonable level, our results of operations and financial conditions may be adversely impacted. If we are unable to compete with our competitors, or if we are forced to charge lower fees due to competitive pressures, we could experience reduced revenues or our platforms could fail to achieve market acceptance, any of which could materially and adversely affect our business and results of operations.

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

Our in-house collection team handles the collection of delinquent loans within 60 days after the default. We also engage certain third-party collection service providers from time to time. If either our or our third-party service providers’ collection methods, such as phone calls, and text messages, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease.

While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the borrowers or regulatory authorities as harassments, threats or as other illegal conduct, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the funding partners’ confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan origination volume on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

Any harm to our brand or reputation or any damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•                  maintain the quality and reliability of our platform;

•                  provide borrowers with a superior experience in our platform;

•                  enhance and improve our Argus RM Model;

•                  effectively manage and resolve borrower complaints; and

•                  effectively protect personal information and privacy of borrowers.

Any malicious or innocent negative allegation made by the media or other parties about our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for China’s online consumer finance is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online platforms like us. As we are the finance partner of 360 Group, any negative allegation about 360 Group may also have adverse impact on us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with prospective borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers, such as during the collection process, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Furthermore, we rely on certain third-party service providers, such as borrower acquisition, marketing and brand promotion, third-party payment platforms and collection service providers, to conduct our business. If these service providers failed to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. We enter into collaboration contracts with fixed terms with such service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or we can renew such agreements with the term we desire. Such service providers may also be demanded by their investors not to work with us, or form alliance to seek better terms dealing with us. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Fluctuations in interest rates could negatively affect our loan origination volume.

Most of the loans originated through our platform are issued with fixed interest rates. Fluctuations in the interest rate environment may discourage funding partners to fund our platform, which may adversely affect our business. Meanwhile, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our borrowers.

Our ability to protect the confidential information of our borrowers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers, which makes it an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

Meanwhile, if there is any failure by us to protect confidential information, we may be involved in various claims and litigations raised for privacy or other damages. Such claims and litigations will take a lot of time and resources to defend and we cannot assure you any result for us litigations.

If we fail to complete, obtain or maintain the value-added telecommunication license, requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.

PRC regulations impose sanctions for engaging in internet information services of a commercial nature without having obtained an internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a value-added telecommunications service license, or the VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunication business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of online consumer finance industry remains uncertain, it is unclear whether online consumer finance service providers like us are required to obtain ICP license or ODPTP license, or any other kind of VATS licenses. We have not obtained any ICP license and ODPTP license to date for Shanghai Qiyu. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC government authorities will explicitly require any of our VIEs or subsidiaries of our VIEs to obtain additional ICP licenses, ODPTP licenses or other VATS licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. We could be found in violation of any future laws and regulations, or of the laws and regulations currently in effect due to changes in the relevant authorities, or interpretation of these laws and regulations. We cannot assure you that we would be able to obtain or maintain any required license, regulatory approvals or filings in a timely manner, or at all, which would subject us to the sanctions such as the imposition of fines and the discontinuation or restriction of our operations or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations. Even though we intend to work proactively on applying the relevant licenses, due to the lack of detailed rules regulating the online consumer finance service and clarification of the nature of this innovative business model, we learned that the local telecommunication regulatory authority might put any applications on hold.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, as well as the effectiveness of mobile operating systems and networks, which we do not control.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Meanwhile, the operation of our mobile apps depends upon the effectiveness of mobile operating systems, networks and standards, which we do not control. If such systems or networks break down, or if the standards change and require different parameters on which the mobile apps run, our service through our applications will be disrupted, and our result of operations adversely affected.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing loans on our platform, reduce the attractiveness of our platform and result in a loss of borrowers.

In the event of a platform outage and physical data loss, the performance of our platform and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, solutions and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users and financial service providers. Much of our system hardware is hosted in a leased facility located in Beijing that is operated by 360 Group. We also maintain a real-time backup system in the same facility and a remote backup system in a separate facility. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts, and similar events. If there is a lapse in service or damage to our leased facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in the availability of our platform or solutions, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and financial service providers. Additionally, in the event of damage or interruption, we have no insurance policy to adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and funding partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or funding partners, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, software copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Properties” and “Item 4. Information on the Company—B. Business Overview—Regulation—Laws and Regulations relating to Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and in a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Aspects of our platform include software covered by open source licenses. Open source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of such terms on our business is somewhat unknown. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. There can be no assurance that efforts we take to monitor the use of open source software to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code will be successful, and such use could inadvertently occur. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flow and financial condition. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our products or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our business depends on the continued efforts of our management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our management, particularly the executive officers named in this annual report, and teams in charge of our risk management, products development and collaboration with funding partners. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business, or disclose confidential information to the public. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction, and even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•                  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;

•                  the inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•                  difficulties in retaining, training, motivating and integrating key personnel;

•                  the diversion of management’s time and resources from our daily operations;

•                  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•                  difficulties in retaining relationships with borrowers, employees and suppliers of the acquired business;

•                  risks of entering markets in which we have limited or no prior experience;

•                  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•                  the assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk of liability;

•                  the failure to successfully further develop the acquired technology;

•                  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•                  potential disruptions to our ongoing businesses; and

•                  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audits of our combined and consolidated financial statements as of and for the year ended 2018, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient accounting personnel with U.S. GAAP knowledge to design and implement formal period-end financial reporting key controls and procedures to review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirement set forth by the SEC.

We have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our quarterly results may fluctuate and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenue, operating cost and expenses, net (loss)/income and other key metrics may vary in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs.

In addition, we may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our borrowers typically use their borrowing proceeds to finance their personal consumption needs. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain this personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and our ability to operate our platform could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees for our services, our financial condition and results of operations may be adversely affected.

We may not have sufficient business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guiding Catalog for Foreign Investment Industries promulgated in 2007, as amended in 2011, 2015, 2017, and 2018, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. We have set up a series of contractual arrangements entered into among our WFOE, our VIEs, and the record holders of our VIEs to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. Shanghai Qiyu has been operating our online consumer finance business, including, among others, operations of our 360 Jietiao since its incorporation. According to relevant PRC laws and regulations, Shanghai Qiyu may be required to obtain VATS licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment Restrictions—Regulations on value-added telecommunications services.” Fuzhou Microcredit, which also provides loans through our 360 Jietiao, has obtained a microcredit license from the relevant competent local authorities.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations, each of the contracts among our WFOE, our VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, Commerce & Finance Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our VIEs, revoking the business licenses or operating licenses of our WFOE or our VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of our VIEs, and/or our failure to receive economic benefits from our VIEs, we may not be able to consolidate their results into our combined and consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and the shareholders of our VIEs, to operate our online consumer finance business, including, among others, the operation of 360 Jietiao, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs or the shareholder of our VIEs may fail to fulfill their contractual obligations with us, such as failure to maintain our platform and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and the shareholders of our VIEs of their obligations under the contractual arrangements to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs and the shareholders of our VIEs. Although we have the right, subject to registration process with PRC governmental authorities, to replace Beijing Qibutianxia as the record holder of our VIEs under the contractual arrangements, if it becomes uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and the shareholders of our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with our VIEs, and the shareholders of our VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If our VIEs or the shareholders of our VIEs fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer its equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if it was otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform its contractual obligations.

All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements between us and our VIEs will be resolved through arbitration in China. For the sake of clarity, the arbitration provisions here relate to the claims arising from the contractual relationship created by the VIE agreements, rather than claims under the US federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under the US federal securities laws in the United States. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The record holders of our VIEs are beneficially owned by some of our shareholders. However, as we raise additional capital, and our shareholders sell the shares they hold in our company in the future, the interests of such record holders of our VIEs might become different from the interests of our company as a whole. Under influence of its shareholders, such record holders of our VIEs may breach, or cause our VIEs to breach, the existing contractual arrangements we have with them, which would have a material adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the record holders of our VIEs may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, it will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between our VIEs’ shareholders and our company, except that we could exercise our purchase option under the option agreement with such shareholders to request it to transfer all of its equity interests in our VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIEs, and the shareholders of our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, if our WFOE requests the shareholders of our VIEs to transfer its equity interests in our VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our VIEs hold certain substantially all of our assets, some of which are material to our operation, including, among others, intellectual properties, hardware and software. Under the contractual arrangements, our VIEs may not, and the shareholders of our VIEs may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our VIEs’ shareholders breach these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including but not limited to the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China.

A downturn in the Chinese or global economy could reduce the demand for consumer loans, which could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, as well as the relationship between China and the U.S., including those resulting from the ongoing trade dispute between the two countries. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and will replace the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors are required to submit information relating to their investments to the Ministry of Commerce, or MOFCOM, or its local branches.

However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website and mobile app platform. We do not directly own the website and mobile app platform due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China, (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

According to relevant PRC laws and regulations, any enterprise must obtain a value-added telecommunication business license to operate value-added telecommunication business. As a result, our online platform, 360 Jietiao, operated by Shanghai Qiyu, one of our VIEs, may be required to obtain VATS license. Furthermore, it is uncertain if Fuzhou Microcredit will be required to obtain a separate operating license with respect to our mobile app or website in addition to the VATS license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, as wholly foreign-owned enterprises in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to employee benefits and bonus funds. These reserve funds and employee benefits and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Policy for Foreign Exchange Control of Capital Accounts, or the Circular 2, on May 12, 2014, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The Circular 2 may constrain our PRC subsidiary’s ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 introduces a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. Through the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.

In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the shareholders of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. If we do not make adequate employee benefit payments, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse effect on our ADS price.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Stock Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•                  regulatory developments affecting us, our users, or our industry;

•                  deterioration of the collaboration relationship with 360 Group;

•                  conditions in the online consumer finance industries;

•                  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other online consumer finance platforms;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  additions to or departures of our senior management;

•                  detrimental negative publicity about us, our management or our industry;

•                  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•                  sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we have not yet adopted a dividend policy with respect to future dividends, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we have not yet adopted a dividend policy with respect to future dividends. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends either out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, if we asked the depositary to solicit your instructions, the depositary will endeavor to vote the underlying class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to solicit, you can still send voting instructions to the depositary and the depositary may, but it is not required, to endeavor to carry out those instructions. You will not be able to directly exercise any right to vote with respect to the underlying class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. If we ask the depositary to solicit your voting instructions in connection with a shareholders’ meeting, we have agreed to give the depositary notice of that meeting and details of the matters to be voted upon at least 30 days prior to the meeting. However, no disclaimer of liability under the US federal securities laws is intended by any provision of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying class A ordinary shares which are represented by your ADSs, and you may have no legal remedy if the underlying class A ordinary shares are not voted as you requested.

The depositary for our ADSs may give us a discretionary proxy to vote our class A ordinary shares underlying your ADSs if you do not instruct the depositary how to vote such shares, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the class A ordinary shares underlying your ADSs at a meeting and as to a matter, if:

•                  we gave the depositary timely notice of the meeting and related voting materials;

•                  we confirmed to the depositary that we wish a discretionary proxy to be given;

•                  we confirmed to the depositary that we reasonably do not know of any substantial opposition as to a matter to be voted on at the meeting; and

•                  we have confirmed to the depositary that the matter voted not have material adverse impact on shareholders.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent such class A ordinary shares underlying your ADSs from being voted at that meeting, provided the other conditions described above are satisfied, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

The deposit agreement may be amended or terminated without your consent.

We and the depositary may agree to amend the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement or relating to our shares or the ADSs, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our dual class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares consist of class A ordinary shares and class B ordinary shares. Based on our dual-class share structure, Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty votes on all matters subject to vote at general meetings of the Company. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Hongyi Zhou, beneficially owned 76.3% of the aggregate voting power of our company as of March 31, 2019. As a result, he has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Furthermore, given our dual-class shares structure, Mr. Zhou will have the ability to influence the outcome of all corporate governance matters so long as he beneficially owns at least 4.8% of our total issued and outstanding share capital in class B ordinary shares. This structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Hongyi Zhou, the chairman of our board of directors, enjoys more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice.

The dual class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs, each representing two of our class A ordinary shares, in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Certain existing shareholder has substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Hongyi Zhou, the chairman of our board of directors, influences 76.3% of the total voting power of our issued and outstanding ordinary shares as of March 31, 2019. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

Mr. Zhou may take actions that are not in the best interest of us or our other shareholders. This concentration of beneficial ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering. In addition, the significant concentration of beneficial ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

We first adopted our Share Incentive Plan, in May 2018 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The Share Incentive Plan was later amended and restated several times. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our combined and consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the Share Incentive Plan is 25,336,096 and may increase annually by an amount up to 1% of the total number of ordinary shares then issued and outstanding, starting from the completion of our initial public offering. As of December 31, 2018, options to purchase 25,317,516 ordinary shares have been granted and are outstanding under the Share Incentive Plan. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In particular, approximately 75% of our outstanding shares are held by venture capital and/or private equity fund investors that are not our affiliates. These shareholders may have varying investment horizons, cash needs and repayment obligations under certain financing arrangements, including one entered into by certain beneficial owners of our shares, who were originally organized and capitalized for the purpose of the privatization transaction of Qihoo 360 Technology Co. Ltd., and may sell their shares in reliance on Rule 144 without volume limitation following the expiration of the 180-day lock-up period described below.

In connection with our initial public offering, we, our directors, executive officers, existing shareholders and certain option holders have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days after December 14, 2018 without the prior written consent of the representative of the underwriters in our initial public offering. However, the representative of the underwriters may release these securities from these restrictions at any time at their discretion. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have informed Nasdaq that we will follow home country practice with respect to the independence requirements for compensation committee and nomination committee, as well as the majority of the board being independent pursuant to Nasdaq Listing Rule 5615(a)(3). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our combined and consolidated financial statements. Assuming that we are the owner of our VIEs (including their respective subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive foreign investment company considerations.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to “opt out” of such exemptions afforded to an emerging growth company.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We started our operation in July 2016, when Beijing Qibutianxia incorporated Shanghai Qiyu. In March 2017, Fuzhou Microcredit was founded and later obtained the license to conduct online microcredit lending business. In June 2018, Fuzhou Financing Guarantee was founded and obtained the license to provide financing guarantee services.

In April 2018, 360 Finance, Inc. was incorporated in the Cayman Islands as an offshore holding company to facilitate our financing and offshore listing. In May 2018, all shareholders of Beijing Qibutianxia adopted a unanimous resolution to reorganize for offshore listing and determine to spin off the online consumer finance service, microcredit lending as well as related financing guarantee businesses, which were hosted by Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee.

During the reorganization process we issued ordinary shares and preferred shares to the beneficial owners of Beijing Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. We in addition have incorporated a wholly-owned subsidiary, HK Qirui International Technology Company Limited, in Hong Kong. It has further incorporated a wholly-owned subsidiary in China, Shanghai Qiyue Information Technology Co., Ltd., which is referred to as our WFOE in this annual report. Our WFOE has entered into a series of contractual arrangements with Shanghai Qiyu, Fuzhou Microcredit, and Fuzhou Financing Guarantee, which three entities we collectively refer to as our VIEs in this annual report, and their respective record shareholders. These contractual arrangements enable us to exercise effective control over our VIEs; receive substantially all of the economic benefits of our VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law.  For risks and uncertainties associated with this structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIEs, we will be regarded as the primary beneficiary of our VIEs, and may treat them as our consolidated affiliated entities under U.S. GAAP. Accordingly, we will be able to consolidate the financial results of our VIEs in our combined and consolidated financial statements in accordance with U.S. GAAP.

On September 10, 2018, we issued an aggregate of 24,937,695 series B preferred shares to several investors in a private placement transaction and raised US$203.5 million.

On December 14, 2018, our ADSs commenced trading on the Nasdaq Global Market under the symbol “QFIN.” We raised from our initial public offering approximately US$43.3 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

Our principal executive offices are located at China Diamond Exchange Center, Building B, No. 555 Pudian Road, No. 1701 Century Avenue, Pudong New Area, Shanghai 200122, People’s Republic of China. Our telephone number at this address is +86 21 6151-6360. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40 Street, 10th Floor, New York, NY 10016.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at http://ir.360jinrong.net.

B.                                    Business Overview

We are a leading digital consumer finance platform and the finance partner of the 360 Group, one of the largest internet companies in China. We provide tailored online consumer finance products to prime, underserved borrowers funded primarily by our funding partners. Our proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with our 360 Group partnership, our technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of our business. From inception to December 31, 2018, we had facilitated over RMB127.4 billion (US$18.5 billion) in loans to 8.3 million of our borrowers.

Our Products

Our core product is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our product is provided under the 360 Jietiao brand (“360   ” in Chinese, which means “360 notes”).

Our borrower engagement begins with a credit application which typically takes less than five minutes. Once approved, a prospective borrower is granted a line of credit, with a principal amount ranging from RMB1,000 to RMB200,000 (approximately US$145.4 to US$29,088.8), for drawdowns based on specific needs with an amount ranging from RMB500 to RMB40,000 (approximately US$72.7 to US$5,871.8). The average single drawdown amount for 2018, was RMB3,992 (US$580.6). When an approved borrower makes a drawdown request, we and our funding partners then complete separate credit assessments. Once a drawdown is approved, a borrower may elect a loan tenor best suited for her financial needs, in fixed terms of one month, three months, six months or twelve months, to be repaid in monthly installments. We are also offering other payment terms such as repayment at any time with a fixed daily interest within one or two months.

As of December 31, 2018, we have approved credit lines for 12.5 million users, with an average credit line per user of approximately RMB9,412 (US$1,368.9). The average amount of approved credit line for 2018 was RMB9,403 (US$1,367.6). The volume of loan origination in 2018 was RMB96.0 billion (US$14.0 billion). The outstanding balance of all loans made through 360 Jietiao as of December 31, 2018 was RMB43.1 billion (US$6.3 billion). The average tenor of loans originated in 2018, was 8.5 months.

Our Borrowers

Borrower profile

We target the large and growing Chinese population of young prime borrowers between 18 to 35 years old, with established credit histories and low default risk, but underserved by the traditional financial institutions. As of December 31, 2018, we had a total of 12.5 million users with approved credit lines, a majority of whom held credit cards and were between 18 to 35 years old. We have launched a product targeting micro- and small-business owners, which we tailored to reflect such borrowers’ actual needs while giving consideration of their unique risk profiles.

Our borrowers are generally drawn to our platform for supplemental credit solutions. We believe our borrowers choose us for an ease of use beginning with our streamlined credit application and extending to the flexibility to make drawdowns at any time. We started to refer some applicants on our platform who do not fit our risk appetite to Beijing Qicaitianxia Technology Co. Ltd., a wholly-owned subsidiary of Beijing Qibutianxia, and earned referral fees in May 2017.

In addition to tracking total borrowers on our platform, we also measure performance by monitoring our repeat borrower contribution and loss rates. Our repeat borrower contribution was 62.7% for the three months ended December 31, 2018 and our M3+ delinquency rate as of December 31, 2018 was 0.92%.

We believe our high levels of repeat borrower contribution coupled with low delinquency rates reflect our borrowers’ loyalty and creditworthiness. We will continue, in the near-term, to target the prime borrower group while gradually and deliberately broadening to the near-prime borrowing segment over time.

Borrower acquisition

360 Group has historically been our most important borrower acquisition channel. We access many  borrowers through our mobile app which is built into 360 Group’s products, accessible to the 360 Group’s massive user base.

We are improving our targeted marketing capabilities leveraging big data analytics. We generate target borrower profiles based on our registered user and borrower base, collaborate with some of our major third-party channel partners to co-develop analytics algorithms based on anonymous borrower information, and then mirror the target borrower profiles to a much larger user base of our channel partners. Our channel partners can distribute targeted advertisements to their users according to specific rules and instructions based on the analytics algorithms.

Our Funding

We have a stable and diversified base of funding partners. In addition to matching borrowers with funding sources, we also provide incremental credit assessment, collection and other services to facilitate transactions for a substantial portion of loans originated through our platform. We primarily rely on our diversified financial institution funding partners, while also have access to retail investor base through a peer-to-peer institutional partner. With sufficient and strong funding commitment, we have the flexibility to adjust funding mix subject to market condition. For our cumulative loan originations as of December 31, 2018, financial institutions accounted for 74.7%, peer-to-peer institutional partner accounted for a 23.6%, and our online microcredit company accounted for 1.7%.

Institutional funding partners

Financial institutions

We refer qualified borrowers to institutional funding partners, who may elect to underwrite loans based on their own risk appetites. Our financial institution funding partners are primarily commercial banks and licensed consumer finance companies with lower funding costs, more comprehensive compliance protocol and more conservative risk management infrastructures compared with other lending market participants. As required by a small number of financial institution funding partners, some of our loans are funded and disbursed indirectly through trusts and asset management plans. We are considered the primary beneficiary of the trusts and asset management plans and consolidate their assets and liabilities on our balance sheet. We are also seeking opportunities to diversify our funding source through other channels, such as issuance of asset-backed securities.

The value proposition we offer our financial institution funding partners includes risk management technical support, nationwide borrower acquisition and risk adjusted returns. Our technology infrastructure integrates directly with the risk management systems of financial institution funding partners, providing them with a more seamless and real-time risk management experience. We provide our financial institution funding partners an opportunity to acquire borrowers throughout China.

CloudBank is our workflow system capable of processing millions of transactions each day. CloudBank integrates with our financial institution funding partners’ loan disbursement, credit decision, and payment clearance systems. The primary benefit is to facilitate automated matching with borrowers based on pre-defined risk appetites, all with minimal manual intervention, allowing funding within minutes. CloudBank is also the system powering work and information flow around loan servicing.

Peer-to-peer institutional partner

We have access to retail investor base by collaborating with a P2P lending platform operated by a subsidiary of Beijing Qibutianxia and thus a related party, which matches our borrowers with individual investors and facilitates loan funding. We retain the flexibility to evaluate retail funding strategy based on market and regulatory environment.

Guarantee for funding partners

We provide guarantee for defaulted loans in response to funding partners’ needs. Historically we set aside certain security deposits in bank accounts under our name designated by funding partners as guarantee which is used to compensate funding partners for default principal and interest. Following the recent regulation change, particularly the Circular 141 that came into effect in December 2017, we have been actively modifying our practice to achieve and maintain full compliance.

We started to engage licensed third-party guarantee companies to guarantee loans originated through our platform, and often, we provide back-to-back guarantee to these guarantee companies at their requests. We provide certain deposits in bank accounts of licensed third party guarantee companies as back-to-back guarantee, when in the event of default, the deposits will be used to compensate licensed third party guarantee companies for their payout amount to our funding partners in accordance with the agreements with these third party guarantee companies. We also recently set up our own licensed guarantee company that we intend to utilize to provide guarantee to institutional funding partners. Since the second quarter of 2018, we also explored with our funding partners and started offer loan products for which we retain no credit exposure. For the three months ended December 31, 2018, a majority of loans we facilitated for institutional funding partners were either guaranteed by licensed third-party guarantee companies or did not require guarantee where we retain no credit exposure.

Our online microcredit company

In March 2017, we established an online microcredit company, Fuzhou Microcredit, which obtained regulatory approval and was issued a microcredit license to fund loans directly. In 2018, RMB696.4 million (US$101.3 million) of credit drawdowns were funded through our online microcredit company, representing approximately 0.73% of the total amount of loans originated by us during such period.

All loans funded by Fuzhou Microcredit were originated through our platform and we record such loans on our balance sheet. As of December 31, 2018, Fuzhou Microcredit had registered capital of RMB500 million.

Our Proprietary Models and Data Analysis

We power much of our advanced data analysis through two proprietary models; the Argus RM Model and the Cosmic Cube Pricing Model, each of which are described below:

Argus RM Model

The Argus RM Model plays a significant role in our fraud detection, credit assessment and collections functions. The Argus RM Model is empowered with artificial intelligence, including machine learning, which assist Argus RM Model’s decision making across the lifecycle of a loan. The Argus RM Model’s primary function includes:

•                  Fraud detection.  The Argus RM Model is employed to conduct the initial fraud screen of a prospective borrower, providing an F-Score which is a proprietary metric representing the quantification of an estimate of fraud risk, and influencing the loan evaluation and approval process.

•                  Initiate credit assessment.  The Argus RM Model is employed to conduct the initiate credit assessment of a prospective borrower, providing an A-Score which is a proprietary metric representing the quantification of creditworthiness, akin to a traditional credit score, and used to establish credit limits and set pricing through the Cosmic Cube Pricing Model.

•                  On-going credit assessment.  Once a borrower has established a three month history on our platform, the initial credit assessment (A-Score) will be replaced with a B-Score, supplementing the initial credit assessment with borrowing and repayment history. The B-Score is refreshed upon any drawdown request as well as on a monthly basis.

•                  Collection strategy: The Argus RM Model is employed to create a delinquent loan collection strategy, based on our understanding of the borrower, and which collection method to which the borrower may be most responsive. Based on such analysis, a C-Score will be assigned to each delinquent borrower to assist our collection process, indicating the difficulties in collection. The Argus RM Model also guides the collection outreach to the extent it is automated.

Cosmic Cube Pricing Model

Our Cosmic Cube Pricing Model develops a personalized price based on the A-Score for new borrowers and B-Score for existing borrowers on our platform for more than three months, as well as other borrower and underwriting factors. The price will be articulated in the form of an APR. We subject our Cosmic Cube Pricing Model to real-time iteration through the application of machine learning techniques, deriving additional insights from the data we generate and consume. These insights can be used to adjust a borrower’s rate over time, as well as influence our broader pricing strategy across borrowers.

Risk Management

We believe our industry-leading risk management capabilities are a key competitive advantage allowing up to scale.

Data aggregation

We believe large volumes of high quality data differentiate online consumer lending platforms, and we have a meaningful competitive advantage based on our proprietary data collection abilities, our collaboration with 360 Group and other third-party providers.

Our Argus RM Model aggregates and structures borrower data we have collected in an automated and efficient way relying on our algorithm. As of December 31, 2018, we have generated profiles for 78.8 million registered users.

Behavior analysis and fraud detection

Fraud is the single largest source of credit-related loss within the online consumer finance industry today. Our underwriting process is differentiated, we believe, based on our fraud detection capabilities. Through our Argus RM Model, we marry data aggregation with fraud detection capabilities as follows:

•                  Identity authentication.  We use facial recognition technology and other tools and processes leveraging internal and external data sources to verify the identity of a prospective borrower, denying those applications completed with what we believe to be a false identify.

•                  Blacklist filtering.  We maintain a real-time list of suspicious devices and accounts referred to as a blacklist and to which we have automated access. We refer to the blacklist as well as fraud histories provided by third-party institutions to filter prospective borrowers with high fraud risks.

•                  Anti-fraud algorithms.  We filter borrowers through the use of anti-fraud algorithms based on machine learning:

•                  we utilize supervised machine learning processes to learn from known fraud behavior patterns, training our algorithms to develop rules to identify similar patterns and deny suspicious applications;

•                  we utilize unsupervised machine learning to run anomaly detection to detect individual and aggregated abnormal patterns to identify unknown fraud behaviors; and

•                  we conduct a social network analysis, connecting seemingly unrelated factors to often detect fraud schemes.

Proprietary credit scoring and risk models

When a credit application is deemed to not represent a fraud risk, it is then subjected to the credit assessment module of our Argus RM Model. This module will select and analyze approximately 3,000 variables associated with a given credit application. The variables which the Argus RM Model analyzes are selected based on the perceived risk profile of the borrower. The Argus RM Model ultimately generates an A-Score to quantify a borrower’s credit profile. Prospective borrowers with higher A-Scores are granted higher credit limits. The A-Score is then directed to the Cosmic Cube Pricing Model for pricing.

We continuously monitor our borrowers and conduct a credit assessment each time a borrower requests a drawdown. A-Score is the result of the initial credit assessment performed on an applicant based on her credit profile, considering various factors including financial condition, education, past credit history, social behaviors, etc. Different from A-Score, B-Score is applied to existing borrowers on our platform with more than three months of borrowing history, by monitoring borrower behaviors, such as account, drawdown, repayment, operating and recommendation behaviors, etc. The B-Score replaces the A-Score for the purpose of future credit assessment and re-evaluation. The B-Score is reevaluated each time the borrower applies for a drawdown and at the end of each month. Given that we have high repeat borrower contribution, we expect the B-Score, reflecting the latest borrower behavior, to play a prominent role in our overall risk management effort.

Based on the B-Score we assigned to borrowers, we adjust their credit line both proactively and in response to the requests made by them. For a given borrower, the adjustment can be done no more than once every three months. A typical 15% to 25% increase will be given to the credit line of the borrower if we approve the underlying adjustment each time.

Collection

We believe we optimize the collection process for delinquent loans based on the use of a C-Score we assign to each borrower in default using the Argus RM Model. The C-Score processes data from historical collection efforts to automatically identify the most efficient channel for collection, including text messages, mobile app push notices, AI initiated collection calls, human collection calls, emails or legal letters. We also outsource our collection to third-party collection service providers, particularly after 60 days of delinquency.

We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. Our collection system can conduct automatic outbound calls in batches and interact with our borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs.

Privacy protection

We are dedicated to privacy protection of our borrowers during our risk management process, and we adopt policies to make sure we always obtain users’ consent for our use of data and enquire from other sources of their information. We also obtain consent from our borrowers to use the data collected by 360 Group for risk management purposes at the registration stage. All 360 Group’s data we relied on for risk management purposes is provided on a machine-readable-only basis, without subject to any human review or intervention. We can only access the output of such credit analysis to eliminate the possibility of data leakage or unnecessary privacy invasion as much as possible. We also rely on our technologies and internal policies to prevent our systems from being infiltrated or exploited maliciously for data theft purpose.

Furthermore, in line with our commitment to protection of borrowers’ privacy, we do not leverage 360 Group’s rich and proprietary user data by gaining direct access to such user data. Instead, we offer 360 Group our artificial intelligence and other advanced data tools to enable it to develop algorithms that can translate complex user data into insights relating to a user’s financial status and creditworthiness. In return, 360 Group provides us with access to such insights by allowing us to conduct query searches for credit analysis and risk management purposes. In this way, we capitalize on 360 Group’s valuable user data set but avoid unnecessary privacy invasion.

Technology & Security

We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior borrower experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by a strong research, development and risk management team which, as of December 31, 2018, accounted for 48.5% of our total employees.

Principal components of our technology infrastructure include:

•                  Data science.  Data science contributes to many elements of our business and operations, extending across an entire borrower lifecycle. Our Argus RM Model allows us to aggregate and assess thousands of data points to build a comprehensive profile for each borrower which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating our borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.

•                  Artificial intelligence.  We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-loan management and collections. We consistently update our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus RM Model, which consistently re-evaluates statistically significant variables and re-develops policies around borrower assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal credit decision only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For instance, our AI-powered voice system, which we apply to the collection of delinquent loans, has reduced our collections staff significantly and empowered the remaining staff to be more efficient and effective. Lastly, we are in the process of evaluating applications of blockchain across our business model.

•                  Security.  We are committed to maintaining a secure online platform. Our platform benefits from the expertise of the 360 Group’s platform as many of our employees, across all levels, came from 360 Group and contributed to building that business into China’s leading internet security platform. Our focus on security provides operational benefits, as borrowers are more willing to share sensitive information with us, we believe, because of our security reputation. Key security features are as follows:

•                  Our firewall monitors and controls incoming and outgoing traffic 24 hours per day;

•                  Our servers are managed by 360 Group and as such are both physically and virtually isolated with the intensive security protocols; and

•                  All transmission of borrower information is encrypted.

We have also adopted a series of policies on internal controls over information systems and network access management. We maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security. Such efforts include having 360 Group’s software and mobile apps security team scan and reinforce our software and applications.

•                  Stability.  We operate on the 360 Group’s private cloud. Our systems infrastructure is hosted in data centers at three separate locations in Beijing and Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts a modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable.

•                  Scalability.  With a modular architecture our platform can be easily expanded as data storage requirements and borrower visits increase. In addition, load balancing technology helps us improve the distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Meanwhile, we have built our system in a partner-friendly approach as we provide flexible options to our partners regarding the scope of the data to be provided as well as how the data is provided. With such flexibility, we can cut a considerable amount of time and monetary cost in synchronizing the systems of ours and our partners’. For instance, it typically takes one to two weeks for us to develop our system access to a new partner’s system, which is a key selling point when prospective funding partners evaluate joining our platform.

Competition

The online consumer finance industry in China is intensely competitive. We compete with other online finance platforms targeting prime borrowers, including technology giant backed internet consumer finance platforms, and independent internet consumer finance platforms. Meanwhile, we also compete with other online consumer finance platforms for funding, data and other third-party services. As increasingly more technology giants are tapping into this industry, we expect the market landscape to be further changed. Principal methods of competition include enhancing data analytics capabilities, engaging borrowers cost-effectively and strengthening funding sources.

As evidenced by our market leadership, we believe that our user-friendly product design, proprietary risk management system and our ability to offer affordable credit products make us more attractive and efficient to both borrowers and institutional funding partners. We anticipate that more established internet, technology and financial services companies that possess large, existing borrower bases, substantial financial resources and established distribution channels may also enter the market in the future. We believe that our brands, scale, ecosystem, historical data and performance record provide us with competitive advantages over existing and potential competitors.

As the online consumer finance industry in China is new and evolving, publicly available information regarding the industry, our competitors and their respective market share may be unreliable, and such information is based, at least partly, on estimates.

Intellectual Properties

We regard our trademarks, domain names, software copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of patent, copyright, trademark and trade secret laws in China, as well as license agreements and other contractual protections, to protect our proprietary technology.

We have one registered trademark and four trademarks pending approval in China, and thirty-four patents pending approval in China. We have thirteen registered software copyrights and three software copyrights pending approval in China. We are also the registered holder of four domain names in China.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Foreign Investment Restrictions

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system, through which foreign investors are required to submit information relating to their investments to MOFCOM or its local branches.

Regulations on foreign investment industries

The National Development and Reform Commission and the MOFCOM issued the Guiding Catalog for Foreign Investment Industries (2017 Revision), in June 2017. In accordance with this catalog, foreign investment industries are divided into three categories: the “encouraged category,” the “restricted category” and the “prohibited category,” and industries not mentioned, in these three categories, are generally deemed permitted. The Foreign Investment Catalog is subject to review and update by the Chinese government from time to time. Moreover, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2018 version) (the “Negative List”) on June 28, 2018 and will become effective as from July 28, 2018. The Negative List repeals the “restricted” and “prohibited” categories stipulated in the Foreign Investment Catalog. Pursuant to Interim Provisions on the Investment of Foreign-invested Enterprise in China implemented in September 2000 and most recently amended in October 2015, foreign investment enterprises may invest in encouraged and permitted projects in the PRC, but shall not invest in prohibited projects.

Pursuant to the Interim Administrative Measures on the Record-filing of the Incorporation and Changes of Foreign-invested Enterprises (2018 Revision) implemented on June 30, 2018 and the Foreign Investment Catalog, the foreign-invested enterprises, whose incorporation and changes involve no approval under the special entry management measures stipulated by the State, shall be subject to the administrative measures on registration and within 30 days of the occurrence of the following change events, complete the registration of changes online procedure: (i) changes of basic information of foreign-invested enterprises; (ii) changes of basic information of investors of foreign-invested enterprises; (iii) changes of equity (share) on cooperation interest; (iv) merger, division and termination; (v) pledge or transfer of property interests of foreign-invested enterprises to external parties; and (vi) other regulated changes. The changes of foreign-invested enterprises which, subject to the approval under the special entry management measures, shall apply for approval procedures in accordance with relevant foreign investment laws and regulations.

Regulations on value-added telecommunications services

The Telecommunications Regulations of the PRC issued by the PRC State Council in September 2000, as most recently amended in February 2016 set out a regulatory framework for telecommunications service providers in the PRC. Under these regulations, telecommunications service providers are required to procure operating licenses for basic telecommunications services and licenses for value-added telecommunications services, or VATS License. In July 2017, the MIIT, issued the Administrative Measures for the Telecommunications Business Operating Permit which took effect in September 2017 and invalidated the prior telecommunications permit measures issued in 2009. These measures regulate that a commercial operator of value-added telecommunications services must first obtain the VATS License and conduct its business in accordance with the specifications listed in the VATS License, providing more detailed requirements and procedures for the value-added telecommunications services industry. In September 2000, the PRC State Council promulgated the Administrative Measures on Internet Information Services, which as amended, became effective in January 2011. The measures define “internet information services” as the services providing information through the internet to online users and further divide such services into “commercial internet information services” and “non-commercial internet information services.” In accordance with the aforementioned regulations, commercial internet information services operators must obtain a VATS License from the competent government authorities before engaging in any commercial internet information services business in the PRC.

The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, issued by the PRC State Council in December 2001 and amended in September 2008 and February 2016, respectively, clarify that foreign-invested value-added telecommunications enterprises may only be Sino-foreign equity joint ventures, whose foreign equity ownership may not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce businesses) which may be 100% owned by foreign investors. Furthermore, those foreign-invested value-added telecommunications enterprises are required to have a good track record and operational experience in value-added telecommunications businesses.

Additionally, in July 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Businesses, which regulates that foreign investors can only operate telecommunications businesses in China through telecommunications enterprises with valid telecommunications business operation licenses and prohibits a domestic company that holds a VATS License from leasing, transferring or selling such license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China.

We provide commercial internet information services for which a VATS License is required through Shanghai Qiyu, one of our VIEs. As of December 31, 2018, Shanghai Qiyu has not obtained a VATS License. The PRC government may levy fines up to five times of the illegal income or RMB1 million, confiscate its income, revoke its business licenses, and require us to discontinue our relevant business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulation on Online Finance Services Industry

General regulations on internet finance service

In July 2015, the Guidelines on Promoting the Healthy Growth of Internet Finance, were promulgated by ten PRC regulatory agencies, including the People’s Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, or the CBRC, defining “online lending.” Online lending under the Fintech Guidelines includes peer-to-peer online lending, meaning the direct loans between investors and borrowers through the internet, and online microcredit, meaning the small-sum loans through the internet by online microcredit companies.

In April 2016, the General Office of the PRC State Council issued the Implementing Proposal for the Special Rectification of Internet Financial Risk, which emphasizes the legitimacy and compliance of the internet finance service industry and specifies the rectification measures regarding the internet finance business and the institutions engaged in the internet finance business.

Regulations on private lending

According to the PRC Contract Law, promulgated in March 1999 and effective as of October 1, 1999, a loan contract between natural persons becomes effective when an individual lender provides a loan to an individual borrower. In addition, pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. In addition, CBRC’s Official Reply to Related Issues on the Legal Validity of Commercial Banks Transfer Credits to Non-Finance-Institutional Social Investors, dated February 5, 2009 confirms that commercial banks may transfer the creditor’s rights to social investors such as natural persons, legal persons or other institutions except finance institutions.

In August 2015, Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, issued by the Supreme People’s Court, effective in September 2015, demonstrates that private lending is defined as financing between individuals, legal entities and other organizations. The Private Lending Judicial Interpretation establishes that private lending contracts are to be upheld as valid in the absence of (i) relending of funds to a borrower who knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower who knew or should have known that the funds were borrowed from other enterprises or raised by the company’s employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations. In addition, pursuant to the Private Lending Judicial Interpretation, lending agreements between private lenders and borrowers with annual interest rates below 24% are valid and enforceable. As to the loans with annual interest rates between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender voluntarily, and so long as such payments have not damaged the interest of the state, the community and any third party, the courts will turn down the borrower’s request to demand the return of the excess interest payments. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests.

In addition, on August 4, 2017, the Supreme People’s Court issued the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is obviously high shall be supported by the PRC courts and (ii) in the context of internet finance disputes, if the online lending information intermediaries and the lender evade the maximum interest rate protected under the law by charging intermediary fee, the claim shall be determined as invalid.

We charge service fees for all loans originated through our platform and our institutional funding partners, Fuzhou Microcredit or the retail investors are entitled to charge the interests for the loans they fund. The interest and the service fees, on a combined basis, will not exceed 36%.

Regulations on illegal fund-raising

The Measure for the Banning of Illegal Financial Institution and Illegal Financial Business Operations promulgated by PRC State Council in July 1998 and amended in 2011, and the Circular on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of PRC State Council in July 2007, explicitly prohibit illegal public fund-raising. In accordance with the aforementioned regulations, the following description is deemed to detail the key features of illegal public fund-raising: (i) soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without required approval, (ii) promising or guaranteeing a return of interest or profits or investment returns in cash, properties or other forms, or (iii) using a legitimate form to disguise the unlawful purpose. In December 2010, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, which sets up the criteria, criminal charges and the punishment on illegal fund-raising.

We act as an online consumer finance service platform to help facilitate loans between our borrowers and our funding partners, and we are not a party to the loans facilitated. We do not raise funds from our funding partners.

Regulations on the business of cash loans

In April 2017, the P2P Online Lending Working Group issued the Notices on Cash Loans. The Notices on Cash Loans require that the local branches of the P2P Online Lending Working Group conduct a comprehensive review and inspection of the cash loan business on online lending platforms and require such platforms to take necessary improvement and remediation measures within a specific period of time to comply with the relevant requirements under the applicable PRC laws and regulations. The Notices on Cash Loans aim to eliminate the non-compliance in the operations of online lending platforms, including fraudulent activities, loans with excessive interest rates, and forced loan collection practices.

The Circular 141 issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online microcredit companies, P2P platforms and banking financial institutions. According to Circular 141, cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, may be inspected and rectified to prohibit the issue of excessive borrowing and granting credits repeatedly of individual borrowers, collecting abnormally high interest rate and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. The synthetic fund cost charged by various institutions from borrowers in the form of interest rates and other fees must comply with the regulation of private lending of the Supreme People’s Court. The loan shall not be collected through violence, intimidation or insult. It also sets out requirements and limitations for various entities involving internet finance service and banking financial institutions’ involvement in cash loan operation.

The Circular 141 further specifies that the core practice or business of the P2P lending information intermediaries shall not be outsourced, including but not limited to borrower information collection, discriminating and selecting borrowers, credit evaluation, and accounts opening. The banking finance institutions, in addition to observing the promulgations set forth by the Interim Measures on Administration of Personal Loans, issued by CBRC in February 2010, shall comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not accepting the credit-granting service, risk management service or other core business service from third party; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any unqualified third party; (iii) making sure that the third party with which it cooperates will not charge any interest or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans.

If institutions violate the aforementioned provisions, the regulatory authorities may enforce business suspensions, compulsory enforcements, cancellation of business qualifications or supervise the rectifications. If the circumstances are extremely serious, business license may be revoked.

We are not aware if any of our online consumer finance service products have been identified as cash loan products. However, we cannot assure that the governmental authorities would always share the same view with us as the interpretation and application of related regulations is still unclear. We have also taken considerable measures to comply with Circular 141, Circular 56 and other recent regulations. For example, we have been switching to a guarantee company model, adopted new payment models and make sure all APRs of our product are below 36%. However, given that detailed regulations and guidance in the area of online consumer finance industry are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future laws, regulations or rules. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations on online lending information intermediaries

In August 2016, the CBRC, the MIIT, the Ministry of Public Security, and the State Internet Information Office jointly issued the Interim Lending Measures on Administration of Business Activities of Online Lending Information Intermediaries, which introduced online lending information intermediaries as financing information enterprises specifically engaged in the business of lending information intermediation services connecting investors and borrowers. Pursuant to that, online lending information service providers must complete registration with local financial regulatory departments, apply for appropriate telecommunication business licenses in accordance with relevant rules issued by competent telecommunication authorities and cover the “online lending information intermediary” in its business scope.

In accordance with these measures, the CBRC, the MIIT and the State Administration for Industry and Commerce jointly issued the Circular on Printing and Distribution the Guidelines on the Filing-based Administration of the Online Lending Information Intermediaries in November 2016, setting forth the rules on the filing-based administrative regime of online lending information intermediaries which requires local financial regulators to register, publicize and archive the basic information of online lending information intermediaries within their respective jurisdiction.

Regulations on micro-credit business

In May 2008, Guidance on the Pilot Establishment of Microcredit Companies was jointly promulgated by the CBRC and the PBOC, authorizing provincial governments to approve the establishment of microcredit companies on a test basis. The establishment of a microcredit company is subject to the approval of the competent government authority at the provincial level. The major sources of funds for a microcredit company are limited to capital paid by shareholders, donated capital and capital borrowed from up to two financial institutions. Furthermore, the balance of the capital borrowed by a microcredit company from financial institutions must not exceed 50% of the net capital of such microcredit company. The interest rate and terms of the borrowed capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate must be determined by using the Shanghai Inter-bank Offered Rate as the base rate. With respect to the grant of credit, microcredit companies are required to adhere to the principle of “small sum and decentralization.” The outstanding balance of the loans granted by a microcredit company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a microcredit company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Microcredit companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the aforementioned guidance, microcredit companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment losses. Microcredit companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

Based on this guidance, many provincial governments, including that of Fujian Province, promulgated local implementing rules on the administration of microcredit companies. In March 2012, Fujian Provincial People’s Government issued the Interim Administrative Measures on Microcredit Companies of Fujian, imposing the management duties upon the relevant regulatory authorities and specifies more detailed requirements on the microcredit companies. We operate online microcredit business through one of our consolidated VIEs, Fuzhou Microcredit which is approved by the local governmental authority.

In November 2017, the Online Finance Working Group issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microcredit Companies, requiring all relevant regulatory authorities of microcredit companies to suspend the approval of the establishment of any online microcredit companies and the approval of any microcredit business conducted across provinces. Circular 141 further confirms to suspend the approval of the establishment of online microcredit companies and the approval of any microcredit business across province and enhance the regulation of online microcredit companies, stipulating that (i) the relevant regulatory authorities must suspend the approval for the establishment of any new online microcredit companies and the conduct of offline business of any microcredit companies across provinces (districts or cities); (ii) online microcredit companies must not extend loans to any borrowers without income, such as students; (iii) online microcredit companies must suspend the funding of online microcredits with no specific consumption scenarios or specified uses of loan proceeds, and gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be specified by authorities.

On December 8, 2017, the P2P Credit Risks Rectification Working Group promulgated the Implementation Plan of Specific Rectification for Risks in Microcredit Companies and Online Microcredit Companies, or the Circular 56. Pursuant to the Circular 56, “online microcredits” are defined as microcredits provided through the internet by online microcredit companies. Circular 56 emphasizes several material aspects for inspection and rectification, which include but not limited to (i) online microcredit companies must be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and approved online microcredit companies that act in violation of any regulatory requirements must be re-examined; (ii) whether the qualification and funding source of the shareholders of online microcredit companies are in compliance with the applicable laws and regulations; (iii) whether the “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rates of private lending set forth in the Private Lending Judicial Interpretations and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether campus loans, or online microcredits with no specific scenario or designated use of loan proceeds are granted; (v) with respect to the loan business conducted in collaboration with third-party institutions, whether microcredit companies cooperate with internet platform without website filing or telecommunications business license to lend online microcredit, whether the online microcredit companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement service provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fee from the borrowers; and (vi) whether there are any entities conducting online microcredit business without relevant approval or license for lending business.

Fuzhou Microcredit has obtained the approval to operate microcredit businesses as issued by the competent supervising authority, which allows Fuzhou Microcredit to conduct microcredit businesses through the internet. However, as the regulatory regime and practice with respect to online microcredit companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on online microcredit companies.

Regulations on Financing Guarantee

In March 2010, seven governmental authorities including CBRC, the MOFCOM and Ministry of Finance, or MOF promulgated the Interim Administrative Measures for Financing Guarantee Companies which requires an entity or individual to obtain a prior approval from the relevant governmental authority before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. These regulations define “financing guarantee” as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. These regulations on financing guarantee also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.

Fuzhou Financing Guarantee, through which we provide the guarantee to our borrowers for the loans provided by our funding partners, has obtained the financing guarantee certificate granted by relevant governmental authority to conduct financing guarantee business in June 2018, which will remain valid until June 2020.

Although we do not take providing guarantees as our main operating business, we may be deemed to operate financing guarantee business by the PRC regulatory authorities since (i) we provide guarantee deposits for certain of our institutional funding partners and (ii) some of our PRC subsidiaries without the relevant financing guarantee license provide guarantees or other credit enhancement services to some of our institutional funding partners. However, given the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear, therefore we cannot be certain that our practices will not be determined to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which was issued by Standing Committee of the National People’s Congress, or the NPC Standing Committee, in October, 2006 and became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, the establishment of various systems for client identification, the retention of clients’ identification information and transactions records, and the reporting obligation on material transactions and suspicious transactions. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, PRC State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Fintech Guidelines, as defined previously, clarify, among other things, internet financial service provider requirements to comply with certain anti-money laundering provisions, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet financial service providers. On October 10, 2018, the PBOC, China Banking and Insurance Regulatory Commission and CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies (i) shall adopt continuous customer identification measures; (ii) shall implement the system for reporting large-value or suspicious transactions; (iii) shall conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) shall properly keep the information, data and materials such as customer identification and transaction reports etc.

Pursuant with the aforementioned regulations, we have implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, our policies and procedures may not be completely effective in preventing other parties from using us for money laundering without our knowledge. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our funding partners fail to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, our business and results of operations could be materially and adversely affected.”

Regulations on Information Security and Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective as of March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the specific consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information, and may only collect such information necessary for the provision of its services.

The State Internet Information Office issued the Administrative Provisions on Mobile Internet App Information Services in June 2016, effective as of August 2016, to demonstrate the regulations of the mobile app information services. Pursuant to such Provisions, a mobile internet app program provider shall strictly implement information security management rules including but not limited to (i) verifying a user’s mobile phone number, (ii) establishing and improving the mechanism for the protection of users’ information, and (iii) protecting users’ right to know and to make choices when users are installing or using such apps. Meanwhile, collecting a user’s geographical location information, accessing user’s contact list and activating the camera or recorder of the user’s mobile smart device are prohibited unless it has clearly indicated to the user and the user’s consent has been obtained.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the NPC Standing Committee in December 2012, which purposes to enhance the legal protection of information security and privacy on the internet, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, which regulates the collection and use of users’ personal information in the provision of telecommunications services and internet information services in China, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

In addition, the Fintech Guidelines requires internet financial service providers, including online consumer finance service providers, among other things, to improve technology security standards, and safeguard customer and transaction information; it also prohibits online consumer finance service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

Pursuant to the Ninth Amendment to the Criminal Law issued by NPC Standing Committee, effective as of November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon administrative orders is subject to criminal penalty as a result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of customers’ information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Moreover. any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtain any personal information, is subject to criminal liabilities in severe situations.

In providing our online consumer finance service, we collect certain personal information from our consumers, and also need to share the information with our institutional funding partners for the purpose of facilitating credit to our consumers, as borrowers. We have obtained consent from borrowers for us to collect, use and share their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to how the network security requirements for maintaining network security and protecting customers’ personal information will be interpreted and implemented.

While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to protect the confidential information of our borrowers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.”

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as issued in January 1996 and amended in January 1997 and August 2008, Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions, the distribution of dividends, interest payments but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval from the SAFE is obtained and prior registration with the SAFE is made.

In June 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19. The SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and the SAFE Circular 16 on June 9, 2016, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company shall not be used for business beyond its business scope, or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

In February 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect in June 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of the SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

Regulations on dividend distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include PRC Company Law, PRC Wholly Foreign-owned Enterprise Law, and Implementation Rules of the PRC Wholly Foreign-owned Enterprise Law. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shanghai Qiyue Information Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our VIEs to make remittance to our wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”

Regulations on foreign exchange registration of overseas investment by PRC residents

In July 2014, the SAFE promulgated the SAFE Circular 37 in the replacement of Notice on Issues relating to Foreign Exchange Administration for Financing and Roundtrip Investments by Domestic Residents through Overseas Special-purpose Companies in October 2005, requiring PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

The SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. In addition, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

These aforementioned regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Regulations on stock incentive plans

In February 2012, the SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, replacing the previous rules issued by the SAFE in March 2007 and in January 2008. Under such stock option rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with the SAFE or its local branches before exercising rights. If the PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. In May 2018, we adopted the Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We will also advise the recipients of awards under our Share Incentive Plan to handle relevant foreign exchange matters in accordance with the 2012 SAFE Notices. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the 2012 SAFE Notices. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Laws and Regulations relating to Intellectual Property

Copyright and software products

The NPC Standing Committee adopted PRC Copyright Law in 1990 and most recently amended in 2010, with its implementing rules adopted in 1991 and most recently amended in 2013 by PRC State Council, and the Regulations for the Protection of Computer Software promulgated by the PRC State Council in 2001 and most recently amended in 2013. These rules and regulations extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. According to the aforementioned laws and regulation, the term of protection for copyrighted software is fifty years.

Trademarks

PRC Trademark Law was promulgated by the NPC Standing Committee in August 1982 and most recently amended in 2013, and the Implementation Regulations on the PRC Trademark Law was promulgated by PRC State Council in August 2002 and amended in April 2014. These laws and regulations provide the basic legal framework for the regulations of trademarks in the PRC. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certificate trademarks. The Intellectual Property Office under the State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the country. Trademarks are granted on a term of ten years. Applicants may apply for an extension 12 months prior to the expiration of the 10 year term.

Domain names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which replaced the Measures on Administration of Domain Names for the Chinese Internet in November 2004, issued by MIIT and effective as of November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center in May 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged by any third party. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

M&A Rules

In August 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, as most recently amended in 2009. The M&A Rules establish procedures and requirements that could make certain acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Laws and Regulations Relating to Labor

Pursuant to PRC Labor Law, promulgated by the NPC Standing Committee in July 1994 and revised in August 2009, and the Labor Contract Law of PRC, promulgated by NPC Standing Committee in June 2007 and amended in December 2012, and the Implementing Regulations of the Labor Contract Law, employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Under PRC laws, rules and regulations, including the PRC Social Insurance Law promulgated by the NPC Standing Committee in October 2010, which became effective in July 2011, the Interim Measures on the Collection and Payment of Social Security Funds in March 1993, the Regulations on Work Injury Insurance issued PRC State Council in April 2003, and amended in December 2010, the Regulations on Unemployment Insurance promulgated by PRC State Council in January 1999 and the Regulations on the Administration of Housing Accumulation Funds, or the Regulations on Housing Fund released by PRC State Council in April 1999 and amended in March 2002, employers are required to contribute, on behalf of their employees, to a number of social security funds and implement certain employee benefit plans, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount. According to the PRC Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

We have caused all of our full-time employees to enter into written employment contracts with us and have provided and currently provide our employees with proper welfare and employee benefits as required by the PRC laws and regulations.

Regulations related to Tax

Enterprise income tax

Under the PRC Enterprise Income Tax Law, or the EIT Law, effective in January 2008 and amended in February 2017, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” which means that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority.

However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the SAT if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates etc. However, even if an applicant has the status as a “beneficiary owner”, the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

The EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016.. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, therefore it was entitled to a reduced 15% enterprise income tax rate in 2018.

We believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” are applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could materially reduce our net income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Value-added tax

According to the Interim Regulations on Value-added Tax, which was promulgated by PRC State Council in December 1993 and most recently amended in 2017, and the Implementing Rules of the Interim Regulations on Value-added Tax, promulgated by the MOF in December and most recently amended in 2011 all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application. According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which was issued in March 2016 and effective in May 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax instead of business tax. Following the implementation of the VAT Pilot Plan, all of our PRC subsidiaries and affiliates have been subject to VAT, at a rate of 6% instead of business tax.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and our VIEs as of December 31, 2018:

360 Finance, Inc.
(Cayman Islands)
HK Qirui International Technology Company Limited
(Hong Kong)
Outside PRC
Inside PRC
Shanghai Qiyue Information Technology Co., Ltd.
("WFOE")
Shanghai Qiyu Information Technology Co., Ltd.
("Shanghai Qiyu")(1)
Fuzhou 360 Online Microcredit Co., Ltd.
("Fuzhou Microcredit")(1)
Fuzhou 360 Financing Guarantee Co., Ltd.
("Fuzhou Financing Guarantee")(1)
Four subsidiaries
Equity interest
Contractual arrangements

(1)                                 Each of Shanghai Qiyu,  Fuzhou Microcredit and Fuzhou Financing Guarantee is wholly owned by Beijing Qibutianxia, whose shareholders are beneficial owners of the shares of our company.

Contractual Arrangements with our VIEs and Their Shareholder

Agreements that provide us with effective control over our VIEs

Powers of Attorney.    Pursuant to the powers of attorney entered into among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, Beijing Qibutianxia would irrevocably authorize our WFOE or any person designated by our WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shanghai Qiyu, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by Beijing Qibutianxia in Shanghai Qiyu. The power of attorney will remain effective for the duration of the existence of Beijing Qibutianxia.

Beijing Qibutianxia has executed a power of attorney regarding exercise all of its rights as the sole record shareholder of Fuzhou Microcredit, and Fuzhou Financing Guarantee, both of which terms are substantially similar to the power of attorney described above.

Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreement entered among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, Beijing Qibutianxia will pledge 100% equity interests in Shanghai Qiyu to our WFOE to guarantee the performance by Beijing Qibutianxia of its obligations under the exclusive option agreement, the powers of attorney and the loan agreement, as well as the performance by Shanghai Qiyu of its obligations under the exclusive option agreement, the powers of attorney and the exclusive consultation and service agreement (collectively, “Master Agreements”). In the event of a breach by Shanghai Qiyu or Beijing Qibutianxia of contractual obligations under the Master Agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Qiyu. Beijing Qibutianxia will also undertake that, without the prior written consent of our WFOE, it will not dispose of, create or allow any encumbrance on the pledged equity interests.

Our WFOE, Fuzhou Microcredit and Beijing Qibutianxia have entered into an equity interest pledge agreement, and our WFOE, Fuzhou Financing Guarantee and Beijing Qibutianxia. have entered into an equity interest pledge agreement, both of which terms are substantially similar to the equity interest pledge agreement described above.

We are in the process to register the equity interest pledges described above with the competent office of the State Administration for Industry and Commerce in accordance with the PRC laws.

Loan Agreement.    Pursuant to the loan agreement among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, the shareholder of Shanghai Qiyu, our WFOE is entitled to provide interest-free loans, to the extent permitted by laws, regulations and industry policies of China, from time to time at such time and amount as it deems appropriate to Beijing Qibutianxia for the purpose of Shanghai Qiyu’s business operation and development. Each of the loans made under this loan agreement has no fixed term, and unless otherwise agreed, our WFOE shall unilaterally decide when to withdraw the loans. The loan agreement shall remain in effect during Shanghai Qiyu’s term (and any renewable term provided by the PRC law), and shall automatically terminate after our WFOE and/or other entities designated by our WFOE fully exercise all their rights under the exclusive option agreement.

Our WFOE, Fuzhou Microcredit and Beijing Qibutianxia have entered into a loan agreement, and our WFOE, Fuzhou Financing Guarantee and Beijing Qibutianxia have entered into a loan agreement, both of which terms are substantially similar to the loan agreement described above.

Agreement that allows us to receive economic benefits from our VIEs

Exclusive Consultation and Service Agreements.    Pursuant to the exclusive consultation and service agreement entered into between our WFOE and Shanghai Qiyu, our WFOE will have the exclusive right to provide Shanghai Qiyu with the consulting and technical services required by Shanghai Qiyu’s business. Without our WFOE’s prior written consent, Shanghai Qiyu may not accept any services subject to this agreement from any third party. Shanghai Qiyu will agree to pay our WFOE service fee at the amount which is adjusted at our WFOE’s sole discretion by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. Our WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee Shanghai Qiyu’s performance of its obligations thereunder, Beijing Qibutianxia would pledge its equity interests in Shanghai Qiyu to our WFOE pursuant to the equity interest pledge agreement. Unless our WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for in a 10-year cycle unless such renewal was objected by our WFOE in writing. Shanghai Qiyu may not terminate this agreement unilaterally unless our WFOE commits gross negligence, fraud or other violations of applicable laws or is bankrupt.

Our WFOE and Fuzhou Microcredit have entered into an exclusive consultation and service agreement, and our WFOE and Fuzhou Financing Guarantee have entered into an exclusive consultation and service agreement, both of which terms are substantially similar to the exclusive consultation and service agreement described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements.    Pursuant to the exclusive option agreement entered into among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, Beijing Qibutianxia will irrevocably grant our WFOE an exclusive option to purchase or designate one or more persons to purchase, all or part of its equity interests in Shanghai Qiyu, and Shanghai Qiyu will irrevocably grant our WFOE an exclusive option to purchase all or part of its assets, subject to applicable PRC laws. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Beijing Qibutianxia and Shanghai Qiyu will undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on any of Shanghai Qiyu’s assets (ii) transfer or otherwise dispose of Shanghai Qiyu’s assets, (iii) change Shanghai Qiyu’s registered capital, (iv) amend Shanghai Qiyu’s articles of association, (v) dispose of Shanghai Qiyu’s assets or beneficial interest or (vi) merge Shanghai Qiyu with any other entity. In addition, Beijing Qibutianxia will undertake that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on its equity interests, or transfer or otherwise dispose of its equity interests in Shanghai Qiyu. Unless our WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for in a 10-year cycle unless such renewal was objected by our WFOE in writing. Other parties to this agreement may not terminate this agreement unilaterally.

Our WFOE, Fuzhou Microcredit and Beijing Qibutianxia have entered into an exclusive option agreement, and our WFOE, Fuzhou Financing Guarantee and Qibutianxia have entered into an exclusive option agreement, both of which terms are substantially similar to the exclusive option agreement described above.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•                  the ownership structures of our VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

•                  the proposed contractual arrangements between our company, our WFOE, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable under PRC law, and will not result in any violation of applicable PRC laws currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

D.                                    Property, Plant and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of 3,314 square meters as of December 31, 2018. We also lease an area of 1,253 square meters in Fuzhou and an area of 743 square meters in Shenzhen. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from 12 months to 3 years. Our servers are primarily hosted at internet data centers owned by 360 Group and located in Beijing and Shanghai. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined and consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

Key Factors Affecting Our Results of Operations

Ability to attract and retain borrowers

Our net revenue grew significantly in 2018 primarily as a result of growth in loan origination volume on our platform. In 2018, we originated RMB96.0 billion (US$14.0 billion) of loans.

Growth in our business has been primarily driven by the expansion of our borrower base. The number of users with approved credit lines grew from RMB3.3 million as of December 31, 2017 to approximately 12.5 million as of December 31, 2018. We anticipate that our future growth will continue to depend on our ability to attract new users to our platform.

In addition, we believe repeat borrowings by our existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Our repeat borrower contribution was 62.7% for the three months ended December 31, 2018.  We believe this high repeated borrower contribution is primarily due to our ability to address the credit needs of our targeted borrower cohort, the superior borrower experience on our platform and the competitiveness of loan pricing.

Ability to effectively manage risks

Our ability to effectively segment borrower risk profiles impacts our ability to attract and retain borrowers, as well as our ability to offer funding partners attractive risk-adjusted returns. We have developed and deployed the Argus RM Model to conduct fraud detection and risk assessment and to create personalized collection strategy, which will scrutinize the data we collected in a highly automated approach and output credit scores to our Cosmic Cube Pricing Model to price each drawdown. Thanks to the strong learning and analyzing capability of our Argus RM Model, we can build insight into our prospective borrowers and serve underserved prime and near prime borrowers.

As a result, the M3+ delinquency rate for all loans outstanding was 0.92% as of December 31, 2018. Please see “—Loan Performance Data” below for more data to demonstrate the effectiveness of our risk management.

We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Ability to maintain collaboration with quality funding partners and diversify funding sources

Maintaining a healthy collaboration relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. From our inception to December 31, 2018, 74.7% of all loans originated through our platform were funded by financial institutions. In addition, our ability to collaborate with quality funding partners also impacts our profitability and our ability to provide reasonably priced financing solutions to our borrowers.

We have established cooperative relationships with a wide array of institutional funding partners, and are further diversifying the funding partner pool. As of December 31, 2018, we had reached collaboration agreements with 24 financial institution funding partners. We expect to add two to three financial institutions to our funding partner network every quarter in the near term to continue to expand and diversify.

Ability to optimize our cost structure

Our ability to optimize our cost structure will impact future profitability. In particular, we have invested significantly in both borrower acquisition, technology and research and development, particularly around advantaged analytics. We incurred significant expenses following inception as we grew our business. Continued optimization of our cost structure will depend on our ability to continue our cost efficient borrower acquisition and achieve the appropriate scale to support our continued, on-going investments in technology.

Loan Performance Data

The following table provides our delinquency rates for all loans (including on- and off-balance sheet loans) as of December 31, 2016, 2017, and 2018:

Delinquent for more than 90 days
December 31, 2016	0.0%
December 31, 2017	0.4%
December 31, 2018	0.9%

We only started our online consumer finance business in the third quarter of 2016, therefore the overall delinquency rate numbers as of December 31, 2016 do not provide a meaningful indication of our loan performance. The overall M3+ delinquency rates increased slightly from December 31, 2017 to December 31, 2018 mainly because we started to explore the near-prime borrower segment and increased our offering of loans with an APR exceeding 24%. The outstanding balance of loans with an APR exceeding 24% increased from 43.5% of our total outstanding loan balance as December 31, 2017 to 71.0% as December 31, 2018.

In addition to overall delinquency rates, we also use vintage delinquency rates to monitor the performance of our loans. We refer to loans facilitated during a specified time period as a vintage, and define vintage delinquency rate as (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total initial principal amount of loans in such vintage. Our vintage delinquency rate data includes loans delinquent for more than 180 days.

The following chart and table display the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated through our platform:

On-and Off-Balance Sheet Treatment of Loans

We have established cooperative relationships with various institutional funding partners, and we also utilize our own funds from Fuzhou Microcredit for funding. In addition, due to the need for certain funding partners, loans from certain funding partners are funded and disbursed to borrowers indirectly through trusts and asset management plans. The accounting treatment of assets, liabilities and revenues arising from the loans originated through our platform varies.

For the loans disbursed indirectly through trusts and assets management plans per the request of our funding partners, we have determined that we are the primary beneficiary of such trusts and asset management plans. We therefore consolidate the trusts and asset management plans and record the loans funded through these trusts and asset management plans, along with those directly by our own funds, on our balance sheet. On-balance-sheet loans are recorded at amortized costs, revenues from these loans are accounted as financing income, and we recorded allowance for loan loss.

We do not consolidate other loans that are underwritten by our funding partners on our balance sheet. For these off-balance-sheet loans, we earn service fees, including loan facilitation and post-origination service fees, from funding partners; in the meantime we also, through our in-house assurance program or third party guarantee companies, provide certain assurance to funding partners and incur guarantee liabilities accordingly. We therefore take credit risk because of such guarantee arrangement even for the loans not on our balance sheet.

See “Item 4. Information on the Company—B. Business Overview—Our Funding—Institutional funding partners—Guarantee for funding partners” for details of the historical evolution with respect to the format of guarantee provided to our funding partners.

	As of December 31,
	2017		2018
	Outstanding Principle Balance	%	Outstanding Principle Balance	%
	(RMB in millions, except for percentages)
On-balance-sheet loan	1,197	9.8	830	1.9
Off-balance-sheet loan	11,005	90.2	42,247	98.1
Total	12,202	100.0	43,077	100.0

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue from the provision of financial services.

	Years Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Revenue from loan facilitation services	552,313	70.1%	3,107,633	451,986	69.9%
Revenue from post-origination services	95,037	12.1%	757,957	110,240	17.0%
Financing income	50,966	6.5%	267,844	38,956	6.0%
Other service fee revenues	89,828	11.4%	313,584	45,609	7.1%
Total net revenue	788,144	100.0%	4,447,018	646,791	100.0%

Revenue from loan facilitation services, revenue from post-origination services.    For each off-balance-sheet loan originated through our platform, we charge an overall fee at a certain percentage of loan principal. In 2017, the service fees were collected from the borrowers on a monthly basis through the loan period. Starting from 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, we started to charge service fees directly from our funding partners based on the contractual agreements.

Loan facilitation services consist of the services we provide during credit underwriting by our funding partners, including borrower acquisition, credit analysis, matching, and workflow automation. Post-origination services include the services we provide after credit underwriting, such as collection and repayment monitoring.

The allocation between loan facilitation services fees and post-origination services fees is based on the costs we incurred, plus certain margin, in delivering loan facilitation services and post-origination services.

Financing income.    We generate financing income from on-balance sheet loans, which include loans from our funding partners but disbursed indirectly to borrowers through our consolidated trusts and asset management plans, as well as loans funded by our own microcredit company.

Other service fee revenues.    Other service fee revenues primarily include revenue from referring borrowers to other platforms and to a less extent revenue from release of guarantee liabilities upon expiry of the underlying loans and late fees from borrowers.

Cost and Expenses

The table below sets forth our operating costs and expenses for the periods indicated.

	Years Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	136,106	23.6	728,999	106,029	26.0
Sales and marketing	345,576	59.8	1,321,950	192,270	47.2
General and administrative	46,004	8.0	569,387	82,814	20.3
Provision for loans receivable	12,406	2.1	44,474	6,468	1.6
Provision for financial assets receivable	16,273	2.8	53,989	7,852	1.9
Provision for accounts receivable and contract assets	21,180	3.7	83,707	12,175	3.0
Total cost of revenues	577,545	100.0	2,802,506	407,608	100.0

Origination and servicing.    Origination and servicing expenses represent the costs incurred to originate and service loans through our platform, including both off-balance-sheet loans where we earn loan facilitation service fees and post-origination service fees, as well as on-balance-sheet loans where we earn financing income.

It mainly includes (i) salary and benefit expense for personnel working in origination, credit assessment, and servicing functions, (ii) credit search expense, (iii) collection expense, (iv) payment transaction expense, (v) expenses related to communications to borrowers, and (vi) financing expense.

As a general trend, expenses related to credit search, collection, payment transaction and financing all change in proportion to the change of loan origination volume or the number of loan applications on our platform; expenses related to communications to borrowers relate to the number of registered users that we have granted credit lines.

Sales and marketing.    Sales and marketing expenses include advertising expense to promote our brands and attract users to our platform, as well as salaries and benefits expenses related to the Company’s sales and marketing personnel.

Advertising expense, particularly those used to attract users to our platform, is largely a discretionary cost item. It grows in line with our overall growth strategy and prediction of the overall credit environment in the market based on judgement on our risk assessment ability, and funding capacity from our funding partners. We consider it as an investment for future business growth.

General and administrative.    General and administrative expenses consist of payroll and related expenses for employees engaged in general corporate functions, professional services, costs associated with the use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Share-based Compensation.    In the second quarter of 2018, we granted options for the first time to our employees to reward their historical contribution to our development, a large portion of which became vested upon grant, and as a result recorded a total of RMB607.4 million (US$88.3 million) in share-based compensation in 2018. Share-based compensation expenses were allocated to our expense items as follows:

	Years Ended December 31,
	2017	2018
	RMB	RMB	US$	%
	(in thousands)
Origination and servicing expenses	—	150,177	21,842	24.7
Sales and marketing expenses	—	15,700	2,284	2.6
General and administrative expenses	—	441,504	64,214	72.7
Total	—	607,381	88,340	100.0

Provisions

We record the below three kinds of provisions related to our loan products. Provision for loan receivables relates to the loans on our balance sheet, provision for accounts receivable and contact assets relates to our loan products, and provision for financial assets receivable relates to the guarantee services for some of our off-balance-sheet loans.

Provision for loans receivable.    We evaluate the creditworthiness and collectability of loan on our balance sheet on a pooled basis. The provision for loans receivable is an assessment performed on a portfolio basis and factors such as delinquency rate, size, and other risk characteristics of the portfolio.

Provision for financial assets receivable.  We recognize financial assets receivable at the inception of the off-balance-sheet loans originated through our platform. We recognize financial assets receivable equal to the stand-ready liability recorded at fair value and consider what premium would be required by us to issue the same guarantee service in a standalone arm’s-length transaction. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable.

Provision for accounts receivable and contract assets.  Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310.   We established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net accumulated loss rates used in determining the fair value of guarantee liabilities. We evaluate and adjust our allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have an assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

During 2016 and 2017, our financial services income from services to our funding partners in the PRC was subject to a 6% value-added tax. The EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2020.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

We intend to indefinitely reinvest all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiary distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future.

Critical Accounting Policies

Revenue recognition

Through our mobile app and channel partners, we provide services through our facilitation of loan transactions connecting the institutional funding partners with the borrowers. The loans facilitated are with terms of less than 12 months and with principal of up to RMB200,000. Our services mainly consist of: (1) performing credit assessment on the borrowers based on our credit analysis and matching the institutional funding partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as “loan facilitation services;” and (2) providing repayment processing services for the institutional funding partners over the loan term, referred to as “post origination services.”

Based on the agreements entered into between our institutional funding partners and borrowers, we determined that we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record loans receivable and payable arising from the loan between the funding partner and the borrower.

In 2016 and 2017, the service fees were collected from the borrowers on a monthly basis through the loan period. Starting from January 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, we started to charge service fees directly from our funding partners based on the contractual agreements.

Historically for all the loans originated through our platform, we provided a guarantee service to our institutional funding partners by directly compensating them for unpaid principal and interest in the event of a borrower’s default. Starting from February 2018, we have been switching to a new model under which third-party guarantee companies directly provide guarantee service to funding partners, and we in turn provide back-to-back guarantee to those third-party guarantee companies. Given that we effectively take on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities).

We have adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 in 2018 using the full retrospective method which requires us to present our financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

•   Step 1: Identify the contract (s) with a customer

•   Step 2: Identify the performance obligations in the contract

•   Step 3: Determine the transaction price

•   Step 4: Allocate the transaction price to the performance obligations in the contract

•   Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine that both the institutional funding partners and the borrowers are our customers because they both receive services provided by us pursuant to the contractual terms among us, the borrowers and the institutional funding partners. For each loan facilitated on the platform, we consider the loan facilitation service, post origination service and guarantee service as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once we are released from the underlying risk.While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

We determine the total transaction price to be the service fees chargeable from the borrowers. Our transaction price includes variable consideration in the form of prepayment risk of the borrowers. We reflect, in the transaction price the borrower’s prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.

We first allocate the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in ASC 606. We do not have observable standalone selling price information for the loan facilitation services or post origination services because we do not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services as the basis of revenue allocation. In estimating our standalone selling price for the loan facilitation services and post origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognize revenue when (or as) we satisfy the service/ performance obligation by transferring the promised service (that is, an asset) to customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the institutional funding partners. Revenues from guarantee services are recognized through performance of the guarantees (by making payment for defaults) or at the expiry of the guarantee term.

For loans facilitated through our consolidated trusts and asset management plans, and Fuzhou Microcredit in which we recognize the loans on the balance sheet, we recognized revenue under ‘financing income’ the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.

The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2017 and 2018 are RMB160.4 million and RMB774.5 million (US$112.6 million), respectively, all of which pertain to post-origination service. As the payment terms of the loans facilitated by us are all within one year, any unsatisfied performance obligation as of year-end will be satisfied in the next year.

We used practical expedient in applying full retrospective method on completed contracts in transiting to ASC 606. For completed contracts that have variable consideration, we used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

We determine that acquisition cost paid for funding partners based on the amount of investment represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Revenue recognized for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate was immaterial.

Loans receivable

Loans receivable represents loans facilitated through our consolidated trusts and asset management plans, and Fuzhou Microcredit. Loans receivable are recorded as receivable, reduced by a valuation allowance estimated as of the balance sheet date.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

We do not record any financing income on an accrual basis for the loans that are past due for more than 90 days. Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as scheduled. For the period from the inception date to December 31, 2016 and the years ended December 31, 2017 and 2018, we have charged off loans receivable of RMB nil, RMB nil and RMB31 million (US$4.5 million), respectively.

Accounts receivable and contract assets

For the loans we are entitled to the full service fee regardless of whether the borrowers choose to early repay or not, we have the unconditional right to the consideration and an accounts receivable is recorded.  For the loans facilitated with the other payment methods, our right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, we record a corresponding contract asset when recognizing revenue from loan facilitation service.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310. We established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net accumulated loss rates used in determining the fair value of guarantee liabilities. We evaluate and adjust allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

Uncollectible accounts receivable and contract assets are written off when the consideration entitled to be received by us is due and a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined the balance will not be collected. Contract assets and accounts receivable are identified as uncollectible when the underlying loan is determined to be not probable that the balance can be collected. We will write off contract assets and accounts receivable and the corresponding provisions if the underlying loan is deemed uncollectible.

Guarantee liabilities and financial assets receivable

For the off-balance-sheet loans from 2016 to 2017, we provided a guarantee service to our funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from us. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled. For accounting purposes, at loan inception, we recognize a stand-ready liability representing the fair value of guarantee liability in accordance with ASC Topic 460.

From February 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, we have been switching to a guarantee company model under which third-party guarantee companies directly provide guarantee service to the funding partners. These licensed guarantee companies initially reimburses the loan principal and interest to funding partners upon borrowers’ default. Although we do not have direct contractual obligation to the funding partners for defaulted principal and interest, we provide back-to-back guarantee to the licensed guarantee companies. As agreed in the back-to-back guarantee contract, we would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Given that we effectively take on all of the credit risk of the borrowers, we recognize a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460. For a small portion of loans newly facilitated during the first half of 2018, we do not provide guarantees and do not record any guarantee liabilities associated with those loans.

At the inception of each loan subject to the guarantee provided by us, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, i.e., as the loan is repaid by the borrower or when the funding partner is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand ready liability upon expiration of the underlying loan, we record a corresponding amount as “Other net revenue” in the combined and consolidated statement of comprehensive income. For the period from the inception date to December 31, 2016 and the year ended December 31, 2017, revenues recognized related to releasing of guarantee liabilities are immaterial. In the year ended December 31, 2018, revenue recognized related to releasing of guarantee liabilities is RMB25.0 million. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the combined and consolidated statement of comprehensive income. At all times the recognized liability is at least equal to the probable estimated losses of the guarantee portfolio.

As of December 31, 2017 and 2018, the contractual amounts of the outstanding loans subject to guarantee by us were estimated to be RMB10,844.7 million  and RMB40,770.7 million (US$607.0million), respectively. The approximate term of guarantee compensation service ranged from 1 month to 12 months, as of December 31, 2017 and 2018. As of December 31, 2017 and 2018, the contractual amounts of the outstanding loans not subject to guarantee by us were estimated to be RMB160.2 million and RMB960.8 million, respectively.

Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by us to issue the same guarantee service in a standalone arms-length transaction.

The fair value recognized at loan inception is estimated using a discounted cash flow model based on expected net payouts by incorporating a markup margin. We estimate our expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fees payment from the borrowers. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the combined and consolidated income statement.

Income taxes

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on its combined and consolidated balance sheet and under other expenses in its combined and consolidated statement of comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the period from the inception date of July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018.

Share-Based Compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the combined and consolidated statements of operations over the period during which the employee is required to perform service in exchange for the award.

We used the Binomial model to estimate the fair value of the options granted on the grant date with assistance from an independent valuation firm. The fair value per option was estimated at the date of grant using the following assumptions. The weighted-average grant date fair value of the options for the year ended December 31, 2018 was RMB48.97. The fair value of options approximates the fair value of underlying ordinary shares as the exercise price is nominal.

Average risk-free rate of interest(1)	3.18%
Estimated volatility rate(2)	51.32%-53.49%
Dividend yield	0.00%
Time to maturity	10 years
Exercise price	US$0.00001

(1) The risk-free rate of interest is based on the yield of US Treasury Strip Bond as of the valuation date.

(2) The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

On May 20, 2018, the Board of Directors of the Company approved the Share Incentive Plan and granted 24,627,493 of stock options to certain employees, directors and officers. The stock options shall expire 10 years from the date of grant and vest over a period from immediate to 4 years.

In November 2018, we granted 690,023 share options with estimated fair value of RMB42 million, which is expected to be recognized over a weighted-average period of 3.02 years. We used the Binomial model to estimate the fair value of such options granted on the grant date with assistance from an independent valuation firm. The midpoint of the estimated range of the IPO price of US$8.75 per share (approximately RMB60.77) was used as the fair value of the underlying Class A ordinary shares to calculate the fair value of options granted.

A summary of option activity during period from January 1, 2018 to December 31, 2018 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		US$	Years	RMB
Options outstanding at January 1, 2018	—	—
Options granted in 2018	25,317,516	0.00001	8.50	1,349,930
Options forfeited in 2018	(72,939)	0.00001	8.50	—
Options outstanding at December 31, 2018	25,244,577	0.00001	7.89	1,346,041
Options exercisable at December 31, 2018	9,040,933	0.00001	7.89	482,063
Options vested or expected to be vested at December 31, 2018	25,244,577	0.00001	7.89	1,346,041

In 2018, we recorded compensation expenses of RMB607.4 million, for the share options granted to our employees. As of December 31, 2018, we had 25,244,577 share options outstanding. As of December 31, 2018, unrecognized compensation cost related to unvested awards granted to our employees was RMB 638.8 million. This cost is expected to be recognized weighted-average period of 1.37 years.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies—Recent accounting pronouncements” to our combined and consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenue for the periods presented. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report.

	Years Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Revenue from loan facilitation services	552,313	70.1	3,107,633	451,986	69.9
Revenue from post-origination services	95,037	12.1	757,957	110,240	17.0
Financing income	50,966	6.5	267,844	38,956	6.0
Other service fee revenues	89,828	11.4	313,584	45,609	7.1
Total net revenue	788,144	100.0	4,447,018	646,791	100.0
Operating costs and expenses(1)
Origination and servicing	136,106	17.3	728,999	106,029	16.4
Sales and marketing	345,576	43.8	1,321,950	192,270	29.7
General and administrative	46,004	5.8	569,387	82,814	12.8
Provision for loans receivable	12,406	1.6	44,474	6,468	1.0
Provision for financial assets receivable	16,273	2.1	53,989	7,852	1.2
Provision for accounts receivable and contract assets	21,180	2.7	83,707	12,175	1.9
Total operating costs and expenses	577,545	73.3	2,802,506	407,608	63.0
Income from operations	210,599	26.7	1,644,512	239,183	37.0
Interest income	2,422	0.3	10,026	1,458	0.2
Foreign exchange losses	—	—	(2,563)	(373)	(0.1)
Other income (expense), net	22	—	7,696	1,119	0.2
Income before income tax expense	213,043	27.0	1,659,671	241,387	37.3
Income tax expense	(48,178)	(6.1)	(466,360)	(67,829)	(10.5)
Net income	164,865	20.9	1,193,311	173,558	26.8
Deemed dividend	—	—	(3,097,733)	(450,547)	(69.7)
Net income (loss) attributable to ordinary shareholders of the Company	164,865	20.9	(1,904,422)	(276,989)	(42.8)

(1) Share-based compensation expenses were allocated as follows:

	Years Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Origination and servicing expenses	—	150,177	21,842
Sales and marketing expenses	—	15,700	2,284
General and administrative expenses	—	441,504	64,214
Total	—	607,381	88,340

We only launched our online consumer finance platform in September 2016. As a result, the period-to-period comparisons of our results of operations can only provide limited indication into the development of our operation and thus should not be relied upon as indicative of our future performance.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenue

Operating revenue increased significantly from RMB788.14 million in the fiscal year ended December 31, 2017 to RMB4,447.02 million (US$646.79 million) in the fiscal year ended December 31, 2018, as a result of the rapid expansion of our online consumer finance business.

•                  Revenue from loan facilitation services and revenue from post-origination services.  Revenue from loan facilitation services and from post-origination services increased significantly, from RMB552.3 million and RMB95.0 million respectively in 2017 to RMB3,107.6 million (US$452.0 million) and RMB758.0 million (US$110.2 million) in 2018. This increase reflects the rapid growth of off-balance sheet loans originated through our platform, which increased from approximately RMB28,222.3 million in 2017 to RMB92.332.7 million (US$13,429.2 million) in 2018. The increase in the loan origination volume was in turn primarily driven by the increase in number of users with approved credit lines on our platform from approximately 3.3 million as of December 31, 2017 to approximately 12.5 million as of December 31, 2018.

•                  Financing income.  Financing income increased from RMB51.0 million in 2017 to RMB267.8 million (US$39.0 million) in 2018. The increase of financing income was mainly due to the increase in our on-balance sheet loans.

•                  Other service fee revenues.  Other service fee revenues increased from RMB89.8 million in 2017 to RMB313.6 million (US$45.6 million) in 2018 primarily due to the increase in our referral fees, which amounted to approximately RMB211.1 million (US$30.9 million) in 2018.

Operating costs and expenses

Operating costs and expenses increased significantly from RMB577.5 million for 2017 to RMB2,802.5 million (US$407.6 million) for 2018 to support the rapid growth of our business.

Origination and servicing.    Origination and servicing costs increased significantly from RMB136.1 million in 2017 to RMB729.0 million (US$106.0 million) in 2018, primarily due to the significant increase in (1) salaries and benefit cost of RMB88.7 million (US$12.9 million) as a result of headcount increase, (2) payment transaction cost and credit search fee of RMB173.4 million (US$25.2 million) as the loan origination volume grew, and (3) share-based compensation expense of RMB150.2 million (US$21.8 million) incurred in 2018.

Sales and marketing.    Sales and marketing expenses increased significantly from RMB345.6 million in 2017 to RMB1,322.0 million (US$192.3 million) in 2018, primarily attributable to an increase of RMB912.5 million (US$132.7 million) in advertising expense.

General and administrative.    General and administrative expenses increased from RMB46.0 million in 2017 to RMB569.4 million (US$82.8 million) in 2018. The increase was primarily attributable to RMB441.5 million (US$64.2 million) share-based compensation expense incurred in 2018 as we granted options to our employees in 2018 to compensate their contribution to our rapid development.

Provision for loans receivable.    Provision for loans receivable increased from RMB12.4 million in 2017 to RMB44.5 million (US$6.5 million) in 2018. The increase was primarily attributable to the increase in loan volume through the consolidated trusts in 2018.

Provision for financial assets receivable.    Provision for financial assets receivable increased from RMB16.3 in 2017 to RMB54.0 million (US$7.9 million) in 2018. The increase was primarily attributable to the increase in loan origination volume in 2018.

Provision for accounts receivable and contract assets.    Provision for accounts receivable and contract assets increased from RMB21.2 million in 2017 to RMB83.7 million (US$12.2 million) in 2018. The increase was primarily attributable to the increase in loan origination volume in 2018.

Interest income

Interest income increased from RMB2.4 million in 2017 to RMB10.0 million (US$1.5 million) in 2018, as a result of an increase of cash and restricted cash balance.

Other income, net

Other income increased from RMB22,000 in 2017 to RMB7.7 million (US$1.1 million) in 2018.

Income tax expense

We have income tax expense of RMB48.2 million and RMB466.4 million (US$67.8 million) in 2017 and 2018, respectively. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 22.6% in 2017 and 20.6% in 2018. Such decrease reflects the effect of preferential tax treatment we received in 2018.

Net  income

As a result of the foregoing, we had a net income of RMB1,193.3 million (US$173.6 million) in 2018, compared to a net income of RMB164.9 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Our main business—online consumer finance service—only started in September 2016. As a result, many items, particularly revenue and origination and servicing expenses, only represent the results of operation for less than five months in 2016, compared to a full year for 2017.

Net revenue

Operating revenue increased significantly from RMB1.6 million in the fiscal year ended December 31, 2016 to RMB788.1 million  in the fiscal year ended December 31, 2017, as a result of the rapid expansion of our online consumer finance business.

•                  Revenue from loan facilitation services and revenue from post-origination services.  Revenue from loan facilitation services and from post-origination services increased significantly, from RMB1.6 million and RMB0.04 million respectively in 2016 to RMB552.3 million and RMB95.0 million in 2017. This increase reflects the rapid growth of off-balance sheet loans originated through our platform, which increased from approximately RMB435.9 million in 2016 to RMB28,222.3 million in 2017. The increase in the loan origination volume was in turn primarily driven by the increase in number of users with approved credit lines on our platform from approximately 106,000 as of December 2016 to approximately 3.3 million as of December 31, 2017.

•                  Financing income.  Financing income increased from nil in 2016 to RMB51.0 million in 2017. We started to generate financing income in 2017 as we started to fund loans by our microcredit company and some funding partners started to request disbursing loans indirectly to borrowers through our consolidated trusts and asset management plans.

•                  Other service fee revenues.  Other service fee revenues increased from nil in 2016 to RMB89.8 million in 2017 primarily because we started to earn referral fees, which amounted to approximately RMB84.3 million in 2017.

Operating costs and expenses

Operating costs and expenses increased significantly from RMB30.3 million for 2016 to RMB577.5 million for 2017 to support the rapid growth of our business.

Origination and servicing.    Origination and servicing costs increased significantly from RMB13.2 million in 2016 to RMB136.1 million in 2017, primarily due to the significant increase in (1) salaries and benefit cost as a result of headcount increase, and (2) payment transaction cost and credit search fee that grow as the loan origination volume grows.

Sales and marketing.    Sales and marketing expenses increased significantly from RMB1.6 million in 2016 to RMB345.6 million in 2017, primarily attributable to an increase of RMB341 million in advertising expense.

General and administrative.    General and administrative expenses increased from RMB15.4 million in 2016 to RMB46.0 million in 2017. The increase was primarily attributable to a RMB18.0 million increase in salary and benefit expense as a result of an increase in the headcount of general and administrative functions, as well as a RMB5.7 million increase in rental and utilities fees as our operation expanded.

Provision for loans receivable.    Provision for loans receivable increased from nil in 2016 to RMB12.4 million in 2017. The increase was primarily attributable to the increased loan balance in 2017.

Provision for financial assets receivable.    Provision for financial assets receivable increased from nil in 2016 to RMB16.3 million in 2017. The increase was primarily attributable to the increase in loan origination volume in 2017.

Provision for accounts receivable and contract assets.    Provision for accounts receivable and contract assets increased from RMB0.1 million in 2016 to RMB21.2 million in 2017. The increase was primarily attributable to the increase in loan origination volume in 2017.

Interest income

Interest income increased from RMB3,000 in 2016 to RMB2.4 million in 2017, as a result of an increase of cash and restricted cash balance.

Other income, net

Other income increased from nil in 2016 to RMB22,000 in 2017.

Income tax benefit (expense)

We have income tax benefit of RMB7.9 million in 2016 and income tax expense of RMB48.2 million in 2017, respectively. The effective tax rate was 27.7% in 2016 and 22.6% in 2017.

Net (loss) income

As a result of the foregoing, we recorded a net income of RMB164.9 million in 2017, compared to a net loss of RMB20.7 million in 2016.

Changes in Financial Position

The following table sets forth selected information from our combined and consolidated balance sheets as of December 31, 2017 and 2018. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	468,547	1,445,802	210,283
Restricted cash	487,882	567,794	82,582
Security deposit prepaid to third-party guarantee companies	—	795,700	115,730
Accounts receivable and contract assets, net (net of allowance of RMB 21,270 and RMB 82,515 as of December 31, 2017 and 2018, respectively)	327,103	1,791,745	260,599
Financial assets receivable, net (net of allowance of RMB 16,258 and RMB 56,656 as of December 31, 2017 and 2018, respectively)	270,122	1,193,621	173,605
Loans receivable, net	1,192,307	811,433	118,018
Current liabilities:
Payable to investors of the consolidated trusts	536,906	300,341	43,683
Guarantee liabilities	300,942	1,399,174	203,501

Cash and cash equivalents

Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Our cash and cash equivalents increased from RMB468.5 million as of December 31, 2017 to RMB1,445.8 million (US$210.3 million) as of December 31, 2018, primarily as a result of the closing of Series B preferred share issuance and our initial public offering of our class A ordinary shares in 2018.

Restricted cash

Restricted cash mainly represents security deposit related to our loan facilitation services and cash held by our consolidated trusts and asset management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements. The trust has a maximum operating period of two years. The cash in the trust is not available to fund our general liquidity needs.

Our restricted cash increased from RMB487.9 million as of December 31, 2017 to RMB567.8 million (US$82.6 million) as of December 31, 2018 primarily due to an increase of security deposits set aside for certain funding partners in case of borrowers’ defaults as a result of increased loan balance.

Security deposit prepaid to third-party guarantee companies

In 2018, we started to engage third-party licensed guarantee companies to provide assurance to some funding partners, and sometimes we prepay an amount as back-to-back guarantee to these guarantee companies. Such prepayment in the deposit account under the guarantee company’s name is recorded under this account.

Accounts receivable and contract assets

Accounts receivable and contract assets increased from RMB327.1 million as of December 31, 2017 to RMB1,791.7 million (US$260.6 million), net of allowance of RMB21.3 million and RMB82.5 million (US$12.0 million), respectively, mainly due to the increase in our loan origination volume.

Financial assets receivable

Financial assets receivable increased from RMB270.1 million as of December 31, 2017 to RMB1,193.6 million (US$173.6 million), net of allowance of RMB16.3 million and RMB56.7 million (US$8.2 million), respectively, mainly due to the rapid growth of loan origination volume on our platform, to a large portion of which we provide guarantee service.

Loans receivable, net

Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts and asset management plans, as well as loans originated by Fuzhou Microcredit.

Loans receivable decreased from RMB1,192.3 million as of December 31, 2017 to RMB811.4 million (US$118.0 million) as of December 31, 2018 because of the maturity of certain asset management plans in 2018.

Payable to investors of the consolidated trusts

Some funding partners require to disburse loans indirectly to borrowers through our consolidated trusts and asset management plans. Payable to investors of the consolidated trusts without recourse to us represents the investment returns these funding partners require to be paid, and it decreased from RMB536.9 million as of December 31, 2017 to RMB300.3 million (US$43.7 million) as of December 31, 2018 as the result of the maturity of certain asset management plans with third parties.

Guarantee liabilities

Guarantee liabilities increased from RMB300.9 million as of December 31, 2017 to RMB1,399.2 million (US$203.5 million) mainly due to the rapid growth of loan origination volume on our platform, to a large portion of which we provide guarantee service.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(110,974)	285,116	41,468
Net cash provided by/(used in) investing activities	(1,204,269)	327,649	47,654
Net cash provided by financing activities	2,265,499	457,430	66,531
Net increase in cash and cash equivalents	950,256	1,057,167	153,759
Cash, cash equivalents, and restricted cash at the beginning of year/period	6,173	956,429	139,107
Cash, cash equivalents, and restricted cash at the end of year/period	956,429	2,013,596	292,865

Operating activities

Net cash provided by operating activities was RMB285.1 million (US$41.5 million) in 2018. The difference between net cash provided by operating activities and the net income of RMB1,193.3 million (US$173.6 million) mainly result from (i) adding back non-cash item share-based compensation of RMB607.4 million (US$88.3 million),  (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB182.2 million (US$26.5 million) and (iii) the change of working capital of RMB1,701.5 million (US$247.5 million), which in turn was mainly a result of a RMB1,536.2 million (US$223.4 million) increase in accounts receivable and contract assets, a RMB971.6 million (US$141.3 million) increase in financial assets receivables, and a RMB795.7 million (US$115.7 million) increase in security deposit prepaid to third-party guarantee companies, and was partially offset by a RMB1,098.2 million (US$159.7 million) increase in guarantee liabilities and the increase of RMB316.7(US$46.1 million) million in income tax payable. The increase of the guarantee liabilities, the income tax payable, the accounts receivable and contract assets and the financial assets receivables was due to the rapid growth of our online consumer finance business.

Net cash used in operating activities was RMB111.0 million in 2017. The difference between net cash used in operating activities and our net loss of RMB166.4 million mainly resulted from the increase of RMB178.0 million in deferred tax asset, and the increase of RMB135.0 million in financial assets receivables, partially offset by the increase of RMB295.2 million in guarantee liabilities and the increase of RMB115.3 million in income tax payable. The increase of deferred tax assets was because of a larger net loss in 2017 as compared to 2016, which we expect to be able to utilize when turning to net profit in near future. The increase of the other three items was due to the rapid growth of our online consumer finance business.

Net cash used in operating activities was RMB68.5 million in 2016. The difference between net cash provided by operating activities and our net loss of RMB21.8 million mainly resulted from the increase of RMB38.5 million in amounts due from related parties. See “Related Party Transactions” for reasons behind the change of amount due from related parties.

Investing activities

Net cash provided by investing activities was RMB327.6 million (US$47.7 million) in 2018, which was primarily attributable to the collection of on-balance-sheet loans of RMB5,279.5 million (US$767.9 million), partially offset by the increase of on-balance-sheet loans of RMB4,943.3 million (US$719.0 million). The net inflow of loans collection was mainly because there were more trusts matured than the new trusts formed in 2018.

Net cash used in investing activities was RMB1,204.3 million in 2017, which was primarily attributable to the increase of on-balance-sheet loans of RMB2,769.6 million, partially offset by collection of on-balance-sheet loans of RMB1,572.4 million.

Net cash used in investing activities was RMB2.4 million in 2016, used to purchase property, equipment and intangible assets.

Financing activities

Net cash provided by financing activities was RMB457.4 million (US$66.5 million) in 2018, which was primarily attributable to proceeds from the issuance of series B preferred shares of RMB1,393.8 million (US$202.7 million), proceeds from issuance of ordinary share upon our initial public offering of RMB327.2 million (US$47.6 million), cash received from investors of the consolidated trusts of RMB600 million (US$87.3 million) and loans from Beijing Qibutianxia of RMB500.0 million (US$72.7 million), partially offset by loan payment to Beijing Qibutianxia of RMB1,240.0 million (US$180.4 million) and cash paid to investors of consolidated trusts of RMB1,308.5 million (US$190.3 million).

Net cash provided by financing activities was RMB2,265.5 million in 2017, which was attributable to equity contributions from shareholders of RMB590.0 million, loans from Beijing Qibutianxia of RMB810.5 million and cash received from investors of our consolidated trusts of RMB1,012.5 million.

We did not have financing activities in 2016.

Capital Expenditures

We incurred capital expenditures of RMB2.4 million, RMB7.1 million and RMB8.6 million (US$1.2 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2019 are expected to be approximately RMB19.5 million (US$2.84 million), consisting primarily of expenditures related to the expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

Holding Company Structure

360 Finance, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our variable interest entities and their subsidiaries in China. As a result, 360 Finance, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Contractual Obligations:
Operating Leases Obligations	27,096	13,118	12,289	1,689	—
Total	27,096	13,118	12,289	1,689	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2018 were RMB8.5 million (US$1.2 million).

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongyi Zhou	48	Chairman of the Board of Directors
Jun Xu	38	Chief Executive Officer and Director
Wei Liu	41	Director
Fan Zhang	38	Director
Gang Xiao	43	Independent Director
Yongjin Fu	48	Independent Director
Yunfan Zhang	40	Independent Director
Haisheng Wu	36	President
Jiang Wu	40	Chief Financial Officer
Zhiqiang He	36	Vice President
Yan Zheng	31	Vice President

Mr. Hongyi Zhou has served as our director from our inception and in addition as our chairman of the board of directors since September 2018. Mr. Zhou has twenty years of managerial and operational experience in China’s internet industry. Mr. Zhou co-founded the Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) and has been serving as the chairman of the board of Qihoo 360 Technology Co. Ltd. and the successor of its business, 360 Group. Prior to founding Qihoo 360 Technology Co., Ltd., Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small to medium-sized software companies in sourcing funding to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company engaged in internet search and online marketing business in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software and his master’s degree in system engineering from Xi’an Jiaotong University in 1992 and 1995, respectively.

Mr. Jun Xu has served as our chief executive officer since inception and our director since September 2018. Mr. Xu has more than 17 years of experience in the financial industry. Before joining us, Mr. Xu co-founded and served as the chief executive officer of Ningbo Siyinjia Investment Management Co. Ltd. from January 2015. Prior to that, Mr. Xu served as a partner of McKinsey & Company, in charge of its banking and securities practice in China. Before starting working at McKinsey & Company in May 2005, Mr. Xu worked at HSBC China Office as the assistant vice president. Mr. Xu received his bachelor’s degree in international finance from Shanghai International Studies University in 2001.

Mr. Wei Liu has served as our director since September 2018. From 2014 to 2015, Mr. Liu worked with 360 Group as a vice president. He has been serving as the SVP of the 360 Group since October 2018. Prior to joining 360 Group, Mr. Liu worked with Ping An Ventures, a venture capital fund under Ping An Insurance (Group) Company of China, Ltd., as the general manager from 2011 to 2014. From 2008 to 2011, Mr. Liu worked with the investment department of Shengda Group as an investment director from 2008. Prior to that, Mr. Liu worked with the investment department of Fosun Capital as an investment director. Mr. Liu received his bachelor’s degree in international trade from Shanghai University of International Business and Economic in 2000.

Ms. Fan Zhang has served as our director since September 2018 and as our senior vice president since March 2019. Ms. Zhang served as the general counsel of Qihoo 360 Technology Co., Ltd. since September 2013, the general counsel of 360 Group from February 2018 to March 2019, and served as the secretary of the board of directors of 360 Group from February 2018 to August 2018. Prior to her experience in 360 Group, Ms. Zhang worked with Kirkland and Ellis LLP as a partner from September 2011 through September 2013, and Latham & Watkins LLP as an associate from September 2004 to August 2011. Ms. Zhang received her bachelor’s degree in international economic law from China University of Political Science and Law in 2001, her LL.M. degree from University of Chicago Law School in 2002, and her J.D. degree from Columbia Law School in 2004. Ms. Zhang is licensed to practice law in the state of Illinois, U.S. and Hong Kong, China.

Mr. Gang Xiao has served as our independent director since September 2018. From July 2017, Mr. Xiao served as the chairman of the board of Gongqingcheng Qihoo Zhongcai Investment Co., Ltd. Prior to that, Mr. Xiao worked with Zhongcai Financial Holding Investment Ltd. as the general manager. From December 2007 to January 2009, Mr. Xiao served as a deputy county mayor of Suichuan County of Jiangxi Province. Prior to that, Mr. Xiao worked with China Financial & Economic Publishing House Accounting Brach as an editor. From December 1999 to September 2003, Mr. Xiao worked with governmental procurement center of Tianjin Municipal People’s Government. Mr. Xiao received his bachelor’s degree in computer science, his master’s degree in Chinese literature and his doctoral degree in public finance from Dongbei University of Finance and Economics in 1999, 2003 and 2006, respectively.

Mr. Yongjin Fu has served as our independent director since September 2018. Mr. Fu worked with Guohua Life Insurance Co., Ltd. as the executive director and general manager from May 2007. From August 2003 to May 2007, Mr. Fu served as a director, the vice chairman of the board of directors and the general manager of Hubei Biocause Pharmaceutical Co., Ltd. (SZ: 000627). Prior to that, Mr. Fu worked with Haikou Agriculture & Industry & Trade (LUONIUSHAN) Co., Ltd., now known as Luoniushan Co., Ltd., as the manager of the financial department, the assistant to the general manager, the deputy general manager and the vice chairman of the board of directors successively from April 1996. Mr. Fu received his bachelor’s degree, master’s degree and doctoral degree in administration from Tianjin University in 1993, 1996 and 2003, respectively.

Mr. Yunfan Zhang has served as our independent director since September 2018. Mr. Zhang has fifteen years of managerial and operational experience in China’s internet industry. Mr. Zhang co-founded the YY Inc. (NASDAQ: YY) and has been serving as the general manager of YY Inc. Mr. Zhang served as the chief operating officer at Perfect World Co., Ltd., the third largest video game company in China, from January 2013 to August 2016. Prior to that, Mr. Zhang served as the chief executive officer of 178.com from August 2008 to August 2010. Mr. Zhang also served as a manager of Netease, Inc. (NASDAQ : NTES) from 2003 to 2005. Mr. Zhang received his bachelor’s degree in Economics from Jiangxi University of Finance and Economics China in 2003, and his master’s degree in Business Administration from National University of Singapore in 2013.

Mr. Haisheng Wu has served as our president since our inception. Before working on the establishment of our business, Mr. Wu worked as a product director at 360 Group start page department from March 2011, in charge of 360 Start Page, 360kan and 360 Mobile Browser. Prior to that, Mr. Wu worked with the user product department of Baidu Inc. (NASDAQ: BIDU) as a product manager, leading the management of Baidu Space, Baidu Map and Baidu LBS from June 2008. Mr. Wu received his bachelor’s degree in media economics from Communication University of China and master’s degree in communication studies from Peking University in 2005 and 2008, respectively.

Mr. Jiang Wu has served as our chief financial officer since April 2018. Before joining us, Mr. Wu worked as the director of various departments of PRC National Equities Exchange and Quotations from January 2013, in charge of supervising the listing applications, listing companies and institutions providing listing services successively. Prior to that, Mr. Wu worked with corporate finance department at China Minsheng Bank (SHA: 600016), in charge of cross-border structured finance products from April 2012. From July 2006 to March 2012, Mr. Wu worked at the investment banking department of Citigroup Global Markets Asia Limited. From November 2003 to August 2004, Mr. Wu worked as a legal consultant at O’Melveny & Myers. Mr. Wu received his bachelor’s degree and master’s degree in international law from China Foreign Affairs University in 2001 and 2004, respectively, and his MPA degree from Columbia University in 2006. Mr. Wu has PRC Legal Professional Qualification.

Mr. Zhiqiang He has served as our vice president since our inception. Mr. He was the co-founder and vice president of Ningbo Siyinjia Investment Management Co. Ltd. Prior to establishing Ningbo Siyinjia Investment Management Co. Ltd., Mr. He worked as a senior consultant in the financial industry department at McKinsey & Company from July 2013 to July 2015. Mr. He acted as the assistant to the president of Xueda Education Group (NYSE: XUE) from May 2010 to July 2011. Before joining Xueda Education Group, Mr. He worked as a consultant at McKinsey & Company from October 2007. Mr. He received his bachelor’s degree in thermal engineering and master’s degree in corporate strategy and policies from Tsinghua University in 2003 and 2007, respectively. Mr. He received his MBA degree from Sloan Business School of Massachusetts Institute of Technology in 2013.

Mr. Yan Zheng has served as our vice president since February 2017. Mr. Zheng has 10 years of experience of consumer finance risk management. Before joining us, Mr. Zheng co-founded Shenzhen Samoyed Internet Finance Service Co. Ltd. in May 2015, and was in charge of its product risk management. Prior to that, Mr. Zheng worked on the establishment of Merchants Union Consumer Finance Company Limited as a risk management head leading the establishment of risk management system of non-scenario-based online loan products from December 2013. Mr. Zheng worked for the Credit Card Center of China Merchant Bank (SHA: 600036) from July 2008 as a senior analyst, handling policy management of installment products. Mr. Zheng received his bachelor’s degree in quantitative economics from Shanghai University of Finance and Economics in 2008.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, for certain acts of the executive officer, such as continued failure to satisfactorily perform his or her duties, willful misconduct or gross negligence in the performance of his or her duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest acts to our detriment. We may also terminate an executive officer’s employment without cause upon 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officers and us. The executive officer may resign at any time with a 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all rights, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; (iii) seek, directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB18.4 million (US$2.7 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

In May 2018, our shareholders and board of directors adopted the Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Share Incentive Plan is 25,336,096 ordinary shares, plus an annual increase in the maximum number of ordinary shares on the first day of each of our fiscal year during the term of the Share Incentive Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such fewer number as may be determined by the board of directors. As of December 31, 2018, options to purchase 25,317,516 ordinary shares have been granted and are outstanding under the Share Incentive Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the terms of the Share Incentive Plan.

Types of Awards.    The Share Incentive Plan permits the awards of options, restricted shares and restricted share units or other rights or benefits.

Plan Administration.    The board of directors or a committee designated by the board of directors acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the Share Incentive Plan and any award agreement.

Award Agreement.    Awards granted under the Share Incentive Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price.    The exercise price of an award will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility.    We may grant awards to our employees, consultants, and all members of our board of directors.

Term of the Awards.    The term of each share award granted under the Share Incentive Plan may not exceed ten years after the date of grant.

Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination.    The plan shall terminate in May 2028, provided that our board of directors may terminate the plan at any time and for any reason.

The following table summarizes, as of December 31, 2018, the awards granted under the Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jun Xu	3,685,807	0.00001	May 20, 2018	May 19, 2028
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
Wei Liu	4,103,125	0.00001	May 20, 2018	May 19, 2028
Jiang Wu	*	0.00001	May 20, 2018	May 19, 2028
Zhiqiang He	*	0.00001	May 20, 2018	May 19, 2028
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028
Total	14,000,051	0.00001	May 20, 2018	May 19, 2028

* Less than one percent of our total outstanding shares.

As of December 31, 2018, other employees as a group held outstanding options to purchase 11,317,465 class A ordinary shares of our company, at a weighted average exercise price of US$0.00001 per share.

C.                                    Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to relevant Nasdaq Stock Market Rules and disqualification by the chairman of the relevant meeting of the directors, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures , debenture stock, bonds, and  other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Yongjin Fu, Gang Xiao and Yunfan Zhang. Yongjin Fu is the chairman of our audit committee. We have determined that Gang Xiao, Yongjin Fu and Yunfan Zhang satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Yongjin Fu and Yunfan Zhang qualify as “audit committee financial experts.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Yunfan Zhang, Hongyi Zhou and Jun Xu. Yunfan Zhang is the chairman of our compensation committee. We have determined that Yunfan Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Hongyi Zhou, Yunfan Zhang and Jun Xu. Hongyi Zhou is the chairperson of our nominating and corporate governance committee. Yunfan Zhang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of the company’s memorandum and articles of association.

D.                                    Employees

We had 247, 465 and 786 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018:

As of December 31, 2018
Function:
General and administrative	80
Operations	199
Products	52
Research and development	216
Risk management	165
Sales and marketing	74
Total	786

As of December 31, 2018, we had 474 employees in Shanghai, 163 employees in Beijing, 110 employees in Shenzhen and the rest in different cities in China.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for up to two years after the termination of his or her employment, provided that we pay compensation equal to 20% of the average monthly compensation of the prior 12 months of his or her employment during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•                  each of our directors and executive officers; and

•                  each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 287,652,707 ordinary shares as of March 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Hongyi Zhou(1)	1,646,344	39,820,586	41,466,930	14.4	76.3
Jun Xu(2)	13,521,524	—	13,521,524	4.7	1.3
Haisheng Wu(3)	*	—	*	*	*
Wei Liu(4)	*	—	*	*	*
Fan Zhang	—	—	—	—	—
Gang Xiao	—	—	—	—	—
Yongjin Fu	—	—	—	—	—
Yunfan Zhang	—	—	—	—	—
Jiang Wu	—	—	—	—	—
Zhiqiang He(5)	*	—	*	*	*
Yan Zheng(6)	*	—	*	*	*
All Directors and Executive Officers as a Group	19,934,406	39,820,586	59,754,992	20.7	77.6

Principal Shareholders:
Aerovane Company Limited(1)	—	39,820,586	39,820,586	13.8	76.3
Eoraptor Technology Limited(7)	32,048,100	—	32,048,100	11.1	3.1
Perseus Technology Limited(8)	32,074,262	—	32,074,262	11.2	3.1
Monocerus Company Limited(9)	31,439,590	—	31,439,590	10.9	3.0
Capricornus Technology Limited(10)	31,472,234	—	31,472,234	10.9	3.0
Unicorn Group Company Limited(11)	24,330,622	—	24,330,622	8.5	2.3
Sagittarius Company Limited(12)	22,832,536	—	22,832,536	7.9	2.2

Notes:

*	Less than 1% of our total outstanding shares.

**

Messrs. Hongyi Zhou, Jun Xu, Haisheng Wu, Wei Liu, Gang Xiao, Jiang Wu, Zhiqiang He and Yan Zheng’s business address is China Diamond Exchange Center, Building B, No. 555 Pudian Road, No. 1701 Century Avenue, Pudong New Area, Shanghai 200122, People’s Republic of China. Ms. Fan Zhang’s business address is 360 Building, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China. Mr. Yongjin Fu’s business address is 32/F, Shanghai Tower, No.501 Yincheng Middle Road, Pudong New Area, Shanghai 200120, People’s Republic of China. Mr. Yunfan Zhang’s business address is 3-110, 1/F, Building 3, Tianchang Park, No.34 Beiyuan Road, Chaoyang District, Beijing 100012, People’s Republic of China.

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our class A ordinary shares and class B ordinary shares as a single class. Each class A ordinary share is entitled to one vote per share and each class B ordinary share is entitled to twenty votes per share on all matters submitted to them for a vote. Our class A ordinary shares and class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis.

(1)

Represent (i) 39,820,586 class B ordinary shares held by Aerovane Company Limited, a British Virgin Islands company, which is in turn owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou, the chairman of our board of directors; (ii) 1,212,000 class A ordinary shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse and (iii) 434,344 class A ordinary shares to which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition ) through a financial arrangement. Because of the immediate family relationship and a letter agreement between Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Zhou is entitled to shared voting and dispositive power together with his children relating to the 39,820,586 class B ordinary shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. For the 1,646,334 class A ordinary shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 1,646,344 class A ordinary shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein. The number of the class A ordinary shares is as reported in a Schedule 13G filed by Mr. Hongyi Zhou on February 12, 2019.

(2)

Represents (i) 12,047,202 class A ordinary shares held by Aquarius International Company Limited, a British Virgin Islands company, and (ii) 1,474,322 class A ordinary shares that Value Defender Limited may purchase upon exercise of options within 60 days after March 31, 2019. Aquarius International Company Limited is wholly owned by Mr. Jun Xu. The registered address of Aquarius International Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. Value Defender Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Jun Xu and his family, to which Mr. Xu is also the settlor.

(3)

Represents the class A ordinary shares Holy Vanguard Limited Wu has the right to acquire upon exercise of option within 60 days after March 31, 2019. Holy Vanguard Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Haisheng Wu and his family, to which Mr. Wu is also the settlor.

(4)

Represents the class A ordinary shares Splendid Tiger Limited has the right to acquire upon exercise of option within 60 days after March 31, 2019. Splendid Tiger Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Wei Liu and his family, to which Mr. Liu is also the settlor.

(5)

Represents (i) class A ordinary shares held by True Warrior Limited, a British Virgin Islands company and (ii) the class A ordinary shares Mr. Zhiqiang He has the right to acquire upon the exercise of option within 60 days after March 31, 2019. True Warrior Limited is wholly owned by a trust established for the benefit of Mr. Zhiqiang He, to which Mr. He is also the settlor. The registered address of True Warrior Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6)

Represents the class A ordinary shares Smart Defender Limited has the right to acquire upon exercise of option within 60 days after March 31, 2019. Smart Defender Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Yan Zheng and his family, to which Mr. Zheng is also the settlor.

(7)

Represents 32,048,100 class A ordinary shares held by Eoraptor Technology Limited, a British Virgin Islands company. Eoraptor Technology Limited is wholly owned by Zhuhai Qixin Zhanwang Information Technology Co., Ltd. The registered address of Eoraptor Technology Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)

Represents 32,074,262 class A ordinary shares held by Perseus Technology Limited, a British Virgin Islands company. Perseus Technology Limited is wholly owned by Zhuhai Qixin Xieli Information Technology Co., Ltd. The registered address of Perseus Technology Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)

Represents 31,439,590 class A ordinary shares held by Monocerus Company Limited, a British Virgin Islands company. Monocerus Company Limited is wholly owned by Zhuhai Qixin Zhongwang Information Technology Co., Ltd. The registered address of Monocerus Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(10)

Represents 31,472,234 class A ordinary shares held by Capricornus Technology Limited, a British Virgin Islands company. Capricornus Technology Limited is wholly owned by Zhuhai Qixin Yihao Information Technology Co., Ltd. The registered address of Capricornus Technology Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(11)

Represents 24,330,622 class A ordinary shares held by Unicorn Group Company Limited, a British Virgin Islands company. Unicorn Group Company Limited is wholly owned by Zhuhai Qichong Information Technology Co., Ltd. The registered address of Unicorn Group Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(12)

Represents 22,832,536 class A ordinary shares held by Sagittarius Company Limited, a British Virgin Islands company. Sagittarius Company Limited is wholly owned by Zhuhai Qiben Information Technology Co., Ltd. The registered address of Sagittarius Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

According to the financing arrangement entered into between financing parties and certain beneficial owners of our shares, who were originally organized and capitalized for the purpose of the privatization transaction of Qihoo 360 Technology Co. Ltd., all proceeds received by such beneficial owners through the disposal of our shares shall be paid to an escrow account first for the purpose of paying the relevant amount under such financing arrangement subject to certain terms and conditions.

To our knowledge, as of March 31, 2019, 6,200,000 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program.  As of March 31, 2019, none of our Class B ordinary shares are held by U.S. record holders.  The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our shareholders agreement on September 10, 2018 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of a qualified initial public offering.

Registration rights

We have granted certain registration rights to our shareholders pursuant to the shareholders agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand registration rights.    Holders of at least 20% or more of the registrable securities then outstanding have the right to demand that we file a registration statement covering at least 20% or more of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than one registration other than piggyback registration for every 5% of the our outstanding share capital on a fully-diluted (by treasury method) basis held by the holders, such percentage to be calculated as of the date immediately following the date of our shareholders agreement.

Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated first to us, second to each of such holders requesting for the inclusion of their registrable securities on a pro rata basis, and third to holders of other securities of ours.

Form F-3 registration rights.    Holders of at least 20% or more of the registrable securities then outstanding may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of registration.    We will bear all registration expenses, other than the underwriting discounts, selling commissions and ADS issuance fees applicable to the sale of registrable securities.

Termination of obligations.    We have no obligation to effect any demand, piggyback or Form F-3 or Form S-3 registration immediately after (i) the second anniversary after the occurence of our IPO as defined in the shareholders agreement, or (ii) if, in the opinion of counsel to us, all such registrable securities proposed to be sold may then be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Transactions with 360 Group

360 Group is our most important business partner. It is considered our related party as it is controlled by Mr. Hongyi Zhou, the chairman of our board of directors and principal shareholder. We transacted with several entities of 360 Group during the fiscal years 2017 and 2018. 360 Group is one of our most important borrower acquisition channels, and it provides advertising services to promote our products and general brand through its matrix of mobile applications and services, such as 360 Browser and 360 Mobile Assistant. Advertising services are calculated and charged to us under different formula depending on the form of advertisements, including cost per time (CPT), cost per click (CPC), cost per thousand impression (CPM), cost per action (CPA) and cost per sale (CPS). In the meantime, we also display advertisement of 360 Group’s products and services on our own platform and earn advertising service fee.

In 2018, services provided by 360 Group entities were RMB77.3 million (US$11.2 million). As of December 31, 2018, RMB20.2 million (US$2.9 million) was due to 360 Group entities, and RMB1.9 million (US$0.3 million) was due from them.

In 2017, services provided by 360 Group entities were RMB55.0 million, and services provided by us were RMB2.0 million. As of December 31, 2017, RMB14.2 million was due to 360 Group entities, and RMB770,270  was due from them.

Framework Collaboration Agreement

We have entered into a framework collaboration agreement with 360 Group, pursuant to which:

•                  we and 360 Group will collaborate in depth on research and development of cloud computing, artificial intelligence, as well as big data analysis and application.

•                  360 Group will provide traffic support to our services.

•                  360 Group will license certain trademarks to us.

•                  360 Group agrees not to conduct any credit underwriting or loan origination services that directly or indirectly compete with us.

•                  360 Group agrees that price terms of licensing as well as advertising and promotion it charges to us will be most favorable within its business partners.

The framework collaboration agreement will remain effective for five years and will be automatically extended for one year thereafter unless 360 Group or we decide to terminate the collaboration.

Transactions with Beijing Qibutianxia

Beijing Qibutianxia and its subsidiaries are related parties to us, as we and Beijing Qibutianxia are owned by a similar identical group of shareholders, and we are both under control of Mr. Hongyi Zhou, the chairman of our board of directors.

We transacted with Beijing Qibutianxia and its subsidiaries during the fiscal years 2017 and 2018, including receiving loans from Beijing Qibutianxia, expense allocation for certain corporate functions historically provided by Beijing Qibutianxia, receiving financing service from Youdaojingwei Assets Management Co. Ltd., providing borrower referral services to Beijing Qicaitianxia Technology Co., Ltd., and receiving employee benefit management service from Ningbo Siyinjia Investment Management Co. Ltd.

In 2018, services provided by Beijing Qibutianxia and its subsidiaries was RMB80.6 million (US$11.7 million), and services provided by us was RMB333.5 million (US$48.5 million). As of December 31, 2018, RMB58.5 million (US$8.5 million) was due to Beijing Qibutianxia and its subsidiaries, and RMB266.4 million (US$38.7 million) was due from them.

Beijing Qibutianxia provided joint back-to-back guarantee to certain third party guarantee companies for loans facilitated by us. As of December 31, 2018, loans with the outstanding balance of RMB14 billion were under such arrangement.

In 2017, services provided by Beijing Qibutianxia and its subsidiaries was RMB27.4 million, and services provided by us was RMB84.3 million. As of December 31, 2017, RMB1,269.3 million was due to Beijing Qibutianxia and its subsidiaries, including a loan of RMB740.1 million from Beijing Qibutianxia, and RMB89.5 million was due from them.

Transactions with Jinshang Consumer Finance Inc.

We transacted with Jinshang during the fiscal years 2017 and 2018 as we provide loan facilitation services and post-origination services to Jinshang and charge service fees. Historically, we directly collected payments from borrowers and charged no services fees to Jinshang. Started from 2018, we contractually change our payment flow model by collecting service fee payment from Jinshang directly. Besides, we provided deposit to Jinshang to secure the timely repayment of loans facilitated by us before the change of payment flow model in 2018.

In 2018, services provided by us was RMB168.0 million (US$24.4 million). As of December 31, 2018, RMB215.9 million (US$31.4 million) was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-origination services was RMB113.9 million (US$16.6  million), net of allowance of RMB12.2 million (US$1.8 million).

As of December 31, 2017, RMB14.9 million (US$2.2 million) was due from Jinshang.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to the requirements of Cayman Islands law that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have not yet adopted a dividend policy with respect to future dividends on our class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Regulations—Regulations on Foreign Exchange—Regulations on dividend distribution.”

If we pay any dividends on our class A ordinary shares, we will pay those dividends which are payable in respect of the class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—Description of American Depositary Shares.” Cash dividends on our class A ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                    Offering and Listing Details

See “C. Markets.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing two Class A ordinary shares of ours, have been listed on the Nasdaq Global Market since December 14, 2018. Our ADSs trade under the symbol “QFIN.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association and of the Companies Law (2018 Revision), insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares.    Our authorized share capital is US$50,000 divided into 5,000,000,000 shares,  comprising of (i) 4,900,000,000 Class A ordinary shares with a par value of US$0.00001 each, (ii) 50,000,000 Class B ordinary shares, with a par value of US$0.00001 each, and (iii) 50,000,000 shares with a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of our memorandum and articles of association. Holders of class A ordinary shares and class B ordinary shares will have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Voting at any shareholders’ meeting is by show of hands unless a poll is (before the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting. In respect of all matters subject to a shareholders’ vote, each class A ordinary share shall entitle the holder thereof to one vote, and each class B ordinary share shall entitle the holder thereof to twenty votes, voting together as one class.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at such meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at such meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. The Company may, among other things, subdivide or consolidate its share capital by ordinary resolution.

Conversion.    Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any class B ordinary shares by a holder thereof to any person or entity other than their affiliates, or upon a change of ultimate beneficial ownership of any class B ordinary share to any person or entity who is not an affiliate of the registered holder of such class B ordinary share, such class B ordinary share shall be automatically and immediately converted into one class A ordinary share.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of the board or a majority of our directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings as at the date of the deposit of the requisition, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•      the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•      the instrument of transfer is in respect of only one class of ordinary shares;

•      the instrument of transfer is properly stamped, if required;

•      in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•      a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirements of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution amongst our shareholders are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares (including redeemable shares) on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.    Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), one or more series of preference shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preference shares, the terms and rights of that series, including but not limited to:

•      the designation of the series;

•      the number of shares of the series;

•      the dividend rights, dividend rates, conversion rights, voting rights; and

•      the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                      authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                      limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies.

Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•      does not have to file an annual return of its shareholders with the Registrar of Companies;

•      is not required to open its register of members for inspection;

•      does not have to hold an annual general meeting;

•      may issue negotiable or bearer shares or shares with no par value;

•      may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•      may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•      may register as a limited duration company; and

•      may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that 360 Finance, Inc. is not a PRC resident enterprise for PRC tax purposes. 360 Finance, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that 360 Finance, Inc. meets all of the conditions above. 360 Finance, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that 360 Finance, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC enterprise shareholders (including our ADS holders) may be subject to a 10% enterprise income tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Our non-PRC individual shareholders (including our ADS holders) may be subject to a 20% individual income tax on dividends or gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of 360 Finance, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 360 Finance, Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, 360 Finance, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares).

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  persons liable for alternative minimum tax;

•                  persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

•                  persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or other disposition” is written on the basis that we are not and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive foreign investment company rules.”

Dividends

The gross amount of any distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Stock Market will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradeable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holders is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Stock Market and consequently, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 2.1%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Market Risks

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2018, we had U.S. dollar-denominated cash, cash equivalents and short-term investments of US$48.9 million. Assuming we had converted US$48.9 billion into RMB at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, the RMB cash balance of such U.S. dollar-denominated assets would have been RMB336.0 million. If the RMB had depreciated by 10% against the U.S. dollar, the RMB cash balance of such U.S. dollar-denominated assets would have been RMB369.6 million instead.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause prospective borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing for investment options and dampen our funding partners’ desire to fund loans on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our loan origination volume.”

We may invest the net proceeds we receive from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Charges Our ADS Holders May Have to Pay

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when ADS holders deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

ADS holders will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow ADS holders to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by the American depositary shares to pay any taxes owed and ADS holders will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2018, we did not receive such reimbursement from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-228020 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 3,100,000 ADSs representing 6,200,000 Class A ordinary shares, at an initial offering price of US$16.50 per ADS. Our initial public offering closed in December 2018. Citigroup Global Markets Inc. was the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on December 13, 2018. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$7.9 million, which included US$3.6 million in underwriting discounts and commissions for the initial public offering and approximately US$4.3 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$43.3 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

In the course of auditing our combined and consolidated financial statements for the period from the inception date to December 31, 2016 and the year ended 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified in connection with the audits of our financial statements for the period from the inception date to December 31, 2016 and for the year ended December 31, 2017. We are in progress to expedite and streamline our reporting process and develop our compliance process. We have also established accounting, business operation and information system internal control assessment framework to allow early detection, prevention and resolution of potential compliance issues, and we have partially completed policy and procedure manual. We have invited external consulting team to help us strengthen our internal control level. We are conducting regular and continuous U.S. GAAP accounting and financial reporting programs and have already started sending our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional qualified personnel to strengthen the financial reporting function.

Since we have partially completed our remedial measures as mentioned above, we evaluated that one material weakness remained as of December 31, 2018 which related to our lack of sufficient accounting personnel with U.S. GAAP knowledge to design and implement formal period-end financial reporting key controls and procedures to review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirement set forth by the SEC.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yongjin Fu and Yunfan Zhang, members of our audit committee and independent directors (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.360jinrong.net/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year Ended December 31,
	2017	2018
	(in thousands of RMB)
Audit fees(1)	5,990.5	15,537.7

Notes:

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2018.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have informed Nasdaq that we will follow home country practice with respect to the independence requirements for compensation committee and nomination committee, as well as the majority of the board being independent pursuant to Nasdaq Listing Rule 5615(a)(3). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide combined and consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of 360 Finance, Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective December 13, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on December 6, 2018 (File No. 333-228020))
2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on October 26, 2018 (File No. 333-228020)

2.4

Shareholders Agreement between the Registrant and other parties thereto dated September 10, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
4.4*

English translation of the executed form of Power of Attorney regarding a VIE of the Registrant, between its shareholder and the WFOE of the Registrant as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form in respect of each of the VIEs of the Registrant

4.5*

English translation of the executed form of Equity Interest Pledge Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Interest Pledge Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.6*

English translation of the executed form of Exclusive Consultation and Services Agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Consultation and Services Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.7*

English translation of the executed form of Exclusive Option Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Option Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.8*

English translation of the executed form of Loan Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Loan Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.9

English Translation of the Framework Collaboration Agreement between Beijing Qihu Technology Co., Ltd., wholly-owned subsidiary of 360 Group, and Shanghai Qiyu, dated July 24, 2018 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.10

Series B Preferred Shares Purchase Agreement between the Registrant and TonSung Holdings Limited, dated August 9, 2018 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.11

Series B Preferred Shares Purchase Agreement between the Registrant and MAX DYNAMIC BUSINESS LIMITED, dated August 9, 2018 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.12

Series B Preferred Shares Purchase Agreement between the Registrant and Onew Technology Co., Ltd, dated August 9, 2018 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.13

Series B Preferred Shares Purchase Agreement between the Registrant and Hermitage Galaxy Fund SPC on behalf of Hermitage Fund One SP, dated August 9, 2018 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

Exhibit
Number	Description of Document
4.14

Series B Preferred Shares Purchase Agreement between the Registrant and TFI Special Opportunities Fund SPC—TFI New Era Growth SP, dated August 9, 2018 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Commerce & Finance Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

360 Finance, Inc.

	By:	/s/ Jun Xu
		Name:	Jun Xu
		Title:	Chief Executive Officer

Date: April 26, 2019

360 FINANCE, INC.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)

Audited Financial Statement of 360 Finance, Inc.

Report of Independent Registered Public Accounting Firm	F-2
Combined and Consolidated Balance Sheets as of December 31, 2017 and 2018	F-4
Combined and Consolidated Statements of Operations for the Period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018	F-5
Combined and Consolidated Statements of Comprehensive Income or Loss for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018	F-6
Combined and Consolidated Statements of Changes in Equity for the period from July 25, 2016, and the years ended December 31, 2017 and 2018	F-7
Combined and Consolidated Statements Of Cash Flows for the Period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018	F-8
Notes to the Combined and Consolidated Financial Statements for the Period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018	F-9
Additional Information - Financial Statement Schedule I	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of 360 Finance, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of 360 Finance, Inc. (the “Company”), its subsidiaries, and variable interest entities (collectively referred to as the “Group”) as of December 31, 2017 and 2018, the related combined and consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the period from July 25, 2016 (“the inception date”) to December 31, 2016 and two years in the period ended December 31, 2018, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “combined and consolidated financial statements”). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the period from the inception date of July 25, 2016 to December 31, 2016 and two years in the period ended December 31, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the combined and consolidated financial statements, the Group has changed its method of accounting for revenue recognition in the accompanying combined and consolidated financial statements due to full retrospective adoption of Accounting Standards Update No. 2014-09 Revenue from Contracts with Customers (Topic 606), as amended, in fiscal year 2018.

Emphasis of a Matter

The accompanying combined and consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of the Group, and include expense allocations for certain corporate functions historically provided by Beijing Qibutianxia Technology Co., Ltd. These combined and consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Group had operated as a stand-alone group during the periods presented.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

Basis for Opinion

The combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the combined and consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined and consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2019

We have served as the Company’s auditor since 2018.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	468,547	1,445,802	210,283
Restricted cash (including RMB 96,134 and RMB 6,142 from the consolidated trusts as of December 31, 2017 and 2018 respectively)	487,882	567,794	82,582
Security deposit prepaid to third-party guarantee companies	—	795,700	115,730
Funds receivable from third party payment service providers	132,479	142,622	20,744
Accounts receivable and contract assets, net (net of allowance of RMB 21,270 and RMB 82,515 as of December 31, 2017 and 2018, respectively)	327,103	1,791,745	260,599
Financial assets receivable, net (net of allowance of RMB 16,258 and RMB 56,656 as of December 31, 2017 and 2018, respectively)	270,122	1,193,621	173,605
Amounts due from related parties (net of allowance of RMB nil and RMB 18,055 as of December 31, 2017 and 2018, respectively)	105,219	484,286	70,436
Loans receivable, net (including RMB 910,674 and RMB 493,883 from the consolidated trusts as of December 31, 2017 and 2018 respectively)	1,192,307	811,433	118,018
Prepaid expenses and other assets	33,907	109,016	15,855
Total current assets	3,017,566	7,342,019	1,067,852
Non-current assets:
Property and equipment, net	5,994	6,869	999
Intangible assets	262	847	123
Deferred tax assets	75,536	—	—
Total non-current assets	81,792	7,716	1,122
TOTAL ASSETS	3,099,358	7,349,735	1,068,974

LIABILITIES AND EQUITY

LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 2):

Current liabilities:

Payable to investors of the consolidated trusts	536,906	300,341	43,683
Accrued expenses and other current liabilities	96,737	518,955	75,479
Amounts due to related parties	1,283,970	78,767	11,456
Guarantee liabilities	300,942	1,399,174	203,501
Income tax payable	115,325	432,066	62,841
Other tax payable	31,329	164,478	23,922
Total current liabilities:	2,365,209	2,893,781	420,882
Deferred tax liabilities	—	15,758	2,292
Total non-current liabilities:	—	15,758	2,292
TOTAL LIABILITIES	2,365,209	2,909,539	423,174

Commitments and Contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Ordinary shares ($0.00001 par value per share, 5,000,000,000 shares authorized, 287,652,707 shares issued and outstanding as of December 31, 2018)	—	20	3
Parent company’s investment	590,000	—	—
Additional paid-in capital	—	4,866,756	707,840
Retained earnings/ accumulated (deficit)	144,149	(430,263)	(62,579)
Other comprehensive income	—	3,683	536
TOTAL EQUITY	734,149	4,440,196	645,800
TOTAL LIABILITIES AND EQUITY	3,099,358	7,349,735	1,068,974

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Period from July 25, 2016 to December 31,2016	Year ended December 31,2017	Year ended December 31,2018	Year ended December 31,2018
	RMB	RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:
Revenue from loan facilitation services (including revenue from related parties of RMB nil, RMB nil and RMB 263,854 for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively)	1,618	552,313	3,107,633	451,986
Revenue from post-origination services (including revenue from related parties of RMB nil, RMB nil and RMB 41,712 for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively)	40	95,037	757,957	110,240
Financing income	—	50,966	267,844	38,956
Other service fee revenues (including revenue from related parties of RMB nil, RMB 86,311 and RMB 197,048 for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively)	—	89,828	313,584	45,609
Total net revenue	1,658	788,144	4,447,018	646,791
Operating costs and expenses:
Origination and servicing (including costs charged by related parties of RMB nil, RMB 9,877 and RMB 59,027 for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively)	13,178	136,106	728,999	106,029
Sales and marketing (including expenses charged by related parties of RMB 343, RMB 54,955 and RMB 66,345 for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively)	1,605	345,576	1,321,950	192,270
General and administrative (including expenses charged by related parties of RMB 10,580, RMB 17,512 and RMB 32,509 for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively)	15,410	46,004	569,387	82,814
Provision for loans receivable	—	12,406	44,474	6,468
Provision for financial assets receivable(including provision generated from related parties of RMB nil, RMB nil and RMB 5,912 for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively)	—	16,273	53,989	7,852
Provision for accounts receivable and contract assets (including provision charged by related parties of RMB nil, RMB nil and RMB 12,138 for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively)	108	21,180	83,707	12,175
Total operating costs and expenses	30,301	577,545	2,802,506	407,608
(Loss) Income from operations	(28,643)	210,599	1,644,512	239,183
Interest income	3	2,422	10,026	1,458
Foreign exchange losses	—	—	(2,563)	(373)
Other income, net	—	22	7,696	1,119
(Loss) Income before income tax benefit (expense)	(28,640)	213,043	1,659,671	241,387
Income tax benefit (expense)	7,924	(48,178)	(466,360)	(67,829)
Net (loss) income	(20,716)	164,865	1,193,311	173,558
Deemed dividend	—	—	(3,097,733)	(450,547)
Net (loss) income attributable to ordinary shareholders of the Company	(20,716)	164,865	(1,904,422)	(276,989)
Net (loss) income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	(0.10)	0.83	(9.39)	(1.37)
Diluted	(0.10)	0.83	(9.39)	(1.37)
Net (loss) income per ADS attributable to ordinary shareholders of 360 Finance, Inc.
Basic	(0.20)	1.66	(18.78)	(2.74)
Diluted	(0.20)	1.66	(18.78)	(2.74)
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	198,347,168	198,347,168	202,751,277	202,751,277
Diluted	198,347,168	198,347,168	202,751,277	202,751,277

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Period from
	July 25, 2016 to December	Year ended December	Year ended December	Year ended December
	31, 2016	31, 2017	31, 2018	31, 2018
	RMB	RMB	RMB	USD
				(Note 2)
Net (loss) income	(20,716)	164,865	1,193,311	173,558
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	—	3,683	536
Other comprehensive income	—	—	3,683	536
Total comprehensive income	(20,716)	164,865	1,196,994	174,094
Deemed dividend	—	—	(3,097,733)	(450,547)
Comprehensive (loss) income attributable to ordinary shareholders	(20,716)	164,865	(1,900,739)	(276,453)

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

					Accumulated
			Parent	Additional	(deficit)	Other	Total
	Number	Ordinary	Company’s	Paid-in	/Retained	Comprehensive	(deficit)
	of shares	shares	investment	capital	earnings	income	equity
		RMB (1)	RMB	RMB	RMB	RMB	RMB

Balance as of July 25, 2016,	—	—	—	—	—	—	—
Net loss	—	—	—	—	(20,716)	—	(20,716)
Balance as of December 31, 2016	—	—	—	—	(20,716)	—	(20,716)
Parent company’s capital contribution	—	—	590,000	—	—	—	590,000
Net income	—	—	—	—	164,865	—	164,865
Balance as of December 31, 2017	—	—	590,000	—	144,149	—	734,149
Parent company’s capital contribution	—	—	210,000	—	—	—	210,000
Share-based compensation	—	—	—	607,381	—	—	607,381
Reorganization effect	—	—	(800,000)	800,000	—	—	—
Issuance of ordinary shares	198,347,168	14	—	—	(14)	—	—
Deemed dividend to shareholders upon issuance of Series A and A+ preferred share (note 9)	—	—	—	(1,330,024)	(1,767,709)	—	(3,097,733)
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	6,200,000	0	—	297,860	—	—	297,860
Conversion of convertible redeemable preferred shares to ordinary shares upon IPO	83,105,539	6	—	4,491,539	—	—	4,491,545
Other comprehensive income	—	—	—	—	—	3,683	3,683
Net income	—	—	—	—	1,193,311	—	1,193,311
Balance as of December 31, 2018	287,652,707	20	—	4,866,756	(430,263)	3,683	4,440,196

(1)         The amount less than RMB 1 is rounded to zero.

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Period from
	July 25, 2016 to December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net (loss) income	(20,716)	164,865	1,193,311	173,558
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	201	1,306	3,760	547
Share-based compensation	—	—	607,381	88,340
Provision for loan principal, financial assets receivables and other receivables	108	49,859	182,170	26,495
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(7,722)	(124,757)	(10,143)	(1,473)
Accounts receivable and contract assets	(1,624)	(363,040)	(1,536,211)	(223,433)
Financial assets receivable	(5,160)	(264,962)	(971,571)	(141,310)
Prepaid expenses and other assets	(4,693)	(27,477)	(61,811)	(8,990)
Security deposit prepaid to third-party guarantee companies	—	—	(795,700)	(115,730)
Deferred tax assets	(7,924)	(67,612)	75,536	10,986
Amounts due (from) to related parties	(38,469)	(5,976)	(383,164)	(55,728)
Guarantee liabilities	5,768	295,174	1,098,232	159,731
Income tax payable	—	115,325	316,741	46,068
Other tax payable	100	31,229	133,149	19,366
Accrued expenses and other current liabilities	11,645	85,092	417,678	60,749
Deferred tax liabilities	—	—	15,758	2,292
Net cash (used in) provided by operating activities	(68,486)	(110,974)	285,116	41,468
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(2,391)	(7,109)	(8,551)	(1,244)
Investment in loans receivable	—	(2,769,592)	(4,943,341)	(718,979)
Collection of investment in loans receivable	—	1,572,432	5,279,541	767,877
Net cash (used in) provided by investing activities	(2,391)	(1,204,269)	327,649	47,654
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon IPO	—	—	327,236	47,595
Payment of IPO costs	—	—	(25,103)	(3,651)
Capital contributions from shareholder	—	590,000	210,000	30,543
Proceeds from series B convertible redeemable preferred shares	—	—	1,393,812	202,722
Loans from shareholder	77,050	810,500	500,000	72,722
Loans payment to shareholder	—	(147,500)	(1,240,050)	(180,358)
Cash received from investors of the consolidated trusts	—	1,012,499	600,000	87,266
Cash paid to investors of the consolidated trusts (RMB 780,000 was paid to related parties for the year ended December 31, 2018)	—	—	(1,308,465)	(190,308)
Net cash provided by financing activities	77,050	2,265,499	457,430	66,531
Effect of foreign exchange rate changes	—	—	(13,028)	(1,895)
Net increase in cash and cash equivalents	6,173	950,256	1,057,167	153,758
Cash, cash equivalents, and restricted cash, beginning of year	—	6,173	956,429	139,107
Cash, cash equivalents, and restricted cash, end of year	6,173	956,429	2,013,596	292,865
Supplemental disclosures of cash flow information:
Income taxes paid	—	(464)	(58,325)	(7,473)
Issuance of series A and series A+ convertible redeemable preferred shares as deemed dividend	—	—	3,097,733	450,547
Reconciliation to amounts on the combined and consolidated balance sheets:
Cash and cash equivalents	6,173	468,547	1,445,802	210,283
Restricted cash	—	487,882	567,794	82,582
Total cash, cash equivalents, and restricted cash	6,173	956,429	2,013,596	292,865

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.                          ORGANIZATION AND PRINCIPAL ACTIVITIES

360 Finance, Inc. (the “Company”) was incorporated in Cayman Islands with limited liability on April 27, 2018.  The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) (collectively the “Group”) are engaged in providing online consumer finance products to the borrowers funded primarily by institutional funding partners through a digital consumer finance platform.

The Company’s significant subsidiaries and its consolidated VIEs are as follows:

	Date of Incorporation	Place of Incorporation
Subsidiaries
HK Qirui International Technology Company Limited (“HK Qirui”)	June 14, 2018	Hong Kong
Shanghai Qiyue Information & Technology Co., Ltd.(“Qiyue”)	August 7, 2018	PRC
VIEs
Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”)	July 25, 2016	PRC
Fuzhou 360 Online Microcredit Co., Ltd.(“Fuzhou Microcredit”)	March 30, 2017	PRC
Fuzhou 360 Financing Guarantee Co., Ltd. (“Fuzhou Guarantee”)	June 29, 2018	PRC

History of the Group and reorganization under identical common ownership

The Group started its business in 2016 through Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”), a limited liability company in the People’s Republic of China (“PRC”). In March 2017, Fuzhou 360 Online Microcredit Co., Ltd. (“Fuzhou Microcredit”) was founded mainly to obtain the online microcredit lending license to conduct online microcredit lending business.  Qiyu and Fuzhou Microcredit are wholly owned by Beijing Qibutianxia Technology Co., Ltd. (“Qibutianxia”) which is ultimately controlled by Mr. Hongyi Zhou. On April 27, 2018, the Company was incorporated by the same shareholders of Qibutianxia in Cayman Island in connection with a group reorganization (“Reorganization”). In September 2018, the Company undertook a series of transactions to redomicile its business from the PRC to the Cayman Islands as part of the Reorganization, in preparation of its overseas initial public offering. The transactions include 1) establishing intermediary companies of HK Qirui and Qiyue (“WFOE”) for the purpose of establishing a VIE structure of the Group, and 2) issuing ordinary shares and convertible redeemable preferred shares to the shareholders of Qibutianxia in the same proportions as the percentage of equity interest they held in Qibutianxia by the time of Reorganization, and 3) entering into VIE agreements which effectively provided control to the WFOE over the operations of the VIEs.

As the shareholding percentages and rights of each shareholder were the same in Qibutianxia and the Company, the Reorganization was accounted for as a reorganization of entities under common ownership.  As a result, the combined and consolidated financial statements are prepared using historical cost basis as if the corporate structure of the Company had been in existence since the beginning of the periods presented. And the financial information for the period/year prior to the formation of the Company in April 2018 represents the carved out financial statements from Qibutianxia.

The accompanying combined and consolidated financial statements include allocations for various general administrative expenses of Qibutianxia which related to the Group’s business. These expenses consist primarily of payroll of senior management and shared rental expenses. These allocations were made using a proportionate cost allocation method. The payroll expenses were allocated based on the actual time spent on the provision of services attributable to the Group, and the shared rental expenses were allocated based on the actual usage of the building among each business of Qibutianxia. The management believes these allocations are reasonable. Total expenses allocated from Qibutianxia to the Group are RMB10,580, RMB 17,512 and RMB 32,015 for the period from the inception date of July 25, 2016 to December 31, 2016, and the years ended 2017 and 2018, respectively.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.                          ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement

PRC laws and regulations prohibit or restrict foreign control of companies involved in provision of internet content and certain finance business. To comply with these foreign ownership restrictions, the Company operates substantially all of its service through its VIEs in the PRC.

The VIEs hold leases and other assets necessary to provide services and generate all of the Company’s revenues. To provide the Company effective control over the VIEs and the ability to receive substantially all of the economic benefits of the VIEs, a series of contractual arrangements were entered into amongst WFOE, VIEs and their beneficial shareholders.

Agreements that were entered to provide the Company effective control over the VIEs

Powers of Attorney

Pursuant to these powers of attorney, Qibutianxia, the shareholder of Qiyu, authorized the WFOE or any person it designates to act as its attorney-in-fact to exercise all of its rights as a shareholder of Qiyu, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by Qibutianxia in Qiyu. The power of attorney will remain effective for the duration of the existence of Qibutianxia.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into among WFOE, Qiyu and Qibutianxia. Qibutianxia irrevocably grants the WFOE an exclusive option to purchase or designate one or more persons to purchase, all or part of its equity interests in Qiyu, and Qiyu irrevocably grants the WFOE an exclusive option to purchase all or part of its assets, subject to applicable PRC laws. The WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Qibutianxia and Qiyu will undertake that, without the WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on any of Qiyu’s assets (ii) transfer or otherwise dispose of Qiyu’s assets, (iii) change Qiyu’s registered capital, (iv) amend Qiyu’s articles of association, (v) dispose of Qiyu’s assets or beneficial interest or (vi) merge Qiyu with any other entity. Unless WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for in a 10-year cycle unless such renewal was objected by the WFOE in writing. Other parties to this agreement may not terminate this agreement unilaterally.

Agreements that were entered to transfer economic benefits to the Company

Exclusive Consultation and Services Agreement

Pursuant to the exclusive consultation and services agreement between the WFOE and Qiyu, the WFOE has the exclusive right to provide Qiyu with the consulting and technical services required by Qiyu’s business. Qiyu shall pay the WFOE service fee at the amount which is adjusted at the WFOE’s sole discretion. To guarantee Qiyu’s performance of its obligations thereunder, Qibutianxia would pledge its equity interests in Qiyu to the WFOE pursuant to the equity interest pledge agreement. Unless the WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for in a 10-year cycle unless such renewal was objected by the WFOE in writing.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.                          ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement - continued

Loan Agreement

Pursuant to the loan agreement among the WFOE, Qiyu and Qibutianxia, the WFOE is entitled to provide interest-free loans from time to time to Qibutianxia for the purpose of Qiyu’s business operation and development. Each of the loans made under this loan agreement has no fixed term, and unless otherwise agreed, the WFOE shall unilaterally decide when to withdraw the loans, provided that a one month notice is given. The loan agreement shall remain in effect during Qiyu’s term (and any renewable term provided by the PRC law), and shall automatically terminate after the WFOE and/or other entities designated by the WFOE fully exercise all their rights under the exclusive option agreement.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, Qibutianxia shall pledge 100% equity interests in Qiyu to the WFOE to guarantee the performance by Qibutianxia of its obligations under the exclusive option agreement and the powers of attorney, as well as the performance by Qiyu of its obligations under the exclusive option agreement, the powers of attorney and the exclusive consultation and service agreement (collectively, “Master Agreements”). In the event of a breach by Qiyu or Qibutianxia of contractual obligations under the Master Agreements, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qiyu. Qibutianxia will also undertake that, without the prior written consent of the WFOE, it will not dispose of, create or allow any encumbrance on the pledged equity interests.

The Company also has another two sets of VIE contractual arrangements. One is among the WFOE, Fuzhou Microcredit, and Qibutianxia. And another is among the WFOE, Fuzhou Guarantee and a fully owned subsidiary of Qibutianxia. Both sets of the contractual agreements are substantially similar to the set with Qiyu as described above.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with Qiyu, Fuzhou Microcredit, Fuzhou Guarantee and their shareholders, Qibutianxia, are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

•                     revoke the business and operating licenses of the Company’s PRC subsidiaries or consolidated affiliated entities;

•                     restrict the rights to collect revenues from any of the Company’s PRC subsidiaries;

•                     discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries or consolidated affiliated entities;

•                     require the Company’s PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•                     take other regulatory or enforcement action is, including levying fines that could be harmful to the Company’s business; or

•                     impose additional conditions or requirements with which the Company may not be able to comply.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.                          ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement - continued

Risks in relation to VIE structure - continued

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs.

These contractual arrangements allow the Company to effectively control Qiyu, Fuzhou Microcredit and Fuzhou Guarantee, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Qiyu, Fuzhou Microcredit and Fuzhou Guarantee as VIEs. Because the Company is the primary beneficiary, the Company has consolidated the financial results of the VIEs.

The following financial statement amounts and balances of the VIEs were included in the accompanying combined and combined and consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note “Consolidated Trusts”):

	December 31,	December 31,
	2017	2018
	RMB	RMB

ASSETS
Cash and cash equivalents	468,547	1,108,779
Restricted cash	391,748	561,652
Funds receivable from third party payment service providers	132,479	142,622
Accounts receivable and contract assets, net	327,103	1,791,745
Financial assets receivable, net	270,122	1,193,621
Security deposit prepaid to third-party guarantee companies	—	795,700
Amounts due from related parties	105,219	484,286
Loans receivable, net	281,633	317,551
Prepaid expenses and other assets	33,907	105,016
Property and equipment, net	5,994	6,869
Intangible assets	262	847
Deferred tax assets	75,536	—
Total Assets	2,092,550	6,508,688

LIABILITIES
Guarantee liabilities	300,942	1,399,174
Accrued expenses and other current liabilities	96,675	506,735
Income tax payable	115,325	431,998
Other tax payable	31,027	164,181
Amounts due to related parties	800,825	74,733
Deferred tax liabilities	—	15,758
Total liabilities	1,344,794	2,592,579

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.                          ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement - continued

Risks in relation to VIE structure - continued

	Period from July 25 to December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Net revenue	1,658	777,353	4,375,412
Net (loss) income	(20,716)	167,425	1,247,147

	Period from July 25 to December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Net cash (used in) provided by operating activities	(68,486)	(110,884)	303,626
Net cash used in investing activities	(2,391)	(287,994)	(199,576)
Net cash provided by (used in) financing activities	77,050	1,253,000	(543,052)

The consolidated VIEs contributed 100%, 99% and 98% of the Group’s consolidated revenue for the periods from July 25 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the consolidated VIEs accounted for an aggregate of 68% and 89%, respectively, of the consolidated total assets, and 57% and 89%, respectively, of the consolidated total liabilities.

There are no consolidated assets of the VIEs that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 10 for disclosure of restricted net assets.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying combined and consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The accompanying combined and consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and its consolidated VIEs. All inter-company transactions and balances have been eliminated.

Consolidated Trusts

Loans funded by the institutional funding partners in the Group’s loan facilitation business are typically disbursed to the borrowers directly from such partners. However, due to the need of certain institutional funding partners, loans from such funding partners are funded and disbursed indirectly through trusts and asset management plans (collectively the “Trusts”). Since November 2017, several Trusts were formed by third-party trust companies and asset management companies, who administer the Trusts.

The Trusts fund loans facilitated by the Group using the funds received from its beneficiaries to the borrowers facilitated by the Group. The Trusts provide the returns to its beneficiaries through interest payments made by the borrowers.

In November 2017, the Trusts were set up with total assets of RMB 1,012,499 which invested solely in the loans facilitated on the Group’s platform to provide returns to the investors of the Trusts. The borrowers are charged with the interests and the service fees from the Trusts and the Group, respectively. The Group is either entitled to the residual profit in the Trusts or the Group has provided guarantee to the Trusts by agreeing to repurchase any loans that are delinquent for 60 to 90 days from which the Group absorbs the credit risk of the Trusts resulting from borrowers’ delinquencies. The Group determined that the residual profit or the guarantee represents a variable interest in the Trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the Trusts that could potentially be significant to the Trusts. Since the Trusts only invest in the loans facilitated by the Group and the Group continues to service the loans through a service agreement post origination and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the Trusts that most significantly impact the economic performance of the Trusts. As a result, the Group is considered the primary beneficiary of the Trusts and consolidated the Trusts’ assets, liabilities, results of operations and cash flows.

As of December 31, 2018, the loans held by the Trusts are all personal loans made to the individual borrowers with an original term up to 12 months. The interest rates of these loans ranged between 9% to 36%. The loans receivable balance associated with the Trusts represents the outstanding loans made to the borrowers from the Trusts. As of December 31, 2017 and 2018, the balance of delinquent loans repurchased by the Group from the consolidated trusts are nil and RMB 20,579, respectively. In 2018, the Group also repurchased the balance of RMB 114,238 performing loans upon liquidation of certain consolidated trusts per the contracts agreed with the counterparty.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidated Trusts - continued

For the period from the inception date of July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, the provision for loan losses of RMB nil, RMB 5,647 and RMB 33,141 were charged to the combined and consolidated statements of comprehensive income, respectively. There were RMB nil, RMB nil and RMB 19,777 of loans written off for the period from the inception date of July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively.

Interest on loans receivable is accrued and credited to income as earned. The Group determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when the loans are 90 days past due.

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying combined and condensed combined and consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2017	2018
	RMB	RMB
ASSETS
Restricted cash	96,134	6,142
Loans receivable, net	910,674	493,883
Prepaid expenses and other assets	—	4,000
Total Assets	1,006,808	504,025

	December 31,	December 31,
	2017	2018
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts	536,906	300,341
Amounts due to related parties	483,145	4,034
Accrued expenses and other current liabilities	62	385
Other tax payable	306	268
Total liabilities	1,020,419	305,028

	Period from July 25 to December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Net revenue	—	10,791	70,621
Net loss	—	(2,560)	(32,708)

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidated Trusts - continued

	Period from July 25 to December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Net cash used in operating activities	—	(90)	(8,749)
Net cash (used in) provided by investing activities	—	(916,275)	527,223
Net cash provided by (used in) financing activities	—	1,012,499	(708,466)

The consolidated trusts contributed 0%, 1% and 2% of the Group’s consolidated revenue for the period from July 25 to December 31, 2016, and the years ended 2017 and 2018, respectively. As of December 31, 2017 and December 31, 2018, the consolidated trusts accounted for an aggregate of 32% and 7%, respectively, of the consolidated total assets, and 43% and 10% respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

The Group believes that the assets of the consolidated trusts could only be used to settle the obligations of the consolidated trusts.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, financial assets receivable and guarantee liabilities, allowance for loans receivable, allowance for uncollectible accounts receivable and contract assets, and valuation allowance for deferred tax assets.

Revenue recognition

Loan Facilitation Services and Post Origination Services

Before adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)

Through its app and channel partners, the Group provides services through its facilitation of loan transactions between the borrowers and the institutional funding partners. The loans facilitated are with terms of 1~12 months and with principal of up to RMB200. The Group’s services mainly consist of:

1) Performing credit assessment on the borrowers on its mobile platform based on its credit analysis and matching the institutional funding partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as “loan facilitation services” and;

2) Providing repayment processing services for the institutional funding partners over the loan term, referred to as “Post Origination Services”

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Loan Facilitation Services and Post Origination Services - continued

Based on the agreements entered into between the Group’s institutional funding partners and borrowers, the Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the funding partner and the borrowers.

The service fees are collected from the borrowers on a monthly basis through the loan period. Borrowers have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees.

In most cases, for the loans facilitated, the Group also provides a guarantee service to its institutional funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities).

Multiple element revenue recognition

The Group considers the loan facilitation services and post-origination services as a multiple deliverable revenue arrangement under ASC 605. Although the Group does not sell these services separately, the Group determined that all the deliverables have standalone value. Guarantee services are accounted for in accordance with ASC Topic 460, Guarantees. The service fees are allocated consistent with the guidance in ASC 605-25. When the monthly service fee is collected, the Group first allocates the fees collected to the guarantee liabilities in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation (refer to accounting policies of “Guarantee liabilities” and “Financial assets receivable”). Then the remaining fees collected are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices.

The Group does not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services separately. Although other vendors may sell these services separately, third party evidence (“TPE”) of selling price of the loan facilitation services and post-origination services does not exist as public information is not available regarding what the Group’s competitors may charge for those services. As a result, the Group generally uses its best estimate of selling prices (“BESP”) of loan facilitation services and post-origination services as the basis of revenue allocation. In estimating its selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, market demand, effect of competitors on the Group’s services, and other market factors.

Consistent with the criteria of ASC 605 “Revenue Recognition”, the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Although loan facilitation service is provided at loan inception and post-origination service is provided during the term of the loan, the service fees are contingent upon actual repayment from the borrowers and thus, the revenue related to the service fees is also contingent and will not become determinable until the contingency (i.e., the borrower’s repayments) is resolved. Accordingly revenue is recognized upon collection of service fees.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Multiple element revenue recognition — continued

Revenues on loan facilitation services are recognized when the loan facilitation services have been completed (i.e., when the matching of institutional funding partners to borrowers is completed, as evidenced by the execution of loan agreement between them and the transfer of loan principal to the borrower) and the service fees allocated to the facilitation service have been received. The service fees collected from monthly installments allocated to post-origination services are recognized upon collection.

After adoption of ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606)” with full retrospective method

The Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2018 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

•      Step 1: Identify the contract (s) with a customer

•      Step 2: Identify the performance obligations in the contract

•      Step 3: Determine the transaction price

•      Step 4: Allocate the transaction price to the performance obligations in the contract

•      Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group determines that both the institutional funding partners and the borrowers are its customers because they both receive services provided by the Group pursuant to the contractual terms among the Group, the borrowers and the institutional funding partners. For each loan facilitated on the platform, the Group considers the loan facilitation service, post origination service and guarantee service as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Group is released from the underlying risk (see accounting policy for Guarantee Liabilities).While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the total transaction price to be the service fees chargeable from the borrowers or the institutional funding partners. The Group’s transaction price includes variable consideration in the form of prepayment risk of the borrowers. The Group reflects, in the transaction price the borrower’s prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

After adoption of ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606)” with full retrospective method - continued

The Group first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in ASC 606. The Group does not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the institutional funding partners.

Revenue recognition for the following items remains the same before and after the adoption of Topic 606:

Incentives

The Group provides incentives to the borrowers by providing coupons which can only be used as a reduction of repayment and ultimately reduced the service fees received by the Group. Because the borrower does not enter into any enforceable commitment by picking up the coupons, no contract arises from the coupons. Therefore the Group records the incentives as a deduction to revenue upon redemption.

Financing income

The Group provides loans through the Consolidated Trusts and Fuzhou Microcredit. The interest rate charged to the borrowers are fixed. The Group recognized revenue under “financing income” the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Revenue recognition for the following items remains the same before and after the adoption of Topic 606 - continued

Other service fee revenues

Other service fee revenues mainly pertain to the referral service income. The Group provides the referral services to a lending navigation platform operated by a related party, by referring to them the borrowers who have not passed the Group’s credit assessment. Specifically, the Group receives a fixed rate of referral fee from the platform once the borrowers are accepted by the other funding providers on that platform. The revenue is recognized once the referral is completed as confirmed by that platform and recorded as ‘‘other service fee revenues’’. For the period from inception date of July 25, 2016 to December 31, 2016, the years ended December 31, 2017 and 2018, RMB nil , RMB 84,397 and RMB 211,087 other service fee revenues were generated from the referral service, respectively.

Other service fee revenues also include revenue from guarantee liabilities, which were released upon expiry of the underlying loans and late fees from borrowers.

The following table presents the disaggregation of revenue for the period from July 25, 2016 to December 31, 2016, the years ended December 31, 2017 and 2018:

	Period from July 25, 2016 to December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2018
	RMB	RMB	RMB	USD

Revenue from loan facilitation services	1,618	552,313	3,107,633	451,986
Revenue from post-origination services	40	95,037	757,957	110,240
Financing income	—	50,966	267,844	38,956
Other service fee revenues	—	89,828	313,584	45,609
Total net revenue	1,658	788,144	4,447,018	646,791

Accounts receivable and Contract Assets, net

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded for the monthly service fees allocated to loan facilitation service that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation service.  For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310. The Group established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net accumulated loss rates used in determining the fair value of guarantee liabilities. The Group evaluates and adjusts its allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Accounts receivable and Contract Assets, net - continued

Uncollectible accounts receivable and contract assets are written off when the consideration entitled to be received by the Group is due and a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. Contract assets and accounts receivable are identified as uncollectible when the underlying loan is determined to be not probable that the balance can be collected. The Group will write off contract assets and accounts receivable and the corresponding provisions if the underlying loan is deemed uncollectible.

The Group’s accounts receivable as of December 31, 2017 and 2018 are as follows:

As of December 31, 2017	Accounts receivable	Allowance for uncollectible Accounts receivable	Accounts receivable, net

Accounts receivable from loan facilitation service	339,122	(17,528)	321,594
Accounts receivable from post facilitation service	—	—	—
Total	339,122	(17,528)	321,594

As of December 31, 2018	Accounts receivable	Allowance for uncollectible Accounts receivable	Accounts receivable, net

Accounts receivable from loan facilitation service	1,849,796	(77,152)	1,772,644
Accounts receivable from post facilitation service	13,546	(4,184)	9,362
Total	1,863,342	(81,336)	1,782,006

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition — continued

Accounts receivable and Contract Assets, net - continued

No provision or write off of allowance for uncollectible accounts receivables was recorded during the period from July 25 to December 31, 2016, the movement of allowance for uncollectible accounts receivables for the years ended December 31, 2017 and 2018 are as follows:

	Opening balance as of January 1, 2017	Current year net provision	Write off in the current year	Ending balance as of December 31, 2017

Accounts receivable from loan facilitation service	—	17,528	—	17,528
Accounts receivable from post facilitation service	—	—	—	—
Total	—	17,528	—	17,528

	Opening balance as of January 1, 2018	Current year net provision	Write off in the current year	Ending balance as of December 31, 2018

Accounts receivable from loan facilitation service	17,528	64,895	(5,271)	77,152
Accounts receivable from post facilitation service	—	4,702	(518)	4,184
Total	17,528	69,597	(5,789)	81,336

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition — continued

Accounts receivable and Contract Assets, net - continued

The Group’s contract assets as of December 31, 2017 and 2018 are as follows:

As of December 31, 2017	Contract assets	Allowance for uncollectible Contract assets	Contract assets, net

Contract assets from loan facilitation service	5,563	(1,163)	4,400
Contract assets from post facilitation service	3,688	(2,579)	1,109
Total	9,251	(3,742)	5,509

As of December 31, 2018	Contract assets	Allowance for uncollectible Contract assets	Contract assets, net

Contract assets from loan facilitation service	7,634	(758)	6,876
Contract assets from post facilitation service	3,284	(421)	2,863
Total	10,918	(1,179)	9,739

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition — continued

Accounts receivable and Contract Assets, net - continued

The movement of allowance for uncollectible contract assets for the period from July 25 to December 31, 2016, the years ended December 31, 2017 and 2018 are as follows:

	Opening balance as of July 25, 2016	Current year net provision	Write off in the current year	Ending balance as of December 31, 2016

Contract assets from loan facilitation service	—	106	—	106
Contract assets from post facilitation service	—	2	—	2
Total	—	108	—	108

	Opening balance as of January 1, 2017	Current year net provision	Write off in the current year	Ending balance as of December 31, 2017

Contract assets from loan facilitation service	106	1,075	(18)	1,163
Contract assets from post facilitation service	2	2,577	—	2,579
Total	108	3,652	(18)	3,742

	Opening balance as of January 1, 2018	Current year net provision	Write off in the current year	Ending balance as of December 31, 2018

Contract assets from loan facilitation service	1,163	1,053	(1,458)	758
Contract assets from post facilitation service	2,579	918	(3,076)	421
Total	3,742	1,971	(4,534)	1,179

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition — continued

Accounts receivable and Contract Assets, net — continued

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2017 and 2018 are RMB 160,379 and RMB 774,452, respectively, all of which pertain to post-origination service. As the payment terms of the loans facilitated by the Group are all within one year, any unsatisfied performance obligation as of year end will be satisfied in the next year.

The Group used practical expedient in applying full retrospective method on completed contracts in transiting to ASC 606. For completed contracts that have variable consideration, the Group used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

The Group determines that acquisition cost paid for funding partners based on the amount of investment represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Revenue recognized for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate was immaterial.

The Group is subject to Value-added Tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB 136, RMB 61,744 and RMB 379,762, respectively, for the period from July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018.

Cash and cash equivalents

Cash and cash equivalents mainly consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents:

(i)        Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2017 and 2018, the amount of restricted cash related to deposit to the funding banks is RMB 391,748 and RMB 561,652, respectively.

(ii)       Cash held by the trusts and assets management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement. The trusts have a maximum operating period of two years. The cash in the trusts is not available to fund the general liquidity needs of the Group.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Funds receivable from third party payment service providers

The Group opened accounts with third party online payment service providers to collect and transfer the loan funds and interest to funding partners or borrowers. The Group also uses such accounts to collect the transaction fee and service fee, and repay and collect the default loan principal and interest. The balance of funds receivable from third party payment service providers mainly includes

(a)                     Funds provided by Fuzhou Microcredit but not yet transferred to the borrowers by third party payment service providers due to the settlement time lag;

(b)                     Repayment of loan principal and interest amounts received from the borrowers but not yet transferred to the investors by third party payment service providers due to the settlement time lag and

(c)                      Accumulated amounts of transaction fee, service fee received, payment and collection of default loan and interest at the balance sheet date.

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, security deposits, accounts receivable and contract assets, financial assets receivable, funds receivable from third party payment service providers, loans receivable, payable to investors of the consolidated trusts, and amounts due from/to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring or non-recurring basis during the periods presented.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Loans receivable

Loans receivable represents loans facilitated through the consolidated trusts and Fuzhou Microcredit. Loans receivable are recorded as receivable, reduced by a valuation allowance estimated as of the balance sheet date.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

The Group charges off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

Property and equipment, net

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or expected useful lives
Electronic equipment	5 years
Furniture and office equipment	5 years

Gains and losses from the disposal of furniture and equipment are recognized in the combined and consolidated statements of operations.

Guarantee liabilities

For the loans facilitated through the loan facilitation business, the Group provides a guarantee service to its funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled. For accounting purposes, at loan inception, the Group recognizes a stand-ready liability representing the fair value of guarantee liability in accordance with ASC Topic 460.

From February 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, the Group began to involve third-party guarantee companies to provide guarantee for new loans facilitated for certain funding partners. These licensed guarantee companies initially reimburses the loan principal and interest to the institutional funding partners upon borrower’s default. Although the Group does not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, the Group provides back to back guarantee to the licensed guarantee companies. As agreed in the back to back guarantee contract, the Group would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Given that the Group effectively takes on all of the credit risk of the borrowers, the Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460. For a small portion of loans newly facilitated during the year of 2018, the Group does not provide guarantees and does not record any guarantee liabilities associated with those loans.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Guarantee liabilities — continued

At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand ready liability upon expiration of the underlying loan, the Group records a corresponding amount as “Other revenue” in the combined and consolidated statement of comprehensive income. For the years ended December 31, 2017 and 2018, revenues recognized related to releasing of guarantee liabilities are immaterial. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the combined and consolidated statement of comprehensive income. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

The movement of guarantee liabilities during 2017 and 2018 is as follows:

RMB

As of January 1, 2017	5,768
Provision at the inception of new loans	452,182
Net payout (1)	(156,677)
Release on expiration	(331)
As of December 31, 2017	300,942

As of January 1, 2018	300,942
Provision at the inception of new loans	2,059,392
Net payout (1)	(935,991)
Release on expiration	(25,169)
As of December 31, 2018	1,399,174

(1)         Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

As of December 31, 2017 and 2018, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB 10,844,693 and RMB 40,770,719 respectively. The approximate term of guarantee compensation service ranged from 1 month to 12 months, as of both December 31, 2017 and 2018. As of December 31, 2017 and 2018, the contractual amounts of the outstanding loans not subject to guarantee by the Group were estimated to be RMB 160,183 and RMB 960,839.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial assets receivable

Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction.

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the combined and consolidated income statement.  Impairment losses of RMB nil, RMB 16,273 and RMB 48,072 were recorded in the combined and consolidated statements of operations during the period from July 25, 2016 to December 31, 2016 and the years ended December 31, 2017 and 2018.

The Group’s financial assets receivable as of December 31, 2017 and 2018 are as follows:

	December 31,	December 31,
	2017	2018
	RMB	RMB

Financial assets receivable	286,380	1,250,277
Allowance for uncollectible receivables	(16,258)	(56,656)
Financial assets receivable, net	270,122	1,193,621

The movement of financial assets receivable for the period from July 25, 2016 to December 31, 2016 and the years ended December 31, 2017 and 2018 is as follows:

	Period from July 25, 2016 to December 31, 2016	Year ended, December 31, 2017	Year ended, December 31, 2018
	RMB	RMB	RMB

Balance at beginning of year	—	5,160	286,380
Addition in the current year	5,768	452,182	1,881,072
Collection in the current year	(608)	(170,947)	(909,501)
Write-off	—	(15)	(7,674)
Balance at end of year	5,160	286,380	1,250,277

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial assets receivable - continued

The movement of allowance for uncollectible receivables for the period from July 25, 2016 to December 31, 2016 and the years ended December 31, 2017 and 2018 is as follows:

	Period from July 25, 2016 to December 31, 2016	Year ended, December 31, 2017	Year ended, December 31, 2018
	RMB	RMB	RMB

Balance at beginning of year	—	—	16,258
Current year net provision	—	16,273	48,072
Write-off	—	(15)	(7,674)
Balance at end of year	—	16,258	56,656

Origination and servicing expense

Origination and servicing expense represents cost of services which consists primarily of variable expenses and vendor costs, and costs related to risk management, credit assessment, borrower and system support, payment processing services and third-party collection agencies with facilitating and servicing loans.

Origination expense includes expense related to the Group’s borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB nil, RMB 2.5 million and RMB 12.5 million of cash reward for the period from the inception date of July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the period from July 25 to December 31, 2016, and the years ended December 31, 2017 and 2018, the advertising expenses were RMB 1,031, RMB 341,768 and RMB 1,254,315, respectively.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received. The government grants received by the Group is RMB nil, RMB 26 and RMB 7,695 for the period from the July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively.

Income taxes

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes-continued

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its combined and consolidated balance sheet and under other expenses in its combined and consolidated statement of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017 and 2018.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet.

Certain risks and concentrations

As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC, which management considers to be of high credit quality.

Three major funding institutions of the Group funded loans which individually generated greater than 10% of total revenues for the years ended December 31, 2017 and 2018.

Share-based compensation

Share-based payment transactions with employees, such as stock options, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the unaudited condensed combined and consolidated statements of operations over the period during which the employee is required to perform service in exchange for the award.

The Group has adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which among other items, provides an accounting policy election to account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. The Group has elected to account for forfeitures as they occur and applied it retrospectively.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The Group’s operations are conducted through the companies located in the PRC where the local currency is the functional currency.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other income.

The combined and consolidated financial statements of the Group are translated from the functional currency into reporting currency. Assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated at the appropriate historical rates. Revenues, expenses, gains and losses are translated using the periodic average exchange rates. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the combined balance sheets, and the related combined statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 28, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 28, 2018, or at any other rate.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB 1,999, RMB 13,862 and RMB 36,365 for the period from the inception date of July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively.

(Loss) Income per share

Basic (loss) income per ordinary share is computed by dividing net loss attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period assuming the ordinary shares were issued and outstanding from the earliest period presented.

The Company’s convertible redeemable preferred shares are participating securities as the convertible redeemable preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method of computing earnings per share. For year ended December 31, 2018, two-class method was not applicable as the Group had a net loss attributable to ordinary shareholders due to the deemed dividend recognized (refer to note 9) while the convertible redeemable preferred shares do not have contractual obligations to share in the losses of the Group.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(Loss) Income per share - continued

Diluted (loss) income per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable preferred shares and share options, which could potentially dilute basic earnings per share in the future. Diluted (loss) income per share is computed using the two-class method or the as-if converted method, whichever is more dilutive.

Segment reporting

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the combined and consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight line rent expense to be recorded over the lease term.

Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (‘‘the JOBS Act’’), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently Adopted Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

Recently Adopted Accounting Guidance - continued

The Group elected to adopt the standard in 2018, using the full retrospective method, and restated the accompanying financial statements for all prior periods since July 25, 2016 to reflect the adoption. The Group has not made any change to the underlying contract terms with the borrower and the financial institutions in conjunction with its adoption of ASC 606. The cumulative adjustment primarily arises from the timing of revenue recognition for service fees collected in monthly installments related to loan products being recognized earlier under the standard. Under Topic 605, the transaction fees collected in monthly installments are considered contingent upon the borrowers’ payment and post-origination services which are delivered each month, and therefore are not recognizable as revenue until the contingency is resolved (i.e., upon receipt of the monthly installment and delivery of monthly post-origination services). Upon adoption of the ASU, facilitation revenue is recognized upon the successful facilitation of the loans provided on the platform using the total consideration estimated to be received and allocated to the different performance obligations based upon their relative fair value.

Impacts to Previously Reported Results

Adoption of the standards related to revenue recognition impacted previously reported results as follows:

Period from July 25, 2016 to December 31, 2016

	As previously reported	New revenue standard adjustment	As restated
	RMB	RMB	RMB

Statement of comprehensive income
Revenue from loan facilitation services	42	1,576	1,618
Revenue from post-origination services	18	22	40
Net revenue	60	1,598	1,658
Provision for accounts receivable and contract assets	—	(108)	(108)
Income tax benefit (expense)	8,297	(373)	7,924
Net income (loss)	(21,833)	1,117	(20,716)
Comprehensive income (loss)	(21,833)	1,117	(20,716)
Net income (loss) per share-Basic	(0.11)	0.01	(0.10)
Net income (loss) per share-Diluted	(0.11)	0.01	(0.10)

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

Impacts to Previously Reported Results — continued

Year ended December 31, 2017

	As previously reported	New revenue standard adjustment	As restated
	RMB	RMB	RMB
Statement of comprehensive income
Revenue from loan facilitation services	117,780	434,533	552,313
Revenue from post-origination services	50,478	44,559	95,037
Net revenue	309,052	479,092	788,144
Provision for financial assets receivable	—	(16,273)	(16,273)
Provision for accounts receivable and contract assets	—	(21,180)	(21,180)
Income tax benefit (expense)	62,232	(110,410)	(48,178)
Net (loss) income	(166,365)	331,230	164,865
Comprehensive (loss) income	(166,365)	331,230	164,865
Net income (loss) per share-Basic	(0.84)	1.67	0.83
Net income (loss) per share-Diluted	(0.84)	1.67	0.83

As of December 31, 2017

	As previously reported	New revenue standard adjustment	As restated
	RMB	RMB	RMB
Balance sheets
Accounts receivable and contract assets, net	—	327,103	327,103
Financial assets receivable, net	140,356	129,766	270,122
Deferred tax assets	186,319	(110,783)	75,536
Other tax payable	17,590	13,739	31,329
Accumulated (deficit)/Retained earnings	(188,198)	332,347	144,149

Adoption of the standard had no impact to cash flows from or used in operating, financing, or investing activities on the combined and consolidated cash flow statements

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

Recent Accounting Guidance Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including final periods within those fiscal years. For all other entities, guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. ASU No. 2018-10 affects narrow aspects of the guidance issued in the amendments in Update 2016-02 and ASU No. 2018-11 allows for an additional optional transition method where comparative periods presented in the financial statements in the period of adoption will not be restated and instead, companies will recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group will adopt the new lease requirement on January 1, 2020 utilizing this additional optional transition method. The Group is in the process of evaluating the impact of adoption of this guidance on its combined and consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including final periods within those fiscal years. For all other public business entities, the guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In November 2018, the FASB issued ASC No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which mitigate transition complexity by requiring that for nonpublic business entities the amendments in Update 2016-13 are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, and clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The Group is in the process of evaluating the impact of adoption of this guidance on its combined and consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Payments. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including final periods within those fiscal years. For all other entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Group does not expect the adoption of this guidance will have a significant impact on its combined and consolidated financial statements.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

Recent Accounting Guidance Not Yet Adopted  - continued

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements by removing, modifying, or adding certain disclosures. The ASU eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and valuation processes for Level 3 fair value measurements. The ASU adds new disclosure requirements for Level 3 measurements. The new guidance is effective January 1, 2020 and permits early adoption of either the entire standard or only the provisions that eliminate or modify the requirements. The Group is evaluating the impact this ASU will have on its disclosures.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.                          LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	December 31,
	2017	2018
	RMB	RMB

Loans receivable	1,204,713	837,328
Less allowance for loan losses	(12,406)	(25,895)
Loans receivable, net	1,192,307	811,433

The following table presents the aging of loans as of December 31, 2017 and 2018:

	0-30 days past due	31-60 days past due	61-90 days past due	over 90 days past due	Total amount past due	Current	Total loans
December 31, 2017 (RMB)	9,739	1,765	1,171	981	13,656	1,191,057	1,204,713
December 31, 2018 (RMB)	6,584	3,101	3,670	14,888	28,243	809,085	837,328

Loans receivable of RMB 14,888 as of December 31, 2018 were in non-accrual status. The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 90 days. Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the period from the inception date to December 31, 2016 and the years ended December 31, 2017 and 2018, the Group has charged off loans receivable of RMB nil, RMB nil and RMB 31 million, respectively.

Movement of allowance for loan losses is as follows:

	Period from July 25	Year ended,	Year ended,
	to December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB

Balance at beginning of year	—	—	12,406
Provision for loan losses	—	12,406	44,474
Write-off	—	—	(30,985)
Balance at end of year	—	12,406	25,895

The following table presents nonaccrual loan principal as of December 31, 2017 and 2018:

	December 31,	December 31,
	2017	2018
	RMB	RMB

Nonaccrual loan principal	981	14,888
Less allowance for loan losses	(958)	(14,726)
Nonaccrual loans, net	23	162

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.                          PROPERTY AND EQUIPMENT, NET

	December 31, 2017	December 31, 2018
	RMB	RMB
Electronic equipment	2,888	5,320
Furniture and office equipment	1,587	4,391
Leasehold improvements	2,988	2,033
Total property and equipment	7,463	11,744
Accumulated depreciation	(1,469)	(4,875)
Property and equipment, net	5,994	6,869

Depreciation expense on property and equipment for the period from July 25 to December 31, 2016, and the years ended December 31, 2017 and 2018 were RMB 192, RMB 1,277 and RMB 3,406, respectively.

5.                          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2017	December 31, 2018
	RMB	RMB
User traffic direction fees	28,070	276,024
Payable for third-party service fee	9,439	88,498
Payable to institutional funding partners (i)	42,654	67,434
Accrued payroll and welfare	14,681	54,552
Others	1,893	32,447
Total	96,737	518,955

(i)             Payable to institutional funding partners mainly include amounts collected from the borrowers but have not been transferred to the institutional funding partners due to holiday breaks.

6.                          RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the period from July 25 to December 31, 2016, and the years ended December 31, 2017 and 2018:

Name of related parties	Relationship with the group

Beijing Qifutong Technology Co., Ltd. (“Qifutong”)	An affiliate of Qihoo 360, ultimately controlled by Mr. Zhou, the Chairman of the Group
Beijing Qibutianxia Technology Co., Ltd. (“Qibutianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Ningbo Siyinjia Investment management co. Ltd. (“Ningbo Siyinjia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	An affiliate of Qihoo 360, ultimately controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Inc. (“Jinshang”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Youdaojingwei Assets Management Co.Ltd. (“Youdaojingwei”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Others	Entities controlled by Mr. Zhou, the Chairman of the Group

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

6.                          RELATED PARTY BALANCES AND TRANSACTIONS - continued

The Group entered into the following transactions with its related parties:

For the period from July 25 to December 31, 2016, and the years ended December 31, 2017 and 2018, services provided by the related parties were RMB 10,923, RMB 82,344 and RMB 157,881 respectively.

	Period from July 25 to December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Referral service fee charged by Qifutong	—	43,214	43,688
Interests charged by Youdaojingwei for funds provided	—	9,877	40,497
Corporate expenses allocated from Qibutianxia	10,580	17,512	32,015
Referral service fee charged by Qihu	343	10,814	13,158
Others	—	927	28,523
Total	10,923	82,344	157,881

Qifutong and Qihu are the subsidiaries of Qihoo 360 which are ultimately controlled by Mr. Zhou. They refer borrowers to the Group and charge referral service fees accordingly.

For the period from July 25 to December 31, 2016, and the years ended December 31, 2017 and 2018, services provided to the related parties were RMB nil, RMB 86,311 and RMB 502,614 respectively.

	Period from July 25 to December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Referral service fee charged to Qicaitianxia	—	84,303	196,013
Loan facilitation services fee charged from Jinshang	—	—	134,884
Loan facilitation services fee charged from Beijing Zixuan	—	—	128,970
Post-origination services fee charged from Jinshang	—	—	33,153
Post-origination services fee charged from Beijing Zixuan	—	—	8,559
Others	—	2,008	1,035
Total	—	86,311	502,614

Beijing Zixuan is the subsidiary of Qibutianxia which is ultimately controlled by Mr. Zhou. Beijing Zixuan runs a P2P platform, referring individual investors as the funding partners to the Group’s platform. Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. Historically, the Group directly collected service fees from the borrowers. Started from 2018, the Group contractually changed its payment flow model by collecting service fees from Beijing Zixuan/Jinshang instead of from borrowers. The amounts from Beijing Zixuan and Jinshang represent the loan facilitation service and post-origination service fees charged from them.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

6.                          RELATED PARTY BALANCES AND TRANSACTIONS - continued

As of December 31, 2017 and 2018, amounts due from related parties were RMB 105,219 and RMB 484,286, respectively, and details are as follows:

	December 31,	December 31,
	2017	2018
	RMB	RMB

Jinshang(1)	14,932	215,937
Beijing Zixuan(2)	—	187,964
Qicaitianxia	89,361	78,441
Qifutong	400	1,550
Others	526	394
Total	105,219	484,286

(1)         The balance as of December 31, 2017 represents deposit to Jinshang to secure the timely repayment of loans facilitated by the Group that Jinshang invested in. The balance as of December 31, 2018 represents service fees due from Jinshang is RMB 113,867, net of allowance of RMB 12,167.

(2)         The balance represents service fees due from Beijing Zixuan is RMB 187,964 as of December 31, 2018 which is net of allowance of RMB 5,888.

As of December 31, 2017 and 2018, amounts due to related parties were RMB 1,283,970 and RMB 78,767 respectively, and details are as follows:

	December 31,	December 31,
	2017	2018
	RMB	RMB

Qibutianxia(1)	769,321	51,682
Qihu	2,247	14,434
Qifutong	11,641	4,920
Youdaojingwei(2)	483,145	4,034
Qicaitianxia	—	2,413
Ningbo Siyinjia	300	300
Beijing Zixuan(3)	16,572	90
Others	744	894
Total	1,283,970	78,767

(1)                     The amount due to Qibutianxia as of December 31, 2017 mainly includes interest free loans of RMB740,050 to the Group and the loan was repaid in 2018. The amount due to Qibutianxia as of December 31, 2018 is related to payroll expense advanced by Qibutianxia.

(2)                     Youdaojingwei provided funds to the Group through the consolidated trusts.

(3)                     Beijing Zixuan, which runs a P2P platform, refers individual investors as the funding partners to our platform, and processes the cash collection on behalf of the individual investors. Payable to Beijing Zixuan as of December 31, 2017 represents amounts collected from the borrowers but have not been transferred to Beijing Zixuan.

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. As of December 31, 2018, RMB 13,981,761 loans were under such arrangement.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

7.                          INCOME TAXES

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. In November 2018, Qiyu received its “high and new technology enterprises” status and was entitled to a reduced EIT rate of 15% from 2018 to 2020.

The current and deferred portion of income tax expenses included in the combined and consolidated statements of operations, which were all attributable to the Group’s PRC entities are as follows:

	Period from July 25 to December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	RMB	RMB	RMB
Current tax	—	115,790	375,066
Deferred tax	(7,924)	(67,612)	91,294
Total	(7,924)	48,178	466,360

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Period from July 25 to December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	RMB	RMB	RMB
(Loss) Income before income tax benefit (expense)	(28,640)	213,043	1,659,671
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(7,160)	53,261	414,918
Effect of different tax rate of subsidiary operation in other jurisdiction	—	—	5,424
Non-deductible expenses	3	23	151,987
Effect of preferential tax rates	—	—	(84,120)
Research and development super-deduction	(767)	(5,106)	(21,849)
Income tax (benefit) expense	(7,924)	48,178	466,360

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

7.                         INCOME TAXES - continued

The effect of the preferential tax rates on the income per share is as follows:

	Years Ended December 31, (Amounts in Thousands Except Per Share Data)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Tax saving amount due to preferential tax rates	—	—	84,120	12,235
Income per share effect-basic and diluted	—	—	0.41	0.06

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2017	December 31, 2018
	RMB	RMB
Deferred tax assets
Guarantee liabilities	114,405	386,781
Advertising expenses	61,201	148,613
Provision for accounts receivable and contract assets	9,390	34,695
Provision for loan losses	3,102	14,220
Accrued expenses	7,923	13,990
Net operating loss carry forwards	—	5,056
Total deferred tax assets	196,021	603,355
Deferred tax liabilities
Uncollected revenues	(120,485)	(619,113)
Total deferred tax liabilities	(120,485)	(619,113)
Net deferred tax assets (liabilities)	75,536	(15,758)

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

7.                         INCOME TAXES - continued

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2017 and 2018, no allowance has been recorded for the deferred tax assets.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was RMB 144,149 and 1,954,077 as of December 31, 2017 and 2018 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2017 and 2018.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

8.                          SHARE-BASED COMPENSATION

Share incentive plan

Stock options

In May 2018, the shareholders and board of directors of the Company adopted the Share Incentive Plan for the granting of share options to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service. The share options expire 10 years from the date of grant.

On May 20 and November 20, 2018, the Company granted 24,627,493 and 690,023 stock options, respectively, with an exercises price of US$0.00001 per share to certain employees, directors and officers. The stock options shall vest over a period from immediate to 4 years. The grant date fair value per option was RMB 48.64 and RMB 60.77, respectively.

The Company used the binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from an independent valuation firm. The fair value of options approximates the fair value of underlying ordinary shares as the exercise price is nominal.

The fair value per option was estimated at the date of grant using the following assumptions:

Year ended, December 31, 2018
RMB

Average risk-free rate of interest	3.18%
Estimated volatility rate	51.32%-53.49%
Dividend yield	0.00%
Time to maturity	10 years
Exercise price	USD 0.00001

The risk-free rate of interest is based on the yield of US Treasury Strip Bond as of the valuation date. The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The fair value of ordinary share underlying the options has been determined by considering a number of objective and subjective factors such as operating and financial performance, round of financing investment, discount for lack of marketability and general and industry specific economic outlook, amongst other factors.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

8.                          SHARE-BASED COMPENSATION - continued

A summary of option activity during period from January 1, 2018 to December 31, 2018 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		USD	Years	RMB
Options outstanding at January 1, 2018	—	—	—	—
Options granted in 2018	25,317,516	0.00001	8.50	1,349,930
Options forfeited in 2018	(72,939)	0.00001	8.50	—
Options outstanding at December 31, 2018	25,244,577	0.00001	7.89	1,346,041
Options exercisable at December 31, 2018	9,040,933	0.00001	7.89	482,063
Options vested or expected to be vested at December 31, 2018	25,244,577	0.00001	7.89	1,346,041

The weighted-average grant-date fair value per option granted for the year ended December 31, 2018 was RMB 48.97.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

Year ended December 31, 2018
RMB

Origination and servicing expenses	150,177
Sales and marketing expenses	15,700
General and administrative expenses	441,504
Total	607,381

As of December 31, 2018, unrecognized compensation cost related to unvested awards granted to employees of the Group was RMB 638,834. This cost is expected to be recognized weighted-average period of 1.37 years.

9.                          ORDINARY SHARES AND PREFERRED SHARES

On April 27, 2018, the Company was authorized to issue 50,000,000 shares of common stock, at par value of USD 0.001 per share. And 1 share was issued and outstanding on that date. On May 16, 2018, the board approved a share split of 1 to 100, and re-designation of common stock to Class A ordinary shares. As a result, 5,000,000,000 shares was authorized at par value of USD 0.00001 per share. As part of the Reorganization which occurred in September 2018, an aggregate number of 198,347,168 ordinary shares was issued. At the same time, the 100 shares outstanding before the Reorganization was surrendered to the Company.  The ordinary shares include 16,512,156 Class A ordinary shares, 39,820,586 Class B ordinary shares and 142,014,426 Class C ordinary shares. Each Class A and each Class C ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes on all matters that are subject to shareholder vote. All classes of ordinary shares are entitled to the same dividend right. Class B and Class C ordinary shares could be converted into Class A ordinary shares, at the option of the holders, on one-for-one basis. All Class B ordinary shares are beneficially owned by Mr. Zhou, the Chairman of the Company. All Class C ordinary shares were automatically converted to Class A ordinary shares immediately as of completion of the IPO.

On December 14, 2018, the Company completed its IPO on the NASDAQ Global Market. In this offering, 3,100,000 ADSs, representing 6,200,000 Class A Ordinary Shares, were issued at a price of US$16.50 per ADS. The aggregate proceeds received by the Company from the IPO, net of issuance costs, were approximately RMB 297,860 (USD 43,308).

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.                          ORDINARY SHARES AND PREFERRED SHARES - continued

Before the Reorganization occurred in September 2018, there are several rounds of financing into Qibutianxia with some equity interest having preference rights. In 2016 before Qiyu was established, RMB 100,000 equity interest were subscribed by the shareholders who have the preference rights (Series A preferred equity interest). In April 2017, RMB 722,770 equity interest were subscribed by the shareholders who have the preference rights. And in January 2018, RMB 1,451,300 equity interest were subscribed by the shareholders who have the preference rights. Collectively, these equity interest issued in 2017 and 2018 were grouped as Series A+ preferred equity interest.

Upon Reorganization in September 2018, in addition to the 198,347,168 ordinary shares issued, the Company issued an aggregate of 10,375,744 Series A convertible redeemable preferred shares and 47,792,100 Series A+ convertible redeemable preferred shares to the preferred equity interest holders, all in the same proportion, in exchange for their equity interest in the carved entities of Qiyu, Fuzhou Microcredit and Fuzhou Guarantee. The preference rights held by the shareholders of Series A and Series A+ convertible redeemable preferred shares are substantially the same as the interest they held in Qibutianxia. At the same time, the Company issued 24,937,695 Series B convertible redeemable preferred shares to certain third party new investors for a total cash consideration of USD 203,500 (RMB 1,393,812). The terms of the all the Series A, Series A+ and Series B convertible redeemable preferred shares (collectively as “Preferred Shares”) are substantially the same. The key terms include the following:

Voting Rights

The holders of the convertible redeemable preferred shares and ordinary shares shall vote together as one class on all resolutions. The holder of each convertible redeemable preferred shares has the number of votes as equals to the number of Class A ordinary shares then issuable upon their conversion into Class A ordinary shares.

Redemption

At the request of the majority of the holders of the convertible redeemable preferred shares, the convertible redeemable preferred shares are redeemable at any time when the Company fails to complete an IPO on or before June 30, 2022 or any material breach of the Transaction Documents (including the Shareholders’ Agreement and Memorandum and Articles as amended from time to time), at a redemption price at least equal to the sum of the deemed issue price, plus an amount accruing at 8% per annum and all declared but unpaid dividends.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the convertible redeemable preferred shares shall be entitled to receive, prior to the holders of the ordinary shares, at the amount representing higher of a deemed liquidation price and an equivalent redemption price. The liquidation preference could be exercised in the sequence of Series B convertible redeemable preferred shares, Series A+ convertible redeemable preferred shares and Series A convertible redeemable preferred shares.

Conversion rights

Each preferred share shall be convertible, at the option of the holder thereof, at any time into Class A ordinary shares. And all outstanding convertible redeemable preferred shares shall automatically be converted into Class A ordinary shares, at the then effective conversion rate upon either (a) the occurrence of an IPO, or (b) when specified by vote or written consent of the holders of at least two thirds of the then outstanding convertible redeemable preferred shares and Class C Ordinary Shares voting together as a single class on an as-converted basis.

Dividends

The holders of the convertible redeemable preferred shares and ordinary shares are entitled to the dividend pari passu based on the number of shares they own on an as-converted basis once a dividend is authorized.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.                          ORDINARY SHARES AND PREFERRED SHARES - continued

Given the key terms described above, the Company classified the Preferred Shares as mezzanine equity and recorded them at fair value on the issuance date. The Company has determined that there were no beneficial conversion features (“BCF”) attributable to the Preferred Shares as effective conversion price was higher than the fair value of the ordinary shares on the commitment date. The Company determined the fair value of ordinary shares with the assistance of an independent third party valuation firm.

The Company treated the issuance of Series A and A+ convertible redeemable preferred shares as new issuance and an extinguishment of the equity interest with preference rights existing before the Reorganization as the legal form between the two is different and the preference rights received were not exactly the same before and after the Reorganization. Accordingly, the Series A and A+ convertible redeemable preferred shares were recorded at fair value. As the Series A convertible redeemable preferred shares and Series A+ convertible redeemable preferred shares were issued as part of the Reorganization with no cash consideration, the Company accounted for the issuance of Series A and A+ convertible redeemable preferred shares in the manner as deemed dividends to shareholders and charged the fair value of the convertible redeemable preferred shares against retained earnings or, in the absence of retained earnings, by charging against additional paid-in capital. The changes in equity related to the recognition of Series A and A+ convertible redeemable preferred shares is disclosed in the combined and combined and consolidated statement of changes in shareholders’ equity.

Upon issuance, the Company determined that redemption was not probable and did not accrete the Preferred Shares to the redemption value. Immediately upon the completion of the IPO, all outstanding convertible redeemable preferred shares were automatically converted into Class A ordinary shares on a one-for-one basis. The following is the roll forward of the carrying amounts of Preferred Shares for the year ended December 31, 2018:

Year ended December 31, 2018
RMB

Balance as of January 1, 2018	—
Issuance of Series A convertible redeemable preferred shares to investors	531,106
Issuance of Series A+ convertible redeemable preferred shares to investors	2,566,627
Issuance of Series B convertible redeemable preferred shares to investors	1,393,812
Conversion of convertible redeemable preferred shares to ordinary shares upon IPO	(4,491,545)
Balance as of December 31, 2018	—

As of December 31, 2018, there were 287,652,707 ordinary shares outstanding, par value $0.00001 per share, being the sum of 247,832,121 Class A ordinary shares and 39,820,586 Class B ordinary shares.

10.                   STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the PRC entities of the Group are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The PRC entities of the Group are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2017 and 2018.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2017 and 2018, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 590,000 and 1,713,462, respectively (including the statutory reserve fund of RMB nil and RMB 12,462 as of December 31, 2017 and 2018).

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.                   COMMITMENTS AND CONTINGENCIES

(1) Commitments

Operating lease as lessee

The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2017 and 2018 were RMB 5,432 and RMB 8,455, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB

2019	13,118
2020	8,009
2021	4,280
2022	1,353
2023 and thereafter	336

(2) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

12.                   NET (LOSS) INCOME PER SHARE

For the period from the inception date of July 25, 2016 to December 31, 2016, and the years ended December 31, 2017 and 2018, for the purpose of calculating net (loss) income per share as a result of the Reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Reorganization took place from the earliest date.

Basic and diluted net income (loss) per share for each of the periods presented were calculated as follows:

	Period from July 25 to December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	RMB	RMB	RMB
Numerator:
Net (loss) income	(20,716)	164,865	1,193,311
Deemed dividend to shareholders upon issuance of Series A and A+ preferred share (note 9)	—	—	(3,097,733)
Net (loss) income attributable to Class A and Class B ordinary shareholders for computing basic and diluted net loss per share	(20,716)	164,865	(1,904,422)
Denominator:
Weighted average Class A and Class B ordinary shares outstanding used in computing basic and diluted (loss) income per ordinary share	198,347,168	198,347,168	202,751,277
Basic and diluted net (loss) income per share	(0.10)	0.83	(9.39)

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.                   NET (LOSS) INCOME PER SHARE - continued

For the year ended December 31, 2018, stock options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 2,679,463 on a weighted average basis. In addition, 21,857,895 number of Preferred Shares calculated on a weighted average basis were excluded from the calculation of diluted net loss per share in 2018 as their inclusion would have been anti-dilutive.

360 FINANCE, INC.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

Under PRC regulations, foreign-invested companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries and VIEs are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund general reserve funds unless such reserve funds have reached 50% of its respective registered capital. These reserves are not distributable in the form of cash dividends to the Company. In addition, the share capital of the Company’s PRC subsidiaries and VIEs are considered restricted due to restrictions on the distribution of share capital.

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited combined and consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2018, was more than 25% of the Company’s combined and consolidated net assets as of December 31, 2018.

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	2018	2018
	RMB	USD
ASSETS
Cash and cash equivalents	336,154	48,892
Amount due from a subsidiary	1,363,117	198,257
Investments in subsidiaries and VIEs	2,766,538	402,376
TOTAL ASSETS	4,465,809	649,525
LIABILITIES AND EQUITY
LIABILITIES
Accrued expenses and other current liabilities	11,632	1,692
Amount due to a subsidiary	13,981	2,033
TOTAL LIABILITIES	25,613	3,725
EQUITY
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 287,652,707 shares issued and outstanding as of December 31, 2018, respectively)	20	3
Additional paid-in capital	4,866,756	707,840
Accumulated deficit	(430,263)	(62,579)
Other comprehensive income	3,683	536
TOTAL EQUITY	4,440,196	645,800
TOTAL LIABILITIES AND EQUITY	4,465,809	649,525

360 FINANCE, INC.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended
	December 31, 2018	December 31, 2018
	RMB	USD

Operating costs and expenses	(10,367)	(1,508)
Interest income	187	27
Foreign exchange losses	(11,518)	(1,676)
Net loss before taxes and income from equity in subsidiaries and VIEs	(21,698)	(3,157)
Equity in earnings of subsidiaries and VIEs	1,215,009	176,715
Net income before taxes	1,193,311	173,558
Income tax expenses	—	—
Net income	1,193,311	173,558
Deemed dividend	(3,097,733)	(450,547)
Net loss attributable to ordinary shareholders of the Company	(1,904,422)	(276,989)

360 FINANCE, INC.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended
	December 31, 2018	December 31, 2018
	RMB	USD

Net income	1,193,311	173,558
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,683	536
Other comprehensive income	3,683	536
Total Comprehensive income	1,196,994	174,094
Deemed dividend	(3,097,733)	(450,547)
Comprehensive loss attributable to ordinary shareholders	(1,900,739)	(276,453)

360 FINANCE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended
	December 31,	December 31,
	2018	2018
	RMB	USD

Cash Flows from Operating Activities:
Net income	1,193,311	173,558
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs	(1,215,009)	(176,715)
Changes in operating assets and liabilities
Accrued expenses and other current liabilities	8,559	1,245
Amounts due from a subsidiary	(1,346,627)	(195,858)
Net cash used in operating activities	(1,359,766)	(197,770)
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon IPO	327,236	47,595
Payment of IPO costs	(12,100)	(1,760)
Proceeds from series B convertible redeemable preferred shares	1,393,812	202,722
Net cash provided by financing activities	1,708,948	248,557
Effect of foreign exchange rate changes	(13,028)	(1,895)
Net increase in cash and cash equivalents	336,154	48,892
Cash, cash equivalents, and restricted cash, beginning of year	—	—
Cash, cash equivalents, and restricted cash, end of year	336,154	48,892

Notes to condensed financial statements

1.                       360 Finance, Inc. was founded in April 2018 in Cayman Islands. The condensed full year result of the Company has been prepared assuming the Reorganization (see Note 1 in the combined and consolidated financial statements) was in effect from January 1, 2018.

2.                       The condensed financial statements of 360 Finance, Inc. have been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in profit of subsidiaries and VIEs on the statement of operations.

3.                       As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

4.                       Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Combined and Consolidated Financial Statements.