Form 20-F
period 2019-12-31
360 Finance, Inc.
filed 2020-04-30
CIK 1741530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from            to

Commission file number: 001-38752

360 Finance, Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

7/F Lujiazui Finance Plaza No. 1217 Dongfang Road Pudong New Area, Shanghai 200122 People’s Republic of China
(Address of Principal Executive Offices)

Jiang Wu, Chief Financial Officer 7/F Lujiazui Finance Plaza No. 1217 Dongfang Road Pudong New Area, Shanghai 200122 People’s Republic of China Phone: +86 10 5244 7655 Email: wujiang-jk@360jinrong.net
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American depositary shares, each representing two Class A ordinary shares	QFIN	The Nasdaq Global Market
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Global Market*

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

As of December 31, 2019, there were 293,420,800 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 253,600,214 class A ordinary shares (excluding 9,286,539 class A ordinary shares issued to the depositary bank and reserved for future exercise or vesting of share incentive awards) and 39,820,586 class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes   ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

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

⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

⌧ Yes   ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes   ◻ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“360 Finance,” “we,” “us,” “our company” and “our” are to 360 Finance, Inc. and its consolidated subsidiaries and affiliated entities;
●	“ADSs” are to our American depositary shares, each of which represents two class A ordinary shares;
●	“Beijing Qibutianxia” are to Beijing Qibutianxia Technology Co., Ltd.;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“class B ordinary shares” are to our class B ordinary shares, par value US$0.00001 per share;
●	“inception” are to the date of our inception, July 25, 2016;
●	“Fuzhou Financing Guarantee” are to Fuzhou 360 Financing Guarantee Co., Ltd.;
●	“Fuzhou Microcredit” are to Fuzhou 360 Online Microcredit Co., Ltd.;
●	“ordinary shares” or “Ordinary Shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00001 per share;
●	“our VIEs” are to Shanghai Qiyu, Fuzhou Microcredit, Fuzhou Financing Guarantee and Shanghai Financing Guarantee;
●	“our WFOE” are to Shanghai Qiyue Information Technology Co., Ltd.;
●	“360 Group” are to 360 Security Technology Inc. and its controlled affiliates;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shanghai Financing Guarantee” are to Shanghai 360 Financing Guarantee Co., Ltd.;
●	“Shanghai Qiyu” are to Shanghai Qiyu Information Technology Co., Ltd.; and
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

In addition, unless the context indicates otherwise, for the discussion of our business references in this annual report to:

●	“delinquency rate by vintage” are to (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total initial principal amount of loans in such vintage;
●	"capital-light loans" are to loans originated under our capital-light loan facilitation model, for which we take no or limited credit risk;
●	"capital-heavy loans" are to loans originated under credit driven services, including off-balance-sheet capital heavy loans and on-balance-sheet loans, for which we take substantially all credit risk;

●	"delinquent loan collection rate" are to a percentage, which is equal to the difference obtained by using one minus a fraction, the numerator of which is the ending balance of M2 loans of the given month and the denominator of which is the beginning balance of M1 loans of such month. M0, M1 and M2 loans here are defined as loans that are not delinquent, delinquent for one month and delinquent for two months, respectively.
●	“M3+ delinquency rate” are to the rate of loans delinquent for more than 90 days, excluding loans delinquent for more than 180 days unless the content specifically provides otherwise;
●	“M6+ delinquency rate” are to the rate of loans delinquent for more than 180 days;
●	“loan origination volume” are to the total principal amount of loans originated through our platform during the given period;
●	“outstanding loan balance” are to the total amount of principal outstanding for loans originated through our platform at the end of each period, excluding loans delinquent for more than 180 days unless the content specifically provides otherwise;
●	“repeat borrower contribution” or “loan origination contributed by repeat borrowers” for a given period are to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period; and
●	“users with approved credit lines” are to the total number of users who had submitted their credit applications and were approved with a credit line by us at the end of each period.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the online consumer finance industry in China;
●	our expectations regarding demand for and market acceptance of our online consumer finance products;
●	our expectations regarding keeping and strengthening our relationships with borrowers, funding partners, data partners and other parties we collaborate with;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected Financial Data

Our Selected Combined and Consolidated Financial Data

The following selected combined and consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected combined and consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited combined and consolidated financial statements included elsewhere in this annual report. Our selected combined and consolidated balance sheets data as of December 31, 2016 and 2017 and the selected combined and consolidated statements of operations data and cash flow for the period from the inception date to December 31, 2016 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the summary combined and consolidated financial information in conjunction with our combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Period from
	the inception
	date to
	December 31	Years Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Combined and Consolidated Statements of Operations Data:
Net revenue
Credit driven services(1)	1,658	703,747	4,170,271	8,013,391	1,151,052
Loan facilitation and servicing fees-capital heavy	1,658	647,350	3,807,242	6,273,131	901,079
Financing income	—	50,966	267,844	1,309,616	188,115
Revenue from releasing of guarantee liabilities	—	331	25,169	285,407	40,996
Other services fees	—	5,100	70,016	145,237	20,862
Platform services(1)	—	84,397	276,747	1,206,456	173,296
Loan facilitation and servicing fees-capital light	—	—	58,348	814,581	117,007
Referral services fees	—	84,397	211,087	375,551	53,945
Other services fees	—	—	7,312	16,324	2,344
Total net revenue	1,658	788,144	4,447,018	9,219,847	1,324,348
Operating costs and expenses:(2)
Origination and servicing	13,178	121,821	666,067	1,083,372	155,617
Funding costs	—	14,437	71,617	344,999	49,556
Sales and marketing	1,605	345,576	1,321,950	2,851,519	409,595
General and administrative	15,410	45,852	560,702	428,189	61,505
Provision for loans receivable	—	12,406	44,474	486,991	69,952
Provision for financial assets receivable	—	16,273	53,989	166,176	23,870
Provision for accounts receivable and contract assets	108	21,180	83,707	230,280	33,078
Expense on guarantee liabilities	—	—	—	734,730	105,537
Total operating costs and expenses	30,301	577,545	2,802,506	6,326,256	908,710
(Loss) income from operations	(28,643)	210,599	1,644,512	2,893,591	415,638
Interest income (expense), net	3	2,422	10,026	(41,707)	(5,991)
Foreign exchange losses	—	—	(2,563)	(24,875)	(3,573)
Other income, net	—	22	7,696	140,278	20,150
(Loss) Income before income tax benefit (expense)	(28,640)	213,043	1,659,671	2,967,287	426,224
Income tax benefit (expense)	7,924	(48,178)	(466,360)	(465,983)	(66,934)
Net (loss) income	(20,716)	164,865	1,193,311	2,501,304	359,290
Net loss attributable to non-controlling interests	—	—	—	291	42
Deemed dividend	—	—	(3,097,733)	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(20,716)	164,865	(1,904,422)	2,501,595	359,332
Net (loss) income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	(0.10)	0.83	(9.39)	8.66	1.24
Diluted	(0.10)	0.83	(9.39)	8.31	1.19
Net (loss) income per ADSs attributable to ordinary shareholders of 360 Finance, Inc.
Basic	(0.20)	1.66	(18.78)	17.32	2.48
Diluted	(0.20)	1.66	(18.78)	16.62	2.38
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	198,347,168	198,347,168	202,751,277	288,827,604	288,827,604
Diluted	198,347,168	198,347,168	202,751,277	300,938,470	300,938,470

Notes:

(1)	Starting from 2019, we report revenue streams in two categories—credit driven services and platform services, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

(2)	Share-based compensation expenses were allocated as follows:

	Period from the
	inception date to
	December 31	Years Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)

Origination and servicing	—	—	150,177	55,601	7,987
Sales and marketing	—	—	15,700	6,805	977
General and administrative	—	—	441,504	188,022	27,008
Total	—	—	607,381	250,428	35,972

The following table presents our selected combined and consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016(1)	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Combined and Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	6,173	468,547	1,445,802	2,108,123	302,813
Restricted cash	—	487,882	567,794	1,727,727	248,172
Security deposit prepaid to third-party guarantee companies	—	—	795,700	932,983	134,015
Accounts receivable and contract assets, net (net of allowance of RMB108, RMB21,270, RMB82,515 and RMB189,829 as of December 31, 2016, 2017, 2018 and 2019, respectively)	1,516	327,103	1,791,745	2,332,364	335,023
Financial assets receivable, net (net of allowance of nil, RMB16,258, RMB56,656 and RMB164,563 as of December 31, 2016, 2017, 2018 and 2019, respectively)	7,722	270,122	1,193,621	1,912,554	274,721
Loans receivable, net	—	1,192,307	811,433	9,239,565	1,327,180
Total current assets	80,309	3,017,566	7,342,019	19,503,488	2,801,500
Total non-current assets	10,114	81,792	7,716	852,113	122,398
Total assets	90,423	3,099,358	7,349,735	20,355,601	2,923,898
Current liabilities:
Payable to investors of the consolidated trusts-current	—	536,906	300,341	4,423,717	635,427
Guarantee liabilities	5,768	300,942	1,399,174	2,946,855	423,289
Income tax payable	—	115,325	432,066	1,056,219	151,716
Total current liabilities	111,139	2,365,209	2,893,781	9,667,187	1,388,605
Payable to investors of the consolidated trusts-noncurrent	—	—	—	3,442,500	494,484
Total non-current liabilities:	—	—	15,758	3,473,684	498,963
Total shareholder’s (deficit) equity	(20,716)	734,149	4,440,196	7,214,730	1,036,330
Total liabilities and equity	90,423	3,099,358	7,349,735	20,355,601	2,923,898

Note:

(1)	We adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on a full retrospectively basis in 2018, and the related balances as of December 31, 2016 and 2017 have been restated accordingly.

The following table presents our selected combined and consolidated cash flow data for the period from the inception date to December 31, 2016 and the years ended December 31, 2017, 2018 and 2019.

	Period from the
	inception date to
	December 31	Years Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)

Summary Combined and Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(68,486)	(110,974)	285,116	2,973,075	427,056
Net cash (used in)/provided by investing activities	(2,391)	(1,204,269)	327,649	(8,860,441)	(1,272,723)
Net cash provided by financing activities	77,050	2,265,499	457,430	7,707,858	1,107,164
Net increase in cash and cash equivalents	6,173	950,256	1,057,167	1,822,254	261,750
Cash, cash equivalents, and restricted cash at the beginning of year/period	—	6,173	956,429	2,013,596	289,235
Cash, cash equivalents, and restricted cash at the end of year/period	6,173	956,429	2,013,596	3,835,850	550,985

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The RPC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate as of December 31, 2019.

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

Furthermore, in addition to our established loan facilitation business, we may also from time to time explore other growth opportunities, including extending our user base to different risk profile borrowers or entering into new markets such as providing technology services to financial institution customers and e-commerce. We are also in the early stage to expand our operation internationally, where we are less familiar with the local culture and practice as well as the regulation regime. These initiatives may have different impacts on our performance, including deterioration of loan performance and cannibalization of existing services. Failure to manage the expansion may have unexpected material effect on our results of operation.

The online consumer finance industry is new and rapidly evolving, which makes it difficult to effectively assess our future prospects.

The online consumer finance industry in the PRC is new and in a developing stage. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. See “—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Furthermore, the online consumer finance industry in China has not witnessed a full credit cycle. The market players in the industry, including us, are inexperienced in responding to the change of market situations effectively and keep the growth of business steadily when the industry enters a different stage. We may not be able to sustain our historical growth rate in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	offer competitive products;
●	broaden our prospective borrower base;
●	increase the utilization of our products by existing borrowers as well as new borrowers;
●	maintain and enhance our relationship and business collaboration with our partners;
●	maintain low delinquency rates of loans originated by us;
●	develop cooperative relationships with funding partners to secure sufficient, diversified, cost-efficient funding to the drawdown requests;
●	navigate a complex and evolving regulatory environment;
●	improve our operational efficiency;
●	attract, retain and motivate talented employees to support our business growth;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;
●	navigate economic conditions and fluctuation; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We rely on 360 Group as an essential source of user traffic and technology support. If the user traffic or other services provided by 360 Group become limited, restricted, curtailed, less effective or more expensive in any way, or become unavailable to us for any reason, or we cannot benefit from the brand recognition of 360 Group as we do, our business may be materially and adversely affected.

We have established a strategic partnership with 360 Group, one of our affiliates, and we collaborate across multiple areas of our business. This strategic partnership has contributed to the significant growth of our revenue, particularly in early stage of our business, and we believe that it will continue to contribute to the growth of our revenue. We have entered into a framework collaboration agreement with 360 Group, setting out the terms of collaboration, especially as if relates to research and development, user traffic support, and trademark licensing. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with 360 Group.” However, we cannot assure you that we will continue to receive the same level of support from 360 Group on the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms. As 360 Group is a public company listed on the Shanghai Stock Exchange of China, it is subject to relevant PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire.

We are the finance partner of 360 Group and we benefit from authorization by 360 Group to use its brand. We believe 360 Group’s strong brand recognition and wide adoption in China assist certain of our core capabilities, such as borrower acquisition and cooperative relationship with our funding partners. However, we cannot assure you that 360 Group will continue to authorize us to use its brand. If we are not allowed to use 360 Group’s brand or 360 Group’s brand recognition deteriorates, the results of our business operation and financial condition may be materially and adversely impacted. Furthermore, as we are the finance partner of 360 Group, any malicious or negative allegations about 360 Group may adversely impact our business.

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

We focus on complying with relevant laws, regulations and government policies applicable to our business practice in the PRC. However, we are still subject to noncompliance risk since the rules and regulations are general in nature and yet to be further interpreted or supplemented.

Circular 141 specifies that the business of “cash loan” which is characterized by the lack of specific consumption scenarios, designated purposes, targeted users and collateral may be subject to inspection and rectification. We do not believe any of the loans originated through our platform are prohibited under Circular 141, as they do not have all of the four characteristics of cash loans or engage in facilitating of excessive borrowing, granting credits repeatedly to individual borrowers, collecting abnormally high interest rates and violating privacy as defined under Circular 141. However, in the absence of an authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all the four characteristics or just any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. We may be required to cease or modify any such “cash loans” to comply with Circular 141 and any other future laws and regulations, which may materially and adversely affect our business and prospects.

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

Furthermore, the Supplementary Provisions on the Supervision and Administration of F'inancing Guarantee Companies, or the Supplementary Financing Guarantee Provisions, requires that institutions providing services as customer recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such companies’ operation and properly make settlement for existing business contracts. For a discussion of the Supplementary Financing Guarantee Provisions, please see “ Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.”

Before the promulgation of the Circular 141, we followed the market practice in preparing agreements used in our loan originations. In response to certain requirements under the Circular 141, we have made several adjustments to our collaboration model with certain institutional funding partners. However, we may still be deemed to violate the Circular 141, the Supplementary Financing Guarantee Provisions or other relevant rules in the following aspects of our business:

●	Guarantee practice. Although our online consumer finance platform neither collects guarantee fees from our institutional funding partners, nor takes providing guarantees as its main operating business, our platform may be deemed to operate a financing guarantee business and violate the Circular 141 and the Supplementary Financing Guarantee Provisions, by the PRC regulatory authorities since certain of our PRC subsidiaries without the relevant financing guarantee license provide guarantees or other credit enhancement services to certain of our institutional funding partners. We provided guarantees or other credit enhancements services to, our institutional funding partners without the relevant guarantee license for 14.9% of all loans originated through our platform in the fourth quarter of 2019. We have been switching to a new model under which third-party guarantee companies or our own licensed guarantee company provide guarantee service to our funding partners, and we at the same time, provide back-to-back guarantees for external guarantee companies. As advised by our PRC legal counsel, the third-party guarantee model is not prohibited by Circular 141, because we are not providing guarantee to banking financial institutions. We also consulted with local authorities which have expressed the same opinion. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will have the same view as our PRC legal counsel on this issue. Moreover, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear. Therefore, we cannot be certain that our new model will not be determined as in violation of the Supplementary Financing Guarantee Provisions.
●	Payment. We have adopted a new payment flow model and applied it to our cooperation with all funding partners. Under the new payment flow model, borrowers directly pay to our funding partners, who will then pay us our service fee. In certain cases, some funding partners further engage us and a third-party payment system service provider to together arrange payment clearance, pursuant to which borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount to the portions that funding partners and we are each entitled to. We do not charge any fees from borrowers under the new payment flow model. As advised by our PRC counsel, such new payment model does not violate Circular 141. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations , we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with our PRC legal counsel.
●	Product pricing. Currently, the annual percentage rates of borrowing cost for taking out a loan on our platform, as a percentage of loan principal, or APRs, for all of our loans are under 36% as calculated by the internal rate of return methodology, and we adhere to the pricing policy that no loan should have an APR exceeding 36%. However, we may still need to adjust our loan pricing if requested by relevant governmental authorities. The relevant government authorities may challenge our calculation method and adopt a method different from ours that would lead to our APR being above 36%. In that event, we would be required to lower the APR of our loans, as agreements on the portion of interest in excess of 36% are void and the court will uphold the borrower's claim for the return of the excess portion to the borrower. In addition, contracted payments of the portion of interest in excess of 24% are not enforceable, and it is unlikely that PRC courts will uphold any requests to demand payments of the excess part. As of December 31, 2019, the outstanding balance of the loans with an APR exceeding 24% amounted RMB54.1 billion (US$7.8 billion), representing 72.3% of all the outstanding balance of our loans, comparing to RMB30.6 billion and 71.0%, respectively, as of December 31, 2018. If our borrowers elect not to repay the portion of interest in excess of 24%, our business, financial condition and results of operations will be materially and adversely affected.

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

Any new changes to, or new interpretations of, the existing regulations on the online consumer finance industry may discourage our funding partners to fund the loans through our platform. If our funding partners cease to fund the loans, either on a temporary basis to await more clarity on the new regulatory environment, or on a permanent basis for non-compliance concerns, our operation will be adversely impacted. If fewer financial institutions are willing to fund the loans, the competition for funding may become more intense, and the cost of funding may increase, which may adversely impact our results of operation.

In addition, we may be required to make significant changes to our operations from time to time in order to comply with the changes in laws, regulations and policies, which may increase our cost of operation, limits our options of products offering or even change our business model fundamentally. For example, the current rules and regulations prohibit a bank from outsourcing credit assessment, risk control and other key functions to a loan facilitation service provider. At present, although the collaboration agreements between us and banks stipulate that we only provide assistance and support regarding risk assessment and early-stage filtering of drawdown applications to the banks and banks still make the final credit decision, we cannot ensure that the authorities will have the same view as us.

Meanwhile, our risk management assistance to banks mainly depends on the evaluation of information regarding personal credit status, which may be deemed as a "data-driven risk management model," a model the regulations such as Circular 141 demands to be adopted with care and caution. If such assistance is prohibited, it may affect the subsequent collaboration between us and our institutional funding partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected.

Furthermore, from time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

Our transaction process may result in misunderstanding among our borrowers.

Our paperless transaction process is facilitated primarily on our mobile platform. While such transaction process is streamlined and convenient, it involves certain inherent risks. Our borrowers may not read the electronic agreements closely, which may result in misunderstanding of certain terms and conditions. Furthermore, information in our product promotion materials and our app may result in misunderstanding among our borrowers and be deemed misleading. For instance, for certain types of product, we present a daily interest rate in our product promotion to our potential borrowers. We utilize the internal rate of return methodology to calculate the total interest and service fees to be paid by borrowers and to determine the APR on our loan product. Despite that we have disclosed our fee structure in the agreements with our borrowers, they may overlook or misunderstand such information, and use the daily interest rate in our product promotion to calculate the APR, total interest and service fees utilizing a different methodology, which may result in misunderstanding of our fee structure. If the government authorities and the courts determine that our interest rate disclosed in our product promotion and our app is misleading, the courts may support the borrower's request to rescind the agreement or determine a lower interest and service fee to be paid by the borrower, and we may be subject to fines and penalties by the courts and government authorities for the misleading promotion. In addition, such misunderstanding may arouse negative publicity and complaints among our borrowers, harm our brand name and reputation and in turn hurt our ability to retain and attract borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.

Our business is subject to credit cycles associated with the volatility of the general economy. If economic conditions deteriorate, we may face an increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adversely impact our result of operations.

In addition, any deterioration in our borrowers' creditworthiness, or any increase in our delinquency rate will also discourage our funding partners from cooperating with us. If our funding partners choose to adopt a tight credit approval and drawdown funding policy, our ability to secure funding will be materially restricted.

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

Our ability to attract borrowers to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and the likelihood of default based on our Argus RM Model. This model may be flawed or ineffective in processing the immense data and providing an accurate report. It may not adjust itself to the changes in the data patterns or macroeconomic situations. In addition, it may be breached, manipulated or otherwise compromised.

If any of the foregoing were to occur in the future, our funding partners may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our platform for financing.

Meanwhile, as our Argus RM Model becomes more familiar to the public and fraudulent borrowers become better educated regarding the industry practice, it is possible that despite the iterative development of our anti-fraud and credit-scoring algorithm, our model becomes outdated and ineffective in detecting new fraud schemes or making accurate credit assessments. If that happens, our ability to control our delinquency rate will become substantially limited, which will adversely impact our operation and financial status.

We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted.

We rely on our risk management team to continuously iterate and train our Argus RM Model, which is the center of the establishment and execution of our risk management policies. Although our Argus RM Model is equipped with machine learning capability and conducts self-learning and self-development all based on the data we have, we still rely on our risk management team to spot and fix potential errors and flaws in our Argus RM Model. Meanwhile, the consumer finance market changes fast and we may need to adjust our risk management principles from time to time to control our loss rate while securing a stable increase in our borrowers and satisfying returns for our funding partners. We rely on our risk management team to closely monitor the change in the market and our business , and update our risk management principles accordingly, which will be then used to train our Argus RM Model. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, we may have to incur additional time and monetary cost to find a replacement to our risk management team that fits us, and our result of business operation and financial status may be adversely and severely impacted.

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

The consumer finance industry is still new to the borrowers in China. Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our products from those of our competitors. Convincing prospective borrowers of the value of our products is critical to increasing the number of transactions for borrowers and to the success of our business. We believe that developing and maintaining awareness of our brand effectively is critical to attracting and retaining borrowers. This, in turn, depends largely on the effectiveness of our borrower acquisition strategy, our marketing efforts, our collaboration with funding partners and the success of the channels we use to promote our platform. If any of our current borrower acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers. Our collaboration with market-leading channel partners is essential to our borrower acquisition efforts. If such collaboration ceases or becomes less effective, for reasons attributable either to us or to our channel partners, we may face instant borrower acquisition pressure, and may need to incur additional cost to replace such partners for borrower acquisition, if we could replace them at all. Besides, if some of our channel partners were acquired or controlled by the competitors of 360 Group, our collaboration with such channel partners may be limited or severely and adversely impacted. We may not find new partners to replace our original ones.

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

If we are unable to maintain or increase the volume of loan originated through our platform, our business and results of operations will be adversely affected.

The volume of loan originations through our platform has grown rapidly since our inception, and the total amount of loans originated through our platform was RMB326.1 billion (US$46.8 billion) as of December 31, 2019. To maintain the high growth momentum of our platform, we must continuously increase the volume of loan originations by retaining current borrowers and attracting more borrowers. We intend to continue to dedicate significant resources to our borrower acquisition efforts. If there are insufficient qualified loan requests, our funding partners may consider withdrawing from our collaboration or lowering their funding commitments to us. If there are insufficient funding commitments, borrowers may be unable to obtain capital through our platform and may turn to other sources for their borrowing needs.

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

Our top five financial institution funding partners contributed around 57.0% of total funding for all cumulative loan origination as of December 31, 2019. Our financial institution funding partners typically agree to provide funding to our borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our borrowers’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our financial institution funding partners, our funding partners may implement additional requirements in their approval process outside of our monitor and control. Thus there is no assurance that our financial institution funding partners could provide reliable, sustainable and adequate funding, either because they could decline to fund borrower loans originated on our platform or decline to renew or renegotiate their participation in our direct lending programs.

In addition, if PRC laws and regulations impose more restrictions on our collaboration with funding partners, these financial institution funding partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of funding partners. It was reported that governmental authorities were seeking comments to additional regulation which would set forth more stringent rules, both from procedural and substantive perspective, for banks to cooperate with online consumer finance platforms. Regional banks, which are an important category of our funding partners, should mainly focus on serving local borrowers, and ratio of loans extended to borrowers not residing in a that regional bank’s area should not exceed 20%, according to the reported draft regulation. The outstanding balance of the loans funded by regional banks was RMB357.4  billion (US$51.3  billion), representing 49.5 % of the total outstanding balance of loans we had facilitated as of December 31, 2019. If regional banks are restricted from funding loans nationwide, it may materially increase the funding costs to our loans, which may adversely affect our results of operations and profitability if such increasingly stringent regulation materializes. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution funding partners, our collaboration with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

If our business arrangements with certain institutional partners were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

We have secured certain funding from institutional funding partners through the channel of trusts and asset management plans in collaboration with certain trust companies and asset management companies.

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

In 2019, the trusts were set up with total assets of RMB6.6 billion which invested solely in loans on our platform. For the majority of trusts, we are considered as the primary beneficiary of the trusts and thus consolidated such trusts’ assets, liabilities, results of operations and cash flows. Although we have not been part of the fund-raising process by the trusts, we cannot assure you that our provision of services to the trusts will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of our loans and affect our result of operations.

If our attempts to explore alternative funding initiatives were deemed to violate PRC laws and regulations, our business could be materially and adversely affected.

We have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities, or ABS. We have been approved to list a total of RMB10 billion of ABS on the Shanghai Stock Exchange and Shenzhen Stock Exchange and already issued RMB2.3 billion. Pursuant to the relevant PRC laws and regulations, an institution is entitled to establish an ABS scheme as a credit originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flow in compliance with relevant laws and regulations. However, the initiators of any potential ABS scheme with whom we work are required to be financial institutions and they are subject to a variety of laws and regulations in the PRC, such as Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and Measures for the Supervision and Administration of Pilot Projects of Credit Asset Securitization of Financial Institutions. The laws and regulations applicable to ABS are still developing, it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the new and rapidly evolving online consumer finance industry in which we operate. In addition, we rely on trust companies and other parties we collaborate with to secure the successful issuance of the ABS. If our collaboration with such parties is interrupted or affected, our ability to utilize the remaining approved quota of issuing such ABS may be materially limited. If our attempts to issue ABS under the current quota is limited, or our attempts to seek further approval on additional quota in ABS is rejected, our capability to secure funding with lower comprehensive cost may be limited, and our business and financial condition may be adversely impacted.

Although we have been diversifying our sources of funds and gradually downsizing our fund streams from the peer-to-peer (P2P) lending platform operated by our affiliate, our business and operation may nevertheless be interrupted if such P2P lending platform is prohibited from conducting its business.

Certain P2P lending platform operated by a subsidiary of Beijing Qibutianxia, thus an affiliate of us, funded 3.0% of loans originated through our platform in the fourth quarter of 2019. The platform operator has not completed its peer-to-peer (P2P) lending registration, or the P2P registration. PRC regulations on P2P lending industry is still evolving and the impact of failure to maintain a P2P registration remains unclear. Such platform operator may be requested by the governmental authority to cease its business operation for its failure to complete and maintain the P2P registration or to meet the requirements of transforming into microcredit companies. Although we have been diversifying our sources of funds and gradually downsizing our fund streams from such P2P platform operator, our business and operation may nevertheless be interrupted if such operator is prohibited from conducting its business.

Our online microcredit company may not be able to provide a sufficient amount to fund the growth of our business. In addition, the regulatory regime and practice with respect to online microcredit companies are evolving and subject to uncertainty.

In March 2017, we established an online microcredit company, Fuzhou Microcredit, which has obtained the approval of the relevant competent local authorities to fund loans. The authorized amounts are currently sufficient to meet our funding needs for on-balance-sheet transactions. However, we may not be able to obtain the regulatory approvals to increase the authorized amounts or to establish additional online microcredit companies to fulfill our future growth need.

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

In collaboration with our funding partners and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Fintech Guidelines purports, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

●	the establishment of a borrower identification program;
●	the monitoring and reporting of the suspicious transaction;
●	the preservation of borrower information and transaction records; and
●	the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, in light of the anti-money laundering obligations proposed to be imposed on us by the Fintech Guidelines. Any new requirement under money laundering laws could increase our costs and may expose us to potential sanctions if we fail to comply.

In addition, we rely on our third-party service providers, in particular, payment companies that handle the transfer of the repayment to have their own appropriate anti-money laundering policies and procedures. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our funding partners or payment processors as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our funding partners and payment processors comply with the applicable anti-money laundering laws and regulations, we, our funding partners and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other online consumer finance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our financial condition and results of operations.

We need to engage guarantee companies to provide credit enhancement or additional comfort to our funding partners, and we recognize guarantee liability for accounting purposes. If we fail to source and engage a guarantee company to our funding partners’ satisfaction, at a reasonable price, our collaboration with our funding partners will deteriorate, and our results of operations may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions.

To comply with Circular 141, we have engaged guarantee companies to provide credit enhancement to our funding partners upon their request, and two of our VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee, have obtained the license of conducting guarantee service. Even though we use the licensed guarantee companies of our own to provide service to our funding partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that either our guarantee companies could provide satisfying service to our funding partners from time to time, or we will always be able to source and engage guarantee companies to our funding partners’ satisfaction. If we fail to source and engage guarantee companies to our funding partners’ satisfaction, at a reasonable price, our collaboration with our funding partners will deteriorate or even suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.

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

We have devoted significant resources to and will continue to put an emphasis on upgrading and marketing our existing loan products and enhancing its market awareness. We may also incur expenses and expend resources up front to develop and market new loan products and financial services that incorporate additional features, improve functionality or otherwise make our platform more attractive to borrowers. New loan products and financial services must achieve high levels of market acceptance in order for us to recoup our investments in developing and marketing them. To achieve market acceptance, it is essential for us to maintain and enhance our ability to match and recommend suitable financial products for our borrowers, the effectiveness of our curation process and our ability to provide relevant and timely content to meet changing borrower needs. If we are unable to respond to changes in borrower preference and deliver satisfactory and distinguishable borrower experience, borrowers and prospective borrowers may switch to competing platforms or obtain financial products directly from their providers. As a result, borrower access to and borrower activity on our platform will decline, our services and solutions will be less attractive to financial service providers and our business, financial performance and prospects will be materially and adversely affected.

Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

●	borrowers may not find the features of our loan products, such as the prices and credit limits, competitive or appealing;
●	we may fail to predict market demand accurately and provide loan products that meet this demand in a timely fashion;
●	borrowers and funding partners using our platforms may not like, find useful or agree with the changes we make;
●	there may be defects, errors or failures on our platforms;
●	there may be negative publicity about our loan products, or our platform’s performance or effectiveness;
●	regulatory authorities may take the view that the new products or platform changes do not comply with PRC laws, regulations or rules applicable to us; and
●	there may be competing products or services introduced or anticipated to be introduced by our competitors.

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

While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the borrowers or regulatory authorities as harassments, threats or as other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the funding partners’ confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan origination volume on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

Any harm to our brand or reputation or any damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

●	maintain the quality and reliability of our platform;
●	provide borrowers with a superior experience in our platform;
●	enhance and improve our Argus RM Model;
●	effectively manage and resolve borrower complaints; and
●	effectively protect personal information and privacy of borrowers.

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

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers. For instance, on March 15, 2019, CCTV's "315 Night", an influential show on consumer rights protection, reported that certain financial products offered by third-party financial service providers on a financing platform contained inappropriate conducts that were suspected of infringement of consumer rights, which had an immediate adverse impact on the consumers' recognition of the whole online consumer finance industry and in turn may adversely affect our business and results of operations. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online platforms like us. As we are the finance partner of 360 Group, any negative allegation about 360 Group may also have adverse impact on us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with prospective borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Although we have enforced strict data protection policy by desensitizing all personal information of our customers and clients, we could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers, such as during the collection process, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear. Although we aim to ensure our collection efforts comply with the relevant laws and regulations in the PRC and we have established strict internal policies that our collections personnel do not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines, penalties, administrative investigations or even criminal liabilities. imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

Furthermore, we rely on certain third-party service providers, such as borrower acquisition, marketing and brand promotion, third-party payment platforms and collection service providers, to conduct our business. If these service providers failed to function properly or failed to comply with our compliance requirements, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. We enter into collaboration contracts with fixed terms with such service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or we can renew such agreements with the term we desire. Such service providers may also be demanded by their investors not to work with us, or form alliance to seek better terms dealing with us. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

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

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers, which makes it an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. We have obtained the consents from our borrowers to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities against us by government agencies or other individuals. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected.

Meanwhile, if there is any failure by us to protect confidential information, we may be involved in various claims and litigations raised for privacy or other damages. Such claims and litigations will take a lot of time and resources to defend and we cannot assure you any result for such litigations.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;
●	the inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	the diversion of management’s time and resources from our daily operations;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with borrowers, employees and suppliers of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	the assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk of liability;
●	the failure to successfully further develop the acquired technology;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
●	potential disruptions to our ongoing businesses; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. However, we and our independent registered public accounting firm identified one significant deficiency with respect to our internal control over financial reporting in the course of the evaluation or audit, as applicable, of the effectiveness of our internal control over financial reporting, which deficiency related to our lack of sufficient control over certain inputs used to ensure proper accounting for transactions of off-balance-sheet loan in accordance with U.S. GAAP. We have taken and will continue to take measures to remedy this significant deficiency. However, the implementation of our remedial measures may not fully address the significant deficiency. Any failure to correct this significant deficiency may result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Further, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our operations have been impacted by the outbreak of COVID-19, which may continue throughout this year and may materially affect our financial performance.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Our employees were unable to go to our offices for an extended period. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. We derive revenues from loan products facilitated through our platform. A reduction in discretionary consumption may adversely affect demand for personal loan products. In addition, outbreaks of COVID-19 have left a severe and negative impact on the Chinese economy in the first quarter of 2020. Globally, this impact is likely to continue into the second quarter, or even throughout the year. In particular, National Bureau of Statistics of China reported a 6.8% drop in gross domestic product (GDP) for the first quarter of 2020 compared with the same period of 2019. Downturn in the economy and previous suspension of business activities across various sectors might cause an increase in default of the loans facilitated through our platform as they are likely to lead to a rise in unemployment and may weaken borrowers’ willingness and ability to repay their debts. The increased defaults could in turn result in enhanced risks and financial losses to our funding partners and us. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Our daily operations have been negatively affected by this outbreak of coronavirus since the beginning of 2020 and we have seen early signs of deterioration of asset quality. We are still assessing its impact on our financial performance and are currently uncertain to what extent our financial condition and result of operations will be affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could also be adversely affected by the effects of other epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if any of our employees are suspected of having contracted the COVID-19 as well as having affected by other epidemics such as the Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, and other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy and the consumer finance industry in general.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affecting our ability to provide products and services on our platform.

Our headquarter is located in Shanghai and many of our senior management reside in Beijing. Most of our system hardware and back-up systems are hosted in leased facilities located in Shanghai and Beijing. Consequently, we are highly susceptible to factors adversely affecting Shanghai and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur or aggravate in Shanghai and Beijing, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Management Measures for the Access of Foreign Investment (Negative List) (2019 version), or the Negative List, which became effective on July 30, 2019 and replaced the negative list in the Guidance Catalog for Foreign Investment Industries (2018 Revision), and other applicable laws and regulations.

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

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our VIEs, revoking the business licenses or operating licenses of our WFOE or our VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of our VIEs, and/or our failure to receive economic benefits from our VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

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

Our VIEs hold substantially all of our assets, some of which are material to our operation, including, among others, intellectual properties, hardware and software. Under the contractual arrangements, our VIEs may not, and the shareholders of our VIEs may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our VIEs’ shareholders breach these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has already been slowing since 2010. In particular, National Bureau of Statistics of China reported a 6.8% drop in gross domestic product (GDP) for the first quarter of 2020 compared with the same period of 2019. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and become the legal foundation for foreign investment in the PRC.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offerings to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long-term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such recording or registration, our ability to use the proceeds of our securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, and the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. This restriction was relaxed, however, in October 2019 since when non-investment foreign-funded enterprises can make domestic equity investments by converting their foreign exchange capital,provided that such investments should be in compliance with the Negative List and other relevant PRC laws and regulations.

SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China the net proceeds from our securities offerings, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, which could also affect holders of our ADSs.

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

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures if they participate in any stock incentive plan of an overseas publicly traded company, unless certain exceptions are available. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or non PRC citizens living in the PRC for a continuous period of not less than one year and have been granted stock options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

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

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;
●	deterioration of the collaboration relationship with 360 Group;
●	conditions in the online consumer finance industries;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other online consumer finance platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends either out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the underlying class A ordinary shares represented by your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the underlying class A ordinary shares represented by your ADSs at a meeting and as to a matter, if:

●	we gave the depositary timely notice of the meeting and related voting materials;
●	we confirmed to the depositary that we wish a discretionary proxy to be given;
●	we confirmed to the depositary that we reasonably do not know of any substantial opposition as to a matter to be voted on at the meeting; and
●	we have confirmed to the depositary that the matter voted not have material adverse impact on shareholders.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the underlying class A ordinary shares represented by underlying your ADSs at any particular shareholders’ meeting, you cannot prevent such underlying class A ordinary shares represented by your ADSs from being voted at that meeting, provided the other conditions described above are satisfied, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our ordinary shares consist of class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of class B ordinary shares are entitled to twenty votes per share. Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof, while class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Hongyi Zhou, beneficially owned 76.0% of the aggregate voting power of our company as of February 29, 2020. As a result, he has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Furthermore, given our dual-class shares structure, Mr. Zhou will have the ability to influence the outcome of all corporate governance matters so long as he beneficially owns at least 4.8% of our total issued and outstanding share capital in class B ordinary shares. This structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Hongyi Zhou, the chairman of our board of directors, enjoys more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The dual class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs, each representing two of our class A ordinary shares, in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

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

Mr. Hongyi Zhou, the chairman of our board of directors, influences 76.0% of the total voting power of our issued and outstanding ordinary shares as of February 29, 2020. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

Mr. Zhou may take actions that are not in the best interest of us or our other shareholders. This concentration of beneficial ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our public offerings. In addition, the significant concentration of beneficial ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

In May 2018 and November 2019, we adopted our 2018 Share Incentive Plan and 2019 Share Incentive Plan, respectively, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Share Incentive Plan was later amended in November 2019. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our combined and consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Share Incentive Plan and 2019 Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company, restricted shares and restricted share units. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Incentive Plan is 25,336,096. The maximum aggregate number of ordinary shares that may be issued under the 2019 Share Incentive Plan is 1.0% of the total number of the issued and outstanding shares on January 1, 2019, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2020. As of March 31, 2020, class A ordinary shares underlying the options and restricted share units that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 17,392,365 and the class A ordinary shares underlying the restricted share units that have been granted and are outstanding under the 2019 Share Incentive Plan amounted to 1,741,548. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In particular, a majority of our outstanding shares are held by venture capital and/or private equity fund investors that are not our affiliates. These shareholders may have varying investment horizons, cash needs and repayment obligations under certain financing arrangements, including one entered into by certain beneficial owners of our shares, whom were originally organized and capitalized for the purpose of the privatization transaction of Qihoo 360 Technology Co. Ltd., and may sell their shares in reliance on Rule 144 without volume limitation.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we rely on home country practice with respect to certain aspects of our corporate governance. See “Item 16G. Corporate Governance.” Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a PFIC for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our combined and consolidated financial statements. Assuming that we are the owner of our VIEs (including their respective subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Recent fluctuations in the market price of our ADSs and ordinary shares increased our risk of becoming a PFIC. The market price of our ADSs and ordinary shares may continue to fluctuate considerably, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2019 or becoming a PFIC in one or more future taxable years.

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

We incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. For example, as a result of becoming a public company, we increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs in obtaining director and officer liability insurance. In addition, we incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, we have ceased to be an “emerging growth company” as of December 31, 2019, and therefore are no longer able to take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have incurred significant expenses and devoted substantial management efforts, and expect to continue to do so to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

On July 1, 2019, we completed a follow-on public offering of ADSs by certain selling shareholders. Through the follow-on offering the selling shareholders sold an aggregate of 9,609,000 ADSs at the price of US$10.00 per ADS. Net proceeds to the selling shareholders, after deducting underwriting commissions and before expenses, amounted to approximately US$92.7 million. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

On January 30, 2019, Shanghai Financing Guarantee, through which we provide the guarantee to our borrowers for the loans provided by our funding partners, obtained the financing guarantee certificate granted by competent governmental authorities to conduct financing guarantee business.

On November 27, 2019, FountainVest Partners, or FountainVest, acquired an aggregate of 11,521,266 ADSs of the Company from certain shareholders unaffiliated with our company in a series of privately negotiated, off-market transactions through Ruby Finance Investment. On December 9, 2019, a company wholly-owned by the spouse of Mr. Hongyi Zhou and a company established on behalf of certain management of the Company, including most of senior members of the management, or entities of Zhou and Management, reached agreement with FountainVest to subscribe for certain newly issued ordinary shares of Ruby Finance Investment for a total subscription price of US$20 million, and together with FountainVest, to invest up to US$60 million to purchase our company’s shares in the next twelve months through Ruby Finance Investment. On December 19, 2019, Ruby Finance Investment received US$20 million from entities of Zhou and Management. Ruby Finance Investment then further acquired 2,023,544 ADSs of the Company and held an aggregate of 13,544,810 ADSs of the Company as of December 31, 2019

Our principal executive offices are located at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China. Our telephone number at this address is +86 21 6151-6360. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40 Street, 10th Floor, New York, NY 10016.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at http://ir.360jinrong.net.

B.          Business Overview

We are a leading digital consumer finance platform and the finance partner of the 360 Group, one of the largest internet companies in China. Through our services, we match underserved individual borrowers with credit demand to a diversified pool of financial institutions with credit to supply.

Our proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with our 360 Group partnership, our technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of our business. From inception to December 31, 2019, we had facilitated over RMB326.1 billion (US$46.8 billion) in loans to 15.9 million of our borrowers.

We were born with genes of a technology company, and aim to empower financial institutions with our technologies through more efficiently solving the mismatch of demand and supply of credit. At the inception, we first started to tap into the market taking credit risk in a substantial portion of loans underwritten through our platform, by providing guarantees to financial institution lenders either directly or indirectly. We are gradually transitioning to a more technology-centric approach and in the same time deleverage our business to more healthy level and enhance our platform's sustainability. In the meantime, we continued to diversify our funding sources, into banks, consumer finance companies and peer-to-peer lending platforms.

In providing platform services, we substantially reduce our guarantee services and take no or limited credit risks related the loans we facilitate. Our platform services include the capital light model of loan origination and referral services. We either refer borrowers to our funding partners, assist them with credit assessment, credit management and collection, and charge service fee accordingly – which we refer to as capital light model of loan origination – or refer borrowers to certain online lending marketplaces and earn referral fees. In the fourth quarter of 2019, loans originated under the capital-light model accounted for 22.0% of total loan originations, a significant increase from 0.8% in the first quarter of 2019. As of December 31, 2019, outstanding loan balance for capital-heavy loans was RMB58,086.4 million (US$8,343.6 million), 8.1 times of our total equity, as compared to 9.5 times as of December 31, 2018.

The adoption of ASC 326 is expected to reduce the beginning balance of retained earnings as of January 1, 2020 by approximately 1.8 billion without taking into consideration of effect of income tax, which will lead our outstanding loan balance for capital-heavy loans to be 10 times of our adjusted total equity as of December 31, 2019. In addition, the reduction of retained earnings is mainly caused by the requirement to record a contingent guarantee liability with an allowance for credit losses under CECL model at inception of the guarantee together with the stand-ready guarantee liability. While the latter will be released into guarantee revenue over the term of the guarantee, the impact on net profit will be the same at the expiry of the guarantee term.

Our Services

We match underserved individual borrowers with credit demand to a diversified pool of financial institutions with credit to supply, through both credit-driven services and platform services.

Credit driven services

Under the credit driven services category, we provide incremental credit assessment, collection and other services to facilitate transactions in addition to matching borrowers with funding sources. We also conduct risk management and provide guarantee for defaulted loans. We either by our own licensed financing guarantee companies or engage licensed third-party vendors and insurance company to guarantee loans originated through our platform, and often, we provide back-to-back guarantee to these external vendors at their requests. Under the cooperation with third-party vendors, we provide certain deposits in bank accounts of licensed guarantee companies as back-to-back guarantee, when in the event of default, the deposits will be used to compensate licensed guarantee companies for their payout amount to our funding partners in accordance with the agreements with these guarantee companies. Under the cooperation with insurance companies, we are obligated to prepay funding in the form of security deposit with the insurance companies which is used to compensate the institutional funding partners.

Platform services

Our platform services include the capital light model of loan origination and referral services.

Capital-light model

We focused on implementing our strategic transition from a traditional loan facilitator to a technology enabler through the ‘capital-light’ model in 2019. Under the capital-light model, we help our financial institution partners provide loans directly to borrowers by leveraging our technology capabilities, conducting preliminary risk analysis and providing post-origination services. As of December 31, 2019, we worked with 12 funding partners under our capital-light model.

Referral services

In addition to the credit assessment, credit management and collection services we provide to our financial institution lender customers, we also refer some applicants on our platform who do not fit our risk appetite to certain online lending marketplaces, and earned referral fees. We consider this supplemental in nature to our loan origination services, due to its relatively small size and significantly volatile revenue streams swayed strongly by credit demand, credit cycle and regulatory restrictions.

The following table reflects our operating data related to credit driven services and platform services respectively for 2019 or as of December 31, 2019:

	Loan origination volume	Ending balance
	(in RMB millions)

Capital-heavy loans:	171,422	58,086
Capital-light loans	27,244	14,069
Total	198,666	72,155

Products presented to individual borrowers

The core product that we present to individual borrowers is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our product is provided under the 360 Jietiao brand (“360 ” in Chinese, which means “360 notes”).

Our borrower engagement begins with a credit application which typically takes less than five minutes. Once approved, a prospective borrower is granted a line of credit, with a principal amount ranging from RMB1,000 to RMB200,000, for drawdowns based on specific needs with an amount ranging from RMB500 to RMB40,000. The average single drawdown amount for 2019, was RMB4,360.4. When an approved borrower makes a drawdown request, we and our funding partners then complete separate credit assessments. Once a drawdown is approved, a borrower may elect a loan tenor best suited for her financial needs, in fixed terms of one month, three months, six months, twelve months, eighteen months or twenty-four months, to be repaid in monthly installments. We are also offering other payment terms such as repayment at any time with a fixed daily interest within one or two months.

As of December 31, 2019, we have approved credit lines for 24.7 million users, with an average credit line per user of approximately RMB9,983.6. The average amount of approved credit line for 2019 was RMB10,581. The volume of loan origination in 2019 was RMB198.7 billion (US$28.5 billion). The outstanding balance of all loans made through 360 Jietiao as of December 31, 2019 was RMB72.2 billion (US$10.4 billion). The average tenor of loans originated in 2019 was 7.9 months, and 7.7 months if considering prepayments.

Credit Demand - Our Borrowers

Borrower profile

We target the large and growing Chinese population of young borrowers between 18 to 35 years old, with established credit histories and low default risk, but underserved by the traditional financial institutions. As of December 31, 2019, we had a total of 24.7 million users with approved credit lines, 63.8% of whom held credit cards and 52.6% were between 18 to 35 years old. We have launched a pilot program that targets micro- and small-business owners, which we tailored to reflect such borrowers’ actual needs while giving consideration of their unique risk profiles. As we are diversifying our funding channel and improving our risk management capacities, we proactively extended services to users with different profile, while at the same time keeping our overall risk levels under control.

Our borrowers are generally drawn to our platform for supplemental credit solutions. We believe our borrowers choose us for an ease of use beginning with our streamlined credit application and extending to the flexibility to make drawdowns at any time.

In addition to tracking total borrowers on our platform, we also measure performance by monitoring our repeat borrower contribution and loss rates. Our repeat borrower contribution was 71.8% for the year ended December 31, 2019 and our M3+ delinquency rate as of December 31, 2019 was 1.31%. We believe our high levels of repeat borrower contribution coupled with low delinquency rates reflect our borrowers’ loyalty and creditworthiness.

Borrower acquisition

360 Group has historically been our most important borrower acquisition channel. We access many of these borrowers through our mobile app which is built into 360 Group’s products, accessible to the 360 Group’s user base.

We are improving our targeted marketing capabilities leveraging big data analytics. We generate target borrower profiles based on our registered user and borrower base, collaborate with some of our major channel partners to co-develop analytics algorithms based on anonymous borrower information, and then mirror the target borrower profiles to a much larger user base of our channel partners. Our channel partners can distribute targeted advertisements to their users according to specific rules and instructions based on the analytics algorithms. We continue to optimize our proprietary AI system to cover more acquisition channels and reach more quality borrowers. We are also working with our channel partners to explore marketing opportunities under richer scenarios such as social network to further improve our borrower acquisition efficiency.

Lastly, we have initiated a borrower referral program which contributed 5.3% of our new borrowers cumulatively as of December 31, 2019.

Credit Supply - Our Funding

We have a stable and diversified base of funding partners. In addition to matching borrowers with funding sources, we also provide incremental credit assessment, collection and other services to facilitate transactions for a substantial portion of loans originated through our platform. We primarily rely on our diversified financial institution funding partners, while also have access to retail investor base through a peer-to-peer institutional partner. With sufficient and strong funding commitment, we have the flexibility to adjust funding mix subject to market condition. For our cumulative loan originations as of December 31, 2019, financial institutions accounted for 83.4%, peer-to-peer institutional partner accounted for a 15.7%, and our online microcredit company accounted for 0.9%.

Institutional funding partners

As of December 31, 2019, we cooperated with a total of 81 institutional funding partners, including financial institutions and Peer-to-peer institutional partner.

Financial institutions

We refer qualified borrowers to institutional funding partners, who may elect to underwrite loans based on their own risk appetites. Our financial institution funding partners are primarily national and regional commercial banks with lower funding costs, more comprehensive compliance protocol and more conservative risk management infrastructures compared with other lending market participants. As of December 31, 2019, all our financial institution funding partners covers a geographic scope of 24 provinces and 50 cities. Within the category of commercial banks, regional commercial banks underwrote 50.0% of all loans facilitated through our platform in 2019, and national banks underwrote 10.7%.

In certain special cases and as required by a small number of financial institution funding partners, some of our loans are funded and disbursed indirectly through trusts and asset management plans. We are considered the primary beneficiary of the trusts and asset management plans and consolidate their assets and liabilities on our balance sheet.

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

Peer-to-peer institutional partner

We have access to retail investor base by collaborating with a P2P lending platform operated by a subsidiary of Beijing Qibutianxia and thus a related party, which matches our borrowers with individual investors and facilitates loan funding. We retain the flexibility to evaluate retail funding strategy based on market and regulatory environment. Loan funded by P2P lending platforms represented 3.0% of our total loan origination volume for the fourth quarter of 2019, as compared to 21.9% in the same period of 2018.

Alternative funding initiatives

We may have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of ABS. We have been approved to list a total of RMB10 billion of ABS on the Shanghai Stock Exchange and Shenzhen Stock Exchange. As of December 31, 2019, we issued ABS of RMB2.3 billion with the comprehensive cost of funding less than 6.0%.

Our online microcredit company

In March 2017, we established an online microcredit company, Fuzhou Microcredit, which obtained regulatory approval and was issued a microcredit license to fund loans directly. In 2019, RMB390.37 million (US$56.1 million) of credit drawdowns were funded through our online microcredit company, representing approximately 0.2% of the total amount of loans originated by us during such period. All loans funded by Fuzhou Microcredit were originated through our platform and we record such loans on our balance sheet. As of December 31, 2019, Fuzhou Microcredit had registered capital of RMB500 million.

Risk Management

We believe our industry-leading risk management capabilities are a key competitive advantage allowing up to scale.

Data aggregation

We believe large volumes of high quality data differentiate online consumer lending platforms, and we have a meaningful competitive advantage based on our proprietary data collection abilities, our collaboration with 360 Group and other third-party providers. In addition, we have obtained approval in September 2019 from People’s Bank of China to access its credit system, which will allow us to download and submit data on borrower’s credit profile.

Our Argus RM Model aggregates and structures borrower data we have collected in an automated and efficient way relying on our algorithm. As of December 31, 2019, we have generated profiles for 135.0 million registered users.

Behavior analysis and fraud detection

Fraud is the single largest source of credit-related loss within the online consumer finance industry today. Our underwriting process is differentiated, we believe, based on our fraud detection capabilities. Through our Argus RM Model, we marry data aggregation with fraud detection capabilities as follows:

●	Identity authentication. We use facial recognition technology and other tools and processes leveraging internal and external data sources to verify the identity of a prospective borrower, denying those applications completed with what we believe to be a false identify.
●	Blacklist filtering. We maintain a real-time list of suspicious devices and accounts referred to as a blacklist and to which we have automated access. We refer to the blacklist as well as fraud histories provided by third-party institutions to filter prospective borrowers with high fraud risks.
●	Anti-fraud algorithms. We filter borrowers through the use of anti-fraud algorithms based on machine learning:
●	we utilize supervised machine learning processes to learn from known fraud behavior patterns, training our algorithms to develop rules to identify similar patterns and deny suspicious applications;
●	we utilize unsupervised machine learning to run anomaly detection to detect individual and aggregated abnormal patterns to identify unknown fraud behaviors; and

●	we conduct a social network analysis, connecting seemingly unrelated factors to often detect fraud schemes.

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

Collection

We believe we optimize the collection process for delinquent loans based on the use of a C-Score we assign to each borrower in default using the Argus RM Model. The C-Score processes data from historical collection efforts to automatically identify the most efficient channel for collection, including text messages, mobile app push notices, AI initiated collection calls, human collection calls, emails or legal letters. We also outsource our collection to third-party collection service providers, particularly after 60 days of delinquency. To fulfill the compliance requirements, all the third-party collection will not only be completed through our internal collection system but also be subject to 100% real-time inspection by AI and our internal inspectors. We have adopted and enforced comprehensive collection policies and procedures, including close monitoring of our third-party service providers, to ensure that our collection practices are in compliance with current laws and regulations. In 2019, we further strengthened data protection of our collection services by desensitizing all personal contact information of our customers and clients.

We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. As of the date of this annual report, the application of our AI-powered collection has covered nearly 80% manpower in our collection services. Our collection system can conduct automatic outbound calls in batches and interact with our borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs.

We have maintained a delinquent loan collection rate of about 90% until the fourth quarter of 2019, during which we purposefully adjusted some of our loan collection methods in response to regulatory authorities’ more stringent compliance requirements, which resulted in our relatively less effective loan collection.

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

Technology & Security

We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior borrower experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by a strong research, development and risk management team which, as of December 31, 2019, accounted for 33.6% of our total employees.

Principal components of our technology infrastructure include:

●	Data science. Data science contributes to many elements of our business and operations, extending across an entire borrower lifecycle. Our Argus RM Model allows us to aggregate and assess thousands of data points to build a comprehensive profile for each borrower which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating our borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.

●	Artificial intelligence. We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-loan management and collections. We consistently update our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus RM Model, which consistently re-evaluates statistically significant variables and re-develops policies around borrower assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal credit decision only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For instance, our AI-powered voice system, which we apply to the collection of delinquent loans, has reduced our collections staff significantly and empowered the remaining staff to be more efficient and effective. Lastly, we are in the process of evaluating applications of blockchain across our business model.

●	Security. We are committed to maintaining a secure online platform. Our platform benefits from the expertise of the 360 Group’s platform as many of our employees, across all levels, came from 360 Group and contributed to building that business into China’s leading internet security platform. Our focus on security provides operational benefits, as borrowers are more willing to share sensitive information with us, we believe, because of our security reputation. Key security features are as follows:

● Our firewall monitors and controls incoming and outgoing traffic 24 hours per day;

● Our servers are managed by 360 Group and as such are both physically and virtually isolated with the intensive security protocols; and

● All transmission of borrower information is encrypted.

● We have also adopted a series of policies on internal controls over information systems and network access management. We maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security. Such efforts include having 360 Group’s software and mobile apps security team scan and reinforce our software and applications.

●	Stability. We operate on the 360 Group’s private cloud. Our systems infrastructure is hosted in data centers at three separate locations in Beijing and Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts a modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable.
●	Scalability. With a modular architecture our platform can be easily expanded as data storage requirements and borrower visits increase. In addition, load balancing technology helps us improve the distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Meanwhile, we have built our system in a partner-friendly approach as we provide flexible options to our partners regarding the scope of the data to be provided as well as how the data is provided. With such flexibility, we can cut a considerable amount of time and monetary cost in synchronizing the systems of ours and our partners’. For instance, it typically takes one to two weeks for us to develop our system access to a new partner’s system, which is a key selling point when prospective funding partners evaluate joining our platform.

Competition

The online consumer finance industry in China is intensely competitive. We compete with other online finance platforms, including technology giant backed internet consumer finance platforms, and independent internet consumer finance platforms. Meanwhile, we also compete with other online consumer finance platforms for funding, data and other third-party services. As increasingly more technology giants are tapping into this industry, we expect the market landscape to be further changed. Principal methods of competition include enhancing data analytics capabilities, engaging borrowers cost-effectively and strengthening funding sources.

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

We have one registered trademark and five trademarks pending approval in China, and 336 patents pending approval in China. We have 29 registered software copyrights and three software copyrights pending approval in China. We are also the registered holder of 34 domain names in China.

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

Regulations on Foreign Investment Restrictions

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and become the legal foundation for foreign investment in the PRC.

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

The Implementing Regulation for the Foreign Investment Law of the PRC (Decree No. 723 of the State Council), adopted at the 74th executive meeting of the State Council on December 12, 2019 which came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law of the PRC.

Regulations on foreign investment industries

The National Development and Reform Commission and the MOFCOM issued the Guiding Catalog for Foreign Investment Industries (2017 Revision), in June 2017. In accordance with this catalog, foreign investment industries are divided into three categories: the “encouraged category,” the “restricted category” and the “prohibited category,” and industries not mentioned, in these three categories, are generally deemed permitted. The Foreign Investment Catalog is subject to review and update by the Chinese government from time to time. Moreover, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 version) (the “Negative List”) on June 30, 2019, which has become effective as of July 30, 2019. The Negative List repeals the “restricted” and “prohibited” categories stipulated in the Foreign Investment Catalog. Pursuant to Interim Provisions on the Investment of Foreign-invested Enterprise in China implemented in September 2000 and most recently amended in October 2015, foreign investment enterprises may invest in encouraged and permitted projects in the PRC, but shall not invest in prohibited projects.

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

We provide commercial internet information services for which a VATS License is required through Shanghai Qiyu, one of our VIEs. As of December 31, 2019, Shanghai Qiyu has not obtained a VATS License. The PRC government may levy fines up to five times of the illegal income or RMB1 million, confiscate its income, revoke its business licenses, and require us to discontinue our relevant business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

We act as an online consumer finance service platform to help facilitate loans between our borrowers and our funding partners, and we are not a party to the loans facilitated. We do not raise funds from our funding partners to provide loans to borrowers.

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

In November 2019, the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group issued the Guiding Opinions on the Transformation of Online Lending Information Intermediaries into Pilot Microcredit Companies, or the Circular 83. The Circular 83 allows qualified Online Lending Information Intermediaries to transform into Microcredit Companies in order to proactively deal with and resolve the existing business risks of Online Lending Information Intermediaries industry. The Online Lending Information Intermediaries to be transformed must comply with certain requirements including strong shareholder background and registered capital of RMB50 million.

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

On October 9, 2019, nine governmental authorities including China Banking and Insurance Regulatory Commission, the NDRC and the MIIT promulgated the Supplementary Financing Guarantee Provisions, which requires that institutions providing services as customer recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such companies’ operation and properly make settlement for existing business contracts.

Fuzhou Financing Guarantee, through which we provide the guarantee to our borrowers for the loans provided by our funding partners, has obtained the financing guarantee certificate granted by relevant governmental authority to conduct financing guarantee business in June 2018. Shanghai Financing Guarantee, through which we provide the guarantee to our borrowers for the loans provided by our funding partners, has obtained the financing guarantee certificate granted by competent governmental authorities to conduct financing guarantee business in January 2019.

Although our online consumer finance platform neither collects guarantee fees from our institutional funding partners, nor take providing guarantees as our main operating business, our platform may be deemed to operate financing guarantee business and violate the Supplementary Financing Guarantee Provisions by the PRC regulatory authorities since some of our PRC subsidiaries without the relevant financing guarantee license provide guarantees or other credit enhancement services to some of our institutional funding partners. We have been switching to a new model and provide back-to-back guarantees for external guarantee companies. However, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear, therefore we cannot be certain that our new model will not be determined to violate the Supplementary Financing Guarantee Provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

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

The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and will be replaced by the 2020 Specification issued by the State Administration for Market Regulation and the Standardization Administration jointly which will take effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization. In addition, according to the 2020 Specification, personal biometric information should be stored separately from personal identity information and in principle, the original personal biometric information should not be stored; besides, it further requires that the privacy policy is to disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the State Administration for Market Regulation and the MIIT jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps, or the Announcement. According to the Announcement, from January to December 2019, four authorities abovementioned shall organize special crackdown against the illegal collection and use of personal information all over the country. App operators shall strictly fulfill their obligations regulated in the Cybersecurity Law when collecting and using personal information, and they shall be responsible for the security of personal information obtained and take effective measures to strengthen personal information protection. The App operators shall, by following the principles of lawfulness, legitimacy and necessity, not collect personal information that is not related to the services provided; when collecting personal information, they shall display the rules for the collection and use of personal information in an easy-to-understand, simple and clear manner, and personal information subjects shall independently choose consents; they shall not force the users to make authorization in the forms of default, bundling, stopping installation and use, etc., and may not collect personal information in violation of laws and regulations or against the agreements with users. It is advocated for App operators to provide users with the options to refuse to receive targeted pushes when they push news, current affairs and advertisements to targeted users.

On March 13, 2019, the State Administration for Market Regulation and the Office of the Central Cyberspace Affairs Commission jointly issued the Announcement on Launching the Security Certification of Apps, which encourages app operators to voluntarily pass the security certification of apps, and encourages search engines and app stores to clearly identify and give priority to recommending those certified Apps. On November 28, 2019, the Cyberspace Administration of PRC and other three authorities jointly issued the Announcement on Identification method of App Collecting and Using Personal Information in Violation of Laws and Regulations, which provides reference for determining the unlawful collection and usage of personal information via Apps.

On April 10, 2019, the Ministry of Public Security issued the Guide for Internet Personal Information Security Protection, which sets out the management mechanism, security technical measures and business processes for personal information security protection. This Guide is applicable for personal information holders to carry out security protection work during personal information life cycle processing. It is applicable to enterprises that provide services through the Internet, and also to organizations or individuals who use a private or non-networked environment to control and process personal information.

On February 13, 2020, the People’s Bank of China issued the Personal Financial Information Protection Technical Specification, which is an industry standard, to specify the security protection requirements for all aspects of personal financial information life cycle processing, including collection, transmission, storage, use, deletion, and destruction. This standard is applicable for financial industry institutions to provide financial products and services, and also provides a reference for security assessment agencies to conduct security inspections and assessments. According to the potential impact caused by unauthorized viewing or unauthorized change of financial information, this standard classifies personal financial information into three categories of C3, C2, and C1 from high to low sensitivity, and different requirements are put forward for the whole life cycle processing of all kinds of information according to different categories.

In providing our online consumer finance service, we collect certain personal information from our consumers, and also need to share the information with our institutional funding partners for the purpose of facilitating credit to our consumers, as borrowers. We have obtained consent from borrowers for us to collect, use and share their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted andapplied in a manner inconsistent with our current policies and practices or require changes to the features of our system. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities against us by government agencies or other individuals.

While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of information, our business and operations may be adversely affected.”

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

Regulations on dividend distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include PRC Company Law, PRC Wholly Foreign-owned Enterprise Law, and Implementation Rules of the PRC Wholly Foreign-owned Enterprise Law , of which the Wholly Foreign-invested Enterprise Law together with its implementation regulations will be replaced by 2019 PRC Foreign Investment Law from January 1, 2020. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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

In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with the SAFE or its local branches before exercising rights. If the PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. In May 2018 and November 2019, we adopted the 2018 Share Incentive Plan and the 2019 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2018 Share Incentive Plan and 2019 Share Incentive Plan.” We will also advise the recipients of awards under our 2018 Share Incentive Plan to handle relevant foreign exchange matters in accordance with the 2012 SAFE Notices. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the 2012 SAFE Notices. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

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

Trademarks

PRC Trademark Law was promulgated by the NPC Standing Committee in August 1982 and most recently amended in April 2019, and the Implementation Regulations on the PRC Trademark Law was promulgated by PRC State Council in August 2002 and amended in April 2014. These laws and regulations provide the basic legal framework for the regulations of trademarks in the PRC. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certificate trademarks. The Intellectual Property Office under the State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the country. Trademarks are granted on a term of ten years. Applicants may apply for an extension 12 months prior to the expiration of the 10 year term.

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

According to the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises, the merger and acquisition of domestic non-foreign-invested enterprises by foreign investors shall, if not involving special access administrative measures and affiliated mergers and acquisitions, be subject to the record filing measures.

Furthermore, the MOFCOM and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information on December 30, 2019, which came into effect on January 1, 2020 and replaced Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to such measures.

For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Laws and Regulations Relating to Labor

Pursuant to PRC Labor Law, promulgated by the NPC Standing Committee in July 1994 and revised in August 2009 and December 2018, and the Labor Contract Law of PRC, promulgated by NPC Standing Committee in June 2007 and amended in December 2012, and the Implementing Regulations of the Labor Contract Law, employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Under PRC laws, rules and regulations, including the PRC Social Insurance Law promulgated by the NPC Standing Committee in October 2010, which became effective in July 2011 and amended in December 2018, the Interim Measures on the Collection and Payment of Social Security Funds in January 1999 and amended in March 2019, the Regulations on Work Injury Insurance issued by PRC State Council in April 2003, and amended in December 2010, the Regulations on Unemployment Insurance promulgated by PRC State Council in January 1999 and the Regulations on the Administration of Housing Accumulation Funds, or the Regulations on Housing Fund released by PRC State Council in April 1999 and last amended in March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds and implement certain employee benefit plans, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount. According to the PRC Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

We have caused all of our full-time employees to enter into written employment contracts with us and have provided and currently provide our employees with proper welfare and employee benefits as required by the PRC laws and regulations.

Regulations related to Tax

Enterprise income tax

Under the PRC Enterprise Income Tax Law, or the EIT Law, effective in January 2008 and amended in February 2017 and December 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” which means that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

Value-added tax

According to the Interim Regulations on Value-added Tax, which was promulgated by PRC State Council in December 1993 and most recently amended in 2017, and the Implementing Rules of the Interim Regulations on Value-added Tax, promulgated by the MOF in December 2008 and most recently amended in October 2011 all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application. According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which was issued in March 2016 and effective in May 2016 and most recently amended in March 2019, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax instead of business tax. Following the implementation of the VAT Pilot Plan, all of our PRC subsidiaries and affiliates have been subject to VAT, at a rate of 6% instead of business tax.

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entities of the Company as of December 31,2019:

(1)  Each of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee is wholly owned by Beijing Qibutianxia, whose shareholders are beneficial owners of the shares of our company. Shanghai Financing Guarantee is owned by Beijing Zhongxin Baoxin Technology Co., Ltd. and Beijing Qicaitianxia Technology Co., Ltd., which is in turn wholly owned by Beijing Qibutianxia.

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

All our three other VIEs, namely Fuzhou Microcredit, Fuzhou Financing Guarantee and Shanghai Financing Guarantee, and their respective nominee shareholders, have each entered into a set of contractual arrangements, including Power of Attorney, Equity Interest Pledge Agreement, Loan Agreement, Exclusive Consultation and Service Agreements, Exclusive Option Agreement, with our WFOE, in terms that are substantially similar to the agreements described above.

Our WFOE, Fuzhou Microcredit and Beijing Qibutianxia have entered into an exclusive option agreement, our WFOE, Fuzhou Financing Guarantee and Qibutianxia have entered into an exclusive option agreement, and our WFOE, Shanghai Financing Guarantee, Beijing Zhongxin Baoxin Technology Co., Ltd. and Beijing Qicaitianxia Technology Co., Ltd. have entered into an exclusive option agreement, all of which terms are substantially similar to the exclusive option agreement described above.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

●	the ownership structures of our VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and
●	the proposed contractual arrangements between our company, our WFOE, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable under PRC law, and will not result in any violation of applicable PRC laws currently in effect.

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

D.          Property, Plant and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of 4,988 square meters as of December 31, 2019. We also lease an area of 2,172 square meters in Hefei, an area of 2,968 square meters in Fuzhou, an area of 2,879 square meters in Shenzhen, and an area of 1,759 square meters in Beijing. The lease term varies from 6 months to 3 years. Our servers are primarily hosted at internet data centers owned by 360 Group and located in Beijing and Shanghai. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.          Operating Results

Key Factors Affecting Our Results of Operations

Ability to attract and retain borrowers

Our net revenue grew significantly in 2019 primarily as a result of growth in loan origination volume on our platform. In 2019, we originated RMB198.7 billion (US$28.5 billion) of loans.

Growth in our business has been primarily driven by the expansion of our borrower base. The number of users with approved credit lines grew from 3.3 million as of December 31, 2017 to 12.5 million as of December 31, 2018, and further to approximately 24.7 million as of December 31, 2019. We anticipate that our future growth will continue to depend on our ability to attract new users to our platform.

In addition, we believe repeat borrowings by our existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Our repeat borrower contribution was 81.9% for the three months ended December 31, 2019. We believe this high repeated borrower contribution is primarily due to our ability to address the credit needs of our targeted borrower cohort, the superior borrower experience on our platform and the competitiveness of loan pricing.

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

Beginning from the fourth quarter of 2019, the PRC regulatory authorities imposed more stringent requirements on loan collection and stepped up scrutiny of consumer finance platforms' compliance practice in this regard. We thus purposefully adjusted some of our collection methods to maintain compliance, which led to a lower delinquent loan collection rate. To manage the risk associated with the relatively less effective loan collection, we adopted a more conservative approach in conducting risk assessment, reduced spending on borrower acquisition, and reserved more provision for our loan products.

As a result of the strong performance of our Argus RM Model and our risk management measures, the M3+ delinquency rate for all loans outstanding was 1.31% as of December 31, 2019. Please see “—Loan Performance Data” below for more data to demonstrate the effectiveness of our risk management.

We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Ability to maintain collaboration with quality funding partners and diversify funding sources

Maintaining a healthy collaboration relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. From our inception to December 31, 2019, 83.4% of all loans originated through our platform were funded by financial institutions. In addition, our ability to collaborate with quality funding partners also impacts our profitability and our ability to provide reasonably priced financing solutions to our borrowers.

We have established cooperative relationships with a wide array of institutional funding partners, and are further diversifying the funding partner pool. As of December 31, 2019, we had reached collaboration agreements with 81 financial institution funding partners.

We have also issued ABS of RMB2.3 billion to further diversify our funding sources, which ABS are listed and traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange.

Ability to optimize our cost structure

Our ability to optimize our cost structure will impact future profitability. We incurred significant expenses following inception as we grew our business. In particular, we have invested significantly in both borrower acquisition, technology and research and development, particularly around advantaged analytics. We also adjusted our cost structure from time to time in commensurate with our risk exposure. For example, starting from the fourth quarter of 2019, our expenses on borrower acquisition witnessed a downward adjustment in an effort to manage the risk associated with the less effective loan collection resulting from the tightened requirements on loan collection practice imposed by the PRC regulatory authorities.

Continued optimization of our cost structure will depend on our ability to continue our cost-efficient borrower acquisition and achieve the appropriate scale to support our continued, on-going investments in technology.

Loan Performance Data

The following table provides our delinquency rates for all loans (including on- and off-balance-sheet loans) as of December 31, 2017, 2018 and 2019:

Delinquent for more than 90 days
December 31, 2017	0.4%
December 31, 2018	0.9%
December 31, 2019	1.3%

The overall M3+ delinquency rate was kept at a low level while increasing from 0.4% as of December 31, 2017 to 1.3% as of December 31, 2019 as we explore the near-prime borrower segment and increase our offering of loans with an APR exceeding 24%. The outstanding balance of loans with an APR exceeding 24% increased from 43.5% of our total outstanding loan balance as of December 31, 2017 to 71.0% as of December 31, 2018, and further to 72.3% as of December 31, 2019.

In addition to overall M3+ delinquency rates, we also use adjusted M3+ delinquency rate and vintage delinquency rates to monitor the performance of our loans.

We define adjusted M3+ delinquency rate as the ratio of the total balance of M3+ delinquent loans as of the end of a given quarter bears to the loan balance in two quarters earlier. We believe adjusted M3+ delinquency rate more accurately reflects our loan performance than conventional M3+ delinquency rate does. Most of Outstanding loan balance originated in a given quarter will not become delinquent until the next quarter, during which period some of such loans may become M1 to M3 delinquent, as the case may be, and if they are not repaid in full, may become M3+ delinquent in the next subsequent quarter. Conventional M3+ delinquency rate is obtained by dividing all M3+ delinquent loans as of a given measurement date by all outstanding loan balance as of such date. As such, loans originated within the quarter as of the measurement date could not be reflected in its numerator while being included in the denominator. In comparison, all loans that have the possibility of being M3+ delinquent are captured in both the numerator and the denominator of the adjusted M3+ delinquent rate formula. Therefore, adjusted M3+ delinquency rate more accurately presents the percentage of the M3+ delinquent portion of a given outstanding loan balance. Our adjusted M3+ delinquency rate for the fourth quarter of 2019 was 1.5%.

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

For the loans disbursed indirectly through trusts and assets management plans per the request of our funding partners, for the majority of trusts, we have determined that we are the primary beneficiary of such trusts and asset management plans. We therefore consolidate the trusts and asset management plans and record the loans funded through these trusts and asset management plans, along with those directly by our own funds, on our balance sheet. On-balance-sheet loans are recorded at amortized costs, revenues from these loans are accounted as financing income, and we recorded allowance for loan loss.

For these off-balance-sheet loans, we earn service fees, including loan facilitation and post-origination service fees, from funding partners. Additionally, in connection with a portion of such off-balance-sheet loans, we also, either provide no guarantee or partial guarantee services in platform services, or through our subsidiaries with financing guarantee license or third-party guarantee companies or insurance companies, provide certain assurance to funding partners and incur guarantee liabilities accordingly in providing credit driven services, consequently take credit risk because of such guarantee arrangement.

	As of December 31,
	2017		2018		2019
	Outstanding		Outstanding		Outstanding
	Principle Balance	%	Principle Balance	%	Principle Balance	%
	(RMB in millions, except for percentages)
On-balance sheet loan	1,197	9.8	830	1.9	9,394	13.0
through trust and asset management plans	286.5	2.3	321.7	0.7	157.6	0.2
by our own microcredit companies	910.5	7.5	508.4	1.2	9,236.8	12.8
Off-balance sheet loan	11,005	90.2	42,247	98.1	62,761	87.0
Total	12,202	100.0	43,077	100.0	72,155	100.0

We recognize revenues from an on-balance-sheet loan over the lifetime of the loans using the effective interest method, whereas a significant portion of revenues from an off-balance-sheet loan relating to loan facilitation services are recognized when a loan is facilitated between the institutional funding partner and the borrower facilitated, and the remaining portion relating to collection and other services are recognized over the term of the loan.

The outstanding principle balance of our on-balance-sheet loan increased in 2019 as the financing cost for funds from institutional funding partners of the consolidated trusts declined during such period and, therefore, we sourced more funds from such partners.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue mainly from providing financial services through matching the credit demand of underserved individual lenders with credit supply from our funding partners. The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Credit driven services	703,747	89.3	4,170,271	93.8	8,013,391	1,151,052	86.9
Loan facilitation and servicing fees-capital heavy	647,350	82.1	3,807,242	85.6	6,273,131	901,079	68.0
Revenue from loan facilitation services	552,313	70.1	3,058,084	68.8	4,396,300	631,489	47.7
Revenue from post-origination services	95,037	12.0	749,158	16.8	1,876,831	269,590	20.3
Financing income	50,966	6.5	267,844	6.0	1,309,616	188,115	14.2
Revenue from releasing of guarantee liabilities	331	0.0	25,169	0.6	285,407	40,996	3.1
Other services fees	5,100	0.6	70,016	1.6	145,237	20,862	1.6
Platform services	84,397	10.7	276,747	6.2	1,206,456	173,296	13.1
Loan facilitation and servicing fees-capital light	—	—	58,348	1.3	814,581	117,007	8.8
Revenue from loan facilitation services	—	—	49,549	1.1	672,982	96,668	7.3
Revenue from post-origination services	—	—	8,799	0.2	141,599	20,339	1.5
Referral service fees	84,397	10.7	211,087	4.7	375,551	53,945	4.1
Other services fees	—	—	7,312	0.2	16,324	2,344	0.2
Total net revenue	788,144	100.0	4,447,018	100.0	9,219,847	1,324,348	100.0

We divide the loans originated from our platform into two categories, namely credit driven services and platform services. In capital-heavy loan facilitation transactions, we either fund on-balance-sheet loans or provide assurance to funding partners for off-balance-sheet loans, through our subsidiaries with financing guarantee license or third-party guarantee companies or insurance companies, consequently take credit risk because of the on-balance-sheet lending or the guarantee arrangement. By revenue nature, service fee income from off-balance-sheet loans is recorded as loan facilitation and servicing fees-capital heavy, income from our on-balance-sheet lending is recorded as financing income.

On the other hand, in providing platform services, we either refer borrowers to our funding partners, assist them with credit assessment, credit management and collection, and charge loan facilitation and servicing fees accordingly – which we refer to as capital light model of loan origination – or refer borrowers to certain online lending marketplaces and earn referral fees.

This categorization of credit driven services and platform services started from 2019, which we believe provides more relevant and accurate information on our performance and better aligns our statements of operations data with our balance sheet data, especially in light of our expectation that volumes of loans facilitated through our platform services will increase. The following table represents the mapping of revenue as reported under and before the new reclassification for the years ended December 31, 2017 and 2018:

As reported under new classification			As reported before reclassification

	Year ended	Year ended		Year ended	Year ended
	December 31, 2017	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB		RMB	RMB

Loan facilitation and servicing fees-capital heavy	647,350	3,807,242	Revenue from loan facilitation services	552,313	3,107,633
Loan facilitation and servicing fees-capital light	—	58,348	Revenue from post-origination services	95,037	757,957
Subtotal	647,350	3,865,590	Subtotal	647,350	3,865,590

Financing income	50,966	267,844	Financing income	50,966	267,844

Revenue from releasing of guarantee liabilities	331	25,169	Other service fee revenues	89,828	313,584
Referral services fees	84,397	211,087
Other services fees-credit driven services	5,100	70,016
Other services fees-platform services	—	7,312
Subtotal	89,828	313,584	Subtotal	89,828	313,584
Total	788,144	4,447,018	Total	788,144	4,447,018

Here below we further elaborate the nature of each revenue stream.

Loan facilitation and servicing fee revenues.    For each off-balance-sheet loan originated through our platform, we charge an overall fee at a certain percentage of loan principal. In 2017, the service fees were collected from the borrowers on a monthly basis through the loan period. Starting from 2018, to follow the regulation change, particularly the Circular 141 which came into effect in December 2017, we started to charge service fees directly from our funding partners based on the contractual agreements. Loan facilitation and service fees consist of revenues derived from both credit driven services and platform services.

Financing income.    We generate financing income from on-balance-sheet loans, which include loans from our funding partners but disbursed indirectly to borrowers through our consolidated trusts and asset management plans, as well as loans funded by our own microcredit company.

Revenue from releasing of guarantee liabilities. We provide a guarantee service to our institutional funding partners on the off-balance-sheet loans originated through our platform under the credit driven services, and recognize income from such service through performance of the guarantees at the expiry of the guarantee term.

Referral service income. We provide referral services to other platforms by referring the borrowers to them who have not passed our credit assessment.

Cost and expenses

The table below sets forth our operating costs and expenses in absolute amounts and as a percentage of our total revenue for the periods indicated.

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	121,821	15.5	666,067	15.0	1,083,372	155,617	11.8
Funding costs	14,437	1.8	71,617	1.6	344,999	49,556	3.7
Sales and marketing	345,576	43.8	1,321,950	29.7	2,851,519	409,595	30.9
General and administrative	45,852	5.8	560,702	12.6	428,189	61,505	4.6
Provision for loans receivable	12,406	1.6	44,474	1.0	486,991	69,952	5.3
Provision for financial assets receivable	16,273	2.1	53,989	1.2	166,176	23,870	1.8
Provision for accounts receivable and contract assets	21,180	2.7	83,707	1.9	230,280	33,078	2.5
Expense on guarantee liabilities	—	—	—	—	734,730	105,537	8.0
Total cost of revenues	577,545	73.3	2,802,506	63.0	6,326,256	908,710	68.6

In correspondence to the reclassification of revenue streams, we recategorize our cost and expenses as well as displayed above. The following table represents the mapping of costs and expenses as reported under and before the new reclassification for the years ended December 31, 2017 and 2018:

As reported under new classification			As reported before reclassification

	Year ended	Year ended		Year ended	Year ended
	December 31, 2017	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB		RMB	RMB

Origination and servicing	121,821	666,067	Origination and servicing	136,106	728,999
Funding costs	14,437	71,617
General and administrative	45,852	560,702	General and administrative	46,004	569,387

Total	182,110	1,298,386	Total	182,110	1,298,386

Here below we further elaborate the nature of each item of our costs and expenses.

Origination and servicing.   Origination and servicing expenses represent the costs incurred to originate and service loans through our platform, including both off-balance-sheet loans where we earn loan facilitation service fees and post-origination service fees, as well as on-balance-sheet loans where we earn financing income.

It mainly includes (i) salary and benefit expense for personnel working in origination, credit assessment, and servicing functions, (ii) credit search expense, (iii) collection expense, (iv) payment transaction expense, and (v) expenses related to communications to borrowers.

As a general trend, expenses related to credit search, collection, and payment transaction all change in proportion to the change of loan origination volume or the number of loan applications on our platform; expenses related to communications to borrowers relate to the number of registered users that we have granted credit lines.

Sales and marketing.   Sales and marketing expenses include advertising expense to promote our brands and attract users to our platform, as well as salaries and benefits expenses related to our sales and marketing personnel.

Advertising expense, particularly those used to attract users to our platform, is largely a discretionary cost item. It grows in line with our overall growth strategy and prediction of the overall credit environment in the market based on judgement on our risk assessment ability, and funding capacity from our funding partners. We consider it as an investment for future business growth.

General and administrative.   General and administrative expenses consist of payroll and related expenses for employees engaged in general corporate functions, professional services, costs associated with the use of facilities and equipment, such as rental and other general corporate related expenses.

Funding costs. Funding cost consists of interest expense that we pay to institutional funding partners of our consolidated trusts and the investors of our asset backed securities, as well as relating to the set-up and operation of our consolidated trusts. Such interest expense was previously recorded under origination and servicing expenses and general and administrative expenses.

Expense on guarantee liabilities. We evaluate and adjust the probable loss in excess of stand-ready liability related to our guarantee service due to the re-measurement of the expected default rates of the underlying outstanding off-balance-sheet loans. We incur expenses on guarantee liabilities only if we believe the previous evaluation of the liabilities is not sufficient based on the situation at the time we record such expenses, whereas we do not reduce our guarantee liabilities if we believe our previous evaluation is sufficient or more than our current estimate of the guarantee liabilities.

Share-based compensation. In 2018 and 2019, we granted options and restricted shares to our employees to reward their historical contribution to our development, a large portion of which became vested upon grant. Share-based compensation expenses were allocated to our expense items for the years indicated as follows:

	Years Ended December 31
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands)
Origination and servicing expenses	150,177	24.7	55,601	7,987	22.2
Sales and marketing expenses	15,700	2.6	6,805	977	2.7
General and administrative expenses	441,504	72.7	188,022	27,008	75.1
Total	607,381	100.0	250,428	35,972	100.0

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

Provision for financial assets receivable.     We recognize financial assets receivable at the inception of the off-balance-sheet loans originated through our platform if we provide assurance of repayments to our funding partners. We recognize financial assets receivable equal to the stand-ready liability recorded at fair value and consider what premium would be required by us to issue the same guarantee service in a standalone arm’s-length transaction. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the funding partners. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable.

Provision for accounts receivable and contract assets.     We recognize accounts receivable and contract assets after we complete our facilitation services to funding partners for the off-balance-sheet loans. We established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net default rate used in determining the fair value of guarantee liabilities. We evaluate and adjust our allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

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

The consolidated trusts are subject to VAT at the rate of 3%, while our other entities are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. The EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2020. In August 2019, one of our subsidiary received the enterprise income tax preferential treatment related to western region development policy and was entitled to a preferential tax rate of 15%. Besides, as the subsidiary falls into the scope of newly established financial technology enterprise, the local government exempts 40% of the enterprise income taxes.

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

Critical Accounting Policies

Revenue recognition

Through our mobile app and channel partners, we provide services through our facilitation of loan transactions connecting the institutional funding partners with the borrowers. The loans facilitated under both models are with terms up to 24 months (the majority are within the terms of 1~12 months) and with principal of up to RMB200,000. Our services mainly consist of: (1) performing credit assessment on the borrowers based on our credit analysis and matching the institutional funding partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as “loan facilitation services;” and (2) providing repayment processing services for the institutional funding partners over the loan term, referred to as “post origination services.”

Based on the agreements entered into between our institutional funding partners and borrowers, we determined that we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record loans receivable and payable arising from the loan between the funding partner and the borrower.

In 2017, the service fees were collected from the borrowers on a monthly basis through the loan period. Starting from January 2018, to stay in compliance with regulatory requirements, particularly the Circular 141 which came into effect in December 2017, we started to charge service fees directly from our funding partners based on the contractual agreements. In 2019, we started cooperating with insurance companies to provide guarantee for the loans between the borrowers and institutional funding partners. We charges guarantee fees from the borrower, including insurance premium collected on behalf of the insurance company.

For off-balance capital heavy loans, we enjoy a fixed rate of service fees and for capital light loans, the service fee rate we entitled to is subject to adjustment based on the actual default rate of the underlying loans.

Under the off-balance capital heavy loans, we also provide a guarantee service to its institutional funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from us. Given that we effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). Under the capital light model, we either provide no guarantee or partial guarantee service. Under the partial guarantee scenario, we agree with each institutional funding partner a fixed upper limit of guarantee amount we are liable of. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the institutional funding partner.

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine that both the institutional funding partners and the borrowers are our customers because they both receive services provided by us pursuant to the contractual terms among us, the borrowers and the institutional funding partners. For each loan facilitated on the platform, we consider the loan facilitation service, post origination service and guarantee service (not applicable for arrangements where the Group does not provide guarantee service) as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once we are released from the underlying risk (see accounting policy for Guarantee Liabilities).

While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

We determine the total transaction price to be the service fees chargeable from the borrowers or the institutional funding partners. Our transaction price includes variable consideration in the form of prepayment risk of the borrowers and service fee allocation rate under capital light model under certain agreements. We estimate the prepayment risk of borrowers using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The service fee allocated to us under capital light model would be fluctuated along with the actual default rate of the loans facilitated. We use the service fee allocation rate applicable to the estimated default rate of the underlying loans. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.

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

The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2018 and 2019 are RMB774.5 million and RMB978.8 million (US$140.6 million), respectively, all of which pertain to post-origination service. As the payment terms of the loans facilitated by us are all within one year, any unsatisfied performance obligation as of year-end will be satisfied in the next year.

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

Revenue recognized for the year ended December 31, 2017, 2018 and 2019 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial.

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

We do not record any financing income on an accrual basis for the loans that are past due for more than 60 days in 2019 (90 days in 2018). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as scheduled. For the year ended December 31, 2017, 2018 and 2019, we have charged off loans receivable of RMB nil, RMB 31 million and RMB162 million (US$23.3 million), respectively.

Accounts receivable and contract assets

For the loans we are entitled to the full service fee regardless of whether the borrowers choose to early repay or not, we have the unconditional right to the consideration and an accounts receivable is recorded. For the loans facilitated with the borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or not have to pay the excessive portion if the total fees are more than 36% of the origination principal on an annualized basis, our right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, we record a corresponding contract asset when recognizing revenue from loan facilitation service.

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

Guarantee liabilities and financial assets receivable

For the loans facilitated through the loan facilitation business, we provided a guarantee service to our funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from us. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled. For accounting purposes, at loan inception, we recognize a stand-ready liability representing the fair value of guarantee liability in accordance with ASC Topic 460.

From February 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, we have been switching to a guarantee company model under which third-party licensed vendors including financing guarantee companies and insurance companies directly provide guarantee service to the funding partners. Under the cooperation with financing guarantee companies, these guarantee companies initially reimburses the loan principal and interest to funding partners upon borrowers’ default. Although we do not have direct contractual obligation to the funding partners for defaulted principal and interest, we provide back-to-back guarantee to the licensed guarantee companies. As agreed in the back-to-back guarantee contract, we would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Under the cooperation with insurance companies, the Company is obligated to provide funding in the form of security deposit with the insurance companies which is used to compensate the institutional funding partners for borrowers' default. Given that we effectively take on all of the credit risk of the borrowers, we recognize a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460.

Under capital light model, in the condition of no guarantee service provided, we do not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the year ended December 31 2019.

At the inception of each loan subject to the guarantee provided by us, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, i.e., as the loan is repaid by the borrower or when the funding partner is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand ready liability upon expiration of the underlying loan, we record a corresponding amount as “Revenue from releasing of guarantee liabilities” in the combined and consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of expense on guarantee liabilities in the combined and consolidated statement of comprehensive income. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

As of December 31, 2018 and 2019, the contractual amounts of the outstanding loans subject to guarantee by us were estimated to be RMB40,770.7 million and RMB47,189.5 million (US$6,788 million), respectively. The approximate term of guarantee compensation service ranged from 1 month to 24 months, as of December 31, 2018 and 2019. As of December 31, 2018 and 2019, the contractual amounts of the outstanding loans not subject to guarantee by us were estimated to be RMB960.8 million and RMB4,002.8 million, respectively

Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by us to issue the same guarantee service in a standalone arms-length transaction.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on its combined and consolidated balance sheet and under other expenses in its combined and consolidated statement of comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019.

Share-based compensation

Share-based payment transactions with employees, such as share options and restricted shares, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the combined and consolidated statements of operations over the period during which the employee is required to perform service in exchange for the award.

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

Average risk-free rate of interest(1)	3.18%
Estimated volatility rate(2)	51.32%‑53.49%
Dividend yield	0.00%
Time to maturity	10 years
Exercise price	US$0.00001
(1)	The risk-free rate of interest is based on the yield of US Treasury Strip Bond as of the valuation date.
(2)	The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

On May 20, 2018, the Board of Directors of the Company approved the 2018 Share Incentive Plan and granted 24,627,493 of stock options to certain employees, directors and officers. The stock options shall expire 10 years from the date of grant and vest over a period from immediate to 4 years.

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

A summary of option activity during period from January 1, 2019 to December 31, 2019 is as follows:

	Number of	Weighted Average	Weighted Average	Aggregate
	Options	Exercise Price	Remaining Contract Life	Intrinsic Value
		US$	Years	RMB
Options outstanding at January 1, 2019	25,244,577	0.00001	7.89	1,346,041
Options forfeited in 2019	(1,741,363)	0.00001	6.79	—
Options exercised in 2019	(5,470,244)	0.00001	6.87	(186,043)
Options outstanding at December 31, 2019	18,032,970	0.00001	6.91	613,301
Options exercisable at December 31, 2019	8,411,583	0.00001	6.69	286,078
Options vested or expected to be vested at December 31, 2019	18,032,970	0.00001	6.91	613,301

In 2019, we recorded compensation expenses of RMB250.4 million, for the share options granted to our employees. As of December 31, 2019, we had 18,032,970 share options outstanding. As of December 31, 2019, unrecognized compensation cost related to unvested awards granted to our employees was RMB 319.9 million. This cost is expected to be recognized weighted-average period of 0.91 years.

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

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Credit driven services	703,747	89.3	4,170,271	93.8	8,013,391	1,151,052	86.9
Loan facilitation and servicing fees-capital heavy	647,350	82.1	3,807,242	85.6	6,273,131	901,079	68.0
Financing income	50,966	6.5	267,844	6.0	1,309,616	188,115	14.2
Revenue from releasing of guarantee liabilities	331	0.04	25,169	0.6	285,407	40,996	3.1
Other services fees	5,100	0.6	70,016	1.6	145,237	20,862	1.6
Platform services	84,397	10.7	276,747	6.2	1,206,456	173,296	13.1
Loan facilitation and servicing fees-capital light	—	—	58,348	1.3	814,581	117,007	8.8
Referral services fees	84,397	10.7	211,087	4.7	375,551	53,945	4.1
Other services fees	—	—	7,312	0.2	16,324	2,344	0.2
Total net revenue	788,144	100.0	4,447,018	100.0	9,219,847	1,324,348	100.0
Operating costs and expenses(1)
Origination and servicing	121,821	15.5	666,067	15.0	1,083,372	155,617	11.8
Funding costs	14,437	1.8	71,617	1.6	344,999	49,556	3.7
Sales and marketing	345,576	43.8	1,321,950	29.7	2,851,519	409,595	30.9
General and administrative	45,852	5.8	560,702	12.6	428,189	61,505	4.6
Provision for loans receivable	12,406	1.6	44,474	1.0	486,991	69,952	5.3
Provision for financial assets receivable	16,273	2.1	53,989	1.2	166,176	23,870	1.8
Provision for accounts receivable and contract assets	21,180	2.7	83,707	1.9	230,280	33,078	2.5
Expense on guarantee liabilities	—	—	—	—	734,730	105,537	8.0
Total operating costs and expenses	577,545	73.3	2,802,506	63.0	6,326,256	908,710	68.6
Income from operations	210,599	26.7	1,644,512	37.0	2,893,591	415,638	31.4
Interest income(expense), net	2,422	0.3	10,026	0.2	(41,707)	(5,991)	(0.5)
Foreign exchange loss	—	—	(2,563)	(0.1)	(24,875)	(3,573)	(0.3)
Other income, net	22	0.003	7,696	0.2	140,278	20,150	1.5
Income before income tax benefit (expense)	213,043	27.0	1,659,671	37.3	2,967,287	426,224	32.2
Income tax benefit (expense)	(48,178)	(6.1)	(466,360)	(10.5)	(465,983)	(66,934)	(5.1)
Net income	164,865	20.9	1,193,311	26.8	2,501,304	359,290	27.1
Net loss attributable to noncontrolling interests	—	—	—	—	291	42	0.0
Deemed dividend	—	—	(3,097,733)	(69.7)	—	—	—
Net income (loss) attributable to ordinary shareholders of the Company	164,865	20.9	(1,904,422)	(42.8)	2,501,595	359,332	27.1

(1)	Share-based compensation expenses were allocated as follows:

	Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Origination and servicing expenses	—	150,177	55,601	7,987
Sales and marketing expenses	—	15,700	6,805	977
General and administrative expenses	—	441,504	188,022	27,008
Total	—	607,381	250,428	35,972

We only launched our online consumer finance platform in September 2016. As a result, the period-to-period comparisons of our results of operations can only provide limited indication into the development of our operation and thus should not be relied upon as indicative of our future performance.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Net revenue

Our revenue increased by 107.3% from RMB4,447 million in 2018 to RMB9,220 million (US$1,324 million) in 2019 as the result of the rapid expansion of our online consumer finance business. Within our total revenue, the amount derived from credit driven services increased by 92.2% from RMB4,170 million to RMB8,013 million (US$1,151 million), and the amount derived from platform services grew even faster from RMB277 million to RMB1,206 million (US$173 million).

●	Loan facilitation and servicing fee revenues. Loan facilitation and servicing fee revenues increased substantially either under the credit driven services or the platform services, with the former from RMB3,807 million in 2018 to RMB6,273 million (US$901 million) in 2019 and the latter from RMB58 million in 2018 to RMB815 million (US$117 million) in 2019. This increase reflects the rapid growth of the loans originated through our platform, particular those in capital-light loans. In the fourth quarter of 2019, capital-light loans accounted for 22.0% of total loan originations, a significant increase from 0.8% in the first quarter of 2019. The increase in the loan origination volume was in turn primarily driven by the increase in number of users with approved credit lines on our platform from approximately 12.5 million as of December 31, 2018 to approximately 24.7 million as of December 31, 2019.
●	Financing income. Financing income increased from RMB267.8 million in 2018 to RMB1,310 million (US$188 million) in 2019. The increase of financing income was mainly due to an increase in loan volume through the consolidated trusts.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities increased from RMB25 million in 2018 to RMB285 million (US$41 million). This increase was primarily attributable to the release of service margin allocated for guarantee services which increased as loan volume under guarantee increased..
●	Referral services fees. Referral services fees increased from RMB211 million in 2018 to RMB376 million (US$54 million) primarily due to an increase in customer acquisition and the efficiency of referring borrowers to other platforms improved.
Operating costs and expenses

Operating costs and expenses increased substantially from RMB2,803 million for 2018 to RMB6,326 million (US$909 million) for 2019 to support the rapid growth of our business.

Origination and servicing. Origination and servicing costs increased substantially from RMB666 million in 2018 to RMB1,083 million (US$156 million) in 2019, primarily due to the significant increase in (1) salaries and benefit cost of RMB155 million (US$22 million) as a result of headcount increase, (2) payment transaction cost and credit search fee and collection fee of RMB271 million (US$39 million) as the loan origination volume grew, and partially offset by (3) the decrease in share-based compensation expense of RMB95 million (US$14 million).

Sales and marketing. Sales and marketing expenses increased substantially from RMB1,322 million in 2018 to RMB2,852 million (US$410 million) in 2019, primarily attributable to an increase of RMB1,472 million (US$211 million) in advertising expense.

General and administrative. General and administrative expenses decreased from RMB561 million in 2018 to RMB428 million (US$62 million) in 2019. The decrease was primarily attributable to a decrease of RMB254 million (US$36 million) in share-based compensation expense, partially offset by the increase of RMB40 million (US$6 million) in rentals and professional fees.

Funding cost. Funding cost increased significantly from RMB72 million in 2018 to RMB345 million (US$50 million) in 2019. The increase of funding cost was mainly due to the increase in our on-balance-sheet loans.

Provision for loans receivable. Provision for loans receivable increased from RMB45 million in 2018 to RMB487 million (US$70 million) in 2019. The increase was primarily attributable to the increase in loan volume through the consolidated trusts in 2019.

Provision for financial assets receivable. Provision for financial assets receivable increased from RMB54 million in 2018 to RMB166 million (US$24 million) in 2019. The increase was primarily attributable to the increase in loan origination volume in 2019.

Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets increased from RMB84 million in 2018 to RMB230 million (US$33 million) in 2019. The increase was primarily attributable to the increase in loan origination volume in 2019.

Expense on guarantee liabilities. During the fourth quarter of 2019, due to the volatility of the industry which negatively affected our asset quality and the expected default rates, we accrued additional expense on guarantee liabilities of RMB 735 million (US$106 million) to ensure the sufficiency of our reserve coverage.

Interest income (expense)

We had interest income of RMB10 million in 2018, while an interest expense of RMB42 million (US$6 million) in 2019, as a result of the interest paid on short-term loans.

Other income, net

Other income increased from RMB8 million in 2018 to RMB140 million (US$20 million) in 2019, mainly due to the government grants received of RMB128 million (US$18 million).

Income tax expense

We had income tax expense of RMB466 million and RMB466 million (US$67 million) in 2018 and 2019, respectively. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 20.6% in 2018 and 14.5% in 2019. Such decrease reflects the effect of preferential tax treatment we received in 2019.

Net income

As a result of the foregoing, we had a net income of RMB2,501 million (US$359 million) in 2019, compared to a net income of RMB1,193 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenue

Operating revenue increased significantly from RMB788 million in the fiscal year ended December 31, 2017 to RMB4,447 million in the fiscal year ended December 31, 2018, as a result of the rapid expansion of our online consumer finance business. Within our total revenue, the amount derived from credit driven services increased significantly from RMB704 million to RMB4,170 million, and the amount derived from platform services grew from RMB84 million to RMB277 million.

●	Loan facilitation and servicing fee revenues. Loan facilitation and servicing fee revenues increased substantially both either the credit driven services or the platform services, with the former from RMB647 million in 2017 to RMB3,807 million in 2018 and the latter from RMB nil in 2017 to RMB58 million in 2018. This increase reflected the rapid growth of the loans originated through our platform. The increase in the loan origination volume was in turn primarily driven by the increase in number of users with approved credit lines on our platform from approximately 3.3 million as of December 31, 2017 to approximately 12.5 million as of December 31, 2018.
●	Financing income. Financing income increased from RMB51 million in 2017 to RMB268 million in 2018. The increase of financing income was mainly due to the increase in our on-balance-sheet loans.
●	Referral services fees. Referral services fees increased from RMB84 million in 2017 to RMB211 million in 2018 primarily due to an increase in customer acquisition on our platform and the efficiency of referring borrowers to other platforms improved.

Operating costs and expenses

Operating costs and expenses increased significantly from RMB578 million for 2017 to RMB2,803 million for 2018 to support the rapid growth of our business.

Origination and servicing.    Origination and servicing costs increased significantly from RMB122 million in 2017 to RMB666 million in 2018, primarily due to the significant increase in (1) salaries and benefit cost of RMB89 million as a result of headcount increase, (2) payment transaction cost and credit search fee and collection fee of RMB173 million as the loan origination volume grew, and (3) share-based compensation expense of RMB150 million incurred in 2018.

Sales and marketing.    Sales and marketing expenses increased significantly from RMB346 million in 2017 to RMB1,322 million in 2018, primarily attributable to an increase of RMB913 million in advertising expense.

General and administrative.    General and administrative expenses increased from RMB46 million in 2017 to RMB561 million in 2018. The increase was primarily attributable to RMB442 million share-based compensation expense incurred in 2018 as we granted options to our employees in 2018 to compensate their contribution to our rapid development.

Funding cost.    Funding cost increased significantly from RMB14 million in 2017 to RMB72 million in 2018. The increase of funding cost was mainly due to the increase in our on-balance-sheet loans.

Provision for loans receivable.    Provision for loans receivable increased from RMB12 million in 2017 to RMB45 million in 2018. The increase was primarily attributable to the increase in loan volume through the consolidated trusts in 2018.

Provision for financial assets receivable.    Provision for financial assets receivable increased from RMB16 million in 2017 to RMB54 million in 2018. The increase was primarily attributable to the increase in loan origination volume in 2018.

Provision for accounts receivable and contract assets.    Provision for accounts receivable and contract assets increased from RMB21 million in 2017 to RMB84 million in 2018. The increase was primarily attributable to the increase in loan origination volume in 2018.

Interest income

Interest income increased from RMB2 million in 2017 to RMB10 million in 2018, as a result of an increase of cash and restricted cash balance.

Other income, net

Other income increased from RMB22,000 in 2017 to RMB8 million in 2018.

Income tax expense

We have income tax expense of RMB48 million and RMB466 million in 2017 and 2018, respectively. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 22.6% in 2017 and 20.6% in 2018. Such decrease reflects the effect of preferential tax treatment we received in 2018.

Net income

As a result of the foregoing, we had a net income of RMB1,193 million in 2018, compared to RMB165 million in 2017.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2017,2018 and 2019. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Current assets:
Cash and cash equivalents	468,547	1,445,802	2,108,123	302,813
Restricted cash (including RMB 96,134, RMB 6,142 and RMB 354,104 from the consolidated trusts as of December 31, 2017, 2018 and 2019, respectively)	487,882	567,794	1,727,727	248,172
Security deposit prepaid to third-party guarantee companies	—	795,700	932,983	134,015
Accounts receivable and contract assets, net (net of allowance of RMB21,270, RMB 82,515 and RMB189,829 as of December 31, 2017, 2018 and 2019, respectively)	327,103	1,791,745	2,332,364	335,023
Financial assets receivable, net (net of allowance of RMB16,258, RMB 56,656 and RMB 164,563 as of December 31, 2017, 2018 and 2019, respectively)	270,122	1,193,621	1,912,554	274,721
Loans receivable, net (including RMB 493,883 and RMB 9,099,099 from the consolidated trusts as of December 31, 2018 and 2019 respectively)	1,192,307	811,433	9,239,565	1,327,180
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB nil and RMB 1,763 as of December 31, 2018 and 2019, respectively)	—	—	19,508	2,802
Financial assets receivable, net-noncurrent (net of allowance of RMB nil and RMB 6,240 as of December 31, 2018 and 2019, respectively)	—	—	59,270	8,514
Current liabilities:
Payable to investors of the consolidated trusts-current	536,906	300,341	4,423,717	635,427
Guarantee liabilities	300,942	1,399,174	2,946,855	423,289
Non-current liabilities:
Payable to investors of the consolidated trusts-noncurrent	—	—	3,442,500	494,484

Cash and cash equivalents

Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Our cash and cash equivalents increased from RMB1,446 million as of December 31, 2018 to RMB2,108 million (US$303 million) as of December 31, 2019, due to an increase in cash inflow from operating activities.

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

Our restricted cash increased from RMB568 million as of December 31, 2018 to RMB1,728 million (US$248 million) as of December 31, 2019 primarily due to an increase of security deposits set aside for certain funding partners in case of borrowers’ defaults as a result of increased loan balance.

Security deposit prepaid to third-party guarantee companies

In 2019, we engaged with third-party licensed guarantee companies to provide assurance to some funding partners, and sometimes we prepay an amount as back-to-back guarantee to these guarantee companies. Such prepayment in the deposit account under the guarantee company’s name is recorded under this account.

Accounts receivable and contract assets

Accounts receivable and contract assets increased from RMB1,792 million as of December 31, 2018 to RMB2,352 million (US$338 million) as of December 31, 2019, net of allowance of RMB83 million and RMB192 million (US$28 million), respectively, mainly due to the increase in our loan origination volume.

Financial assets receivable

Financial assets receivable increased from RMB1,194 million as of December 31, 2018 to RMB1,972 million (US$283 million) as of December 31, 2019, net of allowance of RMB57 million and RMB171 million (US$25 million), respectively, mainly due to the rapid growth of loan origination volume on our platform, to a large portion of which we provide guarantee service.

Loans receivable, net

Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts and asset management plans, as well as loans originated by Fuzhou Microcredit.

Loans receivable increased from RMB811 million as of December 31, 2018 to RMB9,240 million (US$1,327 million) as of December 31, 2019, mainly due to the increase in our on-balance-sheet loan volume.

Payable to investors of the consolidated trusts

Some funding partners require to disburse loans indirectly to borrowers through our consolidated trusts and asset management plans. Payable to investors of the consolidated trusts without recourse to us represents the investment returns these funding partners require to be paid, and it increased from RMB300 million as of December 31, 2018 to RMB7,866 million (US$1,130 million) as of December 31, 2019, mainly due to the increase in our on-balance-sheet loan volume.

Guarantee liabilities

Guarantee liabilities increased from RMB1,399 million as of December 31, 2018 to RMB2,947 million (US$423 million) as of December 31, 2019 mainly due to the growth of loan origination volume on our platform, to a large portion of which we provide guarantee service.

B.           Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(110,974)	285,116	2,973,075	427,056
Net cash provided by/(used in) investing activities	(1,204,269)	327,649	(8,860,441)	(1,272,723)
Net cash provided by financing activities	2,265,499	457,430	7,707,858	1,107,164
Net increase in cash and cash equivalents	950,256	1,057,167	1,822,254	261,750
Cash, cash equivalents, and restricted cash at the beginning of year/period	6,173	956,429	2,013,596	289,235
Cash, cash equivalents, and restricted cash at the end of year/period	956,429	2,013,596	3,835,850	550,985

Operating activities

Net cash provided by operating activities was RMB2,973 million (US$427 million) in 2019. The difference between net cash provided by operating activities and the net income of RMB2,501 million (US$359 million) mainly result from (i) adding back non-cash item share-based compensation of RMB250 million (US$36 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB883 million (US$127 million), partially offset by (iii) additional RMB670 million (US$96 million) used for working capital. The change in cash used in working capital was mainly a result of a RMB755 million (US$108 million) increase in accounts receivable and contract assets, a RMB929 million (US$134 million) increase in financial assets receivables, a RMB536 million (US$77 million) increase in prepaid expenses and other assets, a RMB137 million (US$20 million) increase in security deposit prepaid to third-party guarantee companies, and a RMB713 million (US$102 million) increase in deferred tax, and was partially offset by a RMB1,548 million (US$222 million) increase in guarantee liabilities, a RMB624 million (US$90 million) increase in income tax payable, and a RMB207 million (US$30 million) increase in accrued expenses and other current liabilities. The increase of these working capital items was the result of our rapid expansion of business.

Net cash provided by operating activities was RMB285 million in 2018. The difference between net cash provided by operating activities and the net income of RMB1,193 million mainly result from (i) additional RMB1,702 million used in working capital, partially offset by (ii) adding back non-cash item share-based compensation of RMB607 million, and (iii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB182 million. The change in cash used in working capital was mainly a result of a RMB1,536 million increase in accounts receivable and contract assets, a RMB972 million increase in financial assets receivables, and a RMB796 million increase in security deposit prepaid to third-party guarantee companies, and was partially offset by a RMB1,098 million increase in guarantee liabilities and the increase of RMB317 million in income tax payable. The increase of these working capital items was the result of our rapid expansion of business.

Net cash used in operating activities was RMB111 million in 2017. The difference between net cash used in operating activities and our net loss of RMB165 million mainly resulted from the increase of RMB68 million in deferred tax, and the increase of RMB265 million in financial assets receivables, partially offset by the increase of RMB295 million in guarantee liabilities and the increase of RMB115 million in income tax payable. The increase of deferred tax assets was because of a larger net loss in 2017 as compared to 2016, which we expect to be able to utilize when turning to net profit in near future. The increase of the other three items was due to the rapid growth of our online consumer finance business.

Investing activities

Net cash used in investing activities was RMB8,860 million (US$1,273 million) in 2019, which was primarily attributable to the investment in loans receivable of RMB26,339 million (US$3,783 million), partially offset by the collection of investment in loans receivable of RMB17,504 million (US$2,514 million). The net outflow of loans investment was mainly the result of our growing on-balance-sheet lending.

Net cash provided by investing activities was RMB328 million in 2018, which was primarily attributable to the collection of loans receivable of RMB5,280 million, partially offset by the increase of loans receivable of RMB4,943 million. The net inflow of loans collection was mainly because there were more trusts matured than the new trusts formed in 2018.

Net cash used in investing activities was RMB1,204 million in 2017, which was primarily attributable to the increase of loans receivable of RMB2,770 million, partially offset by collection of loans receivable of RMB1,572 million.

Financing activities

Net cash provided by financing activities was RMB7,708 million (US$1,107 million) in 2019, which was primarily attributable to cash received from investors of the consolidated trusts of RMB8,360 million (US$1,201 million), RMB1,700 million (US$244 million) received from short-term loans, partially offset by RMB1,500 million (US$216 million) repaid for short-term loans.

Net cash provided by financing activities was RMB457 million in 2018, which was primarily attributable to proceeds from the issuance of series B preferred shares of RMB1,394 million, proceeds from issuance of ordinary share upon our initial public offering of RMB327 million, cash received from investors of the consolidated trusts of RMB600 million and loans from Beijing Qibutianxia of RMB500 million, partially offset by loan repayment to Beijing Qibutianxia of RMB1,240 million and cash paid to investors of consolidated trusts of RMB1,309 million.

Net cash provided by financing activities was RMB2,266 million in 2017, which was attributable to equity contributions from shareholders of RMB590 million, loans from Beijing Qibutianxia of RMB811 million and cash received from investors of our consolidated trusts of RMB1,013 million.

Capital Expenditures

We incurred capital expenditures of RMB7.1 million, RMB8.6 million and RMB25.6 million (US$3.7 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2020 are expected to be approximately RMB7.6 million (US$1.1 million), consisting primarily of expenditures related to the expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

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

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019

Payment Due by Period
		Less			More
		than	1 - 3	3 - 5	than
	Total	1 year	years	years	5 years
(RMB in thousands)
Operating Leases Obligations	57,863	26,157	31,706	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2019 were RMB20.1 million (US$2.9 million).

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.          Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongyi Zhou	49	Chairman of the Board of Directors
Haisheng Wu	37	Chief Executive Officer and Director
Wei Liu	42	Vice Chairman of the Board of Directors
Eric Xiaohuan Chen	38	Director
Gang Xiao	44	Independent Director
Yongjin Fu	49	Independent Director
Andrew Y Yan	62	Independent Director
Jiang Wu	41	Director and Chief Financial Officer
Zhiqiang He	37	Vice President
Yan Zheng	32	Vice President

Mr. Hongyi Zhou has served as our director from our inception and in addition as our chairman of the board of directors since September 2018. Mr. Zhou has twenty years of managerial and operational experience in China’s internet industry. Mr. Zhou co-founded the Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) and has been serving as the chairman of the board of Qihoo 360 Technology Co. Ltd. and the successor of its business, 360 Group. Since February 2018, Mr. Zhou has been serving as the chairman of the board of directors of 360 Security Technology Inc (SH: 601360). Prior to founding Qihoo 360 Technology Co., Ltd., Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small to medium-sized software companies in sourcing funding to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company engaged in internet search and online marketing business in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software and his master’s degree in system engineering from Xi’an Jiaotong University in 1992 and 1995, respectively.

Mr. Haisheng Wu served as our chief executive officer and our director since August, 2019. Before that, Mr. Wu had served as our president since our inception. Before working on the establishment of our business, Mr. Wu worked as a product director at 360 Group start page department from March 2011, in charge of 360 Start Page, 360kan and 360 Mobile Browser. Prior to that, Mr. Wu worked with the user product department of Baidu Inc. (NASDAQ: BIDU) as a product manager, leading the management of Baidu Space, Baidu Map and Baidu LBS from June 2008. Mr. Wu received his bachelor’s degree in media economics from Communication University of China and master’s degree in communication studies from Peking University in 2005 and 2008, respectively.

Mr. Wei Liu has served as our director since September 2018 and the vice chairman of our board of directors since March 27, 2020. Mr. Liu has also been serving as senior vice president of 360 Group since 2018. Between 2015 and 2018, Mr. Liu served as chairman and CEO of Beijing Qibutianxia Technology Co., Ltd., an affiliate of 360 Group. During this period, he, together with our current management team, co-built and developed the Company’s business. From 2014 to 2015, Mr. Liu worked with 360 Group as a vice president. Prior to joining 360 Group, Mr. Liu worked with Ping An Ventures, a venture capital fund under Ping An Insurance (Group) Company of China, Ltd., as the general manager from 2011 to 2014. From 2008 to 2011, Mr. Liu worked with the investment department of Shengda Group as an investment director. Prior to that, Mr. Liu worked with the investment department of Fosun Capital as an investment director. Mr. Liu received his bachelor's degree in international trade from Shanghai University of International Business and Economic in 2000.

Mr. Eric Xiaohuan Chen has served as our director since November 2019. Mr. Chen also serves as a director of a number of privately owned companies based in China. Mr. Chen is currently serving as the managing director & head of financial services of FountainVest Partners. Before joining FountainVest Partners in 2008, Mr. Chen worked in investment banking department of Lehman Brothers and Citigroup since 2006. From 2004 to 2006, Mr. Chen worked with Micron Technology. Mr. Chen received his Bachelor's degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.

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

Mr. Yongjin Fu has served as our independent director since September 2018. Mr. Fu has also been the chairman of the board of directors of Huarui Insurance Sales Co., Ltd since September 2019. Mr. Fu worked with Guohua Life Insurance Co., Ltd. as the executive director and general manager from December 2007. From August 2003 to May 2007, Mr. Fu served as a director, the vice chairman of the board of directors and the general manager of Hubei Biocause Pharmaceutical Co., Ltd. (SZ: 000627). Prior to that, Mr. Fu worked with Haikou Agriculture & Industry & Trade (LUONIUSHAN) Co., Ltd., now known as Luoniushan Co., Ltd., as the manager of the financial department, the assistant to the general manager, the deputy general manager and the vice chairman of the board of directors successively from April 1996. Mr. Fu received his bachelor’s degree, master’s degree and doctoral degree in administration from Tianjin University in 1993, 1996 and 2003, respectively.

Mr. Andrew Y Yan has served as our independent director since July 2019. Mr. Yan is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. Mr. Yan is currently an independent non-executive director of China Resources Land Limited; a non-executive director of Guodian Technology & Environment Group Corporation Limited; an independent director of BlueFocus Communication Group and TCL Corporation; a director of Haier Smart Home Co., Ltd. Shanghai Welltech Automation Co., Ltd., Shenzhen Appotronics Corporation Ltd. and ATA Creativity Global. He is also a director of China PE/VC Association Board, and a trustee member of Peking University Endowment. Mr. Yan received a master of arts degree from Princeton University in 1989, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in 1982.

Mr. Jiang Wu has served as our chief financial officer since April 2018 and as our director since March 27, 2020. Before joining us, Mr. Wu worked as the director of various departments of PRC National Equities Exchange and Quotations from January 2013, in charge of supervising the listing applications, listing companies and institutions providing listing services successively. Prior to that, Mr. Wu worked with corporate finance department at China Minsheng Bank (SHA: 600016), in charge of cross-border structured finance products from April 2012. From July 2006 to March 2012, Mr. Wu worked at the investment banking department of Citigroup Global Markets Asia Limited. From November 2003 to August 2004, Mr. Wu worked as a legal consultant at O'Melveny & Myers. Mr. Wu received his bachelor's degree and master's degree in international law from China Foreign Affairs University in 2001 and 2004, respectively, and his MPA degree from Columbia University in 2006. Mr. Wu has PRC Legal Professional Qualification.

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

B.          Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB12.7 million (US$1.8 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2018 Share Incentive Plan

In May 2018, we adopted the 2018 Share Incentive Plan, and amended it in November 2019. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Incentive Plan is 25,336,096 ordinary shares. As of March 31, 2020, class A ordinary shares underlying options and restricted share units that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 17,392,365, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the terms of the 2018 Share Incentive Plan.

Types of awards. The 2018 Share Incentive Plan permits the awards of options, restricted shares and restricted share units or other rights or benefits.

Plan administration. The board of directors or a committee designated by the board of directors acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2018 Share Incentive Plan and any award agreement.

Award agreement. Awards granted under the 2018 Share Incentive Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

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

Term of the awards. The term of each share award granted under the 2018 Share Incentive Plan may not exceed ten years after the date of grant.

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

2019 Share Incentive Plan

In November 2019, our shareholders and board of directors adopted the 2019 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Share Incentive Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Share Incentive Plan is 1.0% of the total number of the issued and outstanding shares on January 1, 2019, plus an annual increase on the first day of each of the fiscal years of the Company during the term of this 2019 Share Incentive Plan commencing with the first fiscal year beginning January 1, 2020, by an amount equal to the lesser of (i) 1.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such fewer number as may be determined by the board of directors. As of March 31, 2020, restricted share units representing 1,741,548 ordinary shares have been granted and are outstanding under the 2019 Share Incentive Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the terms of the 2019 Share Incentive Plan.

Types of awards. The 2019 Share Incentive Plan permits the awards of options, restricted shares and restricted share units or other rights or benefits.

Plan administration. The board of directors or a committee designated by the board of directors acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2019 Share Incentive Plan and any award agreement.

Award agreement. Awards granted under the 2019 Share Incentive Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

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

Term of the awards. The term of each share award granted under the 2019 Share Incentive Plan may not exceed ten years after the date of grant.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate in November 2029, provided that our board of directors may terminate the plan at any time and for any reason.

The following table summarizes, as of March 31, 2020, the awards granted under the 2018 Share Incentive Plan and 2019 Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares
	Underlying	Exercise Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
Haisheng Wu	*	—	February 20, 2020	February 19, 2030
Wei Liu	4,103,125	0.00001	May 20, 2018	May 19, 2028
Jiang Wu	*	0.00001	May 20, 2018	May 19, 2028
Zhiqiang He	*	0.00001	May 20, 2018	May 19, 2028
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028

* Less than one percent of our total outstanding shares.

As of March 31, 2020, other employees as a group held outstanding restricted share units representing 1,539,791 class A ordinary shares of our company under the 2019 Share Incentive Plan.

C.          Board Practices

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to relevant Nasdaq Stock Market Rules and disqualification by the chairman of the relevant meeting of the directors, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures , debenture stock, bonds, and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.   Our audit committee consists of Yongjin Fu, Gang Xiao and Andrew Y Yan. Yongjin Fu is the chairman of our audit committee. We have determined that Gang Xiao, Yongjin Fu and Andrew Y Yan satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Yongjin Fu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee consists of Andrew Y Yan, Hongyi Zhou and Haisheng Wu. Andrew Y Yan is the chairman of our compensation committee. We have determined that Andrew Y Yan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee consists of Hongyi Zhou, Andrew Y Yan and Wei Liu. Hongyi Zhou is the chairperson of our nominating and corporate governance committee. Andrew Y Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office, unless expressly specified in a written agreement between the company and the director or otherwise, and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of the company’s memorandum and articles of association.

D.Employees

We had 465, 786 and 1,891 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019:

As of December 31, 2019
Function:
General and administrative	143
Operations	815
Products	121
Research and development	374
Risk management	262
Sales and marketing	176
Total	1,891

As of December 31, 2019, we had 867 employees in Shanghai, 248 employees in Beijing, 211 employees in Shenzhen and the rest in different cities in China.

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

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during her employment and for up to two years after the termination of her employment. In consideration of our employees’ non-compete covenant, we pay compensation to our employees at a rate of not less than 20% of the average monthly compensation of the prior 12 months of her employment during the restriction period, provided that to the extent our rate becomes lower than the minimum standard required by the local government, we will pay in accordance with such standard.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 293,575,045 ordinary shares as of February 29, 2020 (excluding 9,132,294 Class A ordinary shares that were issued to our depositary bank and are reserved for future grants under our share incentive plans).

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

	Ordinary Shares
	Beneficially Owned
					Percentage
					of
				Percentage of	aggregate
	Class A	Class B	Total ordinary	total ordinary	voting
	ordinary shares	ordinary shares	shares	shares	power†
Directors and Executive Officers:**
Hongyi Zhou(1)	1,646,344	39,820,586	41,466,930	14.1%	76.0%
Haisheng Wu(2)	4,103,125	—	4,103,125	1.4%	0.4%
Wei Liu(3)	4,103,125	—	4,103,125	1.4%	0.4%
Eric Xiaohuan Chen	—	—	—	—	—
Gang Xiao	—	—	—	—	—
Yongjin Fu	—	—	—	—	—
Andrew Y Yan	—	—	—	—	—
Jiang Wu	*	—	*	*	*
Zhiqiang He(4)	*	—	*	*	*
Yan Zheng(5)	*	—	*	*	*
All Directors and Executive Officers as a Group	12,562,693	39,820,586	51,920,389	17.7%	77.0%

Principal Shareholders:
Aerovane Company Limited(1)	—	39,820,586	39,820,586	13.6%	75.8%
FountainVest(6)	27,089,620	—	27,089,620	9.2%	2.6%
TT International(7)	20,813,710	—	20,813,710	7.1%	2.0%
Eoraptor Technology Limited(8)	16,306,910	—	16,306,910	5.6%	1.6%
Perseus Technology Limited(9)	17,412,702	—	17,412,702	5.9%	1.7%
Capricornus Technology Limited(10)	18,122,208	—	18,122,208	6.2%	1.7%
Unicorn Group Company Limited(11)	17,254,578	—	17,254,578	5.9%	1.6%
Sagittarius Company Limited(12)	22,832,536	—	22,832,536	7.8%	2.2%

Notes:

*            Less than 1% of our total outstanding shares.

**          Messrs. Hongyi Zhou, Haisheng Wu, Wei Liu, Jiang Wu and Zhiqiang He’s business address is Building 2, No.6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China. Mr. Gang Xiao's business address is No.3 Sanlihenansan Road, Xicheng District, Beijing 100032, People's Republic of China. Mr. Yan Zheng's business address is Floor 3, Building 2, No.5505 Shenjiang Road. Pudong New Area, Shanghai Xingchuang Square, Shanghai 200120, People's Republic of China. Mr. Yongjin Fu’s business address is 32/F, Shanghai Tower, No.501 Yincheng Middle Road, Pudong New Area, Shanghai 200120, People’s Republic of China. Mr. Andrew Y Yan’s business address is Suites 2516-2520, 2 Pacific Place, 88 Queensway, Hong Kong. Mr. Eric Xiaohuan Chen’s business address is Suite 705-708, ICBC Tower, 3 Garden Road, Central, Hong Kong S.A.R.

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

(1)

Represent (i) 39,820,586 class B ordinary shares held by Aerovane Company Limited, a British Virgin Islands company, which is in turn owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou, the chairman of our board of directors; (ii) 1,212,000 class A ordinary shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse and (iii) 434,344 class A ordinary shares in the form of ADSs to which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition ) through a financial arrangement. Because of the immediate family relationship and a letter agreement between Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children relating to the 39,820,586 class B ordinary shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. For the 1,646,334 class A ordinary shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 1,646,344 class A ordinary shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein. The number of the ordinary shares is as reported in a Schedule 13D filed by Mr. Hongyi Zhou on December 20, 2019.

On December 19, 2019, a company wholly owned by the spouse of Mr. Zhou became a shareholder of Ruby Finance Investment Ltd., which is controlled and majority-owned by FountainVest. Through Ruby Finance Investment Ltd., the spouse of Mr. Zhou indirectly enjoys economic interests over a portion of our ADSs held by Ruby Finance Investment Ltd. in an amount corresponding to her indirect share ownership in Ruby Finance Investment Ltd., being 1,001,741 ADSs as of December 31, 2019. Mr. Zhou disclaims the beneficial ownership to any shares held by Ruby Finance Investment Ltd. in us except to the extent of his pecuniary interests therein.

(2)

Represents the class A ordinary shares Holy Vanguard Limited has the right to acquire upon exercise of option within 60 days after February 29, 2020. Holy Vanguard Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Haisheng Wu and his family, to which Mr. Wu is also the settlor.

(3)

Represents the class A ordinary shares Splendid Tiger Limited has the right to acquire upon exercise of option within 60 days after February 29, 2020. Splendid Tiger Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Wei Liu and his family, to which Mr. Liu is also the settlor.

(4)

Represents (i) class A ordinary shares held by True Warrior Limited, a British Virgin Islands company and (ii) the class A ordinary shares Mr. Zhiqiang He has the right to acquire upon the exercise of option within 60 days after February 29, 2020. True Warrior Limited is wholly owned by a trust established for the benefit of Mr. Zhiqiang He, to which Mr. He is also the settlor. The registered address of True Warrior Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)

Represents the class A ordinary shares Smart Defender Limited has the right to acquire upon exercise of option within 60 days after February 29, 2020. Smart Defender Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Yan Zheng and his family, to which Mr. Zheng is also the settlor.

(6)

Represents 27,089,620 class A Ordinary Shares in the form of 13,544,810 ADSs held by Ruby Finance Investment Ltd., a Cayman Islands company. Ruby Finance Investment Ltd. is majority-owned by Ruby Finance Holdings Ltd., a Cayman Islands company controlled by FountainVest China Capital Partners GP3 Ltd. The number of the class A ordinary shares is as reported in a Schedule 13D/A jointly filed by Ruby Finance Investment Ltd., Ruby Finance Holdings Ltd. and FountainVest China Capital Partners GP3 Ltd. on January 2, 2020.

(7)

Represents 20,813,710 class A ordinary shares held by TT International, a company incorporated in the United Kindom. The registered address of TT International is 62 Threadneedle Street, London EC2R 8HP, United Kingdom. The number of the class A ordinary shares is as of December 31, 2019, as reported in a Schedule 13G filed by TT International on January 24, 2020.

(8)

Represents 11,802,784 class A ordinary shares and 4,504,126 class A ordinary shares in the form of ADS directly held by Eoraptor Technology Limited, a British Virgin Islands company, as of December 31, 2019, as reported in a Schedule 13G/A jointly filed by Eoraptor Technology Limited and Zhuhai Qixin Zhanwang Information Technology Co., Ltd. on February 13, 2020. Eoraptor Technology Limited is wholly owned by Zhuhai Qixin Zhanwang Information Technology Co., Ltd. The registered address of Eoraptor Technology Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)

Represents 6,979,264 class A ordinary shares and 10,433,438 class A ordinary shares in the form of ADS directly held by Perseus Technology Limited, a British Virgin Islands company, as of December 31, 2019, as reported in a Schedule 13G/A jointly filed by Perseus Technology Limited and Zhuhai Qixin Xieli Information Technology Co., Ltd. on February 13, 2020. Perseus Technology Limited is wholly owned by Zhuhai Qixin Xieli Information Technology Co., Ltd. The registered address of Perseus Technology Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(10)

Represents 6,490,756 class A ordinary shares and 11,631,452 class A ordinary shares in the form of ADS directly held by Capricornus Technology Limited, a British Virgin Islands company, as of December 31, 2019, as reported in a Schedule 13G/A jointly filed by Capricornus Technology Limited and Zhuhai Qixin Yihao Information Technology Co., Ltd. on February 13, 2020. Capricornus Technology Limited is wholly owned by Zhuhai Qixin Yihao Information Technology Co., Ltd. The registered address of Capricornus Technology Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(11)

Represents 7,292,734 class A ordinary shares and 9,961,844 class A ordinary shares in the form of ADS directly held by Unicorn Group Company Limited, a British Virgin Islands company, as of December 31, 2019, as reported in a Schedule 13G/A jointly filed by Unicorn Group Company Limited and Zhuhai Qichong Information Technology Co., Ltd. on February 13, 2020. Unicorn Group Company Limited is wholly owned by Zhuhai Qichong Information Technology Co., Ltd. The registered address of Unicorn Group Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(12)

Represents 22,832,536 class A ordinary shares held by Sagittarius Company Limited, a British Virgin Islands company, as of December 31, 2019, as reported in a Schedule 13G jointly filed by Sagittarius Company Limited and Zhuhai Qiben Information Technology Co., Ltd. on February 13, 2019. Sagittarius Company Limited is wholly owned by Zhuhai Qiben Information Technology Co., Ltd. The registered address of Sagittarius Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of February 29, 2020, 211,982,656 of our class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of February 29, 2020, none of our class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our shareholders agreement on September 10, 2018 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, have automatically terminate upon the completion of our initial public offering.

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

Termination of obligations. We have no obligation to effect any demand, piggyback or Form F-3 or Form S-3 registration immediately after (i) the second anniversary after the occurence of our initial public offering as defined in the shareholders agreement, or (ii) if, in the opinion of counsel to us, all such registrable securities proposed to be sold may then be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2018 Share Incentive Plan and 2019 Share Incentive Plan.”

Transactions with 360 Group

360 Group is our most important business partner. It is considered our related party as it is controlled by Mr. Hongyi Zhou, the chairman of our board of directors and principal shareholder. We transacted with several entities of 360 Group during the fiscal years 2017, 2018 and 2019. 360 Group is one of our most important borrower acquisition channels, and it provides advertising services to promote our products and general brand through its matrix of mobile applications and services, such as 360 Browser and 360 Mobile Assistant. Advertising services are calculated and charged to us under different formula depending on the form of advertisements, including cost per time (CPT), cost per click (CPC), cost per thousand impression (CPM), cost per action (CPA) and cost per sale (CPS). In the meantime, we also display advertisement of 360 Group’s products and services on our own platform and earn advertising service fee.

In 2019, services provided by 360 Group entities were RMB103 million (US$15 million). As of December 31, 2019, RMB41 million (US$6 million) was due to 360 Group entities, and RMB1 million (US$0.14 million) was due from them.

In 2018, services provided by 360 Group entities were RMB77 million. As of December 31, 2018, RMB20 million was due to 360 Group entities, and RMB2 million was due from them.

In 2017, services provided by 360 Group entities were RMB55 million, and services provided by us were RMB2 million. As of December 31, 2017, RMB14 million was due to 360 Group entities, and RMB770,000 was due from them.

Framework Collaboration Agreement

We have entered into a framework collaboration agreement with 360 Group, pursuant to which:

●	we and 360 Group will collaborate in depth on research and development of cloud computing, artificial intelligence, as well as big data analysis and application.
●	360 Group will provide traffic support to our services.
●	360 Group will license certain trademarks to us.
●	360 Group agrees not to conduct any credit underwriting or loan origination services that directly or indirectly compete with us.
●	360 Group agrees that price terms of licensing as well as advertising and promotion it charges to us will be most favorable within its business partners.

The framework collaboration agreement will remain effective for five years and will be automatically extended for one year thereafter unless 360 Group or we decide to terminate the collaboration.

Transactions with Beijing Qibutianxia

Beijing Qibutianxia and its subsidiaries are related parties to us, as we and Beijing Qibutianxia are both under control of Mr. Hongyi Zhou, the chairman of our board of directors.

We transacted with Beijing Qibutianxia and its subsidiaries during the fiscal years 2017, 2018 and 2019, including receiving loans from Beijing Qibutianxia, expense allocation for certain corporate functions historically provided by Beijing Qibutianxia, receiving financing service from Youdaojingwei Assets Management Co. Ltd., providing borrower referral services to Beijing Qicaitianxia Technology Co., Ltd., and receiving employee benefit management service from Ningbo Siyinjia Investment Management Co. Ltd.

In 2019, services provided by Beijing Qibutianxia and its subsidiaries was RMB25.9 million (US$3.7 million), and services provided by us was RMB929.8 million (US$133.6 million). As of December 31, 2019, RMB15.1 million (US$2.2 million) was due to Beijing Qibutianxia and its subsidiaries, and RMB405.5 million (US$58.2 million) was due from them.

Beijing Qibutianxia provided joint back-to-back guarantee to certain third party guarantee companies for loans facilitated by us. As of December 31, 2019, loans with the outstanding balance of RMB22.8 billion were under such arrangement.

In 2018, services provided by Beijing Qibutianxia and its subsidiaries was RMB80.6 million, and services provided by us was RMB333.5 million. As of December 31, 2018, RMB58.5 million was due to Beijing Qibutianxia and its subsidiaries, and RMB266.4 million was due from them.

In 2017, services provided by Beijing Qibutianxia and its subsidiaries was RMB27.4 million, and services provided by us was RMB84.3 million. As of December 31, 2017, RMB1,269.3 million was due to Beijing Qibutianxia and its subsidiaries, including a loan of RMB740.1 million from Beijing Qibutianxia, and RMB89.5 million was due from them.

Transactions with Jinshang Consumer Finance Inc.

We transacted with Jinshang during the fiscal years 2017, 2018 and 2019 as we provide loan facilitation services and post-origination services to Jinshang and charge service fees. Historically, we directly collected payments from borrowers and charged no services fees to Jinshang. Started from 2018, we contractually change our payment flow model by collecting service fee payment from Jinshang directly. Besides, we provided deposit to Jinshang to secure the timely repayment of loans facilitated by us before the change of payment flow model in 2018.

In 2019, services provided by us was RMB103.3 million (US$14.8 million). As of December 31, 2019, RMB50.7 million (US$7.3 million) was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-origination services was RMB32.5 million (US$4.7 million), net of allowance of RMB18.8 million (US$2.7 million).

In 2018, services provided by us was RMB168.0 million. As of December 31, 2018, RMB215.9 million was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-origination services was RMB113.9 million, net of allowance of RMB12.2 million.

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

B.           Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

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

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association and of the Companies Law (2020 Revision), insofar as they relate to the material terms of our ordinary shares.

Objects of our company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary shares. Our authorized share capital is US$50,000 divided into 5,000,000,000 shares, comprising of (i) 4,900,000,000 class A ordinary shares with a par value of US$0.00001 each, (ii) 50,000,000 class B ordinary shares, with a par value of US$0.00001 each, and (iii) 50,000,000 shares with a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of our memorandum and articles of association. Holders of class A ordinary shares and class B ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Transfer of ordinary shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of its ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days' notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the requirements of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution amongst our shareholders are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Variations of rights of shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the redemption or purchase of any shares of any class by our company, the creation or issue of further shares ranking pari passu with or subsequent to them or with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Our memorandum and articles of association also authorizes our board of directors to issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), one or more series of preference shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preference shares, the terms and rights of that series, including but not limited to:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association). However, we will provide our shareholders with annual audited financial statements.

Anti-takeover provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares.

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);
●	persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Recent fluctuations in the market price of our ADSs and ordinary shares increases our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holders is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2019, we had U.S. dollar-denominated cash, cash equivalents and short-term investments of US$8.3 million. Assuming we had converted US$8.3 million into Renminbi at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB57.8 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB63.6 million instead.

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

We may invest the net proceeds we receive from our securities offerings in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its dutiesunder the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2019, we received RMB2.3 million (US$0.3 million) reimbursement from the depositary.

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

We filed another registration statement on Form F-1 (File No. 333-232259), as amended, in relation to the sale of 9,609,000 ADSs, representing 19,218,000 class A ordinary shares by certain shareholders in a follow-on public offering. The follow-on offering closed in July 2019, and we did not receive any of the proceeds from the sale of ADSs by the selling shareholders in the follow-on offering, neither did we incur any expenses for our company’s account.

We have used all of the net proceeds from our initial public offering for purposes disclosed in our F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any evaluation of effectiveness as to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, as stated in its report included on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

The material weaknesses that were identified in connection with the audits of our financial statements for the period from the inception date to December 31, 2016 and for the years ended December 31, 2017 and 2018 have been fully remediated and no material weakness was identified in the course of evaluations or audits, as applicable, of the effectiveness of our internal control over financial reporting as of December 31, 2019.

However, we and our independent registered public accounting firm identified one significant deficiency with respect to our internal control over financial reporting in the evaluation or audit, as applicable, of the effectiveness of our internal control over financial reporting as of December 31, 2019. The significant deficiency related to our lack of sufficient control over certain inputs used to ensure proper accounting for transactions of off-balance-sheet loan in accordance with U.S. GAAP. We have taken and will continue to take measures to remedy this significant deficiency. However, the implementation of our remedial measures may not fully address the significant deficiency.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yongjin Fu, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

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

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	15,537.7	13,788.1
Audit-related fees(2)	—	2,645.5
Tax fees(3)	—	500.0

Notes:

(1)“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2018, the audit refers to financial statement audit and assurance services rendered in connection with our Initial Public Offering in 2018. In 2019, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)“Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”.

(3)“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e), (ii) the requirement that a majority of the board must be independent as provided in Nasdaq Listing Rule 5615(b)(1), (iii) the requirement to hold annual general meeting as provided in Nasdaq Listing Rule 5620(a), and (iv) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

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
2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed on June 3, 2019 (File No. 333-231892))

2.4

Shareholders Agreement between the Registrant and other parties thereto dated September 10, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

2.5*	Description of Securities
4.1*	2018 Share Incentive Plan
4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8 filed on December 13, 2019 (File No.333-235488))
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
4.5

English translation of the executed form of Power of Attorney regarding a VIE of the Registrant, between its shareholder and the WFOE of the Registrant as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.6

English translation of the executed form of Equity Interest Pledge Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Interest Pledge Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.5 of the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.7

English translation of the executed form of Exclusive Consultation and Services Agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Consultation and Services Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.8

English translation of the executed form of Exclusive Option Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Option Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

Exhibit
Number	Description of Document
4.9

English translation of the executed form of Loan Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Loan Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.10

English Translation of the Framework Collaboration Agreement between Beijing Qihu Technology Co., Ltd., wholly-owned subsidiary of 360 Group, and Shanghai Qiyu, dated July 24, 2018 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Commerce & Finance Law Offices
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

360 Finance, Inc.

	By:	/s/ Haisheng Wu
		Name:	Haisheng Wu
		Title:	Chief Executive Officer

Date: April 30, 2020

360 FINANCE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 360 Finance, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 360 Finance, Inc. and its subsidiaries (the "Company") as of December 31, 2018 and 2019, the related combined and consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2017, 2018 and 2019, and the related notes and the schedule listed in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, 2018 and 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

Emphasis of a Matter

The accompanying financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of the Company, and include expense allocations for certain corporate functions historically provided by Beijing Qibutianxia Technology Co., Ltd. These financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Company had operated as a standalone group during the periods presented.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Management's estimates of expected default rates used in accounting for guarantee liabilities and allowance for loans receivable- Refer to Notes 2 guarantee liabilities and Notes 2 loans receivable to the financial statements

Critical Audit Matter Description

The fair value of guarantee liabilities is estimated using a discounted cash flow model based on the expected net pay-outs. The Company estimates its expected net pay-outs according to the product mix, estimated default rates, loan terms and discount rate. The allowance for loans receivable is provided based on an assessment performed on a portfolio basis, depending on factors such as estimated default rate, size, and other risk characteristics of the portfolio.

We identified the estimate of expected default rates used in calculating the fair value of guarantee liabilities and determining the allowance for loans receivable as a critical audit matter because of the significant judgment required by management when developing the estimate and the limited historical data. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of expected default rate.

The related accounts associated with the estimate of expected default rate include guarantee liabilities for loans facilitated under the guarantee model, which also impacts the amount of revenue from loan facilitation and servicing fees to be recognized for the underlying loans, as well as the allowance for on-balance-sheet loans receivable.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to expected default rates used in accounting for guarantee liabilities and determining the allowance for loans receivable included the following, among others:

●	We tested the effectiveness of controls over the guarantee liabilities and allowance for loans receivable, including management’s controls over accurately capturing the historical default data for each loan and the estimation of the expected default rate.
●	We evaluated the portfolio-specific adjustments applied by management to arrive at the estimated default rates by corroborating the adjustments with supporting operating data and/or industry trends, where applicable.
●	We tested the accuracy of the historical net default data used as an input to the model by comparing it with original data retrieved from the operating system.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation model, (2) discount rates and (3) margin in the model by:
-	Comparing the models and margin with those commonly used in similar industry.
-	Testing the accuracy of source information underlying the determination of the discount rate by comparing it with open market data and testing the mathematical accuracy of the calculation.
-	Performing sensitivity test for new products with no historical data to evaluate whether the difference caused by using different models is within reasonable range.
●	We performed back-testing with observable loan default data close to the report issue date to evaluate whether the preliminary assumptions used by management are appropriate.
●	COVID-19 has resulted in significant economic disruptions to the Chinese economy beginning in January 2020, and depending on the length and severity of this epidemics impact to the economy, may have an adverse effect on default rates. However, we considered the impacts of COVID-19 to be a post balance sheet event.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 30, 2020

We have served as the Company's auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 360 Finance, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of 360 Finance, Inc. and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements as of and for the year ended December 31, 2019 of the Company and our report dated April 30, 2020 expressed an unqualified opinion on those financial statements and included (1) an emphasis paragraph referring to the presentation of the combined and consolidated financial statements, and (2) an explanatory paragraph regarding the convenience translation.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 30, 2020

360 FINANCE, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,445,802	2,108,123	302,813
Restricted cash (including RMB 6,142 and RMB 354,104 from the consolidated trusts as of December 31, 2018 and 2019 respectively)	567,794	1,727,727	248,172
Security deposit prepaid to third-party guarantee companies	795,700	932,983	134,015
Funds receivable from third party payment service providers	142,622	118,860	17,073
Accounts receivable and contract assets, net (net of allowance of RMB 82,515 and RMB 189,829 as of December 31, 2018 and 2019, respectively)	1,791,745	2,332,364	335,023
Financial assets receivable, net (net of allowance of RMB 56,656 and RMB 164,563 as of December 31, 2018 and 2019, respectively)	1,193,621	1,912,554	274,721
Amounts due from related parties (net of allowance of RMB 18,055 and RMB 68,567 as of December 31, 2018 and 2019, respectively)	484,286	478,767	68,771
Loans receivable, net (including RMB 493,883 and RMB 9,099,099 from the consolidated trusts as of December 31, 2018 and 2019 respectively)	811,433	9,239,565	1,327,180
Prepaid expenses and other assets (including RMB 4,000 and RMB 95,840 from the consolidated trusts as of December 31, 2018 and 2019 respectively)	109,016	652,545	93,732
Total current assets	7,342,019	19,503,488	2,801,500
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB nil and RMB 1,763 as of December 31, 2018 and 2019, respectively)	—	19,508	2,802
Financial assets receivable, net-noncurrent (net of allowance of RMB nil and RMB 6,240 as of December 31, 2018 and 2019, respectively)	—	59,270	8,514
Property and equipment, net	6,869	17,113	2,458
Intangible assets	847	3,512	504
Deferred tax assets	—	697,348	100,168
Other non-current assets	—	55,362	7,952
Total non-current assets	7,716	852,113	122,398
TOTAL ASSETS	7,349,735	20,355,601	2,923,898
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 2):
Current liabilities:
Payable to investors of the consolidated trusts-current	300,341	4,423,717	635,427
Accrued expenses and other current liabilities	518,955	720,918	103,554
Amounts due to related parties	78,767	55,622	7,990
Short term loans	—	200,000	28,728
Guarantee liabilities	1,399,174	2,946,855	423,289
Income tax payable	432,066	1,056,219	151,716
Other tax payable	164,478	263,856	37,901
Total current liabilities	2,893,781	9,667,187	1,388,605
Non-current liabilities:
Deferred tax liabilities	15,758	—	—
Payable to investors of the consolidated trusts-noncurrent	—	3,442,500	494,484
Other long-term liabilities	—	31,184	4,479
Total non-current liabilities	15,758	3,473,684	498,963
TOTAL LIABILITIES	2,909,539	13,140,871	1,887,568
Commitments and Contingencies (Note 12)
SHAREHOLDERS’ EQUITY
Ordinary shares ($0.00001 par value per share, 5,000,000,000 shares authorized, 287,652,707 shares issued and outstanding as of December 31, 2018, and 302,707,339 shares issued and 293,420,800 shares outstanding as of December 31, 2019, respectively)	20	20	3
Additional paid-in capital	4,866,756	5,117,184	735,037
Accumulated (deficit)/Retained earnings	(430,263)	2,071,332	297,528
Other comprehensive income	3,683	24,906	3,577
TOTAL 360 FINANCE INC EQUITY	4,440,196	7,213,442	1,036,145
Non-controlling interests	—	1,288	185
TOTAL EQUITY	4,440,196	7,214,730	1,036,330
TOTAL LIABILITIES AND EQUITY	7,349,735	20,355,601	2,923,898

The accompanying notes are an integral part of these consolidated financial statements.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:
Credit driven services (1)	703,747	4,170,271	8,013,391	1,151,052
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB nil, RMB 305,566 and RMB 791,482 for the years ended December 31, 2017, 2018 and 2019, respectively)	647,350	3,807,242	6,273,131	901,079
Financing income	50,966	267,844	1,309,616	188,115
Revenue from releasing of guarantee liabilities	331	25,169	285,407	40,996
Other services fees	5,100	70,016	145,237	20,862
Platform services (1)	84,397	276,747	1,206,456	173,296
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB nil, RMB nil and RMB 48,747 for the years ended December 31, 2017, 2018 and 2019, respectively)	—	58,348	814,581	117,007
Referral services fees (including revenue from related parties of RMB 84,303, RMB 196,013 and RMB 197,018 for the years ended December 31, 2017, 2018 and 2019, respectively)	84,397	211,087	375,551	53,945
Other services fees	—	7,312	16,324	2,344
Total net revenue	788,144	4,447,018	9,219,847	1,324,348
Operating costs and expenses:
Origination and servicing (including costs charged by related parties of RMB 9,877, RMB 59,027 and RMB 47,203 for the years ended December 31, 2017, 2018 and 2019, respectively)	121,821	666,067	1,083,372	155,617
Funding costs	14,437	71,617	344,999	49,556
Sales and marketing (including expenses charged by related parties of RMB 54,955, RMB 66,345 and RMB 57,319 for the years ended December 31, 2017, 2018 and 2019, respectively)	345,576	1,321,950	2,851,519	409,595
General and administrative (including expenses charged by related parties of RMB 17,512, RMB 32,509 and RMB 24,540 for the years ended December 31, 2017, 2018 and 2019, respectively)	45,852	560,702	428,189	61,505
Provision for loans receivable	12,406	44,474	486,991	69,952
Provision for financial assets receivable (including provision generated from related parties of RMB nil, RMB 5,912 and RMB 15,236 for the years ended December 31, 2017, 2018 and 2019, respectively)	16,273	53,989	166,176	23,870
Provision for accounts receivable and contract assets (including provision charged by related parties of RMB nil, RMB 12,138 and RMB 35,276 for the years ended December 31, 2017, 2018 and 2019, respectively)	21,180	83,707	230,280	33,078
Expense on guarantee liabilities (including provision charged by related parties of RMB 67,587 for the year ended December 31, 2019)	—	—	734,730	105,537
Total operating costs and expenses	577,545	2,802,506	6,326,256	908,710
Income from operations	210,599	1,644,512	2,893,591	415,638
Interest income (expense), net	2,422	10,026	(41,707)	(5,991)
Foreign exchange loss	—	(2,563)	(24,875)	(3,573)
Other income, net	22	7,696	140,278	20,150
Income before income tax expense	213,043	1,659,671	2,967,287	426,224
Income tax expense	(48,178)	(466,360)	(465,983)	(66,934)
Net (loss) income	164,865	1,193,311	2,501,304	359,290
Net loss attributable to non-controlling interests	—	—	291	42
Deemed dividend	—	(3,097,733)	—	—
Net (loss) income attributable to ordinary shareholders of the Company	164,865	(1,904,422)	2,501,595	359,332
Net (loss) income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	0.83	(9.39)	8.66	1.24
Diluted	0.83	(9.39)	8.31	1.19
Net (loss) income per ADS attributable to ordinary shareholders of 360 Finance, Inc.
Basic	1.66	(18.78)	17.32	2.48
Diluted	1.66	(18.78)	16.62	2.38
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	198,347,168	202,751,277	288,827,604	288,827,604
Diluted	198,347,168	202,751,277	300,938,470	300,938,470
(1)	Starting from 2019, the Group reports revenue streams in two categories—Credit driven services and Platform services, to provide more relevant information. The Group also revised the comparative period presentation to conform to current period classification (Note 2 revenue recognition).

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
Net income	164,865	1,193,311	2,501,304	359,290
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	3,683	21,223	3,048
Other comprehensive income	—	3,683	21,223	3,048
Total comprehensive income	164,865	1,196,994	2,522,527	362,338
Net loss attributable to non-controlling interests	—	—	291	42
Deemed dividend	—	(3,097,733)	—	—
Comprehensive income (loss) attributable to ordinary shareholders	164,865	(1,900,739)	2,522,818	362,380

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

					Accumulated
			Parent	Additional	(deficit)	Other	Non-	Total
	Number	Ordinary	Company's	Paid-in	/Retained	Comprehensive	controlling	(deficit)
	of shares	shares	investment	capital	earnings	income	interests	equity
		RMB (1)	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	—	—	—	—	(20,716)	—	—	(20,716)
Parent company's capital contribution	—	—	590,000	—	—	—	—	590,000
Net income	—	—	—	—	164,865	—	—	164,865
Balance as of December 31, 2017	—	—	590,000	—	144,149	—	—	734,149
Parent company's capital contribution	—	—	210,000	—	—	—	—	210,000
Share-based compensation	—	—	—	607,381	—	—	—	607,381
Reorganization effect	—	—	(800,000)	800,000	—	—	—	—
Issuance of ordinary shares	198,347,168	14	—	—	(14)	—	—	—
Deemed dividend to shareholders upon issuance of Series A and A+ preferred share (note 9)	—	—	—	(1,330,024)	(1,767,709)	—	—	(3,097,733)
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	6,200,000	0	—	297,860	—	—	—	297,860
Conversion of convertible redeemable preferred shares to ordinary shares upon IPO	83,105,539	6	—	4,491,539	—	—	—	4,491,545
Other comprehensive income	—	—	—	—	—	3,683	—	3,683
Net income	—	—	—	—	1,193,311	-	—	1,193,311
Balance as of December 31, 2018	287,652,707	20	—	4,866,756	(430,263)	3,683	—	4,440,196
Issuance of ordinary shares	5,768,093	—	—	—	—	—	—	—
Share-based compensation	—	—	—	250,428	—	—	—	250,428
Other comprehensive income	—	—	—	—	—	21,223	—	21,223
Net income (loss)	—	—	—	—	2,501,595	—	(291)	2,501,304
Contribution by non-controlling interests	—	—	—	—	—	—	1,579	1,579
Balance as of December 31, 2019	293,420,800	20	—	5,117,184	2,071,332	24,906	1,288	7,214,730
(1)	The amount less than RMB 1 is rounded to zero.

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 FINANCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income	164,865	1,193,311	2,501,304	359,290
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,306	3,760	7,642	1,098
Share-based compensation	—	607,381	250,428	35,972
Provision for loan principal, financial assets receivables and other receivables	49,859	182,170	883,447	126,899
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(124,757)	(10,143)	23,762	3,413
Accounts receivable and contract assets	(363,040)	(1,536,211)	(755,132)	(108,468)
Financial assets receivable	(264,962)	(971,571)	(929,143)	(133,463)
Prepaid expenses and other assets	(27,477)	(61,811)	(536,218)	(77,024)
Security deposit prepaid to third-party guarantee companies	—	(795,700)	(137,283)	(19,719)
Deferred tax	(67,612)	91,294	(713,106)	(102,431)
Other non-current assets	—	—	(55,362)	(7,952)
Amounts due to (from) related parties	(5,976)	(383,164)	(49,298)	(7,081)
Guarantee liabilities	295,174	1,098,232	1,547,680	222,310
Income tax payable	115,325	316,741	624,153	89,654
Other tax payable	31,229	133,149	99,378	14,275
Accrued expenses and other current liabilities	85,092	417,678	206,700	29,691
Other long-term liabilities	—	—	31,184	4,479
Interest receivable/ payable	—	—	(27,061)	(3,887)
Net cash (used in) provided by operating activities	(110,974)	285,116	2,973,075	427,056
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(7,109)	(8,551)	(25,558)	(3,671)
Investment in loans receivable	(2,769,592)	(4,943,341)	(26,339,327)	(3,783,408)
Collection of investment in loans receivable	1,572,432	5,279,541	17,504,444	2,514,356
Net cash (used in) provided by investing activities	(1,204,269)	327,649	(8,860,441)	(1,272,723)
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon IPO	—	327,236	—	—
Payment of IPO costs	—	(25,103)	(4,838)	(695)
Capital contributions from shareholder	590,000	210,000	—	—
Proceeds from series B convertible redeemable preferred shares	—	1,393,812	—	—
Proceeds from short term loans	—	—	1,700,000	244,190
Repayment of short term loans	—	—	(1,500,000)	(215,462)
Loans from Qibutianxia	810,500	500,000	300,000	43,092
Loans payment to Qibutianxia	(147,500)	(1,240,050)	(300,000)	(43,092)
Cash received from investors of the consolidated trusts	1,012,499	600,000	8,360,230	1,200,872
Cash paid to investors of the consolidated trusts	—	(1,308,465)	(847,534)	(121,741)
Net cash provided by financing activities	2,265,499	457,430	7,707,858	1,107,164
Effect of foreign exchange rate changes	—	(13,028)	1,762	253
Net increase in cash and cash equivalents	950,256	1,057,167	1,822,254	261,750
Cash, cash equivalents, and restricted cash, beginning of year	6,173	956,429	2,013,596	289,235
Cash, cash equivalents, and restricted cash, end of year	956,429	2,013,596	3,835,850	550,985
Supplemental disclosures of cash flow information:
Income taxes paid	(464)	(58,325)	(557,295)	(80,050)
Interest paid (not including interest paid to investors of consolidated trusts)	—	—	(65,776)	(9,448)
Issuance of series A and series A+ convertible redeemable preferred shares as deemed dividend	—	3,097,733	—	—
Reconciliation to amounts on the combined and consolidated balance sheets:
Cash and cash equivalents	468,547	1,445,802	2,108,123	302,813
Restricted cash	487,882	567,794	1,727,727	248,172
Total cash, cash equivalents, and restricted cash	956,429	2,013,596	3,835,850	550,985

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

The Company’s significant subsidiaries and its consolidated VIEs as of December 31, 2019 are as follows:

	Date of	Place of
	Incorporation	Incorporation
Subsidiaries
HK Qirui International Technology Company Limited (“HK Qirui”)	June 14, 2018	Hong Kong
Shanghai Qiyue Information & Technology Co., Ltd.(“Qiyue”)	August 7, 2018	PRC
VIEs
Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”)	July 25, 2016	PRC
Fuzhou 360 Online Microcredit Co., Ltd.(“Fuzhou Microcredit”)	March 30, 2017	PRC
Fuzhou 360 Financing Guarantee Co., Ltd. (“Fuzhou Guarantee”)	June 29, 2018	PRC
Shanghai 360 Financing Guarantee Co., Ltd. ("Shanghai Guarantee")	May 20, 2019	PRC

History of the Group and reorganization under identical common ownership

The Group started its business in 2016 through Qiyu, a limited liability company in the People’s Republic of China (“PRC”). In March 2017, Fuzhou Microcredit was founded mainly to obtain the online microcredit lending license to conduct online microcredit lending business. Fuzhou Guarantee and Shanghai Guarantee were founded in 2018 and 2019 respectively to provide financial guarantee service mainly. Qiyu and Fuzhou Microcredit are wholly owned by Beijing Qibutianxia Technology Co., Ltd. (“Qibutianxia”) which is ultimately controlled by Mr. Hongyi Zhou. On April 27, 2018, the Company was incorporated by the same shareholders of Qibutianxia in Cayman Island in connection with a group reorganization (“Reorganization”). In September 2018, the Company undertook a series of transactions to redomicile its business from the PRC to the Cayman Islands as part of the Reorganization, in preparation of its overseas initial public offering. The transactions include 1) establishing intermediary companies of HK Qirui and Qiyue ("WFOE") for the purpose of establishing a VIE structure of the Group, and 2) issuing ordinary shares and convertible redeemable preferred shares to the shareholders of Qibutianxia in the same proportions as the percentage of equity interest they held in Qibutianxia by the time of Reorganization, and 3) entering into VIE agreements which effectively provided control to the WFOE over the operations of the VIEs.

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

The accompanying combined and consolidated financial statements include allocations for various general administrative expenses of Qibutianxia which related to the Group’s business. These expenses consist primarily of payroll of senior management and shared rental expenses. These allocations were made using a proportionate cost allocation method. The payroll expenses were allocated based on the actual time spent on the provision of services attributable to the Group, and the shared rental expenses were allocated based on the actual usage of the building among each business of Qibutianxia. The management believes these allocations are reasonable. Total expenses allocated from Qibutianxia to the Group are RMB 17,512, RMB 32,015 and RMB 3,230 for the years ended 2017, 2018 and 2019, respectively.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement

PRC laws and regulations prohibit or restrict foreign control of companies involved in provision of internet content and certain finance business. To comply with these foreign ownership restrictions, the Company operates substantially all of its service through its VIEs in the PRC.

The VIEs hold leases and other assets necessary to provide services and generate the majority of the Company's revenues. To provide the Company effective control over the VIEs and the ability to receive substantially all of the economic benefits of the VIEs, a series of contractual arrangements were entered into amongst WFOE, VIEs and their beneficial shareholders.

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

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

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

The Company also has some other sets of VIE contractual arrangements. The arrangements with its significant VIEs include 1) the arrangement among the WFOE, Fuzhou Microcredit, and Qibutianxia; 2) the arrangement among the WFOE, Fuzhou Guarantee and a fully owned subsidiary of Qibutianxia and 3) the arrangement among the WFOE, Shanghai Guarantee and two fully owned subsidiaries of Qibutianxia. These sets of the contractual agreements are substantially similar to the set with Qiyu as described above.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure

The Company believes that the contractual arrangements with Qiyu, Fuzhou Microcredit, Fuzhou Guarantee, Shanghai Guarantee and their shareholders, Qibutianxia, are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries or consolidated affiliated entities;
●	restrict the rights to collect revenues from any of the Company’s PRC subsidiaries;
●	discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries or consolidated affiliated entities;
●	require the Company’s PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;
●	take other regulatory or enforcement action is, including levying fines that could be harmful to the Company’s business; or
●	impose additional conditions or requirements with which the Company may not be able to comply.

The imposition of any of these penalties may result in a material adverse effect on the Company's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs or the right to receive substantially all of their economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs.

These contractual arrangements allow the Company to effectively control Qiyu, Fuzhou Microcredit, Fuzhou Guarantee and Shanghai Guarantee, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Qiyu, Fuzhou Microcredit; Fuzhou Guarantee and Shanghai Guarantee as VIEs. Because the Company is the primary beneficiary, the Company has consolidated the financial results of the VIEs.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

The following financial statement amounts and balances of the VIEs were included in the accompanying combined and consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	December 31,
	2018	2019
	RMB	RMB
ASSETS
Cash and cash equivalents	1,108,779	1,829,395
Restricted cash	561,652	1,373,623
Funds receivable from third party payment service providers	142,622	118,860
Accounts receivable and contract assets, net	1,791,745	2,113,831
Financial assets receivable, net	1,193,621	1,764,738
Security deposit prepaid to third-party guarantee companies	795,700	932,983
Amounts due from related parties	484,286	478,767
Loans receivable, net	317,551	139,144
Prepaid expenses and other assets	105,016	507,907
Property and equipment, net	6,869	16,773
Intangible assets	847	1,933
Deferred tax assets	—	704,589
Accounts receivable and contract assets, net-non current	—	19,508
Financial assets receivable, net-non current	—	59,270
Other non-current assets	—	55,362
Total Assets	6,508,688	10,116,683

LIABILITIES
Short term loans	—	200,000
Guarantee liabilities	1,399,174	2,840,941
Accrued expenses and other current liabilities	506,735	680,987
Income tax payable	431,998	1,037,964
Other tax payable	164,181	206,291
Amounts due to related parties	74,733	55,622
Deferred tax liabilities	15,758	—
Other long-term liabilities	—	31,184
Total liabilities	2,592,579	5,052,989

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Net revenue	777,353	4,375,412	7,318,362
Net income	167,425	1,247,147	1,707,839

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(110,884)	303,626	2,010,741
Net cash used in investing activities	(287,994)	(199,576)	134,286
Net cash provided by (used in) financing activities	1,253,000	(543,052)	198,242

The consolidated VIEs contributed 99%, 98% and 79% of the Group's consolidated revenue for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the consolidated VIEs accounted for an aggregate of 89% and 50%, respectively, of the consolidated total assets, and 89% and 38%, respectively, of the consolidated total liabilities.

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

Basis of consolidation

The accompanying combined and consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and consolidated VIEs. All inter-company transactions and balances have been eliminated.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts

Loans funded by the institutional funding partners in the Group’s loan facilitation business are typically disbursed to the borrowers directly from such partners. However, due to the need of certain institutional funding partners, loans from such funding partners are funded and disbursed indirectly through trusts and asset management plans (collectively the "Trusts"). Since November 2017, several Trusts were formed by third-party trust companies and asset management companies, who administer the Trusts.

The Trusts fund loans facilitated by the Group using the funds received from its beneficiaries to the borrowers facilitated by the Group. The Trusts provide the returns to its beneficiaries through interest payments made by the borrowers.

The borrowers are charged with the interests by the Trusts. For the majority of trust, the Group is either entitled to the residual profit in the Trusts or the Group has provided guarantee to the Trusts by agreeing to repurchase any loans that are delinquent for 30 to 90 days from which the Group absorbs the credit risk of the Trusts resulting from borrowers’ delinquencies. The Group determined that the residual profit or the guarantee represents a variable interest in the Trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the Trusts that could potentially be significant to the Trusts. Since the Trusts only invest in the loans facilitated by the Group and the Group continues to service the loans through a service agreement post origination and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the Trusts that most significantly impact the economic performance of the Trusts. As a result, the Group is considered the primary beneficiary of the Trusts and consolidated the Trusts’ assets, liabilities, results of operations and cash flows.

In 2019, the Group also received letter of approval for listing and transferring assets based securities (“ABS”) on both Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB 5,000,000 for each, respectively. As of December 31, 2019, the beneficial rights of RMB 2,300,000 in trusts held by Qiyu were transferred to trust beneficial right asset backed special plans (the “ABS plans”). The ABS plans were securitized and listed on Shanghai Stock Exchange and Shenzhen Stock Exchange, with terms of two years. The Group purchased the whole subordinated tranche securities amounting RMB 184,000 to provide credit enhancement and senior tranche securities amounting RMB 17,500, representing 8% and 1% of the total face value of the securities respectively. External institutional funding partners purchased senior tranche securities amounting RMB 2,098,500 representing 91% of the total securities which was recorded as "payable to investors of the consolidated trusts - noncurrent" with the balance of RMB 2,086,946 on the consolidated balance sheet as of December 31, 2019.

As of December 31,2018 and 2019, the loans held by the Trusts are all personal loans made to the individual borrowers with an original term up to 12 months. The interest rates of these loans ranged from 9% to 36%. The loans receivable balance associated with the Trusts represents the outstanding loans made to the borrowers from the Trusts. As of December 31, 2018 and 2019, the balance of delinquent loans repurchased by the Group from the consolidated trusts are RMB 20,579 and RMB 89,938, respectively. For the years ended 31, 2018 and 2019, the Group repurchased the balance of RMB 114,238 and RMB 18,014 performing loans upon liquidation of certain consolidated trusts per the contracts agreed with the counterparty, respectively.

For the years ended December 31, 2017, 2018 and 2019, the provision for loan losses of RMB 5,647, RMB 33,141 and RMB 464,379 were charged to the combined and consolidated statements of comprehensive income, respectively. There were RMB nil, RMB 19,777 and RMB 142,882 of loans written off for the years ended December 31, 2017, 2018 and 2019, respectively.

Interest on loans receivable is accrued and credited to income as earned. The Group determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying combined and consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2018	December 31, 2019
	RMB	RMB
ASSETS
Restricted cash	6,142	354,104
Loans receivable, net	493,883	9,099,099
Prepaid expenses and other assets	4,000	95,840
Total Assets	504,025	9,549,043

	December 31, 2018	December 31, 2019
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	300,341	4,423,717
Amounts due to related parties	4,034	—
Accrued expenses and other current liabilities	385	19,460
Other tax payable	268	25,431
Payable to investors of the consolidated trusts-noncurrent	—	3,442,500
Total liabilities	305,028	7,911,108

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenue	10,791	70,621	1,279,203
Net (loss) income	(2,560)	(32,708)	469,825

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(90)	(8,749)	382,620
Net cash (used in) provided by investing activities	(916,275)	527,223	(8,989,137)
Net cash provided by (used in) financing activities	1,012,499	(708,466)	7,512,696

The consolidated trusts contributed 1%, 2% and 14% of the Group's consolidated revenue for the years ended 2017, 2018 and 2019, respectively. As of December 31, 2018 and December 31, 2019, the consolidated trusts accounted for an aggregate of 7% and 47%, respectively, of the consolidated total assets, and 10% and 60% respectively, of the consolidated total liabilities.

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

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

The Group believes that the assets of the consolidated trusts could only be used to settle the obligations of the consolidated trusts.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, financial assets receivable and guarantee liabilities, allowance for loans receivable, allowance for uncollectible accounts receivable and contract assets, allowance for financial assets receivable, and valuation allowance for deferred tax assets.

Revenue recognition

Through its app and channel partners, the Group provides services through its facilitation of loan transactions between the borrowers and the institutional funding partners through the use of two business models.

The first business model involves the Group providing credit driven services through facilitating loans that are guaranteed by the Group directly or through third-party guarantee companies and insurance companies (referred to as "off-balance capital heavy loans" hereafter), or providing loans through the Consolidated Trusts and Fuzhou Microcredit. In either cases, the Group ultimately bears all the credit risks when the borrowers default.

The second business model involves the Group providing platform services through facilitating loans with no or partial guarantee provided by the Group (referred to as "capital light loans" hereafter) and referral services. In these cases, the Group bears limited credit risks when the borrowers default.

The loans facilitated under both models are with terms of 1~24 months (the majority are within the terms of 1~12 months) and with principal of up to RMB 200.

Loan facilitation and servicing fees

The Group earns loan facilitation and service fees from both off-balance capital heavy loans and capital light loans. The Group's services mainly consist of:

1)	Performing credit assessment on the borrowers on its mobile platform based on its credit analysis and matching the institutional funding partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as "loan facilitation services" and;
2)	Providing repayment processing services for the institutional funding partners over the loan term, referred to as “Post Origination Services”

Based on the agreements entered into between the Group’s institutional funding partners and borrowers, the Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the funding partner and the borrowers.

In 2017, the service fees were collected from the borrowers on a monthly basis through the loan period. Starting from 2018, to stay in compliance with regulatory requirements, particularly the Circular 141 which came into effect in December 2017, the Group started to charge service fees directly from funding partners based on the contractual agreements. In 2019, the Group started cooperating with insurance companies to provide guarantee for the loans between the borrowers and institutional funding partners. The Group charges guarantee fees from the borrower, including insurance premium collected on behalf of the insurance company.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Loan facilitation and servicing fees – continued

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or not have to pay the excessive portion if the total fees are more than 36% of the origination principal on an annualized basis, the Group's right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance.

For off-balance capital heavy loans, the Group enjoys a fixed rate of service fees. For capital light loans, the service fee rate the Group entitled to is subject to adjustment based on the actual default rate of the underlying loans.

Under the off-balance capital heavy loans, the Group also provides a guarantee service to its institutional funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). Under the capital light model, the Group either provides no guarantee or partial guarantee service. Under the partial guarantee scenario, the Group agrees with each institutional funding partner a fixed upper limit of guarantee amount the Group is liable of. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the institutional funding partner.

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Loan facilitation and servicing fees – continued

The Group determines that both the institutional funding partners and the borrowers are its customers because they both receive services provided by the Group pursuant to the contractual terms among the Group, the borrowers and the institutional funding partners. For each loan facilitated on the platform, the Group considers the loan facilitation service, post origination service and guarantee service (not applicable for arrangements where the Group does not provide guarantee service) as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Group is released from the underlying risk (see accounting policy for Guarantee Liabilities).While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group's promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the total transaction price to be the service fees chargeable from the borrowers or the institutional funding partners. The Group's transaction price includes variable considerations in the form of prepayment risk of the borrowers and service fee allocation rate under capital light model under certain agreements. The Group estimates the prepayment risk of borrowers using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The service fee allocated to the Group under capital light model would be fluctuated along with the actual default rate of the loans facilitated. The Group uses the service fee allocation rate applicable to the estimated default rate of the underlying loans. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.

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

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Revenue from releasing of guarantee liabilities

Revenues from guarantee services are recognized at the expiry of the guarantee term. For the years ended December 2017, 2018 and 2019, revenue from guarantee liabilities were RMB 331, RMB 25,169 and RMB 285,407, respectively, which were previously reported as part of other service fee revenues in 2017 and 2018.

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

Referral service fees

The Group provides the referral services to other platforms, by referring to them the borrowers who have not passed the Group's credit assessment. Specifically, the Group receives a fixed rate of referral fee from the platforms once the borrowers are accepted by the other funding providers on those platforms. The revenue is recognized once the referral is completed as confirmed by those platforms. For the years ended December 31, 2017, 2018 and 2019, RMB 84,397 , RMB 211,087 and RMB 375,551 were generated from the referral service, respectively, which were previously reported as part of other service fee revenues in 2017 and 2018. The Group recorded the receivables derived from of referral service fees in prepaid expenses and other assets on its consolidated balance sheets.

Other service fees

Other service fees mainly pertain to the revenue from late fees from borrowers under off-balance capital heavy loans and capital light loans.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Other service fees – continued

The following table presents the disaggregation of revenue for the years ended December 31, 2017, 2018 and 2019:

	Year ended	Year ended	Year ended	Year ended
	December	December	December	December
	31, 2017	31, 2018	31, 2019	31, 2019
	RMB	RMB	RMB	USD
Credit driven services	703,747	4,170,271	8,013,391	1,151,052
Loan facilitation and servicing fees-capital heavy	647,350	3,807,242	6,273,131	901,079
Revenue from loan facilitation services	552,313	3,058,084	4,396,300	631,489
Revenue from post-origination services	95,037	749,158	1,876,831	269,590
Financing income	50,966	267,844	1,309,616	188,115
Revenue from releasing of guarantee liabilities	331	25,169	285,407	40,996
Other services fees	5,100	70,016	145,237	20,862
Platform services	84,397	276,747	1,206,456	173,296
Loan facilitation and servicing fees-capital light	—	58,348	814,581	117,007
Revenue from loan facilitation services	—	49,549	672,982	96,668
Revenue from post-origination services	—	8,799	141,599	20,339
Referral services fees	84,397	211,087	375,551	53,945
Other services fees	—	7,312	16,324	2,344
Total net revenue	788,144	4,447,018	9,219,847	1,324,348

Accounts receivable and Contract Assets, net

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded for the monthly service fees allocated to loan facilitation service that have already been delivered in relation to loans facilitated on the Group's platform when recognizing revenue from loan facilitation service. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or do not have to pay the excessive portion if the total fees are more than 36% of the origination principal on an annualized basis, the Group's right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310. The Group established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net default rates used in determining the fair value of guarantee liabilities. The Group evaluates and adjusts its allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Accounts receivable and Contract Assets, net – continued

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

The Group's accounts receivable as of December 31, 2018 and 2019 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2018	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	1,849,796	(77,152)	1,772,644
Accounts receivable from post facilitation service	13,546	(4,184)	9,362
Total	1,863,342	(81,336)	1,782,006

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2019	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	2,371,709	(184,425)	2,187,284
Accounts receivable from post facilitation service	24,092	(273)	23,819
Total	2,395,801	(184,698)	2,211,103

The movement of allowance for uncollectible accounts receivables for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2017	provision	year	2017
Accounts receivable from loan facilitation service	—	17,528	—	17,528
Accounts receivable from post facilitation service	—	—	—	—
Total	—	17,528	—	17,528

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Accounts receivable and Contract Assets, net – continued

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2018	provision	year	2018
Accounts receivable from loan facilitation service	17,528	64,895	(5,271)	77,152
Accounts receivable from post facilitation service	—	4,702	(518)	4,184
Total	17,528	69,597	(5,789)	81,336

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2019	provision	year	2019
Accounts receivable from loan facilitation service	77,152	171,602	(64,329)	184,425
Accounts receivable from post facilitation service	4,184	12,779	(16,690)	273
Total	81,336	184,381	(81,019)	184,698

The Group's contract assets as of December 31, 2018 and 2019 are as follows:

		Allowance for
		uncollectible	Contract assets,
As of December 31, 2018	Contract assets	Contract assets	net
Contract assets from loan facilitation service	7,634	(758)	6,876
Contract assets from post facilitation service	3,284	(421)	2,863
Total	10,918	(1,179)	9,739

		Allowance for
		uncollectible	Contract assets,
As of December 31, 2019	Contract assets	Contract assets	net
Contract assets from loan facilitation service	143,685	(6,662)	137,023
Contract assets from post facilitation service	3,977	(231)	3,746
Total	147,662	(6,893)	140,769

The movement of allowance for uncollectible contract assets for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2017	provision	year	2017
Contract assets from loan facilitation service	106	1,075	(18)	1,163
Contract assets from post facilitation service	2	2,577	—	2,579
Total	108	3,652	(18)	3,742

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Accounts receivable and Contract Assets, net – continued

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2018	provision	year	2018
Contract assets from loan facilitation service	1,163	1,053	(1,458)	758
Contract assets from post facilitation service	2,579	918	(3,076)	421
Total	3,742	1,971	(4,534)	1,179

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2019	provision	year	2019
Contract assets from loan facilitation service	758	8,895	(2,991)	6,662
Contract assets from post facilitation service	421	1,728	(1,918)	231
Total	1,179	10,623	(4,909)	6,893

The Group's accounts receivable and contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2019 are as follows:

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2019	assets	and contract assets	Assets, net

Accounts receivable from loan facilitation service	131,743	(9,648)	122,095
Accounts receivable from post facilitation service	1,950	(481)	1,469
Contract assets from loan facilitation service	47,028	(2,062)	44,966
Contract assets from post facilitation service	795	(144)	651
Total	181,516	(12,335)	169,181

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the year ended December 31, 2019 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2019	provision	year	2019

Accounts receivable from loan facilitation service	9,437	18,698	(18,487)	9,648
Accounts receivable from post facilitation service	1,515	6,947	(7,981)	481
Contract assets from loan facilitation service	219	7,680	(5,837)	2,062
Contract assets from post facilitation service	18	1,951	(1,825)	144
Total	11,189	35,276	(34,130)	12,335

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Accounts receivable and Contract Assets, net – continued

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2018 and 2019 are RMB 774,452 and RMB 978,811, respectively, all of which pertain to post-origination service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 100% and 99% of the remaining performance obligations as of December 31, 2018 and 2019 respectively, with the remainder recognized thereafter.

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

Revenue recognized for years ended December 31, 2017, 2018 and 2019 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial.

The Group is subject to value-added tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB 61,744, RMB 379,762 and RMB 547,344, respectively, for the years ended December 31, 2017, 2018 and 2019.

Cash and cash equivalents

Cash and cash equivalents mainly consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents:

(i)	Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2018 and 2019, the amount of restricted cash related to deposit to the funding banks is RMB 561,652 and RMB 1,373,623, respectively.
(ii)	Cash held by the trusts and assets management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement. The trusts have a maximum operating period of two years. The cash in the trusts is not available to fund the general liquidity needs of the Group.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Security deposit prepaid to third-party guarantee companies

Security deposit prepaid to third-party guarantee companies represents deposit prepaid to licensed third-party vendors the Group cooperates with to provide guarantee to secure timely loan repayment for institutional funding partners.

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
(b)	Repayment of loan principal and interest amounts received from the borrowers but not yet transferred to the investors by third party payment service providers due to the settlement time lag; and,
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

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Fair value – continued

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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, security deposits, accounts receivable and contract assets, financial assets receivable, funds receivable from third party payment service providers, loans receivable, short term loan, payable to investors of the consolidated trusts, and amounts due from/to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

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

Depreciation expense on property and equipment for the years ended December 31, 2017, 2018 and 2019 were RMB 1,277, RMB 3,406 and RMB 6,837, respectively.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

From February 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, the Group began to involve third-party licensed vendors including financing guarantee companies and insurance companies to provide guarantee for new loans facilitated for certain funding partners. Under the cooperation with financing guarantee companies, these guarantee companies initially reimburses the loan principal and interest to the institutional funding partners upon borrower's default. Although the Group does not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, the Group provides back to back guarantee to the licensed guarantee companies. As agreed in the back to back guarantee contract, the Group would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Under the cooperation with insurance companies, the Company is obligated to provide funding in the form of security deposit with the insurance companies which is used to compensate the institutional funding partners for borrowers' default. Given that the Group effectively takes on all of the credit risk of the borrowers, the Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460.

Under capital light model, in the condition of no guarantee service provided, the Group does not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the year ended December 31 2019.

At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan's inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand ready liability upon expiration of the underlying loan, the Group records a corresponding amount as "Revenue from releasing of guarantee liabilities " in the combined and consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of expense on guarantee liabilities in the combined and consolidated statement of comprehensive income. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Guarantee liabilities – continued

The movement of guarantee liabilities during 2018 and 2019 is as follows:

RMB
As of January 1, 2018	300,942
Provision at the inception of new loans	2,059,392
Net payout (1)	(935,991)
Release on expiration	(25,169)
As of December 31, 2018	1,399,174
As of January 1, 2019	1,399,174
Provision at the inception of new loans	3,979,475
Net payout(1)	(2,881,118)
Expense on guarantee liabilities	734,730
Release on expiration	(285,406)
As of December 31, 2019	2,946,855
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

As of December 31, 2018 and 2019, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB 40,770,719 and RMB 47,189,538 respectively. The approximate term of guarantee compensation service ranged from 1 month to 24 months, as of both December 31, 2018 and 2019. As of December 31, 2018 and 2019, the contractual amounts of the outstanding loans not subject to guarantee by the Group were estimated to be RMB 960,839 and RMB 4,002,754.

Financial assets receivable

Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction.

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the combined and consolidated income statement. Impairment losses of RMB 16,273, RMB 48,072 and RMB 150,940 were recorded in the combined and consolidated statements of operations during the years ended December 31, 2017, 2018 and 2019.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Financial assets receivable – continued

The Group's financial assets receivable as of December 31, 2018 and 2019 are as follows:

	December 31,	December 31,
	2018	2019
	RMB	RMB
Financial assets receivable	1,250,277	2,142,627
Allowance for uncollectible receivables	(56,656)	(170,803)
Financial assets receivable, net	1,193,621	1,971,824

The movement of financial assets receivable for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Balance at beginning of year	5,160	286,380	1,250,277
Addition in the current year	452,182	1,881,072	3,650,311
Collection in the current year	(170,947)	(909,501)	(2,721,168)
Write-off	(15)	(7,674)	(36,793)
Balance at end of year	286,380	1,250,277	2,142,627

The movement of allowance for uncollectible receivables for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Balance at beginning of year	—	16,258	56,656
Current year net provision	16,273	48,072	150,940
Write-off	(15)	(7,674)	(36,793)
Balance at end of year	16,258	56,656	170,803

The Group's financial assets receivable generated from related parties and recorded in amounts due from related parties as of December 31, 2019 are as follows:

December 31,
2019
RMB

Financial assets receivable	130,765
Allowance for uncollectible receivables	(13,633)
Financial assets receivable, net	117,132

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Financial assets receivable – continued

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2019 is as follows:

Year ended
December 31,
2019
RMB

Balance at beginning of year	125,936
Addition in the current year	329,164
Collection in the current year	(316,926)
Write-off	(7,409)
Balance at end of year	130,765

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2019 is as follows:

Year ended
December 31,
2019
RMB

Balance at beginning of year	5,806
Current year net provision	15,236
Write-off	(7,409)
Balance at end of year	13,633

Origination and servicing expense

Origination and servicing expense represents cost of services which consists primarily of variable expenses and vendor costs, and costs related to risk management, credit assessment, borrower and system support, payment processing services and third-party collection agencies with facilitating and servicing loans.

Origination expense includes expense related to the Group's borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB 2.5 million, RMB 12.5 million and RMB 14.7 million of cash reward for the years ended December 31, 2017, 2018 and 2019, respectively.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the years ended December 31, 2017, 2018 and 2019, the advertising expenses were RMB 341,768, RMB 1,254,315 and RMB 2,725,812 , respectively.

Funding costs

Funding cost consists of interest expense the Group pays to institutional funding partners of the Consolidated Trusts and the asset backed securities, trust issuance and costs incurred by the trusts. Funding costs were previously reported as part of Origination and servicing expense and General and administrative expenses in 2017 and 2018.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received. The government grants received by the Group is RMB 26, RMB 7,695 and RMB 128,147 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its combined and consolidated balance sheet and under other expenses in its combined and consolidated statement of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018 and 2019.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Value added taxes (“VAT”)

The consolidated trusts are subject to VAT at the rate of 3%, while the other entities under the Group are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of other tax payable on the consolidated balance sheet.

Certain risks and concentrations

As of December 31, 2017, 2018 and 2019, substantially all of the Group's cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC, which management considers to be of high credit quality.

Three major institutional funding partners of the Group funded loans which individually generated greater than 10% of total revenues for the years ended December 31, 2017, 2018 and 2019.

Share-based compensation

Share-based payment transactions with employees, such as stock options and restricted shares, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the combined and consolidated statements of operations over the period during which the employee is required to perform service in exchange for the award. The Group has elected to account for forfeitures as they occur.

Foreign currency translation

The reporting currency of the Group is the Renminbi ("RMB").The Group's operations are principally conducted through the companies located in the PRC where the RMB is the functional currency. The functional currency of the other major entities incorporated outside of PRC is the United States dollar (“USD”).

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than functional currency are translated into functional currency at the exchange rates prevailing at the balance sheet date. Transactions in currencies other than functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are included in earnings as foreign exchange gains (losses).

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

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Convenience translation

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the combined and consolidated balance sheets, and the related combined and consolidated statements of operations, shareholders' equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019 No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB 13,862, RMB 36,365 and RMB 71,433 for the years ended December 31, 2017, 2018 and 2019, respectively.

Income (Loss) per share

Basic income (loss) per ordinary share is computed by dividing net income (loss) attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period assuming the ordinary shares were issued and outstanding from the earliest period presented.

The Company's convertible redeemable preferred shares are participating securities as the convertible redeemable preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method of computing earnings per share. For year ended December 31, 2018, two-class method was not applicable as the Group had a net loss attributable to ordinary shareholders due to the deemed dividend recognized (refer to note 9) while the convertible redeemable preferred shares do not have contractual obligations to share in the losses of the Group.

Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had restricted shares and share options, which could potentially dilute basic earnings per share in the future. Diluted income (loss) per share is computed using the two-class method or the as-if converted method, whichever is more dilutive.

Segment reporting

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Segment reporting – continued

The Group’s CODM has been identified as the Chief Executive Officer who reviews the combined and consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

Substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Operating leases

The Group accounts for operating leases in accordance with ASC 842, Leases (“ASC 842") after the adoption on January 1, 2019. The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset the Group does not own. As part of the lease agreements, the Group may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise those options. Right of use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are initially measured based on the lease liability, adjusted for any initial direct costs, any lease payments made prior to lease commencement and for any lease incentives, and are included in other assets (long term) on the Group’s consolidated balance sheets. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date, and are included in accrued expenses and other current liabilities (short term) and other long-term liabilities on the Group’s consolidated balance sheets. The discount rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate, because the interest rate implicit in most of the Group’s leases is not readily determinable. The Group’s incremental borrowing rate represents the rate would be incurred to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. Operating lease expense is recorded on a straight-line basis over the lease term. The Company does not possess any leases that have variable lease payments or residual value guarantees.

Recent accounting pronouncements

For the year ended December 31, 2019, the Group’s total operating revenue exceeded US$1.35 billion. Therefore, the Group no longer qualified as an emerging growth company as of December 31, 2019, pursuant to the Jumpstart Our Business Startups Act of 2012. In 2019, the Group has adopted all applicable accounting standards which have been effective for public companies for the year beginning on January 1, 2019, for the preparation of the financial information for the year ended December 31, 2019.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recent accounting pronouncements – continued

Recently Adopted Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Group adopted the new leases standard on January 1, 2019 utilizing the modified retrospective transition method, under which amounts in prior periods presented were not restated. As part of that adoption, the Group has elected the package of three practical expedients, which includes the following: an entity may elect not to reassess whether expired or existing contracts contain a lease under the revised definition of a lease; an entity may elect not to reassess the lease classification for expired or existing leases; and an entity may elect not to reassess whether previously capitalized initial direct costs would qualify for capitalization. The Group has elected not to utilize the hindsight expedient in determining the lease term, and not to record leases with an initial term of 12 months or less on its consolidated balance sheet. Lease expense is recognized over the expected term on a straight-line basis. Upon adoption, the Group recorded RMB 33,258 of right-of-use assets in other assets and RMB 32,857 of lease liabilities in accrued expenses and other current liabilities and other long-term liabilities on its combined and consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including final periods within those fiscal years. For all other public business entities, the guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Group will adopt the new standard effective January 1, 2020, using the modified retrospective transition method. ASC 326 establishes a new accounting principle which requires gross accounting for guarantee liability. That is, to record both a guarantee obligation and an allowance for credit losses, calculated using the CECL impairment model, in addition to the guarantee obligation under ASC 460. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is recognized into guarantee revenue over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers' default. The adoption of ASC 326 is expected to reduce the beginning balance of retained earnings as of January 1, 2020 by approximately 1.8 billion without taking into consideration of effect of income tax.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recent accounting pronouncements – continued

Recent Accounting Guidance Not Yet Adopted – continued

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements by removing, modifying, or adding certain disclosures. The ASU eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and valuation processes for Level 3 fair value measurements. The ASU adds new disclosure requirements for Level 3 measurements. The new guidance is effective January 1, 2020 and permits early adoption of either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of this guidance will have a significant impact on its disclosures.

In December 2019, the FASB issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

3.           LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	December 31,
	2018	2019
	RMB	RMB
Loans receivable	837,328	9,591,204
Less allowance for loan losses	(25,895)	(351,639)
Loans receivable, net	811,433	9,239,565

The following table presents the aging of loans as of December 31, 2018 and 2019:

	0-30 days	31-60 days	over 60 days	Total amount
	past due	past due	past due	past due	Current	Total loans
December 31, 2018 (RMB)	6,584	3,101	18,558	28,243	809,085	837,328
December 31, 2019 (RMB)	90,420	55,992	—	146,412	9,444,792	9,591,204

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           LOANS RECEIVABLE, NET – continued

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days in 2019 (90 days in 2018). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the years ended December 31, 2017, 2018 and 2019, the Group has charged off loans receivable of RMB nil, RMB 31 million and RMB 162 million, respectively.

Movement of allowance for loan losses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of year	—	12,406	25,895
Provision for loan losses	12,406	44,474	486,991
Gross write-off	—	(30,985)	(161,976)
Recoveries	—	—	729
Balance at end of year	12,406	25,895	351,639

The following table presents nonaccrual loan principal as of December 31, 2018 and 2019:

	December 31,	December 31,
	2018	2019
	RMB	RMB
Nonaccrual loan principal	14,888	—
Less allowance for loan losses	(14,726)	—
Nonaccrual loans, net	162	—

4.             SHORT-TERM LOANS

Short-term loans as of December 31, 2019 represents bank borrowings of RMB 200,000 obtained from domestic commercial banks. The short-term loan of RMB 100,000 bears interest rates of one year Loan Prime Rate (“LPR”) plus 1.45%, RMB 35,000 applying a fixed rate of 5.95%, and RMB 65,000 applying a fixed rate of 5.45%.

5.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	December 31,
	2018	2019
	RMB	RMB
User traffic direction fees	276,024	217,932
Payable for third-party service fee	88,498	145,834
Payable to institutional funding partners (i)	67,434	212,279
Accrued payroll and welfare	54,552	92,502
Lease liability	—	21,020
Others	32,447	31,351
Total	518,955	720,918
(i)	Payable to institutional funding partners mainly include amounts collected from the borrowers but have not been transferred to the institutional funding partners due to holiday breaks.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

6.            RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2017, 2018 and 2019:

Name of related parties	Relationship with the group
Beijing Qifutong Technology Co., Ltd. (“Qifutong”)	An affiliate of Qihoo 360, ultimately controlled by Mr. Zhou, the Chairman of the Group
Beijing Qibutianxia Technology Co., Ltd. (“Qibutianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Ningbo Siyinjia Investment management co. Ltd. ("Ningbo Siyinjia")	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	An affiliate of Qihoo 360, ultimately controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Inc. (“Jinshang”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Youdaojingwei Assets Management Co.Ltd. ("Youdaojingwei")	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Xixian New Area Financial Asset Exchange Co., Ltd (“Xixian”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Shareholders	Shareholders of the Group
Others	Entities controlled by Mr. Zhou, the Chairman of the Group

The Group entered into the following transactions with its related parties:

For the years ended December 31, 2017, 2018 and 2019, services provided by the related parties were RMB 82,344, RMB 157,881 and RMB 129,061 respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Bandwidth service fee charged by Qihu	—	18,530	46,191
Referral service fee charged by Qihu	10,814	13,158	47,640
Labor cost charged by Xixian	—	—	10,657
Referral service fee charged by Qifutong	43,214	43,688	7,905
Corporate expenses allocated from Qibutianxia	17,512	32,015	3,230
Interests charged by Youdaojingwei for funds provided	9,877	40,497	—
Rental expenses charged by Qifeixiangyi	—	—	5,074
Others	927	9,993	8,364
Total	82,344	157,881	129,061

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

6.            RELATED PARTY BALANCES AND TRANSACTIONS – continued

For the years ended December 31, 2017, 2018 and 2019, services provided to the related parties were RMB 86,311, RMB 502,614 and RMB 1,037,480 respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Referral service fee charged to Qicaitianxia	84,303	196,013	197,018
Loan facilitation services fee charged from Jinshang	—	134,884	59,871
Loan facilitation services fee charged from Beijing Zixuan	—	128,970	517,776
Post-origination services fee charged from Jinshang	—	33,153	43,497
Post-origination services fee charged from Beijing Zixuan	—	8,559	215,019
Others	2,008	1,035	4,299
Total	86,311	502,614	1,037,480

Beijing Zixuan is the subsidiary of Qibutianxia which is ultimately controlled by Mr. Zhou. Beijing Zixuan runs a P2P platform, referring individual investors as the funding partners to the Group's platform. Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group's platform. Historically, the Group directly collected service fees from the borrowers. Started from 2018, the Group contractually changed its payment flow model by collecting service fees from Beijing Zixuan/Jinshang instead of from borrowers. The amounts from Beijing Zixuan and Jinshang represent the loan facilitation service and post-origination service fees charged from them.

As of December 31, 2018 and 2019, amounts due from related parties were RMB 484,286 and RMB 478,767, respectively, and details are as follows:

	December 31,	December 31,
	2018	2019
	RMB	RMB
Jinshang	215,937	50,666
Beijing Zixuan	187,964	404,416
Qicaitianxia	78,441	1,050
Shareholders(1)	—	20,459
Qifutong	1,550	1,000
Others(2)	394	1,176
Total	484,286	478,767
(1)	The balance as of December 31, 2019 represents the ADS registration fees incurred on behalf of certain shareholders that are to be reimbursed from them.
(2)	There was a short-term borrowing of RMB 300 million from Qibutianxia to Qiyu in 2019, the borrowing was repaid in April 2019, and thus no balance existed at the year end.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

6.            RELATED PARTY BALANCES AND TRANSACTIONS. – continued

As of December 31, 2018 and 2019, amounts due to related parties were RMB 78,767 and RMB 55,622 respectively, and details are as follows:

	December 31,	December 31,
	2018	2019
	RMB	RMB
Qibutianxia	51,682	1,842
Qihu	14,434	39,836
Xixian	—	6,318
Qifutong	4,920	—
Youdaojingwei	4,034	—
Qicaitianxia	2,413	5,552
Ningbo Siyinjia	300	—
Beijing Zixuan	90	—
Others	894	2,074
Total	78,767	55,622

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. The amounts of loans under such arrangement are RMB 13,981,761 and RMB 22,831,912 as of December 31, 2018 and 2019 respectively.

7.           INCOME TAXES

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. In November 2018, Qiyu received its “high and new technology enterprises” status and was entitled to a reduced EIT rate of 15% from 2018 to 2020. In August 2019, one of the Group’s subsidiary received the enterprise income tax preferential treatment related to western region development policy and was entitled to a preferential tax rate of 15%. Besides, as the subsidiary falls into the scope of newly established financial technology enterprise, the local government exempts 40% of EIT.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

7.           INCOME TAXES – continued

PRC – continued

The current and deferred portion of income tax expenses included in the combined and consolidated statements of operations, which were all attributable to the Group’s PRC entities are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax	115,790	375,066	1,179,089
Deferred tax	(67,612)	91,294	(713,106)
Total	48,178	466,360	465,983

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income before income tax benefit	213,043	1,659,671	2,967,287
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	53,261	414,918	741,822
Effect of different tax rate of subsidiary operation in other jurisdiction	—	5,424	3,875
Non-deductible expenses	23	151,987	63,070
Preferential tax rate and local tax exemption	—	(84,120)	(202,095)
Effect of enacted tax rate change of deferred tax assets/liabilities	—	—	(95,048)
Research and development super-deduction	(5,106)	(21,849)	(47,846)
Valuation allowance movement	—	—	2,205
Income tax expense	48,178	466,360	465,983

The effect of the preferential tax rates on the income per share is as follows:

	Years Ended December 31,
	(Amounts in Thousands Except Per Share Data )
	2017	2018	2019
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	—	84,120	297,143
Income per share effect-basic	—	0.41	1.03
Income per share effect-diluted	—	0.41	0.99

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

7.           INCOME TAXES – continued

PRC – continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Guarantee liabilities	386,781	1,182,114
Advertising expenses	148,613	290,720
Provision for accounts receivable and contract assets	34,695	236,252
Provision for loan losses	14,220	84,452
Accrued expenses	13,990	—
Net operating loss carry forwards	5,056	10,746
Total deferred tax assets	603,355	1,804,284
Deferred tax liabilities
Uncollected revenues	(619,113)	(1,106,936)
Total deferred tax liabilities	(619,113)	(1,106,936)
Net deferred tax assets (liabilities)	(15,758)	697,348

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2018 and 2019, no allowance has been recorded for the deferred tax assets.

As of December 31, 2019, the Group had net operating loss carryforwards in PRC entities of RMB 42,985, which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will expire in 2023 with RMB 20,223 and in 2024 with RMB 22,762 respectively. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

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

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was RMB 1,954,077 and 4,264,093 as of December 31, 2018 and 2019 respectively.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

7.           INCOME TAXES – continued

PRC – continued

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2018 and 2019.

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

8.           SHARE-BASED COMPENSATION

Share incentive plan

In May 2018, the shareholders and board of directors of the Company adopted the Share Incentive Plan (the "2018 plan") for the granting of share options and restricted shares to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service. Under the 2018 plan, the maximum aggregate number of shares which may be issued is 25,336,096 ordinary shares, plus an annual increase equal to 1.0% of the total number of the then issued and outstanding shares. The share options expire 10 years from the date of grant.

In November 2019, the Company's board of directors and shareholders approved the 2019 Share Incentive Plan (the "2019 Plan") for the granting of share options and restricted shares to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service. Under the 2019 plan, the maximum aggregate number of shares which may be issued is 1.0% of the total number of the issued and outstanding shares on January 1, 2019, plus an annual increase equal to 1.0% of the total number of the then issued and outstanding shares. The share options expire 10 years from the date of grant.

Stock options

On May 20 and November 20, 2018, the Company granted 24,627,493 and 690,023 stock options, respectively, with an exercises price of US$0.00001 per share to certain employees, directors and officers. The stock options shall vest over a period from immediate to 4 years. The grant date fair value per option was RMB 48.64 and RMB 60.77, respectively. The Company did not grant any stock options in the year ended December 31, 2019.

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

8.           SHARE-BASED COMPENSATION – continued

Stock options – continued

The fair value per option was estimated at the date of grant using the following assumptions:

	Year ended,
	December 31, 2018
	RMB
Average risk-free rate of interest	3.18%
Estimated volatility rate	51.32%	-	53.49%
Dividend yield	0.00%
Time to maturity	10 years
Exercise price	USD 0.00001

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

A summary of option activity during period from January 1, 2019 to December 31, 2019 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contract Life	Intrinsic Value
		USD	Years	RMB
Options outstanding at January 1, 2019	25,244,577	0.00001	7.89	1,346,041
Options forfeited in 2019	(1,741,363)	0.00001	6.79	—
Options exercised in 2019	(5,470,244)	0.00001	6.87	(186,043)
Options outstanding at December 31, 2019	18,032,970	0.00001	6.91	613,301
Options exercisable at December 31, 2019	8,411,583	0.00001	6.69	286,078
Options vested or expected to be vested at December 31, 2019	18,032,970	0.00001	6.91	613,301

As of December 31, 2019, there was RMB 319,912 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 0.91 years.

Restricted Shares

On May 20, August 20 and November 20, 2019, the Company's board of directors approved to grant 2,003,301 restricted shares. The restricted shares granted shall vest in accordance with contractual schedules over a period from three to five years.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

8.           SHARE-BASED COMPENSATION – continued

Restricted Shares – continued

A summary of the restricted shares for the year ended December 31, 2019 was stated below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value
Outstanding at January 1, 2019	—	—
Granted	2,003,301	36.18
Forfeited	(438,627)	50.12
Vested	(297,849)	41.16
Outstanding at December 31, 2019	1,266,825	30.18

The fair value of the restricted shares was determined by the closing sales price of the shares on the grant date. The total fair value of the restricted shares vested for the years ended December 31, 2019 was RMB 12,258. As of December 31, 2019, there was RMB 37,181 of unrecognized compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 1.46 years.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	Year ended,	Year ended,
	December 31, 2018	December 31, 2019
	RMB	RMB
Origination and servicing expenses	150,177	55,601
Sales and marketing expenses	15,700	6,805
General and administrative expenses	441,504	188,022
Total	607,381	250,428

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

As of December 31, 2018, there were 287,652,707 ordinary shares outstanding, par value $0.00001 per share, being the sum of 247,832,121 Class A ordinary shares and 39,820,586 Class B ordinary shares. As of December 31, 2019, there were 293,420,800 ordinary shares outstanding, par value $0.00001 per share, being the sum of 253,600,214 Class A ordinary shares and 39,820,586 Class B ordinary shares.

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

10.         STATUTORY RESERVES AND RESTRICTED NET ASSETS – continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2018 and 2019.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2018 and 2019, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 1,713,462 and 2,615,880 , respectively (including the statutory reserve fund of RMB 12,462 and RMB 14,880 as of December 31, 2018 and 2019).

11.         LEASE

Operating lease as lessee

The Group enters into operating leases primarily for general office space. The Group’s leases typically have original terms not exceeding 5 years. These leases have remaining lease terms of 1 year to 3 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

Lease costs are included in general and administrative expenses. Operating lease expenses were RMB 5,432, RMB 8,455 and RMB 20,139 for the years ended December 31, 2017, 2018 and 2019, respectively.

Supplemental cash flow information related to leases was as follows:

Year ended,
December 31, 2019
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	22,896
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	29,667

The following table shows ROU assets and lease liabilities as of December 31, 2019 (except lease term and discount rate):

Year ended,
December 31, 2019
RMB
Right-of-use assets	55,362
Operating lease liabilities-current	21,020
Operating lease liabilities-non current	31,184

Year ended,
December 31, 2019
RMB
Weighted-average remaining lease term	2.27
Weighted-average discount rate	9.88%

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.         LEASE – continued

Operating lease as lessee – continued

The maturities of operating lease liabilities as of December 31, 2019 under ASC 842, are as follows:

Years ending	RMB
2020	26,157
2021	26,260
2022	5,177
2023	269
2024 and thereafter	—
Total undiscounted lease payments	57,863
Imputed interest	(5,659)
Total lease liabilities	52,204

As of December 31, 2019, the Group had additional operating leases for office rent, which will commence on February 16, 2020 with lease terms of 3 years.

The undiscounted maturities of operating leases as of December 31, 2018 under ASC 840, are as follows:

Years ending	RMB

2019	13,118
2020	8,009
2021	4,280
2022	1,353
2023 and thereafter	336

12.          COMMITMENTS AND CONTINGENCIES

Contingencies

Historically the Group has provided guarantees to certain institutional funding partners through a subsidiary that does not hold a financing guarantee license. In October 2019, The China Banking and Insurance Regulatory Commission, promulgated a new regulation pursuant to which this structure, may not deemed appropriate. The Company is in the process of restructuring the business, the plan of which includes providing guarantees through licensed entities, in order to comply with the prevailing laws and regulations. As of December 31, 2019, the outstanding loan balance under this guarantee model amounted to RMB 13 billion, constituting 17% of total outstanding loan balance facilitated by the Group (excluding loans delinquent for more than 180 days). The new regulation is silent with respect to any grace period that may be permitted to undertake the restructuring. Management has concluded, with the advice of the Group's legal counsel, that it is not reasonably possible to estimate any potential financial exposure the group may have as a result of operating the business during this intermediate time period, due to the substantial uncertainties regarding the interpretation and application of the relevant laws and regulations.

360 FINANCE, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.          SUBSEQUENT EVENTS

Starting from January 2020, a novel strain of coronavirus, COVID-19, has spread worldwide. Since then, the resulting significant economic disruptions to the Chinese economy, and depending on the length and severity of this epidemics impact to the economy, have been and may continue to have an adverse effect on default rates and credit drawdowns. The extent to which COVID-19 impacts the business and financial results of the Group depends on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions to contain COVID-19 or mitigate its impact, among others.

The financial impact on the Group, if any, of COVID-19 cannot be reasonably estimated at this time, and the Group will continue to closely monitor the impact of the COVID-19 outbreak.

14.          NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2017, 2018 and 2019, for the purpose of calculating net (loss) income per share as a result of the Reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Reorganization took place from the earliest date.

Basic and diluted net income (loss) per share for each of the periods presented were calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income attributable to shareholders of the Company	164,865	1,193,311	2,501,595
Deemed dividend to shareholders upon issuance of Series A and A+ preferred share (note 9)	—	(3,097,733)	—
Net income (loss) attributable to Class A and Class B ordinary shareholders for computing basic and diluted net loss per share	164,865	(1,904,422)	2,501,595
Denominator:
Weighted average Class A and Class B ordinary shares outstanding used in computing basic income (loss) per ordinary share	198,347,168	202,751,277	288,827,604
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted shares using the treasury stock method	—	—	12,110,866
Weighted average Class A and Class B ordinary shares outstanding used in computing diluted income (loss) per ordinary share	198,347,168	202,751,277	300,938,470
Basic net income (loss) per share	0.83	(9.39)	8.66
Diluted net income (loss) per share	0.83	(9.39)	8.31

For the year ended December 31, 2018, stock options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 2,679,463 on a weighted average basis. In addition, 21,857,895 number of Preferred Shares calculated on a weighted average basis were excluded from the calculation of diluted net loss per share in 2018 as their inclusion would have been anti-dilutive. For the year ended December 31, 2019, no options or RSUs were excluded from the calculation of diluted EPS due to the anti-dilutive effect.

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

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited combined and consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2019, was more than 25% of the Company’s combined and consolidated net assets as of December 31, 2019.

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	2018	2019	2019
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	336,154	6,905	992
Amount due from subsidiaries	1,363,117	1,659,444	238,364
Investments in subsidiaries and VIEs	2,766,538	5,566,790	799,618
TOTAL ASSETS	4,465,809	7,233,139	1,038,974
LIABILITIES AND EQUITY
LIABILITIES
Accrued expenses and other current liabilities	11,632	5,582	802
Amount due to subsidiaries	13,981	14,115	2,027
TOTAL LIABILITIES	25,613	19,697	2,829
EQUITY
Ordinary shares ( $0.00001 par value; 5,000,000,000 shares authorized,287,652,707 shares issued and outstanding as of December 31, 2018 , and 302,707,339 shares issued and 293,420,800 shares outstanding as of December 31, 2019, respectively)	20	20	3
Additional paid-in capital	4,866,756	5,117,184	735,037
Accumulated (deficit)/ Retained earnings	(430,263)	2,071,332	297,528
Other comprehensive income	3,683	24,906	3,577
TOTAL EQUITY	4,440,196	7,213,442	1,036,145
TOTAL LIABILITIES AND EQUITY	4,465,809	7,233,139	1,038,974

360 FINANCE, INC.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Operating costs and expenses	(10,367)	(12,922)	(1,856)
Interest income	187	712	102
Foreign exchange losses	(11,518)	(491)	(71)
Other income, net	—	453	65
Net loss before taxes and income from equity in subsidiaries and VIEs	(21,698)	(12,248)	(1,760)
Equity in earnings of subsidiaries and VIEs	1,215,009	2,513,843	361,092
Net income before taxes	1,193,311	2,501,595	359,332
Income tax expenses	—	—	—
Net income attributable to shareholders of the Company	1,193,311	2,501,595	359,332
Deemed dividend	(3,097,733)	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(1,904,422)	2,501,595	359,332

360 FINANCE, INC.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Net income attributable to shareholders of the Company	1,193,311	2,501,595	359,332
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,683	21,223	3,048
Other comprehensive income	3,683	21,223	3,048
Total comprehensive income	1,196,994	2,522,818	362,380
Deemed dividend	(3,097,733)	—	—
Comprehensive (loss) income attributable to ordinary shareholders	(1,900,739)	2,522,818	362,380

360 FINANCE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Cash Flows from Operating Activities:
Net income attributable to shareholders of the Company	1,193,311	2,501,595	359,332
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs	(1,215,009)	(2,513,843)	(361,092)
Changes in operating assets and liabilities
Accrued expenses and other current liabilities	8,559	(3,070)	(441)
Amounts due from subsidiaries	(1,346,627)	(276,960)	(39,783)
Net cash used in operating activities	(1,359,766)	(292,278)	(41,984)
Cash Flows from Investing Activities:
Investments in subsidiaries	—	(35,652)	(5,121)
Net cash used in Investing Activities	—	(35,652)	(5,121)
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon IPO	327,236	—	—
Payment of IPO costs	(12,100)	(3,080)	(442)
Proceeds from series B convertible redeemable preferred shares	1,393,812	—	—
Net cash provided by (used in) financing activities	1,708,948	(3,080)	(442)
Effect of foreign exchange rate changes	(13,028)	1,761	253
Net increase (decrease) in cash and cash equivalents	336,154	(329,249)	(47,294)
Cash, cash equivalents, and restricted cash, beginning of year	—	336,154	48,286
Cash, cash equivalents, and restricted cash, end of year	336,154	6,905	992

Notes to condensed financial statements

1.	360 Finance, Inc. was founded in April 2018 in Cayman Islands. The condensed full year result of the Company has been prepared assuming the Reorganization (see Note 1 in the combined and consolidated financial statements) was in effect from January 1, 2018.
2.	The condensed financial statements of 360 Finance, Inc. have been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in profit of subsidiaries and VIEs on the statement of operations.
3.	As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.
4.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Combined and Consolidated Financial Statements.