Form 20-F
period 2020-12-31
360 DigiTech, Inc.
filed 2021-04-21
CIK 1741530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from            to

Commission file number: 001-38752

360 DigiTech, Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

7/F Lujiazui Finance Plaza No. 1217 Dongfang Road Pudong New Area, Shanghai 200122 People’s Republic of China
(Address of Principal Executive Offices)

Alex Xu, Chief Financial Officer 7/F Lujiazui Finance Plaza No. 1217 Dongfang Road Pudong New Area, Shanghai 200122 People’s Republic of China Phone: +86 10 5244 7655 Email: alex_xu@360shuke.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American depositary shares, each representing two Class A ordinary shares	QFIN	The Nasdaq Global Select Market
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Global Select Market*

*Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were 304,453,780 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 264,633,194 class A ordinary shares (excluding 5,379,255 class A ordinary shares issued to the depositary bank and reserved for future exercise or vesting of share incentive awards) and 39,820,586 class B ordinary shares.

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

☒ Yes   ◻ No

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

◻ Yes   ◻ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“360 DigiTech,” “we,” “us,” “our company” and “our” are to 360 DigiTech, Inc. and its consolidated subsidiaries and affiliated entities;
●	“ADSs” are to our American depositary shares, each of which represents two class A ordinary shares;
●	“Beijing Qibutianxia” are to Beijing Qibutianxia Technology Co., Ltd.;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“class B ordinary shares” are to our class B ordinary shares, par value US$0.00001 per share;
●	“inception” are to the date of our inception, July 25, 2016;
●	“Fuzhou Financing Guarantee” are to Fuzhou 360 Financing Guarantee Co., Ltd.;
●	“Fuzhou Microcredit” are to Fuzhou 360 Online Microcredit Co., Ltd.;
●	“ordinary shares” or “Ordinary Shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00001 per share;
●	“our VIEs” are to Shanghai Qiyu, Fuzhou Microcredit, Fuzhou Financing Guarantee and Shanghai Financing Guarantee;
●	“our WFOE” are to Shanghai Qiyue Information Technology Co., Ltd.;
●	“360 Group” are to 360 Security Technology Inc. and its controlled affiliates;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shanghai Financing Guarantee” are to Shanghai 360 Financing Guarantee Co., Ltd.;
●	“Shanghai Qiyu” are to Shanghai Qiyu Information Technology Co., Ltd.; and
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

In addition, unless the context indicates otherwise, for the discussion of our business references in this annual report to:

●	“delinquency rate by vintage” are to (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total initial principal amount of loans in such vintage;
●	"capital-light loans" are to loans facilitated under our capital-light loan facilitation model, for which we take no or limited credit risk;
●	"capital-heavy loans" are to loans originated or facilitated under credit-driven services, including off-balance-sheet capital heavy loans and on-balance-sheet loans, for which we take substantially all credit risk;

●	"delinquent loan collection rate" are to a percentage, which is equal to the difference obtained by using one minus a fraction, the numerator of which is the ending balance of M2 loans of the given month and the denominator of which is the beginning balance of M1 loans of such month. M0, M1 and M2 loans here are defined as loans that are not delinquent, delinquent for one month and delinquent for two months, respectively;
●	"loan origination volume" are to the total principal amount of loans originated or facilitated through our platform during the given period;
●	“M3+ delinquency rate” are to the rate of loans delinquent for more than 90 days, excluding loans delinquent for more than 180 days unless the content specifically provides otherwise;
●	“M6+ delinquency rate” are to the rate of loans delinquent for more than 180 days;
●	“outstanding loan balance” are to the total amount of principal outstanding for loans originated or facilitated through our platform at the end of each period, excluding loans delinquent for more than 180 days unless the content specifically provides otherwise;
●	“repeat borrower contribution” or “loan origination contributed by repeat borrowers” for a given period are to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period; and
●	“users with approved credit lines” are to the total number of users who had submitted their credit applications and were approved with a credit line by us at the end of each period.

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

ITEM 3. KEY INFORMATION

A.          Selected Financial Data

Our Selected Combined and Consolidated Financial Data

The following selected combined and consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected combined and consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited combined and consolidated financial statements included elsewhere in this annual report. Our selected combined and consolidated balance sheets data as of December 31, 2016, 2017 and 2018 and the selected combined and consolidated statements of operations data and cash flow for the period from the inception date to December 31, 2016 and the year ended December 31, 2017 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the summary combined and consolidated financial information in conjunction with our combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Period from
	the inception
	date to
	December 31	Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Combined and Consolidated Statements of Operations Data:
Net revenue
Credit driven services(1)	1,658	703,747	4,170,271	8,013,391	11,403,675	1,747,690
Loan facilitation and servicing fees-capital heavy	1,658	647,350	3,807,242	6,273,131	4,596,555	704,453
Financing income	—	50,966	267,844	1,309,616	2,184,180	334,740
Revenue from releasing of guarantee liabilities	—	331	25,169	285,407	4,506,935	690,718
Other services fees	—	5,100	70,016	145,237	116,005	17,779
Platform services(1)	—	84,397	276,747	1,206,456	2,160,279	331,077
Loan facilitation and servicing fees-capital light	—	—	58,348	814,581	1,826,654	279,947
Referral services fees	—	84,397	211,087	375,551	265,300	40,659
Other services fees	—	—	7,312	16,324	68,325	10,471
Total net revenue	1,658	788,144	4,447,018	9,219,847	13,563,954	2,078,767
Operating costs and expenses:(2)
Facilitation, origination and servicing	13,178	121,821	666,067	1,083,372	1,600,564	245,297
Funding costs	—	14,437	71,617	344,999	595,623	91,283
Sales and marketing	1,605	345,576	1,321,950	2,851,519	1,079,494	165,440
General and administrative	15,410	45,852	560,702	428,189	455,952	69,878
Provision for loans receivable	—	12,406	44,474	486,991	698,701	107,081
Provision for financial assets receivable	—	16,273	53,989	166,176	312,058	47,825
Provision for accounts receivable and contract assets	108	21,180	83,707	230,280	237,277	36,364
Provision for contingent liabilities	—	—	—	—	4,794,127	734,732
Expense on guarantee liabilities	—	—	—	734,730	—	—
Total operating costs and expenses	30,301	577,545	2,802,506	6,326,256	9,773,796	1,497,900
(Loss) income from operations	(28,643)	210,599	1,644,512	2,893,591	3,790,158	580,867
Interest income (expense), net	3	2,422	10,026	(41,707)	77,169	11,827
Foreign exchange (loss) gain	—	—	(2,563)	(24,875)	101,534	15,561
Other income, net	—	22	7,696	140,278	112,884	17,300
(Loss) Income before income tax benefit (expense)	(28,640)	213,043	1,659,671	2,967,287	4,081,745	625,555
Income tax benefit (expense)	7,924	(48,178)	(466,360)	(465,983)	(586,036)	(89,814)
Net (loss) income	(20,716)	164,865	1,193,311	2,501,304	3,495,709	535,741
Net loss attributable to non-controlling interests	—	—	—	291	897	137
Deemed dividend	—	—	(3,097,733)	—	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(20,716)	164,865	(1,904,422)	2,501,595	3,496,606	535,878
Net (loss) income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	(0.10)	0.83	(9.39)	8.66	11.72	1.80
Diluted	(0.10)	0.83	(9.39)	8.31	11.40	1.75
Net (loss) income per ADSs attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	(0.20)	1.66	(18.78)	17.32	23.44	3.60
Diluted	(0.20)	1.66	(18.78)	16.62	22.80	3.50
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	198,347,168	198,347,168	202,751,277	288,827,604	298,222,207	298,222,207
Diluted	198,347,168	198,347,168	202,751,277	300,938,470	306,665,099	306,665,099

Notes:

(1)	Starting from 2019, we report revenue streams in two categories—credit driven services and platform services, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

(2)	Share-based compensation expenses were allocated as follows:

	Period from the
	inception date to
	December 31	Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)

Facilitation origination and servicing	—	—	150,177	55,601	72,192	11,064
Sales and marketing	—	—	15,700	6,805	8,164	1,251
General and administrative	—	—	441,504	188,022	220,805	33,840
Total	—	—	607,381	250,428	301,161	46,155

The following table presents our selected combined and consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016(1)	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands)
Selected Combined and Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	6,173	468,547	1,445,802	2,108,123	4,418,416	677,152
Restricted cash	—	487,882	567,794	1,727,727	2,355,850	361,050
Security deposit prepaid to third-party guarantee companies	—	—	795,700	932,983	915,144	140,252
Accounts receivable and contract assets, net	1,516	327,103	1,791,745	2,332,364	2,394,528	366,977
Financial assets receivable, net	7,722	270,122	1,193,621	1,912,554	3,565,482	546,434
Loans receivable, net	—	1,192,307	811,433	9,239,565	7,500,629	1,149,522
Total current assets	80,309	3,017,566	7,342,019	19,503,488	21,876,042	3,352,650
Total non-current assets	10,114	81,792	7,716	852,113	2,511,263	384,868
Total assets	90,423	3,099,358	7,349,735	20,355,601	24,387,305	3,737,518
Current liabilities:
Payable to investors of the consolidated trusts-current	—	536,906	300,341	4,423,717	3,117,634	477,798
Guarantee liabilities-stand ready	5,768	300,942	1,399,174	2,212,125	4,173,497	639,616
Guarantee liabilities-contingent	—	—	—	734,730	3,543,454	543,058
Income tax payable	—	115,325	432,066	1,056,219	1,227,314	188,094
Total current liabilities	111,139	2,365,209	2,893,781	9,667,187	13,384,508	2,051,266
Payable to investors of the consolidated trusts-noncurrent	—	—	—	3,442,500	1,468,890	225,117
Total non-current liabilities	—	—	15,758	3,473,684	1,521,707	233,212
Total shareholder’s (deficit) equity	(20,716)	734,149	4,440,196	7,214,730	9,481,090	1,453,040
Total liabilities and equity	90,423	3,099,358	7,349,735	20,355,601	24,387,305	3,737,518

Note:

(1)	We adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on a full retrospective basis in 2018, and the related balances as of December 31, 2016 and 2017 have been restated accordingly.

The following table presents our selected combined and consolidated cash flow data for the period from the inception date to December 31, 2016 and the years ended December 31, 2017, 2018, 2019 and 2020.

	Period from the
	inception date to
	December 31	Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)

Summary Combined and Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(68,486)	(110,974)	285,116	2,973,075	5,325,810	816,216
Net cash (used in)/provided by investing activities	(2,391)	(1,204,269)	327,649	(8,860,441)	892,770	136,823
Net cash provided/(used in) by financing activities	77,050	2,265,499	457,430	7,707,858	(3,282,400)	(503,050)
Net increase in cash and cash equivalents	6,173	950,256	1,057,167	1,822,254	2,938,416	450,332
Cash, cash equivalents, and restricted cash at the beginning of year/period	—	6,173	956,429	2,013,596	3,835,850	587,870
Cash, cash equivalents, and restricted cash at the end of year/period	6,173	956,429	2,013,596	3,835,850	6,774,266	1,038,202

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The RPC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate as of December 31, 2020.

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

Furthermore, the online consumer finance industry in China has not witnessed a full credit cycle. The market players in the industry, including us, are inexperienced in responding to the change of market situations effectively and keeping the growth of business steadily when the industry enters a different stage. We may not be able to sustain our historical growth rate in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	offer competitive products;

●	broaden our prospective borrower base;
●	increase the utilization of our products by existing borrowers as well as new borrowers;
●	maintain and enhance our relationship and business collaboration with our partners;
●	maintain low delinquency rates of loans originated or facilitated by us;
●	develop cooperative relationships with funding partners to secure sufficient, diversified, cost-efficient funding to the drawdown requests;
●	navigate a complex and evolving regulatory environment;
●	improve our operational efficiency;
●	attract, retain and motivate talented employees to support our business growth;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;
●	navigate economic conditions and fluctuation; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We rely on 360 Group as an essential source of user traffic and technology support. If the user traffic or other services provided by 360 Group become limited, restricted, curtailed, less effective or more expensive in any way, or become unavailable to us for any reason, or we cannot benefit from the brand recognition of 360 Group as we do, our business may be materially and adversely affected.

We have established a strategic partnership with 360 Group, one of our affiliates, and we collaborate across multiple areas of our business. This strategic partnership has contributed to the significant growth of our revenue, particularly in the early stage of our business, and we believe that it will continue to contribute to the growth of our revenue. We have entered into a framework collaboration agreement with 360 Group, setting out the terms of collaboration, especially as if relates to research and development, user traffic support, and trademark licensing. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with 360 Group.” However, we cannot assure you that we will continue to receive the same level of support from 360 Group on the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms. As 360 Group is a public company listed on the Shanghai Stock Exchange of China, it is subject to relevant PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire.

We are the finance partner of 360 Group and we benefit from the authorization by 360 Group to use its brand. We believe 360 Group’s strong brand recognition and wide adoption in China assist certain of our core capabilities, such as borrower acquisition and the cooperative relationship with our funding partners. However, we cannot assure you that 360 Group will continue to authorize us to use its brand. If we are not allowed to use 360 Group’s brand or 360 Group’s brand recognition deteriorates, the results of our business operation and financial condition may be materially and adversely impacted. Furthermore, as we are the finance partner of 360 Group, any malicious or negative allegations about 360 Group may adversely impact our business.

Our research and development also benefit from the collaboration with 360 Group in developing our proprietary technologies. We cannot assure you that 360 Group will continue to work with us to develop our technologies. If 360 Group ceases to collaborate with us or if such collaboration becomes less effective, our competitive edge on the technology may be materially and adversely impacted.

Our collaboration with 360 Group also extends to brand building and marketing. We collaborate with 360 Group to conduct targeted marketing through various other marketing channels, such as app stores and search engines. 360 Group’s brand recognition helps us maintain a cooperative relationship with our marketing channel partners, and any deterioration to 360 Group’s brand may adversely impact our marketing efforts. In addition, some of the trademarks we use such as “360 Jietiao” are owned by 360 Group. The framework collaboration agreement entered by and between us and 360 Group contains a licensing clause which enables us to use the trademarks we need within the terms of the framework collaboration agreement. However, we cannot assure you that 360 Group will continue to authorize us to use the trademarks, and if they do not, our business may be materially and adversely impacted.

The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online consumer finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Recent legislation that has significant impact on the industry includes: the Guidelines on Promoting the Healthy Development of Internet Finance Industry, or the Fintech Guidelines; the Implementation Plan for the Special Rectification of Internet Financial Risk; the Notice on the Implementation of Check and Rectification of Cash Loan Business and a supplementary notice, or the Notices on Cash Loans; the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141; the Online Lending Rectification Office issued the Implementation Plan of Specific Rectification for Risks in Microcredit Companies Conducting Online Microcredit Business, or Circular 56, which further details the requirements on online microcredit companies; and the Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures. In addition, the Interim Administrative Measures for Online Microcredit Business, or the Online Microcredit Draft, and the Credit Reporting Draft were recently released for public consultation, and significant uncertainties exist with respect to their enactment timetable, interpretation and implementation.

We focus on complying with relevant laws, regulations and government policies applicable to our business practice in the PRC. However, we are still subject to noncompliance risk since the rules and regulations are general in nature and yet to be further interpreted or supplemented.

Circular 141 specifies that the business of “cash loans” which is characterized by the lack of specific consumption scenarios, designated purposes, targeted users and collateral, may be subject to inspection and rectification. We do not believe any of the loans originated or facilitated through our platform are prohibited under Circular 141, as they do not have all of the four characteristics of cash loans, neither are they used to facilitate excessive borrowing, grant credits repeatedly to individual borrowers, collect abnormally high interest rates and intrude on privacy as defined under Circular 141. However, in the absence of an authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all the four characteristics or just any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. We may be required to cease or modify any such “cash loans” to comply with Circular 141 and any other future laws and regulations, which may materially and adversely affect our business and prospects.

In addition, Circular 141 further stipulates that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk management and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. If a financial institution violates the aforementioned rules and provisions, the regulatory authorities may pursue compulsory enforcement, suspend its business,, cancellation of qualifications or supervise the rectifications. If the circumstances are extremely serious, such financial institution’s business license may be cancelled. For a discussion of Circular 141, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of loans facilitation.”

On the basis of Circular 141, the Internet Loans Interim Measures provides for more comprehensive and specific provisions on the cooperation between a banking financial institution and a loan facilitation operator. In addition to prohibiting a banking financial institution from outsourcing its credit assessment and risk management functions, the Internet Loans Interim Measures also provide that "core risk management functions such as credit granting approval and contract conclusion shall be independently and effectively carried out by the commercial bank". For a discussion of Internet Loans Interim Measures, please see "Item 4. Information on the Company-B. Business Overview-Regulation-Regulation on Online Finance Services Industry-Regulations on the business of loans facilitation."

Furthermore, the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Supplementary Financing Guarantee Provisions, require that institutions providing services as customer recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without approval. For the companies engaging in financing guarantee business without the relevant financing guarantee license, the regulatory authorities shall cease such companies’ operation and properly make settlement for existing business contracts. For a discussion of the Supplementary Financing Guarantee Provisions, please see “ Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.”

Before the promulgation of Circular 141, we followed the market practice in preparing agreements used in our loan originations and facilitations. In response to certain requirements under Circular 141, we have made several adjustments to our collaboration model with certain institutional funding partners. However, we may still be deemed to violate Circular 141, the Supplementary Financing Guarantee Provisions or other relevant rules in the following aspects of our business:

●	Guarantee practice. Although our online consumer finance platform neither collects guarantee fees from our institutional funding partners, nor takes providing guarantees as its main operating business, our platform may be deemed by the PRC regulatory authorities to operate a financing guarantee business and violate Circular 141 and the Supplementary Financing Guarantee Provisions since certain of our PRC subsidiaries provide guarantees or other credit enhancement services without the relevant financing guarantee license to certain of our institutional funding partners. We provided guarantees or other credit enhancements services to, our institutional funding partners without the relevant guarantee license for 9.9% of all loans facilitated through our platform in 2020. We have been switching to a new model under which third-party guarantee companies or our own licensed guarantee company provides guarantee service to our funding partners, and we at the same time, provide back-to-back guarantees for external guarantee companies. As advised by our PRC legal counsel, the third-party guarantee model is not prohibited by Circular 141, because we are not providing guarantee to banking financial institutions. We have also consulted with local authorities which have expressed the same opinion. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will have the same view as our PRC legal counsel on this issue. Moreover, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear. Therefore, we cannot be certain that our new model will not be determined to be in violation of the Supplementary Financing Guarantee Provisions.
●	Payment. We have adopted a new payment flow model and applied it to our cooperation with all funding partners. Under the new payment flow model, borrowers directly make payments to our funding partners, who will then pay us our service fee. In certain cases, some funding partners further engage us and a third-party payment system service provider to together arrange payment clearance, pursuant to which borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount to the portions that funding partners and we are each entitled to. We do not charge any fees from borrowers under the new payment flow model. As advised by our PRC counsel, such new payment model does not violate Circular 141 or the Internet Loans Interim Measures. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations , we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with our PRC legal counsel.
●	Product pricing. Currently, the annual percentage rates of borrowing cost for taking out a loan on our platform, as a percentage of loan principal, or APRs, for all of our loans are under 36% as calculated by the internal rate of return methodology, and we adhere to the pricing policy that no loan should have an APR exceeding 36%. However, we may still need to adjust our loan pricing if requested by relevant governmental authorities. The relevant government authorities may challenge our calculation method and adopt a method different from ours that would lead to our APR being above 36%. In that event, we would be required to lower the APR of our loans, as agreements on the portion of interest in excess of 36% are void and the court will uphold the borrower's claim for the return of the excess portion to the borrower. In addition, contracted payments of the portion of interest in excess of 24% are not enforceable, and it is unlikely that PRC courts will uphold any requests to demand payments of the excess part. As of December 31, 2020, the outstanding balance of the loans with an APR exceeding 24% amounted to RMB66.5 billion (US$10.2 billion), representing 67.5% of all the outstanding balance of our loans, compared to RMB54.1 billion and 72.3%, respectively, as of December 31, 2019. If our borrowers elect not to repay the portion of interest in excess of 24%, our business, financial condition and results of operations will be materially and adversely affected.

With respect to our practices described above, since Circular 141 has no retrospective effect on the loan facilitation business conducted prior to the issuance of Circular 141, as advised by our PRC legal counsel we believe that loans we originated or facilitated prior to the issuance of Circular 141 or under our existing collaboration agreements executed prior to the issuance of Circular 141 are not subject to Circular 141. However, we cannot rule out the possibility that the government authorities would still consider our business practices described above to be in violation of Circular 141 and there can be no assurance that the PRC governmental authorities will ultimately take a view that is consistent with our PRC legal counsel. To the extent that any aspect of our products or services is deemed to be non-compliant with any requirements of the relevant PRC laws and regulations, we may need to further adjust our current practices within a limited time period and, as a result, our business operations may be negatively impacted.

Any new changes to, or new interpretations of, the existing regulations on the online consumer finance industry may discourage our funding partners to fund the loans through our platform. If our funding partners cease to fund the loans, either on a temporary basis to await more clarity on the new regulatory environment, or on a permanent basis for non-compliance concerns, our operation will be adversely impacted. If fewer financial institutions are willing to fund the loans, the competition for funding may become more intense, and the cost of funding may increase, which may adversely impact our results of operations.

In addition, we may be required to make significant changes to our operations from time to time in order to comply with the changes in laws, regulations and policies, which may increase our cost of operation, limit our options of product offerings or even change our business model fundamentally.

For example, the current rules and regulations prohibit a bank from outsourcing credit assessment, risk management and other key functions to a loan facilitation service provider. At present, although the collaboration agreements between us and banks stipulate that we only provide assistance and support regarding risk assessment and early-stage filtering of drawdown applications to the banks and the banks still make the final credit decision, we cannot ensure that the authorities will have the same view as us.

Meanwhile, our risk management assistance to banks mainly depends on the evaluation of information regarding personal credit status, which may be deemed as a "data-driven risk management model," a model that regulations such as Circular 141 demand to be adopted with care and caution. We may also be deemed to engage in credit reporting business or credit reporting function services by the PRC authorities, and may be required to obtain an individual credit reporting business license or pursue other avenues to ensure compliance pursuant to the Credit Reporting Draft. If such assistance is prohibited, it may affect the subsequent collaboration between us and our institutional funding partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected.

Furthermore, pursuant to the Online Microcredit Draft, our microcredit company may need to increase the registered capital and obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-credit business across provincial-level administrative regions. From time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

Our loan pricing may be deemed to exceed interest rate limits imposed by regulations.

Circular 141 requires online platforms, microloan companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. According to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases promulgated on September 1, 2015, in the event that the sum of the annualized interest that lenders charge and the fees we and our funding partners charge exceeds the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our funding partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid. The Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector in August 2017, which provides that in the context of peer-to-peer lending, if an online lending information intermediary and a lender intentionally collude to evade the interest rate ceiling as set out by the law through disguising loan interest as loan facilitation service fees, then such arrangements shall be declared invalid. On July 22, 2020, the Supreme People’s Court and the National Development and Reform Commission, or the NDRC, jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era, or the Opinions. The Opinions set out that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. According to the Judicial Interpretation Amendment, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), in the event that the sum of the annualized interest that lenders charge and fees we and our funding partners charge exceeds four times the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit, borrowers may refuse to pay the portion that exceeds the Quadruple LPR Limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the Quadruple LPR Limit from such borrowers. If borrowers have paid the fees that exceed the Quadruple LPR Limit, such borrowers may request us to refund the portion exceeding the Quadruple LPR Limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on March 22, 2021 was 3.85%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple Limit will not decrease further in the future.

On December 29, 2020, the Supreme People’s Court issued the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Supreme People’s Court Reply, which clarified that seven types of local financial organizations, including micro-credit companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The Judicial Interpretation Amendment is not applicable to disputes arising from their engagement in relevant financial businesses

Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply provide that they do not apply to licensed financial institutions, including micro-credit companies that conduct loan and consumer finance business, there remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of the calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts. We cannot assure you that there will not be interpretations of the Judicial Interpretation Amendment expanding its jurisdiction to cover licensed financial institutions, nor can we guarantee that there will not be any changes to the detailed calculation formula used to determine the interest limit, that our future fee rates will not be lowered as a result of the Quadruple LPR Limit, or that the Quadruple LPR Limit will not be applied to our historical and legacy products where the related dispute cases are accepted by PRC courts of first instance on or after August 20, 2020. In such cases, we and our funding partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit of lending interest and fee rates. Our business, results of operations and financial condition may therefore be materially and adversely affected by the implementation of the Judicial Interpretation Amendment.

In addition to rules, opinions and decisions issued by the PRC courts, we and our funding partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the APR on loans we facilitate and may further adjust the APR from time to time as a result of changes in regulation or our business strategy. If we are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, we could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with funding partners could be materially and adversely affected as a result. See also “—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Our transaction process may result in misunderstanding among our borrowers.

Our paperless transaction process is facilitated primarily on our mobile platform. While such transaction process is streamlined and convenient, it involves certain inherent risks. Our borrowers may not read the electronic agreements closely, which may result in misunderstanding of certain terms and conditions. Furthermore, information in our product promotion materials and our app may result in misunderstanding among our borrowers and be deemed misleading. For instance, for certain types of product, we present a daily interest rate in our product promotion to our potential borrowers. We utilize the internal rate of return methodology to calculate the total interest and service fees to be paid by borrowers and to determine the APR on our loan product. Despite the fact that we have disclosed our fee structure in the agreements with our borrowers and display on our mobile platform how service fees are calculated using the internal rate of return and the annualized composite rate, they may overlook or misunderstand such information, and use the daily interest rate in our product promotion to calculate the APR, total interest and service fees utilizing a different methodology, which may result in misunderstanding of our fee structure. If the government authorities and the courts determine that the interest rate disclosed in our product promotion and our app is misleading, the courts may support the borrower’s request to rescind the agreement or determine a lower interest and service fee to be paid by the borrower, and we may be subject to fines and penalties by the courts and government authorities for the misleading promotion. In addition, such misunderstanding may arouse negative publicity and complaints among our borrowers, harm our brand name and reputation and in turn hurt our ability to retain and attract borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.

Our business is subject to credit cycles associated with the volatility of the general economy. If economic conditions deteriorate, we may face an increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adversely impact our results of operations.

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

We are subject to the risk of fraudulent activity associated with borrowers and parties handling borrower or institutional funding partner information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Even if we identify a fraudulent borrower and reject her credit application, such borrower may re-apply by using fraudulent information. We may fail to identify such behavior, despite our measures to verify personal identification information provided by borrowers. Furthermore, we may not be able to recoup funds underlying transactions made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage funding partners from collaborating with us, reduce the number of transactions originated or facilitated from borrowers and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs.

We rely on our proprietary risk management model in assessing the creditworthiness of our borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans originated or facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract borrowers to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and the likelihood of default based on our Argus Intelligent Risk Management Engine, or the Argus Engine. This model may be flawed or ineffective in processing the immense data and providing an accurate report. It may not adjust itself to the changes in the data patterns or macroeconomic situations. In addition, it may be breached, manipulated or otherwise compromised.

If any of the foregoing were to occur in the future, our funding partners may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our platform for financing.

Meanwhile, as our Argus Engine becomes more familiar to the public and fraudulent borrowers become better educated regarding the industry practice, it is possible that despite the iterative development of our anti-fraud and credit-scoring algorithm, our model becomes outdated and ineffective in detecting new fraud schemes or making accurate credit assessments. If that happens, our ability to control our delinquency rate will become substantially limited, which will adversely impact our operation and financial status.

We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted.

We rely on our risk management team to continuously iterate and train our Argus Engine, which is the center of the establishment and execution of our risk management policies. Although our Argus Engine is equipped with machine learning capability and conducts self-learning and self-development all based on the data we have, we still rely on our risk management team to spot and fix potential errors and flaws in our Argus Engine. Meanwhile, the consumer finance market changes quickly and we may need to adjust our risk management principles from time to time to control our loss rate while securing a stable increase in our borrowers and satisfying returns for our funding partners. We rely on our risk management team to closely monitor the change in the market and our business, and update our risk management principles accordingly, which will be then used to train our Argus Engine. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, we may have to incur additional time and monetary cost to find a replacement to our risk management team that fits us, and our result of business operation and financial status may be adversely and severely impacted.

Credit and other information that we receive from third parties about borrowers may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. We currently cannot determine for sure whether borrowers have outstanding loans through other online platforms at the time they obtain a loan from us even though we adopt certain investigation measures. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other online platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make repayments on his or her loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally and could result in the financial distress or insolvency of the borrower. Meanwhile, if the price of the quality data on which we run our algorithms increases, we may not get access to the quality information at the same cost in the future. We may be forced to run our algorithms on fewer quality data, iterate our algorithms or pay more for quality information in the future, each adversely affecting our results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

The consumer finance industry is still new to the borrowers in China. Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our products from those of our competitors. Convincing prospective borrowers of the value of our products is critical to increasing the number of transactions for borrowers and to the success of our business. We believe that developing and maintaining awareness of our brand effectively is critical to attracting and retaining borrowers. This, in turn, depends largely on the effectiveness of our borrower acquisition strategy, our marketing efforts, our collaboration with funding partners and the success of the channels we use to promote our platform. If any of our current borrower acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers. Our collaboration with market-leading channel partners is essential to our borrower acquisition efforts. If such collaboration ceases or becomes less effective, for reasons attributable either to us or to our channel partners, we may face instant borrower acquisition pressure, and may need to incur additional costs to replace such partners for borrower acquisition, if we could replace them at all. Besides, if some of our channel partners were acquired or controlled by the competitors of 360 Group, our collaboration with such channel partners may be limited or severely and adversely impacted. We may not find new partners to replace our original ones.

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

If we are unable to maintain or increase the volume of loans originated through our platform, our business and results of operations will be adversely affected.

The volume of loan originations through our platform has grown rapidly since our inception, and the total amount of loans originated through our platform was RMB573.2 billion (US$87.8 billion) as of December 31, 2020. To maintain the high growth momentum of our platform, we must continuously increase the volume of loan originations by retaining current borrowers and attracting more borrowers. We intend to continue to dedicate significant resources to our borrower acquisition efforts. If there are insufficient qualified loan requests, our funding partners may consider withdrawing from our collaboration or lowering their funding commitments to us. If there are insufficient funding commitments, borrowers may be unable to obtain capital through our platform and may turn to other sources for their borrowing needs.

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

Our top five financial institution funding partners contributed around 45.8% of total funding for all cumulative loan origination as of December 31, 2020. Our financial institution funding partners typically agree to provide funding to our borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our borrowers’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our financial institution funding partners, our funding partners may implement additional requirements in their approval process outside of our monitoring and control. Thus there is no assurance that our financial institution funding partners could provide reliable, sustainable and adequate funding, either because they could decline to fund borrower loans originated or facilitated on our platform or decline to renew or renegotiate their participation in our direct lending programs.

In addition, if PRC laws and regulations impose more restrictions on our collaboration with funding partners, these financial institution funding partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of funding partners. Pursuant to Internet Loans Interim Measures and the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Standardizing the Internet Loans Business of Commercial Banks, or the Internet Loans Circular, regional banks that carry out internet lending business shall serve local customers, and are not allowed to conduct the internet lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conducting business primarily online as well as meeting the other conditions prescribed by the CBIRC. However, given to the lack of exact definition regarding the regional banks in the existing laws and regulations, there are uncertainties as to how such laws, regulations and rules will be interpreted and implemented. If regional banks are restricted from funding loans nationwide, it may increase the funding costs to our loans, which may adversely affect our results of operations and profitability if such increasingly stringent regulation materializes. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution funding partners, our collaboration with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

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

In 2020, the trusts were set up with total assets of RMB2.7 billion which were invested solely in loans on our platform. For the majority of trusts, we are considered the primary beneficiary of the trusts and thus consolidated such trusts’ assets, liabilities, results of operations and cash flows. Although we have not been part of the fund-raising process by the trusts, we cannot assure you that our provision of services to the trusts will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of our loans and affect our results of operations.

If our attempts to explore alternative funding initiatives were deemed to violate PRC laws and regulations, our business could be materially and adversely affected.

We have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities, or ABS. We have been approved to list a total of RMB20 billion of ABS on the Shanghai Stock Exchange and Shenzhen Stock Exchange and already issued RMB4.0 billion as of December 31, 2020. Pursuant to the relevant PRC laws and regulations, an institution is entitled to establish an ABS scheme as a credit originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flow in compliance with relevant laws and regulations. However, the initiators of any potential ABS scheme with whom we work are required to be financial institutions and they are subject to a variety of laws and regulations in the PRC, such as Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and Measures for the Supervision and Administration of Pilot Projects of Credit Asset Securitization of Financial Institutions. The laws and regulations applicable to ABS are still developing, and it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the new and rapidly evolving online consumer finance industry in which we operate. In addition, we rely on trust companies and other parties we collaborate with to secure the successful issuance of the ABS. If our collaboration with such parties is interrupted or affected, our ability to utilize the remaining approved quota of issuing such ABS may be materially limited. If our attempts to issue ABS under the current quota is limited, or our attempts to seek further approval on additional quota in ABS is rejected, our capability to secure funding with lower comprehensive cost may be limited, and our business and financial condition may be adversely impacted.

Our online microcredit company may not be able to provide a sufficient amount to fund the growth of our business. In addition, the regulatory regime and practice with respect to online microcredit companies are evolving and subject to uncertainty.

In March 2017, we established an online microcredit company, Fuzhou Microcredit, which has obtained the approval of the relevant competent local authorities to fund loans. However, we may not be able to obtain the regulatory approvals to increase the authorized amounts or to establish additional online microcredit companies to fulfill our future growth needs.

Pursuant to the Online Microcredit Draft, microcredit companies which engaged in online microcredit business with the approval of the competent regulators prior to the effectiveness of these measures and regulations shall fully meet the requirements of the various provisions hereof within one year from the date of effectiveness of these measures and regulations. The regulators shall, in accordance with these measures and regulations, re-approve their online microcredit business qualifications. Furthermore, our microcredit company may need to increase the registered capital and obtain the legal approval of the banking regulator under the State Council in order to engage in online microcredit business across trans-provincial level administrative regions. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

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

In collaboration with our funding partners and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Fintech Guidelines purport, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

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

In addition, we rely on our third-party service providers, in particular, payment companies that handle the transfer of the repayment, to have their own appropriate anti-money laundering policies and procedures. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

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

To comply with Circular 141, we have engaged guarantee companies to provide credit enhancement to our funding partners upon their request, and two of our VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee, have obtained the license of conducting guarantee service. Even though we use licensed guarantee companies of our own to provide service to our funding partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that either our guarantee companies could provide satisfying service to our funding partners from time to time, or that we will always be able to source and engage guarantee companies to our funding partners’ satisfaction. If we fail to source and engage guarantee companies to our funding partners’ satisfaction, at a reasonable price, our collaboration with our funding partners will deteriorate or even be suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.

As we provide either guarantee deposit to our funding partners, or back-to-back guarantee to the third-party guarantee companies, from the accounting perspective, we recognize the guarantee liability at fair value which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the online consumer finance market is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target borrower base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit risk assessment and expectations differ from actual circumstances or if the quality of the loans originated or facilitated by us deteriorates, our guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.

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

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

●	maintain the quality and reliability of our platform;
●	provide borrowers with a superior experience in our platform;
●	enhance and improve our Argus Engine;
●	effectively manage and resolve borrower complaints; and
●	effectively protect personal information and privacy of borrowers.

Any malicious or innocent negative allegation made by the media or other parties about our company, including, but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for China’s online consumer finance is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers. For instance, on March 15, 2019, CCTV’s “315 Night,” an influential show on consumer rights protection, reported that certain financial products offered by third-party financial service providers on a financing platform contained inappropriate conducts that were suspected of infringement of consumer rights, which had an immediate adverse impact on the consumers’ recognition of the whole online consumer finance industry, and in turn may adversely affect our business and results of operations. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online platforms like us. As we are the finance partner of 360 Group, any negative allegation about 360 Group may also have an adverse impact on us. For example, on March 15, 2021, CCTV’s “315 Night” reported certain false medical advertising that appeared on the 360 Browser, which allegedly was committed by 360 Browser’s cooperating advertising agents. As 360 Browser is operated by our affiliate and we share the 360 brand, such an event and its future development may negatively impact our reputation and the public’s perception about us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with prospective borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Although we have enforced a strict data protection policy by desensitizing all personal information of our customers and clients, we could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers, such as during the collection process, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear. Although we aim to ensure our collection efforts comply with the relevant laws and regulations in the PRC and we have established strict internal policies that our collections personnel do not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines, penalties, administrative investigations or even criminal liabilities imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

Furthermore, we rely on certain third-party service providers, such as borrower acquisition partners, marketing and brand promotion agencies, third-party payment platforms and collection service providers, to conduct our business. We enter into collaboration contracts with fixed terms with such service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or that we can renew such agreements with the terms we desire. Such service providers may also be demanded by their investors not to work with us, or form alliances to seek better terms dealing with us. In addition, if these service providers failed to function properly or terminated the cooperation, we cannot assure you that we could find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations. In the meanwhile, we cannot assure you that these service providers would comply with our compliance requirements at all times and would not commit wrongdoings or misconduct especially in carrying out offline marketing and promotions, failure of which may result in us facing customer complaints, suffering brand and reputation damages and being subject to administrative actions.

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

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.

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

In addition, PRC government authorities have enacted a series of laws and regulations in regard to the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. We have obtained the consents from our borrowers to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities against us by government agencies or other individuals. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected.

Meanwhile, if there is any failure by us to protect confidential information, we may be involved in various claims and litigations raised for privacy or other damages. Such claims and litigations will take a lot of time and resources to defend and we cannot assure you of any results for such litigations.

If we fail to complete, obtain or maintain the value-added telecommunications license, requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.

PRC regulations impose sanctions for engaging in internet information services of a commercial nature without having obtained an internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a value-added telecommunications service license, or the VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunications business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of the online consumer finance industry remains uncertain; it is unclear whether online consumer finance service providers like us are required to obtain ICP license or ODPTP licenses, or any other kind of VATS licenses. Shanghai Qiyu obtained its ICP license in April, 2021. If our past practice were deemed to be internet telecommunications business operations without VATS licenses or we were to be required to obtain additional VATS license, the PRC government may levy fines up to five times of the illegal income or RMB1 million, confiscate our income, revoke our business licenses, or require us to discontinue our relevant business.

Given the evolving regulatory environment of the consumer finance industry and value-added telecommunications business, we cannot rule out the possibility that the PRC government authorities will explicitly require any of our VIEs or subsidiaries of our VIEs to obtain additional ICP licenses, ODPTP licenses or other VATS licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. We could be found in violation of any future laws and regulations, or of the laws and regulations currently in effect due to changes in the relevant authorities, or interpretation of these laws and regulations. We cannot assure you that we would be able to obtain or maintain any required license, regulatory approvals or filings in a timely manner, or at all, which would subject us to sanctions, such as the imposition of fines and the discontinuation or restriction of our operations or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

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

Any interruptions or delays in the availability of our platform or solutions, whether as a result of a third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and financial service providers. Additionally, in the event of damage or interruption, we have no insurance policy to adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

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

We regard our trademarks, domain names, software copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Properties” and “Item 4. Information on the Company—B. Business Overview—Regulation—Laws and Regulations relating to Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may from time to time in the future become subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our products or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. For example, the trademarks and trade names we use-"360"-is being challenged by a third party, which claimed that our use of the 360 trademark infringed its rights. Currently, the owner of the 360 trademarks that licensed the same to us, which is a wholly owned subsidiary of 360 Group, is involved in several legal proceedings, in which it is defending the effectiveness of, and our right to use, the 360 trademarks. It is also in the process of applying for several new 360 trademarks for our use. However, it remains uncertain as to when the dispute will be resolved, or whether 360 Group's defense in the legal proceeding or its applications for new 360 trademarks will succeed.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction, and even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

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

The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. Further, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our operations have been impacted by the outbreak of COVID-19, which may continue and may adversely affect our financial performance.

Since its hit in early 2020, the COVID-19 has adversely impacted the economy of China and the economic condition of small and medium-sized businesses, especially offline businesses, and to a greater or lesser extent resulted in reduced spending, especially on discretionary consumption. We derive revenues from loan products facilitated through our platform. A reduction in discretionary consumption may adversely affect demand for personal loan products. In addition, downturn in the economy and previous suspension of business activities across various sectors might cause an increase in default of the loans facilitated through our platform as they are likely to lead to a rise in unemployment and may weaken borrowers’ willingness and ability to repay their debts. The increased defaults could in turn result in enhanced risks and financial losses to our funding partners and us. In 2020, we booked more provisions to cope with the deterioration of asset quality of the loan portfolios due to COVID-19 and increased allowances to ensure sufficient coverage of potential defaults on loans facilitated on our platform. We curtailed our expenses, implemented stringent cost control measures and adopted a more conservative customer acquisition strategies in 2020. Many of the restrictions on movement within China have been relaxed as of the end of the first quarter of 2020 and the macroeconomy has since been on a recovery track, along which our results of operations witnessed continued growth. However, uncertainty remains as to the future progress of the disease. It has not been fully contained and regional cases of COVID-19 infections surface from time to time, both in China and other parts of the world. The long-term trajectory of COVID-19, both in terms of scope and intensity of the outbreak, in China as well as globally, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could also be adversely affected by other epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if any of our employees are suspected of having contracted the COVID-19 as well as having affected by other epidemics such as the Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, and other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy and the consumer finance industry in general.

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

Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Management Measures for the Access of Foreign Investment (Negative List) (2020 version), or the Negative List, which became effective on July 23, 2020 and replaced the negative list in the Special Management Measures for the Access of Foreign Investment (2019 version), and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. We have set up a series of contractual arrangements entered into among our WFOE, our VIEs, and the record holders of our VIEs to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. Shanghai Qiyu has been operating our online consumer finance business, including, among others, operations of our 360 Jietiao since its incorporation. Shanghai Qiyu has obtained ICP license according to relevant PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment Restrictions—Regulations on value-added telecommunications services.” Fuzhou Microcredit, which also provides loans through 360 Jietiao, has obtained a microcredit license from the relevant competent local authorities.

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and the shareholders of our VIEs, to operate our online consumer finance businesses, including, among others, the operation of 360 Jietiao, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs or the shareholders of our VIEs may fail to fulfill their contractual obligations with us, such as failure to maintain our platform and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and the shareholders of our VIEs of their obligations under the contractual arrangements to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs and the shareholders of our VIEs. Although we have the right, subject to a registration process with PRC governmental authorities, to replace Beijing Qibutianxia as the record holder of our VIEs under the contractual arrangements, if it becomes uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and the shareholders of our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with our VIEs, and the shareholders of our VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If our VIEs or the shareholders of our VIEs fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

The record holders of our VIEs are beneficially owned by some of our shareholders. However, as we raise additional capital, and our shareholders sell the shares they hold in our company in the future, the interests of such record holders of our VIEs might become different from the interests of our company as a whole. Under the influence of its shareholders, such record holders of our VIEs may breach, or cause our VIEs to breach, the existing contractual arrangements we have with them, which would have a material adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the record holders of our VIEs may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, the record holders of our VIEs will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between our VIEs’ shareholders and our company, except that we could exercise our purchase option under the option agreement with such shareholders to request that they transfer all of their equity interests in our VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIEs, and the shareholders of our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, if our WFOE requests the shareholders of our VIEs to transfer their equity interests in our VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our VIEs hold substantially all of our assets, some of which are material to our operation, including, among others, intellectual properties, hardware and software. Under contractual arrangements, our VIEs may not, and the shareholders of our VIEs may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our VIEs’ shareholders breach these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The Chinese economy differs from the economies of most developed countries in many respects, including, but not limited to the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

COVID-19 had a severe and negative impact on both the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the "Phase One" agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People's Congress' decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition and results of operations.

While cross-border business currently may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade or any restriction on Chinese companies may affect consumer demand for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since many of these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct an investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also "-Risks Related to Our ADSs-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law" for risks associated with investing in us as a Cayman Islands company.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and has become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in certain areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors are required to submit information relating to their investments to the Ministry of Commerce, or MOFCOM, or its local branches.

However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

We only have contractual control over our website and mobile app platform. We do not directly own the website and mobile app platform due to the restriction on foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate policy-making and legislative developments in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

According to relevant PRC laws and regulations, an enterprise must obtain a value-added telecommunication business license to operate a value-added telecommunication business. Our online platform, 360 Jietiao, operated by Shanghai Qiyu, one of our VIEs, obtained its ICP license in April 2021. Nevertheless, it is uncertain if Fuzhou Microcredit will be required to obtain a separate operating license with respect to our mobile app or website in addition to the VATS license or Shanghai Qiyu may be required to obtain additional value-added telecommunications business licenses. See also “—If we fail to complete, obtain or maintain the value-added telecommunications license, requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to employee benefits and bonus funds. These reserve funds and employee benefits and bonus funds are not distributable as cash dividends.

The SAFE issued the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Policy for Foreign Exchange Control of Capital Accounts, or Circular 2, on May 12, 2014, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. Circular 2 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. In addition, in response to the persistent capital outflow and the Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long-term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, and the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16, prohibit a foreign-invested enterprise from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by a bank), providing loans to non-affiliated enterprises, or constructing or purchasing real estate not for self-use. This restriction was relaxed, however, in October 2019 since which time non-investment foreign-funded enterprises can make domestic equity investments by converting their foreign exchange capital; provided that such investments should be in compliance with the Negative List and other relevant PRC laws and regulations.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the shareholders of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflow from China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process were put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, which could also affect holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. If we do not make adequate employee benefit payments, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

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

SAFE Circular 37 was issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, promulgated by SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures if they participate in any stock incentive plan of an overseas publicly traded company, unless certain exceptions are available. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or non PRC citizens living in the PRC for a continuous period of not less than one year and have been granted stock options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries has obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiaries could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends either out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, if we asked the depositary to solicit your instructions, the depositary will endeavor to vote the underlying class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to solicit, you can still send voting instructions to the depositary and the depositary may, but it is not required, to endeavor to carry out those instructions. You will not be able to directly exercise any right to vote with respect to the underlying class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. If we ask the depositary to solicit your voting instructions in connection with a shareholders’ meeting, we have agreed to give the depositary notice of that meeting and details of the matters to be voted upon at least thirty (30) days prior to the meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying class A ordinary shares which are represented by your ADSs, and you may have no legal remedy if the underlying class A ordinary shares are not voted as you requested.

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

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the underlying class A ordinary shares represented by your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the underlying class A ordinary shares represented by your ADSs at a meeting and as to a matter, if:

●	we gave the depositary timely notice of the meeting and related voting materials;
●	we confirmed to the depositary that we wish a discretionary proxy to be given;
●	we confirmed to the depositary that we reasonably do not know of any substantial opposition as to a matter to be voted on at the meeting; and
●	we have confirmed to the depositary that the matter voted will not have material adverse impact on shareholders.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the underlying class A ordinary shares represented by your ADSs at any particular shareholders’ meeting, you cannot prevent such underlying class A ordinary shares represented by your ADSs from being voted at that meeting, provided the other conditions described above are satisfied, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

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

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement or relating to our shares or the ADSs, which could result in less favorable outcomes to the plaintiff(s) in any such action.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from our memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our ordinary shares consist of class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of class B ordinary shares are entitled to twenty votes per share. Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof, while class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Hongyi Zhou, beneficially owned 75.3% of the aggregate voting power of our company as of February 28, 2021. As a result, he has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Furthermore, given our dual-class shares structure, Mr. Zhou will have the ability to influence the outcome of all corporate governance matters so long as he beneficially owns at least 4.8% of our total issued and outstanding share capital in class B ordinary shares. This structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

Certain existing shareholder has substantial influence over our company and interests of such shareholder may not be aligned with the interests of our other shareholders.

Mr. Hongyi Zhou, the chairman of our board of directors, influences 75.3% of the total voting power of our issued and outstanding ordinary shares as of February 28, 2021. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

In May 2018 and November 2019, we adopted our 2018 Share Incentive Plan and 2019 Share Incentive Plan, respectively, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Share Incentive Plan was later amended in November 2019, and the 2019 Share Incentive Plan was later amended in August 2020. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our combined and consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Share Incentive Plan and 2019 Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company, restricted shares and restricted share units. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Incentive Plan is 25,336,096. The maximum aggregate number of ordinary shares that may be issued under the 2019 Share Incentive Plan is 17,547,567, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 for four consecutive fiscal years or such lesser amount as determined by our board of directors. As of February 28, 2021, class A ordinary shares underlying the options and restricted share units that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 7,400,226 and the class A ordinary shares underlying the restricted share units that have been granted and are outstanding under the 2019 Share Incentive Plan amounted to 16,289,512. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We will be classified as a PFIC for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our combined and consolidated financial statements.

Assuming that we are the owner of our VIEs (including their respective subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2020 or becoming a PFIC in one or more future taxable years.

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

ITEM 4. INFORMATION ON THE COMPANY

A.          History and Development of the Company

We started our operation in July 2016, when Beijing Qibutianxia incorporated Shanghai Qiyu. In March 2017, Fuzhou Microcredit was founded and later obtained the license to conduct an online microcredit lending business. In June 2018, Fuzhou Financing Guarantee was founded and obtained the license to provide financing guarantee services.

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

During the reorganization process we issued ordinary shares and preferred shares to the beneficial owners of Beijing Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. We in addition have incorporated a wholly owned subsidiary, HK Qirui International Technology Company Limited, in Hong Kong. It has further incorporated a wholly owned subsidiary in China, Shanghai Qiyue Information Technology Co., Ltd., which is referred to as our WFOE in this annual report. Our WFOE has entered into a series of contractual arrangements with Shanghai Qiyu, Fuzhou Microcredit, and Fuzhou Financing Guarantee and their respective record shareholders. These contractual arrangements enable us to exercise effective control over our VIEs; receive substantially all of the economic benefits of our VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For risks and uncertainties associated with this structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

On November 27, 2019, FountainVest Partners, or FountainVest, acquired an aggregate of 11,521,266 ADSs of the Company from certain shareholders unaffiliated with our company in a series of privately negotiated, off-market transactions through Ruby Finance Investment. On December 9, 2019, a company wholly owned by the spouse of Mr. Hongyi Zhou and a company established on behalf of certain management of the Company, including most of senior members of the management, or entities of Zhou and Management, reached agreement with FountainVest to subscribe for certain newly issued ordinary shares of Ruby Finance Investment for a total subscription price of US$20 million, and together with FountainVest, to invest up to US$60 million to purchase our company’s shares in the next twelve months through Ruby Finance Investment.

In June 2020, one of our affiliates 360 Group acquired a 30% stake in Kincheng Bank of Tianjin Co., Ltd., or Kincheng Bank. As a result of the transaction, 360 Group became the largest shareholder of the bank and has nominated the chairman of the board and president of the bank. Kincheng bank is an internet bank well-positioned to provide safe and intelligent banking services to the general public in China

On September 15, 2020, with the approval of our shareholders, we changed our name from “360 Finance, Inc.” to “360 DigiTech, Inc.”.

On November 19, 2020, our ADSs were transferred from the Nasdaq Global Market to, and began trading on, the Nasdaq Global Select Market.

Our principal executive offices are located at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China. Our telephone number at this address is +86 21 5835-7668. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40 Street, 10th Floor, New York, NY 10016.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at http://ir.360shuke.com.

B.          Business Overview

We are a data driven, technology empowered digital platform that enables financial institutions to provide better and targeted products and services to a broader customer base, including consumers and small and medium-sized enterprises, or SMEs. Through our platform, we match underserved borrowers with credit demand with a diversified pool of financial institutions with credit to supply. We also offer standardized risk management services, in the form of SaaS modules and other technology solutions to financial institutions. Backed by the initial technology supports and large data bases availed through our strategic partnership with 360 Group, one of the largest internet companies in China, our solutions create noticeable advantages in customer acquisition, matching optimization, risk assessment and post-lending management for financial institutions.

The strength of our proprietary technologies and solutions enable us to grow our business rapidly. From inception to December 31, 2020, we had facilitated or originated over RMB573.2 billion (US$87.8 billion) in loans to 19.7 million borrowers.

As a spin-off from 360 Group, one of the leading Internet companies in China, we were born with genes of a technology company, and aim to empower financial institutions with our technologies through more efficiently solving the mismatch of demand and supply of credit. While we initially started to tap into the market taking credit risk in a substantial portion of loans facilitated through our platform, by providing guarantees to financial institution lenders either directly or indirectly, we are gradually transitioning to a more technology-centric platform approach, deleveraging our business to more healthy level, and enhancing our platform’s scalability. As of December 31, 2020, our leverage ratio, which is defined as risk-bearing outstanding loan balance over net assets, was 6.6 times, compared to 9.5 times as of March 31, 2020 (due to the adoption of new accounting standard since January 1, 2020, the calculation of leverage ratios in 2020 is not comparable to that in 2019). In the meantime, we continued to expand and diversify our funding sources, into regional and national banks, and consumer finance companies. As of December 31, 2020, 100% of our funding was from financial institutions.

In providing platform services, we take no or limited, credit risks related to loans we facilitate. Our platform services include the capital light model, intelligence credit engine, or ICE, and referral services. In 2020, loans facilitated under the capital-light model, ICE and referral services accounted for 28.2% of total loan facilitations and originations, a significant increase from 13.9% in 2019.

Our Services

We match underserved borrowers with credit demand to a diversified pool of financial institutions with credit to supply, through both credit-driven services and platform services.

Credit driven services

Under the credit driven services category, we provide customer acquisition, initial credit screening, collection and other post lending services to facilitate transactions in addition to matching borrowers with funding sources. We also conduct risk management and provide guarantee for defaulted loans. Such contractual guarantee arrangement is underwritten either by our own licensed financing guarantee companies or licensed third-party guarantee companies and/or insurance companies for loans facilitated through our platform, and in some cases, we provide back-to-back guarantee to these external vendors at their request. Under the cooperation with third-party vendors, we provide certain deposits in bank accounts of licensed guarantee companies as back-to-back guarantee, when in the event of default, the deposits will be used to compensate licensed guarantee companies for their payout amount to our funding partners in accordance with the agreements with the guarantee companies. Under the cooperation with insurance companies, we are obligated to prepay funding in the form of a security deposit with the insurance companies which is used to compensate the institutional funding partners.

Platform services

Our platform services include the capital light model of loan facilitation, ICE and referral services.

Capital-light model

We launched the capital-light model in 2018, and started to focus on implementing our strategic transition from a traditional risk bearing loan facilitator to a technology enabler through the capital-light model in late 2019. Under the capital-light model, we help our financial institution partners offer loans directly to borrowers by leveraging our technology capabilities, conducting preliminary risk analysis and providing post-facilitation services. For loans facilitated under the capital-light model, we take a pre-negotiated percentage of the interest charged as our service fee, and we take no or very limited principal risk. As of December 31, 2020, we had worked with 34 funding partners under capital-light model.

Intelligence Credit Engine

ICE is an open platform on our “360 Jietiao” app. We match borrowers and financial institutions through big data and cloud computing technology on ICE, and provide pre-loan investigations on borrowers. For loans facilitated through ICE, we take pre-negotiated service fees and do not provide post-loan risk management, nor do we bear principal risks.

Referral services

In addition to the customer acquisition and matching, credit screening, credit management and post-lending services that we provide to our financial institution partners, we also refer some applicants through our platform who do not fit our risk appetite to certain online lending marketplaces, and earned referral fees. We consider this supplemental in nature to our loan origination services, due to its relatively small size and significantly volatile revenue streams which are influenced strongly by credit demand, credit cycle and regulatory restrictions.

The following table reflects our operating data related to credit driven services and platform services, respectively, for 2020 or as of December 31, 2020:

	Loan facilitation/origination volume	Ending balance

	(in RMB millions)

Capital-heavy:	177,234	62,718
Capital-light model, ICE and referral services	69,524	29,357
Total	246,758	92,075

Products presented to individual borrowers

The core product that we present to individual borrowers is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our product is provided under the 360 Jietiao brand (“360借条” in Chinese, which means “360 notes”).

Our borrower engagement begins with a credit application which typically takes less than five minutes. Once approved, a prospective borrower is granted a line of credit, with a principal amount ranging from RMB1,000 to RMB200,000, for drawdowns based on specific needs with an amount ranging from RMB500 to RMB200,000. The average single drawdown amount for 2020 was RMB5,303. When an approved borrower makes a drawdown request, we and our funding partners then complete separate credit assessments. Once a drawdown is approved, a borrower may elect a loan tenor best suited for his/her financial needs, in fixed terms of one month, three months, six months, twelve months, eighteen months or twenty-four months, to be repaid in monthly installments. We are also offering other payment terms such as repayment at any time with a fixed daily interest within one or two months.

As of December 31, 2020, we have approved credit lines for 30.9 million users accumulatively. The average amount of approved credit line for 2020 was RMB10,431. Total loan origination volume in 2020 was RMB246.8 billion (US$37.8 billion). The outstanding balance of all loans made through 360 Jietiao as of December 31, 2020 was RMB92.1 billion (US$14.1 billion). The average contractual tenor of loans originated and facilitated in 2020 was 9.72 months.

Credit Demand - Our Borrowers

Borrower profile

We target the large and growing Chinese population of young borrowers with established credit histories and low default risk, but underserved by the traditional financial institutions. As of December 31, 2020, we had 30.9 million users cumulatively with approved credit lines, 61.4% of whom held credit cards and 48.0% were between 25 to 35 years old. In late 2020, we have launched a pilot program that targets micro- and small-business owners, which we tailored to reflect such borrowers’ actual needs while giving consideration to their unique risk profiles. As we are diversifying our funding channel and improving our risk management capacities, we proactively extended services to users with differing profiles, while at the same time keeping our overall risk levels under control.

Our borrowers are generally drawn to our platform for supplemental credit solutions. We believe our borrowers choose us for our brand recognition and relatively easy access of credit, beginning with our streamlined credit application and extending to the flexibility to make drawdowns at any time.

In addition to tracking total borrowers on our platform, we also measure performance by monitoring our repeat borrower contribution and loss rates. Our repeat borrower contribution was 86.5% for the year ended December 31, 2020 and our M3+ delinquency rate as of December 31, 2020 was approximately 1.5%. We believe our high levels of repeat borrower contribution coupled with low delinquency rates reflect our borrowers’ loyalty and creditworthiness.

Borrower acquisition

360 Group was historically our most important borrower acquisition channel. We access many of these borrowers through our mobile app which is built into 360 Group’s products, accessible to the 360 Group’s user base. In recent years, as we expand our customer acquisition channels, customers acquired from sources other than 360 Group have accounted for a significant majority.

We are improving our targeted marketing capabilities leveraging big data analytics. We leverage our big data analytics technology to analyze our own borrower base and develop our target borrower profile. Base on the profile developed, we place advertisements targeting internet users who fit into our borrower profile. We also develop analytics algorithms in collaboration with channel partners based on the anonymous borrower information aggregated from such channel partners so that users of the channel partners with credit needs can be directed to the Company’s platform with improved precision and efficiency. We continue to optimize our proprietary AI system to cover more acquisition channels and reach more quality borrowers. We are also working with our channel partners to explore marketing opportunities under richer scenarios such as social networks to further improve our borrower acquisition efficiency.

In 2020, we started developing “embedded finance” relationships with leading online platforms with heavy consumer traffic, such as Meituan, Didi, Xiaomi, among others. Under such relationship, we embed our customer acquisition and risk management solutions within those internet platforms, which enable our partners to monetize their user base more effectively, and allow us to gain access to a large number of potential users across different consumption scenarios. Embedded finance will become an increasingly important part of our customer acquisition solutions.

Lastly, we continued to acquire new customers through a borrower referral program which contributed approximately 5% of our new borrowers in 2020.

Credit Supply - Our Funding

We have a stable and diversified base of funding partners. We primarily rely on our diversified financial institution funding partners, including national and regional banks and consumer finance companies. While a small percentage of our funding in early 2020 was from peer-to-peer platforms, by the end of 2020 we had achieved 100% institutional funding in our loan facilitation operations. From time to time, we also originate a small percentage of loans under our microcredit company. Such loans are typically funded by us. With sufficient and strong funding commitment, we have the flexibility to recommend suitable products to borrowers based on different funding mixes subject to market condition. In 2020 financial institutions accounted for 98.8% of our total funding.

Institutional funding partners

As of December 31, 2020, we cooperated with a total of 99 institutional funding partners, including national and regional banks and consumer finance companies.

Financial institutions

We refer qualified borrowers to institutional funding partners, who may elect to underwrite loans based on their own risk appetites. Our financial institution funding partners are primarily national and regional commercial banks with lower funding costs, more comprehensive compliance protocol and more conservative risk management infrastructures compared with other lending market participants. As of December 31, 2020, all our financial institution funding partners covers a geographic scope of 25 provinces and 57 cities.

In certain special cases and as required by a small number of financial institution funding partners, some of our loans are funded and disbursed indirectly through trusts and asset management plans. We are considered the primary beneficiary of the trusts and asset management plans and consolidate their assets and liabilities on our balance sheet.

The value proposition we offer our financial institution funding partners includes risk management technical support, efficient borrower acquisition through online and offline channels and satisfied risk adjusted returns throughout economic cycles. Our technology infrastructure integrates directly with the risk management systems of financial institution funding partners, providing them with a more seamless and real-time risk management experience.

Peer-to-peer platform

Historically we used P2P lending platform operated by a subsidiary of Beijing Qibutianxia and thus a related party, as a source of funding. In accordance with regulatory requirements, we have gradually reduced our collaboration with the P2P platform. As of December 31, 2020, we no longer used the P2P platform as a funding source. In 2020, funding from the P2P platform accounted for approximately 1.2% of total, as compared to 10.6% in 2019.

Alternative funding initiatives

We may have and expect to continue exploring alternative funding initiatives, which include standardized capital instruments such as the issuance of ABS. We have been approved to list a total of RMB20 billion of ABS on the Shanghai Stock Exchange and Shenzhen Stock Exchange. As of December 31, 2020, we issued ABS of RMB4.0 billion with the comprehensive cost of funding less than 6.0%.

Our online microcredit company

In March 2017, we established an online microcredit company, Fuzhou Microcredit, which obtained regulatory approval and was issued a microcredit license to originate loans directly. In 2020, RMB2,469.7 million (US$378.5 million) of credit drawdowns were funded through our online microcredit company, representing approximately 1% of the total amount of loans originated by us during such period. All loans funded by Fuzhou Microcredit were originated through our platform and we record such loans on our balance sheet. As of December 31, 2020, Fuzhou Microcredit had registered capital of RMB500 million.

Risk Management

We believe our industry-leading risk management capabilities are a key competitive advantage allowing us to expand our business rapidly while maintaining consistently solid asset quality. Our risk management is built upon a massive and comprehensive database, sophisticated risk management engine, and efficient post-lending management.

Data assets

Large volumes of high-quality data is a key factor differentiating online finance platforms. We have gained a considerable competitive advantage with our proprietary data collection, processing, and analyzing capabilities. Our collaboration with 360 Group also gives us a unique edge in some key elements of risk management related data. Meanwhile, we also partner with a wide range of third-party data providers to significantly enrich our database. For example, we have access to People’s Bank of China’s credit reporting system, which allows us to download and submit data on borrowers’ credit profiles.

Risk Management Engine

The success of our business relies on the effectiveness of our risk management systems. The “brain” of our risk management systems is our Argus engine. Our Argus Engine integrates a massive user database, AI-powered data processing, and expert experience based machine learning into a comprehensive model. Leveraging on its three core functions of anti-fraud, credit assessment and risk alert, Argus Engine has profiled over 160 million current and potential borrowers and successfully prevented potential asset loss of more than RMB10 million per day.

Behavior analysis and fraud detection

Fraud is the single largest source of credit-related loss within the online consumer finance industry today. Our underwriting process is differentiated, we believe, based on our fraud detection capabilities. Through our Argus Engine, we marry data aggregation with fraud detection capabilities as follows:

●	Identity authentication. We use facial recognition technology and other tools and processes leveraging internal and external data sources to verify the identity of a prospective borrower, denying those applications completed with what we believe to be a false identify.
●	Blacklist filtering. We maintain a real-time list of suspicious devices and accounts referred to as a blacklist and to which we have automated access. We refer to the blacklist as well as fraud histories provided by third-party institutions to filter prospective borrowers with high fraud risks.
●	Telecommunication fraud prevention. Our anti-fraud system integrates black or gray list from 360 Group, AI powered source tracking technologies, as well as real time transaction and risk monitoring models. This system enables fraud prevention across the entire lending process, from pre-lending customer acquisition to post-lending management and collection. Its telecommunication fraud prevention mechanism features fraud risk alert, fraud interception and post-fraud feedback.
●	Anti-fraud algorithms. We filter borrowers through the use of anti-fraud algorithms based on machine learning:
●	we utilize supervised machine learning processes to learn from known fraud behavior patterns, training our algorithms to develop rules to identify similar patterns and deny suspicious applications;
●	we utilize unsupervised machine learning to run anomaly detection to detect individual and aggregated abnormal patterns to identify unknown fraud behaviors; and
●	we conduct a social network analysis, connecting seemingly unrelated factors to often detect fraud schemes.

Proprietary credit scoring and risk models

When a credit application is deemed to not represent a fraud risk, it is then subjected to the credit assessment module of our Argus Engine. This module will select and analyze approximately 3,000 variables associated with a given credit application. The variables which the Argus Engine analyzes are selected based on the perceived risk profile of the borrower. The Argus Engine ultimately generates an A-Score to quantify a borrower’s credit profile. Prospective borrowers with higher A-Scores are typically granted higher credit limits. The A-Score is then directed to the Cosmic Cube Pricing Model for pricing.

We continuously monitor the borrowers and conduct credit assessment each time a borrower requests a drawdown. A-Score is the result of the initial credit assessment performed on an applicant based on his/her credit profile, considering various factors including financial condition, education, past credit history, social behaviors, etc. Different from A-Score, B-Score is applied to existing borrowers on our platform with more than three months of borrowing history, by monitoring borrower behaviors, such as account, drawdown, repayment, operating and recommendation behaviors, etc. The B-Score replaces the A-Score for the purpose of future credit assessment and re-evaluation. The B-Score is reevaluated each time the borrower applies for a drawdown and at the end of each month. Given that we have high repeat borrower contribution, we expect the B-Score, reflecting the latest borrower behavior, to play a prominent role in our overall risk management effort.

Based on the B-Score assigned to borrowers, the system adjust their credit line both proactively and in response to the requests made by them. For a given borrower, the adjustment can be done no more than once every three months. A typical 15% to 25% increase will be given to the credit line of the borrower if the underlying adjustment is approved.

Real-time Risk Events Monitoring

Leveraging the expansive and complicated relational network of a borrower's financial connections, Argus Engine can extract the most important information from the massive dataset and determine the borrower's credit profile. When a borrower makes an online credit drawdown or application, we need to conduct real-time risk monitoring, which necessitates the support of a powerful risk calculation engine. Currently, the real-time graph engine is in the fourth generation with more than 2 billion nodes and 50 billion edges. Compared to the third generation, its performance has improved by a factor of 20 times. It provides 120 million times online calculations daily, mapping first-degree connections in an average of 9 milliseconds, and second-degree connections in an average of 600 milliseconds. Backed by powerful computation, our real-time screening net can accurately identify risks from group fraud, multiple platform borrowing and default, among others.

The enterprise edition of Argus Engine incorporates complex risk management strategies for SME borrowers. Through analyzing the relationships between the loan application entity and the main business entity, the enterprise edition conducts intelligent risk management of the enterprise owner, ultimate controller, related personnel, the enterprise itself, affiliated enterprises, and enterprises at the upstream and downstream of the value chain in the context of a holistic relational graph derived from the loan application. This allows us to expand the breadth of information and effectively identify risks caused by information asymmetry. In addition, the enterprise edition of Argus Engine takes a full review of the supply chain, business records, tax data, and judicial risks of the SME borrower's first-degree and second-degree affiliated enterprises and can scan a dozen risk categories within milliseconds. These help us develop a comprehensive risk profile of the SME borrower, and enable us to anticipate abrupt changes to SMEs as a result of affiliated risks, therefore better preparing us for contingencies.

Collection

We believe we optimize the collection process for delinquent loans based on the use of a C-Score we assign to each borrower in default using the Argus Engine. The C-Score processes data from historical collection efforts to automatically identify the most efficient channel for collection, including text messages, mobile app push notices, AI initiated collection calls, human collection calls, emails or legal letters. We also outsource our collection to third-party collection service providers, particularly after 60 days of delinquency. To fulfill the compliance requirements, all the third-party collection will not only be completed through our internal collection system but also be subject to 100% real-time inspection by AI and our internal inspectors. We have adopted and enforced comprehensive collection policies and procedures, including close monitoring of our third-party service providers, to ensure that our collection practices are in compliance with current laws and regulations. In 2019, we further strengthened data protection of our collection services by desensitizing all personal contact information of our customers and clients.

We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. As of the date of this annual report, the application of our AI-powered collection has covered nearly 80% manpower in our collection services. Our collection system can conduct automatic outbound calls in batches and interact with our borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs. Our AI-powered collection system has achieved a 200% increase in the call-through rate and a 50% increase in effective communication time with 30% saving in manpower.

We have maintained a delinquent loan collection rate of about 90% as of the fourth quarter of 2020, even after we purposefully adjusted some of our loan collection methods in response to more stringent compliance requirements adopted in late 2019, which resulted in relatively less effective loan collection across the industry.

Privacy protection

We are dedicated to privacy protection of our borrowers during our risk management process, and we adopt policies to make sure we always obtain users’ consent for our use of their data and enquires made to other sources of their information. We also obtain consent from our borrowers to use the data collected by 360 Group for risk management purposes at the registration stage. All 360 Group’s data we relied on for risk management purposes is provided on a machine-readable-only basis, without subject to any human review or intervention. We can only access the output of such credit analysis to eliminate the possibility of data leakage or unnecessary privacy invasion as much as possible. We also rely on our technologies and internal policies to prevent our systems from being infiltrated or exploited maliciously for data theft purposes.

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

In June 2020, our fintech service application, 360 Jietiao, received both the app security certification and the app information security certification from the National Computer Virus Emergency Response Center, or the NCVERC, which is the official agency for anti-virus internet security and designated testing body for the "Special Crackdown on the Illegal Collection and Misuse of Personal Information by Apps" initiative by China's Ministry of Public Security. In particular, 360 Jietiao received a level 3 rating for both app privacy and data security, the highest level granted by the NCVERC. Given the ongoing regulatory environment, the certifications granted to us recognizes our core competency in privacy protection and security technology and further consolidate our competitive advantage in terms of regulatory compliance.

Technology & Security

We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior borrower experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by a strong research, development and risk management team which, as of December 31, 2020, accounted for 42.2% of our total employees.

Principal components of our technology infrastructure include:

●	Data science. Data science contributes to many elements of our business and operations, extending across an entire borrower lifecycle. Our Argus Engine allows us to aggregate and assess thousands of data points to build a comprehensive profile for each borrower which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating our borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.
●	Artificial intelligence. We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-loan management and collections. We consistently update our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus Engine, which consistently re-evaluates statistically significant variables and re-develops policies around borrower assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal credit decision only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For instance, our AI-powered voice system, which we apply to the collection of delinquent loans, has reduced our collections staff significantly and empowered the remaining staff to be more efficient and effective. Lastly, we are in the process of evaluating applications of blockchain across our business model.
●	Security. We are committed to maintaining a secure online platform. Our platform benefits from the expertise of the 360 Group’s platform as many of our employees, across all levels, came from 360 Group and contributed to building that business into China’s leading internet security platform. Our focus on security provides operational benefits, as borrowers are more willing to share sensitive information with us, we believe, because of our security reputation. Key security features are as follows:

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

Competition

We generally compete for customers, funding, data and other third-party services with other online finance platforms, including technology giant backed platforms, and independent internet finance platforms. As the macro and regulatory environment evolved in recent years we have observed dynamic changes in the market landscape. On one hand, technology giant backed platforms are scaling back their over-leveraged operations, which creates opportunities for us to fulfill the “spillover” demand. On the other hand, as regulatory compliance becomes increasing more important for independent platforms, smaller and weaker ones that lack capabilities to achieve profitability while maintaining compliance are naturally withdrawing from the market, which in turn creates opportunities for us to further strength our leadership position.

In addition, many established leading internet and technology companies that possess large user bases, substantial financial resources and high frequency consumption platform also entered the online finance market in past few years. However many of them have since scaled back their effort in developing online finance business by themselves due to lackluster performance. Instead, they choose to partner with leading online finance platform like us to help them better monetize their user base with comprehensive finance solutions. We refer to such partnerships as “embedded finance.”

We believe that our massive database, robust risk management system, productive customer acquisition channels, user-friendly product designs, and ample and diversified funding sources form a substantial competitive advantage over many of our peers. Such competitive advantage along with our consistent track record and solid execution also in turn help us gain trust with financial institutions and strengthen relationship with business partners.

Intellectual Properties

We regard our trademarks, domain names, software copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of patent, copyright, trademark and trade secret laws in China, as well as license agreements and other contractual protections, to protect our proprietary technology.

As of March 31, 2021, we had 11 registered trademarks and 17 trademarks pending approval in China, nine registered patents and 698 patents pending approval in China. We have 56 registered software copyrights in China. We are also the registered holder of 36 domain names in China.

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

Regulations on foreign investment industries

The National Development and Reform Commission and the MOFCOM issued the Guiding Catalog for Foreign Investment Industries (2017 Revision), in June 2017. In accordance with this catalog, foreign investment industries are divided into three categories: the “encouraged category,” the “restricted category” and the “prohibited category,” and industries not mentioned, in these three categories, are generally deemed permitted. The Foreign Investment Catalog was most recently revised on January 27, 2021, and is subject to review and update by the Chinese government from time to time. Moreover, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 version) (the “Negative List”) on June 23, 2020, which has become effective as of July 23, 2020. The Negative List repeals the “restricted” and “prohibited” categories stipulated in the Foreign Investment Catalog.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, the Ministry of Commerce issued the Announcement on Matters Relating to Foreign Investment Information Reporting which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

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

We provide commercial internet information services for which a VATS License is required through Shanghai Qiyu, one of our VIEs, which obtained its ICP license in April 2021.

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

Regulations on private lending

According to the PRC Civil Code, promulgated in May 2020 and effective as of January 1, 2021, the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. The PRC Civil Code also provides that the interest shall not be deducted from the proceeds of the loan in advance, and if the interest is deducted from the proceeds in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

In August 2015, Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, was issued by the Supreme People’s Court and took effect in September 2015. The Private Lending Judicial Interpretation was most recently revised on December 29, 2020. It defines private lending as financing between individuals, legal entities and other organizations. The Private Lending Judicial Interpretation establishes that private lending contracts are to be upheld as valid in the absence of (i) relending of funds to a borrower who knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower who knew or should have known that the funds were borrowed from other enterprises or raised by the company’s employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations. In addition, pursuant to the Private Lending Judicial Interpretation, lending agreements between private lenders and borrowers with annual interest rates below 24% are valid and enforceable. As to the loans with annual interest rates between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender voluntarily, and so long as such payments have not damaged the interest of the state, the community and any third party, the courts will turn down the borrower’s request to demand the return of the excess interest payments. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests.

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

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the PBOC, on the 20th of each month since August 20, 2019. According to the Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court. The Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes accepted by the People’s Court after the implementation of the Judicial Interpretation Amendment on August 20, 2020. If the lending occurred before August 20, 2019, the upper limit of the protected interest rate can be determined by referring to four times of the one-year Loan Prime Rate at the time of the plaintiff’s filing of lawsuit.

On December 29, 2020, the Supreme People’s Court issued the Supreme People’s Court Reply, which clarified that seven types of local financial organizations, including microcredit companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The Judicial Interpretation Amendment is not applicable to disputes arising from their engagement in relevant financial businesses.

Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply provide that they do not apply to licensed financial institutions including microcredit companies that conduct loan and consumer finance business, there remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts.

We charge service fees for all loans originated or facilitated through our platform and our institutional funding partners and Fuzhou Microcredit are entitled to charge the interests for the loans they fund.

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

We act as an online consumer finance service platform to help facilitate loans between our borrowers and our funding partners, and we are not a party to the loans facilitated except for the loans funded by our licensed microcredit company, Fuzhou Microcredit. We do not raise funds from our funding partners to provide loans to borrowers.

Regulations on the business of loans facilitation

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

Circular 141 further specifies that the core practice or business of the P2P lending information intermediaries shall not be outsourced, including, but not limited to borrower information collection, discriminating and selecting borrowers, credit evaluation, and accounts opening. The banking finance institutions, in addition to observing the promulgations set forth by the Interim Measures on Administration of Personal Loans, issued by CBRC in February 2010, shall comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not accepting the credit-granting service, risk management service or other core business service from third party; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any unqualified third party; (iii) making sure that the third party with which it cooperates will not charge any interest or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans.

The Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, promulgated by China Banking and Insurance Regulatory Commission, came into effect on July 12, 2020, which would affect the institutions cooperating with Commercial Banks to develop internet loan businesses, and their existing business models. Pursuant to the Internet Loans Interim Measures, commercial banks shall evaluate their cooperation agencies and implement list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party agencies with records of violent collection or other illegal records to collect loans. The Internet Loans Interim Measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust the cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and stopping of loan payment. Pursuant to Internet Loans Interim Measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and take primary responsibility for post-loan management. Regional banks that carry out Internet lending business shall mainly serve local customers, prudently conduct business across administrative regions of registration, and effectively identify and monitor the development of business across administrative regions of registration.

In accordance with the above measures, the Internet Loans Circular was issued and took effect on February 19, 2021, setting detailed rules on strengthening risk management of the banking finance institutions and strictly controlling of cross-regional operations.

If institutions violate the aforementioned provisions, the regulatory authorities may enforce business suspensions, compulsory enforcements, cancellation of business qualifications or supervise the rectifications. If the circumstances are extremely serious, the business license may be revoked.

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

Regulations on microcredit business

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

In November 2017, the Online Finance Working Group issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microcredit Companies, requiring all relevant regulatory authorities of microcredit companies to suspend the approval of the establishment of any online microcredit companies and the approval of any microcredit business conducted across provinces. Circular 141 further confirms to suspend the approval of the establishment of online microcredit companies and the approval of any microcredit business across provinces and enhance the regulation of online microcredit companies, stipulating that (i) the relevant regulatory authorities must suspend the approval for the establishment of any new online microcredit companies and the conduct of offline business of any microcredit companies across provinces (districts or cities); (ii) online microcredit companies must not extend loans to any borrowers without income, such as students; (iii) online microcredit companies must suspend the funding of online microcredits with no specific consumption scenarios or specified uses of loan proceeds, and gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be specified by authorities.

On December 8, 2017, the P2P Credit Risks Rectification Working Group promulgated the Implementation Plan of Specific Rectification for Risks in Microcredit Companies Conducting Online Microcredit Business, or Circular 56. Pursuant to Circular 56, “online microcredits” are defined as microcredits provided through the internet by online microcredit companies. Circular 56 emphasizes several material aspects for inspection and rectification, which include but not limited to (i) online microcredit companies must be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and approved online microcredit companies that act in violation of any regulatory requirements must be re-examined; (ii) whether the qualification and funding source of the shareholders of online microcredit companies are in compliance with the applicable laws and regulations; (iii) whether the “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rates of private lending set forth in the Private Lending Judicial Interpretations and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether campus loans, or online microcredits with no specific scenario or designated use of loan proceeds are granted; (v) with respect to the loan business conducted in collaboration with third-party institutions, whether microcredit companies cooperate with internet platform without website filing or telecommunications business license to lend online microcredit, whether the online microcredit companies outsource their core business (including the credit assessment and risk management), or accept any credit enhancement service provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fee from the borrowers; and (vi) whether there are any entities conducting online microcredit business without relevant approval or license for lending business.

On September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microcredit Companies, or Circular 86. Circular 86 aims to regulate the operation of microcredit companies, prevent and resolve relevant risks, and promote the healthy growth of the microcredit industry. Circular 86 provides the following requirements with respect to microcredit companies, including. without limitation: (i) the financing balance of the microcredit company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company's net assets; (ii) the financing balance of the microcredit company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microcredit company, and the balance of loans offered to one borrower and such borrower's related parties shall not exceed 15% of the net assets of the microcredit company; (iv) microcredit companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by microcredit companies before they are released to the borrowers, and if microcredit companies have deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan's interest rate shall be calculated accordingly; (v) microcredit companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microcredit business; and (vi) the microcredit companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the CBIRC and the PBOC published the draft version of the Online Microcredit Draft adding new requirements on Online Microcredit Business. In particular, the Online Microcredit Draft, among other things, strengthens the legal approval, license and access conditions of Online Microcredit Business. Pursuant to the Online Microcredit Draft, to the extent a microcredit company engages in online microcredit business, said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall not operate beyond such region without the approval of the banking regulator under the State Council. The Online Microcredit Draft provides the following requirements with respect to microcredit companies that engage in online microcredit business, including, without limitation, the registered capital of a microcredit company which engages in online microcredit business shall not be less than RMB1 billion and shall be paid in lump-sum in the form of cash, and the registered capital of a microcredit company which engages in online microcredit business across provincial-level administrative regions shall not be less than RMB5 billion and shall be paid in lump-sum in the form of cash. And the Online Microcredit Draft also provides that the controlling shareholder of a microcredit company which engages in online microcredit business shall have a good financial position and be profitable consecutively in the last two fiscal years while having cumulative tax liabilities of not less than RMB12 million (as per the standard of consolidated accounting statement). In addition, according to the Online Microcredit Draft, the same investor, its related parties and persons acting in concert shall not be major shareholders in more than two microcredit companies engaging in online microcredit business across provincial level administrative regions, or hold controlling interests in more than one microcredit company engaging in online microcredit business across provincial-level administrative regions.

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

On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. These regulations define “financing guarantee” as a guarantee provided for the debt financing, including, but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including, but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. These regulations on financing guarantee also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.

On October 9, 2019, nine governmental authorities including the CBIRC, the NDRC and the MIIT promulgated the Supplementary Financing Guarantee Provisions, which requires that institutions providing services as customer recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such companies’ operation and properly make settlement for existing business contracts.

On July 14, 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, or the Off-Site Supervision Guidelines, which took effect on September 1, 2020. The Off-Site Supervision Guidelines stipulate the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the Off-Site Supervision Guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-Site Supervision Guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas for the off-site supervision.

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

Regulations On Credit Reporting Business

The PRC government has adopted several regulations governing personal credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies, issued by the PBOC, in the same year.

The Regulation for the Administration of Credit Reporting Industry defines “credit reporting business” and “credit reporting agency” for the first time. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit-related information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Besides, the Regulation for the Administration of Credit Reporting Industry and the Management Rules on Credit Agencies stipulate that the establishment of a credit reporting agency to engage in individual credit reporting business shall be subject to the approval of the PBOC, and the requirements for such establishment. The requirements for such establishment include: (1) its major shareholders have a good reputation and do not have any record of major violation of law or non-compliance in the past three years; (2) its registered capital shall not be less than RMB50 million; (3) it has the facilities, equipment, systems and measures for the protection of information security which comply with the provisions of the PBOC; (4) the candidates for its director, supervisor and senior management positions shall be familiar with laws and regulations relating to credit reporting business, shall possess the work experience and management capabilities in the credit reporting business required for performance of their duties, shall not have any record of major violation or non-compliance during the past three years, and shall have obtained the appointment qualifications approved by the PBOC; (5) it has a proper organizational structure; (6) it has proper internal control systems for, among others, business operation, information security management and compliance management; (7) its individual credit information system shall satisfy the standard of National Information System Security Level Protection Level 2 or above; and (8) it satisfies any other prudential requirements of the PBOC. Entities engaged in individual credit reporting business without such approval may be subject to penalties, including suspension of business, confiscation of revenues related to individual credit reporting business, fines of RMB50,000 to RMB500,000 or criminal liabilities.

Given that the PBOC is a subordinate authority under the State Council, the Management Rules on Credit Agencies enacted by the PBOC is based on the Regulation for the Administration of Credit Reporting Industry, and further details the rules with respect to the administration for credit reporting agencies, including rules to establish, change, deregister a credit reporting agency and the rules for the daily operation of a credit reporting agency.

On January 11, 2021, the PBOC released the Measures for Credit Reporting Business (Draft), or the Credit Reporting Draft for public consultation. The Credit Reporting Draft defines “credit information” as information that “serves the financial and economic activities and is used to determine the credit status of individuals and enterprises, which information includes but not limited to, that related to identities, addresses, transportation, communication, debt, property, payment, consumption, production, and performance of statutory obligations, and information originated from analysis and evaluation of individuals’ and enterprises’ credit status based on the foregoing information”. It applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China as well as activities carried out outside China but targeting Chinese residents. Separately, entities providing “credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to the Credit Reporting Draft. The Credit Reporting Draft provides rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect, compile, store and process credit information by unlawful means, and must not alter original data, (ii) information user shall not abuse credit information, and the credit reporting agencies shall comply with relevant business rules when they provide credit information for credit inquiry, credit evaluation, credit rating and anti-fraud services, (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish an emergency and report system for incidents, (iv) the database of the domestic credit reporting agencies shall be set up in the territory of the PRC, (v) credit reporting agencies shall comply with related laws and regulations when providing credit information to overseas, and (vi) information processors who collaborate with credit reporting agencies shall enter into cooperation agreements and file such cooperation agreements with the PBOC or its provincial counterparts.

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

The Fintech Guidelines, as defined previously, clarify, among other things, internet financial service provider requirements to comply with certain anti-money laundering provisions, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet financial service providers. On October 10, 2018, the PBOC, CBIRC and CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies (i) shall adopt continuous customer identification measures; (ii) shall implement the system for reporting large-value or suspicious transactions; (iii) shall conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) shall properly keep the information, data and materials such as customer identification and transaction reports etc.

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

The State Internet Information Office issued the Administrative Provisions on Mobile Internet App Information Services in June 2016, effective as of August 2016, to demonstrate the regulations of the mobile app information services. Pursuant to such Provisions, a mobile internet app program provider shall strictly implement information security management rules, including, but not limited to (i) verifying a user’s mobile phone number, (ii) establishing and improving the mechanism for the protection of users’ information, and (iii) protecting users’ right to know and to make choices when users are installing or using such apps. Meanwhile, collecting a user’s geographical location information, accessing user’s contact list and activating the camera or recorder of the user’s mobile smart device are prohibited unless it has clearly indicated to the user and the user’s consent has been obtained.

In addition, the Fintech Guidelines require internet financial service providers, including online consumer finance service providers, among other things, to improve technology security standards, and safeguard customer and transaction information; it also prohibits online consumer finance service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

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

The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and is replaced by the 2020 Specification issued by the State Administration for Market Regulation and the Standardization Administration jointly which came into effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization. In addition, according to the 2020 Specification, personal biometric information should be stored separately from personal identity information and in principle, the original personal biometric information should not be stored; besides, it further requires that the privacy policy is to disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the State Administration for Market Regulation and the MIIT jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps. According to the Announcement, from January to December 2019, four authorities abovementioned shall organize the special crackdown against the illegal collection and use of personal information all over the country. App operators shall strictly fulfill their obligations regulated in the Cybersecurity Law when collecting and using personal information, and they shall be responsible for the security of personal information obtained and take effective measures to strengthen personal information protection. The App operators shall, by following the principles of lawfulness, legitimacy and necessity, not collect personal information that is not related to the services provided; when collecting personal information, they shall display the rules for the collection and use of personal information in an easy-to-understand, simple and clear manner, and personal information subjects shall independently choose consents; they shall not force the users to make authorization in the forms of default, bundling, stopping installation and use, etc., and may not collect personal information in violation of laws and regulations or against the agreements with users. It is advocated for App operators to provide users with the options to refuse to receive targeted pushes when they push news, current affairs and advertisements to targeted users.

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

The Draft Data Security Law was released by the NPC in July 2020 for public consultation. The Draft Data Security Law stipulates the measures to support and promote data security and development, to establish and optimize the national data security management system, and to clarify organizations' and individuals' responsibilities in data security. The Draft Data Security Law established a tiered data protection system in terms of their importance to economic development as well as the potential damages to national security, public interests and the legitimate rights of individuals and entities by any illegal data activities. Data categorized as "important data", which was not defined under the Draft Data Security Law but will be determined by local regulators in a form of "important data catalogue", shall be treated with higher level of protection. While it focuses largely on data protection from a national security and sovereignty perspective, and provides mostly generic provisions without specific operational rules and implementing mechanisms, the Draft Data Security Law does require processors of important data to appoint a "data security officer" and a "management department" to take charge of the data security responsibilities. In addition, processors of important data are required to periodically evaluate the risk of its data activities and send risk assessment report to relevant supervising authorities. Separately, entities engaging in "data transaction intermediary services" shall check the resources of data, the identities of parties to the data transactions and shall keep records of such identities and transactions. For data transactions that violate these requirements, the responsible data transaction intermediary can be fined up to 10 times the amount of the illegal income (if any) or up to RMB1 million fine if there is no illegal income and the business licenses or permits of such data transaction intermediary may also be revoked.

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

While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.”

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

Regulations on dividend distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include PRC Company Law, PRC Wholly Foreign-owned Enterprise Law, and Implementation Rules of the PRC Wholly Foreign-owned Enterprise Law , of which the Wholly Foreign-invested Enterprise Law together with its implementation regulations is replaced by 2019 PRC Foreign Investment Law from January 1, 2020. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shanghai Qiyue Information Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our VIEs to make remittance to our wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

The SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. In addition, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

These aforementioned regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Regulations on stock incentive plans

In February 2012, the SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, replacing the previous rules issued by the SAFE in March 2007 and in January 2008. Under such stock option rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with the SAFE or its local branches before exercising rights. If the PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. In May 2018 and November 2019, we adopted the 2018 Share Incentive Plan and the 2019 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2018 Share Incentive Plan and 2019 Share Incentive Plan.” We will also advise the recipients of awards under our 2018 Share Incentive Plan to handle relevant foreign exchange matters in accordance with the 2012 SAFE Notices. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the 2012 SAFE Notices. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

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

Trademarks

PRC Trademark Law was promulgated by the NPC Standing Committee in August 1982 and most recently amended in April 2019, and the Implementation Regulations on the PRC Trademark Law was promulgated by PRC State Council in August 2002 and amended in April 2014. These laws and regulations provide the basic legal framework for the regulations of trademarks in the PRC. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certificate trademarks. The Intellectual Property Office under the State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the country. Trademarks are granted on a term of ten years. Applicants may apply for an extension 12 months prior to the expiration of the 10-year term.

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

The EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2020. In 2020, our WFOE obtained "high and new technology enterprises" status and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2022.

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

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entities of the Company as of December 31,2020:

(1)  Each of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee is wholly owned by Beijing Qibutianxia, whose shareholders are beneficial owners of the shares of our company. Shanghai Financing Guarantee is owned by Beijing Zhongxin Baoxin Technology Co., Ltd. and Beijing Qicaitianxia Technology Co., Ltd., which are in turn wholly owned by Beijing Qibutianxia.

Contractual Arrangements with our VIEs and Their Shareholder

Agreements that provide us with effective control over our VIEs

Powers of Attorney.   Pursuant to the powers of attorney entered into among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, Beijing Qibutianxia would irrevocably authorize our WFOE or any person designated by our WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shanghai Qiyu, including, but not limited to the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by Beijing Qibutianxia in Shanghai Qiyu. The power of attorney will remain effective for the duration of the existence of Beijing Qibutianxia.

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

We are in the process of registering the equity interest pledges described above with the competent office of the State Administration for Industry and Commerce in accordance with the PRC laws.

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

Agreement that allows us to receive economic benefits from our VIEs

Exclusive Consultation and Service Agreements.   Pursuant to the exclusive consultation and service agreement entered into between our WFOE and Shanghai Qiyu, our WFOE will have the exclusive right to provide Shanghai Qiyu with the consulting and technical services required by Shanghai Qiyu’s business. Without our WFOE’s prior written consent, Shanghai Qiyu may not accept any services subject to this agreement from any third party. Shanghai Qiyu will agree to pay our WFOE service fee at the amount which is adjusted at our WFOE’s sole discretion by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. Our WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee Shanghai Qiyu’s performance of its obligations thereunder, Beijing Qibutianxia would pledge its equity interests in Shanghai Qiyu to our WFOE pursuant to the equity interest pledge agreement. Unless our WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for a 10-year cycle unless such renewal was objected to by our WFOE in writing. Shanghai Qiyu may not terminate this agreement unilaterally unless our WFOE commits gross negligence, fraud or other violations of applicable laws or is bankrupt.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements.   Pursuant to the exclusive option agreement entered into among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, Beijing Qibutianxia will irrevocably grant our WFOE an exclusive option to purchase or designate one or more persons to purchase, all or part of its equity interests in Shanghai Qiyu, and Shanghai Qiyu will irrevocably grant our WFOE an exclusive option to purchase all or part of its assets, subject to applicable PRC laws. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Beijing Qibutianxia and Shanghai Qiyu will undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on any of Shanghai Qiyu’s assets (ii) transfer or otherwise dispose of Shanghai Qiyu’s assets, (iii) change Shanghai Qiyu’s registered capital, (iv) amend Shanghai Qiyu’s articles of association, (v) dispose of Shanghai Qiyu’s assets or beneficial interest or (vi) merge Shanghai Qiyu with any other entity. In addition, Beijing Qibutianxia will undertake that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on its equity interests, or transfer or otherwise dispose of its equity interests in Shanghai Qiyu. Unless our WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for in 10-year cycle unless such renewal was objected to by our WFOE in writing. Other parties to this agreement may not terminate this agreement unilaterally.

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

D.          Property, Plant and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of 9,371 square meters as of December 31, 2020. We also lease an area of 2,172 square meters in Hefei, an area of 2,968 square meters in Fuzhou, an area of 2,500 square meters in Shenzhen, an area of 1,150 square meters in Xi’an, and an area of 3,000 square meters in Beijing as of December 31, 2020. The lease term varies from six months to three years. Our servers are primarily hosted at internet data centers owned by 360 Group and located in Beijing and Shanghai. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In October 2020, we established a joint venture company in Shanghai, China through Shanghai Qiyu together Shanghai Changfeng Investment (Group) Co., Ltd., or Changfeng, an independent third party, and Shanghai Jiehu Internet Technology Co., Ltd., or Shanghai Jiehu, one 360 Group entity to develop and build our 360 East-China regional headquarter and the affiliated industrial park. Changfeng, Shanghai Jiehu and we hold 30%, 30% and 40% of the equity interests of the entity, respectively. Since November 2020 and up to March 2021, shareholders of the joint venture company have invested a total of RMB1 billion to acquire land use rights of the parcel of land on which our regional headquarters and affiliated industrial park will stand, of which investment RMB0.4 billion was funded by us.

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

A.          Operating Results

Key Factors Affecting Our Results of Operations

Ability to attract and retain borrowers

Our net revenue grew significantly in 2020 primarily as a result of growth in loan facilitation volume on our platform and adoption of new accounting standard with regard to financial guarantee. In 2020, we facilitated and originated RMB246.8 billion (US$37.8 billion) of loans.

Growth in our business has been primarily driven by the expansion of our borrower base. The number of users with approved credit lines grew from 12.5 million as of December 31, 2018 to 24.7 million as of December 31, 2019 and further to 30.9 million in 2020. We anticipate that our future growth will continue to depend on our ability to attract new users to our platform.

In addition, we believe repeat borrowings by our existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Our repeat borrower contribution was 86.5% for the year ended December 31, 2020. We believe this high repeated borrower contribution is primarily due to our ability to address the credit needs of our targeted borrower cohort, the superior borrower experience on our platform and the competitiveness of loan pricing.

Ability to effectively manage risks

Our ability to effectively segment borrower risk profiles impacts our ability to attract and retain borrowers, as well as our ability to offer funding partners attractive risk-adjusted returns. We have developed and deployed the Argus Engine to conduct fraud detection and risk assessment and to create personalized collection strategy, which will scrutinize the data we collected in a highly automated approach and output credit scores to our Cosmic Cube Pricing Model to price each drawdown. Thanks to the strong machine learning and analyzing capability of our Argus Engine, we can build insight into our prospective borrowers and serve underserved prime and near prime borrowers.

Beginning from the fourth quarter of 2019, the PRC regulatory authorities imposed more stringent requirements on loan collection and stepped up scrutiny of consumer finance platforms’ compliance practice in this regard. We thus purposefully adjusted some of our collection methods to maintain compliance, which led to a lower delinquent loan collection rates in late 2019. To manage the risk associated with the relatively less effective loan collection, we adopted a more conservative approach in conducting risk assessment, borrower acquisition, and reserved more provision for our loan products. In light of the industry-wide negative impact of the COVID-19 pandemic, we further implemented a prudent risk management strategy and enhanced our efforts in loan collection related regulation compliance in early 2020. Such measures enabled us to pass through the challenging macro environment relatively smoothly and consistently delivered solid operating and financial results.

As a result of the strong performance of our Argus Engine and our risk management measures, the M3+ delinquency rate for all loans outstanding was approximately 1.5% as of December 31, 2020. Please see “—Loan Performance Data” below for more data to demonstrate the effectiveness of our risk management.

We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Ability to maintain collaboration with quality funding partners and diversify funding sources

Maintaining a healthy collaboration relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. In 2020, 98.8% of all loans originated and facilitated through our platform were funded by financial institutions. In addition, our ability to collaborate with quality funding partners also impacts our profitability and our ability to provide reasonably priced financing solutions to our borrowers.

We have established cooperative relationships with a wide array of institutional funding partners, and are further diversifying the funding partner pool. As of December 31, 2020, we had entered collaboration agreements with 99 financial institution funding partners.

We have also issued ABS of RMB4.0 billion to further diversify our funding sources as of December 31, 2020. The ABS are listed and traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange.

Ability to optimize our cost structure

Our ability to optimize our cost structure will impact future profitability. We incurred significant expenses following inception as we grew our business. In particular, we have invested significantly in borrower acquisition, IT infrastructure, and research and development, particularly around advanced analytics tools and models. We also adjusted our cost structure from time to time to reflect changing macro environment and our preferred risk exposure. For example, sales and marketing expenses significantly reduced in 2020 as a result of a more conservative customer acquisition strategy and more effective customer acquisition operations.

Continued optimization of our cost structure will depend on our ability to continue improving operational efficiency and maintaining consistent asset quality, while driving solid growth in overall scale.

Loan Performance Data

The following table provides our delinquency rates for all loans (including on- and off-balance-sheet loans) as of December 31, 2018, 2019 and 2020:

Delinquent for more than 90 days
December 31, 2018	0.9%
December 31, 2019	1.3%
December 31, 2020	1.5%

The overall M3+ delinquency rate increased from 1.3% as of December 31, 2019 to 1.5% as of December 31, 2020, primarily due to significant impact of COVID-19 on the asset quality of the loan portfolios in early 2020, despite noticeable improvement in asset quality later in 2020. The M3+ delinquency rate is a backward looking indicator as it reflects asset quality trend 90 days before.

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

The following chart and table display the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated and facilitated through our platform:

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

For these off-balance-sheet loans, we earn service fees, including loan facilitation and post-origination service fees, from funding partners. Additionally, in connection with a portion of such off-balance-sheet loans, we also, either provide no guarantee or partial guarantee services in platform services, or through our subsidiaries with financing guarantee license or third-party guarantee companies or insurance companies, provide certain assurance to funding partners and incur guarantee liabilities accordingly in providing credit driven services, consequently take credit risks because of such guarantee arrangement.

	As of December 31,
	2018		2019		2020
	Outstanding		Outstanding		Outstanding
	Principle Balance	%	Principle Balance	%	Principle Balance	%

	(RMB in millions, except for percentages)
On-balance sheet loan	830	1.9	9,394	13.0	7,893	8.6
through trust and asset management plans	508.4	1.2	9,236.8	12.8	6,606.4	7.2
by our own microcredit companies	321.7	0.7	157.6	0.2	1,286.6	1.4
Off-balance sheet loan	42,247	98.1	62,761	86.6	82,171	89.2
Intelligence Credit Engine	—	—	358	0.4	2,011	2.2
Total	43,077	100.0	72,513	100.0	92,075	100.0

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

The outstanding principle balance of our on-balance-sheet loan decreased in 2020 as a part of our consolidated trusts expired.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue mainly from providing financial services through matching the credit demand of underserved individual lenders with credit supply from our funding partners. The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Credit driven services	4,170,271	93.8	8,013,391	86.9	11,403,675	1,747,690	84.1
Loan facilitation and servicing fees-capital heavy	3,807,242	85.6	6,273,131	68.0	4,596,555	704,453	33.9
Revenue from loan facilitation services	3,058,084	68.8	4,396,300	47.7	3,160,457	484,361	23.3
Revenue from post-origination services	749,158	16.8	1,876,831	20.3	1,436,098	220,092	10.6
Financing income	267,844	6.0	1,309,616	14.2	2,184,180	334,740	16.1
Revenue from releasing of guarantee liabilities	25,169	0.6	285,407	3.1	4,506,935	690,718	33.2
Other services fees	70,016	1.6	145,237	1.6	116,005	17,779	0.9
Platform services	276,747	6.2	1,206,456	13.1	2,160,279	331,077	15.9
Loan facilitation and servicing fees-capital light	58,348	1.3	814,581	8.8	1,826,654	279,947	13.5
Revenue from loan facilitation services	49,549	1.1	672,982	7.3	1,416,715	217,121	10.4
Revenue from post-origination services	8,799	0.2	141,599	1.5	409,939	62,826	3.1
Referral service fees	211,087	4.7	375,551	4.1	265,300	40,659	2.0
Other services fees	7,312	0.2	16,324	0.2	68,325	10,471	0.5
Total net revenue	4,447,018	100.0	9,219,847	100.0	13,563,954	2,078,767	100.0

We divide the loans facilitated and originated from our platform into two categories, namely credit driven services and platform services. In capital-heavy loan facilitation and origination transactions, we either fund on-balance-sheet loans or provide assurance to funding partners for off-balance-sheet loans, through our subsidiaries with financing guarantee license or third-party guarantee companies or insurance companies, consequently take credit risk because of the on-balance-sheet lending or the guarantee arrangement. By revenue nature, service fee income from off-balance-sheet loans is recorded as loan facilitation and servicing fees-capital heavy, income from our on-balance-sheet lending is recorded as financing income.

On the other hand, in providing platform services, we either refer borrowers to our funding partners, assist them with credit assessment, credit management and collection, and charge loan facilitation and servicing fees accordingly—which we refer to as capital light model of loan facilitation—or refer borrowers to certain online lending marketplaces and earn referral fees.

Here below we further elaborate the nature of each revenue stream.

Loan facilitation and servicing fee revenues.   For each off-balance-sheet loan facilitated through our platform, we charge an overall fee at a certain percentage of loan principal. Starting from 2018, to follow the regulation change, particularly Circular 141 which came into effect in December 2017, we started to charge service fees directly from our funding partners based on the contractual agreements. Loan facilitation and service fees consist of revenues derived from both credit driven services and platform services.

Financing income.   We generate financing income from on-balance-sheet loans, which include loans from our funding partners but disbursed indirectly to borrowers through our consolidated trusts and asset management plans, as well as loans funded by our own microcredit company.

Revenue from releasing of guarantee liabilities.   We provide a guarantee service to our institutional funding partners on the off-balance-sheet loans facilitated through our platform under the credit driven services. Prior to 2020, guarantee liabilities were reduced by repayments and only the remaining balance at the expiry of the guarantee term was recognized as revenues from guarantee services. With the adoption of new accounting standard in 2020, we recognized the stand-ready guarantee liability on a gross basis and amortize the entire amount into “revenue from releasing of guarantee liabilities” over the term of the guarantee. See “Critical Accounting Policies—Guarantee Liabilities” for more details.

Referral service income.   We provide referral services to other platforms by referring the borrowers to them who have not passed our credit assessment. We provide referral services to the funding partners also through our ICE model, by matching the borrowers and the funding partners.

Cost and expenses

The table below sets forth our operating costs and expenses in absolute amounts and as a percentage of our total revenue for the periods indicated.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Facilitation, origination and servicing	666,067	15.0	1,083,372	11.8	1,600,564	245,297	11.8
Funding costs	71,617	1.6	344,999	3.7	595,623	91,283	4.4
Sales and marketing	1,321,950	29.7	2,851,519	30.9	1,079,494	165,440	8.0
General and administrative	560,702	12.6	428,189	4.6	455,952	69,878	3.4
Provision for loans receivable	44,474	1.0	486,991	5.3	698,701	107,081	5.2
Provision for financial assets receivable	53,989	1.2	166,176	1.8	312,058	47,825	2.3
Provision for accounts receivable and contract assets	83,707	1.9	230,280	2.5	237,277	36,364	1.7
Provision for contingent liabilities	—	—	—	—	4,794,127	734,732	35.3
Expense on guarantee liabilities	—	—	734,730	8.0	—	—	—
Total cost of revenues	2,802,506	63.0	6,326,256	68.6	9,773,796	1,497,900	72.1

Here below we further elaborate the nature of each item of our costs and expenses.

Facilitation, origination and servicing.    Facilitation, origination and servicing expenses represent the costs incurred to facilitate, originate and service loans through our platform, including both off-balance-sheet loans where we earn loan facilitation service fees and post-origination service fees, as well as on-balance-sheet loans where we earn financing income.

It mainly includes (i) salary and benefit expense for personnel working in origination, credit assessment, and servicing functions, (ii) credit search expense, (iii) collection expense, (iv) payment transaction expense, and (v) expenses related to communications to borrowers.

As a general trend, expenses related to credit search, collection, and payment transaction all change in proportion to the change of loan facilitation and origination volume or the number of loan applications on our platform; expenses related to communications to borrowers relate to the number of registered users that we have granted credit lines.

Sales and marketing.   Sales and marketing expenses include advertising and marketing related expenses to promote our brands and attract users to our platform, as well as salaries and benefits expenses related to our sales and marketing personnel.

Advertising and marketing related expenses, particularly those used to attract users to our platform, is largely a discretionary cost item. It is adjusted in light of our overall growth strategy and prediction of the overall credit environment in the market based on judgement on our risk assessment ability, and funding capacity from our funding partners. We consider it as an investment for future business growth.

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

Expense on guarantee liabilities.   Before the adoption of ASC 326 on January 1, 2020, we evaluate and adjust the probable loss in excess of stand-ready liability related to our guarantee service due to the re-measurement of the expected default rates of the underlying outstanding off-balance-sheet loans. We incur expenses on guarantee liabilities only if we believe the previous evaluation of the liabilities is not sufficient based on the situation at the time we record such expenses, whereas we do not reduce our guarantee liabilities if we believe our previous evaluation is sufficient or more than our current estimate of the guarantee liabilities.

Share-based compensation.   In 2018, 2019 and 2020, we granted options and restricted shares to our employees to reward their historical contribution to our development, a large portion of which became vested upon grant. Share-based compensation expenses were allocated to our expense items for the years indicated as follows:

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Facilitation origination and servicing	150,177	24.7	55,601	22.2	72,192	11,064	24.0
Sales and marketing expenses	15,700	2.6	6,805	2.7	8,164	1,251	2.7
General and administrative expenses	441,504	72.7	188,022	75.1	220,805	33,840	73.3
Total	607,381	100.0	250,428	100.0	301,161	46,155	100.0

Provisions

We record the below four types of provisions related to our loan products. Provision for loan receivables relates to the loans on our balance sheet, provision for accounts receivable and contact assets relates to our facilitation service, and provision for financial assets receivable and provision for contingent liabilities relate to the guarantee services for some of our off-balance-sheet loans.

Provision for loans receivable.   We evaluate the creditworthiness and collectability of loan on our balance sheet on a pooled basis. The provision for loans receivable is an assessment performed on a portfolio basis and factors such as delinquency rate, size, and other risk characteristics of the portfolio.

Provision for financial assets receivable.    We recognize financial assets receivable at the inception of the off-balance-sheet loans facilitated through our platform if we provide assurance of repayments to our funding partners. We recognize financial assets receivable equal to the stand-ready liability recorded at fair value and consider what premium would be required by us to issue the same guarantee service in a standalone arm’s length transaction. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the funding partners. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable.

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

Provision for contingent liabilities.    We recognize a contingent guarantee liability with an allowance for credit losses under the current expected credit loss model, or the CECL model, at the inception of the guarantee due to our adoption of ASC 326, Financial Instruments-Credit Losses. See "Critical Accounting Policies-Guarantee liabilities and financial assets receivable" for details. The contingent guarantee is reduced by payouts made by the company to compensate the funding partners upon borrowers' default. We evaluate and adjust allowance for credit losses on a quarterly basis or more often as necessary.

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

The consolidated trusts are subject to VAT at the rate of 3%, while our other entities are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. The EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2020. In November 2020, our WFOE obtained “high and new technology enterprises” status and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2022. In August 2019, one of our subsidiaries benefited from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables of the subsidiary could be further reduced as it is located in an autonomous region of China.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

We intend to indefinitely reinvest all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiaries distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future.

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

In 2017, the service fees were collected from the borrowers on a monthly basis through the loan period. Starting from January 2018, to stay in compliance with regulatory requirements, particularly Circular 141 which came into effect in December 2017, we started to charge service fees directly from our funding partners based on the contractual agreements. In 2019, we started cooperating with insurance companies to provide guarantee for the loans between the borrowers and institutional funding partners. We charged guarantee fees to the borrower, including insurance premium collected on behalf of the insurance company.

For off-balance capital heavy loans, we enjoy a fixed rate of service fees and for capital light loans, the service fee rate we are entitled to is subject to adjustment based on the actual default rate of the underlying loans.

Under the off-balance capital heavy loans, we also provide a guarantee service to its institutional funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from us. Given that we effectively take on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). Under the capital light model, we either provide no guarantee or partial guarantee service. Under the partial guarantee scenario, we agree with each institutional funding partner a fixed upper limit of guarantee amount that we are liable for. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the institutional funding partner.

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract’
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine that both the institutional funding partners and the borrowers are our customers because they both receive services provided by us pursuant to the contractual terms among us, the borrowers and the institutional funding partners. For each loan facilitated on the platform, we consider the loan facilitation service, post origination service and guarantee service (not applicable for arrangements where we do not provide guarantee service) as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once we are released from the underlying risk. Starting from 2020, we recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to “revenue from releasing of guarantee liabilities” over the term of the guarantee (see accounting policy for Guarantee Liabilities).

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

For each type of service, we recognize revenue when (or as) we satisfy the service/ performance obligation by transferring the promised service (that is, an asset) to customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the institutional funding partners. Revenues from guarantee services are recognized through performance of the guarantees (by making payment for defaults) or at the expiry of the guarantee term. Starting from 2020, we recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to "revenue from releasing of guarantee liabilities" over the term of the guarantee.

For loans facilitated through our consolidated trusts and asset management plans, and Fuzhou Microcredit in which we recognize the loans on the balance sheet, we recognized revenue under ‘financing income’ the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.

Allowance for credit losses

On January 1, 2020, we adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss, or the “CECL” model).

Financial assets subject to the CECL model mainly include loans receivable, accounts receivable, contract assets and financial assets receivable. Allowances for these financial assets are driven by estimated default rate of underlying loans. We do not assign internal risk ratings to loans facilitated as they are of small balance and homogeneous. We estimate the default rate of loans on a pool basis by taking into consideration the overall trend of historical delinquency rate and collection rate, correlated industrial and macro-economic factors, and other information deemed relevant in assessing future performance of the loan portfolio. We monitor the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible. Other than that, there are no specific credit quality indicators that we use to estimate the default rate of the loan portfolio.

The adoption of CECL model does not change the Group’s method used to estimate loan losses. The allowance for loans receivable is calculated based on estimated default rate of loans facilitated through the consolidated trusts or Fuzhou Microcredit. The allowance for accounts receivable, contract assets and financial assets receivable is assessed in accordance with the estimated default rate of the underlying off-balance loans facilitated. Since the allowance is recorded at loan inception based on the estimated collectability over the entire loan tenure and adjusted in each subsequent reporting period based on update of relevant information, the adoption of the CECL model does not have material impact on the timing and amount of allowance recognized for these financial assets.

Other financial receivables subject to the CECL model mainly include security deposit prepaid to third party guarantee companies, funds receivable from third party payment service providers, receivables from related parties not under common control with us, fees receivable from funding partners and security deposits paid to insurance companies, which are of short term and show no historical default record. The Group determines no allowance is needed for these receivables.

The adoption of ASC 326 also requires us to record financial guarantee on a gross basis. As such, we recognized a separate contingent guarantee liability with an allowance for credit losses following the CECL model at the inception of loans facilitated with guarantee services provided (see accounting policy for Guarantee liabilities and financial assets receivable). The allowance is an estimate of future net-payout by us upon borrowers’ default, which is ultimately based on the same estimated default rate of loans facilitated as discussed above.

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

From February 2018, to follow the recent regulation change, particularly Circular 141 which came into effect in December 2017, we have been switching to a guarantee company model under which third-party licensed vendors including financing guarantee companies and insurance companies directly provide guarantee service to the funding partners. Under the cooperation with financing guarantee companies, these guarantee companies initially reimburses the loan principal and interest to funding partners upon borrowers’ default. Although we do not have direct contractual obligation to the funding partners for defaulted principal and interest, we provide back-to-back guarantee to the licensed guarantee companies. As agreed in the back-to-back guarantee contract, we would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Under the cooperation with insurance companies, the Company is obligated to provide funding in the form of security deposit with the insurance companies which is used to compensate the institutional funding partners for borrowers’ default. Given that we effectively take on all of the credit risk of the borrowers, we recognize a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460.

Under capital light model, in the condition of no guarantee service provided, we do not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the year ended December 31 2019 and 2020.

At the inception of each loan, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan‘s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand ready liability upon expiration of the underlying loan, we record a corresponding amount as “Revenue from releasing of guarantee liabilities“ in the combined and consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of expense on guarantee liabilities in the combined and consolidated statement of comprehensive income. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

On January 1, 2020, we adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, we will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by us to compensate the investors upon borrowers’ default. Allowance for credit losses under CECL model was included in “Provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out. Upon adoption, we recognized the cumulative effect of approximately RMB1.43 billion as a decrease to the opening balances of retained earnings, as of January 1, 2020, after net of tax effect.

As of December 31, 2019 and 2020, the contractual amounts of the outstanding loans subject to guarantee by us were estimated to be RMB47,190 million and RMB55,602 million (US$8,521 million), respectively. The approximate term of guarantee compensation service ranged from one month to 24 months, as of December 31, 2019 and 2020. As of December 31, 2019 and 2020, the contractual amounts of the outstanding loans not subject to guarantee by us were estimated to be RMB4,003 million and RMB7,691 million, respectively

Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by us to issue the same guarantee service in a standalone arm’s length transaction.

The fair value recognized at loan inception is estimated using a discounted cash flow model based on expected net payouts by incorporating a markup margin. We estimate our expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fees payment from the borrowers. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the combined and consolidated income statement. About adoption of ASC 326, see accounting policy of “Allowance for credit losses”.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on its combined and consolidated balance sheet and under other expenses in its combined and consolidated statement of comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

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

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue
Credit driven services	4,170,271	93.8	8,013,391	86.9	11,403,675	1,747,690	84.1
Loan facilitation and servicing fees-capital heavy	3,807,242	85.6	6,273,131	68.0	4,596,555	704,453	33.9
Financing income	267,844	6.0	1,309,616	14.2	2,184,180	334,740	16.1
Revenue from releasing of guarantee liabilities	25,169	0.6	285,407	3.1	4,506,935	690,718	33.2
Other services fees	70,016	1.6	145,237	1.6	116,005	17,779	0.9
Platform services	276,747	6.2	1,206,456	13.1	2,160,279	331,077	15.9
Loan facilitation and servicing fees-capital light	58,348	1.3	814,581	8.8	1,826,654	279,947	13.5
Referral services fees	211,087	4.7	375,551	4.1	265,300	40,659	2.0
Other services fees	7,312	0.2	16,324	0.2	68,325	10,471	0.5
Total net revenue	4,447,018	100.0	9,219,847	100.0	13,563,954	2,078,767	100.0
Operating costs and expenses(1)
Facilitation, origination and servicing	666,067	15.0	1,083,372	11.8	1,600,564	245,297	11.8
Funding costs	71,617	1.6	344,999	3.7	595,623	91,283	4.4
Sales and marketing	1,321,950	29.7	2,851,519	30.9	1,079,494	165,440	8.0
General and administrative	560,702	12.6	428,189	4.6	455,952	69,878	3.4
Provision for loans receivable	44,474	1.0	486,991	5.3	698,701	107,081	5.2
Provision for financial assets receivable	53,989	1.2	166,176	1.8	312,058	47,825	2.3
Provision for accounts receivable and contract assets	83,707	1.9	230,280	2.5	237,277	36,364	1.7
Provision for contingent liabilities	—	—	—	—	4,794,127	734,732	35.3
Expense on guarantee liabilities	—	—	734,730	8.0	—	—	—
Total operating costs and expenses	2,802,506	63.0	6,326,256	68.6	9,773,796	1,497,900	72.1
Income from operations	1,644,512	37.0	2,893,591	31.4	3,790,158	580,867	27.9
Interest income(expense), net	10,026	0.2	(41,707)	(0.5)	77,169	11,827	0.6
Foreign exchange loss	(2,563)	(0.1)	(24,875)	(0.3)	101,534	15,561	0.7
Other income, net	7,696	0.2	140,278	1.5	112,884	17,300	0.8
Income before income tax expense	1,659,671	37.3	2,967,287	32.2	4,081,745	625,555	30.1
Income tax expense	(466,360)	(10.5)	(465,983)	(5.1)	(586,036)	(89,814)	(4.3)
Net income	1,193,311	26.8	2,501,304	27.1	3,495,709	535,741	25.8
Net loss attributable to noncontrolling interests	—	—	291	0.0	897	137	0.0
Deemed dividend	(3,097,733)	(69.7)	—	—	—	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(1,904,422)	(42.8)	2,501,595	27.1	3,496,606	535,878	25.8

(1)	Share-based compensation expenses were allocated as follows:

	Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Facilitation origination and servicing	150,177	55,601	72,192	11,064
Sales and marketing expenses	15,700	6,805	8,164	1,251
General and administrative expenses	441,504	188,022	220,805	33,840
Total	607,381	250,428	301,161	46,155

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Net revenue

Our revenue increased by 47.1% from RMB9,220 million in 2019 to RMB13,564 million (US$2,079 million) in 2020 as the result of the rapid expansion of our online consumer finance business. Within our total revenue, the amount derived from credit-driven services increased by 42.3% from RMB8,013 million to RMB11,404 million (US$1,748 million), and the amount derived from platform services grew even faster by 79% from RMB1,206 million to RMB2,160 million (US$331 million).

●	Loan facilitation and servicing fee revenues. Loan facilitation and servicing fee revenues decreased under the credit-driven services from RMB6,273 million in 2019 to RMB4,597 million (US$704 million) in 2020. The decrease was primarily due to lower average interest rates of the loans, a decrease in facilitation volume under a capital-heavy model, and the impact from early repayment since late 2019. Loan facilitation and servicing fee revenues increased under the platform services from RMB815 million in 2019 to RMB1,827 million (US$280 million) in 2020. The increase was primarily due to growth in loan facilitation volume under capital-light model. In 2020, loans under the capital-light model accounted for 26% of total loan facilitation and origination volume, an increase from 14% in 2019. The increase in the loan facilitation volume was primarily driven by the increase in the number of users with approved credit lines on our platform from approximately 24.7 million as of December 31, 2019 to approximately 29.3 million as of December 31, 2020.
●	Financing income. Financing income increased from RMB1,310 million in 2019 to RMB2,184 million (US$335 million) in 2020. The increase of financing income was mainly due to the increase in on-balance sheet loans.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities increased from RMB285 million in 2019 to RMB4,507 million (US$691 million) in 2020. This increase was primarily attributable to the change of accounting standards at the beginning of 2020.
●	Referral services fees. Referral services fees decreased from RMB376 million in 2019 to RMB265 million (US$41 million) in 2020 primarily due to a decrease in volume of referral business, partially offset by a larger contribution from ICE in late 2020.
Operating costs and expenses

Operating costs and expenses increased from RMB6,326 million for 2019 to RMB9,774 million (US$1,498 million) for 2020 to support the rapid growth of our business.

Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB1,083 million in 2019 to RMB1,601 million (US$245 million) in 2020, primarily due to (i) salaries and benefit costs of RMB184 million (US$28 million) as a result of headcount increase, and (ii) collection fee of RMB257 million (US$39 million) as we proactively expanded our collection operations early in 2020.

Sales and marketing. Sales and marketing expenses decreased substantially from RMB2,852 million in 2019 to RMB1,079 million (US$165 million) in 2020, primarily attributable to a decrease of RMB1,866 million (US$286 million) in advertising and marketing-related expenses as a result of more conservative customer acquisition strategy and more effective customer acquisition operations.

General and administrative. General and administrative expenses increased from RMB428 million in 2019 to RMB456 million (US$70 million) in 2020 primarily due to an increase of RMB33 million (US$5 million) in share-based compensation expenses, partially offset by our continued efforts to improve operational efficiency.

Funding cost. Funding cost increased significantly from RMB345 million in 2019 to RMB596 million (US$91 million) in 2020. The increase of funding cost was mainly due to the growth in on-balance-sheet loans funded by ABS and the trust.

Provision for loans receivable. Provision for loans receivable increased from RMB487 million in 2019 to RMB699 million (US$107 million) in 2020 primarily due to growth in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable. Provision for financial assets receivable increased from RMB166 million in 2019 to RMB312 million (US$48 million) in 2020. The increase was primarily attributable to higher projected default rates in 2020 with COVID-19 impact early in the year.

Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets increased from RMB230 million in 2019 to RMB237 million (US$36 million) in 2020. The increase was primarily attributable to growth in loan facilitation volume under a capital-light model, partially offset by improving asset quality.

Provision for contingent liability. Provision for contingent liability was RMB4,794 million (US$734.7 million), compared to nil in 2019. The change resulted from the new accounting standards taking effect in 2020.

Expense on guarantee liabilities. Expenses on guarantee liabilities was RMB735 million in 2019, compared to nil in 2020, as a result of the new accounting standard taking effect in 2020.

Interest income (expense)

Interest income was RMB77 million (US$12 million) in 2020, compared to interest expense of RMB42 million in 2019, mainly because of the increase in net interest earned from bank deposits.

Other income, net

Other income increased from RMB140 million in 2019 to RMB113 million (US$17 million) in 2020, mainly due to the decrease of government grants.

Income tax expense

Income tax expense was RMB586 million (US$90 million) in 2020, compared to RMB466 million in 2019. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 13.4% in 2020, compared to 14.5% in 2019.

Net income

Net income was RMB3,496 million (US$536 million) in 2020, compared to a net income of RMB2,501 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenue

Our revenue increased by 107.3% from RMB4,447 million in 2018 to RMB9,220 million in 2019 as the result of the rapid expansion of our online consumer finance business. Within our total revenue, the amount derived from credit-driven services increased by 92.2% from RMB4,170 million to RMB8,013 million, and the amount derived from platform services grew even faster from RMB277 million to RMB1,206 million.

●	Loan facilitation and servicing fee revenues. Loan facilitation and servicing fee revenues increased substantially either under the credit-driven services or the platform services, with the former from RMB3,807 million in 2018 to RMB6,273 million in 2019 and the latter from RMB58 million in 2018 to RMB815 million in 2019. This increase reflects the rapid growth of the loans facilitated through our platform, particularly those under our capital-light model. In the fourth quarter of 2019, loans under the capital-light model accounted for 22.0% of total loan facilitation and origination volumes, a significant increase from 0.8% in the first quarter of 2019. The increase in the loan facilitation volume was in turn primarily driven by the increase in the number of users with approved credit lines on our platform from approximately 12.5 million as of December 31, 2018 to approximately 24.7 million as of December 31, 2019.
●	Financing income. Financing income increased from RMB267.8 million in 2018 to RMB1,310 million in 2019. The increase of financing income was mainly due to an increase in loan volume through the consolidated trusts.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities increased from RMB25 million in 2018 to RMB285 million. This increase was primarily attributable to the release of service margin allocated for guarantee services which increased as loan volume under guarantee increased.
●	Referral services fees. Referral services fees increased from RMB211 million in 2018 to RMB376 million primarily due to an increase in customer acquisition and the efficiency of referring borrowers to other platforms improved.

Operating costs and expenses

Operating costs and expenses increased substantially from RMB2,803 million for 2018 to RMB6,326 million for 2019 to support the rapid growth of our business.

Facilitation, origination and servicing. Facilitation, origination and servicing costs increased substantially from RMB666 million in 2018 to RMB1,083 million in 2019, primarily due to the significant increase in (1) salaries and benefit costs of RMB155 million as a result of headcount increase, and (2) payment transaction cost and credit search fee and collection fee of RMB271 million as the loan facilitation and origination volume grew, and partially offset by (3) the decrease in share-based compensation expenses of RMB95 million.

Sales and marketing. Sales and marketing expenses increased substantially from RMB1,322 million in 2018 to RMB2,852 million in 2019, primarily attributable to an increase of RMB1,472 million in advertising and marketing-related expenses.

General and administrative. General and administrative expenses decreased from RMB561 million in 2018 to RMB428 million in 2019. The decrease was primarily attributable to a decrease of RMB254 million in share-based compensation expenses, partially offset by the increase of RMB40 million in rentals and professional fees.

Funding cost. Funding cost increased significantly from RMB72 million in 2018 to RMB345 million in 2019. The increase of funding cost was mainly due to the increase in our on-balance-sheet loans.

Provision for loans receivable. Provision for loans receivable increased from RMB45 million in 2018 to RMB487 million in 2019. The increase was primarily attributable to the increase in loan volume through the consolidated trusts in 2019.

Provision for financial assets receivable. Provision for financial assets receivable increased from RMB54 million in 2018 to RMB166 million in 2019. The increase was primarily attributable to the increase in loan facilitation volume in 2019.

Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets increased from RMB84 million in 2018 to RMB230 million in 2019. The increase was primarily attributable to the increase in loan facilitation volume in 2019.

Expense on guarantee liabilities. During the fourth quarter of 2019, due to the volatility of the industry which negatively affected our asset quality and the expected default rates, we accrued additional expense on guarantee liabilities of RMB735 million to ensure the sufficiency of our reserve coverage.

Interest income (expense)

Interest expense was RMB42 million in 2019, as a result of the interest paid on short-term loans, compared to interest income of RMB10 million in 2018.

Other income, net

Other income increased from RMB8 million in 2018 to RMB140 million in 2019, mainly due to the government grants received of RMB128 million.

Income tax expense

Income tax expense was RMB466 million and RMB466 million in 2018 and 2019, respectively. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 14.5% in 2019, compared to 20.6% in 2018. Such decrease reflects the effect of the preferential tax treatment we received in 2019.

Net income

Net income was RMB2,501 million in 2019, compared to a net income of RMB1,193 million in 2018.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2018, 2019 and 2020. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report.

	Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Current assets:
Cash and cash equivalents	1,445,802	2,108,123	4,418,416	677,152
Restricted cash	567,794	1,727,727	2,355,850	361,050
Security deposit prepaid to third-party guarantee companies	795,700	932,983	915,144	140,252
Accounts receivable and contract assets, net	1,791,745	2,332,364	2,394,528	366,977
Financial assets receivable, net	1,193,621	1,912,554	3,565,482	546,434
Loans receivable, net	811,433	9,239,565	7,500,629	1,149,522
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	—	19,508	307,937	47,193
Financial assets receivable, net-noncurrent	—	59,270	645,326	98,901
Loans receivable, net-noncurrent	—	—	87,685	13,438
Current liabilities:
Payable to investors of the consolidated trusts-current	300,341	4,423,717	3,117,634	477,798
Guarantee liabilities-stand ready	1,399,174	2,212,125	4,173,497	639,616
Guarantee liabilities-contingent	—	734,730	3,543,454	543,058
Non-current liabilities:
Payable to investors of the consolidated trusts-noncurrent	—	3,442,500	1,468,890	225,117

Cash and cash equivalents

Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Our cash and cash equivalents increased from RMB2,108 million as of December 31, 2019 to RMB4,418 million (US$677 million) as of December 31, 2020, due to an increase in cash inflow from operating activities.

Restricted cash

Restricted cash mainly represents security deposits related to our loan facilitation services and cash held by our consolidated trusts and asset management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements. The trust has a maximum operating period of two years. The cash in the trust is not available to fund our general liquidity needs.

Our restricted cash increased from RMB1,728 million as of December 31, 2019 to RMB2,356 million (US$361 million) as of December 31, 2020, primarily due to an increase of security deposits set aside for certain funding partners in case of borrowers’ defaults as a result of increased loan balance.

Security deposits prepaid to third-party guarantee companies

In 2019, we engaged with third-party licensed guarantee companies to provide assurance to some funding partners, and sometimes we prepay an amount as back-to-back guarantee to these guarantee companies. Such prepayment in the deposit account under the guarantee company’s name is recorded under this account. Our security deposit prepaid to third-party guarantee companies is RMB915 million (US$140 million) as of December 31, 2020.

Accounts receivable and contract assets, net

Accounts receivable and contract assets increased from RMB2,352 million as of December 31, 2019 to RMB2,702 million (US$414 million) as of December 31, 2020, net of allowance of RMB192 million and RMB256 million (US$39 million), respectively, mainly due to the increase in our loan facilitation volume.

Financial assets receivable, net

Financial assets receivable increased from RMB1,972 million as of December 31, 2019 to RMB4,211 million (US$645 million) as of December 31, 2020, net of allowance of RMB171 million and RMB391 million (US$60 million), respectively, mainly due to higher projected default rates in 2020 as a result of the impact of the COVID-19 pandemic, especially in early 2020.

Loans receivable, net

Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts and asset management plans, as well as loans originated by Fuzhou Microcredit.

Loans receivable decreased from RMB9,240 million as of December 31, 2019 to RMB7,588 million (US$1,163 million) as of December 31, 2020, mainly due to the decrease in our outstanding on-balance-sheet loans balance.

Payable to investors of the consolidated trusts

Some funding partners require us to disburse loans indirectly to borrowers through our consolidated trusts and asset management plans. Payable to investors of the consolidated trusts without recourse to us represents the investment returns these funding partners require to be paid, and it decreased from RMB7,866 million as of December 31, 2019 to RMB4,587 million (US$703 million) as of December 31, 2020, mainly due to the fact that a part of our consolidated trusts expired.

Guarantee liabilities

Guarantee liabilities increased from RMB2,947 million as of December 31, 2019 to RMB7,717 million (US$1,183 million) as of December 31, 2020 mainly due to the result of the new accounting standards taking effect in 2020.

B.           Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Summary Combined and Consolidated Cash Flow Data
Net cash provided by operating activities	285,116	2,973,075	5,325,810	816,216
Net cash provided by/(used in) investing activities	327,649	(8,860,441)	892,770	136,823
Net cash provided by/(used in) financing activities	457,430	7,707,858	(3,282,400)	(503,050)
Net increase in cash and cash equivalents	1,057,167	1,822,254	2,938,416	450,332
Cash, cash equivalents, and restricted cash at the beginning of year/period	956,429	2,013,596	3,835,850	587,870
Cash, cash equivalents, and restricted cash at the end of year/period	2,013,596	3,835,850	6,774,266	1,038,202

Operating activities

Net cash provided by operating activities was RMB5,326 million (US$816 million) in 2020. The difference between net cash provided by operating activities and the net income of RMB3,496 million (US$536 million) mainly resulted from (i) adding back non-cash item share-based compensation of RMB301 million(US$46 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB1,248 million(US$191 million) and (iii) adding back non-cash item provision for contingent liabilities of RMB4,794 million(US$735 million), partially offset by (iv) additional RMB4,448 million(US$682 million) used for working capital. The change in cash used in working capital was mainly a result of a RMB513 million(US$79 million) increase in accounts receivable and contract assets, a RMB2,465 million (US$378 million) increase in financial assets receivables, and a RMB1,913 million(US$293 million) increase in guarantee liabilities, and was partially offset by RMB171 million (US$26 million) increase in income tax payable. The increase of these working capital items was the result of our rapid expansion of business.

Net cash provided by operating activities was RMB2,973 million in 2019. The difference between net cash provided by operating activities and the net income of RMB2,501 million mainly resulted from (i) adding back non-cash item share-based compensation of RMB250 million, and (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB883 million, partially offset by (iii) additional RMB670 million used for working capital. The change in cash used in working capital was mainly a result of a RMB755 million increase in accounts receivable and contract assets, a RMB929 million increase in financial assets receivables, a RMB536 million increase in prepaid expenses and other assets, a RMB137 million increase in security deposit prepaid to third-party guarantee companies, and a RMB713 million increase in deferred tax, and was partially offset by a RMB1,548 million increase in guarantee liabilities, a RMB624 million increase in income tax payable, and a RMB207 million increase in accrued expenses and other current liabilities. The increase of these working capital items was the result of our rapid expansion of business.

Net cash provided by operating activities was RMB285 million in 2018. The difference between net cash provided by operating activities and the net income of RMB1,193 million mainly resulted from (i) additional RMB1,702 million used in working capital, partially offset by (ii) adding back non-cash item share-based compensation of RMB607 million, and (iii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB182 million. The change in cash used in working capital was mainly a result of a RMB1,536 million increase in accounts receivable and contract assets, a RMB972 million increase in financial assets receivables, and a RMB796 million increase in security deposit prepaid to third-party guarantee companies, and was partially offset by a RMB1,098 million increase in guarantee liabilities and the increase of RMB317 million in income tax payable. The increase of these working capital items was the result of our rapid expansion of business.

Investing activities

Net cash provided by investing activities was RMB893 million (US$137 million) in 2020, which was primarily attributable to investment in loans receivable of RMB38,720 million (US$5,934 million), partially offset by the collection of investment in loans receivable of RMB39,629 million(US$6,073 million). The net inflow of loans investment was mainly the result of our on-balance-sheet collection.

Net cash used in investing activities was RMB8,860 million in 2019, which was primarily attributable to the investment in loans receivable of RMB26,339 million, partially offset by the collection of investment in loans receivable of RMB17,504 million. The net outflow of loans investment was mainly the result of our growing on-balance-sheet lending.

Net cash provided by investing activities was RMB328 million in 2018, which was primarily attributable to the collection of loans receivable of RMB5,280 million, partially offset by the increase of loans receivable of RMB4,943 million. The net inflow of loans collection was mainly because there were more trusts matured than the new trusts formed in 2018.

Financing activities

Net cash used in financing activities was RMB3,282 million (US$503 million) in 2020, which was primarily attributable to cash paid to investors of the consolidated trusts of RMB6,360 million (US$975 million), RMB3,092 million (US$474 million) cash received from investors of the consolidated trusts, and RMB187 million (US$29 million) received from short-term loans, partially offset by RMB200 million (US$31 million) repaid for short-term loans.

Net cash provided by financing activities was RMB7,708 million in 2019, which was primarily attributable to cash received from investors of the consolidated trusts of RMB8,360 million, and RMB1,700 million received from short-term loans, partially offset by RMB1,500 million repaid for short-term loans.

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

Capital Expenditures

We incurred capital expenditures of RMB8.6 million, RMB25.6 million and RMB15.3 million (US$2.3 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2021 are expected to be approximately RMB19.8 million (US$3.0 million), consisting primarily of expenditures related to the expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

Holding Company Structure

360 DigiTech, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our variable interest entities and their subsidiaries in China. As a result, 360 DigiTech, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

Payment Due by Period
		Less			More
		than	1 - 3	3 - 5	than
	Total	1 year	Years	Years	5 years

(RMB in thousands)
Operating Leases Obligations	46,547	32,255	14,292	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2020 were RMB29.0 million (US$4.4 million).

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.          Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongyi Zhou	50	Chairman of the Board of Directors
Wei Liu	43	Vice Chairman of the Board of Directors
Haisheng Wu	38	Chief Executive Officer and Director
Eric Xiaohuan Chen	39	Director
Dan Zhao	41	Director
Gang Xiao	45	Independent Director
Yongjin Fu	50	Independent Director
Andrew Y Yan	63	Independent Director
Alex Xu	52	Director and Chief Financial Officer
Zhiqiang He	38	Senior Vice President
Yan Zheng	33	Chief Risk Officer

Mr. Hongyi Zhou has served as our director from our inception and in addition as our chairman of the board of directors since September 2018. Mr. Zhou has 20 years of managerial and operational experience in China’s internet industry. Mr. Zhou co-founded the Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) and has been serving as the chairman of the board of Qihoo 360 Technology Co. Ltd. and the successor of its business, 360 Group. Since February 2018, Mr. Zhou has been serving as the chairman of the board of directors of 360 Security Technology Inc (SH: 601360). Prior to founding Qihoo 360 Technology Co., Ltd., Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small to medium-sized software companies in sourcing funding to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company engaged in internet search and online marketing business in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software and his master’s degree in system engineering from Xi’an Jiaotong University in 1992 and 1995, respectively.

Mr. Wei Liu has served as our director since September 2018 and the vice chairman of our board of directors since March 27, 2020. He currently is also serving as the chairman of the board of directors of Beijing Qibutianxia Technology Co., Ltd. From 2018 to 2020, Mr. Liu worked with 360 Group as senior vice president. Between 2015 and 2018, Mr. Liu served as chairman and CEO of Beijing Qibutianxia Technology Co., Ltd., an affiliate of 360 Group. During this period, he, together with our current management team, co-built and developed the Company’s business. From 2014 to 2015, Mr. Liu worked with 360 Group as a vice president. Prior to joining 360 Group, Mr. Liu worked with Ping An Ventures, a venture capital fund under Ping An Insurance (Group) Company of China, Ltd., as the general manager from 2011 to 2014. From 2008 to 2011, Mr. Liu worked with the investment department of Shengda Group as an investment director. Prior to that, Mr. Liu worked with the investment department of Fosun Capital as an investment director. Mr. Liu received his bachelor’s degree in international trade from Shanghai University of International Business and Economics in 2000.

Mr. Haisheng Wu served as our chief executive officer and our director since August 2019. Before that, Mr. Wu had served as our president since our inception. Mr. Wu has also been a director of Beijing Qibutianxia Technology Co., Ltd. since April 2020. Before working on the establishment of our business, Mr. Wu worked as a product director at the 360 Group start page department from March 2011, in charge of 360 Start Page, 360kan and 360 Mobile Browser. Prior to that, Mr. Wu worked with the user product department of Baidu Inc. (NASDAQ: BIDU) as a product manager, leading the management of Baidu Space, Baidu Map and Baidu LBS from June 2008. Mr. Wu received his bachelor’s degree in media economics from Communication University of China and master’s degree in communication studies from Peking University in 2005 and 2008, respectively.

Mr. Eric Xiaohuan Chen has served as our director since November 2019. Mr. Chen also serves as a director of a number of privately owned companies based in China. Mr. Chen is currently serving as the managing director and head of business and financial services of FountainVest Partners. Before joining FountainVest Partners in 2008, Mr. Chen had worked in the investment banking department of Lehman Brothers and Citigroup since 2006. From 2004 to 2006, Mr. Chen worked with Micron Technology. Mr. Chen received his Bachelor’s degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.

Mr. Dan Zhao has served as our director since May 2020 and is currently the vice president of 360 Group. Mr. Zhao has also been a non-executive director of 360 Ludashi Holdings Limited (HK: 3601) since July 2020 and a director of Beijing Huafang Technology Co., Ltd. since August 2020. Before joining 360 Group in January 2013, Mr. Zhao served as a senior manager of internal audit in Alibaba Group (NYSE: BABA) from November 2007. From September 2006 to November 2007, Mr. Zhao worked for KPMG Huazhen LLP as an associate manager. Mr. Zhao received his bachelor’s degree in international enterprise management from the University of Shanghai for Science and Technology in 2002, and his master’s degree in international business and economics from the University of Konstanz in 2004.

Mr. Gang Xiao has served as our independent director since September 2018. From July 2017, Mr. Xiao served as the chairman of the board of Gongqingcheng Qihoo Zhongcai Investment Co., Ltd. Prior to that, Mr. Xiao worked with Zhongcai Financial Holding Investment Ltd. as the general manager. From December 2007 to January 2009, Mr. Xiao served as a deputy county mayor of Suichuan County of Jiangxi Province. Prior to that, Mr. Xiao worked with China Financial & Economic Publishing House Accounting Branch as an editor. From December 1999 to September 2003, Mr. Xiao worked with the governmental procurement center of Tianjin Municipal People’s Government. Mr. Xiao received his bachelor’s degree in computer science, his master’s degree in Chinese literature and his doctoral degree in public finance from Dongbei University of Finance and Economics in 1999, 2003 and 2006, respectively.

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

Mr. Andrew Y Yan has served as our independent director since July 2019. Mr. Yan is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. Mr. Yan is currently an independent non-executive director of China Resources Land Limited, and a director of Shenzhen Appotronics Corporation Ltd. and ATA Creativity Global. He is also a director of China PE/VC Association Board, and a trustee member of Peking University Endowment. Mr. Yan received a master of arts degree from Princeton University in 1989, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in 1982.

Mr. Alex Xu has served as our director since March 2021, as our chief financial officer since July 2020 and as our senior advisor since October 2019. Mr. Xu has extensive experiences in capital market, corporate finance and business management. Prior to joining us, Mr. Xu served as the Chief Financial Officer of Dashu Financial Services Co., Ltd. from September 2018. He was a Co-Chief Financial Officer of Qihoo 360 (NYSE: QIHU) from February 2011 to August 2016. Prior to that, Mr. Xu was a Managing Director at Cowen & Company, LLC. He also served as the Chief Financial Officer of Yeecare Holdings in 2010, and from May 2008 to March 2010, as the Chief Strategy Officer of China Finance Online Co., Ltd. Mr. Xu was a Senior Vice President at Brean Murray, Carret & Co from 2007 to 2008. He was part of a top-ranked research team at Banc of America Securities, LLC from 2003 to 2007, and worked at investment research department of UBS AG from 2002 to 2003. Mr. Xu received his bachelor’s degree in Applied Physics from Beijing University of Posts and Telecommunications and an M.B.A. degree from Cornell University. Mr. Xu is a CFA charter holder.

Mr. Zhiqiang He has served as our senior vice president since July 2020. Prior to that, Mr. He served as our vice president. Mr. He was the co-founder and vice president of Ningbo Siyinjia Investment Management Co. Ltd. Prior to establishing Ningbo Siyinjia Investment Management Co. Ltd., Mr. He worked as a senior consultant in the financial industry department at McKinsey & Company from July 2013 to July 2015. Mr. He acted as the assistant to the president of Xueda Education Group (NYSE: XUE) from May 2010 to July 2011. Before joining Xueda Education Group, Mr. He worked as a consultant at McKinsey & Company from October 2007. Mr. He received his bachelor’s degree in thermal engineering and master’s degree in corporate strategy and policies from Tsinghua University in 2003 and 2007, respectively. Mr. He received his MBA degree from Sloan Business School of Massachusetts Institute of Technology in 2013.

Mr. Yan Zheng has served as our chief risk officer since July 2020. Prior to that, Mr. Zheng served as our vice president from February 2017. Mr. Zheng has 13 years of experience in consumer finance risk management. Before joining us, Mr. Zheng co-founded Shenzhen Samoyed Internet Finance Service Co. Ltd. in May 2015, and was in charge of its product risk management. Prior to that, Mr. Zheng worked on the establishment of Merchants Union Consumer Finance Company Limited as a risk management head leading the establishment of the risk management system of non-scenario-based online loan products from December 2013. Mr. Zheng worked for the Credit Card Center of China Merchant Bank (SHA: 600036) from July 2008 as a senior analyst, handling policy management of installment products. Mr. Zheng received his bachelor’s degree in quantitative economics from Shanghai University of Finance and Economics in 2008.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, for certain acts of the executive officer, such as continued failure to satisfactorily perform his or her duties, willful misconduct or gross negligence in the performance of his or her duties, conviction or entry of a guilty or nolo contendere plea for any felony or any misdemeanor involving moral turpitude, or dishonest acts to our detriment. We may also terminate an executive officer’s employment without cause upon 30 days’ advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officers and us. The executive officer may resign at any time with 30 days’ advance written notice.

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

B.          Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB20.0 million (US$3.1 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2018 Share Incentive Plan

In May 2018, we adopted the 2018 Share Incentive Plan, and amended it in November 2019. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Incentive Plan is 25,336,096 ordinary shares. As of February 28, 2021, Class A ordinary shares underlying options and restricted share units that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 7,400,226, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2019 Share Incentive Plan

We adopted the 2019 Share Incentive Plan in November 2019, and amended it in August 2020 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Share Incentive Plan is 17,547,567 ordinary shares, and an annual increase on the first day of each of the four consecutive fiscal years of the Company commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding shares or (ii) such fewer number of Shares as may be determined by our board of directors. As of February 28, 2021, restricted share units representing 16,289,512 ordinary shares have been granted and are outstanding under the 2019 Share Incentive Plan, as amended, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2021, the awards granted and are outstanding under the 2018 Share Incentive Plan and 2019 Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares	Exercise Price
	Underlying Awards	(US$/Share)	Date of Grant	Date of Expiration
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
Haisheng Wu	*	—	February 20, 2020	February 19, 2030
Haisheng Wu	3,520,000	—	November 20,2020	November 19,2030
Wei Liu	4,103,125	0.00001	May 20, 2018	May 19, 2028
Wei Liu	*	—	November 20,2020	November 19,2030
Zhiqiang He	*	0.00001	May 20, 2018	May 19, 2028
Zhiqiang He	*	—	November 20,2020	November 19,2030
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028
Yan Zheng	*	—	November 20,2020	November 19,2030
Alex Xu	*	—	November 20,2019	November 19,2029

*             Less than one percent of our total outstanding shares.

As of February 28, 2021, other employees as a group held outstanding restricted share units representing 7,137,050 class A ordinary shares of our company under the 2019 Share Incentive Plan.

C.          Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to relevant Nasdaq Stock Market Rules and disqualification by the chairman of the relevant meeting of the directors, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.           Employees

We had 786, 1,891 and 1,643 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020:

As of December 31, 2020
Function:
General and administrative	143
Operations	534
Products	128
Research and development	606
Risk management	88
Sales and marketing	144
Total	1,643

As of December 31, 2020, we had 779 employees in Shanghai, 270 employees in Beijing, 208 employees in Shenzhen and the rest in different cities in China.

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

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during her employment and for up to two years after the termination of her employment. In consideration of our employees’ non-compete covenant, we pay compensation to our employees at a rate of not less than 20% of the average monthly compensation of the prior 12 months of their employment during the restriction period, provided that, to the extent our rate becomes lower than the minimum standard required by the local government, we will pay in accordance with such standard.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 304,792,003 ordinary shares as of February 28, 2021 (excluding 5,041,032 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans).

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

Ordinary Shares Beneficially Owned
Percentage
of
				Percentage of	aggregate
	Class A	Class B	Total ordinary	total ordinary	voting
	ordinary shares	ordinary shares	shares	shares	power†
Directors and Executive Officers:**
Hongyi Zhou(1)	2,664,662	39,820,586	42,485,248	13.9%	75.3%
Wei Liu(2)	*	—	*	*	*
Haisheng Wu(3)	*	—	*	*	*
Eric Xiaohuan Chen	—	—	—	—	—
Dan Zhao	—	—	—	—	—
Gang Xiao	—	—	—	—	—
Yongjin Fu	—	—	—	—	—
Andrew Y Yan(4)	*	—	*	*	*
Alex Xu(5)	*	—	*	*	*
Zhiqiang He(6)	*	—	*	*	*
Yan Zheng(7)	*	—	*	*	*
All Directors and Executive Officers as a Group	36,735,261	39,820,586	76,555,847	25.1%	78.5%

Principal Shareholders:
Aerovane Company Limited(1)	—	39,820,586	39,820,586	13.1%	75.0%
FountainVest(8)	27,141,530	—	27,141,530	8.9%	2.6%
Sagittarius Company Limited(9)	20,885,262	—	20,885,262	6.9%	2.0%
Eoraptor Technology Limited(10)	15,447,632	—	15,447,632	5.1%	1.5%

Notes:

*            Less than 1% of our total outstanding shares.

**          The business address of Messrs. Hongyi Zhou, Wei Liu, Haisheng Wu, Dan Zhao, Alex Xu and Zhiqiang He is Building 2, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China. Mr. Gang Xiao’s business address is No. 3 Sanlihenansan Road, Xicheng District, Beijing 100032, People’s Republic of China. Mr. Yan Zheng’s business address is Floor 3, Building 2, No. 5505 Shenjiang Road, Pudong New Area, Shanghai Xingchuang Square, Shanghai 200120, People’s Republic of China. Mr. Yongjin Fu’s business address is 32/F, Shanghai Tower, No. 501 Yincheng Middle Road, Pudong New Area, Shanghai 200120, People’s Republic of China. Mr. Andrew Y Yan’s business address is Suites 2516-2520, 2 Pacific Place, 88 Queensway, Hong Kong. Mr. Eric Xiaohuan Chen’s business address is Suite 705-708, ICBC Tower, 3 Garden Road, Central, Hong Kong S.A.R.

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

(1)

Represents (i) 39,820,586 class B ordinary shares held by Aerovane Company Limited, a British Virgin Islands company, which is in turn wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou, the chairman of our board of directors; (ii) 1,212,000 class A ordinary shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse; (iii) 1,018,318 class A ordinary shares in the form of ADSs held by Global Pro B Limited, an entity wholly owned by Mr. Hongyi Zhou’s spouse and (iv) 434,344 class A ordinary shares in the form of ADSs in which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition ) through a financial arrangement. Because of the immediate family relationship and a letter agreement between Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children relating to the 39,820,586 class B ordinary shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. For the 2,664,662 class A ordinary shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 2,664,662 class A ordinary shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein. The number of the ordinary shares is as reported in a Schedule 13D/A filed by Mr. Hongyi Zhou on December 21, 2020.

On December 19, 2019, a company wholly owned by the spouse of Mr. Zhou became a shareholder of Ruby Finance Investment Ltd., which is controlled and majority-owned by FountainVest. On December 18, 2020, the aforementioned company wholly owned by the spouse of Mr. Zhou transferred all the shares held by it to another company which is also wholly owned by the spouse of Mr. Zhou. Through Ruby Finance Investment Ltd., the spouse of Mr. Zhou indirectly enjoys economic interests over a portion of our ADSs held by Ruby Finance Investment Ltd. in an amount corresponding to her indirect share ownership in Ruby Finance Investment Ltd., being 509,159 ADSs as of March 31, 2021. Mr. Zhou disclaims the beneficial ownership to any shares held by Ruby Finance Investment Ltd. in us except to the extent of his pecuniary interests therein.

(2)

Represents the class A ordinary shares Splendid Tiger Limited has the right to acquire upon exercise of options within 60 days after February 28, 2021. Splendid Tiger Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Wei Liu and his family, to which Mr. Liu is also the settlor.

(3)

Represents the class A ordinary shares Holy Vanguard Limited has the right to acquire upon exercise of options within 60 days after February 28, 2021. Holy Vanguard Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Haisheng Wu and his family, to which Mr. Wu is also the settlor.

(4)

Represents the class A ordinary shares in the form of ADSs held by Morning Star Resources Ltd. Morning Star Resources Ltd is a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Andrew Y Yan, to which Mr. Yan is also the settlor.

(5)	Represents the class A ordinary shares Mr. Alex Xu has the right to acquire upon the exercise of options within 60 days after February 28, 2021.
(6)

Represents (i) class A ordinary shares held by True Warrior Limited, a British Virgin Islands company and (ii) the class A ordinary shares Mr. Zhiqiang He has the right to acquire upon the exercise of option within 60 days after February 28, 2021. True Warrior Limited is wholly owned by a trust established for the benefit of Mr. Zhiqiang He, to which Mr. He is also the settlor. The registered address of True Warrior Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)

Represents the class A ordinary shares Smart Defender Limited has the right to acquire upon exercise of option within 60 days after February 28, 2021. Smart Defender Limited is a British Virgin Islands company and wholly owned by a trust established for the benefit of Mr. Yan Zheng and his family, to which Mr. Zheng is also the settlor.

(8)

Represents (i) 12,552,448 class A ordinary shares in the form of 6,276,224 ADSs held by Ruby Finance Holdings Ltd., and (ii) 14,589,082 class A ordinary shares in the form of 7,294,541 ADSs held by Ruby Finance Investment Ltd. Ruby Finance Investment Ltd. is majority-owned by Ruby Finance Holdings Ltd., a Cayman Islands company controlled by FountainVest China Capital Partners GP3 Ltd. The number of the class A ordinary shares is as reported in a Schedule 13D/A jointly filed by Ruby Finance Investment Ltd., Ruby Finance Holdings Ltd. and FountainVest China Capital Partners GP3 Ltd. on April 2, 2021.

(9)

Represents 20,885,262 class A ordinary shares in the form of ADS directly held by Sagittarius Company Limited, a British Virgin Islands company, as of December 31, 2020, as reported in a Schedule 13G/A jointly filed by Sagittarius Company Limited and Zhuhai Qiben Information Technology Co., Ltd. on February 10, 2021. Sagittarius Company Limited is wholly owned by Zhuhai Qiben Information Technology Co., Ltd. The registered address of Sagittarius Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(10)

Represents 10,890,022 class A ordinary shares and 4,557,610 class A ordinary shares in the form of ADS directly held by Eoraptor Technology Limited, a British Virgin Islands company, as of December 31, 2020, as reported in a Schedule 13G/A jointly filed by Eoraptor Technology Limited and Zhuhai Qixin Zhanwang Information Technology Co., Ltd. on February 10, 2021. Eoraptor Technology Limited is wholly owned by Zhuhai Qixin Zhanwang Information Technology Co., Ltd. The registered address of Eoraptor Technology Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of February 28, 2021, 249,882,252 of our class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of February 28, 2021, none of our class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Demand registration rights.    Holders of at least 20% or more of the registrable securities then outstanding have the right to demand that we file a registration statement covering at least 20% or more of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12-month period. We are obligated to effect no more than one registration other than piggyback registration for every 5% of the our outstanding share capital on a fully-diluted (by treasury method) basis held by the holders, such percentage to be calculated as of the date immediately following the date of our shareholders agreement.

Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the registration and the underwriting shall be allocated first to us, second to each of such holders requesting for the inclusion of their registrable securities on a pro rata basis, and third to holders of other securities of ours.

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

Termination of obligations.    We have no obligation to effect any demand, piggyback or Form F-3 or Form S-3 registration immediately after (i) the second anniversary after the occurrence of our initial public offering as defined in the shareholders agreement, or (ii) if, in the opinion of counsel to us, all such registrable securities proposed to be sold may then be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2018 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.”

Transactions with 360 Group

360 Group is our most important business partner. It is considered our related party as it is controlled by Mr. Hongyi Zhou, the chairman of our board of directors and principal shareholder. We transacted with several entities of 360 Group during the fiscal years 2018, 2019 and 2020. 360 Group is one of our most important borrower acquisition channels, and it provides advertising services to promote our products and general brand through its matrix of mobile applications and services, such as 360 Browser and 360 Mobile Assistant. Advertising services are calculated and charged to us under different formula depending on the form of advertisements, including cost per time (CPT), cost per click (CPC), cost per thousand impression (CPM), cost per action (CPA) and cost per sale (CPS). In addition, we also display advertisement of 360 Group’s products and services on our own platform and earn an advertising service fee.

In 2020, services provided by 360 Group entities were RMB115 million (US$18 million). As of December 31, 2020, RMB32 million (US$5 million) was due to 360 Group entities, and RMB3 million (US$0.5 million) was due from them.

In 2019, services provided by 360 Group entities were RMB103 million. As of December 31, 2019, RMB41 million was due to 360 Group entities, and RMB1 million was due from them.

In 2018, services provided by 360 Group entities were RMB77 million. As of December 31, 2018, RMB20 million was due to 360 Group entities, and RMB2 million was due from them.

In October 2020, we established a joint venture company in Shanghai, China through Shanghai Qiyu together with one 360 Group entity and an independent third party, to develop and build the regional headquarters and the affiliated industrial park for 360 Group. The 360 Group entity and we hold 30% and 40% of the equity interests of the joint venture, respectively. Pursuant to the joint venture agreement, the shareholders will contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. We accounted for the investment using equity method. As of December 31, 2020, no capital contribution was made and carrying amount of the investment was zero. Subsequent to the year end, a total of RMB1 billion were contributed by the shareholders to acquire land use rights, of which RMB0.4 billion was funded by Shanhai Qiyu.

Framework Collaboration Agreement

We have entered into a framework collaboration agreement with 360 Group, pursuant to which:

●	we and 360 Group will collaborate in depth on research and development of cloud computing and artificial intelligence, as well as big data analysis and application.
●	360 Group will provide traffic support to our services.
●	360 Group will license certain trademarks to us.
●	360 Group agrees not to conduct any credit underwriting or loan origination services that directly or indirectly compete with us.
●	360 Group agrees that price terms of licensing as well as advertising and promotion it charges to us will be the most favorable within its business partners.

The framework collaboration agreement will remain effective for five years and will be automatically extended for one year thereafter unless 360 Group or we decide to terminate the collaboration.

Transactions with Beijing Qibutianxia

Beijing Qibutianxia and its subsidiaries are related parties to us, as we and Beijing Qibutianxia are both under the control of Mr. Hongyi Zhou, the chairman of our board of directors.

We transacted with Beijing Qibutianxia and its subsidiaries during the fiscal years 2018, 2019 and 2020, including receiving loans from Beijing Qibutianxia, allocating expenses for certain corporate functions historically provided by Beijing Qibutianxia, receiving financing service from Youdaojingwei Assets Management Co. Ltd., providing borrower referral services to Beijing Qicaitianxia Technology Co., Ltd., and receiving employee benefit management service from Ningbo Siyinjia Investment Management Co. Ltd.

In 2020, services provided by Beijing Qibutianxia and its subsidiaries were RMB29.3 million (US$4.5 million), and services provided by us were RMB126.0 million (US$19.3 million). As of December 31, 2020, RMB37.9 million (US$5.8 million) was due to Beijing Qibutianxia and its subsidiaries, and RMB6.6 million (US$1.0 million) was due from them. As of December 31, 2020, loans with an outstanding balance of RMB19.3 billion were under joint back-to-back guarantee arrangement with Beijing Qibutianxia.

In 2019, services provided by Beijing Qibutianxia and its subsidiaries was RMB25.9 million (US$3.7 million), and services provided by us was RMB929.8 million (US$133.6 million). As of December 31, 2019, RMB15.1 million (US$2.2 million) was due to Beijing Qibutianxia and its subsidiaries, and RMB405.5 million (US$58.2 million) was due from them.

Beijing Qibutianxia provided joint back-to-back guarantee to certain third-party guarantee companies for loans facilitated by us. As of December 31, 2019, loans with the outstanding balance of RMB22.8 billion were under such arrangement.

In 2018, services provided by Beijing Qibutianxia and its subsidiaries were RMB80.6 million, and services provided by us were RMB333.5 million. As of December 31, 2018, RMB58.5 million was due to Beijing Qibutianxia and its subsidiaries, and RMB266.4 million was due from them.

Transactions with Jinshang Consumer Finance Inc.

We transacted with Jinshang during the fiscal years 2018, 2019 and 2020 as we provide loan facilitation services and post-origination services to Jinshang and charge service fees. Historically, we directly collected payments from borrowers and charged no service fees to Jinshang. Starting in 2018, we contractually changed our payment flow model by collecting service fee payments from Jinshang directly. In addition, we provided deposit to Jinshang to secure the timely repayment of loans facilitated by us before the change of payment flow model in 2018.

In 2020, services provided by us were RMB198.6 million (US$30.4 million). As of December 31, 2020, RMB158.7 million (US$24.3 million) was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-origination services were RMB66.0 million (US$10.1 million), net of allowance of RMB6.3 million (US$1.0 million).

In 2019, services provided by us were RMB103.3 million. As of December 31, 2019, RMB50.7 million was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-origination services were RMB32.5 million, net of allowance of RMB18.8 million.

In 2018, services provided by us were RMB168.0 million. As of December 31, 2018, RMB215.9 million was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-origination services were RMB113.9 million, net of allowance of RMB12.2 million.

Transactions with Kincheng Bank of Tianjin Co., Ltd.

We transacted with Kincheng during the fiscal year 2020 as we provide loan facilitation services and post-origination services to Kincheng and charge service fees.

In 2020, services provided by us was RMB15.7 million (US$2.4 million). As of December 31, 2020, RMB13.5 million (US$2.1 million) was due from Kincheng, among which the amounts due from Kincheng related to loan facilitation and post-origination services was RMB15.1 million (US$2.3 million), net of allowance of RMB1.1 million (US$0.2 million).

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

ITEM 9. THE OFFER AND LISTING

A.          Offering and Listing Details

See “C. Markets.”

B.          Plan of Distribution

Not applicable.

C.           Markets

Our ADSs, each representing two class A ordinary shares of ours, were listed on the Nasdaq Global Market from December 14, 2018 to November 18, 2020, and have been transferred to, and begun trading on, the Nasdaq Global Select Market since November 19, 2020. Our ADSs trade under the symbol “QFIN.”

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of our company.    Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary shares.    Our authorized share capital is US$50,000 divided into 5,000,000,000 shares, comprising (i) 4,900,000,000 class A ordinary shares with a par value of US$0.00001 each, (ii) 50,000,000 class B ordinary shares, with a par value of US$0.00001 each, and (iii) 50,000,000 shares with a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of our memorandum and articles of association. Holders of class A ordinary shares and class B ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights.    Voting at any shareholders’ meeting is by show of hands unless a poll is (before the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting. In respect of all matters subject to a shareholders’ vote, each class A ordinary share shall entitle the holder thereof to one vote, and each class B ordinary share shall entitle the holder thereof to 20 votes, voting together as one class.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at such meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at such meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. The Company may, among other things, subdivide or consolidate its share capital by ordinary resolution.

Conversion.    Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof. class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any class B ordinary shares by a holder thereof to any person or entity other than his or her or its affiliates, or upon a change of ultimate beneficial ownership of any class B ordinary share to any person or entity who is not an affiliate of the registered holder of such class B ordinary share, such class B ordinary share shall be automatically and immediately converted into one class A ordinary share.

General meetings of shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings as at the date of the deposit of the requisition, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, repurchase and surrender of shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares (including redeemable shares) on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the redemption or purchase of any shares of any class by our company, the creation or issue of further shares ranking pari passu with or subsequent to them or with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of additional shares.    Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), one or more series of preference shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preference shares, the terms and rights of that series, including, but not limited to:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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

Exempted Company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies.

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

D.          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

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

We believe that 360 DigiTech, Inc. is not a PRC resident enterprise for PRC tax purposes. 360 DigiTech, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that 360 DigiTech, Inc. meets all of the conditions above. 360 DigiTech, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that 360 DigiTech, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC enterprise shareholders (including our ADS holders) may be subject to a 10% enterprise income tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Our non-PRC individual shareholders (including our ADS holders) may be subject to a 20% individual income tax on dividends or gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of 360 DigiTech, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 360 DigiTech, Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, 360 DigiTech, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

The mark-to-market election is available only for “marketable stock,” which is stock that regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Stock Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 4.7%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2020, we had U.S. dollar-denominated cash, cash equivalents and short-term investments of US$7.4 million. Assuming we had converted US$7.4 million into Renminbi at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB48.1 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB52.9 million instead.

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

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earn revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2020, we received RMB14.5 million (US$2.2 million) reimbursement from the depositary.

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

We filed another registration statement on Form F-1 (File No. 333-232259), as amended, in relation to the sale of 9,609,000 ADSs, representing 19,218,000 class A ordinary shares by certain shareholders in a follow-on public offering. The follow-on offering closed in July 2019, and we did not receive any of the proceeds from the sale of ADSs by the selling shareholders in the follow-on offering; neither did we incur any expenses for our company’s account.

We have used all of the net proceeds from our initial public offering for purposes disclosed in our F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, as stated in its report included on page F-5 of this annual report.

Changes in Internal Control over Financial Reporting

No material weakness was identified in the course of evaluations or audits, as applicable, of the effectiveness of our internal control over financial reporting as of December 31, 2020.

The one significant deficiency with respect to our internal control over financial reporting identified by us and our independent registered public accounting firm in the evaluation or audit, as applicable, of the effectiveness of our internal control over financial reporting as of December 31, 2019—which related to our lack of sufficient control over certain inputs used to ensure proper accounting for transactions of off-balance-sheet loans in accordance with U.S. GAAP—has been fully remediated as of the date of this annual report, and no significant deficiency was identified in the evaluation or audit, as applicable, of the effectiveness of our internal control over financial reporting as of December 31, 2020.

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

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.360shuke.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year Ended December 31,
	2019	2020

	(in thousands of RMB)
Audit fees(1)	13,788.1	15,622.5
Audit-related fees(2)	2,645.5	—
Tax fees(3)	500.0	252.8

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. The audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of 360 DigiTech, Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective December 13, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

1.2*	Certificate of Incorporation on Change of Name
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on December 6, 2018 (File No. 333-228020))
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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 30, 2020 (File No. 001-38752))
4.1	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Form 20-F filed on April 30, 2020 (File No. 001-38752))
4.2

2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8 filed on December 13, 2019 (File No. 333-235488) and Exhibit 10.2 to the post-effective amendment No. 1 to Form S-8 filed on October 13, 2020 (File No. 333-235488))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

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
4.9

English translation of the executed form of Loan Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Loan Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.10

English Translation of the Framework Collaboration Agreement between Beijing Qihu Technology Co., Ltd., wholly owned subsidiary of 360 Group, and Shanghai Qiyu, dated July 24, 2018 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.11*

English Translation of the Joint Venture Agreement entered into in October 2020 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd.

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Commerce & Finance Law Offices
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

360 DigiTech, Inc.

	By:	/s/ Haisheng Wu
		Name:	Haisheng Wu
		Title:	Chief Executive Officer

Date: April 21, 2021

360 DIGITECH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of 360 DigiTech, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 360 DigiTech, Inc. and its subsidiaries (the "Company", previously known as “360 Finance, Inc”) as of December 31, 2019 and 2020, the related combined and consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2018, 2019 and 2020, and the related notes and the financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, 2019 and 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for financial guarantee upon adoption of Accounting Standards Update No. 2016-03, as amended, on January 1, 2020.

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

Management's estimates of expected default rate used in accounts of guarantee liabilities and allowance for loans receivable, accounts receivable, contract assets and financial assets receivable

Critical Audit Matter Description

The Company estimates the fair value of stand-ready guarantee liabilities using a discounted cash flow model and the fair value of contingent guarantee using an expected credit loss model, both of which are based on expected default rate of underlying loans subject to guarantee. The Company also applies expected credit loss model to provide allowance for loans receivable and various receivable accounts arising from the Company's facilitation business including accounts receivable, contract assets, and financial assets receivable, which is ultimately based on expected default rate of the underlying loans. The Company estimates the expected default rate on a pool basis according to the overall trend of historical delinquency rate and collection rate, correlated industrial and macro-economic factors, and other information deemed relevant in assessing future performance of the loan portfolio.

We identified the estimate of expected default rate as a critical audit matter because of the significant judgment required by management when developing the estimation and the limited historical data. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of expected default rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to expected default rate included the following, among others:

●	We tested the effectiveness of controls over the guarantee liabilities and allowance for loans receivable, accounts receivable and contract assets and financial assets receivable including management’s controls over accurate capture of the historical delinquency and collection data at individual loan level and the estimation of the expected default rate.
●	We evaluated the portfolio-specific adjustments applied by management to arrive at the estimated default rate by corroborating the adjustments with supportive operating data or industrial trend, where applicable.
●	We tested the accuracy of the historical net delinquency and collection data used as an input to the model by comparing it with original data retrieved from the operating system.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation models, (2) assumptions including correlated macro-economic factors used to derive inputs in the model by:
—	Comparing the models and assumptions with those commonly used in similar industry.
—	Testing the accuracy of source information underlying the determination of inputs by comparing it with open market data and testing the mathematical accuracy of the calculation.
—	Performing sensitivity test for new products with no historical data to evaluate whether the difference caused by using different models is within a reasonable range.
●	We performed back-testing with observable loan default data close to the report issue date to evaluate whether the assumptions used by management are appropriate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2021

We have served as the Company's auditor since 2018.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of 360 DigiTech, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of 360 DigiTech, Inc. and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements as of and for the year ended December 31, 2020 of the Company and our report dated April 21, 2021 expressed an unqualified opinion on those financial statements and included (1) an emphasis paragraph referring to the presentation of the financial statements, and (2) an explanatory paragraph regarding the convenience translation.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2021

360 DIGITECH, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	2,108,123	4,418,416	677,152
Restricted cash (including RMB 354,104 and RMB 348,976 from the consolidated trusts as of December 31, 2019 and 2020, respectively)	1,727,727	2,355,850	361,050
Security deposit prepaid to third-party guarantee companies	932,983	915,144	140,252
Funds receivable from third party payment service providers	118,860	131,464	20,148
Accounts receivable and contract assets, net (net of allowance of RMB 189,829 and RMB 217,306 as of December 31, 2019 and 2020, respectively)	2,332,364	2,394,528	366,977
Financial assets receivable, net (net of allowance of RMB 164,563 and RMB 322,094 as of December 31, 2019 and 2020, respectively)	1,912,554	3,565,482	546,434
Amounts due from related parties (net of allowance of RMB 68,567 and RMB 10,333 as of December 31, 2019 and 2020, respectively)	478,767	193,305	29,625
Loans receivable, net (including RMB 9,099,099 and RMB 6,447,233 from the consolidated trusts as of December 31, 2019 and 2020, respectively)	9,239,565	7,500,629	1,149,522
Prepaid expenses and other assets (including RMB 95,840 and RMB 101,729 from the consolidated trusts as of December 31, 2019 and 2020, respectively)	652,545	401,224	61,490
Total current assets	19,503,488	21,876,042	3,352,650
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB 1,763 and RMB 38,521 as of December 31, 2019 and 2020, respectively)	19,508	307,937	47,193
Financial assets receivable, net-noncurrent (net of allowance of RMB 6,240 and RMB 68,740 as of December 31, 2019 and 2020, respectively)	59,270	645,326	98,901
Loans receivable, net-noncurrent (including RMB 37,157 from the consolidated trusts as of December 31, 2020)	—	87,685	13,438
Property and equipment, net	17,113	19,360	2,967
Intangible assets	3,512	3,403	522
Deferred tax assets	697,348	1,398,562	214,339
Other non-current assets	55,362	48,990	7,508
Total non-current assets	852,113	2,511,263	384,868
TOTAL ASSETS	20,355,601	24,387,305	3,737,518
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 2):
Current liabilities:
Payable to investors of the consolidated trusts-current	4,423,717	3,117,634	477,798
Accrued expenses and other current liabilities	720,918	809,761	124,103
Amounts due to related parties	55,622	71,562	10,967
Short term loans	200,000	186,800	28,628
Guarantee liabilities-stand ready	2,212,125	4,173,497	639,616
Guarantee liabilities-contingent	734,730	3,543,454	543,058
Income tax payable	1,056,219	1,227,314	188,094
Other tax payable	263,856	254,486	39,002
Total current liabilities	9,667,187	13,384,508	2,051,266
Non-current liabilities:
Deferred tax liabilities	—	37,843	5,800
Payable to investors of the consolidated trusts-noncurrent	3,442,500	1,468,890	225,117
Other long-term liabilities	31,184	14,974	2,295
Total non-current liabilities	3,473,684	1,521,707	233,212
TOTAL LIABILITIES	13,140,871	14,906,215	2,284,478
Commitments and Contingencies (Note 15)
SHAREHOLDERS’ EQUITY
Ordinary shares ($0.00001 par value per share 5,000,000,000 shares authorized, 302,707,339 shares issued and 293,420,800 shares outstanding as of December 31, 2019, and 309,833,035 shares issued and 304,453,780 shares outstanding as of December 31, 2020, respectively)	20	21	3
Additional paid-in capital	5,117,184	5,417,406	830,254
Retained earnings	2,071,332	4,137,542	634,106
Other comprehensive income (loss)	24,906	(74,391)	(11,401)
TOTAL 360 DIGITECH INC EQUITY	7,213,442	9,480,578	1,452,962
Non-controlling interests	1,288	512	78
TOTAL EQUITY	7,214,730	9,481,090	1,453,040
TOTAL LIABILITIES AND EQUITY	20,355,601	24,387,305	3,737,518

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:
Credit driven services	4,170,271	8,013,391	11,403,675	1,747,690
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB 305,566, RMB 791,482 and RMB 121,933 for the years ended December 31, 2018, 2019 and 2020, respectively)	3,807,242	6,273,131	4,596,555	704,453
Financing income	267,844	1,309,616	2,184,180	334,740
Revenue from releasing of guarantee liabilities	25,169	285,407	4,506,935	690,718
Other services fees	70,016	145,237	116,005	17,779
Platform services	276,747	1,206,456	2,160,279	331,077
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB nil, RMB 48,747 and RMB 214,296 for the years ended December 31, 2018, 2019 and 2020, respectively)	58,348	814,581	1,826,654	279,947
Referral services fees (including revenue from related parties of RMB 196,013, RMB 197,018 and RMB 10,149 for the years ended December 31, 2018, 2019 and 2020, respectively)	211,087	375,551	265,300	40,659
Other services fees	7,312	16,324	68,325	10,471
Total net revenue	4,447,018	9,219,847	13,563,954	2,078,767
Operating costs and expenses:
Facilitation, origination and servicing (including costs charged by related parties of RMB 59,027, RMB 47,203 and RMB 93,178 for the years ended December 31, 2018, 2019 and 2020, respectively)	666,067	1,083,372	1,600,564	245,297
Funding costs	71,617	344,999	595,623	91,283
Sales and marketing (including expenses charged by related parties of RMB 66,345, RMB 57,319 and RMB 40,030 for the years ended December 31, 2018, 2019 and 2020, respectively)	1,321,950	2,851,519	1,079,494	165,440
General and administrative (including expenses charged by related parties of RMB 32,509, RMB 24,540 and RMB 10,673 for the years ended December 31, 2018, 2019 and 2020, respectively)	560,702	428,189	455,952	69,878
Provision for loans receivable	44,474	486,991	698,701	107,081
Provision for financial assets receivable (including provision generated from related parties of RMB 5,912, RMB 15,236 and RMB 26,337 for the years ended December 31, 2018, 2019 and 2020, respectively)	53,989	166,176	312,058	47,825
Provision for accounts receivable and contract assets (including provision charged by related parties of RMB 12,138, RMB 35,276 and RMB 75,070 for the years ended December 31, 2018, 2019 and 2020, respectively)	83,707	230,280	237,277	36,364
Provision for contingent liabilities	—	—	4,794,127	734,732
Expense on guarantee liabilities (including provision charged by related parties of RMB 67,587 for the year ended December 31, 2019)	—	734,730	—	—
Total operating costs and expenses	2,802,506	6,326,256	9,773,796	1,497,900
Income from operations	1,644,512	2,893,591	3,790,158	580,867
Interest income (expense), net	10,026	(41,707)	77,169	11,827
Foreign exchange (loss) gain	(2,563)	(24,875)	101,534	15,561
Other income, net	7,696	140,278	112,884	17,300
Income before income tax expense	1,659,671	2,967,287	4,081,745	625,555
Income tax expense	(466,360)	(465,983)	(586,036)	(89,814)
Net income	1,193,311	2,501,304	3,495,709	535,741
Net loss attributable to non-controlling interests	—	291	897	137
Deemed dividend	(3,097,733)	—	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(1,904,422)	2,501,595	3,496,606	535,878
Net (loss) income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	(9.39)	8.66	11.72	1.80
Diluted	(9.39)	8.31	11.40	1.75
Net (loss) income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	(18.78)	17.32	23.44	3.60
Diluted	(18.78)	16.62	22.80	3.50
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	202,751,277	288,827,604	298,222,207	298,222,207
Diluted	202,751,277	300,938,470	306,665,099	306,665,099

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 DIGITECH, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net income	1,193,311	2,501,304	3,495,709	535,741
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,683	21,223	(99,297)	(15,218)
Other comprehensive income(loss)	3,683	21,223	(99,297)	(15,218)
Total comprehensive income	1,196,994	2,522,527	3,396,412	520,523
Net loss attributable to non-controlling interests	—	291	897	137
Deemed dividend	(3,097,733)	—	—	—
Comprehensive (loss) income attributable to ordinary shareholders	(1,900,739)	2,522,818	3,397,309	520,660

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 DIGITECH, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

					Accumulated
			Parent	Additional	(deficit)	Other	Non-	Total
	Number	Ordinary	Company's	Paid-in	/Retained	Comprehensive	controlling	(deficit)
	of shares	shares	investment	capital	earnings	Income(loss)	interests	equity
		RMB (1)	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	—	—	590,000	—	144,149	—	—	734,149
Parent company's capital contribution	—	—	210,000	—	—	—	—	210,000
Share-based compensation	—	—	—	607,381	—	—	—	607,381
Reorganization effect	—	—	(800,000)	800,000	—	—	—	—
Issuance of ordinary shares	198,347,168	14	—	—	(14)	—	—	—
Deemed dividend to shareholders upon issuance of Series A and A+ preferred share (note 9)	—	—	—	(1,330,024)	(1,767,709)	—	—	(3,097,733)
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	6,200,000	0	—	297,860	—	—	—	297,860
Conversion of convertible redeemable preferred shares to ordinary shares upon IPO	83,105,539	6	—	4,491,539	—	—	—	4,491,545
Other comprehensive income	—	—	—	—	—	3,683	—	3,683
Net income	—	—	—	—	1,193,311	—	—	1,193,311
Balance as of December 31, 2018	287,652,707	20	—	4,866,756	(430,263)	3,683	—	4,440,196
Issuance of ordinary shares	5,768,093	—	—	—	—	—	—	—
Share-based compensation	—	—	—	250,428	—	—	—	250,428
Other comprehensive income	—	—	—	—	—	21,223	—	21,223
Net income (loss)	—	—	—	—	2,501,595	—	(291)	2,501,304
Contribution by non-controlling interests	—	—	—	—	—	—	1,579	1,579
Balance as of December 31, 2019	293,420,800	20	—	5,117,184	2,071,332	24,906	1,288	7,214,730
Adoption of ASC 326	—	—	—	—	(1,430,396)	—	—	(1,430,396)
Issuance of ordinary shares	11,032,980	1	—	—	—	—	—	1
Share-based compensation	—	—	—	301,161	—	—	—	301,161
Other comprehensive loss	—	—	—	—	—	(99,297)	—	(99,297)
Net income (loss)	—	—	—	—	3,496,606	—	(897)	3,495,709
Contribution by non-controlling interests	—	—	—	—	—	—	129	129
Acquisition of non-controlling interests	—	—	—	(939)	—	—	(8)	(947)
Balance as of December 31, 2020	304,453,780	21	—	5,417,406	4,137,542	(74,391)	512	9,481,090
(1)	The amount less than RMB 1 is rounded to zero.

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 DIGITECH, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income	1,193,311	2,501,304	3,495,709	535,741
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of PPE, IA and ROU	3,760	7,642	36,063	5,527
Share-based compensation	607,381	250,428	301,161	46,155
Provision for loan principal, financial assets receivables and other receivables	182,170	883,447	1,248,036	191,270
Provision for contingent liabilities	—	—	4,794,127	734,732
Foreign exchange (gain) loss	16,710	19,461	(101,534)	(15,561)
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(10,143)	23,762	(12,604)	(1,932)
Accounts receivable and contract assets	(1,536,211)	(755,132)	(512,799)	(78,590)
Financial assets receivable	(971,571)	(929,143)	(2,464,534)	(377,706)
Prepaid expenses and other assets	(78,788)	(536,940)	253,185	38,800
Security deposit prepaid to third-party guarantee companies	(795,700)	(137,283)	17,839	2,734
Deferred tax	91,294	(713,106)	(326,542)	(50,045)
Other non-current assets	—	(55,362)	(18,423)	(2,823)
Amounts due to (from) related parties	(383,164)	(68,138)	199,995	30,651
Guarantee liabilities	1,098,232	1,547,680	(1,912,852)	(293,157)
Income tax payable	316,741	624,153	171,095	26,221
Other tax payable	133,149	99,378	52,056	7,978
Accrued expenses and other current liabilities	417,945	206,801	88,842	13,616
Other long-term liabilities	—	31,184	(16,210)	(2,484)
Interest receivable/ payable	—	(27,061)	33,200	5,089
Net cash provided by operating activities	285,116	2,973,075	5,325,810	816,216
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(8,551)	(25,558)	(15,272)	(2,341)
Investment in loans receivable	(4,943,341)	(26,339,327)	(38,720,482)	(5,934,173)
Collection of investment in loans receivable	5,279,541	17,504,444	39,628,524	6,073,337
Net cash provided (used in) by investing activities	327,649	(8,860,441)	892,770	136,823
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon IPO	327,236	—	—	—
Payment of IPO costs	(25,103)	(4,838)	—	—
Capital contributions from shareholder	210,000	—	—	—
Proceeds from series B convertible redeemable preferred shares	1,393,812	—	—	—
Proceeds from short term loans	—	1,700,000	186,800	28,628
Repayment of short term loans	—	(1,500,000)	(200,000)	(30,651)
Loans from Qibutianxia	500,000	300,000	—	—
Loans payment to Qibutianxia	(1,240,050)	(300,000)	—	—
Cash received from investors of the consolidated trusts	600,000	—	3,092,101	473,885
Cash paid to investors of the consolidated trusts	(1,308,465)	8,360,230	(6,360,483)	(974,787)
Contribution from non-controlling interests	—	(847,534)	129	20
Acquisition of non-controlling interests	—	—	(947)	(145)
Net cash provided by (used in) financing activities	457,430	7,707,858	(3,282,400)	(503,050)
Effect of foreign exchange rate changes	(13,028)	1,762	2,236	343
Net increase in cash and cash equivalents	1,057,167	1,822,254	2,938,416	450,332
Cash, cash equivalents, and restricted cash, beginning of year	956,429	2,013,596	3,835,850	587,870
Cash, cash equivalents, and restricted cash, end of year	2,013,596	3,835,850	6,774,266	1,038,202
Supplemental disclosures of cash flow information:
Income taxes paid	(58,325)	(557,295)	(741,490)	(113,638)
Interest paid (not including interest paid to investors of consolidated trusts)	—	(65,776)	(5,728)	(878)
Issuance of series A and series A+ convertible redeemable preferred shares as deemed dividend	3,097,733	—	—	—
Reconciliation to amounts on the combined and consolidated balance sheets:
Cash and cash equivalents	1,445,802	2,108,123	4,418,416	677,152
Restricted cash	567,794	1,727,727	2,355,850	361,050
Total cash, cash equivalents, and restricted cash	2,013,596	3,835,850	6,774,266	1,038,202

The accompanying notes are an integral part of these combined and consolidated financial statements.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

360 DigiTech, Inc. (the "Company", previously known as "360 Finance, Inc.") was incorporated in Cayman Islands with limited liability on April 27, 2018. The Company, its subsidiaries, its consolidated variable interest entities ("VIEs") (collectively the "Group") are engaged in matching individual borrowers with credit demand to a diversified pool of financial institutions with credit to supply through a digital consumer finance platform.

The Company’s significant subsidiaries and its consolidated VIEs as of December 31, 2020 are as follows:

	Date of	Place of
	Incorporation	Incorporation
Subsidiaries
HK Qirui International Technology Company Limited (“HK Qirui”)	June 14, 2018	Hong Kong
Shanghai Qiyue Information & Technology Co., Ltd. (“Qiyue”)	August 7, 2018	PRC
Shanghai Qidi Information Technology Co., Ltd. (“Qidi”)	June 27, 2019	PRC
Beihai Qicheng Information & Technology Co., Ltd. (“Qicheng”)	August 6, 2019	PRC
VIEs
Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”)	July 25, 2016	PRC
Fuzhou 360 Online Microcredit Co., Ltd. (“Fuzhou Microcredit”)	March 30, 2017	PRC
Fuzhou 360 Financing Guarantee Co., Ltd. (“Fuzhou Guarantee”)	June 29, 2018	PRC
Shanghai 360 Financing Guarantee Co., Ltd. (“Shanghai Guarantee”)	May 20, 2019	PRC

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

The accompanying combined and consolidated financial statements include allocations for various operating costs and expenses of Qibutianxia which related to the Group’s business. These expenses consist primarily of payroll of senior management and shared rental expenses, and brand fees. These allocations were made using a proportionate cost allocation method. The payroll expenses were allocated based on the actual time spent on the provision of services attributable to the Group, and the shared rental expenses and brand fees were allocated based on the actual usage of the building among each business of Qibutianxia. The management believes these allocations are reasonable. Total expenses allocated from Qibutianxia to the Group are RMB 32,015, RMB 3,230 and RMB 11,321 for the years ended 2018, 2019 and 2020, respectively.

360 DIGITECH, INC.

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

360 DIGITECH, INC.

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

360 DIGITECH, INC.

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

360 DIGITECH, INC.

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

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

The following financial statement amounts and balances of the VIEs were included in the accompanying combined and consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	December 31,
	2019	2020
	RMB	RMB
ASSETS
Cash and cash equivalents	1,829,395	3,709,740
Restricted cash	1,373,623	2,006,874
Funds receivable from third party payment service providers	118,860	131,464
Accounts receivable and contract assets, net	2,113,831	2,316,357
Financial assets receivable, net	1,764,738	3,480,605
Security deposit prepaid to third-party guarantee companies	932,983	915,144
Amounts due from related parties	478,767	178,791
Loans receivable, net	139,144	1,018,124
Prepaid expenses and other assets	507,907	202,070
Property and equipment, net	16,773	15,370
Intangible assets	1,933	1,802
Deferred tax assets	704,589	1,353,420
Accounts receivable and contract assets, net-non current	19,508	307,937
Financial assets receivable, net-non current	59,270	645,326
Loans receivable, net-non current	—	50,528
Other non-current assets	55,362	31,539
Total Assets	10,116,683	16,365,091

LIABILITIES
Short term loans	200,000	105,238
Guarantee liabilities	2,840,941	7,724,841
Accrued expenses and other current liabilities	680,987	771,562
Income tax payable	1,037,964	1,151,275
Other tax payable	206,291	215,906
Amounts due to related parties	55,622	71,562
Deferred tax liabilities	—	37,843
Other long-term liabilities	31,184	6,806
Total liabilities	5,052,989	10,085,033

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB
Net revenue	4,375,412	7,318,362	11,062,032
Net income	1,247,147	1,707,839	2,541,386

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB
Net cash provided by operating activities	303,626	2,010,741	3,715,112
Net cash (used in) provided by investing activities	(199,576)	134,286	(1,012,415)
Net cash (used in) provided by financing activities	(543,052)	198,242	(94,762)

The consolidated VIEs contributed 98%, 79% and 82% of the Group's consolidated revenue for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the consolidated VIEs accounted for an aggregate of 50% and 67%, respectively, of the consolidated total assets, and 38% and 68%, respectively, of the consolidated total liabilities.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 12 for disclosure of restricted net assets.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying combined and consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The accompanying combined and consolidated financial statements include the financial statements of the Company, its subsidiaries, and consolidated VIEs. All inter-company transactions and balances have been eliminated.

360 DIGITECH, INC.

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

The Trusts fund loans facilitated by the Group using the funds received from its beneficiaries to the borrowers. The Trusts provide the returns to its beneficiaries through interest payments made by the borrowers.

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

In 2019, the Group received letter of approval for listing and transferring assets based securities (“ABS”) on both Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB 5,000,000 for each, respectively. In 2020, the Group also received letter of approval for listing and transferring assets based securities ("ABS") on Shenzhen Stock Exchange within the issue scale of RMB 10,000,000. As of December 31, 2020, the beneficial rights of RMB 4,000,000 in trusts held by Qiyu were transferred to trust beneficial right asset backed special plans (the “ABS plans”). The ABS plans were securitized and listed on Shanghai Stock Exchange and Shenzhen Stock Exchange, with terms of two years. The Group purchased the whole subordinated tranche securities to provide credit enhancement and certain senior tranche securities. The underlying trusts were continued to be consolidated by the Group. Senior tranche securities held by external institutional funding partners were recorded as "payable to investors of the consolidated trusts - current" with the balance of RMB nil and RMB 2,086,946 as of December 31, 2019 and 2020, respectively and "payable to investors of the consolidated trusts – noncurrent" with the balance of RMB 1,765,175 and RMB 1,468,890 as of December 31, 2019 and 2020, respectively on the consolidated balance sheet.

As of December 31, 2019 and 2020, the balance of delinquent loans repurchased by the Group from the consolidated trusts are RMB 89,938 and RMB 831,203, respectively. For the years ended 31, 2019 and 2020, the Group repurchased the balance of RMB 18,014 and RMB 17,185 performing loans upon liquidation of certain consolidated trusts per the contracts agreed with the counterparty, respectively.

For the years ended December 31, 2018, 2019 and 2020, the provision for loan losses of RMB 33,141, RMB 464,379 and RMB 595,047 were charged to the combined and consolidated statements of comprehensive income, respectively. There were RMB 19,777, RMB 142,882 and RMB 603,758 of loans written off for the years ended December 31, 2018, 2019 and 2020, respectively.

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

360 DIGITECH, INC.

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

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying combined and consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2019	December 31, 2020
	RMB	RMB
ASSETS
Restricted cash	354,104	348,976
Loans receivable, net	9,099,099	6,447,233
Loans receivable, net-noncurrent	—	37,157
Prepaid expenses and other assets	95,840	101,729
Total Assets	9,549,043	6,935,095

	December 31, 2019	December 31, 2020
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	4,423,717	3,117,634
Accrued expenses and other current liabilities	19,460	9,608
Other tax payable	25,431	27,694
Payable to investors of the consolidated trusts-noncurrent	3,442,500	1,468,890
Total liabilities	7,911,108	4,623,826

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenue	70,621	1,279,203	2,089,679
Net (loss) income	(32,708)	469,825	899,010

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(8,749)	382,620	(674,291)
Net cash provided by (used in) investing activities	527,223	(8,989,137)	1,964,538
Net cash (used in) provided by financing activities	(708,466)	7,512,696	(3,268,383)

The consolidated trusts contributed 2%, 14% and 15% of the Group's consolidated revenue for the years ended 2018, 2019 and 2020, respectively. As of December 31, 2019 and December 31, 2020, the consolidated trusts accounted for an aggregate of 47% and 28%, respectively, of the consolidated total assets, and 60% and 31% respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

360 DIGITECH, INC.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, financial assets receivable, guarantee liabilities, allowance for loans receivable, allowance for uncollectible accounts receivable and contract assets, allowance for financial assets receivable, and valuation allowance for deferred tax assets.

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

The loans facilitated under both models are with terms of 1~24 months (the majority are within the terms of 1~12 months) and with principal of up to RMB200.

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

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Loan facilitation and servicing fees -Continued

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

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Loan facilitation and servicing fees - continued

The Group determines that both the institutional funding partners and the borrowers are its customers because they both receive services provided by the Group pursuant to the contractual terms among the Group, the borrowers and the institutional funding partners. For each loan facilitated on the platform, the Group considers the loan facilitation service, post origination service and guarantee service (not applicable for arrangements where the Group does not provide guarantee service) as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Group is released from the underlying risk. Starting from 2020, the Group recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to "revenue from releasing of guarantee liabilities" over the term of the guarantee (see accounting policy for Guarantee Liabilities).While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group's promises to deliver the services are separately identifiable from each other in the contract.

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

The Group first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in ASC 606. The Group does not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

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

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition- continued

Revenue from releasing of guarantee liabilities

Prior to 2020, guarantee liabilities were reduced by repayments for defaults and only the remaining balance at the expiry of the guarantee term was recognized as revenues from guarantee services. With the adoption of ASC 326 in 2020, the stand-ready guarantee liabilities are released into guarantee revenue over the term of the guarantee (see accounting policy for Guarantee Liabilities). For the years ended December 2018, 2019 and 2020, revenue from guarantee liabilities were RMB 25,169, RMB 285,407 and RMB 4,506,935, respectively, which were previously reported as part of other service fee revenues in 2018.

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

The Group provides the referral services to the funding partners also through the Group's Intelligence Credit Engine platform, by matching the borrowers and the funding partners. For loans originated through the platform, the Group charges the funding partners a fixed rate of service fees. The revenue is recognized upon receipt of confirmation by the funding partners of loan facilitation at which time the referral service is deemed completed.

For the years ended December 31, 2018, 2019 and 2020, RMB 211,087 , RMB 375,551 and RMB 265,300 were generated from the referral service, respectively, which were previously reported as part of other service fee revenues in 2018.

Other service fees

Other service fees mainly pertain to the revenue from late fees from borrowers under off-balance capital heavy loans and capital light loans.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition- continued

The following table presents the disaggregation of revenue for the years ended December 31, 2018, 2019 and 2020:

	Year ended	Year ended	Year ended	Year ended
	December	December	December	December
	31, 2018	31, 2019	31, 2020	31, 2020
	RMB	RMB	RMB	USD
Credit driven services	4,170,271	8,013,391	11,403,675	1,747,690
Loan facilitation and servicing fees-capital heavy	3,807,242	6,273,131	4,596,555	704,453
Revenue from loan facilitation services	3,058,084	4,396,300	3,160,457	484,361
Revenue from post-origination services	749,158	1,876,831	1,436,098	220,092
Financing income	267,844	1,309,616	2,184,180	334,740
Revenue from releasing of guarantee liabilities	25,169	285,407	4,506,935	690,718
Other services fees	70,016	145,237	116,005	17,779
Platform services	276,747	1,206,456	2,160,279	331,077
Loan facilitation and servicing fees-capital light	58,348	814,581	1,826,654	279,947
Revenue from loan facilitation services	49,549	672,982	1,416,715	217,121
Revenue from post-origination services	8,799	141,599	409,939	62,826
Referral services fees	211,087	375,551	265,300	40,659
Other services fees	7,312	16,324	68,325	10,471
Total net revenue	4,447,018	9,219,847	13,563,954	2,078,767

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

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310, and from January 1, 2020 ASC Topic 326. The Group established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net default rates used in determining the fair value of guarantee liabilities. The Group evaluates and adjusts its allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

360 DIGITECH, INC.

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

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2019 and 2020 are RMB 978,811 and RMB 1,195,945, respectively, all of which pertain to post-origination service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 99% and 88% of the remaining performance obligations as of December 31, 2019 and 2020 respectively, with the remainder recognized thereafter.

The Group used practical expedient in applying full retrospective method on completed contracts in transiting to ASC 606. For completed contracts that have variable consideration, the Group used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

The Group determines that acquisition cost paid for funding partners based on the amount of loans facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Revenue recognized for years ended December 31, 2018, 2019 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial, and for year ended December 31, 2020 was RMB 73,394.

The Group is subject to value-added tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB 379,762, RMB 547,344 and RMB 795,388, respectively, for the years ended December 31, 2018, 2019 and 2020.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Allowance for credit losses

On January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the "CECL" model).

The Group's financial assets subject to the CECL model mainly include: loans receivable, accounts receivable, contract assets and financial assets receivable, and the allowance for these financial assets is driven by estimated default rate of underlying loans. The Group does not assign internal risk ratings to loans facilitated as they are of small balance and homogeneous. The Group estimates the default rate of loans on a pool basis by taking into consideration the overall trend of historical delinquency rate and collection rate, correlated industrial and macro-economic factors, and other information deemed relevant in assessing future performance of the loan portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible. Other than that, there are no specific credit quality indicators that the Group used to estimate the default rate of the loan portfolio.

The adoption of CECL model does not change the Group's method used to estimate loan losses. The allowance for loans receivable is calculated based on estimated default rate of loans facilitated through the Consolidated Trusts or Fuzhou Microcredit. The allowance for accounts receivable, contract assets and financial assets receivable is assessed in accordance with the estimated default rate of the underlying off-balance loans facilitated. Since the allowance is recorded at loan inception based on the estimated collectability over the entire loan tenure and adjusted in each subsequent reporting period based on update of relevant information, the adoption of the CECL model does not have material impact on the timing and amount of allowance recognized for these financial assets.

Other financial receivables subject to the CECL model mainly include security deposit prepaid to third party guarantee companies, funds receivable from third party payment service providers, receivables from related parties not under common control with the Group, fees receivable from funding partners and security deposit paid to insurance companies, which are of short term and shows no historical default record. The Group determines no allowance is needed for these receivables.

The adoption of ASC 326 also requires the Group to record financial guarantee on a gross basis. As such, the Group recognized a separate contingent guarantee liability with an allowance for credit losses following the CECL model at the inception of loans facilitated with guarantee services provided (see accounting policy for Guarantee Liabilities). The allowance is an estimate of future net-payout by the Group upon borrowers' default, which is ultimately based on the same estimated default rate of loans facilitated as discussed above.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Cash and cash equivalents

Cash and cash equivalents mainly consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents:

(i)	Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2019 and 2020, the amount of restricted cash related to deposit to the funding banks is RMB 1,373,623 and RMB 2,006,874, respectively.
(ii)	Cash held by the trusts and assets management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement. The trusts have a maximum operating period of two years. The cash in the trusts is not available to fund the general liquidity needs of the Group.

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

360 DIGITECH, INC.

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

As of December 31, 2020, the Group’s long-term financial instruments that are not reported at fair value on balance sheet include loans receivable, payable to investors of the consolidated trusts, accounts receivable and contract assets and financial assets receivable. Fair values of these financial instruments are estimated using a discounted cash flow model based on contractual cash flows. The fair values of loans receivable, accounts receivable and contract assets, financial assets receivable are classified as Level 3 fair value measurement due to the significant unobservable inputs concerning the estimation of default rate. The fair value of payable to investors of the consolidated trusts is classified as Level 2 fair value measurement.

As of December 31, 2020, the differences between fair values and carrying amount for loans receivable and payable to investors are due to the discount factor or interests in future periods, and the fair value approximates the carrying amount. For accounts receivable and contract assets, financial assets receivable, the differences are due to the discount factor solely and the fair value approximates the carrying amount.

The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring or non-recurring basis during the periods presented.

360 DIGITECH, INC.

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

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.About adoption of ASC 326, see accounting policy of “Allowance for credit losses”.

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

Depreciation expense on property and equipment for the years ended December 31, 2018, 2019 and 2020 were RMB 3,406, RMB 6,837 and RMB 10,439, respectively.

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

Under capital light model, in the condition of no guarantee service provided, the Group does not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the year ended December 31, 2019 and 2020.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Guarantee liabilities-continued

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

On January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss ("CECL") model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers' default. Allowance for credit losses under CECL model was included in “Provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out. Upon adoption, the Group recognized the cumulative effect of approximately RMB1.43 billion as a decrease to the opening balances of retained earnings, as of January 1, 2020, net of tax effect.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Guarantee liabilities-continued

The following table sets forth the cumulative effect of the changes on the Group's consolidated balance sheet as of January 1, 2020 due to the adoption of ASC 326:

		Adjustments
	As of	due to	As of
	December	the Adoption	January
	31, 2019	of ASC 326	01, 2020
ASSETS
Financial assets receivable	1,971,824	117,321	2,089,145
Deferred tax assets	697,348	336,830	1,034,178

LIABILITIES
Guarantee liabilities-stand ready	2,212,125	(63,723)	2,148,402
Guarantee liabilities-contingent	734,730	1,952,545	2,687,275
Other tax payable	263,856	(4,275)	259,581

SHAREHOLDERS’ EQUITY
Retained earnings	2,071,332	(1,430,396)	640,936

Financial assets receivable

Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction.

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the combined and consolidated income statement. About adoption of ASC 326, see accounting policy of “Allowance for credit losses". Impairment losses of RMB 48,072, RMB 150,940 and RMB 285,720 were recorded in the combined and consolidated statements of operations during the years ended December 31, 2018, 2019 and 2020.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Facilitation, origination and servicing

Facilitation, origination and servicing expense represents cost of services which consists primarily of variable expenses and vendor costs, and costs related to risk management, credit assessment, borrower and system support, payment processing services and third-party collection agencies with facilitating and servicing loans.

Facilitation and origination expense includes expense related to the Group's borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB 12.5 million, RMB 14.7 million and RMB 13.1 million of cash reward for the years ended December 31, 2018, 2019 and 2020, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, the advertising and marketing related expenses were RMB 1,254,315, RMB 2,725,812 and RMB 859,386 , respectively.

Funding costs

Funding cost consists of interest expense the Group pays to institutional funding partners of the Consolidated Trusts and the asset backed securities, trust issuance and costs incurred by the trusts. Funding costs were previously reported as part of Facilitation, origination and servicing expense and General and administrative expenses in 2018.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received. The government grants received by the Group is RMB 7,695, RMB 128,147 and RMB 74,449 for the years ended December 31, 2018, 2019 and 2020, respectively.

360 DIGITECH, INC.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its combined and consolidated balance sheet and under other expenses in its combined and consolidated statement of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019 and 2020.

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

Certain risks and concentrations

As of December 31, 2018, 2019 and 2020, substantially all of the Group's cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC, which management considers to be of high credit quality.

Three major institutional funding partners of the Group funded loans which individually generated greater than 10% of total revenues for the years ended December 31, 2018 and 2019, and two major institutional funding partners individually slightly more than 10% for the years ended December 31, 2020.

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

360 DIGITECH, INC.

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

Convenience translation

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the combined and consolidated balance sheets, and the related combined and consolidated statements of operations, shareholders' equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB 36,365, RMB 71,433 and RMB 72,632 for the years ended December 31, 2018, 2019 and 2020, respectively.

Income (Loss) per share

Basic income (loss) per ordinary share is computed by dividing net income (loss) attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period assuming the ordinary shares were issued and outstanding from the earliest period presented.

The Company's convertible redeemable preferred shares are participating securities as the convertible redeemable preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method of computing earnings per share. For year ended December 31, 2018, two-class method was not applicable as the Group had a net loss attributable to ordinary shareholders due to the deemed dividend recognized (refer to note 12) while the convertible redeemable preferred shares do not have contractual obligations to share in the losses of the Group.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Income (Loss) per share - continued

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

Recent accounting pronouncements

For the year ended December 31, 2019, the Group’s total operating revenue exceeded US$1.35 billion. Therefore, the Group no longer qualified as an emerging growth company as of December 31, 2019, pursuant to the Jumpstart Our Business Startups Act of 2012. In 2019, the Group has adopted all applicable accounting standards which have been effective for public companies for the year beginning on January 1, 2019.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recent accounting pronouncements – continued

Recently Adopted Accounting Guidance

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements by removing, modifying, or adding certain disclosures. The ASU eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and valuation processes for Level 3 fair value measurements. The ASU adds new disclosure requirements for Level 3 measurements. The Group has adopted this new standard effective on January 1, 2020. The Adoption of this new standard did not have a material impact on the Group's consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

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

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The Group's accounts receivable as of December 31, 2019 and 2020 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2019	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	2,371,709	(184,425)	2,187,284
Accounts receivable from post origination service	24,092	(273)	23,819
Total	2,395,801	(184,698)	2,211,103

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2020	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	151,004	(17,462)	133,542
Accounts receivable from post origination service	21,170	(3,958)	17,212
Accounts receivable from referral services	12,180	(1,836)	10,344
Total	184,354	(23,256)	161,098

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET - continued

The movement of allowance for uncollectible accounts receivables for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2018	provision	year	2018
Accounts receivable from loan facilitation service	17,528	64,895	(5,271)	77,152
Accounts receivable from post origination service	—	4,702	(518)	4,184
Total	17,528	69,597	(5,789)	81,336

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2019	provision	year	2019
Accounts receivable from loan facilitation service	77,152	171,602	(64,329)	184,425
Accounts receivable from post origination service	4,184	12,779	(16,690)	273
Total	81,336	184,381	(81,019)	184,698

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2020	provision	year	2020
Accounts receivable from loan facilitation service	184,425	(102,832)	(64,131)	17,462
Accounts receivable from post origination service	273	33,241	(29,556)	3,958
Accounts receivable from referral services	—	1,836	—	1,836
Total	184,698	(67,755)	(93,687)	23,256

The Group's contract assets as of December 31, 2019 and 2020 are as follows:

		Allowance for
		uncollectible	Contract assets,
As of December 31, 2019	Contract assets	Contract assets	net
Contract assets from loan facilitation service	143,685	(6,662)	137,023
Contract assets from post origination service	3,977	(231)	3,746
Total	147,662	(6,893)	140,769

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2020	Contract assets	Contract assets	net
Contract assets from loan facilitation service	2,714,861	(222,526)	2,492,335
Contract assets from post origination service	29,259	(10,045)	19,214
Contract assets from referral services	29,818	—	29,818
Total	2,773,938	(232,571)	2,541,367

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET - continued

The movement of allowance for uncollectible contract assets for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2018	provision	year	2018
Contract assets from loan facilitation service	1,163	1,053	(1,458)	758
Contract assets from post origination service	2,579	918	(3,076)	421
Total	3,742	1,971	(4,534)	1,179

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2019	provision	year	2019
Contract assets from loan facilitation service	758	8,895	(2,991)	6,662
Contract assets from post origination service	421	1,728	(1,918)	231
Total	1,179	10,623	(4,909)	6,893

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2020	provision	year	2020
Contract assets from loan facilitation service	6,662	220,582	(4,718)	222,526
Contract assets from post origination service	231	11,217	(1,403)	10,045
Total	6,893	231,799	(6,121)	232,571

The Group's accounts receivable and contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2019 and 2020 are as follows:

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2019	assets	and contract assets	Assets, net
Accounts receivable from loan facilitation service	131,743	(9,648)	122,095
Accounts receivable from post origination service	1,950	(481)	1,469
Contract assets from loan facilitation service	47,028	(2,062)	44,966
Contract assets from post origination service	795	(144)	651
Total	181,516	(12,335)	169,181

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET - continued

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2020	assets	and contract assets	Assets, net

Accounts receivable from loan facilitation service	—	—	—
Accounts receivable from post origination service	—	—	—
Accounts receivable from referral services	1,004	—	1,004
Contract assets from loan facilitation service	82,528	(8,072)	74,456
Contract assets from post origination service	951	(227)	724
Total	84,483	(8,299)	76,184

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the year ended December 31, 2019 and 2020 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2019	provision	year	2019
Accounts receivable from loan facilitation service	9,437	18,698	(18,487)	9,648
Accounts receivable from post origination service	1,515	6,947	(7,981)	481
Contract assets from loan facilitation service	219	7,680	(5,837)	2,062
Contract assets from post origination service	18	1,951	(1,825)	144
Total	11,189	35,276	(34,130)	12,335

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2020	provision	year	2020

Accounts receivable from loan facilitation service	9,648	30,215	(39,863)	—
Accounts receivable from post origination service	481	14,533	(15,014)	—
Contract assets from loan facilitation service	2,062	22,683	(16,673)	8,072
Contract assets from post origination service	144	7,639	(7,556)	227
Total	12,335	75,070	(79,106)	8,299

The year end balances primarily consisted of receivables and contract assets associated with loans originated in the current year.

The past-due balance of the Group's accounts receivable as of December 31, 2020 is immaterial.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.           FINANCIAL ASSETS RECEIVABLE

The Group's financial assets receivable as of December 31, 2019 and 2020 are as follows:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Financial assets receivable	2,142,627	4,601,642
Allowance for uncollectible receivables	(170,803)	(390,834)
Financial assets receivable, net	1,971,824	4,210,808

The movement of financial assets receivable for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB
Balance at beginning of year	286,380	1,250,277	2,142,627
Adoption of ASC 326	—	—	117,321
Addition in the current year	1,881,072	3,650,311	6,885,976
Collection in the current year	(909,501)	(2,721,168)	(4,478,593)
Write-off	(7,674)	(36,793)	(65,689)
Balance at end of year	1,250,277	2,142,627	4,601,642

The movement of allowance for uncollectible receivables for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB
Balance at beginning of year	16,258	56,656	170,803
Current year net provision	48,072	150,940	285,720
Write-off	(7,674)	(36,793)	(65,689)
Balance at end of year	56,656	170,803	390,834

The Group's financial assets receivable generated from related parties and recorded in amounts due from related parties as of December 31, 2019 and 2020 are as follows:

	December 31,	December 31,
	2019	2020
	RMB	RMB

Financial assets receivable	130,765	3,149
Allowance for uncollectible receivables	(13,633)	(2,033)
Financial assets receivable, net	117,132	1,116

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.           FINANCIAL ASSETS RECEIVABLE - continued

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2019 and 2020 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2019	2020
	RMB	RMB

Balance at beginning of year	125,936	130,765
Addition in the current year	329,164	35,151
Collection in the current year	(316,926)	(124,830)
Write-off	(7,409)	(37,937)
Balance at end of year	130,765	3,149

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2019 and 2020 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2019	2020
	RMB	RMB

Balance at beginning of year	5,806	13,633
Current year net provision	15,236	26,337
Write-off	(7,409)	(37,937)
Balance at end of year	13,633	2,033

The year end balances primarily consisted of receivables associated with loans facilitated in the current year. The principal of financial assets receivable as of December 31, 2020 from loans facilitated in 2019 is immaterial.

The following table summarizes the aging of the Group's financial assets receivable to be received in more than one year:

		31-60	over 60		Total
	0-30 days	days	days		financial
	past	past	past		assets
	due	due	due	Current	receivable
Financial assets receivable-non current	2,357	917	3,265	638,787	645,326

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

5.           LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Loans receivable	9,591,204	8,010,081
Less allowance for loan losses	(351,639)	(421,767)
Loans receivable, net	9,239,565	7,588,314

As of December 31, 2019 and 2020, the accrued interest receivables are RMB 42,770 and RMB 87,278, ( net of allowance RMB 2,252 and RMB 3,200, respectively) which is recorded under loans receivable.

The following table presents the aging of loans as of December 31, 2019 and 2020:

	0-30 days	31-60 days	over 60 days	Total amount
	past due	past due	past due	past due	Current	Total loans
December 31, 2019 (RMB)	90,420	55,992	—	146,412	9,444,792	9,591,204
December 31, 2020 (RMB)	43,766	32,038	—	75,804	7,934,277	8,010,081

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days in 2020 (60 days in 2019). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the years ended December 31, 2018, 2019 and 2020, the Group has charged off loans receivable of RMB 31, RMB 162 million and RMB 637 million, respectively.

Movement of allowance for loan losses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of year	12,406	25,895	351,639
Provision for loan losses	44,474	486,991	698,701
Gross write-off	(30,985)	(161,976)	(636,766)
Recoveries	—	729	8,193
Balance at end of year	25,895	351,639	421,767

The Group’s nonaccrual loans are nil as of December 31, 2019 and 2020.

The principal of loans receivable as of December 31, 2020 by year of origination is as follows:

	2020	2019	Total loans
Loans receivable	7,987,657	22,424	8,010,081

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

6.             SHORT-TERM LOANS

Short-term loans as of December 31, 2020 represents bank borrowings of USD 12,500 and RMB 105,238 obtained from domestic commercial banks. The short-term loan of USD 12,500 bears interest rates of Hongkong InterBank Offered Rate (“HIBOR”) plus 300bps. The loan of RMB 105,238 applying a fixed rate of 4.05%.

7.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	December 31,
	2019	2020
	RMB	RMB
User traffic direction fees	217,932	201,041
Payable for third-party service fee	145,834	196,718
Payable to institutional funding partners (1)	212,279	163,234
Accrued payroll and welfare	92,502	144,784
Lease liability	21,020	28,528
Others	31,351	75,456
Total	720,918	809,761
(1)	Payable to institutional funding partners mainly include amounts collected from the borrowers but have not been transferred to the institutional funding partners due to holiday breaks.

8.            GUARANTEE LIABILITIES

The movement of guarantee liabilities during 2019 and 2020 is as follows:

Guarantee liabilities-stand ready

RMB
As of January 1, 2019	1,399,174
Provision at the inception of new loans	3,979,475
Net payout (1)	(2,881,118)
Release on expiration	(285,406)
As of December 31, 2019	2,212,125
Adoption of ASC 326	(63,723)
As of January 1, 2020	2,148,402
Provision at the inception of new loans	6,921,127
Released into revenue	(4,896,032)
As of December 31, 2020	4,173,497

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

8.            GUARANTEE LIABILITIES - continued

Guarantee liabilities-contingent

RMB
As of January 1, 2019	—
Expense on guarantee liabilities	734,730
As of December 31, 2019	734,730

Adoption of ASC 326	1,952,545
As of January 1, 2020	2,687,275
Provision for contingent liabilities	4,794,127
Net payout (1)	(3,937,948)
As of December 31, 2020	3,543,454
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

The following table summarizes the aging of the Group's contractual amounts of the outstanding loans subject to guarantee:

		31-60	61-90	Over 90
	0-30 days	days	days	days
	past	past	past	past
	due	due	due	due	Current	Total loans

Contractual amounts of the outstanding loans subject to guarantee:	355,252	158,048	68,919	—	55,019,645	55,601,864

As of December 31, 2019 and 2020, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB 47,189,538 and RMB 55,601,864, respectively. The approximate term of guarantee compensation service ranged from 1 month to 24 months, as of both December 31, 2019 and 2020. As of December 31, 2019 and 2020, the contractual amounts of the outstanding loans not subject to guarantee by the Group were estimated to be RMB 4,002,754 and RMB 7,691,120, respectively.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.            RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2018, 2019 and 2020:

Name of related parties	Relationship with the group
360 Security Technology Inc. (“360 Group”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifutong Technology Co., Ltd. (“Qifutong”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Beijing Qibutianxia Technology Co., Ltd. (“Qibutianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Ningbo Siyinjia Investment management co. Ltd. ("Ningbo Siyinjia")	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Inc. (“Jinshang”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Youdaojingwei Assets Management Co.Ltd. ("Youdaojingwei")	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Xixian New Area Financial Asset Exchange Co., Ltd (“Xixian”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifei Xiangyi Consultation Co., Ltd (“ Beijing Qifei ”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Hangzhou Qifei Huachuang Technology Co, Ltd (“ Hangzhou Qifei ”)	Investee of the Group
Shanghai Jiehu Internet Technology Co., Ltd. ("Shanghai Jiehu")	Entity controlled by Mr. Zhou, the Chairman of the Group
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Tianjin Yujie Technology Co., Ltd. (Yujie)	Entity controlled by Mr. Zhou, the Chairman of the Group
Shareholders	Shareholders of the Group
Others	Entities controlled by Mr. Zhou, the Chairman of the Group

The Group entered into the following transactions with its related parties:

For the years ended December 31, 2018, 2019 and 2020, services provided by the related parties were RMB 157,881, RMB 129,061 and RMB 143,881, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Bandwidth service fee charged by Qihu	18,530	46,191	80,514
Referral service fee charged by Qihu	13,158	47,640	24,507
Referral service fee charged by Qibutianxia	—	—	15,152
Corporate expenses allocated from Qibutianxia	32,015	3,230	11,321
Rental expenses charged by Beijing Qifei	—	5,074	7,137
Labor cost charged by Xixian	—	10,657	2,130
Referral service fee charged by Qifutong	43,688	7,905	—
Interests charged by Youdaojingwei for funds provided	40,497	—	—
Others	9,993	8,364	3,120
Total	157,881	129,061	143,881

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.            RELATED PARTY BALANCES AND TRANSACTIONS – continued

For the years ended December 31, 2018, 2019 and 2020, services provided to the related parties were RMB 502,614, RMB 1,037,480 and RMB 346,378, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Referral service fee charged from Qicaitianxia	196,013	197,018	3,558
Loan facilitation services fee charged from Jinshang	134,884	59,871	150,515
Loan facilitation services fee charged from Beijing Zixuan	128,970	517,776	47,516
Loan facilitation services fee charged from Kincheng	—	—	15,254
Post-origination services fee charged from Jinshang	33,153	43,497	48,094
Post-origination services fee charged from Beijing Zixuan	8,559	215,019	74,417
Post-origination services fee charged from Kincheng	—	—	433
Others	1,035	4,299	6,591
Total	502,614	1,037,480	346,378

Beijing Zixuan is the subsidiary of Qibutianxia which is ultimately controlled by Mr. Zhou. Beijing Zixuan runs a P2P platform, referring individual investors as the funding partners to the Group's platform. Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group's platform. Kincheng is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group's platform. Historically, the Group directly collected service fees from the borrowers. Started from 2018, the Group contractually changed its payment flow model by collecting service fees from Beijing Zixuan/Jinshang instead of from borrowers. The amounts from Beijing Zixuan, Jinshang and Kincheng represent the loan facilitation service and post-origination service fees charged from them.

As of December 31, 2019 and 2020, amounts due from related parties were RMB 478,767 and RMB 193,305, respectively, and details are as follows:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Jinshang	50,666	158,655
Kincheng	—	13,505
Shareholders(1)	20,459	11,100
Beijing Zixuan	404,416	5,608
Qicaitianxia	1,050	1,004
Qifutong	1,000	1,000
Others	1,176	2,433
Total	478,767	193,305
(1)	The balance as of December 31, 2020 represents the ADS registration fees incurred on behalf of certain shareholders that are to be reimbursed from them.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.            RELATED PARTY BALANCES AND TRANSACTIONS. – continued

As of December 31, 2019 and 2020, amounts due to related parties were RMB 55,622 and RMB 71,562 respectively, and details are as follows:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Qibutianxia	1,842	13,656
Qihu	39,836	24,624
Yujie	—	16,061
Xixian	6,318	6,714
Qicaitianxia	5,552	1,433
Others	2,074	9,074
Total	55,622	71,562

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. The amounts of loans under such arrangement are RMB 22,831,912 and RMB 19,346,618 as of December 31, 2019 and 2020 respectively.

In September, 2020, Beijing Qifei transferred to the Group part of its interest in Hangzhou Qifei, a joint venture company established by Beijing Qifei and an independent third party. After the transfer, Beijing Qifei and the Group hold 26% and 25% of the equity interest in the investee, respectively. As part of the arrangement, the Group is responsible to assist Hangzhou Qifei in meeting certain performance targets but is not obligated to fund the loss of the investee. The Group accounted for the equity investment using alternative measurement, and the carrying amount as of December 31, 2020 was nil.

In October 2020, the Group established a joint venture company in Shanghai, China through Qiyu together with Shanghai Jiehu and an independent third party, Shanghai Changfeng Investment (Group) Co., Ltd.(“Changfeng”), to develop and build regional headquarter and the affiliated industrial park for 360 Group. Changfeng, Shanghai Jiehu and the Group each holds 30%, 30% and 40% of the equity interests of the joint venture, respectively. Pursuant to the joint venture agreement, the shareholders will contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. The Group accounted for the investment using equity method. As of December 31, 2020, no capital contribution was made and carrying amount of the investment was zero. Subsequent to the year end, a total of RMB1 billion were contributed by the shareholders to acquire land use rights, of which RMB0.4 billion was funded by Qiyu.

10.           INCOME TAXES

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. In November 2018, Qiyu received its "high and new technology enterprises" status and was entitled to a reduced EIT rate of 15% from 2018 to 2020. In November 2020, Qiyue received its "high and new technology enterprises" status and was entitled to a reduced EIT rate of 15% from 2020 to 2022. In August 2019, Qicheng benefited from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China. The 40% of the EIT payables of Qicheng could be further reduced as it is located in Autonomous Region of China.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.           INCOME TAXES – continued

PRC – continued

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries domiciled in Hong Kong has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The current and deferred portion of income tax expenses included in the combined and consolidated statements of operations, which were all attributable to the Group is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax	375,066	1,179,089	1,355,651
Deferred tax	91,294	(713,106)	(769,615)
Total	466,360	465,983	586,036

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income before income tax benefit	1,659,671	2,967,287	4,081,745
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	414,918	741,822	1,020,436
Effect of different tax rate of subsidiary operation in other jurisdiction	5,424	3,875	3,728
Effect of non-deductible expenses	151,987	63,070	75,881
Effect of preferential tax rate and tax exemption	(84,120)	(202,095)	(452,033)
Effect of enacted tax rate change of deferred tax assets/liabilities	—	(95,048)	248
Effect of research and development super-deduction	(21,849)	(47,846)	(69,802)
Effect of valuation allowance movement of deferred tax assets	—	2,205	7,578
Income tax expense	466,360	465,983	586,036

The effect of the preferential tax rates on the income per share is as follows:

	Years Ended December 31,
	(Amounts in Thousands Except Per Share Data)
	2018	2019	2020
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	84,120	297,143	451,785
Income per share effect-basic	0.41	1.03	1.51
Income per share effect-diluted	0.41	0.99	1.47

360 DIGITECH, INC.

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

10.           INCOME TAXES – continued

PRC – continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Guarantee liabilities	1,182,114	1,628,214
Advertising expenses	290,720	—
Provision for accounts receivable and contract assets	236,252	34,889
Provision for loan losses	84,452	186,462
Net operating loss carry forwards	12,951	22,785
Gross deferred tax assets	1,806,489	1,872,350
Valuation allowance on deferred tax assets	(2,205)	(9,783)
Deferred tax liabilities	1,804,284	1,862,567
Uncollected revenues	(1,106,936)	(501,848)
Total deferred tax liabilities	(1,106,936)	(501,848)
Net deferred tax assets	697,348	1,360,719

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, as of December 31, 2019 and 2020, the Group recorded an allowance of RMB 2,205 and RMB 9,783 respectively for deferred tax assets which are not more likely than not to be realized.

As of December 31, 2020, the Group had net operating loss carryforwards in PRC entities of RMB 52,007, which will expire from 2023 to 2025.

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

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was RMB 4,264,093 and RMB 5,964,686 as of December 31, 2019 and 2020, respectively.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.           INCOME TAXES – continued

PRC – continued

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2019 and 2020.

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

11.           SHARE-BASED COMPENSATION

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

The Company's board of directors and shareholders approved the 2019 Share Incentive Plan (the "2019 Plan") and amended it in August 2020, for the granting of share options and restricted shares to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service. Under the 2019 plan, the maximum aggregate number of shares which may be issued is 17,547,567 ordinary shares,and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 or such fewer amount as determined by the board of directors. The share options and restricted shares expire 10 years from the date of grant.

Stock options

On May 20 and November 20, 2018, and May 20, 2020, the Company granted 24,627,493, 690,023 and 3,514 stock options, respectively, with an exercises price of US$0.00001 per share to certain employees, directors and officers. The stock options shall vest over a period from immediate to 4 years. The grant date fair value per option was RMB 48.64, RMB 60.77 and RMB 32.02, respectively.

The Company used the binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from an independent valuation firm. The fair value of options approximates the fair value of underlying ordinary shares as the exercise price is nominal.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.           SHARE-BASED COMPENSATION – continued

Share incentive plan - continued

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

A summary of option activity during period from January 1, 2020 to December 31, 2020 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contract Life	Intrinsic Value
		USD	Years	RMB
Options outstanding at January 1, 2020	18,032,970	0.00001	6.91	613,301
Options granted in 2020	3,514	0.00001	8.79	135
Options forfeited in 2020	(145,759)	0.00001	5.83	—
Options exercised in 2020	(10,279,338)	0.00001	5.75	(395,343)
Options outstanding at December 31, 2020	7,611,387	0.00001	6.20	292,734
Options exercisable at December 31, 2020	3,639,244	0.00001	5.99	139,965
Options vested or expected to be vested at December 31, 2020	7,611,387	0.00001	6.20	292,734

As of December 31, 2020, there was RMB 89,369 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 0.60 years.

Restricted Shares

A summary of the restricted shares for the year ended December 31, 2020 was stated below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value
Outstanding at January 1, 2020	1,266,825	30.18
Granted	15,959,139	40.31
Forfeited	(150,502)	30.63
Vested	(753,642)	30.43
Outstanding at December 31, 2020	16,321,820	40.07

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.           SHARE-BASED COMPENSATION – continued

Share incentive plan - continued

The restricted shares granted shall vest in accordance with contractual schedules over a period from three to five years. The fair value of the restricted shares was determined by the closing sales price of the shares on the grant date. The total fair value of the restricted shares vested for the years ended December 31, 2020 was RMB 22,931. As of December 31, 2020, there was RMB 598,244 of unrecognized compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 1.93 years.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	Year ended,	Year ended,
	December 31, 2019	December 31, 2020
	RMB	RMB
Facilitation, origination and servicing expenses	55,601	72,192
Sales and marketing expenses	6,805	8,164
General and administrative expenses	188,022	220,805
Total	250,428	301,161

12.         ORDINARY SHARES AND PREFERRED SHARES

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

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.         ORDINARY SHARES AND PREFERRED SHARES - continued

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

As of December 31, 2019, there were 293,420,800 ordinary shares outstanding, par value $0.00001 per share, being the sum of 253,600,214 Class A ordinary shares and 39,820,586 Class B ordinary shares. As of December 31, 2020, there were 304,453,780 ordinary shares outstanding, par value $0.00001 per share, being the sum of 264,633,194 Class A ordinary shares and 39,820,586 Class B ordinary shares.

13.         STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2019 and 2020.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2019 and 2020, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 2,615,880 and RMB 2,740,408, respectively (including the statutory reserve fund of RMB 14,880 and RMB 125,389 as of December 31, 2019 and 2020, respectively).

14.         LEASE

Operating lease as lessee

The Group enters into operating leases primarily for general office space. The Group’s leases typically have original terms not exceeding 5 years. These leases have remaining lease terms of 1 year to 3 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

Lease costs are included in general and administrative expenses. Operating lease expenses were RMB 8,455, RMB 20,139 and RMB 28,999 for the years ended December 31, 2018, 2019 and 2020, respectively.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

14.         LEASE - continued

Operating lease as lessee- continued

Supplemental cash flow information related to leases was as follows:

	Year ended,	Year ended,
	December 31, 2019	December 31, 2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	22,896	30,536
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	29,667	36,236

The following table shows ROU assets and lease liabilities as of December 31, 2019 and 2020 (except lease term and discount rate):

	Year ended,	Year ended,
	December 31, 2019	December 31, 2020
	RMB	RMB
Right-of-use assets	55,362	48,990
Operating lease liabilities-current	21,020	28,528
Operating lease liabilities-non current	31,184	14,974

	Year ended,	Year ended,
	December 31, 2019	December 31, 2020
	RMB	RMB
Weighted-average remaining lease term	2.27	1.69
Weighted-average discount rate	9.88%	6.16%

The maturities of operating lease liabilities as of December 31, 2019 and 2020 are as follows:

Year ended,
December 31, 2019
RMB
2020	26,157
2021	26,260
2022	5,177
2023	269
2024 and thereafter	—
Total undiscounted lease payments	57,863
Imputed interest	(5,659)
Total lease liabilities	52,204

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

14.         LEASE - continued

Operating lease as lessee- continued

Year ended,
December 31, 2020
RMB
2021	32,255
2022	13,582
2023	710
2024	—
2025 and thereafter	—
Total undiscounted lease payments	46,547
Imputed interest	(3,045)
Total lease liabilities	43,502

15.          COMMITMENTS AND CONTINGENCIES

Contingencies

Historically the Group has provided guarantees to certain institutional funding partners through a subsidiary that does not hold a financing guarantee license. In October 2019, The China Banking and Insurance Regulatory Commission, promulgated a new regulation pursuant to which this structure, may not deemed appropriate. The Group has ceased the business in 2020, and for existing loans, the Group will execute the contract until the expiration of the loans. The new regulation is silent with respect to any grace period that may be permitted to undertake the restructuring. Management has concluded, with the advice of the Group's legal counsel, that it is not reasonably possible to estimate any potential financial exposure the group may have as a result of operating the business during this intermediate time period, due to the substantial uncertainties regarding the interpretation and application of the relevant laws and regulations. As of December 31, 2020, the outstanding loan balance under this guarantee model amounted to RMB 6.37 billion, constituting 7% of total outstanding loan balance facilitated by the Group (excluding loans delinquent for more than 180 days).

In July 2020, the China Banking and Insurance Regulatory Commission promulgated a new regulation stating that regional banks that carry out internet lending business shall mainly serve local customers, prudently conduct business across administrative regions of registration, and effectively identify and monitor the development of business across administrative regions of registration. Given to the lack of exact definition regarding the regional banks in the existing laws and regulations, there are uncertainties as to how the regulation will be interpreted and implemented and its impact the Company's current business operations with funding partners that are deemed as regional banks.

360 DIGITECH, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

16.          NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2018, 2019 and 2020, for the purpose of calculating net (loss) income per share as a result of the Reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Reorganization took place from the earliest date.

Basic and diluted net income (loss) per share for each of the periods presented were calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income attributable to shareholders of the Company	1,193,311	2,501,595	3,496,606
Deemed dividend to shareholders upon issuance of Series A and A+ preferred share (note 12)	(3,097,733)	—	—
Net (loss) income attributable to Class A and Class B ordinary shareholders for computing basic and diluted net income (loss) per share	(1,904,422)	2,501,595	3,496,606
Denominator:
Weighted average Class A and Class B ordinary shares outstanding used in computing basic income (loss) per ordinary share	202,751,277	288,827,604	298,222,207
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted shares using the treasury stock method	—	12,110,866	8,442,892
Weighted average Class A and Class B ordinary shares outstanding used in computing diluted income (loss) per ordinary share	202,751,277	300,938,470	306,665,099
Basic net (loss) income per share	(9.39)	8.66	11.72
Diluted net (loss) income per share	(9.39)	8.31	11.40

For the year ended December 31, 2018, stock options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 2,679,463 on a weighted average basis. In addition, 21,857,895 number of Preferred Shares calculated on a weighted average basis were excluded from the calculation of diluted net loss per share in 2018 as their inclusion would have been anti-dilutive. For the years ended December 31, 2019 and 2020, no options or RSUs were excluded from the calculation of diluted EPS due to the anti-dilutive effect.

17.         SUBSEQUENT EVENTS

No subsequent events noted other than already disclosed in Note 9 above.

360 DIGITECH, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

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

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited combined and consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2020, was more than 25% of the Company’s combined and consolidated net assets as of December 31, 2020.

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Cash and cash equivalents	6,905	19,560	2,998
Amount due from subsidiaries	1,659,444	1,632,772	250,233
Investments in subsidiaries and VIEs	5,566,790	7,940,533	1,216,940
TOTAL ASSETS	7,233,139	9,592,865	1,470,171
LIABILITIES AND EQUITY
LIABILITIES
Accrued expenses and other current liabilities	5,582	2,751	422
Amount due to subsidiaries	14,115	27,973	4,287
Short term loans	—	81,563	12,500
TOTAL LIABILITIES	19,697	112,287	17,209
EQUITY
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 302,707,339 shares issued and 293,420,800 shares outstanding as of December 31, 2019, and 309,833,035 shares issued and 304,453,780 shares outstanding as of December 31, 2020, respectively)	20	21	3
Additional paid-in capital	5,117,184	5,417,406	830,254
Retained earnings	2,071,332	4,137,542	634,106
Other comprehensive income (loss)	24,906	(74,391)	(11,401)
TOTAL EQUITY	7,213,442	9,480,578	1,452,962
TOTAL LIABILITIES AND EQUITY	7,233,139	9,592,865	1,470,171

360 DIGITECH, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Operating costs and expenses	(10,367)	(12,922)	(16,453)	(2,522)
Interest income (loss)	187	712	(2,349)	(360)
Foreign exchange losses	(11,518)	(491)	(376)	(58)
Other income, net	—	453	15,148	2,322
Net loss before taxes and income from equity in subsidiaries and VIEs	(21,698)	(12,248)	(4,030)	(618)
Equity in earnings of subsidiaries and VIEs	1,215,009	2,513,843	3,500,636	536,496
Net income before taxes	1,193,311	2,501,595	3,496,606	535,878
Income tax expenses	—	—	—	—
Net income attributable to shareholders of the Company	1,193,311	2,501,595	3,496,606	535,878
Deemed dividend	(3,097,733)	—	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(1,904,422)	2,501,595	3,496,606	535,878

360 DIGITECH, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net income attributable to shareholders of the Company	1,193,311	2,501,595	3,496,606	535,878
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,683	21,223	(99,297)	(15,218)
Other comprehensive income (loss)	3,683	21,223	(99,297)	(15,218)
Total comprehensive income	1,196,994	2,522,818	3,397,309	520,660
Deemed dividend	(3,097,733)	—	—	—
Comprehensive (loss) income attributable to ordinary shareholders	(1,900,739)	2,522,818	3,397,309	520,660

360 DIGITECH, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income attributable to shareholders of the Company	1,193,311	2,501,595	3,496,606	535,878
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs	(1,215,009)	(2,513,843)	(3,500,636)	(536,496)
Changes in operating assets and liabilities
Accrued expenses and other current liabilities	8,559	(3,070)	(2,625)	(402)
Amounts due from subsidiaries	(1,346,627)	(276,960)	(65,801)	(10,084)
Net cash used in operating activities	(1,359,766)	(292,278)	(72,456)	(11,104)
Cash Flows from Investing Activities:
Investments in subsidiaries	—	(35,652)	—	—
Net cash used in Investing Activities	—	(35,652)	—	—
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon IPO	327,236	—	—	—
Payment of IPO costs	(12,100)	(3,080)	—	—
Proceeds from short-term loans	1,393,812	—	86,305	13,227
Net cash (used in) provided by financing activities	1,708,948	(3,080)	86,305	13,227
Effect of foreign exchange rate changes	(13,028)	1,761	(1,194)	(183)
Net (decrease) increase in cash and cash equivalents	336,154	(329,249)	12,655	1,940
Cash, cash equivalents, and restricted cash, beginning of year	—	336,154	6,905	1,058
Cash, cash equivalents, and restricted cash, end of year	336,154	6,905	19,560	2,998

Notes to condensed financial statements

1.	360 DigiTech, Inc. was founded in April 2018 in Cayman Islands. The condensed full year result of the Company has been prepared assuming the Reorganization (see Note 1 in the combined and consolidated financial statements) was in effect from January 1, 2018.
2.	The condensed financial statements of 360 DigiTech, Inc. have been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in earnings of subsidiaries and VIEs on the statement of operations.
3.	As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.
4.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Combined and Consolidated Financial Statements.