Form 20-F
period 2021-12-31
360 DigiTech, Inc.
filed 2022-04-28
CIK 1741530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

As of December 31, 2021, there were 310,486,975 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 270,666,389 class A ordinary shares (excluding 4,946,043 class A ordinary shares issued to the depositary bank and reserved for future exercise or vesting of share incentive awards) and 39,820,586 class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☒ Yes   ☐ No

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

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“360 DigiTech,” “we,” “us,” “our company” and “our” are to 360 DigiTech, Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China and their respective subsidiaries;
●	“ADSs” are to our American depositary shares, each of which represents two class A ordinary shares;
●	“Shanghai Qibutianxia” are to Shanghai Qibutianxia Information Technology Co., Ltd., which was formerly known as Beijing Qibutianxia Technology Co., Ltd.;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“class B ordinary shares” are to our class B ordinary shares, par value US$0.00001 per share;
●	“inception” are to the date of our inception, July 25, 2016;
●	“Fuzhou Financing Guarantee” are to Fuzhou 360 Financing Guarantee Co., Ltd.;
●	“Fuzhou Microcredit” are to Fuzhou 360 Online Microcredit Co., Ltd.;
●	“ordinary shares” or “Ordinary Shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00001 per share;
●	“our VIEs” are to Shanghai Qiyu, Fuzhou Financing Guarantee and Shanghai Financing Guarantee;
●	“our WFOE” are to Shanghai Qiyue Information Technology Co., Ltd.;
●	“360 Group” are to 360 Security Technology Inc. and its controlled affiliates;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shanghai Financing Guarantee” are to Shanghai 360 Financing Guarantee Co., Ltd.;
●	“Shanghai Qiyu” are to Shanghai Qiyu Information Technology Co., Ltd.; and
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

In addition, unless the context indicates otherwise, for the discussion of our business references in this annual report to:

●	“delinquency rate by vintage” are to (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total initial principal amount of loans in such vintage;
●	“capital-light loans” are to loans facilitated under our capital-light loan facilitation model, for which we take no or limited credit risk;
●	“capital-heavy loans” are to loans originated or facilitated under credit-driven services, including off-balance-sheet capital heavy loans and on-balance-sheet loans, for which we take substantially all credit risk;

●	“Credit-Tech” are to credit technology, which refers to advanced or innovative technologies, business models or operational solutions that empower and enhance credit services, such as loan facilitation services, by improving efficiency and quality.
●	“delinquent loan collection rate” are to a percentage, which is equal to the difference obtained by using one minus a fraction, the numerator of which is the ending balance of M2 loans of the given month and the denominator of which is the beginning balance of M1 loans of such month. M0, M1 and M2 loans here are defined as loans that are not delinquent, delinquent for one month and delinquent for two months, respectively;
●	“loan facilitation volume” or “loan origination volume” is to the total principal amount of loans facilitated or originated through our platform during the given period;
●	“90 day+ delinquency rate” is to the outstanding principal balance of on- and off-balance sheet loans that are 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” are not included in the delinquency rate calculation;
●	“outstanding loan balance” are to the total amount of principal outstanding for loans facilitated or originated through our platform at the end of each period, excluding loans delinquent for more than 180 days unless the content specifically provides otherwise;
●	“repeat borrower contribution” or “loan origination contributed by repeat borrowers” for a given period are to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation volume through our platform during that period; and
●	“users with approved credit lines” are to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the Credit-Tech industry in China;
●	our expectations regarding demand for and market acceptance of our Credit-Tech products;
●	our expectations regarding keeping and strengthening our relationships with borrowers, financial institution partners, data partners and other parties we collaborate with;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

PART I.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with our Consolidated Affiliated Entities

360 DigiTech, Inc. is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in its consolidated affiliated entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, such as the distribution of online information. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Special Management Measures for the Access of Foreign Investment (Negative List) and other applicable laws and regulations. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, we operate certain of our businesses in China through our VIEs, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and the nominee shareholders of our VIEs to control the business operations of our VIEs. Revenues contributed by our VIEs accounted for 93%, 97% and 92% of our total net revenue for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “360 DigiTech,” refers to 360 DigiTech, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and their subsidiaries in China, including but not limited to Shanghai Qiyu, Fuzhou Financing Guarantee and Shanghai Financing Guarantee. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including (i) powers of attorney, equity pledge agreements and loan agreements, which provide us with effective control over our VIEs in China, (ii) exclusive consultation and service agreements, which allow us to receive economic benefits from our VIEs in China, and (iii) exclusive option agreements, which provide us with the option to purchase the equity interests in, and assets of, our VIEs. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with our VIEs and Their Shareholder.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements between us and our VIEs will be resolved through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. These arrangements have not been tested in arbitral tribunals or courts. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States, and the uncertainties involved in it could limit our ability to enforce these contractual arrangements. Further, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on contractual arrangements with our VIEs and the shareholders of our VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. In addition, on June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law, the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA would be reduced from three years to two. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted offshore by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, our VIEs or their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and our VIEs in China, including, among others, financing guarantee business license owned by Fuzhou Financing Guarantee and Shanghai Financing Guarantee, value-added telecommunications license owned by Shanghai Qiyu, the incorporation approval of Fuzhou Microcredit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, we and our VIEs may be required to obtain permissions from or complete the filing procedures with the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in case of any future issuance of securities to foreign investors. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required if we conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization

360 DigiTech, Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, 360 DigiTech, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our VIEs.

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 360 DigiTech, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to 360 DigiTech, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE, and payment of withholding tax. As a result of these PRC laws and regulations, amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of our company’s which is RMB2,615.9 million, RMB2,740.4 million and RMB8,283.6 million (US$1,299.9 million) as of December 31, 2019, 2020 and 2021, respectively. Our PRC subsidiaries, our VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. In addition, under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, profits of a FIE generated in or after 2008 that are distributed to its immediate holding company outside Mainland China are subject to withholding tax at a rate of 10%, unless the foreign holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For example, a holding company in Hong Kong, subject to approval of the PRC local tax authority, will be eligible to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC FIE distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China— Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment,” and “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until any of them generates accumulated profits and meets the requirements for statutory reserve funds.

Under PRC law, 360 DigiTech, Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. 360 DigiTech, Inc. has extended loans to our PRC subsidiaries and VIEs since 2018. The related cash flows include: (i) a net repayment of RMB29.2 million and RMB67.2 million by PRC subsidiaries in 2019 and 2020, respectively, and a net funding of RMB51.7 million (US$8.1 million) to PRC subsidiaries in 2021; and (ii) a net repayment of RMB229.5 million, RMB3.6 million and RMB205.5 million (US$32.2 million) by VIEs in 2019, 2020 and 2021, respectively.

Our VIEs may transfer cash to our relevant WFOE by paying service fees according to the exclusive consultation and service agreements. Our VIEs agree to pay our WFOE service fees, the amount of which are subject to adjustment at our WFOE’s sole discretion taking into consideration of the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided, among others. Our WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. In 2019, 2020 and 2021, service fees charged and paid to our WFOE by our VIEs in China amounted to RMB4.3 million, RMB89.7 million and RMB5,001.9 million (US$784.9 million), respectively. In 2019, 2020 and 2021, service fees charged and paid to our other PRC subsidiaries by our VIEs in China amounted to nil, RMB286.4 million and RMB616.5 million (US$96.7 million), respectively.

In 2019 and 2020, our VIEs in China extended loans to our PRC subsidiaries with a net cash outflow of RMB40.2 million and RMB20.0 million, respectively. In 2021, our PRC subsidiaries paid up the outstanding loans and started to extend loans to our VIEs in China with a net cash outflow of RMB3,658.3 million (US$574.0 million). In 2019, 2020 and 2021, the total amount of service fees charged and paid to our VIEs in China by our PRC subsidiaries under the shared service agreement was RMB4.6 million, RMB20.3 million and RMB258.2 million (US$40.5 million), respectively.

In 2019, 2020 and 2021, no assets other than cash flows discussed above were transferred through our organization.

In November 2021, our board of directors approved a dividend of US$0.14 per ordinary share, or US$0.28 per ADS, for the third fiscal quarter of 2021, which has been paid on January 18, 2022 to shareholders of record as of the close of business on December 15, 2021. In March 2022, our board of directors approved a dividend of US$0.13 per ordinary share, or US$0.26 per ADS, for the fourth fiscal quarter of 2021, which will be paid on May 13, 2022 to shareholders of record as of the close of business on April 6, 2022. We intend to declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of our company’s net income after tax for such quarter based upon our operations and financial conditions, and other relevant factors, subject to adjustment and determination by the board of directors of 360 DigiTech, Inc. Since we currently have sufficient cash at 360 DigiTech, Inc. to pay dividends, we intend to reinvest undistributed profits of our subsidiaries in our operations in China. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that we determine to pay a dividend from PRC subsidiaries to overseas entities in the future:

Taxation Scenario(1)
(Statutory Tax and Standard Rates)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering book to tax adjustment, is assumed to equal taxable income in China.
(2)	Assume all the profits of VIEs could be distributed to the PRC subsidiaries in a tax free manner.
(3)	Certain of our subsidiaries and VIEs and their subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

A.          Selected Financial Data

Our Selected Combined and Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected combined and consolidated balance sheets data as of December 31, 2017, 2018 and 2019 and the selected combined and consolidated statements of operations data and cash flow data for the year ended December 31, 2017 and 2018 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the summary combined and consolidated financial information in conjunction with our combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Combined and Consolidated Statements of Operations Data:
Net revenue
Credit driven services(1)	703,747	4,170,271	8,013,391	11,403,675	10,189,167	1,598,902
Loan facilitation and servicing fees-capital heavy	647,350	3,807,242	6,273,131	4,596,555	2,326,027	365,004
Financing income	50,966	267,844	1,309,616	2,184,180	2,184,128	342,737
Revenue from releasing of guarantee liabilities	331	25,169	285,407	4,506,935	5,583,135	876,116
Other services fees	5,100	70,016	145,237	116,005	95,877	15,045
Platform services(1)	84,397	276,747	1,206,456	2,160,279	6,446,478	1,011,593
Loan facilitation and servicing fees-capital light	—	58,348	814,581	1,826,654	5,677,941	890,993
Referral services fees	84,397	211,087	375,551	265,300	620,317	97,341
Other services fees	—	7,312	16,324	68,325	148,220	23,259
Total net revenue	788,144	4,447,018	9,219,847	13,563,954	16,635,645	2,610,495
Operating costs and expenses:(2)
Facilitation, origination and servicing	121,821	666,067	1,083,372	1,600,564	2,252,157	353,413
Funding costs	14,437	71,617	344,999	595,623	337,426	52,950
Sales and marketing	345,576	1,321,950	2,851,519	1,079,494	2,090,374	328,025
General and administrative	45,852	560,702	428,189	455,952	557,295	87,452
Provision for loans receivable	12,406	44,474	486,991	698,701	965,419	151,495
Provision for financial assets receivable	16,273	53,989	166,176	312,058	243,946	38,280
Provision for accounts receivable and contract assets	21,180	83,707	230,280	237,277	324,605	50,938
Provision for contingent liabilities	—	—	—	4,794,127	3,078,224	483,041
Expense on guarantee liabilities	—	—	734,730	—	—	—
Total operating costs and expenses	577,545	2,802,506	6,326,256	9,773,796	9,849,446	1,545,594
Income from operations	210,599	1,644,512	2,893,591	3,790,158	6,786,199	1,064,901
Interest income (expense), net	2,422	10,026	(41,707)	77,169	126,256	19,812
Foreign exchange (loss) gain	—	(2,563)	(24,875)	101,534	35,549	5,578
Investment income	—	—	—	—	10,115	1,587
Other income, net	22	7,696	140,278	112,884	64,590	10,136
Income before income tax expense	213,043	1,659,671	2,967,287	4,081,745	7,022,709	1,102,014
Income tax expense	(48,178)	(466,360)	(465,983)	(586,036)	(1,258,196)	(197,438)
Net income	164,865	1,193,311	2,501,304	3,495,709	5,764,513	904,576
Net loss attributable to non-controlling interests	—	—	291	897	17,212	2,701
Deemed dividend	—	(3,097,733)	—	—	—	—
Net income (loss) attributable to ordinary shareholders of the Company	164,865	(1,904,422)	2,501,595	3,496,606	5,781,725	907,277
Net income (loss) per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	0.83	(9.39)	8.66	11.72	18.82	2.95
Diluted	0.83	(9.39)	8.31	11.40	17.99	2.82
Net income (loss) per ADSs attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	1.66	(18.78)	17.32	23.44	37.64	5.90
Diluted	1.66	(18.78)	16.62	22.80	35.98	5.64
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	198,347,168	202,751,277	288,827,604	298,222,207	307,265,600	307,265,600
Diluted	198,347,168	202,751,277	300,938,470	306,665,099	321,397,753	321,397,753

Notes:

(1)	Starting from 2019, we report revenue streams in two categories—credit driven services and platform services, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

(2)	Share-based compensation expenses were allocated as follows:

		Years Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)

Facilitation origination and servicing	—	150,177	55,601	72,192	75,209	11,802
Sales and marketing	—	15,700	6,805	8,164	12,340	1,936
General and administrative	—	441,504	188,022	220,805	166,373	26,108
Total	—	607,381	250,428	301,161	253,922	39,846

The following table presents our selected combined and consolidated balance sheet data as of the dates indicated.

	Years Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands)
Selected Combined and Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	468,547	1,445,802	2,108,123	4,418,416	6,116,360	959,790
Restricted cash	487,882	567,794	1,727,727	2,355,850	2,643,587	414,836
Security deposit prepaid to third-party guarantee companies	—	795,700	932,983	915,144	874,886	137,289
Accounts receivable and contract assets, net	327,103	1,791,745	2,332,364	2,394,528	3,097,254	486,027
Financial assets receivable, net	270,122	1,193,621	1,912,554	3,565,482	3,806,243	597,283
Loans receivable, net	1,192,307	811,433	9,239,565	7,500,629	9,844,481	1,544,814
Total current assets	3,017,566	7,342,019	19,503,488	21,876,042	27,757,223	4,355,712
Land use rights, net	—	—	—	—	1,018,908	159,889
Total non-current assets	81,792	7,716	852,113	2,511,263	5,747,772	901,951
Total assets	3,099,358	7,349,735	20,355,601	24,387,305	33,504,995	5,257,663
Current liabilities:
Payable to investors of the consolidated trusts-current	536,906	300,341	4,423,717	3,117,634	2,304,518	361,629
Guarantee liabilities-stand ready	300,942	1,399,174	2,212,125	4,173,497	4,818,144	756,072
Guarantee liabilities-contingent	—	—	734,730	3,543,454	3,285,081	515,501
Income tax payable	115,325	432,066	1,056,219	1,227,314	624,112	97,937
Total current liabilities	2,365,209	2,893,781	9,667,187	13,384,508	14,143,186	2,219,374
Payable to investors of the consolidated trusts-noncurrent	—	—	3,442,500	1,468,890	4,010,597	629,350
Total non-current liabilities	—	15,758	3,473,684	1,521,707	4,145,200	650,472
Total shareholder’s equity	734,149	4,440,196	7,214,730	9,481,090	15,216,609	2,387,817
Total liabilities and equity	3,099,358	7,349,735	20,355,601	24,387,305	33,504,995	5,257,663

Note:

(1)	We adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on a full retrospective basis in 2018, and the related balances as of December 31, 2017 have been restated accordingly.

The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2017, 2018, 2019, 2020 and 2021.

		Years Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)

Summary Combined and Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(110,974)	285,116	2,973,075	5,325,810	5,789,700	908,530
Net cash (used in)/provided by investing activities	(1,204,269)	327,649	(8,860,441)	892,770	(6,064,328)	(951,625)
Net cash provided/(used in) by financing activities	2,265,499	457,430	7,707,858	(3,282,400)	2,263,720	355,227
Net increase in cash and cash equivalents	950,256	1,057,167	1,822,254	2,938,416	1,985,681	311,596
Cash, cash equivalents, and restricted cash at the beginning of year	6,173	956,429	2,013,596	3,835,850	6,774,266	1,063,030
Cash, cash equivalents, and restricted cash at the end of year	956,429	2,013,596	3,835,850	6,774,266	8,759,947	1,374,626

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The RPC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the noon buying rate as of December 30, 2021.

Financial Information Related to Our Consolidated Variable Interest Entities

The following table presents the condensed consolidated schedule of financial position, results of operations and cash flow data for our Company, our consolidated VIEs and other subsidiaries as of the dates or for the periods presented, as the case may be.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Total net revenues	15,657,693	—	6,646,999	(5,669,047)	16,635,645
Total operating costs and expenses	14,025,365	51,233	1,187,973	(5,415,125)	9,849,446
Income (loss) from operations	1,632,328	(51,233)	5,459,026	(253,922)	6,786,199
Income (loss) before income tax expense	1,821,437	(56,749)	5,511,943	(253,922)	7,022,709
Net income (loss)	1,314,343	(56,749)	4,760,841	(253,922)	5,764,513
Net income (loss) attributable to ordinary shareholders of the Company	1,331,597	(56,749)	4,760,799	(253,922)	5,781,725

	For the Year Ended December 31, 2020
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Total net revenues	13,146,052	—	1,325,096	(907,194)	13,563,954
Total operating costs and expenses	10,080,665	16,453	282,711	(606,033)	9,773,796
Income (loss) from operations	3,065,387	(16,453)	1,042,385	(301,161)	3,790,158
Income (loss) before income tax expense	3,334,648	(4,030)	1,052,288	(301,161)	4,081,745
Net income (loss)	2,848,966	(4,030)	951,934	(301,161)	3,495,709
Net income (loss) attributable to ordinary shareholders of the Company	2,848,966	(4,030)	952,831	(301,161)	3,496,606

	For the Year Ended December 31, 2019
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Total net revenues	8,596,654	—	632,146	(8,953)	9,219,847
Total operating costs and expenses	5,810,090	12,922	261,770	241,474	6,326,256
Income (loss) from operations	2,786,564	(12,922)	370,376	(250,427)	2,893,591
Income (loss) before income tax expense	2,859,300	(12,248)	370,662	(250,427)	2,967,287
Net income (loss)	2,426,948	(12,248)	337,031	(250,427)	2,501,304
Net income (loss) attributable to ordinary shareholders of the Company	2,426,948	(12,248)	337,322	(250,427)	2,501,595

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Cash and cash equivalents	4,605,851	7,117	1,503,392	—	6,116,360
Restricted cash	2,643,587	—	—	—	2,643,587
Security deposit prepaid to third-party guarantee companies	874,886	—	—	—	874,886
Accounts receivable and contract assets, net	2,350,775	—	969,953	—	3,320,728
Financial assets receivable, net	4,404,208	—	—	—	4,404,208
Loans receivable, net	12,703,830	—	—	—	12,703,830
Land use rights, net	1,018,908	—	—	—	1,018,908
Intercompany receivables	2,493,660	1,711,633	4,823,879	(9,029,172)	—
Investments in subsidiaries and VIEs	—	14,032,928	1,399,998	(15,432,926)	—
Total assets	33,145,997	15,761,812	9,059,284	(24,462,098)	33,504,995
Payable to investors of the consolidated trusts-current	2,304,518	—	—	—	2,304,518
Guarantee liabilities-stand ready	4,818,144	—	—	—	4,818,144
Guarantee liabilities-contingent	3,285,081	3,285,081
Income tax payable	449,553	—	174,559	—	624,112
Payable to investors of the consolidated trusts-noncurrent	4,010,597	—	—	—	4,010,597
Intercompany payables	6,493,367	—	2,535,805	(9,029,172)	—
Total liabilities	23,790,132	557,949	2,969,477	(9,029,172)	18,288,386
Total equity	9,355,865	15,203,863	6,089,807	(15,432,926)	15,216,609

	As of December 31, 2020
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Cash and cash equivalents	3,709,740	19,560	689,116	—	4,418,416
Restricted cash	2,355,850	—	—	—	2,355,850
Security deposit prepaid to third-party guarantee companies	915,144	—	—	—	915,144
Accounts receivable and contract assets, net	2,624,294	—	78,171	—	2,702,465
Financial assets receivable, net	4,125,931	—	84,877	—	4,210,808
Loans receivable, net	7,553,042	—	35,272	—	7,588,314
Intercompany receivables	1,315,646	1,593,585	912,129	(3,821,360)	—
Investments in subsidiaries and VIEs	—	7,940,534	900,000	(8,840,534)	—
Total assets	24,615,835	9,564,894	2,868,470	(12,661,894)	24,387,305
Payable to investors of the consolidated trusts-current	3,117,634	—	—	—	3,117,634
Guarantee liabilities-stand ready	4,173,497	—	—	—	4,173,497
Guarantee liabilities-contingent	3,543,454	—	—	—	3,543,454
Income tax payable	1,151,275	—	76,039	—	1,227,314
Payable to investors of the consolidated trusts-noncurrent	1,468,890	—	—	—	1,468,890
Intercompany payables	2,411,185	—	1,410,175	(3,821,360)	—
Total liabilities	17,104,312	84,316	1,538,947	(3,821,360)	14,906,215
Total equity	7,511,523	9,480,578	1,329,523	(8,840,534)	9,481,090

	As of December 31, 2019
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Cash and cash equivalents	1,829,395	6,905	271,823	—	2,108,123
Restricted cash	1,727,727	—	—	—	1,727,727
Security deposit prepaid to third-party guarantee companies	932,983	—	—	—	932,983
Accounts receivable and contract assets, net	2,133,339	—	218,533	—	2,351,872
Financial assets receivable, net	1,824,008	—	147,816	—	1,971,824
Loans receivable, net	9,238,242	—	1,323	—	9,239,565
Intercompany receivables	1,016,899	1,624,749	75,385	(2,717,033)	—
Investments in subsidiaries and VIEs	—	5,566,792	900,000	(6,466,792)	—
Total assets	20,755,954	7,219,025	1,564,447	(9,183,825)	20,355,601
Payable to investors of the consolidated trusts-current	4,423,717	—	—	—	4,423,717
Guarantee liabilities-stand ready	2,106,211	—	105,914	—	2,212,125
Guarantee liabilities-contingent	734,730	—	—	—	734,730
Income tax payable	1,035,887	—	20,332	—	1,056,219
Payable to investors of the consolidated trusts-noncurrent	3,442,500	—	—	—	3,442,500
Intercompany payables	1,670,984	—	1,046,049	(2,717,033)	—
Total liabilities	14,663,006	5,583	1,189,315	(2,717,033)	13,140,871
Total equity	6,092,948	7,213,442	375,132	(6,466,792)	7,214,730

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Net cash provided by (used in) operating activities	1,273,002	(25,552)	4,542,250	—	5,789,700
Net cash (used in) provided by investing activities	(6,047,434)	(153,778)	(3,675,260)	3,812,144	(6,064,328)
Net cash provided by (used in) financing activities	5,958,279	169,291	(51,706)	(3,812,144)	2,263,720

	For the Year Ended December 31, 2020
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Net cash provided by (used in) operating activities	4,935,904	(1,679)	391,585	—	5,325,810
Net cash provided by (used in) investing activities	932,141	(70,776)	(59,350)	90,755	892,770
Net cash (used in) provided by financing activities	(3,364,319)	86,305	86,369	(90,755)	(3,282,400)

	For the Year Ended December 31, 2019
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Net cash provided by (used in) operating activities	2,839,085	(33,600)	167,590	—	2,973,075
Net cash (used in) provided by investing activities	(8,899,002)	(294,330)	(1,654)	334,545	(8,860,441)
Net cash provided by (used in) financing activities	7,940,466	(3,080)	105,017	(334,545)	7,707,858

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully below in this Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects;
●	We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of microcredit business and financing guarantee business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be materially and adversely affected;
●	The pricing of loans originated or facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations;
●	Our transaction process may result in misunderstanding among our borrowers;
●	We are subject to credit cycles and the risk of deterioration of credit profiles of borrowers;
●	Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease;

●	We rely on our proprietary risk management model in assessing the creditworthiness of our borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans originated or facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations;
●	We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted;
●	Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition;
●	If we are unable to maintain or increase the volume of loans originated or facilitated through our platform, our business and results of operations will be adversely affected; and
●	Our access to sufficient and sustainable funding at reasonable costs cannot be assured. If we fail to maintain collaboration with our financial institution partners or to maintain sufficient capacity to originate loans to our borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure pursuant to the new regulations promulgated by the PRC government, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control;
●	Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;
●	The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;
●	Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment; and
●	We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us;
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations; and
●	The approval of and filing with the CSRC or other PRC government authorities may be required if we conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Related to our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including, but not limited to, the following:

●	The market price for our ADSs may be volatile;
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline;
●	Although we adopted regular quarterly dividend policy in 2021, we cannot assure you that our existing dividend policy will not change in the future or the amount of dividends that you may receive, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any fiscal quarter and, therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment; and
●	Our dual class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects.

The Credit-Tech industry in the PRC is in a developing stage. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. In addition, the Credit-Tech industry in China has not witnessed a full credit cycle. The market players in the industry, including us, are inexperienced in responding to the change of market situations effectively and maintaining steady business growth when the industry enters a different stage. In addition, we cannot assure you that a contraction in the availability of funds will not happen at later stages of the credit cycle. As such, we may not be able to sustain our historical growth rate in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate, along with our limited operating history. These risks and challenges include our ability to, among other things:

●	offer competitive products and services;
●	broaden our prospective borrower base;
●	increase the utilization of our products by existing borrowers as well as new borrowers;
●	maintain and enhance our relationship and business collaboration with our partners;
●	maintain low delinquency rates of loans facilitated or originated by us;
●	develop and maintain cooperative relationships with financial institution partners to secure sufficient, diversified, cost-efficient funding to the drawdown requests;
●	continue to develop, maintain and scale our platform and sustain our historical growth rates;
●	continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and risk management technology;
●	navigate a complex and evolving regulatory environment;
●	improve our operational efficiency and profitability;
●	attract, retain and motivate talented employees to support our business growth;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;
●	navigate economic conditions and fluctuation; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be adversely affected.

The law and regulations governing the loan facilitation business are evolving, and substantial uncertainties exist with respect to their interpretation and implementation. Uncertainties and changes in regulatory environment may increase our cost of operation, limit our options of product offerings or even change our business model fundamentally. We have experienced, and may from time to time be required to make adjustments to our operations in order to maintain compliance with changes in laws, regulations and policies. An example is the promulgation of the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, and related regulations. Circular 141 provides that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk management and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. If a financial institution violates the aforementioned rules and provisions, the regulatory authorities may pursue compulsory enforcement, suspend its business, cancel its qualifications, or supervise the rectifications. In extremely serious circumstances, such financial institution’s business license may be revoked. For a discussion of Circular 141, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of loans facilitation.”

On the basis of Circular 141, the Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, provides for more comprehensive and specific provisions on the cooperation between a banking financial institution and a loan facilitation operator. In addition to prohibiting a banking financial institution from outsourcing its credit assessment and risk management functions, the Internet Loans Interim Measures also provide that “core risk management functions such as credit granting approval and contract conclusion shall be independently and effectively carried out by the commercial bank.” For a discussion of Internet Loans Interim Measures, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of loans facilitation.”

Furthermore, the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Supplementary Financing Guarantee Provisions, require that institutions providing services including customer recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without prior approval. For the companies engaging in financing guarantee business without the relevant financing guarantee license, the regulatory authorities shall cease such companies’ operation and properly make settlement for existing business contracts. For a discussion of the Supplementary Financing Guarantee Provisions, please see “ Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.”

Before the promulgation of Circular 141, we followed the market practice in preparing agreements used in our loan originations and facilitations. In response to certain requirements under Circular 141 and the Internet Loans Interim Measures, we have made several adjustments to our collaboration model with certain financial institution partners. However, we may still be deemed to violate Circular 141, the Supplementary Financing Guarantee Provisions, the Internet Loans Interim Measures or other relevant rules in the following aspects of our business:

●	Guarantee practice. We neither collect guarantee fees from our institutional funding partners, nor take providing guarantees as our main operating business. Historically, certain of our PRC subsidiaries that had not obtained the financing guarantee license provided guarantees or other credit enhancement services to certain financial institution partners, which could be deemed to violate Circular 141 and the Supplementary Financing Guarantee Provisions. We have ceased such practice and we did not provide any guarantees or other credit enhancement services to our financial institution partners that did not have the relevant guarantee license for loans facilitated through our platform in 2021. Currently, third-party guarantee companies or our own licensed guarantee company provides guarantee service to our financial institution partners, and we at the same time, provide back-to-back guarantees for external guarantee companies. As advised by our PRC legal counsel, the third-party guarantee model is not prohibited by Circular 141, because we are not providing guarantee to banking financial institutions. We have also consulted with local authorities which have expressed the same opinion. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will have the same view as our PRC legal counsel on this issue. Moreover, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear. Therefore, we cannot be certain that our new model will not be determined to be in violation of the Supplementary Financing Guarantee Provisions. For additional information on potential risk related to compliance with the leverage ratio limits for financing guarantee business, please see “—We are subject to uncertainties surrounding regulations and administrative measures of microcredit business and financing guarantee business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be adversely affected.”
●	Payment. We have adopted a new payment flow model and applied it to our cooperation with all financial institution partners. Under the new payment flow model, borrowers directly make payments to our financial institution partners, who will then pay us our service fee. In certain cases, some financial institution partners further engage us and a third-party payment system service provider to together arrange payment clearance, pursuant to which borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount to the portions that financial institution partners and we are each entitled to. We do not charge any fees from borrowers under the new payment flow model. As advised by our PRC counsel, such new payment model does not violate Circular 141 or the Internet Loans Interim Measures. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with our PRC legal counsel.
●	Product pricing. In accordance with the evolution of regulatory environments, we have lowered the annual percentage rates, or APR, on loans that we facilitate, as well as our internal rate of return, or IRR, based on which the APR is calculated. We may further adjust the APR and IRR from time to time as a result of changes in regulations or our business strategies. If we are unable to keep up with the evolution of regulations and maintain compliance or are deemed to price loans at a rate that exceed the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancellation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected as a result. For additional information on potential risks associated with loan product pricing, please see “—The pricing of loans originated or facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.”

Circular 141 has no retrospective effect on the loan facilitation business conducted prior to the issuance of Circular 141 as advised by our PRC legal counsel, and we believe that loans we originated or facilitated prior to the issuance of Circular 141 or under our existing collaboration agreements executed prior to the issuance of Circular 141 are not subject to its jurisdiction. However, we cannot rule out the possibility that government authorities would still consider our guarantee practice, payment model, product pricing or other aspects of our business to be in violation of Circular 141 and there can be no assurance that the PRC government authorities will ultimately take a view that is consistent with our PRC legal counsel. To the extent that any aspect of our products or services is deemed to be non-compliant with any requirements of the relevant PRC laws and regulations, we may need to further adjust our current practices within a limited time period and, as a result, our business operations may be negatively impacted.

In addition, our risk management assistance to banks mainly depends on the evaluation of information regarding personal credit status, which may be deemed as a “data-driven risk management model,” a model that regulations such as Circular 141 demand to be adopted with care and caution. We may also be deemed to engage in credit reporting business or credit reporting function services by the PRC authorities, and may be required to obtain an individual credit reporting license or pursue other avenues to ensure compliance pursuant to the Credit Reporting Measures. If such assistance is prohibited, it may affect the subsequent collaboration between us and our financial institution partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected. See also “—We are subject to uncertainties surrounding regulations and administrative measures of the credit reporting business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be materially and adversely affected.”

Further, if our financial institution partners cease to fund the loans, either on a temporary basis to await more clarity on the new regulatory environment, or on a permanent basis for non-compliance concerns, our operation will be adversely impacted. If fewer financial institutions are willing to fund the loans, the competition for funding may become more intense, and the cost of funding may increase, which may adversely impact our results of operations.

Besides, in April 2021, we and 12 other major financial technology platforms were invited to meet with the People’s Bank of China, or the PBOC, China Banking and Insurance Regulatory Commission, or the CBIRC, the CSRC, the SAFE and other financial regulators to discuss the operations and compliance practice of these platfroms’ internet financial businesses in China. We have been making rectifications and adjustments to our operations to address the issues discussed during the meeting and results of our self-examination according to the guidance provided by the regulators. Our rectification results remain subject to the regulators’ final review, and we cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators. To the extent that our rectification efforts are deemed not sufficient or unsatisfactory to the regulators, we may face further rectification orders or other administrative actions, in which case our business and operations may be materially and negatively affected.

We are subject to uncertainties surrounding regulations and administrative measures of microcredit business and financing guarantee business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be adversely affected.

A small portion of loans originated on our platform are funded by Fuzhou Microcredit, the subsidiary of Shanghai Qiyu, one of our VIEs. We also provide financing guarantees to our financial institution partners through our financing guarantee subsidiaries for some loans we facilitate. As a result, we are subject to a complex and evolving body of regulations in relation to these businesses.

On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. The regulations set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times its net assets, and that the balance of outstanding guarantee liabilities for the same guaranteed party shall not exceed 10% of a financing guarantee company’s net assets, while the balance of outstanding guarantee liabilities for the same guaranteed party and its affiliated parties shall not exceed 15% of a financing guarantee company’s net assets.

On September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microcredit Companies, or Circular 86. Adopted to regulate the operations of microcredit companies, Circular 86 provides that the total funding amount obtained by a microcredit company through bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets. In addition, the total funding amount obtained by a microcredit company through the issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above.

On November 2, 2020, the CBIRC and the PBOC published the Interim Measures for the Administration of Online Microcredit Business (Draft for Comments), or the Online Microcredit Draft, adding new requirements to online microcredit business. In particular, the Online Microcredit Draft, among other things, strengthens the condition for licensing and other approvals for conducting online microcredit business. Pursuant to the Online Microcredit Draft, to the extent a microcredit company engages in online microcredit business, said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall not operate beyond such region without the approval of the banking regulator under the State Council. On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which reaffirms that local financial organizations (including microcredit companies and financing guarantee companies) are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle.

Fuzhou Microcredit has obtained the approval to operate microcredit businesses from the competent supervising authority, which allows Fuzhou Microcredit to conduct microcredit businesses through the internet. As of the date of this annual report, Fuzhou Microcredit had increased its registered capital to RMB5 billion. However, if the Online Microcredit Draft were to be adopted in its current form, Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online microcredit business across provincial-level administrative regions. The rules for licensing or approvals for cross-province online micro credit business is yet to be formulated as of the date of this annual report. We cannot assure you that, if the authorities later promulgate such rules, Fuzhou Microcredit, Fuzhou Financing Guarantee or Shanghai Financing Guarantee will be qualified for such licenses or approvals in accordance with the requirements thereunder. From time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

Furthermore, Fuzhou Microcredit is subject to the laws, regulations, policies and measures in Fuzhou in respect of registered capital and of loan-to-capital and other leverage ratios, among other things, and our financing guarantee companies are subject to the supervision of local financial authorities in Fuzhou and Shanghai and other jurisdictions where their branch offices are located. While we have not been subject to any regulatory penalties as of the date of this annual report in connection with such microcredit and financing guarantee companies’ business practices, we may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further adjust our business if any of our microcredit and financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance.

We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant, our business, financial condition and results of operations would be materially and adversely affected.

The PRC government has adopted several regulations governing personal credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and became effective in March 2013, and the Management Rules on Credit Agencies, issued by the People’s Bank of China, or the PBOC, in the same year. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” refers to the gathering, organizing, preserving and processing of credit information on organizations such as enterprises and public service units and individuals, as well as distribution of such information to information users, and a “credit reporting agency” refers to credit reporting entity established in accordance with law and mainly engaged in credit reporting business. Entities or individuals engaging in individual credit reporting business shall obtain a license from the PBOC. Entities engaged in personal credit reporting business without such approval may be subject to penalties, including suspension of business activities, confiscation of gains related to individual credit reporting business and the imposition of a fine of RMB50,000 to RMB500,000 or criminal liability.

On September 27, 2021, the PBOC issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information legally collected in the offering of services of finance or other activities for purposes of identifying and judging the credit standing of businesses and individuals, as well as result of analysis and evaluation based on the aforesaid information,” and define “credit reporting business” as the collection, collation, keeping and processing of credit information and provision of such information to information users. The Credit Reporting Measures applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services of credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, among others” are also subject to the Credit Reporting Measures. Credit Reporting Measures provides for an 18-month grace period from its effectiveness date for organizations that engage in credit investigation business to obtain the credit reporting business license and comply with its other provisions. The Credit Reporting Measures is new and significant uncertainties exist with respect to its interpretation and implementation. For example, the Credit Reporting Measures does not directly deny the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, nor does it provide a clear guidance or implementation rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Credit Reporting Measures. Therefore, we cannot rule out the possibility that some aspects of our business may subsequently be deemed as incompliant and be required to be ceased or adjusted in a way that is adverse to our business and prospects. The lack of clear guidance under, and the uncertainty associated with, the Credit Reporting Measures may also result in substantial compliance cost incurred by us.

In addition, on July 7, 2021, the Credit Information System Bureau of PBOC further issued a notice, or the Notice Relating to Disconnecting Direct Connection, to 13 internet platforms including us, requiring the internet platforms to achieve a complete “disconnected direct connection” between personal information and financial institutions, meaning that the flow of personal information from internet platforms that collect such information to financial institutions is prohibited.

In order to meet the requirements of the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection, we may be required to obtain an individual credit reporting business license or involve a third-party licensed institution to ensure compliance, which may incur significant costs and expenses to address the requirements and to make necessary changes to our internal policies and practices, including but not limited to obtaining an individual credit reporting business license, or collaborating with a licensed credit reporting agency. According to the Notice Relating to Disconnecting Direct Connection, the Credit Reporting Measures and other related laws and regulations, any failure or perceived failure by us to obtain the license from PBOC for personal credit reporting business may subject us to an order to cease business operation, confiscation of illegal gains, fines of up to RMB500,000, or even criminal liabilities, which could have an adverse effect on our business, financial condition and results of operations.

The pricing of loans originated or facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.

Circular 141 requires online platforms, microcredit companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. According to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases promulgated on September 1, 2015, in the event that the sum of the annualized interest that lenders charge and the fees we and our financial institution partners charge exceeds the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our financial institution partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid. The Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector in August 2017, which provides that in the context of peer-to-peer lending, if an online lending information intermediary and a lender intentionally collude to evade the interest rate ceiling as set out by the law through disguising loan interest as loan facilitation service fees, then such arrangements shall be declared invalid. On July 22, 2020, the Supreme People’s Court and the National Development and Reform Commission, or the NDRC, jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era, or the Opinions. The Opinions set out that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended the upper limit of private lending interest rates under judicial protection. According to the Judicial Interpretation Amendment, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), in the event that the sum of the annualized interest that lenders charge and fees we and our financial institution partners charge exceeds four times the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit, borrowers may refuse to pay the portion that exceeds the Quadruple LPR Limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the Quadruple LPR Limit from such borrowers. If borrowers have paid the fees that exceed the Quadruple LPR Limit, such borrowers may request us to refund the portion exceeding the Quadruple LPR Limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on April 20, 2022 was 3.7%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.

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

Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply provide that they do not apply to licensed financial institutions, including micro-credit companies that conduct loan and Credit-Tech business, there remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of the calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts. We cannot assure you that there will not be interpretations of the Judicial Interpretation Amendment expanding its jurisdiction to cover licensed financial institutions, nor can we guarantee that there will not be any changes to the detailed calculation formula used to determine the interest limit, that our future fee rates will not be lowered as a result of the Quadruple LPR Limit, or that the Quadruple LPR Limit will not be applied to our historical and legacy products where the related dispute cases are accepted by PRC courts of first instance on or after August 20, 2020. In such cases, we and our financial institution partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit of lending interest and fee rates. Our business, results of operations and financial condition may therefore be materially and adversely affected by the implementation of the Judicial Interpretation Amendment.

In addition to rules, opinions and decisions issued by the PRC courts, we and our financial institution partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the IRR on loans we facilitate and may further adjust the IRR from time to time as a result of changes in regulations or our business strategies. Currently, we adhere to the pricing policy that no loan should have an IRR exceeding 36%. As of December 31, 2021, the IRRs for all of loans are under 36%, and the outstanding balance of loans with an IRR exceeding 24% amounted to RMB62.1 billion (US$9.7 billion), representing 43.7% of all the outstanding balance of our loans, compared to RMB61.0 billion and 66.2%, respectively, as of December 31, 2020. If we are unable to keep up with the evolvement of regulations and maintain compliance or are deemed to price loans at a rate that exceeds the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancellation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected. See also “—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be adversely affected.”

Our transaction process may result in misunderstanding among our borrowers.

Our paperless transaction process is facilitated primarily on our mobile platform. While such transaction process is streamlined and convenient, it involves certain inherent risks. Our borrowers may not read the electronic agreements closely, which may result in misunderstanding of certain terms and conditions. Furthermore, information in our product promotion materials and our app may result in misunderstanding among our borrowers and be deemed misleading. For instance, we utilize the internal rate of return methodology to calculate the total interest and service fees to be paid by borrowers and to determine the APR on our loan product. Despite the fact that we have disclosed our fee structure in the agreements with our borrowers and display on our mobile platform how service fees are calculated using the internal rate of return and the annualized composite rate, they may overlook or misunderstand such service fees, interest rates and other fees, and calculate the APR, total interest and service fees utilizing a different methodology, which may result in misunderstanding of our fee structure. If the government authorities and the courts determine that the interest rate disclosed in our product promotion and our app is misleading, the courts may support the borrower’s request to rescind the agreement or determine a lower interest and service fee to be paid by the borrower, and we may be subject to fines and penalties by the courts and government authorities for the misleading promotion. In addition, such misunderstanding may arouse negative publicity and complaints among our borrowers, harm our brand name and reputation and in turn hurt our ability to retain and attract borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, any deterioration in our borrowers’ creditworthiness, or any increase in our delinquency rate will also discourage our financial institution partners from cooperating with us. If our financial institution partners choose to adopt a tight credit approval and drawdown funding policy, our ability to secure funding will be materially restricted.

Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity associated with borrowers and parties handling borrower or institutional funding partner information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Even if we identify a fraudulent borrower and reject his/her credit application, such borrower may re-apply by using fraudulent information. We may fail to identify such behavior, despite our measures to verify personal identification information provided by borrowers. Furthermore, we may not be able to recoup funds underlying transactions made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage financial institution partners from collaborating with us, reduce the number of transactions originated or facilitated from borrowers and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs.

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

If any of the foregoing were to occur in the future, our financial institution partners may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our platform for financing.

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

We rely on our risk management team to continuously iterate and train our Argus Engine, which is the center of the establishment and execution of our risk management policies. Although our Argus Engine is equipped with machine learning capability and conducts self-learning and self-development all based on the data we have, we still rely on our risk management team to spot and fix potential errors and flaws in our Argus Engine. Meanwhile, the Credit-Tech market changes quickly and we may need to adjust our risk management principles from time to time to control our loss rate while securing a stable increase in our borrowers and satisfying returns for our financial institution partners. We rely on our risk management team to closely monitor the change in the market and our business, and update our risk management principles accordingly, which will be then used to train our Argus Engine. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, we may have to incur additional time and monetary cost to find a replacement to our risk management team that fits us, and our result of business operation and financial status may be adversely and severely impacted.

Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers for the purpose of providing our services, such as name, identity number and phone number. We have obtained the explicit consents from our borrowers to use their personal information within the scope of authorization and we have taken technical measures to protect the security of such personal information and prevent personal information from being divulged, damaged or lost. However, we face risks inherent in handling and protecting personal data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, which are subject to change and new interpretations, including any requests from regulatory and government authorities relating to such data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to corrective orders, penalties, including fines, suspension of business, websites, or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

●	The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It is a relatively new law and subject to interpretations and clarifications by the regulator. It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly collect and use personal information within the scope of authorization by the subject of such personal information unless otherwise prescribed by laws or regulations. Significant financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. Even if our security measures are in compliance, we nonetheless face the risk of security breaches or similar disruptions. Due to the data assets we have, our platform is an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. Because techniques used to sabotage or obtain unauthorized access to systems evolve continuously and frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative counter-measures. In addition to advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or other risks can result in the compromise or breach of our websites or our apps. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, user data or personal information could be stolen or misused, which could expose us to penalties or other administrative actions, time-consuming and expensive litigation and negative publicity, materially and adversely affect our business and reputation and deter potential users from using our products and financial institution partners from cooperating with us, any of which would have a material adverse impact on our results of operations, financial condition and business prospects.

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in terms of economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate level of protection measures are required to be taken for each respective category of data. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body or law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC government authorities. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or that carry out data processing activities must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

●	On October 29, 2021, the CAC published the Outbound Data Transfer Security Assessment Measures (Draft for Comments) (the “Draft Outbound Data Transfer Security Assessment Measures”), which specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Draft Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals. The Draft Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. As of the date of this annual report, the Draft Outbound Data Transfer Security Assessment Measures has not been formally adopted. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances if the Draft Outbound Data Transfer Security Assessment Measures are fully implemented as-is. It is also unclear what constitutes “outbound data transfer”. These bring more uncertainties with respect to the application and enforcement of the draft measures, and we may be subject to such outbound data security assessment with the CAC. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.
●	In November 2021, the CAC released the Measures of Regulations on the Network Data Security Administration (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (iii) listing in Hong Kong which affects or may affect national security; or (iv) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations on Network Data Security has not been formally adopted, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platform operators.
●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law provides the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to a person’s safety or property, including information on biometric characteristics, religious beliefs, specific identities, medical health, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. It also enhances the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations and any changes in the enforcement or interpretation of such laws and regulations.

●	On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms shall be carried out by relevant regulators, and such relevant regulators shall conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation.

Many of the data- and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are or may become subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that, like us, are already listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we may face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations.  As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In light of the fact that laws and regulations on cybersecurity, data privacy and personal information protection are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancellation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. For example, in July 2021, our 360 Jietiao app was temporarily taken offline by the CAC for the purpose of optimizing product design and offering enhanced user data privacy protection, during which period new downloads were suspended. Our 360 Jietiao app was restored to app stores for downloads in August 2021, and this temporary suspension did not result in a material adverse impact on our business operations. However, we cannot assure you that the authorities will not require further system and data privacy protection enhancements in the future as technologies, standards and regulatory environments continue to evolve, in which case our operations may be interrupted or adversely affected. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny.

Credit and other information that we receive from third parties about borrowers may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. We currently cannot reliably determine whether borrowers have outstanding loans through other online platforms at the time they obtain a loan from us even though we adopt certain investigation measures. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other online platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make repayments on his or her loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally and could result in the financial distress or insolvency of the borrower. Meanwhile, if the price of the quality data on which we run our algorithms increases, we may not get access to the quality information at the same cost in the future. We may be forced to run our algorithms on fewer quality data, iterate our algorithms or pay more for quality information in the future, each adversely affecting our results of operations.

If we are unable to maintain or increase the volume of loans originated or facilitated through our platform, our business and results of operations will be adversely affected.

The loan facilitation volume through our platform has grown rapidly since our inception, and the total amount of loans originated or facilitated through our platform was RMB930.3 billion (US$146.0 billion) as of December 31, 2021. To maintain the high growth momentum of our platform, we must continuously increase the loan facilitation volume by retaining current borrowers and attracting more borrowers, which in turn depends on our ability to acquire borrowers and to offer a diversified loan product portfolio at reasonable cost that addresses the capital needs of consumers and micro- and small-business owners and other corporate borrowers in consumption and other life and business settings. We intend to continue to dedicate significant resources to our borrower acquisition efforts, and develop and refine our loan products. If there are insufficient qualified loan requests, our financial institution partners may consider withdrawing from our collaboration or lowering their funding commitments to us. If there are insufficient funding commitments, borrowers may be unable to obtain capital through our platform and may turn to other sources for their borrowing needs.

The overall volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers relative to the market rates, the efficiency of our credit underwriting process, availability of our financial institution partners, the macroeconomic environment and other factors. In connection with the introduction of new products or response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our loan origination volume. If we are unable to attract qualified borrowers or if borrowers do not continue to participate in our platform at the current rates, we might be unable to increase our loan origination volume and revenues as we expect, and our business and results of operations may be adversely affected.

If our collaboration with 360 Group is terminated or otherwise becomes limited, restricted, curtailed, less effective or more expensive in any way, or if we cannot benefit from the brand recognition, business ecosystem or research and development capabilities of 360 Group as we do, our business may be adversely affected.

We have established a strategic partnership with 360 Group, one of our affiliates, and we collaborate across multiple areas of our business. This strategic partnership has contributed to the growth of our revenue, particularly in the early stage of our business, and we believe that it will continue to contribute to the growth of our revenue. We have entered into a framework collaboration agreement with 360 Group, setting out the terms of collaboration, especially those related to research and development, user traffic support, and trademark licensing. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with 360 Group.” In particular, we have been authorized by 360 Group to use its brand “360,” which allows us to benefit from 360 Group’s strong brand recognition in certain aspects of our business, such as borrower acquisition, at the early stage of our development. In addition, we have been able to collaborate with 360 Group in certain research and development initiatives, which to some extent shortens our technology development cycle. Further, as the strategic partner of 360 Group, we benefit from its business ecosystem as well. For example, our collaboration with Kincheng Bank, whose largest shareholder is 360 Group, provides us with opportunity to explore and experiment innovative cooperation arrangements with potential financial institution partners.

We cannot assure you that we will continue to receive the same level of support from 360 Group on the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms, neither can we guarantee that our collaboration with 360 Group will not be terminated by 360 Group or otherwise become limited, less effective or more expensive, which are subject to many factors beyond our control, such as legal requirements and 360 Group’s business condition, plans and strategies. For example, as 360 Group is a public company listed on the Shanghai Stock Exchange in China, it is subject to relevant PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire. It came to our attention that, in May 2020, The Bureau of Industry and Security (BIS) of the U.S. Department of Commerce amended the Export Administration Regulations (EAR) by adding twenty-four entities, including two affiliates of 360 Group to the Entity List. As a result, exports or reexports from the U.S. and in-country transfers in the U.S. to these two affiliates of 360 Group will face additional license requirements, and the availability of most license exceptions is limited. Currently, the inclusion of these two affiliates of 360 Group into the Entity List has not had a material adverse effect on our collaboration with 360 Group or on us. However, we cannot rule out the possibility that additional restrictions of different nature may be imposed on 360 Group or its affiliates in light of the changes in international trade policies and rising political tensions between the U.S. and China in the past few years. See also “Risks Related to Doing Business in China—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” If we are unable to receive the same level of support from 360 Group, or our collaboration with 360 Group is terminated or otherwise becomes limited, restricted, curtailed, less effective or more expensive in any way, or if we cannot benefit from the brand recognition, business ecosystem or research and development capabilities of 360 Group as we do, our business may be adversely affected, especially in the aspects of cost and efficiency of borrower acquisition.

Our access to sufficient and sustainable funding at reasonable costs cannot be assured. If we fail to maintain collaboration with our financial institution partners or to maintain sufficient capacity to originate loans to our borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.

The growth and success of our future operations depend on the availability of adequate funding to meet borrowers’ demands for loans on our platform. To maintain sufficient and sustainable funding to meet borrower demands, we need to keep expanding the network and securing a stable stream of funds from our funding partners.

The availability of funding from our financial institutional partners depends on many factors, some of which are beyond our control. Changes in the macroeconomic environment may impact the funding costs and the terms of our agreements with financial institution partners, and we may not be able to obtain sufficient and sustainable funding from them if the funding cost increases significantly. In addition, our competitors in the Credit-Tech industry may offer better terms to attract financial institutions away from us. We may not be able to maintain long-term business relationships with financial institution partners in this evolving market. For the year of 2021, our top five financial institution partners contributed around 45.5% of total funding for the loans we facilitated. Our financial institution partners typically agree to provide funding to our borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our borrowers’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our financial institution partners, our financial institution partners may implement additional requirements in their approval process outside of our monitoring and control. Thus, there is no assurance that our financial institution partners could provide reliable, sustainable and adequate funding, because they could either decline to fund borrower loans facilitated on our platform or decline to renew or renegotiate their participation in the funding programs.

In addition, if PRC laws and regulations impose more restrictions on our collaboration with financial institution partners, these financial institution partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of financial institution partners. Pursuant to Internet Loans Interim Measures and the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Standardizing the Internet Loans Business of Commercial Banks, or the Internet Loans Circular, regional banks that carry out internet lending business shall serve local customers, and are not allowed to conduct the internet lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conducting business primarily online as well as meeting the other conditions prescribed by the CBIRC. However, given the lack of exact definition regarding the regional banks in the existing laws and regulations, there are uncertainties as to how such laws, regulations and rules will be interpreted and implemented. If regional banks are restricted from funding loans nationwide, our funding costs may increase as a result, and to the extent we fail to effectively match them with sufficient local borrowers, we may lose them as funding sources. In each case, our results of operations and profitability could be materially and adversely impacted. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution partners, our collaboration with our financial institution partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations. For example, on December 31, 2021, the PBOC issued the Measures for Administration of Online Marketing of Financial Products (Draft for comments), which regulate online marketing of financial products by financial institutions or internet platform operators engaged by such financial institutions. Pursuant to this draft, financial institutions shall not engage other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way without the approval of financial regulatory authorities. If these measures were to be adopted in the current form, we may no longer be able to display financial products in current format on our mobile app to conduct online marketing, which may have a material adverse impact on our business, results of operations and future prospects.

While we have made efforts to diversify funding sources, we cannot assure you that such efforts would be successful or funding sources for the loans we facilitate will remain or become increasingly diversified in the future. If we become dependent on a small number of financial institution partners and any of them decide to not collaborate with us, change the commercial terms to the extent unacceptable to our borrowers or limit the funding available on our platform, such constraints may materially limit our ability to facilitate loans and adversely affect our borrower experience. Any of these occurrences could materially and adversely affect our business, financial condition, results of operations and cash flow.

Furthermore, we partner with Kincheng Bank, whose largest shareholder is 360 Group, across a full spectrum of services. Our collaboration with Kincheng Bank provides us the opportunities to explore and experiment innovative cooperation arrangements with potential financial institution partners. As of December 31, 2021, Kincheng Bank is our second largest funding partner by outstanding loan balance. If Kincheng Bank is acquired by a third party not affiliated with us, or if its business, financial conditions or reputation deteriorates, we may not be able to maintain our current collaboration with it on reasonable terms or at all.

If our business arrangements with certain financial institution partners were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

We have secured certain funding from financial institution partners through the channel of trusts and asset management plans in collaboration with certain trust companies and asset management companies.

According to our cooperative arrangement with trust companies and asset management companies, each trust and asset management plan had a specified term. Institutional funding partners invested in such trusts or asset management plans in the form of trust or asset management units, which entitled the institutional funding partner to the return on investment with each unit. We were designated as the service provider for the trusts and asset management plans. If a credit application was approved, credit drawdown would be funded by the trusts to borrowers directly subject to the independent credit review of such trusts. These trusts and asset management plans were identified as the lender under the loan agreements with our borrowers. The trust and asset management plan remitted to the financial institution partners investment returns pursuant to the terms of the trust and plan that reflected funds initially provided by the financial institution partners. The investment gains would be distributed to the trust based on the actual loan interest. The trust company or asset management company, as appropriate, was responsible for administering the trust and was paid a service fee.

In 2021, trusts with total assets of RMB8.8 billion were set up to invest solely in loans on our platform. For the majority of trusts, we are considered the primary beneficiary of the trusts and thus consolidate such trusts’ assets, liabilities, results of operations and cash flows. Although we have not been part of the fund-raising process by the trusts, we cannot assure you that our provision of services to the trusts will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of our loans and affect our results of operations.

If our attempts to explore alternative funding initiatives were deemed to violate PRC laws and regulations, our business could be materially and adversely affected.

We have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities, or ABS. We have been approved to list a total of RMB27 billion of ABS on the Shanghai Stock Exchange and Shenzhen Stock Exchange and already issued RMB10.5 billion as of December 31, 2021. Pursuant to the relevant PRC laws and regulations, an institution is entitled to establish an ABS scheme as a credit originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flow in compliance with relevant laws and regulations. However, the initiators of any potential ABS scheme with whom we work are required to be financial institutions and they are subject to a variety of laws and regulations in the PRC, such as Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and Measures for the Supervision and Administration of Pilot Projects of Credit Asset Securitization of Financial Institutions. The laws and regulations applicable to ABS are still developing, and it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the rapidly evolving Credit-Tech industry in which we operate. In addition, we rely on trust companies and other parties we collaborate with to secure the successful issuance of the ABS. If our collaboration with such parties is interrupted or affected, our ability to utilize the remaining approved quota of issuing such ABS may be materially limited. If our attempts to issue ABS under the current quota is limited, or our attempts to seek further approval on additional quota in ABS is rejected, our capability to secure funding with lower comprehensive cost may be limited, and our business and financial condition may be adversely impacted.

The subsidiary of our VIE that conducts online microcredit business may not be able to provide a sufficient amount to fund the growth of our business. In addition, the regulatory regime and practice with respect to online microcredit companies are evolving and subject to uncertainty.

In March 2017, Fuzhou Microcredit, a subsidiary of our VIE, which is licensed to conduct microcredit business, was established. It has obtained the approval of the relevant competent local authorities to fund loans. However, we may not be able to obtain the regulatory approvals to increase the authorized amounts or to establish additional online microcredit companies to fulfill our future growth needs.

Pursuant to the Online Microcredit Draft, if adopted in its current form, microcredit companies which engaged in online microcredit business with the approval of the competent regulators prior to the effectiveness of these measures and regulations shall fully meet the requirements of its various provisions within one year from the date of effectiveness of these measures and regulations. The regulators shall, in accordance with these measures and regulations, re-approve online microcredit business qualifications. Furthermore, Fuzhou Microcredit may need to increase the registered capital and obtain the legal approval of the banking regulator under the State Council in order to engage in online microcredit business across provincial level administrative regions. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

Government authorities have issued certain laws and regulations to regulate the organization and business activities of online microcredit companies. However, due to the lack of a detailed interpretation of such laws and regulations and the fact that laws and regulations with respect to the online microcredit companies are in the flux and continually evolving, there are uncertainties as to how such laws and regulations will be interpreted and implemented and whether there will be new laws or regulations providing for additional requirements and restrictions on online microcredit companies. We cannot assure you that the existing practice of our microcredit company will be deemed to be in full compliance with all such laws and regulations that are currently in place or may be enacted or interpreted to apply to us in the future. If any of the practice of Fuzhou Microcredit is deemed incompliant or if any new laws or regulations are enacted or promulgated that provide for requirements different from our current practice, we may need to adjust the approach we conduct our business and incur additional compliance cost, which may have a negative impact on our business, results of operations and financial condition.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

The Credit-Tech industry is still new to borrowers in China. Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our products from those of our competitors. Convincing prospective borrowers of the value of our products is critical to increasing the number of transactions for borrowers and to the success of our business. We believe that developing and maintaining awareness of our brand effectively is critical to attracting and retaining borrowers. This, in turn, depends largely on the effectiveness of our borrower acquisition strategy, our marketing efforts, our collaboration with financial institution partners and the success of the channels we use to promote our platform. If any of our current borrower acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers. Our collaboration with market-leading channel partners is essential to our borrower acquisition efforts. If such collaboration ceases or becomes less effective, for reasons attributable either to us or to our channel partners, we may face instant borrower acquisition pressure, and may need to incur additional costs to replace such partners for borrower acquisition, if we could replace them at all. Besides, if some of our channel partners were acquired or controlled by the competitors of 360 Group, our collaboration with such channel partners may be limited or severely and adversely impacted. We may not find new partners to replace our original ones.

Our efforts to build our brand have caused us to incur expenses, and it is likely that our future marketing efforts will require us to incur additional expenses. These efforts may not result in increased operating revenue in the immediate future or any increases at all, and even if they do, any increases in operating revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand cost-effectively, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

If our financial institution partners fail to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, our business and results of operations could be materially and adversely affected.

In collaboration with our financial institution partners and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Fintech Guidelines purport, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

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

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our financial institution partners or payment processors as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our financial institution partners and payment processors comply with the applicable anti-money laundering laws and regulations, we, our financial institution partners and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other Credit-Tech service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our financial condition and results of operations.

We need to engage guarantee companies to provide credit enhancement or additional comfort to our financial institution partners, and we recognize guarantee liability for accounting purposes. If we fail to source and engage a guarantee company to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate, and our results of operations may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions.

To comply with Circular 141, we have engaged guarantee companies to provide credit enhancement to our financial institution partners upon their request, and two of our VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee, have obtained the license of conducting guarantee service. Even though we use licensed guarantee companies of our own to provide service to our financial institution partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that our guarantee companies could provide satisfactory service to our financial institution partners from time to time, or that we will always be able to source and engage guarantee companies to our financial institution partners’ satisfaction. If we fail to source and engage guarantee companies to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate or even be suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.

As we provide either guarantee deposit to our financial institution partners, or back-to-back guarantee to the third-party guarantee companies, we recognize guarantee liability at fair value from the accounting perspective, which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the Credit-Tech market is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target borrower base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit risk assessment and expectations differ from actual circumstances or if the quality of the loans originated or facilitated by us deteriorates, our guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

●	borrowers may not find the features of our loan products, such as the prices and credit limits, competitive or appealing;
●	we may fail to predict market demand accurately and provide loan products that meet this demand in a timely fashion;
●	borrowers and financial institution partners using our platforms may not like, find useful or agree with the changes we make;
●	there may be defects, errors or failures on our platforms;
●	there may be negative publicity about our loan products, or our platform’s performance or effectiveness;
●	regulatory authorities may take the view that the new products or platform changes do not comply with PRC laws, regulations or rules applicable to us; and
●	there may be competing products or services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

We face increasing competition, and if we do not compete effectively, our operating results could be harmed.

The Credit-Tech industry in China is highly competitive and evolving. We face competition from other online platforms, major internet players and traditional financial institutions.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrowers, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. For example, traditional financial institutions may invest in technology and enter into the Credit-Tech industry. Experienced in financial product development and risk management, and being able to devote greater resource to the development, promotion, sale and technical support, they may gain an edge in the competition against us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

Our competitors may be better at developing new products, responding to new technologies, charging lower fees on loans and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the Credit-Tech industry in China is fast evolving, potential borrowers may not fully understand how our platform works. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges.

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

If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business and results of operations might be materially and adversely affected.

Our post-facilitation services include collection services for our financial institution partners. We deploy a combination of measures to collect loan repayments, including text messages, mobile app push notices, AI initiated collection calls, human collection calls, emails or legal letters. We also engage certain third-party collection service providers from time to time, particularly after 60 days of delinquency. If either our or our third-party service providers’ collection methods, such as phone calls and text messages, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease.

While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the borrowers or regulatory authorities as harassments, threats or as other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the financial institution partners’ confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan origination volume on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

If we cannot respond or adapt to the rapid technological development, our business, financial condition and results of operations would be materially and adversely affected.

The business environment in which we operate is characterized by rapidly changing technology, evolving industry standards and regulations, new mobile applications and protocols, new products and services, and changing user demands and trends. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful for our business, and respond to technological development and evolving industry standards and regulations in a cost-effective and timely manner. As a result, we must continue to invest significant resources in technology infrastructure, and research and development to enhance our technology capabilities. We cannot assure you that we will be successful in adopting and implementing new technologies. If we are unable to respond or adapt in a cost-effective and timely manner to technological development, our business, financial condition and results of operations could be materially and adversely affected.

Any harm to our brand or reputation or any damage to the reputation of the Credit-Tech industry may materially and adversely affect our business and results of operations.

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

Any malicious or innocent negative allegation made by the media or other parties about our company, including, but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As China’s Credit-Tech market is developing and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s Credit-Tech industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the Credit-Tech industry, such as bankruptcies or failures of other platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers. For instance, on March 15, 2019, CCTV’s “315 Night,” an influential show on consumer rights protection, reported that certain financial products offered by third-party financial service providers on a financing platform contained inappropriate conducts that were suspected of infringement of consumer rights, which had an immediate adverse impact on consumers’ recognition of the whole Credit-Tech industry, and in turn may adversely affect our business and results of operations. Negative developments in the Credit-Tech industry, such as widespread borrower defaults, fraudulent behavior or the closure of other online platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online platforms like us. As we are the strategic partner of 360 Group, any negative allegation about 360 Group may also have an adverse impact on us. For example, on March 15, 2021, CCTV’s “315 Night” reported certain false medical advertising that appeared on the 360 Browser, which allegedly was committed by 360 Browser’s cooperating advertising agents. As 360 Browser is operated by our affiliate and we share the 360 brand, such an event and its future development may negatively impact our reputation and the public’s perception about us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Misconduct, errors and failure to function by our employees, third-party service providers or borrowers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with prospective borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Although we have enforced a strict data protection policy by desensitizing all personal information of our customers and clients, we could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, it is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers, such as during the collection process, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. See also “—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches and our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.”

In addition, the current regulatory regime for debt collection in the PRC remains unclear. Although we aim to ensure our collection efforts comply with the relevant laws and regulations in the PRC and we have established strict internal policies that our collections personnel do not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines, penalties, administrative investigations or even criminal liabilities imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

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

In the meanwhile, we cannot assure you that third-party service providers would comply with our compliance requirements at all times and would not commit wrongdoings or misconduct especially in carrying out offline marketing and promotions, failure of which may result in us facing customer complaints, suffering brand and reputation damages and being subject to administrative actions. Neither can we guarantee that our borrowers would not commit wrongdoings or misconduct, which, if occurs, could cause harm to our brand and reputation.

Fluctuations in interest rates could negatively affect our loan origination volume.

Most of the loans originated or facilitated through our platform are issued with fixed interest rates. Fluctuations in the interest rate environment may discourage financial institution partners to fund our platform, which may adversely affect our business. Meanwhile, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our borrowers.

If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.

PRC regulations impose sanctions for engaging in internet information services of a commercial nature without having obtained an internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a value-added telecommunications service license, or the VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunications business). These sanctions include corrective orders and warnings from the PRC telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the suspension of relevant business and the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of the Credit-Tech industry remains uncertain; it is unclear whether Credit-Tech service providers like us are required to obtain ICP license or ODPTP licenses, or any other kind of VATS licenses. Shanghai Qiyu obtained its ICP license in April, 2021. If our past practice were deemed to be internet telecommunications business operations without VATS licenses or we were to be required to obtain additional VATS license, the PRC government may levy fines up to five times of the illegal income or RMB1 million, confiscate our income, revoke our business licenses, or require us to discontinue our relevant business.

Given the evolving regulatory environment of the Credit-Tech industry and value-added telecommunications business, we cannot rule out the possibility that the PRC government authorities will explicitly require any of our VIEs or subsidiaries of our VIEs to obtain additional ICP licenses, ODPTP licenses or other VATS licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. We could be found in violation of any future laws and regulations, or of the laws and regulations currently in effect due to changes in the relevant authorities, or interpretation of these laws and regulations. We cannot assure you that we would be able to obtain or maintain any required license, regulatory approvals or filings in a timely manner, or at all, which would subject us to sanctions, such as the imposition of fines and the discontinuation or restriction of our operations or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing loans on our platform, reduce the attractiveness of our platform and result in a loss of borrowers.

In the event of a platform outage and physical data loss, the performance of our platform and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, solutions and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users and financial service providers. Much of our system hardware is hosted in a leased facility located in Beijing. We also maintain a real-time backup system in the same facility and a remote backup system in a separate facility. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts, and similar events. If there is a lapse in service or damage to our leased facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

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

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and financial institution partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or financial institution partners, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

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

We may be subject to intellectual property infringement claims, which may be costly to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may from time to time in the future become subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our products or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we are ruled against in any of these cases, we may be required to redesign or suspend our services, liable for substantial royalty or licensing fees or incur substantial amounts to satisfy judgments or settle claims or lawsuits. Any of the foregoing occurrences could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation and the price of our securities. For example, the trademarks and trade names we use – “360” –was being challenged by a third party, which claimed that our use of the “360” trademark infringed its rights. In addition, the owner of the 360 trademarks, which is a wholly owned subsidiary of 360 Group, was involved in several legal proceedings, in which the effectiveness of the 360 trademarks was challenged. As of the date of this annual report, the case disputing our right to use the “360” trademarks and trade names has been settled by the parties involved, and the effectiveness of the relevant “360” trademarks registered by 360 Group has been upheld in courts. To prevent the potential disruptive impact these and similar disputes may have on our business and operations, 360 Group has also registered several new 360 trademarks for our use. However, we cannot guarantee that we or 360 Group will not face other proceedings or disputes in connection with the “360” trademarks and tradenames and their use in the future.

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

Our business operations depend on the continued services of our management, particularly the executive officers named in this annual report, and teams in charge of our risk management and product development, as well as collaboration with financial institution partners. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that no member of our management team will join our competitors or form a competing business, or disclose confidential information to the public. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction, and even if we do consummate such a transaction, we may be unable to realize the envisaged benefits or avoid the difficulties and risks of such a transaction.

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

We may not make any investments or acquisitions. Even if we do, any such future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our quarterly results may fluctuate and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenue, operating cost and expenses, net (loss)/income and other key metrics may vary in the future due to a variety of factors, some of which are beyond our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs.

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

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

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

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users or financial institution partners by increasing the fees for our services, our financial condition and results of operations may be adversely affected.

We may not have sufficient business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurrence of substantial costs and the diversion of resources, which could have an adverse effect on business, our results of operations and financial condition.

We and certain of our current and former directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We and certain of our current and former directors or officers are named as defendants in a putative shareholder class action, which has yet to be resolved. We are currently unable to estimate the outcome of this lawsuit or any possible loss or range of loss, if any, associated with the resolution thereof. In the event that our initial defense of this case is unsuccessful, there can be no assurance that we will prevail in any appeal. We may also face new legal proceedings, claims and investigations in the future. The existence of such cases and any adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our investments in and capital supports to the joint venture company that we established for the construction of our regional headquarter and affiliated industrial park may occupy a portion of our working capital.

In October 2020, we established Shanghai 360 Changfeng Technology, Co.,Ltd., or 360 Changfeng, a joint venture company in Shanghai, China through Shanghai Qiyu, to build our regional headquarters and the affiliated industrial park for our future operations. Currently, we hold 70% of the equity interests in the joint venture and are the controlling shareholder, with the remaining 30% held by an independent third party. We have consolidated the financial condition and results of operations of the joint venture company on our financial statements beginning in the fiscal year of 2021 and it became our consolidated subsidiary. The construction project that the joint venture company operates is capital intensive. Pursuant to the joint venture agreement, the shareholders of the joint venture company will contribute initial funding for the acquisition of land use rights, while funds required for subsequent developments will be mainly supplied through external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. See also “Item 4. Information on the Company—D. Property, Plant and Equipment.” As of December 31, 2021, a total of RMB1.0 billion were contributed by the shareholders to acquire land use rights, of which RMB0.3 billion was funded by the independent third party. Additionally, 360 Changfeng obtained a syndicated loan with a principal amount of RMB1.0 billion from commercial banks in China in 2021 to finance its operations and the construction project. Currently, our investments in and capital supports to 360 Changfeng has not had a material adverse impact on our working capital. However, if it requires further capital contributions or funding from us in the future, our working capital position could be negatively impacted. In addition, if it defaults in its repayment obligations in any debt financings, it may incur additional liabilities or be involved in legal proceedings, which may adversely affect our results of operations, cash flow positions and reputations.

Our operations have been impacted by the outbreak of COVID-19, which may continue and may adversely affect our financial performance.

Since its hit in early 2020, the COVID-19 has adversely impacted the economy of China and the economic condition of small and medium-sized businesses, especially offline businesses, and to a greater or lesser extent resulted in reduced spending, especially on discretionary consumption. We derive revenues from loan products facilitated through our platform. A reduction in discretionary consumption may adversely affect demand for personal and SME loan products. In addition, downturn in the economy and previous suspension of business activities across various sectors might cause an increase in default of the loans facilitated through our platform as they are likely to lead to a rise in unemployment and may weaken borrowers’ willingness and ability to repay their debts. The increased defaults could in turn result in enhanced risks and financial losses to our financial institution partners and us. As a result, we booked more provisions in 2020 to cope with the deterioration of asset quality of the loan portfolios due to COVID-19 and increased allowances to ensure sufficient coverage of potential defaults on loans facilitated on our platform. In addition, we curtailed our expenses, implemented stringent cost control measures and adopted more conservative customer acquisition strategies. The spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. The long-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the broader economy remain difficult to assess or predict and face significant uncertainties that will be difficult to quantify. The extent to which the COVID-19 pandemic impacts us and the Chinese economy as a whole in 2022 and beyond depends on its future developments, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be adversely effected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could also be adversely affected by other epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if any of our employees are suspected of having contracted the COVID-19 as well as having affected by other epidemics such as the Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, and other epidemics, since it could require our employees to be quarantined or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy and the Credit-Tech industry in general.

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

Our headquarters is located in Shanghai and many of our senior management reside in Beijing. Most of our system hardware and back-up systems are hosted in leased facilities located in Shanghai and Beijing. Consequently, we are highly susceptible to factors adversely affecting Shanghai and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur or aggravate in Shanghai and Beijing, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Special Management Measures for the Access of Foreign Investment (Negative List) (2021 version), or the 2021 Negative List, which became effective on January 1, 2022 and replaced the negative list in the Special Management Measures for the Access of Foreign Investment (2020 version), and other applicable laws and regulations.

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises. Therefore, we operate our Credit-Tech businesses in China through our VIEs and their subsidiaries, in which we have no ownership interest. Our PRC subsidiaries have entered into a series of contractual arrangements with our VIEs and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” One of our VIEs, Shanghai Qiyu, has been operating our Credit-Tech business, including, among others, operations of our 360 Jietiao since its incorporation and has obtained and held the ICP license according to relevant PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment Restrictions—Regulations on value-added telecommunications services.” The subsidiary of Shanghai Qiyu, Fuzhou Microcredit, which also provides loans through 360 Jietiao, has obtained a microcredit license from the relevant competent local authorities.

Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in our Cayman Islands holding company. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and our Company as a group.

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

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant government authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our VIEs, revoking the business licenses or operating licenses of our WFOE or our VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offshore offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of our VIEs, or our failure to receive economic benefits from our VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs, which contributed 93%, 97% and 92% of our revenues in 2019, 2020 and 2021, respectively.

We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and the shareholders of our VIEs, to operate our Credit-Tech businesses, including, among others, the operation of 360 Jietiao, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs or the shareholders of our VIEs may fail to fulfill their contractual obligations with us, such as failure to maintain our platform and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contractual arrangements to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs and the shareholders of our VIEs. Although we have the right, subject to a registration process with PRC government authorities, to replace Shanghai Qibutianxia as the registered shareholders of our VIEs under the contractual arrangements, if it becomes uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and the shareholders of our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The registered shareholders of our VIEs are beneficially owned by some of our shareholders. However, as we raise additional capital, and our shareholders sell the shares they hold in our company in the future, the interests of such registered shareholders of our VIEs might become different from the interests of our company as a whole. Under the influence of its shareholders, such registered shareholders of our VIEs may breach, or cause our VIEs to breach, the existing contractual arrangements we have with them, which would have a material adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the registered shareholders of our VIEs may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, the registered shareholders of our VIEs will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our ADSs could be prohibited from trading in the United States in 2023.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little advance notice. The interpretations of many PRC laws, regulations, and rules may contain inconsistencies, the enforcement of which involves uncertainties. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, replaces the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations. We cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

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

The Chinese economy differs from the economies of most developed countries in many respects, including, but not limited to the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. Further, the PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

COVID-19 had a severe and negative impact on both the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. For example, export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies for alleged activities both inside and outside of China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition and results of operations.

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

The approval of and filing with the CSRC or other PRC government authorities may be required if we conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009 requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering of equity shares, depository receipts, convertible corporate bond, or other equity-like securities, and the listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated material domestic company, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on offshore offering and other equivalent offshore offering activities. Particularly, the issuer or its affiliated material domestic company shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offshore offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder, actual controllers, directors, supervisors, and senior management and other responsible persons. The Draft Administration Measures also sets forth certain regulatory circumstances where offshore offerings and listings by domestic enterprises shall be prohibited.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures have not been formally adopted. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on offshore financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, if we conduct any offshore offering.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Regulations on Network Data Security as well as the filing requirements under the Draft Provisions and the Draft Administration Measures are required for an offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected if we ever conduct offshore offerings in the future. Any failure to obtain or delay in obtaining such approval or completing such filing procedures if we were to conduct offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct an investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “-Risks Related to Our ADSs-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the CAC (with the involvement of the State Council Information Office, the MIIT, and the MPS). The primary role of this new agency is to facilitate policy-making and legislative developments in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

According to relevant PRC laws and regulations, an enterprise must obtain a value-added telecommunication business license to operate a value-added telecommunication business. Our online platform, 360 Jietiao, operated by Shanghai Qiyu, one of our VIEs, obtained its ICP license in April 2021. Nevertheless, it is uncertain if Fuzhou Microcredit will be required to obtain a separate operating license with respect to our mobile app or website in addition to the VATS license or Shanghai Qiyu may be required to obtain additional value-added telecommunications business licenses. See also “—If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

We face uncertainties with respect to the interpretation and implementation of the Anti-monopoly Law.

According to the Anti-monopoly Law of the PRC, business operators that hold dominant market position shall not abuse their dominant market position to restrict trading counterparts to transact only with such business operators or only with designated business operators without a justifiable reason. Where a business operator has violated the Anti-monopoly Law of the PRC in abusing its dominant market position, the anti-monopoly enforcement agency may order the business operator to stop the illegal act and confiscate the illegal income. A fine of 1% to 10% of the sales amount of the preceding year shall be imposed.

We do not believe our business is in violation of the Anti-monopoly Law of the PRC, and as of the date of this annual report, we had not been subject to any administrative penalties or regulatory actions in connection with anti-monopoly. Recently, the SAMR imposed administrative penalties in a number of anti-monopoly cases in the internet industry, and the regulatory environment of anti-monopoly is tightening. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of competition laws and regulations in China, we cannot assure you that we will not be required to adjust our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, or be able to maintain full compliance. Any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

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

The SAFE issued the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Policy for Foreign Exchange Control of Capital Accounts, or Circular 2, on May 12, 2014, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. Circular 2 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. In addition, in response to the persistent capital outflow and the Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other government authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long-term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The M&A Rules and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, promulgated by SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures if they participate in any stock incentive plan of an overseas publicly traded company, unless certain exceptions are available. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted stock options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;
●	deterioration of the collaboration relationship with 360 Group;
●	conditions in the Credit-Tech industry;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other Credit-Tech platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Although we adopted regular quarterly dividend policy in 2021, we cannot assure you that our existing dividend policy will not change in the future or the amount of dividends that you may receive, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any fiscal quarter and, therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

On November 15, 2021, our board of directors approved a quarterly cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of our net income after tax for such quarter. The determination to make dividend distributions and the exact amount of such distributions in any particular quarter will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors.

Despite a regular dividend policy being in place, before any dividend is declared and paid for any fiscal quarter, we need to have enough profits to justify such declaration and payment, or we need to have sufficient reserves set aside from profits previously generated that our board of directors determines are no longer needed. In addition, we must be able to pay our debts as they fall due in the ordinary course of business immediately following the dividend payment. We cannot assure you that we will be able to meet all of such conditions to enable dividend declaration and payment in compliance with laws. Even if our board of directors decides to declare and pay dividends, the timing and amount of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, the amount of dividends that you may receive is uncertain and subject to change.

Furthermore, our regular dividend policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our dividend policy in the future. Accordingly, you should not rely on your investment in our ADSs as a source for any future dividend income and the future return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our dual class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares consist of class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of class B ordinary shares are entitled to twenty votes per share. Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof, while class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Hongyi Zhou, beneficially owned 75.1% of the aggregate voting power of our company as of February 28, 2022. As a result, he has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Furthermore, given our dual-class shares structure, Mr. Zhou will have the ability to influence the outcome of all corporate governance matters so long as he beneficially owns at least 4.8% of our total issued and outstanding share capital in class B ordinary shares. This structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, if we asked the depositary to solicit your instructions, the depositary will endeavor to vote the underlying class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to solicit, you can still send voting instructions to the depositary and the depositary may, but it is not required, to endeavor to carry out those instructions. You will not be able to directly exercise any right to vote with respect to the underlying class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. If we ask the depositary to solicit your voting instructions in connection with a shareholders’ meeting, we have agreed to give the depositary notice of that meeting and details of the matters to be voted upon at least thirty (30) days prior to the meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying class A ordinary shares which are represented by your ADSs, and you may have no legal remedy if the underlying class A ordinary shares are not voted as you requested.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Mr. Hongyi Zhou, the chairman of our board of directors, influences 75.1% of the total voting power of our issued and outstanding ordinary shares as of February 28, 2022. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

In May 2018 and November 2019, we adopted our 2018 Share Incentive Plan and 2019 Share Incentive Plan, respectively, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Share Incentive Plan was later amended in November 2019, and the 2019 Share Incentive Plan was later amended in August 2020. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our combined and consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Share Incentive Plan and 2019 Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company, restricted shares and restricted share units. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Incentive Plan is 25,336,096. The maximum aggregate number of ordinary shares that may be issued under the 2019 Share Incentive Plan is 17,547,567, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 for four consecutive fiscal years or such lesser amount as determined by our board of directors. As of February 28, 2022, class A ordinary shares underlying the options that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 2,833,958 and the class A ordinary shares underlying the options and restricted share units that have been granted and are outstanding under the 2019 Share Incentive Plan amounted to 17,048,330. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In particular, a majority of our outstanding shares are held by venture capital or private equity fund investors that are not our affiliates. These shareholders may have varying investment horizons, cash needs and repayment obligations under certain financing arrangements, including one entered into by certain beneficial owners of our shares, who were originally organized and capitalized for the purpose of the privatization transaction of Qihoo 360 Technology Co. Ltd., and may sell their shares in reliance on Rule 144 without volume limitation.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we rely on home country practice with respect to certain aspects of our corporate governance, including (i) the independence requirements for compensation committee and nomination committee, (ii) the requirement that a majority of the board must be independent, (iii) the requirement to hold annual general meeting, and (iv) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended. But given the other home country practice we follow, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Assuming that we are the owner of our VIEs (including their respective subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2021 or becoming a PFIC in one or more future taxable years.

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

We are named as a defendant in a putative shareholder class action lawsuit in the United States, and we may be involved in more class action lawsuits in the future. See “—We and certain of our current and former directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4 INFORMATION ON THE COMPANY

A.          History and Development of the Company

We started our operation in July 2016, when Shanghai Qibutianxia (formerly known as Beijing Qibutianxia Technology Co., Ltd., which changed its name to Shanghai Qibutianxia Information Technology Co., Ltd. in 2021)  incorporated Shanghai Qiyu. In March 2017, Fuzhou Microcredit was founded and later obtained the license to conduct an online microcredit lending business. In June 2018, Fuzhou Financing Guarantee was founded and obtained the license to provide financing guarantee services.

In April 2018, we were incorporated in the Cayman Islands as an offshore holding company under our former name, 360 Finance, Inc., to facilitate our financing and offshore listing. In May 2018, all shareholders of Shanghai Qibutianxia adopted a unanimous resolution to reorganize for offshore listing and determine to spin off the Credit-Tech service, microcredit lending as well as related financing guarantee businesses, which were hosted by Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee.

During the reorganization process we issued ordinary shares and preferred shares to the beneficial owners of Shanghai Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. We in addition have incorporated a wholly owned subsidiary, HK Qirui International Technology Company Limited, in Hong Kong. It has further incorporated a wholly owned subsidiary in China, Shanghai Qiyue Information Technology Co., Ltd., which is referred to as our WFOE in this annual report. Our WFOE has entered into a series of contractual arrangements with Shanghai Qiyu, Fuzhou Microcredit, and Fuzhou Financing Guarantee and their respective record shareholders. These contractual arrangements enable us to exercise effective control over our VIEs; receive substantially all of the economic benefits of our VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For risks and uncertainties associated with this structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

On January 30, 2019, Shanghai Financing Guarantee, through which we provide the guarantee to our borrowers for the loans provided by our financial institution partners, obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business.

In June 2020, one of our affiliates 360 Group acquired a 30% stake in Kincheng Bank of Tianjin Co., Ltd., or Kincheng Bank.  As a result of the transaction, 360 Group became the largest shareholder of the bank and has nominated the chairman of the board and president of the bank.  Kincheng bank is an internet bank well-positioned to provide safe and intelligent banking services to the general public in China.

On September 15, 2020, with the approval by a special resolution of our shareholders, we changed our name from “360 Finance, Inc.” to “360 DigiTech, Inc.”

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

B.          Business Overview

We are a leading financial technology platform in China. We are dedicated to making financial services more accessible and personalized to consumers and micro- and small-business owners, or SME owners, through technology empowerments to financial institutions. With profound user insights distilled from long-term engagements with users across life and business scenarios enabled by AI and big data analytics, our technology solutions empower financial institutions across different stages of the credit cycle and deliver to users more accessible credit lines. From inception to December 31, 2021, we had facilitated over RMB930.3 billion (US$146.0 billion) of loans to 24.3 million borrowers.

Drawing on our proprietary technology, we brought forth an intuitive, digital platform enabling financial institutions to offer borrowers revolving lines of credit with flexible loan tenors, available through convenient application process on our platform. A borrower is able to obtain a line of credit and select from our diversified loan product portfolio the one that best fits his or her needs typically within five minutes after the application is submitted. In this timeframe, our system on the backend is able to complete the credit profiling, fraud detection and initial credit screening on a given borrower, matching such borrower and our funding partners based on their risk appetites, as well as assisting our funding partners in advanced risk assessment and obtaining their final approval.

As a spin-off from 360 Group, we inherited from 360 Group genes of technology, innovation and security, which we will continue to leverage to facilitate the digitalization of the financial sector as a technology enabler to achieve financial inclusion. While we initially started to tap into the market taking credit risk in a substantial portion of loans facilitated through our platform,  we have since gradually transitioned to a more technology-centric platform approach, deleveraging our business to a more healthy level and enhancing our platform’s scalability. As of December 31, 2021, our leverage ratio, which is defined as risk-bearing outstanding loan balance over net assets, was 4.3 times, compared to 6.6 times as of December 31, 2020. In the meantime, we continue to expand and diversify our funding sources into regional and national banks and consumer finance companies. In 2021, 100% of our funding was from financial institutions.

Our Services

We match underserved and unserved borrowers with credit demand to a diversified pool of financial institutions with credit to supply, through both credit-driven services and platform services.

Credit-driven services

Under the credit-driven services category, we match borrowers with financial institution partners as well as leverage our technologies to empower our financial institution partners to conduct customer acquisition, initial credit screening, advanced risk assessment, collection and other post-facilitation services more effectively. Loans facilitated under this category are either funded by our financial institution partners or Fuzhou Microcredit, which is licensed to conduct microcredit business in China. For loans extended by our financial institution partners, we provide guarantees against potential defaults. Such contractual guarantee arrangement is underwritten either by our VIE that is licensed to provide financing guarantee services, or third-party licensed guarantee companies or insurance companies to which we may provide back-to-back guarantee at their request.

Platform services

We do not take any credit risk for our platform services. Our platform services include loan facilitation and post-facilitation services through our capital-light model, intelligent marketing services to financial institution partners under Intelligence Credit Engine (ICE), referral services and risk management software-as-a-service (SaaS).

Capital-light model

We launched the capital-light model in 2018 focusing on implementing our strategic transition from a traditional risk bearing loan facilitator to a technology enabler. Under the capital-light model, we facilitate transactions between borrowers and our financial institution partners through a suite of technology-enabled services spanning across the credit life cycle, including borrower-financial institution partner matching, technology empowerment in preliminary and advanced risk assessment, and post-facilitation services such as loan repayment, loan performance monitoring and assistance in loan collection. For loans facilitated under the capital-light model, we do not take credit risks and generate income through service fees charged to financial institution partners as a pre-negotiated percentage of the interest accrued on the loans. As of December 31, 2021, we had worked with 49 financial institution partners under capital-light model. In the fiscal years ended December 31, 2021, loans facilitated under capital-light model accounted for approximately 54.4% of our total loan facilitation volume.

Intelligence Credit Engine (ICE)

ICE is an open platform on our “360 Jietiao” app (“360借条” in Chinese, which means “360 notes”) that offers financial institution partners intelligent marketing services. For loans facilitated through ICE, we match borrowers with financial institution partners leveraging big data and cloud computing technologies, assist financial institution partners with pre-loan assessment of borrowers, but do not provide advanced risk management assessment or post-facilitation services. We earn pre-negotiated service fees from financial institution partners and do not take credit risks.

Referral services

We also provide referral services to other online lending companies, whereby we refer applicants whose risk profile do not match the criteria of our financial institution partners to certain online lending marketplaces, and earn referral fees. We consider referral services to be supplemental in nature to our loan facilitation services. The scale of this line of services is relatively small, and referral fees generated from it fluctuates significantly from period to period.

Risk Management Software-as-a-service (SaaS)

In 2020, we begun to offer financial institutions on-premise deployed, modular risk management software as a service. Integrated with our risk management insights and algorithms as well as other proprietary technologies, our risk management SaaS helps financial institution partners acquire borrowers and improve initial credit screening and advanced risk assessment results. Under this model, we take subscription fees for the corresponding technology solutions elected by the financial institutions.

The following table presents our operating data related to credit-driven services and platform services, respectively, for 2021 or as of December 31, 2021:

	Loan facilitation/origination volume	Ending balance

	(in RMB millions)

Credit-driven services:	162,878	64,720
Platform services	194,225	77,268
Total	357,103	141,987

Products offered to borrowers

Our core product offered to borrowers is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our products are provided under the 360 Jietiao brand.

Our engagement with consumer borrowers begins with a credit application which typically takes less than five minutes. Once approved, a prospective borrower is granted a line of credit, typically with a principal amount ranging from RMB1,000 to RMB200,000, for drawdowns based on specific needs with an amount typically between RMB500 and RMB200,000. Borrowers with lower-risk credit profiles may be granted a higher principal amount of up to RMB300,000 for different consumption needs. The average single drawdown amount in 2021 was RMB6,220 (US$976). When an approved borrower makes a drawdown request, we perform preliminary risk assessment on such borrowers to ensure his or her continued qualification for drawdown before the request is transmitted to our financial institution partners for independent credit assessments and loan disbursement approval. Once a drawdown is approved, a borrower may elect a loan tenor best suited for his or her financial needs, in fixed terms of one month, three months, six months, twelve months, eighteen months or twenty-four months, to be repaid in monthly installments. We are also offering other payment terms such as repayment at any time with a fixed daily interest within one or two months. As of December 31, 2021, we had facilitated credit lines for 38.5 million consumer borrowers cumulatively. The average amount of approved credit line for each borrower in 2021 was approximately RMB11,421 (US$1,792).

Aiming to serve business needs of small- and micro-sized enterprises owners, or SME owners, and address their unique risk profiles, we introduced 360 SME (“小微贷”) under the 360 Jietiao brand in late 2020. Currently, our 360 SME portfolio consists of three products, including e-commerce loans, enterprise loans and invoice loans, which offer a line of unsecured, high-limit credit with flexible loan tenors aiming to serve credit demands of SME owners in different business settings and at different stage of development. In 2021, we facilitated new credit lines to SME owners in an amount totaling RMB30.2 billion (US$4.7 billion).

Total loan facilitation volume made through 360 Jietiao in 2021 was RMB357.1 billion (US$56.0 billion). The outstanding balance of all loans made through 360 Jietiao as of December 31, 2021 was RMB142.0 billion (US$22.3 billion). The average contractual tenor of loans originated or facilitated in 2021 was 10.62 months.

Credit Demand - Our Borrowers

Borrower profile

In consumer credit market, we target the large and growing Chinese population of young generation of borrowers who are underserved or unserved by the traditional financial institutions. Our borrowers are generally drawn to our platform for supplemental credit solutions. Additionally, in late 2020, we launched a pilot program that targets SME owners to address their funding demand for business development. Our program mainly aims to serve SME owners with an annual operating revenue below RMB5 million. We believe this group of borrowers are unserved or underserved by traditional financial institutions, which typically focus on SME owners with higher annual revenues.

We believe we are chosen by borrowers because of our reputation and the convenient, fast, intuitive and transparent user experience that we offer on our platform. To date, we have established a large base of loyal creditworthy borrowers. As of December 31, 2021, we had 38.5 million cumulative users with approved credit lines in the aggregate, among which 63.4% had credit cards and 50.1% were between 25 to 35 years old. Our repeat borrower contribution was 88.1% for the year ended December 31, 2021, and our 90 day+ delinquency rate as of December 31, 2021 was approximately 1.54%.

Borrower acquisition

We strive to diversify the network for borrower acquisition, which currently comprises online advertising on channels operated by leading internet companies, “embedded finance” cooperation with online platforms with heavy consumer traffic, 360 Group, offline promotions and borrower referral programs with other platforms.

Online advertising.

We partner with leading internet traffic platforms to acquire borrowers via online advertising. We are improving our targeted marketing capabilities by leveraging big data analytics so that we can place advertisements to intended users who fit into our target borrower profile more effectively. We have also developed analytics algorithms in collaboration with channel partners based on the anonymous borrower information aggregated from such channel partners so that users of the channel partners with credit needs can be directed to our platform with improved precision and efficiency. We intend to continue optimizing our proprietary AI and big data analytics systems and expand the network of channel partners to improve borrower acquisition efficiency.

Embedded finance model.

In 2020, we started cooperating with leading online platforms with heavy consumer traffic under “embedded finance” model. These platform partners include, among others, leading e-commerce platforms, ride-hailing companies and smart phone companies. Under this model, we embed our risk management, data analytics and other proprietary technology solutions within the partnering internet platforms, enabling them to offer financing services to end users on their platform through us and thereby further unleash the monetization value of their user base, while facilitating our borrower acquisition. We have become the Credit-Tech service partner of many leading online platforms, gaining access to a large number of internet users across consumption scenarios for potential conversion into our borrowers. As of December 31, 2021, we had partnered with 33 leading online platforms. Embedded finance has become a significant part of our customer acquisition solutions.

360 Group channels.

Historically, we collaborated with 360 Group in several aspects of borrower acquisition. Benefiting from the collaboration, which enabled our mobile app to be showcased on 360 Group’s products’ user interfaces, we were able to connect with 360 Group’s user base for borrower acquisition. In recent years, however, customers acquired from 360 Group has contributed significantly less to our business, as our customer acquisition channels continue to diversify.

Offline promotion and borrower referral programs.

In the meantime, we conduct offline sales and marketing activities to promote our products and services in specific regions and for specific products. In addition, we continue to acquire new customers through borrower referral programs.

Credit Supply - Our Funding

We have a stable and diversified base of funding partners. We primarily rely on our financial institution partners, including national and regional banks and consumer finance companies, to fund our credit products. From time to time, we also fund a small percentage of loans through Fuzhou Microcredit. With sufficient and strong funding commitment from our financial institution partners, we have the flexibility to recommend suitable products to borrowers with different combinations of funding sources depending on market conditions. For 2021, financial institutions accounted for 100% of our total funding.

Financial Institutions

As of December 31, 2021, we had cooperated with a total of 119 financial institutions, including national and regional banks and consumer finance companies.

Our financial institution partners are primarily national and regional commercial banks with lower funding costs, more comprehensive compliance protocol and more stringent risk management infrastructures compared with other lenders. As of December 31, 2021, we had established partner relationship with our financial institution partners in 25 provinces and 62 cities in China.

In certain special cases and as required by a small number of financial institution partners, some of our loans are funded by and disbursed indirectly through trusts and asset management plans. We are considered the primary beneficiary of the trusts and asset management plans and therefore consolidate their assets and liabilities on our balance sheet.

The value we add to our financial institution partners includes efficient borrower acquisition through online and offline channels, risk management technology empowerment, post-facilitation services and risk-adjusted returns throughout economic cycles, among others. Our technology infrastructure helps enhance financial institution partners’ risk management, providing them with a more seamless and real-time risk management experience.

Alternative funding initiatives

We have explored and expect to continue exploring alternative funding initiatives, which include standardized capital instruments such as the issuance of ABSs. We have been approved to list ABSs in a total value of RMB27 billion on the Shanghai Stock Exchange and Shenzhen Stock Exchange. As of December 31, 2021, we issued ABSs of RMB10.5 billion (US$1.6 billion) with a comprehensive cost of funding less than 6.0%.

Fuzhou Microcredit

In March 2017, Fuzhou Microcredit was established, which has obtained the regulatory approval and microcredit license to originate loans. In 2021, RMB6.8 billion (US$1.1 billion) of credit drawdowns on our platform were funded by our Fuzhou Microcredit, representing approximately 1.9% of the total principal amount of all loans originated or facilitated by us during such period. All loans funded by Fuzhou Microcredit were recorded on our balance sheet. Currently, Fuzhou Microcredit has a registered capital of RMB5 billion.

Risk Management

We believe our industry-leading risk management capabilities are a key competitive advantage allowing us to expand our business while maintaining consistently solid asset quality. Our risk management technology solutions are built upon a massive and comprehensive database, sophisticated risk management engine, and efficient post-facilitation service process, with which we aim to help our financial institution partners improve risk management performance. With our technology empowerment, financial institutions conduct core risk management and credit approval independently to achieve better risk management.

Data assets

Large volumes of high-quality data are a key factor differentiating Credit-Tech platforms. We have gained a considerable competitive advantage with our proprietary data collection, processing, and analyzing capabilities. Historically, our collaboration with 360 Group also gave us a unique edge in some key elements of risk management related data. Meanwhile, we partner with a wide range of third-party data providers to significantly enrich our database. For example, we have access to the Credit Reference Center of the People’s Bank of China, which allows us to download and submit data on borrowers’ credit profiles.

Risk management engine

The success of our business relies on the effectiveness of our risk management systems. The “brain” of our risk management systems is our Argus Engine. Our Argus Engine integrates a massive user database, AI-powered data analytics, and expert experience based machine learning into a comprehensive model. Leveraging on its three core functions of anti-fraud, credit assessment and risk alert, Argus Engine has profiled over 188 million current and potential borrowers.

Behavior analysis and fraud detection

Through our Argus Engine, we seamlessly combine data aggregation with fraud detection capabilities as follows. As of December 31, 2021, Argus Engine has generated profile for 188.2 million registered users.

●	Identity authentication. We use facial recognition technology and other tools and processes leveraging internal and external data sources to verify the identity of a prospective borrower, denying those applications completed with what we believe to be false identities.
●	Blacklist filtering. We maintain a real-time list of suspicious devices and accounts referred to as a blacklist and to which we have automated access. We refer to the blacklist as well as fraud records provided by third-party institutions to filter prospective borrowers with high fraud risks.
●	Telecommunication fraud prevention. Our anti-fraud system integrates black or gray list from 360 Group, AI powered source tracking technologies, as well as real time transaction and risk monitoring models. This system enables fraud prevention across the entire lending process, from pre-lending customer acquisition to post-facilitation services. Its telecommunication fraud prevention mechanism features fraud risk alert, fraud interception and post-fraud feedback.
●	Anti-fraud algorithms. We filter borrowers through the use of anti-fraud algorithms based on machine learning:
●	we utilize supervised machine learning processes to learn from known fraud behavior patterns, training our algorithms to develop rules to identify similar patterns and deny suspicious applications;
●	we utilize unsupervised machine learning to run anomaly detection to detect individual and aggregated abnormal patterns for purpose of identifying unknown fraud behaviors; and
●	we conduct a social network analysis, connecting seemingly unrelated factors to often detect fraud schemes.

Proprietary credit scoring and risk models

When a credit application is deemed to not represent a fraud risk, it is then subjected to the credit assessment module of our Argus Engine. This module will select and analyze variables associated with a given credit application. The variables that the Argus Engine analyzes are selected based on the perceived risk profiles of the borrowers. The Argus Engine ultimately generates an A-Score to quantify a borrower’s credit profile. Prospective borrowers with higher A-Scores are typically granted higher credit limits. The A-Score is then directed to the Cosmic Cube Pricing Model for pricing.

We continuously monitor the borrowers and conduct credit assessment each time a borrower requests a drawdown. A-Score is the result of the initial credit assessment performed on an applicant based on his/her credit profile, considering various factors such as financial condition, education, past credit history and social behaviors. Different from A-Score, B-Score is applied to existing borrowers on our platform with more than three months of borrowing history, by monitoring borrower behaviors, such as account, drawdown, repayment, operating and recommendation behaviors. The B-Score replaces the A-Score for the purpose of future credit assessment and re-evaluation. The B-Score is reevaluated each time the borrower applies for a drawdown and at the end of each month. Given that we have high repeat borrower contribution, we expect the B-Score, reflecting the latest borrower behavior, to play a prominent role in our overall risk management effort.

Based on the B-Score assigned to borrowers, the system adjusts their credit line both proactively and in response to the requests made by them. For a given borrower, the adjustment can be done no more than once every three months. A typical 15% to 25% increase will be given to the credit line of the borrower if the underlying adjustment is approved.

Real-time risk events monitoring

Leveraging the expansive and complicated relational network of a borrower’s financial connections, Argus Engine can extract the most important information from the massive dataset and determine the borrower’s credit profile. When a borrower makes an online credit drawdown or application, we need to conduct real-time risk monitoring, which necessitates the support of a powerful risk assessment engine. Currently, the real-time graph engine is in the fourth generation with more than 2 billion nodes and 58 billion edges. Compared to the third generation, its performance has improved by a factor of 20 times. It provides 120 million times online calculations daily, mapping first-degree connections in an average of 9 milliseconds, and second-degree connections in an average of 600 milliseconds. Backed by powerful computation, our real-time screening net can accurately identify risks from group fraud, multiple platform borrowing and default, among others.

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

We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. In 2021, the application of our AI-powered collection has covered approximately 75% manpower in our collection services. Our collection system can conduct automatic outbound calls in batches and interact with our borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs. Our AI-powered collection system has achieved a 200% increase in the call-through rate and a 50% increase in effective communication time with 30% saving in manpower since its launch. As of December 31, 2021, we have maintained a delinquent loan collection rate of approximately 87%, even after we purposefully adjusted some of our loan collection methods in response to more stringent compliance requirements imposed by regulators in late 2019, which resulted in relatively less effective loan collection across the industry.

Data and Privacy Protection

We are dedicated to protecting our borrowers’ privacy, and we have implemented a data privacy and security system to ensure the security, confidentiality and integrity of data.

We adopt policies to make sure we obtain users’ consent collecting and using their data. We have promulgated a user privacy policy on our platform, setting forth our data use practices and how privacy works. When a user registers an account via our app, he or she must read through and agree to the privacy agreement before the registration can be completed. Besides, in certain phases of the loan utilization process that involve data collection or usage, such as activating facial recognition function to facilitate risk management and transaction security, our users will be prompted again to read through and agree to separate authorization agreements on our data collection and use practices before they can proceed. We only collect and use the data for the stated purpose as authorized by the user of our app in connection with risk management and as otherwise required by applicable laws and regulations.

We store user and borrower data in accordance with applicable laws and regulations, and we have adopted and implemented internal controls system and protocols focused on data security and personal information protection. We require all of our employees to comply with the protocols, respect the privacy of our users and borrowers, and protect their information. In addition, we limit our employees’ access to de-identified information and the output of such credit analysis only (except for key data security personnel whose access is subject to stringent internal approval) for purposes of mitigating the possibility of data leakage and avoiding unnecessary privacy invasion as much as possible.

With rigorous data privacy and security system, in June 2020, our fintech service application, 360 Jietiao, received both the app security certification and the app information security certification from the National Computer Virus Emergency Response Center, or the NCVERC, which is the official agency for anti-virus internet security and designated testing body for the “Special Crackdown on the Illegal Collection and Misuse of Personal Information by Apps” initiative by the MPS. In particular, 360 Jietiao received a level 3 rating for both app privacy and data security, the highest level granted by the NCVERC. Given the ongoing regulatory environment, the certifications granted to us recognize our core competency in privacy protection and security technology and further solidify our competitive advantage in terms of regulatory compliance.

Our commitment to protecting borrowers’ privacy also shapes the way we collaborate with others on data insight enhancement for the purpose of risk management. For example, we obtain consent from our users and borrowers to use their data insights obtained from 360 Group for risk management purposes at the registration stage. In addition, to better protect privacy and avoid unnecessary invasion, we offer 360 Group our artificial intelligence and other data tools to enable it to develop algorithms in this data insight enhancement collaboration, which translate complex user data into insights relating to a user’s financial status and creditworthiness. In this way, we can draw on 360 Group’s user data set by conducting query search without the need to directly access user data.

Technology & Security

We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior borrower experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by a strong research, development and risk management team, which accounted for 46% of our total employees, as of December 31, 2021.

Principal components of our technology infrastructure include:

●	Data science. Data science contributes to many elements of our business and operations, extending across an entire borrower lifecycle. Our Argus Engine allows us to aggregate and assess thousands of data points to build a comprehensive profile for each borrower which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating our borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.
●	Artificial intelligence. We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-facilitation services. We consistently upgrade our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus Engine, which consistently re-evaluates statistically significant variables and re-develops policies around borrower assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal credit decision only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For instance, our AI-powered voice system, which we apply to the collection of delinquent loans, has reduced our collections staff significantly and empowered the remaining staff to be more efficient and effective. Lastly, we are in the process of evaluating applications of blockchain across our business model.

●	Security. We are committed to maintaining a secure online platform. Our platform benefits from the expertise of 360 Group’s platform as many of our employees, across all levels, came from 360 Group and contributed to building that business into China’s leading internet security platform. Our focus on security provides operational benefits, as borrowers are more willing to share sensitive information with us, we believe, because of our security reputation. Key security features are as follows:

● Our firewall monitors and controls incoming and outgoing traffic 24 hours per day , and the firewall is updated and trained periodically with mimic attacks from hackers to spot potential loopholes and protect our platform from malware, computer virus and hackings;

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

●	Stability. We operate on 360 Group’s private cloud. Our systems infrastructure is hosted in data centers at three separate locations in Beijing and Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts a modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable.
●	Scalability. With a modular architecture our platform can be easily expanded as data storage requirements and borrower visits increase. In addition, load balancing technology helps us improve the distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Meanwhile, we have built our system in a partner-friendly approach as we provide flexible options to our partners regarding the scope of the data to be provided as well as how the data is provided. With such flexibility, we can cut a considerable amount of time and monetary cost in synchronizing the systems of ours and our partners’. For instance, it typically takes one to two weeks for us to develop our system access to a new partner’s system, which is a key selling point when prospective financial institution partners evaluate joining our platform.

Competition

We generally compete for customers, funding, data and other third-party services with other Credit-Tech platforms, including technology giant backed platforms and independent internet finance platforms. As the macro and regulatory environment evolve in recent years, we have observed dynamic changes in the market landscape. On the one hand, technology giant backed platforms are scaling back their over-leveraged operations, which creates opportunities for us to fulfill the “spillover” demand. On the other hand, as regulatory compliance becomes increasingly important for independent platforms, smaller and weaker ones that lack capabilities to achieve profitability while maintaining compliance are naturally withdrawing from the market, which in turn creates opportunities for us to further strengthen our leadership position.

In addition, many leading internet and technology companies that possess large user bases, substantial financial resources and high frequency consumption platform entered the Credit-Tech market in the past few years. However, many of them have since scaled back their effort in developing Credit-Tech business by themselves due to lackluster performance. Instead, they have chosen to partner with leading Credit-Tech platform like us to help them better monetize their user base with comprehensive financing solutions. We refer to such partnerships as “embedded finance.”

We believe that our data insights, robust risk management system, productive customer acquisition channels, user-friendly product designs, and ample and diversified funding sources form a substantial competitive advantage over many of our peers. Such competitive advantage, along with our consistent track record and solid execution, also in turn helps us gain trust from financial institutions and strengthen our relationship with business partners.

Intellectual Properties

We regard our trademarks, domain names, software copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of patent, copyright, trademark and trade secret laws in China, as well as licensing agreements and other contractual protections, to protect our proprietary technology.

As of February 28, 2022, we had 35 registered trademarks and 19 trademarks pending approval in China, 50 registered patents and 882 patents pending approval in China. We have 64 registered software copyrights and three copyrights of works in China. We are also the registered holder of 41 domain names in China.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be costly to defend and may disrupt our business and operations.”

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

Regulations on foreign investment industries

The National Development and Reform Commission and the MOFCOM issued the Guiding Catalog for Foreign Investment Industries (2017 Revision), in June 2017. In accordance with this catalog, foreign investment industries are divided into three categories: the “encouraged category,” the “restricted category” and the “prohibited category,” and industries not mentioned, in these three categories, are generally deemed permitted. The Foreign Investment Catalog was most recently revised on January 27, 2021, and is subject to review and update by the Chinese government from time to time. Moreover, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 version) (the “Negative List”) on December

27, 2021, which has become effective as of January 1, 2022. The Negative List repeals the “restricted” and “prohibited” categories stipulated in the Foreign Investment Catalog.

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

The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, issued by the PRC State Council in December 2001 and amended in September 2008, February 2016 and March 29, 2022, respectively, and Circular on Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (Operating E-commerce) issued by the MIIT on June 19, 2015, clarify that foreign-invested value-added telecommunications enterprises may only be Sino-foreign equity joint ventures, whose foreign equity ownership may not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce businesses) which may be 100% owned by foreign investors. Historically, those foreign-invested value-added telecommunications enterprises are required to have a good track record and operational experience in value-added telecommunications businesses. On March 29, 2022, the State Council promulgated the Decision of The State Council on Amending or Abolishing Certain Administrative Regulations, which will come into effect on May 1, 2022. According to the regulations, the aforementioned operational experience and good track record requirements of foreign investors of a value-added telecommunications service provider are not required.

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

We act as a Credit-Tech service platform to help facilitate loans between our borrowers and our financial institution partners, and we are not a party to the loans facilitated except for the loans funded by Fuzhou Microcredit, the subsidiary of our VIE, which is licensed to conduct microcredit business in China. We do not raise funds from our financial institution partners to provide loans to borrowers.

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

We are not aware if any of our Credit-Tech service products have been identified as cash loan products. However, we cannot assure that the government authorities would always share the same view with us as the interpretation and application of related regulations is still unclear. We have also taken considerable measures to comply with Circular 141, Circular 56 and other recent regulations. For example, we have been switching to a guarantee company model, adopted new payment models and make sure all IRRs of our product are below 36%. However, given that detailed regulations and guidance in the area of Credit-Tech industry are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future laws, regulations or rules. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant, our business, financial condition and results of operations would be adversely affected.”

Regulations on online lending information intermediaries

In August 2016, the CBRC, the MIIT, the MPS, and the State Internet Information Office jointly issued the Interim Lending Measures on Administration of Business Activities of Online Lending Information Intermediaries, which introduced online lending information intermediaries as financing information enterprises specifically engaged in the business of lending information intermediation services connecting investors and borrowers. Pursuant to that, online lending information service providers must complete registration with local financial regulatory departments, apply for appropriate telecommunication business licenses in accordance with relevant rules issued by competent telecommunication authorities and cover the “online lending information intermediary” in its business scope.

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

On December 31, 2021, the PBOC issued the Measures for Administration of Online Marketing of Financial Products (Draft for comments), which regulate online marketing of financial products by financial institutions or internet platform operators engaged by such financial institutions. Pursuant to this draft, financial institutions shall not engage other entities or individuals to carry out online marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way without the approval of financial regulatory authorities.

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

Based on this guidance, many provincial governments, including that of Fujian Province, promulgated local implementing rules on the administration of microcredit companies. In March 2012, Fujian Provincial People’s Government issued the Interim Administrative Measures on Microcredit Companies of Fujian, imposing the management duties upon the relevant regulatory authorities and specifies more detailed requirements on the microcredit companies. We operate online microcredit business through one of the subsidiaries of our VIEs, Fuzhou Microcredit, which is approved by the local government authority.

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

On September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microcredit Companies, or Circular 86. Circular 86 aims to regulate the operation of microcredit companies, prevent and resolve relevant risks, and promote the healthy growth of the microcredit industry. Circular 86 provides the following requirements with respect to microcredit companies, including. without limitation: (i) the financing balance of the microcredit company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the microcredit company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microcredit company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the microcredit company; (iv) microcredit companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by microcredit companies before they are released to the borrowers, and if microcredit companies have deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) microcredit companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microcredit business; and (vi) the microcredit companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the CBIRC and the PBOC published the Online Microcredit Draft adding new requirements on Online Microcredit Business. In particular, the Online Microcredit Draft, among other things, strengthens the legal approval, license and access conditions of Online Microcredit Business. Pursuant to the Online Microcredit Draft, to the extent a microcredit company engages in online microcredit business, said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall not operate beyond such region without the approval of the banking regulator under the State Council. The Online Microcredit Draft provides the following requirements with respect to microcredit companies that engage in online microcredit business, including, without limitation, the registered capital of a microcredit company which engages in online microcredit business shall not be less than RMB1 billion and shall be paid in lump-sum in the form of cash, and the registered capital of a microcredit company which engages in online microcredit business across provincial-level administrative regions shall not be less than RMB5 billion and shall be paid in lump-sum in the form of cash. And the Online Microcredit Draft also provides that the controlling shareholder of a microcredit company which engages in online microcredit business shall have a good financial position and be profitable consecutively in the last two fiscal years while having cumulative tax liabilities of not less than RMB12 million (as per the standard of consolidated accounting statement). In addition, according to the Online Microcredit Draft, the same investor, its related parties and persons acting in concert shall not be major shareholders in more than two microcredit companies engaging in online microcredit business across provincial level administrative regions, or hold controlling interests in more than one microcredit company engaging in online microcredit business across provincial-level administrative regions.

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

Regulations on Financing Guarantee

In March 2010, seven government authorities including CBRC, the MOFCOM and Ministry of Finance, or MOF promulgated the Interim Administrative Measures for Financing Guarantee Companies which requires an entity or individual to obtain a prior approval from the relevant government authority before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

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

On October 9, 2019, nine government authorities including the CBIRC, the NDRC and the MIIT promulgated the Supplementary Financing Guarantee Provisions, which requires that institutions providing services as customer recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such companies’ operation and properly make settlement for existing business contracts.

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

Fuzhou Financing Guarantee, through which we provide the guarantee to our borrowers for the loans provided by our financial institution partners, has obtained the financing guarantee certificate granted by relevant government authority to conduct financing guarantee business in June 2018. Shanghai Financing Guarantee, through which we provide the guarantee to our borrowers for the loans provided by our financial institution partners, has obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in January 2019.

On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which regulate all types of local financial organizations including financing guarantee companies. Pursuant to this draft, local financial organizations are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle. The rules for cross-province business carried out by local financial organizations shall be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provincial administrative regions to maintain compliance.

Although our Credit-Tech platform neither collects guarantee fees from our institutional funding partners, nor take providing guarantees as our main operating business, our platform may be deemed to operate financing guarantee business and violate the Supplementary Financing Guarantee Provisions by the PRC regulatory authorities since some of our PRC subsidiaries without the relevant financing guarantee license provided guarantees or other credit enhancement services to some of our institutional funding partners. Currently, we provide back-to-back guarantees for external guarantee companies. However, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear, therefore we cannot be certain that our new model will not be determined to violate the Supplementary Financing Guarantee Provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects.”

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

On September 27, 2021, the PBOC issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures defines “credit information” to include “basic information, borrowing and lending information and other relevant information collected pursuant to the law to provide services for financial and other activities for identifying and judging the credit standing of businesses and individuals, as well as analysis and evaluation formed based on the aforesaid information.”. It applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to the Credit Reporting Measures. The Credit Reporting Measure requires that whoever engages in personal credit investigation business shall obtain permit from the PBOC’s personal credit reporting agency pursuant to the law; whoever engages in business credit investigation business shall complete filings as a business credit reporting agency pursuant to the law; whoever engages in credit rating business shall complete filings as a credit rating agency pursuant to the law. The Credit Reporting Measures provides rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect, compile, store and process credit information by unlawful means, and must not alter original data, (ii) information user shall not abuse credit information, and the credit reporting agencies shall comply with relevant business rules when they provide credit information for credit inquiry, credit evaluation, credit rating and anti-fraud services, (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish an emergency and report system for incidents, (iv) credit reporting agencies shall comply with related laws and regulations when providing credit information to overseas, and (v) information processors who collaborate with credit reporting agencies shall enter into cooperation agreements and file such cooperation agreements with the PBOC or its provincial counterparts. Credit Reporting Measures provide an 18-month grace period from its effectiveness date for organizations that engage in credit investigation business to obtain the credit reporting business license and comply with its other provisions.

We have taken various measures to help navigate through the uncertainty of the rule making process of the Credit Reporting Measures. We are in the process of formulating plans to diversify our cooperation with the licensed credit reporting institutions, whereby we are able to maintain compliance with the requirement with respect to disconnection of direct connection with financial institutions in terms of personal information, on the one hand, and enhance risk management and data insights, on the other hand.

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which was issued by Standing Committee of the National People’s Congress, or the NPC Standing Committee, in October, 2006 and became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, the establishment of various systems for client identification, the retention of clients’ identification information and transactions records, and the reporting obligation on material transactions and suspicious transactions. The PBOC and other government authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, PRC State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

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

Pursuant with the aforementioned regulations, we have implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, our policies and procedures may not be completely effective in preventing other parties from using us for money laundering without our knowledge. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our financial institution partners fail to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, our business and results of operations could be materially and adversely affected.”

Regulations on Anti-monopoly

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the State. On October 23, 2021, the SCNPC published for public comment the Anti-monopoly Law (Revised Draft), which provides, among others, that the market regulation department of the State Council shall be responsible for anti-monopoly law enforcement, and that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to exclude or limit competition. The draft also requires relevant government authorities strengthen the examination of concentration of undertakings in areas such as finance, media, science and technology, and enhances penalties for violation of the regulations regarding concentration of undertakings.

On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which specifies that any concentration of undertakings involving variable interest entities (VIE structure) shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance.

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

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the NPC Standing Committee in December 2012, which seeks to enhance the legal protection of information security and privacy on the internet, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, which regulates the collection and use of users’ personal information in the provision of telecommunications services and internet information services in China, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

The State Internet Information Office issued the Administrative Provisions on Mobile Internet App Information Services in June 2016, effective as of August 2016, to implement the regulations of the mobile app information services. Pursuant to such Provisions, a mobile internet app program provider shall strictly implement information security management rules, including, but not limited to (i) verifying a user’s mobile phone number, (ii) establishing and improving the mechanism for the protection of users’ information, and (iii) protecting users’ right to know and to make choices when users are installing or using such apps. Meanwhile, collecting a user’s geographical location information, accessing user’s contact list and activating the camera or recorder of the user’s mobile smart device are prohibited unless the user has been notified and the user’s consent has been obtained.

In addition, the Fintech Guidelines require internet financial service providers, including Credit-Tech service providers, among other things, to improve technology security standards, and safeguard customer and transaction information; they also prohibit Credit-Tech service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

Pursuant to the Ninth Amendment to the Criminal Law issued by NPC Standing Committee, effective as of November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon administrative orders is subject to criminal penalty as a result of (i) any dissemination of illegal information on a large scale; (ii) any severe effect due to the leakage of customers’ information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Moreover. any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal liabilities in severe situations.

The Network Security Law is formulated to maintain network security, safeguard cyberspace sovereignty, national security and public interest, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individual and organization that uses networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law reaffirms the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and is replaced by the 2020 Specification issued by the SAMR and the Standardization Administration jointly which came into effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing of the personal information to the individual and obtain the requisite authorization. In addition, according to the 2020 Specification, the original personal biometric information should not, in principle, be stored and, in any event, should be stored separately from personal identity information.  It further requires that the privacy policy disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MPS, the SAMR and the MIIT jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps. According to the Announcement, from January to December 2019, the four aforementioned authorities would conduct a national wide crackdown on the illegal collection and use of personal information. App operators shall strictly fulfill their obligations pursuant to the Cybersecurity Law when collecting and using personal information, and shall be responsible for the security of personal information obtained and take effective measures to strengthen personal information protection. The App operators shall follow the principles of lawfulness, legitimacy and necessity, refrain from collecting personal information that is not related to the services provided; when collecting personal information, shall display the rules for the collection and use of personal information in an easy-to-understand, simple and clear manner, and personal information subjects shall independently choose consents; app operators shall not force users to provide authorization through the use of default setting, bundling, stopping installation and use, etc., and may not collect personal information in violation of laws and regulations or against the agreements with users. App operators are asked to provide users with the options of refusing to receive targeted pushes when app operators push news, current affairs and advertisements to targeted users.

On March 13, 2019, the SAMR and the Office of the Central Cyberspace Affairs Commission jointly issued the Announcement on Launching the Security Certification of Apps, which encourages app operators to voluntarily pass the security certification of apps, and encourages search engines and app stores to clearly identify and give priority to recommending those certified Apps. On November 28, 2019, the CAC and other three authorities jointly issued the Announcement on Identification Method of App Collecting and Using Personal Information in Violation of Laws and Regulations, which provides further guidance for determining conduct that qualifies as the unlawful collection and usage of personal information via Apps.

On April 10, 2019, the Ministry of Public Security issued the Guide for Internet Personal Information Security Protection, which sets out the management mechanism, security technical measures and business processes for personal information security protection. This Guide is applicable to personal information holders in carrying out their security protection work during personal information life cycle processing. It is applicable to enterprises that provide services through the Internet, as well as to organizations or individuals who use a private or non-networked environment to control and process personal information.

On February 13, 2020, the People’s Bank of China issued the Personal Financial Information Protection Technical Specification, which is an industry standard, specifying the security protection requirements for all aspects of personal financial information life cycle processing, including collection, transmission, storage, use, deletion, and destruction. This standard is applicable to financial industry institutions in the provision of financial products and services, and also provides guidance for security assessment agencies in conducting security inspections and assessments. Based on the potential impact caused by unauthorized viewing or unauthorized change of financial information, this standard classifies personal financial information into three categories of C3, C2, and C1 from high to low sensitivity, and different requirements apply to information classified under different categories.

On March 12, 2021, the CAC, MIIT, Ministry of Public Security together with the SAMR promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The provisions clarify the scope of necessary information required for certain common types of mobile apps and stipulate that mobile app operators shall not deny users’ access to basic functions and services of the app in the event that the users disagree with collection of unnecessary personal information.

On June 10, 2021, the NPC Standing Committee promulgated the Data Security Law of the PRC, which came into effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm to national security, public interests, or legitimate rights and interests of persons or entities if such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities that may affect national security. Violation of the Data Security Law may subject the relevant entities or individuals to warnings, fines, suspension of operations, revocation of permits or business licenses, or even criminal liabilities.

On August 20, 2021, the NPC Standing Committee promulgated the Personal Information Protection Law of the PRC, which became effective on November 1, 2021. The Personal Information Protection Law stipulates certain important concepts with respect to personal information processing, including that: (i) “personal information” refers to all kinds of information relating to identified or identifiable natural persons recorded by electronic or other channel and methods, excluding information processed anonymously; (ii) “processing of personal information” includes the collection, storage, use, processing, transmission, provision, disclosure and deletion, etc. of personal information; and (iii) “personal information processor” refers to an organization or individual that independently determines the purpose and method of processing personal information. Except as otherwise provided in the Personal Information Protection Law, a personal information processor may only process personal information under the circumstances where the relevant individuals’ consents have been obtained or where certain contractual arrangements, employment relationships, public emergencies, performance of statutory duties or obligations or publishing of press release for public interests so require.

On April 13, 2020, the Measures on Cybersecurity Review were issued, which took effect on June 1, 2020. They provide detailed rules regarding cyber security review, and further provide that any operator found in violation of the Measures shall be penalized in accordance with Article 65 of the Cybersecurity Law. The Measures for Cybersecurity Review (2021 Revision), which came into effect on February 15, 2022, provide that, to ensure the security of the supply chain of critical information infrastructure and safeguard national security, a cybersecurity review is required when national security has been or may be affected where critical information infrastructure operators purchase network product or service and network platform operators process data. When an operator in possession of personal information of over one million users applies for a listing abroad, it must apply to the CAC for a cybersecurity review.

On October 29, 2021, the CAC published Draft Outbound Data Transfer Security Assessment Measures that outline the potential security assessment process for outbound data transfer. Under the October 2021 version of the Draft Outbound Data Transfer Security Assessment Measures, data processors that provide important outbound data that are collected or produced through operations within the territory of the PRC, or personal information where a security assessment shall be conducted according to the law, shall conduct a security assessment according to the provisions of these Measures. Under the October 2021 version of the Draft Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the Cyberspace Administration in any of the following circumstances: (i) when personal information and important data are collected and produced by critical information infrastructure operators; (ii) when the outbound data transferred contains important data; (iii) when personal information processors with over one million users’ personal information under processing transfer personal information outbound; (iv) when the data processor has cumulatively transferred personal information of more than 100,000 users outbound or has transferred sensitive personal information of more than 10,000 users outbound; or (v) under other circumstances that the CAC determines to be necessary. The October 2021 version of the Draft Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment.

On November 14, 2021, the CAC released the Draft Regulations on Network Data Security. These draft regulations define “data processors” as individuals or organizations that autonomously determine the purpose and the manner of data processing. The draft regulations set forth general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Pursuant to such draft regulations, a cybersecurity review will be imposed on a data processor that (i) processes personal information of one million or more users and applies for listing in a foreign country; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security;  (iii)  applies for listing in Hong Kong and may impact national security, or (iv) engages in activities or transactions that may impact national security. Moreover, under such draft regulations, data processors dealing with important data or listing offshore should carry out an annual data security assessment and data security services before January 31 of each year. Under such draft regulations, data security assessment reports for the previous year shall be submitted to the municipal-level cyberspace administration department by January 31 of the following year.

In providing our Credit-Tech service, we collect certain personal information from our consumers, and also are required to share the information with our institutional funding partners for the purpose of facilitating credit to our consumers, as borrowers. We have obtained consent from borrowers for us to collect, use and share their personal information, and have also established information security systems to protect user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to the interpretation application and enforcement of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or apps or even criminal liabilities against us by government agencies or other individuals.

While we have taken measures to protect the personal information to which we have access, our security measures could be breached, resulting in leaks of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.”

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

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shanghai Qiyue Information Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our VIEs to make remittance to our wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

Laws and Regulations relating to Intellectual Property

Copyright and software products

The NPC Standing Committee adopted PRC Copyright Law in 1990 and most recently amended in 2020, with its implementing rules adopted in 1991 and most recently amended in 2013 by PRC State Council, and the Regulations for the Protection of Computer Software promulgated by the PRC State Council in 2001 and most recently amended in 2013. These rules and regulations extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. According to the aforementioned laws and regulation, the term of protection for copyrighted software is fifty years.

Trademarks

PRC Trademark Law was promulgated by the NPC Standing Committee in August 1982 and most recently amended in April 2019, and the Implementation Regulations on the PRC Trademark Law was promulgated by PRC State Council in August 2002 and amended in April 2014. These laws and regulations provide the basic legal framework for the regulations of trademarks in the PRC. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certificate trademarks. The Intellectual Property Office under the SAMR is responsible for the registration and administration of trademarks throughout the country. Trademarks are granted on a term of ten years. Applicants may apply for an extension 12 months prior to the expiration of the 10-year term.

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

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged by any third party. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be costly to defend and may disrupt our business and operations.”

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

Overseas Listings

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents faced by China-based offshore-listed companies.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures. The Draft Provisions and the Draft Administration Measures, if adopted in their current forms, will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

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

The EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018 and renewed in 2021, therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2023. In 2020, our WFOE obtained “high and new technology enterprises” status and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2022.

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

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entities of the Company as of December 31,2021:

(1)  Each of Shanghai Qiyu and Fuzhou Financing Guarantee is wholly owned by Shanghai Qibutianxia, whose shareholders are beneficial owners of the shares of our company. Shanghai Financing Guarantee is owned by Beijing Zhongxin Baoxin Technology Co., Ltd. and Beijing Qicaitianxia Technology Co., Ltd., which are in turn wholly owned by Shanghai Qibutianxia.

Contractual Arrangements with our VIEs and Their Shareholder

Agreements that provide us with effective control over our VIEs

Powers of Attorney.   Pursuant to the powers of attorney entered into among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, Shanghai Qibutianxia would irrevocably authorize our WFOE or any person designated by our WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shanghai Qiyu, including, but not limited to the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by Shanghai Qibutianxia in Shanghai Qiyu. The power of attorney will remain effective for the duration of the existence of Shanghai Qibutianxia.

Equity Interest Pledge Agreements.   Pursuant to the equity interest pledge agreement entered into among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, Shanghai Qibutianxia will pledge 100% equity interests in Shanghai Qiyu to our WFOE to guarantee the performance by Shanghai Qibutianxia of its obligations under the exclusive option agreement, the powers of attorney and the loan agreement, as well as the performance by Shanghai Qiyu of its obligations under the exclusive option agreement, the powers of attorney and the exclusive consultation and service agreement (collectively, “Master Agreements”). In the event of a breach by Shanghai Qiyu or Shanghai Qibutianxia of contractual obligations under the Master Agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Qiyu. Shanghai Qibutianxia will also undertake that, without the prior written consent of our WFOE, it will not dispose of, create or allow any encumbrance on the pledged equity interests.

We are in the process of registering the equity interest pledges described above with the competent office of the State Administration for Industry and Commerce in accordance with the PRC laws.

Loan Agreement.    Pursuant to the loan agreement among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, the shareholder of Shanghai Qiyu, our WFOE is entitled to provide interest-free loans, to the extent permitted by laws, regulations and industry policies of China, from time to time at such time and amount as it deems appropriate to Shanghai Qibutianxia for the purpose of Shanghai Qiyu’s business operation and development. Each of the loans made under this loan agreement has no fixed term, and unless otherwise agreed, our WFOE shall unilaterally decide when to withdraw the loans. The loan agreement shall remain in effect during Shanghai Qiyu’s term (and any renewable term provided by the PRC law), and shall automatically terminate after our WFOE or other entities designated by our WFOE fully exercise all their rights under the exclusive option agreement.

Agreement that allows us to receive economic benefits from our VIEs

Exclusive Consultation and Service Agreements.    Pursuant to the exclusive consultation and service agreement entered into between our WFOE and Shanghai Qiyu, our WFOE will have the exclusive right to provide Shanghai Qiyu with the consulting and technical services required by Shanghai Qiyu’s business. Without our WFOE’s prior written consent, Shanghai Qiyu may not accept any services subject to this agreement from any third party. Shanghai Qiyu will agree to pay our WFOE service fee at the amount which is adjusted at our WFOE’s sole discretion by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. Our WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee Shanghai Qiyu’s performance of its obligations thereunder, Shanghai Qibutianxia would pledge its equity interests in Shanghai Qiyu to our WFOE pursuant to the equity interest pledge agreement. Unless our WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for a 10-year cycle unless such renewal was objected to by our WFOE in writing. Shanghai Qiyu may not terminate this agreement unilaterally unless our WFOE commits gross negligence, fraud or other violations of applicable laws or is bankrupt.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements.    Pursuant to the exclusive option agreement entered into among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, Shanghai Qibutianxia will irrevocably grant our WFOE an exclusive option to purchase or designate one or more persons to purchase, all or part of its equity interests in Shanghai Qiyu, and Shanghai Qiyu will irrevocably grant our WFOE an exclusive option to purchase all or part of its assets, subject to applicable PRC laws. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Shanghai Qibutianxia and Shanghai Qiyu will undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on any of Shanghai Qiyu’s assets (ii) transfer or otherwise dispose of Shanghai Qiyu’s assets, (iii) change Shanghai Qiyu’s registered capital, (iv) amend Shanghai Qiyu’s articles of association, (v) dispose of Shanghai Qiyu’s assets or beneficial interest or (vi) merge Shanghai Qiyu with any other entity. In addition, Shanghai Qibutianxia will undertake that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on its equity interests, or transfer or otherwise dispose of its equity interests in Shanghai Qiyu. Unless our WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for in 10-year cycle unless such renewal was objected to by our WFOE in writing. Other parties to this agreement may not terminate this agreement unilaterally.

All our two other VIEs, namely Fuzhou Financing Guarantee and Shanghai Financing Guarantee, and their respective nominee shareholders, have each entered into a set of contractual arrangements, including Power of Attorney, Equity Interest Pledge Agreement, Loan Agreement, Exclusive Consultation and Service Agreements, Exclusive Option Agreement, with our WFOE, in terms that are substantially similar to the agreements described above.

Our WFOE, Fuzhou Financing Guarantee and Qibutianxia have entered into an exclusive option agreement, and our WFOE, Shanghai Financing Guarantee, Beijing Zhongxin Baoxin Technology Co., Ltd. and Beijing Qicaitianxia Technology Co., Ltd. have entered into an exclusive option agreement, all of which terms are substantially similar to the exclusive option agreement described above.

On April 29, 2021, Shanghai Qibutianxia, the sole shareholder of Fuzhou Microcredit, transferred all of its equity interest in Fuzhou Microcredit to Shanghai Qiyu, and Shanghai Qiyu became the sole shareholder of Fuzhou Microcredit. On April 30, 2021, our WFOE, Fuzhou Microcredit and Shanghai Qibutianxia entered into a termination agreement, which terminated the contractual arrangements entered into among our WFOE, Fuzhou Microcredit and Shanghai Qibutianxia. Therefore, Fuzhou Microcredit ceased to be our VIE, but a subsidiary of Shanghai Qiyu.

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

D.          Property, Plant and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of 9,885 square meters as of December 31, 2021. We also lease an area of 2,172 square meters in Hefei, an area of 2,295 square meters in Fuzhou, an area of 1,500 square meters in Shenzhen, an area of 1,150 square meters in Xi’an, and an area of 3,000 square meters in Beijing as of December 31, 2021. The lease term varies from six months to three years. Our servers are primarily hosted at internet data centers owned by 360 Group and located in Beijing and Shanghai. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In October 2020, we established 360 Changfeng, a joint venture company in Shanghai, China, through Shanghai Qiyu, together with Shanghai Changfeng Investment (Group) Co., Ltd., or Changfeng, an independent third party, and Shanghai Jiehu Internet Technology Co., Ltd., or Shanghai Jiehu, one 360 Group entity, to develop and build our 360 East-China regional headquarters and the affiliated industrial park. Changfeng, Shanghai Jiehu and we held 30%, 30% and 40% of the equity interests of the entity, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with Shanghai Jiehu, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by Shanghai Jiehu in 360 Changfeng. Following the transfer, we and Changfeng hold 70% and 30%, respectively, of the equity interests in 360 Changfeng. As of February 28, 2022, shareholders of 360 Changfeng have invested a total of RMB1.0 billion to acquire land use rights of the parcel of land on which our regional headquarters and affiliated industrial park stand and support the joint venture company’s operations, of which RMB0.3 billion was funded by Changfeng.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.          Operating Results

Key Factors Affecting Our Results of Operations

Ability to attract and retain borrowers

Our net revenue grew significantly in 2021 primarily as a result of growth in loan facilitation volume on our platform. In 2021, we facilitated RMB357.1 billion (US$56.0 billion) of loans.

Growth in our business has been primarily driven by the expansion of our borrower base. The number of users with approved credit lines grew from 24.7 million as of December 31, 2019 to 30.9 million in 2020, and further to 38.5 million in 2021.  We anticipate that our future growth will continue to depend on our ability to attract new users to our platform.

In addition, we believe repeat borrowings by our existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Our repeat borrowers contribution was 88.1% for the year ended December 31, 2021. We believe this high and increasing repeated borrower contribution is primarily due to our ability to address the credit needs of our targeted borrower cohort, the superior borrower experience on our platform and the competitiveness of loan pricing.

Ability to effectively manage risks

Our ability to effectively segment borrower risk profiles impacts our ability to attract and retain borrowers, as well as our ability to offer financial institution partners attractive risk-adjusted returns. We have developed and deployed the Argus Engine to conduct fraud detection and risk assessment and to create personalized collection strategy, which will scrutinize the data we collected in a highly automated approach and output credit scores to our Cosmic Cube Pricing Model to price each drawdown. Thanks to the strong machine learning and analyzing capability of our Argus Engine, we can draw profiles of our prospective borrowers and effectively prevent potential asset losses.

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

As a result of the strong performance of our Argus Engine and our risk management measures, the 90 day+ delinquency rate for all loans outstanding was approximately 1.54% as of December 31, 2021. Please see “—Loan Performance Data” below for details of our risk management performance.

We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Ability to maintain collaboration with quality financial institution partners and diversify funding sources

Maintaining a healthy collaboration relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. In 2021, all loans facilitated through our platform were funded by financial institutions. In addition, our ability to collaborate with quality financial institution partners also impacts our profitability and our ability to provide reasonably priced financing solutions to our borrowers.

We have established cooperative relationships with a wide array of financial institution partners, and are further diversifying the financial institution partner pool. As of December 31, 2021, we had entered collaboration agreements with 119 financial institution partners.

We had also issued ABS of RMB10.5 billion to further diversify our funding sources as of December 31, 2021. The ABS are listed and traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange.

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

Loan Performance Data

We primarily monitor the cumulative performance of our loans as of a given measurement date via 90 day+ delinquency rates, and evaluate the healthiness of our loans in each fiscal quarter through M6+ vintage delinquency rates.

90 day+ delinquency rates

90 day+ delinquency rate refers to the principal balance of on- and off-balance sheet loans that are 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” are not included in the delinquency rate calculation. The following table provides our 90 day+ delinquency rates as of December 31, 2019, 2020 and 2021:

Delinquent for more than 90 days
December 31, 2019	1.3%
December 31, 2020	1.5%
December 31, 2021	1.5%

The overall 90 day+ delinquency rate remained stable at 1.5% as of December 31, 2020 and 2021. The 90 day+ delinquency rate is a backward looking indicator as it reflects asset quality trend 90 days before.

M6+ vintage delinquency rates

We refer to loans facilitated during a specified time period as a vintage, which in our case represents a given fiscal quarter, and define vintage delinquency rate as (i) the total amount of principal for all loans in a vintage that become delinquent, less the total amount of recovered past due principal for all loans in the same vintage, divided by (ii) the total initial principal amount of loans in such vintage. Our M6+ vintage delinquency rate data includes loans delinquent for more than 180 days.

The following chart displays the historical cumulative M6+ delinquency rates by vintage for all loans facilitated through our platform:

On-and Off-Balance Sheet Treatment of Loans

We have established cooperative relationships with various financial institution partners. Some our financial institution partners fund and disburse loan principal to borrowers through their own accounts, while the others choose to fund and disburse loan principal to borrowers indirectly through trusts and asset management plans. In addition, we fund a portion of loans facilitated on our platform through Fuzhou Microcredit, the subsidiary of our VIE that is licensed to conduct microcredit business in China. The accounting treatment of assets, liabilities and revenues arising from the loans facilitated on our platform varies.

On-balance sheet loans

For loans disbursed indirectly through trusts and assets management plans per the request of our funding partners, we have determined that we are the primary beneficiary of the majority of such trusts and asset management plans. We therefore consolidate the trusts and asset management plans and record the loans funded through these trusts and asset management plans, along with those directly by our own funds, on our balance sheet. On-balance-sheet loans are recorded at amortized costs. Revenues from these loans are accounted as financing income, and we recorded allowance for loan loss.

Off-balance sheet loans

Off-balance sheet loans refer to loans funded and disbursed directly by our financial institutions partners and not consolidated on our balance sheet. For a portion of off-balance-sheet loans, we only provide platform services to financial institutions, and earn service fees. For the other portion, we not only provide loan facilitation and post-facilitation services but also guarantee the repayment either through our subsidiaries with financing guarantee license or third-party guarantee companies or insurance companies. As a result, we incur guarantee liabilities and take credit risks. Services provided in connection with this portion of loans are categorized under credit driven services.

	As of December 31,
	2019		2020		2021
	Outstanding		Outstanding		Outstanding
	Principle Balance	%	Principle Balance	%	Principle Balance	%

	(RMB in millions, except for percentages)
On-balance sheet loan	9,394	13.0	7,893	8.6	13,349	9.4
through trust and asset management plans	9,236.8	12.8	6,606.4	7.2	10,476.3	7.4
through Fuzhou Microcredit	157.6	0.2	1,286.6	1.4	2,872.7	2.0
Off-balance sheet loan	62,761	86.6	82,171	89.2	121,599	85.6
Intelligence Credit Engine	358	0.4	2,011	2.2	7,040	5.0
Total	72,513	100.0	92,075	100.0	141,987	100.0

We recognize revenues from an on-balance sheet loan over the lifetime of the loans using the effective interest method. In comparison, for off-balance sheet loans, a significant portion of revenues are related to loan facilitation services we provided, which are recognized when a loan is facilitated between the institutional funding partner and the borrower, and the remainder is related to collection and other services, which is recognized over the term of the loan.

The outstanding principal balance of our on-balance-sheet loan increased in 2021 as funding contribution from ABS issuance and trusts increased.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue mainly from providing financial services through matching the credit demand of unserved and underserved borrowers with credit supply from our funding partners. The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Credit driven services	8,013,391	86.9	11,403,675	84.1	10,189,167	1,598,902	61.2
Loan facilitation and servicing fees-capital heavy	6,273,131	68.0	4,596,555	33.9	2,326,027	365,004	14.0
Revenue from loan facilitation services	4,396,300	47.7	3,160,457	23.3	1,399,310	219,582	8.4
Revenue from post-facilitation services	1,876,831	20.3	1,436,098	10.6	926,717	145,422	5.6
Financing income	1,309,616	14.2	2,184,180	16.1	2,184,128	342,737	13.1
Revenue from releasing of guarantee liabilities	285,407	3.1	4,506,935	33.2	5,583,135	876,116	33.6
Other services fees	145,237	1.6	116,005	0.9	95,877	15,045	0.5
Platform services	1,206,456	13.1	2,160,279	15.9	6,446,478	1,011,593	38.8
Loan facilitation and servicing fees-capital light	814,581	8.8	1,826,654	13.5	5,677,941	890,993	34.2
Revenue from loan facilitation services	672,982	7.3	1,416,715	10.4	4,484,632	703,737	27.0
Revenue from post-facilitation services	141,599	1.5	409,939	3.1	1,193,309	187,256	7.2
Referral service fees	375,551	4.1	265,300	2.0	620,317	97,341	3.7
Other services fees	16,324	0.2	68,325	0.5	148,220	23,259	0.9
Total net revenue	9,219,847	100.0	13,563,954	100.0	16,635,645	2,610,495	100.0

We divide loans facilitated on our platform into two categories, namely credit driven services and platform services.

In capital-heavy loan facilitation transactions, we either fund on-balance-sheet loans or provide assurance to financial institution partners for off-balance-sheet loans through our subsidiaries with financing guarantee license or third-party guarantee companies or insurance companies. Consequently, we take credit risk because of the on-balance-sheet lending or the guarantee arrangement. By revenue nature, service fee income from off-balance-sheet loans is recorded as loan facilitation and servicing fees-capital heavy, income from our on-balance-sheet lending is recorded as financing income.

On the other hand, in providing platform services, we primarily (i)  provide financial institution partners with borrower acquisition services as well as a comprehensive suite of technology-enabled services spanning across the credit life cycle, including borrower-financial institution partner matching, technology empowerment in preliminary and advanced risk assessment, and post-facilitation services, and earn technology service fees accordingly, (ii) provide financial institution partners with borrower acquisition services and assist financial institution partners with pre-loan investigations on borrowers under ICE and earn service fees, and (iii) refer borrowers to certain online lending marketplaces and earn referral fees.

Set forth below is an elaboration on the nature of each of our revenue streams.

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

Financing income.   We generate financing income from on-balance-sheet loans, which include loans from our funding partners but disbursed indirectly to borrowers through our consolidated trusts and asset management plans, as well as loans funded by Fuzhou Microcredit.

Revenue from releasing of guarantee liabilities.   We provide guarantee service to our institutional funding partners on the off-balance-sheet loans facilitated through our platform under the credit driven services. Prior to 2020, guarantee liabilities were reduced by repayments and only the remaining balance at the expiry of the guarantee term was recognized as revenues from guarantee services. With the adoption of new accounting standard in 2020, we recognized the stand-ready guarantee liability on a gross basis and amortize the entire amount into “revenue from releasing of guarantee liabilities” over the term of the guarantee. See “—Critical Accounting Policies—Guarantee liabilities and financial assets receivable” for more details.

Referral service income.   We provide referral services to other platforms by referring the borrowers to them who have not passed our credit assessment. We provide referral services to the funding partners also through our ICE model, by matching the borrowers and the funding partners.

Cost and expenses

The table below sets forth our operating costs and expenses in absolute amounts and as a percentage of our total revenue for the years indicated.

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Facilitation, origination and servicing	1,083,372	11.8	1,600,564	11.8	2,252,157	353,413	13.5
Funding costs	344,999	3.7	595,623	4.4	337,426	52,950	2.0
Sales and marketing	2,851,519	30.9	1,079,494	8.0	2,090,374	328,025	12.6
General and administrative	428,189	4.6	455,952	3.4	557,295	87,452	3.4
Provision for loans receivable	486,991	5.3	698,701	5.2	965,419	151,495	5.8
Provision for financial assets receivable	166,176	1.8	312,058	2.3	243,946	38,280	1.5
Provision for accounts receivable and contract assets	230,280	2.5	237,277	1.7	324,605	50,938	2.0
Provision for contingent liabilities	—	—	4,794,127	35.3	3,078,224	483,041	18.5
Expense on guarantee liabilities	734,730	8.0	—	—	—	—	—
Total cost of revenues	6,326,256	68.6	9,773,796	72.1	9,849,446	1,545,594	59.3

Set forth below is an elaboration on the nature of each item of our costs and expenses.

Facilitation, origination and servicing.    Facilitation, origination and servicing expenses represent the costs incurred to facilitate, originate and service loans through our platform, including both off-balance-sheet loans where we earn loan facilitation service fees and post-facilitation service fees, as well as on-balance-sheet loans where we earn financing income.

It mainly includes (i) salary and benefit expenses for personnel working in origination, credit assessment, and servicing functions, (ii) credit search expenses, (iii) collection expenses, (iv) payment transaction expenses, and (v) expenses related to communications to borrowers.

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

Funding costs.   Funding cost consists of interest expenses that we pay to institutional funding partners of our consolidated trusts and the investors of our asset backed securities, as well as relating to the set-up and operation of our consolidated trusts.

Expense on guarantee liabilities.   Before the adoption of ASC 326 on January 1, 2020, we evaluated and adjusted the probable loss in excess of stand-ready liability related to our guarantee service due to the re-measurement of the expected default rates of the underlying outstanding off-balance-sheet loans. We incur expenses on guarantee liabilities only if we believe the previous evaluation of the liabilities is not sufficient based on the situation at the time we record such expenses, whereas we do not reduce our guarantee liabilities if we believe our previous evaluation is sufficient or more than our current estimate of the guarantee liabilities.

Share-based compensation.   In 2019, 2020 and 2021, we granted options and restricted shares to our employees to reward their historical contribution to our development. Share-based compensation expenses were allocated to our expense items for the years indicated as follows:

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Facilitation origination and servicing	55,601	22.2	72,192	24.0	75,209	11,802	29.6
Sales and marketing expenses	6,805	2.7	8,164	2.7	12,340	1,936	4.9
General and administrative expenses	188,022	75.1	220,805	73.3	166,373	26,108	65.5
Total	250,428	100.0	301,161	100.0	253,922	39,846	100.0

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

Provision for loans receivable.   We evaluate the creditworthiness and collectability of loans on our balance sheet on a pooled basis. The provision for loans receivable is an assessment performed on a portfolio basis and factors such as delinquency rate, size, and other risk characteristics of the portfolio.

Provision for financial assets receivable.    We recognize financial assets receivable at the inception of the off-balance-sheet loans facilitated through our platform if we provide assurance of repayments to our funding partners. We recognize financial assets receivable equal to the stand-ready liability recorded at fair value and consider what premium would be required by us to issue the same guarantee service in a standalone arm’s length transaction. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from our funding partners. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable.

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

Provision for contingent liabilities.    We recognize a contingent guarantee liability with an allowance for credit losses under the current expected credit loss model, or the CECL model, at the inception of the guarantee due to our adoption of ASC 326, Financial Instruments-Credit Losses. See “Critical Accounting Policies-Guarantee liabilities and financial assets receivable” for details. The contingent guarantee is reduced by payouts made by the company to compensate the funding partners upon borrowers’ default. We evaluate and adjust allowance for credit losses on a quarterly basis or more often as necessary.

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

The consolidated trusts are subject to VAT at the rate of 3%, while our other entities are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. The EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, which was renewed in 2021. Therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2023. In November 2020, our WFOE obtained “high and new technology enterprises” status and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2022. In August 2019, one of our subsidiaries benefited from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables of the subsidiary could be further reduced as it is located in an autonomous region of China. In 2021, two of our subsidiaries benefited from a preferential tax rate of 15% as they were registered in Hainan Province and engaged in encouraged business activities.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

Since we currently have sufficient cash at 360 DigiTech, Inc. to pay dividends, we maintain our position to reinvest undistributed profits earned from our subsidiaries and VIEs in our operations in China. Once the cash held by 360 DigiTech, Inc. is insufficient to pay dividend or we need to fund our cash demand through earnings repatriated from PRC subsidiaries and VIEs, deferred tax liabilities of undistributed earnings to be repatriated will be recognized as Chinese withholding taxes will be levied on cash dividend through earnings by PRC subsidiaries.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies—Recent accounting pronouncements” to our combined and consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations for the periods presented, both in absolute amounts and as a percentage of our total net revenue for the periods presented. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report.

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue
Credit driven services	8,013,391	86.9	11,403,675	84.1	10,189,167	1,598,902	61.2
Loan facilitation and servicing fees-capital heavy	6,273,131	68.0	4,596,555	33.9	2,326,027	365,004	14.0
Financing income	1,309,616	14.2	2,184,180	16.1	2,184,128	342,737	13.1
Revenue from releasing of guarantee liabilities	285,407	3.1	4,506,935	33.2	5,583,135	876,116	33.6
Other services fees	145,237	1.6	116,005	0.9	95,877	15,045	0.5
Platform services	1,206,456	13.1	2,160,279	15.9	6,446,478	1,011,593	38.8
Loan facilitation and servicing fees-capital light	814,581	8.8	1,826,654	13.5	5,677,941	890,993	34.2
Referral services fees	375,551	4.1	265,300	2.0	620,317	97,341	3.7
Other services fees	16,324	0.2	68,325	0.5	148,220	23,259	0.9
Total net revenue	9,219,847	100.0	13,563,954	100.0	16,635,645	2,610,495	100.0
Operating costs and expenses(1)
Facilitation, origination and servicing	1,083,372	11.8	1,600,564	11.8	2,252,157	353,413	13.5
Funding costs	344,999	3.7	595,623	4.4	337,426	52,950	2.0
Sales and marketing	2,851,519	30.9	1,079,494	8.0	2,090,374	328,025	12.6
General and administrative	428,189	4.6	455,952	3.4	557,295	87,452	3.4
Provision for loans receivable	486,991	5.3	698,701	5.2	965,419	151,495	5.8
Provision for financial assets receivable	166,176	1.8	312,058	2.3	243,946	38,280	1.5
Provision for accounts receivable and contract assets	230,280	2.5	237,277	1.7	324,605	50,938	2.0
Provision for contingent liabilities	—	—	4,794,127	35.3	3,078,224	483,041	18.5
Expense on guarantee liabilities	734,730	8.0	—	—	—	—	—
Total operating costs and expenses	6,326,256	68.6	9,773,796	72.1	9,849,446	1,545,594	59.3
Income from operations	2,893,591	31.4	3,790,158	27.9	6,786,199	1,064,901	40.7
Interest (expense) income, net	(41,707)	(0.5)	77,169	0.6	126,256	19,812	0.8
Foreign exchange loss	(24,875)	(0.3)	101,534	0.7	35,549	5,578	0.2
Investment income	—	—	—	—	10,115	1,587	0.1
Other income, net	140,278	1.5	112,884	0.8	64,590	10,136	0.4
Income before income tax expense	2,967,287	32.2	4,081,745	30.1	7,022,709	1,102,014	42.2
Income tax expense	(465,983)	(5.1)	(586,036)	(4.3)	(1,258,196)	(197,438)	(7.6)
Net income	2,501,304	27.1	3,495,709	25.8	5,764,513	904,576	34.6
Net loss attributable to noncontrolling interests	291	0.0	897	0.0	17,212	2,701	0.1
Net income attributable to ordinary shareholders of the Company	2,501,595	27.1	3,496,606	25.8	5,781,725	907,277	34.7

(1)	Share-based compensation expenses were allocated as follows:

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Facilitation origination and servicing	55,601	72,192	75,209	11,802
Sales and marketing expenses	6,805	8,164	12,340	1,936
General and administrative expenses	188,022	220,805	166,373	26,108
Total	250,428	301,161	253,922	39,846

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Net revenue

Our revenue increased by 22.6% from RMB13,564 million in 2020 to RMB16,636 million (US$2,610 million) in 2021 as a result of the rapid expansion of our Credit-Tech business. Within our total revenue, the amount derived from credit-driven services decreased by 10.7% from RMB11,404 million in 2020 to RMB10,189 million (US$1,599 million) in 2021, and the amount derived from platform services increased by 198.4% from RMB2,160 million in 2020 to RMB6,446 million (US$1,012 million) in 2021.

●	Loan facilitation and servicing fee revenues. Loan facilitation and servicing fee revenues decreased under the credit-driven services from RMB4,597 million in 2020 to RMB2,326 million (US$365 million) in 2021. The decrease was primarily due to lower average interest rates of the loan and a decrease in facilitation volume under the capital heavy model. Loan facilitation and servicing fee revenues increased under the platform services from RMB1,827 million in 2020 to RMB5,678 million (US$891 million) in 2021. The increase was primarily due to growth in loan facilitation volume under capital-light model. In 2021, loans under the capital-light model accounted for 50% of total loan facilitation and origination volume, an increase from 26% in 2020. The increase in the loan facilitation volume was primarily driven by the increase in the number of users with approved credit lines on our platform from approximately 29.3 million as of December 31, 2020 to approximately 38.5 million as of December 31, 2021.
●	Financing income. Financing income remained stable at RMB2,184 million (US$343 million) in 2021 and 2020. Contributions from increases in on-balance loans were largely offset by lower average interest rates.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities increased from RMB4,507 million in 2020 to RMB5,583 million (US$876 million) in 2021. This increase was in line with the increase in average outstanding balance of off-balance-sheet capital-heavy loans during the period.
●	Referral services fees. Referral services fees increased from RMB265 million in 2020 to RMB620 million (US$97 million) in 2021 primarily due to facilitation volume growth through ICE.

Operating costs and expenses

Operating costs and expenses increased from RMB9,774 million for 2020 to RMB9,849 million (US$1,546 million) for 2021 to support the rapid growth of our business.

Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB1,601 million in 2020 to RMB2,252 million (US$353 million) in 2021, primarily due to (i) salaries and benefit costs of RMB250 million (US$39 million) as a result of headcount increase, and (ii) payment transaction cost of RMB172 million (US$27 million), collection fee of RMB70 million (US$11 million) and credit search fee of RMB45 million (US$7 million) as a result of the growth in loan facilitation and origination volume.

Sales and marketing. Sales and marketing expenses increased substantially from RMB1,079 million in 2020 to RMB2,090 million (US$328 million) in 2021, primarily attributable to an increase of RMB983 million (US$154 million) in advertising and marketing-related expenses as a result of a more proactive customer acquisition strategy, particularly related to acquiring large ticket-size customers.

General and administrative. General and administrative expenses increased from RMB456 million in 2020 to RMB557 million (US$87 million) in 2021, primarily due to expanded business operations, partially offset by our continued effort to improve operational efficiency.

Funding cost. Funding cost decreased from RMB596 million in 2020 to RMB337 million (US$53 million) in 2021. The decrease of funding cost was mainly due to increased funding contribution from ABS which has lower funding cost compared to trusts.

Provision for loans receivable. Provision for loans receivable increased from RMB699 million in 2020 to RMB965 million (US$151 million) in 2021, primarily due to the growth in outstanding on-balance sheet loans.

Provision for financial assets receivable. Provision for financial assets receivable decreased from RMB312 million in 2020 to RMB244 million (US$38 million) in 2021. The decrease was primarily attributable to decrease in loan facilitation volume under capital-heavy model.

Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets increased from RMB237 million in 2020 to RMB325 million (US$51 million) in 2021. The increase was primarily due to the growth in total loan facilitation volume under capital-heavy and capital-light models.

Provision for contingent liability. Provision for contingent liability was RMB3,078 million (US$483 million) in 2021, compared to RMB4,794 million in 2020. The decline was mainly due to a decrease in loan facilitation volume under the capital-heavy model and in part due to the fact that loans facilitated in the second and third quarters of 2021 performed better than expected.

Expense on guarantee liabilities. Expenses on guarantee liabilities was nil in 2020 and 2021.

Interest income (expense)

Interest income was RMB126 million (US$20 million) in 2021, compared to interest expense of RMB77 million in 2020, mainly because of the increase in net interest earned from bank deposits.

Other income, net

Other income decreased from RMB113 million in 2020 to RMB65 million (US$10 million) in 2021, mainly due to the decrease of government grants.

Income tax expense

Income tax expense was RMB1,258 million (US$197 million) in 2021, compared to RMB586 million in 2020. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 17.3% in 2021, compared to 13.4% in 2020.

Net income

Net income was RMB5,765 million (US$905 million) in 2021, compared to a net income of RMB3,496 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenue

Our revenue increased by 47.1% from RMB9,220 million in 2019 to RMB13,564 million in 2020 as the result of the rapid expansion of our Credit-Tech business. Within our total revenue, the amount derived from credit-driven services increased by 42.3% from RMB8,013 million to RMB11,404 million, and the amount derived from platform services grew even faster by 79% from RMB1,206 million to RMB2,160 million.

●	Loan facilitation and servicing fee revenues. Loan facilitation and servicing fee revenues decreased under the credit-driven services from RMB6,273 million in 2019 to RMB4,597 million in 2020. The decrease was primarily due to lower average interest rates of the loans, a decrease in facilitation volume under a capital-heavy model, and the impact from early repayment since late 2019. Loan facilitation and servicing fee revenues increased under the platform services from RMB815 million in 2019 to RMB1,827 million in 2020. The increase was primarily due to growth in loan facilitation volume under capital-light model. In 2020, loans under the capital-light model accounted for 26% of total loan facilitation and origination volume, an increase from 14% in 2019. The increase in the loan facilitation volume was primarily driven by the increase in the number of users with approved credit lines on our platform from approximately 24.7 million as of December 31, 2019 to approximately 29.3 million as of December 31, 2020.
●	Financing income. Financing income increased from RMB1,310 million in 2019 to RMB2,184 million in 2020. The increase of financing income was mainly due to the increase in on-balance sheet loans.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities increased from RMB285 million in 2019 to RMB4,507 million in 2020. This increase was primarily attributable to the change of accounting standards at the beginning of 2020.
●	Referral services fees. Referral services fees decreased from RMB376 million in 2019 to RMB265 million in 2020 primarily due to a decrease in volume of referral business, partially offset by a larger contribution from ICE in late 2020.
Operating costs and expenses

Operating costs and expenses increased from RMB6,326 million for 2019 to RMB9,774 million for 2020 to support the rapid growth of our business.

Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB1,083 million in 2019 to RMB1,601 million in 2020, primarily due to (i) salaries and benefit costs of RMB184 million as a result of headcount increase, and (ii) collection fee of RMB257 million as we proactively expanded our collection operations early in 2020.

Sales and marketing. Sales and marketing expenses decreased substantially from RMB2,852 million in 2019 to RMB1,079 million in 2020, primarily attributable to a decrease of RMB1,866 million in advertising and marketing-related expenses as a result of more conservative customer acquisition strategy and more effective customer acquisition operations.

General and administrative. General and administrative expenses increased from RMB428 million in 2019 to RMB456 million in 2020 primarily due to an increase of RMB33 million in share-based compensation expenses, partially offset by our continued efforts to improve operational efficiency.

Funding cost. Funding cost increased significantly from RMB345 million in 2019 to RMB596 million in 2020. The increase of funding cost was mainly due to the growth in on-balance-sheet loans funded by ABS and the trust.

Provision for loans receivable. Provision for loans receivable increased from RMB487 million in 2019 to RMB699 million in 2020 primarily due to growth in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable. Provision for financial assets receivable increased from RMB166 million in 2019 to RMB312 million in 2020. The increase was primarily attributable to higher projected default rates in 2020 with COVID-19 impact early in the year.

Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets increased from RMB230 million in 2019 to RMB237 million in 2020. The increase was primarily attributable to growth in loan facilitation volume under a capital-light model, partially offset by improving asset quality.

Provision for contingent liability. Provision for contingent liability was RMB4,794 million, compared to nil in 2019. The change resulted from the new accounting standards taking effect in 2020.

Expense on guarantee liabilities. Expenses on guarantee liabilities was RMB735 million in 2019, compared to nil in 2020, as a result of the new accounting standard taking effect in 2020.

Interest income (expense)

Interest income was RMB77 million in 2020, compared to interest expense of RMB42 million in 2019, mainly because of the increase in net interest earned from bank deposits.

Other income, net

Other income increased from RMB140 million in 2019 to RMB113 million in 2020, mainly due to the decrease of government grants.

Income tax expense

Income tax expense was RMB586 million in 2020, compared to RMB466 million in 2019. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 13.4% in 2020, compared to 14.5% in 2019.

Net income

Net income was RMB3,496 million in 2020, compared to a net income of RMB2,501 million in 2019.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2019, 2020 and 2021. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Current assets:
Cash and cash equivalents	2,108,123	4,418,416	6,116,360	959,790
Restricted cash	1,727,727	2,355,850	2,643,587	414,836
Security deposit prepaid to third-party guarantee companies	932,983	915,144	874,886	137,289
Accounts receivable and contract assets, net	2,332,364	2,394,528	3,097,254	486,027
Financial assets receivable, net	1,912,554	3,565,482	3,806,243	597,283
Loans receivable, net	9,239,565	7,500,629	9,844,481	1,544,814
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	19,508	307,937	223,474	35,068
Financial assets receivable, net-noncurrent	59,270	645,326	597,965	93,834
Loans receivable, net-noncurrent	—	87,685	2,859,349	448,694
Land use rights, net	—	—	1,018,908	159,889
Current liabilities:
Payable to investors of the consolidated trusts-current	4,423,717	3,117,634	2,304,518	361,629
Guarantee liabilities-stand ready	2,212,125	4,173,497	4,818,144	756,072
Guarantee liabilities-contingent	734,730	3,543,454	3,285,081	515,501
Non-current liabilities:
Payable to investors of the consolidated trusts-noncurrent	3,442,500	1,468,890	4,010,597	629,350

Cash and cash equivalents

Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Our cash and cash equivalents increased from RMB4,418 million as of December 31, 2020 to RMB6,116 million (US$960 million) as of December 31, 2021, due to an increase in cash inflow from operating activities.

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

Our restricted cash increased from RMB2,356 million as of December 31, 2020 to RMB2,644 million (US$415 million) as of December 31, 2021, primarily due to an increase of security deposits set aside for certain funding partners in case of borrowers’ defaults as a result of increased loan balance.

Security deposits prepaid to third-party guarantee companies

We have engaged with third-party licensed guarantee companies to provide assurance to some funding partners since 2019, and sometimes we prepay an amount as back-to-back guarantee to these guarantee companies. Such prepayment in the deposit account under the guarantee company’s name is recorded under this account. Our security deposit prepaid to third-party guarantee companies amounted to RMB875 million (US$137 million) as of December 31, 2021.

Accounts receivable and contract assets, net

Accounts receivable and contract assets increased from RMB2,702 million as of December 31, 2020 to RMB3,321 million (US$521 million) as of December 31, 2021, net of allowance of RMB256 million and RMB316 million (US$50 million), respectively, mainly due to the increase in our loan facilitation volume.

Financial assets receivable, net

Financial assets receivable increased from RMB4,211 million as of December 31, 2020 to RMB4,404 million (US$691 million) as of December 31, 2021, net of allowance of RMB391 million and RMB494 million (US$77 million), respectively, mainly reflecting trends in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Loans receivable, net

Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts and asset management plans, as well as loans originated by Fuzhou Microcredit.

Loans receivable increased from RMB7,588 million as of December 31, 2020 to RMB12,704 million (US$1,994 million) as of December 31, 2021, mainly due to the increase in our outstanding on-balance-sheet loans balance.

Land use rights, net

Land use rights represent lease prepayments to the local government authorities and are recorded at cost less accumulated amortization.

In March 2021, our consolidated subsidiary, 360 Changfeng obtained the land use rights from local authorities to develop and build the regional headquarters and the affiliated industrial park for our future operations. As of December 31, 2021, a total of RMB1.0 billion were contributed by its shareholders to acquire the land use rights, of which RMB0.7 billion was funded by Shanghai Qiyu.

Payable to investors of the consolidated trusts

Some financial institution partners require us to disburse loans indirectly to borrowers through our consolidated trusts and asset management plans. Payable to investors of the consolidated trusts without recourse to us represents the investment returns these financial institution partners require to be paid, and it increased from RMB4,587 million as of December 31, 2020 to RMB6,315 million (US$991 million) as of December 31, 2021, mainly due to the increase in our on-balance-sheet loan volume.

Guarantee liabilities-stand ready

Guarantee liabilities-stand ready increased from RMB4,173 million as of December 31, 2020 to RMB4,818 million (US$756 million) as of December 31, 2021. We recognize a stand-ready guarantee liability at the inception of an off-balance sheet loan for which we provide guarantee services. Stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee.

Guarantee liabilities-contingent

Guarantee liabilities decreased from RMB3,543 million as of December 31, 2020 to RMB3,285 million (US$516 million) as of December 31, 2021, mainly due to the decrease in our outstanding off-balance-sheet loans balance in 2021. At the inception of an off-balance sheet loan, we also recognize a separate contingent guarantee liability with an allowance for credit losses following the CECL model. The contingent guarantee is reduced by the payouts made by us to compensate the financial institutions upon borrowers’ default. Allowance for credit losses under CECL model was included in “provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

B.           Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2019, 2020 and 2021, we had cash and cash equivalents and restricted cash of RMB3.8 billion, RMB6.8 billion and RMB8.8 billion (US$1.4 billion), respectively. Our cash and cash equivalents primarily consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	2,973,075	5,325,810	5,789,700	908,530
Net cash (used in) / provided by investing activities	(8,860,441)	892,770	(6,064,328)	(951,625)
Net cash provided by/(used in) financing activities	7,707,858	(3,282,400)	2,263,720	355,227
Net increase in cash and cash equivalents	1,822,254	2,938,416	1,985,681	311,596
Cash, cash equivalents, and restricted cash at the beginning of year	2,013,596	3,835,850	6,774,266	1,063,030
Cash, cash equivalents, and restricted cash at the end of year	3,835,850	6,774,266	8,759,947	1,374,626

Operating activities

Net cash provided by operating activities was RMB5,790 million (US$909 million) in 2021. The difference between net cash provided by operating activities and the net income of RMB5,765 million (US$905 million) mainly resulted from (i) adding back non-cash item share-based compensation of RMB254 million (US$40 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB1,554 million (US$244 million) and (iii) adding back non-cash item provision for contingent liabilities of RMB3,078 million (US$483 million), partially offset by additional RMB4,881 million (US$766 million) used for working capital. The change in cash used in working capital was mainly a result of a RMB820 million (US$129 million) increase in accounts receivable and contract assets, a RMB437 million (US$69 million) increase in financial assets receivables, a RMB2,691 million (US$422 million) increase in guarantee liabilities, and a RMB1,036 million (US$163 million) increase in land use rights, which was partially offset by RMB898 million (US$141 million) increase in accrued expenses and other current liabilities. The increase of these working capital items was the result of our rapid expansion of business.

Net cash provided by operating activities was RMB5,326 million in 2020. The difference between net cash provided by operating activities and the net income of RMB3,496 million mainly resulted from (i) adding back non-cash item share-based compensation of RMB301 million, (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB1,248 million and (iii) adding back non-cash item provision for contingent liabilities of RMB4,794 million, partially offset by (iv) additional RMB4,448 million used for working capital. The change in cash used in working capital was mainly a result of a RMB513 million increase in accounts receivable and contract assets, a RMB2,465 million increase in financial assets receivables, and a RMB1,913 million increase in guarantee liabilities, and was partially offset by RMB171 million increase in income tax payable. The increase of these working capital items was the result of our rapid expansion of business.

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

Investing activities

Net cash used in investing activities was RMB6,064 million (US$952 million) in 2021, which was primarily attributable to investment in loans receivable of RMB40,169 million (US$6,303 million), partially offset by the collection of investment in loans receivable of RMB34,131 million (US$5,356 million). The net outflow of loans investment mainly resulted from the growth of on-balance-sheet lending.

Net cash provided by investing activities was RMB893 million in 2020, which was primarily attributable to investment in loans receivable of RMB38,720 million, partially offset by the collection of investment in loans receivable of RMB39,629 million. The net inflow of loans investment was mainly the result of our on-balance-sheet collection.

Net cash used in investing activities was RMB8,860 million in 2019, which was primarily attributable to the investment in loans receivable of RMB26,339 million, partially offset by the collection of investment in loans receivable of RMB17,504 million. The net outflow of loans investment was mainly the result of our growing on-balance-sheet lending.

Financing activities

Net cash provided by financing activities was RMB2,264 million (US$355 million) in 2021, which was primarily attributable to RMB5,929 million (US$930 million) cash received from investors of the consolidated trusts, and RMB364 million (US$57 million) received from short-term loans, partially offset by cash paid to investors of the consolidated trusts of RMB4,193 million (US$658 million) and RMB150 million (US$24 million) repaid for short-term loans.

Net cash used in financing activities was RMB3,282 million in 2020, which was primarily attributable to cash paid to investors of the consolidated trusts of RMB6,360 million, RMB3,092 million cash received from investors of the consolidated trusts, and RMB187 million received from short-term loans, partially offset by RMB200 million repaid for short-term loans.

Net cash provided by financing activities was RMB7,708 million in 2019, which was primarily attributable to cash received from investors of the consolidated trusts of RMB8,360 million, and RMB1,700 million received from short-term loans, partially offset by RMB1,500 million repaid for short-term loans.

Material Cash Requirement

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, contractual obligations and capital commitments.

We incurred capital expenditures of RMB25.6 million, RMB15.3 million and RMB25.3 million (US$4.0 million) in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2022 are expected to be approximately RMB111.4 million (US$17.5 million), consisting primarily of expenditures related to the expansion and enhancement of our information technology infrastructure and the construction of our new office buildings in Shanghai. We will continue to incur capital expenditures to meet the expected growth of our business.

Our contractual obligations mainly represent operating lease obligations, which relate to our leases of office premises and our land use rights over the parcel of land that 360 Changfeng, acquired to construct our regional headquarters and the affiliated industrial park for our future operations. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2019, 2020 and 2021 were RMB20.1 million, RMB29.0 million and RMB51.6 million (US$8.1 million), respectively. Amortization expenses of land use rights for 2019, 2020 and 2021 amounted to nil, nil and RMB17,270 (US$2,710), respectively.

Our short-term loans obligations relate to bank borrowings obtained from domestic commercial banks. Our short-term loans obligations were RMB200 million, RMB186.8 million and RMB397.6 million (US$62.4 million) in 2019, 2020 and 2021, respectively.

The following table sets forth our contractual obligations and short-term loans obligations as of December 31, 2021:

		Less			More
		than	1 – 3	3 – 5	than
	Total	1 year	Years	Years	5 years

	(RMB in thousands)
Operating Leases Obligations	39,169	28,203	10,966	—	—
Short-term Loans Obligations	397,576	397,576	—	—	—

As of December 31, 2021, we have certain capital commitments that were primarily related to commitments for construction of our regional headquarters and the affiliated industrial park. The total capital commitments contracted but has not been reflected in the financial statements was not less than RMB500 million (US$78.5 million) as of December 31, 2021. All of these capital commitments will be fulfilled in the future based on the construction progress.

We intend to fund our existing and future material cash requirements with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

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

Other than those shown above and the obligations from the consolidated trusts, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

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

E.          Critical Accounting Estimates

Critical accounting estimates are those that are both most important to the portrayal of our financial condition and results, and that require the management’s most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and the accompanying notes. We base our estimates on historical experience, known trends and events, and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, are reflected in the consolidated financial statements prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements appearing in Item 8 of this Annual Report, we believe the following critical accounting estimates used in the preparation of our consolidated financial statements require the most difficult, subjective and complex judgments and estimates and have had, or are reasonably likely to have a material impact on our financial condition or results of operations.

Revenue recognition

In accounting for revenue from facilitation of off-balance sheet loans, we considered the loan facilitation service, post-facilitation service and guarantee service (not applicable for certain capital light loans where we do not provide guarantee service) as three separate services. Revenues from loan facilitation services are recognized at the time a loan is originated and revenues from post-facilitation services are recognized on a straight-line basis over the term of the underlying loans. Revenues from guarantee services are recognized over the guarantee term.

Significant management judgment is applied to the determination and allocation of the transaction price, including: (i) estimation of variable consideration, and (ii) determination of standalone selling price of each performance obligation.

We determined the total transaction price to be the service fees chargeable from the borrowers or the partner financial institutions, which includes variable considerations in the form of prepayment risk of borrowers and service fee rate based on future default rate of underlying loans facilitated under certain agreements under the capital light model. We estimate the prepayment risk of borrowers using an expected value approach on the basis of historical information and current trends of the early payment from borrowers. We use the service fee rate applicable to the estimated default rate of the underlying loans. See “Allowance for credit losses” for estimation of default rate.

The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations. We first allocate the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand-ready obligation (See “Guarantee liabilities” for estimates and judgments involved therein). We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-facilitation services as the basis of revenue allocation. In estimating our standalone selling price for the loan facilitation services and post-facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

The estimate of prepayment risk of borrowers is subject to changes in our estimate of borrowers’ future repayment pattern. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. Further, if the default rate of underlying loans decreases beyond a certain level, the service fee rates enjoyed by us so as the total transaction price would increase than initially expected and vice versa. Revenue recognized for the year ended December 31, 2021 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration resulting from such changes was RMB 211 million (US$33 million).

We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change when our cost pattern and business mode changes. There has been no material change to the allocation ratio between the two performance obligations during the year ended December 31, 2021.

Allowance for credit losses

We recognize an allowance for our financial assets, mainly loans receivable based on estimate of the expected credit losses over the contractual term of these financial assets. For loans facilitated with guarantee service provided, we recognize a separate contingent guarantee liability with an allowance for credit losses, which is an estimate of future net-payout by us upon borrowers’ default after the adoption of ASC 326 on January 1, 2020.

Allowances for the above-mentioned financial assets and contingent guarantee liability are driven by estimated default rate of respective underlying loans. We estimate the default rate based on historical net default rate of loans on a pool basis grouped by vintage of origination. Internal and external correlation factors, such as CPI, money supply and delinquent loan collection rate are identified based on regular review of historical data and updated on a timely basis once we become aware of any new patterns. Future trend of the abovementioned correlation factors are then fed into our model to predict default rate for each loan portfolios. For external factors, we use projections commonly used within the industry. For internal factors, we make projections based on historical data adjusted by our current risk and business strategies which we think could have potential impacts into the future periods.

As of December 31, 2021, allowance for loans receivable is RMB948 million (US$149 million) and outstanding balance for contingent guarantee liability is RMB3,285 million (US$516 million). If change in various factors constituting the estimate of default rate result in 0.5 percentage point increase/decrease in the overall estimate default rate, it would result in an increase/decrease of RMB66 million (US$10 million) and RMB586 million (US$92 million)for allowance for loans receivable and contingent guarantee liability respectively.

Guarantee liabilities

For off-balance sheet loans facilitated where we effectively take on the credit risk of the borrowers through providing guarantee directly or cooperating with third-party licensed vendors including financing guarantee companies and insurance companies to provide guarantee, we recognize a stand ready guarantee liability at fair value. The fair value of stand ready guarantee liability is estimated using discounted cash flow model based on expected net payouts by incorporating a markup margin. After the adoption of ASC 326 on January 1, 2020, the contingent guarantee liability is recognized separately based on estimate of future net-payout by us upon borrowers’ default, which is ultimately determined by the estimated default rate of underlying loans subject to guarantee.

For detailed judgements made in making the estimate of default rate of underlying loans subject to guarantee, please refer to the preceding part “Allowance for credit losses.”

In addition to the various factors considered in estimating default rate, we use discount rate and service margin commonly used within similar industry. We believe the estimate is based on reasonable assumptions, which are inherently uncertain. The fair value of stand ready guarantee liabilities could also impact the amount of revenue to be recognized for guarantee service and those for loan facilitation and post-facilitation services by impacting the amount of total transaction price allocated to such services as discussed in the part of “Revenue recognition” discussed above.

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

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. We establish a valuation allowance against deferred tax assets to the extent we believe that recovery is not likely.

In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized. As of December 31, 2021, major items that constitute our deferred tax assets include allowance for guarantee liabilities and loans receivable, which amount to RMB1,594 million (US$250 million) with no allowance accrued as we believe we have adequate future taxable income to realize such tax benefit.

As we estimate the allowance for deferred tax assets by considering if sufficient future taxable income will be generated to utilize the existing deferred tax assets, it can be altered if we change our forecasts of future profitability.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongyi Zhou	51	Chairman of the Board of Directors
Wei Liu	44	Vice Chairman of the Board of Directors
Haisheng Wu	39	Chief Executive Officer and Director
Eric Xiaohuan Chen	40	Director
Dan Zhao	42	Director
Gang Xiao	46	Independent Director
Yongjin Fu	51	Independent Director
Andrew Y Yan	64	Independent Director
Alex Xu	53	Director and Chief Financial Officer
Zhiqiang He	39	Senior Vice President
Yan Zheng	34	Chief Risk Officer

Mr. Hongyi Zhou has served as our director from our inception and in addition as our chairman of the board of directors since September 2018. Mr. Zhou has 20 years of managerial and operational experience in China’s internet industry. Mr. Zhou co-founded the Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) and served as the chairman of the board of Qihoo 360 Technology Co. Ltd. and the successor of its business, 360 Group, from its inception to September 2021. Since February 2018, Mr. Zhou has been serving as the chairman of the board of directors of 360 Security Technology Inc (SH: 601360). Prior to founding Qihoo 360 Technology Co., Ltd., Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small to medium-sized software companies in sourcing funding to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company engaged in internet search and online marketing business in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software and his master’s degree in system engineering from Xi’an Jiaotong University in 1992 and 1995, respectively.

Mr. Wei Liu has served as our director since September 2018 and the vice chairman of our board of directors since March 27, 2020. He currently is also serving as the chairman of the board of directors of Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd.) and Kincheng Bank of Tianjin Co., Ltd. From 2018 to 2020, Mr. Liu worked with 360 Group as senior vice president. Between 2015 and 2018, Mr. Liu served as chairman and CEO of Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd.), an affiliate of 360 Group. During this period, he, together with our current management team, co-built and developed the Company’s business. From 2014 to 2015, Mr. Liu worked with 360 Group as a vice president. Prior to joining 360 Group, Mr. Liu worked with Ping An Ventures, a venture capital fund under Ping An Insurance (Group) Company of China, Ltd., as the general manager from 2011 to 2014. From 2008 to 2011, Mr. Liu worked with the investment department of Shengda Group as an investment director. Prior to that, Mr. Liu worked with the investment department of Fosun Capital as an investment director. Mr. Liu received his bachelor’s degree in international trade from Shanghai University of International Business and Economics in 2000.

Mr. Haisheng Wu has served as our chief executive officer and our director since August 2019. Before that, Mr. Wu had served as our president since our inception. Mr. Wu served as a director of Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd.) from April 2020 to April 2021. Before working on the establishment of our business, Mr. Wu worked as a product director at the 360 Group start page department from March 2011, in charge of 360 Start Page, 360kan and 360 Mobile Browser. Prior to that, Mr. Wu worked with the user product department of Baidu Inc. (NASDAQ: BIDU) as a product manager, leading the management of Baidu Space, Baidu Map and Baidu LBS from June 2008. Mr. Wu received his bachelor’s degree in media economics from Communication University of China and master’s degree in communication studies from Peking University in 2005 and 2008, respectively.

Mr. Eric Xiaohuan Chen has served as our director since November 2019. Mr. Chen also serves as a director of a number of privately owned companies based in China. Mr. Chen is currently serving as a partner of Twin Peaks Capital. Prior to co-founding Twin Peaks Capital. Mr. Chen served as the managing director and head of business and financial services of FountainVest Partners from 2008 to 2021. Before joining FountainVest Partners in 2008, Mr. Chen had worked in the investment banking department of Lehman Brothers and Citigroup since 2006. From 2004 to 2006, Mr. Chen worked with Micron Technology. Mr. Chen received his Bachelor’s degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.

Mr. Dan Zhao has served as our director since May 2020 and is currently the vice president of 360 Group. Mr. Zhao has also been a non-executive director of 360 Ludashi Holdings Limited (HK: 3601) since July 2020, a director of Beijing Huafang Technology Co., Ltd. since August 2020, and a director of Kincheng Bank of Tianjin Co., Ltd. since February 2022. Before joining 360 Group in January 2013, Mr. Zhao served as a senior manager of internal audit in Alibaba Group (NYSE: BABA) from November 2007. From September 2006 to November 2007, Mr. Zhao worked for KPMG Huazhen LLP as an associate manager. Mr. Zhao received his bachelor’s degree in international enterprise management from the University of Shanghai for Science and Technology in 2002, and his master’s degree in international business and economics from the University of Konstanz in 2004.

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

Mr. Andrew Y Yan has served as our independent director since July 2019. Mr. Yan is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. Mr. Yan is currently an independent non-executive director of China Resources Land Limited and South China Airlines Co Ltd., and a director of ATA Creativity Global. He is also a director of China PE/VC Association Board, and a trustee member of Peking University Endowment. Mr. Yan received a master of arts degree from Princeton University in 1989, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in 1982.

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

B.          Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB19.3 million (US$3.0 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2018 Share Incentive Plan

In May 2018, we adopted the 2018 Share Incentive Plan, and amended it in November 2019. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Incentive Plan is 25,336,096 ordinary shares. As of February 28, 2022, Class A ordinary shares underlying options have been granted and are outstanding under the 2018 Share Incentive Plan totaled 2,833,958, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2019 Share Incentive Plan

We adopted the 2019 Share Incentive Plan in November 2019, and amended it in August 2020 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Share Incentive Plan is 17,547,567 ordinary shares, and an annual increase on the first day of each of the four consecutive fiscal years of the Company commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding shares or (ii) such fewer number of Shares as may be determined by our board of directors. As of February 28, 2022, options and restricted share units representing 17,048,330 ordinary shares have been granted and are outstanding under the 2019 Share Incentive Plan, as amended, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2022, the awards granted and are outstanding under the 2018 Share Incentive Plan and 2019 Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares	Exercise Price
	Underlying Awards	(US$/Share)	Date of Grant	Date of Expiration
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
Haisheng Wu	*	—	February 20, 2020	February 19, 2030
Haisheng Wu	3,520,000	—	November 20,2020	November 19,2030
Wei Liu	4,103,125	0.00001	May 20, 2018	May 19, 2028
Wei Liu	*	—	November 20,2020	November 19,2030
Zhiqiang He	*	0.00001	May 20, 2018	May 19, 2028
Zhiqiang He	*	—	November 20,2020	November 19,2030
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028
Yan Zheng	*	—	November 20,2020	November 19,2030
Alex Xu	*	—	November 20,2019	November 19,2029
Alex Xu	*	—	November 20,2021	November 19,2031

*             Less than one percent of our total outstanding shares.

As of February 28, 2022, other employees as a group held outstanding options and restricted share units representing 10,375,688 class A ordinary shares of our company under the 2018 Share Incentive Plan and 2019 Share Incentive Plan.

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

Board Diversity Matrix

The board diversity matrix below sets forth the information on each director’s voluntary self-identified characteristics pursuant to Rule 5606 of the Listing Rules of Nasdaq.

Board Diversity Matrix As of February 28, 2022
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
	—	9	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.           Employees

We had 1,891, 1,643 and 2,129 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021:

As of December 31, 2021
Function:
General and administrative	197
Operations	567
Products	188
Research and development	805
Risk management	177
Sales and marketing	195
Total	2,129

As of December 31, 2021, we had 1,101 employees in Shanghai, 426 employees in Beijing, 268 employees in Shenzhen and the rest in different cities in China.

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

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during her employment and for up to two years after the termination of her employment. In consideration of our employees’ non-compete covenant, we pay compensation to our employees at a rate of not less than 30% of the average monthly compensation of the prior 12 months of their employment during the restriction period, provided that, to the extent our rate becomes lower than the minimum standard required by the local government, we will pay in accordance with such standard.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 310,517,615 ordinary shares as of February 28, 2022 (excluding 4,915,403 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership and voting power of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					Percentage
					of
				Percentage of	aggregate
	Class A	Class B	Total ordinary	total ordinary	voting
	ordinary shares	ordinary shares	shares	shares	power†
Directors and Executive Officers:**
Hongyi Zhou(1)	4,948,714	39,820,586	44,769,300	14.4%	75.1%
Wei Liu(2)	3,593,964	—	3,593,964	1.2%	*
Haisheng Wu(3)	*	—	*	*	*
Eric Xiaohuan Chen	—	—	—	—	—
Dan Zhao	—	—	—	—	—
Gang Xiao	—	—	—	—	—
Yongjin Fu	—	—	—	—	—
Andrew Y Yan(4)	*	—	*	*	*
Alex Xu(5)	*	—	*	*	*
Zhiqiang He(6)	*	—	*	*	*
Yan Zheng(7)	*	—	*	*	*
All Directors and Executive Officers as a Group	13,579,918	39,820,586	53,400,504	17.1%	75.8%
Principal Shareholders:
Aerovane Company Limited(1)	—	39,820,586	39,820,586	12.8%	74.6%
FountainVest(8)	23,432,634	—	23,432,634	7.5%	2.2%
Morgan Stanley(9)	16,847,902	—	16,847,902	5.4%	1.6%

Notes:

*            Less than 1% of our total outstanding shares.

**          Except as indicated otherwise below, the business address of our directors and executive officers is Building 2, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

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

(1)

Represents (i) 39,820,586 class B ordinary shares held by Aerovane Company Limited, a British Virgin Islands company, which is in turn wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou, the chairman of our board of directors; (ii) 1,212,000 class A ordinary shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse; (iii) 1,018,192 class A ordinary shares in the form of ADSs held by Global Pro B Limited, an entity wholly owned by Mr. Hongyi Zhou’s spouse; (iv) 434,344 class A ordinary shares in the form of ADSs in which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition) through a financial arrangement; and (v) 2,284,178 Class A Ordinary Shares in the form of ADSs, in which an entity controlled by Mr. Hongyi Zhou had the sole voting power and the sole power to direct the disposition of such ADSs through a financial arrangement. Because of the immediate family relationship and a letter agreement between Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children relating to the 39,820,586 class B ordinary shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. For the 2,664,662 class A ordinary shares in the form of ADSs described in clauses (ii), (iii) and (iv) of this note, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 2,664,662 class A ordinary shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein. The number of the ordinary shares is as reported in a Schedule 13D/A filed by Mr. Hongyi Zhou on January 4, 2022.

(2)

Represents (i) class A ordinary shares in the form of ADSs collectively held by Mr. Wei Liu and Splendid Tiger Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Wei Liu and his family, to which Mr. Liu is also the settlor, and (ii) class A ordinary shares in the form of ADSs that Mr. Wei Liu has the right to acquire upon the exercise of options within 60 days after February 28, 2022.

(3)

Represents (i) the class A ordinary shares in the form of ADSs collectively held by Mr. Haisheng Wu and Holy Vanguard Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Haisheng Wu and his family, to which Mr. Wu is also the settlor, and (ii) class A ordinary shares in the form of ADSs that Mr. Wu has the right to acquire upon the exercise of options within 60 days after February 28, 2022.

(4)

Represents the class A ordinary shares in the form of ADSs held by Morning Star Resources Ltd. Morning Star Resources Ltd is a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Andrew Y Yan, to which Mr. Yan is also the settlor.

(5)	Represents the class A ordinary shares in the form of ADSs held by Mr. Alex Xu.
(6)

Represents (i) class A ordinary shares in the form of ADSs collectively held by Mr. Zhiqiang He and True Warrior Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Zhiqiang He, to which Mr. He is also the settlor, and (ii) class A ordinary shares in the form of ADSs that Mr. He has the right to acquire upon the exercise of options within 60 days after February 28, 2022.

(7)

Represents (i) class A ordinary shares in the form of ADSs collectively held by Mr. Yan Zheng and Smart Defender Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Yan Zheng and his family, to which Mr. Zheng is also the settlor, and (ii) class A ordinary shares in the form of ADSs that Mr. Zheng has the right to acquire upon exercise of options within 60 days after February 28, 2022.

(8)

Represents (i) 23,432,634 class A ordinary shares in the form of 11,716,317 ADSs held by Ruby Finance Holdings Ltd. Ruby Finance Holdings Ltd., is a Cayman Islands company controlled by FountainVest China Capital Partners GP3 Ltd. The number of the class A ordinary shares is as reported in a Schedule 13D/A jointly filed by Ruby Finance Investment Ltd., Ruby Finance Holdings Ltd. and FountainVest China Capital Partners GP3 Ltd. on January 4, 2022.

(9)

Represents 16,847,902 class A ordinary shares in the form of ADSs beneficially owned by Morgan Stanley, a company incorporated in the State of Delaware of the United States. The number of class A ordinary shares is as reported in a Schedule 13G filed by Morgan Stanley as a parent holding company jointly with Morgan Stanley Investment Management Company, a corporation incorporated under the laws of Singapore, and Morgan Stanley Investment Funds – Asia Opportunity Fund, a corporation organized under the laws of Luxembourg, on February 11, 2022.

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

To our knowledge, as of February 28, 2022, 268,022,416 of our class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of February 28, 2022, none of our class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Demand registration rights.    Holders of at least 20% or more of the registrable securities then outstanding have the right to demand that we file a registration statement covering at least 20% or more of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12-month period. We are obligated to effect no more than one registration other than piggyback registration for every 5% of our outstanding share capital on a fully-diluted (by treasury method) basis held by the holders, such percentage to be calculated as of the date immediately following the date of our shareholders agreement.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2018 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.”

Transactions with 360 Group

360 Group is our most important business partner. It is considered our related party as it is controlled by Mr. Hongyi Zhou, the chairman of our board of directors and principal shareholder. We transacted with several entities of 360 Group during the fiscal years 2019, 2020 and 2021. 360 Group is one of our most important borrower acquisition channels, and it provides advertising services to promote our products and general brand through its matrix of mobile applications and services, such as 360 Browser and 360 Mobile Assistant. Advertising services are calculated and charged to us under different formula depending on the form of advertisements, including cost per time (CPT), cost per click (CPC), cost per thousand impression (CPM), cost per action (CPA) and cost per sale (CPS). In addition, we also display advertisement of 360 Group’s products and services on our own platform and earn an advertising service fee.

In 2021, services provided by 360 Group entities were RMB168.4 million (US$26.4 million). As of December 31, 2021, RMB163.1 million (US$25.6 million) was due to 360 Group entities, and RMB1.8 million (US$0.3 million) was due from them.

In 2020, services provided by 360 Group entities were RMB115 million. As of December 31, 2020, RMB32 million was due to 360 Group entities, and RMB3 million was due from them.

In 2019, services provided by 360 Group entities were RMB103 million. As of December 31, 2019, RMB41 million was due to 360 Group entities, and RMB1 million was due from them.

In September 2020, one 360 Group entity transferred to us part of its equity interest in Hangzhou Qifei Huachuang Technology Co, Ltd, or Hangzhou Qifei, a joint venture company it established with an independent third party. After the equity transfer, we and the 360 Group entity hold 25% and 26% of the equity interest in Hangzhou Qifei, respectively. As part of the arrangement, we are responsible for assisting Hangzhou Qifei in achieving certain performance targets but are not obligated to make whole the loss of Hangzhou Qifei. We accounted for the equity investment using alternative measurement, and the carrying amount as of December 31, 2020 and 2021 was nil.

In October 2020, we established 360 Changfeng, a joint venture company in Shanghai, China through Shanghai Qiyu together with one 360 Group entity and an independent third party, to develop and build the regional headquarters and the affiliated industrial park for our future operations. The 360 Group entity and we hold 30% and 40% of the equity interests of 360 Changfeng, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with the 360 Group entity, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by the 360 Group entity in 360 Changfeng. Following the completion of the transactions, we hold 70% of the equity interests in 360 Changfeng and became the controlling shareholder of 360 Changfeng. Pursuant to the joint venture agreement, the shareholders will contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. As of December 31, 2021, a total of RMB1.0 billion were contributed by the shareholders to acquire land use rights, of which RMB0.3 billion was funded by non-controlling shareholder.

Framework Collaboration Agreement

We have entered into a framework collaboration agreement with 360 Group in July 2018, pursuant to which:

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

Transactions with Shanghai Qibutianxia

Shanghai Qibutianxia and its subsidiaries are related parties to us, as we and Shanghai Qibutianxia are both under the control of Mr. Hongyi Zhou, the chairman of our board of directors.

We transacted with Shanghai Qibutianxia and its subsidiaries during the fiscal years 2019, 2020 and 2021, including receiving loans from Shanghai Qibutianxia, allocating expenses for certain corporate functions historically provided by Shanghai Qibutianxia, receiving financing service from Youdaojingwei Assets Management Co. Ltd., providing borrower referral services to Beijing Qicaitianxia Technology Co., Ltd., and receiving employee benefit management service from Ningbo Siyinjia Investment Management Co. Ltd.

In 2021, services provided by Shanghai Qibutianxia and its subsidiaries were RMB354.7  million (US$55.7 million), and services provided by us were RMB1.4 million (US$0.2 million). As of December 31, 2021, RMB40.7 million (US$6.4 million) was due to Shanghai Qibutianxia and its subsidiaries, and RMB0.2 million (US$0.0 million) was due from them. As of December 31, 2021, loans with an outstanding balance of RMB11.8 billion were under joint back-to-back guarantee arrangement with Shanghai Qibutianxia.

In 2020, services provided by Shanghai Qibutianxia and its subsidiaries were RMB29.3 million, and services provided by us were RMB126.0 million. As of December 31, 2020, RMB37.9 million was due to Shanghai Qibutianxia and its subsidiaries, and RMB6.6 million was due from them. As of December 31, 2020, loans with an outstanding balance of RMB19.3 billion were under joint back-to-back guarantee arrangement with Shanghai Qibutianxia.

In 2019, services provided by Shanghai Qibutianxia and its subsidiaries was RMB25.9 million, and services provided by us was RMB929.8 million. As of December 31, 2019, RMB15.1 million was due to Shanghai Qibutianxia and its subsidiaries, and RMB405.5 million was due from them. Shanghai Qibutianxia provided joint back-to-back guarantee to certain third-party guarantee companies for loans facilitated by us. As of December 31, 2019, loans with the outstanding balance of RMB22.8 billion were under such arrangement.

Transactions with Jinshang Consumer Finance Co., Ltd.

We transacted with Jinshang during the fiscal years 2019, 2020 and 2021 as we provide loan facilitation services and post-facilitation services to Jinshang and charge service fees. Historically, we directly collected payments from borrowers and charged no service fees to Jinshang. Starting in 2018, we contractually changed our payment flow model by collecting service fee payments from Jinshang directly. In addition, we provided deposit to Jinshang to secure the timely repayment of loans facilitated by us before the change of payment flow model in 2018.

In 2021, services provided by us were RMB288.9 million (US$45.3 million). As of December 31, 2021, RMB194.1 million (US$30.5 million) was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB135.4 million (US$21.2 million), net of allowance of RMB15.7 million (US$2.5 million).

In 2020, services provided by us were RMB198.6 million. As of December 31, 2020, RMB158.7 million was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB66.0 million, net of allowance of RMB6.3 million.

In 2019, services provided by us were RMB103.3 million. As of December 31, 2019, RMB50.7 million was due form Jinshang, among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB32.5 million, net of allowance of RMB18.8 million.

Transactions with Kincheng Bank of Tianjin Co., Ltd.

We transacted with Kincheng during the fiscal year 2020 and 2021 as we provide loan facilitation services and post-facilitation services to Kincheng and charge service fees.

In 2021, services provided by us was RMB1,880.5 million (US$295.1 million). As of December 31, 2021, RMB771.3 million (US$121.0 million) was due from Kincheng, which represented loan facilitation and post-facilitation services of RMB823.6 million (US$129.2 million), net of allowance of RMB106.3 million (US$16.7 million).

In 2020, services provided by us was RMB15.7 million. As of December 31, 2020, RMB13.5 million was due from Kincheng, among which the amounts due from Kincheng related to loan facilitation and post-facilitation services was RMB15.1 million, net of allowance of RMB1.1 million.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

B.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have been and may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

We and certain of our current and former officers and directors are named as defendants in a putative securities class action filed in federal court, captioned In re 360 DigiTech, Inc. Securities Litigation, No. 1:21-cv-06013 (U.S. District Court for the Southern District of New York, filed on July 13, 2021) . This case was purportedly brought on behalf of a class of persons who purchased our securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in our public disclosure documents in connection with our compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, we filed a motion to dismiss the Amended Complaint.

This case is in its preliminary stage. We believe this case is without merit and intend to defend our position vigorously to the extent this case remains active, including any appeal of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this lawsuit despite our belief that it is meritless. In the event that our initial defense is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management’s attention from the day-to-day operations, all of which could harm our business. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —We and certain of our current and former directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

On November 15, 2021, our board of directors approved a quarterly cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of our net income after tax for such quarter. Despite a dividend policy in place, the determination to make dividend distributions and the exact amount of such distributions in any particular quarter will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” See also “Item 3. Key Information—D. Regulations—Regulations on Foreign Exchange—Regulations on dividend distribution.”

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

ITEM 9 THE OFFER AND LISTING

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

ITEM 10 ADDITIONAL INFORMATION

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

Voting rights.    Voting at any shareholders’ meeting is by show of hands unless a poll is (before the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting. In respect of all matters subject to a shareholders’ vote, each class A ordinary share shall, on a poll, entitle the holder thereof to one vote, and each class B ordinary share shall entitle the holder thereof to 20 votes, voting together as one class.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings as at the date of the deposit of the requisition, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the requirements of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

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

Variations of rights of shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class) may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the redemption or purchase of any shares of any class by our company, the creation or issue of further shares ranking pari passu with or subsequent to them or with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Inspection of books and records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

I.          Subsidiary Information

Not applicable.

Item 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2021, we had U.S. dollar-denominated cash, cash equivalents and short-term investments of US$3.8 million. Assuming we had converted US$3.8 million into Renminbi at the exchange rate of RMB6.3726 for US$1.00 as of December 31, 2021, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB24.5 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB27.0 million instead.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause prospective borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing for investment options and dampen our financial institution partners’ desire to fund loans on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our loan origination volume.”

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

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we did not receive reimbursement from the depositary.

PART II.

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, as stated in its report included on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yongjin Fu, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16B CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.360shuke.com/.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year Ended December 31,
	2020	2021

	(in thousands of RMB)
Audit fees(1)	15,622.5	19,651.7
Audit-related fees(2)	—	5,688.8
Tax fees(3)	252.8	481.1

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

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 18, 2021, our board of directors approved a share repurchase plan whereby we are authorized to repurchase up to US$200 million worth of our company’s Class A ordinary shares in the form of ADS over the next twelve-month period till August 17, 2022. The share repurchase plan was publicly announced on August 19, 2021. As of February 28, 2022, we had not repurchased any of our ADSs under the share repurchase plan.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

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

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III.

ITEM 1.

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide combined and consolidated financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of 360 DigiTech, Inc. are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit
Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective December 13, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

1.2	Certificate of Incorporation on Change of Name (incorporated herein by reference to Exhibit 1.2 to the Form 20-F filed on April 21, 2021 (File No. 001-38752))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on December 6, 2018 (File No. 333-228020))
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
4.5

English translation of the executed form of Power of Attorney regarding a VIE of the Registrant, between its shareholder and the WFOE of the Registrant as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.6

English translation of the executed form of Equity Interest Pledge Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Interest Pledge Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.7

English translation of the executed form of Exclusive Consultation and Services Agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Consultation and Services Agreements adopting the same form in respect of each of the VIEs of the Registrant  (incorporated herein by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.8

English translation of the executed form of Exclusive Option Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive

Exhibit
Number	Description of Document

Option Agreements adopting the same form in respect of each of the VIEs of the Registrant  (incorporated herein by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.9

English translation of the executed form of Loan Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Loan Agreements adopting the same form in respect of each of the VIEs of the Registrant  (incorporated herein by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019)

4.10

English Translation of the Framework Collaboration Agreement between Beijing Qihu Technology Co., Ltd., wholly owned subsidiary of 360 Group, and Shanghai Qiyu, dated July 24, 2018 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.11

English Translation of the Joint Venture Agreement entered into in October 2020 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd. (incorporated herein by reference to Exhibit 4.11 of the Form 20-F filed on April 21, 2021 (File No. 001-38752))

4.12*	English Translation of the Equity Transfer Agreement entered into in December 2021 by and between Shanghai Qiyu and Shanghai Jiehu Internet Technology Co., Ltd.
4.13*

English Translation of the Novation Agreement entered into in December  2021 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd. in connection with rights and obligations of Shanghai Jiehu Internet Technology Co., Ltd. under the Joint Venture Agreement entered into in October 2020

4.14*

English Translation of the Termination Agreement on the control documents in connection with Fuzhou Microcredit entered into in April 2021 by and between Fuzhou Microcredit, shareholders of Fuzhou Microcredit and our WFOE

4.15*	English Translation of the Equity Transfer Agreement entered into in April 2021 by and between shareholders of Fuzhou Microcredit and Shanghai Qiyu
8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Commerce & Finance Law Offices
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

360 DigiTech, Inc.

	By:	/s/ Haisheng Wu
		Name:	Haisheng Wu
		Title:	Chief Executive Officer

Date: April 28, 2022

360 DIGITECH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of 360 DigiTech, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 360 DigiTech, Inc. and its subsidiaries (the “Company”, previously known as “360 Finance, Inc.”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement listed in schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Management’s estimate of expected default rate primarily used in accounts of guarantee liabilities and allowance for loans receivable

Critical Audit Matter Description

The Company estimates the fair value of stand-ready guarantee liabilities using a discounted cash flow model and the fair value of contingent guarantee using an expected credit loss model, both of which are based on expected default rate of underlying loans subject to guarantee. The Company also applies expected credit loss model to provide allowance for loans receivable, which is ultimately based on expected default rate of the underlying loans. The Company estimates the expected default rate on a pool basis according to the historical net default rate by vintage, adjusted by specific risk characteristics for loans within each vintage, correlated industrial and macro-economic factors, and other pertinent information in assessing future performance of the loan portfolio.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to expected default rate included the following, among others:

●	We tested the effectiveness of controls over the guarantee liabilities and allowance for loans receivable, including management’s controls over accurate capture of the historical delinquency and collection data at individual loan level and the estimation of the expected default rate.
●	We evaluated the adjustments applied by management to arrive at the estimated default rate by assessing the pertinent information used, and corroborating the adjustments with supportive operating data or industrial trend with the assistance of our specialists, where applicable.
●	We tested the accuracy of the historical net default rate by vintage, delinquent loan collection rate and specific risk indicators used as an input to the model by comparing it with original data retrieved from the operating system.
●	With the assistance of our specialists, we evaluated the reasonableness of the (1) valuation models, (2) assumptions including correlated industrial and macro-economic factors used in the model, and tested the computational accuracy of the model.
●	We evaluate observable data close to the report issue date to evaluate whether the assumptions used by management are appropriate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2022

We have served as the Company’s auditor since 2018.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of 360 DigiTech, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of 360 DigiTech, Inc. and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements as of and for the year ended December 31, 2021 of the Company and our report dated April 28, 2022, expressed an unqualified opinion on those financial statements and included (1) an emphasis paragraph referring to the change in accounting principle, and (2) an explanatory paragraph regarding the convenience translation.

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

April 28, 2022

360 DIGITECH, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	4,418,416	6,116,360	959,790
Restricted cash (including RMB 348,976 and RMB 657,075 from the consolidated trusts as of December 31, 2020 and 2021, respectively)	2,355,850	2,643,587	414,836
Security deposit prepaid to third-party guarantee companies	915,144	874,886	137,289
Funds receivable from third party payment service providers	131,464	153,151	24,033
Accounts receivable and contract assets, net (net of allowance of RMB 217,306 and RMB 287,538 as of December 31, 2020 and 2021, respectively)	2,394,528	3,097,254	486,027
Financial assets receivable, net (net of allowance of RMB 322,094 and RMB 432,658 as of December 31, 2020 and 2021, respectively)	3,565,482	3,806,243	597,283
Amounts due from related parties (net of allowance of RMB 10,333 and RMB 99,962 as of December 31, 2020 and 2021, respectively)	193,305	837,324	131,394
Loans receivable, net (including RMB 6,447,233 and RMB 8,646,950 from the consolidated trusts as of December 31, 2020 and 2021, respectively)	7,500,629	9,844,481	1,544,814
Prepaid expenses and other assets (including RMB 101,729 and RMB 104,515 from the consolidated trusts as of December 31, 2020 and 2021, respectively)	401,224	383,937	60,246
Total current assets	21,876,042	27,757,223	4,355,712
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB 38,521 and RMB 28,374 as of December 31, 2020 and 2021, respectively)	307,937	223,474	35,068
Financial assets receivable, net-noncurrent (net of allowance of RMB 68,740 and RMB 60,988 as of December 31, 2020 and 2021, respectively)	645,326	597,965	93,834
Amounts due from related parties (net of allowance of RMB nil and RMB 22,055 as of December 31, 2020 and 2021, respectively)	—	140,851	22,103
Loans receivable, net-noncurrent (including RMB 37,157 and RMB 1,829,804 from the consolidated trusts as of December 31, 2020 and 2021)	87,685	2,859,349	448,694
Property and equipment, net	19,360	24,941	3,914
Land use rights, net	—	1,018,908	159,889
Intangible assets	3,403	4,961	778
Deferred tax assets	1,398,562	834,717	130,985
Other non-current assets	48,990	42,606	6,686
Total non-current assets	2,511,263	5,747,772	901,951
TOTAL ASSETS	24,387,305	33,504,995	5,257,663
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 2):
Current liabilities:
Payable to investors of the consolidated trusts-current	3,117,634	2,304,518	361,629
Accrued expenses and other current liabilities	809,761	2,258,329	354,381
Amounts due to related parties	71,562	214,057	33,590
Short term loans	186,800	397,576	62,388
Guarantee liabilities-stand ready	4,173,497	4,818,144	756,072
Guarantee liabilities-contingent	3,543,454	3,285,081	515,501
Income tax payable	1,227,314	624,112	97,937
Other tax payable	254,486	241,369	37,876
Total current liabilities	13,384,508	14,143,186	2,219,374
Non-current liabilities:
Deferred tax liabilities	37,843	121,426	19,054
Payable to investors of the consolidated trusts-noncurrent	1,468,890	4,010,597	629,350
Other long-term liabilities	14,974	13,177	2,068
Total non-current liabilities	1,521,707	4,145,200	650,472
TOTAL LIABILITIES	14,906,215	18,288,386	2,869,846
Commitments and Contingencies (Note 17)
SHAREHOLDERS’ EQUITY
Ordinary shares ($0.00001 par value per share 5,000,000,000 shares authorized, 309,833,035 shares issued and 304,453,780 shares outstanding as of December 31, 2020, and 315,433,018 shares issued and 310,486,975 shares outstanding as of December 31, 2021, respectively)	21	22	3
Additional paid-in capital	5,417,406	5,672,267	890,102
Retained earnings	4,137,542	9,642,506	1,513,120
Other comprehensive loss	(74,391)	(110,932)	(17,408)
TOTAL 360 DIGITECH INC EQUITY	9,480,578	15,203,863	2,385,817
Non-controlling interests	512	12,746	2,000
TOTAL EQUITY	9,481,090	15,216,609	2,387,817
TOTAL LIABILITIES AND EQUITY	24,387,305	33,504,995	5,257,663

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:
Credit driven services	8,013,391	11,403,675	10,189,167	1,598,902
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB 791,482, RMB121,933 and RMB 93 for the years ended December 31, 2019, 2020 and 2021, respectively)	6,273,131	4,596,555	2,326,027	365,004
Financing income	1,309,616	2,184,180	2,184,128	342,737
Revenue from releasing of guarantee liabilities	285,407	4,506,935	5,583,135	876,116
Other services fees	145,237	116,005	95,877	15,045
Platform services	1,206,456	2,160,279	6,446,478	1,011,593
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB 48,747, RMB 214,296 and RMB 2,160,856 for the years ended December 31, 2019, 2020 and 2021, respectively)	814,581	1,826,654	5,677,941	890,993
Referral services fees (including revenue from related parties of RMB 197,018, RMB 10,149 and RMB 7,670 for the years ended December 31, 2019, 2020 and 2021, respectively)	375,551	265,300	620,317	97,341
Other services fees (including revenue from related parties of RMB nil, RMB nil and RMB 8,571 for the years ended December 31, 2019, 2020 and 2021, respectively)	16,324	68,325	148,220	23,259
Total net revenue	9,219,847	13,563,954	16,635,645	2,610,495
Operating costs and expenses:
Facilitation, origination and servicing (including costs charged by related parties of RMB 47,203, RMB 93,178 and RMB 142,325 for the years ended December 31, 2019, 2020 and 2021, respectively)	1,083,372	1,600,564	2,252,157	353,413
Funding costs	344,999	595,623	337,426	52,950
Sales and marketing (including expenses charged by related parties of RMB 57,319, RMB 40,030 and RMB 367,320 for the years ended December 31, 2019, 2020 and 2021, respectively)	2,851,519	1,079,494	2,090,374	328,025
General and administrative (including expenses charged by related parties of RMB 24,540, RMB 10,673 and RMB 13,409 for the years ended December 31, 2019, 2020 and 2021, respectively)	428,189	455,952	557,295	87,452
Provision for loans receivable	486,991	698,701	965,419	151,495
Provision for financial assets receivable (including provision generated from related parties of RMB 15,236, RMB 26,337 and RMB 807 for the years ended December 31, 2019, 2020 and 2021, respectively)	166,176	312,058	243,946	38,280
Provision for accounts receivable and contract assets (including provision charged by related parties of RMB 35,276, RMB 75,070 and RMB 124,095 for the years ended December 31, 2019, 2020 and 2021, respectively)	230,280	237,277	324,605	50,938
Provision for contingent liabilities	—	4,794,127	3,078,224	483,041
Expense on guarantee liabilities (including provision charged by related parties of RMB 67,587 for the year ended December 31, 2019)	734,730	—	—	—
Total operating costs and expenses	6,326,256	9,773,796	9,849,446	1,545,594
Income from operations	2,893,591	3,790,158	6,786,199	1,064,901
Interest (expense) income, net	(41,707)	77,169	126,256	19,812
Foreign exchange (loss) gain	(24,875)	101,534	35,549	5,578
Investment income	—	—	10,115	1,587
Other income, net	140,278	112,884	64,590	10,136
Income before income tax expense	2,967,287	4,081,745	7,022,709	1,102,014
Income tax expense	(465,983)	(586,036)	(1,258,196)	(197,438)
Net income	2,501,304	3,495,709	5,764,513	904,576
Net loss attributable to non-controlling interests	291	897	17,212	2,701
Net income attributable to ordinary shareholders of the Company	2,501,595	3,496,606	5,781,725	907,277
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	8.66	11.72	18.82	2.95
Diluted	8.31	11.40	17.99	2.82
Weighted average shares used in calculating net income per ordinary share
Basic	288,827,604	298,222,207	307,265,600	307,265,600
Diluted	300,938,470	306,665,099	321,397,753	321,397,753
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.(1)
Basic	17.32	23.44	37.64	5.90
Diluted	16.62	22.80	35.98	5.64

(1)Based on ADS ratio of 1 ADS to 2 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net income	2,501,304	3,495,709	5,764,513	904,576
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	21,223	(99,297)	(36,541)	(5,734)
Other comprehensive income(loss)	21,223	(99,297)	(36,541)	(5,734)
Total comprehensive income	2,522,527	3,396,412	5,727,972	898,842
Net loss attributable to non-controlling interests	291	897	17,212	2,701
Comprehensive income attributable to ordinary shareholders	2,522,818	3,397,309	5,745,184	901,543

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

				Accumulated
			Additional	(deficit)	Other	Non-	Total
	Number	Ordinary	Paid-in	/Retained	Comprehensive	controlling	(deficit)
	of shares	shares	capital	earnings	Income(loss)	interests	equity
		RMB (1)	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	287,652,707	20	4,866,756	(430,263)	3,683	—	4,440,196
Issuance of ordinary shares	5,768,093	—	—	—	—	—	—
Share-based compensation	—	—	250,428	—	—	—	250,428
Other comprehensive income	—	—	—	—	21,223	—	21,223
Net income (loss)	—	—	—	2,501,595	—	(291)	2,501,304
Contribution by non-controlling interests	—	—	—	—	—	1,579	1,579
Balance as of December 31, 2019	293,420,800	20	5,117,184	2,071,332	24,906	1,288	7,214,730
Adoption of ASC 326	—	—	—	(1,430,396)	—	—	(1,430,396)
Issuance of ordinary shares	11,032,980	1	—	—	—	—	1
Share-based compensation	—	—	301,161	—	—	—	301,161
Other comprehensive loss	—	—	—	—	(99,297)	—	(99,297)
Net income (loss)	—	—	—	3,496,606	—	(897)	3,495,709
Contribution by non-controlling interests	—	—	—	—	—	129	129
Acquisition of non-controlling interests	—	—	(939)	—	—	(8)	(947)
Balance as of December 31, 2020	304,453,780	21	5,417,406	4,137,542	(74,391)	512	9,481,090
Issuance of ordinary shares	6,033,212	1	—	—	—	—	1
Cancellation of ordinary shares	(17)	—	—	—	—	—	—
Share-based compensation	—	—	253,922	—	—	—	253,922
Dividends to shareholders	—	—	—	(276,761)	—	—	(276,761)
Other comprehensive loss	—	—	—	—	(36,541)	—	(36,541)
Net income (loss)	—	—	—	5,781,725	—	(17,212)	5,764,513
Disposal of a subsidiary	—	—	939	—	—	(554)	385
Contribution by non-controlling interests holders to a subsidiary	—	—	—	—	—	30,000	30,000
Balance as of December 31, 2021	310,486,975	22	5,672,267	9,642,506	(110,932)	12,746	15,216,609
(1)	The amount less than RMB 1 is rounded to zero.

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income	2,501,304	3,495,709	5,764,513	904,576
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and reduction in right-of-use assets	7,642	36,063	65,973	10,353
Share-based compensation	250,428	301,161	253,922	39,846
Gain on disposal of investment	—	—	(10,115)	(1,587)
Provision for loan principal, financial assets receivables and other receivables	883,447	1,248,036	1,553,970	243,852
Provision for contingent liabilities	—	4,794,127	3,078,225	483,041
Foreign exchange (gain) loss	19,461	(101,534)	(35,550)	(5,579)
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	23,762	(12,604)	(21,687)	(3,403)
Accounts receivable and contract assets	(755,132)	(512,799)	(819,931)	(128,665)
Financial assets receivable	(929,143)	(2,464,534)	(436,538)	(68,502)
Prepaid expenses and other assets	(536,940)	253,185	11,378	1,785
Security deposit prepaid to third-party guarantee companies	(137,283)	17,839	40,258	6,317
Deferred tax	(713,106)	(326,542)	647,429	101,596
Other non-current assets	(55,362)	(18,423)	(27,846)	(4,370)
Amounts due (from) to related parties	(68,138)	199,995	(776,431)	(121,839)
Guarantee liabilities	1,547,680	(1,912,852)	(2,691,248)	(422,316)
Income tax payable	624,153	171,095	(603,202)	(94,656)
Other tax payable	99,378	52,056	(13,117)	(2,058)
Land use rights, net	—	—	(1,036,178)	(162,599)
Accrued expenses and other current liabilities	206,801	88,842	897,670	140,865
Other long-term liabilities	31,184	(16,210)	(1,799)	(282)
Interest receivable/ payable	(27,061)	33,200	(49,996)	(7,845)
Net cash provided by operating activities	2,973,075	5,325,810	5,789,700	908,530
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(25,558)	(15,272)	(25,307)	(3,971)
Loans provided to related parties	—	—	(50,000)	(7,846)
Repayment of loans provided to related parties	—	—	50,000	7,846
Investment in loans receivable	(26,339,327)	(38,720,482)	(40,168,794)	(6,303,360)
Collection of investment in loans receivable	17,504,444	39,628,524	34,131,231	5,355,935
Disposal of subsidiaries and other business units, net of cash received	—	—	(1,458)	(229)
Net cash (used in) provided by investing activities	(8,860,441)	892,770	(6,064,328)	(951,625)
Cash Flows from Financing Activities:
Repayment of short term loans	(1,500,000)	(200,000)	(150,000)	(23,538)
Proceeds from short-term loans	1,700,000	186,800	364,053	57,128
Loans from Qibutianxia	300,000	—	—	—
Loans payment to Qibutianxia	(300,000)	—	—	—
Cash received from investors of the consolidated trusts	8,360,230	3,092,101	5,928,773	930,354
Cash paid to investors of the consolidated trusts	(847,534)	(6,360,483)	(4,193,425)	(658,040)
Contribution from non-controlling interests	—	129	30,000	4,708
Acquisition of non-controlling interests	—	(947)	—	—
Loans received from non-controlling interests	—	—	344,487	54,058
Loans payment to non-controlling interests	—	—	(60,168)	(9,443)
Cash received from a related party for investment	—	—	354,667	55,655
Cash repayment to a related party	—	—	(354,667)	(55,655)
Payment of IPO costs	(4,838)	—	—	—
Net cash provided by (used in) financing activities	7,707,858	(3,282,400)	2,263,720	355,227
Effect of foreign exchange rate changes	1,762	2,236	(3,411)	(536)
Net increase in cash and cash equivalents	1,822,254	2,938,416	1,985,681	311,596
Cash, cash equivalents, and restricted cash, beginning of year	2,013,596	3,835,850	6,774,266	1,063,030
Cash, cash equivalents, and restricted cash, end of year	3,835,850	6,774,266	8,759,947	1,374,626
Supplemental disclosures of cash flow information:
Income taxes paid	(557,295)	(741,490)	(1,213,913)	(190,489)
Interest paid (not including interest paid to investors of consolidated trusts)	(65,776)	(5,728)	(13,757)	(2,159)
Supplemental disclosure of significant non-cash investing and financing activities:
Payables for dividends:	—	—	276,991	43,466
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	2,108,123	4,418,416	6,116,360	959,790
Restricted cash	1,727,727	2,355,850	2,643,587	414,836
Total cash, cash equivalents, and restricted cash	3,835,850	6,774,266	8,759,947	1,374,626

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

360 DigiTech, Inc. (the “Company”, previously known as “360 Finance, Inc.”) was incorporated in Cayman Islands with limited liability on April 27, 2018. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) (collectively the “Group”) are engaged in matching borrowers with credit demand to a diversified pool of financial institutions with credit to supply through a financial technology platform.

The Company’s significant subsidiaries and its consolidated VIEs as of December 31, 2021 are as follows:

	Date of	Place of
	Incorporation	Incorporation
Subsidiaries
HK Qirui International Technology Company Limited (“HK Qirui”)	June 14, 2018	Hong Kong
Shanghai Qiyue Information & Technology Co., Ltd. (“Qiyue”)	August 7, 2018	PRC
Shanghai Qidi Information Technology Co., Ltd. (“Qidi”)	June 27, 2019	PRC
Beihai Qicheng Information & Technology Co., Ltd. (“Qicheng”)	August 6, 2019	PRC
VIEs and VIEs’ Subsidiaries
Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”)	July 25, 2016	PRC
Fuzhou 360 Online Microcredit Co., Ltd. (“Fuzhou Microcredit”)	March 30, 2017	PRC
Fuzhou 360 Financing Guarantee Co., Ltd. (“Fuzhou Guarantee”)	June 29, 2018	PRC
Shanghai 360 Financing Guarantee Co., Ltd. (“Shanghai Guarantee”)	May 20, 2019	PRC

History of the Group and reorganization under identical common ownership

The Group started its business in 2016 through Qiyu, a limited liability company in the People’s Republic of China (“PRC”). In 2018, the Company undertook a series of transactions to redomicile its business from the PRC to the Cayman Islands and established intermediary companies of HK Qirui and Qiyue (“WFOE”) for the purpose of establishing a VIE structure of the Group. The WFOE entered into VIE agreements which effectively provided control to the WFOE over the operations of the VIEs.

The VIE arrangement

PRC laws and regulations prohibit or restrict foreign control of companies involved in provision of internet content and certain finance business. To comply with these foreign ownership restrictions, the Company operates substantially all of its service through its VIEs in the PRC.

The VIEs hold leases and other assets necessary to provide services and generate the majority of the Company’s revenues. To provide the Company effective control over the VIEs and the ability to receive substantially all of the economic benefits of the VIEs, a series of contractual arrangements were entered into amongst WFOE, VIEs and their beneficial shareholders.

Agreements that were entered to provide the Company effective control over the VIEs

Powers of Attorney

Pursuant to these powers of attorney, Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd., “Qibutianxia”), the shareholder of Qiyu, authorized the WFOE or any person it designates to act as its attorney-in-fact to exercise all of its rights as a shareholder of Qiyu, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by Qibutianxia in Qiyu. The power of attorney will remain effective for the duration of the existence of Qibutianxia.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company also has some other sets of VIE contractual arrangements. The arrangements with its significant VIEs include 1) the arrangement among the WFOE, Fuzhou Guarantee and two fully owned subsidiaries of Qibutianxia, and 2) the arrangement among the WFOE, Shanghai Guarantee and two fully owned subsidiaries of Qibutianxia. These sets of the contractual agreements are substantially similar to the set with Qiyu as described above.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

In April 2021, the contractual arrangements amongst WFOE, Fuzhou Microcredit and Qibutianxia were terminated and Qibutianxia transferred all of its equity interest in Fuzhou Microcredit to Qiyu. As a result, Fuzhou Microcredit became a wholly-owned subsidiary of Qiyu. This transaction had no impact to the consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with Qiyu, Fuzhou Guarantee, Shanghai Guarantee and their shareholders, Qibutianxia, are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

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

These contractual arrangements allow the Company to effectively control Qiyu, Fuzhou Guarantee and Shanghai Guarantee, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Qiyu, Fuzhou Guarantee and Shanghai Guarantee as VIEs. Because the Company is the primary beneficiary, the Company has consolidated the financial results of the VIEs.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement - continued

Risks in relation to VIE structure – continued

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	December 31,
	2020	2021
	RMB	RMB
ASSETS
Cash and cash equivalents	3,709,740	4,605,851
Restricted cash	2,006,874	1,986,512
Security deposit prepaid to third-party guarantee companies	915,144	874,886
Funds receivable from third party payment service providers	131,464	153,151
Accounts receivable and contract assets, net	2,316,357	2,133,477
Financial assets receivable, net	3,480,605	3,806,243
Amounts due from related parties	178,791	608,924
Loans receivable, net	1,018,124	1,197,532
Prepaid expenses and other assets	202,070	235,780
Accounts receivable and contract assets, net-non current	307,937	217,298
Financial assets receivable, net-non current	645,326	597,965
Amounts due from related parties, non-current	—	121,855
Loans receivable, net-non current	50,528	1,029,545
Property and equipment, net	15,370	15,074
Land use rights, net	—	1,018,908
Intangible assets	1,802	3,972
Deferred tax assets	1,353,420	779,291
Other non-current assets	31,539	27,729
Total Assets	16,365,091	19,413,993

LIABILITIES
Accrued expenses and other current liabilities	771,562	1,820,609
Amounts due to related parties	71,562	94,057
Short term loans	105,238	150,000
Guarantee liabilities	7,724,841	8,103,225
Income tax payable	1,151,275	449,553
Other tax payable	215,906	218,017
Deferred tax liabilities	37,843	65,542
Other long-term liabilities	6,806	10,271
Total liabilities	10,085,033	10,911,274

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Net revenue	7,318,362	11,062,032	13,674,223
Net income	1,707,839	2,541,386	5,462,150

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.            ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement - continued

Risks in relation to VIE structure – continued

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Net cash provided by operating activities	2,010,741	3,715,112	5,431,654
Net cash provided by (used in) investing activities	134,286	(1,012,415)	(1,427,958)
Net cash provided by (used in) financing activities	198,242	(94,762)	359,082

The consolidated VIEs contributed 79%, 82% and 82% of the Group’s consolidated revenue for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the consolidated VIEs accounted for an aggregate of 67% and 58%, respectively, of the consolidated total assets, and 68% and 60%, respectively, of the consolidated total liabilities.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, and consolidated VIEs. All inter-company transactions and balances have been eliminated.

Consolidated Trusts

Loans funded by the funding partners in the Group’s loan facilitation business are typically disbursed to the borrowers directly from such partners. However, due to the need of certain funding partners, loans from such financial institutional partners are funded and disbursed indirectly through trusts and asset management plans (collectively the “Trusts”). Since November 2017, several Trusts were formed by third-party trust companies and asset management companies, who administer the Trusts.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In 2019, the Group received letter of approval for listing and transferring assets based securities (“ABS”) on both Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB 5 billion for each, respectively. In 2020, the Group also received letter of approval for listing and transferring assets based securities (“ABS”) on Shenzhen Stock Exchange within the issue scale of RMB 10 billion. In 2021, the Group also received letter of approval for listing and transferring assets based securities (“ABS”) on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB 8 billion and RMB 4 billion, respectively. The beneficial rights of RMB 2.3 billion, 1.7 billion and 4.7 billion in trusts were transferred to trust beneficial right asset backed special plans (the “ABS plans”) for the years ended December 31, 2019, 2020 and 2021. The ABS plans were securitized and listed on Shanghai Stock Exchange and Shenzhen Stock Exchange, with terms of one or two years. As of December 31, 2021, the Group held the whole subordinated tranche securities to provide credit enhancement and senior tranche securities with the balance of RMB 602,000 and RMB 794,380, respectively. The underlying trusts were continued to be consolidated by the Group. Senior tranche securities held by external funding partners were recorded as “payable to investors of the consolidated trusts – current” with the balance of RMB 1,765,175 and RMB 2,139,063 as of December 31, 2020 and 2021, respectively and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB 1,468,890 and RMB 3,903,597 as of December 31, 2020 and 2021, respectively on the consolidated balance sheet.

As of December 31, 2020 and 2021, the balance of delinquent loans repurchased by the Group from the consolidated trusts are RMB 831,203 and RMB 904,586, respectively. As of December 31, 2020 and 2021, the balance of performing loans upon liquidation of certain consolidated trusts repurchased by the Group from the consolidated trusts per the contracts agreed with the counterparty are RMB 17,185 and RMB 12,686, respectively.

For the years ended December 31, 2019, 2020 and 2021, the provision for loan losses of RMB 464,379, RMB 595,047 and RMB 661,402 were charged to the consolidated statements of comprehensive income, respectively. There were RMB 142,882, RMB 603,758 and RMB 1,033,228 of loans written off for the years ended December 31, 2019, 2020 and 2021, respectively.

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

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidated Trusts - continued

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2020	December 31, 2021
	RMB	RMB
ASSETS
Restricted cash	348,976	657,075
Loans receivable, net	6,447,233	8,646,950
Prepaid expenses and other assets	101,729	104,515
Loans receivable, net-noncurrent	37,157	1,829,804
Total Assets	6,935,095	11,238,344

	December 31, 2020	December 31, 2021
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	3,117,634	2,304,518
Accrued expenses and other current liabilities	9,608	5,928
Other tax payable	27,694	34,448
Payable to investors of the consolidated trusts-noncurrent	1,468,890	4,010,597
Total liabilities	4,623,826	6,355,491

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenue	1,279,203	2,089,679	1,704,267
Net income	469,825	899,010	708,908

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	382,620	(674,291)	1,329,554
Net cash (used in) provided by investing activities	(8,989,137)	1,964,538	(4,619,696)
Net cash provided by (used in) financing activities	7,512,696	(3,268,383)	1,735,348

The consolidated trusts contributed 14%, 15% and 10% of the Group’s consolidated revenue for the years ended 2019, 2020 and 2021, respectively. As of December 31, 2020 and December 31, 2021, the consolidated trusts accounted for an aggregate of 28% and 34%, respectively, of the consolidated total assets, and 31% and 35% respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

The Group believes that the assets of the consolidated trusts could only be used to settle the obligations of the consolidated trusts.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, financial assets receivable guarantee liabilities, allowance for loans receivable, allowance for uncollectible accounts receivable and contract assets, allowance for financial assets receivable, and valuation allowance for deferred tax assets.

Revenue recognition

Through its app and channel partners, the Group provides services through its facilitation of loan transactions between the borrowers and the funding partners through the use of two business models.

The first business model involves the Group providing credit driven services through facilitating loans that are guaranteed by the Group directly or through third-party guarantee companies and insurance companies (referred to as “off-balance capital heavy loans” hereafter), or providing loans through the Consolidated Trusts and Fuzhou Microcredit. In either cases, the Group ultimately bears all the credit risks when the borrowers default.

The second business model involves the Group providing platform services through facilitating loans with no or partial guarantee provided by the Group (referred to as “capital light loans” hereafter) and referral services. In these cases, the Group bears limited credit risks when the borrowers default.

The loans facilitated under both models are with terms of 1~36months (the majority are within the terms of 1~12 months) and with principal of up to RMB500.

Loan facilitation and servicing fees

The Group earns loan facilitation and service fees from both off-balance capital heavy loans and capital light loans. The Group’s services mainly consist of:

1)	Performing customer acquisition, initial credit screening and advanced risk assessment on the borrowers on its mobile platform and matching the funding partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as “Loan Facilitation Services” and;
2)	Providing collection and other repayment processing services for the funding partners over the loan term, referred to as “Post Facilitation Services”;

Based on the agreements entered into between the Group’s funding partners and borrowers, the Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the funding partner and the borrowers.

The Group charges service fees directly from financial institutional partner based on the contractual agreements. In 2019, the Group started cooperating with insurance companies to provide guarantee for the loans between the borrowers and funding partners. The Group charges guarantee fees from the borrower, including insurance premium collected on behalf of the insurance company.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition - continued

Loan facilitation and servicing fees – continued

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or not have to pay the excessive portion if the total fees are more than 36% of the origination principal on an annualized basis, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance.

For off-balance capital heavy loans, the Group enjoys a fixed rate of service fees. For capital light loans, the service fee rate the Group entitled to is subject to adjustment based on the actual default rate of the underlying loans.

Under the off-balance capital heavy loans, the Group also provides a guarantee service to its funding partners whereas in the event of default, the funding partners are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). Under the capital light model, the Group either provides no guarantee or partial guarantee service. Under the partial guarantee scenario, the Group agrees with each institutional funding partner a fixed upper limit of guarantee amount the Group is liable of. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the institutional funding partner.

The Group recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group determines that both the funding partners and the borrowers are its customers because they both receive services provided by the Group pursuant to the contractual terms among the Group, the borrowers and the funding partners. For each loan facilitated on the platform, the Group considers the loan facilitation service, post facilitation service and guarantee service (not applicable for arrangements where the Group does not provide guarantee service) as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Group is released from the underlying risk. Starting from 2020, the Group recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to “revenue from releasing of guarantee liabilities” over the term of the guarantee (see accounting policy for Guarantee Liabilities).While the post- facilitation service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post- facilitation service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Loan facilitation and servicing fees - continued

The Group determines the total transaction price to be the service fees chargeable from the borrowers or the funding partners. The Group’s transaction price includes variable considerations in the form of prepayment risk of the borrowers and service fee allocation rate under capital light model under certain agreements. The Group estimates the prepayment risk of borrowers using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The service fee allocated to the Group under capital light model would be fluctuated along with the actual default rate of the loans facilitated. The Group uses the service fee allocation rate applicable to the estimated default rate of the underlying loans. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.

The Group first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post facilitation services using their relative standalone selling prices consistent with the guidance in ASC 606. The Group does not have observable standalone selling price information for the loan facilitation services or post facilitation services because it does not provide loan facilitation services or post facilitation services on a standalone basis. There is no direct observable standalone selling price for similar services in the market reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post facilitation services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the funding partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post facilitation services are recognized on a straight-line basis over the term of the underlying loans as the post- facilitation services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the funding partners.

Revenue from releasing of guarantee liabilities

Prior to 2020, guarantee liabilities were reduced by repayments for defaults and only the remaining balance at the expiry of the guarantee term was recognized as revenues from guarantee services. With the adoption of ASC 326 in 2020, the stand-ready guarantee liabilities are released into guarantee revenue over the term of the guarantee (see accounting policy for Guarantee Liabilities). For the years ended December 2019, 2020 and 2021, revenue from guarantee liabilities were RMB 285,407, RMB 4,506,935 and RMB 5,583,135, respectively.

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

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Referral service fees

The Group provides the referral services to other platforms, by referring to them the borrowers who have not passed the Group’s credit assessment. Specifically, the Group receives a fixed rate of referral fee from the platforms once the borrowers are accepted by the other funding providers on those platforms. The revenue is recognized once the referral is completed as confirmed by those platforms.

The Group provides the referral services to the financial institutional partner also through the Group’s Intelligence Credit Engine platform, by matching the borrowers and the financial institutional partner. For loans originated through the platform, the Group charges the financial institutional partner a fixed rate of service fees. The revenue is recognized upon receipt of confirmation by the financial institutional partner of loan facilitation at which time the referral service is deemed completed.

For the years ended December 31, 2019, 2020 and 2021, RMB 375,551, RMB 265,300 and RMB 620,317 were generated from the referral service, respectively.

Other service fees

Other service fees mainly pertain to the revenue from late fees from borrowers under off-balance capital heavy loans and capital light loans.

The following table presents the disaggregation of revenue for the years ended December 31, 2019, 2020 and 2021:

	Year ended	Year ended	Year ended	Year ended
	December	December	December	December
	31, 2019	31, 2020	31, 2021	31, 2021
	RMB	RMB	RMB	USD
Credit driven services	8,013,391	11,403,675	10,189,167	1,598,902
Loan facilitation and servicing fees-capital heavy	6,273,131	4,596,555	2,326,027	365,004
Revenue from loan facilitation services	4,396,300	3,160,457	1,399,310	219,582
Revenue from post-facilitation services	1,876,831	1,436,098	926,717	145,422
Financing income	1,309,616	2,184,180	2,184,128	342,737
Revenue from releasing of guarantee liabilities	285,407	4,506,935	5,583,135	876,116
Other services fees	145,237	116,005	95,877	15,045
Platform services	1,206,456	2,160,279	6,446,478	1,011,593
Loan facilitation and servicing fees-capital light	814,581	1,826,654	5,677,941	890,993
Revenue from loan facilitation services	672,982	1,416,715	4,484,632	703,737
Revenue from post-facilitation services	141,599	409,939	1,193,309	187,256
Referral services fees	375,551	265,300	620,317	97,341
Other services fees	16,324	68,325	148,220	23,259
Total net revenue	9,219,847	13,563,954	16,635,645	2,610,495

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Accounts receivable and Contract Assets, net

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded for the monthly service fees allocated to loan facilitation service that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation service. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or do not have to pay the excessive portion if the total fees are more than 36% of the origination principal on an annualized basis, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service.

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

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2020 and 2021 are RMB 1,195,945 and RMB 1,637,484, respectively, all of which pertain to post- facilitation service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 88% and 88% of the remaining performance obligations as of December 31, 2020 and 2021 respectively, with the remainder recognized thereafter.

The Group determines that acquisition cost paid for financial institutional partner based on the amount of loans facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Revenue recognized for year ended December 31, 2019 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial, and for year ended December 31, 2020 and 2021 was RMB 73,394 and RMB 210,818, respectively.

The Group is subject to value-added tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB 547,344, RMB 795,388 and RMB 995,060, respectively, for the years ended December 31, 2019, 2020 and 2021.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for credit losses

On January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model).

The Group’s financial assets subject to the CECL model mainly include: loans receivable, accounts receivable, contract assets and financial assets receivable, and the allowance for these financial assets is driven by estimated default rate of underlying loans. The Group does not assign internal risk ratings to loans facilitated as they are of small balance and homogeneous. The Group estimates the default rate of loans on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by specific risks for loans within each vintage, correlated industrial and macro-economic factors, and other pertinent information such as CPI and delinquent loan collection rate in assessing future performance of the loan portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible.

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

Other financial receivables subject to the CECL model mainly include security deposit prepaid to third party guarantee companies, funds receivable from third party payment service providers, receivables from related parties, and security deposit paid to insurance companies, which are of short term and shows no historical default record. The Group determines no allowance is needed for these receivables, except for receivables from related parties as funding partners, which are based on the estimated default rate of underlying loans as discussed above.

The adoption of ASC 326 also requires the Group to record financial guarantee on a gross basis. As such, the Group recognized a separate contingent guarantee liability with an allowance for credit losses following the CECL model at the inception of loans facilitated with guarantee services provided (see accounting policy for Guarantee Liabilities). The allowance is an estimate of future net-payout by the Group upon borrowers’ default, which is ultimately based on the same estimated default rate of loans facilitated as discussed above.

Cash and cash equivalents

Cash and cash equivalents mainly consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents:

(i)	Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2020 and 2021, the amount of restricted cash related to deposit to the funding banks is RMB 2,006,874 and RMB 1,986,512, respectively.
(ii)	Cash held by the trusts and assets management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement. The trusts have a maximum operating period of two years. The cash in the trusts is not available to fund the general liquidity needs of the Group.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Security deposit prepaid to third-party guarantee companies

Security deposit prepaid to third-party guarantee companies mainly represents deposit prepaid to licensed third-party vendors the Group cooperates with to provide guarantee to secure timely loan repayment for funding partners.

Funds receivable from third party payment service providers

The Group opened accounts with third party online payment service providers to collect and transfer the loan funds and interest to financial institutional partner or borrowers. The Group also uses such accounts to collect the transaction fee and service fee, and repay and collect the default loan principal and interest. The balance of funds receivable from third party payment service providers mainly includes

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

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

As of December 31, 2021, the Group’s long-term financial instruments that are not reported at fair value on balance sheet include loans receivable, payable to investors of the consolidated trusts, accounts receivable and contract assets and financial assets receivable. Fair values of these financial instruments are estimated using a discounted cash flow model based on contractual cash flows. The fair values of loans receivable, accounts receivable and contract assets, financial assets receivable are classified as Level 3 fair value measurement due to the significant unobservable inputs concerning the estimation of default rate. The fair value of payable to investors of the consolidated trusts is classified as Level 2 fair value measurement.

As of December 31, 2021, the differences between fair values and carrying amount for loans receivable and payable to investors are due to the discount factor or interests in future periods, and the fair value approximates the carrying amount. For accounts receivable and contract assets, financial assets receivable, the differences are due to the discount factor solely and the fair value approximates the carrying amount.

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

Gains and losses from the disposal of furniture and equipment are recognized in the consolidated statements of operations.

Depreciation expense on property and equipment for the years ended December 31, 2019, 2020 and 2021 were RMB 6,837, RMB 10,439 and RMB 13,483, respectively.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Land use rights, net

Land use rights represent lease prepayments to the local government authorities and are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement, which is 50 years. Under ASC 842, land use rights were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights, net” in the Group’s consolidated balance sheets.

Guarantee liabilities

For the loans facilitated through the loan facilitation business, the Group provides a guarantee service to its financial institutional partner whereas in the event of default, the funding partners are entitled to receive unpaid interest and principal from the Group. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled.

From February 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, the Group began to involve third-party licensed vendors including financing guarantee companies and insurance companies to provide guarantee for new loans facilitated for certain financial institutional partner. Under the cooperation with financing guarantee companies, these guarantee companies initially reimburses the loan principal and interest to the funding partners upon borrower’s default. Although the Group does not have direct contractual obligation to the funding partners for defaulted principal and interest, the Group provides back to back guarantee to the licensed guarantee companies. As agreed in the back to back guarantee contract, the Group would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Under the cooperation with insurance companies, the Company is obligated to provide funding in the form of security deposit with the insurance companies which is used to compensate the funding partners for borrowers’ default. Given that the Group effectively takes on all of the credit risk of the borrowers, the Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460.

Under capital light model, in the condition of no guarantee service provided, the Group does not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the years ended December 31, 2020 and 2021.

At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand ready liability upon expiration of the underlying loan, the Group records a corresponding amount as “Revenue from releasing of guarantee liabilities” in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of expense on guarantee liabilities in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Guarantee liabilities - continued

On January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers’ default. Allowance for credit losses under CECL model was included in “Provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out. Upon adoption, the Group recognized the cumulative effect of approximately RMB1.43 billion as a decrease to the opening balances of retained earnings, as of January 1, 2020, net of tax effect.

The following table sets forth the cumulative effect of the changes on the Group’s consolidated balance sheet as of January 1, 2020 due to the adoption of ASC 326:

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

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated income statement. About adoption of ASC 326, see accounting policy of “Allowance for credit losses”. Impairment losses of RMB 150,940, RMB 285,720 and RMB 243,139 were recorded in the consolidated statements of operations during the years ended December 31, 2019, 2020 and 2021.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Facilitation and origination expense includes expense related to the Group’s borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB 14.7 million, RMB 13.1 million and RMB 23.9 million of cash reward for the years ended December 31, 2019, 2020 and 2021, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, the advertising and marketing related expenses were RMB 2,725,812, RMB 859,386 and RMB 1,803,243, respectively.

Funding costs

Funding cost consists of interest expense the Group pays to funding partners of the Consolidated Trusts and the asset backed securities, trust issuance and costs incurred by the trusts.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received. The government grants received by the Group is RMB 128,147, RMB 74,449 and RMB 17,783 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes - continued

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2020 and 2021.

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

Certain risks and concentrations

As of December 31, 2019, 2020 and 2021, substantially all of the Group’s cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC, which management considers to be of high credit quality.

Detail of the major funding partners that account for 10% or more of total revenues for the years ended December 31, 2019, 2020 and 2021 are as follows:

	the years ended December 31
funding partners	2019	2020	2021
A		*	16.4%
B		*	14.3%
C	11.3%	10.8%	*
D	15.7%	10.2%	*
E	10.6%

Share-based compensation

Share-based payment transactions with employees, such as stock options and restricted shares, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of operations over the period during which the employee is required to perform service in exchange for the award. The Group has elected to account for forfeitures as they occur.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”).The Group’s operations are principally conducted through the companies located in the PRC where the RMB is the functional currency. The functional currency of the other major entities incorporated outside of PRC is the United States dollar (“USD”).

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than functional currency are translated into functional currency at the exchange rates prevailing at the balance sheet date. Transactions in currencies other than functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are included in earnings as foreign exchange gain (loss) .

The consolidated financial statements of the Group are translated from the functional currency into reporting currency. Assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated at the appropriate historical rates. Revenues, expenses, gains and losses are translated using the periodic average exchange rates. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB 71,433, RMB 72,632 and RMB 146,426 for the years ended December 31, 2019, 2020 and 2021, respectively.

Income per share

Basic income per ordinary share is computed by dividing net income attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period assuming the ordinary shares were issued and outstanding from the earliest period presented.

Diluted income per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had restricted shares and share options, which could potentially dilute basic earnings per share in the future.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Dividends

Dividends of the Company are recognized when declared.

Segment reporting

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

Substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Operating leases

The Group accounts for operating leases in accordance with ASC 842, Leases (“ASC 842”) after the adoption on January 1, 2019. The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset the Group does not own. As part of the lease agreements, the Group may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise those options. Right of use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are initially measured based on the lease liability, adjusted for any initial direct costs, any lease payments made prior to lease commencement and for any lease incentives, and are included in other assets (long term) on the Group’s consolidated balance sheets. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date, and are included in accrued expenses and other current liabilities (short term) and other long-term liabilities on the Group’s consolidated balance sheets. The discount rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate, because the interest rate implicit in most of the Group’s leases is not readily determinable. The Group’s incremental borrowing rate represents the rate would be incurred to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. Operating lease expense is recorded on a straight-line basis over the lease term. The Company does not possess any leases that have variable lease payments or residual value guarantees.

Recent accounting pronouncements

Recently Adopted Accounting Guidance

In December 2019, the FASB issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The new standard was adopted by the Company on January 1, 2021 and did not have a material effect on the Company’s consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

No new accounting pronouncements issued but not yet adopted are expected to have a material impact on the Company’s consolidated financial statements.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.            ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The Group’s accounts receivable as of December 31, 2020 and 2021 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2020	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	151,004	(17,462)	133,542
Accounts receivable from post facilitation service	21,170	(3,958)	17,212
Accounts receivable from referral services	12,180	(1,836)	10,344
Total	184,354	(23,256)	161,098

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2021	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	502	(375)	127
Accounts receivable from post facilitation service	5,825	(1,683)	4,142
Accounts receivable from referral services	10,797	—	10,797
Total	17,124	(2,058)	15,066

The movement of allowance for uncollectible accounts receivables for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2019	provision	year	2019
Accounts receivable from loan facilitation service	77,152	171,602	(64,329)	184,425
Accounts receivable from post facilitation service	4,184	12,779	(16,690)	273
Total	81,336	184,381	(81,019)	184,698

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2020	provision	year	2020
Accounts receivable from loan facilitation service	184,425	(102,832)	(64,131)	17,462
Accounts receivable from post facilitation service	273	33,241	(29,556)	3,958
Accounts receivable from referral services	—	1,836	—	1,836
Total	184,698	(67,755)	(93,687)	23,256

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2021	provision	year	2021
Accounts receivable from loan facilitation service	17,462	(11,309)	(5,778)	375
Accounts receivable from post facilitation service	3,958	1,732	(4,007)	1,683
Accounts receivable from referral services	1,836	—	(1,836)	—
Total	23,256	(9,577)	(11,621)	2,058

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET - continued

The Group’s contract assets as of December 31, 2020 and 2021 are as follows:

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2020	Contract assets	Contract assets	net
Contract assets from loan facilitation service	2,714,861	(222,526)	2,492,335
Contract assets from post facilitation service	29,259	(10,045)	19,214
Contract assets from referral services	29,818	—	29,818
Total	2,773,938	(232,571)	2,541,367

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2021	Contract assets	Contract assets	net
Contract assets from loan facilitation service	3,097,872	(287,397)	2,810,475
Contract assets from post facilitation service	282,767	(26,457)	256,310
Contract assets from referral services	238,877	—	238,877
Total	3,619,516	(313,854)	3,305,662

The movement of allowance for uncollectible contract assets for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2019	provision	year	2019
Contract assets from loan facilitation service	758	8,895	(2,991)	6,662
Contract assets from post facilitation service	421	1,728	(1,918)	231
Total	1,179	10,623	(4,909)	6,893

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2020	provision	year	2020
Contract assets from loan facilitation service	6,662	220,582	(4,718)	222,526
Contract assets from post facilitation service	231	11,217	(1,403)	10,045
Total	6,893	231,799	(6,121)	232,571

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2021	provision	year	2021
Contract assets from loan facilitation service	222,526	157,708	(92,837)	287,397
Contract assets from post facilitation service	10,045	52,379	(35,967)	26,457
Total	232,571	210,087	(128,804)	313,854

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET - continued

The Group’s accounts receivable and contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2020 and 2021 are as follows:

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2020	assets	and contract assets	Assets, net

Accounts receivable from loan facilitation service	—	—	—
Accounts receivable from post facilitation service	—	—	—
Accounts receivable from referral services	1,004	—	1,004
Contract assets from loan facilitation service	82,528	(8,072)	74,456
Contract assets from post facilitation service	951	(227)	724
Total	84,483	(8,299)	76,184

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2021	assets	and contract assets	Assets, net

Accounts receivable from loan facilitation service	—	—	—
Accounts receivable from post facilitation service	—	—	—
Accounts receivable from referral services	—	—	—
Contract assets from loan facilitation service	953,846	(120,208)	833,638
Contract assets from post facilitation service	5,178	(1,809)	3,369
Total	959,024	(122,017)	837,007

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET - continued

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the year ended December 31, 2020 and 2021 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2020	provision	year	2020

Accounts receivable from loan facilitation service	9,648	30,215	(39,863)	—
Accounts receivable from post facilitation service	481	14,533	(15,014)	—
Contract assets from loan facilitation service	2,062	22,683	(16,673)	8,072
Contract assets from post facilitation service	144	7,639	(7,556)	227
Total	12,335	75,070	(79,106)	8,299

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2021	provision	year	2021

Accounts receivable from loan facilitation service	—	—	—	—
Accounts receivable from post facilitation service	—	—	—	—
Contract assets from loan facilitation service	8,072	117,613	(5,477)	120,208
Contract assets from post facilitation service	227	6,482	(4,900)	1,809
Total	8,299	124,095	(10,377)	122,017

The principal of accounts receivable and contract assets by year of origination:

	2021	2020	2019	Total
As of December 31, 2021
Loan facilitation service	2,708,137	390,236	—	3,098,373
Post facilitation service	249,726	38,867	—	288,593
Referral Service	249,674	—	—	249,674
Total	3,207,537	429,103	—	3,636,640

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.           FINANCIAL ASSETS RECEIVABLE

The Group’s financial assets receivable as of December 31, 2020 and 2021 are as follows:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Financial assets receivable	4,601,642	4,897,854
Allowance for uncollectible receivables	(390,834)	(493,646)
Financial assets receivable, net	4,210,808	4,404,208

The movement of financial assets receivable for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Balance at beginning of year	1,250,277	2,142,627	4,601,642
Adoption of ASC 326	—	117,321	—
Addition in the current year	3,650,311	6,885,976	6,626,322
Collection in the current year	(2,721,168)	(4,478,593)	(6,189,783)
Write-off	(36,793)	(65,689)	(140,327)
Balance at end of year	2,142,627	4,601,642	4,897,854

The movement of allowance for uncollectible receivables for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Balance at beginning of year	56,656	170,803	390,834
Current year net provision	150,940	285,720	243,139
Write-off	(36,793)	(65,689)	(140,327)
Balance at end of year	170,803	390,834	493,646

The Group’s financial assets receivable generated from related parties and recorded in amounts due from related parties as of December 31, 2020 and 2021 are as follows:

	December 31,	December 31,
	2020	2021
	RMB	RMB

Financial assets receivable	3,149	—
Allowance for uncollectible receivables	(2,033)	—
Financial assets receivable, net	1,116	—

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.           FINANCIAL ASSETS RECEIVABLE - continued

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2020 and 2021 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2020	2021
	RMB	RMB

Balance at beginning of year	130,765	3,149
Addition in the current year	35,151	—
Collection in the current year	(124,830)	(309)
Write-off	(37,937)	(2,840)
Balance at end of year	3,149	—

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2020 and 2021 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2020	2021
	RMB	RMB

Balance at beginning of year	13,633	2,033
Current year net provision	26,337	807
Write-off	(37,937)	(2,840)
Balance at end of year	2,033	—

The following table summarizes the aging of the Group’s financial assets receivable.

		31-60	over 60		Total
	0-30 days	days	days		financial
	past	past	past		assets
	due	due	due	Current	receivable
December 31, 2020	15,673	9,572	—	4,576,397	4,601,642
December 31, 2021	15,594	12,038	—	4,870,222	4,897,854

The principal of financial assets receivable by year of origination :

	2021	2020	2019	Total

December 31, 2021	4,078,249	819,605	—	4,897,854

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

5.           LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Loans receivable	8,010,081	13,652,723
Less allowance for loan losses	(421,767)	(948,893)
Loans receivable, net	7,588,314	12,703,830

As of December 31, 2020 and 2021, the accrued interest receivables are RMB 87,278 and RMB 86,144 ( net of allowance RMB 3,200 and RMB 5,987, respectively ), which is recorded under loans receivable.

The following table presents the aging of loans as of December 31, 2020 and 2021:

	0-30 days	31-60 days	over 60 days	Total amount
	past due	past due	past due	past due	Current	Total loans
December 31, 2020 (RMB)	43,766	32,038	—	75,804	7,934,277	8,010,081
December 31, 2021 (RMB)	113,771	87,171	—	200,942	13,451,781	13,652,723

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days in 2021 (60 days in 2020). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the years ended December 31, 2019, 2020 and 2021, the Group has charged off loans receivable of RMB 162 million, RMB 637 million and RMB 475 million, respectively.

Movement of allowance for loan losses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of year	25,895	351,639	421,767
Provision for loan losses	486,991	698,701	965,419
Gross write-off	(161,976)	(636,766)	(475,352)
Recoveries	729	8,193	37,059
Balance at end of year	351,639	421,767	948,893

The Group’s nonaccrual loans are nil as of December 31, 2019 and 2020.

The principal of loans receivable as of December 31, 2021 by year of origination is as follows:

	2021	2020	Total loans

Loans receivable	13,614,369	38,354	13,652,723

The principal of loans receivable as of December 31, 2020 by year of origination is as follows:

	2020	2019	Total loans
Loans receivable	7,987,657	22,424	8,010,081

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

6.           LAND USE RIGHTS, NET

Land use rights represent acquired right to use the parcel of land on which the Group’s regional headquarters and affiliated industrial park stand. In 2021, the Group acquired the land use rights in Shanghai from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows:

Year ended
December 31,
2021
RMB

Cost	1,036,178
Accumulated amortization	(17,270)
Land use rights, net	1,018,908

The total amortization expense for the year ended December 31, 2021 amounted to RMB17,270.

7.            SHORT-TERM LOANS

Short-term loans as of December 31, 2021 represents bank borrowings of USD 38,850 and RMB 150,000 obtained from domestic commercial banks. The short-term loan of USD 38,850 bears interest rates of London InterBank Offered Rate (“LIBOR”) plus 300bps for the year ended December 31, 2021. The loan of RMB 150,000 applying a fixed rate . The weighted average interest rate for the outstanding borrowings as of December 31, 2020 and 2021 was 3.65% and 3.46%, respectively. There are no financial covenants associated with such loans.

8.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	December 31,
	2020	2021
	RMB	RMB

User traffic direction fees	201,041	472,269
Payable to funding partners (1)	163,234	422,423
Accrued payroll and welfare	144,784	409,216
Payable for third-party service fee	196,718	298,411
Payable to shareholder of non-controlling interests (2)	—	296,617
Dividend payable(3)	—	276,991
Lease liability	28,528	25,779
Others	75,456	56,623
Total	809,761	2,258,329
(1)Payable to funding partners mainly include amounts collected from the borrowers but have not been transferred to the funding partners due to holiday breaks.
(2)Payable to shareholder of non-controlling interests mainly includes loans from non-controlling shareholder of Shanghai Changfeng Investment (Group) Co., Ltd.( “Changfeng”) to acquire land use right.
(3)All dividends has been paid in January 2022.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.            GUARANTEE LIABILITIES

The movement of guarantee liabilities during 2020 and 2021 is as follows:

Guarantee liabilities-stand ready

RMB
As of January 1, 2020	2,148,402
Provision at the inception of new loans	6,921,127
Released into revenue	(4,896,032)
As of December 31, 2020	4,173,497

As of January 1, 2021	4,173,497
Provision at the inception of new loans	6,626,322
Released into revenue	(5,981,675)
As of December 31, 2021	4,818,144

Guarantee liabilities-contingent

RMB
As of January 1, 2020	2,687,275
Provision for contingent liabilities	4,794,127
Net payout (1)	(3,937,948)
As of December 31, 2020	3,543,454

As of January 1, 2021	3,543,454
Provision for contingent liabilities	3,078,224
Net payout (1)	(3,336,597)
As of December 31, 2021	3,285,081
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding loans subject to guarantee:

		31-60	61-90	Over 90
	0-30 days	days	days	days
	past	past	past	past
	due	due	due	due	Current	Total loans

December 31, 2020 (RMB):	355,252	158,048	68,919	—	55,019,645	55,601,864
December 31, 2021 (RMB):	446,780	235,769	57,526	—	49,117,630	49,857,705

As of December 31, 2020 and 2021, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB 55,601,864 and RMB 49,857,705, respectively. The approximate term of guarantee compensation service ranged from 1 month to 24 months and 1 month to 36 months, as of December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the contractual amounts of the outstanding loans (excluding loans that are written off) not subject to guarantee by the Group were estimated to be RMB 2,402,825and RMB 3,129,264, respectively.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.          RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2019, 2020 and 2021:

Name of related parties	Relationship with the group
360 Security Technology Inc. (“360 Group”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifutong Technology Co., Ltd. (“Qifutong”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Shanghai Qibutianxia Technology Co., Ltd. (“Qibutianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Co.,Ltd. (“Jinshang”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Xixian New Area Financial Asset Exchange Co., Ltd (“Xixian”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifei Xiangyi Consultation Co., Ltd (“ Beijing Qifei”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Hangzhou Qifei Huachuang Technology Co, Ltd (“ Hangzhou Qifei ”)	Investee of the Group
Shanghai Jiehu Internet Technology Co., Ltd. (“Shanghai Jiehu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Tianjin Yujie Technology Co., Ltd. (Yujie)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Hongying Information Technology Co., Ltd. (“Hongying”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Shareholders	Shareholders of the Group
Others	Entities controlled by Mr. Zhou, the Chairman of the Group

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.          RELATED PARTY BALANCES AND TRANSACTIONS - continued

The Group entered into the following transactions with its related parties:

For the years ended December 31, 2019, 2020 and 2021, services provided by the related parties were RMB 129,061, RMB 143,881 and RMB 523,054, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Referral service fee charged by Yujie	—	15,152	347,585
Bandwidth service fee charged by Qihu	46,191	80,514	108,743
Brand fees charged by Qihu	—	—	23,585
Referral service fee charged by Qihu	47,640	24,507	19,789
Rental expenses charged by Beijing Qifei	5,074	7,137	—
Rental expenses charged by Hongying	—	—	11,899
Corporate expenses allocated from Qibutianxia	3,230	11,321	7,075
Labor cost charged by Xixian	10,657	2,130	—
Referral service fee charged by Qifutong	7,905	—	—
Others	8,364	3,120	4,378
Total	129,061	143,881	523,054

For the years ended December 31, 2019, 2020 and 2021, services provided to the related parties were RMB 1,037,480, RMB 346,378 and RMB 2,178,561, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Referral service fee charged from Qicaitianxia	197,018	3,558	—
Loan facilitation services fee charged from Kincheng	—	15,254	1,574,456
Loan facilitation services fee charged from Jinshang	59,871	150,515	219,513
Loan facilitation services fee charged from Beijing Zixuan	517,776	47,516	37
Post-facilitation services fee charged from Kincheng	—	433	297,489
Post-facilitation services fee charged from Jinshang	43,497	48,094	69,398
Post-facilitation services fee charged from Beijing Zixuan	215,019	74,417	56
Others	4,299	6,591	17,612
Total	1,037,480	346,378	2,178,561

Beijing Zixuan is the subsidiary of Qibutianxia which is ultimately controlled by Mr. Zhou. Beijing Zixuan runs a P2P platform, referring individual investors as the financial institutional partner to the Group’s platform. Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. Kincheng is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. The Group collected service fees from Beijing Zixuan, Jinshang and Kincheng.The amounts from Beijing Zixuan, Jinshang and Kincheng represent the loan facilitation service and post- facilitation service fees charged from them.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.         RELATED PARTY BALANCES AND TRANSACTIONS - continued

As of December 31, 2020 and 2021, amounts due from related parties were RMB 193,305 and RMB 978,175, respectively, and details are as follows:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Kincheng	13,505	771,335
Jinshang	158,655	194,123
Shareholders(1)	11,100	10,158
Beijing Zixuan	5,608	—
Others	4,437	2,559
Total	193,305	978,175
(1)	The balance as of December 31, 2021 represents the ADS registration fees incurred on behalf of certain shareholders that are to be reimbursed from them.

As of December 31, 2020 and 2021, amounts due to related parties were RMB 71,562 and RMB 214,057 respectively, and details are as follows:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Qibutianxia	13,656	9,156
Qihu	24,624	144,999
Yujie	16,061	30,165
Others	17,221	29,737
Total	71,562	214,057

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. The amounts of loans under such arrangement are RMB 19,346,618 and RMB 11,803,492 as of December 31, 2020 and 2021 respectively.

In September 2020, Beijing Qifei transferred to the Group part of its interest in Hangzhou Qifei, a joint venture company established by Beijing Qifei and an independent third party. After the transfer, Beijing Qifei and the Group hold 26% and 25% of the equity interest in the investee, respectively. As part of the arrangement, the Group is responsible to assist Hangzhou Qifei in meeting certain performance targets but is not obligated to fund the loss of the investee. The Group accounted for the equity investment using alternative measurement, and the carrying amount as of December 31, 2020 and 2021 was nil, respectively.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.         RELATED PARTY BALANCES AND TRANSACTIONS - continued

In October 2020, the Group established a joint venture company, Shanghai 360 Changfeng Technology, Co.,Ltd. (“360 Changfeng”) in Shanghai, China through Qiyu together with Shanghai Jiehu and an independent third party, Changfeng, to develop and build regional headquarter and the affiliated industrial park in Shanghai. Changfeng, Shanghai Jiehu and the Group each holds 30%, 30% and 40% of the equity interests of the joint venture, respectively.

In December 2021, the Group acquired the 30% equity interest held by Shanghai Jiehu and became the controlling shareholder of 360 Changfeng. The transaction is a business acquisition under common control and has been retrospectively reflected in the consolidated financial statements of the Company for all periods presented. The impact to prior year financials was inconsequential.

Pursuant to the joint venture agreement, the shareholders will contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership.

As of December 31, 2020, no capital contribution was made and carrying amount of the investment was zero. As of December 31, 2021, shareholders of the joint venture company have invested a total of RMB1.0 billion, of which RMB0.3 billion was funded by the non-controlling shareholder

11.          INCOME TAXES

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Qiyu received its “high and new technology enterprises” status in 2018 and renewed it in 2021 and was entitled for a preferential income tax rate of 15% from 2018 to 2023. In November 2020, Qiyue received its “high and new technology enterprises” status and was entitled to a reduced EIT rate of 15% from 2020 to 2022. From August 2019, Qicheng benefits from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China. The 40% of the EIT payables of Qicheng could be further reduced as it is located in Autonomous Region of China. From 2021, two of the Company’s subsidiaries benefit from a preferential tax rate of 15% as they are registered in Hainan and engaged in encouraged business activities.

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

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.          INCOME TAXES - continued

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax	1,179,089	1,355,651	1,053,979
Deferred tax	(713,106)	(769,615)	204,217
Total	465,983	586,036	1,258,196

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income before income tax benefit	2,967,287	4,081,745	7,022,709
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	741,822	1,020,436	1,755,677
Effect of different tax rate of subsidiary operation in other jurisdiction	3,875	3,728	11,708
Effect of non-deductible expenses	63,070	75,881	64,841
Effect of preferential tax rate and tax exemption	(202,095)	(452,033)	(487,655)
Effect of enacted tax rate change of deferred tax assets/liabilities	(95,048)	248	1,125
Effect of research and development super-deduction	(47,846)	(69,802)	(106,515)
Effect of valuation allowance movement of deferred tax assets	2,205	7,578	19,015
Income tax expense	465,983	586,036	1,258,196

The effect of the preferential tax rates on the income per share is as follows:

	Years Ended December 31,
	(Amounts in Thousands Except Per Share Data)
	2019	2020	2021
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	297,143	451,785	486,530
Income per share effect-basic	1.03	1.51	1.58
Income per share effect-diluted	0.99	1.47	1.51

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.          INCOME TAXES – continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Guarantee liabilities	1,628,214	1,263,699
Provision for accounts receivable and contract assets and financial assets receivable	34,889	34,889
Provision for loan losses	186,462	330,684
Depreciation of land use rights	—	14,162
Net operating loss carry forwards	22,785	37,376
Gross deferred tax assets	1,872,350	1,680,810
Valuation allowance on deferred tax assets	(9,783)	(28,798)
Total deferred tax assets	1,862,567	1,652,012
Uncollected revenues	(501,848)	(938,721)
Total deferred tax liabilities	(501,848)	(938,721)
Net deferred tax assets	1,360,719	713,291

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, as of December 31, 2020 and 2021, the Group recorded an allowance of RMB 9,783 and RMB 28,798 respectively for deferred tax assets which are not more likely than not to be realized.

As of December 31, 2021, the Group had net operating loss carryforwards in PRC entities of RMB 110,338, which will expire from 2023 to 2026.

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

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.          INCOME TAXES – continued

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries that are available for distribution was RMB 5,964,686 and RMB 13,225,574 as of December 31, 2020 and 2021, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2020 and 2021.

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

12.         SHARE-BASED COMPENSATION

Share incentive plan

In May 2018, the shareholders and board of directors of the Company adopted the Share Incentive Plan (the “2018 plan”) for the granting of share options and restricted shares to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service. Under the 2018 plan, the maximum aggregate number of shares which may be issued is 25,336,096 ordinary shares, plus an annual increase equal to 1.0% of the total number of the then issued and outstanding shares. The share options expire 10 years from the date of grant.

The Company’s board of directors and shareholders approved the 2019 Share Incentive Plan (the “2019 Plan”) and amended it in August 2020, for the granting of share options and restricted shares to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service. Under the 2019 plan, the maximum aggregate number of shares which may be issued is 17,547,567 ordinary shares, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 or such fewer amount as determined by the board of directors. The share options and restricted shares expire 10 years from the date of grant.

Stock options

On May 20 and November 20, 2018, and May 20, 2020, and November 20, 2021 the Company granted 24,627,493, 690,023, 3,514 and 2,400 stock options, respectively, with an exercises price of US$0.00001 per share to certain employees, directors and officers. The stock options shall vest over a period from immediate to 4 years. The grant date fair value per option was RMB 48.64, RMB 60.77 and RMB 64.46, respectively.

On November 2021, the compensation committee of the board of directors of the Company approved to convert the form of 10,264,366 outstanding restricted shares into stock options to purchase the same number of shares as represented by the restricted share with an exercises price of US$0.00001 per share. This conversion did not affect the fair value of the awards immediately before and after the modification as the exercise price is nominal. In addition, there were no other changes to the awards including the vesting conditions and classification. Accordingly, modification accounting is not required and the cost will continue to be recognized based on the grant-date fair-value-based measure.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.          SHARE-BASED COMPENSATION – continued

Share incentive plan - continued

Stock options - continued

The Group used the Black-Scholes option pricing model to estimate the fair value of options granted, with the following assumptions used.

Year ended,
December 31, 2021
RMB
Risk-free rate of interest	2.76%
Estimated volatility rate	67.27%
Dividend yield	5.10%
Expected life (years)	5.00
Exercise price	USD 0.00001

The risk-free rate of interest is based on the yield to maturity of China government bonds with a maturity period close to the expected term of the options. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical share price volatility of comparable companies over a period comparable to the expected term of the options. The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options. The Group did not have sufficient historical share option exercise experience, it estimated the expected term average based on a consideration of factors including contractual term and vesting period. The closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

A summary of option activity during period from January 1, 2021 to December 31, 2021 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contract Life	Intrinsic Value
		USD	Years	RMB
Options outstanding at January 1, 2021	7,611,387	0.00001	6.20	292,734
Options granted in 2021	2,400	0.00001	9.64	175
Options converted in 2021	10,264,366	0.00001	8.89	749,915
Options forfeited in 2021	(348,236)	0.00001	5.84	(25,442)
Options exercised in 2021	(4,584,580)	0.00001	4.94	(334,949)
Options outstanding at December 31, 2021	12,945,337	0.00001	8.03	945,786
Options exercisable at December 31, 2021	4,051,903	0.00001	7.01	296,032
Options vested or expected to be vested at December 31, 2021	12,945,337	0.00001	8.03	945,786

As of December 31, 2021, there was RMB 288,945 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 1.43 years.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.          SHARE-BASED COMPENSATION – continued

Restricted Shares

A summary of the restricted shares for the year ended December 31, 2021 was stated below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value
Outstanding at January 1, 2021	16,321,820	40.07
Granted	3,102,418	68.45
Converted	(10,264,366)	40.84
Forfeited	(749,794)	38.39
Vested	(1,448,632)	37.06
Outstanding at December 31, 2021	6,961,446	52.38

The restricted shares granted shall vest in accordance with contractual schedules over a period from three to five years. The fair value of the restricted shares was determined by the closing sales price of the shares on the grant date, adjusted by the present value of expected dividends to be paid during the vesting period. The total fair value of the restricted shares vested for the years ended December 31, 2021 was RMB 53,680. As of December 31, 2021, there was RMB 312,247 of unrecognized compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 1.58 years.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	Year ended,	Year ended,
	December 31, 2020	December 31, 2021
	RMB	RMB
Facilitation, origination and servicing expenses	72,192	75,209
Sales and marketing expenses	8,164	12,340
General and administrative expenses	220,805	166,373
Total	301,161	253,922

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.         ORDINARY SHARES

5,000,000,000 shares was authorized at par value of USD 0.00001 per share. The ordinary shares include Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes on all matters that are subject to shareholder vote. All classes of ordinary shares are entitled to the same dividend right. Class B ordinary shares could be converted into Class A ordinary shares, at the option of the holders, on one-for-one basis. All Class B ordinary shares are beneficially owned by Mr. Zhou, the Chairman of the Company.

As of December 31, 2020, there were 304,453,780 ordinary shares outstanding, with par value of $0.00001 per share, consisting of 264,633,194 Class A ordinary shares and 39,820,586 Class B ordinary shares. As of December 31, 2021, there were 310,486,975 ordinary shares outstanding, with par value of $0.00001 per share, consisting of 270,666,389 Class A ordinary shares and 39,820,586 Class B ordinary shares.

In August 2021, the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase up to US$200 million worth of its Class A ordinary shares in the form of American depositary shares over the next twelve-month period. The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company expects to fund the repurchase out of its existing cash balance. As of December 31, 2021, the Company did not repurchase any share.

14.         STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the PRC entities of the Group are required to make appropriation to certain statutory reserves, namely general reserve, industry specific reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The PRC entities of the Group are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2020 and 2021.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2020 and 2021, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 2,740,408 and RMB 8,283,560, respectively (including the statutory reserve fund of RMB 125,389 and RMB 168,541 as of December 31, 2020 and 2021, respectively).

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

15.         DIVIDENDS

Quarterly Dividend Policy

On November 15, 2021, the Board of Directors of the Company approved a quarterly cash dividend policy. Under the policy, the Company will declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of the Company’s net income after tax for such quarter. The determination to make dividend distributions and the exact amount of such distributions in any particular quarter will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors.

The Board of Directors of the Company has approved a dividend of US$0.14 per ordinary share, or US$0.28 per ADS, for the third fiscal quarter of 2021 in accordance with the Company’s dividend policy, which is paid on January 18, 2022 to shareholders of record as of the close of business on December 15, 2021.

16.         LEASE

Operating lease as lessee

The Group enters into operating leases primarily for general office space. The Group’s leases typically have original terms not exceeding 5 years. These leases have remaining lease terms of 1 year to 3 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

Lease costs are included in general and administrative expenses. Operating lease expenses were RMB 20,139, RMB 28,999 and RMB 51,608 for the years ended December 31, 2019, 2020 and 2021, respectively, included amortization expenses of land use rights of nil, nil and RMB 17,270 for the years ended December 31, 2019, 2020 and 2021, respectively. Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use right.

Supplemental cash flow information related to leases was as follows:

	Year ended,	Year ended,
	December 31, 2020	December 31, 2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	30,536	33,252
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	36,236	25,349

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

16.         LEASE - continued

Operating lease as lessee – continued

The following table shows ROU assets and lease liabilities as of December 31, 2020 and 2021 (except lease term and discount rate):

	Year ended,	Year ended,
	December 31, 2020	December 31, 2021
	RMB	RMB
Right-of-use assets	48,990	42,606
Operating lease liabilities-current	28,528	25,779
Operating lease liabilities-non current	14,974	13,177

	Year ended,	Year ended,
	December 31, 2020	December 31, 2021
	RMB	RMB
Weighted-average remaining lease term	1.69	2.09
Weighted-average discount rate	6.16%	6.22%

The maturities of operating lease liabilities as of December 31, 2020 and 2021 are as follows:

Year ended,
December 31, 2020
RMB
2021	32,255
2022	13,582
2023	710
2024	—
2025 and thereafter	—
Total undiscounted lease payments	46,547
Imputed interest	(3,045)
Total lease liabilities	43,502

The maturities of operating lease liabilities as of December 31, 2020 and 2021 are as follows: - continued

Year ended,
December 31, 2021
RMB
2022	28,203
2023	7,034
2024	3,550
2025	382
2026 and thereafter	—
Total undiscounted lease payments	39,169
Imputed interest	(213)
Total lease liabilities	38,956

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

17.          COMMITMENTS AND CONTINGENCIES

Contingencies

Historically the Group has provided guarantees to certain funding partners through a subsidiary that does not hold a financing guarantee license. In October 2019, The China Banking and Insurance Regulatory Commission, promulgated a new regulation pursuant to which this structure, may not deemed appropriate. The Group has ceased the business in 2020, and for existing loans, the Group will execute the contract until the expiration of the loans. The new regulation is silent with respect to any grace period that may be permitted to undertake the restructuring. Management has concluded, with the advice of the Group’s legal counsel, that it is not reasonably possible to estimate any potential financial exposure the group may have as a result of operating the business during this intermediate time period, due to the substantial uncertainties regarding the interpretation and application of the relevant laws and regulations. As of December 31, 2021, the outstanding loan balance under this guarantee model amounted to RMB 0.51 billion, constituting 0.36% of total outstanding loan balance facilitated by the Group (excluding loans delinquent for more than 180 days).

In July 2020 and in February 2021, the China Banking and Insurance Regulatory Commission (“CBIRC”) promulgated two regulations stating that regional banks that carry out internet lending business shall mainly serve local customers, and are not allowed to conduct the internet lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conducting business primarily online as well as meeting the other conditions prescribed by the CBIRC. A significant amount of loans facilitated by the Company are funded by regional banks. The Company believed that, as advised by its PRC legal counsel, given the lack of exact definition regarding the regional banks in the existing laws and regulations, there are uncertainties as to how the regulation will be interpreted and implemented, therefore the impact to the Company’s current business operations cannot be reasonably estimated.

In September, 2021, the People’s Bank of China (“PBOC”) issued a new regulation stating that organizations that engage in credit investigation business should obtain the credit reporting business license and comply with its other provisions within an 18 month grace period from its effectiveness date of January 1, 2022. Given that the rule does not specify the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, the Company has concluded, as advised by its external legal counsel, that it is not reasonably possible to estimate its impact on the Company’s current business operations for credit assessment on borrowers and the potential penalties incurred by the Company thereof.

The Company and its certain current and former officers and directors are named as defendants in a putative securities class action brought by investors who purchased the Company’s securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s public disclosure documents in connection with its compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 16, 2022, the Company filed a motion to dismiss the Amended Complaint. Given the case is in its preliminary stage, the Company has concluded, as advised by its external legal counsel, that the outcome of the case and the potential loss cannot be reasonably estimated.

Commitments

As of December 31, 2021, the Group has certain capital commitments that primarily related to commitments for construction of the regional headquarters and the affiliated industrial park. The total capital commitments contracted but not yet reflected in the financial statements was not less than RMB500 million (US$78.5 million) as of December 31, 2021. All of these capital commitments will be fulfilled in the future according to the construction progress.

360 DIGITECH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

18.          NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income attributable to shareholders of the Company	2,501,595	3,496,606	5,781,725
Denominator:
Weighted average Class A and Class B ordinary shares outstanding used in computing basic income per ordinary share	288,827,604	298,222,207	307,265,600
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted shares using the treasury stock method	12,110,866	8,442,892	14,132,153
Weighted average Class A and Class B ordinary shares outstanding used in computing diluted income per ordinary share	300,938,470	306,665,099	321,397,753
Basic net income per share	8.66	11.72	18.82
Diluted net income per share	8.31	11.40	17.99

For the years ended December 31, 2019, 2020 and 2021, no options or RSUs were excluded from the calculation of diluted EPS due to the anti-dilutive effect.

19.         SUBSEQUENT EVENTS

On March 10, 2022, the Board of Directors of the Company has approved a dividend of US$0.13 per ordinary share, or US$0.26 per ADS, for the fourth fiscal quarter of 2021 in accordance with the Company’s dividend policy, which is expected to be paid on May 13, 2022 to shareholders of record as of the close of business on April 6, 2022.

360 DIGITECH, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2021, was more than 25% of the Company’s consolidated net assets as of December 31, 2021.

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Cash and cash equivalents	19,560	7,117	1,117
Amount due from related parties	—	10,134	1,590
Amount due from subsidiaries and VIEs	1,632,772	1,711,633	268,593
Investments in subsidiaries and VIEs	7,940,533	14,032,928	2,202,071
TOTAL ASSETS	9,592,865	15,761,812	2,473,371
LIABILITIES AND EQUITY
LIABILITIES
Accrued expenses and other current liabilities	2,751	310,373	48,704
Amount due to subsidiaries	27,973	—	—
Short term loans	81,563	247,576	38,850
TOTAL LIABILITIES	112,287	557,949	87,554
EQUITY
Ordinary shares ($0.00001 par value per share 5,000,000,000 shares authorized, 309,833,035 shares issued and 304,453,780 shares outstanding as of December 31, 2020, and 315,433,018 shares issued and 310,486,975 shares outstanding as of December 31, 2021, respectively)	21	22	3
Additional paid-in capital	5,417,406	5,672,267	890,102
Retained earnings	4,137,542	9,642,506	1,513,120
Other comprehensive loss	(74,391)	(110,932)	(17,408)
TOTAL EQUITY	9,480,578	15,203,863	2,385,817
TOTAL LIABILITIES AND EQUITY	9,592,865	15,761,812	2,473,371

360 DIGITECH, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Operating costs and expenses	(12,922)	(16,453)	(51,233)	(8,040)
Interest income (loss)	712	(2,349)	(5,383)	(845)
Foreign exchange losses	(491)	(376)	(133)	(21)
Other income, net	453	15,148	—	—
Net loss before taxes and income from equity in subsidiaries and VIEs	(12,248)	(4,030)	(56,749)	(8,906)
Equity in earnings of subsidiaries and VIEs	2,513,843	3,500,636	5,838,474	916,183
Net income before taxes	2,501,595	3,496,606	5,781,725	907,277
Income tax expenses	—	—	—	—
Net income attributable to shareholders of the Company	2,501,595	3,496,606	5,781,725	907,277
Net income attributable to ordinary shareholders of the Company	2,501,595	3,496,606	5,781,725	907,277

360 DIGITECH, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net income attributable to shareholders of the Company	2,501,595	3,496,606	5,781,725	907,277
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	21,223	(99,297)	(36,541)	(5,734)
Other comprehensive income (loss)	21,223	(99,297)	(36,541)	(5,734)
Total comprehensive income	2,522,818	3,397,309	5,745,184	901,543
Comprehensive income attributable to ordinary shareholders	2,522,818	3,397,309	5,745,184	901,543

360 DIGITECH, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income attributable to shareholders of the Company	2,501,595	3,496,606	5,781,725	907,277
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs	(2,513,843)	(3,500,636)	(5,838,474)	(916,183)
Changes in operating assets and liabilities
Accrued expenses and other current liabilities	(3,070)	(2,625)	31,197	4,896
Amounts due from subsidiaries and VIEs	(276,960)	(65,801)	—	—
Net cash used in operating activities	(292,278)	(72,456)	(25,552)	(4,010)
Cash Flows from Investing Activities:
Investments in subsidiaries	(35,652)	—	—	—
Loans payment to subsidiaries and VIEs	—	—	(153,778)	(24,131)
Net cash used in Investing Activities	(35,652)	—	(153,778)	(24,131)
Cash Flows from Financing Activities:
Payment of IPO costs	(3,080)	—	—	—
Proceeds from short-term loans	—	86,305	169,291	26,565
Net cash (used in) provided by financing activities	(3,080)	86,305	169,291	26,565
Effect of foreign exchange rate changes	1,761	(1,194)	(2,404)	(376)
Net (decrease) increase in cash and cash equivalents	(329,249)	12,655	(12,443)	(1,952)
Cash, cash equivalents, and restricted cash, beginning of year	336,154	6,905	19,560	3,069
Cash, cash equivalents, and restricted cash, end of year	6,905	19,560	7,117	1,117

Supplemental disclosures of cash flow information:

Payables for dividends:	—	—	276,991	43,466

Notes to condensed financial statements

1.	The condensed financial statements of 360 DigiTech, Inc. have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in earnings of subsidiaries and VIEs on the statement of operations.
2.	As of December 31, 2019, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.
3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.