Form 20-F
period 2022-12-31
Qifu Technology, Inc.
filed 2023-04-27
CIK 1741530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 001-38752

Qifu Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

7/F Lujiazui Finance Plaza No. 1217 Dongfang Road Pudong New Area, Shanghai 200122 People’s Republic of China
(Address of Principal Executive Offices)

Alex Xu, Chief Financial Officer 7/F Lujiazui Finance Plaza No. 1217 Dongfang Road Pudong New Area, Shanghai 200122 People’s Republic of China Phone: +86 21 5835-7668 Email: ir@360shuke.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American depositary shares, each representing two Class A ordinary shares, par value US$0.00001 per share	QFIN	The Nasdaq Global Select Market
Class A ordinary shares, par value US$0.00001 per share	3660	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, there were 322,792,063 class A ordinary shares issued and outstanding, par value US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

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

Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Qifu Technology,” “we,” “us,” “our,” “our Company” and “our Group” are to Qifu Technology, Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China and their respective subsidiaries;
●	“360 Group” is to 360 Security Technology Inc. and its controlled affiliates and predecessors;
●	“ADSs” are to American depositary shares, each of which represents two of our class A ordinary shares;
●	“China” or “the PRC” is to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“Fuzhou Financing Guarantee” is to Fuzhou 360 Financing Guarantee Co., Ltd.;
●	“Fuzhou Microcredit” is to Fuzhou 360 Online Microcredit Co., Ltd.;
●	“HK Qirui” is to HK Qirui International Technology Company Limited;
●	“shares,” or “ordinary shares” are to our class A ordinary shares, and in the context of describing our share capital before March 31, 2023, also including class B ordinary shares, par value US$0.00001 per share, as the context requires and as applicable;
●	“RMB” or “Renminbi” is to Renminbi, the legal currency of the PRC;
●	“Shanghai Financing Guarantee” is to Shanghai 360 Financing Guarantee Co., Ltd. (now known as Shanghai Qiyaoxin Technology Co., Ltd.);
●	“Shanghai Qibutianxia” is to Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd.);
●	“Shanghai Qiyu” is to Shanghai Qiyu Information & Technology Co., Ltd.;
●	“US$” or “U.S. dollars” is to United States dollars, the lawful currency of the United States;
●	“U.S. GAAP” is to accounting principles generally accepted in the United States;
●	“variable interest entities,” “VIE” or “VIEs” are to Shanghai Qiyu, Fuzhou Financing Guarantee and Shanghai Financing Guarantee;
●	“WFOE” or “Shanghai Qiyue” is to Shanghai Qiyue Information & Technology Co., Ltd.; and
●	all references to “RMB” or “renminbi” are to the legal currency of China, all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States, and all references to “HK$” or “Hong Kong dollars” are to the legal currency of Hong Kong. Unless otherwise stated, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

In addition, unless the context indicates otherwise, for the discussion of our business references,

●	“180 day+ vintage delinquency rate” is to a percentage, which is equal to (i) the total amount of principal for all loans facilitated by our Group in a fiscal quarter that become delinquent for more than 180 days, less the total amount of recovered past due principal for all loans facilitated by our Group that were delinquent for more than 180 days in the same fiscal quarter, divided by (ii) the total initial principal amount of loans facilitated by our Group in such fiscal quarter; loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation;
●	“30 day collection rate” is to a percentage, which is equal to (i) the amount of principal that is repaid in one month among the total amount of principal that is overdue as of a specified date, divided by (ii) the total amount of principal that is overdue as of such specified date;
●	“90 day+ delinquency rate” is to a percentage, which is equal to (i) the outstanding loan balance of on- and off-balance sheet loans facilitated by our Group that are 91 to 180 calendar days past due, divided by (ii) the total outstanding loan balance of on- and off-balance sheet loans facilitated by our Group across our platform as of a specific date; loans that are charged-off and loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation;
●	“capital-light model” is to a comprehensive suite of technology-enabled loan facilitation services spanning the loan lifecycle, from borrower acquisition, technology empowerment in credit assessment to post-facilitation services, under which we currently do not take any credit risk;
●	“Credit-Tech” is to credit technology services, which refer to services using technology solutions to empower and enhance credit services, and are characterized by distinguished efficiency and quality;
●	“loan facilitation volume” is to the total principal amount of loans facilitated or originated by, as the context mandates, a Credit-Tech platform, a traditional financial institution or other market players in the credit industry; in the context of loan facilitate volume of loans facilitated or originated by us, the total principal amount of loans facilitated or originated during the given period, including loan volume facilitated through Intelligence Credit Engine (ICE) and other technology solutions;
●	“outstanding loan balance” is to the total amount of principal outstanding for loans facilitated or originated by a Credit-Tech platform, as the context mandates, a traditional financial institution or other market players in the credit industry at the end of each period; in the context of the outstanding balance of loans facilitated or originated by us, the total amount of principal outstanding for loans facilitated or originated at the end of each period, including loan balance for ICE and other technology solutions excluding loans delinquent for more than 180 days;
●	“repeat borrower contribution” or “loan origination contributed by repeat borrowers” is to a percentage, the numerator of which is the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, and the denominator of which is the total loan facilitation volume through our platform during that period;
●	“SME” is to small- and micro-enterprises and owners of small- and micro-enterprises; and
●	“users with approved credit lines” are to users who have submitted their credit applications and are approved with a credit line at the end of each period.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs and VIEs’ subsidiaries

Qifu Technology, Inc. is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in the VIEs and VIEs’ subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, such as the distribution of online information. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Special Management Measures for the Access of Foreign Investment (Negative List) and other applicable laws and regulations. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, we operate certain of our businesses in China through our VIEs, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and the nominee shareholders of our VIEs to control the business operations of our VIEs. Revenues contributed by our VIEs accounted for 97%, 92% and 92% of our total net revenue for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our Company,” “our,” or “Qifu Technology,” refers to Qifu Technology, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and their subsidiaries in China, including but not limited to Shanghai Qiyu, Fuzhou Financing Guarantee and Shanghai Financing Guarantee. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including (i) voting proxy agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over our VIEs in China, (ii) exclusive business cooperation agreements, which allow us to receive economic benefits from our VIEs in China, and (iii) exclusive option agreements, which provide us with the option to purchase the equity interests in, and assets of, our VIEs (collectively, “contractual arrangements”). Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with our VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements between us and our VIEs will be resolved through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. These arrangements have not been tested in arbitral tribunals or courts. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States, and the uncertainties involved in it could limit our ability to enforce these contractual arrangements. Further, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIEs, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of the VIEs and VIEs’ subsidiaries and our Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted offshore by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of the ADSs.”

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

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, our VIEs or their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and our VIEs in China, including, among others, financing guarantee business license owned by Fuzhou Financing Guarantee, value-added telecommunications license owned by Shanghai Qiyu, the incorporation approval of and the value-added telecommunications license owned by Fuzhou Microcredit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, we and our VIEs will be required to obtain permissions from or complete the filing procedures with the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in case of any future issuance of securities to foreign investors. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of the ADSs” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities will be required if we conduct offshore offerings in the future, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization

Qifu Technology, Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Qifu Technology, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our VIEs.

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Qifu Technology, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Qifu Technology, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE, and payment of withholding tax. As a result of these PRC laws and regulations, amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of our Company’s which is RMB2,740.4 million, RMB8,283.6 million and RMB14,436.1 million (US$2,093.0 million) as of December 31, 2020, 2021 and 2022, respectively. Our PRC subsidiaries, our VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. In addition, under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, profits of a FIE generated in or after 2008 that are distributed to its immediate holding company outside Mainland China are subject to withholding tax at a rate of 10%, unless the foreign holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For example, a holding company in Hong Kong, subject to approval of the PRC local tax authority, will be eligible to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC FIE distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until any of them generates accumulated profits and meets the requirements for statutory reserve funds.

Under PRC law, Qifu Technology, Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Qifu Technology, Inc. has extended loans to our PRC subsidiaries and VIEs since 2018. The related cash flows include (i) a net funding of RMB67.2 million to PRC subsidiaries in 2020, a net repayment of RMB51.7 million by PRC subsidiaries in 2021, and a net funding of RMB7.7 million (US$1.1 million) to PRC subsidiaries in 2022; and (ii) a net funding of RMB3.6 million, RMB205.5 million to VIEs in 2020 and 2021, respectively, and a net repayment RMB1,588.3 million (US$230.3 million) by VIEs in 2022.

Our VIEs may transfer cash to our relevant WFOE by paying service fees according to the exclusive business cooperation agreements. Our VIEs agree to pay our WFOE service fees, the amount of which are subject to adjustment at our WFOE’s sole discretion taking into consideration of the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided, among others. Our WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement, to the extent permitted by applicable PRC laws. In 2020, 2021 and 2022, service fees charged and paid to our WFOE by our VIEs in China amounted to RMB89.7 million, RMB5,001.9 million and RMB420.3 million (US$60.9 million), respectively. In 2020, 2021 and 2022, service fees charged and paid to our other PRC subsidiaries by our VIEs in China amounted to RMB286.4 million, RMB616.5 million and RMB3.3 million (US$0.5 million), respectively.

In 2020 and 2021, our VIEs in China extended loans to our PRC subsidiaries with a net cash outflow of RMB20.0 million and RMB3,658.3 million, respectively. In 2022, our PRC subsidiaries paid up the outstanding loans and started to extend loans to our VIEs in China with a net cash outflow of RMB859.9 million (US$124.7 million). In 2020, 2021 and 2022, the total amount of service fees charged and paid to our VIEs in China by our PRC subsidiaries under the shared service agreement was RMB20.3 million, RMB258.2 million and RMB103.1 million (US$14.9 million), respectively.

In 2020, 2021 and 2022, no assets other than cash flows discussed above were transferred through our organization.

For the years ended December 31, 2020, 2021 and 2022, dividends of nil, nil and US$146.4 million were paid to shareholders of record as of designated record dates. We intend to declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of our Company’s net income after tax for such quarter based upon our operations and financial conditions, and other relevant factors, subject to adjustment and determination by the board of directors of Qifu Technology, Inc. Since we currently have sufficient cash at Qifu Technology, Inc. to pay dividends, we intend to reinvest undistributed profits of our subsidiaries in our operations in China. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Selected Financial Data

Our Selected Combined and Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022 and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected combined and consolidated balance sheets data as of December 31, 2018, 2019 and 2020 and the selected combined and consolidated statements of operations data and cash flow data for the year ended December 31, 2018 and 2019 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the summary combined and consolidated financial information in conjunction with our combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Combined and Consolidated Statements of Operations Data:
Net revenue
Credit driven services(1)	4,170,271	8,013,391	11,403,675	10,189,167	11,586,251	1,679,849
Loan facilitation and servicing fees-capital heavy	3,807,242	6,273,131	4,596,555	2,326,027	2,086,414	302,502
Financing income	267,844	1,309,616	2,184,180	2,184,128	3,487,951	505,705
Revenue from releasing of guarantee liabilities	25,169	285,407	4,506,935	5,583,135	5,899,153	855,297
Other services fees	70,016	145,237	116,005	95,877	112,733	16,345
Platform services(1)	276,747	1,206,456	2,160,279	6,446,478	4,967,679	720,245
Loan facilitation and servicing fees-capital light	58,348	814,581	1,826,654	5,677,941	4,124,726	598,029
Referral services fees	211,087	375,551	265,300	620,317	561,372	81,391
Other services fees	7,312	16,324	68,325	148,220	281,581	40,825
Total net revenue	4,447,018	9,219,847	13,563,954	16,635,645	16,553,930	2,400,094
Operating costs and expenses:(2)
Facilitation, origination and servicing	666,067	1,083,372	1,600,564	2,252,157	2,373,458	344,119
Funding costs	71,617	344,999	595,623	337,426	504,448	73,138
Sales and marketing	1,321,950	2,851,519	1,079,494	2,090,374	2,206,948	319,977
General and administrative	560,702	428,189	455,952	557,295	412,794	59,850
Provision for loans receivable	44,474	486,991	698,701	965,419	1,580,306	229,123
Provision for financial assets receivable	53,989	166,176	312,058	243,946	397,951	57,697
Provision for accounts receivable and contract assets	83,707	230,280	237,277	324,605	238,065	34,516
Provision for contingent liabilities	—	—	4,794,127	3,078,224	4,367,776	633,268
Expense on guarantee liabilities	—	734,730	—	—	—	—
Total operating costs and expenses	2,802,506	6,326,256	9,773,796	9,849,446	12,081,746	1,751,688
Income from operations	1,644,512	2,893,591	3,790,158	6,786,199	4,472,184	648,406
Interest income (expense), net	10,026	(41,707)	77,169	126,256	182,301	26,431
Foreign exchange (loss) gain	(2,563)	(24,875)	101,534	35,549	(160,225)	(23,230)
Investment gain (loss)	—	—	—	10,115	(19,888)	(2,883)
Other income, net	7,696	140,278	112,884	64,590	268,000	38,856
Income before income tax benefit	1,659,671	2,967,287	4,081,745	7,022,709	4,742,372	687,580
Income tax expense	(466,360)	(465,983)	(586,036)	(1,258,196)	(736,804)	(106,827)
Net income	1,193,311	2,501,304	3,495,709	5,764,513	4,005,568	580,753
Net loss attributable to non-controlling interests	—	291	897	17,212	18,605	2,697
Deemed dividend	(3,097,733)	—	—	—	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(1,904,422)	2,501,595	3,496,606	5,781,725	4,024,173	583,450
Net (loss) income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	(9.39)	8.66	11.72	18.82	12.87	1.87
Diluted	(9.39)	8.31	11.40	17.99	12.50	1.81
Net (loss) income per ADSs attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	(18.78)	17.32	23.44	37.64	25.74	3.74
Diluted	(18.78)	16.62	22.80	35.98	25.00	3.62
Weighted average shares used in calculating net income per ordinary share
Basic	202,751,277	288,827,604	298,222,207	307,265,600	312,589,273	312,589,273
Diluted	202,751,277	300,938,470	306,665,099	321,397,753	322,018,510	322,018,510

Notes:

(1)	Starting from 2019, we report revenue streams in two categories—credit driven services and platform services, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

(2)	Share-based compensation expenses were allocated as follows:

	Years Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)

Facilitation origination and servicing	150,177	55,601	72,192	75,209	73,945	10,720
Sales and marketing	15,700	6,805	8,164	12,340	4,328	628
General and administrative	441,504	188,022	220,805	166,373	121,464	17,611
Total	607,381	250,428	301,161	253,922	199,737	28,959

The following table presents our selected combined and consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands)
Selected Combined and Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	1,445,802	2,108,123	4,418,416	6,116,360	7,165,584	1,038,912
Restricted cash	567,794	1,727,727	2,355,850	2,643,587	3,346,779	485,237
Security deposit prepaid to third-party guarantee companies	795,700	932,983	915,144	874,886	396,699	57,516
Accounts receivable and contract assets, net	1,791,745	2,332,364	2,394,528	3,097,254	2,868,625	415,912
Financial assets receivable, net	1,193,621	1,912,554	3,565,482	3,806,243	2,982,076	432,360
Loans receivable, net	811,433	9,239,565	7,500,629	9,844,481	15,347,662	2,225,202
Total current assets	7,342,019	19,503,488	21,876,042	27,757,223	34,097,466	4,943,667
Land use rights, net	—	—	—	1,018,908	998,185	144,723
Total non-current assets	7,716	852,113	2,511,263	5,747,772	6,245,704	905,543
Total assets	7,349,735	20,355,601	24,387,305	33,504,995	40,343,170	5,849,210
Current liabilities:
Payable to investors of the consolidated trusts-current	300,341	4,423,717	3,117,634	2,304,518	6,099,520	884,347
Guarantee liabilities-stand ready	1,399,174	2,212,125	4,173,497	4,818,144	4,120,346	597,394
Guarantee liabilities-contingent	—	734,730	3,543,454	3,285,081	3,418,391	495,620
Income tax payable	432,066	1,056,219	1,227,314	624,112	661,015	95,838
Total current liabilities	2,893,781	9,667,187	13,384,508	14,143,186	16,749,918	2,428,510
Payable to investors of the consolidated trusts-noncurrent	—	3,442,500	1,468,890	4,010,597	4,521,600	655,570
Total non-current liabilities	15,758	3,473,684	1,521,707	4,145,200	4,661,955	675,920
Total shareholder’s equity	4,440,196	7,214,730	9,481,090	15,216,609	18,931,297	2,744,780
Total liabilities and equity	7,349,735	20,355,601	24,387,305	33,504,995	40,343,170	5,849,210

The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022.

	Years Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)

Summary Combined and Consolidated Cash Flow Data:
Net cash provided by operating activities	285,116	2,973,075	5,325,810	5,789,700	5,922,515	858,683
Net cash provided by/(used in) investing activities	327,649	(8,860,441)	892,770	(6,064,328)	(7,355,975)	(1,066,515)
Net cash provided by/(used in) financing activities	457,430	7,707,858	(3,282,400)	2,263,720	3,204,068	464,548
Net increase in cash and cash equivalents	1,057,167	1,822,254	2,938,416	1,985,681	1,752,416	254,076
Cash, cash equivalents, and restricted cash at the beginning of year	956,429	2,013,596	3,835,850	6,774,266	8,759,947	1,270,073
Cash, cash equivalents, and restricted cash at the end of year	2,013,596	3,835,850	6,774,266	8,759,947	10,512,363	1,524,149

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The RPC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the noon buying rate as of December 30, 2022.

Financial Information Related to Our Consolidated Variable Interest Entities

The following table presents the condensed consolidated schedule of financial position, results of operations and cash flow data for our Company, our consolidated VIEs and other subsidiaries as of the dates or for the periods presented, as the case may be.

	For the Year Ended December 31, 2022
	VIEs	The Company	Subsidiaries(1)	Eliminations	Consolidated Total

	(RMB in thousands)

Total net revenues	15,362,636	—	1,697,675	(506,381)	16,553,930
Total operating costs and expenses	11,681,635	17,468	889,024	(506,381)	12,081,746
Income (loss) from operations	3,681,001	(17,468)	808,651	—	4,472,184
Income (loss) before income tax expense	3,856,803	(34,045)	919,614	—	4,742,372
Equity in earnings of subsidiaries and VIEs	—	4,058,218	3,249,264	(7,307,482)	—
Net income (loss)	3,230,659	4,024,173	4,058,218	(7,307,482)	4,005,568
Net income (loss) attributable to ordinary shareholders of the Company	3,249,264	4,024,173	4,058,218	(7,307,482)	4,024,173

	For the Year Ended December 31, 2021
	VIEs	The Company	Subsidiaries(1)	Eliminations	Consolidated Total

	(RMB in thousands)

Total net revenues	15,657,693	—	6,646,999	(5,669,047)	16,635,645
Total operating costs and expenses	14,279,287	51,233	1,187,973	(5,669,047)	9,849,446
Income (loss) from operations	1,378,406	(51,233)	5,459,026	—	6,786,199
Income (loss) before income tax expense	1,567,515	(56,749)	5,511,943	—	7,022,709
Equity in earnings of subsidiaries and VIEs	—	5,838,474	1,077,675	(6,916,149)	—
Net income (loss)	1,060,421	5,781,725	5,838,516	(6,916,149)	5,764,513
Net income (loss) attributable to ordinary shareholders of the Company	1,077,675	5,781,725	5,838,474	(6,916,149)	5,781,725

	For the Year Ended December 31, 2020
	VIEs	The Company	Subsidiaries(1)	Eliminations	Consolidated Total

	(RMB in thousands)

Total net revenues	13,146,052	—	1,325,097	(907,195)	13,563,954
Total operating costs and expenses	10,381,827	16,453	282,711	(907,195)	9,773,796
Income (loss) from operations	2,764,226	(16,453)	1,042,387	—	3,790,160
Income (loss) before income tax expense	3,033,487	(4,030)	1,052,288	—	4,081,745
Equity in earnings of subsidiaries and VIEs	—	3,500,636	2,547,806	(6,048,442)	—
Net income (loss)	2,547,806	3,496,606	3,499,739	(6,048,442)	3,495,709
Net income (loss) attributable to ordinary shareholders of the Company	2,547,806	3,496,606	3,500,636	(6,048,442)	3,496,606

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
	VIEs	The Company	Subsidiaries(1)	Eliminations	Consolidated Total

	(RMB in thousands)

Cash and cash equivalents	6,437,420	464,323	263,841	—	7,165,584
Restricted cash	3,346,779	—	—	—	3,346,779
Security deposit prepaid to third-party guarantee companies	396,699	—	—	—	396,699
Account receivables and contract assets, net	1,933,292	—	1,196,652	—	3,129,944
Financial assets receivable, net	3,670,919	—	—	—	3,670,919
Loan receivable, net	18,484,656	—	—	—	18,484,656
Land use rights, net	998,185	—	—	—	998,185
Intercompany receivables	5,906,972	295,180	6,085,874	(12,288,026)	—
Investments in subsidiaries and VIEs	—	18,275,772	16,683,458	(34,959,230)	—
Total assets	44,093,493	19,041,600	24,455,333	(47,247,256)	40,343,170
Payable to investors of the consolidated trusts-current	6,099,520	—	—	—	6,099,520
Guarantee liabilities-stand ready	4,120,346	—	—	—	4,120,346
Guarantee liabilities-contingent	3,418,391	—	—	—	3,418,391
Income tax payable	614,687	—	46,328	—	661,015
Payable to investors of the consolidated trusts-noncurrent	4,521,600	—	—	—	4,521,600
Intercompany payables	6,327,635	—	5,960,391	(12,288,026)	—
Total liabilities	27,325,894	194,444	6,179,561	(12,288,026)	21,411,873
Total equity	16,767,599	18,847,156	18,275,772	(34,959,230)	18,931,297

	As of December 31, 2021
	VIEs	The Company	Subsidiaries(1)	Eliminations	Consolidated Total

	(RMB in thousands)

Cash and cash equivalents	4,605,851	7,117	1,503,392	—	6,116,360
Restricted cash	2,643,587	—	—	—	2,643,587
Security deposit prepaid to third-party guarantee companies	874,886	—	—	—	874,886
Accounts receivable and contract assets, net	2,350,775	—	969,953	—	3,320,728
Financial assets receivable, net	4,404,208	—	—	—	4,404,208
Loans receivable, net	12,703,830	—	—	—	12,703,830
Land use rights, net	1,018,908	—	—	—	1,018,908
Intercompany receivables	2,493,660	1,711,633	4,823,879	(9,029,172)	—
Investments in subsidiaries and VIEs	—	14,032,928	9,343,119	(23,376,047)	—
Total assets	33,145,997	15,761,812	17,002,405	(32,405,219)	33,504,995
Payable to investors of the consolidated trusts-current	2,304,518	—	—	—	2,304,518
Guarantee liabilities-stand ready	4,818,144	—	—	—	4,818,144
Guarantee liabilities-contingent	3,285,081	—	—	—	3,285,081
Income tax payable	449,553	—	174,559	—	624,112
Payable to investors of the consolidated trusts-noncurrent	4,010,597	—	—	—	4,010,597
Intercompany payables	6,493,367	—	2,535,805	(9,029,172)	—
Total liabilities	23,790,132	557,949	2,969,477	(9,029,172)	18,288,386
Total equity	9,355,865	15,203,863	14,032,928	(23,376,047)	15,216,609

	As of December 31, 2020
	VIEs	The Company	Subsidiaries(1)	Eliminations	Consolidated Total

	(RMB in thousands)

Cash and cash equivalents	3,709,740	19,560	689,116	—	4,418,416
Restricted cash	2,355,850	—	—	—	2,355,850
Security deposit prepaid to third-party guarantee companies	915,144	—	—	—	915,144
Accounts receivable and contract assets, net	2,624,294	—	78,171	—	2,702,465
Financial assets receivable, net	4,125,931	—	84,877	—	4,210,808
Loans receivable, net	7,553,042	—	35,272	—	7,588,314
Intercompany receivables	1,315,646	1,593,585	912,129	(3,821,360)	—
Investments in subsidiaries and VIEs	—	7,940,534	7,511,011	(15,451,545)	—
Total assets	24,615,835	9,564,894	9,479,481	(19,272,905)	24,387,305
Payable to investors of the consolidated trusts-current	3,117,634	—	—	—	3,117,634
Guarantee liabilities-stand ready	4,173,497	—	—	—	4,173,497
Guarantee liabilities-contingent	3,543,454	—	—	—	3,543,454
Income tax payable	1,151,275	—	76,039	—	1,227,314
Payable to investors of the consolidated trusts-noncurrent	1,468,890	—	—	—	1,468,890
Intercompany payables	2,411,185	—	1,410,175	(3,821,360)	—
Total liabilities	17,104,312	84,316	1,538,947	(3,821,360)	14,906,215
Total equity	7,511,523	9,480,578	7,940,534	(15,451,545)	9,481,090

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
	VIEs	The Company	Subsidiaries(1)	Eliminations	Consolidated Total

	(RMB in thousands)

Net cash provided by (used in) operating activities	2,475,105	(66,836)	3,514,246	—	5,922,515
Net cash (used in) provided by investing activities	(7,360,063)	1,583,956	(4,762,234)	3,182,366	(7,355,975)
Net cash provided by (used in) financing activities	7,419,720	(1,039,580)	6,294	(3,182,366)	3,204,068

	For the Year Ended December 31, 2021
	VIEs	The Company	Subsidiaries(1)	Eliminations	Consolidated Total

	(RMB in thousands)

Net cash provided by (used in) operating activities	1,273,002	(25,552)	4,542,250	—	5,789,700
Net cash (used in) provided by investing activities	(6,047,434)	(153,778)	(3,675,260)	3,812,144	(6,064,328)
Net cash provided by (used in) financing activities	5,958,279	169,291	(51,706)	(3,812,144)	2,263,720

	For the Year Ended December 31, 2020
	VIEs	The Company	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)

Net cash provided by (used in) operating activities	4,935,904	(1,679)	391,585	—	5,325,810
Net cash provided by (used in) investing activities	932,141	(70,776)	(59,350)	90,755	892,770
Net cash (used in) provided by financing activities	(3,364,319)	86,305	86,369	(90,755)	(3,282,400)

Note:

(1)	The financial statement amounts for our consolidated subsidiaries are prepared using same accounting policies as set out in the consolidated financial statements except that equity method has been used to account for investments in VIEs.

A.          [Reserved]

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects;
●	We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers;
●	We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected;

●	We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected;
●	The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations;
●	Our transaction process may result in misunderstanding among borrowers;
●	Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of loan products facilitated by us and our services to decrease;
●	We rely on our proprietary credit profiling model in assessing the creditworthiness of borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations;
●	We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted; and
●	Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our Company as a whole. The PRC regulatory authorities could disallow the VIEs structure pursuant to the new regulations promulgated by the PRC government, which would likely result in a material adverse change in our operations, and our class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control; and
●	Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of the ADSs; and
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

Risks Related to the ADSs and our class A ordinary shares

In addition to the risks described above, we are subject to general risks relating to our ADSs and class A ordinary shares, including, but not limited to, the following:

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange; and
●	The trading prices for our listed securities have been and are likely to continue to be volatile.

Risks Related to Our Business and Industry

The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects.

The Credit-Tech industry in the PRC is in a developing stage. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. In addition, the Credit-Tech industry in China has not witnessed a full credit cycle. The market players in the industry, including us, may not be able to respond to the change of market situations effectively and maintain steady business growth when the industry enters a different stage. In addition, we cannot assure you that a contraction in the availability of funds will not happen at later stages of the credit cycle. As such, we may not be able to sustain our historical growth rate in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate, along with our limited operating history. These risks and challenges include our ability to, among other things:

●	offer competitive products and services;
●	broaden our prospective borrower base;
●	increase the utilization of our products by existing borrowers as well as new borrowers;
●	maintain and enhance our relationship and business collaboration with our partners;
●	maintain low delinquency rates of loans facilitated by us;
●	develop and maintain cooperative relationships with financial institution partners to secure sufficient, diversified, cost-efficient funding to the drawdown requests;

●	continue to develop, maintain and scale our platform and sustain our historical growth rates;
●	continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and profiling technologies;
●	navigate through a complex and evolving regulatory environment;
●	improve our operational efficiency and profitability;
●	attract, retain and motivate talented employees to support our business growth;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;
●	navigate through economic conditions and fluctuations; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.

We were established in 2016 and officially launched the capital-light model in May 2018. Our business is subject to credit cycles associated with the volatility of the general economy and with the trends of the Credit-Tech industry in China. As we have a limited operating history, we have not experienced a full credit cycle in China.

As of December 31, 2020, 2021 and 2022, the 90 day+ delinquency rate for all loans facilitated through our platform, including those under credit-driven services and platform services, was 1.48%, 1.54% and 2.03%, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance Data—90 day+ delinquency rates.” To effectively manage credit risks, we expect to continue focusing on higher quality users and enhancing our technology and credit assessment capabilities. We also expect to fine-tune our services and solutions to address financial institution partners’ evolving needs and risk preferences. However, there can be no assurance that we will be able to successfully manage our risk exposure in an effective manner.

If economic conditions deteriorate, we may face an increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of borrowers deteriorates, or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of user credit profiles may be rendered inaccurate, and our credit profiling system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adversely impact our results of operations.

In addition, deterioration in borrowers’ creditworthiness, or increase in our delinquency rate may discourage our financial institution partners from cooperating with us. If our financial institution partners choose to adopt a tight credit approval and drawdown funding policy, our ability to secure funding will be materially restricted.

We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.

The laws and regulations governing the loan facilitation business are evolving, and substantial uncertainties exist with respect to their interpretation and implementation. In addition, pursuant to the Plan on Reforming State Council Institutions approved by the National People’s Congress on March 10, 2023, the China National Financial Regulatory Administration (the “CNRA”) shall be established based upon the China Banking and Insurance Regulatory Commission (the “CBIRC”), which shall cease to exist, and the local financial regulatory system will undergo deep reform and establish a local financial regulatory system with the central financial management department’s local agencies as the main body, which may lead to changes and uncertainties in rules and regulations applicable to our business after this restructuring. Uncertainties and changes in regulatory environment may increase our cost of operation, limit our options of product offerings or even change our business model fundamentally. We have experienced, and may from time to time be required to make adjustments to our operations in order to maintain compliance with changes in laws, regulations and policies. An example is the promulgation of the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, and related regulations. Circular 141 issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions. Circular 141 provides that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk management and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. If a financial institution violates the aforementioned rules and provisions, the regulatory authorities may pursue compulsory enforcement, suspend its business, cancel its qualifications, or supervise the rectifications. In extremely serious circumstances, such financial institution’s business license may be revoked. For a discussion of Circular 141, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of loan facilitation.”

On the basis of Circular 141, the Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, provides for more comprehensive and specific provisions on the cooperation between a banking financial institution and a loan facilitation operator. In addition to prohibiting a banking financial institution from outsourcing its credit assessment and risk management functions, the Internet Loans Interim Measures also provide that “core risk management functions such as credit granting approval and contract conclusion shall be independently and effectively carried out by the commercial bank.” For a discussion of Internet Loans Interim Measures, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of loan facilitation.”

Furthermore, on October 9, 2019, nine government authorities including the CBIRC, the National Development and Reform Commission, or the NDRC and the Ministry of Industry and Information Technology, or the MIIT, promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Supplementary Financing Guarantee Provisions, which, as advised by our PRC legal counsel, for the first time, explicitly requires that institutions providing services such as borrower recommendation and credit assessment for various lending institutions, including us as a Credit-Tech company, shall not provide, directly or in a disguised form, financing guarantee services without prior approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such operations and cause these companies to properly settle the existing business contracts. For a discussion of the Supplementary Financing Guarantee Provisions, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.”

Before the promulgation of Circular 141, we followed the market practice in preparing agreements used in our loan facilitations. In response to certain requirements under Circular 141, the Supplementary Financing Guarantee Provisions and the Internet Loans Interim Measures, we have made several adjustments to our collaboration model with certain financial institution partners. However, we may still be deemed non-compliant with Circular 141, the Supplementary Financing Guarantee Provisions, the Internet Loans Interim Measures or other relevant rules in the following aspects of our business:

●	Guarantee practice. We neither collected guarantee fees from our financial institution partners, nor took providing guarantees as our main operating business through our non-licensed subsidiaries, while historically one of the VIEs that had not obtained the financing guarantee license provided guarantees or other credit enhancement services to certain financial institution partners. Under such model, the non-licensed VIE could be deemed as operating financing guarantee business and therefore non-compliant with Circular 141 and the Supplementary Financing Guarantee Provisions. We have completely ceased such practice through the non-licensed VIE since September 2020. Currently, third-party guarantee companies or the licensed VIE provides guarantee or other credit enhancement services to our financial institution partners. We engage third-party guarantee companies to provide guarantee services and we at the same time, provide back-to-back guarantees for external guarantee companies. As advised by our PRC legal counsel, the back-to-back guarantee model is not prohibited by Circular 141, because we are not directly providing guarantee to banking financial institutions. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will have the same view as our PRC legal counsel on this issue. Moreover, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear. Therefore, we cannot be certain that our new model will not be determined to be in violation of the Supplementary Financing Guarantee Provisions. For additional information on potential risk related to compliance with the leverage ratio limits for financing guarantee business, please see “—We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”
●	Payment. We have adopted a payment model and applied it to our cooperation with all financial institution partners. Under our payment model, we do not charge interests to borrowers for loans funded by our financial institution partners; instead, we charge service fees to financial institutions. In certain cases, some financial institution partners further engage us and a third-party payment system service provider to together arrange payment clearance, pursuant to which borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount, including principal, interest and service fees, to the portions that financial institution partners and we are each entitled to. The third-party payment service providers are engaged per our financial institution partners’ request and are mainly for the purpose of general payment processing and clearance. We do not charge any fees from borrowers under our payment model for loans funded by our financial institution partners. As advised by our PRC legal counsel, such payment model does not violate Circular 141 or the Internet Loans Interim Measures. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with our PRC legal counsel.
●	Product pricing. In accordance with the evolution of regulatory environments, we have lowered our product pricing, which is calculated based on the internal rate of return methodology. We may further adjust our product pricing from time to time as a result of changes in regulations or our business strategies. If we are unable to keep up with the evolution of regulations and maintain compliance or are deemed to price loans at a rate that exceed the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancelation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected as a result. For additional information on potential risks associated with product pricing, please see “—The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.”

As advised by our PRC legal counsel, Circular 141 does not have retrospective effect on the loan facilitation business conducted prior to the issuance of Circular 141, and we believe that loans we facilitated prior to the issuance of Circular 141 or under our existing collaboration agreements executed prior to the issuance of Circular 141 are not subject to its jurisdiction. However, we cannot rule out the possibility that government authorities would still consider our guarantee practice, payment model, product pricing or other aspects of our business to be in violation of Circular 141 and there can be no assurance that the PRC government authorities will ultimately take a view that is consistent with our PRC legal counsel. To the extent that any aspect of our products or services is deemed to be non-compliant with any requirements of the relevant PRC laws and regulations, we may need to further adjust our current practices within a limited time period and, as a result, our business operations may be negatively impacted.

In addition, our credit assessments assistance to commercial banks mainly depends on the evaluation of information regarding personal credit status, which may be deemed as a “data-driven risk management model,” a model that regulations such as Circular 141 demand to be adopted with care and caution. We may also be deemed to engage in credit reporting business or credit reporting function services by the PRC authorities, and may be required to involve a third-party licensed institution to ensure compliance pursuant to the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures. If such assistance is prohibited, it may affect the subsequent collaboration between us and our financial institution partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected. See also “—We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

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

Besides, in April 2021, we and 12 other major financial technology platforms were invited to meet with the People’s Bank of China, or the PBOC, the CBIRC, the CSRC, the SAFE and other financial regulators to discuss the operations and compliance practice of these platforms’ internet financial businesses in China. We have been making rectifications and adjustments to our operations to address the issues discussed during the meeting and results of our self-examination according to the guidance provided by the regulators. As of the date of this annual report, we have substantially completed the rectification measures based on our self-examination results according to the guidance provided by the relevant authorities. The regulatory authorities have reviewed our rectification measures in general. The regulatory authorities have moved on to the regular regulatory supervision status from the self-examination and rectification status with respect to regulating these major financial technology platforms, including us. Our rectification results remain subject to the regulators’ regular supervision, and we cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators. To the extent that our rectification efforts are deemed not sufficient or unsatisfactory to the regulators, we may face further rectification orders or other administrative actions, in which case our business and operations may be materially and negatively affected.

We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.

A small portion of loans facilitated on our platform are funded by Fuzhou Microcredit, the subsidiary of Shanghai Qiyu, one of our VIEs. We also provide financing guarantees to our financial institution partners through Fuzhou Financing Guarantee and Shanghai Financing Guarantee (before its financing guarantee license was cancelled upon its voluntary application), for some loans we facilitate. As a result, we are subject to a complex and evolving body of regulations in relation to these businesses.

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

On September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Micro-Lending Companies, or Circular 86. Adopted to regulate the operations of micro-lending companies, Circular 86 provides that the total funding amount obtained by a micro-lending company through bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets. In addition, the total funding amount obtained by a micro-lending company through the issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above.

On November 2, 2020, the CBIRC and the PBOC published the Interim Measures for the Administration of Online Micro-Lending Business (Draft for Comments), or the Online Micro-Lending Draft, adding new requirements to online micro-lending business. In particular, the Online Micro-Lending Draft, among other things, strengthens the condition for licensing and other approvals for conducting online micro-lending business. Pursuant to the Online Micro-Lending Draft, to the extent a micro-lending company engages in online micro-lending business, said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall not operate beyond such region without the approval of the banking regulator under the State Council. On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which reaffirms that local financial organizations (including micro-lending companies and financing guarantee companies) are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle.

Fuzhou Microcredit has obtained the approval to operate micro-lending businesses from the competent supervising authority, which allows Fuzhou Microcredit to conduct micro-lending businesses through the internet. As of the date of this annual report, Fuzhou Microcredit had increased its registered capital to RMB5 billion, which has been fully paid. Currently, Fuzhou Microcredit can conduct cross-province business with its valid license. However, if the Online Micro-Lending Draft were to be adopted in its current form, Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-lending business across provincial-level administrative regions. The rules for licensing or approvals for cross-province online micro-lending business is yet to be formulated as of the date of this annual report. We cannot assure you that, if the authorities later promulgate such rules for micro-lending business or other rules imposing licensing or approval requirements on financing guarantee business, Fuzhou Microcredit or Fuzhou Financing Guarantee will be qualified for such licenses or approvals in accordance with the requirements thereunder. If we fail to obtain the regulatory approvals to increase the authorized amounts or to establish additional online micro-lending companies, we may not be able to obtain sufficient funding to fulfill our future growth needs. From time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

Furthermore, Fuzhou Microcredit is subject to the laws, regulations, policies and measures in Fuzhou in respect of registered capital and of loan-to-capital and other leverage ratios, among other things, and our financing guarantee companies are subject to the supervision of local financial authorities in Fuzhou, Shanghai and Tianjin where the branch office of Fuzhou Financing Guarantee is located. We may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further adjust our business if any of our micro-lending and financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance.

We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

The PRC government has adopted several regulations governing personal and enterprise credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies issued by the PBOC, in the same year. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” refers to the gathering, organizing, preserving and processing of credit information on organizations such as enterprises and public service units and individuals, as well as distribution of such information to information users, and a “credit reporting agency” refers to credit reporting entity established in accordance with law and mainly engaged in credit reporting business. Entities engaged in personal/enterprise credit reporting business without such approval/completing filing formality may be subject to fine or criminal liability.

On September 27, 2021, the PBOC issued the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information legally collected in the offering of services of finance or other activities for purposes of identifying and judging the credit standing of businesses and individuals, as well as result of analysis and evaluation based on the aforesaid information,” and define “credit reporting business” as the collection, collation, keeping and processing of credit information and provision of such information to information users. The Credit Reporting Measures applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services of credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, among others” are also subject to the Credit Reporting Measures. Credit Reporting Measures provides for an 18-month grace period from its effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions. The Credit Reporting Measures is new and significant uncertainties exist with respect to its interpretation and implementation. For example, the Credit Reporting Measures does not directly deny the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, nor does it provide a clear guidance or implementation rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Credit Reporting Measures. Therefore, we cannot rule out the possibility that some aspects of our business may subsequently be deemed as incompliant and be required to be ceased or adjusted in a way that is adverse to our business and prospects. The lack of clear guidance under, and the uncertainty associated with, the Credit Reporting Measures may also result in substantial compliance cost incurred by us.

In addition, on July 7, 2021, the Credit Information System Bureau of PBOC further issued a notice, or the Notice Relating to Disconnecting Direct Connection, to 13 internet platforms including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.

According to the relevant laws and regulations and the requirements of the regulatory authorities, we have involved a licensed credit reporting institution to ensure compliance and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with a licensed credit reporting institution to ensure the flow of personal information complies with the requirements of the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. We will closely monitor the regulatory requirements, seek guidance from relevant regulatory authorities and take applicable measures in a timely manner to ensure our compliance with relevant laws and regulations applicable to us. We may incur costs and expenses to ensure compliance and to make necessary changes to our internal policies and practices to maintain compliance with relevant laws and regulations applicable to us in the future. According to the Notice Relating to Disconnecting Direct Connection, the Credit Reporting Measures and other related laws and regulations, any failure or perceived failure by us to meet the relevant requirements may subject us to fine or criminal liability, which could have an adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations On Credit Reporting Business” for details.

The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.

Circular 141 requires online platforms, micro-lending companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. According to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases promulgated on September 1, 2015, in the event that the sum of the annualized interest that lenders charge and the fees we and our financial institution partners charge exceeds the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our financial institution partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid. The Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector in August 2017, if an online lending information intermediary and a lender intentionally collude to evade the interest rate ceiling as set out by the law through disguising loan interest as loan facilitation service fees, then such arrangements shall be declared invalid. On July 22, 2020, the Supreme People’s Court and the NDRC jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era, or the Opinions. The Opinions set out that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended the upper limit of private lending interest rates under judicial protection. According to the Judicial Interpretation Amendment, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), in the event that the sum of the annualized interest that lenders charge and fees we and our financial institution partners charge exceeds four times the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit, borrowers may refuse to pay the portion that exceeds the Quadruple LPR Limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the Quadruple LPR Limit from such borrowers. If borrowers have paid the fees that exceed the Quadruple LPR Limit, such borrowers may request us to refund the portion exceeding the Quadruple LPR Limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on March 20, 2023 was 3.65%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.

On December 29, 2020, the Supreme People’s Court issued the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Supreme People’s Court Reply, which clarified that seven types of local financial organizations, including micro-lending companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The Judicial Interpretation Amendment is not applicable to disputes arising from their engagement in relevant financial businesses.

Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply provide that they do not apply to licensed financial institutions, including micro-lending companies that conduct loan and Credit-Tech business, there remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of the calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts. We cannot assure you that there will not be interpretations of the Judicial Interpretation Amendment expanding its jurisdiction to cover licensed financial institutions, nor can we guarantee that there will not be any changes to the detailed calculation formula used to determine the interest limit, that our future fee rates will not be lowered as a result of the Quadruple LPR Limit, or that the Quadruple LPR Limit will not be applied to our historical and legacy products where the related dispute cases are accepted by PRC courts of first instance on or after August 20, 2020. In such cases, we and our financial institution partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit of lending interest and fee rates. Our business, results of operations and financial condition may therefore be materially and adversely affected by the implementation of the Judicial Interpretation Amendment.

In addition to rules, opinions and decisions issued by the PRC courts, we and our financial institution partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the pricing on loans we facilitate and may further adjust the pricing from time to time as a result of changes in regulations or our business strategies. Currently, we adhere to the pricing policy that no loan should have an IRR exceeding 36%. As of December 31, 2022, the IRR for all of loans facilitated by us was under 36%. As of the same date, the outstanding balance of loans with an IRR exceeding 24% amounted to RMB5.4 billion (US$0.8 billion), which was mainly related to loans facilitated prior to June 30, 2022 and represented 4.1% of all the outstanding balance of loans1 facilitated by us, compared to RMB62.1 billion and 43.7%, respectively, as of December 31, 2021. If we are unable to keep up with the evolvement of regulations and maintain compliance or are deemed to price loans at a rate that exceeds the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancelation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected. See also “—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”

Note:

[1]	The IRR does not take into account loans facilitated under risk management SaaS, which are directly transacted between the relevant financial institutions and borrowers.

Our transaction process may result in misunderstanding among borrowers.

Our paperless transaction process is facilitated primarily on our mobile platform. While such transaction process is streamlined and convenient, it involves certain inherent risks. Borrowers may not read the electronic agreements closely, which may result in misunderstanding of certain terms and conditions. Furthermore, information in our product promotion materials and our app may result in misunderstanding among borrowers and be deemed misleading. For instance, we utilize the internal rate of return methodology to calculate the total interest and service fees to be paid by borrowers and to determine the pricing of loan products facilitated by us. Despite the fact that we have disclosed our fee structure in the agreements with borrowers and display on our mobile platform how service fees are calculated using the internal rate of return, they may overlook or misunderstand such service fees, interest rates and other fees, and calculate the total interest and service fees utilizing a different methodology, which may result in misunderstanding of our fee structure. If the government authorities and the courts determine that the interest rate disclosed in our product promotion and our app is misleading, the courts may support the borrower’s request to rescind the agreement or determine a lower interest and service fee to be paid by the borrower, and we may be subject to fines and penalties by the courts and government authorities for the misleading promotion. In addition, such misunderstanding may arouse negative publicity and complaints among borrowers, harm our brand name and reputation and in turn hurt our ability to retain and attract borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of loan products facilitated by us and our services to decrease.

We are subject to the risk of fraudulent activity associated with prospective borrowers and parties handling information on borrowers or financial institution partners. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Even if we identify fraudulent prospective borrower and reject his/her credit application, such prospective borrower may re-apply by using fraudulent information. We may fail to identify such behavior, despite our measures to verify personal identification information provided by prospective borrowers. Furthermore, we may not be able to recoup funds underlying transactions made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage financial institution partners from collaborating with us, reduce the number of transactions facilitated from borrowers and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs.

We rely on our proprietary credit profiling model in assessing the creditworthiness of borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract users to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate users’ credit profiles and the likelihood of default based on the AI-powered Argus Engine. The AI-powered tool may be flawed or ineffective in processing the immense data and providing an accurate report. It may not adjust itself to the changes in the data patterns or macroeconomic situations. In addition, it may be breached, manipulated or otherwise compromised.

If any of the foregoing were to occur in the future, our financial institution partners may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our platform for financing.

Meanwhile, as our Argus Engine becomes more familiar to the public and fraudulent users become better educated regarding the industry practice, it is possible that despite the iterative development of our anti-fraud and credit-scoring algorithm, our model becomes outdated and ineffective in detecting new fraud schemes or making accurate credit assessments. If that happens, our ability to control our delinquency rate will become substantially limited, which will adversely impact our business prospects and financial results.

We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted.

We rely on our risk management team to continuously iterate and train our Argus Engine, which is the center of the establishment and execution of our credit profiling policies. Although our Argus Engine is equipped with machine learning capability and conducts self-learning and self-development all based on the data we have, we still rely on our risk management team to spot and fix potential errors and flaws in our Argus Engine. Meanwhile, the Credit-Tech market changes quickly and we may need to adjust our credit profiling principles from time to time to control our loss rate while securing a stable increase in borrowers and satisfying returns for our financial institution partners. We rely on our risk management team to closely monitor the change in the market and our business, and update our credit profiling principles accordingly, which will be then used to train our Argus Engine. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, we may have to incur additional time and monetary cost to find a replacement to our risk management team that fits us, and our result of business operation and financial status may be adversely and severely impacted.

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

Our platform collects, stores and processes certain personal and other sensitive data from users for the purpose of providing our services, such as name, identity number and phone number. We have obtained the explicit consents from users to use their personal information within the scope of authorization and we have taken technical measures to protect the security of such personal information and prevent personal information from being divulged, damaged or lost. However, we face risks inherent in handling and protecting personal data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

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

Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the MIIT, the CAC, the Ministry of Public Security, or the MPS and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

●	The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly collect and use personal information within the scope of authorization by the subject of such personal information unless otherwise prescribed by laws or regulations. Significant financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. We face the risk of security breaches or similar disruptions. Due to the data assets we have, our platform is an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. Because techniques used to sabotage or obtain unauthorized access to systems evolve continuously and frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative counter-measures. In addition to advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or other risks can result in the compromise or breach of our websites or our apps. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, user data or personal information could be stolen or misused, which could expose us to penalties or other administrative actions, time-consuming and expensive litigation and negative publicity, materially and adversely affect our business and reputation and deter potential users from using our products and financial institution partners from cooperating with us, any of which would have a material adverse impact on our results of operations, financial condition and business prospects.

Data Security

●	In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in terms of economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate level of protection measures are required to be taken for each respective category of data. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body or law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC government authorities. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review (2021 Revision), which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or network platform operators that carry out data processing activities must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.
●	On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. It is also unclear what constitutes “outbound data transfer.” These bring more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.

●	In November 2021, the CAC released the Measures of Regulations on the Network Data Security Administration (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (iii) listing in Hong Kong which affects or may affect national security; or (iv) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations on Network Data Security has not been formally adopted, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.
●	On December 8, 2022, the MIIT promulgated the Measures for Data Security Management in the Industrial and Information Technology Sector (Trial), or the Measures for Data Security Management, which came into effect on January 1, 2023. The Measures for Data Security Management stipulate that industrial and telecoms data processors shall implement hierarchical management of industrial and telecoms data, which will be classified into three levels according to the relevant regulations: general data, important data and core data. The Measures for Data Security Management also stipulate certain obligations of industrial and telecoms data processors in relation to the implementation of data security systems, key management, data collection, data storage, data usage, data transmission, data provision, data disclosure, data destruction, security audits and contingency planning. Industrial and telecoms data processors shall file their catalogues of important data and core data with the local industrial regulatory authorities for record.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platform operators.
●	In August 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, which took effect on November 1, 2021. The Personal Information Protection Law provides the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to a person’s safety or property, including information on biometric characteristics, religious beliefs, specific identities, medical health, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. It also enhances the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations and any changes in the enforcement or interpretation of such laws and regulations.

●	On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms shall be carried out by relevant regulators, and such relevant regulators shall conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. On December 31, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation.

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

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In light of the fact that laws and regulations on cybersecurity, data privacy and personal information protection are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. For example, in July 2021, our 360 Jietiao app was temporarily taken offline by the CAC for the purpose of optimizing product design and offering enhanced user data privacy protection, during which period new downloads were suspended. Our 360 Jietiao app was restored to app stores for downloads in August 2021 after being tested and verified by CAC. We believe the temporary takedown of 360 Jietiao app did not and will not have a material adverse impact on our business operations. However, we cannot assure you that the authorities will not require further system and data privacy protection enhancements in the future as technologies, standards and regulatory environments continue to evolve, in which case our operations may be interrupted or adversely affected. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny.

Credit and other information that we receive from third parties about borrowers may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. We currently cannot reliably determine whether borrowers have outstanding loans through other online platforms at the time they obtain a loan from us even though we adopt certain investigation measures. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other online platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make repayments on his or her loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally and could result in the financial distress or insolvency of the borrower. Meanwhile, if the price of the quality data on which we run our algorithms increases, we may not get access to the quality information at the same cost in the future. We may be forced to run our algorithms on fewer quality data, iterate our algorithms or pay more for quality information in the future, any of which may adversely affect our results of operations.

If we are unable to maintain or increase the volume of loans facilitated through our platform, our business and results of operations will be adversely affected.

The loan facilitation volume through our platform has grown rapidly since our inception. As of December 31, 2022, we had cumulatively facilitated approximately RMB1,342.7 billion (US$194.7 billion) of loans. To maintain the high growth momentum of our platform, we must continually increase the loan facilitation volume by retaining current borrowers and attracting more borrowers, which in turn depends on our ability to acquire users and to offer a diversified loan product portfolio at reasonable costs that address the capital needs of consumers and SMEs in consumption and other life and business settings. We intend to continue to invest resources to our user acquisition efforts, and develop and refine loan products facilitated by us. If there are insufficient qualified loan requests, the loan facilitation volume through our platform may decrease, which may in turn negatively affect the growth of our business and our relationships with our financial institution partners.

The overall volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers relative to the market rates, the efficiency of our credit assessment process, availability of our financial institution partners, the macroeconomic environment and other factors. In connection with the introduction of new products or response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our loan facilitation volume. If we are unable to attract qualified borrowers or if borrowers do not continue to participate in our platform at the current rates, we might be unable to increase our loan facilitation volume and revenue as we expect, and our business and results of operations may be adversely affected.

If our collaboration with 360 Group is terminated or otherwise becomes limited, restricted, curtailed, less effective or more expensive in any way, or if we cannot benefit from the brand recognition or business ecosystem of 360 Group as we do, our business may be adversely affected.

We have established a strategic partnership with 360 Group, one of our affiliates, and we collaborate across multiple areas of our business. This strategic partnership has contributed to the growth of our revenue, particularly in the early stage of our business, and we believe that it will continue to contribute to our growth. We have entered into a framework collaboration agreement with 360 Group, setting out the terms of collaboration, especially those related to cloud service and security, user traffic support, and trademark licensing. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with 360 Group.” In particular, we have been authorized by 360 Group to use its brand “360,” which allows us to benefit from 360 Group’s strong brand recognition in certain aspects of our business, such as user acquisition, at the early stage of our development. Further, as the strategic partner of 360 Group, we benefit from its business ecosystem as well. For example, our collaboration with Kincheng Bank of Tianjin Co., Ltd., or Kincheng Bank, whose largest shareholder is 360 Group, provides us with opportunity to introduce innovative cooperation arrangements with potential financial institution partners.

We cannot assure you that we will continue to maintain the same level of collaboration with 360 Group on the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms, neither can we guarantee that our collaboration with 360 Group will not be terminated by 360 Group or otherwise become limited, less effective or more expensive, which are subject to many factors beyond our control, such as legal requirements and 360 Group’s business condition, plans and strategies. For example, as 360 Group is a public company listed on the Shanghai Stock Exchange in China, it is subject to relevant PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire. It came to our attention that, in May 2020, The Bureau of Industry and Security (BIS) of the U.S. Department of Commerce amended the Export Administration Regulations (EAR) by adding twenty-four entities, including Qihoo 360 Technology Co., Ltd. and Qihoo 360 Technology Company to the Entity List. As a result, exports or reexports from the U.S. and in-country transfers in the U.S. to these two entities will face additional license requirements, and the availability of most license exceptions is limited. Currently, the inclusion of these two entities into the Entity List has not had a material adverse effect on our collaboration with 360 Group or on us and we have not had any dealings with these two entities. Additionally, it came to our attention that 360 Security Technology Inc. was named in the list of entities identified as “Chinese military companies” operating directly or indirectly in the United States in accordance with Section 1260H of the National Defense Authorization Act for fiscal year 2021, which was released by the U.S. Department of Defense on October 5, 2022. Currently, such inclusion had not had any material adverse effect on our collaboration with 360 Group or on us. However, we cannot rule out the possibility that additional restrictions of different nature may be imposed on 360 Group or its affiliates in light of the changes in international trade policies and rising political tensions between the U.S. and China in the past few years. See also “—Risks Related to Doing Business in China—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” If we are unable to maintain the same level of collaboration with 360 Group, or if we cannot benefit from the brand recognition or business ecosystem of 360 Group as we do, our business may be adversely affected, especially in the aspects of cost and efficiency of user acquisition.

Our access to sufficient and sustainable funding at reasonable costs cannot be assured. If we fail to maintain collaboration with our financial institution partners or to maintain sufficient capacity to facilitate loans to borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.

The growth and success of our future operations depend on the availability of adequate funding to meet borrowers’ demands for loans on our platform. To maintain sufficient and sustainable funding to meet borrower demands, we need to keep expanding the network and securing a stable stream of funds from our financial institution partners.

The availability of funding from our financial institutional partners depends on many factors, some of which are beyond our control. Changes in the macroeconomic environment may impact the funding costs and the terms of our agreements with financial institution partners, and we may not be able to obtain sufficient and sustainable funding from them if the funding cost increases significantly. In addition, our competitors in the Credit-Tech industry may offer better terms to attract financial institutions away from us. We may not be able to maintain long-term business relationships with financial institution partners in this evolving market. For the year ended December 31, 2022, our top five financial institution partners contributed around 35.1% of total funding for the loans we facilitated2. Our financial institution partners typically agree to provide funding to borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our users’ loan requests are usually approved if they fall within the parameters set agreed upon by us and our financial institution partners, our financial institution partners may implement additional requirements in their approval process outside of our control. Thus, there is no assurance that our financial institution partners could provide reliable, sustainable and adequate funding, because they could either decline to fund loans facilitated on our platform or decline to renew or renegotiate their participation in the funding programs.

Note:

[2]	Does not include loans facilitated under ICE or risk management SaaS.

In addition, if PRC laws and regulations impose more restrictions on our collaboration with financial institution partners, these financial institution partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of financial institution partners. Pursuant to Internet Loans Interim Measures and the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Standardizing the Internet Loans Business of Commercial Banks, or the Internet Loans Circular, regional banks that carry out online lending business shall serve local customers, and are not allowed to conduct the online lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conduct business primarily online as well as meet the other conditions prescribed by the CBIRC. If we fail to effectively match regional banks with sufficient local borrowers, we may lose them as funding sources, in which case our results of operations and profitability could be materially and adversely impacted. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution partners, our collaboration with our financial institution partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

For example, on December 31, 2021, the PBOC and six other departments jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for comments) (the “Draft Online Marketing Measures”), which regulate online marketing of financial products by financial institutions or internet platform operators entrusted by such financial institutions. The Draft Online Marketing Measures prohibit third-party online platform operators from being involved in the sale process of financial products in a disguised way without the approval of financial regulatory authorities, including but not limited to interactive consultation with consumers on financial products, suitability assessment of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business. Our PRC legal counsel is of the view that these measures have not been formally adopted and currently do not affect our business and operations. If these measures were to be adopted in the current form, we may no longer be able to display financial products in current format on our mobile app to conduct online marketing, which may have a material adverse impact on our business, results of operations and future prospects. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with relevant regulations.

We cannot assure you that our efforts to diversify funding sources would be successful or funding sources for the loans we facilitate will remain or become increasingly diversified in the future. If we become dependent on a small number of financial institution partners and any of them decide to not collaborate with us, change the commercial terms to the extent unacceptable to borrowers or limit the funding available on our platform, such constraints may materially limit our ability to facilitate loans and adversely affect borrower experience. Any of these occurrences could materially and adversely affect our business, financial condition, results of operations and cash flows.

Furthermore, we partner with Kincheng Bank, whose largest shareholder is 360 Group, across a full spectrum of services. Our collaboration with Kincheng Bank provides us the opportunities to explore and introduce innovative cooperation arrangements with potential financial institution partners. As of December 31, 2022, Kincheng Bank was our largest financial institution partner by outstanding loan balance. If Kincheng Bank is acquired by a third party not affiliated with us, or if its business, financial conditions or reputation deteriorates, we may not be able to maintain our current collaboration with it on reasonable terms or at all.

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

According to our cooperative arrangement with trust companies and asset management companies, each trust and asset management plan had a specified term. Financial institution partners invested in such trusts or asset management plans in the form of trust or asset management units, which entitled the financial institution partner to the return on investment with each unit. We were designated as the service provider for the trusts and asset management plans. If a credit application was approved, credit drawdown would be funded by the trusts or asset management plans to borrowers directly subject to the independent credit review of such trust companies or asset management companies. These trusts and asset management plans were identified as the lender under the loan agreements with borrowers. The trust and asset management plan remitted to the financial institution partners investment returns pursuant to the terms of the trust and plan that reflected funds initially provided by the financial institution partners. The investment gains would be distributed to the trust or asset management plan based on the actual loan interest. The trust company or asset management company, as appropriate, was responsible for administering the trust and was paid a service fee.

In 2022, trusts with total assets of RMB9.2 billion (US$1.3 billion) were set up to invest solely in loans on our platform. For the majority of the trusts, we are considered the primary beneficiary and thus consolidate such trusts’ assets, liabilities, results of operations and cash flows. Although we have not been part of the fund-raising process by the trusts, we cannot assure you that our provision of services to the trusts will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of loans facilitated by us and affect our results of operations.

If our attempts to explore alternative funding initiatives were deemed to violate PRC laws and regulations, our business could be materially and adversely affected.

We have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of ABSs. As of December 31, 2022, we had cumulatively issued ABSs of RMB18.5 billion (US$2.7 billion). In addition, our shelf registration of ABSs with a total value of issuance amounting to RMB17.4 billion has been approved by the Shanghai Stock Exchange and Shenzhen Stock Exchange as of December 31, 2022. Pursuant to the Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and its supporting rules and relevant laws and regulations (“Enterprise Asset Securitization Regulations”), an institution is entitled to establish an ABS plan as an originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flows in compliance with relevant laws and regulations. However, the issuance of ABSs is subject to a variety of requirements under the relevant Enterprise Asset Securitization Regulations in the PRC, such as managers are required to be a securities company or a subsidiary of fund management company and the assets of the ABS plan shall be placed under custody of a commercial bank with the relevant business qualifications, or an asset custodian organization recognized by the CSRC. The laws and regulations applicable to ABS are still developing, and it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the rapidly evolving Credit-Tech industry in which we operate. In addition, we rely on trust companies and other parties we collaborate with to secure the successful issuance of the ABSs. If our collaboration with such parties is interrupted or affected, our ability to utilize the remaining approved quota of issuing such ABS may be materially limited. If our attempts to issue ABSs under the current quota is limited, or our attempts to seek further approval on additional quota in ABS is rejected, our capability to secure funding with lower comprehensive cost may be limited, and our business and financial condition may be adversely impacted. During the validity period of the ABS plan, if we cannot maintain reasonable support for normal business activities, and provide the requisite assurance for generation of independent and predictable cash flows for the underlying transferred assets, it may have substantial impact on the investment value or price of ABSs.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

The Credit-Tech industry is still new to borrowers in China. Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our products from those of our competitors. Convincing prospective borrowers of the value of our products is critical to increasing the number of transactions for borrowers and to the success of our business. We believe that developing and maintaining awareness of our brand effectively is critical to attracting and retaining prospective borrowers. This, in turn, depends largely on the effectiveness of our user acquisition strategy, our marketing efforts, our collaboration with financial institution partners and the success of the channels we use to promote our platform. If any of our current borrower acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new borrowers in a cost-effective manner or convert prospective borrowers into active borrowers. Our collaboration with market-leading channel partners is essential to our user acquisition efforts. If such collaboration ceases or becomes less effective, for reasons attributable either to us or to our channel partners, we may face instant user acquisition pressure, and may need to incur additional costs to replace such partners for user acquisition, if we could replace them at all. Besides, if some of our channel partners were acquired or controlled by the competitors of 360 Group, our collaboration with such channel partners may be limited or severely and adversely impacted. We may not find new partners to replace our original ones.

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

We need to engage guarantee companies to provide credit enhancement or additional comfort to our financial institution partners, and we recognize guarantee liabilities for accounting purposes. If we fail to source and engage a guarantee company to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate, and our results of operations may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions.

To comply with Circular 141 and the Supplementary Financing Guarantee Provisions, we have engaged guarantee companies to provide credit enhancement to our financial institution partners upon their request, and two of the VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee, obtained the license of conducting guarantee services in 2018 and 2019, respectively. In order to streamline and consolidate the operation of our financing guarantee business, we are phasing out financing guarantees provided by Shanghai Financing Guarantee, which has applied for and was approved by the relevant PRC authority to cancel of its financing guarantee certificate. Even though we use licensed guarantee company controlled by us to provide service to our financial institution partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that the licensed guarantee company under our control could provide satisfactory service to our financial institution partners from time to time, or that we will always be able to source and engage guarantee companies to our financial institution partners’ satisfaction. If we fail to source and engage guarantee companies to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate or even be suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.

As we provide guarantee services through the licensed VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee (before its financing guarantee license was cancelled upon its voluntary application), to our financial institution partners, or back-to-back guarantee to the third-party guarantee companies, we recognize guarantee liabilities at fair value from accounting perspective, which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. As of December 31, 2020, 2021 and 2022, we recorded guarantee liabilities-stand ready of RMB4,173 million, RMB4,818 million and RMB4,120 million (US$597 million), respectively. As of December 31, 2020, 2021 and 2022, we recorded guarantee liabilities-contingent of RMB3,543 million, RMB3,285 million and RMB3,418 million (US$496 million), respectively. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information and we have engaged a third-party independent valuer for the task, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the Credit-Tech industry is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target user base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit assessment and expectations differ from actual circumstances or if the quality of the loans facilitated by us deteriorates, our guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable.

We have a large balance of accounts receivable and contract assets as well as financial assets receivable and loans receivable. As of December 31, 2020, 2021 and 2022, the current portion of our accounts receivable and contract assets, net was RMB2,395 million, RMB3,097 million and RMB2,869 million (US$416 million), respectively, and the non-current portion was RMB308 million, RMB223 million and RMB261 million (US$38 million), respectively. As of the same dates, the current portion of our financial assets receivable, net was RMB3,565 million, RMB3,806 million and RMB2,982 million (US$432 million), respectively, and the non-current portion was RMB645 million, RMB598 million and RMB689 million (US$100 million), respectively. Also as of the same dates, the current portion of our loans receivable, net was RMB7,501 million, RMB9,844 million and RMB15,348 million (US$2,225 million), respectively, and the non-current portion was RMB88 million, RMB2,859 million and RMB3,137 million (US$455 million), respectively. Such receivables and contract assets mainly arise from our on-balance sheet loans and off-balance sheet loans. See “Item 5. Operating and Financial Review and Prospects—On- and Off-balance Sheet Treatment of Loans” for details of the risk taking arrangements for on- and off-balance sheet loans. We have established an allowance for uncollectible receivables and contract assets based on estimates, which incorporates historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. We evaluate and adjust our allowance for uncollectible receivable and contract assets on a quarterly basis or more often as necessary. The related expenses are recorded as “provision for accounts receivable and contract assets,” “provision for financial assets receivable” and “provision for loans receivable.” While our allowance and provision take into account historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual credit risk is difficult to forecast, especially if such risks stem from factors beyond our historical experience, especially unforeseen risk with no historical comparable, such as the recent resurgence of COVID-19. If there is a significant rise in delinquency rate, which was impacted by a number of factors some of which are beyond our control, including the macroeconomic condition of China, or our provisions or allowances are insufficient to cover the credit loss, our business, results of operations and financial condition would be materially and adversely impacted.

If loan products facilitated by us do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We have devoted significant resources to and will continue to put an emphasis on upgrading and marketing our existing loan products and enhancing their market awareness. We may also incur expenses and expend resources up front to develop and market new loan products and financial services that incorporate additional features, improve functionality or otherwise make our platform more attractive to borrowers. New loan products and financial services must achieve high levels of market acceptance in order for us to recoup our investments in developing and marketing them. To achieve market acceptance, it is essential for us to maintain and enhance our ability to match and recommend suitable financial products for prospective borrowers, the effectiveness of our curation process and our ability to provide relevant and timely content to meet changing borrower needs. If we are unable to respond to changes in borrower preference and deliver satisfactory and distinguishable borrower experience, borrowers and prospective borrowers may switch to competing platforms or obtain financial products directly from their providers. As a result, borrower access to and borrower activity on our platform will decline, our services and solutions will be less attractive to financial service providers and our business, financial performance and prospects will be materially and adversely affected.

Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

●	prospective borrowers may not find the features of loan products facilitated by us, such as the prices and credit limits, competitive or appealing;
●	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;
●	borrowers and financial institution partners using our platforms may not like, find useful or agree with the changes we make;
●	there may be defects, errors or failures on our platforms;
●	there may be negative publicity about loan products facilitated by us, or our platform’s performance or effectiveness;
●	regulatory authorities may take the view that the new products or platform changes do not comply with PRC laws, regulations or rules applicable to us; and

●	there may be competing products or services introduced or anticipated to be introduced by our competitors. If our existing and new loan products do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

The AI-powered tools that we deploy may not generate accurate results and thereby may affect our collaboration with financial institution partners. Our deployment of the AI-powered tools is also subject to evolving PRC laws and regulations, and any noncompliance or perceived non-compliance of which may affect our brand, operations and financial positions.

We deploy AI-powered tools, such as Argus Engine, in our loan facilitation and post-loan facilitation services. Any inaccuracies in our credit scoring or risk modeling process due to the deployment of AI-powered tools may cause us not able to recommend prospective borrowers that best fit the financial institution partners’ risk preferences, which, as a result, may be used as a factor for the financial institution partners to evaluate the quality of our services. If that happens, our collaboration with financial institution partners and our business prospects and financial results may be adversely affected. Moreover, our deployment of AI-powered tools is subject to evolving PRC laws and regulations on data security, privacy and cybersecurity, among others. Any non-compliance or perceived non-compliance with the relevant laws and regulations, including any potentially biased or inappropriate decisions made by our AI-powered tools, may subject us to negative publicity, lawsuits or administrative penalties that may adversely affect our brand, operations and financial positions.

We face increasing competition, and if we do not compete effectively, our operating results could be harmed.

The Credit-Tech industry in China is highly competitive and evolving. We primarily face competition from Credit-Tech platforms that target the consumer Credit-Tech market. Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive user base, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. For example, traditional financial institutions may invest in technology and enter into the consumer Credit-Tech market. Experienced in financial product development and risk management, and being able to devote greater resource to the development, promotion, sale and technical support, they may gain an edge in the competition against us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

Our competitors may be better at developing new products, responding to new technologies, charging lower fees on loans and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the Credit-Tech industry in China is fast evolving, prospective borrowers may not fully understand how our platform works. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges.

Furthermore, in response to more stringent PRC laws and regulations regarding cash loans, more Credit-Tech platforms may expand their services and products to scenario-based lending, including partnering with e-commerce platforms, which may drive up the competition among Credit-Tech platforms. Such intensified competition may increase our operating costs and adversely affect our results of operations and profitability. To the extent that our competitors are able to offer more attractive terms to our business partners, such business partners may choose to terminate their relationships with us or request us to accept terms matching our competitors’.

In addition, our competitors may implement certain procedures to reduce their fees in response to the current or potential PRC regulations on interest rates and fees charged by Credit-Tech platforms. Borrowers are generally interest sensitive with less brand loyalty. We may not succeed in maintaining user stickiness if we fail to provide products with competitive prices. If we apply prices below the commercially reasonable level, our results of operations and financial conditions may be adversely impacted. If we are unable to compete with our competitors, or if we are forced to charge lower fees due to competitive pressures, we could experience reduced revenues or our platforms could fail to achieve market acceptance, any of which could materially and adversely affect our business and results of operations.

Our operations have been impacted by the outbreak of COVID-19, which may continue and may adversely affect our financial performance.

Since its hit in early 2020, the COVID-19 has adversely impacted the economy of China and the economic condition of small and micro-sized businesses, especially offline businesses, and to a greater or lesser extent resulted in reduced spending, especially on discretionary consumption. We derive revenue from loan products facilitated through our platform. A reduction in discretionary consumption may adversely affect demand for consumer and SME loan products. In addition, downturn in the economy and previous suspension of business activities across various sectors might cause an increase in default of the loans facilitated through our platform as they are likely to lead to a rise in unemployment and may weaken borrowers’ willingness and ability to repay their debts. The increased defaults could in turn result in enhanced risks and financial losses to our financial institution partners and us. See also “—We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.” As a result, we booked more provisions in 2020 to cope with the deterioration of asset quality of the loan portfolios due to COVID-19 and increased allowances to ensure sufficient coverage of potential defaults on loans facilitated on our platform. In addition, we curtailed our expenses, implemented stringent cost control measures and adopted more conservative user acquisition strategies. The spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. In 2022, restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus, which adversely impacted the credit demand and risk performance. Towards the end of 2022, China began to modify its zero-COVID policy and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities following this change in policy, which affected borrowers’ ability to repay, and there remains uncertainty as to the future impact of this change in policy. Considering the long-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the economy in general, it remains difficult to assess or predict the impact of the COVID-19 on our business or the macroeconomic environment in the future. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of future outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption and greater economic uncertainty, which may impact our business in a materially negative way as demand for credit may drop and borrowers’ ability to repay loans may be weakened. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business and results of operations might be materially and adversely affected.

Our post-facilitation services primarily include collection services for our financial institution partners. We deploy a combination of measures to collect loan repayments, including text messages, mobile app push notices, AI initiated collection calls, human collection calls, emails or legal letters. We also engage certain third-party collection service providers from time to time, particularly after 60 days of delinquency. If either our or our third-party service providers’ collection methods, such as phone calls and text messages, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease.

While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the borrowers or regulatory authorities as harassments, threats or as other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the financial institution partners’ confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan facilitation volume on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

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

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

●	maintain the quality and reliability of our platform;
●	provide users with a superior experience on our platform;
●	enhance and improve our Argus Engine;
●	effectively manage and resolve users complaints; and
●	effectively protect personal information and privacy of users.

Any negative allegation made by the media or other parties about our Company, including, but not limited to our management, business, compliance with law, financial condition or prospects, whether meritless or not, could severely hurt our reputation and harm our business and operating results. As China’s Credit-Tech industry is developing and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s Credit-Tech industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the Credit-Tech industry, such as bankruptcies or failures of other platforms, and especially when such bankruptcies or failures affect a large number of businesses, or negative perception of the industry as a whole, such as that arises from the alleged failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our ability to attract new borrowers. For instance, on March 15, 2019, CCTV’s “315 Night,” a show on consumer rights protection, reported that certain financial products offered by third-party financial service providers on a financing platform allegedly infringed consumers’ rights. The media report may have affected consumers’ perception of the whole Credit-Tech industry, and this perception may, in turn, adversely affect our business and results of operations. Negative developments in the Credit-Tech industry, such as widespread borrower defaults, fraudulent behavior or the closure of other online platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online platforms like ours. As we are the strategic partner of 360 Group, any negative allegation about 360 Group may also have an adverse impact on us. For example, on March 15, 2021, CCTV’s “315 Night” reported certain allegedly false medical advertising that appeared on the 360 Browser that were posted onto the platform by 360 Browser’s advertising agents. As 360 Browser is operated by our affiliate and we share the 360 brand, such an event and its follow-on consequences may negatively impact our reputation and the public’s perception of us. Any of the foregoing occurrences may materially and adversely affect our business and results of operations.

Misconduct by third-party collection service providers may adversely impact our brand, reputation and results of operations.

We adopt different collection channels, including text messages, mobile app push notices, AI-initiated collection calls, human collection calls, emails or legal letters during the collection process. We also outsource our collection to third-party collection service providers from time to time, particularly after 60 days of delinquency. To fulfill the relevant compliance requirements, we have adopted and enforced comprehensive collection policies and procedures, including close monitoring our third-party service providers, to ensure that all our collection practices are in compliance with current laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Credit Assessment—Collection” for more details. However, we cannot assure you that we will be able to identify and deter misconduct by the third-party collection service providers at all times. If any of the third-party collection service providers with which we collaborate commit inappropriate conducts during the collection process, we could be liable for damages or subject to regulatory actions or penalties. Additionally, any misconduct or perceived misconduct in the collection activities by the third-party collection service providers, such as the perception that the collection activities are aggressive, may have a negative impact on our brand and reputation and thereby affect our results of operations.

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

In addition, the current regulatory regime for debt collection in the PRC remains unclear. We cannot assure you that the collection personnel that we employ or collaborate with will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines, penalties, administrative investigations or even criminal liabilities imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations. See also “—Misconduct by third-party collection service providers may adversely impact our brand, reputation and results of operations.”

Furthermore, we rely on certain third-party service providers, such as user acquisition partners, marketing and brand promotion agencies, third-party payment platforms and collection service providers, to conduct our business. We enter into collaboration contracts with fixed terms with such service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or that we can renew such agreements with the terms we desire. Such service providers may also be demanded by their investors not to work with us, or form alliances to seek better terms dealing with us. In addition, if these service providers failed to function properly or terminated the cooperation, we cannot assure you that we could find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations. In the meanwhile, we cannot assure you that third-party service providers would comply with our compliance requirements at all times and would not commit wrongdoings or misconduct especially in carrying out offline marketing and promotions, failure of which may result in us facing user complaints, suffering brand and reputation damages and being subject to administrative actions. Neither can we guarantee that borrowers would not commit wrongdoings or misconduct, which, if occurs, could cause harm to our brand and reputation.

Fluctuations in interest rates could negatively affect our loan facilitation volume.

Most of the loans facilitated through our platform are issued with fixed interest rates. Fluctuations in the interest rate environment may discourage financial institution partners to fund loan products facilitated through our platform, which may adversely affect our business. Meanwhile, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice loan products facilitated by us, these loan products may become less attractive to borrowers.

We are subject to risk of recoverability of deferred tax assets.

As of December 31, 2020, 2021 and 2022, our deferred tax assets amounted to RMB1,399 million, RMB835 million and RMB1,019 million (US$148 million), respectively. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probably that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions, or, negative development of the regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.

If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.

PRC regulations impose sanctions for engaging in internet information services of a commercial nature without having obtained an internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a value-added telecommunications service license, or the VATS license, for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunications business). These sanctions include corrective orders and warnings from the PRC telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the suspension of relevant business and the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of the Credit-Tech industry remains uncertain; it is unclear whether Credit-Tech service providers like us are required to obtain ICP license, or any other kind of VATS licenses. Shanghai Qiyu obtained its ICP license in April 2021 and Fuzhou Microcredit obtained its ICP license in April 2023. If our past practice were deemed to be internet telecommunications business operations without VATS licenses or we were to be required to obtain additional VATS license, the governmental authorities may levy fines up to five times of the illegal income or RMB 1 million, confiscate our income, revoke our business licenses, or require us to discontinue our relevant business, and our business, results of operations, financial condition, and prospects may be materially and adversely affected.

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

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and financial institution partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or financial institution partners, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

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

Aspects of our platform include software covered by open source licenses. Open source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of such terms on our business is somewhat unknown. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. There can be no assurance that efforts we take to monitor the use of open source software to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code will be successful, and such use could inadvertently occur. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

We may be subject to intellectual property infringement claims, which may be costly to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may from time to time in the future become subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our products or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we are ruled against in any of these cases, we may be required to redesign or suspend our services, liable for substantial royalty or licensing fees or incur substantial amounts to satisfy judgments or settle claims or lawsuits. Any of the foregoing occurrences could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation and the price of our securities. For example, the trademarks and trade names we use, “360,” was being challenged by a third party, which claimed that our use of the “360” trademark infringed its rights. In addition, the owner of the “360” trademarks, which is a wholly owned subsidiary of 360 Group, was involved in several legal proceedings, in which the effectiveness of the 360 trademarks was challenged. As of the date of this annual report, the case disputing our right to use the “360” trademarks and trade names has been settled by the parties involved, and the effectiveness of the relevant “360” trademarks registered by 360 Group has been upheld in courts. To prevent the potential disruptive impact these and similar disputes may have on our business and operations, 360 Group has also registered several new 360 trademarks for our use. However, we cannot guarantee that we or 360 Group will not face other proceedings or disputes in connection with the “360” trademarks and tradenames and their use in the future.

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

Any failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may negatively affect our business, results of operations and financial condition.

We have not registered our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed lease agreements. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

Failure to comply with the PRC Social Insurance Law and the Regulation on the Administration of Housing Provident Funds may subject us to fines and other legal or administrative sanctions.

Companies registered and operating in China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Historically, one of our PRC subsidiaries did not complete the housing provident fund registration in a timely manner and engaged a third-party human resources agency to pay social insurance premium and housing provident funds for certain of our employees. In August 2022, we completed the housing provident fund registration for such subsidiary. As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may be deemed to be noncompliant with such laws and regulations in China, which, if occurs, may subject us to obligations to provide additional compensation to our employees, labor disputes or government investigations. As a result, our business, financial condition and results of operations could be adversely affected. There is no assurance that we will not be ordered by the competent labor authorities for rectification and failure to comply with such orders may subject us to administrative fines.

Some of the loans facilitated through our platform are funded by and disbursed indirectly through trusts under trust arrangements among financial institution partners, trust companies and us. If all or part of the funds in the trusts are not disbursed to borrowers as loans and the funds in the trusts do not generate the expected returns to the financial institution partners within a specified time frame, we could be obligated to make up the difference between the expected return and the actual return. As a result, our financial conditions may be adversely affected.

As mutually agreed upon by us and a small number of financial institution partners pursuant to their internal business requirements and procedures, some of the loans facilitated through our platform are funded by and disbursed indirectly through trusts, which also provide us with more flexibility to utilize the funds from the trusts for loan facilitation within the specified time frame and are in line with the industry norms. For such trust arrangements, we assume variable economic benefits or losses of the trusts. Because the financial institutions partners are typically entitled to receive repayment of the funds initially provided plus return from the trusts under the trust arrangements, if all or part of the funds in the trusts are not disbursed to borrowers as loans and do not generate the expected return to the financial institution partners within a specified time frame, we could be obligated to make up the difference between the expected return and the actual return to the financial institution partners. For the years ended December 31, 2020, 2021 and 2022, there had been no such cases. However, we cannot assure you that we will not be obligated to make up any such difference in the future. If the foregoing occurs in the future, our financial conditions may be adversely affected.

Our business depends on the continued efforts of our management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our management, particularly the executive officers named in this annual report and teams in charge of our risk management and product development, as well as collaboration with financial institution partners. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that no member of our management team will join our competitors or form a competing business, or disclose confidential information to the public. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our class A ordinary shares and/or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our quarterly results may fluctuate and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenue, operating cost and expenses, net (loss)/income and other key metrics may vary in the future due to a variety of factors, some of which are beyond our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our class A ordinary shares and/or ADSs.

In addition, we may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as borrowers typically use their borrowing proceeds to finance their personal consumption needs. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

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

We and certain of our current and former directors or officers were, and in the future may be, named as defendants in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We and certain of our current and former directors or officers were named as defendants in a putative shareholder class action filed in federal court, captioned In re 360 DigiTech, Inc. Securities Litigation, No. 1:21-cv-06013 (U.S. District Court for the Southern District of New York, amended complaint filed on January 14, 2022). This case was purportedly brought on behalf of a class of persons who purchased our securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in our public disclosure documents in connection with our compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, we filed a motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on May 31, 2022. In July 2022, the Court granted our motion to dismiss the Amended Complaint without prejudice, and granted Plaintiffs leave to replead by September 26, 2022. On September 26, 2022, Lead Plaintiff notified the Court that he does not intend to file a Second Amended Complaint. The court entered an order of judgment in favor of Defendants in September 2022, and Plaintiff’s deadline to appeal the judgment has now lapsed. We consider the case to effectively be closed. We may also face new legal proceedings, claims and investigations in the future. The existence of such cases and any adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our class A ordinary shares and/or ADSs. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our Company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our investments in and capital supports to the joint venture company that we established for the construction of our regional headquarter and affiliated industrial park may occupy a portion of our working capital.

In October 2020, we established Shanghai 360 Changfeng Technology, Co., Ltd., or 360 Changfeng, a joint venture company in Shanghai, China through Shanghai Qiyu, to build our regional headquarters and the affiliated industrial park for our future operations. Currently, we hold 70% of the equity interests in 360 Changfeng and are the controlling shareholder, with the remaining 30% held by an independent third party. We have consolidated the financial condition and results of operations of 360 Changfeng on our financial statements beginning in the fiscal year of 2021 and it became our consolidated subsidiary. The construction project that the joint venture company operates is capital intensive. Pursuant to the joint venture agreement, the shareholders of the joint venture company will contribute initial funding for the acquisition of land use rights, while funds required for subsequent developments will be mainly supplied through external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. As of December 31, 2022, a total of RMB1.0 billion were provided by the shareholders to acquire land use rights, of which RMB0.3 billion was funded by the independent third party. Additionally, 360 Changfeng has entered into a facility agreement with a commercial bank in China to finance its operations and the construction project, pursuant to which the commercial bank agreed to extend a loan facility in an aggregate amount of up to RMB1.0 billion, and required the subsidiary’s registered capital to be paid in the same proportion of the total facility used. Currently, our investments in and capital supports to 360 Changfeng have not had a material adverse impact on our working capital. However, if 360 Changfeng requires further capital contributions or funding from us in the future, our working capital position could be negatively impacted. In addition, if 360 Changfeng defaults in its repayment obligations in any debt financings, it may incur additional liabilities or be involved in legal proceedings, which may adversely affect our results of operations, cash flow positions and reputations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of the ADSs could be adversely effected.

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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affecting our ability to provide products and services on our platform.

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

Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. Although the Administrative Rules on the Foreign-invested Telecommunications Enterprises recently promulgated by the State Council in May 2022 lifted the prior requirement that the primary foreign investor in a foreign invested value-added telecommunications enterprise must have a good track record and operational experience in the value-added telecommunications industry, there remain restrictions on foreign investments in value-added telecommunication businesses. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Negative List (2021), which became effective on January 1, 2022 and replaced the negative list in the Special Management Measures for the Access of Foreign Investment (2020 version), and other applicable laws and regulations.

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises. Therefore, we operate our Credit-Tech businesses in China through our VIEs and their subsidiaries, in which we have no ownership interest. Our PRC subsidiaries have entered into a series of contractual arrangements with our VIEs and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” One of our VIEs, Shanghai Qiyu, has been operating our Credit-Tech business, including, among others, operations of our 360 Jietiao since its incorporation and has obtained and held the ICP license according to relevant PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment Restrictions—Regulations on value-added telecommunications services.” The subsidiary of Shanghai Qiyu, Fuzhou Microcredit, which also provides loans through 360 Jietiao, has obtained a micro-lending license from the relevant competent local authorities and an ICP license.

Investors in our class A ordinary shares or ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in our Cayman Islands holding company. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and our Company as a group.

In the opinion of our PRC legal counsel, the Contractual Arrangements are in compliance with PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our Company, our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant government authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our VIEs, revoking the business licenses or operating licenses of our WFOE or our VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offshore offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of our VIEs, or our failure to receive economic benefits from our VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP, and our class A ordinary shares or ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs, which contributed 97%, 92% and 92% of our total net revenue in 2020, 2021 and 2022, respectively.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIEs, and the shareholders of our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, if our WFOE requests the shareholders of our VIEs to transfer their equity interests in our VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.

We may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our Company meet its objectives. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses.

Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.

Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

The Hong Kong Stock Exchange has granted us a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of the listing. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the listing on the Hong Kong Stock Exchange.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of the ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our class A ordinary shares and ADSs. Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little advance notice. The interpretations of many PRC laws, regulations, and rules may contain inconsistencies, the enforcement of which involves uncertainties. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, replaces the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations. We cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the class A ordinary shares and ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the class A ordinary shares and ADSs to significantly decline in value or become worthless.

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

The approval of and filing with the CSRC or other PRC government authorities will be required if we conduct offshore offerings in the future, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009 requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued the Administration Trial Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Administration Trial Measures.

The Administration Trial Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Administration Trial Measures, an overseas offering of equity shares, depository receipts, convertible corporate bond and the listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the principle elements of operations are conducted within or the main places of operations are within the PRC, or senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. According to the Administration Trial Measures, the issuer or its affiliated material domestic company, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on offshore offering and other equivalent offshore offering activities. Particularly, the issuer or its affiliated material domestic company shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offshore offering on the same overseas market within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies and fines on the directly responsible person in charge and other responsible persons. The controlling shareholder or actual controllers of domestic company organize or instruct to engage in the illegal act or conceals relevant matters failing to comply with the filing requirements will be subject to fines. The Administration Trial Measures also sets forth certain regulatory circumstances where offshore offerings and listings by domestic enterprises shall be prohibited. The Administration Trial Measures also come with five guidelines on the interpretation and application of the filing requirements and procedures.

In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on offshore financing. Existing companies are not required to filed immediately, and the subsequent filing matters such as refinancing shall be filed as required. The Q&A also addressed the contractual arrangements and pointed out that the filing management will adhere to the principles of marketization and legalization, and strengthen regulatory coordination, and the CSRC will seek the opinions of the relevant competent authorities for the overseas listing of VIE-structured enterprises that meet the compliance requirements to file, and support the development and growth of enterprises using two markets and two resources. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. There are uncertainties with respect to the application and enforcement of the newly published measures. We will closely monitor and assess any relevant legislative and regulatory development and prepare for filing when necessary.

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and offering shall be carried out in the manner in compliance with PRC laws and regulations.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOF, jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the Negative List (2021) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Regulations on Network Data Security as well as the filing requirements under the Administration Trial Measures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our class A ordinary shares and ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the class A ordinary shares offered. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our class A ordinary shares and ADSs.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct an investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to the ADSs and Our Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the PRC National People’s Congress, or the NPC, approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and has become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in certain areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors are required to submit information relating to their investments to the Ministry of Commerce of the PRC, or the MOFCOM, or its local branches.

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

According to relevant PRC laws and regulations, an enterprise must obtain a value-added telecommunication business license to operate a value-added telecommunication business. Our online platform, 360 Jietiao, operated by Shanghai Qiyu, one of our VIEs, obtained its ICP license in April 2021. The subsidiary of Shanghai Qiyu, Fuzhou Microcredit obtained its ICP license in April 2023. Nevertheless, it is uncertain if Fuzhou Microcredit or Shanghai Qiyu may be required to obtain additional value-added telecommunications business licenses. See also “—If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

The SAFE issued the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Policy for Foreign Exchange Control of Capital Accounts, or Circular 2, on January 10, 2014, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. Circular 2 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. In addition, the PBOC and the SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other government authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long-term loan to be provided by us to a variable interest entity of our Company must be recorded and registered by the NDRC and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, and the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16, prohibit a foreign-invested enterprise from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by a bank), providing loans to non-affiliated enterprises, or constructing or purchasing real estate not for self-use. This restriction was relaxed, however, in October 2019 since which time non-investment foreign-funded enterprises can make domestic equity investments by converting their foreign exchange capital; provided that such investments should be in compliance with the Negative List (2021) and other relevant PRC laws and regulations.

SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China the net proceeds from our securities offerings, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our class A ordinary shares and ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our class A ordinary shares and ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our class A ordinary shares and ADSs.

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, our Company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the shareholders of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In recent years, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process were put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

The SAFE promulgated the SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our Company, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

The State Taxation Administration of the PRC, or the STA, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the STA issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day management is in the PRC, and operation management performs its duties in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiaries could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of the ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the STA, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our Company by non-resident investors.

In February 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. STA Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of STA Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our Company is transferor in such transactions, and may be subject to withholding obligations if our Company is transferee in such transactions under STA Bulletin 7. For transfer of shares in our Company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Bulletin 7. As a result, we may be required to expend valuable resources to comply with STA Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to the ADSs and Our Class A Ordinary Shares

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our global offering in Hong Kong in November 2022 and the trading of our class A ordinary shares on the Hong Kong Stock Exchange commenced on November 29, 2022 under the stock code “3660.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing on the Hong Kong Stock Exchange, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Codes on Takeovers and Mergers and Share Buybacks issued by the Securities and Futures Commission of Hong Kong, or the Takeovers Codes, and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO. As a result, we currently adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and memorandum and articles of association and our incurring of incremental compliance costs.

The trading prices for our listed securities have been and are likely to continue to be volatile.

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely due to factors beyond our control. In 2022, the trading prices of the ADSs ranged from US$9.47 to US$23.23 and the trading price of our class A ordinary shares has ranged from HK$50.00 to HK$83.05 per share. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States and/or in Hong Kong in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States and/or Hong Kong in general, which consequently may impact the trading performance of our class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our class A ordinary shares and/or ADSs.

In addition to the above factors, the price and trading volume of our listed securities may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;
●	deterioration of the collaboration relationship with 360 Group;
●	conditions in the Credit-Tech industry;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other Credit-Tech platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates among Renminbi, the Hong Kong dollar and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our class A ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our class A ordinary shares and/or ADSs or publish inaccurate or unfavorable research about our business, the market price for our class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our class A ordinary shares and/or ADSs to decline.

Techniques employed by short sellers may drive down the market price of our class A ordinary shares or ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding relevant issuers and their business prospects in order to create negative market sentiment or momentum and generate profits for themselves after selling securities short.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our class A ordinary shares or ADSs could be greatly reduced or rendered worthless.

The different characteristics of the capital markets in Hong Kong and the United States may negatively affect the trading prices of our class A ordinary shares and/or ADSs.

We are subject to Hong Kong and United States regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our class A ordinary shares and the ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of the ADSs may not be indicative of the trading performance of our class A ordinary shares.

Exchange between our class A ordinary shares and the ADSs may adversely affect the liquidity and/or trading price of each other.

The ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our class A ordinary shares may deposit class A ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on Nasdaq may be adversely affected.

The time required for the exchange between our class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which the ADSs and the class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of class A ordinary shares in exchange for ADSs or the withdrawal of class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

Although we have adopted a quarterly dividend policy since November 2021, we cannot assure you that our existing dividend policy will not change in the future or the amount of dividends that you may receive, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any fiscal quarter and, therefore, you may need to rely on price appreciation of our class A ordinary shares and/or ADSs as the sole source for return on your investment.

On November 15, 2021, our board of directors approved a quarterly cash dividend policy. Under the policy, we intend to declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of our net income after tax for such quarter. The determination to make dividend distributions and the exact amount of such distributions in any particular quarter will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors.

Despite a regular dividend policy being in place, before any dividend is declared and paid for any fiscal quarter, we need to have enough profits to justify such declaration and payment, or we need to have sufficient reserves set aside from profits previously generated that our board of directors determines are no longer needed. In addition, we must be able to pay our debts as they fall due in the ordinary course of business immediately following the dividend payment. We cannot assure you that we will be able to meet all of such conditions to enable dividend declaration and payment in compliance with laws. Even if our board of directors decides to declare and pay dividends, the timing and amount of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, the amount of dividends that you may receive is uncertain and subject to change.

Furthermore, our regular dividend policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our dividend policy in the future. Accordingly, you should not rely on your investment in our class A ordinary shares and/or ADSs as a source for any future dividend income and the future return on your investment in our class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our class A ordinary shares and/or ADSs. There is no guarantee that our class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the class A ordinary shares and/or ADSs. You may not realize a return on your investment in our class A ordinary shares and/or ADSs and you may even lose your entire investment in our class A ordinary shares and/or ADSs.

Holders of ADSs are limited by the terms of the deposit agreement in terms of voting rights, and may not be able to exercise their right to direct the voting of the underlying ordinary shares which are represented by their ADSs.

Holders of ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings, and will only be able to exercise the voting rights which attach to the underlying class A ordinary shares which are represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from the holders of ADSs, if we asked the depositary to solicit such instructions, the depositary will endeavor to vote the underlying class A ordinary shares represented by the ADSs in accordance with such instructions. If we do not instruct the depositary to solicit, the holders of ADSs can still send voting instructions to the depositary and the depositary may, but it is not required, to endeavor to carry out those instructions. The holders of ADSs will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless they withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. If we ask the depositary to solicit ADS holders’ voting instructions in connection with a shareholders’ meeting, we have agreed to give the depositary notice of that meeting and details of the matters to be voted upon at least thirty (30) days prior to the meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our Company to our registered shareholders for convening an annual general meeting is not less than 21 days and 14 days for any other general meeting (including an extraordinary general meeting). When a general meeting is convened, there may not be a sufficient advance notice to enable the holders of ADSs to withdraw the underlying class A ordinary shares which are represented by the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow them to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of ADSs from withdrawing the underlying class A ordinary shares which are represented by their ADSs and becoming the registered holder of such class A ordinary shares prior to the record date, so that the holders of ADSs would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify the holders of ADSs of the upcoming vote and to deliver our voting materials to the holders of ADSs. We cannot assure that the holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying class A ordinary shares which are represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions. This means that the holders of ADSs may not be able to exercise the right to direct the voting of the underlying class A ordinary shares which are represented by the ADSs, and the holders of ADSs may have no legal remedy if the underlying class A ordinary shares are not voted as requested.

The depositary for the ADSs may give us a discretionary proxy to vote our class A ordinary shares represented by the ADSs if the holders of ADSs do not instruct the depositary how to vote such shares, which could adversely affect their interests.

Under the deposit agreement for the ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the underlying class A ordinary shares represented by the ADSs at shareholders’ meetings if the holders of ADSs do not give voting instructions to the depositary as to how to vote the underlying class A ordinary shares represented by their ADSs at a meeting and as to a matter, if:

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

The effect of this discretionary proxy is that, if the holders of ADSs fail to give voting instructions to the depositary as to how to vote the underlying class A ordinary shares represented by their ADSs at any particular shareholders’ meeting, they cannot prevent such underlying ordinary shares represented by their ADSs from being voted at that meeting, provided the other conditions described above are satisfied, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

The deposit agreement may be amended or terminated without the consent from the holders of ADSs.

We and the depositary may agree to amend the deposit agreement without the consent from the holders of ADSs. If the holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

The right of ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to ADS holders in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.

Holders of ADSs may not receive dividends or other distributions on our ordinary shares and may not receive any value for them if it is illegal or impractical to make them available to them.

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them. These restrictions may cause a material decline in the value of the ADSs.

Holders of the ADSs may be subject to limitations on transfer of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon these individuals, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement or relating to our ordinary shares or the ADSs, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that holders of ADSs consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or Hong Kong courts.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. Our memorandum and articles of association also provides that any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open for inspection by a shareholder without charge, provided that we may be permitted to close the register of members in terms equivalent to section 632 of the Companies Ordinance of Hong Kong. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Provisions of our rights agreement could delay or prevent an acquisition of our Company, even if the acquisition would be beneficial to our shareholders.

In June 2022, we implemented a defense mechanism against potential hostile takeovers through a shareholder rights plan pursuant to a rights agreement. The shareholder rights plan will be accounted as dividend in our financial statements. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our Company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding shares. As the shareholder rights plan generally allows shareholders, except for the acquirer who triggers the exercise of Rights, to purchase additional shares at significantly discounted market price, the potential dilution effect is dependent on the number of shares purchased by the acquirer and other factors related to the acquisition, and may not be estimated at this time. In addition, the existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the class A ordinary shares or ADSs.

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our class A ordinary shares and/or ADSs.

Our memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our Company, including a provision that, subject to compliance with the Hong Kong Listing Rules, and provided that for as long as the prevailing Hong Kong Listing Rules restrict us from having a weight voting rights structure, no new class of shares with voting rights superior to those of class A ordinary shares shall be created, grants authority to our board of directors to issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction.

We have granted, and may continue to grant, share incentive awards, which may cause shareholding dilution to our existing shareholders and result in increased share-based compensation expenses.

In May 2018 and November 2019, we adopted our 2018 Share Incentive Plan and 2019 Share Incentive Plan, respectively, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Share Incentive Plan was later amended in November 2019, and the 2019 Share Incentive Plan was later amended in August 2020. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Share Incentive Plan and 2019 Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our Company, restricted shares and restricted share units. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Incentive Plan is 25,336,096. The maximum aggregate number of ordinary shares that may be issued under the 2019 Share Incentive Plan is 17,547,567, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 for four consecutive fiscal years or such lesser amount as determined by our board of directors. As of February 28, 2023, class A ordinary shares underlying the options that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 1,368,030 and class A ordinary shares underlying the options and restricted share units that have been granted and are outstanding under the 2019 Share Incentive Plan amounted to 11,829,464. For the years ended December 31, 2020, 2021 and 2022, we incurred share-based compensation expenses of RMB301 million, RMB254 million, and RMB200 million (US$29 million), respectively. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. Issuance of class A ordinary shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

The sale or availability for sale of substantial amounts of our class A ordinary shares and/or ADSs could adversely affect their market price.

Sales of substantial amounts of our class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs or shares effectively registered with the SEC will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders or investors may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. In particular, a majority of our outstanding shares are held by venture capital or private equity fund investors that are not our affiliates. These shareholders may have varying investment horizons, cash needs and repayment obligations under certain financing arrangements, including one entered into by certain beneficial owners of our shares, who were originally organized and capitalized for the purpose of the privatization transaction of Qihoo 360 Technology Co. Ltd., and may sell their class A ordinary shares in reliance on Rule 144 without volume limitation.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline, which in turn may drive down the price of our class A ordinary shares.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. For example, as a result of becoming a public company, we increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs in obtaining director and officer liability insurance. In addition, we incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We will continually evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We were named as a defendant in a putative shareholder class action lawsuit in the United States, which was dismissed in July 2022. The court entered an order of judgment in favor of Defendants in September 2022, and Plaintiff’s deadline to appeal the judgment has now lapsed. We consider the case to effectively be closed. We may be involved in more class action lawsuits in the future. See “—We and certain of our current and former directors or officers were, and in the future may be, named as defendants in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject U.S. holders of our ADSs or class A ordinary shares to significant adverse United States federal income tax consequences.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, investments and other passive assets), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the class A ordinary shares or ADSs and on the receipt of distributions on the class A ordinary shares or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our class A ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our class A ordinary shares or ADSs, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the class A ordinary shares or ADSs. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive foreign investment company considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive foreign investment company rules.”

ITEM 4 INFORMATION ON THE COMPANY

A.          History and Development of the Company

Since inception, our Company has been operating the Credit-Tech platform in China which enables an effective match between credit demand and supply by offering Credit-Tech services. As a spin-off from the 360 Group, we started operating independently in July 2016, when Shanghai Qibutianxia (formerly known as Beijing Qibutianxia Technology Co., Ltd.) incorporated Shanghai Qiyu.

In March 2017, Fuzhou Microcredit was founded and obtained the approval to conduct online micro-lending business. In June 2018, Fuzhou Financing Guarantee was founded and obtained the license to provide financing guarantee services.

In April 2018, we were incorporated in the Cayman Islands as an offshore holding company under our former name, 360 Finance, Inc., to facilitate our financing and offshore listing on Nasdaq. In May 2018, all shareholders of Shanghai Qibutianxia adopted a unanimous resolution to reorganize for offshore listing and determine to spin off the Credit-Tech service, micro-lending as well as related financing guarantee businesses, which were operated by Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee, all of which are VIEs. We conduct our business in the PRC through our subsidiaries and variable interest entities.

During the reorganization process we issued ordinary shares and preferred shares to the beneficial owners of Shanghai Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. In addition, we have incorporated a wholly-owned subsidiary, HK Qirui, as our offshore holding company in Hong Kong and further incorporated a wholly-owned subsidiary in China, Shanghai Qiyue, which is also referred to as our WFOE in this annual report. Our WFOE has entered into a series of contractual arrangements with Shanghai Qiyu, Fuzhou Microcredit, and Fuzhou Financing Guarantee and their respective record shareholders. These contractual arrangements enable us to exercise effective control over our VIEs; receive substantially all of the economic benefits of our VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For risks and uncertainties associated with this structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIEs, we will be regarded as the primary beneficiary of our VIEs, and may treat them as our consolidated affiliated entities under U.S. GAAP. Accordingly, we will be able to consolidate the financial results of our VIEs in our combined and consolidated financial statements in accordance with U.S. GAAP.

In May 2018, we officially launched the capital-light model.

In June 2018, Fuzhou Financing Guarantee was established and later obtained the license to provide financing guarantee services.

In September 2018, we issued an aggregate of 24,937,695 series B preferred shares to several investors in a private placement transaction and raised US$203.5 million.

In December 2018, our ADSs commenced trading on the Nasdaq Global Market under the symbol “QFIN.” We raised from our initial public offering approximately US$43.3 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

In January 2019, Shanghai Financing Guarantee obtained the license to conduct financing guarantee business. In order to streamline and consolidate the operation of our financing guarantee business, we plan to conduct all of our financing guarantee business through Fuzhou Financing Guarantee and are phasing out financing guarantees provided by Shanghai Financing Guarantee. Shanghai Financing Guarantee has been approved by the relevant PRC authority to cancel its financing guarantee certificate, and such certificate has been returned to the relevant PRC authority for cancellation.

In May 2019, we won the Achievement in Credit Risk Management Award given by the Asian Banker.

In July 2019, we completed a follow-on public offering of ADSs by certain selling shareholders. Through the follow-on offering the selling shareholders sold an aggregate of 9,609,000 ADSs at the price of US$10.00 per ADS. Net proceeds to the selling shareholders, after deducting underwriting commissions and before expenses, amounted to approximately US$92.7 million. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

In August 2019, we launched the Intelligence Credit Engine (ICE), an open platform that offers financial institution partners intelligent marketing services.

In September 2019, we were approved by the PBOC to access the Credit Reference Center.

In October 2019, we were the first group to join the anti-fraud alert platform led by the MPS.

In June 2020, we were among the first group to pass the filing with National Internet Finance Association of China for mobile finance app.

In June 2020, we launched our innovative “embedded finance” model.

In August 2020, we changed our name to 360 DigiTech, to better reflect our focus on technology empowerment.

In November 2020, the ADSs were transferred from the Nasdaq Global Market to begin trading on the Nasdaq Global Select Market.

In February 2021, we obtained the ISO/IEC 27001:2013 certificate in recognition of our information security management system.

In July 2021, we were awarded “China’s Best Credit-Tech Services”, “China’s Best Implementation in Anti-Fraud Technology of the Year” and “China’s Best Technological Implementation in Risk Data and Analysis of the Year” at the China Country Awards 2021 by The Asian Banker.

In November 2021, we were awarded “New Champions 2021 – Excellence in agile business governance” by the World Economic Forum, being Asia’s only award-winning corporation at the New Champion Awards 2021.

In January 2022, we obtained the ISO/IEC 27701:2019 certificate in recognition of our privacy information management system.

In November 2022, we completed our public offering in Hong Kong and the trading of our class A ordinary shares on the Hong Kong Stock Exchange commenced on November 29, 2022 under the stock code “3660.” We offered in aggregate of 5,540,000 Class A ordinary shares in the global offering (the “Global Offering”). We raised from the Global Offering approximately HK$211.0 million, after deducting underwriting fees and other offering expenses. Immediately upon the completion of our secondary listing on the Hong Kong Stock Exchange, all the then-outstanding class B ordinary shares converted into class A ordinary shares on a one-for-one basis pursuant to the conversion notice delivered by Aerovane Company Limited to the Company. As a result, no class B ordinary shares of us were issued or outstanding upon that conversion.

On March 31, 2023, we held an extraordinary general meeting and (i) varied and amended our authorized share capital by (a) re-designating and re-classifying all authorized Class B ordinary shares as Class A ordinary shares each on a one-for-one basis and (b) re-designating and re-classifying all authorized and unissued shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the memorandum of association and articles of association of the Company as Class A ordinary shares each on a one-for-one basis, (ii) adopted the third amended and restated memorandum and articles of association, and (iii) changed our English name from “360 DigiTech, Inc.” to “Qifu Technology, Inc.” and adopted “奇富科技股份有限公司” as our dual foreign name. As a result of our varied and amended our authorized share capital, we  unwound our dual-class shareholding structure and all the issued shares of our Company (including the class B ordinary shares with super-voting rights) were redesignated  and reclassified into class A ordinary shares which entitle holders to one vote for each share. Previously, under our dual class voting structure, our share capital comprises class A ordinary shares and class B ordinary shares. Each class B ordinary share is entitled to 20 votes, and each class A ordinary share is entitled to one vote on all matters subject to vote at a general meeting of us.

Our principal executive offices are located at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China. Our telephone number at this address is +86 21 5835-7668. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at https://ir.qifu.tech.

B.          Business Overview

Established in 2016, we are a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services, with 360 Jietiao app as our primary user interface. We are dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions, whereby we deploy our technology solutions to help financial institutions identify the diversified needs of consumers and SMEs, effectively access prospective borrowers that are creditworthy through multi-channels, enhance credit assessment on prospective borrowers, and manage credit risks and improve collection strategies and efficiency, among others. With user insights distilled from long-term engagement with users across life and business scenarios enabled by AI and data analytics, our technology solutions empower financial institutions across different stages of the loan lifecycle, enabling them to extend the reach of services and satisfy the financing needs of consumers and SMEs, and deliver to users more accessible credit services. In turn, we primarily derive service fees from our technology solutions to financial institutions. As of December 31, 2022, we had cumulatively facilitated approximately RMB1,342.7 billion (US$194.7 billion) of loans to 27.0 million borrowers. As of the same date, we had 44.5 million users with approved credit lines, accumulatively. With a focus on the consumer Credit-Tech market, we have been gradually expanding our services to the SME Credit-Tech market.

Our Services

We match underserved and unserved users with credit demand to a diversified pool of financial institutions with credit to supply, through both credit-driven services and platform services.

The following table presents our operating data related to credit-driven services and platform services, respectively, for the years ended or as of December 31, 2020, 2021 and 2022:

	For the year ended/ As of December 31,
	2020				2021				2022
	Loan				Loan				Loan
	facilitation		Ending		facilitation		Ending		facilitation		Ending
	volume	%	balance	%	volume	%	balance	%	volume	%	balance	%

	(in RMB millions, except for percentages)
Credit-driven services	177,234	71.8	62,718	68.1	162,878	45.6	64,720	45.6	181,230	43.9	66,907	40.9
Platform services	69,524	28.2	29,357	31.9	194,225	54.4	77,268	54.4	231,131	56.1	96,558	59.1
Total	246,758	100.0	92,075	100.0	357,103	100.0	141,987	100.0	412,361	100.0	163,465	100.0

Credit-driven services

Under the credit-driven services category, we match prospective borrowers with financial institutions and empower financial institutions in borrower acquisition, credit assessment, fund matching and post-facilitation services. Loan products offered under this line of services are, in most cases, funded by our financial institution partners, with the remainder extended by Fuzhou Microcredit, which is licensed to conduct micro-lending business in China. In both cases, we bear credit risks of the loans. For loans extended by our financial institution partners, we provide guarantees against potential defaults. Such contractual guarantee arrangement is underwritten either by the licensed VIEs, or third-party licensed guarantee companies or insurance companies, to which we may provide back-to-back guarantee at their request. With respect to loan facilitation services for loans funded by financial institution partners, we charge service fees directly from our financial institutional partners pursuant to pre-negotiated terms based on the contractual agreements that vary from case to case. Our service fee rate is typically the difference between the loan pricing rate, which is set by the relevant financial institutions, and a fixed rate negotiated between us and the respective financial institutions. For loans funded by Fuzhou Microcredit, we charge borrowers interest fees, which reflects a number of factors including the credit profile of the borrowers, the availability of funding and the associated funding cost, and the tenor of relevant loan products, among others.

Platform services

Our platform services include loan facilitation and post-facilitation services through our capital-light model, intelligent marketing services to financial institution partners under Intelligence Credit Engine, referral services and risk management SaaS. We currently do not take credit risk under platform services. For the years ended December 31, 2020, 2021 and 2022, loans facilitated under our platform services accounted for approximately 28.2%, 54.4% and 56.1% of our total loan facilitation volume respectively.

Capital-light model

We launched the capital-light model in 2018 with the focus on implementing our strategic transition from a traditional risk bearing loan facilitator to a technology enabler. Under the capital-light model, we facilitate transactions between prospective borrowers and our financial institution partners through a suite of technology-enabled services spanning across the loan lifecycle, including borrower acquisition, technology empowerment in credit assessment, and post-facilitation services such as loan performance monitoring and loan collection. Under the capital-light model, we currently provide limited guarantee to certain collaborating insurance companies in the event of bankruptcy and certain financial institution partners pursuant to their internal requirements. Given the nature of such guarantee arrangements and our assessment that the likelihood of bankruptcy to occur with respect to the insurance companies is remote, we believe that such credit risks that we may take under the platform services are negligible. For loans facilitated under the capital-light model, we generate income through service fees charged to financial institution partners according to pre-negotiated terms that vary from case to case. Our service fee rate is typically a certain percentage of the pricing rate that is set by the relevant financial institution partners on the loans to borrowers. As of December 31, 2022, we had cumulatively worked with 59 financial institution partners under the capital-light model.

Intelligence Credit Engine (ICE)

ICE is an open platform that offers financial institution partners intelligent marketing services. For loans facilitated through ICE, we match prospective borrowers with financial institution partners based on comprehensive data analysis and cloud computing technologies, and assist financial institution partners with preliminary credit screening of borrowers, but do not provide advanced credit assessment. We earn pre-negotiated service fees from financial institution partners and do not bear credit risks. Our service fee rate is typically a certain percentage of the pricing rate that is set by the relevant financial institution partners on the loans to borrowers, and the service fee rate is subject to negotiations with the relevant financial institution partners and varies from case to case.

Referral services

Because different financial institution partners prescribe different metrics assigned with various values in granting credit line approvals to prospective borrowers, sometimes, some users fail to match the criteria of, and thereby are not accepted by, our financial institution partners. However, such borrowers may still be within the target borrower group of other online lending companies. To offer better user experience to our users and maximize the value of user traffic on our platform, we provide referral services primarily to other online lending companies in line with industry practice and earn referral fees. We consider referral services to be supplemental in nature to our loan facilitation services. The scale of this line of services is relatively small, and referral fees generated from it fluctuates significantly from period to period.

Risk Management SaaS

In 2020, we began to offer financial institutions on-premise deployed, modular risk management SaaS. Integrated with our credit assessment insights and algorithms as well as other proprietary technologies, our risk management SaaS helps financial institution partners acquire borrowers and improve credit assessment results. Under this model, we typically take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions.

In terms of accounting treatments, under credit-driven services, we either provide guarantees for loans funded by financial institution partners, which are recorded as off-balance sheet loans, or fund loans through trusts and ABSs or Fuzhou Microcredit, which are record as on-balance sheet loans. Under platform services, all loans facilitated through our platform are recorded as off-balance sheet loans. We have a large balance of guarantee liabilities during the years ended December 31, 2020, 2021 and 2022, as we provide guarantees under credit-driven services. We also have a large balance of accounts receivable and contract assets as well as financial assets receivable during the same period, mainly arising from off-balance sheet loans, as well as loans receivable, mainly arising from on-balance sheet loans. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities, and an allowance for uncollectible receivables and contract assets based on estimates that incorporate historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. However, actual losses and credit risks are difficult to forecast. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We need to engage guarantee companies to provide credit enhancement or additional comfort to our financial institution partners, and we recognize guarantee liabilities for accounting purposes. If we fail to source and engage a guarantee company to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate, and our results of operations may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable” and “Item 5. Operating and Financial Review and Prospects—On- and Off-balance Sheet Treatment of Loans.” In terms of revenue recognition, we recognize financing income from on-balance sheet loans over the lifetime of the loans using effective interest method. For the off-balance sheet loans funded by financial institution partners, we recognize revenue from loan facilitation services, revenue from post-facilitation services and revenue from guarantee services (only applicable to off-balance sheet loans facilitated under credit-driven services). Please refer to “Item 5. Operating and Financial Review and Prospects—On- and Off-Balance Sheet Treatment of Loans” and “Item 5. Operating and Financial Review and Prospects—Key Line Items And Specific Factors Affecting Our Results of Operations—Net revenue” for details.

Products offered to users

Our core product offered to users is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our products are provided under the 360 Jietiao brand.

Our engagement with prospective consumer borrowers begins with a credit application which typically takes a few minutes. Once approved by our financial institution partners, a prospective borrower is granted a line of credit, typically with a principal amount ranging from RMB1,000 to RMB200,000, for drawdowns based on specific needs with an amount typically between RMB500 and RMB200,000. Prospective borrowers with good credit standing may be granted a higher credit line of up to RMB300,000 for different consumption needs. The average single drawdown amount in 2022 was RMB8,518 (US$1,235). When an approved borrower makes a drawdown request, we perform preliminary credit assessment on such borrower to ensure his or her continued qualification for drawdown before the request is transmitted to our financial institution partners for independent final risk assessment and loan disbursement approval. Once a drawdown is approved, a borrower may elect a loan tenor best suited for his or her financial needs, in fixed terms of one month, three months, six months, twelve months, eighteen months, twenty-four months or thirty-six months, to be repaid in monthly installments. The average amount of approved credit line for each borrower in 2022 was approximately RMB13,993 (US$2,029). In the instance where we provide guarantee services, the guarantee services are provided throughout the loan tenor. We are also offering other payment terms such as repayment at any time with a fixed daily interest within one or two months. There is no interest-free period, but we may offer interest-free coupon in certain limited cases as promotional activities to promote borrowers’ interactions with our platform.

Aiming to serve credit needs of SMEs and address their unique risk profiles, we introduced 360 SME (“小微貸”) under the 360 Jietiao brand in late 2020. Currently, our 360 SME portfolio consists of three products, including e-commerce loans, enterprise loans and invoice loans, which offer a line of unsecured credit with high limit and flexible loan tenors targeting credit demands of SMEs in different business settings and at different stages of business development. Once a drawdown is approved, a borrower may elect a loan tenor in fixed terms of one month, three months, six months, twelve months, eighteen months, twenty-four months or thirty-six months, to be repaid in monthly installments. In the instance where we provide guarantee services, the guarantee services are provided throughout the loan tenor. We are also offering other payment terms such as repayment at any time with a fixed daily interest within one or two months. There is no interest-free period, but we may offer interest-free coupon in certain limited cases as promotional activities to promote borrowers’ interactions with our platform.

Total loan facilitation volume made through our platform in 2022 was RMB412.4 billion (US$59.8 billion). The outstanding balance of all loans made through our platform as of December 31, 2022 was RMB163.5 billion (US$23.7 billion). The weighted average contractual tenor of loans facilitated in 2022 was 11.69 months.

Our Service Process and Operation Flow

With the focus on empowering financial institution partners and serving consumers and SMEs, our platform offers services covering the entire loan lifecycle. In particular, we set forth below the service process and operation flow for our end-to-end loan facilitation services under credit-driven services, as well as capital-light model and ICE under platform services, which are the three primary models of services we offer. Credit-driven services and the capital-light model follow the same service process and operational flow from credit line approval to loan drawdown, and differ only in the post-facilitation stage, where under credit-driven services in which we bear credit risks, we make guarantee repayments to our financial institution partners if needed. For ICE, as we provide financial institution partners intelligent marketing services, we mainly conduct preliminary credit screening of prospective borrowers during the credit line approval stage, therefore participating in fewer steps in the loan lifecycle than we do under credit-driven services and the capital-light model.

Stage 1: Credit line approval

Step 1: Paperless credit application. For new users, our service journey begins with such users’ registration of an account on our platform by providing us with certain basic information and authorization to collect other information for fraud detection and credit assessment, among others. The credit application process typically takes a few minutes, after which we initiate a user portrait profiling, fraud detection and credit assessment process.

Step 2: Portrait profiling, fraud detection and credit assessment. We deploy the Argus Engine to build a prospective borrower profile for fraud detection and credit assessment. Drawing on our database, AI-enabled credit assessment system, Argus Engine, and understanding through interactions with a broad user base, we are able to develop a more accurate and comprehensive prospective borrower portrait. Once an applicant passes the fraud detection test, we initiate a comprehensive credit assessment and generate a proprietary credit score for the applicant under credit-driven services and the capital-light model, or conduct only preliminary credit screening under ICE. Under credit-driven services and the capital-light model, following credit assessment, our Cosmic Cube Pricing Model formulates initial pricing recommendation to be provided to financial institution partners based on the overall credit profile of prospective borrowers and other market factors. See “—Credit Assessment” for details of the credit assessment process.

Step 3: Recommendation and matching. Through our workflow system CloudBank, under both credit-driven services and the capital-light model, we then recommend the prospective borrower’s profile along with pricing recommendation to our financial institution partners and share the results of our preliminary credit assessment with them to facilitate their final risk management and credit decision making including loan tenor, approved credit line, and other key terms of a loan product. For ICE, we only recommend prospective borrowers to financial institution partners based on the results of preliminary credit screening, and do not provide pricing recommendations.

Step 4: Final risk management and credit decision by financial institutions. The financial institution partners conduct final risk management and make their credit decisions based on their respective credit process and regulatory guidelines.

Step 5: Notice on credit line approval. Following their final risk management, each financial institution partner will respond to our workflow system indicating approval or rejection, and in the case of approval, their maximum level of credit exposure. Upon receiving the credit approval decision from financial institution partners, we pass such information to prospective borrowers through our platform.

The diagram below illustrates the step-by-step workflow and transaction process at the stage of credit line approval under the credit-driven service and the capital-light model.

For ICE, as we only recommend prospective borrowers to financial institutions after preliminary credit screening, we do not participate in the credit line approval step, and financial institutions offer their own loan products and directly notify the borrowers of their credit approval decision. The diagram below illustrates the step-by-step workflow and transaction process at the stage of credit line approval under ICE.

Stage 2: Loan drawdown

Once a credit line is granted, a prospective borrower may request a drawdown at any time, subject to the credit limit approved by the financial institution partner. Upon receipt of a drawdown request, the Argus Engine conducts a streamlined credit assessment to ensure the prospective borrower’s continued qualification for drawdown and notifies our financial institution partners of the drawdown request, which complete their final risk management and reach a drawdown decision. We undertake to notify the borrower the drawdown decision and the financial institution partner that is matched with the borrower will disburse loan to the borrower. Once the principal of the loan is transferred to the borrower, we recognize revenue from loan facilitation services for services provided to the financial institution partner.

The diagram below illustrates the step-by-step workflow and transaction process at the stage of loan drawdown under the credit-driven service and the capital-light model.

For ICE, although the prospective borrower’s drawdown application is made through our platform, the application is directly sent to our financial institution partner through the application programming interface (API) without us processing of the information in any way. The diagram below illustrates the step-by-step workflow and transaction process at the stage of loan drawdown under ICE.

Stage 3: Post-facilitation services: continual credit profile monitoring and collection

Robust data analytics technologies have enabled us to continuously monitor the credit profiles of borrowers. After a borrower makes a loan drawdown, our Argus Engine tracks his or her borrowing and repayment activities, and automatically adjusts such borrower’s credit profile on an ongoing basis. Borrowers typically make repayments to our financial institution partners through third-party payment platforms rather than through our platform. We recognize revenues from post-facilitation services on a straight-line basis over the term of the underlying loans. We typically collect pre-negotiated service fees (inclusive of fees for loan facilitation services, post-facilitation services and guarantee service fees, if applicable) from financial institution partners on a monthly basis as borrowers make repayments over the term of the underlying loans. The diagram below illustrates the step-by-step workflow and transaction process at the stage of our post-facilitation services under credit-driven services and capital-light model under platform services for cases where repayment is made on time.

If a loan is overdue, the Argus Engine, together with other robust data analytical algorithms, will automatically prescribe an initial collection approach based on borrower profiles. Based on the analysis results, we will first initiate an AI-driven, automated process, including AI-initiated calls and text messages, for collection of the outstanding amount. Thereafter, in-house human collection calls are typically made, along with other automated collection techniques, subject to adjustments. For details of our collection efforts, see “— Credit Assessment—Collection.” For loans under credit-driven services where we take credit risks, we will make guarantee repayments to the financial institution partners if a loan is past due for a certain period subject to the terms of the relevant agreements, after which we will retain any repayment made by the borrower. In the meantime, we will deploy continuous collection efforts, including outsourcing the collection to third-party collection service providers, to collect the delinquent amount, particularly after an extended period of loan delinquency. After notifying the borrower that fails to make repayment over a certain time frame, the financial institution partners would assign their claims to Fuzhou Financing Guarantee or Shanghai Financing Guarantee (before its financing guarantee license was cancelled upon its voluntary application), and Fuzhou Financing Guarantee or Shanghai Financing Guarantee, as obligee, shall acquire the relevant rights related to the claims. For loans under the capital-light model where we do not take credit risks, we, or the third-party collection service providers which are involved at a later stage, will continue to make collection efforts in accordance with agreements with the financial institution partners up to a predetermined point in time. Because we take credit risks and provide guarantee services under credit-driven services and currently do not take credit risks under platform services, the gross fees charged under credit-driven services are generally higher than the fees charged under platform services.

The following diagrams display the step-by-step workflow and transaction process of loan collection under the credit-driven services and the capital-light model.

For loans facilitated under ICE, in the first half of 2022, we also provided very limited collection services to assist financial institution partners based on their special requests.

Credit Demand

User profile

In consumer Credit-Tech market, we target the large and growing Chinese population of users who typically has stable income with promising growth potentials and has greater user lifetime values, but are underserved or unserved by the traditional financial institutions. Prospective borrowers are generally drawn to our platform for supplemental credit solutions.

In the SME Credit-Tech market, our products mainly aim to serve SMEs with an annual operating revenue below RMB5 million, which are typically granted with credit line below RMB1 million. We believe this group of SMEs are unserved or underserved by traditional financial institutions, which typically focus on enterprises with large-scale operations.

We believe we are chosen by our users because of our reputation as a trusted and reliable platform and the convenient, fast, intuitive and transparent user experience that we offer through our platform. We have established a large base of loyal creditworthy users. As of December 31, 2022, we had 44.5 million cumulative users with approved credit lines in the aggregate, among which 63.3% had credit cards and 50.1% were between 25 to 35 years old. Our repeat borrower contribution was 88.7% for the year ended December 31, 2022.

User acquisition

We strive to diversify the network for user acquisition, which currently comprises online advertising on channels operated by leading internet companies, “embedded finance” cooperation with online platforms with heavy user traffic, 360 Group, offline promotions and referral programs with other platforms.

Online advertising

We partner with leading internet traffic platforms to acquire borrowers via online advertising. We are improving our targeted marketing capabilities by leveraging data analytics so that we can place advertisements to intended users who fit into our target borrower profile more effectively. We have also developed analytics algorithms in collaboration with channel partners based on the anonymous user information aggregated from such channel partners so that users of the channel partners with credit needs can be directed to our platform with improved precision and efficiency. We intend to continue optimizing our proprietary AI and data analytics systems and expand the network of channel partners to improve user acquisition efficiency.

Embedded finance model

In 2020, we started cooperating with leading online platforms with heavy user traffic under “embedded finance” model. These platform partners include, among others, leading e-commerce platforms, ride-hailing companies and smart phone companies. Under this model, we embed our credit assessment, data analytics and other proprietary technology solutions within the partnering internet platforms. Therefore, credit services used by end users of our partnering platforms will be ultimately provided by us. Through “embedded finance,” we are able to reach more users effectively while empowering our partnering platforms to improve user experience and further unleash the monetization value of their user base. We have become the Credit-Tech service partner of many leading online platforms, gaining access to a large number of internet users across consumption scenarios for potential conversion into borrowers. As of December 31, 2022, we had partnered with 34 leading online platforms cumulatively and embedded finance has become an important user acquisition channel to us.

360 Group channels

Historically, we collaborated with 360 Group in several aspects of user acquisition. Benefiting from the collaboration, which enables our mobile app to be showcased on 360 Group’s products’ user interfaces, we have been able to connect with 360 Group’s user base. In recent years, however, prospective borrowers acquired from 360 Group has contributed significantly less to our business, as our user acquisition channels continue to diversify.

Offline promotion and borrower referral programs

In the meantime, we conduct offline sales and marketing activities to promote our products and services in specific regions and for specific products. In addition, we continue to acquire new users through borrower referral programs.

Credit Supply

We have a stable and diversified base of funding partners. We primarily rely on our financial institution partners, including national and regional banks and consumer finance companies, to fund our credit products. From time to time, we also fund a small percentage of loans through Fuzhou Microcredit. With sufficient and strong funding commitment from our financial institution partners, we have the flexibility to recommend suitable products to borrowers with different combinations of funding sources depending on market conditions. For the year of 2022, financial institutions including Fuzhou Microcredit accounted for 100% of our total funding.

Financial institutions

Our financial institution partners are mainly national and regional commercial banks and consumer finance companies. The value we add to our financial institution partners includes efficient borrower acquisition through online and offline channels, credit assessment technology empowerment, post-facilitation services and risk-adjusted returns throughout economic cycles, among others. Our technology infrastructure helps enhance financial institution partners’ risk management, providing them with a more seamless and real-time risk management experience.

In certain special cases and as mutually agreed upon by us and a small number of financial institution partners pursuant to their internal business requirements and procedures, some of the loans facilitated through our platform are funded by and disbursed indirectly through trusts, which also provide us with more flexibility to utilize the funds from the trusts for loan facilitation within the specified time frame and are in line with the industry norms.

As of December 31, 2022, we had established partner relationship with a total of 143 financial institutions cumulatively, including national and regional banks and consumer finance companies, across 26 provinces and autonomous regions of provincial level and 68 cities in China.

Fuzhou Microcredit

In March 2017, Fuzhou Microcredit was established, which has obtained the regulatory approval and micro-lending license to originate loans. The sources of funding for the loans funded by Fuzhou Microcredit include its registered capital and profits from its operations. In 2022, RMB19.6 billion (US$2.8 billion) of credit drawdowns on our platform were funded by Fuzhou Microcredit, representing approximately 4.8% of our total funding during such period. All loans funded by Fuzhou Microcredit were recorded on our balance sheet. Currently, Fuzhou Microcredit has a registered capital of RMB5 billion, which has been fully paid.

Alternative funding initiatives

We have explored and expect to continue exploring alternative funding initiatives, which include standardized capital instruments such as the issuance of ABSs. The type of underlying assets in the asset backed special plans includes beneficial rights in trusts and loans receivable. As of December 31, 2022, we had cumulatively issued ABSs of RMB18.5 billion (US$2.7 billion) with a comprehensive cost of funding less than 6.0%. In addition, our shelf registration of ABSs with a total value of issuance amounting to RMB17.4 billion has been approved by the Shanghai Stock Exchange and Shenzhen Stock Exchange as of December 31, 2022.

Credit Assessment

We believe our industry-leading credit assessment capabilities are a key competitive advantage allowing us to expand our business while maintaining consistently solid asset quality of the loan portfolios. Our credit assessment technology solutions are built upon a comprehensive database, a sophisticated credit profiling engine, and an efficient post-facilitation service process. With our technology empowerment, financial institutions conduct core risk management and credit approval independently to achieve better risk management.

Comprehensive database

Large volume of high-quality data is a key factor differentiating Credit-Tech platforms. With users’ consent to our use of their data, we have developed a comprehensive database comprising a large volume of relevant and reliable information including, among others, a user’s credit history, credit lines granted by banks, consumption pattern and past repayment behavior, that are relevant to the assessment of a given user’s credit risk against future borrowing. We develop our database and build user profile primarily with our first-hand and proprietary data. Meanwhile, we also partner with third-party data providers to enrich our database of credit information. For example, we have access to PBOC’s credit reporting system, which allows us to retrieve and submit data on borrowers’ credit profiles.

Credit assessment engine

The success of our business relies on the effectiveness of our credit profiling systems. The “brain” of our credit profiling systems is our Argus Engine. Our Argus Engine integrates user database, AI-powered data analytics, and expert experience based on AI technologies, such as machine learning and deep learning, into comprehensive models. It allows us to effectively recognize and infer the patterns and relationships between information nodes and develop user profiles more accurately without substantial human intervention. For example, our Argus Engine is capable of automatically and continually training its algorithms with data in real life, and iterating and refining the precision of its profiling and decision making across the lifecycle of a loan. In addition, we have equipped the Argus Engine with a number of cutting-edge technologies in the area of AI, including machine learning and deep learning, which enable a more effective screening of fraudulent application and a more precise profile buildup. For example, integrated with visual risk technology under deep learning, our Argus Engine is able to verify the identity of a prospective borrower, denying those applications completed with what it believes to be a false identify, allowing for another layer of effective protection from frauds. For another instance, we have programed large-scale social network (knowledge graph) into our Argus Engine for fraud detection, which empowers us to comprehensively map and reason about connections between our users, and therefore more effectively identify organizational fraudulent behaviors. Leveraging its three core functions of anti-fraud, credit assessment and risk alert, Argus Engine helps us effectively build user profile, conduct overall credit assessment for each prospective borrower and detect frauds, thereby lowering the possibility of loan delinquency.

Behavior analysis and fraud detection

The Argus Engine is deployed to conduct fraud detection and initial credit screening of a prospective borrower, generating an F-Score which is a proprietary metric quantifying potential fraud risks of the borrower. Through our Argus Engine, we seamlessly combine data aggregation with fraud detection capabilities as follows.

●	Identity authentication. We use facial recognition technology and other tools and processes to verify the identity of a prospective borrower, denying those applications with what we believe to be false identities.
●	Blacklist filtering. We maintain a real-time list of suspicious devices and accounts referred to as a blacklist and to which we have automated access. We refer to the blacklist as well as fraud records provided by third-party institutions to filter prospective borrowers with high fraud risks.
●	Telecommunication fraud prevention. Our anti-telecommunication fraud system integrates black or gray list, AI powered source tracking technologies, as well as real time transaction and risk monitoring models. This system enables fraud prevention across the entire lending process, from pre-facilitation borrower acquisition to post-facilitation services. Its telecommunication fraud prevention mechanism features fraud risk alert, fraud interception and post-fraud feedback.
●	Anti-fraud algorithms. We filter prospective borrowers through the use of anti-fraud algorithms based on machine learning:
●	we utilize supervised machine learning processes to learn from known fraud behavior patterns, training our algorithms to develop rules to identify similar patterns and deny suspicious applications;
●	we utilize unsupervised machine learning to run anomaly detection to detect individual and aggregated abnormal patterns for the purpose of identifying unknown fraud behaviors; and
●	we conduct a social network analysis, connecting seemingly unrelated factors to often detected fraud schemes. For example, when a new user uses the same mobile device as that of users A and B to access our services, our social network analysis algorithm is able to automatically catch the high correlations that may exist between the new user and the existing users A and B. If users A and B have been flagged by our system due to previous collaborative fraudulent loan applications, and the same mobile device has been identified as owned by the leader of this fraudulent organization, the social network analysis algorithm is able to conclude that the new user is likely to be a member of the fraudulent organization and subsequently direct the new user for manual verification.

Proprietary credit scoring and risk models

When a credit application is deemed to not represent a fraud risk, it is then subjected to the credit assessment module of our Argus Engine. This module will select and analyze variables associated with a given credit application. The variables that the Argus Engine analyzes are selected based on the perceived risk profiles of the applicants. The Argus Engine ultimately generates an A-Score to quantify an applicant’s credit profile. Prospective borrowers with higher A-Scores typically receive recommendation for higher credit limits. The A-Score is then directed to the Cosmic Cube Pricing Model for pricing.

We conduct credit assessment each time a new borrower requests a drawdown. A-Score is the result of the initial credit assessment performed on an applicant based on his/her credit profile, considering various factors such as financial condition, education, past credit history and social behaviors. Different from A-Score, B-Score is applied to existing borrowers on our platform with more than three months of borrowing history, by monitoring borrower behaviors, such as account, drawdown, repayment, among others. The B-Score replaces the A-Score for the purpose of future credit assessment and re-evaluation. The B-Score is reevaluated each time the borrower applies for a drawdown and at the end of each month. Given that we have high repeat borrower contribution, B-Score, reflecting the latest borrower behavior, plays a relatively more prominent role in our overall credit assessment process.

Based on the B-Score assigned to borrowers, the system adjusts recommendation of their credit line both proactively and in response to the requests made by them. For a given borrower, the request for credit line adjustment can be done no more than once every three months. A typical 15% to 25% increase will be given to the credit line of the borrower if the underlying adjustment is approved.

Real-time risk events monitoring

Leveraging the expansive and complicated relational network of a borrower’s financial connections, Argus Engine can extract the most important information from the massive dataset and determine the borrower’s credit profile. When a borrower makes an online credit drawdown or application, we need to conduct real-time credit assessment, which necessitates the support of a powerful credit profiling engine. As of December 31, 2022, the real-time graph engine was in the fourth generation with more than 2 billion nodes and 64 billion edges. It provides more than 140 million times online calculations daily, mapping first-degree connections in an average of 10 milliseconds, and second-degree connections in an average of 400 milliseconds. Backed by powerful computation, our real-time screening net can accurately identify risks from group fraud, multiple platform borrowing and default, among others.

Collection

We believe we optimize the collection process for delinquent loans based on the use of a C-Score we assign to each borrower in default using the Argus Engine. The C-Score processes data from historical collection efforts to automatically identify the most efficient channel for collection, including text messages, mobile app push notices, AI-initiated collection calls, human collection calls, emails or legal letters. We also outsource our collection to third-party collection service providers, particularly after 60 days of delinquency. To fulfill the compliance requirements, we have adopted and enforced comprehensive collection policies and procedures, including close monitoring of our third-party service providers, to ensure that all our collection practices, including in-house and third-party practices, are in compliance with current laws and regulations. First of all, all collection operations, either conducted by our in-house collection team or through third-party agencies, must be processed on our proprietarily developed online operation platform and call-out platform so that we are able to track and perform full-angle inspection on the collection practices. Secondly, all borrower data are subject to a desensitization procedure before they are used for collection. Our system enables a close-loop monitoring over the process of the collection exercise, from case categorization and the desensitization of delinquent borrowers’ information to the dispatch of delinquency information to the collection team or third-party collection agencies, as the case may be, and the collection call initiation. It ensures that only the necessary and minimum amount of desensitized data are being used for collection and that no data are able to be saved locally. Thirdly, all manual collection calls, either initiated by our in-house collection team or by third-party agents, are recorded and transmitted to our inspection system for an “AI + manual” dual inspection procedure, where our AI models will perform automatic, preliminary analysis on the content of the collection conversation against the rules that we set, identifying the expressions that are suspected to be deviating from our rules, and our inspection team will then further investigate the cases and provide improvement advice. Fourthly, we maintain real-time inspection on all collection operations. Our system constantly analyzes the real-time recording of the collection calls for potential defects or violations. Once a defect or violation is identified, a notice will be promptly sent to the relevant on-site collection supervisor for intervention, so that we are able to proactively de-escalate the situation, prevent violative collections and deliver better user experience. Last but not least, we stipulate into each service agreements with our third-party agencies obligations of such agencies to abide by our policies, comply with laws and regulations, preserve confidentiality, refrain from using excessive or otherwise inappropriate measures.

We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. In 2022, the application of our AI-powered collection had handled 60% of our total collection volume. Our collection system can conduct automatic outbound calls in batches and interact with borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs. In 2022, we have maintained a 30 day collection rate of approximately 86%.

Data And Privacy Protection

We are dedicated to protecting users’ privacy, and we have implemented a data privacy and security system to ensure the security, confidentiality and integrity of data. We adopt policies to make sure we obtain users’ consent in collecting and using their data. We have promulgated a user privacy policy on our platform, setting forth our data use practices and privacy protection protocols. When a user registers an account via our app, he or she must read through and agree to the privacy agreement before the registration can be completed. Besides, in certain phases of the loan application process that involve data collection or usage, such as activating facial recognition function to facilitate credit assessment and transaction security, our users will be prompted again to read through and agree to separate authorization agreements on our data collection and use practices before they can proceed. We only use the data for the stated purpose as authorized by the user of our app in connection with credit assessment and as otherwise required by applicable laws and regulations. All data which we collected and generated from our operations in the PRC are stored in the PRC territory and the data which we recognize as sensitive data are encrypted with the double encryption approach of data encryption and database encryption. We store user data in accordance with applicable laws and regulations, and we have adopted and implemented internal controls system and protocols focused on data security and personal information protection. Our core systems have all passed and been certified as the Level III Protection of the National Information System. We require all of our employees to comply with the protocols, respect the privacy of users, and protect their information. In addition, we limit our employees’ access to de-identified information and the output of such credit analysis only (except for key data security personnel whose access is subject to stringent internal approval) for purposes of mitigating the possibility of data leakage and avoiding unnecessary privacy invasion as much as possible.

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

Our commitment to protecting users’ privacy also shapes the way we collaborate with others on data insight enhancement for the purpose of credit assessment. For example, we obtain consent from users to use their data insights obtained from third-party sources for credit assessment purposes at the registration stage.

Technology & Security

We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior user experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by strong research and development and risk management teams, which accounted for 41.7% of our total employees, as of December 31, 2022.

Principal components of our technology infrastructure include:

●	Data science. Data science contributes to many elements of our business and operations, extending across an entire loan lifecycle. Our Argus Engine allows us to aggregate and assess thousands of data points to build a comprehensive profile for each user which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. Our workflow system CloudBank is capable of processing millions of transactions every day and integrates with our financial institution partners’ systems in loan disbursements, credit decisions, and payment clearances. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.
●	Artificial intelligence. We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-facilitation services. We consistently upgrade our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus Engine, which consistently re-evaluates statistically significant variables and re-develops policies around borrower credit assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal preliminary credit assessment mostly only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For instance, our AI-powered voice system, which we apply to the collection of delinquent loans, has reduced our collections staff significantly and empowered the remaining staff to be more efficient and effective. Lastly, we are in the process of evaluating applications of blockchain across our business model.
●	Security. We are committed to maintaining a secure online platform. Our platform benefits from 360 Group’s expertise in the area of internet security. Our focus on security provides operational benefits because we believe borrowers are more willing to share sensitive information with us due to our security reputation. Key features of our security system are as follows:
●	Our firewall monitors and controls incoming and outgoing traffic 24 hours per day , and the firewall is updated and trained periodically with mimic attacks from hackers to spot potential loopholes and protect our platform from malware, computer virus and hackings;
●	Our servers are managed by 360 Group’s private cloud service and as such are both physically and virtually isolated with intensive security protocols; and
●	All transmission of borrower information is encrypted.

We have also adopted a series of policies on internal controls over information systems and network access management. We maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

●	Stability. We operate on 360 Group’s private cloud. Our system infrastructure is hosted in data centers at three separate locations in Beijing and Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts a modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable.
●	Scalability. With a modular architecture, our platform can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve the distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Meanwhile, we have built our system in a partner-friendly approach as we provide flexible options to our partners regarding the scope of the data to be provided as well as how the data is provided. With such flexibility, we can cut a considerable amount of time and monetary cost in synchronizing the systems of ours and our partners’. For instance, it typically takes one to two weeks for us to develop our system access to a new partner’s system, which is a key selling point when prospective financial institution partners evaluate joining our platform.

Marketing And Brand Awareness

We primarily employ and implement variable online sales and marketing methods, supplemented with traditional promotional activities and general brand and awareness building. We focus on building brand awareness through online marketing campaigns, including cooperating with leading online platforms for directing user traffic to our business and boosting public relations as well as other offline advertising. We invest in a series of marketing activities to further solidify our brand image and continue to grow our user base, including collaborating with leading social media, video and live streaming platforms to extend our brand to a broader potential user group.

Seasonality

We experience seasonality in our business, mainly correlating to the seasonal fluctuations in internet usage and traditional personal consumption patterns in China. For example, individual borrowers generally reduce their borrowings during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year, due to a reduction of the overall volume of commercial transactions. Furthermore, when e-commerce platforms hold special promotional campaigns, for example, on November 11 and December 12 each year, we typically observe an increase in borrowing proceeds immediately following these campaigns. However, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Competition

We currently primarily target the consumer Credit-Tech market, and compete for borrowers, financial institution partners and other third-party services with other Credit-Tech platforms with the similar market focus, which mainly include Credit-Tech platforms backed by large internet companies, and independent Credit-Tech platforms that operate standalone platforms without support from traditional financial institutions or large internet companies. As the macro and regulatory environment evolve in recent years, we have observed dynamic changes in the market landscape. Some Credit-Tech platforms backed by internet giants have adjusted their scales of operations from time to time, which have created opportunities for other players to fulfill the “spillover” demand. Additionally, as regulatory compliance becomes increasingly important, smaller and weaker Credit-Tech platforms that lack capabilities to achieve profitability while maintaining compliance are naturally withdrawing from the market, which in turn creates opportunities for us to further strengthen our market position.

In addition, many leading internet and technology companies that possess large user bases, substantial financial resources and high frequency consumption platform entered the consumer Credit-Tech market in the past few years. However, many of them have since scaled back their effort in developing Credit-Tech business by themselves to optimize their strategic priorities. Instead, some leading internet and technology companies choose to partner with leading Credit-Tech platforms like us to help them better monetize their user base with comprehensive financing solutions. Such partnerships are the basis for “embedded finance.”

We believe that our deep understanding of users, robust credit assessment systems, effective user acquisition channels, user-friendly product designs, and broad and diversified funding sources form a substantial competitive advantage over many of our peers. Such competitive advantage, along with our consistent track record of solid execution, also in turn helps us gain trust from financial institutions and strengthen our relationship with business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face increasing competition, and if we do not compete effectively, our operating results could be harmed” for more information about the market where we operate and the competition we face.

Intellectual Properties

We regard our trademarks, domain names, software copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of patent, copyright, trademark and trade secret laws in China, as well as licensing agreements and other contractual protections, to protect our proprietary technology.

As of December 31, 2022, we had 93 registered trademarks and 133 trademarks pending approval in China, 93 registered patents and 915 patents pending approval in China. As of December 31, 2022, we had 80 registered software copyrights and four copyrights of works in China. We are also the registered holder of 43 domain names in China.

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

Regulations on Foreign Investment Restrictions

The PRC Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which came into effect on January 1, 2020, replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and has become the legal foundation for foreign investment in the PRC.

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

The Implementing Regulation for the Foreign Investment Law of the PRC (Decree No. 723 of the State Council), adopted at the 74th executive meeting of the State Council on December 12, 2019 and effective on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.

Regulations on foreign investment industries

The NDRC and the MOFCOM issued the Guiding Catalog for Foreign Investment Industries (2017 Revision) (the “Foreign Investment Catalog”), in June 2017. In accordance with this catalog, foreign investment industries are divided into three categories: the “encouraged category,” the “restricted category” and the “prohibited category,” and foreign investments in industries that are not mentioned under the foregoing categories are generally deemed permitted. Moreover, the NDRC and the MOFCOM promulgated the Negative List (2021) on December 27, 2021, effective on January 1, 2022. The Negative List (2021) repeals the “restricted” and “prohibited” categories stipulated in the Foreign Investment Catalog.

On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, the MOFCOM issued the Announcement on Matters Relating to Foreign Investment Information Reporting which emphasizes the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulates the forms for information reporting.

Regulations on value-added telecommunications services

The Telecommunications Regulations of the PRC issued by the PRC State Council in September 2000, as amended in February 2016, set out a regulatory framework for telecommunications service providers in the PRC. Under these regulations, telecommunications service providers are required to procure operating licenses for basic telecommunications services and licenses for value-added telecommunications services, or individually, a VATS license. In July 2017, the MIIT issued the Administrative Measures for the Telecommunications Business Operating Permit which took effect in September 2017 and invalidated the prior telecommunications permit measures issued in 2009. The Administrative Measures for the Telecommunications Business Operating Permit regulate that a commercial operator of value-added telecommunications services must first obtain the VATS license and conduct its business in accordance with the specifications listed in the VATS license, thereby providing more detailed requirements and procedures for the value-added telecommunications services industry. In September 2000, the PRC State Council promulgated the Administrative Measures on Internet Information Services, which was amended in January 2011 and effective immediately. The Administrative Measures on Internet Information Services define “internet information services” as the services providing information through the internet to online users and further divide such services into “commercial internet information services” and “non-commercial internet information services.” ICP is considered as a sub-set of value-added telecommunications business. In accordance with the Administrative Measures on Internet Information Services, commercial internet information services operators must obtain a VATS license with the business scope of Internet information service, namely, the Internet Content Provider License, or the ICP License, from competent government authorities before engaging in any commercial internet information services business in the PRC.

The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, issued by the PRC State Council in December 2001 and amended in September 2008, February 2016 and March 2022, respectively, and the Circular on Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (Operating E-commerce) issued by the MIIT on June 19, 2015, clarify that foreign-invested value-added telecommunications enterprises may only be Sino-foreign equity joint ventures, whose foreign equity ownership may not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce businesses) which may be wholly owned by foreign investors. Historically, foreign investors having equity ownership in those foreign-invested value-added telecommunications enterprises are required to have a good track record and operational experience in value-added telecommunications businesses. On March 29, 2022, the State Council promulgated the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations, effective on May 1, 2022, which stipulate that the requirements of the aforementioned operational experience and good track record on foreign investors of a value-added telecommunications service provider are no longer required.

Additionally, in July 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Businesses, which stipulates that foreign investors can only operate telecommunications businesses in China through telecommunications enterprises with valid telecommunications business operation licenses and prohibits a domestic company that holds a VATS license from leasing, transferring or selling such license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities to foreign investors that conduct a value-added telecommunications business illegally in China.

We provide Credit-Tech services for which a VATS license is required. Shanghai Qiyu, one of our VIEs, obtained its ICP license, a type of VATS license, in April 2021. The subsidiary of Shanghai Qiyu, Fuzhou Microcredit, obtained an ICP license in April 2023.

Regulation on Online Finance Services Industry

General regulations on internet finance service

In July 2015, the Guidelines on Promoting the Healthy Growth of Internet Finance (the “Fintech Guidelines”), were promulgated by ten PRC regulatory agencies, including the PBOC, the MIIT and the China Banking Regulatory Commission, or the CBRC, and provide the definition of “online lending.” Online lending under the Fintech Guidelines includes peer-to-peer online lending, meaning the direct loans transacted through the internet between individual lenders and borrowers, and online micro-lending, meaning the small-sum loans transacted through the internet and offered by online micro-lending companies.

In April 2016, the General Office of the PRC State Council issued the Implementing Proposal for the Special Rectification of Internet Financial Risk, which emphasizes the goal to ensure legitimacy and compliance of the internet finance service industry and specifies the rectification measures for non-compliance regarding the operations of internet finance business and by institutions engaged in the internet finance business.

Regulations on private lending

According to the PRC Civil Code, promulgated in May 2020 and effective on January 1, 2021, the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. The PRC Civil Code also provides that the interest on a loan shall not be deducted from the principal in advance, and if the interest is deducted from the principal in advance, the loan shall be repaid and the interest shall be calculated according to the actual amount of loan provided.

In August 2015, Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, was issued by the Supreme People’s Court and took effect in September 2015. The Private Lending Judicial Interpretation, as most recently revised on December 29, 2020, defines private lending as financing between and among individuals, legal entities and other organizations. The Private Lending Judicial Interpretation establishes that private lending contracts are to be upheld as valid in the absence of (i) relending of funds to a borrower who knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower who knew or should have known that the funds were borrowed from other enterprises or raised by the company’s employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations. In addition, pursuant to the Private Lending Judicial Interpretation, lending agreements between private lenders and borrowers with annual interest rates below 24% are valid and enforceable. As to the loans with annual interest rates between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender voluntarily, and so long as such payments have not damaged the interest of the state, the community and any third party, the People’s Court will turn down the borrower’s request to demand the return of the excess interest payments. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the People’s Court will support such requests.

In addition, on August 4, 2017, the Supreme People’s Court issued the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is obviously high shall be supported by the PRC courts and (ii) in the context of internet finance disputes, if the online lending information intermediaries and the lender evade the maximum interest rate protected under the law by charging an intermediary fee, the lender’s claim shall be held as invalid.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the People’s Court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center, an institution authorized by the PBOC, on the 20th of each month since August 20, 2019. According to the Judicial Interpretation Amendment, the upper limits of interest rates of 24% and 36% provided in the 2015 Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the excess of the aggregate amount over the Quadruple LPR Limit shall not be supported by the People’s Court. The Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes received by the People’s Court after the implementation of the Judicial Interpretation Amendment on August 20, 2020. If the lending activity occurred before August 20, 2019, the upper limit of the protected interest rate equals four times of the one-year Loan Prime Rate at the time of the plaintiff’s filing of lawsuit.

On December 29, 2020, the Supreme People’s Court issued the Supreme People’s Court Reply, which clarified that seven types of local financial organizations, including micro-lending companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The Judicial Interpretation Amendment is not applicable to disputes arising from foregoing organizations’ engagements in relevant financial service businesses.

Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply Concerning the Scope of Application of the New Judicial Interpretation on Private Lending provide that they do not apply to licensed financial institutions including micro-lending companies that conduct loan and Credit-Tech businesses, there are uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to it pursuant to under Circular 141 or in certain circumstances, the basis of the formula used to determine the interest rate limit, the scope of inclusion of related fees and insurance premiums and inconsistencies in the standard applied and enforcement actions taken by different PRC courts.

We conduct loan facilitation services through our Credit-Tech platform. We charge service fees from financial institution partners for loans funded by them, and charge borrowers interest fees through Fuzhou Microcredit, which is a subsidiary of our VIEs and is licensed to conduct micro-lending business in China, for loans funded by it. Our financial institution partners and Fuzhou Microcredit are permitted to charge interests for the loans they fund pursuant to relevant PRC laws and regulations.

Regulations on illegal fund-raising

On January 26, 2021, the State Council promulgated the Regulation on the Prevention and Disposition of Illegal Fund-raising Practices which came into effect on May 1, 2021 and replaces the Measure for the Banning of Illegal Financial Institution and Illegal Financial Business Operations promulgated by PRC State Council in July 1998 and amended in 2011, and the Circular on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of PRC State Council in July 2007, which explicitly prohibits illegal public fund-raising. In accordance with the aforementioned regulations, the following description is deemed to detail the key features of illegal public fund-raising: (i) soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without the required approval, (ii) promising or guaranteeing a return of interest or profits or investment returns in cash, properties or other forms, or (iii) using a legitimate form to disguise the unlawful purpose. In December 2010, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising which was amended on March 1, 2022 and sets forth the criteria, criminal charges and the punishment on illegal fund-raising.

We operate a Credit-Tech platform to facilitate loans between borrowers and our financial institution partners, and we do not fund the loans facilitated through our platform, other than the loans funded by Fuzhou Microcredit, a subsidiary of our VIEs licensed to conduct micro-lending business in China. We do not raise funds from our financial institution partners to provide loans to borrowers.

Regulations on the business of loan facilitation

In April 2017, the P2P Online Lending Working Group issued the Notices on Cash Loans. The Notices on Cash Loans require the local branches of the P2P Online Lending Working Group to conduct a comprehensive review and inspection of the cash loan business on online lending platforms and require such platforms to take necessary improvements and remediation measures within a specific period of time to comply with the relevant requirements under the applicable PRC laws and regulations. The Notices on Cash Loans aim to eliminate non-compliance in the operations of online lending platforms, including fraudulent activities, loans with excessive interest rates, and forced loan collection practices.

Circular 141 issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions. According to Circular 141, activities offering cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, are subject to inspections and rectifications to prohibit excessive borrowing and granting credits repeatedly to individual borrowers, collecting interests at abnormally high interest rates and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. The synthetic fund cost charged by various institutions on borrowers in the form of interest rates and other fees must comply with the requirements of private lending by the Supreme People’s Court. The loan shall not be collected through violence, intimidation or insult. Circular 141 also sets out requirements and limitations for various entities involved in internet finance services and banking financial institutions involved in cash loan operations.

Circular 141 further requires P2P lending information intermediaries not to outsource their core operations such as borrower information collection, borrower selection, credit evaluation and accounts opening. The banking financial institutions, in addition to observing the requirements set forth in the Interim Measures on Administration of Personal Loans issued by the CBRC in February 2010, shall also comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not outsourcing credit review and approval, risk management or other core operations in the provision of credit services to third-party collaborators; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any third party that does not have relevant qualifications to provide guarantees; (iii) making sure that the third party with which it cooperates will not charge any interests or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans. In addition, according to Circular 141, all the relevant local authorities should submit the regulation plan and monthly working progress to the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group, which indicates gradual rectification for compliance with Circular 141 is allowed.

The Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, promulgated by the CBIRC, came into effect on July 12, 2020 and was amended on June 21, 2021, which apply to the institutions cooperating with commercial banks to develop internet loan businesses and their existing business models. Pursuant to the Internet Loans Interim Measures, commercial banks shall evaluate their cooperating institutions and implement processes to manage these institutions. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party agencies with records of violent collection or other illegal records to collect loans. The Internet Loans Interim Measures also provide that, except for cooperating institutions that contribute funding to the loans, commercial banks shall not completely delegate the cooperating institutions to perform core operations, such as loan disbursement, principal and interest collection, and stop payment. Pursuant to Internet Loans Interim Measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and shall bear primary responsibility for post-loan management. Regional banks that carry out Internet lending business shall mainly serve local customers, prudently conduct business across administrative regions of registration, and effectively identify and monitor the development of business across administrative regions of registration. As we operate a Credit-Tech platform and collaborate with financial institution partners in the loan lifecycle, pursuant to Internet Loans Interim Measures, we shall not participate in the independent risk management and credit approval processes for the loans funded by commercial banks. We are not involved in financial institutions’ independent credit review and approval and risk management operations. We assist in financial institutions’ post-loan management as instructed or delegated by them and the financial institutions still bear the primary responsibility, among others, in compliance with the Internet Loans Interim Measures.

In accordance with the above measures, the Internet Loans Circular was issued and took effect on February 19, 2021, setting detailed rules on strengthening risk management of the banking financial institutions and strictly controlling cross-regional operations. Furthermore, on July 12, 2022, CBIRC issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services, which further requires commercial banks to: (i) effectively conduct security assessments on the cooperating institutions which provide and process personal information; (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent cooperating institutions from intercepting, pooling, or misappropriating fund; (iii) standardize the Internet loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of relevant regulations on Internet loans; and (iv) strengthen the protection of consumer rights and interests, strengthen the compliance management of the marketing and publicity behaviors of cooperating institutions, and clearly stipulate relevant prohibited behaviors in the cooperation agreement. The transition period for the stock business of Internet loans of commercial banks will end on June 30, 2023. During the transition period, new Internet loans businesses of commercial banks shall meet the requirements of the Internet Loans Interim Measures, the Internet Loans Circular and this Notice.

The Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services mainly regulates the conducts of commercial banks. We will closely monitor the regulatory requirements, seek guidance from relevant regulatory authorities and take applicable measures in a timely manner to maintain our cooperation with the commercial banks and ensure compliance with relevant laws and regulations applicable to us.

On December 26, 2022, the CBIRC issued the Measures for the Administration of the Protection of Consumer Rights and Interests by Banking and Insurance Institutions, which came into effect on March 1, 2023. These measures mainly require banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumers’ rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of partners and complaint processing, etc. These measures further require banking and insurance institutions: (i) to establish a list-based management mechanism for their partners, set the access and exit standards for partners for cooperation matters involving consumers’ rights and interests, and strengthen the continuous management of partners. The cooperation agreement shall specify the responsibilities and obligations of both parties concerning the protection of consumers’ rights and interests, including but not limited to information security control, service price management, service continuity, information disclosure, dispute resolution mechanism, assumption of liability for breaches of contract, emergency response; (ii) not to allow a third-party partner to promote or sell products and services to consumers in the name of the banking or insurance institution at its business outlets or self-operated network platforms; (iii) to handle the personal information of consumers together with their partners on the basis of the authorization and consent of consumers, and the cooperation agreement shall stipulate clauses on data protection responsibility, confidentiality obligation, default liability, contract termination and emergency response; and (iv) to urge and regulate the Internet platform enterprises cooperating with them to protect the personal information of consumers effectively, and the personal information of consumers shall not be transmitted between different platforms without the consent of consumers, unless otherwise stipulated by laws and regulations. There are uncertainties with respect to the application and enforcement of the newly published measures. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over the course of our cooperation with banking institutions.

On January 6, 2023, the CBIRC issued the Announcement on “Three Measures and One Regulation” for public comments, which formulated the Administrative Measures for Fixed Asset Loans (Draft for Comments), the Administrative Measures for Working Capital Loans (Draft for Comments), the Administrative Measures for Personal Loans (Draft for Comments) and the Administrative Provisions for Project Financing Business (Draft for Comments). The Administrative Measures for Personal Loans (Draft for Comments) further require banks and other financial institutions to strengthen their own channel construction and independent risk control: (i) the lender shall not entrust the core matters of risk control in the loan investigation involving the borrower’s true intention, income level, debt situation, source of own funds and access to external evaluation institutions to a third party; (ii) the lender can interview the borrower through video according to business needs (excluding loans for personal housing purposes). The video interview shall be conducted on the lender’s own platform, and the image shall be recorded and saved; (iii) the lender shall require the borrower to sign the loan contract and other relevant documents in person, or sign relevant contracts and documents through electronic banking channels (excluding loans for personal housing purposes). The Administrative Measures for Personal Loans (Draft for Comments) also regulate that where the CBIRC stipulates otherwise on other special types of loans such as Internet loans, such provisions shall prevail. As of the date of this annual report, the “Three Measures and One Regulation” have not been formally adopted and it is uncertain when the final regulations will be issued and take effect, and how they will be enacted, interpreted and implemented.

In addition, we have taken various measures to comply with the Circular 141, the Internet Loans Interim Measures and other laws and regulations that are applicable to our loan facilitation business operations. For details about the various measures we have taken to comply with the Circular 141, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”

Given that the laws and regulations governing the loan facilitation business are evolving, and substantial uncertainties exist with respect to their interpretation and implementation, we cannot assure you that our existing practices would not be challenged by governmental authorities under any existing or future rules, laws and regulations. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”

If institutions violate the aforementioned provisions, the regulatory authorities may impose business suspensions, compulsory enforcements or cancelation of business qualifications, or supervise the rectifications. If the circumstances are extremely serious, the business licenses of such institutions may be revoked.

Regulations on online lending information intermediaries

In August 2016, the CBRC, the MIIT, the MPS and the State Internet Information Office jointly issued the Interim Lending Measures on Administration of Business Activities of Online Lending Information Intermediaries, which introduced online lending information intermediaries as financing information enterprises specifically engaged in the business of lending information intermediation services connecting investors and borrowers. Pursuant to that, online lending information service providers must complete registration with local financial regulatory departments, apply for appropriate telecommunication business licenses in accordance with relevant rules issued by competent telecommunication authorities and specify the “online lending information intermediary” in its business scope.

In accordance with these measures, the CBRC, the MIIT and the State Administration for Industry and Commerce jointly issued the Circular on Printing and Distribution the Guidelines on the Filing-based Administration of the Online Lending Information Intermediaries in October 2016, setting forth the rules on the filing-based administrative regime of online lending information intermediaries which requires local financial regulators to register, publicize and archive the basic information of online lending information intermediaries within their respective jurisdictions.

In November 2019, the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group issued the Guiding Opinions on the Transformation of Online Lending Information Intermediaries into Pilot Micro-Lending Companies, or the Circular 83. The Circular 83 allows qualified online lending information intermediaries to transform into micro-lending companies in order to proactively deal with and resolve the existing business risks of online lending information intermediaries industry. The online lending information intermediaries to be transformed must comply with certain requirements including strong shareholder backgrounds and a registered capital of RMB50 million.

Regulations on online marketing of financial products

On December 31, 2021, the PBOC and six other departments jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), (the “Draft Online Marketing Measures”), which regulate online marketing of financial products by financial institutions or internet platform operators entrusted by such financial institutions. The Draft Online Marketing Measures prohibit third-party online platform operators from being involved in the sales process of financial products in a disguised way without the approval of financial regulatory authorities, including but not limited to interactive consultation with consumers on financial products, suitability evaluation of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business. Suitability evaluation of consumers of financial products means, according to the Guiding Opinions of General Office of the State Council on Strengthening the Protection of Rights and Interests of Financial Consumers promulgated on November 4, 2015, the system for evaluating the preference, cognition and tolerance of risks for consumers of financial product in order to provide financial products and services that fit such consumers. We do not conduct suitability evaluation of consumers of financial products. Instead, we utilize technologies to conduct preliminary credit assessment on prospective borrowers and match such prospective borrowers with financial institution partners. As of the date of this annual report, the Draft Online Marketing Measures have not been formally adopted and it is uncertain when the final regulations will be issued and take effect, and how they will be interpreted and implemented.

As advised by our PRC legal counsel, considering the Draft Online Marketing Measures specifically provide that (i) third-party online platforms shall use the online marketing and publicity content reviewed and determined by financial institutions in promoting and recommending financial products to prospective borrowers, and (ii) financial institutions that entrust operators of third-party online platforms to carry out online marketing of financial products shall assume management responsibilities, the Draft Online Marketing Measures do not forbid third-party online platform operators entrusted by such financial institutions to carry out internet marketing activities of financial products. Therefore, as advised by our PRC legal counsel, under the Draft Online Marketing Measures, our online platform entrusted by financial institutions is allowed to conduct online marketing under our embedded financial model, intelligent marketing services or other platform services provided to financial institutions as long as (i) we are not involved in the aforementioned sale process of financial product and (ii) the operations of our online platform continue to be entrusted by financial institutions pursuant to relevant laws and regulations. Nevertheless, certain service fees we charge from financial institution partners are based on loan volume and interest rate, which may be recognized as participating in the income sharing of financial business in a disguised way. According to the Draft Online Marketing Measures, we may be required to adjust the way we charge financial institutions. If the Draft Online Marketing Measures take effect in its current form, we will consult and negotiate with our financial institution partners to make the necessary adjustments on cooperation agreements as required by the authorities and our financial institution partners to ensure compliance. Meanwhile, the Draft Online Marketing Measures provide a 6-month grace period from its effectiveness date for companies to make adjustments and become compliant with the provisions therein. If the Draft Online Marketing Measures are adopted in their current form, we believe the adjustment of the service fee arrangement will not have a material adverse effect on the cooperation between the financial institutions and us or our revenues.

Based on our current assessment, we are of the view that such measures we may take will not cause any adverse impact on the business operation and financial condition of our Group. In addition, since the Draft Online Marketing Measures do not prohibit third-party online platform operators entrusted by financial institutions from carrying out internet marketing activities of financial products, we are allowed to use the proceeds to conduct further online marketing and collaborate with other online platform operators to the extent permitted by the relevant laws and regulations. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with relevant laws and regulations applicable to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our access to sufficient and sustainable funding at reasonable costs cannot be assured. If we fail to maintain collaboration with our financial institution partners or to maintain sufficient capacity to facilitate loans to borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.”

Regulations on microcredit business

In May 2008, Guidance on the Pilot Establishment of Micro-Lending Companies was jointly promulgated by the CBRC and the PBOC, authorizing provincial governments to approve the establishment of micro-lending companies on a test basis. The establishment of a micro-lending company is subject to the approval of the competent government authority at the provincial level. The major sources of funds for a micro-lending company are limited to capital paid by shareholders, donated capital and capital borrowed from up to two financial institutions. Furthermore, the balance of the capital borrowed by a micro-lending company from financial institutions must not exceed 50% of the net capital of such micro-lending company. The interest rate and terms of the borrowed capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate must be determined by using the Shanghai Inter-bank Offered Rate as the base rate. With respect to the grant of credit, micro-lending companies are required to adhere to the principle of “small sum and decentralization.” The outstanding balance of the loans granted by a micro-lending company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a micro-lending company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Micro-lending companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the aforementioned guidance, micro-lending companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment losses. Micro-lending companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

Based on this guidance, many provincial governments, including that of Fujian Province, promulgated local implementing rules on the administration of micro-lending companies. In March 2012, Fujian Provincial People’s Government issued the Interim Administrative Measures on Micro-Lending Companies of Fujian, imposing the management duties upon the relevant regulatory authorities and specifies more detailed requirements on the micro-lending companies. We operate online micro-lending business through one of the subsidiaries of our VIEs, Fuzhou Microcredit, which is approved by the local government authority to conduct micro-lending business in China.

In November 2017, the Online Finance Working Group issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Micro-Lending Companies, requiring all relevant regulatory authorities of micro-lending companies to suspend the approval of the establishment of any online micro-lending companies and the approval of any micro-lending business conducted across provinces. Circular 141 further confirms to suspend the approval of the establishment of online micro-lending companies and the approval of any micro-lending business across provinces and enhances the regulation of online micro-lending companies by stipulating that (i) the relevant regulatory authorities must suspend the approval for the establishment of any new online micro-lending companies and the conduct of offline business of any micro-lending companies across provinces (districts or cities); (ii) online micro-lending companies must not extend loans to any borrowers without income, such as students; (iii) online micro-lending companies must suspend the funding of online micro-lending with no specific consumption scenarios or specified uses of loan proceeds, and gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be specified by authorities.

On December 8, 2017, the P2P Credit Risks Rectification Working Group promulgated the Implementation Plan of Specific Rectification for Risks in Micro-Lending Companies Conducting Online Micro-Lending Business, or Circular 56. Pursuant to Circular 56, “online micro-lending” is defined as micro-lending provided through the internet by online micro-lending companies. Circular 56 emphasizes several material aspects subject to inspection and rectification, which include but not limited to (i) online micro-lending companies must be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and approved online micro-lending companies that operate in violation of any regulatory requirements must be re-examined; (ii) whether the qualification and funding source of the shareholders of online micro-lending companies are in compliance with the applicable laws and regulations; (iii) whether the “integrated actual interest” (namely, the aggregated costs of borrowing charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rates of private lending set forth in the Private Lending Judicial Interpretations and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether campus loans, or online micro-lending with no specific scenario or designated use of loan proceeds are granted; (v) with respect to the loan business conducted in collaboration with third-party institutions, whether micro-lending companies cooperate with internet platform without website filing or telecommunications business license to provide online micro-lending, whether the online micro-lending companies outsource their core business (including the credit assessment and risk management), or accept any credit enhancement service provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fee from the borrowers; and (vi) whether there are any entities conducting online micro-lending business without relevant approval or license for lending business.

On September 7, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Micro-Lending Companies, or Circular 86. Circular 86 aims to regulate the operation of micro-lending companies, prevent and resolve relevant risks and promote the healthy growth of the micro-lending industry. Circular 86 provides the following requirements with respect to micro-lending companies, including. without limitation: (i) the financing balance of the micro-lending company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the micro-lending company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the micro-lending company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the micro-lending company; (iv) micro-lending companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by micro-lending companies before they are released to the borrowers, and if micro-lending companies have deducted any upfront fees in violation of relevant rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) micro-lending companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online micro-lending business; and (vi) the micro-lending companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the CBIRC and the PBOC published the Online Micro-Lending Draft adding new requirements on Online Micro-Lending Business. In particular, the Online Micro-Lending Draft, among other things, strengthens the legal approval, license and access conditions of online micro-lending business. Pursuant to the Online Micro-Lending Draft, to the extent a micro-lending company engages in online micro-lending business, the said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall be not operated beyond such region without the approval of the banking regulator under the State Council. The Online Micro-Lending Draft provides the following requirements with respect to micro-lending companies that engage in online micro-lending business, including, without limitation; the registered capital of a micro-lending company which engages in online micro-lending business shall not be less than RMB1 billion and shall be paid in lump-sum in the form of cash; the registered capital of a micro-lending company which engages in online micro-lending business across provincial-level administrative regions shall not be less than RMB5 billion and shall be paid in lump-sum in the form of cash; and the capital contribution of a micro-lending company’s controlling shareholder shall not be higher than 35% of its net assets in the previous fiscal year. The Online Micro-Lending Draft also provides that the controlling shareholder of a micro-lending company which engages in online micro-lending business shall have a good financial position and be profitable consecutively in the last two fiscal years while having cumulative tax liabilities of not less than RMB12 million (as per the standard of consolidated accounting statement). In addition, according to the Online Micro-Lending Draft, an investor, its related parties and persons acting in concert shall not be the major shareholders of more than two micro-lending companies that engage in online micro-lending business across provincial level administrative regions, or hold controlling interests in more than one micro-lending company that engage in online micro-lending business across provincial-level administrative regions. Fuzhou Microcredit complies with such requirement.

Fuzhou Microcredit has obtained the approval from a competent supervising authority to operate online micro-lending business. Currently, Fuzhou Microcredit can conduct cross-province business with its valid license. As of the date of this annual report, the Online Micro-Lending Draft is yet to be formally promulgated and adopted and it is uncertain when the final regulations will be issued and take effect and how they will be enacted, interpreted and implemented. If the Online Micro-Lending Draft takes effect in its current form, Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-lending business across provincial-level administrative regions. As of the date of this annual report, Fuzhou Microcredit has increased its registered capital to RMB5 billion, which has been fully paid, to meet the requirements as stated in the Online Micro-Lending Draft and would proactively apply for the license to engage in online micro-lending business across provincial-level administrative regions when the relevant rules are officially formulated If we fail to obtain the license to engage in online micro-lending business across provincial-level administrative regions, we may not be able to obtain sufficient funding to fulfill our future growth needs. As the regulatory regime and practice with respect to online micro-lending companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on online micro-lending companies. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with relevant laws and regulations applicable to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”

Regulations on Financing Guarantee

In March 2010, seven government authorities, including the CBRC, the MOFCOM and the MOF, promulgated the Interim Administrative Measures for Financing Guarantee Companies which require an entity or individual to obtain a prior approval from the relevant government authority before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. The Regulations on the Supervision and Administration of Financing Guarantee Companies define “financing guarantee” as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Regulations on the Supervision and Administration of Financing Guarantee Companies also provide that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.

On October 9, 2019, nine government authorities including the CBIRC, the NDRC and the MIIT promulgated the Supplementary Financing Guarantee Provisions, which, as advised by our PRC legal counsel, for the first time, explicitly require that institutions providing services of customer recommendation and credit assessment to various lending institutions, including us as a Credit-Tech company, shall not provide, directly or in a disguised form, financing guarantee services without the approvals of relevant authorities. For the companies that do not have the relevant financing guarantee licenses but engage in the financing guarantee business, the regulatory authorities shall suspend such operations and cause these companies to properly settle the existing business contracts.

On July 14, 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, or the Off-Site Supervision Guidelines, which took effect on September 1, 2020. The Off-Site Supervision Guidelines stipulate the guidelines for the competent regulatory authorities to continually analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the Off-Site Supervision Guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-Site Supervision Guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas subject to off-site supervisions.

On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which regulate all types of local financial organizations including financing guarantee companies. Pursuant to the Regulations on Local Financial Supervision and Administration (Draft for Comments), local financial organizations are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle. The rules for cross-province business carried out by local financial organizations shall be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provincial administrative regions to maintain compliance.

Fuzhou Financing Guarantee, through which we provide guarantee services to our financial institution partners, has obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in June 2018. Shanghai Financing Guarantee (before its financing guarantee license was cancelled upon its voluntary application), through which we provide guarantee services to our financial institution partners, obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in January 2019. Shanghai Financing Guarantee has applied, and permission has been granted by the relevant PRC authority, to have its financing guarantee certificate cancelled, and such certificate has been returned to the relevant PRC authority for cancellation.

If the Regulations on Local Financial Supervision and Administration (Draft for Comments) were to be adopted in its current form, Fuzhou Financing Guarantee may need to obtain the legal approval of the financial regulatory department of the State Council in order to engage in Financing Guarantee business across provincial-level administrative regions. However, given the Regulations on Local Financial Supervision and Administration (Draft for Comments) have not come into effect as of the date of this annual report, there are uncertainties as to their interpretation, application and enforcement. We will closely monitor the legislative process, seek guidance from relevant regulatory authorities and take applicable measures in a timely manner to ensure our compliance with relevant laws and regulations applicable to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”

Regulations On Credit Reporting Business

The PRC government has adopted several regulations governing personal and enterprise credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies, issued by the PBOC, in the same year.

The Regulation for the Administration of Credit Reporting Industry defines “credit reporting business” and “credit reporting agency” for the first time. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit-related information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Besides, the Regulation for the Administration of Credit Reporting Industry and the Management Rules on Credit Agencies stipulate that the establishment of a credit reporting agency to engage in individual credit reporting business shall be subject to the approval of the PBOC, and the requirements for such establishment. Such requirements include: (i) the credit reporting agency’s major shareholders shall have a good reputation and do not have any record of major violation of law or non-compliance in the past three years; (ii) the credit reporting agency’s registered capital shall not be less than RMB50 million; (iii) the credit reporting agency shall have facilities, equipment, systems and measures in place for the protection of information security which comply with the provisions of the PBOC; (iv) the candidates for the credit reporting agency’s director, supervisor and senior management positions shall be familiar with laws and regulations relating to credit reporting business, shall possess the work experience and management capabilities in the credit reporting business required for performance of their duties, shall not have any record of major violation or non-compliance during the past three years, and shall have obtained the appointment qualifications approved by the PBOC; (v) the credit reporting agency shall have a proper organizational structure; (vi) the credit reporting agency shall have proper internal control systems for, among others, business operation, information security management and compliance management; (vii) the credit reporting agency’s individual credit information system shall satisfy the standard of National Information System Security Level Protection Level 2 or above; and (viii) the credit reporting agency shall satisfy any other prudential requirements of the PBOC. Establishment of a credit reporting agency to engage in enterprise credit reporting business shall complete filing with the responsible branch of the PBOC. To complete the filing, a company must submit to the PBOC (i) its business license; (ii) an explanation on equity structure and organization structure; (iii) a description of its scope of business, business rules and basic information on business system; and (iv) its information security and risk prevention measures. Entities engaged in individual/enterprise credit reporting business without such approval/completing filing formality may be subject to fine or criminal liabilities.

Given that the PBOC is a subordinate authority under the State Council, the Management Rules on Credit Agencies enacted by the PBOC is based on the Regulation for the Administration of Credit Reporting Industry, and further details the rules with respect to the administration for credit reporting agencies, including rules to establish, change and deregister a credit reporting agency and the rules for the daily operation of a credit reporting agency.

On September 27, 2021, the PBOC issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, effective on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information collected pursuant to the law to provide services for financial and other activities for identifying and judging the credit standing of businesses and individuals, as well as analysis and evaluation formed based on the aforesaid information.” They apply to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services with credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to the Credit Reporting Measures. The Credit Reporting Measures require that whoever engages in personal credit reporting business shall obtain permit from the PBOC’s personal credit reporting agency and whoever engages in enterprise credit reporting business shall complete filing formalities pursuant to the law; and whoever engages in credit rating business shall complete filings as a credit rating agency pursuant to the law. The Credit Reporting Measures provide rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect, compile, store and process credit information by unlawful means, and must not alter original data, (ii) information user shall not abuse credit information, and the credit reporting agencies shall comply with relevant business rules when they provide credit information for credit inquiry, credit evaluation, credit rating and anti-fraud services, (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish an emergency and report system for incidents, and (iv) credit reporting agencies shall comply with related laws and regulations when providing credit information to overseas. Credit Reporting Measures provide an 18-month grace period from its effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions.

In addition, on July 7, 2021, the Credit Information System Bureau of PBOC further issued a notice, or the Notice Relating to Disconnecting Direct Connection, to 13 internet platforms including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.

Historically, in order to serve our users, after users’ authorizations, we collected certain basic information and other necessary information of users for preliminary fraud detection and user credit assessment, and then recommended the prospective borrowers’ profiles to our financial institution partners to assist them to make their final risk assessment and credit decision independently. Pursuant to the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection, the abovementioned operations may be deemed as operations of credit reporting business. To ensure compliance, we have involved a licensed credit reporting institution and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with a licensed credit reporting institution to ensure the flow of personal information complies with the requirements of Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. We will closely monitor the regulatory requirements, seek guidance from relevant regulatory authorities and take applicable measures in a timely manner to ensure our compliance with relevant laws and regulations applicable to us.

Regulations on Issuances of Asset-Backed Securities

According to the Administrative Measures on Asset Securitization of Securities Companies and Subsidiaries of Fund Management Companies and their supportive documents, Guidelines for Securities Companies and Subsidiaries of Fund Management Companies on Asset Securitization and Guidelines for Securities Companies and Subsidiaries of Fund Management Companies on Due Diligence for Asset Securitization all of which were adopted by the CSRC on November 19, 2014, asset securitization shall mean business activities of issuance of asset-backed securities paid and supported by cash flows generated by the underlying assets, and credit enhancement through structuring etc. Underlying assets broadly refer to property rights such as an enterprise’s accounts receivable, creditor’s rights under a lease, credit assets and beneficial rights to a trust, immovable property or usufruct such as infrastructure and commercial properties, and other properties or property rights recognized by the CSRC. The assets of the ABS plan shall be placed under custody of a commercial bank with the relevant business qualifications, or an asset custodian organization recognized by the CSRC. The issuer (originator) shall not encroach upon or cause damage to the underlying assets, and shall perform the following duties: (i) transfer underlying assets pursuant to the provisions of laws, administrative regulations, the company’s articles of association and the relevant agreement; (ii) cooperate with and support performance of duties by the manager, custodian and any other organization providing services for asset securitization; and (iii) any other duties agreed in the legal documents of the ABS plan.

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which was issued by the SCNPC, in October, 2006 and became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, the establishment of various systems for client identification, the retention of clients’ identification information and transactions records, and the reporting obligation on material transactions and suspicious transactions. The PBOC and other government authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, PRC State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

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

Regulations on Anti-monopoly

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008 and was amended on June 24, 2022, and the Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on March 10, 2023, which became effective on April 15, 2023 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the State. The revised Anti-monopoly Law provides, among others, that business operators shall not use data, algorithms, technology, capital advantages and platform rules to exclude or limit competition, and also requires relevant government authorities to strengthen the examination of concentration of undertakings in areas related to national welfare and people’s well-being, and enhances penalties for violation of the regulations regarding concentration of undertakings.

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

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012, which seeks to enhance the legal protection of information security and privacy on the internet, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, which regulates the collection and use of users’ personal information in the provision of telecommunications services and internet information services in China, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

The State Internet Information Office issued the Administrative Provisions on Mobile Internet App Information Services (the “APP Provisions”) in June 2016, effective on August 2016 and amended on June 14, 2022, to implement the regulations of the mobile app information services. The APP Provisions regulate the APP information service providers and the Internet application store service providers, while the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively. The APP information service providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations provided by the APP Provisions.

In addition, the Fintech Guidelines require internet financial service providers, including Credit-Tech service providers, among other things, to improve technology security standards, and safeguard customer and transaction information. They also prohibit Credit-Tech service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC, effective as of November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon administrative orders is subject to criminal penalty as a result of (i) any dissemination of illegal information on a large scale; (ii) any severe effect due to the leakage of customers’ information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Moreover, any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal liabilities in severe situations.

The Network Security Law is formulated to maintain network security, safeguard cyberspace sovereignty, national security and public interest, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires a network operator, which includes, among others, Internet information services providers, to take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individual and organization that uses networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law reaffirms the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and is replaced by the 2020 Specification issued by the SAMR and the Standardization Administration jointly, which came into effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing of the personal information to the individual and obtain the requisite authorization. In addition, according to the 2020 Specification, the original personal biometric information should not, in principle, be stored and, in any event, should be stored separately from personal identity information.  It further requires that the privacy policy disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MPS, the SAMR and the MIIT jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps. According to the Announcement, from January to December 2019, the four aforementioned authorities would conduct a nationwide crackdown on the illegal collection and use of personal information. App operators shall strictly fulfill their obligations pursuant to the Cybersecurity Law when collecting and using personal information, and shall be responsible for the security of personal information obtained and take effective measures to strengthen personal information protection. The App operators shall follow the principles of lawfulness, legitimacy and necessity, refrain from collecting personal information that is not related to the services provided; when collecting personal information, shall display the rules for the collection and use of personal information in an easy-to-understand, simple and clear manner, and personal information subjects shall independently choose consents; app operators shall not force users to provide authorization through the use of default setting, bundling, stopping installation and use, etc., and may not collect personal information in violation of laws and regulations or against the agreements with users. App operators are asked to provide users with the options of refusing to receive targeted pushes when app operators push news, current affairs and advertisements to targeted users.

On March 13, 2019, the SAMR and the Office of the Central Cyberspace Affairs Commission jointly issued the Announcement on Launching the Security Certification of Apps, which encourages app operators to voluntarily pass the security certification of apps, and encourages operators of search engines and app stores to clearly identify and give priority to recommending those certified Apps. On November 28, 2019, the CAC and other three authorities jointly issued the Announcement on Identification Method of App Collecting and Using Personal Information in Violation of Laws and Regulations, which provides further guidance for determining conduct that qualifies as the unlawful collection and usage of personal information via Apps.

On April 10, 2019, the MPS issued the Guide for Internet Personal Information Security Protection, which sets out the management mechanism, security technical measures and business processes for personal information security protection. This Guide is applicable to personal information holders in carrying out their security protection work during personal information life cycle processing. It is applicable to enterprises that provide services through the Internet, as well as to organizations or individuals who use a private or non-networked environment to control and process personal information.

On February 13, 2020, the PBOC issued the Personal Financial Information Protection Technical Specification, which is an industry standard, specifying the security protection requirements for all aspects of personal financial information life cycle processing, including collection, transmission, storage, use, deletion and destruction. This standard is applicable to institutions in the financial industry in the provision of financial products and services, and also provides guidance for security assessment agencies in conducting security inspections and assessments. Based on the potential impact caused by unauthorized viewing or unauthorized change of financial information, this standard classifies personal financial information into three categories of C3, C2, and C1 from high to low sensitivity, and different requirements apply to information classified under different categories.

On March 12, 2021, the CAC, MIIT, MPS and the SAMR promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications clarify the scope of necessary information required for certain common types of mobile apps and stipulate that mobile app operators shall not deny users’ access to basic functions and services of the app in the event that the users disagree with collection of unnecessary personal information.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law of the PRC, which came into effect on September 1, 2021, or the PRC Data Security Law. The PRC Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm to national security, public interests, or legitimate rights and interests of persons or entities if such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities that may affect national security. Violation of the PRC Data Security Law may subject the relevant entities or individuals to warnings, fines, suspension of operations, revocation of permits or business licenses, or even criminal liabilities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, which became effective on November 1, 2021. The Personal Information Protection Law stipulates certain important concepts with respect to personal information processing, including that: (i) “personal information” refers to all kinds of information relating to identified or identifiable natural persons recorded by electronic or other channel and methods, excluding information processed anonymously; (ii) “processing of personal information” includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information; and (iii) “personal information processor” refers to an organization or individual that independently determines the purpose and method of processing personal information. Except as otherwise provided in the Personal Information Protection Law, a personal information processor may only process personal information under the circumstances where the relevant individuals’ consents have been obtained or where certain contractual arrangements, employment relationships, public emergencies, performance of statutory duties or obligations or publishing of press release for public interests so require.

On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. On December 31, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services.

On April 13, 2020, the Measures on Cybersecurity Review were issued, which took effect on June 1, 2020. They provide detailed rules regarding cyber security review, and further provide that any operator found in violation of the Measures shall be penalized in accordance with Article 65 of the Cybersecurity Law. The Measures for Cybersecurity Review (2021 Revision), which came into effect on February 15, 2022, provide that, to ensure the security of the supply chain of critical information infrastructure and safeguard national security, a cybersecurity review is required when national security has been or may be affected where critical information infrastructure operators purchase network product or service and network platform operators process data. When an operator in possession of personal information of over one million users applies for a listing abroad, it must apply to the CAC for a cybersecurity review. The Measures on Cybersecurity Review further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) information on compliance with Chinese laws, administrative regulations and departmental rules by product and service providers; (v) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after listing on a foreign stock exchange; and (vii) other factors that may endanger critical information infrastructure security and national data security.

On July 7, 2022, the CAC published Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the PRC, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment.

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

In addition, the MIIT promulgated the Measures for Data Security Management in the Industrial and Information Technology Sector (Trial), or the Measures for Data Security Management, on December 8, 2022, which came into effect on January 1, 2023. The Measures for Data Security Management stipulate that industrial and telecoms data processors shall implement hierarchical management of industrial and telecoms data, which will be classified into three levels according to the relevant regulations: general data, important data and core data. The Measures for Data Security Management also stipulate certain obligations of industrial and telecoms data processors in relation to the implementation of data security systems, key management, data collection, data storage, data usage, data transmission, data provision, data disclosure, data destruction, security audits and contingency planning. Industrial and telecoms data processors shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record.

To ensure compliance with the above laws and regulations, in providing our Credit-Tech service, we collect certain personal information from our consumers and SMEs, and also are required to share the information with our financial institution partners for the purpose of facilitating credit to our borrowers. We have obtained consent from borrowers for us to collect, use and share their personal information, and have also established information security systems to protect user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to the interpretation application and enforcement of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or apps or even criminal liabilities against us by government agencies or other individuals.

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

In June 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19. The SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and the SAFE Circular 16 on June 9, 2016, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company shall not be used for business beyond its business scope, or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

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

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shanghai Qiyue Information & Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our VIEs to make remittance to our wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

Laws and Regulations relating to Intellectual Property

Copyright and software products

The SCNPC adopted PRC Copyright Law in 1990 and most recently amended in 2020, with its implementing rules adopted in 1991 and most recently amended in 2013 by PRC State Council, and the Regulations for the Protection of Computer Software promulgated by the PRC State Council in 2001 and most recently amended in 2013. These rules and regulations extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. According to the aforementioned laws and regulation, the term of protection for copyrighted software is fifty years.

Trademarks

PRC Trademark Law was promulgated by the SCNPC in August 1982 and most recently amended in April 2019, and the Implementation Regulations on the PRC Trademark Law was promulgated by PRC State Council in August 2002 and amended in April 2014. These laws and regulations provide the basic legal framework for the regulations of trademarks in the PRC. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certificate trademarks. The Intellectual Property Office under the SAMR is responsible for the registration and administration of trademarks throughout the country. Trademarks are granted on a term of ten years. Applicants may apply for an extension 12 months prior to the expiration of the 10-year term.

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

M&A Rules

In August 2006, six PRC governmental agencies jointly promulgated the M&A Rules as most recently amended in 2009. The M&A Rules establish procedures and requirements that could make certain acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

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

For detailed analysis, see “Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

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

On February 17, 2023, the CSRC released the Trial Administration Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. The Administration Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Administration Trial Measures, companies in China will be required to submit the filing with respect to its overseas initial public offering and listing with the CSRC within 3 working days after submitting listing application materials to overseas regulators, and such filing shall be completed before the companies are permitted to be listed and offering securities overseas.

In addition, pursuant to the Administration Trial Measures, an overseas offering and listing of a PRC company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the Administration Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

On February 24, 2023, the CSRC published the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”). The Archives Rules require that, in relation to the overseas listing activities of domestic enterprises, such domestic enterprises, as well as securities companies and securities service institutions providing relevant securities services, are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities. According to the Archives Rules, if during the course of an overseas offering and listing, if a PRC company needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact, the PRC company should complete the relevant approval/filing and other regulatory procedures. However, there remain uncertainties regarding the further interpretation and implementation of the Archives Rules.

Laws and Regulations Relating to Labor

Pursuant to PRC Labor Law, promulgated by the SCNPC in July 1994 and revised in August 2009 and December 2018, and the Labor Contract Law of PRC, promulgated by the SCNPC in June 2007 and amended in December 2012, and the Implementing Regulations of the Labor Contract Law, employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Under PRC laws, rules and regulations, including the PRC Social Insurance Law promulgated by the SCNPC in October 2010, which became effective in July 2011 and amended in December 2018, the Interim Measures on the Collection and Payment of Social Security Funds in January 1999 and amended in March 2019, the Regulations on Work Injury Insurance issued by PRC State Council in April 2003, and amended in December 2010, the Regulations on Unemployment Insurance promulgated by PRC State Council in January 1999 and the Regulations on the Administration of Housing Accumulation Funds, or the Regulations on Housing Fund released by PRC State Council in April 1999 and last amended in March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds and implement certain employee benefit plans, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount. According to the PRC Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

We have caused all of our full-time employees to enter into written employment contracts with us and have provided and currently provide our employees with proper welfare and employee benefits as required by the PRC laws and regulations.

Regulations related to Tax

Enterprise income tax

Under the EIT Law, effective in January 2008 and amended in February 2017 and December 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” which means that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in February 2009 by the STA if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the STA, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates etc. However, even if an applicant has the status as a “beneficiary owner,” the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

The EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The STA, the Ministry of Science and Technology and the MOF jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018 and renewed in 2021, therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2023. In 2020, our WFOE obtained “high and new technology enterprises” status and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2023.

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

Since January 1, 2012, the MOF and the STA have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application. According to the implementation circulars released by the MOF and the STA on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the MOF and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which was issued in March 2016 and effective in May 2016 and most recently amended in March 2019, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax instead of business tax. Following the implementation of the VAT Pilot Plan, all of our PRC subsidiaries and affiliates have been subject to VAT, at a rate of 6% instead of business tax.

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entities of the Company as of December 31,2022:

(1)  Each of Shanghai Qiyu and Fuzhou Financing Guarantee is wholly owned by Shanghai Qibutianxia, whose shareholders are beneficial owners of the shares of our Company.

Contractual Arrangements with our VIEs and Their Shareholders

Agreements that provide us with effective control over our VIEs

Voting Proxy Agreements.   Pursuant to the voting proxy agreement entered into among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, Shanghai Qibutianxia would irrevocably authorize our WFOE or any person designated by our WFOE (including any director of its direct or indirect offshore parent company and liquidators exercising such directors’ powers or other successors) to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shanghai Qiyu, including, but not limited to the right (i) to convene and participate in shareholders’ meetings pursuant to the constitutional documents of Shanghai Qiyu in the capacity of a proxy of Shanghai Qibutianxia, and to sign any and all written resolutions and meeting minutes for and on behalf of Shanghai Qibutianxia; (ii) to exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Shanghai Qiyu, on behalf of Shanghai Qibutianxia, and adopt resolutions, including but not limited to dividend rights, sale or transfer or pledge or disposal of part or all of Shanghai Qiyu’s equity, and the right to appoint directors; (iii) to sign or submit any required document to any company registry or other authorities; (iv) to nominate, designate or appoint and remove the legal representative, directors, supervisors and other senior management of Shanghai Qiyu pursuant to the constitutional documents of Shanghai Qiyu; and (v) to raise lawsuits or other legal proceedings against the directors, supervisors and senior management of Shanghai Qiyu when their behaviors harm the interest of Shanghai Qiyu or its shareholder; and to instruct the directors and senior officers to act in accordance with our attention.

Equity Interest Pledge Agreements.   Pursuant to the equity interest pledge agreement entered into among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, Shanghai Qibutianxia agreed to pledge all of its equity interests in Shanghai Qiyu to our WFOE as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts under the Contractual Arrangements. Under the equity interest pledge agreement, Shanghai Qiyu and Shanghai Qibutianxia represent and warrant to our WFOE that appropriate arrangements have been made to protect our WFOE’s interests in the event of bankruptcy or any other event which causes Shanghai Qibutianxia’s inability to exercise its rights as a shareholder of Shanghai Qiyu to avoid any practical difficulties in enforcing the equity pledge agreement and shall procure or use its reasonable efforts to procure any successors of Shanghai Qibutianxia to comply with the same undertakings as if they were parties to the equity interest pledge agreement. In the event of a breach by Shanghai Qiyu or Shanghai Qibutianxia of contractual obligations under the Contractual Arrangements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Qiyu. Shanghai Qibutianxia has undertaken to our WFOE, among other things, not to transfer its equity interests in Shanghai Qiyu and not to create or allow any pledge thereon that may affect the rights and interest of our WFOE without its prior written consent.

We are in the process of registering the equity interest pledges described above with the competent office of the State Administration for Industry and Commerce in accordance with the PRC laws.

Loan Agreements.    Pursuant to the loan agreement among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, the shareholder of Shanghai Qiyu, our WFOE is entitled to provide interest-free loans, to the extent permitted by laws, regulations and industry policies of PRC, from time to time at such time and amount as it deems appropriate to Shanghai Qibutianxia for the purpose of Shanghai Qiyu’s business operation and development, including but not limited to directly injecting such funds to the registered capital of Shanghai Qiyu. Each of the loans made under this loan agreement has no fixed term, and unless otherwise agreed, our WFOE shall unilaterally decide when to withdraw the loans, provided that our WFOE shall notify Shanghai Qibutianxia in writing one month in advance. The loan agreement shall remain in effect during Shanghai Qiyu’s term and the renewable period stipulated by the laws of the PRC), and shall automatically terminate after our WFOE and/or other entities designated by our WFOE fully exercise all their rights under the exclusive option agreement.

Agreement that allows us to receive economic benefits from our VIEs

Exclusive Business Cooperation Agreements.    Pursuant to the exclusive business cooperation agreement entered into between our WFOE and Shanghai Qiyu, our WFOE will have the exclusive right to provide Shanghai Qiyu with the consulting and technical services required by Shanghai Qiyu’s business. Without our WFOE’s prior written consent, during the term of the exclusive business cooperation agreement, with respect to the services subject to the exclusive business cooperation agreement and other matters, Shanghai Qiyu and its subsidiaries shall not accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the exclusive business cooperation agreement with any third party. Our WFOE may appoint other parties, who may enter into certain agreements with Shanghai Qiyu, to provide Shanghai Qiyu with the services under the exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, in consideration of the services provided by our WFOE, Shanghai Qiyu shall pay services fees to our WFOE. The service fees, without contravening PRC laws, are equal to the entirety of the total consolidated net profit of the Shanghai Qiyu and its subsidiaries, after the deduction of any accumulated deficit in respect of the preceding financial year(s) (if applicable), operating costs, expenses, taxes and other payments required by the relevant laws and regulations to be reserved or withheld. Notwithstanding the foregoing, our WFOE may adjust the scope and amount of services fees in its discretion taking into account, among other things, the complexity of the services, the exact content and business value of the services, as well as the market price of services of similar types. Unless otherwise agreed upon, the service fee shall be payable by Shanghai Qiyu within five working days after receiving the relevant payment notice sent out by our WFOE. The exclusive business cooperation agreement also provides that our WFOE will have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC laws.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements.    Pursuant to the exclusive option agreement entered into among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, Shanghai Qibutianxia will irrevocably grant our WFOE an exclusive option to purchase or designate one or more persons to purchase, all or part of its equity interests in Shanghai Qiyu. Further, Shanghai Qiyu will irrevocably grant our WFOE an exclusive option to purchase all or part of its assets, subject to applicable PRC laws. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws.

Pursuant to the Exclusive Option Agreement, Shanghai Qibutianxia and Shanghai Qiyu have undertaken, amongst other things, that:

(i)without our WFOE’s prior written consent, they shall not in any manner supplement, change or amend the constitutional documents of Shanghai Qiyu, increase or decrease their registered capital, or change the structure of their registered capital in other manner;
(ii)they shall maintain Shanghai Qiyu’s corporate existence in accordance with good financial and business standards and practices, prudently and effectively operate its business and handle its affairs, procure Shanghai Qiyu to perform its obligations under the exclusive business cooperation agreement, and procure Shanghai Qiyu to obtain and/or maintain all necessary licenses and permits;
(iii)without the prior written consent of our WFOE, they shall not at any time following the signing of the exclusive option agreement, sell, transfer, pledge or dispose of in any manner any assets of Shanghai Qiyu or interest in the business or revenues of Shanghai Qiyu, or allow the encumbrance thereon of any security interest;
(iv)unless otherwise mandatorily required by PRC laws, Shanghai Qiyu shall not be dissolved or liquidated without prior written consent by our WFOE;
(v)without the prior written consent of our WFOE, Shanghai Qiyu shall not incur, inherit, guarantee or assume any debt, except for (i) debts incurred in the ordinary course of business other than payables incurred by a loan and (ii) debts that have been disclosed to and consented to by our WFOE in writing;
(vi)they shall operate all of Shanghai Qiyu’s businesses during the ordinary course of business to maintain its asset value and refrain from any action/omission that may adversely affect Shanghai Qiyu’s operating status and asset value;

(vii)without the prior written consent of our WFOE, they shall not cause Shanghai Qiyu to execute any material contract, except the contracts executed in the ordinary course of business or with our WFOE, its direct or indirect offshore parent companies or their direct or indirect subsidiaries;
(viii)without the prior written consent of our WFOE, they shall not cause Shanghai Qiyu to provide any person with any loan, financial assistance, security, pledge or any other form of security, or permit any form of security to be created on its assets or equity interests, except those contracts executed in the ordinary and usual course of business;
(ix)they shall provide our WFOE with information on Shanghai Qiyu’s business operations and financial condition within 10 days after the end of each quarter or at the request of our WFOE;
(x)they shall procure and maintain insurance in respect of Shanghai Qiyu’s assets and business from an insurance carrier acceptable to our WFOE, at an amount and type of coverage typical for companies that operate similar businesses;
(xi)without the prior written consent of our WFOE, they shall not cause or permit Shanghai Qiyu to merge, consolidate with, acquire or invest in any person;
(xii)they shall immediately notify our WFOE of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to Shanghai Qiyu’s assets, business or revenue, shall take all necessary actions pursuant to reasonable requests of our WFOE and shall only reach settlement in respect of such proceedings with the prior written consent of WFOE;
(xiii)to maintain the ownership by Shanghai Qiyu of all of its assets, they shall execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defenses against all claims;
(xiv)without the prior written consent of our WFOE, Shanghai Qiyu shall not in any manner distribute dividends to its shareholder, provided that upon the written request of our WFOE, Shanghai Qiyu shall immediately distribute all distributable profits to its shareholders;
(xv)at the request of our WFOE, they shall appoint any persons designated by our WFOE as the directors, supervisors and/or senior management of Shanghai Qiyu or terminate existing directors, supervisors and/or senior management of Shanghai Qiyu, and perform all relevant resolutions and filing procedures; and
(xvi)if Shanghai Qiyu or its shareholder fails to perform the tax obligations under applicable laws, and hence obstructs our WFOE in exercising its exclusive option right, Shanghai Qiyu or its shareholder shall pay the taxes or pay the same amount to our WFOE so our WFOE may pay the taxes on behalf of Shanghai Qiyu or its shareholder.

All our two other VIEs, namely Fuzhou Financing Guarantee and Shanghai Financing Guarantee, and their respective nominee shareholders, have each entered into a set of contractual arrangements, including the voting proxy agreement, equity interest pledge agreement, loan agreement, exclusive business cooperation agreement, exclusive option agreement, with our WFOE, in terms that are substantially similar to the agreements described above.

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

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices:

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

D.          Property, Plants and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of 13,237 square meters as of December 31, 2022. We also lease an area of 2,172 square meters in Hefei, an area of 1,410 square meters in Fuzhou, an area of 2,762 square meters in Shenzhen, an area of 1,000 square meters in Xi’an, an area of 1,855 square meters in Chengdu, an area of 871 square meters in Haikou, an area of 118 square meters in Hong Kong and an area of 4,500 square meters in Beijing as of December 31, 2022. The lease term varies from one year to three years. Our servers are primarily hosted at internet data centers owned by 360 Group and located in Beijing and Shanghai. We believe that we expect to seek additional office space as needed to accommodate future growth.

In October 2020, we established 360 Changfeng, a joint venture company in Shanghai, China, through Shanghai Qiyu, together with Shanghai Changfeng Investment (Group) Co., Ltd., or Changfeng, an independent third party, and Shanghai Jiehu Internet Technology Co., Ltd., or Shanghai Jiehu, a 360 Group entity, to develop and build our 360 East-China regional headquarters and the affiliated industrial park for our future operations. Once completed, the regional headquarters and industrial park will enable us to host all our facilities and employees across departments that currently work on premises in Shanghai to join in the same office space, which we believe will help us further save administrative costs and improve operating efficiency. Changfeng, Shanghai Jiehu and we held 30%, 30% and 40% of the equity interests of the entity, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with Shanghai Jiehu, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by Shanghai Jiehu in 360 Changfeng. Following the transfer, we and Changfeng hold 70% and 30%, respectively, of the equity interests in 360 Changfeng. As of December 31, 2022, shareholders of 360 Changfeng have provided a total of RMB1.0 billion to acquire land use rights of the parcel of land on which our regional headquarters and affiliated industrial park stand and support the joint venture company’s operations, of which RMB0.3 billion was funded by Changfeng.

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

A.          Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s economy and China’s Credit-Tech industry. These factors include per capita disposable income, consumer spending, SME business activities, the emergence of new technologies and other general economic conditions in China that affect consumption and business activities in general. In addition, we are affected by government policies and regulations that address all aspects of our operations, including data security and protection, among others.

In particular, we believe our results of operations are more directly affected by the following major factors:

Ability to attract and retain borrowers

In 2022, we facilitated RMB412.4 billion (US$59.8 billion) of loans, representing an increase by 15.5% from RMB357.1 billion in 2021. Growth in our loan facilitation volume has been primarily driven by the expansion of our user base, as well as the increase in borrowing activities on our platform over the years ended December 31, 2020, 2021 and 2022. The number of users with approved credit lines grew from 30.9 million as of December 31, 2020 to 38.5 million as of December 31, 2021, and further to 44.5 million as of December 31, 2022, respectively. We anticipate that our future growth will continue to depend on our ability to increase our existing users’ engagement with our platform and attract new users to our platform.

We believe repeat borrowings by existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Repeat borrower contribution was 88.7% for the year ended December 31, 2022. We believe this high repeat borrower contribution is primarily due to our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of loan pricing.

Ability to effectively manage risks

Our ability to effectively analyze user risk profiles impacts our ability to attract and retain prospective borrowers, as well as our ability to empower financial institution partners to receive attractive risk-adjusted returns. We have developed and deployed the Argus Engine to conduct fraud detection and credit assessment and to create personalized profiling strategy, which will scrutinize the data related to a prospective borrower in a highly automated approach and output credit scores to our Cosmic Cube Pricing Model to price each drawdown. Benefiting from the strong machine learning and analyzing capability of our Argus Engine, we can draw credit profiles of prospective borrowers and effectively prevent potential credit losses.

Beginning from the fourth quarter of 2019, the PRC regulatory authorities imposed more stringent requirements on loan collection and stepped up scrutiny of consumer finance platforms’ compliance practice in this regard. We thus purposefully adjusted some of our collection methods to maintain compliance, which led to a lower 30 day collection rate in late 2019. To manage the risks associated with the relatively less effective loan collection, we adopted a more conservative approach in conducting credit assessment, user acquisition, and reserved more provision for loan products facilitated by us. In light of the industry-wide negative impact of the COVID-19 pandemic, we implemented a prudent credit assessment strategy and enhanced our efforts in loan collection-related regulatory compliance in early 2022. Such measures enabled us to navigate through the challenging macroeconomic environment relatively smoothly and consistently deliver solid operating and financial results.

The resurgence of COVID-19 in certain cities of China resulted in a challenging macroeconomic environment in 2022 that negatively impacted borrowers’ ability to repay on time. However, as we took a prudent approach to conduct our business and continued to upgrade our user base, we managed to maintain our asset quality at a stable level, and the 90 day+ delinquency rate for all loans outstanding was approximately 2.03% as of December 31, 2022. Please see “—Loan Performance Data” below for details of our credit profiling performance.

We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our data analytical capabilities and deepened insights into users.

Ability to maintain collaboration with quality financial institution partners and diversify funding sources

Maintaining a healthy collaboration relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. In 2022, all loans facilitated through our platform were funded by financial institutions, including Fuzhou Microcredit. In addition, our ability to collaborate with quality financial institution partners also impacts our profitability and our ability to provide reasonably priced financing solutions to users.

We have established cooperative relationships with a wide array of financial institution partners, and are further diversifying the financial institution partner pool. As of December 31, 2022, we have collaborated with 143 financial institutional partners, cumulatively.

Accumulatively, we had issued ABSs of RMB18.5 billion (US$2.7 billion) as of December 31, 2022 to further diversify our funding sources. The ABSs are listed and traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange.

Ability to optimize our cost structure

Our ability to optimize our cost structure will impact future profitability. We incurred significant expenses following inception as we grew our business. In particular, we have invested significantly in user acquisition, IT infrastructure, and research and development, particularly around advanced analytics tools and models. We also adjusted our cost structure from time to time to reflect changing macro environment and our preferred risk exposure.

Continued optimization of our cost structure will depend on our ability to continue improving operational efficiency and maintaining consistent asset quality of the loan portfolios, while driving solid growth in overall scale.

Impact of COVID-19 on Our Operations and Financial Performance

Since late January 2020, COVID-19 has affected China and many parts of the world. Alongside the nationwide efforts to combat the COVID-19 pandemic, we promptly adjusted our operations and took measures as well, including, among others, remote working arrangements for our employees and temporary closure of some of our premises and facilities.

The COVID-19 pandemic has adversely impacted the economy of China and the economic condition of SMEs, especially offline businesses, and to a greater or lesser extent resulted in reduced spending, especially on discretionary consumption. Downturn in the economy and previous suspension of business activities across various sectors also weighed on borrowers’ ability to repay, which may lead to an increase in default of the loans facilitated through our platform. During the early stage of the COVID-19 pandemic, we experienced a temporary decrease in demand for loan products facilitated on our platform and witnessed a temporary increase in loan delinquency due to lower levels of consumption, challenging macroeconomic conditions and uncertainty about the pandemic. As a result, we booked more provisions in 2020 to cope with the deterioration of asset quality of the loan portfolios due to COVID-19 and increased allowances to ensure sufficient coverage of potential defaults on loans facilitated on our platform. In addition, we curtailed our expenses, implemented stringent cost control measures and adopted more conservative user acquisition strategies in 2020. As COVID-19 was gradually contained in China, we have resumed normal operations and managed to deliver solid performance in asset quality of the loan portfolios and business growth in 2020 and 2021. In 2022, regional outbreaks of COVID-19 affected the operations of many businesses in China. In compliance with relevant government measures, we implemented a remote working policy for our employees based in the Shanghai headquarters from mid-March to May of 2022. As we perform most of our daily operations via the internet, our daily operations had not been materially impacted by the temporary lockdown and travel restrictions imposed during the regional outbreaks of COVID-19 for the year ended December 31, 2022.

As the borrowers’ ability to repay on time was adversely affected by COVID-19, we implemented the following adjustments in our collection operations: (i) strengthening our monitoring of publicly reported data regarding COVID-19, promptly launching precautionary measures and adjusting collection strategies on a region-by-region basis according to the level of severity of COVID-19, (ii) establishing an emergency mechanism to cope with emergency suspension of operations due to COVID-19 related restrictions or lockdowns, enhancing the facilities and personnel management required to operate remotely, and improving the management and operational efficiency while the personnel are working remotely, and (iii) implementing certain interest discount policies for those borrowers whose ability to pay was adversely impacted due to COVID-19. As of December 31, 2022, the 90 day+ delinquency rate was 2.03%, compared to 1.54% as of December 31, 2021, primarily due to the resurgence of COVID-19 in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time.

Despite the impact of COVID-19 on our operations outlined above, we optimized our user base aiming for lower overall credit risks and higher user retention. Such process allowed us to continue improving risk metrics in an otherwise difficult macro environment. With the optimization, we were able to offer better priced products to satisfy users’ demand and regulatory requirements. We continued to expand our partnership with larger financial institutions throughout 2022. With ample liquidity in the financial system, we lowered overall funding costs in 2022. In addition, as the performances of SMEs are more sensitive to the macro environment, we adopted strategies to optimize our services targeting SMEs and lower our exposure to SME borrowers in 2022.

At the end of 2022, China began to modify its zero-COVID policy and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities following this change in policy, which affected borrowers’ ability to repay, and there remains uncertainty as to the future impact of this change in policy. Considering the long-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the economy in general, it remains difficult to assess or predict the impact of the COVID-19 on our business or the macroeconomic environment in the future. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of future outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption and greater economic uncertainty, which may impact our business in a materially negative way as demand for credit may drop and borrowers’ ability to repay loans may be weakened. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our operations have been impacted by the outbreak of COVID-19, which may continue and may adversely affect our financial performance.”

Loan Performance Data

We primarily monitor the cumulative performance of loans facilitated by us as of a given measurement date via 90 day+ delinquency rates, and evaluate the healthiness of loans facilitated by us in each fiscal quarter through 180 day+ vintage delinquency rates.

90 day+ delinquency rates

90 day+ delinquency rate refers to the principal balance of on- and off-balance sheet loans facilitated by us that are 91 to 180 calendar days past due as a percentage of the total outstanding loan balance of on- and off-balance sheet loans facilitated by us across our platform as of a specific date. Loans that are charged-off and loans under Intelligent Credit Engine (ICE) and other technology solutions are not included in the delinquency rate calculation. The following table provides our 90 day+ delinquency rates as of December 31, 2020, 2021 and 2022:

90 day+ delinquency rate
December 31, 2020	1.48%
December 31, 2021	1.54%
December 31, 2022	2.03%

The overall 90 day+ delinquency rate remained stable at 1.48% and 1.54% as of December 31, 2020 and 2021, respectively. The overall 90 day+ delinquency rate increased from 1.54% as of December 31, 2021 to 2.03% as of December 31, 2022, primarily due to the resurgence of COVID-19 in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time. The 90 day+ delinquency rate is a backward looking indicator as it reflects asset quality trend 90 days before.

180 day + vintage delinquency rates

We refer to loans facilitated during a specified time period as a vintage, which in our case represents a given fiscal quarter, and define vintage delinquency rate as (i) the total amount of principal for all loans facilitated by us in a vintage that become delinquent, less the total amount of recovered past due principal for all loans facilitated by us in the same vintage, divided by (ii) the total initial principal amount of loans facilitated by us in such vintage. Loans under Intelligent Credit Engine and other technology solutions are not included in the vintage delinquency rate calculation. Our 180 day+ vintage delinquency rate data includes loans delinquent for more than 180 days.

The following chart displays the historical cumulative 180 day+ delinquency rates by vintage for all loans facilitated through our platform:

180 day+ Delinquency Rates by Vintage

3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
MOB7
MOB8
MOB9
MOB10
MOB11
MOB12
MOB13
MOB14
MOB15
MOB16
MOB17
MOB18
2017Q3
2017Q4
2018Q1
2018Q2
2018Q3
2018Q4
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2

On-and Off-Balance Sheet Treatment of Loans

We have established cooperative relationships with various financial institution partners. Some of our financial institution partners fund and disburse loan principal to borrowers through their own accounts, while the others choose to fund and disburse loan principal to borrowers indirectly through trusts. In addition, we fund a portion of loans facilitated on our platform through Fuzhou Microcredit, a subsidiary of our VIE that is licensed to conduct micro-lending business in China. The accounting treatment of assets, liabilities and revenues arising from the loans facilitated on our platform varies:

On-balance sheet loans

For loans disbursed indirectly through trusts per request of our financial institution partners, we have determined that we are the primary beneficiary of the majority of such trusts. We therefore consolidate these trusts and record the loans funded through these trusts, along with those directly by our own funds through Fuzhou Microcredit, on our balance sheet. On-balance sheet loans are recorded at amortized costs. Revenues from these loans are accounted as financing income, and we recorded allowance for loan loss. Services provided in connection with our on-balance sheet loans are categorized under credit-driven services.

Off-balance sheet loans

Off-balance sheet loans refer to loans funded and disbursed directly by our financial institution partners and not consolidated on our balance sheet. For a portion of off-balance sheet loans, we only provide platform services to financial institutions, and earn service fees. For the other portion, we not only provide loan facilitation and post-facilitation services but also guarantee the repayment either through the VIEs with financing guarantee license or third-party guarantee companies or insurance companies. As a result, we incur guarantee liabilities and take credit risks. Services provided in connection with this portion of loans are categorized under credit-driven services. For the years ended December 31, 2020, 2021 and 2022, the total balance of outstanding off-balance sheet loans (excluding loans delinquent for more than 180 days) facilitated under credit-driven services amounted to RMB54.8 billion, RMB51.4 billion and RMB47.4 billion (US$6.9 billion), respectively. The table below sets forth details of the balance of outstanding on-balance sheet loans and off-balance sheet loans as of the dates indicated.

	As of December 31,
	2020		2021		2022
	Outstanding		Outstanding		Outstanding
	Loan Balance	%	Loan Balance	%	Loan Balance	%

	(RMB in millions, except for percentages)
On-balance sheet loan	7,893	8.6	13,349	9.4	19,512	11.9
through trusts and ABSs	6,606	7.2	10,476	7.4	10,797	6.6
through Fuzhou Microcredit	1,287	1.4	2,873	2.0	8,715	5.3
Off-balance sheet loan	84,182	91.4	128,639	90.6	143,953	88.1
Total	92,075	100.0	141,987	100.0	163,465	100.0

The outstanding loan balance of on-balance sheet loans increased from RMB7,893 million as of December 31, 2020 to RMB13,349 million as of December 31, 2021 as funding contribution from ABS issuance and trusts increased. The outstanding loan balance of on-balance sheet loans increased from RMB13,349 million as of December 31, 2021 to RMB19,512 million (US$2,829 million) as of December 31, 2022 primarily due to the increase in the loan facilitation volume of on-balance sheet loans.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue mainly from providing Credit-Tech services through matching the credit demand of unserved and underserved borrowers with credit supply from our financial institution partners. The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Credit-driven services	11,403,675	84.1	10,189,167	61.2	11,586,251	1,679,849	70.0
Loan facilitation and servicing fees-capital heavy	4,596,555	33.9	2,326,027	14.0	2,086,414	302,502	12.6
Revenue from loan facilitation services	3,160,457	23.3	1,399,310	8.4	1,442,100	209,085	8.7
Revenue from post-facilitation services	1,436,098	10.6	926,717	5.6	644,314	93,417	3.9
Financing income	2,184,180	16.1	2,184,128	13.1	3,487,951	505,705	21.1
Revenue from releasing of guarantee liabilities	4,506,935	33.2	5,583,135	33.6	5,899,153	855,297	35.6
Other services fees	116,005	0.9	95,877	0.5	112,733	16,345	0.7
Platform services	2,160,279	15.9	6,446,478	38.8	4,967,679	720,245	30.0
Loan facilitation and servicing fees-capital light	1,826,654	13.5	5,677,941	34.2	4,124,726	598,029	24.9
Revenue from loan facilitation services	1,416,715	10.4	4,484,632	27.0	2,656,511	385,159	16.0
Revenue from post-facilitation services	409,939	3.1	1,193,309	7.2	1,468,215	212,870	8.9
Referral service fees	265,300	2.0	620,317	3.7	561,372	81,391	3.4
Other services fees	68,325	0.5	148,220	0.9	281,581	40,825	1.7
Total net revenue	13,563,954	100.0	16,635,645	100.0	16,553,930	2,400,094	100.0

We divide loans facilitated on our platform into two categories, namely credit-driven services and platform services.

In providing credit-driven services, we either fund on-balance sheet loans or provide guarantee to financial institution partners for off-balance sheet loans through the VIEs with financing guarantee license or third-party guarantee companies or insurance companies. Consequently, we take credit risk because of the on-balance sheet lending or the guarantee arrangement. By revenue nature, revenue from facilitation and post-facilitation services for such off-balance sheet loans is recorded as loan facilitation and servicing fees-capital heavy, revenue from guarantee services provided to financial institution partners for such off-balance sheet loans is recorded as revenue from releasing of guarantee liabilities, and revenue from our on-balance sheet lending is recorded as financing income.

On the other hand, in providing platform services, we provide customized technology solutions at different stages of the loan lifecycle, such as borrower acquisition, credit assessment, fund matching and post-facilitation services. Specifically, we (i) provide to financial institutions comprehensive facilitation and post-facilitation services under the capital-light model, and charge them service fees based on pre-negotiated terms, which service fees are recorded as loan facilitation and servicing fees - capital light; (ii) provide intelligent marketing services to financial institutions under ICE and earn pre-negotiated service fees, which are recorded under referral service fees; (iii) provide referral services to other online lending companies and earn referral fees, which are recorded under referral service fees; and (iv) offer financial institutions risk management SaaS and take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions, which service fees are recorded under other services fees, and as such service was introduced in 2020, it contributed a small fraction to our total net revenue in 2020, 2021 and 2022. We currently do not take credit risk under platform services.

Set forth below is an elaboration on the nature of each of our revenue streams.

Loan facilitation and servicing fees.   We generate loan facilitation and servicing fees from financial institution partners in consideration of our facilitation and post-facilitation services for off-balance sheet loans. For each off-balance sheet loan facilitated through our platform, we charge service fees from our financial institution partners based on pre-negotiated terms. Loan facilitation and servicing fees for off-balance sheet loans under credit-driven services are recorded as loan facilitation and servicing fees – capital heavy, and loan facilitation and servicing fees for off-balance sheet loans through capital-light model under platform services are recorded as loan facilitation and servicing fees – capital light. See “—E. Critical Accounting Estimates—Revenue recognition.”

Financing income.   We generate financing income from on-balance sheet loans, which include loans from our financial institution partners but disbursed indirectly to borrowers through our consolidated trusts, as well as loans funded by Fuzhou Microcredit.

Revenue from releasing of guarantee liabilities.   We provide guarantee services to our financial institution partners on the off-balance sheet loans facilitated under the credit-driven services. We recognized the stand-ready guarantee liabilities on a gross basis and amortize the entire amount into “revenue from releasing of guarantee liabilities” over the term of the guarantee. See “—E. Critical Accounting Estimates—Guarantee liabilities” for more details.

Referral service fees.   We provide referral services to other platforms by referring to them the borrowers who do not fit our financial institution partners’ risk preference. We also provide referral services to the financial institution partners through our ICE model, by matching borrowers and financial institution partners.

Costs and expenses

The table below sets forth our operating costs and expenses in absolute amounts and as a percentage of our total revenue for the years indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Facilitation, origination and servicing	1,600,564	11.8	2,252,157	13.5	2,373,458	344,119	14.3
Funding costs	595,623	4.4	337,426	2.0	504,448	73,138	3.0
Sales and marketing	1,079,494	8.0	2,090,374	12.6	2,206,948	319,977	13.3
General and administrative	455,952	3.4	557,295	3.4	412,794	59,850	2.5
Provision for loans receivable	698,701	5.2	965,419	5.8	1,580,306	229,123	9.5
Provision for financial assets receivable	312,058	2.3	243,946	1.5	397,951	57,697	2.4
Provision for accounts receivable and contract assets	237,277	1.7	324,605	2.0	238,065	34,516	1.4
Provision for contingent liabilities	4,794,127	35.3	3,078,224	18.5	4,367,776	633,268	26.4
Total operating costs and expenses	9,773,796	72.1	9,849,446	59.3	12,081,746	1,751,688	72.8

Set forth below is an elaboration on the nature of each item of our costs and expenses.

Facilitation, origination and servicing.    Facilitation, origination and servicing expenses represent the costs incurred to facilitate, originate and service loans through our platform, including both off-balance sheet loans where we earn loan facilitation service fees and post-facilitation service fees, as well as on-balance sheet loans where we earn financing income.

It mainly includes (i) salary and benefit expenses for personnel working in facilitation and post-facilitation servicing functions, (ii) credit search expenses, (iii) collection expenses, (iv) payment transaction expenses and (v) expenses related to communications with users.

As a general trend, expenses related to credit search, collection, and payment transaction all change in proportion to the change of loan facilitation volume or the number of loan applications on our platform; expenses related to communications with users were primarily driven by the number of users with approved credit lines.

Funding costs.   Funding costs consist of interest expenses that we pay to financial institutions of our consolidated trusts and the investors of our asset backed securities, as well as costs relating to the set-up and operation of our consolidated trusts.

Sales and marketing.   Sales and marketing expenses include advertising and marketing related expenses to promote our brands and attract users to our platform, as well as salary and benefit expenses related to our sales and marketing personnel.

Advertising and marketing related expenses, particularly those used to attract users to our platform, are largely a discretionary cost item. It is adjusted in light of our overall growth strategy and prediction of the overall credit environment in the market based on our judgment on our credit assessment ability, and funding capacity from our financial institution partners. We consider it as an investment for future business growth.

General and administrative.    General and administrative expenses consist of payroll and related expenses for employees engaged in general corporate functions, professional services, costs associated with the use of facilities and equipment, such as rental and other general corporate related expenses.

Share-based compensation.   In 2020, 2021 and 2022, we granted options and restricted shares to our employees to reward their historical contribution to our development. Share-based compensation expenses are non-cash in nature. Share-based compensation expenses were allocated to our expense items for the years indicated as follows:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Facilitation, origination and servicing	72,192	24.0	75,209	29.6	73,945	10,720	37.0
Sales and marketing expenses	8,164	2.7	12,340	4.9	4,328	628	2.2
General and administrative expenses	220,805	73.3	166,373	65.5	121,464	17,611	60.8
Total	301,161	100.0	253,922	100.0	199,737	28,959	100.0

Provisions

We record the below four types of provisions related to loan products facilitated by us. Provision for loans receivable relates to loans on our balance sheet, provision for accounts receivable and contract assets relates to our facilitation services for our off-balance sheet loans, and provision for financial assets receivable and provision for contingent liabilities relate to guarantee services for our off-balance sheet loans under credit-driven services.

Provision for loans receivable.   We evaluate the creditworthiness and collectability of loans on our balance sheet on a pooled basis. The provision for loans receivable is an assessment performed on a portfolio basis and factors such as delinquency rate, size, and other risk characteristics of the portfolio.

Provision for financial assets receivable.    We recognize financial assets receivable at the inception of the off-balance sheet loans facilitated through our platform if we provide guarantee of repayments to our financial institution partners. We recognize financial assets receivable equal to the stand-ready guarantee liabilities recorded at fair value and consider what premium would be required by us to issue the same guarantee service in a standalone arm’s length transaction. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from our financial institution partners. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amount of the financial assets receivable exceeds the expected cash to be received, an impairment loss is recorded for the financial assets receivable that is not recoverable.

Provision for accounts receivable and contract assets.     We recognize accounts receivable and contract assets after we complete our facilitation services to financial institution partners for the off-balance sheet loans. We establish an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific types of borrowers, which is essentially the expected net default rate used in determining the fair value of guarantee liabilities. We evaluate and adjust our allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

Provision for contingent liabilities.    We recognize a contingent guarantee liability with an allowance for credit losses under the current expected credit loss model, or the CECL model, at the inception of the guarantee due to our adoption of ASC 326, Financial Instruments-Credit Losses. See “—E. Critical Accounting Estimates—Guarantee liabilities” for details. The contingent guarantee is reduced by payouts made by us to compensate the financial institution partners upon borrowers’ default. We evaluate and adjust allowance for credit losses on a quarterly basis or more often as necessary.

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

The consolidated trusts are subject to VAT at the rate of 3%, while our other entities are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The STA, the Ministry of Science and Technology and the MOF jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, which was renewed in 2021. Therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2023. In November 2020, our WFOE obtained “high and new technology enterprises” status and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2023. In August 2019, Beihai Qicheng Information & Technology Co., Ltd. benefited from a preferential tax rate of 15% as its operation falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables of the subsidiary could be further reduced as it is located in an autonomous region of China. In 2021, two of our subsidiaries benefited from a preferential tax rate of 15% as they were registered in Hainan and engaged in encouraged business activities. In 2022, Beihai Borui Credit Service Co., Ltd. benefits from a preferential tax rate of 15% as its operation falls within the encouraged industries catalogue in western China.

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

Since we currently have sufficient cash at Qifu Technology, Inc. to pay dividends, we maintain our position to reinvest undistributed profits earned from our subsidiaries and VIEs in our operations in China. Once the cash held by Qifu Technology, Inc. is insufficient to pay dividend or we need to fund our cash demand through earnings repatriated from PRC subsidiaries and VIEs, deferred tax liabilities of undistributed earnings to be repatriated will be recognized as Chinese withholding taxes will be levied on cash dividend through earnings by PRC subsidiaries.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies—Recent accounting pronouncements” to our combined and consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amounts and as a percentage of our total net revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue
Credit-driven services	11,403,675	84.1	10,189,167	61.2	11,586,251	1,679,849	70.0
Loan facilitation and servicing fees-capital heavy	4,596,555	33.9	2,326,027	14.0	2,086,414	302,502	12.6
Financing income	2,184,180	16.1	2,184,128	13.1	3,487,951	505,705	21.1
Revenue from releasing of guarantee liabilities	4,506,935	33.2	5,583,135	33.6	5,899,153	855,297	35.6
Other services fees	116,005	0.9	95,877	0.5	112,733	16,345	0.7
Platform services	2,160,279	15.9	6,446,478	38.8	4,967,679	720,245	30.0
Loan facilitation and servicing fees-capital light	1,826,654	13.5	5,677,941	34.2	4,124,726	598,029	24.9
Referral services fees	265,300	2.0	620,317	3.7	561,372	81,391	3.4
Other services fees	68,325	0.5	148,220	0.9	281,581	40,825	1.7
Total net revenue	13,563,954	100.0	16,635,645	100.0	16,553,930	2,400,094	100.0
Operating costs and expenses(1)
Facilitation, origination and servicing	1,600,564	11.8	2,252,157	13.5	2,373,458	344,119	14.3
Funding costs	595,623	4.4	337,426	2.0	504,448	73,138	3.0
Sales and marketing	1,079,494	8.0	2,090,374	12.6	2,206,948	319,977	13.3
General and administrative	455,952	3.4	557,295	3.4	412,794	59,850	2.5
Provision for loans receivable	698,701	5.2	965,419	5.8	1,580,306	229,123	9.5
Provision for financial assets receivable	312,058	2.3	243,946	1.5	397,951	57,697	2.4
Provision for accounts receivable and contract assets	237,277	1.7	324,605	2.0	238,065	34,516	1.4
Provision for contingent liabilities	4,794,127	35.3	3,078,224	18.5	4,367,776	633,268	26.4
Total operating costs and expenses	9,773,796	72.1	9,849,446	59.3	12,081,746	1,751,688	72.8
Income from operations	3,790,158	27.9	6,786,199	40.7	4,472,184	648,406	27.2
Interest income, net	77,169	0.6	126,256	0.8	182,301	26,431	1.1
Foreign exchange gain (loss)	101,534	0.7	35,549	0.2	(160,225)	(23,230)	(1.0)
Investment gain (loss)	––	––	10,115	0.1	(19,888)	(2,883)	(0.1)
Other income, net	112,884	0.8	64,590	0.4	268,000	38,856	1.6
Income before income tax expense	4,081,745	30.1	7,022,709	42.2	4,742,372	687,580	28.8
Income tax expense	(586,036)	(4.3)	(1,258,196)	(7.6)	(736,804)	(106,827)	(4.5)
Net income	3,495,709	25.8	5,764,513	34.6	4,005,568	580,753	24.3
Net loss attributable to non-controlling interests	897	0.0	17,212	0.1	18,605	2,697	0.1
Net income attributable to ordinary shareholders of the Company	3,496,606	25.8	5,781,725	34.7	4,024,173	583,450	24.4

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Facilitation, origination and servicing	72,192	75,209	73,945	10,720
Sales and marketing expenses	8,164	12,340	4,328	628
General and administrative expenses	220,805	166,373	121,464	17,611
Total	301,161	253,922	199,737	28,959

Share-based compensation expenses are non-cash in nature.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenue

Our total net revenue decreased by 0.5% from RMB16,636 million in 2021 to RMB16,554 million (US$2,400 million) in 2022, primarily due to the decline in loan facilitation volume under capital-light model. Within our total revenue, the amount derived from credit-driven services increased by 13.7% from RMB10,189 million in 2021 to RMB11,586 million (US$1,680 million) in 2022, and the amount derived from platform services decreased by 22.9% from RMB6,446 million in 2021 to RMB4,968 million (US$720 million) in 2022.

●	Loan facilitation and servicing fees. Loan facilitation and servicing fees decreased under the credit-driven services from RMB2,326 million in 2021 to RMB2,086 million (US$303 million) in 2022, primarily due to a lower take rate as a result of a decline in average IRR of the loans. Loan facilitation and servicing fees decreased under the platform services from RMB5,678 million in 2021 to RMB4,125 million (US$598 million) in 2022, primarily due to a decline in loan facilitation volume under the capital-light model as well as a decline in average IRR of the loans.
●	Financing income. Financing income increased from RMB2,184 million in 2021 to RMB3,488 million (US$506 million) in 2022, primarily due to the growth in average outstanding on-balance-sheet loan balance.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities increased from RMB5,583 million in 2021 to RMB5,899 million (US$855 million) in 2022. This increase reflected the change in average outstanding balance of off-balance-sheet capital-heavy loans during the period.
●	Referral services fees. Referral services fees decreased from RMB620 million in 2021 to RMB561 million (US$81 million) in 2022, primarily due to the decline in traffic from the referral services.

Operating costs and expenses

Operating costs and expenses increased from RMB9,849 million in 2021 to RMB12,082 million (US$1,752 million) in 2022, primarily due to the increase in provision for contingent liabilities.

●	Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB2,252 million in 2021 to RMB2,373 million (US$344 million) in 2022, primarily due to an increase of collection fee of RMB156 million (US$23 million) as a result of the growth in loan facilitation volume and balance.
●	Sales and marketing. Sales and marketing expenses increased substantially from RMB2,090 million in 2021 to RMB2,207 million (US$320 million) in 2022, primarily due to an increase of RMB126 million (US$18 million) in advertising and marketing-related expenses as a result of a higher average traffic cost throughout the challenging macro environment during 2022.
●	General and administrative. General and administrative expenses decreased from RMB557 million in 2021 to RMB413 million (US$60 million) in 2022, primarily due to a decrease of RMB72 million (US$10 million) in professional service fees and our continued effort to improve operational efficiency.

●	Funding costs. Funding costs increased from RMB337 million in 2021 to RMB504 million (US$73 million) in 2022, mainly due to the growth in funding from ABS and trusts.
●	Provision for loans receivable. Provision for loans receivable increased from RMB965 million in 2021 to RMB1,580 million (US$229 million) in 2022, which was primarily due to the growth in outstanding on-balance sheet loans.
●	Provision for financial assets receivable. Provision for financial assets receivable increased from RMB244 million in 2021 to RMB398 million (US$58 million) in 2022. The increase reflected challenging macro environment factors which are consistently applied in the estimation of default rate made as of December 31, 2022 for those vintages of loans in prior periods and at the inception of such loans.
●	Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets decreased from RMB325 million in 2021 to RMB238 million (US$35 million) in 2022, primarily attributable to the decrease in loan facilitation volume under the capital-light model.
●	Provision for contingent liabilities. Provision for contingent liabilities increased from RMB3,078 million in 2021 to RMB4,368 million (US$633 million) in 2022, which reflected challenging macro environment factors which are consistently applied in the estimation of default rate made as of December 31, 2022 for those vintages of loans in prior periods and at the inception of such loans.

Interest income, net

Interest income, net was RMB182 million (US$26 million) in 2022, compared to RMB126 million in 2021, mainly due to the increase in net interest earned from bank deposits.

Other income, net

Other income increased from RMB65 million in 2021 to RMB268 million (US$39 million) in 2022, mainly due to the increase of government grants.

Income tax expense

Income tax expense was RMB737 million (US$107 million) in 2022, compared to RMB1,258 million in 2021. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 14.9% in 2022, compared to 17.3% in 2021.

Net income

Net income was RMB4,006 million (US$581 million) in 2022, compared to RMB5,765 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Net revenue

Our revenue increased by 22.6% from RMB13,564 million in 2020 to RMB16,636 million in 2021 as a result of the rapid expansion of our Credit-Tech business, especially our platform services. Within our total revenue, the amount derived from credit-driven services decreased by 10.7% from RMB11,404 million in 2020 to RMB10,189 million in 2021, and the amount derived from platform services increased by 198.4% from RMB2,160 million in 2020 to RMB6,446 million in 2021.

●	Loan facilitation and servicing fees. Loan facilitation and servicing fees decreased under the credit-driven services from RMB4,597 million in 2020 to RMB2,326 million in 2021. The decrease was primarily due to lower average interest rates of the loan and a decrease in facilitation volume under the capital heavy model. The decrease in loan facilitation volume under the capital heavy model was primarily attributable to the fact that we transitioned to a more technology-centric platform service approach, deleveraging our business and enhancing our platform’s scalability, which resulted in a decrease in the volume off-balance sheet loans for which we provided guarantees. Loan facilitation and servicing fees increased under the platform services from RMB1,827 million in 2020 to RMB5,678 million in 2021. The increase was primarily due to the growth in loan facilitation volume through the capital-light model under our platform services. In 2021, loans facilitated under the capital-light model accounted for approximately 50.0% of our total loan facilitation volume, representing an increase from 26.1% in 2020. The increase in the loan facilitation volume was primarily driven by the increase in the number of users with approved credit lines on our platform from approximately 30.9 million as of December 31, 2020 to approximately 38.5 million as of December 31, 2021, as well as the increase in borrowing activities on our platform from 2020 to 2021.
●	Financing income. Financing income remained stable at RMB2,184 million in 2021 and 2020. Contributions from increases in on-balance loans were largely offset by lower average interest rates.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities increased from RMB4,507 million in 2020 to RMB5,583 million in 2021. This increase was in line with the increase in average outstanding balance of off-balance sheet loans under credit-driven services during the period.
●	Referral services fees. Referral services fees increased from RMB265 million in 2020 to RMB620 million in 2021 primarily due to the growth in loan facilitation volume through ICE.

Operating costs and expenses

Operating costs and expenses increased from RMB9,774 million for 2020 to RMB9,849 million in 2021, primarily due to the increase in facilitation, origination and servicing and the increase in sales and marketing.

Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB1,601 million in 2020 to RMB2,252 million in 2021, primarily due to (i) salary and benefit expenses of RMB250 million as a result of headcount increases, and (ii) payment transaction costs of RMB172 million, collection fees of RMB70 million and credit search fees of RMB45 million as a result of the growth in loan facilitation volume.

Sales and marketing. Sales and marketing expenses increased substantially from RMB1,079 million in 2020 to RMB2,090 million in 2021, primarily attributable to an increase of RMB944 million in advertising and marketing-related expenses as a result of a more proactive user acquisition strategy, particularly related to acquiring users with demand for high credit limits.

General and administrative. General and administrative expenses increased from RMB456 million in 2020 to RMB557 million in 2021, primarily due to expanded business operations, partially offset by our continued efforts to improve operational efficiency.

Funding costs. Funding costs decreased from RMB596 million in 2020 to RMB337 million in 2021. The decrease of funding costs was mainly due to increased funding contribution from ABSs which has lower funding costs compared to trusts.

Provision for loans receivable. Provision for loans receivable increased from RMB699 million in 2020 to RMB965 million in 2021, primarily due to the growth in outstanding on-balance sheet loans.

Provision for financial assets receivable. Provision for financial assets receivable decreased from RMB312 million in 2020 to RMB244 million in 2021. The decrease was primarily attributable to a decrease in the facilitation volume of off-balance sheet loans under credit-driven services.

Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets increased from RMB237 million in 2020 to RMB325 million in 2021. The increase was primarily due to the growth in total facilitation volume of off-balance sheet loans.

Provision for contingent liability. Provision for contingent liability was RMB3,078 million in 2021, compared to RMB4,794 million in 2020. The decline was due to a decrease in the facilitation volume of off-balance sheet loans under credit-driven services and the fact that loans facilitated in the second and third quarters of 2021 performed better than expected.

Interest income (expense)

Interest income was RMB126 million in 2021, compared to interest expense of RMB77 million in 2020, mainly because of the increase in net interest earned from bank deposits.

Other income, net

Other income decreased from RMB113 million in 2020 to RMB65 million in 2021, mainly due to the decrease of government grants.

Income tax expense

Income tax expense was RMB1,258 million in 2021, compared to RMB586 million in 2020.

Net income

Net income was RMB5,765 million in 2021, compared to a net income of RMB3,496 million in 2020.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2020, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Current assets:
Cash and cash equivalents	4,418,416	6,116,360	7,165,584	1,038,912
Restricted cash	2,355,850	2,643,587	3,346,779	485,237
Security deposit prepaid to third-party guarantee companies	915,144	874,886	396,699	57,516
Accounts receivable and contract assets, net	2,394,528	3,097,254	2,868,625	415,912
Financial assets receivable, net	3,565,482	3,806,243	2,982,076	432,360
Loans receivable, net	7,500,629	9,844,481	15,347,662	2,225,202
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	307,937	223,474	261,319	37,888
Financial assets receivable, net-noncurrent	645,326	597,965	688,843	99,873
Loans receivable, net-noncurrent	87,685	2,859,349	3,136,994	454,821
Land use rights, net	—	1,018,908	998,185	144,723
Current liabilities:
Payable to investors of the consolidated trusts-current	3,117,634	2,304,518	6,099,520	884,347
Guarantee liabilities-stand ready	4,173,497	4,818,144	4,120,346	597,394
Guarantee liabilities-contingent	3,543,454	3,285,081	3,418,391	495,620
Non-current liabilities:
Payable to investors of the consolidated trusts-noncurrent	1,468,890	4,010,597	4,521,600	655,570

Cash and cash equivalents

Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Our cash and cash equivalents increased from RMB6,116 million as of December 31, 2021 to RMB7,166 million (US$1,039 million) as of December 31, 2022, due to an increase in cash inflow from operating activities.

Restricted cash

Restricted cash mainly represents security deposits related to our loan facilitation services and cash held by our consolidated trusts and asset management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements. The trusts have a maximum operating period of two years. The cash in the trusts is not available to fund our general liquidity needs.

Our restricted cash increased from RMB2,644 million as of December 31, 2021 to RMB3,347 million (US$485 million) as of December 31, 2022, primarily due to an increase of security deposits set aside for certain financial institution partners in case of borrowers’ defaults as a result of increased loan balance.

Security deposits prepaid to third-party guarantee companies

We have engaged third-party licensed guarantee companies to provide guarantee to some financial institution partners since 2019, and sometimes we prepay an amount as back-to-back guarantee to these guarantee companies. Such prepayment in the deposit account under the guarantee company’s name is recorded under this account. Our security deposit prepaid to third-party guarantee companies amounted to RMB397 million (US$58 million) as of December 31, 2022.

Accounts receivable and contract assets, net

Accounts receivable and contract assets decreased from RMB3,321 million as of December 31, 2021 to RMB3,130 million (US$454 million) as of December 31, 2022, net of allowance of RMB316 million and RMB315 million (US$46 million), respectively, mainly due to the decrease in outstanding balance of off-balance sheet loans.

Financial assets receivable, net

Financial assets receivable decreased from RMB4,404 million as of December 31, 2021 to RMB3,671 million (US$532 million) as of December 31, 2022, net of allowance of RMB494 million and RMB554 million (US$80 million), respectively, mainly due to a decrease in our loan facilitation volume of off balance sheet loans under credit-driven services during the period.

Loans receivable, net

Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts, as well as loans facilitated by Fuzhou Microcredit.

Loans receivable increased from RMB12,704 million as of December 31, 2021 to RMB18,485 million (US$2,680 million) as of December 31, 2022, mainly due to the increase in our outstanding on-balance sheet loans balance.

Land use rights, net

Land use rights represent lease prepayments to the local government authorities and are recorded at cost less accumulated amortization.

In March 2021, our consolidated subsidiary, 360 Changfeng obtained the land use rights from local authorities to develop and build the regional headquarters and the affiliated industrial park for our future operations. As of December 31, 2022, a total of RMB1.0 billion were contributed by its shareholders to acquire the land use rights, of which RMB0.7 billion was funded by Shanghai Qiyu.

Payable to investors of the consolidated trusts

Some financial institution partners require us to disburse loans indirectly to borrowers through our consolidated trusts. Payable to investors of the consolidated trusts without recourse to us represents the investment returns these financial institution partners require to be paid, and it increased RMB6,315 million as of December 31, 2021 to RMB10,621 million (US$1,540 million) as of December 31, 2022, mainly due to the increase in our on-balance sheet loan volume.

Guarantee liabilities-stand ready

Guarantee liabilities-stand ready decreased from RMB4,818 million as of December 31, 2021 to RMB4,120 million (US$597 million) as of December 31, 2022. We recognize a stand-ready guarantee liability at the inception of an off-balance sheet loan for which we provide guarantee services. Stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee.

Guarantee liabilities-contingent

Guarantee liabilities-contingent increased from RMB3,285 million as of December 31, 2021 to RMB3,418 million (US$496 million) as of December 31, 2022, mainly due to the provision of contingent liabilities of RMB4,368 million (US$633 million), which was partially offset by the payout of RMB4,234 million (US$614 million). At the inception of an off-balance sheet loan, we also recognize a separate contingent guarantee liability with an allowance for credit losses following the CECL model. The contingent guarantee is reduced by the payouts made by us to compensate the financial institutions upon borrowers’ default. Allowance for credit losses under CECL model was included in “provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

B.           Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2020, 2021 and 2022, we had cash and cash equivalents and restricted cash of RMB6.8 billion, RMB8.8 billion and RMB10.5 billion (US$1.5 billion), respectively. Our cash and cash equivalents primarily consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	5,325,810	5,789,700	5,922,515	858,683
Net cash provided by/(used in) investing activities	892,770	(6,064,328)	(7,355,975)	(1,066,515)
Net cash (used in)/provided by financing activities	(3,282,400)	2,263,720	3,204,068	464,548
Net increase in cash and cash equivalents	2,938,416	1,985,681	1,752,416	254,076
Cash, cash equivalents, and restricted cash at the beginning of year	3,835,850	6,774,266	8,759,947	1,270,073
Cash, cash equivalents, and restricted cash at the end of year	6,774,266	8,759,947	10,512,363	1,524,149

Operating activities

Net cash provided by operating activities was RMB5,923 million (US$859 million) in 2022. The difference between net cash provided by operating activities and the net income of RMB4,006 million (US$581 million) mainly resulted from (i) adding back non-cash item share-based compensation of RMB200 million (US$29 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB2,216 million (US$321 million) and (iii) adding back non-cash item provision for contingent liabilities of RMB4,368 million (US$633 million), partially offset by additional RMB5,119 million (US$742 million) used for working capital. The change in cash used for working capital was mainly a result of a RMB4,932 million (US$715 million) increase in guarantee liabilities. The increase of these working capital items was in line with our business growth.

Net cash provided by operating activities was RMB5,790 million in 2021. The difference between net cash provided by operating activities and the net income of RMB5,765 million mainly resulted from (i) adding back non-cash item share-based compensation of RMB254 million, (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB1,554 million and (iii) adding back non-cash item provision for contingent liabilities of RMB3,078 million, partially offset by additional RMB4,881 million used for working capital. The change in cash used in working capital was mainly a result of a RMB820 million increase in accounts receivable and contract assets, a RMB437 million increase in financial assets receivables, a RMB2,691 million decrease in guarantee liabilities, and a RMB1,036 million increase in land use rights, which was partially offset by RMB898 million increase in accrued expenses and other current liabilities. The increase of these working capital items was the result of our rapid expansion of business.

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

Investing activities

Net cash used in investing activities was RMB7,356 million (US$1,067 million) in 2022, which was primarily attributable to investment in loans receivable of RMB59,826 million (US$8,674 million), partially offset by the collection of investment in loans receivable of RMB52,557 million (US$7,620 million). The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Net cash used in investing activities was RMB6,064 million in 2021, which was primarily attributable to investment in loans receivable of RMB40,169 million, partially offset by the collection of investment in loans receivable of RMB34,131 million. The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Net cash provided by investing activities was RMB893 million in 2020, which was primarily attributable to investment in loans receivable of RMB38,720 million, partially offset by the collection of investment in loans receivable of RMB39,629 million. The net inflow of loans investment was mainly the result of our on-balance sheet collection.

Financing activities

Net cash provided by financing activities was RMB3,204 million (US$465 million) in 2022, which was primarily attributable to RMB8,571 million (US$1,243 million) cash received from investors of the consolidated trusts, and RMB340 million (US$49 million) received from short-term loans, and RMB239 million (US$35 million) received from our Global Offering of class A ordinary shares in connection with the secondary listing on the Main Board of the Hong Kong Stock Exchange, partially offset by cash paid to investors of the consolidated trusts of RMB4,325 million (US$627 million) and dividend paid to shareholders of RMB989 million (US$143 million).

Net cash provided by financing activities was RMB2,264 million in 2021, which was primarily attributable to RMB5,929 million cash received from investors of the consolidated trusts, and RMB364 million received from short-term loans, partially offset by cash paid to investors of the consolidated trusts of RMB4,193 million and RMB150 million repaid for short-term loans.

Net cash used in financing activities was RMB3,282 million in 2020, which was primarily attributable to cash paid to investors of the consolidated trusts of RMB6,360 million, RMB3,092 million cash received from investors of the consolidated trusts, and RMB187 million received from short-term loans, partially offset by RMB200 million repaid for short-term loans.

Material Cash Requirement

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the years ended December 2020, 2021 and 2022, our capital expenditures were mainly used for purchases of property, equipment and software. We incurred capital expenditures of RMB15.3 million, RMB25.3 million and RMB27.0 million (US$3.9 million) in 2020, 2021 and 2022, respectively. Our capital expenditures for 2022 consist primarily of expenditures related to the expansion and enhancement of our information technology infrastructure and the construction of our new office buildings in Shanghai. We will continue to incur capital expenditures to meet the expected growth of our business.

We intend to fund our existing and future capital expenditures with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Contractual Obligations

Our contractual obligations mainly represent operating lease obligations, which relate to our leases of office premises and our land use rights over the parcel of land that 360 Changfeng, acquired to construct our regional headquarters and the affiliated industrial park for our future operations. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2020, 2021 and 2022 were RMB29.0 million, RMB51.6 million and RMB63.7 million (US$9.2 million), respectively. Amortization expenses of land use rights for 2020, 2021 and 2022 amounted to nil, RMB17.3 million and RMB20.7 million (US$3.0 million), respectively.

Our short-term loans obligations relate to bank borrowings obtained from domestic commercial banks. Our short-term loans obligations were RMB186.8 million, RMB397.6 million and RMB150.0 million (US$21.7 million) as of December 31, 2020, 2021 and 2022, respectively.

The following table sets forth our contractual obligations and short-term loans obligations as of December 31, 2022:

		Less			More
		than	1 – 3	3 – 5	than
	Total	1 year	Years	Years	5 years

	(RMB in thousands)
Operating Leases Obligations	54,359	31,212	23,147	—	—
Short-term Loans Obligations	150,000	150,000	—	—	—

As of December 31, 2022, we had outstanding amount of short-term loans of RMB150.0 million (US$21.7 million), which was guaranteed by Shanghai Qibutianxia Co., Ltd. and unsecured. As of the same date, we had outstanding amount of long-term mortgage loans of RMB17.9 million (US$2.6 million), which were secured by the land use right owned by Shanghai 360 Changfeng Technology, Co., Ltd. and were unguaranteed. As of December 31, 2022, we also had operating lease liabilities amounting to RMB52.4 million (US$7.6 million), all of which were secured by the rental deposits and unguaranteed. As of the same date, we had payable to shareholder of non-controlling interests of RMB221.3 million (US$32.1 million), which was unguaranteed and unsecured.

As of December 31, 2022, we have certain capital commitments primarily related to commitments for the construction of the regional headquarters and the affiliated industrial park. The total capital commitments agreed in the purchase contract for land use rights was not less than RMB500.0 million (US$72.0 million), and RMB30.0 million (US$4.4 million) has been invested and reflected as construction in progress under “Property and equipment, net” in our consolidated financial statements as of December 31, 2022. All of the remaining capital commitments will be fulfilled in the future according to the construction progress.

Other than those shown above, the obligations from on-balance sheet loans (presented as “payable to investors of the consolidated trusts-current and -noncurrent” in the consolidated balance sheets), which were unguaranteed and unsecured, and guarantees related to the loans we facilitated, we did not have any significant capital and other commitments and long-term obligations as of December 31, 2022.

Holding Company Structure

Qifu Technology, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our variable interest entities and their subsidiaries in China. As a result, Qifu Technology, Inc.’s ability to pay dividends may depend upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Significant management judgment is applied to the determination and allocation of the transaction price, including (i) estimation of variable consideration, and (ii) determination of standalone selling price of each performance obligation.

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

The estimate of prepayment risk of borrowers is subject to changes in our estimate of borrowers’ future repayment pattern. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. Further, if the default rate of underlying loans decreases beyond a certain level, the service fee rates enjoyed by us so as the total transaction price would increase than initially expected and vice versa. Revenue recognized for the year ended December 31, 2022 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration resulting from such changes was RMB330,351.1 million (US$47.9 million).

We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change when our cost pattern and business mode changes. If our estimates change with one percentage point increase/decrease in the portion of total transaction price allocated to our loan facilitation services, our loan facilitation service revenue would increase/decrease by approximately RMB62.6 million (US$9.1 million) for loans facilitated during the year ended December 31, 2022.

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

Allowances for the above-mentioned financial assets and contingent guarantee liability are driven by estimated default rate of respective underlying loans. We estimate the default rate based on historical net default rate of loans on a pool basis grouped by vintage of origination with similar risk profiles. Internal and external correlation factors, such as CPI, money supply and delinquent loan collection rate are identified based on regular review of historical data and updated on a timely basis once we become aware of any new patterns. Future trend of the abovementioned correlation factors are then fed into our model to predict default rate for each loan portfolios. For external factors, we use projections commonly used within the industry. For internal factors, we make projections based on historical data adjusted by our current risk and business strategies which we think could have potential impacts into the future periods.

As of December 31, 2022, allowance for loans receivable is RMB1,457.4 million (US$211.3 million) and outstanding balance for contingent guarantee liability is RMB3,418.4 million (US$495.6 million). If change in various factors constituting the estimate of default rate result in 0.5 percentage point increase/decrease in the overall estimate default rate, it would result in an increase/decrease of RMB209.5 million (US$30.4 million) and RMB586.1 million (US$85.0 million) for allowance for loans receivable and contingent guarantee liability respectively.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongyi Zhou	52	Chairman of the Board of Directors
Haisheng Wu	40	Chief Executive Officer and Director
Alex Xu	54	Director and Chief Financial Officer
Eric Xiaohuan Chen	41	Director
Dan Zhao	43	Director
Jiao Jiao	42	Director
Gang Xiao	47	Independent Director
Andrew Y Yan	65	Independent Director
Fan Zhao	68	Independent Director
Zhiqiang He	40	Senior Vice President
Yan Zheng	35	Chief Risk Officer

Mr. Hongyi Zhou has served as our director from our inception and in addition as our chairman of the board of directors since September 2018. Mr. Zhou has more than 20 years of managerial and operational experience in China’s internet industry. Mr. Zhou has served as the non-executive director and chairman of the board of Huafang Group Inc. (HKEX: 3611) since June 2021. Mr. Zhou joined Huafang Group Inc. in April 2019 and has served as the chairman of the board at Beijing Huafang Technology Co., Ltd. and Beijing Mijing Hefeng Technology Co., Ltd. since April 2019 and September 2020, respectively. Mr. Zhou co-founded the Qihoo 360 Technology Co. Ltd., a company previously listed on New York Stock Exchange, and has served as the director of Qihoo 360 Technology Co. Ltd. from its inception to September 2021. Since February 2018, Mr. Zhou has been serving as the chairman of the board of directors of 360 Group. Mr. Zhou was also a director of Opera Limited (NASDAQ: QPRA), a multinational technology company which specializes in web browser development and fintech. Prior to founding Qihoo 360 Technology Co. Ltd., Mr. Zhou was a partner at IDG Ventures Capital. Mr. Zhou served as the chief executive officer of www.3721.com until it was acquired by Yahoo! China in January 2004 and as a non-executive director of Colour Life Services Group Co., Limited (HKEX: 1778) from May 2015 to March 2021. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software in 1992 and his master’s degree in system engineering from Xi’an Jiaotong University in June 1995.

Mr. Haisheng Wu has served as our chief executive officer and our director since August 2019. Before that, Mr. Wu had served as our president since our inception. Mr. Wu has also been a director of Shanghai Qibutianxia from April 2020 to April 2021. Before working on the establishment of our business, Mr. Wu worked as a product director at the 360 Group start page department from March 2011, in charge of 360 Start Page, 360kan and 360 Mobile Browser. Prior to that, Mr. Wu worked with the user product department of Baidu, Inc. (NASDAQ: BIDU; HKEX: 9888), as a product manager from July 2008. Mr. Wu received his bachelor’s degree in economics (media economics management) from Communication University of China and master’s degree in communication studies from Peking University in 2005 and 2008, respectively.

Mr. Alex Xu has served as our director since March 2021, as our chief financial officer since July 2020 and as our senior advisor since October 2019. Mr. Xu has extensive experiences in capital market, corporate finance and business management. Prior to joining us, Mr. Xu served as the Chief Financial Officer of Shenzhen Qianhai Dashu Financial Services Co., Ltd. from September 2018 and a director of Qihoo 360 Technology Co. Ltd. from September 2017 to April 2019. He was a Co-Chief Financial Officer of Qihoo 360 (NYSE: QIHU) from February 2011 to August 2016. Prior to that, Mr. Xu was a Managing Director at Cowen & Company, LLC. He also served as the Chief Financial Officer of Yeecare Holdings in 2010, and from May 2008 to March 2010, as the Chief Strategy Officer of China Finance Online Co., Ltd. Mr. Xu was a Senior Vice President at Brean Murray, Carret & Co from 2007 to 2008. He was an associate at Bank of America Securities, LLC from 2003 to 2007, and worked at investment research department of UBS AG from 2002 to 2003. Mr. Xu received his bachelor’s degree in Applied Physics from Beijing University of Posts and Telecommunications and an M.B.A. degree from Cornell University. Mr. Xu is a CFA charter holder.

Mr. Eric Xiaohuan Chen has served as our director since November 2019. Mr. Chen also serves as a director of several privately owned companies based in China. Mr. Chen is currently a partner at Twin Peaks Capital. Prior to co-founding Twin Peaks Capital, Mr. Chen served as the managing director and head of business and financial services at FountainVest Partners, where he has worked from 2008 to 2021. Before joining FountainVest Partners, Mr. Chen had worked in the investment banking department of Lehman Brothers and Citigroup since 2006. From 2004 to 2006, Mr. Chen worked at Micron Technology. Mr. Chen received his Bachelor’s degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.

Mr. Dan Zhao has served as our director since May 2020 and is currently the vice president of 360 Group. Mr. Zhao has also been a non-executive director of 360 Ludashi Holdings Limited (HKEX: 3601) since June 2020, and a director of Beijing Huafang Technology Co., Ltd., Beijing Mijing Hefeng Technology Co., Ltd., Huafang Group Inc. and Kincheng Bank of Tianjin Co., Ltd. since August 2020, September 2020, July 2021 and February 2022, respectively. Before joining 360 Group in January 2013, Mr. Zhao served as a senior manager in Alibaba Group (NYSE: BABA; HKEX: 9988), from November 2007. From September 2006 to November 2007, Mr. Zhao worked for KPMG Huazhen LLP as an associate manager. Mr. Zhao received his bachelor’s degree in international enterprise management from the University of Shanghai for Science and Technology in 2002, and his master’s degree in international business economics from the University of Konstanz in 2004. Mr. Zhao was accredited as a certified internal auditor by The Institute of Internal Auditors in November 2008.

Ms. Jiao Jiao has served as our director since November 2022. Ms. Jiao has been serving as a director of 360 Group since May 2022, where she has also been serving as a vice president and the head of the legal department since September 2021. From July 2019 to August 2021, Ms. Jiao served as the general counsel of Future VIPKID Limited. Ms. Jiao served as a vice president and the head of the legal department of JD.com, Inc. (NASDAQ: JD; HKEX: 9618) from June 2014 to April 2019. Prior to that, she was a lawyer at JunHe LLP from June 2005 to May 2014. Ms. Jiao received her bachelor of laws and master of laws in 2002 and 2005, respectively, from Peking University.

Mr. Gang Xiao has served as our independent director since September 2018. Mr. Xiao served as the general manager of Zhongcai Financial Holding Investment Ltd. from its inception to September 2022. Prior to that, Mr. Xiao worked at China Financial & Economic Publishing House Accounting Branch as an editor from August 2006 to December 2010, during which he served as a deputy county mayor of Suichuan County of Jiangxi Province from December 2007 to December 2008. Prior to that, Mr. Xiao worked at the then Tianjin Government Procurement Center, which was later merged into Tianjin Public Resource Exchange Center in December 2019, from March 2000 to February 2004. Mr. Xiao received his bachelor’s degree in electronic data processing accounting from Dongbei University of Finance and Economics, his master’s degree in Chinese literature from Yanbian University and his doctoral degree in public finance from Dongbei University of Finance and Economics in 1999, 2003 and 2008, respectively.

Mr. Andrew Y Yan has served as our independent director since July 2019. Mr. Yan is the founding managing partner of SAIF Partners IV (“SAIF”) since 2001. Prior to joining SAIF, he was a managing director and head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Mr. Yan is currently an independent non-executive director of China Resources Land Limited (HKEX: 1109), and an independent director of ATA Creativity Global (NASDAQ: AACG) and Guoyuan Securities Co., Ltd (Shenzhen Stock Exchange: 000728). He is also a member of the Investment Committee of Peking University Education Foundation and the vice chairman of the Asset Management Association of China. In addition, Mr. Yan previously served as a director of Shenzhen Appotronics Corporation Ltd. (STAR Market of the Shanghai Stock Exchange: 688007), Shanghai Welltech Automation Co., Ltd (Shenzhen Stock Exchange: 002058), Haier Smart Home Co Ltd (Hong Kong Stock Exchange: 6690), Huize Holding Limited (NASDAQ: HUIZ) and Zhejiang Merit Interactive Network Technology Co Ltd (Shenzhen Stock Exchange: 300766). Mr. Yan also previously served as a non-executive director at Guodian Technology & Environment Group Corporation Limited, a company previously listed on the Hong Kong Stock Exchange (HKEX: 1296) and privatized in May 2022, an independent director at TCL Corporation (Shenzhen Stock Exchange: 000100) and BlueFocus Intelligent Communications Group Co., Ltd. (Shenzhen Stock Exchange: 300058), and an independent non-executive director of China Southern Airlines Company Limited (HKEX: 1055). Mr. Yan received a master of Arts degree from Princeton University in 1989, and a bachelor’s degree in engineering from the Nanjing University of Aeronautics and Astronautics, formerly known as Nanjing Aeronautic Institute, in 1982.

Mr. Fan Zhao has served as our independent director since January 2023. Mr. Zhao founded and has served as the chairman of the board of directors of Beijing Fengye Fanda Investment Advisory Co., Ltd. since 2000. He has served as a director of Heintzman Piano Company Limited since 2004. He founded and served as a director of Sunbridge International Holdings Limited from 2002 to 2018. From 2000 to 2004, Mr. Zhao was an independent director of www.3721.com. Mr. Fan Zhao was the president of Hebei Bada Group from 1993 to 1999. Mr. Fan Zhao received a bachelor’s degree in engineering from Beijing University of Civil Engineering and Architecture in 1982 and an MBA degree from Lawrence Technological University in 2002, respectively.

Mr. Zhiqiang He has served as our senior vice president since July 2020. Prior to that, Mr. He served as our vice president. Mr. He was the co-founder of Ningbo Siyinjia Investment Management Co. Ltd. Prior to establishing Ningbo Siyinjia Investment Management Co. Ltd., Mr. He worked in the financial industry department at McKinsey & Company from July 2013 to July 2015. Mr. He received his bachelor’s degree in thermal and power engineering and master’s degree in business administration from Tsinghua University in 2003 and 2007, respectively. Mr. He received his MBA degree from Sloan Business School of Massachusetts Institute of Technology in 2013.

Mr. Yan Zheng has served as our chief risk officer since July 2020. Prior to that, Mr. Zheng served as our vice president from February 2017. Mr. Zheng has 13 years of experience in consumer finance risk management. Before joining us, Mr. Zheng co-founded Shenzhen Samoyed Internet Finance Service Co. Ltd. in May 2015, and was in charge of its product risk management. Prior to that, Mr. Zheng worked at the risk division of Merchants Union Consumer Finance Company Limited from April to May 2015, and the risk management department at the headquarter of China Merchants Bank (SHA: 600036) from November 2014 to April 2015. Prior to that, Mr. Zheng worked at the risk management department of the Credit Card Center of China Merchants Bank from July 2008 to October 2014, primarily responsible for the credit policies of corporate businesses and credit limits. Mr. Zheng received his bachelor’s degree in quantitative economics (Chinese-foreign) from Shanghai University of Finance and Economics in 2008.

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

We have also entered into indemnification agreements with each of our directors. Under these agreements, we agree to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of our Company.

B.          Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB21.4 million (US$3.1 million) in cash to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Other than the above-mentioned statutory contributions mandated by applicable PRC laws and regulations, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

2018 Share Incentive Plan

In May 2018, we adopted the 2018 Share Incentive Plan, and amended it in November 2019. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Incentive Plan is 25,336,096 ordinary shares. As of February 28, 2023, class A ordinary shares underlying options and restricted share units that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 1,368,030, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Award agreement   Awards granted under the 2018 Share Incentive Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

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

2019 Share Incentive Plan

We adopted the 2019 Share Incentive Plan in November 2019, and amended it in August 2020 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Share Incentive Plan is 17,547,567 ordinary shares, and an annual increase on the first day of each of the four consecutive fiscal years of the Company commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding shares or (ii) such fewer number of class A ordinary shares as may be determined by our board of directors. As of February 28, 2023, options and restricted share units representing 11,829,464 class A ordinary shares have been granted and are outstanding under the 2019 Share Incentive Plan, as amended, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Award agreement   Awards granted under the 2019 Share Incentive Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

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

The following table summarizes, as of February 28, 2023, the awards granted and are outstanding under the 2018 Share Incentive Plan and 2019 Share Incentive Plan to several of our existing directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares	Exercise Price
	Underlying Awards	(US$/Share)	Date of Grant	Date of Expiration
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
Haisheng Wu	*	—	February 20, 2020	February 19, 2030
Haisheng Wu	3,520,000	0.00001	November 20,2020	November 19,2030
Zhiqiang He	*	0.00001	May 20, 2018	May 19, 2028
Zhiqiang He	*	0.00001	November 20,2020	November 19,2030
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028
Yan Zheng	*	0.00001	November 20,2020	November 19,2030
Alex Xu	*	—	November 20,2019	November 19,2029
Alex Xu	*	—	November 20,2021	November 19,2031

*             Less than one percent of our total outstanding shares.

As of February 28, 2023, other employees as a group held outstanding options and restricted share units representing 6,888,342 class A ordinary shares of our Company under the 2018 Share Incentive Plan and 2019 Share Incentive Plan.

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

Audit Committee. Our audit committee consists of Gang Xiao, Andrew Y Yan and Fan Zhao. Gang Xiao is the chairman of our audit committee. We have determined that Gang Xiao, Andrew Y Yan and Fan Zhao satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Gang Xiao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee consists of Hongyi Zhou, Andrew Y Yan and Jiao Jiao. Hongyi Zhou is the chairperson of our nominating and corporate governance committee. Andrew Y Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Board Diversity Matrix As of February 28, 2023
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
	1	8	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	2

D.           Employees

We had 1,643, 2,129 and 2,199 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2022:

As of December 31, 2022
Function:
General and administrative	189
Operations	795
Products	146
Research and development	784
Risk management	133
Sales and marketing	152
Total	2,199

As of December 31, 2022, we had 978 employees in Shanghai, 365 employees in Beijing, 264 employees in Shenzhen and the rest in other cities and special administrative region in China.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing funds, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for typically two years after the termination of his or her employment. In consideration of our employees’ non-compete covenant, we pay compensation to our employees at a rate of not less than 20% of the average monthly compensation of the prior 12 months of their employment during the restriction period, provided that, to the extent our rate becomes lower than the minimum standard required by the local government, we will pay in accordance with such standard.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. None of our employees are represented by labor unions.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 322,929,669 class A ordinary shares as of February 28, 2023 (excluding 2,662,107 class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans). No class B ordinary shares were issued and outstanding as of February 28, 2023. As a result, no shareholder had different voting rights from other shareholders.

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

	Ordinary Shares Beneficially Owned

		Percentage of
	Total ordinary	total ordinary
	shares	shares
Directors and Executive Officers:**
Hongyi Zhou(1)	42,539,108	13.2%
Haisheng Wu(2)	*	*
Alex Xu(3)	*	*
Dan Zhao	—	—
Jiao Jiao	—	—
Gang Xiao	—	—
Andrew Y Yan(4)	*	*
Eric Xiaohuan Chen(5)	*	*
Fan Zhao	—	—
Zhiqiang He(6)	*	*
Yan Zheng(7)	*	*
All Directors and Executive Officers as a Group	45,257,826	14.0%
Principal Shareholders:
Aerovane Company Limited(8)	39,820,586	12.3%
FountainVest(9)	23,432,634	7.3%
Aspex Management(10)	21,913,352	6.8%
OLP Capital Management Limited(11)	19,416,446	6.0%
Sumitomo Mitsui Financial Group(12)	19,413,448	6.0%

Notes:

*            Less than 1% of our total outstanding shares.

**          Except as indicated otherwise below, the business address of our directors and executive officers is Building 2, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

(1)

Represents 42,539,108 class A ordinary shares to the Company’s knowledge that are beneficially owned by Mr. Hongyi Zhou, the chairman of our board of directors, as of the date of this annual report, including (i) 39,820,586 class A ordinary shares held by Aerovane Company Limited, a British Virgin Islands company, which is in turn wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou; (ii) 434,344 class A ordinary shares in the form of ADSs in which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition) through a financial arrangement; and (iii) 2,284,178 class A ordinary shares in the form of ADSs, in which an entity controlled by Mr. Hongyi Zhou had the sole voting power and the sole power to direct the disposition of such ADSs through a financial arrangement. Because of the immediate family relationship and a letter agreement between Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children relating to the 39,820,586 class A ordinary shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. For the 434,344 class A ordinary shares in the form of ADSs described in clause (ii) of this note, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 434,344 class A ordinary shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein.

(2)

Represents the class A ordinary shares in the form of ADSs collectively held by Mr. Haisheng Wu and Holy Vanguard Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Haisheng Wu and his family, to which Mr. Wu is also the settlor.

(3)	Represents the class A ordinary shares in the form of ADSs held by Mr. Alex Xu.
(4)

Represents the class A ordinary shares in the form of ADSs held by Morning Star Resources Ltd. Morning Star Resources Ltd is a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Andrew Y Yan, to which Mr. Yan is also the settlor.

(5)	Represents the class A ordinary shares in the form of ADSs held by Mr. Eric Xiaohuan Chen.
(6)	Represents class A ordinary shares in the form of ADSs held by Mr. Zhiqiang He.
(7)

Represents class A ordinary shares in the form of ADSs collectively held by Mr. Yan Zheng and Smart Defender Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Yan Zheng and his family, to which Mr. Zheng is also the settlor.

(8)	Aerovane Company Limited is described in footnote 1 above.
(9)

Represents 23,432,634 class A ordinary shares in the form of 11,716,317 ADSs held by Ruby Finance Holdings Ltd. Ruby Finance Holdings Ltd., is a Cayman Islands company controlled by FountainVest China Capital Partners GP3 Ltd. The number of the class A ordinary shares is as reported in a Schedule 13D/A jointly filed by Ruby Finance Investment Ltd., Ruby Finance Holdings Ltd. and FountainVest China Capital Partners GP3 Ltd. on January 4, 2022.

(10)

Represents 21,913,352 class A ordinary shares in the form of ADSs beneficially owned by Aspex Management (HK) Ltd, a Hong Kong company, Aspex Master Fund, a Cayman Islands company, and Li, Ho Kei, a Hong Kong citizen. The number of class A ordinary shares is as reported in a Schedule 13G jointly filed by Aspex Management (HK) Ltd, Aspex Master Fund and Li, Ho Kei on February 9, 2023.

(11)

Represents 19,416,446 class A ordinary shares in the form of ADSs held by various investment vehicles for which OLP Capital Management Limited serves as investment manager. OLP Capital Management Limited is a private company organized under the laws of Hong Kong, and each of Mr. Richard Li and Mr. Di Fan Shen is a citizen of Canada. The number of class A ordinary shares is as reported in a Schedule 13G/A jointly filed by OLP Capital Management Limited, Richard Li and Di Fan Shen on April 3, 2023.

(12)

Represents 19,413,448 class A ordinary shares in the form of ADSs held by various investment vehicles for which TT International Asset Management and Sumitomo Mitsui DS Asset Management Company, Ltd serve as investment manager. TT International Asset Management is wholly owned by SMBC Asset Management Services (UK) Ltd, which is a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. Each of TT International Asset Management and SMBC Asset Management Services (UK) Ltd is organized under the laws of the United Kingdom. Sumitomo Mitsui Financial Group, Inc. is organized under the laws of Japan. The number of class A ordinary shares is as reported in a Schedule 13G/A jointly filed by TT International Asset Management, SMBC Asset Management Services (UK) Ltd and Sumitomo Mitsui Financial Group, Inc. on February 14, 2023.

To our knowledge, as of February 28, 2023, 273,569,794 of our class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

On March 31, 2023, we held an extraordinary general meeting and, among other things, varied and amended our authorized share capital by (a) re-designating and re-classifying all authorized Class B ordinary shares as Class A ordinary shares each on a one-for-one basis and (b) re-designating and re-classifying all authorized and unissued shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the memorandum of association and articles of association of the Company as Class A ordinary shares each on a one-for-one basis. As a result, we unwound our dual-class shareholding structure and all the issued shares of our Company (including the class B ordinary shares with super-voting rights) were redesignated and reclassified into class A ordinary shares which entitle holders to one vote for each share. As of the date of this annual report, our authorized share capital is US$50,000 divided into 5,000,000,000 class A ordinary shares, which entitle holders to one vote for each share.

F.          Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our shareholders agreement on September 10, 2018 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, were automatically terminated upon the completion of our initial public offering and listing on Nasdaq in December 2018.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Share Incentive Plan.”

Transactions with 360 Group

360 Group is our important business partner. It is considered our related party as it is controlled by Mr. Hongyi Zhou, the chairman of our board of directors and principal shareholder. We transacted with several entities of 360 Group during the fiscal years of 2020, 2021 and 2022. 360 Group is one of our borrower acquisition channels, and it provides advertising services to promote our products and general brand through its matrix of mobile applications and services, such as 360 Browser and 360 Mobile Assistant. Advertising services are calculated and charged to us under different formula depending on the form of advertisements, including cost per time (CPT), cost per click (CPC), cost per thousand impression (CPM), cost per action (CPA) and cost per sale (CPS).

In 2022, services provided by 360 Group entities were RMB196.4 million (US$28.5 million). As of December 31, 2022, RMB110.6 million (US$16.0 million) was due to 360 Group entities, and RMB1.8 million (US$0.3 million) was due from them.

In 2021, services provided by 360 Group entities were RMB168.4 million. As of December 31, 2021, RMB163.1 million was due to 360 Group entities, and RMB1.8 million was due from them.

In 2020, services provided by 360 Group entities were RMB115 million. As of December 31, 2020, RMB32 million was due to 360 Group entities, and RMB3 million was due from them.

In September 2020, one 360 Group entity transferred to us part of its equity interest in Hangzhou Qifei Huachuang Technology Co., Ltd., a joint venture company it established with an independent third party. After the equity transfer, we and the 360 Group entity hold 25% and 26% of the equity interest in the joint venture entity, respectively. As part of the arrangement, we are responsible for assisting the joint venture entity in achieving certain performance targets. We accounted for the equity investment using alternative measurement. No contribution was made prior to 2021. In 2022, we provided capital contribution of RMB8,996 (US$1,304) to Hangzhou Qifei. Considering the business forecast of the investee, we fully impaired the investment in 2022. We are not obligated to fund its remaining unpaid share of registered capital of RMB41,004 until June 30, 2028. In addition, we accrued RMB10,892 (US$1,579) for the estimated future loss based on the financial position of the investee as of December 31, 2022.

In October 2020, we established a joint venture company in Shanghai, China through Shanghai Qiyu together with one of 360 Group entities and an independent third party, to develop and build the regional headquarters and the affiliated industrial park for 360 Group. The 360 Group entity and we hold 30% and 40% of the equity interests of the joint venture, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with the 360 Group entity, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by the 360 Group entity in the joint venture entity. Following the completion of the transactions, we hold 70% of the equity interests in the joint venture entity and became its controlling shareholder. Pursuant to the joint venture agreement, the shareholders will contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. We accounted for the investment using equity method. As of December 31, 2022, a total of RMB1.0 billion (US$0.1 billion) was provided by the shareholders to acquire land use rights, of which RMB0.3 billion (US$43 million) was funded by non-controlling shareholder.

Framework Collaboration Agreement

We have entered into a framework collaboration agreement with 360 Group in July 2018, pursuant to which:

●	we and 360 Group collaborate in depth on research and development of cloud computing and artificial intelligence, as well as big data analysis and application.
●	we and 360 Group collaborate on user traffic.
●	360 Group licenses certain trademarks to us. In addition, we and 360 Group entered into a Trademark Licensing Agreement in January 2023 to govern the license of certain trademarks by 360 Group to us, with a licensing term of one year from January 1, 2023 to December 31, 2023.
●	360 Group agrees not to conduct any credit underwriting or loan origination services that directly or indirectly compete with us.

The framework collaboration agreement has an initial term of five years, subject to automatically extended for successive one year thereafter unless 360 Group or we decide to terminate the collaboration.

Transactions with Shanghai Qibutianxia

Shanghai Qibutianxia and its subsidiaries are related parties to us, as Shanghai Qibutianxia is an affiliate of Mr. Hongyi Zhou, the chairman of our board of directors.

We transacted with Shanghai Qibutianxia and its subsidiaries during the fiscal years 2020, 2021 and 2022, including receiving loans from Shanghai Qibutianxia, allocating expenses for certain corporate functions historically provided by Shanghai Qibutianxia, and providing borrower referral services to Beijing Qicaitianxia Technology Co., Ltd.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Shanghai Qibutianxia and us for the periods presented.

	For the year ended/As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
For services provided by Shanghai Qibutianxia and its subsidiaries to us	29.3	354.7	355.8	51.6
For services provided by us to Shanghai Qibutianxia and its subsidiaries	126.0	1.4	––	––
Amounts due from Shanghai Qibutianxia and its subsidiaries to us	6.6	0.2	24.3	3.5
Amounts due from us to Shanghai Qibutianxia and its subsidiaries	37.9	40.7	3.1	0.4
Outstanding loan under joint back-to-back guarantee arrangement with Shanghai Qibutianxia	19,346.6	11,803.5	3,575.9	518.5

Transactions with Jinshang Consumer Finance Co., Ltd.

Jinshang Consumer Finance Co., Ltd. (“Jinshang”) was a related party to us, as Jinshang was an affiliate of Mr. Hongyi Zhou, the chairman of our board of directors, for the fiscal years 2020, 2021 and 2022. In January 2023, Mr. Hongyi Zhou ceased to directly or indirectly have equity interests in Jinshang and as a result, Jinshang subsequently ceased to be a related party to us.

We transacted with Jinshang during the fiscal years 2020, 2021 and 2022 as we provide loan facilitation services and post-facilitation services to Jinshang and charge service fees. Historically, we directly collected payments from borrowers. Starting in 2018, we contractually changed our payment flow model by collecting service fee payments from Jinshang directly.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Jinshang and us for the periods presented.

	For the year ended/As of December 31,
	2020		2021		2022
	RMB		RMB		RMB		US$

	(in millions)
For services provided by us to Jinshang	198.6		288.9		205.1		29.7
Amounts due from Jinshang to us	158.7	(1)	194.1	(2)	162.8	(3)	23.6	(3)

Notes:

(1)	Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB66.0 million, net of allowance of RMB6.3 million.
(2)	Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB135.4 million, net of allowance of RMB15.7 million.
(3)	Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB121.6 million (US$17.6 million), net of allowance of RMB22.7 million (US$3.3 million).

Transactions with Kincheng Bank of Tianjin Co., Ltd.

Kincheng Bank of Tianjin Co., Ltd. (“Kincheng Bank”) is a related party to us, as Kincheng Bank is an affiliate of Mr. Hongyi Zhou, the chairman of our board of directors.

We transacted with Kincheng Bank during the fiscal years 2020, 2021 and 2022 as we provide loan facilitation services and post-facilitation services to Kincheng Bank and charge service fees.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Kincheng Bank and us for the periods presented.

	For the year ended/As of December 31,
	2020		2021		2022
	RMB		RMB		RMB		US$

	(in millions)
For services provided by us to Kincheng Bank	15.7		1,880.5		991.7		143.8
Amounts due from Kincheng Bank to us	13.5	(1)	771.3	(2)	239.3	(3)	34.7	(3)

Notes:

(1)	Represents transaction amounts of loan facilitation and post-facilitation services of RMB15.1 million, net of allowance of RMB1.1 million.
(2)	Represents transaction amounts of loan facilitation and post-facilitation services of RMB823.6 million, net of allowance of RMB106.3 million.

(3)	Represents transaction amounts of loan facilitation and post-facilitation services of RMB271.1 million (US$39.3 million), net of allowance of RMB81.7 million (US$11.8 million).
*

We have held bank deposit with Kincheng Bank, which amounted to RMB320.5 million and RMB3,020.2 million (US$437.9 million) as of December 31, 2021 and 2022, respectively. The related interest income was RMB29.3 million and RMB98.9 million (US$14.3 million) for the year ended December 31, 2021 and 2022, respectively, and interest receivable as of December 31, 2021 and 2022 was RMB0.1 million and RMB11.3 million (US$1.6 million), respectively.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

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

We and certain of our current and former officers and directors were named as defendants in a putative securities class action filed in federal court, captioned In re 360 DigiTech, Inc. Securities Litigation, No. 1:21-cv-06013 (U.S. District Court for the Southern District of New York, amended complaint filed on January 14, 2022). This case was purportedly brought on behalf of a class of persons who purchased our securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in our public disclosure documents in connection with our compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, we filed a motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on May 31, 2022. In July 2022, the Court granted our motion to dismiss the Amended Complaint without prejudice, and granted Plaintiffs leave to replead by September 26, 2022. On September 26, 2022, Lead Plaintiff notified the Court that he does not intend to file a Second Amended Complaint. The Court entered a judgment in favor of Defendants on September 29, 2022. Plaintiff’s deadline to appeal the judgment has now lapsed, and we consider the case to effectively be closed.

For risks and uncertainties relating to past and future lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our current and former directors or officers were, and in the future may be, named as defendants in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

On November 15, 2021, our board of directors approved a quarterly cash dividend policy. Under the policy, we intend to declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of our net income after tax for such quarter based upon our operations and financial conditions, and other relevant factors. Despite a dividend policy in place, the determination to make dividend distributions and the exact amount of such distributions in any particular quarter will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors. Since we currently have sufficient cash to pay dividends, we intend to reinvest undistributed profits of our subsidiaries in our operations in China.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” See also “Item 3. Key Information—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on dividend distribution.”

For ADS holders, if we pay any dividends on our class A ordinary shares, we will pay those dividends which are payable in respect of the class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our class A ordinary shares, if any, will be paid in U.S. dollars.

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

Our class A ordinary shares have been listed on the Hong Kong Stock Exchange since November 28, 2022 under the stock code “3660.”

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

Class A Ordinary shares.    Our authorized share capital is US$50,000 divided into 5,000,000,000 class A ordinary shares. All of our issued and outstanding class A ordinary shares are fully paid and non-assessable. Certificates representing the class A ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their class A ordinary shares.

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

Voting rights.    Voting at any shareholders’ meeting is by show of hands unless a poll is (on or before the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person at the meeting. In respect of all matters subject to a shareholders’ vote, each class A ordinary share shall, on a poll, entitle the holder thereof to one vote.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at such meeting. A special resolution requires the affirmative vote of no less than three-fourths of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at such meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. The Company may, among other things, subdivide or consolidate its share capital by ordinary resolution.

General meetings of shareholders.    Our memorandum and articles of association provide that we shall in each financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

Shareholders’ general meetings may be convened by the chairman of the board or a majority of our directors. Advance notice of at least 21 days is required for the convening of our annual general shareholders’ meeting (if any) and advance notice of at least 14 days is required for the convening of any other general meeting of our shareholders (including extraordinary general meetings). A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than 10% of all votes, on a one vote per share basis, attaching to all issued and outstanding shares of our Company entitled to vote at general meetings as at the date of the deposit of the requisition, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Variations of rights of shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class) may only be materially adversely varied with the consent in writing of the holders of not less than three-fourths in the nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the redemption or purchase of any shares of any class by our Company, the creation or issue of further shares ranking pari passu with or subsequent to them or with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of additional shares.    Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Subject to the Hong Kong Listing Rules and other applicable laws or regulations, on the conditions that, for as long as the prevailing Hong Kong Listing Rules restrict us from having a weighted voting rights structure, (i) no new class of shares with voting rights superior to those of class A ordinary shares shall be created; and (ii) any variations in the relative rights as between the different classes of shares shall not result in the creation of a new class of shares with voting rights superior to those of class A ordinary shares, our memorandum and articles of association also authorizes our board of directors to issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued ordinary shares), one or more series of preference shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preference shares, the terms and rights of that series, including, but not limited to:

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

Our memorandum and articles of association also provides that any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open for inspection by a shareholder without charge, provided that we may be permitted to close the register of members in terms equivalent to section 632 of the Companies Ordinance of Hong Kong.

Anti-takeover provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that, subject to the Hong Kong Listing Rules and other applicable laws or regulations, on the conditions that, for as long as the prevailing Hong Kong Listing Rules restrict us from having a weighted voting rights structure, (i) no new class of shares with voting rights superior to those of class A ordinary shares shall be created; and (ii) any variations in the relative rights as between the different classes of shares shall not result in the creation of a new class of shares with voting rights superior to those of class A ordinary shares:

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

Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

We believe that Qifu Technology, Inc. is not a PRC resident enterprise for PRC tax purposes. Qifu Technology, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Qifu Technology, Inc. meets all of the conditions above. Qifu Technology, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Qifu Technology, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC enterprise shareholders (including our ADS holders) may be subject to a 10% enterprise income tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Our non-PRC individual shareholders (including our ADS holders) may be subject to a 20% individual income tax on dividends or gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of Qifu Technology, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Qifu Technology, Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Qifu Technology, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, investments and other passive assets), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or ordinary shares such U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive foreign investment company rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and such U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the discussion below under “Passive foreign investment company rules,” the gross amount of any distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Stock Market will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradeable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or other disposition

Subject to the discussion below under “Passive foreign investment company rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive foreign investment company rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs or ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs or ordinary shares held at the end of the taxable year over the adjusted tax basis of such ADSs or ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or ordinary shares over the fair market value of such ADSs or ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs or ordinary shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Stock Market, which is a qualified exchange. We expect the Hong Kong Stock Exchange, on which our ordinary shares are listed, to be a qualified exchange but there can be no assurance in this regard because the IRS has not identified specific non-U.S. exchanges as qualified for these purposes. We anticipate that our ADSs and ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the reporting requirements that may apply and the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fun.

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

J.          Annual Report to Security Holders

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 1.5% and 1.8% in 2020, 2021 and 2022, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi. When considered appropriate, we enter into hedging activities with regard to exchange rate risk, which have not had any material impact on our financial condition. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2022, we had U.S. dollar-denominated cash, cash equivalents and short-term investments of US$70.9 million. Assuming we had converted US$70.9 million into Renminbi at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB489.0 million. If Renminbi had depreciated by 10% against the U.S. dollar, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB537.9 million instead. In addition, we did not have U.S. dollar-denominated short-term loans as of December 31, 2022.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause prospective borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competition for investment options and dampen our financial institution partners’ desire to fund loans on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our loan facilitation volume.”

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

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

Charges Our ADS Holders May Have to Pay

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS (or portion thereof) per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when ADS holders deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide services until its fees for those services are paid.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2022, we did not receive reimbursement from the depositary.

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our class A ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 50 ordinary shares. Dealings in our class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;

●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her class A ordinary shares in his or her stock account or in his or her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

Conversion Between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the initial public offering of our class A ordinary shares in Hong Kong, or the Hong Kong Public Offering, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our Principal Share Registrar, Maples Fund Services (Cayman) Limited in the Cayman Islands.

All class A ordinary shares offered in the Hong Kong public offering and the international offering will be registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of class A ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds class A ordinary shares registered in Hong Kong and who intends to deposit them for delivery of ADSs to trade on Nasdaq must deposit or have his or her broker deposit the class A ordinary shares with the depositary’s Hong Kong custodian, The Hongkong and Shanghai Banking Corporation Limited, or the custodian, in exchange for ADSs.

A deposit of class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If class A ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	If class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a duly completed and signed letter of transmittal to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed by the depositing investor or his or her broker.

For class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs into Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to surrender his/her ADSs for delivery of class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw class A ordinary shares from the ADS program and cause his or her broker or other financial institution to trade such class A ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying class A ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw class A ordinary shares from the ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive class A ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register class A ordinary shares in their own names with the Hong Kong share registrar.

For class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of class A ordinary shares on the Hong Kong share registrar to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary delivers ADSs or permits withdrawal of class A ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong or Cayman share registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of class A ordinary shares into the ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of class A ordinary shares into, or withdrawal of ordinary shares from, the ADS program.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Global Offering

The following “Use of Proceeds” information relates to the shelf registration statement on Form F-3 (File Number: 333-268425) that became effective immediately upon filing on November 17, 2022, together with the prospectus supplement dated November 23, 2022, relating to our Global Offering of class A ordinary shares in connection with the secondary listing on the Main Board of the Hong Kong Stock Exchange.

On November 28, 2022, our class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “3660” through the Global Offering. We offered and sold 5,540,000 class A ordinary shares (including the exercise of over-allotment option by the international underwriters) at an initial offering price of HK$50.03 per class A ordinary share. Citigroup Global Markets Limited and China International Capital Corporation Hong Kong Securities Limited were the joint representatives of the international underwriters for the Global Offering. Citigroup Global Markets Asia Limited and China International Capital Corporation Hong Kong Securities Limited were the joint global coordinators for the Global Offering.

We raised approximately US$27.0 million in net proceeds from the Global Offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the full exercise of the over-allotment option by the international underwriters. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

As of December 31, 2022, we had not used any of the net proceeds received from the Global Offering. There is no material change in the use of proceeds as described in the prospectus supplements. We still intend to use the proceeds from the Global Offering for purposes as disclosed in the prospectus supplements.

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, as stated in its report included on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 [Reserved]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Gang Xiao, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16B CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.qifu.tech.

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

	For the Year Ended December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	19,651.7	28,480.7
Audit-related fees(2)	5,688.8	2,862.4
Tax fees(3)	481.1	135.2

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. The audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. In addition, it includes the fees billed for the professional services provided in relation to the Global Offering in 2022.

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

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 18, 2021, our board of directors approved a share repurchase plan whereby we are authorized to repurchase up to US$200 million worth of our Company’s class A ordinary shares in the form of ADS over the next twelve-month period till August 17, 2022. The share repurchase plan was publicly announced on August 19, 2021. As of February 28, 2023, we had not repurchased any of our ADSs under the share repurchase plan.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs and Our Class A Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

In May 2022, our Company (formerly known as 360 DigiTech, Inc.) was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Qifu Technology, Inc. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in Qifu Technology, Inc. or the VIEs, (iii) none of the members of the board of directors of Qifu Technology, Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Qifu Technology, Inc. or the VIEs contains any charter of the Chinese Communist Party.

ITEM 16J INSIDER TRADING POLICIES.

Not applicable.

PART III.

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide combined and consolidated financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Qifu Technology, Inc. are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit
Number	Description of Document
1.1*	Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 31, 2023
1.2*	Certificate of Incorporation on Change of Name
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
2.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares
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
4.5*

English translation of the executed form of Voting Proxy Agreement regarding a VIE of the Registrant, between its shareholder and the WFOE of the Registrant as currently in effect, and a schedule of all executed Voting Proxy Agreement adopting the same form in respect of each of the VIEs of the Registrant

4.6*

English translation of the executed form of Equity Interest Pledge Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Interest Pledge Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.7*

English translation of the executed form of Exclusive Business Cooperation Agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Business Cooperation Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.8*

English translation of the executed form of Exclusive Option Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Option Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.9*

English translation of the executed form of Loan Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Loan Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.10

English Translation of the Framework Collaboration Agreement between Beijing Qihu Technology Co., Ltd., wholly owned subsidiary of 360 Group, and Shanghai Qiyu, dated July 24, 2018 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.11

English Translation of the Joint Venture Agreement entered into in October 2020 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd. (incorporated herein by reference to Exhibit 4.11 of the Form 20-F filed on April 21, 2021 (File No. 001-38752))

4.12

English Translation of the Equity Transfer Agreement entered into in December 2021 by and between Shanghai Qiyu and Shanghai Jiehu Internet Technology Co., Ltd. (Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F, Registration No. 001-38752, filed on April 28, 2022, and incorporated herein by reference)

Exhibit
Number	Description of Document
4.13

English Translation of the Novation Agreement entered into in December  2021 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd. in connection with rights and obligations of Shanghai Jiehu Internet Technology Co., Ltd. under the Joint Venture Agreement entered into in October 2020 (Filed as Exhibit 4.13 to the Company’s annual report on Form 20-F, Registration No. 001-38752, filed on April 28, 2022, and incorporated herein by reference)

4.14

English Translation of the Termination Agreement on the control documents in connection with Fuzhou Microcredit entered into in April 2021 by and between Fuzhou Microcredit, shareholders of Fuzhou Microcredit and our WFOE (Filed as Exhibit 4.14 to the Company’s annual report on Form 20-F, Registration No. 001-38752, filed on April 28, 2022, and incorporated herein by reference)

4.15

English Translation of the Equity Transfer Agreement entered into in April 2021 by and between shareholders of Fuzhou Microcredit and Shanghai Qiyu (Filed as Exhibit 4.15 to the Company’s annual report on Form 20-F, Registration No. 001-38752, filed on April 28, 2022, and incorporated herein by reference)

4.16*

English translation of the executed form of Agreement on the Termination of the VIE Agreements among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Agreement on the Termination of the VIE Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.17*†	English translation of the Trademark Licensing Agreement between Beijing Qihu Technology Co., Ltd., wholly owned subsidiary of 360 Group, and Shanghai Qiyu, dated January 28, 2023
8.1*	Significant subsidiaries and consolidated variable interest entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Commerce & Finance Law Offices
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
†	Certain portions of the exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qifu Technology, Inc.

	By:	/s/ Haisheng Wu
		Name:	Haisheng Wu
		Title:	Chief Executive Officer

Date: April 27, 2023

QIFU TECHNOLOGY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Qifu Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qifu Technology, Inc. (the “Company”, previously known as “360 Digitech, Inc.”) and its subsidiaries as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement listed in schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to expected default rate included the following, among others:

●	We tested the effectiveness of controls over the guarantee liabilities and allowance for loans receivable, including management’s controls over accurate capture of the historical delinquency and collection data at individual loan level and the estimation of the expected default rate.
●	We evaluated the adjustments applied by management to arrive at the estimated default rate by assessing the pertinent information used, and corroborating the adjustments with supportive operating data or industrial trend, with the assistance of our specialists, where applicable.
●	We tested the accuracy of the historical net default rate by vintage, delinquent loan collection rate and specific risk indicators used as an input to the model by comparing it with original data retrieved from the operating system.
●	With the assistance of our specialists, we evaluated the reasonableness of the (1) valuation models, (2) assumptions including correlated industrial and macro-economic factors used in the model, and tested the computational accuracy of the model.
●	We evaluated observable data close to the report issue date to evaluate whether the assumptions used by management are appropriate.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2023

We have served as the Company’s auditor since 2018.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Qifu Technology, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Qifu Technology, Inc. (the “Company”,  previously known as “360 Digitech, Inc.” ) and its subsidiaries as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements as of and for the year ended December 31, 2022 of the Company and our report dated April 27, 2023 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2023

QIFU TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	6,116,360	7,165,584	1,038,912
Restricted cash (including RMB657,075 and RMB1,018,106 from the consolidated trusts as of December 31, 2021 and 2022, respectively)	2,643,587	3,346,779	485,237
Short term investments	—	57,000	8,264
Security deposit prepaid to third-party guarantee companies	874,886	396,699	57,516
Funds receivable from third party payment service providers	153,151	1,158,781	168,007
Accounts receivable and contract assets, net (net of allowance of RMB287,538 and RMB273,705 as of December 31, 2021 and 2022, respectively)	3,097,254	2,868,625	415,912
Financial assets receivable, net (net of allowance of RMB432,658 and RMB457,080 as of December 31, 2021 and 2022, respectively)	3,806,243	2,982,076	432,360
Amounts due from related parties (net of allowance of RMB99,962 and RMB93,873 as of December 31, 2021 and 2022, respectively)	837,324	394,872	57,251
Loans receivable, net (including RMB8,646,950 and RMB9,942,696 from the consolidated trusts as of December 31, 2021 and 2022, respectively)	9,844,481	15,347,662	2,225,202
Prepaid expenses and other assets (including RMB104,515 and RMB117,516 from the consolidated trusts as of December 31, 2021 and 2022, respectively)	383,937	379,388	55,006
Total current assets	27,757,223	34,097,466	4,943,667
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB28,374 and RMB41,261 as of December 31, 2021 and 2022, respectively)	223,474	261,319	37,888
Financial assets receivable, net-noncurrent (net of allowance of RMB60,988 and RMB97,015 as of December 31, 2021 and 2022, respectively)	597,965	688,843	99,873
Amounts due from related parties, non-current (net of allowance of RMB22,055 and RMB4,382 as of December 31, 2021 and 2022, respectively)	140,851	33,236	4,819
Loans receivable, net-noncurrent (including RMB1,829,804and RMB511,843 from the consolidated trusts as of December 31, 2021 and 2022, respectively)	2,859,349	3,136,994	454,821
Property and equipment, net	24,941	47,602	6,902
Land use rights, net	1,018,908	998,185	144,723
Intangible assets	4,961	4,696	681
Deferred tax assets	834,717	1,019,171	147,766
Other non-current assets	42,606	55,658	8,070
Total non-current assets	5,747,772	6,245,704	905,543
TOTAL ASSETS	33,504,995	40,343,170	5,849,210
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 2):
Current liabilities:
Payable to investors of the consolidated trusts-current	2,304,518	6,099,520	884,347
Accrued expenses and other current liabilities	2,258,329	2,004,551	290,633
Amounts due to related parties	214,057	113,697	16,485
Short term loans	397,576	150,000	21,748
Guarantee liabilities-stand ready	4,818,144	4,120,346	597,394
Guarantee liabilities-contingent	3,285,081	3,418,391	495,620
Income tax payable	624,112	661,015	95,838
Other tax payable	241,369	182,398	26,445
Total current liabilities	14,143,186	16,749,918	2,428,510
Non-current liabilities:
Deferred tax liabilities	121,426	100,835	14,620
Payable to investors of the consolidated trusts-noncurrent	4,010,597	4,521,600	655,570
Other long-term liabilities	13,177	39,520	5,730
Total non-current liabilities	4,145,200	4,661,955	675,920
TOTAL LIABILITIES	18,288,386	21,411,873	3,104,430
Commitments and Contingencies (Note 18)
SHAREHOLDERS’ EQUITY
Ordinary shares (USD0.00001 par value per share 5,000,000,000 shares authorized, 315,433,018 shares issued and 310,486,975 shares outstanding as of December 31, 2021, and 325,591,776 shares issued and 322,792,063 shares outstanding as of December 31, 2022, respectively)	22	22	3
Additional paid-in capital	5,672,267	6,095,225	883,725
Retained earnings	9,642,506	12,803,684	1,856,360
Other comprehensive loss	(110,932)	(51,775)	(7,507)
TOTAL QIFU TECHNOLOGY INC EQUITY	15,203,863	18,847,156	2,732,581
Non-controlling interests	12,746	84,141	12,199
TOTAL EQUITY	15,216,609	18,931,297	2,744,780
TOTAL LIABILITIES AND EQUITY	33,504,995	40,343,170	5,849,210

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:
Credit driven services	11,403,675	10,189,167	11,586,251	1,679,849
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB121,933, RMB93 and RMB13,266 for the years ended December 31, 2020, 2021 and 2022, respectively)	4,596,555	2,326,027	2,086,414	302,502
Financing income	2,184,180	2,184,128	3,487,951	505,705
Revenue from releasing of guarantee liabilities	4,506,935	5,583,135	5,899,153	855,297
Other services fees	116,005	95,877	112,733	16,345
Platform services	2,160,279	6,446,478	4,967,679	720,245
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB214,296, RMB2,160,856 and RMB1,009,170 for the years ended December 31, 2020, 2021 and 2022, respectively)	1,826,654	5,677,941	4,124,726	598,029
Referral services fees (including revenue from related parties of RMB10,149, RMB 7,670 and RMB109,469 for the years ended December 31, 2020, 2021 and 2022, respectively)	265,300	620,317	561,372	81,391
Other services fees (including revenue from related parties of nil, RMB8,571 and RMB58,490 for the years ended December 31, 2020, 2021 and 2022, respectively)	68,325	148,220	281,581	40,825
Total net revenue	13,563,954	16,635,645	16,553,930	2,400,094
Operating costs and expenses:
Facilitation, origination and servicing (including costs charged by related parties of RMB93,178, RMB142,325 and RMB129,173 for the years ended December 31, 2020, 2021 and 2022, respectively)	1,600,564	2,252,157	2,373,458	344,119
Funding costs	595,623	337,426	504,448	73,138
Sales and marketing (including expenses charged by related parties of RMB40,030, RMB367,320 and RMB406,096 for the years ended December 31, 2020, 2021 and 2022, respectively)	1,079,494	2,090,374	2,206,948	319,977
General and administrative (including expenses charged by related parties of RMB10,673, RMB13,409 and RMB16,937 for the years ended December 31, 2020, 2021 and 2022, respectively)	455,952	557,295	412,794	59,850
Provision for loans receivable	698,701	965,419	1,580,306	229,123
Provision for financial assets receivable (including provision generated from related parties of RMB26,337, RMB807 and RMB2,662 for the years ended December 31, 2020, 2021 and 2022, respectively)	312,058	243,946	397,951	57,697
Provision for accounts receivable and contract assets (including provision charged by related parties of RMB75,070, RMB124,095 and RMB14,123 for the years ended December 31, 2020, 2021 and 2022, respectively)	237,277	324,605	238,065	34,516
Provision for contingent liabilities	4,794,127	3,078,224	4,367,776	633,268
Total operating costs and expenses	9,773,796	9,849,446	12,081,746	1,751,688
Income from operations	3,790,158	6,786,199	4,472,184	648,406
Interest income, net	77,169	126,256	182,301	26,431
Foreign exchange gain (loss)	101,534	35,549	(160,225)	(23,230)
Investment income (loss)	—	10,115	(19,888)	(2,883)
Other income, net	112,884	64,590	268,000	38,856
Income before income tax expense	4,081,745	7,022,709	4,742,372	687,580
Income tax expense	(586,036)	(1,258,196)	(736,804)	(106,827)
Net income	3,495,709	5,764,513	4,005,568	580,753
Net loss attributable to non-controlling interests	897	17,212	18,605	2,697
Net income attributable to ordinary shareholders of the Company	3,496,606	5,781,725	4,024,173	583,450
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	11.72	18.82	12.87	1.87
Diluted	11.40	17.99	12.50	1.81
Weighted average shares used in calculating net income per ordinary share
Basic	298,222,207	307,265,600	312,589,273	312,589,273
Diluted	306,665,099	321,397,753	322,018,510	322,018,510
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.(1)
Basic	23.44	37.64	25.74	3.74
Diluted	22.80	35.98	25.00	3.62

(1)Based on ADS ratio of 1 ADS to 2 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Net income	3,495,709	5,764,513	4,005,568	580,753
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(99,297)	(36,541)	59,157	8,577
Other comprehensive (loss) income	(99,297)	(36,541)	59,157	8,577
Total comprehensive income	3,396,412	5,727,972	4,064,725	589,330
Comprehensive loss attributable to non-controlling interests	897	17,212	18,605	2,697
Comprehensive income attributable to ordinary shareholders	3,397,309	5,745,184	4,083,330	592,027

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

			Additional	Accumulated	Other	Non-
	Number	Ordinary	Paid-in	Retained	Comprehensive	controlling	Total
	of shares	shares	Capital	Earnings	Income(loss)	interests	Equity
		RMB (1)	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	293,420,800	20	5,117,184	2,071,332	24,906	1,288	7,214,730
Adoption of ASC 326	—	—	—	(1,430,396)	—	—	(1,430,396)
Issuance of ordinary shares	11,032,980	1	—	—	—	—	1
Share-based compensation	—	—	301,161	—	—	—	301,161
Other comprehensive loss	—	—	—	—	(99,297)	—	(99,297)
Net income (loss)	—	—	—	3,496,606	—	(897)	3,495,709
Contribution by non-controlling interests	—	—	—	—	—	129	129
Acquisition of non-controlling interests	—	—	(939)	—	—	(8)	(947)
Balance as of December 31, 2020	304,453,780	21	5,417,406	4,137,542	(74,391)	512	9,481,090
Issuance of ordinary shares	6,033,212	1	—	—	—	—	1
Cancellation of ordinary shares	(17)	—	—	—	—	—	—
Share-based compensation	—	—	253,922	—	—	—	253,922
Dividends to shareholders	—	—	—	(276,761)	—	—	(276,761)
Other comprehensive loss	—	—	—	—	(36,541)	—	(36,541)
Net income (loss)	—	—	—	5,781,725	—	(17,212)	5,764,513
Disposal of a subsidiary	—	—	939	—	—	(554)	385
Contribution by non-controlling interests holders to a subsidiary	—	—	—	—	—	30,000	30,000
Balance as of December 31, 2021	310,486,975	22	5,672,267	9,642,506	(110,932)	12,746	15,216,609
Issuance of ordinary shares	5,935,088	0	—	—	—	—	—
Issuance of ordinary shares – global offering, net of issuance costs of RMB31,695	6,370,000	0	223,221	—	—	—	223,221
Share-based compensation	—	—	199,737	—	—	—	199,737
Dividends to shareholders	—	—	—	(862,995)	—	—	(862,995)
Other comprehensive income	—	—	—	—	59,157	—	59,157
Net income (loss)	—	—	—	4,024,173	—	(18,605)	4,005,568
Contribution by non-controlling interests holders to a subsidiary	—	—	—	—	—	90,000	90,000
Balance as of December 31, 2022	322,792,063	22	6,095,225	12,803,684	(51,775)	84,141	18,931,297
(1)	The amount less than RMB1 is rounded to zero.

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income	3,495,709	5,764,513	4,005,568	580,753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and reduction in right-of-use assets	36,063	65,973	76,983	11,161
Share-based compensation	301,161	253,922	199,737	28,959
Gain on disposal of investment	—	(10,115)	—	—
Investment loss	—	—	19,888	2,883
Provision for loan principal, financial assets receivables and other receivables	1,248,036	1,553,970	2,216,322	321,337
Provision for contingent liabilities	4,794,127	3,078,225	4,367,776	633,268
Foreign exchange (gain) loss	(101,534)	(35,550)	160,225	23,230
Fair value change of foreign exchange options	—	—	(4,704)	(682)
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(12,604)	(21,687)	(1,005,630)	(145,803)
Accounts receivable and contract assets	(512,799)	(819,931)	(33,157)	(4,807)
Financial assets receivable	(2,464,534)	(436,538)	338,000	49,005
Prepaid expenses and other assets	253,185	11,378	987	143
Security deposit prepaid to third-party guarantee companies	17,839	40,258	478,187	69,330
Deferred tax	(326,542)	647,429	(205,044)	(29,729)
Other non-current assets	(18,423)	(27,846)	(53,002)	(7,685)
Amounts due to (from) related parties	199,995	(776,431)	443,103	64,244
Guarantee liabilities	(1,912,852)	(2,691,248)	(4,932,263)	(715,111)
Income tax payable	171,095	(603,202)	36,903	5,350
Other tax payable	52,056	(13,117)	(58,971)	(8,549)
Land use rights, net	—	(1,036,178)	—	—
Accrued expenses and other current liabilities	88,842	897,670	(105,634)	(15,315)
Other long-term liabilities	(16,210)	(1,799)	8,556	1,241
Interest receivable/ payable	33,200	(49,996)	(31,315)	(4,540)
Net cash provided by operating activities	5,325,810	5,789,700	5,922,515	858,683
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(15,272)	(25,307)	(26,973)	(3,911)
Loans provided to related parties	—	(50,000)	—	—
Repayment of loans provided to related parties	—	50,000	—	—
Investment in loans receivable	(38,720,482)	(40,168,794)	(59,826,361)	(8,674,007)
Collection of investment in loans receivable	39,628,524	34,131,231	52,556,851	7,620,027
Capital injection to an investee entity	—	—	(9,182)	(1,331)
Purchase of short-term investments	—	—	(57,000)	(8,264)
Purchase of foreign exchange options	—	—	(14,549)	(2,109)
Proceeds from disposal of short-term investments	—	—	17,890	2,594
Disposal of subsidiaries and other business units, net of cash received	—	(1,458)	3,349	486
Net cash provided by (used in) investing activities	892,770	(6,064,328)	(7,355,975)	(1,066,515)
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon Secondary Listing net of issuance cost of RMB31,695	—	—	239,125	34,670
Repayment of short term loans	(200,000)	(150,000)	(642,952)	(93,219)
Proceeds from short-term loans	186,800	364,053	340,179	49,321
Proceeds from long-term loans	—	—	17,854	2,589
Cash received from investors of the consolidated trusts	3,092,101	5,928,773	8,570,920	1,242,667
Cash paid to investors of the consolidated trusts	(6,360,483)	(4,193,425)	(4,325,292)	(627,108)
Contribution from non-controlling interests	129	30,000	90,000	13,049
Dividend to shareholders	—	—	(988,586)	(143,331)
Acquisition of non-controlling interests	(947)	—	—	—
Loans received from non-controlling interests	—	344,487	3,000	435
Loans payment to non-controlling interests	—	(60,168)	(90,000)	(13,049)
Cash received from a related party for investment	—	354,667	—	—
Cash repayment to a related party	—	(354,667)	(10,180)	(1,476)
Net cash (used in) provided by financing activities	(3,282,400)	2,263,720	3,204,068	464,548
Effect of foreign exchange rate changes	2,236	(3,411)	(18,192)	(2,640)
Net increase in cash and cash equivalents	2,938,416	1,985,681	1,752,416	254,076
Cash, cash equivalents, and restricted cash, beginning of year	3,835,850	6,774,266	8,759,947	1,270,073
Cash, cash equivalents, and restricted cash, end of year	6,774,266	8,759,947	10,512,363	1,524,149
Supplemental disclosures of cash flow information:
Income taxes paid	(741,490)	(1,213,913)	(904,947)	(131,205)
Interest paid (not including interest paid to investors of consolidated trusts)	(5,728)	(13,757)	(10,862)	(1,575)
Supplemental disclosure of significant non-cash investing and financing activities:
Payables for dividends:	—	276,991	177,518	25,738
Payables for capitalized issuance costs	—	—	15,904	2,306
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	4,418,416	6,116,360	7,165,584	1,038,912
Restricted cash	2,355,850	2,643,587	3,346,779	485,237
Total cash, cash equivalents, and restricted cash	6,774,266	8,759,947	10,512,363	1,524,149

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

Qifu Technology, Inc. (the “Company”, previously known as “360 Digitech, Inc.”) was incorporated in Cayman Islands with limited liability on April 27, 2018. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) (together, the “Group”) are engaged in matching individual borrowers with credit demand to a diversified pool of financial institutions with credit to supply through a financial technology platform.

The Company’s significant subsidiaries and its consolidated Variable Interest Entities as of December 31, 2022 are as follows:

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

The VIEs hold leases and other assets necessary to provide services and generate the majority of the Company’s revenues. To provide the Company effective control over the VIEs and the ability to receive substantially all of the economic benefits of the VIEs, a series of contractual arrangements were entered into amongst Qiyue (“WFOE”), VIEs and their beneficial shareholders. In June 2022, the set of VIE agreements were terminated and replaced by a set of new VIE agreements signed by the same parties, with no material changes to the major terms.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Agreements that were entered to provide the Company effective control over the VIEs

Voting Proxy Agreement

Pursuant to the voting proxy agreement entered into among WFOE, Qiyu and Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd. “Qibutianxia”), the sole Registered Shareholder of Qiyu, Qibutianxia would irrevocably authorize the WFOE or any person designates by the WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of Qiyu, including, but not limited to, the right: (i) to convene and participate in shareholders’ meetings pursuant to the constitutional documents of Qiyu in the capacity of a proxy of Qibutianxia; (ii) to exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Qiyu, on behalf of Qibutianxia, and adopt resolutions, including but not limited to dividend rights, sale or transfer or pledge or disposal of part or all of Qiyu’s equity; (iii) to nominate, designate or appoint and remove the legal representative, directors, supervisors and other senior management of Qiyu pursuant to the constitutional documents of Qiyu.

The Voting Proxy Agreement has an indefinite term and will be terminated in the event that (i) it is unilaterally terminated by the WFOE, or (ii) it is legally permissible for the WFOE, the Company or any of the subsidiaries to hold equity interests directly or indirectly in Qiyu and the WFOE or its designated person is registered to be the sole shareholder of Qiyu.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, Qibutianxia agreed to pledge all of its equity interests in Qiyu to the WFOE as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts under the VIE arrangements. In the event of a breach by Qiyu or Qibutianxia of contractual obligations under the VIE Agreements, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qiyu. Qibutianxia has undertaken to the WFOE, among other things, not to transfer its equity interests in Qiyu and not to create or allow any pledge thereon that may affect the rights and interest of the WFOE without its prior written consent.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into among WFOE, Qiyu and Qibutianxia, Qibutianxia irrevocably grants the WFOE an exclusive option to purchase or designate one or more persons to purchase, all or part of its equity interests in Qiyu, and Qiyu irrevocably grants the WFOE an exclusive option to purchase all or part of its assets, subject to applicable PRC laws. The WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Qibutianxia and Qiyu have undertaken that, among other things, without the WFOE’s prior written consent, including but not limited to:(i) they shall not in any manner supplement, change or amend the constitutional documents of Qiyu, increase or decrease their registered capital, or change the structure of their registered capital in other manner; (ii) they shall not at any time following the signing of the Exclusive Option Agreement, sell, transfer, pledge or dispose of in any manner any assets of Qiyu or interest in the business or revenues of Qiyu, or allow the encumbrance thereon of any security interest; (iii) they shall not cause or permit Qiyu to merge, consolidate with, acquire or invest in any person; (iv) Qiyu shall not in any manner distribute dividends to its shareholder, provided that upon the written request of the WFOE, Qiyu shall immediately distribute all distributable profits to its shareholders; (v) at the request of the WFOE, they shall appoint any persons designated by the WFOE as the directors, supervisors and/or senior management of Qiyu or terminate existing directors, supervisors and/or senior management of Shanghai Qiyu, and perform all relevant resolutions and filing procedures.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Exclusive Option Agreement – continued

The Exclusive Option Agreement has an indefinite term commencing from its date of signing unless and until all the equity interests and assets subject to the agreement have been transferred to the WFOE and/or its designated person and the WFOE and its subsidiaries or affiliates can legally operate the business of Qiyu, whereby the exclusive option agreement shall terminate. WFOE is entitled to unilaterally terminate the Exclusive Option Agreement while other parties to the Exclusive Option Agreement may not terminate the Exclusive Option Agreement unilaterally, unless otherwise provided under PRC laws.

Agreements that were entered to transfer economic benefits to the Company

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between the WFOE and Qiyu, the WFOE will have the exclusive right to provide Qiyu with the consulting and technical services required by Qiyu’s business. In consideration of the services provided by the WFOE, Qiyu shall pay services fees to the WFOE without contravening PRC laws, equal to the entirety of the total consolidated net profit of the Qiyu and its subsidiaries, after the deduction of any accumulated deficit in respect of the preceding financial year(s) (if applicable), operating costs, expenses, taxes and other payments required by the relevant laws and regulations to be reserved or withheld. The WFOE may also adjust the scope and amount of services fees in its discretion taking into account factors including but not limited to: (i) the complexity of the services provided by the WFOE; (ii) the exact content and business value of the services; and (iii) the market price of services of similar types. In addition, absent the prior written consent of the WFOE, during the term of the exclusive business cooperation agreement, with respect to the services subject to the exclusive business cooperation agreement and other matters, Qiyu and its subsidiaries shall not accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the exclusive business cooperation agreement with any third party. The WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC laws. The Company considers that the arrangement will ensure the economic benefits generated from the operations of the consolidated affiliated entities flow to the WFOE and hence, the Group as a whole.

The exclusive business cooperation agreement has an indefinite term. The exclusive business cooperation agreement may be terminated by the WFOE: (i) when Qiyu becomes insolvent, bankrupt or subject to liquidation or dissolution procedures; (ii) upon the transfer of the entire equity interests in and the transfer of all assets of Qiyu to the WFOE or its designated person pursuant to the exclusive option agreement entered into between the WFOE, Qiyu and Qibutianxia; (iii) when it is legally permissible for the WFOE to hold equity interests directly or indirectly in Qiyu and the WFOE or its designated person is registered to be the shareholder of Qiyu; (iv) when relevant government authorities refuse to renew the expired operating period of Qiyu or the WFOE; (v) by giving Qiyu a 30 days’ prior written notice of termination; or (vi) Qiyu breaches the exclusive business cooperation agreement. Qiyu is not contractually entitled to unilaterally terminate the exclusive business cooperation agreement with the WFOE.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Loan Agreement

Pursuant to the loan agreement among the WFOE, Qiyu and Qibutianxia, the WFOE is entitled to provide interest-free loans , to the extent permitted by laws, regulations and industry policies of the PRC from time to time at such time and amount as it deems appropriate to Qibutianxia for the purpose of Qiyu’s business operation and development, including but not limited to directly injecting such funds to the registered capital of Qiyu. Each of the loans made under this loan agreement has no fixed term, and unless otherwise agreed, the WFOE shall unilaterally decide when to withdraw the loans, provided that the WFOE shall notify Qibutianxia in writing one month in advance. The loan agreement shall remain in effect during Qiyu’s term (and the renewable period stipulated by the laws of the PRC), and shall automatically terminate after the WFOE and/or other entities designated by the WFOE fully exercise all their rights under the exclusive option agreement.

The Company also has some other sets of VIE contractual arrangements. The arrangements with its significant VIEs include 1) the arrangement among the WFOE, Fuzhou Guarantee and Qibutianxia, and 2) the arrangement among the WFOE, Shanghai Qiyaoxin Technology Co., Ltd. (formerly known as “Shanghai 360 Financing Guarantee Co., Ltd.”, “Shanghai Financing Guarantee”) and two fully owned subsidiaries of Qibutianxia. These sets of the contractual agreements are substantially similar to the set with Qiyu as described above.In April 2021, the contractual arrangements amongst WFOE, Fuzhou Microcredit and Qibutianxia were terminated and Qibutianxia transferred all of its equity interest in Fuzhou Microcredit to Qiyu. As a result, Fuzhou Microcredit became a wholly-owned subsidiary of Qiyu. This transaction had no impact to the consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with Qiyu, Fuzhou Guarantee, Shanghai Financing Guarantee and their shareholders, Qibutianxia, are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

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

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

These contractual arrangements allow the Company to effectively control Qiyu, Fuzhou Guarantee and Shanghai Financing Guarantee, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Qiyu, Fuzhou Guarantee and Shanghai Financing Guarantee as VIEs. Because the Company is the primary beneficiary, the Company has consolidated the financial results of the VIEs.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	December 31,
	2021	2022
	RMB	RMB
ASSETS
Cash and cash equivalents	4,605,851	6,437,420
Restricted cash	1,986,512	2,328,673
Short term investments	—	57,000
Security deposit prepaid to third-party guarantee companies	874,886	396,699
Funds receivable from third party payment service providers	153,151	1,158,781
Accounts receivable and contract assets, net	2,133,477	1,672,232
Financial assets receivable, net	3,806,243	2,982,076
Amounts due from related parties	608,924	280,199
Loans receivable, net	1,197,532	5,404,966
Prepaid expenses and other assets	235,780	239,522
Accounts receivable and contract assets, net-non current	217,298	261,060
Financial assets receivable, net-non current	597,965	688,843
Amounts due from related parties, non-current	121,855	32,529
Loans receivable, net-non current	1,029,545	2,625,150
Property and equipment, net	15,074	39,840
Land use rights, net	1,018,908	998,185
Intangible assets	3,972	4,087
Deferred tax assets	779,291	951,258
Other non-current assets	27,729	37,839
Total Assets	19,413,993	26,596,359

LIABILITIES
Accrued expenses and other current liabilities	1,820,609	1,655,653
Amounts due to related parties	94,057	113,697
Short term loans	150,000	150,000
Guarantee liabilities-stand ready	4,818,144	4,120,346
Guarantee liabilities-contingent	3,285,081	3,418,391
Income tax payable	449,553	614,687
Other tax payable	218,017	149,570
Deferred tax liabilities	65,542	77,942
Other long-term liabilities	10,271	32,708
Total liabilities	10,911,274	10,332,994

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

	Year ended	Year ended	Year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Net revenue	11,062,032	13,674,223	12,983,458
Net income	2,541,386	5,462,150	2,443,983

	Year ended	Year ended	Year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Net cash provided by operating activities	3,715,112	5,431,654	3,891,528
Net cash used in investing activities	(1,012,415)	(1,427,958)	(6,750,277)
Net cash (used in) provided by financing activities	(94,762)	359,082	(578)

The consolidated VIEs contributed 82%, 82% and 78% of the Group’s consolidated revenue for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the consolidated VIEs accounted for an aggregate of 58% and 66%, respectively, of the consolidated total assets, and 60% and 48%, respectively, of the consolidated total liabilities.

There are no assets of the VIEs that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The accompanying financial statements include the financial statements of the Company, its subsidiaries, and consolidated VIEs. All inter-company transactions and balances have been eliminated.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts

Loans funded by the financial institution partners in the Group’s loan facilitation business are typically disbursed to the borrowers directly from such partners. Upon the need of certain financial institution partners, loans from such financial institution partners are funded and disbursed indirectly through trusts. Some trusts were specifically set up for the purpose of assets backed securities (“ABS”) issuance to the asset backed special plans (the “ABS plans”). The Group also transferred part of the loans receivable funded by Fuzhou Microcredit to the ABS plans.  The consolidated trusts and ABS plans are referred to as “the consolidated trusts” collectively.

The trusts fund loans facilitated by the Group using the funds received from its beneficiaries to the borrowers. The trusts provide the returns to its beneficiaries through interest payments made by the borrowers. The borrowers are charged with the interests by the trusts. For the majority of trusts, the Group is either entitled to the residual profit in the trusts or the Group has provided guarantee to the trusts by agreeing to repurchase any loans that are delinquent for 30 to 90 days from which the Group absorbs the credit risk of the trusts resulting from borrowers’ delinquencies,or both The Group determined that the residual profit or the guarantee represents a variable interest in the trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. Since the trusts only invest in the loans facilitated by the Group and the Group continues to service the loans through a service agreement post origination and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the Trusts that most significantly impact the economic performance of the trusts. As a result, the Group is considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows. For the ABS plans set up to invest in the loans funded by Fuzhou Microcredit, the Group held the whole subordinated tranche securities to provide credit enhancement. Such subordinate rights represented a variable interest in the ABS plans through which the Group has the right to receive benefits or the obligation to absorb losses that could potentially be significant to the ABS plans. As Fuzhou Microcredit continues to service the loans and has the ability to direct default mitigation activities, it has the power to direct the activities of the the ABS plans that most significantly impact the economic performance. As a result, the Group is considered the primary beneficiary of the ABS plans and consolidated the the ABS plans’ assets, liabilities, results of operations and cash flows.

In 2020, the Group received letter of approval for listing and transferring ABS on Shenzhen Stock Exchange within the issue scale of RMB10 billion. In 2021, the Group also received letter of approval for listing and transferring ABS on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB8 billion and RMB4 billion, respectively. In 2022, the Group also received letter of approval for listing and transferring ABS on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB2.9 billion and RMB2.5 billion, respectively. After proceeds are collected from ABS issuances, the trust beneficial rights, or the loans receivable, were transferred, as underlying assets, to the ABS plans. The beneficial rights and loans receivable of RMB1.7 billion,RMB6.5 billion and RMB5.4 billion in trusts were transferred to the ABS plans for the years ended December 31, 2020, 2021 and 2022, respectively. The loans receivable of nil, RMB0.3 billion and RMB2.6 billion in Fuzhou Microcredit were transferred to the ABS plans for the years ended December 31, 2020, 2021 and 2022, respectively. The ABS plans were securitized and listed on Shanghai Stock Exchange and Shenzhen Stock Exchange, with terms of one or two years. As of December 31, 2022, the Group held the whole subordinated tranche securities to provide credit enhancement. The underlying trusts were continued to be consolidated by the Group. Senior tranche securities held by external financial institution partners were recorded as “payable to investors of the consolidated trusts – current” with the balance of RMB2,139,063 and RMB5,048,886 as of December 31, 2021 and 2022, respectively and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB3,903,597 and RMB4,321,600 as of December 31, 2021 and 2022, respectively on the consolidated balance sheet. As of December 31, 2022, loans receivable remains on balance sheet of Fuzhou Microcredit and the senior tranche securities of the ABS plans held by external financial institution partners were recorded as “payable to investors of the consolidated trusts – current” and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB445,000 and RMB1,802,000 respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

As of December 31, 2021 and 2022, the balance of delinquent loans repurchased by the Group from the consolidated trusts are RMB904,586 and RMB1,498,233, respectively. As of December 31, 2021 and 2022, the balance of performing loans upon liquidation of certain consolidated trusts repurchased by the Group from the consolidated trusts per the contracts agreed with the counterparty are RMB12,686 and RMB52,104, respectively.

For the years ended December 31, 2020, 2021 and 2022, the provision for loan losses of RMB595,047, RMB661,402 and RMB673,382 were charged to the consolidated statements of operations, respectively. There were RMB603,758, RMB1,033,228 and RMB1,747,857 of loans written off for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2021	December 31, 2022
	RMB	RMB
ASSETS
Restricted cash	657,075	1,018,106
Loans receivable, net	8,646,950	9,942,696
Prepaid expenses and other assets	104,515	117,516
Loans receivable, net-noncurrent	1,829,804	511,843
Total Assets	11,238,344	11,590,161

	December 31, 2021	December 31, 2022
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	2,304,518	6,099,520
Accrued expenses and other current liabilities	5,928	8,378
Other tax payable	34,448	35,766
Payable to investors of the consolidated trusts-noncurrent	4,010,597	4,521,600
Total liabilities	6,355,491	10,665,264

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenue	2,089,679	1,704,267	2,275,833
Net income	899,010	708,908	1,101,477

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(674,291)	1,329,554	1,784,344
Net cash provided by (used in) investing activities	1,964,538	(4,619,696)	(609,509)
Net cash (used in) provided by financing activities	(3,268,383)	1,735,348	4,245,628

The consolidated trusts contributed 15%, 10% and 14% of the Group’s consolidated revenue for the years ended December 31, 2020, 2021 and 2022 respectively. As of December 31, 2021 and December 31, 2022, the consolidated trusts accounted for an aggregate of 34% and 29%, respectively, of the consolidated total assets, and 35% and 50% respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

The Group believes that the assets of the consolidated trusts could only be used to settle the obligations of the consolidated trusts.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, financial assets receivable, guarantee liabilities, allowance for loans receivable, allowance for uncollectible accounts receivable and contract assets, allowance for financial assets receivable, and valuation allowance for deferred tax assets.

Revenue recognition

Through cooperating with channel partners to direct users with credit needs to its app, the Group provides services through its facilitation of loan transactions between the borrowers and the financial institution partners through the use of two business models.

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

The loans facilitated under both models are with terms of 1~36 months (the majority are within the terms of 1~12 months) and with principal of up to RMB1,000 (the majority are within RMB500).

QIFU TECHNOLOGY, INC.

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

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Loan facilitation and servicing fees

The Group earns loan facilitation and service fees from both off-balance capital heavy loans and capital light loans. The Group’s services mainly consist of:

1)	Performing customer acquisition, initial and credit screening and advanced risk assessment on the borrowers on its mobile platform and matching the financial institution partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as “Loan Facilitation Services” and;
2)	Providing collection and other repayment processing services for the financial institution partners over the loan term, referred to as “Post Facilitation Services”;

Based on the agreements entered into between the Group’s financial institution partners and borrowers, the Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the financial institution partners and the borrowers.

The Group charges service fees directly from financial institution partners based on the contractual agreements. The Group cooperates with insurance companies and financing guarantee companies to provide guarantee for the loans between the borrowers and financial institution partners. Under this cooperation, the Group charges guarantee fees from the borrower, including insurance premium collected on behalf of the insurance company.

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or not have to pay the excessive portion if the total fees are more than 24% of the origination principal on an annualized basis, the Group’s right to consideration for the service fees is conditional on whether or not the borrowers repay in advance.

For off-balance capital heavy loans, the Group enjoys a fixed rate of service fees. For capital light loans, the Group enjoys a fixed rate of service fees, while in certain cases, the service fee rate the Group entitled to is subject to adjustment based on the actual default rate of the underlying loans.

Under the off-balance capital heavy loans, the Group also provides a guarantee service to its financial institution partners whereas in the event of default, the financial institution partners are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). Under the capital light model, the Group either provides no guarantee or partial guarantee service. Under the partial guarantee scenario, the Group agrees with each financial institution partner a fixed upper limit of guarantee amount the Group is liable of. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the financial institution partners.

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

QIFU TECHNOLOGY, INC.

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

The Group determines that both the financial institution partners and the borrowers are its customers because they both receive services provided by the Group pursuant to the contractual terms among the Group, the borrowers and the financial institution partners. For each loan facilitated on the platform, the Group considers the loan facilitation service, post facilitation service and guarantee service (not applicable for arrangements where the Group does not provide guarantee service) as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Group is released from the underlying risk. Starting from 2020, the Group recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to “revenue from releasing of guarantee liabilities” over the term of the guarantee (see accounting policy for Guarantee Liabilities).While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the total transaction price to be the service fees chargeable from the borrowers or the financial institution partners. The Group’s transaction price includes variable considerations in the form of prepayment risk of the borrowers and service fee allocation rate under capital light model under certain agreements. The Group estimates the prepayment risk of borrowers using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The service fee allocated to the Group under capital light model would be fluctuated along with the actual default rate of the loans facilitated. The Group uses the service fee allocation rate applicable to the estimated default rate of the underlying loans. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.

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

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the financial institution partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post facilitation services are recognized on a straight-line basis over the term of the underlying loans as the post- facilitation services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the financial institution partners.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Revenue from releasing of guarantee liabilities

With the adoption of ASC 326 in 2020, the stand-ready guarantee liabilities are released into guarantee revenue over the term of the guarantee (see accounting policy for Guarantee Liabilities). For the years ended December 2020, 2021 and 2022, revenue from guarantee liabilities were RMB4,506,935, RMB5,583,135 and RMB5,899,153, respectively.

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

Referral service fees

The Group provides the referral services to other platforms, by referring to them the borrowers who have not passed the credit assessment. Specifically, the Group receives a fixed rate of referral fee from the platforms once the borrowers are accepted by the other funding providers on those platforms. The revenue is recognized once the referral is completed as confirmed by those platforms.

The Group provides the referral services to the financial institution partner also through the Group’s Intelligence Credit Engine platform, by matching the borrowers and the financial institution partner. For loans originated through the platform, the Group charges the financial institution partner a fixed rate of service fees. The revenue is recognized upon receipt of confirmation by the financial institution partner of loan facilitation at which time the referral service is deemed completed.

For the years ended December 31, 2020, 2021 and 2022, RMB265,300, RMB620,317 and RMB561,372 were generated from the referral service, respectively.

Other service fees

Other service fees mainly pertain to the revenue from late fees from borrowers under off-balance capital heavy loans and capital light loans.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Other service fees – continued

The following table presents the disaggregation of revenue for the years ended December 31, 2020, 2021 and 2022:

		Year ended	Year ended	Year ended
		December	December	December
		31, 2020	31, 2021	31, 2022
		RMB	RMB	RMB
Credit driven services		11,403,675	10,189,167	11,586,251
Loan facilitation and servicing fees-capital heavy		4,596,555	2,326,027	2,086,414
Revenue from loan facilitation services	At a point in time	3,160,457	1,399,310	1,442,100
Revenue from post-facilitation services	Overtime	1,436,098	926,717	644,314
Financing income	Overtime	2,184,180	2,184,128	3,487,951
Revenue from releasing of guarantee liabilities	Overtime	4,506,935	5,583,135	5,899,153
Other services fees	At a point in time	116,005	95,877	112,733
Platform services		2,160,279	6,446,478	4,967,679
Loan facilitation and servicing fees-capital light		1,826,654	5,677,941	4,124,726
Revenue from loan facilitation services	At a point in time	1,416,715	4,484,632	2,656,511
Revenue from post-facilitation services	Overtime	409,939	1,193,309	1,468,215
Referral services fees	At a point in time	265,300	620,317	561,372
Other services fees	At a point in time/Overtime	68,325	148,220	281,581
Total net revenue		13,563,954	16,635,645	16,553,930

Total revenue recognized at a point in time is RMB5,022 million, RMB6,688 million and RMB4,940 million for the years ended December 31, 2020, 2021 and 2022. Total revenue recognized over time is RMB8,542 million, RMB9,947 million and RMB11,614 million for the years ended December 31, 2020, 2021 and 2022.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Accounts receivable and Contract Assets, net

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded for the monthly service fees allocated to loan facilitation service that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation service. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or do not have to pay the excessive portion if the total fees are more than 24% of the origination principal on an annualized basis, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 326 from January 1, 2020. The Group established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net default rates used in determining the fair value of guarantee liabilities. The Group evaluates and adjusts its allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

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

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2021 and 2022 are RMB1,637,484 and RMB1,525,972, respectively, all of which pertain to post- origination service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 88% and 80% of the remaining performance obligations as of December 31, 2021 and 2022 respectively, with the remainder recognized thereafter.

The Group determines that acquisition cost paid for financial institution partners based on the amount of loans facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Revenue recognized for year ended December 31, 2020 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial, and for years ended December 31, 2021 and 2022 was RMB210,818 and RMB330,351, respectively.

The Group is subject to value-added tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB547,344, RMB795,388 and RMB653,023, respectively, for the years ended December 31, 2020, 2021 and 2022.

QIFU TECHNOLOGY, INC.

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

The adoption of CECL model does not change the Group’s method used to estimate loan losses. The allowance for loans receivable is calculated based on estimated default rate of loans facilitated through the Consolidated Trusts or Fuzhou Microcredit. The allowance for accounts receivable, contract assets, financial assets receivable and accounts receivable, contract assets and financial assets receivables from related parties (recorded as “amounts due from related parties”) is assessed in accordance with the estimated default rate of the underlying off-balance loans facilitated. Since the allowance is recorded at loan inception based on the estimated collectability over the entire loan tenure and adjusted in each subsequent reporting period based on update of relevant information, the adoption of the CECL model does not have material impact on the timing and amount of allowance recognized for these financial assets.

Other financial receivables subject to the CECL model mainly include security deposit prepaid to third party guarantee companies, funds receivable from third party payment service providers, other receivables from related parties (recorded as “amounts due from related parties”) and other security deposit (recorded as “prepaid expenses and other assets”), which are of short term and shows no historical default record. The Group determines no allowance is needed for these receivables, except for receivables from related parties as financial institution partners, which are based on the estimated default rate of underlying loans as discussed above.

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

Cash and cash equivalents

Cash and cash equivalents mainly consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents:

(i)	Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2021 and 2022, the amount of restricted cash related to deposit to the funding banks is RMB1,986,512 and RMB2,328,673, respectively.
(ii)	Cash held by the trusts and ABS plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement and ABS plan. Substantially all trusts and ABS plans have a maximum operating period of three years. The cash in the trusts and ABS plans is not available to fund the general liquidity needs of the Group.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Security deposit prepaid to third-party guarantee companies

Security deposit prepaid to third-party guarantee companies mainly represents deposit prepaid to licensed third-party vendors the Group cooperates with to provide guarantee to secure timely loan repayment for financial institution partners.

Funds receivable from third party payment service providers

The Group opened accounts with third party online payment service providers to collect and transfer the loan funds and interest to financial institution partners or borrowers. The Group also uses such accounts to collect the transaction fee and service fee, and repay and collect the default loan principal and interest. The balance of funds receivable from third party payment service providers mainly includes:

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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, short-term investments , security deposits, accounts receivable and contract assets, financial assets receivable, funds receivable from third party payment service providers, loans receivable, short-term loans, payable to investors of the consolidated trusts, and amounts due from/to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Fair value – continued

As of December 31, 2022, the Group’s long-term financial instruments that are not reported at fair value on balance sheet include loans receivable, payable to investors of the consolidated trusts, accounts receivable and contract assets and financial assets receivable. Fair values of these financial instruments are estimated using a discounted cash flow model based on contractual cash flows. The fair values of loans receivable, accounts receivable and contract assets, financial assets receivable are classified as Level 3 fair value measurement due to the significant unobservable inputs concerning the estimation of default rate. The fair value of payable to investors of the consolidated trusts is classified as Level 2 fair value measurement.

As of December 31, 2022, the differences between fair values and carrying amount for loans receivable and payable to investors are due to the discount factor or interests in future periods, and the fair value approximates the carrying amount. For accounts receivable and contract assets, financial assets receivable, the differences are due to the discount factor solely and the fair value approximates the carrying amount.

The Group has foreign exchange options that are recorded at fair value subsequent to initial recognition on a recurring basis. The fair value of such options amount to RMB4,758, which is estimated based on interbank market quoted price and is classified as Level 2 in the fair value hierarchy. Fair value measurement on a nonrecurring basis for the year ended December 31, 2022 included that used in impairment of an equity investment which was classified as a Level 3 fair value measurement.

Loans receivable

Loans receivable represents loans facilitated through the consolidated trusts and Fuzhou Microcredit. Loans receivable are recorded as receivable, reduced by a valuation allowance estimated as of the balance sheet date.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date in accordance with ASC 326 (see accounting policy of “Allowance for credit losses”).

The Group charges off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or expected useful lives
Electronic equipment	5 years
Furniture and office equipment	5 years

Gains and losses from the disposal of furniture and equipment are recognized in the consolidated statements of operations.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Property and equipment, net – continued

Construction in progress represents property under construction and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to buildings and depreciation commences when the asset is ready for its intended use.

Depreciation expense on property and equipment for the years ended December 31, 2020, 2021 and 2022 were RMB10,439, RMB13,483 and RMB14,256, respectively.

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

Guarantee liabilities

For the loans facilitated through the loan facilitation business, the Group provides a guarantee service to its financial institution partners whereas in the event of default, the financial institution partners are entitled to receive unpaid interest and principal from the Group. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled.

From February 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, the Group began to involve third-party licensed vendors including financing guarantee companies and insurance companies to provide guarantee for new loans facilitated for certain financial institution partners. Under the cooperation with financing guarantee companies, these guarantee companies initially reimburses the loan principal and interest to the financial institution partners upon borrower’s default. Although the Group does not have direct contractual obligation to the financial institution partners for defaulted principal and interest, the Group provides back to back guarantee to the licensed guarantee companies. As agreed in the back to back guarantee contract, the Group would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Under the cooperation with insurance companies, the Group is obligated to provide funding in the form of security deposit with the insurance companies which is used to compensate the financial institution partners for borrowers’ default. Given that the Group effectively takes on all of the credit risk of the borrowers, the Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460.

Under capital light model, in the condition of no guarantee service provided, the Group does not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the years ended December 31, 2021 and 2022.

QIFU TECHNOLOGY, INC.

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

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated statements of operations (see accounting policy of “Allowance for credit losses”). Impairment losses of RMB285,720, RMB243,139 and RMB395,289 were recorded in the consolidated statements of operations during the years ended December 31, 2020, 2021 and 2022, respectively.

Facilitation, origination and servicing

Facilitation, origination and servicing expense represents cost of services which consists primarily of various expenses and vendor costs related to risk management, credit assessment, borrower and system support, payment processing services and third-party collection agencies with facilitating and servicing loans.

Facilitation and origination expense includes expense related to the Group’s borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB13.1 million, RMB23.9 million and RMB19.9 million of cash reward for the years ended December 31, 2020, 2021 and 2022, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of various marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, the advertising and marketing related expenses were RMB859,386, RMB1,803,243 and RMB1,929,186, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Funding costs

Funding cost consists of interest expense the Group pays to financial institution partners of the Consolidated Trusts and the asset backed securities, trust issuance and costs incurred by the trusts.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received. The government grants received by the Group is RMB74,449, RMB17,783 and RMB231,568 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2021 and 2022.

Value added taxes (“VAT”)

The consolidated trusts are subject to VAT at the rate of 3%, while the other entities under the Group are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of other tax payable on the consolidated balance sheets.

Certain risks and concentrations

As of December 31, 2020, 2021 and 2022, substantially all of the Group’s cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC, which management considers to be of high credit quality.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Certain risks and concentrations – continued

For the year ended December 31, 2020, financial institution partner A and B funded loans which generated greater than 10% of the total revenues. For the year ended December 31, 2021, financial institution partner C and D funded loans which generated greater than 10% of the total revenues. For the year ended December 31, 2022, there was no financial institution partner funded loans which generated greater than 10% of the total revenues.

Share-based compensation

Share-based payment transactions with employees, such as stock options and restricted shares are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of operations over the period during which the employee is required to perform service in exchange for the award. The Group has elected to account for forfeitures as they occur.

The share-based compensation expense related to the award which contains both service-based and performance-based vesting condition will be recognized when it is probable that the performance-based condition will be met. The probability of the performance condition to be met is not reflected when determining the fair value of the award.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”).The Group’s operations are principally conducted through the companies located in the PRC where the RMB is the functional currency. The functional currency of the other major entities incorporated outside of PRC is the United States dollar (“USD”).

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than functional currency are translated into functional currency at the exchange rates prevailing at the balance sheet date. Transactions in currencies other than functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are included in earnings as foreign exchange gains (loss) .

The Financial Statements of the Group are translated from the functional currency into reporting currency. Assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated at the appropriate historical rates. Revenues, expenses, gains and losses are translated using the periodic average exchange rates. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, changes in equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions, and the Group cannot utilize the contributed amount for future obligations if employee left the Group. The total amount that was expensed as incurred was RMB72,632, RMB146,426 and RMB179,859 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Operating leases

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

Recent accounting pronouncements

There are no recent accounting pronouncements in which the adoption is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.            ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The Group’s accounts receivable as of December 31, 2021 and 2022 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2021	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	502	(375)	127
Accounts receivable from post facilitation service	5,825	(1,683)	4,142
Accounts receivable from referral services	10,797	—	10,797
Total	17,124	(2,058)	15,066

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2022	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	9,176	—	9,176
Total	9,176	—	9,176

The movement of allowance for uncollectible accounts receivables for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2020	provision	year	2020
Accounts receivable from loan facilitation service	184,425	(102,832)	(64,131)	17,462
Accounts receivable from post facilitation service	273	33,241	(29,556)	3,958
Accounts receivable from referral services	—	1,836	—	1,836
Total	184,698	(67,755)	(93,687)	23,256

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.            ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2021	provision	year	2021
Accounts receivable from loan facilitation service	17,462	(11,309)	(5,778)	375
Accounts receivable from post facilitation service	3,958	1,732	(4,007)	1,683
Accounts receivable from referral services	1,836	—	(1,836)	—
Total	23,256	(9,577)	(11,621)	2,058

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2022	provision	year	2022
Accounts receivable from loan facilitation service	375	—	(375)	—
Accounts receivable from post facilitation service	1,683	—	(1,683)	—
Total	2,058	—	(2,058)	—

The Group’s contract assets as of December 31, 2021 and 2022 are as follows:

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2021	Contract assets	Contract assets	net
Contract assets from loan facilitation service	3,097,872	(287,397)	2,810,475
Contract assets from post facilitation service	282,767	(26,457)	256,310
Contract assets from referral services	238,877	—	238,877
Total	3,619,516	(313,854)	3,305,662

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2022	Contract assets	Contract assets	net
Contract assets from loan facilitation service	2,951,326	(288,365)	2,662,961
Contract assets from post facilitation service	321,477	(26,601)	294,876
Contract assets from referral services	162,931	—	162,931
Total	3,435,734	(314,966)	3,120,768

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.            ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

The movement of allowance for uncollectible contract assets for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2020	provision	year	2020
Contract assets from loan facilitation service	6,662	220,582	(4,718)	222,526
Contract assets from post facilitation service	231	11,217	(1,403)	10,045
Total	6,893	231,799	(6,121)	232,571

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2021	provision	year	2021
Contract assets from loan facilitation service	222,526	157,708	(92,837)	287,397
Contract assets from post facilitation service	10,045	52,379	(35,967)	26,457
Total	232,571	210,087	(128,804)	313,854

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2022	provision	year	2022
Contract assets from loan facilitation service	287,397	158,696	(157,728)	288,365
Contract assets from post facilitation service	26,457	65,247	(65,103)	26,601
Total	313,854	223,943	(222,831)	314,966

The Group’s contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2021 and 2022 are as follows:

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2021	assets	and contract assets	Assets, net

Contract assets from loan facilitation service	953,846	(120,208)	833,638
Contract assets from post facilitation service	5,178	(1,809)	3,369
Total	959,024	(122,017)	837,007

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2022	assets	and contract assets	Assets, net

Contract assets from loan facilitation service	331,457	(88,348)	243,109
Contract assets from post facilitation service	20,907	(7,259)	13,648
Contract assets from referral services	(8,555)	—	(8,555)
Total	343,809	(95,607)	248,202

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.            ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the year ended December 31, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2021	provision	year	2021

Contract assets from loan facilitation service	8,072	117,613	(5,477)	120,208
Contract assets from post facilitation service	227	6,482	(4,900)	1,809
Total	8,299	124,095	(10,377)	122,017

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2022	provision	year	2022

Contract assets from loan facilitation service	120,208	(4,334)	(27,526)	88,348
Contract assets from post facilitation service	1,809	18,457	(13,007)	7,259
Total	122,017	14,123	(40,533)	95,607

The principal of accounts receivable and contract assets by year of origination:

	2021	2020	Total
As of December 31, 2021
Loan facilitation service	2,708,137	390,236	3,098,373
Post facilitation service	249,726	38,867	288,593
Referral Service	249,674	—	249,674
Total	3,207,537	429,103	3,636,640

	2022	2021	2020	Total
As of December 31, 2022
Loan facilitation service	2,723,311	223,233	4,781	2,951,325
Post facilitation service	299,197	18,170	4,110	321,477
Referral Service	172,108	—	—	172,108
Total	3,194,616	241,403	8,891	3,444,910

4.           FINANCIAL ASSETS RECEIVABLE, NET

The Group’s financial assets receivable as of December 31, 2021 and 2022 are as follows:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Financial assets receivable	4,897,854	4,225,014
Allowance for uncollectible receivables	(493,646)	(554,095)
Financial assets receivable, net	4,404,208	3,670,919

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.           FINANCIAL ASSETS RECEIVABLE, NET – continued

The movement of financial assets receivable for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Balance at beginning of year	2,142,627	4,601,642	4,897,854
Adoption of ASC 326	117,321	—	—
Addition in the current year	6,885,976	6,626,322	5,582,287
Collection in the current year	(4,478,593)	(6,189,783)	(5,920,287)
Write-off	(65,689)	(140,327)	(334,840)
Balance at end of year	4,601,642	4,897,854	4,225,014

The movement of allowance for uncollectible receivables for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Balance at beginning of year	170,803	390,834	493,646
Current year net provision	285,720	243,139	395,289
Write-off	(65,689)	(140,327)	(334,840)
Balance at end of year	390,834	493,646	554,095

The Group’s financial assets receivable generated from related parties and recorded in amounts due from related parties as of December 31, 2021 and 2022 are as follows:

	December 31,	December 31,
	2021	2022
	RMB	RMB

Financial assets receivable	—	42,724
Allowance for uncollectible receivables	—	(2,648)
Financial assets receivable, net	—	40,076

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2021 and 2022 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2022
	RMB	RMB

Balance at beginning of year	3,149	—
Addition in the current year	—	51,417
Collection in the current year	(309)	(8,679)
Write-off	(2,840)	(14)
Balance at end of year	—	42,724

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.           FINANCIAL ASSETS RECEIVABLE, NET – continued

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2021 and 2022 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2022
	RMB	RMB

Balance at beginning of year	2,033	—
Current year net provision	807	2,662
Write-off	(2,840)	(14)
Balance at end of year	—	2,648

The following table summarizes the aging of the Group’s financial assets receivable.

		31-60	over 60		Total
	0-30 days	days	days		financial
	past	past	past		assets
	due	due	due	Current	receivable
December 31, 2021	15,594	12,038	—	4,870,222	4,897,854
December 31, 2022	32,964	38,059	—	4,153,991	4,225,014

The principal of financial assets receivable by year of origination :

	2021	2020	Total

December 31, 2021	4,078,249	819,605	4,897,854

	2022	2021	Total

December 31, 2022	3,304,756	920,258	4,225,014

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

5.           LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Loans receivable	13,652,723	19,942,075
Less allowance for loan losses	(948,893)	(1,457,419)
Loans receivable, net	12,703,830	18,484,656

As of December 31, 2021 and 2022, the accrued interest receivables are RMB86,144 and RMB177,767 ( net of allowance RMB5,987 and RMB12,992, respectively ), which is recorded under loans receivable.

The following table presents the aging of loans as of December 31, 2021 and 2022:

	0-30 days	31-60 days	over 60 days	Total amount
	past due	past due	past due	past due	Current	Total loans
December 31, 2021 (RMB)	113,771	87,171	—	200,942	13,451,781	13,652,723
December 31, 2022 (RMB)	171,636	126,801	—	298,437	19,643,638	19,942,075

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days in 2022 (60 days in 2021). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the years ended December 31, 2020, 2021 and 2022, the Group has charged off loans receivable of RMB637 million, RMB475 million and RMB1,102 million, respectively.

Movement of allowance for loan losses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of year	351,639	421,767	948,893
Provision for loan losses	698,701	965,419	1,580,306
Gross write-off	(636,766)	(475,352)	(1,102,422)
Recoveries	8,193	37,059	30,642
Balance at end of year	421,767	948,893	1,457,419

The principal of loans receivable as of December 31, 2022 by year of origination is as follows:

	2022	2021	2020	Total loans

Loans receivable	19,062,058	879,975	42	19,942,075

The principal of loans receivable as of December 31, 2021 by year of origination is as follows:

	2021	2020	Total loans
Loans receivable	13,614,369	38,354	13,652,723

QIFU TECHNOLOGY, INC.

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

	Year ended	Year ended
	December 31,	December 31,
	2021	2022
	RMB	RMB

Cost	1,036,178	1,036,178
Accumulated amortization	(17,270)	(37,993)
Land use rights, net	1,018,908	998,185

The total amortization expense for the year ended December 31, 2021 and 2022 amounted to RMB17,270 and RMB20,723 respectively.

7.            SHORT-TERM LOANS

Short-term loans as of December 31, 2021 represents bank borrowings of USD38,850 and RMB150,000 obtained from domestic commercial banks, the latter loan is guaranteed by Shanghai Qibutianxia Co,. Ltd. The short-term loan of USD38,850 bears interest rates of London InterBank Offered Rate (“LIBOR”) plus 300bps. The loan of RMB150,000 applying a fixed rate of 4.05%.

Short-term loans as of December 31, 2022 represents bank borrowings of RMB150,000 obtained from domestic commercial banks. The weighted average interest rate for the outstanding borrowings as of December 31, 2021 and 2022 was 3.46% and 3.30%, respectively. There is one financial covenant stipulating that Qiyu shall not make dividend distribution before the loans, interest and other payable due under the contract are paid.

8.          LONG-TERM LOANS

In June 2022, Shanghai 360 Changfeng Technology, Co., Ltd. (“360 Changfeng”), one of the Group’s subsidiary, signed a mortgage loan agreement of RMB1 billion with tenure of 25 years. The interest rate is based on prevailing market price quote for loans with tenure of more than five years at the time of drawdown minus 136bps (“basepoints”). The loan is guaranteed by the land use rights owned by 360 Changfeng and is for the specific use of construction of the regional headquarters and the affiliated industrial park. The mortgage loan agreement requires the 360 Changfeng’s registered capital to be paid in the same proportion of the total facility used. In September, the registered capital was fully paid. As of December 31, 2022, the outstanding balance of the mortgage loan is RMB17,854, which is included in other long-term liabilities.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	December 31,
	2021	2022
	RMB	RMB

User traffic direction fees	472,269	269,446
Payable to financial institution partners (1)	422,423	475,203
Accrued payroll and welfare	409,216	402,647
Payable for third-party service fee	298,411	298,019
Payable to shareholder of non-controlling interests (2)	296,617	221,323
Dividend payable (3)	276,991	177,518
Lease liability	25,779	30,704
Others	56,623	129,691
Total	2,258,329	2,004,551

(1)Payable to financial institution partners mainly include amounts collected from the borrowers but have not been transferred to the financial institution partners due to holiday breaks.

(2)Payable to shareholder of non-controlling interests mainly includes loans from non-controlling shareholder Shanghai Changfeng Investment (Group) Co., Ltd.( “Changfeng”) to acquire land use right.

(3)Dividends payable as of December 31, 2021 has been paid in January 2022 and May 2022 respectively. Dividends payable as of December 31, 2022 has been paid in January, 2023.

10.            GUARANTEE LIABILITIES

The movement of guarantee liabilities during 2021 and 2022 is as follows:

Guarantee liabilities-stand ready

RMB
As of January 1, 2021	4,173,497
Provision at the inception of new loans	6,626,322
Released into revenue	(5,981,675)
As of December 31, 2021	4,818,144

As of January 1, 2022	4,818,144
Provision at the inception of new loans	5,633,704
Released into revenue	(6,331,502)
As of December 31, 2022	4,120,346

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.            GUARANTEE LIABILITIES – continued

Guarantee liabilities-contingent

RMB
As of January 1, 2021	3,543,454
Provision for contingent liabilities	3,078,224
Net payout (1)	(3,336,597)
As of December 31, 2021	3,285,081

As of January 1, 2022	3,285,081
Provision for contingent liabilities	4,367,776
Net payout (1)	(4,234,466)
As of December 31, 2022	3,418,391
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding loans subject to guarantee:

		31-60	61-90	Over 90
	0-30 days	days	days	days
	past	past	past	past
	due	due	due	due	Current	Total loans

December 31, 2021 (RMB):	446,780	235,769	57,526	—	49,117,630	49,857,705
December 31, 2022 (RMB):	491,648	254,927	19,294	—	44,900,311	45,666,180

As of December 31, 2021 and 2022, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB49,857,705 and RMB45,666,180, respectively. The approximate term of guarantee compensation service ranged from 1 month to 36 months as of December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the contractual amounts of the outstanding loans (excluding loans that are written off) that have been compensated by the Group and therefore no longer subject to guarantee were estimated to be RMB3,129,264 and RMB4,018,140, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.          RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2020, 2021 and 2022:

Name of related parties	Relationship with the group
360 Security Technology Inc. (“360 Group”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Shanghai Qibutianxia Information Technology Co., Ltd. (“Qibutianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Co.,Ltd. (“Jinshang”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Xixian New Area Financial Asset Exchange Co., Ltd (“Xixian”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifei Xiangyi Consultation Co., Ltd (“ Beijing Qifei”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Hangzhou Qifei Huachuang Technology Co, Ltd (“ Hangzhou Qifei ”)	Investee of the Group
Shanghai Jiehu Internet Technology Co., Ltd. (“Shanghai Jiehu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng Bank”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Tianjin Yujie Technology Co., Ltd. (“Yujie”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Hongying Information Technology Co., Ltd. (“Hongying”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Shareholders	Shareholders of the Group
Others	Entities controlled by Mr. Zhou, the Chairman of the Group

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.          RELATED PARTY BALANCES AND TRANSACTIONS – continued

The Group entered into the following transactions with its related parties:

For the years ended December 31, 2020, 2021 and 2022, services provided by the related parties were RMB143,881, RMB523,054 and RMB552,206, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Referral service fee charged by Yujie	15,152	347,585	355,803
Bandwidth service fee charged by Qihu	80,514	108,743	128,607
Brand fees charged by Qihu	—	23,585	47,168
Referral service fee charged by Qihu	24,507	19,789	2,423
Rental expenses charged by Beijing Qifei	7,137	—	—
Rental expenses charged by Hongying	—	11,899	13,655
Corporate expenses allocated from Qibutianxia	11,321	7,075	—
Labor cost charged by Xixian	2,130	—	—
Others	3,120	4,378	4,550
Total	143,881	523,054	552,206

For the years ended December 31, 2020, 2021 and 2022, services provided to the related parties were RMB346,378, RMB2,178,561 and RMB1,199,238, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Referral service fee charged from Qicaitianxia	3,558	—	—
Referral service fee charged from Kincheng Bank	—	—	109,469
Loan facilitation services fee charged from Kincheng Bank	15,254	1,574,456	382,496
Loan facilitation services fee charged from Jinshang	150,515	219,513	137,118
Loan facilitation services fee charged from Beijing Zixuan	47,516	37	—
Post-facilitation services fee charged from Kincheng Bank	433	297,489	434,886
Post-facilitation services fee charged from Jinshang	48,094	69,398	67,936
Post-facilitation services fee charged from Beijing Zixuan	74,417	56	—
Others	6,591	17,612	67,333
Total	346,378	2,178,561	1,199,238

Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. Kincheng Bank is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. The Group collected service fees from Jinshang and Kincheng Bank. The amounts from Jinshang and Kincheng Bank represent the loan facilitation service, post-facilitation service and referral service fees charged from them.

The Company has held bank deposit with Kincheng Bank which amounted to RMB320,491 and RMB3,020,245 as of December 31, 2021 and December 31, 2022. The related interest income was RMB29,312 and RMB98,856 for the years ended December 31, 2021 and 2022, respectively and interest receivable as of December 31, 2021 and December 31, 2022 was RMB79 and RMB11,318, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.         RELATED PARTY BALANCES AND TRANSACTIONS – continued

As of December 31, 2021 and 2022, amounts due from related parties were RMB978,175 and RMB428,108 respectively, and details are as follows:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Kincheng Bank	771,335	239,270
Jinshang	194,123	162,784
Shareholders	10,158	—
Others	2,559	26,054
Total	978,175	428,108

As of December 31, 2021 and 2022, amounts due to related parties were RMB214,057 and RMB113,697 respectively, and details are as follows:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Qibutianxia	9,156	1,656
Qihu	144,999	103,868
Yujie	30,165	—
Others	29,737	8,173
Total	214,057	113,697

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. The amounts of loans under such arrangement are RMB11,803,492 and RMB3,575,884 as of December 31, 2021 and 2022 respectively.

In September 2020, Beijing Qifei transferred to the Group part of its interest in Hangzhou Qifei, a joint venture company established by Beijing Qifei and an independent third party. After the transfer, Beijing Qifei and the Group hold 26% and 25% of the equity interest in the investee, respectively. As part of the arrangement, the Group is responsible to assist Hangzhou Qifei in meeting certain performance targets. The Group accounted for the equity investment using alternative measurement. No contribution was made prior to 2021. In 2022, the Company provided capital contribution of RMB8,996 to Hangzhou Qifei. Considering the business forecast of the investee, the Group fully impaired the investment in 2022. The Company is not obligated to fund its remaining unpaid share of registered capital of RMB41,004 till June 30, 2028. In addition, the Company accrued RMB10,892 for the estimated future loss based on the financial position of the investee as of December 31, 2022.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.         RELATED PARTY BALANCES AND TRANSACTIONS – continued

In October 2020, the Group established a joint venture company, 360 Changfeng in Shanghai, China through Qiyu together with Shanghai Jiehu and an independent third party, Changfeng, to develop and build regional headquarter and the affiliated industrial park in Shanghai. Changfeng, Shanghai Jiehu and the Group each holds 30%, 30% and 40% of the equity interests of the joint venture, respectively. The shareholders execute their voting rights based on their equity interest and the stakeholders’ meeting will pass the resolutions with the approval of stakeholders representing more than half of the voting rights.

In December 2021, the Group acquired the 30% equity interest held by Shanghai Jiehu and became the controlling shareholder of 360 Changfeng. The transaction is a business acquisition under common control as both Shanghai Jiehu and the Group is ultimately controlled by Mr. Zhou, and has been retrospectively reflected in the Financial Statements of the Company for all periods presented. The impact to prior year financials was inconsequential.

Pursuant to the agreement, the shareholders of 360 Changfeng is obligated to contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership.

As of December 31, 2022, shareholders of the 360 Changfeng have invested a total of RMB1.0 billion, of which RMB0.3 billion was funded by Changfeng.

12.          INCOME TAXES

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Qiyu received its “high and new technology enterprises” status in 2018 and renewed it in 2021 and was entitled for a preferential income tax rate of 15% from 2018 to 2023. In November 2020, Qiyue received its “high and new technology enterprises” status and was entitled to a reduced EIT rate of 15% from 2020 to 2022. From August 2019, Qicheng benefits from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China. The 40% of the EIT payables of Qicheng could be further reduced as it is located in Autonomous Region of China. From 2021, two of the Company’s subsidiaries benefit from a preferential tax rate of 15% as they are registered in Hainan and engaged in encouraged business activities. From 2022, Beihai Borui Credit Service Co., Ltd., benefits from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China.

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

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.          INCOME TAXES – continued

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax	1,355,651	1,053,979	945,305
Deferred tax	(769,615)	204,217	(208,501)
Total	586,036	1,258,196	736,804

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income before income tax benefit	4,081,745	7,022,709	4,742,372
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	1,020,436	1,755,677	1,185,593
Effect of different tax rate of subsidiary operation in other jurisdiction	3,728	11,708	7,236
Effect of non-deductible expenses	75,881	64,841	57,364
Effect of preferential tax rate and tax exemption	(452,033)	(487,655)	(418,997)
Effect of enacted tax rate change of deferred tax assets/liabilities	248	1,125	—
Effect of research and development super-deduction	(69,802)	(106,515)	(115,374)
Effect of valuation allowance movement of deferred tax assets	7,578	19,015	20,982
Income tax expense	586,036	1,258,196	736,804

The effect of the preferential tax rates on the income per share is as follows:

	Year Ended December 31,
	(Amounts in Thousands Except Per Share Data)
	2020	2021	2022
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	451,785	486,530	418,997
Income per share effect-basic	1.51	1.58	1.34
Income per share effect-diluted	1.47	1.51	1.30

QIFU TECHNOLOGY, INC.

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

12.          INCOME TAXES – continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Guarantee liabilities	1,263,699	1,909,361
Provision for accounts receivable and contract assets and financial assets receivable	34,889	34,889
Provision for loan losses	330,684	678,636
Depreciation of land use rights	14,162	29,317
Net operating loss carryforwards	37,376	33,237
Gross deferred tax assets	1,680,810	2,685,440
Valuation allowance on deferred tax assets	(28,798)	(49,780)
Total deferred tax assets	1,652,012	2,635,660
Uncollected revenues	(938,721)	(1,717,324)
Total deferred tax liabilities	(938,721)	(1,717,324)
Net deferred tax assets	713,291	918,336

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, as of December 31, 2021 and 2022, the Group recorded an allowance of RMB28,798 and RMB49,780 respectively for deferred tax assets which are not more likely than not to be realized.

As of December 31, 2022, the Group had net operating loss carryforwards in PRC entities of RMB64,784, which will expire from 2023 to 2027.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.          INCOME TAXES – continued

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries that are available for distribution was RMB13,225,574 and RMB17,468,228 as of December 31, 2021 and 2022, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2021 and 2022.

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

13.         SHARE-BASED COMPENSATION

Share incentive plan

In May 2018, the shareholders and board of directors of the Company adopted the Share Incentive Plan (the “2018 plan”) for the granting of share options and restricted shares to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service, and the 2018 plan was later amended in November 2019. Under the 2018 plan, the maximum aggregate number of shares which may be issued is 25,336,096 ordinary shares. Those share options expired 10 years from the grant date.

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

Stock options

On May 20 and November 20, 2018, and May 20, 2020, and November 20, 2021 the Company granted 24,627,493, 690,023, 3,514 and 2,400 stock options, respectively, with an exercises price of US$0.00001 per share to certain employees, directors and officers. The stock options shall vest over a period from immediate to 4 years. The grant date fair value per option was RMB48.64, RMB60.77, RMB32.02 and RMB64.46, respectively.

On November 2021 and August 2022, the compensation committee of the board of directors of the Company approved to convert the form of 10,264,366 and 2,816,000 outstanding restricted shares respectively into stock options to purchase the same number of shares as represented by the restricted share with an exercises price of US$0.00001 per share. This conversion did not affect the fair value of the awards immediately before and after the modification as the exercise price is nominal. In addition, there were no other changes to the awards including the vesting conditions and classification. Accordingly, modification accounting is not required and the cost will continue to be recognized based on the grant-date fair-value-based measure.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.          SHARE-BASED COMPENSATION – continued

Share incentive plan - continued

Stock options - continued

The Company used the Black-Scholes model to estimate the fair value of the options granted in 2020 and 2021 using the closing sales price of the shares on the grant date.

The fair value per option was estimated at the date of grant using the following assumptions:

Year ended ,
December 31, 2021
RMB
Risk-free rate of interest	2.76%
Estimated volatility rate	67.27%
Dividend yield	5.10%
Expected life (years)	5.00
Exercise price	USD 0.00001

The risk-free rate of interest is based on the yield to maturity of of US Treasury Strip Bond as of the valuation date. The expected volatility of the underlying ordinary shares during the life of the options was estimated based on the historical share price volatility of comparable companies over a period comparable to the expected term of the options. The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

A summary of option activity during period from January 1, 2022 to December 31, 2022 is as follows:

			Weighted		Weighted
		Weighted	Average		Average
	Number of	Average	Remaining	Aggregate	Grant-date
	Options	Exercise Price	Contract Life	Intrinsic Value	Fair value
		USD	Years	RMB	RMB
Options outstanding at January 1, 2022	12,945,337	0.00001	8.03	945,786	42.98
Options converted in 2022	2,816,000	0.00001	7.64	204,076	40.84
Options exercised in 2022	(4,824,416)	0.00001	6.72	(349,625)	42.82
Options forfeited in 2022	(771,990)	0.00001	7.25	(55,946)	42.82
Options outstanding at December 31, 2022	10,164,931	0.00001	7.34	736,653	42.51
Options exercisable at December 31, 2022	2,350,311	0.00001	6.24	170,327	48.05
Options vested or expected to be vested at December 31, 2022	10,164,931	0.00001	7.34	736,653	42.51

For the years ended December 31, 2020, 2021 and 2022, the Company recognized share-based compensation expense related to share options of RMB223,565, RMB90,812 and RMB108,526, respectively. The aggregate intrinsic value of options exercised and converted during the year ended December 31, 2020, 2021 and 2022 was RMB395,343, RMB414,966 and RMB145,549 respectively. As of December 31, 2022, there was RMB208,261 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 0.96 years.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.          SHARE-BASED COMPENSATION – continued

Share incentive plan - continued

Restricted Shares

A summary of the restricted shares for the year ended December 31, 2022 was stated below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value
Outstanding at January 1, 2022	6,961,446	52.38
Granted	647,400	42.73
Converted	(2,816,000)	40.84
Vested	(1,117,222)	57.26
Forfeited	(520,030)	64.35
Outstanding at December 31, 2022	3,155,594	56.99

The restricted shares granted shall vest in accordance with contractual schedules over a period from three to five years. In August and November 2022, the Company granted 388,900 restricted shares to its employees with the contractual life of 10 years, which contains service condition of 4 years and vesting condition related to the grantee’s individual performance. The fair value of the restricted shares was determined by the closing sales price of the shares on the grant date, adjusted by the present value of expected dividends to be paid during the vesting period. The weighted-average grant-date fair value per restricted share was RMB40.31, RMB68.45 and RMB42.73 the year ended December 31, 2020, 2021 and 2022, respectively. The total fair value of the restricted shares vested was RMB22,933, RMB53,686 and RMB63,974 for the years ended December 31, 2020, 2021 and 2022. For the years ended December 31, 2020, 2021 and 2022, the Company recognized share-based compensation expense related to restricted shares of RMB77,596, RMB163,110 and RMB91,211, respectively. Total outstanding restricted shares as of December 31, 2022 includes 2,766,694 which will become exercisable based solely on fulfilling a service condition and 388,900 for which an addtional performance condition must be met to become exercisable. As of December 31, 2022, there was RMB153,701 of unrecognized compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 1.27 years.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	Year ended ,	Year ended ,	Year ended ,
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Facilitation, origination and servicing expenses	72,192	75,209	73,945
Sales and marketing expenses	8,164	12,340	4,328
General and administrative expenses	220,805	166,373	121,464
Total	301,161	253,922	199,737

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

14.         ORDINARY SHARES

5,000,000,000 shares was authorized at par value of USD0.00001 per share. The ordinary shares include Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes on all matters that are subject to shareholder vote. All classes of ordinary shares are entitled to the same dividend right. Class B ordinary shares could be converted into Class A ordinary shares, at the option of the holders, on one-for-one basis. All Class B ordinary shares are beneficially owned by Mr. Zhou, the Chairman of the Company.

As of December 31, 2020, there were 304,453,780 ordinary shares outstanding, with par value of USD0.00001 per share, consisting of 264,633,194 Class A ordinary shares and 39,820,586 Class B ordinary shares. As of December 31, 2021, there were 310,486,975 ordinary shares outstanding, with par value of USD0.00001 per share, consisting of 270,666,389 Class A ordinary shares and 39,820,586 Class B ordinary shares.

On November 29, 2022, the Company completed its global offering of 5,540,000 Class A ordinary shares, which comprises a Hong Kong public offering of initially 560,000 Class A ordinary shares and an international offering of initially 4,980,000 Class A ordinary shares, and listing of the Company’s Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). On December 6, 2022, the Company sell another 830,000 Class A ordinary shares under the over-allotment option to international underwriters.

Upon the completion of the secondary listing on the Hong Kong Stock Exchange, all the class B ordinary shares were converted into class A ordinary shares on a one-for-one basis. As a result, no class B ordinary shares of the Company was issued or outstanding. As of December 31, 2022, there were 322,792,063 ordinary shares outstanding, with par value of USD0.00001 per share.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company expects to fund the repurchase out of its existing cash balance. As of December 31, 2022, the Company did not repurchase any share.

15.         STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2021 and 2022.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2021 and 2022, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB8,283,560 and RMB14,436,140, respectively (including the statutory reserve fund of RMB168,541 and RMB218,082 as of December 31, 2021 and 2022, respectively).

QIFU TECHNOLOGY, INC.

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

The board of directors of the Company has approved a dividend of US$0.13 per ordinary share, or US$0.26 per ADS, for the fourth fiscal quarter of 2021 in accordance with the Company’s dividend policy, which was paid on May 13, 2022 to shareholders of record as of the close of business on April 6, 2022.

The board of directors of the Company has approved and declared a dividend of US$0.11 per ordinary share, or US$0.22 per ADS, for the first fiscal quarter of 2022 in accordance with the Company’s dividend policy on May 26, 2022, which was paid on July 27, 2022 to shareholders of record as of the close of business on June 20, 2022.

The board of directors of the Company has approved a dividend of US$0.09 per ordinary share, or US$0.18 per ADS, for the second fiscal quarter of 2022 in accordance with the Company’s dividend policy, which was paid on October 28, 2022 to shareholders of record as of the close of business on September 16, 2022.

The board of directors of the Company has approved a dividend of US$0.08 per ordinary share, or US$0.16 per ADS, for the third fiscal quarter of 2022 in accordance with the Company’s dividend policy, which was paid on January 18, 2023 to shareholders of record as of the close of business on December 12, 2022.

QIFU TECHNOLOGY, INC.

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

Lease costs are included in general and administrative expenses. Operating lease expenses were RMB28,999, RMB51,608 and RMB63,667 for the years ended December 31, 2020, 2021 and 2022, respectively, included amortization expenses of land use rights of nil, RMB17,270 and RMB20,723 for the years ended December 31, 2020, 2021 and 2022, respectively. Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use right.

Supplemental cash flow information related to leases was as follows:

	Year ended ,	Year ended ,
	December 31, 2021	December 31, 2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	33,252	42,488
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	25,349	56,031

The following table shows ROU (“Right of Use assets”) and lease liabilities as of December 31, 2021 and 2022 (except lease term and discount rate):

	Year ended ,	Year ended ,
	December 31, 2021	December 31, 2022
	RMB	RMB
Right-of-use assets	42,606	55,471
Operating lease liabilities-current	25,779	30,704
Operating lease liabilities-non current	13,177	21,664

	Year ended ,	Year ended ,
	December 31, 2021	December 31, 2022
	RMB	RMB
Weighted-average remaining lease term	2.09	1.95
Weighted-average discount rate	6.22%	4.65%

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

17.         LEASE – continued

Operating lease as lessee – continued

The maturities of operating lease liabilities as of December 31, 2021 and 2022 are as follows:

Year ended ,
December 31, 2021
RMB
2022	28,203
2023	7,034
2024	3,550
2025	382
2026 and thereafter	—
Total undiscounted lease payments	39,169
Imputed interest	(213)
Total lease liabilities	38,956

Year ended ,
December 31, 2022
RMB
2023	31,212
2024	19,841
2025	3,306
2026 and thereafter	—
Total undiscounted lease payments	54,359
Imputed interest	(1,991)
Total lease liabilities	52,368

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

18.          COMMITMENTS AND CONTINGENCIES

Contingencies

Historically the Group has provided guarantees to certain financial institution partners through a subsidiary that does not hold a financing guarantee license. In October 2019, The China Banking and Insurance Regulatory Commission (“CBIRC”) and other government authorities, promulgated a new regulation pursuant to which this structure, may not deemed appropriate. The Group has ceased the business in 2020, and for existing loans, the Group will execute the contract until the expiration of the loans. The new regulation is silent with respect to any grace period that may be permitted to undertake the restructuring. Management has concluded, with the advice of the Group’s legal counsel, that it is not reasonably possible to estimate any potential financial exposure the group may have as a result of operating the business during this intermediate time period, due to the substantial uncertainties regarding the interpretation and application of the relevant laws and regulations. As of December 31, 2022, the outstanding loan balance under this guarantee model amounted to RMB638, which was immaterial in the total outstanding loan balance facilitated by the Group (excluding loans delinquent for more than 180 days).

In July 2020 and in February 2021, CBIRC promulgated two regulations stating that regional banks that carry out internet lending business shall mainly serve local customers, and are not allowed to conduct the internet lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conducting business primarily online as well as meeting the other conditions prescribed by the CBIRC. The Company has changed its distribution strategy so that only local borrowers would be matched to regional banks for new loans facilitated starting from January 1, 2022. The Company believed that, as advised by its Group’s legal counsel, given the lack of exact definition regarding the regional banks in the existing laws and regulations, there are uncertainties as to how the regulation will be implemented, therefore the impact to the Company’s current business operations cannot be reasonably estimated.

In September 2021, the People’s Bank of China (“PBOC”) issued a new regulation stating that organizations that engage in credit investigation business should obtain the credit reporting business license and comply with its other provisions within an 18-month grace period from its effectiveness date of January 1, 2022. Given that the rule does not specify the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, the Company has concluded, as advised by its legal counsel, that it is not reasonably possible to estimate its impact on the Company’s current business operations for credit assessment on borrowers and the potential penalties incurred by the Company thereof.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

18.          COMMITMENTS AND CONTINGENCIES – continued

Contingencies – continued

The Company and its certain current and former officers and directors were named as defendants in a putative securities class action brought by investors who purchased the Company’s securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s public disclosure documents in connection with its compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, the Company filed a motion to dismiss the Amended Complaint. In July 2022, the Court granted our motion to dismiss the Amended Complaint without prejudice, and granted Plaintiffs leave to replead by September 26, 2022. On September 26, 2022, Lead Plaintiff notified the Court that he does not intend to file a Second Amended Complaint. The Court entered a judgement in favor of defendants on September 29, 2022. As the Plaintiff did not appeal before the deadline of the appeal period, namely October 31, 2022, the judgement is final and the Company had no losses over this case.

Commitments

As of December 31, 2022, the Group has certain capital commitments that primarily related to commitments for construction of the regional headquarters and the affiliated industrial park. The total capital commitments agreed in the purchase contract for land use rightswas to invest not less than RMB500 million (US$72 million) and RMB30 million has been invested and reflected as construction in progress under “Property and equipment, net” in the financial statements as of December 31, 2022. All of the remaining capital commitments will be fulfilled in the future according to the construction progress.

19.          NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income attributable to shareholders of the Company	3,496,606	5,781,725	4,024,173
Denominator:
Weighted average ordinary shares outstanding used in computing basic income per ordinary share	298,222,207	307,265,600	312,589,273
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted shares using the treasury stock method	8,442,892	14,132,153	9,429,237
Weighted average ordinary shares outstanding used in computing diluted income per ordinary share	306,665,099	321,397,753	322,018,510
Basic net income per share	11.72	18.82	12.87
Diluted net income per share	11.40	17.99	12.50

For the years ended December 31, 2020, 2021 and 2022, no options or restricted shares were excluded from the calculation of diluted net income per share due to the anti-dilutive effect.

20.         SUBSEQUENT EVENTS

On March 9, 2023, the Board of Directors of the Company has approved a dividend of US$0.08 per ordinary share, or US$0.16 per ADS, for the fourth fiscal quarter of 2022 in accordance with the Company’s dividend policy, which is expected to be paid on May 16, 2022 for holders of Class A ordinary shares and around May 19, 2023 for holders of ADSs.

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2022, was more than 25% of the Company’s consolidated net assets as of December 31, 2022.

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
ASSETS
Cash and cash equivalents	7,117	464,323	67,321
Prepaid expenses and other assets	—	6,325	917
Amount due from related parties	10,134	—	—
Amount due from subsidiaries and VIEs	1,711,633	295,180	42,797
Investments in subsidiaries and VIEs	14,032,928	18,275,772	2,649,738
TOTAL ASSETS	15,761,812	19,041,600	2,760,773
LIABILITIES AND EQUITY
LIABILITIES
Accrued expenses and other current liabilities	310,373	194,444	28,192
Short term loans	247,576	—	—
TOTAL LIABILITIES	557,949	194,444	28,192
EQUITY
Ordinary shares (USD0.00001 par value per share 5,000,000,000 shares authorized, 315,433,018 shares issued and 310,486,975 shares outstanding as of December 31, 2021 and 325,591,776 shares issued and 322,792,063 shares outstanding as of December 31, 2022, respectively)	22	22	3
Additional paid-in capital	5,672,267	6,095,225	883,725
Retained earnings	9,642,506	12,803,684	1,856,360
Other comprehensive loss	(110,932)	(51,775)	(7,507)
TOTAL EQUITY	15,203,863	18,847,156	2,732,581
TOTAL LIABILITIES AND EQUITY	15,761,812	19,041,600	2,760,773

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Operating costs and expenses	(16,453)	(51,233)	(17,288)	(2,507)
Interest expense	(2,349)	(5,383)	(16,258)	(2,357)
Foreign exchange losses	(376)	(133)	(8,173)	(1,185)
Other income, net	15,148	—	7,674	1,113
Net loss before taxes and income from equity in subsidiaries and VIEs	(4,030)	(56,749)	(34,045)	(4,936)
Equity in earnings of subsidiaries and VIEs	3,500,636	5,838,474	4,058,218	588,386
Net income before taxes	3,496,606	5,781,725	4,024,173	583,450
Income tax expenses	—	—	—	—
Net income attributable to shareholders of the Company	3,496,606	5,781,725	4,024,173	583,450
Net income attributable to ordinary shareholders of the Company	3,496,606	5,781,725	4,024,173	583,450

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Net income attributable to shareholders of the Company	3,496,606	5,781,725	4,024,173	583,450
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(99,297)	(36,541)	59,157	8,577
Other comprehensive (loss) income	(99,297)	(36,541)	59,157	8,577
Total comprehensive income	3,397,309	5,745,184	4,083,330	592,027
Comprehensive income attributable to ordinary shareholders	3,397,309	5,745,184	4,083,330	592,027

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income attributable to shareholders of the Company	3,496,606	5,781,725	4,024,173	583,450
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs	(3,500,636)	(5,838,474)	(4,058,218)	(588,386)
Changes in operating assets and liabilities
Accrued expenses and other current liabilities	(2,625)	31,197	(31,896)	(4,624)
Prepaid expenses and other assets	—	—	(6,325)	(917)
Amounts due from subsidiaries and VIEs	(65,801)	—	10,134	1,469
Fair value change of foreign exchange options	—	—	(4,704)	(682)
Net Cash used in Operating Activities	(72,456)	(25,552)	(66,836)	(9,690)
Cash Flows from Investing Activities:
Repayment of loans provided to subsidiaries and VIEs	—	185,204	2,672,543	387,482
Loans provided to subsidiaries and VIEs	—	(338,982)	(1,091,928)	(158,314)
Purchase of foreign exchange options	—	—	(14,549)	(2,109)
Proceeds from disposal of short-term investments	—	—	17,890	2,594
Net Cash (used in) provided by Investing Activities	—	(153,778)	1,583,956	229,653
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon Secondary Listing	—	—	254,916	36,959
Payment of Secondary Listing costs	—	—	(3,137)	(455)
Dividends to shareholders	—	—	(988,586)	(143,331)
Repayments of short-term loans	—	—	(492,952)	(71,471)
Proceeds from short-term loans	86,305	169,291	190,179	27,573
Net Cash provided by (used in) Financing Activities	86,305	169,291	(1,039,580)	(150,725)
Effect of foreign exchange rate changes	(1,194)	(2,404)	(20,334)	(2,948)
Net increase (decrease) in cash and cash equivalents	12,655	(12,443)	457,206	66,290
Cash, cash equivalents, and restricted cash, beginning of year	6,905	19,560	7,117	1,031
Cash, cash equivalents, and restricted cash, end of year	19,560	7,117	464,323	67,321

Supplemental disclosures of cash flow information:

Payables for dividends:	—	276,991	177,518	25,738
Payables for capitalized issuance costs	—	—	15,454	2,240

Notes to condensed financial statements

1.	The condensed financial statements of Qifu Technology, Inc. have been prepared using the same accounting policies as set out in the Financial Statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in earnings of subsidiaries and VIEs on the statement of operations.
2.	As of December 31, 2020, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the Financial Statements.
3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Financial Statements.