Form 20-F
period 2023-12-31
Qifu Technology, Inc.
filed 2024-04-26
CIK 1741530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

As of December 31, 2023, there were 315,226,128 class A ordinary shares issued and outstanding, par value US$0.00001 per share.

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

Yes ☐ No ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Qifu Technology,” “we,” “us,” “our” and “our company” are to Qifu Technology, Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China and their respective subsidiaries;
●	“360 Group” are to 360 Security Technology Inc. and its controlled affiliates and predecessors;
●	“ADSs” are to American depositary shares, each of which represents two of our class A ordinary shares;
●	“China” or “the PRC” are to the People’s Republic of China. Unless otherwise indicated, the policies, laws, regulations and interpretations adopted by the government of mainland China, which are specifically referenced in this annual report, are not applicable to Hong Kong, Macau or Taiwan. To the extent that mainland China laws and regulations are applied in Hong Kong, the legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“Fuzhou Financing Guarantee” are to Fuzhou 360 Financing Guarantee Co., Ltd.;
●	“Fuzhou Microcredit” are to Fuzhou 360 Online Microcredit Co., Ltd.;
●	“HK$” or “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“shares,” or “ordinary shares” are to our class A ordinary shares, and in the context of describing our share capital before March 31, 2023, also include our class B ordinary shares, par value US$0.00001 per share, as the context requires and as applicable;
●	“RMB” or “Renminbi” are to Renminbi, the legal currency of the PRC;
●	“Shanghai Financing Guarantee” are to Shanghai 360 Financing Guarantee Co., Ltd. (now known as Shanghai Qiyaoxin Technology Co., Ltd.);
●	“Shanghai Qibutianxia” are to Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd.);
●	“Shanghai Qiyu” are to Shanghai Qiyu Information & Technology Co., Ltd.;
●	“US$” or “U.S. dollars” are to United States dollars, the lawful currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities,” “VIE” or “VIEs” are to Shanghai Qiyu, Fuzhou Financing Guarantee and Shanghai Financing Guarantee; and
●	“WFOE” or “Shanghai Qiyue” are to Shanghai Qiyue Information & Technology Co., Ltd.

Unless otherwise stated, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

In addition, unless the context indicates otherwise, for the discussion of our business references to:

●	“180 day+ vintage delinquency rate” are to a percentage that is equal to (i) the total amount of principal for all loans we facilitated in a fiscal quarter that become delinquent for more than 180 days, less the total amount of recovered past due principal for all loans we facilitated that were delinquent for more than 180 days in the same fiscal quarter, divided by (ii) the total initial principal amount of loans we facilitated in such fiscal quarter; loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation;
●	“30 day collection rate” are to a percentage that is equal to (i) the amount of principal that is repaid in one month among the total amount of principal that is overdue as of a specified date, divided by (ii) the total amount of principal that is overdue as of such specified date;
●	“90 day+ delinquency rate” are to a percentage that is equal to (i) the outstanding loan balance of on- and off-balance sheet loans we facilitated that are 91 to 180 calendar days past due, divided by (ii) the total outstanding loan balance of on- and off-balance sheet loans we facilitated across our platform as of a specific date; loans that are charged-off and loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation;
●	“capital-light model” are to a comprehensive suite of technology-enabled loan facilitation services spanning the loan lifecycle, from borrower acquisition, technology empowerment in credit assessment to post-facilitation services, under which we do not take any credit risk;
●	“capital-heavy loans” are to loans under which we bear credit risks;
●	“Credit-Tech” are to credit technology services, which refer to services using technology solutions to empower and enhance credit services;
●	“loan facilitation volume” are to the total principal amount of loans facilitated or originated by, as the context mandates, a Credit-Tech platform, a traditional financial institution or other market players in the credit industry; in the context of the volume of loans we facilitated or originated, the total principal amount of loans we facilitated or originated during the given period, including loan volume facilitated through Intelligence Credit Engine (ICE) and other technology solutions;
●	“outstanding loan balance” are to the total amount of principal outstanding for loans facilitated or originated by a Credit-Tech platform, as the context mandates, a traditional financial institution or other market players in the credit industry at the end of each period; in the context of the outstanding balance of loans we facilitated or originated, the total amount of principal outstanding for loans we facilitated or originated at the end of each period, including loan balance for ICE and other technology solutions excluding loans delinquent for more than 180 days;
●	“repeat borrower contribution” or “loan origination contributed by repeat borrowers” are to a percentage, the numerator of which is the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, and the denominator of which is the total loan facilitation volume through our platform during that period;
●	“SME” are to small- and micro-enterprises and owners of small- and micro-enterprises; and
●	“users with approved credit lines” are to users who have submitted their credit applications and are approved with a credit line at the end of each period.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the Credit-Tech industry in China;
●	our expectations regarding demand for and market acceptance of our Credit-Tech products;
●	our expectations regarding keeping and strengthening our relationships with borrowers, financial institution partners, data partners and other parties we collaborate with;
●	competition in our industry; and
●	government policies and regulations relating to our industry.

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

ITEM 3 KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs and VIEs’ subsidiaries

Qifu Technology, Inc. is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in the VIEs and VIEs’ subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, such as the distribution of online information. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Special Management Measures for the Access of Foreign Investment (Negative List) and other applicable laws and regulations. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, we operate certain of our businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and the nominee shareholders of the VIEs to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 92%, 92% and 94% of our total net revenue for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “our” or “Qifu Technology,” refers to Qifu Technology, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in China, including, but not limited to Shanghai Qiyu, Fuzhou Financing Guarantee, Shanghai Financing Guarantee and Fuzhou Microcredit. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including (i) voting proxy agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over the VIEs in China, (ii) exclusive business cooperation agreements, which allow us to receive economic benefits from the VIEs in China, and (iii) exclusive option agreements, which provide us with the option to purchase the equity interests in, and assets of, the VIEs (collectively, “contractual arrangements”). Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements between us and the VIEs will be resolved through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. These arrangements have not been tested in arbitral tribunals or courts. The legal system in the PRC is different from the legal system of some other jurisdictions, and the uncertainties involved in it could limit our ability to enforce these contractual arrangements. Further, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and the shareholders of the VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or the shareholders of the VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and VIEs’ subsidiaries and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted offshore by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation and any failure to comply with PRC laws and regulations could result in a material adverse change in our operations and the value of the ADSs.”

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

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs or their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and the VIEs in China, including, among others, financing guarantee business license owned by Fuzhou Financing Guarantee, value-added telecommunications license owned by Shanghai Qiyu, and the incorporation approval of and the value-added telecommunications license owned by Fuzhou Microcredit. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, we and the VIEs will be required to obtain permissions from or complete the filing procedures with the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in case of any future issuance of securities to foreign investors. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation and any failure to comply with PRC laws and regulations could result in a material adverse change in our operations and the value of the ADSs” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities will be required if we conduct offshore offerings in the future, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization

Qifu Technology, Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Qifu Technology, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs.

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Qifu Technology, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Qifu Technology, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and payment of withholding tax. As a result of these PRC laws and regulations, amounts restricted include paid-in capital, capital reserve and statutory reserves of our PRC subsidiaries and the VIEs totaled RMB8,283.6 million, RMB14,436.1 million and RMB16,233.7 million (US$2,286.5 million) as of December 31, 2021, 2022 and 2023, respectively.

Our PRC subsidiaries, the VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. In addition, under the Enterprise Income Tax Law of the PRC and its implementation rules, profits of a foreign investment enterprise generated in or after 2008 that are distributed to its immediate holding company outside mainland China are subject to withholding tax at a rate of 10%, unless the foreign holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For example, a holding company in Hong Kong, subject to approval of the PRC local tax authority, will be eligible to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign investment enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In 2023, our WFOE made dividend payments of RMB940.0 million (US$132.4 million) to our Hong Kong subsidiaries and paid related withholding income tax of RMB94.0 million (US$13.2 million) accordingly. As of December 31, 2023, we recorded a deferred tax liability of RMB112.7 million (US$15.9 million) associated with all of our earnings expected to be distributed from mainland China subsidiaries to overseas for dividend distribution and share repurchase. The remaining undistributed profits of mainland China subsidiaries as of December 31, 2023 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB2,005.0 million (US$282.4 million). In 2023, our Hong Kong subsidiaries made dividend payments of RMB790.0 million (US$111.3 million) to our holding company, Qifu Technology, Inc.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that we determine to pay a dividend from mainland China subsidiaries to overseas entities in the future:

Taxation Scenario(1)
(Statutory Tax and Standard Rates)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering book to tax adjustment, is assumed to equal taxable income in China.
(2)	Assume all the profits of VIEs could be distributed to the mainland China subsidiaries in a tax free manner.
(3)	Certain of our subsidiaries and VIEs and their subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

Under PRC law, Qifu Technology, Inc. may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements.

The VIEs may transfer cash to our relevant WFOE by paying service fees according to the exclusive business cooperation agreements. The VIEs agree to pay our WFOE service fees, the amount of which are subject to adjustment at our WFOE’s sole discretion taking into consideration of the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided, among others. Our WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement, to the extent permitted by applicable PRC laws.

The following table sets forth the amount of the transfers for the years presented.

	Years Ended December 31,
	2021	2022	2023

	(RMB in thousands)
Funds from Qifu Technology Inc. to our subsidiaries / (repayment by our subsidiaries to Qifu Technology Inc.)	(51,706)	7,698	(31,815)
Funds from Qifu Technology Inc. to the VIEs / (repayment by the VIEs to Qifu Technology Inc.)	205,484	(1,588,312)	(274,627)
Funds from our subsidiaries to the VIEs / (repayment by the VIEs to our subsidiaries)	3,658,491	859,935	628,014
Dividend from WOFE to our subsidiaries	—	—	(940,000)
Dividend from our subsidiaries to Qifu Technology Inc.	—	—	(790,000)
Service fees paid by our subsidiaries to the VIEs	258,246	103,094	209,033
Service fees paid by the VIEs to WFOE	5,001,870	420,290	1,306,173
Service fees paid by the VIEs to the other subsidiaries(1)	616,469	3,263	5,696

Note:

(1)	Refers to our subsidiaries other than the WFOE.

In 2021, 2022 and 2023, no assets other than cash flows discussed above were transferred through our organization.

For the years ended December 31, 2021, 2022 and 2023, dividends of nil, US$146.4 million and US$131.9 million were paid to shareholders of record as of designated record dates. We intend to declare and distribute a recurring cash dividend every six-month period, starting from the first half of 2023, at an amount equivalent to approximately 20% to 30% of our company’s net income after tax for the previous six-month period based upon our operations and financial conditions, and other factors, subject to adjustment and determination by the board of directors of Qifu Technology, Inc. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheet data as of December 31, 2022 and 2023 and selected consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021 and the selected consolidated statements of operations data and cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data:
Net revenue
Credit driven services(1)	8,013,391	11,403,675	10,189,167	11,586,251	11,738,560	1,653,342
Loan facilitation and servicing fees-capital heavy	6,273,131	4,596,555	2,326,027	2,086,414	1,667,119	234,809
Financing income	1,309,616	2,184,180	2,184,128	3,487,951	5,109,921	719,717
Revenue from releasing of guarantee liabilities	285,407	4,506,935	5,583,135	5,899,153	4,745,898	668,446
Other services fees	145,237	116,005	95,877	112,733	215,622	30,370
Platform services(1)	1,206,456	2,160,279	6,446,478	4,967,679	4,551,467	641,061
Loan facilitation and servicing fees-capital light	814,581	1,826,654	5,677,941	4,124,726	3,213,955	452,676
Referral services fees	375,551	265,300	620,317	561,372	950,016	133,807
Other services fees	16,324	68,325	148,220	281,581	387,496	54,578
Total net revenue	9,219,847	13,563,954	16,635,645	16,553,930	16,290,027	2,294,403
Operating costs and expenses:(2)
Facilitation, origination and servicing	1,083,372	1,600,564	2,252,157	2,373,458	2,659,912	374,641
Funding costs	344,999	595,623	337,426	504,448	645,445	90,909
Sales and marketing	2,851,519	1,079,494	2,090,374	2,206,948	1,939,885	273,227
General and administrative	428,189	455,952	557,295	412,794	421,076	59,307
Provision for loans receivable	486,991	698,701	965,419	1,580,306	2,151,046	302,968
Provision for financial assets receivable	166,176	312,058	243,946	397,951	386,090	54,380
Provision for accounts receivable and contract assets	230,280	237,277	324,605	238,065	175,799	24,761
Provision for contingent liabilities	—	4,794,127	3,078,224	4,367,776	3,053,810	430,120
Expense on guarantee liabilities	734,730	—	—	—	—	—
Total operating costs and expenses	6,326,256	9,773,796	9,849,446	12,081,746	11,433,063	1,610,313
Income from operations	2,893,591	3,790,158	6,786,199	4,472,184	4,856,964	684,090
Interest (expense) income, net	(41,707)	77,169	126,256	182,301	217,307	30,607
Foreign exchange (loss) gain	(24,875)	101,534	35,549	(160,225)	2,356	332
Investment income (loss)	—	—	10,115	(19,888)	(30,112)	(4,241)
Other income, net	140,278	112,884	64,590	268,000	230,936	32,527
Income before income tax benefit	2,967,287	4,081,745	7,022,709	4,742,372	5,277,451	743,315
Income tax expense	(465,983)	(586,036)	(1,258,196)	(736,804)	(1,008,874)	(142,097)
Net income	2,501,304	3,495,709	5,764,513	4,005,568	4,268,577	601,218
Net loss attributable to non-controlling interests	291	897	17,212	18,605	16,759	2,360
Net income attributable to ordinary shareholders of the Company	2,501,595	3,496,606	5,781,725	4,024,173	4,285,336	603,578
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	8.66	11.72	18.82	12.87	13.36	1.88
Diluted	8.31	11.40	17.99	12.50	13.04	1.84
Net income per ADSs attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	17.32	23.44	37.64	25.74	26.72	3.76
Diluted	16.62	22.80	35.98	25.00	26.08	3.68
Weighted average shares used in calculating net income per ordinary share
Basic	288,827,604	298,222,207	307,265,600	312,589,273	320,749,805	320,749,805
Diluted	300,938,470	306,665,099	321,397,753	322,018,510	328,508,945	328,508,945

Notes:

(1)	Starting from 2019, we report revenue streams in two categories—credit driven services and platform services, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

(2)	Share-based compensation expenses were allocated as follows:

	Years Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Facilitation origination and servicing	55,601	72,192	75,209	73,945	75,152	10,585
Sales and marketing	6,805	8,164	12,340	4,328	(375)	(53)
General and administrative	188,022	220,805	166,373	121,464	110,827	15,610
Total	250,428	301,161	253,922	199,737	185,604	26,142

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	2,108,123	4,418,416	6,116,360	7,165,584	4,177,890	588,443
Restricted cash	1,727,727	2,355,850	2,643,587	3,346,779	3,381,107	476,219
Security deposit prepaid to third-party guarantee companies	932,983	915,144	874,886	396,699	207,071	29,165
Accounts receivable and contract assets, net	2,332,364	2,394,528	3,097,254	2,868,625	2,909,245	409,759
Financial assets receivable, net	1,912,554	3,565,482	3,806,243	2,982,076	2,522,543	355,293
Loans receivable, net	9,239,565	7,500,629	9,844,481	15,347,662	24,604,487	3,465,470
Total current assets	19,503,488	21,876,042	27,757,223	34,097,466	39,796,028	5,605,154
Land use rights, net	—	—	1,018,908	998,185	977,461	137,673
Total non-current assets	852,113	2,511,263	5,747,772	6,245,704	6,022,544	848,257
Total assets	20,355,601	24,387,305	33,504,995	40,343,170	45,818,572	6,453,411
Current liabilities:
Payable to investors of the consolidated trusts-current	4,423,717	3,117,634	2,304,518	6,099,520	8,942,291	1,259,495
Guarantee liabilities-stand ready	2,212,125	4,173,497	4,818,144	4,120,346	3,949,601	556,290
Guarantee liabilities-contingent	734,730	3,543,454	3,285,081	3,418,391	3,207,264	451,734
Income tax payable	1,056,219	1,227,314	624,112	661,015	742,210	104,538
Total current liabilities	9,667,187	13,384,508	14,143,186	16,749,918	19,899,619	2,802,803
Payable to investors of the consolidated trusts-noncurrent	3,442,500	1,468,890	4,010,597	4,521,600	3,581,800	504,486
Total non-current liabilities	3,473,684	1,521,707	4,145,200	4,661,955	3,909,096	550,585
Total shareholder’s equity	7,214,730	9,481,090	15,216,609	18,931,297	22,009,857	3,100,023
Total liabilities and equity	20,355,601	24,387,305	33,504,995	40,343,170	45,818,572	6,453,411

The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.

	Years Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,973,075	5,325,810	5,789,700	5,922,515	7,118,350	1,002,598
Net cash (used in)/provided by investing activities	(8,860,441)	892,770	(6,064,328)	(7,355,975)	(11,147,789)	(1,570,134)
Net cash provided by/(used in) financing activities	7,707,858	(3,282,400)	2,263,720	3,204,068	1,066,458	150,209
Net increase/(decrease) in cash and cash equivalents	1,822,254	2,938,416	1,985,681	1,752,416	(2,953,366)	(415,973)
Cash, cash equivalents, and restricted cash at the beginning of year	2,013,596	3,835,850	6,774,266	8,759,947	10,512,363	1,480,635
Cash, cash equivalents, and restricted cash at the end of year	3,835,850	6,774,266	8,759,947	10,512,363	7,558,997	1,064,662

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The RPC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the noon buying rate as of December 29, 2023.

Financial Information Related to Our Consolidated Variable Interest Entities

The following table presents the condensed consolidated schedule of financial position, results of operations and cash flow data for our company, our consolidated VIEs, our primary beneficiaries of VIEs excluding our company and other subsidiaries as of the dates or for the years presented, as the case may be.

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Total net revenues	15,472,430	—	1,485,711	1,051,284	(1,719,398)	16,290,027
Total operating costs and expenses	12,346,061	25,517	338,912	441,971	(1,719,398)	11,433,063
Income (loss) from operations	3,126,369	(25,517)	1,146,799	609,313	—	4,856,964
Income before income tax expense	3,364,788	20,536	1,258,871	633,256	—	5,277,451
Investments in subsidiaries and VIEs	—	4,264,800	3,395,894	3,903,935	(11,564,629)	—
Net income (loss)	2,798,640	4,285,336	4,484,430	4,264,800	(11,564,629)	4,268,577
Net income (loss) attributable to ordinary shareholders of the Company	2,815,399	4,285,336	4,484,430	4,264,800	(11,564,629)	4,285,336

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Total net revenues	15,362,636	—	893,968	1,296,242	(998,916)	16,553,930
Total operating costs and expenses	11,681,635	17,468	421,181	960,378	(998,916)	12,081,746
Income (loss) from operations	3,681,001	(17,468)	472,787	335,864	—	4,472,184
Income (loss) before income tax expense	3,856,803	(34,045)	569,614	350,000	—	4,742,372
Investments in subsidiaries and VIEs	—	4,058,218	3,526,061	3,793,486	(11,377,765)	—
Net income (loss)	3,230,659	4,024,173	4,070,283	4,058,218	(11,377,765)	4,005,568
Net income (loss) attributable to ordinary shareholders of the Company	3,249,264	4,024,173	4,070,283	4,058,218	(11,377,765)	4,024,173

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Total net revenues	15,657,693	—	5,069,424	1,577,575	(5,669,047)	16,635,645
Total operating costs and expenses	14,279,287	51,233	690,077	497,896	(5,669,047)	9,849,446
Income (loss) from operations	1,378,406	(51,233)	4,379,347	1,079,679	—	6,786,199
Income (loss) before income tax expense	1,567,515	(56,749)	4,397,700	1,114,243	—	7,022,709
Investments in subsidiaries and VIEs	—	5,838,474	1,849,259	4,779,980	(12,467,713)	—
Net income (loss)	1,060,421	5,781,725	5,551,564	5,838,516	(12,467,713)	5,764,513
Net income (loss) attributable to ordinary shareholders of the Company	1,077,675	5,781,725	5,551,564	5,838,474	(12,467,713)	5,781,725

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents	4,037,256	2,636	114,897	23,101	—	4,177,890
Restricted cash	3,381,107	—	—	—	—	3,381,107
Security deposit prepaid to third-party guarantee companies	207,071	—	—	—	—	207,071
Accounts receivable and contract assets, net	2,417,490	—	—	638,750	—	3,056,240
Financial assets receivable, net	3,118,873	—	—	—	—	3,118,873
Loans receivable, net	27,502,492	—	—	—	—	27,502,492
Land use right, net	977,461	—	—	—	—	977,461
Intercompany receivables	2,559,164	—	1,571,102	2,728,150	(6,858,416)	—
Investments in subsidiaries and VIEs	—	21,933,951	22,921,727	18,841,758	(63,697,436)	—
Total assets	47,389,071	21,952,789	24,695,812	22,336,752	(70,555,852)	45,818,572
Payable to investors of the consolidated trusts-current	8,942,291	—	—	—	—	8,942,291
Guarantee liabilities-stand ready	3,949,601	—	—	—	—	3,949,601
Guarantee liabilities-contingent	3,207,264	—	—	—	—	3,207,264
Income tax payable	648,893	—	79,806	13,511	—	742,210
Payable to investors of the consolidated trusts-noncurrent	3,581,800	—	—	—	—	3,581,800
Intercompany payables	4,276,218	14,153	2,364,791	203,254	(6,858,416)	—
Total liabilities	27,597,272	15,306	2,651,752	402,801	(6,858,416)	23,808,715
Total equity	19,791,799	21,937,483	22,044,060	21,933,951	(63,697,436)	22,009,857

	As of December 31, 2022
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents	6,437,420	464,323	175,243	88,598	—	7,165,584
Restricted cash	3,346,779	—	—	—	—	3,346,779
Security deposit prepaid to third-party guarantee companies	396,699	—	—	—	—	396,699
Accounts receivable and contract assets, net	1,933,292	—	—	1,196,652	—	3,129,944
Financial assets receivable, net	3,670,919	—	—	—	—	3,670,919
Loans receivable, net	18,484,656	—	—	—	—	18,484,656
Land use right, net	998,185	—	—	—	—	998,185
Intercompany receivables	5,906,972	295,180	2,030,097	4,163,777	(12,396,026)	—
Investments in subsidiaries and VIEs	—	18,275,772	19,305,251	15,692,041	(53,273,064)	—
Total assets	44,093,493	19,041,600	21,535,086	21,342,081	(65,669,090)	40,343,170
Payable to investors of the consolidated trusts-current	6,099,520	—	—	—	—	6,099,520
Guarantee liabilities-stand ready	4,120,346	—	—	—	—	4,120,346
Guarantee liabilities-contingent	3,418,391	—	—	—	—	3,418,391
Income tax payable	614,687	—	33,295	13,033	—	661,015
Payable to investors of the consolidated trusts-noncurrent	4,521,600	—	—	—	—	4,521,600
Intercompany payables	6,327,635	—	3,038,297	3,030,094	(12,396,026)	—
Total liabilities	27,325,894	194,444	3,221,252	3,066,309	(12,396,026)	21,411,873
Total equity	16,767,599	18,847,156	18,313,834	18,275,772	(53,273,064)	18,931,297

	As of December 31, 2021
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents	4,605,851	7,117	1,012,466	490,926	—	6,116,360
Restricted cash	2,643,587	—	—	—	—	2,643,587
Security deposit prepaid to third-party guarantee companies	874,886	—	—	—	—	874,886
Accounts receivable and contract assets, net	2,350,775	—	—	969,953	—	3,320,728
Financial assets receivable, net	4,404,208	—	—	—	—	4,404,208
Loans receivable, net	12,703,830	—	—	—	—	12,703,830
Land use right, net	1,018,908	—	—	—	—	1,018,908
Intercompany receivables	2,493,660	1,711,633	3,132,657	1,911,857	(9,249,807)	—
Investments in subsidiaries and VIEs	—	14,032,928	11,832,910	11,272,346	(37,138,184)	—
Total assets	33,145,997	15,761,812	15,619,129	15,366,048	(46,387,991)	33,504,995
Payable to investors of the consolidated trusts-current	2,304,518	—	—	—	—	2,304,518
Guarantee liabilities-stand ready	4,818,144	—	—	—	—	4,818,144
Guarantee liabilities-contingent	3,285,081	—	—	—	—	3,285,081
Income tax payable	449,553	—	98,518	76,041	—	624,112
Payable to investors of the consolidated trusts-noncurrent	4,010,597	—	—	—	—	4,010,597
Intercompany payables	6,493,367	—	1,466,073	1,290,367	(9,249,807)	—
Total liabilities	23,790,132	557,949	1,856,992	1,333,120	(9,249,807)	18,288,386
Total equity	9,355,865	15,203,863	13,762,137	14,032,928	(37,138,184)	15,216,609

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	5,685,945	800,998	985,396	1,376,011	(1,730,000)	7,118,350
Net cash (used in)/provided by investing activities	(11,065,537)	319,382	(105,735)	(618,160)	322,261	(11,147,789)
Net cash provided by/(used in) financing activities	3,013,752	(1,593,907)	(940,000)	(821,126)	1,407,739	1,066,458

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	6,378,135	(66,836)	491,296	(880,080)	—	5,922,515
Net cash (used in)/provided by investing activities	(7,360,063)	1,583,956	(1,327,281)	468,077	(720,664)	(7,355,975)
Net cash provided by/(used in) financing activities	3,516,690	(1,039,580)	(1,222)	7,516	720,664	3,204,068

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,273,002	(25,552)	3,293,455	1,248,795	—	5,789,700
Net cash (used in)/provided by investing activities	(6,047,434)	(153,778)	(2,342,294)	(1,332,966)	3,812,144	(6,064,328)
Net cash provided by/(used in) financing activities	5,958,279	169,291	—	(51,706)	(3,812,144)	2,263,720

Note:

(1)	The financial statement amounts for our consolidated subsidiaries are prepared using same accounting policies as set out in the consolidated financial statements except that equity method has been used to account for investments in VIEs.

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully below in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects;
●	We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers;
●	We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected;
●	The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations;
●	Our transaction process may result in misunderstanding among borrowers;
●	Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of loan products facilitated by us and our services to decrease;
●	We rely on our proprietary credit profiling model in assessing the creditworthiness of borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations;
●	We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted;
●	If we are unable to protect the private information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operation may be adversely affected; and
●	Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws as newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure pursuant to the new regulations promulgated by the PRC government, which would likely result in a material adverse change in our operations, and our class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with the VIEs and the shareholders of the VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control; and
●	Any failure by the VIEs or the shareholders of the VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The PRC government’s significant oversight and discretion over our business operation and any failure to comply with PRC laws and regulations could result in a material adverse change in our operations and the value of the ADSs; and
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

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

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate, along with our limited operating history. These risks and challenges include our ability to, among other things:

●	offer competitive products and services;
●	broaden our prospective borrower base;
●	increase the utilization of our products by existing borrowers as well as new borrowers;
●	maintain and enhance our relationship and business collaboration with our partners;
●	maintain low delinquency rates of loans we facilitated;
●	develop and maintain cooperative relationships with financial institution partners to secure sufficient, diversified, cost-efficient funding to the drawdown requests;
●	continue to develop, maintain and scale our platform and sustain our historical growth rates;
●	continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and profiling technologies;
●	navigate through a complex and evolving regulatory environment;
●	improve our operational efficiency and profitability;
●	attract, retain and motivate talented employees to support our business growth;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;
●	navigate through economic conditions and fluctuations; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.

We were established in 2016 and officially launched our capital-light model in May 2018. Our business is subject to credit cycles associated with the volatility of the general economy and with the trends of the Credit-Tech industry in China. As we have a limited operating history, we have not experienced a full credit cycle in China.

As of December 31, 2021, 2022 and 2023, the 90 day+ delinquency rate for all loans facilitated through our platform, including those under credit-driven services and platform services, was 1.54%, 2.03% and 2.35%, respectively. The increase in 90 day+ delinquency rates was primarily due to soft consumer sentiment under the challenging macroenvironment following the pandemic. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance Data—90 day+ delinquency rates.” To effectively manage credit risks, we have adopted a prudent approach to focus on improving the quality and profitability of our business through continued upgrade of our user base and optimize our asset portfolio. We also expect to continue focusing on enhancing our technology and credit assessment capabilities and fine-tuning our services and solutions to address financial institution partners’ evolving needs and risk preferences. However, there can be no assurance that we will be able to successfully manage our risk exposure in an effective manner.

If economic conditions deteriorate or any event beyond our control occurs to our operation, we may face an increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of borrowers deteriorates, or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of user credit profiles may be rendered inaccurate, and our credit profiling system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adversely impact our results of operations.

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

The laws and regulations governing the loan facilitation business are evolving, and substantial uncertainties exist with respect to their interpretation and implementation. In addition, pursuant to the Plan on Reforming State Council Institutions approved by the National People’s Congress on March 10, 2023, the China National Financial Regulatory Administration was officially established on May 18, 2023, replacing the China Banking and Insurance Regulatory Commission as the new financial regulatory authority in China. As a result, the local financial regulatory system underwent a deep reform, with the central financial management department’s local agencies acting as the main body. This restructuring may lead to changes and uncertainties in rules and regulations applicable to our business, which may increase our cost of operation, limit our options of product offerings or even fundamentally change our business model. We have experienced, and may from time to time be required to make adjustments to our operations in order to maintain compliance with changes in laws, regulations and policies. An example is the Notice on Regulating and Rectifying “Cash Loan” Business issued on December 1, 2017, or Circular 141, and related regulations. Circular 141 introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions. If a financial institution violates the rules and provisions in Circular 141, the regulatory authorities may pursue compulsory enforcement, suspend its business, cancel its qualifications, or supervise the rectifications. In extremely serious circumstances, such financial institution’s business license may be revoked. For a discussion of Circular 141, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of loan facilitation.” On the basis of Circular 141, the Interim Measures for Administration of Internet Loans Issued by Commercial Banks, among other requirements, provides that “core risk management functions such as credit granting approval and contract conclusion shall be independently and effectively carried out by the commercial bank.” For a discussion of the measures, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of loan facilitation.”

Furthermore, on October 9, 2019, nine government authorities in China promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Supplementary Financing Guarantee Provisions, which, as advised by our PRC legal counsel, for the first time, explicitly require that institutions providing services such as borrower recommendation and credit assessment for various lending institutions, including us as a Credit-Tech company, shall not provide, directly or in a disguised form, financing guarantee services without prior approval. For a discussion of the Supplementary Financing Guarantee Provisions, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.”

In response to the regulatory changes since the promulgation of Circular 141, we have made several adjustments to our collaboration model with certain financial institution partners. However, we may still be deemed non-compliant with these regulations or other rules in the following aspects of our business:

●	Guarantee practice. We neither collected guarantee fees through our non-licensed subsidiaries from our financial institution partners, nor took providing guarantees as our main operating business through our non-licensed subsidiaries, while historically one of the VIEs that had not obtained the financing guarantee license provided guarantees or other credit enhancement services to certain financial institution partners. Under such model, the non-licensed VIE could be deemed as operating financing guarantee business and therefore non-compliant with Circular 141 and the Supplementary Financing Guarantee Provisions. We have completely ceased such practice through the non-licensed VIE since September 2020. Currently, third-party guarantee companies or the licensed VIE provides guarantee or other credit enhancement services to our financial institution partners. We engage third-party guarantee companies to provide guarantee services, and we, under certain circumstances, provide back-to-back guarantees for external guarantee companies. We currently provide back-to-back guarantees only through the licensed VIE. As advised by our PRC legal counsel, our back-to-back guarantee model is not prohibited by Circular 141, because we have not directly provided guarantee to banking financial institutions. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will have the same view as our PRC legal counsel on this issue. Moreover, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear. Therefore, we cannot be certain that our back-to-back guarantee model will not be determined to be in violation of the Supplementary Financing Guarantee Provisions. For additional information on potential risk related to compliance with the leverage ratio limits for financing guarantee business, please see “—We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”
●	Payment. We have adopted a payment model and applied it to our cooperation with all financial institution partners. Under our payment model, we do not charge interests to borrowers for loans funded by our financial institution partners; instead, we charge service fees to financial institutions. In certain cases, some financial institution partners further engage us and a third-party payment system service provider to together arrange payment clearance, pursuant to which borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount, including principal, interest and service fees, to the portions that financial institution partners and we are each entitled to. The third-party payment service providers are engaged per our financial institution partners’ request and are mainly for the purpose of general payment processing and clearance. We do not charge any fees from borrowers under our payment model for loans funded by our financial institution partners. As advised by our PRC legal counsel, such payment model does not violate Circular 141 or the Interim Measures for Administration of Internet Loans Issued by Commercial Banks. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that PRC regulatory authorities will share this view.

As advised by our PRC legal counsel, Circular 141 does not have retrospective effect on the loan facilitation business conducted prior to the issuance of Circular 141, and we believe that loans we facilitated prior to the issuance of Circular 141 or under our existing collaboration agreements executed prior to the issuance of Circular 141 are not subject to its jurisdiction. However, we cannot rule out the possibility that government authorities would still consider our business practices to violate Circular 141. If our products or services is deemed to be non-compliant with the PRC laws and regulations, we may need to further adjust our practices and our business operations may be negatively impacted.

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

Besides, in April 2021, we and 12 other major financial technology platforms were invited to meet with the People’s Bank of China, the China Banking and Insurance Regulatory Commission, the CSRC, SAFE and other financial regulators to discuss the operations and compliance practice of these platforms’ internet financial businesses in China. We have been making rectifications and adjustments to our operations to address the issues discussed during the meeting and results of our self-examination according to the guidance provided by the regulators. As of the date of this annual report, we have substantially completed the rectification measures based on our self-examination results according to the guidance provided by the relevant authorities. The regulatory authorities have reviewed our rectification measures in general. The regulatory authorities have moved on to the regular regulatory supervision status from the self-examination and rectification status with respect to regulating these major financial technology platforms, including us. Our rectification results remain subject to the regulators’ regular supervision, and we cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators. If the regulators deem our rectification efforts to be insufficient or unsatisfactory, we may face further rectification orders or other administrative actions, in which case our business and operations may be materially and negatively affected.

We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.

A portion of loans facilitated on our platform are funded by Fuzhou Microcredit, the subsidiary of Shanghai Qiyu, one of the VIEs. We also provide financing guarantees to our financial institution partners through Fuzhou Financing Guarantee and Shanghai Financing Guarantee (before its financing guarantee license was canceled upon its voluntary application), for some loans we facilitate. As a result, we are subject to a complex and evolving body of regulations in relation to these businesses.

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

On September 16, 2020, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Supervision and Management of Micro-Lending Companies, or Circular 86. Adopted to regulate the operations of micro-lending companies, Circular 86 provides that the total funding amount obtained by a micro-lending company through bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets. In addition, the total funding amount obtained by a micro-lending company through the issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above.

On November 2, 2020, the China Banking and Insurance Regulatory Commission and the People’s Bank of China published the Interim Measures for the Administration of Online Micro-Lending Business (Draft for Comments), adding new requirements to online micro-lending business. In particular, the draft, among other things, strengthens the condition for licensing and other approvals for conducting online micro-lending business. Pursuant to the draft, to the extent a micro-lending company engages in online micro-lending business, said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall not operate beyond such region without the approval of the banking regulator under the State Council. On December 31, 2021, the People’s Bank of China issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which reaffirm that local financial organizations (including micro-lending companies and financing guarantee companies) are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle.

Fuzhou Microcredit has obtained the approval to operate micro-lending businesses from the competent supervising authority, which allows Fuzhou Microcredit to conduct micro-lending businesses through the internet. As of the date of this annual report, Fuzhou Microcredit had increased its registered capital to RMB5 billion, which has been fully paid. Currently, Fuzhou Microcredit can conduct cross-province business with its valid license. However, if the Interim Measures for the Administration of Online Micro-Lending Business (Draft for Comments) were to be adopted in its current form, Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-lending business across provincial-level administrative regions. The rules for licensing or approvals for cross-province online micro-lending business are yet to be formulated as of the date of this annual report. We cannot assure you that, if the authorities later promulgate such rules for micro-lending business or other rules imposing licensing or approval requirements on financing guarantee business, Fuzhou Microcredit or Fuzhou Financing Guarantee will be qualified for such licenses or approvals in accordance with the requirements thereunder. If we fail to obtain the regulatory approvals to further increase the registered capital or to establish additional online micro-lending companies if needed, we may not be able to obtain sufficient funding to fulfill our future growth needs. From time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

Furthermore, Fuzhou Microcredit is subject to the laws, regulations, policies and measures in Fuzhou in respect of registered capital and of loan-to-capital and other leverage ratios, among other things, and our financing guarantee companies are subject to the supervision of local financial authorities in Fuzhou, Shanghai (before the financing guarantee license of Shanghai Financing Guarantee was canceled upon its voluntary application) and Tianjin where the branch office of Fuzhou Financing Guarantee is located. We may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further adjust our business if any of our micro-lending and financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance.

We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

The PRC government has adopted several regulations governing personal and enterprise credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies issued by the People’s Bank of China, in the same year. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” refers to the gathering, organizing, preserving and processing of credit information on organizations such as enterprises and public service units and individuals, as well as distribution of such information to information users, and a “credit reporting agency” refers to credit reporting entity established in accordance with law and mainly engaged in credit reporting business. Entities engaged in personal/enterprise credit reporting business without such approval/completing filing formality may be subject to fine or criminal liability.

In addition, the Administrative Measures for Credit Reporting Business issued by the People’s Bank of China on September 27, 2021 and effective on January 1, 2022, or the Credit Reporting Measures, define “credit information” to include “basic information, borrowing and lending information and other relevant information legally collected in the offering of services of finance or other activities for purposes of identifying and judging the credit standing of businesses and individuals, as well as result of analysis and evaluation based on the aforesaid information,” and define “credit reporting business” as the collection, collation, keeping and processing of credit information and provision of such information to information users. The Credit Reporting Measures apply to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services of credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, among others” are also subject to the measures. The measures provide for an 18-month grace period from their effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions. Furthermore, on July 7, 2021, the Credit Information System Bureau of the People’s Bank of China further issued the Notice Relating to Disconnecting Direct Connection to 13 internet platforms including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.

Historically, we provided credit assessment assistance directly to commercial banks which mainly depended on the evaluation of information regarding personal credit status. Such practice may be deemed as engaging in credit reporting business or credit reporting function services by the PRC authorities. To comply with the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection, we have involved two licensed credit reporting institutions to ensure compliance and have substantially completed our business adjustments within the 18-month grace period as of the date of this annual report. In particular, we have entered into collaboration agreements with two licensed credit reporting institutions to ensure the flow of personal information complies with the requirements of the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. However, there remain uncertainties with respect to the interpretation and implementation of the Credit Reporting Measures. Therefore, we cannot rule out the possibility that some aspects of our business may subsequently be deemed as incompliant and be required to be ceased or adjusted in a way that will have a negative impact on our business and prospects. If our credit assessment assistance is prohibited, it may affect the collaboration between us and our financial institution partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected. The lack of clear guidance under, and the uncertainty associated with, the Credit Reporting Measures may also result in substantial compliance cost incurred by us.

We will closely monitor the regulatory requirements, seek guidance from regulatory authorities and take applicable measures in a timely manner to ensure our compliance with the laws and regulations applicable to us. We may incur costs and expenses to ensure compliance and to make necessary changes to our internal policies and practices to maintain compliance with the laws and regulations applicable to us in the future. According to the Notice Relating to Disconnecting Direct Connection, the Credit Reporting Measures and other related laws and regulations, any failure or perceived failure by us to meet the requirements may subject us to fine or criminal liability, which could have an adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations On Credit Reporting Business” for details.

The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.

Circular 141 requires online platforms, micro-lending companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. According to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases promulgated on September 1, 2015, in the event that the sum of the annualized interest that lenders charge and the fees we and our financial institution partners charge exceeds the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our financial institution partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid. The Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector in August 2017, if an online lending information intermediary and a lender intentionally collude to evade the interest rate ceiling as set out by the law through disguising loan interest as loan facilitation service fees, then such arrangements shall be declared invalid. On July 22, 2020, the Supreme People’s Court and the National Commission of Development and Reform jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. The opinions set out that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended the upper limit of private lending interest rates under judicial protection. According to the Judicial Interpretation Amendment, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), in the event that the sum of the annualized interest that lenders charge and fees we and our financial institution partners charge exceeds four times the one-year Loan Prime Rate at the time of the establishment of the agreement, which we refer to as the Quadruple LPR Limit, borrowers may refuse to pay the portion that exceeds the Quadruple LPR Limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the Quadruple LPR Limit from such borrowers. If borrowers have paid the fees that exceed the Quadruple LPR Limit, such borrowers may request us to refund the portion exceeding the Quadruple LPR Limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on April 22, 2024 was 3.45%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.

On December 29, 2020, the Supreme People’s Court issued the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending, which clarifies that seven types of local financial organizations, including micro-lending companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The Judicial Interpretation Amendment is not applicable to disputes arising from their engagement in relevant financial businesses.

Although the Judicial Interpretation Amendment and the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending provide that they do not apply to licensed financial institutions, including micro-lending companies that conduct loan and Credit-Tech business, there remain uncertainties in the interpretation and implementation of the amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of the calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts. We cannot assure you that there will not be interpretations of the Judicial Interpretation Amendment expanding its jurisdiction to cover licensed financial institutions, nor can we guarantee that there will not be any changes to the detailed calculation formula used to determine the interest limit, that our future fee rates will not be lowered as a result of the Quadruple LPR Limit, or that the Quadruple LPR Limit will not be applied to our historical and legacy products where the related dispute cases are accepted by PRC courts of first instance on or after August 20, 2020. In such cases, we and our financial institution partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit of lending interest and fee rates. Our business, results of operations and financial condition may therefore be materially and adversely affected by the implementation of the Judicial Interpretation Amendment.

In addition to rules, opinions and decisions issued by the PRC courts, we and our financial institution partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the pricing on loans we facilitate and may further adjust the pricing from time to time as a result of changes in regulations or our business strategies. Currently, we adhere to the pricing policy that no loan should have an IRR exceeding 36%. As of December 31, 2023, the IRR for all of loans facilitated by us was under 36%. As of the same date, the outstanding balance of loans with an IRR exceeding 24% amounted to RMB102.4 million (US$14.4 million), which represented 0.1% of all the outstanding balance of loans1 facilitated by us, compared to RMB4.7 billion and 3.8%, respectively, as of December 31, 2022. If we are unable to keep up with the evolvement of regulations and maintain compliance or are deemed to price loans at a rate that exceeds the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancelation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected. See also “—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”

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

Note:

[1]

The IRR does not take into account loans facilitated under “ICE” and other technology solutions. “ICE” is an open platform on our “360 Jietiao” APP. We match borrowers and financial institutions through big data and cloud computing technology on “ICE,” and provide pre-loan investigation report of borrowers. Loans facilitated under other technology solutions are directly transacted between the financial institutions and borrowers.

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

We rely on our risk management team to continually iterate and train our Argus Engine, which is the center of the establishment and execution of our credit profiling policies. Although our Argus Engine is equipped with machine learning capability and conducts self-learning and self-development all based on the data we have, we still rely on our risk management team to spot and fix potential errors and flaws in our Argus Engine. Meanwhile, the Credit-Tech market changes quickly and we may need to adjust our credit profiling principles from time to time to control our loss rate while maintaining the borrower base and securing satisfying returns for our financial institution partners. We rely on our risk management team to closely monitor the change in the market and our business, and update our credit profiling principles accordingly, which will be then used to train our Argus Engine. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, we may have to incur additional time and monetary cost to find a replacement to our risk management team that fits us, and our result of business operation and financial status may be adversely and severely impacted.

If we are unable to protect the private information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operation may be adversely affected.

Our platform collects, stores and processes certain personal information and other sensitive data from users for the purpose of providing our services. We have obtained the explicit consents from users to use their personal information within the scope of authorization and we have taken technical measures to protect the security of such personal information and prevent personal information from being divulged, damaged or lost. However, we face risks inherent in handling and protecting personal information. In particular, we face a number of challenges relating to data generated from transactions and other activities on our platform, including:

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

We face the risk of security breaches or similar disruptions. Due to the data assets we have, our platform is an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. Because techniques used to sabotage or obtain unauthorized access to systems evolve continually and frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative counter-measures. In addition to advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or other risks can result in the compromise or breach of our websites or our apps. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, user data or personal information could be stolen or misused, which could expose us to penalties or other administrative actions, time-consuming and expensive litigation and negative publicity, materially and adversely affect our business and reputation and deter potential users from using our products and financial institution partners from cooperating with us, any of which would have a material adverse impact on our results of operations, financial condition and business prospects.

In addition, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For details of risks relating to our compliance with relevant laws and regulations, see “—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws as newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.” If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to corrective orders, penalties, including fines, suspension of business, websites, or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws as newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

Regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements and promulgated new laws and regulations, many of which are subject to further interpretation, clarification and revision. Moreover, different PRC regulatory bodies have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

In December 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review (2021 Revision), which became effective on February 15, 2022 and replaces their predecessor regulation. Pursuant to the measures, critical information infrastructure operators that procure internet products and services or network platform operators that carry out data processing activities must be subject to a cybersecurity review if their activities affect or may affect national security. The measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules regarding the recognition of the “critical information infrastructure” have been issued by any authority, and we have not been informed that we are a “critical information infrastructure operator” by any government authority. The Regulations on Protection of Critical Information Infrastructure stipulate that the respective supervision and administration departments of the important industries and sectors as mentioned above shall be responsible for the security protection of critical information infrastructures, and the departments shall be responsible for organizing the recognition of the “critical information infrastructure” within the industries and sectors according to the recognition rules, and shall inform the recognized “critical information infrastructure operator” accordingly. However, as of the date of this annual report, to our best knowledge, we are not aware of any published regulations for recognition for “critical information infrastructure.” Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

In July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year or if it conducts outbound transfers of important data. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. It is also unclear what constitutes “outbound data transfer.” These bring more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC. In addition, on February 22, 2023, the Provisions on the Standard Contract on Cross-border Transfer of Personal Information were promulgated by the CAC and effective on June 1, 2023. The provisions include a standard contract for cross-border transfer of personal information that could be used to satisfy one of the conditions for cross-border transfer of personal information under Article 38 of the Personal Information Protection Law. On March 22, 2024, the CAC promulgated the Regulations on Promoting and Regulating Cross-border Data Flow, which further clarify the implementation and connection of the existing data outbound security assessment, personal information cross-border standard contract and personal information protection certification regarding data outbound. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” However, it remains uncertain how the PRC government authorities will assess outbound data transfers under such circumstances specifically. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.

In November 2021, the CAC released the Measures of Regulations on the Network Data Security Administration (Draft for Comments) for public comments. The draft defines “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with draft, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (iii) listing in Hong Kong which affects or may affect national security; or (iv) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the draft requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the draft has not been formally adopted, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As advised by our PRC legal counsel, Commerce & Finance Law Offices, as of the date of this annual report, we, our PRC subsidiaries and the VIEs are not required to go through a cybersecurity review by the CAC for our previous issuance of securities to investors.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. As of the date of this annual report, based on the facts that (i) we are not involved in any investigations on cybersecurity review initiated by the CAC; (ii) we have adopted internal measures regarding data security and personal information protection to ensure compliance with the laws and regulations; (iii) we have not been subject to any penalties from any competent PRC regulatory authorities related to any effective regulations or policies issued by the CAC, our PRC legal counsel, Commerce & Finance Law Offices, is of the view and we believe that our business operations are compliant with the currently effective regulations and policies that have been issued by the CAC in all material respects.

However, many of the data- and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators, and any further change or interpretation of such laws and regulations may impose additional obligations and liabilities on us. The Measures for Cybersecurity Review (2021 Revision) and the Measures of Regulations on the Network Data Security Administration (Draft for Comments) remain unclear on whether the requirements will be applicable to companies that, like us, are already listed in the United States. We cannot predict the impact of these regulations, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If they mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we may face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from application stores, and materially and adversely affect our business and results of operations.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how the laws and regulations will be implemented and interpreted in practice. As these laws and regulations are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance by us, our service providers or financial institutions partners with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. For example, in July 2021, our 360 Jietiao app was temporarily taken offline by the CAC for the purpose of optimizing product design and offering enhanced user data privacy protection, during which period new downloads were suspended. Our 360 Jietiao app was restored to app stores for downloads in August 2021 after being tested and verified by the CAC. We believe the temporary takedown of 360 Jietiao app did not and will not have a material adverse impact on our business operations. However, we cannot assure you that the authorities will not require further system and data privacy protection enhancements in the future as technologies, standards and regulatory environments continue to evolve, in which case our operations may be interrupted or adversely affected. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny. Furthermore, even if we do not commit any violation or breach of effective laws and regulations related to cybersecurity, data security or personal information protection, we may also be involved in inspections or investigations by regulatory authorities due to any unrelated third parties’ action or inaction, or as part of the routine supervision of the regulatory authorities. Such inspections or investigations may also have an adverse effect to our business.

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

If we are unable to maintain or increase the volume of loans facilitated through our platform in the long run, our business and results of operations will be adversely affected.

The loan facilitation volume through our platform has grown rapidly since our inception. As of December 31, 2023, we had cumulatively facilitated loans amounting to approximately RMB1,818.5 billion (US$256.1 billion). In 2024, we expect to maintain a prudent approach in underwriting loans and focus our efforts on enhancing efficiency and profitability. However, we plan to continue our efforts to capture long-term growth opportunities. To maintain the growth momentum of our platform in the long run, we must continually increase the loan facilitation volume by retaining current borrowers and attracting more borrowers, which in turn depends on our ability to acquire users and to offer a diversified loan product portfolio at reasonable costs that address the capital needs of consumers and SMEs in consumption and other life and business settings. We intend to continue to invest resources to our user acquisition efforts in the long run, and develop and refine loan products facilitated by us. If there are insufficient qualified loan requests, the loan facilitation volume through our platform may decrease, which may in turn negatively affect the growth of our business and our relationships with our financial institution partners.

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

We cannot assure you that we will continue to maintain the same level of collaboration with 360 Group on the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms, neither can we guarantee that our collaboration with 360 Group will not be terminated by 360 Group or otherwise become limited, less effective or more expensive, which are subject to many factors beyond our control, such as legal requirements and 360 Group’s business condition, plans and strategies. For example, as 360 Group is a public company listed on the Shanghai Stock Exchange in China, it is subject to PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire. It came to our attention that, in May 2020, The Bureau of Industry and Security (BIS) of the U.S. Department of Commerce amended the Export Administration Regulations (EAR) by adding twenty-four entities, including Qihoo 360 Technology Co., Ltd. and Qihoo 360 Technology Company to the Entity List. As a result, exports or reexports from the U.S. and in-country transfers in the U.S. to these two entities will face additional license requirements, and the availability of most license exceptions is limited. Currently, the inclusion of these two entities into the Entity List has not had a material adverse effect on our collaboration with 360 Group or on us and we have not had any dealings with these two entities. Additionally, it came to our attention that 360 Security Technology Inc. was named in the list of entities identified as “Chinese military companies” operating directly or indirectly in the United States in accordance with Section 1260H of the National Defense Authorization Act for fiscal year 2021, which was released by the U.S. Department of Defense on October 5, 2022. Currently, such inclusion had not had any material adverse effect on our collaboration with 360 Group or on us. However, we cannot rule out the possibility that additional restrictions of different nature may be imposed on 360 Group or its affiliates in light of the changes in international trade policies and rising political tensions between the U.S. and China in the past few years. See also “—Risks Related to Doing Business in China—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” If we are unable to maintain the same level of collaboration with 360 Group, or if we cannot benefit from the brand recognition or business ecosystem of 360 Group as we do, our business may be adversely affected, especially in the aspects of cost and efficiency of user acquisition.

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

The availability of funding from our financial institutional partners depends on many factors, some of which are beyond our control. Changes in the macroeconomic environment may impact the funding costs and the terms of our agreements with financial institution partners, and we may not be able to obtain sufficient and sustainable funding from them if the funding cost increases significantly. In addition, our competitors in the Credit-Tech industry may offer better terms to attract financial institutions away from us. We may not be able to maintain long-term business relationships with financial institution partners in this evolving market. For the year ended December 31, 2023, our top five direct financial institution partners contributed around 30.7% of total funding for the loans we originated and facilitated2. Our financial institution partners typically agree to provide funding to borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our users’ loan requests are usually approved if they fall within the parameters set agreed upon by us and our financial institution partners, our financial institution partners may implement additional requirements in their approval process outside of our control. Thus, there is no assurance that our financial institution partners could provide reliable, sustainable and adequate funding, because they could either decline to fund loans facilitated on our platform or decline to renew or renegotiate their participation in the funding programs.

Note:

[2]	Does not include loans facilitated under ICE or other technology solutions.

In addition, if PRC laws and regulations impose more restrictions on our collaboration with financial institution partners, these financial institution partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of financial institution partners. Pursuant to the Interim Measures for Administration of Internet Loans Issued by Commercial Banks and the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Standardizing the Internet Loans Business of Commercial Banks, regional banks that carry out online lending business shall serve local customers, and are not allowed to conduct the online lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conduct business primarily online as well as meet the other conditions prescribed by the China Banking and Insurance Regulatory Commission. If we fail to effectively match regional banks with sufficient local borrowers, we may lose them as funding sources, in which case our results of operations and profitability could be materially and adversely impacted. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution partners, our collaboration with our financial institution partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

For example, on December 31, 2021, the People’s Bank of China and six other departments jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for comments), which regulate online marketing of financial products by financial institutions or internet platform operators entrusted by such financial institutions. The draft measures prohibit third-party online platform operators from being involved in the sale process of financial products in a disguised way without the approval of financial regulatory authorities, including, but not limited to interactive consultation with consumers on financial products, suitability assessment of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business. Our PRC legal counsel is of the view that these measures have not been formally adopted and currently do not affect our business and operations. If these measures were to be adopted in the current form, we may no longer be able to display financial products in current format on our mobile app to conduct online marketing, which may have a material adverse impact on our business, results of operations and future prospects. We will closely monitor the regulatory development and adjust our business operations from time to time to ensure our compliance.

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

Furthermore, we partner with Kincheng Bank, whose largest shareholder is 360 Group, across a full spectrum of services. Our collaboration with Kincheng Bank provides us the opportunities to explore and introduce innovative cooperation arrangements with potential financial institution partners. As of December 31, 2023, Kincheng Bank was our largest financial institution partner by outstanding balance of loans facilitated through our platform. If Kincheng Bank is acquired by a third party not affiliated with us, or if its business, financial conditions or reputation deteriorates, we may not be able to maintain our current collaboration with it on reasonable terms or at all.

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

In 2023, trusts and assets management plans with total assets of RMB13.8 billion (US$1.9 billion) were set up to invest solely in loans on our platform. For the majority of the trusts, we are considered the primary beneficiary and thus consolidate such trusts’ assets, liabilities, results of operations and cash flows. Although we have not been part of the fund-raising process by the trusts, we cannot assure you that our provision of services to the trusts will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of loans facilitated by us and affect our results of operations.

If our attempts to explore alternative funding initiatives were deemed to violate PRC laws and regulations, our business could be materially and adversely affected.

We have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities, or ABSs. As of December 31, 2023, we had cumulatively issued ABSs of RMB31.0 billion (US$4.4 billion). In addition, our shelf registration of ABSs with a total value of issuance amounting to RMB14.8 billion has been approved by the Shanghai Stock Exchange and Shenzhen Stock Exchange as of December 31, 2023. Pursuant to the Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and its supporting rules and other laws and regulations, an institution is entitled to establish an ABS plan as an originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flows in compliance with the laws and regulations. However, the issuance of ABSs is subject to a variety of requirements under these provisions, such as managers are required to be a securities company or a subsidiary of fund management company and the assets of the ABS plan shall be placed under custody of a commercial bank with the appropriate business qualifications, or an asset custodian organization recognized by the CSRC. The laws and regulations applicable to ABS are still developing, and it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the rapidly evolving Credit-Tech industry in which we operate. In addition, we rely on trust companies and other parties we collaborate with to secure the successful issuance of the ABSs. If our collaboration with such parties is interrupted or affected, our ability to utilize the remaining approved quota of issuing such ABS may be materially limited. If our attempts to issue ABSs under the current quota is limited, or our attempts to seek further approval on additional quota in ABS is rejected, our capability to secure funding with lower comprehensive cost may be limited, and our business and financial condition may be adversely impacted. During the validity period of the ABS plan, if we cannot maintain reasonable support for normal business activities, and provide the requisite assurance for generation of independent and predictable cash flows for the underlying transferred assets, it may have substantial impact on the investment value or price of ABSs.

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

In collaboration with our financial institution partners and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Guidelines on Promoting the Healthy Growth of Internet Finance purport, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

●	the establishment of a borrower identification program;
●	the monitoring and reporting of the suspicious transaction;
●	the preservation of borrower information and transaction records; and
●	the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, in light of the anti-money laundering obligations proposed to be imposed on us by the guidelines. Any new requirement under anti-money laundering laws could increase our costs and may expose us to potential sanctions if we fail to comply.

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

To comply with Circular 141 and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, we have engaged guarantee companies to provide credit enhancement to our financial institution partners upon their request, and two of the VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee, obtained the license of conducting guarantee services in 2018 and 2019, respectively. In order to streamline and consolidate the operation of our financing guarantee business, we are phasing out financing guarantees provided by Shanghai Financing Guarantee, which has applied for and was approved by the PRC authority to cancel of its financing guarantee certificate. Even though we use licensed guarantee company controlled by us to provide service to our financial institution partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that the licensed guarantee company under our control could provide satisfactory service to our financial institution partners from time to time, or that we will always be able to source and engage guarantee companies to our financial institution partners’ satisfaction. If we fail to source and engage guarantee companies to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate or even be suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.

As we provide guarantee services through the licensed VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee (before its financing guarantee license was canceled upon its voluntary application), to our financial institution partners, or back-to-back guarantee to the third-party guarantee companies, we recognize guarantee liabilities at fair value from accounting perspective, which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. As of December 31, 2021, 2022 and 2023, we recorded guarantee liabilities-stand ready of RMB4,818 million, RMB4,120 million and RMB3,950 million (US$556 million), respectively. As of December 31, 2021, 2022 and 2023, we recorded guarantee liabilities-contingent of RMB3,285 million, RMB3,418 million and RMB3,207 million (US$452 million), respectively. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information and we have engaged a third-party independent valuer for the task, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the Credit-Tech industry is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target user base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit assessment and expectations differ from actual circumstances or if the quality of the loans facilitated by us deteriorates, our guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable.

We have a large balance of accounts receivable and contract assets as well as financial assets receivable and loans receivable. As of December 31, 2021, 2022 and 2023, the current portion of our accounts receivable and contract assets, net was RMB3,097 million, RMB2,869 million and RMB2,909 million (US$410 million), respectively, and the non-current portion was RMB223 million, RMB261 million and RMB147 million (US$21 million), respectively. As of the same dates, the current portion of our financial assets receivable, net was RMB3,806 million, RMB2,982 million and RMB2,523 million (US$355 million), respectively, and the non-current portion was RMB598 million, RMB689 million and RMB596 million (US$84 million), respectively. Also, as of the same dates, the current portion of our loans receivable, net was RMB9,844 million, RMB15,348 million and RMB24,604 million (US$3,465 million), respectively, and the non-current portion was RMB2,859 million, RMB3,137 million and RMB2,898 million (US$408 million), respectively. Such receivables and contract assets mainly arise from our on-balance sheet loans and off-balance sheet loans. See “Item 5. Operating and Financial Review and Prospects—On- and Off-balance Sheet Treatment of Loans” for details of the risk taking arrangements for on- and off-balance sheet loans. We have established an allowance for uncollectible receivables and contract assets based on estimates, which incorporates historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. We evaluate and adjust our allowance for uncollectible receivable and contract assets on a quarterly basis or more often as necessary. The related expenses are recorded as “provision for accounts receivable and contract assets,” “provision for financial assets receivable” and “provision for loans receivable.” While our allowance and provision take into account historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual credit risk is difficult to forecast, especially if such risks stem from factors beyond our historical experience, especially unforeseen risk with no historical comparable. If there is a significant rise in delinquency rate, which was impacted by a number of factors some of which are beyond our control, including the macroeconomic condition of China and the development of the Credit-Tech industry, or our provisions or allowances are insufficient to cover the credit loss, our business, results of operations and financial condition would be materially and adversely impacted.

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

We deploy AI-powered tools, such as Argus Engine, in our loan facilitation and post-loan facilitation services. Any inaccuracies in our credit scoring or risk modeling process due to the deployment of AI-powered tools may cause us not able to recommend prospective borrowers that best fit the financial institution partners’ risk preferences, which, as a result, may be used as a factor for the financial institution partners to evaluate the quality of our services. If that happens, our collaboration with financial institution partners and our business prospects and financial results may be adversely affected. Moreover, our deployment of AI-powered tools is subject to evolving PRC laws and regulations on data security, privacy and cybersecurity, among others. Any non-compliance or perceived non-compliance with the laws and regulations, including any potentially biased or inappropriate decisions made by our AI-powered tools, may subject us to negative publicity, lawsuits or administrative penalties that may adversely affect our brand, operations and financial positions.

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

Our post-facilitation services primarily include collection services for our financial institution partners. We deploy a combination of measures to collect loan repayments, including text messages, mobile app push notices, AI initiated collection calls, human collection calls, emails or legal letters. We also engage certain third-party collection service providers from time to time, particularly after 60 days of delinquency. If either our or our third-party service providers’ collection methods, such as phone calls and text messages, are not effective or experience interruptions or failures technically or otherwise, and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease.

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

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the Credit-Tech industry, such as bankruptcies or failures of other platforms, and especially when such bankruptcies or failures affect a large number of businesses, or negative perception of the industry as a whole, such as that arises from the alleged failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our ability to attract new borrowers. For instance, on March 15, 2019, CCTV’s “315 Night,” a show on consumer rights protection, reported that certain financial products offered by third-party financial service providers on a financing platform allegedly infringed consumers’ rights. The media report may have affected consumers’ perception of the whole Credit-Tech industry, and this perception may, in turn, adversely affect our business and results of operations. Negative developments in the Credit-Tech industry, such as widespread borrower defaults, fraudulent behavior or the closure of other online platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online platforms like ours. As we are the strategic partner of 360 Group, any negative allegation about 360 Group may also have an adverse impact on us. For example, on March 15, 2021, CCTV’s “315 Night” reported certain allegedly false medical advertising that appeared on the 360 Browser that were posted onto the platform by 360 Browser’s advertising agents. As 360 Browser is operated by our affiliate and we share the 360 brand, such an event and its follow-on consequences may negatively impact our reputation and the public’s perception of us. Furthermore, our products may be deemed by regulators or consumers as infringing upon consumer rights, which may expose us to unfavorable risks such as administrative penalties, user complaints, and potential civil disputes. Any of the foregoing occurrences could significantly damage our brand and reputation, negatively impact the marketability of the relevant products or services, and materially and adversely affect our business and results of operations.

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

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with prospective borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. We could also be materially and adversely affected if our employees misappropriate or otherwise improperly utilize work products, sensitive data or confidential information that they received while they were working for other employers. In addition, it is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers, such as during the collection process, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. See also “—If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operation may be adversely affected” and “—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws as newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.”

In addition, the current regulatory regime for debt collection in the PRC remains unclear. We cannot assure you that the collection personnel that we employ or collaborate with will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the PRC laws and regulations may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines, penalties, administrative investigations or even criminal liabilities, any of which may have a material adverse effect on our results of operations. See also “—Misconduct by third-party collection service providers may adversely impact our brand, reputation and results of operations.”

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

Fluctuations in interest rates could negatively affect our loan facilitation volume and profitability.

Most of the loans facilitated through our platform are issued with fixed interest rates. Fluctuations in the interest rate environment may discourage financial institution partners to fund loan products facilitated through our platform, which may adversely affect our business. Meanwhile, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice loan products facilitated by us, these loan products may become less attractive to borrowers. Additionally, if we reprice loan products facilitated by us to align with the market rate, our results of operations may be adversely affected.

We are subject to risk of recoverability of deferred tax assets.

As of December 31, 2021, 2022 and 2023, our deferred tax assets amounted to RMB835 million, RMB1,019 million and RMB1,068 million (US$150 million), respectively. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probably that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions, or, negative development of the regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.

If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.

PRC regulations impose sanctions for engaging in internet information services of a commercial nature without an internet content provider license, or the ICP License. PRC regulations also impose sanctions for engaging in the operation of online data processing and transaction processing without an online data processing and transaction processing license (ICP License and online data processing and transaction processing license are both sub-sets of value-added telecommunications service license, or VATS License). These sanctions include corrective orders and warnings from the PRC telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the suspension of business and website and mobile app operations. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of the Credit-Tech industry remains uncertain; it is unclear whether Credit-Tech service providers like us are required to obtain the ICP License, or any other kind of VATS Licenses. Shanghai Qiyu obtained its ICP License in April 2021 and Fuzhou Microcredit obtained its ICP License in April 2023. If our past practice were deemed to be internet telecommunications business operations without VATS Licenses or we were to be required to obtain additional such licenses, the governmental authorities may levy fines up to five times of the illegal income or RMB1 million, confiscate our income, revoke our business licenses, or require us to discontinue our relevant business, and our business, results of operations, financial condition, and prospects may be materially and adversely affected. Given the evolving regulatory environment of the Credit-Tech industry and value-added telecommunications business, we cannot rule out the possibility that the PRC government authorities will explicitly require any of the VIEs or subsidiaries of the VIEs to obtain additional ICP Licenses, online data processing and transaction processing licenses or other VATS Licenses, or issue new regulatory requirements to institute a new licensing regime for our industry.

Furthermore, companies engaging in distribution of publicly-offered funds must obtain a license from the CSRC, and one of our subsidiaries has obtained a fund sales license. We must comply with regulatory requirements regarding fund sales activities, such as marketing and distribution of funds. These requirements include, but are not limited to, prohibition of any false records, misleading statements, material omissions, illegal earnings commitment, and exaggeration or other false advertising. Due to the evolving regulatory environment and significant uncertainties around the interpretation and specific enforcement of current and future PRC laws and regulations applicable to the fund sales industry, regulators may adopt new laws and regulations. If regulatory authorities impose more stringent requirements on fund sales activities, require additional licenses and permits for fund sales activities, or further scrutinize fund sales marketing activities on Internet platforms, our business, results of operations, financial condition and prospects may be materially and adversely affected.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may from time to time in the future become subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our products or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we are ruled against in any of these cases, we may be required to redesign or suspend our services, liable for substantial royalty or licensing fees or incur substantial amounts to satisfy judgments or settle claims or lawsuits. Any of the foregoing occurrences could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation and the price of our securities. For example, the trademarks and trade names we use, “360,” was being challenged by a third party, which claimed that our use of the “360” trademark infringed its rights. In addition, the owner of the “360” trademarks, which is a wholly owned subsidiary of 360 Group, was involved in several legal proceedings, in which the effectiveness of the 360 trademarks was challenged. As of the date of this annual report, the case disputing our right to use the “360” trademarks and trade names has been settled by the parties involved, and the effectiveness of the “360” trademarks registered by 360 Group has been upheld in courts. To prevent the potential disruptive impact these and similar disputes may have on our business and operations, 360 Group has also registered several new 360 trademarks for our use. However, we cannot guarantee that we or 360 Group will not face other proceedings or disputes in connection with the “360” trademarks and trade names and their use in the future.

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

Any failure to comply with PRC property laws and regulations regarding certain of our leased premises may negatively affect our business, results of operations and financial condition.

We have not registered our lease agreements with government authorities. Under PRC laws and regulations, we may be required to register and file with the government authority executed lease agreements. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

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

As mutually agreed upon by us and a small number of financial institution partners pursuant to their internal business requirements and procedures, some of the loans facilitated through our platform are funded by and disbursed indirectly through trusts, which also provide us with more flexibility to utilize the funds from the trusts for loan facilitation within the specified time frame and are in line with the industry norms. For such trust arrangements, we assume variable economic benefits or losses of the trusts. Because the financial institutions partners are typically entitled to receive repayment of the funds initially provided plus return from the trusts under the trust arrangements, if all or part of the funds in the trusts are not disbursed to borrowers as loans and do not generate the expected return to the financial institution partners within a specified time frame, we could be obligated to make up the difference between the expected return and the actual return to the financial institution partners. For the years ended December 31, 2021, 2022 and 2023, there had been no such cases. However, we cannot assure you that we will not be obligated to make up any such difference in the future. If the foregoing occurs in the future, our financial conditions may be adversely affected.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2023. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our class A ordinary shares and/or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

In addition, we may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional consumer borrowing patterns, as borrowers typically use their borrowing proceeds to finance their personal consumption needs. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

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

The economy in China has experienced increases in labor costs in recent years. As a result, we expect the average wages in the PRC to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users or financial institution partners by increasing the fees for our services, our financial condition and results of operations may be adversely affected.

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

In October 2020, we established Shanghai 360 Changfeng Technology, Co., Ltd., or 360 Changfeng, a joint venture company in Shanghai, China through Shanghai Qiyu, to build our regional headquarters and the affiliated industrial park for our future operations. Currently, we hold 70% of the equity interests in 360 Changfeng and are the controlling shareholder, with the remaining 30% held by an independent third party. We have consolidated the financial condition and results of operations of 360 Changfeng on our financial statements beginning in the fiscal year of 2021 and it became our consolidated subsidiary. The construction project that the joint venture company operates is capital intensive. Pursuant to the joint venture agreement, the shareholders of the joint venture company will contribute initial funding for the acquisition of land use rights, while funds required for subsequent developments will be mainly supplied through external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. As of December 31, 2023, a total of RMB1.0 billion were provided by the shareholders to acquire land use rights, of which RMB0.3 billion was funded by the independent third party. Additionally, 360 Changfeng has entered into a facility agreement with a commercial bank in China to finance its operations and the construction project, pursuant to which the commercial bank agreed to extend a loan facility in an aggregate amount of up to RMB1.0 billion, and required the subsidiary’s registered capital to be paid in the same proportion of the total facility used. Currently, our investments in and capital supports to 360 Changfeng have not had a material adverse impact on our working capital. However, if 360 Changfeng requires further capital contributions or funding from us in the future, our working capital position could be negatively impacted. In addition, if 360 Changfeng defaults in its repayment obligations in any debt financings, it may incur additional liabilities or be involved in legal proceedings, which may adversely affect our results of operations, cash flow positions and reputations.

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

Our business could be adversely affected by epidemics, including COVID-19, the Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, and other epidemics. Our business operations could be disrupted if any of our employees are suspected of having contracted the any of the foregoing diseases, since it could require our employees to be quarantined or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy and the Credit-Tech industry in general. In recent years, there have been outbreaks of epidemics in China and globally. The COVID-19 pandemic adversely impacted the economic condition of small and micro-sized businesses, especially offline businesses, and to a greater or lesser extent resulted in reduced spending, especially on discretionary consumption. We derive revenue from loan products facilitated through our platform. A reduction in discretionary consumption may adversely affect demand for consumer and SME loan products. In addition, downturn in the economy and previous suspension of business activities across various sectors might cause an increase in default of the loans facilitated through our platform as they are likely to lead to a rise in unemployment and may weaken borrowers’ willingness and ability to repay their debts. The increased defaults could in turn result in elevated risks and financial losses to our financial institution partners and us. See also “—We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.”

Whether and to what extent to which COVID-19 may impact our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of future outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affecting our ability to provide products and services on our platform.

Our headquarters are located in Shanghai and many of our senior management reside in Beijing. Most of our system hardware and back-up systems are hosted in leased facilities located in Shanghai, Beijing and Luoyang. Consequently, we are highly susceptible to factors adversely affecting Shanghai and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur or aggravate in Shanghai and Beijing, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. Although the Administrative Rules on the Foreign-invested Telecommunications Enterprises promulgated by the State Council in May 2022 lifted the prior requirement that the primary foreign investor in a foreign invested value-added telecommunications enterprise must have a good track record and operational experience in the value-added telecommunications industry, there remain restrictions on foreign investments in value-added telecommunication businesses. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Negative List (2021), which became effective on January 1, 2022 and replaced the negative list in the Special Management Measures for the Access of Foreign Investment (2020 version), and other applicable laws and regulations.

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises. Therefore, we operate our Credit-Tech businesses in China through the VIEs and their subsidiaries, in which we have no ownership interest. Our PRC subsidiaries have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The VIEs have been operating our Credit-Tech business, including, among others, operations of our 360 Jietiao, since its incorporation and have obtained and held the ICP License according to PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment Restrictions—Regulations on value-added telecommunications services.” The subsidiary of Shanghai Qiyu, Fuzhou Microcredit, which also provides loans through 360 Jietiao, has obtained a micro-lending license from the relevant competent local authorities and an ICP License.

Investors in our class A ordinary shares or ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in our Cayman Islands holding company. Our holding company in the Cayman Islands, the VIEs and their subsidiaries, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our company as a group.

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

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the government authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of the VIEs, revoking the business licenses or operating licenses of our WFOE or the VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offshore offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of the VIEs, or our failure to receive economic benefits from the VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP, and our class A ordinary shares or ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs, which contributed 92%, 92% and 94% of our total net revenue in 2021, 2022 and 2023, respectively.

We rely on contractual arrangements with the VIEs and the shareholders of the VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and the shareholders of the VIEs, to operate our Credit-Tech businesses, including, among others, the operation of 360 Jietiao, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs or the shareholders of the VIEs may fail to fulfill their contractual obligations with us, such as failure to maintain our platform and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contractual arrangements to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIEs and the shareholders of the VIEs. Although we have the right, subject to a registration process with PRC government authorities, to replace Shanghai Qibutianxia as the registered shareholders of the VIEs under the contractual arrangements, if it becomes uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by the VIEs or the shareholders of the VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the VIEs and the shareholders of the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or the shareholders of the VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with the VIEs, and the shareholders of the VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If the VIEs or the shareholders of the VIEs fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements between us and the VIEs will be resolved through arbitration in China. For the sake of clarity, the arbitration provisions here relate to the claims arising from the contractual relationship created by the VIE agreements, rather than claims under the US federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under the US federal securities laws in the United States. The legal system in the PRC is evolving rapidly. The interpretations of many laws, regulations, and rules may exhibit inconsistencies, and the enforcement of these laws, regulations, and rules may also involve uncertainties. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The registered shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The registered shareholders of the VIEs are beneficially owned by some of our shareholders. However, as we raise additional capital, and our shareholders sell the shares they hold in our company in the future, the interests of such registered shareholders of the VIEs might become different from the interests of our company as a whole. Under the influence of its shareholders, such registered shareholders of the VIEs may breach, or cause the VIEs to breach, the existing contractual arrangements we have with them, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the registered shareholders of the VIEs may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, the registered shareholders of the VIEs will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between the VIEs’ shareholders and our company, except that we could exercise our purchase option under the option agreement with such shareholders to request that they transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, the VIEs, and the shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, if our WFOE requests the shareholders of the VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The VIEs hold substantially all of our assets, some of which are material to our operation, including, among others, intellectual properties, hardware and software. Under contractual arrangements, the VIEs may not, and the shareholders of the VIEs may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the VIEs’ shareholders breach these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The Hong Kong Stock Exchange has granted us a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of the listing. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three-year period subsequent to the listing on the Hong Kong Stock Exchange.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

The PRC government’s significant oversight and discretion over our business operation and any failure to comply with PRC laws and regulations could result in a material adverse change in our operations and the value of the ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. In accordance with applicable laws and regulations, the PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our class A ordinary shares and ADSs. Our class A ordinary shares and ADSs may significantly decline in value as a result. Also, the PRC government may promulgate certain regulations and rules to exert more oversight over offerings that are conducted overseas and foreign investment in mainland China-based issuers. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little advance notice. The interpretations of many PRC laws, regulations, and rules may contain inconsistencies, the enforcement of which involves uncertainties. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations. In addition, pursuant to the Plan on Reforming State Council Institutions approved by the National People’s Congress on March 10, 2023, the China National Financial Regulatory Administration was officially established on May 18, 2023, replacing the China Banking and Insurance Regulatory Commission as the new financial regulatory authority in China. As a result, the local financial regulatory system underwent a deep reform, with the central financial management department’s local agencies acting as the main body. This restructuring may lead to changes and uncertainties in rules and regulations applicable to our business. Uncertainties and changes in regulatory environment may increase our cost of operation, limit our service offerings or even cause us to fundamentally change our business model. We cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the class A ordinary shares and ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the class A ordinary shares and ADSs to significantly decline in value or become worthless.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in mainland China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

While the Chinese economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or equitable across sectors. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may not have the same effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans or increase the default risk, which could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on both the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, our consumers and SMEs are vulnerable to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, our consumers and SMEs may be directly hit, which in turn may lead to higher default rates or decreasing borrowings. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards many countries, including China. For example, export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies for alleged activities both inside and outside of China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies.

We are monitoring policies in the United States that are aimed at restriction U.S. persons from investing in certain Chinese companies and/or imposing sanctions on Chinese entities. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers and manufacture advanced semiconductors. On August 9, 2023, the Biden administration released an executive order directing the Department of the Treasury to create an outbound FDI review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products,” which is defined to include “sensitive technologies and products in the semiconductors and microelectronics, quantum information technologies, and artificial intelligence (AI) sectors that are critical for the military, intelligence, surveillance, or cyber-enabled capabilities” of China (to include Hong Kong and Macau). On the same day, the Department of Treasury issued an advance notice of proposed rulemaking (ANPRM), which provided a conceptual framework for outbound investment controls focused on China. As of the date of this annual report, the final rules implementing this executive order has not become effective yet, and the scope of the outbound FDI review program may be materially different from what is currently contemplated by the ANPRM. Therefore, there are substantial uncertainties on whether the outbound FDI review program will have a material impact on our business, results of operations, financial condition, and prospects.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009 require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued the Administration Trial Measures of Overseas Securities Offering and Listing by Domestic Companies.

The measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the measures, an overseas offering of equity shares, depository receipts, convertible corporate bond and the listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the principle elements of operations are conducted within or the main places of operations are within the PRC, or senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. According to these measures, the issuer or its affiliated material domestic company, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on offshore offering and other equivalent offshore offering activities. Particularly, the issuer or its affiliated material domestic company shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offshore offering on the same overseas market within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the domestic companies and fines on the directly responsible person in charge and other responsible persons. The controlling shareholder or actual controllers of domestic company organize or instruct to engage in the illegal act or conceals relevant matters failing to comply with the filing requirements will be subject to fines. The measures also set forth certain regulatory circumstances where offshore offerings and listings by domestic enterprises are prohibited. The measures also come with five guidelines on the interpretation and application of the filing requirements and procedures.

In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on offshore financing. Existing companies are not required to filed immediately, and the subsequent filing matters such as refinancing shall be filed as required. The Q&A also addressed the contractual arrangements and pointed out that the filing management will adhere to the principles of marketization and legalization, and strengthen regulatory coordination, and the CSRC will seek the opinions of the relevant competent authorities for the overseas listing of VIE-structured enterprises that meet the compliance requirements to file, and support the development and growth of enterprises using two markets and two resources. Nevertheless, it does not specify what qualify as compliant VIE structures and what domestic laws and regulations are required to be complied with. There are uncertainties with respect to the application and enforcement of the newly published measures. We will closely monitor and assess any legislative and regulatory development and prepare for filing when necessary.

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. Pursuant to the provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and offering shall be carried out in the manner in compliance with PRC laws and regulations.

Relatedly, on December 27, 2021, the National Commission of Development and Reform and the Ministry of Finance jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. As the Negative List (2021) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review (2021 Revision), the Measures of Regulations on the Network Data Security Administration (Draft for Comments), and the filing requirements under the Administration Trial Measures of Overseas Securities Offering and Listing by Domestic Companies, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our class A ordinary shares and ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the class A ordinary shares offered. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our class A ordinary shares and ADSs.

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

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in certain areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors are required to submit information relating to their investments to the Ministry of Commerce of the PRC or its local branches.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the CAC (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, and the Ministry of Public Security). The primary role of this new agency is to facilitate policy-making and legislative developments in this field, to direct and coordinate with departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

According to PRC laws and regulations, an enterprise must obtain a value-added telecommunication business license to operate a value-added telecommunication business. The VIEs have obtained the required ICP License to operate our online platform, 360 Jietiao. Nevertheless, it is uncertain if we or the VIEs may be required to obtain additional value-added telecommunications business licenses. See also “—If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

SAFE issued the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Policy for Foreign Exchange Control of Capital Accounts, or Circular 2, on January 10, 2014, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. Circular 2 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. In addition, the People’s Bank of China and SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with government authorities in China. According to the PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other government authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long-term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Commission of Development and Reform  and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, and the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16, prohibit a foreign-invested enterprise from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by a bank), providing loans to non-affiliated enterprises, or constructing or purchasing real estate not for its own use. This restriction was relaxed, however, in October 2019 since which time non-investment foreign-funded enterprises can make domestic equity investments by converting their foreign exchange capital, provided that such investments should be in compliance with the Negative List (2021) and other PRC laws and regulations.

SAFE Circular 19, SAFE Circular 16 and other rules and regulations may significantly limit our ability to transfer to and use in China the net proceeds from our securities offerings, which may adversely affect our business, financial condition and results of operations.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our class A ordinary shares and ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, dividends and share repurchase amount, which in turn could adversely affect the price of our class A ordinary shares and ADSs.

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

In recent years, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process were put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to execute our share repurchase plan or pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the ministry, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

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

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, promulgated by SAFE in 2012. Pursuant to the notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures if they participate in any stock incentive plan of an overseas publicly traded company, unless certain exceptions are available. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted stock options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

The State Taxation Administration of the PRC has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to PRC laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on stock incentive plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day management is in the PRC, and operation management performs its duties in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the Statement Taxation Administration, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the PRC tax authority or we will be able to complete the necessary filings with the PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the State Taxation Administration issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the STA Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to the STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. The STA Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of the STA Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under the STA Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the STA Bulletin 7. As a result, we may be required to expend valuable resources to comply with the STA Bulletin 7 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to the ADSs and Our Class A Ordinary Shares

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our global offering in Hong Kong in November 2022 and the trading of our class A ordinary shares on the Hong Kong Stock Exchange commenced on November 29, 2022 under the stock code “3660.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing on the Hong Kong Stock Exchange, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Codes on Takeovers and Mergers and Share Buybacks issued by the Securities and Futures Commission of Hong Kong and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). As a result, we currently adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain of the exemptions or waivers mentioned above, which could result in us having to amend our corporate structure and memorandum and articles of association and our incurring of incremental compliance costs.

The trading prices for our listed securities have been and are likely to continue to be volatile.

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely due to factors beyond our control. In 2023, the trading prices of the ADSs ranged from US$13.12 to US$25.49 per ADS and the trading price of our class A ordinary shares has ranged from HK$50.65 to HK$98.35 per share. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States and/or in Hong Kong in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States and/or Hong Kong in general, which consequently may impact the trading performance of our class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our class A ordinary shares and/or ADSs.

In addition to the above factors, the price and trading volume of our listed securities may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;
●	any deterioration in our collaborative relationship with 360 Group;
●	conditions in the Credit-Tech industry;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other Credit-Tech platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	announcement, update or execution of our dividend policy and share repurchase plan;
●	fluctuations of exchange rates between Renminbi, the Hong Kong dollar and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuers and their business prospects in order to create negative market sentiment or momentum and generate profits for themselves after selling securities short.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against short sellers by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our class A ordinary shares or ADSs could be greatly reduced or rendered worthless.

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

Although we have adopted a semi-annual cash dividend policy since May 2023, we cannot assure you that our existing dividend policy or the amount of dividends that you may receive will not change in the future, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any fiscal quarter and, therefore, you may need to rely on price appreciation of our class A ordinary shares and/or ADSs as the sole source for return on your investment.

On May 18, 2023, our board of directors approved the adoption of a semi-annual cash dividend policy to replace our previously approved quarterly cash dividend policy in its entirety, with immediate effect. Under the semi-annual cash dividend policy, we intend to declare and distribute a recurring cash dividend on a semi-annual basis, starting from the first half of 2023, at an amount equivalent to approximately 20% to 30% of our net income after tax for the previous six-month period. The determination to make dividend distributions and the exact amount of such distributions in any particular six-month period will be based upon our operations and financial conditions, and other factors, and subject to adjustment and determination by our board of directors.

Despite a regular dividend policy being in place, before any dividend is declared and paid for any semi-annual period, we need to have enough profits to justify such declaration and payment, or we need to have sufficient reserves set aside from profits previously generated that our board of directors determines are no longer needed. In addition, we must be able to pay our debts as they fall due in the ordinary course of business immediately following the dividend payment. We cannot assure you that we will be able to meet all of such conditions to enable dividend declaration and payment in compliance with laws. Even if our board of directors decides to declare and pay dividends, the timing and amount of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, the amount of dividends that you may receive is uncertain and subject to change.

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

Holders of ADSs are limited by the terms of the deposit agreement in terms of voting rights, and may not be able to exercise their right to direct the voting of the underlying class A ordinary shares which are represented by their ADSs.

Holders of ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings, and will only be able to exercise the voting rights which attach to the underlying class A ordinary shares which are represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from the holders of ADSs, if we asked the depositary to solicit such instructions, the depositary will endeavor to vote the underlying class A ordinary shares represented by the ADSs in accordance with such instructions. If we do not instruct the depositary to solicit, the holders of ADSs can still send voting instructions to the depositary and the depositary may, but it is not required, to endeavor to carry out those instructions. The holders of ADSs will not be able to directly exercise any right to vote with respect to the underlying class A ordinary shares unless they withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. If we ask the depositary to solicit ADS holders’ voting instructions in connection with a shareholders’ meeting, we have agreed to give the depositary notice of that meeting and details of the matters to be voted upon at least thirty (30) days prior to the meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening an annual general meeting is not less than 21 days and 14 days for any other general meeting (including an extraordinary general meeting). When a general meeting is convened, there may not be a sufficient advance notice to enable the holders of ADSs to withdraw the underlying class A ordinary shares which are represented by the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow them to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of ADSs from withdrawing the underlying class A ordinary shares which are represented by their ADSs and becoming the registered holder of such class A ordinary shares prior to the record date, so that the holders of ADSs would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify the holders of ADSs of the upcoming vote and to deliver our voting materials to the holders of ADSs. We cannot assure that the holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying class A ordinary shares which are represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions. This means that the holders of ADSs may not be able to exercise the right to direct the voting of the underlying class A ordinary shares which are represented by the ADSs, and the holders of ADSs may have no legal remedy if the underlying class A ordinary shares are not voted as requested.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We cannot guarantee that any share repurchase plan will be fully consummated or that any share repurchase plan will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our securities and could diminish our cash reserves.

On June 20, 2023, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with an aggregate value of up to US$150 million over the next 12-month period through June 19, 2024. We refer to this plan as the 2023 Share Repurchase Plan. On March 12, 2024, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with an aggregate value of up to US$350 million starting from April 1, 2024 over the next 12-month period through March 31, 2025. We refer to this plan as the 2024 Share Repurchase Plan. The share repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

From June 20, 2023 to March 31, 2024, we purchased in aggregate approximately 9,348,543 ADSs in the open market for a total cost of approximately US$150 million (inclusive of commissions) at an average price of US$16.02 per ADS pursuant to the 2023 Share Repurchase Plan. We have commenced execution of the 2024 Share Repurchase Plan since April 1, 2024.

Our board of directors also has the discretion to authorize additional share repurchase plans in the future. The share repurchase plans do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. We cannot guarantee that any share repurchase plan will enhance long-term shareholder value. The share repurchase plans could affect the price of our securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could diminish our cash reserves.

We have granted, and may continue to grant, share incentive awards, which may cause shareholding dilution to our existing shareholders and result in increased share-based compensation expenses.

In May 2018 and November 2019, we adopted our 2018 Share Incentive Plan and 2019 Share Incentive Plan, respectively, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Share Incentive Plan was later amended in November 2019, and the 2019 Share Incentive Plan was later amended in August 2020. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Share Incentive Plan and 2019 Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company, restricted shares and restricted share units. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Incentive Plan is 25,336,096. The maximum aggregate number of ordinary shares that may be issued under the 2019 Share Incentive Plan is 17,547,567, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 for four consecutive fiscal years or such lesser amount as determined by our board of directors. As of February 29, 2024, class A ordinary shares underlying the options that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 1,275,436 and class A ordinary shares underlying the options and restricted share units that have been granted and are outstanding under the 2019 Share Incentive Plan amounted to 8,402,556. For the years ended December 31, 2021, 2022 and 2023, we incurred share-based compensation expenses of RMB254 million, RMB200 million and RMB186 million (US$26 million), respectively. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. Issuance of class A ordinary shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

The sale or availability for sale of substantial amounts of our class A ordinary shares and/or ADSs could adversely affect their market price.

Sales of substantial amounts of our class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs or shares effectively registered with the SEC will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders or investors may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. In particular, a majority of our outstanding shares are held by institutional investors that are not our affiliates. These shareholders may have varying investment horizons, cash needs and repayment obligations under certain financing arrangements, including one entered into by certain beneficial owners of our shares, who were originally organized and capitalized for the purpose of the privatization transaction of Qihoo 360 Technology Co. Ltd., and may sell their class A ordinary shares in reliance on Rule 144 without volume limitation.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we rely on home country practice with respect to certain aspects of our corporate governance, including (i) the independence requirements for compensation committee and nomination committee, (ii) the requirement that a majority of the board must be independent, and (iii) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended. But given the other home country practice we follow, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject U.S. holders of our ADSs or class A ordinary shares to significant adverse United States federal income tax consequences.

We will be classified as a PFIC for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIEs (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our combined and consolidated financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and other passive assets), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

During the reorganization process we issued ordinary shares and preferred shares to the beneficial owners of Shanghai Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. In addition, we have incorporated a wholly owned subsidiary, HK Qirui International Technology Company Limited, as our offshore holding company in Hong Kong and further incorporated a wholly owned subsidiary in China, Shanghai Qiyue, which is also referred to as our WFOE in this annual report. Our WFOE has entered into a series of contractual arrangements with Shanghai Qiyu, Fuzhou Microcredit, and Fuzhou Financing Guarantee and their respective record shareholders. These contractual arrangements enable us to exercise effective control over the VIEs; receive substantially all of the economic benefits of the VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For risks and uncertainties associated with this structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we will be regarded as the primary beneficiary of the VIEs, and may treat them as our consolidated affiliated entities under U.S. GAAP. Accordingly, we will be able to consolidate the financial results of the VIEs in our combined and consolidated financial statements in accordance with U.S. GAAP.

In May 2018, we officially launched our capital-light model.

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

In January 2019, Shanghai Financing Guarantee obtained the license to conduct financing guarantee business. In order to streamline and consolidate the operation of our financing guarantee business, we plan to conduct all of our financing guarantee business through Fuzhou Financing Guarantee and are phasing out financing guarantees provided by Shanghai Financing Guarantee. Shanghai Financing Guarantee has been approved by the PRC authority to cancel its financing guarantee certificate, and such certificate has been returned to the PRC authority for cancellation.

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

In September 2019, we were approved by the People’s Bank of China to access the Credit Reference Center.

In October 2019, we were the first group to join the anti-fraud alert platform led by the Ministry of Public Security.

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

In July 2021, we were awarded “China’s Best Credit-Tech Services,” “China’s Best Implementation in Anti-Fraud Technology of the Year” and “China’s Best Technological Implementation in Risk Data and Analysis of the Year” at the China Country Awards 2021 by The Asian Banker.

In November 2021, we were awarded “New Champions 2021 – Excellence in agile business governance” by the World Economic Forum, being Asia’s only award-winning corporation at the New Champion Awards 2021.

In January 2022, we obtained the ISO/IEC 27701:2019 certificate in recognition of our privacy information management system.

In November 2022, we completed our public offering in Hong Kong and the trading of our class A ordinary shares on the Hong Kong Stock Exchange commenced on November 29, 2022 under the stock code “3660.” Immediately upon the completion of our secondary listing on the Hong Kong Stock Exchange, all the then-outstanding class B ordinary shares converted into class A ordinary shares on a one-for-one basis pursuant to the conversion notice delivered by Aerovane Company Limited to the company. No class B ordinary shares remained outstanding upon that conversion and we have not issued any further ones.

On March 31, 2023, we held an extraordinary general meeting and (i) varied and amended our authorized share capital by (a) re-designating and re-classifying all authorized Class B ordinary shares as Class A ordinary shares each on a one-for-one basis and (b) re-designating and re-classifying all authorized and unissued shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of our company may determine in accordance with the memorandum of association and articles of association of our company as Class A ordinary shares each on a one-for-one basis, (ii) adopted the third amended and restated memorandum and articles of association, and (iii) changed our English name from “360 DigiTech, Inc.” to “Qifu Technology, Inc.” and adopted “奇富科技股份有限公司” as our dual foreign name. Previously, under our dual class voting structure, our share capital comprises class A ordinary shares and class B ordinary shares. Each class B ordinary share is entitled to 20 votes, and each class A ordinary share is entitled to one vote on all matters subject to vote at a general meeting of us. As a result of our varied and amended authorized share capital, we unwound our dual-class shareholding structure and all the issued shares of our company (including the class B ordinary shares with super-voting rights) were redesignated and reclassified into class A ordinary shares which entitle holders to one vote for each share.

In July 2023, we were awarded “Best Lending Implementation in China” at the China Awards Program 2023 by the Asian Banker.

In September 2023, the national standards for financial large language models in China were officially released, and we were one of the leading entities in collaboration with the China Academy of Information and Communications Technology for the formulation of these standards.

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

The information that we have filed electronically with the SEC can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at https://ir.qifu.tech.

B.          Business Overview

Established in 2016, we are a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services, with 360 Jietiao app as our primary user interface. We are dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions, whereby we deploy our technology solutions to help financial institutions identify the diversified needs of consumers and SMEs, effectively access prospective borrowers that are creditworthy through multi-channels, enhance credit assessment on prospective borrowers, and manage credit risks and improve collection strategies and efficiency, among others. With user insights distilled from long-term engagement with users across life and business scenarios enabled by AI and data analytics, our technology solutions empower financial institutions across different stages of the loan lifecycle, enabling them to extend the reach of services and satisfy the financing needs of consumers and SMEs, and deliver to users more accessible credit services. In turn, we primarily derive service fees from our technology solutions to financial institutions. As of December 31, 2023, we had cumulatively facilitated approximately RMB1,818.5 billion (US$256.1 billion) of loans to 30.4 million borrowers. As of the same date, we had 50.9 million users with approved credit lines, accumulatively. We currently focus our operation on consumer Credit-Tech market while take a cautious view of expanding our services to the SME Credit-Tech market.

Our Services

We match underserved and unserved users with credit demand to a diversified pool of financial institutions with credit to supply, through both credit-driven services and platform services.

The following table presents our operating data related to credit-driven services and platform services for the years ended or as of December 31, 2021, 2022 and 2023:

	For the year ended/ As of December 31,
	2021				2022				2023
	Loan				Loan				Loan
	facilitation		Ending		facilitation		Ending		facilitation		Ending
	volume	%	balance	%	volume	%	balance	%	volume	%	balance	%

	(in RMB millions, except for percentages)
Credit-driven services	162,878	45.6	64,720	45.6	181,230	43.9	66,907	40.9	204,811	43.0	72,002	38.6
Platform services	194,225	54.4	77,268	54.4	231,131	56.1	96,558	59.1	271,020	57.0	114,476	61.4
Total	357,103	100.0	141,987	100.0	412,361	100.0	163,465	100.0	475,831	100.0	186,478	100.0

Credit-driven services

Under the credit-driven services category, we match prospective borrowers with financial institutions and empower financial institutions in borrower acquisition, credit assessment, fund matching and post-facilitation services. Loan products offered under this line of services are primarily funded by our financial institution partners, with the remainder extended by Fuzhou Microcredit, which is licensed to conduct micro-lending business in China. In both cases, we bear credit risks of the loans. For loans extended by our financial institution partners, we provide guarantees against potential defaults. Such contractual guarantee arrangement is underwritten either by the licensed VIEs, or third-party licensed guarantee companies or insurance companies, to which we may provide back-to-back guarantee at their request. With respect to loan facilitation services for loans funded by financial institution partners, we charge service fees directly from our financial institutional partners pursuant to pre-negotiated terms based on the contractual agreements that vary from case to case. Our service fee rate is typically the difference between the loan pricing rate, which is set by the financial institutions, and a fixed rate negotiated between us and the respective financial institutions. For loans funded by Fuzhou Microcredit, we charge borrowers interest fees, which reflects a number of factors including the credit profile of the borrowers, the availability of funding and the associated funding cost, and the tenor of loan products, among others.

Platform services

Our platform services include loan facilitation and post-facilitation services through our capital-light model, intelligent marketing services to financial institution partners under Intelligence Credit Engine, referral services and other technology solutions. We currently do not take credit risk under platform services. For the years ended December 31, 2021, 2022 and 2023, loans facilitated under our platform services accounted for approximately 54.4%, 56.1% and 57.0% of our total loan facilitation volume respectively.

Capital-light model

We launched our capital-light model in 2018 with the focus on implementing our strategic transition from a traditional risk bearing loan facilitator to a technology enabler. Under our capital-light model, we facilitate transactions between prospective borrowers and our financial institution partners through a suite of technology-enabled services spanning across the loan lifecycle, including borrower acquisition, technology empowerment in credit assessment, and post-facilitation services such as loan performance monitoring and loan collection. Under our capital-light model, we currently provide limited guarantee to certain collaborating insurance companies in the event of bankruptcy and certain financial institution partners pursuant to their internal requirements. Given the nature of such guarantee arrangements and our assessment that the likelihood of bankruptcy to occur with respect to the insurance companies is remote, we believe that such credit risks that we may take under the platform services are negligible. For loans facilitated under our capital-light model, we generate income through service fees charged to financial institution partners according to pre-negotiated terms that vary from case to case. Our service fee rate is typically a certain percentage of the pricing rate that is set by the financial institution partners on the loans to borrowers.

Intelligence Credit Engine (ICE)

ICE is an open platform that offers financial institution partners and other lending platforms intelligent marketing services. For loans facilitated through ICE, we match prospective borrowers with financial institution partners based on comprehensive data analysis and cloud computing technologies, and assist financial institution partners with preliminary credit screening of borrowers, but do not provide advanced credit assessment. We earn pre-negotiated service fees from financial institution partners and do not bear credit risks. Our service fee rate is typically a certain percentage of the pricing rate that is set by the financial institution partners on the loans to borrowers, and the service fee rate is subject to negotiations with the financial institution partners and varies from case to case.

Referral services

Because different financial institution partners prescribe different metrics assigned with various values in granting credit line approvals to prospective borrowers, some users fail to match the criteria of our financial institution partners and are rejected by them. However, such borrowers may still be within the target borrower group of other online lending companies. To offer better user experience to our users and maximize the value of user traffic on our platform, we provide referral services primarily to other online lending companies in line with industry practice and earn referral fees. We consider referral services to be supplemental in nature to our loan facilitation services. The scale of this line of services is relatively small, and referral fees generated from it fluctuates significantly from period to period.

Other technology solutions

In 2020, we began to offer financial institutions on-premise deployed, modular risk management SaaS. Since 2023, we started to offer end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model. Integrated with our credit assessment insights and algorithms as well as other proprietary technologies, our technology solutions help financial institution partners acquire borrowers and improve credit assessment results. Under this model, we typically take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions.

In terms of accounting treatments, under credit-driven services, we either provide guarantees for loans funded by financial institution partners, which are recorded as off-balance sheet loans, or fund loans through trusts and ABSs or Fuzhou Microcredit, which are record as on-balance sheet loans. Under platform services, all loans facilitated through our platform are recorded as off-balance sheet loans. We have a large balance of guarantee liabilities during the years ended December 31, 2021, 2022 and 2023, as we provide guarantees under credit-driven services. We also have a large balance of accounts receivable and contract assets as well as financial assets receivable during the same period, mainly arising from off-balance sheet loans, as well as loans receivable, mainly arising from on-balance sheet loans. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities, and an allowance for uncollectible receivables and contract assets based on estimates that incorporate historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. However, actual losses and credit risks are difficult to forecast. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We need to engage guarantee companies to provide credit enhancement or additional comfort to our financial institution partners, and we recognize guarantee liabilities for accounting purposes. If we fail to source and engage a guarantee company to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate, and our results of operations may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable” and “Item 5. Operating and Financial Review and Prospects—On- and Off-balance Sheet Treatment of Loans.” In terms of revenue recognition, we recognize financing income from on-balance sheet loans over the lifetime of the loans using effective interest method. For the off-balance sheet loans funded by financial institution partners, we recognize revenue from loan facilitation services, revenue from post-facilitation services and revenue from guarantee services (only applicable to off-balance sheet loans facilitated under credit-driven services). Please refer to “Item 5. Operating and Financial Review and Prospects—On- and Off-Balance Sheet Treatment of Loans” and “Item 5. Operating and Financial Review and Prospects—Key Line Items And Specific Factors Affecting Our Results of Operations—Net revenue” for details.

Products offered to users

Our core product offered to users is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our products are provided under the 360 Jietiao brand.

Our engagement with prospective consumer borrowers begins with a credit application which typically takes a few minutes. Once approved by our financial institution partners, a prospective borrower is granted a line of credit, typically with a principal amount ranging from RMB1,000 to RMB200,000, for drawdowns based on specific needs with an amount typically between RMB500 and RMB200,000. Prospective borrowers with good credit standing may be granted a higher credit line of up to RMB300,000 for different consumption needs. The average single drawdown amount in 2023 was RMB8,790 (US$1,238). When an approved borrower makes a drawdown request, we perform preliminary credit assessment on such borrower to ensure his or her continued qualification for drawdown before the request is transmitted to our financial institution partners for independent final risk assessment and loan disbursement approval. Once a drawdown is approved, a borrower may elect a loan tenor best suited for his or her financial needs, in fixed terms of one month, three months, six months, twelve months, eighteen months, twenty-four months or thirty-six months, to be repaid in monthly installments. The average amount of approved credit line for each borrower in 2023 was approximately RMB14,248 (US$2,007). In the instance where we provide guarantee services, the guarantee services are provided throughout the loan tenor. We are also offering other payment terms such as repayment at any time with a fixed daily interest. There is no interest-free period, but we may offer interest-free coupon in certain limited cases as promotional activities to promote borrowers’ interactions with our platform.

Aiming to serve credit needs of SMEs and address their unique risk profiles, we introduced 360 SME (“小微貸”) under the 360 Jietiao brand in late 2020. Currently, our 360 SME portfolio consists of invoice loans and tax loans, among others, which offer a line of unsecured credit with high limit and flexible loan tenors targeting credit demands of SMEs in different business settings and at different stages of business development. Once a drawdown is approved, a borrower may elect a loan tenor in fixed terms of one month, three months, six months, twelve months, eighteen months, twenty-four months or thirty-six months, to be repaid in monthly installments. In the instance where we provide guarantee services, the guarantee services are provided throughout the loan tenor. We are also offering other payment terms such as repayment at any time with a fixed daily interest. There is no interest-free period, but we may offer interest-free coupon in certain limited cases as promotional activities to promote borrowers’ interactions with our platform.

Total loan facilitation volume made through our platform in 2021, 2022 and 2023 was RMB357.1 billion, RMB412.4 billion and RMB475.8 billion (US$67.0 billion), respectively. The outstanding balance of all loans made through our platform as of December 31, 2023 was RMB186.5 billion (US$26.3 billion). The weighted average contractual tenor of loans we facilitated in 2021, 2022 and 2023 was 10.62 months, 11.69 months and 11.21 months, respectively.

Our Service Process and Operation Flow

With the focus on empowering financial institution partners and serving consumers and SMEs, our platform offers services covering the entire loan lifecycle. In particular, we set forth below the service process and operation flow for our end-to-end loan facilitation services under credit-driven services, as well as our capital-light model and ICE under platform services, which are the three primary models of services we offer. Credit-driven services and our capital-light model follow the same service process and operational flow from credit line approval to loan drawdown, and differ only in the post-facilitation stage, where under credit-driven services in which we bear credit risks, we make guarantee repayments to our financial institution partners if needed. For ICE, as we provide financial institution partners intelligent marketing services, we mainly conduct preliminary credit screening of prospective borrowers during the credit line approval stage, therefore participating in fewer steps in the loan lifecycle than we do under credit-driven services and our capital-light model.

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

Step 2: Portrait profiling, fraud detection and credit assessment. We deploy the Argus Engine to build a prospective borrower profile for fraud detection and credit assessment. Drawing on our database, AI-enabled credit assessment system, Argus Engine, and understanding through interactions with a broad user base, we are able to develop a more accurate and comprehensive prospective borrower portrait. Once an applicant passes the fraud detection test, we initiate a comprehensive credit assessment and generate a proprietary credit score for the applicant under credit-driven services and our capital-light model, or conduct only preliminary credit screening under ICE. Under credit-driven services and our capital-light model, following credit assessment, our Cosmic Cube Pricing Model formulates initial pricing recommendation to be provided to financial institution partners based on the overall credit profile of prospective borrowers and other market factors. See “—Credit Assessment” for details of the credit assessment process.

Step 3: Recommendation and matching. Through our workflow system CloudBank, under both credit-driven services and our capital-light model, we then recommend the prospective borrower’s profile along with pricing recommendation to our financial institution partners and share the results of our preliminary credit assessment with them to facilitate their final risk management and credit decision making including loan tenor, approved credit line, and other key terms of a loan product. For ICE, we only recommend prospective borrowers to financial institution partners based on the results of preliminary credit screening, and do not provide pricing recommendations.

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

The diagram below illustrates the step-by-step workflow and transaction process at the stage of credit line approval under the credit-driven service and our capital-light model.

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

The diagram below illustrates the step-by-step workflow and transaction process at the stage of loan drawdown under the credit-driven service and our capital-light model.

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

Stage 3: Post-facilitation services: continual credit profile monitoring and collection

Robust data analytics technologies have enabled us to continuously monitor the credit profiles of borrowers. After a borrower makes a loan drawdown, our Argus Engine tracks his or her borrowing and repayment activities, and automatically adjusts such borrower’s credit profile on an ongoing basis. Borrowers typically make repayments to our financial institution partners through third-party payment platforms rather than through our platform. We recognize revenues from post-facilitation services on a straight-line basis over the term of the underlying loans. We typically collect pre-negotiated service fees (inclusive of fees for loan facilitation services, post-facilitation services and guarantee service fees, if applicable) from financial institution partners on a monthly basis as borrowers make repayments over the term of the underlying loans. The diagram below illustrates the step-by-step workflow and transaction process at the stage of our post-facilitation services under credit-driven services and our capital-light model under platform services for cases where repayment is made on time.

If a loan is overdue, the Argus Engine, together with other robust data analytical algorithms, will automatically prescribe an initial collection approach based on borrower profiles. Based on the analysis results, we will first initiate an AI-driven, automated process, including AI-initiated calls and text messages, for collection of the outstanding amount. Thereafter, in-house human collection calls are typically made, along with other automated collection techniques, subject to adjustments. For details of our collection efforts, see “—Credit Assessment—Collection.” For loans under credit-driven services where we take credit risks, we will make guarantee repayments to the financial institution partners if a loan is past due for a certain period subject to the terms of the relevant agreements, after which we will retain any repayment made by the borrower. In the meantime, we will deploy continuous collection efforts, including outsourcing the collection to third-party collection service providers, to collect the delinquent amount, particularly after an extended period of loan delinquency. After notifying the borrower that fails to make repayment over a certain time frame, the financial institution partners would assign their claims to Fuzhou Financing Guarantee or Shanghai Financing Guarantee (before its financing guarantee license was canceled upon its voluntary application), and Fuzhou Financing Guarantee or Shanghai Financing Guarantee, as obligee, shall acquire the rights related to the claims. For loans under our capital-light model where we do not take credit risks, we, or the third-party collection service providers which are involved at a later stage, will continue to make collection efforts in accordance with agreements with the financial institution partners up to a predetermined point in time. Because we take credit risks and provide guarantee services under credit-driven services and currently do not take credit risks under platform services, the gross fees charged under credit-driven services are generally higher than the fees charged under platform services.

The following diagrams display the step-by-step workflow and transaction process of loan collection under the credit-driven services and our capital-light model.

For loans facilitated under ICE, we also provided limited collection services to a small portion of financial institution partners based on their special requests.

Credit Demand

Target user

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

We believe we are chosen by our users because of our reputation as a trusted and reliable platform and the convenient, fast, intuitive and transparent user experience that we offer through our platform. We have established a large base of loyal creditworthy users. As of December 31, 2023, we had 50.9 million cumulative users with approved credit lines in the aggregate, among which 62.0% had credit cards, mortgage loans or auto loans and 46.5% were between 25 to 35 years old. Our repeat borrower contribution was 91.6% for the year ended December 31, 2023.

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

Embedded finance model

In 2020, we started cooperating with leading online platforms with heavy user traffic under “embedded finance” model. These platform partners include, among others, leading short-form video platform, e-commerce platforms, ride-hailing companies and smart phone companies. Under this model, we embed our credit assessment, data analytics and other proprietary technology solutions within the partnering internet platforms. Therefore, credit services used by end users of our partnering platforms will be ultimately provided by us. Through “embedded finance,” we are able to reach more users effectively while empowering our partnering platforms to improve user experience and further unleash the monetization value of their user base. We have become the Credit-Tech service partner of many leading online platforms, gaining access to a large number of internet users across consumption scenarios for potential conversion into borrowers. As of December 31, 2023, we had partnered with 38 leading online platforms cumulatively and embedded finance has become an important user acquisition channel to us.

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

Credit Supply

We have a stable and diversified base of funding partners. We primarily rely on our financial institution partners, including national and regional banks and consumer finance companies, to fund our credit products. From time to time, we also fund a small percentage of loans through Fuzhou Microcredit. With sufficient and strong funding commitment from our financial institution partners, we have the flexibility to recommend suitable products to borrowers with different combinations of funding sources depending on market conditions. For the year of 2023, financial institutions including Fuzhou Microcredit accounted for 100% of our total funding.

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

As of December 31, 2023, we had established partner relationship with a total of 157 financial institutions cumulatively, including national and regional banks and consumer finance companies, across 26 provinces and autonomous regions of provincial level and 68 cities in China.

Fuzhou Microcredit

In March 2017, Fuzhou Microcredit was established, which has obtained the regulatory approval and micro-lending license to originate loans. The sources of funding for the loans funded by Fuzhou Microcredit include its registered capital, profits from its operations, shareholder loans and bank loans. In 2023, RMB46.4 billion (US$6.5 billion) of credit drawdowns on our platform were initially funded by Fuzhou Microcredit, representing approximately 9.7% of our total funding during such period. All loans funded by Fuzhou Microcredit were recorded on our balance sheet. Currently, Fuzhou Microcredit has a registered capital of RMB5 billion, which has been fully paid.

Alternative funding initiatives

We have explored and expect to continue exploring alternative funding initiatives, which include standardized capital instruments such as the issuance of ABSs. The type of underlying assets in the asset backed special plans includes beneficial rights in trusts and loans receivable. As of December 31, 2023, we had cumulatively issued ABSs of RMB31.0 billion (US$4.4 billion) with a comprehensive cost of funding of approximately 5%. In addition, our shelf registration of ABSs with a total value of issuance amounting to RMB14.8 billion has been approved by the Shanghai Stock Exchange and Shenzhen Stock Exchange as of December 31, 2023.

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

Comprehensive database

Large volume of high-quality data is a key factor differentiating Credit-Tech platforms. With users’ consent to our use of their data, we have developed a comprehensive database comprising a large volume of reliable information including, among others, a user’s credit history, credit lines granted by banks, consumption pattern and past repayment behavior, that are relevant to the assessment of a given user’s credit risk against future borrowing. We develop our database and build user profile primarily with our first-hand and proprietary data. Meanwhile, we also partner with third-party data providers to enrich our database of credit information. For example, we have access to the People’s Bank of China’s credit reporting system, which allows us to retrieve and submit data on borrowers’ credit profiles.

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

Real-time risk events monitoring

Leveraging the expansive and complicated relational network of a borrower’s financial connections, Argus Engine can extract the most important information from the massive dataset and determine the borrower’s credit profile. When a borrower makes an online credit drawdown or application, we need to conduct real-time credit assessment, which necessitates the support of a powerful credit profiling engine. As of December 31, 2023, the real-time graph engine was in the fourth generation with more than 2.4 billion nodes and 164 billion edges. It provides more than 110 million times online calculations daily, mapping first-degree connections in an average of 5 milliseconds, and second-degree connections in an average of 40 milliseconds. Backed by powerful computation, our real-time screening net can accurately identify risks from group fraud, multiple platform borrowing and default, among others.

Collection

We believe we optimize the collection process for delinquent loans based on the use of a C-Score we assign to each borrower in default using the Argus Engine. The C-Score processes data from historical collection efforts to automatically identify the most efficient channel for collection, including text messages, mobile app push notices, AI-initiated collection calls, human collection calls, emails or legal letters. We also outsource our collection to third-party collection service providers, particularly after 60 days of delinquency. To fulfill the compliance requirements, we have adopted and enforced comprehensive collection policies and procedures, including close monitoring of our third-party service providers, to ensure that all our collection practices, including in-house and third-party practices, are in compliance with current laws and regulations. First of all, all collection operations, either conducted by our in-house collection team or through third-party agencies, must be processed on our proprietarily developed online operation platform and call-out platform so that we are able to track and perform full-angle inspection on the collection practices. Secondly, all borrower data are subject to a desensitization procedure before they are used for collection. Our system enables a close-loop monitoring over the process of the collection exercise, from case categorization and the desensitization of delinquent borrowers’ information to the dispatch of delinquency information to the collection team or third-party collection agencies, as the case may be, and the collection call initiation. It ensures that only the necessary and minimum amount of desensitized data are being used for collection and that no data are able to be saved locally. Thirdly, all manual collection calls, either initiated by our in-house collection team or by third-party agents, are recorded and transmitted to our inspection system for an “AI + manual” dual inspection procedure, where our AI models will perform automatic, preliminary analysis on the content of the collection conversation against the rules that we set, identifying the expressions that are suspected to be deviating from our rules, and our inspection team will then further investigate the cases and provide improvement advice. Fourthly, we maintain real-time inspection on all collection operations. Our system constantly analyzes the real-time recording of the collection calls for potential defects or violations. Once a defect or violation is identified, a notice will be promptly sent to the on-site collection supervisor for intervention, so that we are able to proactively de-escalate the situation, prevent violative collections and deliver better user experience. Last but not least, we stipulate into each service agreements with our third-party agencies obligations of such agencies to abide by our policies, comply with laws and regulations, preserve confidentiality, refrain from using excessive or otherwise inappropriate measures.

We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. In 2023, the application of our AI-powered collection had handled 70% of our total collection volume. Our collection system can conduct automatic outbound calls in batches and interact with borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs. In 2023, we maintained a 30 day collection rate of approximately 86%.

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

With rigorous data privacy and security system, in June 2020, our fintech service application, 360 Jietiao, received both the app security certification and the app information security certification from the National Computer Virus Emergency Response Center, which is the official agency for anti-virus internet security and designated testing body for the “Special Crackdown on the Illegal Collection and Misuse of Personal Information by Apps” initiative by the Ministry of Public Security. In particular, 360 Jietiao received a level 3 rating for both app privacy and data security, the highest level granted by the center. Given the ongoing regulatory environment, the certifications granted to us recognize our core competency in privacy protection and security technology and further solidify our competitive advantage in terms of regulatory compliance.

Our commitment to protecting users’ privacy also shapes the way we collaborate with others on data insight enhancement for the purpose of credit assessment. For example, we obtain consent from users to use their data insights obtained from third-party sources for credit assessment purposes at the registration stage.

Technology & Security

We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior user experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by strong research and development and risk management teams, which accounted for 36% of our total employees, as of December 31, 2023.

Principal components of our technology infrastructure include:

●	Data science. Data science contributes to many elements of our business and operations, extending across an entire loan lifecycle. Our Argus Engine allows us to aggregate and assess thousands of data points to build a comprehensive profile for each user which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. Our workflow system CloudBank is capable of processing millions of transactions every day and integrates with our financial institution partners’ systems in loan disbursements, credit decisions, and payment clearances. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.
●	Artificial intelligence. We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-facilitation services. We consistently upgrade our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus Engine, which consistently re-evaluates statistically significant variables and re-develops policies around borrower credit assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal preliminary credit assessment mostly only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For instance, our AI-powered voice system, which we apply to the collection of delinquent loans, has reduced our collections staff significantly and empowered the remaining staff to be more efficient and effective.
●	Security. We are committed to maintaining a secure online platform. Our platform benefits from 360 Group’s expertise in the area of internet security. Our focus on security provides operational benefits because we believe borrowers are more willing to share sensitive information with us due to our security reputation. Key features of our security system are as follows:
●	Our firewall monitors and controls incoming and outgoing traffic 24 hours per day, and the firewall is updated and trained periodically with mimic attacks from hackers to spot potential loopholes and protect our platform from malware, computer virus and hackings;
●	Our servers are managed by 360 Group’s private cloud service and as such are both physically and virtually isolated with intensive security protocols; and
●	All transmission of borrower information is encrypted.

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

Seasonality

We experience seasonality in our business, mainly correlating to the seasonal fluctuations in internet usage and traditional personal behavior patterns in China. For example, individual borrowers generally reduce their borrowings during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, when e-commerce platforms hold special promotional campaigns, for example, on November 11 and December 12 each year, we typically observe an increase in borrowing proceeds immediately following these campaigns. However, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Competition

We currently primarily target the consumer Credit-Tech market, and compete for borrowers, financial institution partners and other third-party services with other Credit-Tech platforms with the similar market focus, which mainly include Credit-Tech platforms backed by large internet companies, and independent Credit-Tech platforms that operate standalone platforms without support from traditional financial institutions or large internet companies. As the macro and regulatory environment evolve in recent years, we have observed dynamic changes in the market landscape. As regulatory compliance becomes increasingly important, smaller and weaker Credit-Tech platforms that lack capabilities to achieve profitability while maintaining compliance are expected to gradually withdraw from the market, which in turn creates opportunities for us to further strengthen our market position.

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

As of December 31, 2023, we had 194 registered trademarks and 168 trademarks pending approval in China, 265 registered patents and 713 patents pending approval in China. As of December 31, 2023, we had 86 registered software copyrights and seven copyrights of works in China. We are also the registered holder of 65 domain names in China.

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

Regulations on Foreign Investment Restrictions

The Company Law and The PRC Foreign Investment Law

Companies established and operating in the PRC shall be subject to the Company Law of the PRC, which was promulgated by the SCNPC on December 29, 1993, came into effect on July 1, 1994, and last revised on December 29, 2023 and will be effective on July 1, 2024. The Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises in the PRC. Unless otherwise provided in the PRC foreign investment laws, the provisions in the Company Law shall prevail. The main amendments in the PRC Company Law involve improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, among others. The PRC Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises.

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

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system, through which foreign investors are required to submit information relating to their investments to the Ministry of Commerce or its local branches.

The Implementing Regulation for the Foreign Investment Law of the PRC (Decree No. 723 of the State Council), adopted at the 74th executive meeting of the State Council on December 12, 2019 and effective on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.

Regulations on foreign investment industries

The National Commission of Development and Reform and the Ministry of Commerce issued the Guiding Catalog for Foreign Investment Industries (2017 Revision) in June 2017. In accordance with this catalog, foreign investment industries are divided into three categories: the “encouraged category,” the “restricted category” and the “prohibited category.” The latter two categories were repealed pursuant to the Negative List (2021) promulgated by the commission and the ministry on December 27, 2021 and effective on January 1, 2022. Foreign investments in industries that are not mentioned under the foregoing categories are generally deemed permitted.

On December 30, 2019, the Ministry of Commerce and the SAMR jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies with new procedures. On December 31, 2019, the Ministry of Commerce issued the Announcement on Matters Relating to Foreign Investment Information Reporting which emphasizes the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulates the forms for information reporting.

Regulations on value-added telecommunications services

The Telecommunications Regulations of the PRC issued by the PRC State Council in September 2000, as amended in February 2016, set out a regulatory framework for telecommunications service providers in the PRC. Under these regulations, telecommunications service providers are required to procure operating licenses for basic telecommunications services and licenses for value-added telecommunications services. In July 2017, the Ministry of Industry and Information Technology issued the Administrative Measures for the Telecommunications Business Operating Permit which took effect in September 2017 and invalidated the prior telecommunications permit measures issued in 2009. The Administrative Measures for the Telecommunications Business Operating Permit regulate that a commercial operator of value-added telecommunications services must first obtain the VATS License and conduct its business in accordance with the specifications listed in the license, thereby providing more detailed requirements and procedures for the value-added telecommunications services industry. In September 2000, the PRC State Council promulgated the Administrative Measures on Internet Information Services, which was amended in January 2011 and effective immediately. The Administrative Measures on Internet Information Services define “internet information services” as the services providing information through the internet to online users and further divide such services into “commercial internet information services” and “non-commercial internet information services.” internet content provider is considered as a sub-set of value-added telecommunications business. In accordance with the Administrative Measures on Internet Information Services, commercial internet information services operators must obtain a VATS License with the business scope of Internet information service, namely, the ICP License from competent government authorities before engaging in any commercial internet information services business in the PRC.

The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, issued by the PRC State Council in December 2001 and amended in September 2008, February 2016 and March 2022, respectively, and the Circular on Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (Operating E-commerce) issued by the Ministry of Industry and Information Technology on June 19, 2015, clarify that foreign-invested value-added telecommunications enterprises may only be Sino-foreign equity joint ventures, whose foreign equity ownership may not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce businesses) which may be wholly owned by foreign investors. Historically, foreign investors having equity ownership in those foreign-invested value-added telecommunications enterprises are required to have a good track record and operational experience in value-added telecommunications businesses. On March 29, 2022, the State Council promulgated the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations, effective on May 1, 2022, which stipulate that the requirements of the aforementioned operational experience and good track record on foreign investors of a value-added telecommunications service provider are no longer required.

Additionally, in July 2006, the Ministry of Industry and Information Technology issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Businesses, which stipulates that foreign investors can only operate telecommunications businesses in China through telecommunications enterprises with valid telecommunications business operation licenses and prohibits a domestic company that holds a VATS License from leasing, transferring or selling such license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities to foreign investors that conduct a value-added telecommunications business illegally in China.

We provide Credit-Tech services for which a VATS License is required. Shanghai Qiyu, one of the VIEs, obtained its ICP License, a type of VATS License, in April 2021. The subsidiary of Shanghai Qiyu, Fuzhou Microcredit, obtained an ICP License in April 2023.

Regulation on Online Finance Services Industry

General regulations on internet finance service

In July 2015, the Guidelines on Promoting the Healthy Growth of Internet Finance, were promulgated by ten PRC regulatory agencies, including the People’s Bank of China, the Ministry of Industry and Information Technology  and the China Banking Regulatory Commission, or the CBRC, and provide the definition of “online lending.” Online lending under the guidelines includes peer-to-peer online lending, meaning the direct loans transacted through the internet between individual lenders and borrowers, and online micro-lending, meaning the small-sum loans transacted through the internet and offered by online micro-lending companies.

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

In August 2015, the Supreme People’s Court issued the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, which took effect in September 2015 and most recently revised on December 29, 2020. The provisions define private lending as financing between and among individuals, legal entities and other organizations. They establish that private lending contracts are to be upheld as valid in the absence of (i) relending of funds to a borrower who knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower who knew or should have known that the funds were borrowed from other enterprises or raised by the company’s employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations. In addition, pursuant to the provisions, lending agreements between private lenders and borrowers with annual interest rates below 24% are valid and enforceable. As to the loans with annual interest rates between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender voluntarily, and so long as such payments have not damaged the interest of the state, the community and any third party, the People’s Court will turn down the borrower’s request to demand the return of the excess interest payments. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the People’s Court will support such requests.

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

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the People’s Court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center, an institution authorized by the People’s Bank of China, on the 20th of each month since August 20, 2019. According to the amendment, the upper limits of interest rates of 24% and 36% provided in the 2015 Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the excess of the aggregate amount over the Quadruple LPR Limit shall not be supported by the People’s Court. The Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes received by the People’s Court after its implementation on August 20, 2020. If the lending activity occurred before August 20, 2019, the upper limit of the protected interest rate equals four times of the one-year Loan Prime Rate at the time of the plaintiff’s filing of lawsuit.

On December 29, 2020, the Supreme People’s Court issued the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending, which clarifies that seven types of local financial organizations, including micro-lending companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The Judicial Interpretation Amendment is not applicable to disputes arising from foregoing organizations’ engagements in financial service businesses.

Although the Judicial Interpretation Amendment and the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending provide that they do not apply to licensed financial institutions including micro-lending companies that conduct loan and Credit-Tech businesses, there are uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to it pursuant to under Circular 141 or in certain circumstances, the basis of the formula used to determine the interest rate limit, the scope of inclusion of related fees and insurance premiums and inconsistencies in the standard applied and enforcement actions taken by different PRC courts.

We conduct loan facilitation services through our Credit-Tech platform. We charge service fees from financial institution partners for loans funded by them, and charge borrowers interest fees through Fuzhou Microcredit, which is a subsidiary of the VIEs and is licensed to conduct micro-lending business in China, for loans funded by it. Our financial institution partners and Fuzhou Microcredit are permitted to charge interests for the loans they fund pursuant to PRC laws and regulations.

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

We operate a Credit-Tech platform to facilitate loans between borrowers and our financial institution partners, and we do not fund the loans facilitated through our platform, other than the loans funded by Fuzhou Microcredit, a subsidiary of the VIEs licensed to conduct micro-lending business in China. We do not raise funds from our financial institution partners to provide loans to borrowers.

Regulations on the business of loan facilitation

In April 2017, the P2P Online Lending Working Group issued the Notices on Cash Loans. The Notices on Cash Loans require the local branches of the P2P Online Lending Working Group to conduct a comprehensive review and inspection of the cash loan business on online lending platforms and require such platforms to take necessary improvements and remediation measures within a specific period of time to comply with the requirements under applicable PRC laws and regulations. The Notices on Cash Loans aim to eliminate non-compliance in the operations of online lending platforms, including fraudulent activities, loans with excessive interest rates, and forced loan collection practices.

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

Circular 141 further requires P2P lending information intermediaries not to outsource their core operations such as borrower information collection, borrower selection, credit evaluation and accounts opening. The banking financial institutions, in addition to observing the requirements set forth in the Interim Measures on Administration of Personal Loans issued by the CBRC in February 2010, shall also comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not outsourcing credit review and approval, risk management or other core operations in the provision of credit services to third-party collaborators; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any third party that does not have the qualifications to provide guarantees; (iii) making sure that the third party with which it cooperates will not charge any interests or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans. In addition, according to Circular 141, all the relevant local authorities should submit the regulation plan and monthly working progress to the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group, which indicates gradual rectification for compliance with Circular 141 is allowed.

The Interim Measures for Administration of Internet Loans Issued by Commercial Banks, promulgated by the China Banking and Insurance Regulatory Commission, came into effect on July 12, 2020 and was amended on June 21, 2021, which apply to the institutions cooperating with commercial banks to develop internet loan businesses and their existing business models. Pursuant to these measures, commercial banks shall evaluate their cooperating institutions and implement processes to manage these institutions. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party agencies with records of violent collection or other illegal records to collect loans. The measures also provide that, except for cooperating institutions that contribute funding to the loans, commercial banks shall not completely delegate the cooperating institutions to perform core operations, such as loan disbursement, principal and interest collection, and stop payment. Pursuant to the measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and shall bear primary responsibility for post-loan management. Regional banks that carry out Internet lending business shall mainly serve local customers, prudently conduct business across administrative regions of registration, and effectively identify and monitor the development of business across administrative regions of registration. As we operate a Credit-Tech platform and collaborate with financial institution partners in the loan lifecycle, pursuant to the measures, we shall not participate in the independent risk management and credit approval processes for the loans funded by commercial banks. We are not involved in financial institutions’ independent credit review and approval and risk management operations. We assist in financial institutions’ post-loan management as instructed or delegated by them and the financial institutions still bear the primary responsibility, among others, in compliance with the measures.

In accordance with the above measures, the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Standardizing the Internet Loans Business of Commercial Banks was issued and took effect on February 19, 2021, setting detailed rules on strengthening risk management of the banking financial institutions and strictly controlling cross-regional operations. Furthermore, on July 12, 2022, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services, which further requires commercial banks to: (i) effectively conduct security assessments on the cooperating institutions which provide and process personal information; (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent cooperating institutions from intercepting, pooling, or misappropriating fund; (iii) standardize the Internet loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of the regulations on Internet loans; and (iv) strengthen the protection of consumer rights and interests, strengthen the compliance management of the marketing and publicity behaviors of cooperating institutions, and clearly stipulate prohibited behaviors in the cooperation agreement.

The Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services mainly regulates the conducts of commercial banks. We will closely monitor the regulatory requirements, seek guidance from regulatory authorities and take applicable measures in a timely manner to maintain our cooperation with the commercial banks and ensure compliance with laws and regulations applicable to us.

On February 2, 2024, the China National Financial Regulatory Administration issued the Administrative Measures for Fixed Asset Loans, the Administrative Measures for Working Capital Loans, and the Administrative Measures for Personal Loans, which will come into effect on July 1, 2024. The Administrative Measures for Personal Loans further require banks and other financial institutions to strengthen their own channel construction and independent risk control: (i) the lender shall not entrust the core matters of risk control in the loan investigation involving the borrower’s true intention, income level, debt situation, source of own funds and access to external evaluation institutions to a third party; (ii) the lender can interview the borrower through video according to business needs (excluding loans for personal housing purposes). The video interview shall be conducted on the lender’s own platform, and the image shall be recorded and saved; (iii) the lender shall require the borrower to sign the loan contract and other documents in person, or sign contracts and documents through electronic banking channels (excluding loans for personal housing purposes). The Administrative Measures for Personal Loans also regulate that where the China Banking and Insurance Regulatory Commission stipulates otherwise on other special types of loans such as Internet loans, such provisions shall prevail. As of the date of this annual report, the above three measures have not formally taken effect and it is uncertain how they will be enacted, interpreted and implemented.

In addition, we have taken various measures to comply with Circular 141, the Interim Measures for Administration of Internet Loans Issued by Commercial Banks and other laws and regulations that are applicable to our loan facilitation business operations. For details about the various measures we have taken to comply with Circular 141, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”

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

Regulations on online lending information intermediaries

In August 2016, the CBRC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Lending Measures on Administration of Business Activities of Online Lending Information Intermediaries, which introduced online lending information intermediaries as financing information enterprises specifically engaged in the business of lending information intermediation services connecting investors and borrowers. Pursuant to that, online lending information service providers must complete registration with local financial regulatory departments, apply for appropriate telecommunication business licenses in accordance with the rules issued by competent telecommunication authorities and specify the “online lending information intermediary” in its business scope.

In accordance with these measures, the CBRC, the Ministry of Industry and Information Technology and the State Administration for Industry and Commerce jointly issued the Circular on Printing and Distribution the Guidelines on the Filing-based Administration of the Online Lending Information Intermediaries in October 2016, setting forth the rules on the filing-based administrative regime of online lending information intermediaries which requires local financial regulators to register, publicize and archive the basic information of online lending information intermediaries within their respective jurisdictions.

In November 2019, the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group issued the Guiding Opinions on the Transformation of Online Lending Information Intermediaries into Pilot Micro-Lending Companies, or Circular 83. Circular 83 allows qualified online lending information intermediaries to transform into micro-lending companies in order to proactively deal with and resolve the existing business risks of online lending information intermediaries industry. The online lending information intermediaries to be transformed must comply with certain requirements including strong shareholder backgrounds and a registered capital of RMB50 million.

Regulations on online marketing of financial products

On December 31, 2021, the People’s Bank of China and six other departments jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), which regulate online marketing of financial products by financial institutions or internet platform operators entrusted by such financial institutions. The draft measures prohibit third-party online platform operators from being involved in the sales process of financial products in a disguised way without the approval of financial regulatory authorities, including, but not limited to interactive consultation with consumers on financial products, suitability evaluation of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business. Suitability evaluation of consumers of financial products means, according to the Guiding Opinions of General Office of the State Council on Strengthening the Protection of Rights and Interests of Financial Consumers promulgated on November 4, 2015, the system for evaluating the preference, cognition and tolerance of risks for consumers of financial product in order to provide financial products and services that fit such consumers. We do not conduct suitability evaluation of consumers of financial products. Instead, we utilize technologies to conduct preliminary credit assessment on prospective borrowers and match such prospective borrowers with financial institution partners. As of the date of this annual report, the above draft measures have not been formally adopted and it is uncertain when the final regulations will be issued and take effect, and how they will be interpreted and implemented.

As advised by our PRC legal counsel, considering the draft measures specifically provide that (i) third-party online platforms shall use the online marketing and publicity content reviewed and determined by financial institutions in promoting and recommending financial products to prospective borrowers, and (ii) financial institutions that entrust operators of third-party online platforms to carry out online marketing of financial products shall assume management responsibilities, the draft measures do not forbid third-party online platform operators entrusted by such financial institutions to carry out internet marketing activities of financial products. Therefore, as advised by our PRC legal counsel, under the draft measures, our online platform entrusted by financial institutions is allowed to conduct online marketing under our embedded financial model, intelligent marketing services or other platform services provided to financial institutions as long as (i) we are not involved in the aforementioned sale process of financial product and (ii) the operations of our online platform continue to be entrusted by financial institutions pursuant to the laws and regulations. Nevertheless, certain service fees we charge from financial institution partners are based on loan volume and interest rate, which may be recognized as participating in the income sharing of financial business in a disguised way. According to the draft measures, we may be required to adjust the way we charge financial institutions. If the draft measures take effect in its current form, we will consult and negotiate with our financial institution partners to make the necessary adjustments on cooperation agreements as required by the authorities and our financial institution partners to ensure compliance. Meanwhile, the draft measures provide a six-month grace period from its effectiveness date for companies to make adjustments and become compliant with the provisions therein. If they are adopted in their current form, we believe the adjustment of the service fee arrangement will not have a material adverse effect on the cooperation between the financial institutions and us or our revenues.

Based on our current assessment, we are of the view that such measures we may take will not cause any adverse impact on our business operation and financial condition. In addition, since the draft measures do not prohibit third-party online platform operators entrusted by financial institutions from carrying out internet marketing activities of financial products, we are allowed to use the proceeds to conduct further online marketing and collaborate with other online platform operators to the extent permitted by the laws and regulations. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with laws and regulations applicable to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our access to sufficient and sustainable funding at reasonable costs cannot be assured. If we fail to maintain collaboration with our financial institution partners or to maintain sufficient capacity to facilitate loans to borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.”

Regulations on microcredit business

In May 2008, Guidance on the Pilot Establishment of Micro-Lending Companies was jointly promulgated by the CBRC and the People’s Bank of China, authorizing provincial governments to approve the establishment of micro-lending companies on a test basis. The establishment of a micro-lending company is subject to the approval of the competent government authority at the provincial level. The major sources of funds for a micro-lending company are limited to capital paid by shareholders, donated capital and capital borrowed from up to two financial institutions. Furthermore, the balance of the capital borrowed by a micro-lending company from financial institutions must not exceed 50% of the net capital of such micro-lending company. The interest rate and terms of the borrowed capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate must be determined by using the Shanghai Inter-bank Offered Rate as the base rate. With respect to the grant of credit, micro-lending companies are required to adhere to the principle of “small sum and decentralization.” The outstanding balance of the loans granted by a micro-lending company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a micro-lending company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the People’s Bank of China. Micro-lending companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the aforementioned guidance, micro-lending companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment losses. Micro-lending companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

Based on this guidance, many provincial governments, including that of Fujian Province, promulgated local implementing rules on the administration of micro-lending companies. In March 2012, Fujian Provincial People’s Government issued the Interim Administrative Measures on Micro-Lending Companies of Fujian, imposing the management duties upon the regulatory authorities and specifies more detailed requirements on the micro-lending companies. We operate online micro-lending business through one of the subsidiaries of the VIEs, Fuzhou Microcredit, which is approved by the local government authority to conduct micro-lending business in China.

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

On December 8, 2017, the P2P Credit Risks Rectification Working Group promulgated the Implementation Plan of Specific Rectification for Risks in Micro-Lending Companies Conducting Online Micro-Lending Business, or Circular 56. Pursuant to Circular 56, “online micro-lending” is defined as micro-lending provided through the internet by online micro-lending companies. Circular 56 emphasizes several material aspects subject to inspection and rectification, which include but not limited to (i) online micro-lending companies must be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and approved online micro-lending companies that operate in violation of any regulatory requirements must be re-examined; (ii) whether the qualification and funding source of the shareholders of online micro-lending companies are in compliance with the applicable laws and regulations; (iii) whether the “integrated actual interest” (namely, the aggregated costs of borrowing charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rates of private lending set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether campus loans, or online micro-lending with no specific scenario or designated use of loan proceeds are granted; (v) with respect to the loan business conducted in collaboration with third-party institutions, whether micro-lending companies cooperate with internet platform without website filing or telecommunications business license to provide online micro-lending, whether the online micro-lending companies outsource their core business (including the credit assessment and risk management), or accept any credit enhancement service provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fee from the borrowers; and (vi) whether there are any entities conducting online micro-lending business without the approval or license for lending business.

On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Supervision and Management of Micro-Lending Companies, or Circular 86. Circular 86 aims to regulate the operation of micro-lending companies, prevent and resolve relevant risks and promote the healthy growth of the micro-lending industry. Circular 86 provides the following requirements with respect to micro-lending companies, including. without limitation: (i) the financing balance of the micro-lending company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the micro-lending company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the micro-lending company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the micro-lending company; (iv) micro-lending companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by micro-lending companies before they are released to the borrowers, and if micro-lending companies have deducted any upfront fees in violation of relevant rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) micro-lending companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online micro-lending business; and (vi) the micro-lending companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the China Banking and Insurance Regulatory Commission and the People’s Bank of China published the Interim Measures for the Administration of Online Micro-Lending Business (Draft for Comments), adding new requirements on Online Micro-Lending Business. In particular, the draft interim measures, among other things, strengthens the legal approval, license and access conditions of online micro-lending business. Pursuant to the draft interim measures, to the extent a micro-lending company engages in online micro-lending business, the said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall be not operated beyond such region without the approval of the banking regulator under the State Council. The draft interim measures provide the following requirements with respect to micro-lending companies that engage in online micro-lending business, including, without limitation; the registered capital of a micro-lending company which engages in online micro-lending business shall not be less than RMB1 billion and shall be paid in lump-sum in the form of cash; the registered capital of a micro-lending company which engages in online micro-lending business across provincial-level administrative regions shall not be less than RMB5 billion and shall be paid in lump-sum in the form of cash; and the capital contribution of a micro-lending company’s controlling shareholder shall not be higher than 35% of its net assets in the previous fiscal year. The draft interim measures also provide that the controlling shareholder of a micro-lending company which engages in online micro-lending business shall have a good financial position and be profitable consecutively in the last two fiscal years while having cumulative tax liabilities of not less than RMB12 million (as per the standard of consolidated accounting statement). In addition, an investor, its related parties and persons acting in concert shall not be the major shareholders of more than two micro-lending companies that engage in online micro-lending business across provincial level administrative regions, or hold controlling interests in more than one micro-lending company that engage in online micro-lending business across provincial-level administrative regions. Fuzhou Microcredit complies with such requirement.

Fuzhou Microcredit has obtained the approval from a competent supervising authority to operate online micro-lending business. Currently, Fuzhou Microcredit can conduct cross-province business with its valid license. As of the date of this annual report, the draft interim measures are yet to be formally promulgated and adopted and it is uncertain when the final regulations will be issued and take effect and how they will be enacted, interpreted and implemented. If the draft interim measures take effect in its current form, Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-lending business across provincial-level administrative regions. As of the date of this annual report, Fuzhou Microcredit has increased its registered capital to RMB5 billion, which has been fully paid, to meet the requirements as stated in the draft interim measures and would proactively apply for the license to engage in online micro-lending business across provincial-level administrative regions when the relevant rules are officially formulated. If we fail to obtain the license to engage in online micro-lending business across provincial-level administrative regions, we may not be able to obtain sufficient funding to fulfill our future growth needs. As the regulatory regime and practice with respect to online micro-lending companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on online micro-lending companies. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with laws and regulations applicable to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”

Regulations on Financing Guarantee

In March 2010, seven government authorities, including the CBRC, the Ministry of Commerce and the Ministry of Finance, promulgated the Interim Administrative Measures for Financing Guarantee Companies which require an entity or individual to obtain a prior approval from the government authorities before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. The Regulations on the Supervision and Administration of Financing Guarantee Companies define “financing guarantee” as a guarantee provided for the debt financing, including, but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including, but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Regulations on the Supervision and Administration of Financing Guarantee Companies also provide that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.

On October 9, 2019, nine government authorities including the China Banking and Insurance Regulatory Commission, the National Commission of Development and Reform and the Ministry of Industry and Information Technology  promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, which, as advised by our PRC legal counsel, for the first time, explicitly require that institutions providing services of customer recommendation and credit assessment to various lending institutions, including us as a Credit-Tech company, shall not provide, directly or in a disguised form, financing guarantee services without the approvals of relevant government authorities. For the companies that do not have the financing guarantee licenses but engage in the financing guarantee business, the regulatory authorities shall suspend such operations and cause these companies to properly settle the existing business contracts.

On July 14, 2020, the China Banking and Insurance Regulatory Commission issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, which took effect on September 1, 2020. The guidelines stipulate the guidelines for the competent regulatory authorities to continually analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to these guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas subject to off-site supervisions.

On December 31, 2021, the People’s Bank of China issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which regulate all types of local financial organizations including financing guarantee companies. Pursuant to the regulations, local financial organizations are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle. The rules for cross-province business carried out by local financial organizations shall be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provincial administrative regions to maintain compliance.

Fuzhou Financing Guarantee, through which we provide guarantee services to our financial institution partners, has obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in June 2018. Shanghai Financing Guarantee (before its financing guarantee license was canceled upon its voluntary application), through which we provide guarantee services to our financial institution partners, obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in January 2019. Shanghai Financing Guarantee has applied, and permission has been granted by the PRC authority, to have its financing guarantee certificate canceled, and such certificate has been returned to the PRC authority for cancellation.

If the Regulations on Local Financial Supervision and Administration (Draft for Comments) were to be adopted in its current form, Fuzhou Financing Guarantee may need to obtain the legal approval of the financial regulatory department of the State Council in order to engage in Financing Guarantee business across provincial-level administrative regions. However, given the Regulations on Local Financial Supervision and Administration (Draft for Comments) have not come into effect as of the date of this annual report, there are uncertainties as to their interpretation, application and enforcement. We will closely monitor the legislative process, seek guidance from regulatory authorities and take applicable measures in a timely manner to ensure our compliance with laws and regulations applicable to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”

Regulations On Credit Reporting Business

The PRC government has adopted several regulations governing personal and enterprise credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies, issued by the People’s Bank of China, in the same year.

The Regulation for the Administration of Credit Reporting Industry defines “credit reporting business” and “credit reporting agency” for the first time. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit-related information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Besides, the Regulation for the Administration of Credit Reporting Industry and the Management Rules on Credit Agencies stipulate that the establishment of a credit reporting agency to engage in individual credit reporting business shall be subject to the approval of the People’s Bank of China, and the requirements for such establishment. Such requirements include: (i) the credit reporting agency’s major shareholders shall have a good reputation and do not have any record of major violation of law or non-compliance in the past three years; (ii) the credit reporting agency’s registered capital shall not be less than RMB50 million; (iii) the credit reporting agency shall have facilities, equipment, systems and measures in place for the protection of information security which comply with the provisions of the People’s Bank of China; (iv) the candidates for the credit reporting agency’s director, supervisor and senior management positions shall be familiar with laws and regulations relating to credit reporting business, shall possess the work experience and management capabilities in the credit reporting business required for performance of their duties, shall not have any record of major violation or non-compliance during the past three years, and shall have obtained the appointment qualifications approved by the People’s Bank of China; (v) the credit reporting agency shall have a proper organizational structure; (vi) the credit reporting agency shall have proper internal control systems for, among others, business operation, information security management and compliance management; (vii) the credit reporting agency’s individual credit information system shall satisfy the standard of National Information System Security Level Protection Level 2 or above; and (viii) the credit reporting agency shall satisfy any other prudential requirements of the People’s Bank of China. Establishment of a credit reporting agency to engage in enterprise credit reporting business shall complete filing with the responsible branch of the People’s Bank of China. To complete the filing, a company must submit to the People’s Bank of China (i) its business license; (ii) an explanation on equity structure and organization structure; (iii) a description of its scope of business, business rules and basic information on business system; and (iv) its information security and risk prevention measures. Entities engaged in individual/enterprise credit reporting business without such approval/completing filing formality may be subject to fine or criminal liabilities.

Given that the People’s Bank of China is a subordinate authority under the State Council, the Management Rules on Credit Agencies enacted by the People’s Bank of China is based on the Regulation for the Administration of Credit Reporting Industry, and further details the rules with respect to the administration for credit reporting agencies, including rules to establish, change and deregister a credit reporting agency and the rules for the daily operation of a credit reporting agency.

On September 27, 2021, the People’s Bank of China issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, effective on January 1, 2022. The measures define “credit information” to include “basic information, borrowing and lending information and other relevant information collected pursuant to the law to provide services for financial and other activities for identifying and judging the credit standing of businesses and individuals, as well as analysis and evaluation formed based on the aforesaid information.” They apply to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services with credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to the Credit Reporting Measures. The measures require that whoever engages in personal credit reporting business shall obtain permit from the People’s Bank of China’s personal credit reporting agency and whoever engages in enterprise credit reporting business shall complete filing formalities pursuant to the law; and whoever engages in credit rating business shall complete filings as a credit rating agency pursuant to the law. The Credit Reporting Measures provide rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect, compile, store and process credit information by unlawful means, and must not alter original data, (ii) information user shall not abuse credit information, and the credit reporting agencies shall comply with business rules when they provide credit information for credit inquiry, credit evaluation, credit rating and anti-fraud services, (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish an emergency and report system for incidents, and (iv) credit reporting agencies shall comply with related laws and regulations when providing credit information to overseas. The measures provide an 18-month grace period from their effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions.

In addition, on July 7, 2021, the Credit Information System Bureau of People’s Bank of China further issued the Notice Relating to Disconnecting Direct Connection to 13 internet platforms including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.

Historically, in order to serve our users, after users’ authorizations, we collected certain basic information and other necessary information of users for preliminary fraud detection and user credit assessment, and then recommended the prospective borrowers’ profiles to our financial institution partners to assist them to make their final risk assessment and credit decision independently. Pursuant to the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection, the abovementioned operations may be deemed as operations of credit reporting business. To ensure compliance, we have involved two licensed credit reporting institutions and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with two licensed credit reporting institutions to ensure the flow of personal information complies with the requirements of the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. We will closely monitor the regulatory requirements, seek guidance from regulatory authorities and take applicable measures in a timely manner to ensure our compliance with laws and regulations applicable to us.

Regulations on Consumer Protections

The Law on Protection of Consumers’ Rights and Interests of the PRC, or the Consumer Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993 and last amended on October 25, 2013 and effective from March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms, and the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. In addition, platform operators may be jointly and severally liable with the sellers and service providers if they are aware or should be aware that the sellers or the service providers are using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity. The Consumer Protection Law also provides principles of legality, appropriateness and necessity for collecting or using consumers’ personal data. In particular, businesses operators should disclose the purposes, methods and scopes of collecting and using personal data and obtain consumers’ consent. Business operators should also disclose the terms for its data collection and use and should not collect or use information in violation of laws, regulations or agreements with consumers. Businesses operators should maintain confidentiality of the personal data collected from consumers and should not leak or sell personal data and should not provide personal data in violation of laws to third parties. They should also adopt technical and other necessary measures to ensure security of personal data, and to safeguard against information leak and loss. In case of information leak or loss, remedial measures should be taken by the business operators.

On December 26, 2022, the China Banking and Insurance Regulatory Commission issued the Measures for the Administration of the Protection of Consumer Rights and Interests by Banking and Insurance Institutions, which came into effect on March 1, 2023. These measures mainly require banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumers’ rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of partners and complaint processing, among others. These measures further require banking and insurance institutions: (i) to establish a list-based management mechanism for their partners, set the access and exit standards for partners for cooperation matters involving consumers’ rights and interests, and strengthen the continuous management of partners. The cooperation agreement shall specify the responsibilities and obligations of both parties concerning the protection of consumers’ rights and interests, including, but not limited to information security control, service price management, service continuity, information disclosure, dispute resolution mechanism, assumption of liability for breaches of contract and emergency response; (ii) not to allow a third-party partner to promote or sell products and services to consumers in the name of the banking or insurance institution at its business outlets or on the network platforms that it operates itself; (iii) to handle the personal information of consumers together with their partners on the basis of the authorization and consent of consumers, and the cooperation agreement shall stipulate clauses on data protection responsibility, confidentiality obligation, default liability, contract termination and emergency response; and (iv) to urge and regulate the Internet platform enterprises cooperating with them to protect the personal information of consumers effectively, and the personal information of consumers shall not be transmitted between different platforms without the consent of consumers, unless otherwise stipulated by laws and regulations. There are uncertainties with respect to the application and enforcement of the newly published measures. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over the course of our cooperation with banking institutions.

On March 15, 2024, the State Council promulgated the Implementation Regulations on the PRC Consumer Rights and Interests Protection Law, which will take effect on July 1, 2024. These implementation regulations refine and supplement the provisions on operator obligations, and improve the provisions related to the online consumption. For example, (i) operators shall not use standard clauses to unreasonably exempt or reduce their liabilities, aggravate consumers’ liabilities, or restrict consumers’ rights to change or terminate contracts in accordance with the law, choose litigation or arbitration to resolve disputes, or choose goods or services from other operators; (ii) operators shall not excessively collect consumers’ personal information, and shall not force or covertly force consumers to consent to the collection and use of personal information that is not directly related to business activities by means of a general authorization, default authorization, or other methods; (iii) without the consent of consumers, operators shall not send commercial information or make commercial phone calls to consumers; if consumers agree to receive such information or calls, operators shall provide clear and convenient cancellation methods; if consumers choose to cancel, operators shall immediately stop sending such information or making such calls; and (iv) operators shall use an easy-to-understand method to provide consumers with information related to goods or services truly and comprehensively, and shall not set different prices or charging standards for the same goods or services under the same conditions without the knowledge of consumers.

Regulations on Issuances of Asset-Backed Securities

According to the Administrative Measures on Asset Securitization of Securities Companies and Subsidiaries of Fund Management Companies and their supportive documents, Guidelines for Securities Companies and Subsidiaries of Fund Management Companies on Asset Securitization and Guidelines for Securities Companies and Subsidiaries of Fund Management Companies on Due Diligence for Asset Securitization all of which were adopted by the CSRC on November 19, 2014, asset securitization shall mean business activities of issuance of asset-backed securities paid and supported by cash flows generated by the underlying assets, and credit enhancement through structuring, among others. Underlying assets broadly refer to property rights such as an enterprise’s accounts receivable, creditor’s rights under a lease, credit assets and beneficial rights to a trust, immovable property or usufruct such as infrastructure and commercial properties, and other properties or property rights recognized by the CSRC. The assets of the ABS plan shall be placed under custody of a commercial bank with the appropriate business qualifications, or an asset custodian organization recognized by the CSRC. The issuer (originator) shall not encroach upon or cause damage to the underlying assets, and shall perform the following duties: (i) transfer underlying assets pursuant to the provisions of laws, administrative regulations, the company’s articles of association and the relevant agreement; (ii) cooperate with and support performance of duties by the manager, custodian and any other organization providing services for asset securitization; and (iii) any other duties agreed in the legal documents of the ABS plan.

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which was issued by the Standing Committee of the National People’s Congress, in October, 2006 and became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, the establishment of various systems for client identification, the retention of clients’ identification information and transactions records, and the reporting obligation on material transactions and suspicious transactions. The People’s Bank of China and other government authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, PRC State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines on Promoting the Healthy Growth of Internet Finance clarify, among other things, internet financial service provider requirements to comply with certain anti-money laundering provisions, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The People’s Bank of China will formulate implementing rules to further specify the anti-money laundering obligations of internet financial service providers. On October 10, 2018, the People’s Bank of China, the China Banking and Insurance Regulatory Commission and the CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies (i) shall adopt continuous customer identification measures; (ii) shall implement the system for reporting large-value or suspicious transactions; (iii) shall conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) shall properly keep the information, data and materials such as customer identification and transaction reports, among others.

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

Regulations on Anti-monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, which became effective on August 1, 2008 and was amended on June 24, 2022, and the Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on March 10, 2023, which became effective on April 15, 2023 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the provisions of the State. The revised Anti-monopoly Law provides, among others, that business operators shall not use data, algorithms, technology, capital advantages and platform rules to exclude or limit competition, and also requires government authorities to strengthen the examination of concentration of undertakings in areas related to national welfare and people’s well-being, and enhances penalties for violation of the regulations regarding concentration of undertakings.

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

Regulations on Information Security and Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in December 2011 and effective as of March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the specific consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information, and may only collect such information necessary for the provision of its services.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012, which seeks to enhance the legal protection of information security and privacy on the internet, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, which regulates the collection and use of users’ personal information in the provision of telecommunications services and internet information services in China, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

The State Internet Information Office issued the Administrative Provisions on Mobile Internet App Information Services in June 2016, effective on August 2016 and amended on June 14, 2022, to implement the regulations of the mobile app information services. The provisions regulate the APP information service providers and the Internet application store service providers, while the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively. The APP information service providers shall acquire qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations provided by the provisions.

In addition, the Guidelines on Promoting the Healthy Growth of Internet Finance require internet financial service providers, including Credit-Tech service providers, among other things, to improve technology security standards, and safeguard customer and transaction information. They also prohibit Credit-Tech service providers from illegally selling or disclosing customers’ personal information. The People’s Bank of China and other regulatory authorities will jointly adopt the implementing rules and technology security standards.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress, effective as of November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon administrative orders is subject to criminal penalty as a result of (i) any dissemination of illegal information on a large scale; (ii) any severe effect due to the leakage of customers’ information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Moreover, any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal liabilities in severe situations.

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

On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017) was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and is replaced by the 2020 Specification issued by the SAMR and the Standardization Administration jointly, which came into effect on October 1, 2020. Pursuant to the specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing of the personal information to the individual and obtain the requisite authorization. In addition, according to the 2020 Specification, the original personal biometric information should not, in principle, be stored and, in any event, should be stored separately from personal identity information. It further requires that the privacy policy disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the SAMR and the Ministry of Industry and Information Technology  jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps. According to the announcement, from January to December 2019, the four aforementioned authorities would conduct a nationwide crackdown on the illegal collection and use of personal information. App operators shall strictly fulfill their obligations pursuant to the Cybersecurity Law of the PRC when collecting and using personal information, and shall be responsible for the security of personal information obtained and take effective measures to strengthen personal information protection. The App operators shall follow the principles of lawfulness, legitimacy and necessity, refrain from collecting personal information that is not related to the services provided; when collecting personal information, shall display the rules for the collection and use of personal information in an easy-to-understand, simple and clear manner, and personal information subjects shall independently choose consents; app operators shall not force users to provide authorization through the use of default setting, bundling and stopping installation and use, among others, and may not collect personal information in violation of laws and regulations or against the agreements with users. App operators are asked to provide users with the options of refusing to receive targeted pushes when app operators push news, current affairs and advertisements to targeted users.

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

On March 12, 2021, the CAC, Ministry of Industry and Information Technology, the Ministry of Public Security and the SAMR promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications clarify the scope of necessary information required for certain common types of mobile apps and stipulate that mobile app operators shall not deny users’ access to basic functions and services of the app in the event that the users disagree with collection of unnecessary personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which came into effect on September 1, 2021. The law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm to national security, public interests, or legitimate rights and interests of persons or entities if such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities that may affect national security. Violation of the law may subject entities or individuals to warnings, fines, suspension of operations, revocation of permits or business licenses, or even criminal liabilities.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, which became effective on November 1, 2021. The Personal Information Protection Law stipulates certain important concepts with respect to personal information processing, including that: (i) “personal information” refers to all kinds of information relating to identified or identifiable natural persons recorded by electronic or other channel and methods, excluding information processed anonymously; (ii) “processing of personal information” includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information; and (iii) “personal information processor” refers to an organization or individual that independently determines the purpose and method of processing personal information. Except as otherwise provided in the Personal Information Protection Law, a personal information processor may only process personal information under the circumstances where the individuals’ consents have been obtained or where certain contractual arrangements, employment relationships, public emergencies, performance of statutory duties or obligations or publishing of press release for public interests so require.

On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. On December 31, 2021, the CAC, the Ministry of Industry and Information Technology , the Ministry of Public Security and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services. On November 25, 2022, the CAC passed the Provisions on the Administration of Deep Synthesis of Internet-based Information Services, which were released after being approved by the Ministry of Industry and Information Technology and the Ministry of Public Security, and came into force on January 10, 2023. The provisions require deep synthesis service providers to fulfill their principal responsibilities for information security, establish and improve management systems for, among other things, user registration, algorithm mechanism review, scientific and technological ethics review, information release review, data security, personal information protection, combating telecom and online fraud, and emergency response, and have safe and controllable technical support measures. The provisions enumerate the obligations of many deep synthesis service providers, such as formulating and disclosing management rules and platform conventions, authenticating deep synthesis service users’ real identity information, adopting technical or manual methods to examine the input data and synthesizing results of deep synthesis service users, establishing and improving a rumor-refuting mechanism, setting up convenient portals for user complaints and public complaints, and taking technical measures to add signs that do not affect users’ use to information generated or edited using their services. On July 10, 2023, the CAC, the National Commission of Development and Reform, the Ministry of Education, the Ministry of Science and Technology, the Ministry of Industry and Information Technology , the Ministry of Public Security and the National Radio and Television Administration issued the Provisional Measures for the Administration of Generative Artificial Intelligence Services, which became effective on August 15, 2023. The provisional measures define the generative artificial intelligence technologies as the models and related technologies that can generate text, pictures, audio, video and other contents. Pursuant to the provisional measures, generative AI service providers shall (i) carry out pre-training, optimization training, and other training data processing activities in accordance with the law; (ii) use data and underlying models sourced from legitimate sources; (iii) not infringe upon the intellectual property rights involved that are owned by others in accordance with the law; (iv) where personal information is involved, obtain the consent of the personal information subject or take other actions in reliance on other laws or administrative regulations; (v) employ effective measures to improve the quality of training data and to enhance the authenticity, accuracy, objectivity, and diversity of training data; and (vi) comply with other relevant provisions of laws and administrative regulations such as the Cybersecurity Law of the PRC, the Data Security Law of the PRC and the Personal Information Protection Law of the PRC, as well as the regulatory requirements of relevant authorities. In addition, for the provision of generative artificial intelligence services that have public opinion attributes or social mobilization capabilities, safety evaluation shall be carried out in accordance with the regulations, and the procedures for algorithm filing, or modification or cancellation of filing shall be performed in accordance with the Provisions on the Administration of Algorithmic Recommendations for Internet Information Services.

On April 13, 2020, the Measures on Cybersecurity Review were issued, which took effect on June 1, 2020. They provide detailed rules regarding cyber security review, and further provide that any operator found in violation of the measures will be penalized in accordance with Article 65 of the Cybersecurity Law of the PRC. The measures for Cybersecurity Review (2021 Revision), which came into effect on February 15, 2022, provide that, to ensure the security of the supply chain of critical information infrastructure and safeguard national security, a cybersecurity review is required when national security has been or may be affected where critical information infrastructure operators purchase network product or service and network platform operators process data. When an operator in possession of personal information of over one million users applies for a listing abroad, it must apply to the CAC for a cybersecurity review. These measures further elaborate the factors to be considered when assessing national security risks, including, among others, (i) the risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) information on compliance with Chinese laws, administrative regulations and departmental rules by product and service providers; (v) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after listing on a foreign stock exchange; and (vii) other factors that may endanger critical information infrastructure security and national data security.

On July 7, 2022, the CAC published Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the PRC, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment. In addition, on February 22, 2023, the CAC promulgated Measures for the Standard Contract for Outbound Transfer of Personal Information, which came into effect on June 1, 2023. Pursuant to the measures, personal information processor transferring personal information abroad shall conclude a standard contract if all the following conditions are met: (i) the data processor who intends to transfer personal information abroad is not a critical information infrastructure operator; (ii) the data processor processes personal information of less than one million individuals; (iii) the data processor has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) the data processor has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. On March 22, 2024, the CAC promulgated the Regulations on Promoting and Regulating Cross-border Data Flow, which further clarified the implementation and connection of the existing data outbound security assessment, personal information cross-border standard contract and personal information protection certification regarding data outbound activities. The regulations, among other things, provide relaxed conditions for cross-border data flow and narrowed scope of security assessment for data outbound activities. Among them, the two types of data outbound activity conditions that should be reported for data outbound security assessment are (i) the operator of critical information infrastructure provides personal information or important data overseas and (ii) data processors other than critical information infrastructure operators provide important data overseas, or provide personal information of more than 1 million people (excluding sensitive personal information) or more than 10,000 sensitive personal information overseas since January 1 of the year.

On November 14, 2021, the CAC released the Measures of Regulations on the Network Data Security Administration (Draft for Comments). The draft measures defines “data processors” as individuals or organizations that autonomously determine the purpose and the manner of data processing. The draft sets forth general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Pursuant to the draft, a cybersecurity review will be imposed on a data processor that (i) processes personal information of one million or more users and applies for listing in a foreign country; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (iii) applies for listing in Hong Kong and may impact national security, or (iv) engages in activities or transactions that may impact national security. Moreover, under such draft regulations, data processors dealing with important data or listing offshore should carry out an annual data security assessment and data security services before January 31 of each year. Under this draft, data security assessment reports for the previous year shall be submitted to the municipal-level cyberspace administration department by January 31 of the following year.

On February 6, 2023, the Ministry of Industry and Information Technology  promulgated the Notice on Further Improving the Service Capabilities of Mobile Internet Applications, effective on the same date. The notice stipulates that users shall be informed of personal information processing rules in a concise, clear and easy-to-understand way, and in case of changes, users shall be informed of the latest development in time. The data processors shall highlight the purpose, method and scope of sensitive personal information processing activities, and establish a list of personal information that has been collected, and should not induce users to agree to personal information processing rules with default check, small prints or lengthy texts.

On July 21, 2023, the Ministry of Industry and Information Technology issued the Notice on Carrying out the Filing of Mobile Internet Applications, requiring App operators engaging in Internet information services within the territory of the PRC to complete filing procedures in accordance with the Anti-Telecommunications Network Fraud Law of the PRC and the Measures for the Administration of Internet Information Services. App operators shall complete filing procedures with the provincial-level communications administration bureau where they are domiciled, and their network access service providers and app distribution platforms (including the distribution platforms of mini programs, quick applications and others) shall submit such applications online for inspection and review through the “National Internet Basic Resources Management System.”

In addition, the Ministry of Industry and Information Technology promulgated the Measures for Data Security Management in the Industrial and Information Technology Sector (Trial) on December 8, 2022, which came into effect on January 1, 2023. The measures stipulate that industrial and telecoms data processors shall implement hierarchical management of industrial and telecoms data, which will be classified into three levels: general data, important data and core data. The measures also stipulate certain obligations of industrial and telecoms data processors in relation to the implementation of data security systems, key management, data collection, data storage, data usage, data transmission, data provision, data disclosure, data destruction, security audits and contingency planning. Industrial and telecoms data processors shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record.

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

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as issued in January 1996 and amended in January 1997 and August 2008, Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions, the distribution of dividends, interest payments but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval from SAFE is obtained and prior registration with SAFE is made.

In June 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and SAFE Circular 16 on June 9, 2016, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company shall not be used for business beyond its business scope, or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or SAFE Circular 13, which took effect in June 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under the SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

Regulations on dividend distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include PRC Company Law, PRC Wholly Foreign-owned Enterprise Law, and Implementation Rules of the PRC Wholly Foreign-owned Enterprise Law, of which the Wholly Foreign-invested Enterprise Law together with its implementation regulations is replaced by 2019 PRC Foreign Investment Law from January 1, 2020. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shanghai Qiyue Information & Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of the VIEs to make remittance to our wholly foreign owned enterprise and on the ability of our wholly foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Regulations on foreign exchange registration of overseas investment by PRC residents

In July 2014, SAFE promulgated SAFE Circular 37 in the replacement of Notice on Issues relating to Foreign Exchange Administration for Financing and Roundtrip Investments by Domestic Residents through Overseas Special-purpose Companies in October 2005, requiring PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

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

Regulations on stock incentive plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, replacing the previous rules issued by SAFE in March 2007 and in January 2008. Under such stock option rules and other rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights. If the PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. In May 2018 and November 2019, we adopted the 2018 Share Incentive Plan and the 2019 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We will also advise the recipients of awards under our 2018 Share Incentive Plan to handle foreign exchange matters in accordance with the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the notices. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Laws and Regulations relating to Intellectual Property

Copyright and software products

The Standing Committee of the National People’s Congress adopted PRC Copyright Law in 1990 and most recently amended in 2020, with its implementing rules adopted in 1991 and most recently amended in 2013 by PRC State Council, and the Regulations for the Protection of Computer Software promulgated by the PRC State Council in 2001 and most recently amended in 2013. These rules and regulations extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. According to the aforementioned laws and regulation, the term of protection for copyrighted software is fifty years.

Trademarks

PRC Trademark Law was promulgated by the Standing Committee of the National People’s Congress in August 1982 and most recently amended in April 2019, and the Implementation Regulations on the PRC Trademark Law was promulgated by PRC State Council in August 2002 and amended in April 2014. These laws and regulations provide the basic legal framework for the regulations of trademarks in the PRC. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certificate trademarks. The Intellectual Property Office under the SAMR is responsible for the registration and administration of trademarks throughout the country. Trademarks are granted on a term of ten years. Applicants may apply for an extension 12 months prior to the expiration of the 10-year term.

Domain names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which replaced the Measures on Administration of Domain Names for the Chinese Internet in November 2004, issued by Ministry of Industry and Information Technology and effective as of November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center in May 2012. Domain name registrations are handled through domain name service agencies, and the applicants become domain name holders upon successful registration.

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

M&A Rules

In August 2006, six PRC governmental agencies jointly promulgated the M&A Rules as most recently amended in 2009. The M&A Rules establish procedures and requirements that could make certain acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

According to the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises, the merger and acquisition of domestic non-foreign-invested enterprises by foreign investors shall, if not involving special access administrative measures and affiliated mergers and acquisitions, be subject to the record filing measures.

Furthermore, the Ministry of Commerce and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information on December 30, 2019, which came into effect on January 1, 2020 and replaced Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to such measures.

For detailed analysis, see “Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Overseas Listings

On July 6, 2021, PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems, to deal with the risks and incidents faced by China-based offshore-listed companies.

On February 17, 2023, the CSRC released the Trial Administration Measures of Overseas Securities Offering and Listing by Domestic Companies, and five supporting guidelines, which came into effect on March 31, 2023. The measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the measures, companies in China will be required to submit the filing with respect to its overseas initial public offering and listing with the CSRC within 3 working days after submitting listing application materials to overseas regulators, and such filing shall be completed before the companies are permitted to be listed and offering securities overseas.

In addition, pursuant to these measures, an overseas offering and listing of a PRC company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the measures (i.e., March 31, 2023) shall be deemed as existing issuers. Existing issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

On February 24, 2023, the CSRC published the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies. The provisions require that, in relation to the overseas listing activities of domestic enterprises, such domestic enterprises, as well as securities companies and securities service institutions providing securities services, are required to strictly comply with the requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities. According to the provisions, if during the course of an overseas offering and listing, if a PRC company needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain state secrets or that have a sensitive impact, the PRC company should complete the relevant approval/filing and other regulatory procedures. However, there remain uncertainties regarding the further interpretation and implementation of the rules.

Laws and Regulations Relating to Labor

Pursuant to PRC Labor Law, promulgated by the Standing Committee of the National People’s Congress in July 1994 and revised in August 2009 and December 2018, and the Labor Contract Law of PRC, promulgated by the Standing Committee of the National People’s Congress in June 2007 and amended in December 2012, and the Implementing Regulations of the Labor Contract Law, employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Under PRC laws, rules and regulations, including the PRC Social Insurance Law promulgated by the Standing Committee of the National People’s Congress in October 2010, which became effective in July 2011 and amended in December 2018, the Interim Measures on the Collection and Payment of Social Security Funds in January 1999 and amended in March 2019, the Regulations on Work Injury Insurance issued by PRC State Council in April 2003, and amended in December 2010, the Regulations on Unemployment Insurance promulgated by PRC State Council in January 1999 and the Regulations on the Administration of Housing Accumulation Funds released by PRC State Council in April 1999 and last amended in March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds and implement certain employee benefit plans, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount. According to the PRC Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on the Administration of Housing Accumulation Funds, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

We have caused all of our full-time employees to enter into written employment contracts with us and have provided and currently provide our employees with proper welfare and employee benefits as required by the PRC laws and regulations.

Regulations related to Tax

Enterprise income tax

Under the Enterprise Income Tax Law, effective in January 2008 and amended in February 2017 and December 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” which means that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority.

However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in February 2009 by the State Taxation Administration if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Taxation Administration, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, among others. However, even if an applicant has the status as a “beneficiary owner,” the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

The Enterprise Income Tax Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The State Taxation Administration, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018 and renewed in 2021, therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2023. In 2020, our WFOE obtained “high and new technology enterprises” status and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2023.

We believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” are applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could materially reduce our net income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Value-added tax

According to the Interim Regulations on Value-added Tax, which was promulgated by PRC State Council in December 1993 and most recently amended in 2017, and the Implementing Rules of the Interim Regulations on Value-added Tax, promulgated by the Ministry of Finance in December 2008 and most recently amended in October 2011 all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax.

Since January 1, 2012, the Ministry of Finance and the State Taxation Administration have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application. According to the implementation circulars released by the Ministry of Finance and the State Taxation Administration on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which was issued in March 2016 and effective in May 2016 and most recently amended in March 2019, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax instead of business tax. Following the implementation of the VAT Pilot Plan, all of our PRC subsidiaries and affiliates have been subject to VAT, at a rate of 6% instead of business tax.

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entities of our company as of December 31, 2023:

(1)	Each of Shanghai Qiyu and Fuzhou Financing Guarantee is wholly owned by Shanghai Qibutianxia, which is a related party of our company.

Contractual Arrangements with the VIEs and Their Shareholders

Agreements that provide us with effective control over the VIEs

Voting Proxy Agreements.   Pursuant to the voting proxy agreement entered into among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, Shanghai Qibutianxia would irrevocably authorize our WFOE or any person designated by our WFOE (including any director of its direct or indirect offshore parent company and liquidators exercising such directors’ powers or other successors) to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shanghai Qiyu, including, but not limited to the right (i) to convene and participate in shareholders’ meetings pursuant to the constitutional documents of Shanghai Qiyu in the capacity of a proxy of Shanghai Qibutianxia, and to sign any and all written resolutions and meeting minutes for and on behalf of Shanghai Qibutianxia; (ii) to exercise the voting rights pursuant to the PRC laws and regulations and the articles of Shanghai Qiyu, on behalf of Shanghai Qibutianxia, and adopt resolutions, including, but not limited to dividend rights, sale or transfer or pledge or disposal of part or all of Shanghai Qiyu’s equity, and the right to appoint directors; (iii) to sign or submit any required document to any company registry or other authorities; (iv) to nominate, designate or appoint and remove the legal representative, directors, supervisors and other senior management of Shanghai Qiyu pursuant to the constitutional documents of Shanghai Qiyu; and (v) to raise lawsuits or other legal proceedings against the directors, supervisors and senior management of Shanghai Qiyu when their behaviors harm the interest of Shanghai Qiyu or its shareholder; and to instruct the directors and senior officers to act in accordance with our attention.

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

Loan Agreements.    Pursuant to the loan agreement among our WFOE, Shanghai Qiyu and Shanghai Qibutianxia, the shareholder of Shanghai Qiyu, our WFOE is entitled to provide interest-free loans, to the extent permitted by laws, regulations and industry policies of PRC, from time to time at such time and amount as it deems appropriate to Shanghai Qibutianxia for the purpose of Shanghai Qiyu’s business operation and development, including, but not limited to directly injecting such funds to the registered capital of Shanghai Qiyu. Each of the loans made under this loan agreement has no fixed term, and unless otherwise agreed, our WFOE shall unilaterally decide when to withdraw the loans, provided that our WFOE shall notify Shanghai Qibutianxia in writing one month in advance. The loan agreement shall remain in effect during Shanghai Qiyu’s term and the renewable period stipulated by the laws of the PRC, and shall automatically terminate after our WFOE and/or other entities designated by our WFOE fully exercise all their rights under the exclusive option agreement.

Agreement that allows us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements.    Pursuant to the exclusive business cooperation agreement entered into between our WFOE and Shanghai Qiyu, our WFOE will have the exclusive right to provide Shanghai Qiyu with the consulting and technical services required by Shanghai Qiyu’s business. Without our WFOE’s prior written consent, during the term of the exclusive business cooperation agreement, with respect to the services subject to the exclusive business cooperation agreement and other matters, Shanghai Qiyu and its subsidiaries shall not accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the exclusive business cooperation agreement with any third party. Our WFOE may appoint other parties, who may enter into certain agreements with Shanghai Qiyu, to provide Shanghai Qiyu with the services under the exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, in consideration of the services provided by our WFOE, Shanghai Qiyu shall pay services fees to our WFOE. The service fees, without contravening PRC laws, are equal to the entirety of the total consolidated net profit of the Shanghai Qiyu and its subsidiaries, after the deduction of any accumulated deficit in respect of the preceding financial year(s) (if applicable), operating costs, expenses, taxes and other payments required by the laws and regulations to be reserved or withheld. Notwithstanding the foregoing, our WFOE may adjust the scope and amount of services fees in its discretion taking into account, among other things, the complexity of the services, the exact content and business value of the services, as well as the market price of services of similar types. Unless otherwise agreed upon, the service fee shall be payable by Shanghai Qiyu within five working days after receiving the payment notice sent out by our WFOE. The exclusive business cooperation agreement also provides that our WFOE will have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC laws.

Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs

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

On April 29, 2021, Shanghai Qibutianxia, the sole shareholder of Fuzhou Microcredit, transferred all of its equity interest in Fuzhou Microcredit to Shanghai Qiyu, and Shanghai Qiyu became the sole shareholder of Fuzhou Microcredit. On April 30, 2021, our WFOE, Fuzhou Microcredit and Shanghai Qibutianxia entered into a termination agreement, which terminated the contractual arrangements entered into among our WFOE, Fuzhou Microcredit and Shanghai Qibutianxia. Therefore, Fuzhou Microcredit ceased to be the VIE, but a subsidiary of Shanghai Qiyu.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices:

●	the ownership structures of the VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and
●	the proposed contractual arrangements between our company, our WFOE, the VIEs and their shareholders governed by PRC law are valid, binding and enforceable under PRC law, and will not result in any violation of applicable PRC laws currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

D.          Property, Plants and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of 11,726 square meters as of December 31, 2023. We also lease an area of 3,596 square meters in Hefei, an area of 1,410 square meters in Fuzhou, an area of 2,762 square meters in Shenzhen, an area of 1,000 square meters in Xi’an, an area of 1,855 square meters in Chengdu, an area of 797 square meters in Haikou, an area of 170 square meters in Hong Kong and an area of 4,731 square meters in Beijing as of December 31, 2023. The lease term varies from one year to three years. Our servers are primarily hosted at internet data centers owned by 360 Group and located in Beijing, Shanghai and Luoyang. We expect to seek additional office space as needed to accommodate future growth.

In October 2020, we established 360 Changfeng, a joint venture company in Shanghai, China, through Shanghai Qiyu, together with Shanghai Changfeng Investment (Group) Co., Ltd., or Changfeng, an independent third party, and Shanghai Jiehu Internet Technology Co., Ltd., or Shanghai Jiehu, a 360 Group entity, to develop and build our 360 East-China regional headquarters and the affiliated industrial park for our future operations. Once completed, the regional headquarters and industrial park will enable us to host all our facilities and employees across departments that currently work on premises in Shanghai to join in the same office space, which we believe will help us further save administrative costs and improve operating efficiency. Changfeng, Shanghai Jiehu and we held 30%, 30% and 40% of the equity interests of the entity, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with Shanghai Jiehu, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by Shanghai Jiehu in 360 Changfeng. Following the transfer, we and Changfeng hold 70% and 30%, respectively, of the equity interests in 360 Changfeng. As of December 31, 2023, shareholders of 360 Changfeng have provided a total of RMB1.0 billion to acquire land use rights of the parcel of land on which our regional headquarters and affiliated industrial park stand and support the joint venture company’s operations, of which RMB0.3 billion was funded by Changfeng.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

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

In particular, we believe our results of operations are more directly affected by the following major factors:

Ability to attract and retain borrowers

In 2023, we facilitated RMB475.8 billion (US$67.0 billion) of loans, representing an increase from RMB412.4 billion in 2022 and RMB357.1 billion in 2021. Growth in our loan facilitation volume has been primarily driven by the expansion of our user base, as well as the increase in borrowing activities on our platform over the years ended December 31, 2022 and 2023. The number of users with approved credit lines grew from 38.5 million as of December 31, 2021, to 44.5 million as of December 31, 2022, and further to 50.9 million as of December 31, 2023, respectively. We anticipate that, in the longer term, our future growth will continue to depend on our ability to increase our existing users’ engagement with our platform and attract new users to our platform.

We believe repeat borrowings by existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Repeat borrower contribution was 91.6% for the year ended December 31, 2023. We believe this high repeat borrower contribution is primarily due to our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of product offerings.

Ability to effectively manage risks

Our ability to effectively analyze user risk profiles impacts our ability to attract prospective borrowers and retain existing borrowers, as well as our ability to empower financial institution partners to receive attractive risk-adjusted returns. We have developed and deployed the Argus Engine to conduct fraud detection and credit assessment and to create personalized profiling strategy, which will scrutinize the data related to a prospective borrower in a highly automated approach and output credit scores to our Cosmic Cube Pricing Model to price each drawdown. Benefiting from the strong machine learning and analyzing capability of our Argus Engine, we can draw credit profiles of prospective borrowers and effectively prevent potential credit losses.

Since late 2021, we started to optimize our user base aiming for lower overall credit risks, which was substantially completed by the end of 2022. In light of the industry-wide negative impact of the COVID-19 pandemic, we implemented a prudent credit assessment strategy and enhanced our efforts in loan collection-related regulatory compliance in 2022, which enabled us to navigate through the challenging macroeconomic environment relatively smoothly and consistently deliver solid operating and financial results.

In 2023, as macroeconomic recovery momentum was weaker than expected, borrowers’ confidence and ability to repay on time was negatively impacted, leading to fluctuations in our risk metrics in the second half of the year. The 90 day+ delinquency rate for all our loans outstanding was approximately 2.35% as of December 31, 2023. Please see “—Loan Performance Data” below for details of our credit profiling performance. However, we promptly made adjustments to our risk management by tightening credit standards, improving user risk identification and enhancing our collection strategies. With these measures, we strengthened our ability to effectively manage risks and stabilized our risk performance.

We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our data analytical capabilities and deepened insights into users.

Ability to maintain collaboration with quality financial institution partners and diversify funding sources

Maintaining a healthy collaborative relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. In 2023, all loans facilitated through our platform were funded by financial institutions, including Fuzhou Microcredit. In addition, our ability to collaborate with quality financial institution partners also impacts our profitability and our ability to provide reasonably priced financing solutions to users.

We have established cooperative relationships with a wide array of financial institution partners, and are further diversifying the financial institution partner pool. As of December 31, 2023, we have collaborated with 157 financial institutional partners, cumulatively.

Accumulatively, we had issued ABSs of RMB31.0 billion (US$4.4 billion) as of December 31, 2023 to further diversify our funding sources. The ABSs are listed and traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange.

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

90 day+ delinquency rates

90 day+ delinquency rate refers to the principal balance of on- and off-balance sheet loans we facilitated that are 91 to 180 calendar days past due as a percentage of the total outstanding loan balance of on- and off-balance sheet loans we facilitated across our platform as of a specific date. Loans that are charged-off and loans under Intelligent Credit Engine (ICE) and other technology solutions are not included in the delinquency rate calculation. The following table provides our 90 day+ delinquency rates as of December 31, 2021, 2022 and 2023:

90 day+ delinquency rate
December 31, 2021	1.54%
December 31, 2022	2.03%
December 31, 2023	2.35%

The overall 90 day+ delinquency rate increased from 1.54% as of December 31, 2021 to 2.03% as of December 31, 2022, and further to 2.35% as of December 31, 2023, primarily due to the soft macro economy in 2022 and 2023 that negatively impacted some borrowers’ ability to repay loans on time. The 90 day+ delinquency rate is a backward looking indicator as it reflects asset quality trend 90 days before.

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

The following chart displays the historical cumulative 180 day+ delinquency rates by vintage for all loans facilitated through our platform:

180 day+ Delinquency Rates by Vintage

On-and Off-Balance Sheet Treatment of Loans

We have established cooperative relationships with various financial institution partners. Some of our financial institution partners fund and disburse loan principal to borrowers through their own accounts, while the others choose to fund and disburse loan principal to borrowers indirectly through trusts. In addition, we fund a portion of loans facilitated on our platform through Fuzhou Microcredit, a subsidiary of the VIE that is licensed to conduct micro-lending business in China. The accounting treatment of assets, liabilities and revenues arising from the loans facilitated on our platform varies:

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

Off-balance sheet loans

Off-balance sheet loans refer to loans funded and disbursed directly by our financial institution partners and not consolidated on our balance sheet. For a portion of off-balance sheet loans, we only provide platform services to financial institutions, and earn service fees. For the other portion, we not only provide loan facilitation and post-facilitation services but also guarantee the repayment either through the VIEs with financing guarantee license or third-party guarantee companies or insurance companies. As a result, we incur guarantee liabilities and take credit risks. Services provided in connection with this portion of loans are categorized under credit-driven services. For the years ended December 31, 2021, 2022 and 2023, the total balance of outstanding off-balance sheet loans (excluding loans delinquent for more than 180 days) facilitated under credit-driven services amounted to RMB51.4 billion, RMB47.4 billion and RMB42.7 billion (US$6.0 billion), respectively. The table below sets forth details of the balance of outstanding on-balance sheet loans and off-balance sheet loans as of the dates indicated.

	As of December 31,
	2021		2022		2023
	Outstanding		Outstanding		Outstanding
	Loan Balance	%	Loan Balance	%	Loan Balance	%

	(RMB in millions, except for percentages)
On-balance sheet loan	13,349	9.4	19,512	11.9	29,257	15.7
through trusts and ABSs(1)	10,802	7.6	13,545	8.3	19,414	10.4
through Fuzhou Microcredit	2,547	1.8	5,967	3.7	9,843	5.3
Off-balance sheet loan	128,639	90.6	143,953	88.1	157,221	84.3
Total	141,987	100.0	163,465	100.0	186,478	100

Note:

(1)	Including loans originated by Fuzhou Microcredit and subsequently transferred to the ABS plans as of December 31, 2021, 2022 and 2023, respectively.

The outstanding loan balance of on-balance sheet loans increased from RMB13,349 million as of December 31, 2021 to RMB19,512 million as of December 31, 2022, and further to RMB29,257 million (US$4,121 million), primarily due to the increase in the loan facilitation volume of on-balance sheet loans.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue mainly from providing Credit-Tech services through matching the credit demand of unserved and underserved borrowers with credit supply from our financial institution partners. The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Credit-driven services	10,189,167	61.2	11,586,251	70.0	11,738,560	1,653,342	72.0
Loan facilitation and servicing fees-capital heavy	2,326,027	14.0	2,086,414	12.6	1,667,119	234,809	10.2
Revenue from loan facilitation services	1,399,310	8.4	1,442,100	8.7	1,081,699	152,354	6.6
Revenue from post-facilitation services	926,717	5.6	644,314	3.9	585,420	82,455	3.6
Financing income	2,184,128	13.1	3,487,951	21.1	5,109,921	719,717	31.4
Revenue from releasing of guarantee liabilities	5,583,135	33.6	5,899,153	35.6	4,745,898	668,446	29.1
Other services fees	95,877	0.5	112,733	0.7	215,622	30,370	1.3
Platform services	6,446,478	38.8	4,967,679	30.0	4,551,467	641,061	28.0
Loan facilitation and servicing fees-capital light	5,677,941	34.2	4,124,726	24.9	3,213,955	452,676	19.8
Revenue from loan facilitation services	4,484,632	27.0	2,656,511	16.0	2,096,085	295,227	12.9
Revenue from post-facilitation services	1,193,309	7.2	1,468,215	8.9	1,117,870	157,449	6.9
Referral service fees	620,317	3.7	561,372	3.4	950,016	133,807	5.8
Other services fees	148,220	0.9	281,581	1.7	387,496	54,578	2.4
Total net revenue	16,635,645	100.0	16,553,930	100.0	16,290,027	2,294,403	100.0

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

On the other hand, in providing platform services, we provide customized technology solutions at different stages of the loan lifecycle, such as borrower acquisition, credit assessment, fund matching and post-facilitation services. Specifically, we (i) provide to financial institutions comprehensive facilitation and post-facilitation services under our capital-light model, and charge them service fees based on pre-negotiated terms, which service fees are recorded as loan facilitation and servicing fees - capital light; (ii) provide intelligent marketing services to financial institutions and other lending platforms under ICE and earn pre-negotiated service fees, which are recorded under referral service fees; (iii) provide referral services to other online lending companies and earn referral fees, which are recorded under referral service fees; and (iv) offer financial institutions risk management SaaS or other technology solutions and take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions, which service fees are recorded under other services fees, and as such service was introduced in 2020, it contributed a small fraction to our total net revenue in 2021, 2022 and 2023. We currently do not take credit risk under platform services.

Set forth below is an elaboration on the nature of each of our revenue streams.

Loan facilitation and servicing fees.   We generate loan facilitation and servicing fees from financial institution partners in consideration of our facilitation and post-facilitation services for off-balance sheet loans. For each off-balance sheet loan facilitated through our platform, we charge service fees from our financial institution partners based on pre-negotiated terms. Loan facilitation and servicing fees for off-balance sheet loans under credit-driven services are recorded as loan facilitation and servicing fees – capital heavy, and loan facilitation and servicing fees for off-balance sheet loans through our capital-light model under platform services are recorded as loan facilitation and servicing fees – capital light. See “—E. Critical Accounting Estimates—Revenue recognition.”

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

Costs and expenses

The table below sets forth our operating costs and expenses in absolute amounts and as a percentage of our total revenue for the years indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Facilitation, origination and servicing	2,252,157	13.5	2,373,458	14.3	2,659,912	374,641	16.3
Funding costs	337,426	2.0	504,448	3.0	645,445	90,909	4.0
Sales and marketing	2,090,374	12.6	2,206,948	13.3	1,939,885	273,227	11.9
General and administrative	557,295	3.4	412,794	2.5	421,076	59,307	2.6
Provision for loans receivable	965,419	5.8	1,580,306	9.5	2,151,046	302,968	13.2
Provision for financial assets receivable	243,946	1.5	397,951	2.4	386,090	54,380	2.4
Provision for accounts receivable and contract assets	324,605	2.0	238,065	1.4	175,799	24,761	1.1
Provision for contingent liabilities	3,078,224	18.5	4,367,776	26.4	3,053,810	430,120	18.7
Total cost of revenues	9,849,446	59.3	12,081,746	72.8	11,433,063	1,610,313	70.2

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

Share-based compensation.   In 2021, 2022 and 2023, we granted options and restricted share units to our employees to reward their historical contribution to our development. Share-based compensation expenses are non-cash in nature. Share-based compensation expenses were allocated to our expense items for the years indicated as follows:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Facilitation, origination and servicing	75,209	29.6	73,945	37.0	75,152	10,585	40.5
Sales and marketing	12,340	4.9	4,328	2.2	(375)	(53)	(0.2)
General and administrative	166,373	65.5	121,464	60.8	110,827	15,610	59.7
Total	253,922	100.0	199,737	100.0	185,604	26,142	100.0

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

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation.

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

Mainland China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under mainland China tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The consolidated trusts are subject to VAT at the rate of 3%, while our other entities are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The STA, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, which was renewed in 2021. Therefore, it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2023. Our WFOE obtained “high and new technology enterprises” status in 2020 and renewed it in 2023, and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2025. Beihai Qicheng Information & Technology Co., Ltd., Beihai Qi’ang Information & Technology Co., Ltd. and another subsidiary benefit from a preferential tax rate of 15% as their operation falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables could be further reduced as they are located in an autonomous region of China. Therefore, Beihai Qicheng Information & Technology Co., Ltd. applied a preferential income tax rate of 9% from 2019 to 2023. Beihai Qi’ang Information & Technology Co., Ltd. and another subsidiary applied a preferential income tax rate of 9% from 2023 to 2027. Since 2021, two of our subsidiaries have benefited from a preferential tax rate of 15% as they are registered in Hainan and engaged in encouraged business activities. Since 2022, Beihai Borui Credit Service Co., Ltd. has benefitted from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

In 2023, our WFOE made dividend payments of RMB940.0 million (US$132.4 million) to our Hong Kong subsidiaries and paid related withholding income tax of RMB94.0 million (US$13.2 million) accordingly. As of December 31, 2023, we recorded a deferred tax liability of RMB112.7 million associated with all of our earnings expected to be distributed from mainland China subsidiaries to overseas for dividend distribution and share repurchase. The remaining undistributed profits of mainland China subsidiaries as of December 31, 2023 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB2,005.0 million (US$282.4 million).

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies—Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amounts and as a percentage of our total net revenue for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue
Credit-driven services	10,189,167	61.2	11,586,251	70.0	11,738,560	1,653,342	72.0
Loan facilitation and servicing fees-capital heavy	2,326,027	14.0	2,086,414	12.6	1,667,119	234,809	10.2
Financing income	2,184,128	13.1	3,487,951	21.1	5,109,921	719,717	31.4
Revenue from releasing of guarantee liabilities	5,583,135	33.6	5,899,153	35.6	4,745,898	668,446	29.1
Other services fees	95,877	0.5	112,733	0.7	215,622	30,370	1.3
Platform services	6,446,478	38.8	4,967,679	30.0	4,551,467	641,061	28.0
Loan facilitation and servicing fees-capital light	5,677,941	34.2	4,124,726	24.9	3,213,955	452,676	19.8
Referral services fees	620,317	3.7	561,372	3.4	950,016	133,807	5.8
Other services fees	148,220	0.9	281,581	1.7	387,496	54,578	2.4
Total net revenue	16,635,645	100.0	16,553,930	100.0	16,290,027	2,294,403	100.0
Operating costs and expenses(1)
Facilitation, origination and servicing	2,252,157	13.5	2,373,458	14.3	2,659,912	374,641	16.3
Funding costs	337,426	2.0	504,448	3.0	645,445	90,909	4.0
Sales and marketing	2,090,374	12.6	2,206,948	13.3	1,939,885	273,227	11.9
General and administrative	557,295	3.4	412,794	2.5	421,076	59,307	2.6
Provision for loans receivable	965,419	5.8	1,580,306	9.5	2,151,046	302,968	13.2
Provision for financial assets receivable	243,946	1.5	397,951	2.4	386,090	54,380	2.4
Provision for accounts receivable and contract assets	324,605	2.0	238,065	1.4	175,799	24,761	1.1
Provision for contingent liabilities	3,078,224	18.5	4,367,776	26.4	3,053,810	430,120	18.7
Total operating costs and expenses	9,849,446	59.3	12,081,746	72.8	11,433,063	1,610,313	70.2
Income from operations	6,786,199	40.7	4,472,184	27.2	4,856,964	684,090	29.8
Interest income, net	126,256	0.8	182,301	1.1	217,307	30,607	1.30
Foreign exchange gain (loss)	35,549	0.2	(160,225)	(1.0)	2,356	332	0.0
Investment income (loss)	10,115	0.1	(19,888)	(0.1)	(30,112)	(4,241)	(0.20)
Other income, net	64,590	0.4	268,000	1.6	230,936	32,527	1.40
Income before income tax expense	7,022,709	42.2	4,742,372	28.8	5,277,451	743,315	32.30
Income tax expense	(1,258,196)	(7.6)	(736,804)	(4.5)	(1,008,874)	(142,097)	(6.20)
Net income	5,764,513	34.6	4,005,568	24.3	4,268,577	601,218	26.10
Net loss attributable to non-controlling interests	17,212	0.1	18,605	0.1	16,759	2,360	0.10
Net income attributable to ordinary shareholders of the Company	5,781,725	34.7	4,024,173	24.4	4,285,336	603,578	26.20

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Facilitation, origination and servicing	75,209	73,945	75,152	10,585
Sales and marketing	12,340	4,328	(375)	(53)
General and administrative	166,373	121,464	110,827	15,610
Total	253,922	199,737	185,604	26,142

Share-based compensation expenses are non-cash in nature.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenue

Our total net revenue decreased by 1.6% from RMB16,554 million in 2022 to RMB16,290 million (US$2,294 million) in 2023, primarily due to the decline in off-balance-sheet capital-heavy and capital-light loan facilitation volume and shorter effective loan tenor. Within our total revenue, the amount derived from credit-driven services increased by 1.3% from RMB11,586 million in 2022 to RMB11,739 million (US$1,653 million) in 2023, and the amount derived from platform services decreased by 8.4% from RMB4,968 million in 2022 to RMB4,551 million (US$641 million) in 2023.

●	Loan facilitation and servicing fees. Loan facilitation and servicing fees decreased under the credit-driven services from RMB2,086 million in 2022 to RMB1,667 million (US$235 million) in 2023, primarily due to a decline in capital-heavy loan facilitation volume and shorter effective loan tenor. Loan facilitation and servicing fees decreased under the platform services from RMB4,125 million in 2022 to RMB3,214 million (US$453 million) in 2023, primarily due to a decline in loan facilitation volume under our capital-light model and shorter effective loan tenor.
●	Financing income. Financing income increased from RMB3,488 million in 2022 to RMB5,110 million (US$720 million) in 2023, primarily due to the growth in average outstanding on-balance-sheet loan balance.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities decreased from RMB5,899 million in 2022 to RMB4,746 million (US$668 million) in 2023. This decrease reflected the change in average outstanding balance of off-balance-sheet capital-heavy loans during the period.
●	Referral services fees. Referral services fees increased from RMB561 million in 2022 to RMB950 million (US$134 million) in 2023, primarily due to an increase in the loan facilitation volume through ICE.

Operating costs and expenses

Operating costs and expenses decreased from RMB12,082 million in 2022 to RMB11,433 million (US$1,610 million) in 2023, primarily due to the decrease in provision for contingent liabilities.

●	Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB2,373 million in 2022 to RMB2,660 million (US$375 million) in 2023, primarily due to an increase of collection fee of RMB125 million (US$18 million) as a result of the growth in loan facilitation volume and balance and credit search fees of RMB68 million (US$10 million).
●	Sales and marketing. Sales and marketing expenses decreased from RMB2,207 million in 2022 to RMB1,940 million (US$273 million) in 2023, primarily due to a decrease of RMB236 million (US$33 million) in advertising and marketing-related expenses as a result of the improvement in marketing efficiency.
●	General and administrative. General and administrative expenses increased from RMB413 million in 2022 to RMB421 million (US$59 million) in 2023, primarily due to increase of RMB12 million (US$2 million) in professional service fees.

●	Funding costs. Funding costs increased from RMB504 million in 2022 to RMB645 million (US$91 million) in 2023, mainly due to the growth in funding from ABSs as a result of the continued growth in on-balance-sheet loan balance, partially offset by the lower average cost of ABSs.
●	Provision for loans receivable. Provision for loans receivable increased from RMB1,580 million in 2022 to RMB2,151 million (US$303 million) in 2023, which was primarily due to the growth in loan origination volume of on-balance-sheet loans.
●	Provision for financial assets receivable. Provision for financial assets receivable decreased from RMB398 million in 2022 to RMB386 million (US$54 million) in 2023. The decrease reflected our consistent approach in assessing provisions commensurate with our underlying loan profile and the decline in capital-heavy loan facilitation volume.
●	Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets decreased from RMB238 million in 2022 to RMB176 million (US$25 million) in 2023. The decrease reflected our consistent approach in assessing provisions commensurate with our underlying loan profile and decreases in capital-heavy and capital-light loan facilitation volume.
●	Provision for contingent liabilities. Provision for contingent liabilities decreased from RMB4,368 million in 2022 to RMB3,054 million (US$430 million) in 2023, which reflected our consistent approach in assessing provisions commensurate with our underlying loan profile as well as a decline in capital-heavy loan facilitation volume.

Interest income, net

Interest income, net was RMB217 million (US$31 million) in 2023, compared to RMB182 million in 2022, mainly due to the increase in interest earned from bank deposits.

Other income, net

Other income decreased from RMB268 million in 2022 to RMB231 million (US$33 million) in 2023, mainly due to the decrease of government grants.

Income tax expense

Income tax expense was RMB1,009 million (US$142 million) in 2023, compared to RMB737 million in 2022. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 18.5% in 2023, compared to 14.9% in 2022. The increase in effective tax rate was mainly due to withholding taxes related to our company’s dividend and share repurchase plan.

Net income

Net income was RMB4,269 million (US$601 million) in 2023, compared to RMB4,006 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenue

Our total net revenue decreased by 0.5% from RMB16,636 million in 2021 to RMB16,554 million in 2022, primarily due to the decline in loan facilitation volume under our capital-light model. Within our total revenue, the amount derived from credit-driven services increased by 13.7% from RMB10,189 million in 2021 to RMB11,586 million in 2022, and the amount derived from platform services decreased by 22.9% from RMB6,446 million in 2021 to RMB4,968 million in 2022.

●	Loan facilitation and servicing fees. Loan facilitation and servicing fees decreased under the credit-driven services from RMB2,326 million in 2021 to RMB2,086 million in 2022, primarily due to a lower take rate as a result of a decline in average IRR of the loans. Loan facilitation and servicing fees decreased under the platform services from RMB5,678 million in 2021 to RMB4,125 million in 2022, primarily due to a decline in loan facilitation volume under our capital-light model as well as a decline in average IRR of the loans.

●	Financing income. Financing income increased from RMB2,184 million in 2021 to RMB3,488 million in 2022, primarily due to the growth in average outstanding on-balance-sheet loan balance.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities increased from RMB5,583 million in 2021 to RMB5,899 million in 2022. This increase reflected the change in average outstanding balance of off-balance-sheet capital-heavy loans during the period.
●	Referral services fees. Referral services fees decreased from RMB620 million in 2021 to RMB561 million in 2022, primarily due to the decline in traffic from the referral services.

Operating costs and expenses

Operating costs and expenses increased from RMB9,849 million in 2021 to RMB12,082 million in 2022, primarily due to the increase in provision for contingent liabilities.

●	Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB2,252 million in 2021 to RMB2,373 million in 2022, primarily due to an increase of collection fee of RMB156 million as a result of the growth in loan facilitation volume and balance.
●	Sales and marketing. Sales and marketing expenses increased substantially from RMB2,090 million in 2021 to RMB2,207 million in 2022, primarily due to an increase of RMB126 million in advertising and marketing-related expenses as a result of a higher average traffic cost throughout the challenging macro environment during 2022.
●	General and administrative. General and administrative expenses decreased from RMB557 million in 2021 to RMB413 million in 2022, primarily due to a decrease of RMB72 million in professional service fees and our continued effort to improve operational efficiency.
●	Funding costs. Funding costs increased from RMB337 million in 2021 to RMB504 million in 2022, mainly due to the growth in funding from ABSs and trusts.
●	Provision for loans receivable. Provision for loans receivable increased from RMB965 million in 2021 to RMB1,580 million in 2022, which was primarily due to the growth in outstanding on-balance sheet loans.
●	Provision for financial assets receivable. Provision for financial assets receivable increased from RMB244 million in 2021 to RMB398 million in 2022. The increase reflected challenging macro environment factors which are consistently applied in the estimation of default rate made as of December 31, 2022 for those vintages of loans in prior periods and at the inception of such loans.
●	Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets decreased from RMB325 million in 2021 to RMB238 million in 2022, primarily attributable to the decrease in loan facilitation volume under our capital-light model.
●	Provision for contingent liabilities. Provision for contingent liabilities increased from RMB3,078 million in 2021 to RMB4,368 million in 2022, which reflected challenging macro environment factors which are consistently applied in the estimation of default rate made as of December 31, 2022 for those vintages of loans in prior periods and at the inception of such loans.

Interest income, net

Interest income, net was RMB182 million in 2022, compared to RMB126 million in 2021, mainly due to the increase in net interest earned from bank deposits.

Other income, net

Other income increased from RMB65 million in 2021 to RMB268 million in 2022, mainly due to the increase of government grants.

Income tax expense

Income tax expense was RMB737 million in 2022, compared to RMB1,258 million in 2021. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 14.9% in 2022, compared to 17.3% in 2021.

Net income

Net income was RMB4,006 million in 2022, compared to RMB5,765 million in 2021.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2021, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Current assets:
Cash and cash equivalents	6,116,360	7,165,584	4,177,890	588,443
Restricted cash	2,643,587	3,346,779	3,381,107	476,219
Security deposit prepaid to third-party guarantee companies	874,886	396,699	207,071	29,165
Accounts receivable and contract assets, net	3,097,254	2,868,625	2,909,245	409,759
Financial assets receivable, net	3,806,243	2,982,076	2,522,543	355,293
Loans receivable, net	9,844,481	15,347,662	24,604,487	3,465,470
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	223,474	261,319	146,995	20,704
Financial assets receivable, net-noncurrent	597,965	688,843	596,330	83,991
Loans receivable, net-noncurrent	2,859,349	3,136,994	2,898,005	408,175
Land use rights, net	1,018,908	998,185	977,461	137,673
Current liabilities:
Payable to investors of the consolidated trusts-current	2,304,518	6,099,520	8,942,291	1,259,495
Guarantee liabilities-stand ready	4,818,144	4,120,346	3,949,601	556,290
Guarantee liabilities-contingent	3,285,081	3,418,391	3,207,264	451,734
Non-current liabilities:
Payable to investors of the consolidated trusts-noncurrent	4,010,597	4,521,600	3,581,800	504,486

Cash and cash equivalents

Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Our cash and cash equivalents decreased from RMB7,166 million as of December 31, 2022 to RMB4,178 million (US$588 million) as of December 31, 2023, due to the increased cash usage in our on-balance sheet lending.

Restricted cash

Restricted cash mainly represents security deposits related to our loan facilitation services and cash held by our consolidated trusts and asset management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements. The trusts have a maximum operating period of three years. The cash in the trusts is not available to fund our general liquidity needs.

Our restricted cash increased from RMB3,347 million as of December 31, 2022 to RMB3,381 million (US$476 million) as of December 31, 2023, primarily due to the increase of cash held by our consolidated trusts and asset management plans as a result of the growth in funding from ABSs and trusts.

Security deposits prepaid to third-party guarantee companies

We have engaged third-party licensed guarantee companies to provide guarantee to some financial institution partners since 2019, and sometimes we prepay an amount as back-to-back guarantee to these guarantee companies. Such prepayment in the deposit account under the guarantee company’s name is recorded under this account. Our security deposit prepaid to third-party guarantee companies amounted to RMB207 million (US$29 million) as of December 31, 2023.

Accounts receivable and contract assets, net

Accounts receivable and contract assets decreased from RMB3,130 million as of December 31, 2022 to RMB3,056 million (US$430 million) as of December 31, 2023, net of allowance of RMB315 million and RMB321 million (US$45 million), respectively, mainly due to the decrease in outstanding balance of off-balance sheet loans.

Financial assets receivable, net

Financial assets receivable decreased from RMB3,671 million as of December 31, 2022 to RMB3,119 million (US$439 million) as of December 31, 2023, net of allowance of RMB554 million and RMB575 million (US$81 million), respectively, mainly due to a decrease in our loan facilitation volume of off balance sheet loans under credit-driven services during the period.

Loans receivable, net

Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts, as well as loans facilitated by Fuzhou Microcredit.

Loans receivable increased from RMB18,485 million as of December 31, 2022 to RMB27,502 million (US$3,874 million) as of December 31, 2023, mainly due to the increase in our outstanding on-balance sheet loans balance.

Land use rights, net

Land use rights represent lease prepayments to the local government authorities and are recorded at cost less accumulated amortization.

In March 2021, our consolidated subsidiary, 360 Changfeng obtained the land use rights from local authorities to develop and build the regional headquarters and the affiliated industrial park for our future operations. As of December 31, 2023, a total of RMB1.0 billion were contributed by its shareholders to acquire the land use rights, of which RMB0.7 billion was funded by Shanghai Qiyu and RMB0.3 billion was funded by 360 Changfeng, respectively.

Payable to investors of the consolidated trusts

Some financial institution partners require us to disburse loans indirectly to borrowers through our consolidated trusts. Some beneficial rights in trusts and loans receivables are further transferred into asset backed special plans for the issuance of ABSs. Payable to investors of the consolidated trusts without recourse to us represents the investment returns of these trusts and ABS plans, and it increased from RMB10,621 million as of December 31, 2022 to RMB12,524 million (US$1,764 million) as of December 31, 2023, mainly due to the increase in our on-balance sheet loan volume.

Guarantee liabilities-stand ready

Guarantee liabilities-stand ready decreased from RMB4,120 million as of December 31, 2022 to RMB3,950 million (US$556 million) as of December 31, 2023. We recognize a stand-ready guarantee liability at the inception of an off-balance sheet loan for which we provide guarantee services. Stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee.

Guarantee liabilities-contingent

Guarantee liabilities-contingent decreased from RMB3,418 million as of December 31, 2022 to RMB3,207 million (US$452 million) as of December 31, 2023, mainly due to the provision of contingent liabilities of RMB3,054 million (US$430 million), which was partially offset by the payout of RMB3,265 million (US$460 million). At the inception of an off-balance sheet loan, we also recognize a separate contingent guarantee liability with an allowance for credit losses following the CECL model. The contingent guarantee is reduced by the payouts made by us to compensate the financial institutions upon borrowers’ default. Allowance for credit losses under CECL model was included in “provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

B.           Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2021, 2022 and 2023, we had cash and cash equivalents and restricted cash of RMB8.8 billion, RMB10.5 billion and RMB7.6 billion (US$1.1 billion), respectively. Our cash and cash equivalents primarily consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	5,789,700	5,922,515	7,118,350	1,002,598
Net cash used in investing activities	(6,064,328)	(7,355,975)	(11,147,789)	(1,570,134)
Net cash provided by financing activities	2,263,720	3,204,068	1,066,458	150,209
Net increase/(decrease) in cash and cash equivalents	1,985,681	1,752,416	(2,953,366)	(415,973)
Cash, cash equivalents, and restricted cash at the beginning of year	6,774,266	8,759,947	10,512,363	1,480,635
Cash, cash equivalents, and restricted cash at the end of year	8,759,947	10,512,363	7,558,997	1,064,662

Operating activities

Net cash provided by operating activities was RMB7,118 million (US$1,003 million) in 2023. The difference between net cash provided by operating activities and the net income of RMB4,269 million (US$601 million) mainly resulted from (i) adding back non-cash item share-based compensation of RMB186 million (US$26 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB2,713 million (US$382 million), and (iii) adding back non-cash item provision for contingent liabilities of RMB3,054 million (US$430 million), partially offset by additional RMB3,209 million (US$452 million) used for working capital. The change in cash used for working capital was mainly a result of a RMB3,436 million (US$484 million) decrease in guarantee liabilities. The change of these working capital items was in line with our business growth.

Net cash provided by operating activities was RMB5,923 million in 2022. The difference between net cash provided by operating activities and the net income of RMB4,006 million mainly resulted from (i) adding back non-cash item share-based compensation of RMB200 million, (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB2,216 million, and (iii) adding back non-cash item provision for contingent liabilities of RMB4,368 million, partially offset by additional RMB5,119 million used for working capital. The change in cash used for working capital was mainly a result of a RMB4,932 million decrease in guarantee liabilities. The change of these working capital items was in line with our business growth.

Net cash provided by operating activities was RMB5,790 million in 2021. The difference between net cash provided by operating activities and the net income of RMB5,765 million mainly resulted from (i) adding back non-cash item share-based compensation of RMB254 million, (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB1,554 million and (iii) adding back non-cash item provision for contingent liabilities of RMB3,078 million, partially offset by additional RMB4,881 million used for working capital. The change in cash used in working capital was mainly a result of a RMB820 million increase in accounts receivable and contract assets, a RMB437 million increase in financial assets receivables, a RMB2,691 million decrease in guarantee liabilities, and a RMB1,036 million increase in land use rights, which was partially offset by RMB898 million increase in accrued expenses and other current liabilities. The change of these working capital items was the result of our rapid expansion of business.

Investing activities

Net cash used in investing activities was RMB11,148 million (US$1,570 million) in 2023, which was primarily attributable to investment in loans receivable of RMB92,203 million (US$12,986 million), partially offset by the collection of investment in loans receivable of RMB81,132 million (US$11,427 million). The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Net cash used in investing activities was RMB7,356 million in 2022, which was primarily attributable to investment in loans receivable of RMB59,826 million, partially offset by the collection of investment in loans receivable of RMB52,557 million. The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Net cash used in investing activities was RMB6,064 million in 2021, which was primarily attributable to investment in loans receivable of RMB40,169 million, partially offset by the collection of investment in loans receivable of RMB34,131 million. The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Financing activities

Net cash provided by financing activities was RMB1,066 million (US$150 million) in 2023, which was primarily attributable to RMB10,410 million (US$1,466 million) cash received from investors of the consolidated trusts and RMB825 million (US$116 million) received from short-term loans, partially offset by cash paid to investors of the consolidated trusts of RMB8,471 million (US$1,193 million), dividend paid to shareholders of RMB942 million (US$133 million) and ADSs repurchased in the open market of RMB636 million (US$90 million).

Net cash provided by financing activities was RMB3,204 million in 2022, which was primarily attributable to RMB8,571 million cash received from investors of the consolidated trusts, and RMB340 million received from short-term loans, and RMB239 million received from our Global Offering of class A ordinary shares in connection with the secondary listing on the Main Board of the Hong Kong Stock Exchange, partially offset by cash paid to investors of the consolidated trusts of RMB4,325 million and dividend paid to shareholders of RMB989 million.

Net cash provided by financing activities was RMB2,264 million in 2021, which was primarily attributable to RMB5,929 million cash received from investors of the consolidated trusts, and RMB364 million received from short-term loans, partially offset by cash paid to investors of the consolidated trusts of RMB4,193 million and RMB150 million repaid for short-term loans.

Material Cash Requirement

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the years ended December 2021, 2022 and 2023, our capital expenditures were mainly used for purchases of property, equipment and software. We incurred capital expenditures of RMB25.3 million, RMB27.0 million and RMB84.6 million (US$11.9 million) in 2021, 2022 and 2023, respectively. Our capital expenditures for 2023 consist primarily of expenditures related to the expansion and enhancement of our information technology infrastructure and the construction of our new office buildings in Shanghai. We will continue to incur capital expenditures to meet the expected growth of our business.

We intend to fund our existing and future capital expenditures with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Contractual Obligations

Our contractual obligations mainly represent operating lease obligations, which relate to our leases of office premises and our land use rights over the parcel of land that 360 Changfeng acquired to construct our regional headquarters and the affiliated industrial park for our future operations. We lease our office premises under non-cancelable operating lease arrangements. Expenses under operating leases for 2021, 2022 and 2023 were RMB51.6 million, RMB63.7 million and RMB61.0 million (US$8.6 million), respectively, which include amortization expenses of land use rights for 2021, 2022 and 2023 amounting to RMB17.3 million, RMB20.7 million and RMB20.7 million (US$2.9 million), respectively.

Our short-term loans obligations relate to bank borrowings obtained from domestic commercial banks. Our short-term loans obligations were RMB397.6 million, RMB150.0 million and RMB798.6 million (US$112.5 million) as of December 31, 2021, 2022 and 2023, respectively.

Our long-term loans obligations relate to mortgage loans for the specific use of construction of the regional headquarters and the affiliated industrial park, which were nil, RMB17.9 million and RMB90.6 million (US$12.8 million) as of December 31, 2021, 2022 and 2023, respectively.

The following table sets forth our contractual obligations and loans obligations as of December 31, 2023:

		Less than	1 – 3	3 – 5	More than
	Total	1 year	Years	Years	5 years

	(RMB in thousands)
Operating Leases Obligations	42,188	29,671	12,517	—	—
Short-term Loans Obligations	798,586	798,586	—	—	—
Long-term Loans Obligations	90,620	—	—	—	90,620

As of December 31, 2023, we had the outstanding amount of short-term loans of RMB798.6 million (US$112.5 million), with the amount of RMB50.0 million (US$7.0 million) pledged with bank deposit of RMB15.0 million. As of the same date, we had outstanding amount of long-term mortgage loans of RMB90.6 million (US$12.8 million), which were secured by the land use right owned by Shanghai 360 Changfeng Technology, Co., Ltd. and were unguaranteed. As of December 31, 2023, we also had operating lease liabilities amounting to RMB42.2 million (US$5.9 million), all of which were secured by the rental deposits and unguaranteed. As of the same date, we had payable to shareholder of non-controlling interests of RMB230.9 million (US$32.5 million), which was unguaranteed and unsecured.

As of December 31, 2023, we have certain capital commitments primarily related to commitments for the construction of our regional headquarters and the affiliated industrial park. The total capital commitments agreed in the purchase contract for land use rights was not less than RMB500.0 million (US$70.4 million), and RMB204.0 million (US$28.7 million) has been invested and reflected as construction in progress under “Property and equipment, net” in our consolidated financial statements as of December 31, 2023. All of the remaining capital commitments will be fulfilled in the future according to the construction progress.

Other than those shown above, the obligations from on-balance sheet loans (presented as “payable to investors of the consolidated trusts-current and -noncurrent” in the consolidated balance sheets), which were unguaranteed and unsecured, and guarantees related to the loans we facilitated, we did not have any significant capital and other commitments and long-term obligations as of December 31, 2023.

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

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The estimate of prepayment risk of borrowers is subject to changes in our estimate of borrowers’ future repayment pattern. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. Further, if the default rate of underlying loans decreases beyond a certain level, the service fee rates enjoyed by us so as the total transaction price would increase than initially expected and vice versa. Revenue adjustment for the year ended December 31, 2023 to performance obligations satisfied (or partially satisfied) in prior periods pertaining to changes in variable consideration was not significant.

We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change when our cost pattern and business mode changes. If our estimates change with one percentage point increase/decrease in the portion of total transaction price allocated to our loan facilitation services, our loan facilitation service revenue would increase/decrease by approximately RMB52.3 million (US$7.4 million) for loans facilitated during the year ended December 31, 2023.

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

As of December 31, 2023, allowance for loans receivable is RMB1,871.4 million (US$263.6 million) and outstanding balance for contingent guarantee liability is RMB3,207.3 million (US$451.7 million). If change in various factors constituting the estimate of default rate result in 0.5 percentage point increase/decrease in the overall estimate default rate, it would result in an increase/decrease of RMB315.6 million (US$44.4 million) and RMB569.5 million (US$80.2 million) for allowance for loans receivable and contingent guarantee liability respectively.

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

For detailed judgments made in making the estimate of default rate of underlying loans subject to guarantee, please refer to the preceding part “Allowance for credit losses.”

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongyi Zhou	53	Chairman of the Board of Directors
Haisheng Wu	41	Chief Executive Officer and Director
Alex Xu	55	Chief Financial Officer and Director
Dan Zhao	44	Director
Jiao Jiao	43	Director
Eric Xiaohuan Chen	42	Independent Director
Gang Xiao	48	Independent Director
Andrew Y Yan	66	Independent Director
Fan Zhao	69	Independent Director
Zhiqiang He	41	Senior Vice President
Yan Zheng	36	Chief Risk Officer

Mr. Hongyi Zhou has served as our director from our inception and in addition as our chairman of the Board since September 2018. Mr. Zhou has over 20 years of managerial and operational experience in China’s internet industry. Mr. Zhou founded Qihoo 360 Technology Co. Ltd. (previously listed on the New York Stock Exchange), and has served as its chairman of the board and Chief Executive Officer, from its inception to July 2016. Since February 2018, Mr. Zhou has been serving as the chairman of the board of directors and Chief Executive Officer of 360 Security Technology Inc. (Shanghai Stock Exchange: 601360). Prior to founding Qihoo 360 Technology Co. Ltd., Mr. Zhou was a partner at IDG Ventures Capital. In more than thirty years, Mr. Zhou demonstrated his strong leadership both in venture capital investment and corporate management. Mr. Zhou received his bachelor’s degree in computer software and his master’s degree in system engineering from Xi’an Jiaotong University in 1992 and 1995, respectively.

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

Mr. Alex Xu has served as our director since March 2021, as our chief financial officer since July 2020 and as our senior advisor since October 2019. Mr. Xu has extensive experiences in capital market, corporate finance and business management. Prior to joining us, Mr. Xu served as the Chief Financial Officer of Shenzhen Qianhai Dashu Financial Services Co., Ltd. from September 2018 and a director of Qihoo 360 Technology Co. Ltd. from September 2017 to April 2019. He was a Co-Chief Financial Officer of Qihoo 360 (previously listed on the New York Stock Exchange) from February 2011 to August 2016. Prior to that, Mr. Xu was a Managing Director at Cowen & Company, LLC. He also served as the Chief Financial Officer of Yeecare Holdings in 2010, and from May 2008 to March 2010, as the Chief Strategy Officer of China Finance Online Co., Ltd. Mr. Xu was a Senior Vice President at Brean Murray, Carret & Co from 2007 to 2008. He was an associate at Bank of America Securities, LLC from 2003 to 2007, and worked at investment research department of UBS AG from 2002 to 2003. Mr. Xu received his bachelor’s degree in Applied Physics from Beijing University of Posts and Telecommunications and an M.B.A. degree from Cornell University. Mr. Xu is a CFA charter holder.

Mr. Dan Zhao has served as our director since May 2020 and is currently the vice president of 360 Group. Mr. Zhao has also been a non-executive director of 360 Ludashi Holdings Limited (HKEX: 3601) since June 2020, and a director of Beijing Huafang Technology Co., Ltd., Beijing Mijing Hefeng Technology Co., Ltd., Huafang Group Inc. and Kincheng Bank of Tianjin Co., Ltd. since August 2020, September 2020, July 2021 and February 2022, respectively. Before joining 360 Group in January 2013, Mr. Zhao served as a senior manager in Alibaba Group (NYSE: BABA; HKEX: 9988) from November 2007. From September 2006 to November 2007, Mr. Zhao worked for KPMG Huazhen LLP as an associate manager. Mr. Zhao received his bachelor’s degree in international enterprise management from the University of Shanghai for Science and Technology in 2002, and his master’s degree in international business economics from the University of Konstanz in 2004. Mr. Zhao was accredited as a certified internal auditor by the Institute of Internal Auditors in November 2008.

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

Mr. Eric Xiaohuan Chen has served as our director since November 2019 and has been redesignated as our independent director since 2024. Mr. Chen also serves as a director of several privately owned companies based in China. Mr. Chen is currently a partner at Twin Peaks Capital. Prior to co-founding Twin Peaks Capital, Mr. Chen served as the managing director and head of business and financial services at FountainVest Partners, where he has worked from 2008 to 2021. Before joining FountainVest Partners, Mr. Chen had worked in the investment banking department of Lehman Brothers and Citigroup since 2006. From 2004 to 2006, Mr. Chen worked at Micron Technology. Mr. Chen received his Bachelor’s degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.

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

Mr. Andrew Y Yan has served as our independent director since July 2019. Mr. Yan is the founding managing partner of SAIF Partners IV since 2001. Prior to that, he was a managing director and head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Mr. Yan is currently an independent director of ATA Creativity Global (NASDAQ: AACG) and Guoyuan Securities Co., Ltd (Shenzhen Stock Exchange: 000728). He is also a member of the Investment Committee of Peking University Education Foundation and the vice chairman of the Asset Management Association of China. In addition, Mr. Yan previously served as a director of Shenzhen Appotronics Corporation Ltd. (STAR Market of the Shanghai Stock Exchange: 688007), Shanghai Welltech Automation Co., Ltd (Shenzhen Stock Exchange: 002058), Haier Smart Home Co., Ltd (HKEX: 6690), Huize Holding Limited (NASDAQ: HUIZ) and Zhejiang Merit Interactive Network Technology Co., Ltd (Shenzhen Stock Exchange: 300766). Mr. Yan also previously served as a non-executive director at Guodian Technology & Environment Group Corporation Limited, a company previously listed on the Hong Kong Stock Exchange (HKEX: 1296) and privatized in May 2022, an independent director at TCL Corporation (Shenzhen Stock Exchange: 000100) and BlueFocus Intelligent Communications Group Co., Ltd. (Shenzhen Stock Exchange: 300058), and an independent non-executive director of China Southern Airlines Company Limited (HKEX: 1055; Shanghai Stock Exchange: 600029) and China Resources Land (HKEX: 1109). Mr. Yan received a master of Arts degree from Princeton University in 1989, and a bachelor’s degree in engineering from the Nanjing University of Aeronautics and Astronautics, formerly known as Nanjing Aeronautic Institute, in 1982.

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

Mr. Yan Zheng has served as our chief risk officer since July 2020. Prior to that, Mr. Zheng served as our vice president from February 2017. Mr. Zheng has 13 years of experience in consumer finance risk management. Before joining us, Mr. Zheng co-founded Shenzhen Samoyed Internet Finance Service Co. Ltd. in May 2015, and was in charge of its product risk management. Prior to that, Mr. Zheng worked at the risk division of Merchants Union Consumer Finance Company Limited from April to May 2015, and the risk management department at the headquarter of China Merchants Bank (Shanghai Stock Exchange: 600036) from November 2014 to April 2015. Prior to that, Mr. Zheng worked at the risk management department of the Credit Card Center of China Merchants Bank from July 2008 to October 2014, primarily responsible for the credit policies of corporate businesses and credit limits. Mr. Zheng received his bachelor’s degree in quantitative economics (Chinese-foreign) from Shanghai University of Finance and Economics in 2008.

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

B.          Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB18.9 million (US$2.7 million) in cash to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Other than the above-mentioned statutory contributions mandated by applicable PRC laws and regulations, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

2018 Share Incentive Plan

We adopted the 2018 Share Incentive Plan in May 2018 and amended it in November 2019. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Incentive Plan is 25,336,096 ordinary shares. As of February 29, 2024, class A ordinary shares underlying options and restricted share units that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 1,275,436, excluding awards that were forfeited or canceled after the relevant grant dates. The following paragraphs summarize the terms of the 2018 Share Incentive Plan.

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

2019 Share Incentive Plan

We adopted the 2019 Share Incentive Plan in November, 2019 and amended it in August 2020 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Share Incentive Plan is 17,547,567 ordinary shares, and an annual increase on the first day of each of the four consecutive fiscal years of the company commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding shares or (ii) such fewer number of class A ordinary shares as may be determined by our board of directors. As of February 29, 2024, options and restricted share units representing 8,402,556 class A ordinary shares have been granted and are outstanding under the 2019 Share Incentive Plan, as amended, excluding awards that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 29, 2024, the awards granted under the 2018 Share Incentive Plan and 2019 Share Incentive Plan to several of our existing directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

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

As of February 29, 2024, other employees as a group held outstanding options and restricted share units representing 5,477,778 class A ordinary shares of our company under the 2018 Share Incentive Plan and 2019 Share Incentive Plan.

C.          Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to Nasdaq Stock Market Rules and disqualification by the chairman of the relevant meeting of the directors, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee.   Our compensation committee consists of Andrew Y Yan, Hongyi Zhou and Haisheng Wu. Andrew Y Yan is the chairman of our compensation committee. We have determined that Andrew Y Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Board Diversity Matrix As of February 29, 2024
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
	1	8	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	1

D.           Employees

We had 2,129 employees as of December 31, 2021, 2,199 as of December 31, 2022 and 3,121 as of December 31, 2023. The following table sets forth the number of our employees categorized by function as of December 31, 2023:

As of December 31, 2023
Function:
General and administrative	244
Operations	899
Products	124
Research and development	680
Risk management	447
Sales and marketing	256
Offline sales and promotion	471
Total	3,121

As of December 31, 2023, we had 1,021 employees in Shanghai, 378 employees in Beijing, 305 employees in Shenzhen and the rest in other cities and special administrative region in China.

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

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for typically two years after the termination of his or her employment. In consideration of our employees’ non-compete covenant, we pay compensation to our employees at a rate of not less than 20% of the average monthly compensation of the 12 months prior to the termination of their employment, provided that, to the extent our rate becomes lower than the minimum standard required by the local government, we will pay in accordance with such standard.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. None of our employees are represented by labor unions.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 310,508,950 class A ordinary shares as of February 29, 2024 (excluding 4,340,936 class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans). No class B ordinary shares were issued and outstanding as of February 29, 2024. As a result, no shareholder had different voting rights from other shareholders.

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

Ordinary Shares Beneficially Owned
	Total ordinary	Percentage of total
	shares	ordinary shares
Directors and Executive Officers:**
Hongyi Zhou(1)	42,990,384	13.8%
Haisheng Wu(2)	*	*
Alex Xu(3)	*	*
Dan Zhao	—	—
Jiao Jiao	—	—
Gang Xiao	—	—
Andrew Y Yan(4)	*	*
Eric Xiaohuan Chen(5)	*	*
Fan Zhao	—	—
Zhiqiang He(6)	*	*
Yan Zheng(7)	*	*
All Directors and Executive Officers as a Group	49,842,532	16.1%
Principal Shareholders
Aerovane Company Limited(8)	42,990,384	13.8%
OLP Capital Management Limited(9)	25,838,814	8.3%
Aspex Management(10)	17,261,530	5.6%

Notes:

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Building A, Building 2, Yard 6 (electronics city) Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

(1)

Represents 42,990,384 class A ordinary shares to the company’s knowledge that are beneficially owned by Mr. Hongyi Zhou, the chairman of our board of directors, including 39,820,586 class A ordinary shares and 3,169,798 class A ordinary shares in the form of ADSs directly held by Aerovane Company Limited, a British Virgin Islands company, which is in turn wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou. Because of the immediate family relationship, the amended and restated memorandum and association & articles of association of Aerovane Company Limited, and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children relating to the 39,820,586 class A ordinary shares and 3,169,798 class A ordinary shares in the form of ADSs held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

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
(9)

Represents 25,838,814 class A ordinary shares in the form of ADSs held by various investment vehicles for which OLP Capital Management Limited serves as investment manager. The number of class A ordinary shares is as reported in a Schedule 13G jointly filed by OLP Capital Management Limited, Richard Li and Di Fan Shen on February 14, 2024. OLP Capital Management Limited is a private company organized under the laws of Hong Kong. As reported in a Schedule 13G filed by OceanLink Partners Fund LP on February 14, 2024, OceanLink Partners Fund LP, a limited partnership organized under the laws of Delaware, beneficially owned 16,750,222 class A ordinary shares in the forms of ADS. According to the shareholder disclosures on the Hong Kong Stock Exchange made by OLP Capital Management Limited on March 7, 2024, OceanLink Partners Fund LP is controlled by OLP Capital Management Limited.

(10)

Represents 17,261,530 class A ordinary shares in the form of ADSs beneficially owned by Aspex Management (HK) Ltd, a Hong Kong company, Aspex Master Fund, a Cayman Islands company, and Li, Ho Kei, a Hong Kong citizen. The number of class A ordinary shares is as reported in a Schedule 13G/A jointly filed by Aspex Management (HK) Ltd, Aspex Master Fund and Li, Ho Kei on March 4, 2024.

To our knowledge, as of February 29, 2024, 285,915,558 of our class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. Such class A ordinary shares included shares issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the class A ordinary shares held in our Hong Kong register of members.The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

On March 31, 2023, we held an extraordinary general meeting and, among other things, varied and amended our authorized share capital by (a) re-designating and re-classifying all authorized Class B ordinary shares as Class A ordinary shares each on a one-for-one basis and (b) re-designating and re-classifying all authorized and unissued shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of our company may determine in accordance with the memorandum of association and articles of association of our company as Class A ordinary shares each on a one-for-one basis. As a result, we unwound our dual-class shareholding structure and all the issued shares of our company (including the class B ordinary shares with super-voting rights) were redesignated and reclassified into class A ordinary shares which entitle holders to one vote for each share. As of the date of this annual report, our authorized share capital is US$50,000 divided into 5,000,000,000 class A ordinary shares, which entitle holders to one vote for each share.

Enforceability of Civil Liabilities

Our business operations are primarily conducted in mainland China, and substantially all of our assets are located in mainland China. A majority of our directors and executive officers reside within China for a significant portion of the time and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that the courts of the Cayman Islands are unlikely (i) to recognize and enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

We have also been advised by our Cayman Islands counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a government authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

●	the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;
●	the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;
●	the judgment was final and conclusive and for a liquidated sum;
●	the judgment was not obtained by fraud; and
●	the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis. In addition, according to the PRC Civil Procedures Law, the courts of mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection with mainland China for a court of mainland China to have the jurisdiction required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments, and the statutory registration scheme for foreign judgments in Hong Kong does not extend to United States judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if the judgment (i) is final and conclusive on the merits, (ii) has been rendered by a court of competent jurisdiction, and (iii) is for a fixed sum of money, unless the relevant proceeding in the United States offends against natural justice, the judgment was obtained by fraud or the enforcement of the judgment is contrary to public policy.

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

Transactions with 360 Group

360 Group is our important business partner. It is considered our related party as it is controlled by Mr. Hongyi Zhou, the chairman of our board of directors and principal shareholder. We transacted with several entities of 360 Group during the fiscal years of 2021, 2022 and 2023. 360 Group authorizes us to use its brand “360” and has historically provided advertising services to promote our products through its matrix of mobile applications and services, such as 360 Browser and 360 Mobile Assistant. Advertising services are calculated and charged to us under different formula depending on the form of advertisements, including cost per action (CPA) and cost per sale (CPS).

In 2023, services provided by 360 Group entities were RMB236.3 million (US$33.3 million). As of December 31, 2023, RMB77.3 million (US$10.9 million) was due to 360 Group entities, and RMB2.2 million (US$0.3 million) was due from them.

In 2022, services provided by 360 Group entities were RMB196.4 million. As of December 31, 2022, RMB110.6 million was due to 360 Group entities, and RMB1.8 million was due from them.

In 2021, services provided by 360 Group entities were RMB168.4 million. As of December 31, 2021, RMB163.1 million was due to 360 Group entities, and RMB1.8 million was due from them.

In September 2020, one 360 Group entity transferred to us part of its equity interest in Hangzhou Qifei Huachuang Technology Co., Ltd., a joint venture company it established with an independent third party. After the equity transfer, we and the 360 Group entity hold 25% and 26% of the equity interest in the joint venture entity, respectively. As part of the arrangement, we are responsible for assisting the joint venture entity in achieving certain performance targets. We accounted for the equity investment using alternative measurement. We provided capital contribution of nil, RMB9.0 million and RMB20.3 million to Hangzhou Qifei for the years ended December 31, 2021, 2022 and 2023, respectively. In addition, we have accrued RMB20.7 million (US$2.9 million) for the remaining unpaid share of registered capital. Considering the business forecast of the investee as of December 31, 2023, we fully impaired the investment. In February 2024, we sold the entirety of our equity interest in the joint venture company to an independent third party.

In October 2020, we established a joint venture company in Shanghai, China through Shanghai Qiyu together with one of 360 Group entities and an independent third party, to develop and build the regional headquarters and the affiliated industrial park for 360 Group. The 360 Group entity and we hold 30% and 40% of the equity interests of the joint venture, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with the 360 Group entity, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by the 360 Group entity in the joint venture entity. Following the completion of the transactions, we hold 70% of the equity interests in the joint venture entity and became its controlling shareholder. Pursuant to the joint venture agreement, the shareholders will contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. We accounted for the investment using equity method. As of December 31, 2023, a total of RMB1.0 billion (US$0.1 billion) was provided by the shareholders to acquire land use rights, of which RMB0.3 billion (US$42.3 million) was funded by non-controlling shareholder.

Framework Collaboration Agreement

We have entered into a framework collaboration agreement with 360 Group in July 2018, pursuant to which:

●	we and 360 Group collaborate in depth on research and development of cloud computing and artificial intelligence, as well as big data analysis and application.
●	we and 360 Group collaborate on user traffic.
●	360 Group licenses certain trademarks to us. We and 360 Group entered into a Trademark Licensing Agreement in January 2023 to govern the license of certain trademarks by 360 Group to us, with a licensing term of one year from January 1, 2023 to December 31, 2023. In addition, we and 360 Group entered into a Trademark Licensing Agreement in December 2023 to govern the license of certain trademarks by 360 Group to us, with a licensing term of three years from January 1, 2024 to December 31, 2026.
●	360 Group agrees not to conduct any credit underwriting or loan origination services that directly or indirectly compete with us.

The framework collaboration agreement has an initial term of five years with automatic extensions for successive one year unless 360 Group or we decide to terminate the collaboration.

Transactions with Shanghai Qibutianxia

Shanghai Qibutianxia and its subsidiaries are related parties to us, as Shanghai Qibutianxia is an affiliate of Mr. Hongyi Zhou, the chairman of our board of directors.

We transacted with Shanghai Qibutianxia and its subsidiaries during the fiscal years 2021, 2022 and 2023, including receiving loans from Shanghai Qibutianxia, allocating expenses for certain corporate functions historically provided by Shanghai Qibutianxia, and providing borrower referral services to Beijing Qicaitianxia Technology Co., Ltd.

In September 2023, we acquired from Shanghai Qibutianxia the equity interests in certain of its subsidiaries that provide wealth management services and offline sales and promotion services with a total consideration of RMB81.8 million.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Shanghai Qibutianxia and us for the years presented.

	For the year ended/As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in millions)
For services provided by Shanghai Qibutianxia and its subsidiaries to us	354.7	355.8	119.7	16.9
For services provided by us to Shanghai Qibutianxia and its subsidiaries	1.4	—	0.1	0.0
Amounts due from Shanghai Qibutianxia and its subsidiaries to us	0.2	24.3	0.2	0.0
Amounts due from us to Shanghai Qibutianxia and its subsidiaries	40.7	3.1	3.1	0.4
Outstanding loan under joint back-to-back guarantee arrangement with Shanghai Qibutianxia	11,803.5	3,575.9	5,239.0	737.9

Transactions with Jinshang Consumer Finance Co., Ltd.

Jinshang Consumer Finance Co., Ltd., or Jinshang, was a related party of ours, as Jinshang was an affiliate of Mr. Hongyi Zhou, the chairman of our board of directors, for the fiscal years 2021 and 2022. In January 2023, Mr. Hongyi Zhou ceased to directly or indirectly have equity interests in Jinshang and as a result, Jinshang subsequently ceased to be a related party of ours.

We transacted with Jinshang during the fiscal years 2021 and 2022 as we provide loan facilitation services and post-facilitation services to Jinshang and charge service fees. Historically, we directly collected payments from borrowers. Starting in 2018, we contractually changed our payment flow model by collecting service fee payments from Jinshang directly.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Jinshang and us for the years presented.

	For the year ended/As of December 31,
	2021		2022		2023
	RMB		RMB		RMB	US$

	(in millions)
For services provided by us to Jinshang	288.9		205.1		—	—
Amounts due from Jinshang to us	194.1	(1)	162.8	(2)	—	—

Notes:

(1)	Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB135.4 million, net of allowance of RMB15.7 million.
(2)	Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB121.6 million, net of allowance of RMB22.7 million.

Transactions with Kincheng Bank of Tianjin Co., Ltd.

Kincheng Bank is a related party of ours, as Kincheng Bank is an affiliate of Mr. Hongyi Zhou, the chairman of our board of directors.

We transacted with Kincheng Bank during the fiscal years 2021, 2022 and 2023 as we provide credit-driven services and platform services to Kincheng Bank and charge service fees.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Kincheng Bank and us for the years presented.

	For the year ended/As of December 31,
	2021		2022		2023
	RMB		RMB		RMB		US$

	(in millions)
For services provided by us to Kincheng Bank	1,880.5		991.7		301.6		42.5
Amounts due from Kincheng Bank to us	771.3	(1)	239.3	(2)	47.2	(3)	6.6	(3)

Notes:

(1)	Among which the amounts of loan facilitation and post-facilitation services of RMB823.6 million, net of allowance of RMB106.3 million.
(2)	Among which the amounts of loan facilitation and post-facilitation services of RMB271.1 million, net of allowance of RMB81.7 million.
(3)	Among which the amounts of loan facilitation and post-facilitation services of RMB61.0 million (US$8.6 million), net of allowance of RMB25.8 million (US$3.6 million).
*

We have held bank deposit with Kincheng Bank, which amounted to RMB3,020.2 million and RMB3,006.4 million (US$423.4 million) as of December 31, 2022 and 2023, respectively. The related interest income was RMB98.9 million and RMB145.7 million (US$20.5 million) for the year ended December 31, 2022 and 2023, respectively, and interest receivable as of December 31, 2022 and 2023 was RMB11.3 million and RMB15.3 million (US$2.2 million), respectively.

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

Dividend Policy

On May 18, 2023, our board of directors approved a semi-annual cash dividend policy to replace the previously approved quarterly cash dividend policy in its entirety, with immediate effect. Under the policy, we intend to declare and distribute a recurring cash dividend semi-annually at an amount equivalent to approximately 20% to 30% of our net income after tax for the previous six-month period. As of the date of this annual report, we have paid a dividend for the first half of 2023 and declared a dividend for the second half of 2024 under this policy. Despite having a dividend policy in place, our determination whether to make dividend distributions and the exact amount of such distributions in any particular six-month period will be based upon our operations and financial conditions, and other factors, and subject to adjustment and determination by the board of directors.

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

ITEM 9 THE OFFER AND LISTING

A.          Offering and Listing Details

See “C. Markets.”

B.          Plan of Distribution

Not applicable.

C.           Markets

Our ADSs, each representing two class A ordinary shares of ours, were listed on the Nasdaq Global Market from December 14, 2018 to November 18, 2020, and have been listed on the Nasdaq Global Select Market since November 19, 2020. Our ADSs trade under the symbol “QFIN.”

Our class A ordinary shares have been listed on the Hong Kong Stock Exchange since November 29, 2022 under the stock code “3660.”

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

Dividends.    The holders of our class A ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights.    Voting at any shareholders’ meeting is by show of hands unless a poll is (on or before the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present at the meeting. In respect of all matters subject to a shareholders’ vote, each class A ordinary share shall, on a poll, entitle the holder thereof to one vote.

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

Transfer of ordinary shares.    Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of its class A ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any class A ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any class A ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the class A ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of class A ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the class A ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Variations of rights of shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class) may only be materially adversely varied with the consent in writing of the holders of not less than three-fourths in the nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the redemption or purchase of any shares of any class by our company, the creation or issue of further shares ranking pari passu with or subsequent to them.

Issuance of additional shares.    Our memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Subject to the Hong Kong Listing Rules and other applicable laws or regulations, on the conditions that, for as long as the prevailing Hong Kong Listing Rules restrict us from having a weighted voting rights structure, (i) no new class of shares with voting rights superior to those of class A ordinary shares shall be created; and (ii) any variations in the relative rights as between the different classes of shares shall not result in the creation of a new class of shares with voting rights superior to those of class A ordinary shares, our memorandum and articles of association also authorizes our board of directors to issue from time to time, out of the authorized share capital of the company (other than the authorized but unissued class A ordinary shares), one or more series of preferred shares in their absolute discretion and without approval of the shareholders, provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series, including, but not limited to:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of class A ordinary shares.

Inspection of books and records. Holders of our class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

Anti-takeover provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that, subject to the Hong Kong Listing Rules and other applicable laws or regulations, on the conditions that, for as long as the prevailing Hong Kong Listing Rules restrict us from having a weighted voting rights structure, (i) no new class of shares with voting rights superior to those of class A ordinary shares shall be created; and (ii) any variations in the relative rights as between the different classes of shares shall not result in the creation of a new class of shares with voting rights superior to those of class A ordinary shares:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that we shall indemnify and secure harmless our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than 10% of all votes, on a one vote per share basis, attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting, and such shareholders may also add resolutions to the agenda of any of our general meeting. Except for the aforementioned, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings, save only in the circumstances that after the publication of the notice of a general meeting by our company, if a shareholder wishes to propose a person for election as a director of our company at the general meeting, such a shareholder may deposit the Notice with the company secretary. The period for lodgment of the Notice will commence no earlier than the day after the dispatch of the notice of the general meeting and end no later than ten (10) business days prior to the date of such meeting. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we shall in each financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

●	is or is likely to become unable to pay its debts; and
●	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

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

D.          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.          Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our class A ordinary shares, nor will gains derived from the disposal of our class A ordinary shares be subject to Cayman Islands income or corporation tax.

Mainland China Taxation

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

Provided that our Cayman Islands holding company, Qifu Technology, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under the State Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises issued by the State Taxation Administration, or the STA Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under the STA Bulletin 7, and we may be required to expend valuable resources to comply with the STA Bulletin 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and other passive assets), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or other disposition

Subject to the discussion below under “Passive foreign investment company rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive foreign investment company rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. Our ADSs are listed on the Nasdaq Stock Market, which is a qualified exchange. We expect the Hong Kong Stock Exchange, on which our ordinary shares are listed, to be a qualified exchange but there can be no assurance in this regard because the IRS has not identified specific non-U.S. exchanges as qualified for these purposes. We anticipate that our ADSs and ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the reporting requirements that may apply and the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

F.          Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2023, we had U.S. dollar-denominated cash, cash equivalents and short-term investments of US$2.9 million. Assuming we had converted US$2.9 million into Renminbi at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB20.6 million. If Renminbi had depreciated by 10% against the U.S. dollar, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB22.7 million instead. In addition, we did not have U.S. dollar-denominated short-term loans as of December 31, 2023.

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

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

Charges Our ADS Holders May Have to Pay

Fees and Expenses

Persons depositing, withdrawing or surrendering shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS (or portion thereof) per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when ADS holders deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmission fees (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any other charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the issuance fees, depositary servicing fees and cash dividend fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2023, we received approximately US$4.6 million reimbursement from the depositary.

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our class A ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 50 ordinary shares. Dealings in our class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and

●	the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Conversion Between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the initial public offering of our class A ordinary shares in Hong Kong, or the Hong Kong Public Offering, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which are maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, continues to be maintained by our Principal Share Registrar, Maples Fund Services (Cayman) Limited in the Cayman Islands.

All class A ordinary shares offered in the Hong Kong public offering and the international offering have been registered on the Hong Kong share register in order to be traded on the Hong Kong Stock Exchange. As described in further detail below, holders of class A ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

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

Use of Proceeds

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, as stated in its report included on page F-4 of this annual report.

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

ITEM 16B CODE OF ETHICS

Our board of directors adopted an amended and restated code of business conduct and ethics in March 2024 that applies to our directors, officers and employees. The amended and restated code of business conduct and ethics mainly clarifies that in cases where more stringent and/or detailed policies concerning conflicts of interest have been established, those policies will supersede any less stringent and/or detailed policies. We have posted a copy of our code of business conduct and ethics on our website at https://ir.qifu.tech.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), our principal external auditor, for the years indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Years Ended December 31,
	2022	2023

	(in thousands of RMB)
Audit fees(1)	28,480.7	19,392.8
Audit-related fees(2)	2,862.4	559.1
Tax fees(3)	135.2	295.0

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

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

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

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 18, 2021, our board of directors approved a share repurchase plan whereby we are authorized to repurchase up to US$200 million worth of our company’s class A ordinary shares in the form of ADSs over the next twelve-month period till August 17, 2022. The share repurchase plan was publicly announced on August 19, 2021. We did not purchase any ADSs under this plan.

On June 20, 2023, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with aggregate value of up to US$150 million from June 20, 2023 through June 19, 2024. We refer to this plan as the 2023 Share Repurchase Plan. This plan was publicly announced on June 20, 2023. From June 20, 2023 to March 31, 2024, we purchased in aggregate approximately 9,348,543 ADSs in the open market for a total cost of approximately US$150 million (inclusive of commissions) at an average price of US$16.02 per ADS pursuant to the 2023 Share Repurchase Plan. The table below is a summary of the ADSs we repurchased in 2023 and the first three months of 2024. All ADSs were repurchased in the open market pursuant to the 2023 Share Repurchase Plan.

			Total	Approximate
			Number of	Dollar Value
			ADSs Purchased	of ADSs
	Total	Average	as Part of the	that May
	Number	Price Paid	Publicly	Yet Be
	of ADSs	Per	Announced	Purchased Under
Period	Purchased	ADS (US$)	Plan	the Plan* (US$)
June 20, 2023-June 30, 2023	119,826	16.45	119,826	148,027,054
July 1, 2023-July 31, 2023	1,040,892	18.50	1,040,892	128,746,996
August 1, 2023-August 31, 2023	504,862	17.06	504,862	120,124,190
September 1, 2023-September 30, 2023	1,494,624	15.40	1,494,624	97,072,678
October 1, 2023-October 31, 2023	1,180,972	15.24	1,180,972	79,052,886
November 1, 2023-November 30, 2023	704,909	15.66	704,909	68,002,617
December 1, 2023-December 31, 2023	510,000	14.95	510,000	60,366,260
January 1, 2024-January 31, 2024	1,134,128	14.64	1,134,128	43,738,648
February 1, 2024-February 29, 2024	1,256,931	14.96	1,256,931	24,913,621
March 1, 2024-March 31, 2024	1,401,399	17.74	1,401,399	20,196
Total	9,348,543	16.02	9,348,543	20,196

Note:

*	The dollar value in this column is based on US$150 million pursuant to the 2023 Share Repurchase Plan.

On March 12, 2024, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with aggregate value of up to US$350 million starting from April 1, 2024 through March 31, 2025. This plan was publicly announced on March 12, 2024. We refer to this plan as the 2024 Share Repurchase Plan. We have commenced execution of the 2024 Share Repurchase Plan since April 1, 2024.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e), (ii) the requirement that a majority of the board must be independent as provided in Nasdaq Listing Rule 5615(b)(1), and (iii) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

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

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

Not applicable.

ITEM 16KCYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity management and security emergency response management policies that are integrated into our overall risk management system. These procedures aim to ensure our overall network security, protect our data transmission system and prevent data leakage and other cybersecurity incidents. We have a strong in-house cybersecurity management working group, led by our cybersecurity officer, that consists of the information security department, the IT foundational service department, and the system operation and maintenance department. Working together, these departments identify, assess, and manage cybersecurity risks on a daily basis. We have established a sound responding mechanism for external security attacks and violations and safeguarded the confidentiality of information and data of our company, employees and users. More specifically, we have established a strict data control system, taking a series of measures including data encryption, network firewall, network monitoring, and access control to ensure data security. In this way, we strive to ensure that information and data can only be obtained and used when necessary. We also regularly conduct inspections, cleaning, data backup of our databases, equipment, and network supporting facilities. In order to implement cybersecurity awareness to every grassroots position, we have provided training programs to ensure that our employees have full access to the basic knowledge and principles of information security and promulgated data governance policies such as the QiFu Technology Cybersecurity Management System, the QiFu Technology Data Classiﬁcation and Grading Management System, and the QiFu Technology Personal Information Protection and Data Governance Basic Policy to regulate the data and network usage within our company.

To address cybersecurity emergencies, we have designed and implemented the QiFu Technology Emergency Response Management Regulations. Under these regulations, we established a cybersecurity emergency management team, which consists of the emergency response leadership group, the emergency response cybersecurity assurance group, the emergency response technical process group and the emergency response information notification group. Under the guidance of the regulations, these groups maintain a cybersecurity risk detection system, operate a multi-layer data protection regime, conduct regular risk assessments of our network and business infrastructures and carry out regular cybersecurity drills. These measures help us promptly identify cybersecurity risks and incidents. The QiFu Technology Emergency Response Management Regulations also serve to standardize and strengthen our emergency response procedures. They form a step-by-step cybersecurity response plan, covering a wide range of topics, including incident notification, impact assessment, response initiation, department coordination, data restoration, case analysis and outcome disclosure. When a cybersecurity incident occurs, we evaluate the type and impact of the incident, report and notify working parties and affected individuals, and carry out appropriate plans that we prepare in advance.

Besides, we engage law firms and auditors to conduct thorough due diligence of data compliance and assessments of our information system annually. We also work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. We strive to provide the highest standards of data protection and information security for our consumers and SMEs and maintain and enhance the reliability, stability and scalability of our network infrastructure. In addition, we regularly conduct IT audits. Internally, we regularly conduct security audits of network configuration changes, sensitive authority accounts and operation log audits. Externally, we regularly accept IT audits, ISO certiﬁcation audits, equal assurance inspections and ESG assessments from third-party audit teams to fully protect our information, network, and data security. To ensure the smooth and secure operations of our business during peak traffic, we intend to continue to conduct regular maintenance of our security system, closely monitor the development of information technology and security technologies used in the industry and make necessary upgrades to enhance our information technology systems.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The cybersecurity officer of our company is responsible for coordinating our internal cybersecurity planning and construction, and assessing, identifying, managing and responding to cybersecurity incidents. The officer is also responsible for reviewing and evaluating whether cybersecurity threats create material risks and whether such risks have or are reasonably likely to have a major impact on our company. In addition, the officer is responsible for the decision-making and reporting of major cybersecurity matters. Our cybersecurity officer has over 15 years of experience in the field. The officer reports and provides regular updates to our Chief Executive Officer on any material cybersecurity incidents or risks. In the event of a major cybersecurity incident, our Chief Executive Officer reports to the board of directors, which bears the ultimate responsibility for the company’s cybersecurity risks.

PART III.

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide combined and consolidated financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Qifu Technology, Inc. are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit
Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 31, 2023 (incorporated herein by reference to Exhibit 1.1 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))

1.2	Certificate of Incorporation on Change of Name (incorporated herein by reference to Exhibit 1.2 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 2.2 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))
2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed on June 3, 2019 (File No. 333-231892))

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))
4.1	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Form 20-F filed on April 30, 2020 (File No. 001-38752))
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
4.5

English translation of the executed form of Voting Proxy Agreement regarding a VIE of the Registrant, between its shareholder and the WFOE of the Registrant as currently in effect, and a schedule of all executed Voting Proxy Agreement adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.5 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))

4.6

English translation of the executed form of Equity Interest Pledge Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Interest Pledge Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))

4.7

English translation of the executed form of Exclusive Business Cooperation Agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Business Cooperation Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))

4.8

English translation of the executed form of Exclusive Option Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Option Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))

Exhibit
Number	Description of Document
4.9

English translation of the executed form of Loan Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Loan Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))

4.10

English Translation of the Framework Collaboration Agreement between Beijing Qihu Technology Co., Ltd., wholly owned subsidiary of 360 Group, and Shanghai Qiyu, dated July 24, 2018 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.11

English Translation of the Joint Venture Agreement entered into in October 2020 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd. (incorporated herein by reference to Exhibit 4.11 of the Form 20-F filed on April 21, 2021 (File No. 001-38752))

4.12

English Translation of the Equity Transfer Agreement entered into in December 2021 by and between Shanghai Qiyu and Shanghai Jiehu Internet Technology Co., Ltd. (Filed as Exhibit 4.12 to the company’s annual report on Form 20-F, Registration No. 001-38752, filed on April 28, 2022, and incorporated herein by reference)

4.13

English Translation of the Novation Agreement entered into in December 2021 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd. in connection with rights and obligations of Shanghai Jiehu Internet Technology Co., Ltd. under the Joint Venture Agreement entered into in October 2020 (Filed as Exhibit 4.13 to the company’s annual report on Form 20-F, Registration No. 001-38752, filed on April 28, 2022, and incorporated herein by reference)

4.14

English Translation of the Termination Agreement on the control documents in connection with Fuzhou Microcredit entered into in April 2021 by and between Fuzhou Microcredit, shareholders of Fuzhou Microcredit and our WFOE (Filed as Exhibit 4.14 to the company’s annual report on Form 20-F, Registration No. 001-38752, filed on April 28, 2022, and incorporated herein by reference)

4.15

English Translation of the Equity Transfer Agreement entered into in April 2021 by and between shareholders of Fuzhou Microcredit and Shanghai Qiyu (Filed as Exhibit 4.15 to the company’s annual report on Form 20-F, Registration No. 001-38752, filed on April 28, 2022, and incorporated herein by reference)

4.16

English translation of the executed form of Agreement on the Termination of the VIE Agreements among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Agreement on the Termination of the VIE Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))

4.17*†	English translation of the Trademark Licensing Agreement between Beijing Qihu Technology Co., Ltd., wholly owned subsidiary of 360 Group, and Shanghai Qiyu, dated December 29, 2023
8.1*	Significant subsidiaries and consolidated variable interest entities of the Registrant
11.1*	Amended and Restated Code of Business Conduct and Ethics of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Commerce & Finance Law Offices
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
†	Certain portions of the exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qifu Technology, Inc.

	By:	/s/ Haisheng Wu
		Name:	Haisheng Wu
		Title:	Chief Executive Officer

Date: April 26, 2024

QIFU TECHNOLOGY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Qifu Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qifu Technology, Inc. (the “Company”) and its subsidiaries as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement listed in schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Management’s estimate of expected default rate primarily used in accounts of guarantee liabilities and allowance for loans receivable

Critical Audit Matter Description

The Company estimates the fair value of stand-ready guarantee liabilities using a discounted cash flow model and the fair value of contingent guarantee liabilities using an expected credit loss model, both of which are based on expected default rate of underlying loans subject to guarantee. The Company also applies expected credit loss model to provide allowance for loans receivable, which is ultimately based on expected default rate of the underlying loans. The Company estimates the expected default rate on a pool basis according to the historical net default rate by vintage, adjusted by specific risk characteristics for loans within each vintage, correlated industrial and macro-economic factors, and other pertinent information in assessing future performance of the loan portfolio.

We identified the estimate of expected default rate as a critical audit matter because of the significant judgment required by management when developing the estimation. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of expected default rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to expected default rate included the following, among others:

●	We tested the effectiveness of controls over the estimation of the expected default rate, including management’s controls over accurate capture of the historical delinquency and collection data at individual loan level that are used in the estimation process.
●	We evaluated the adjustments applied by management to arrive at the estimated default rate by assessing the pertinent information used, and corroborating the adjustments with supportive operating data or industrial trend, with the assistance of our specialists, where applicable.
●	We tested the accuracy of the historical net default rate by vintage, delinquent loan collection rate and specific risk indicators used as an input to the model by comparing it with original data retrieved from the operating system.
●	With the assistance of our specialists, we evaluated the reasonableness of the (1) valuation models, (2) assumptions including correlated industrial and macro-economic factors used in the model, and tested the computational accuracy of the model.
●	We evaluated observable data close to the report issue date to evaluate whether the assumptions used by management are appropriate.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2024

We have served as the Company’s auditor since 2018.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Qifu Technology, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Qifu Technology, Inc. (the “Company”) and its subsidiaries as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements as of and for the year ended December 31, 2023 of the Company and our report dated April 26, 2024 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

April 26, 2024

QIFU TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	7,165,584	4,177,890	588,443
Restricted cash (including RMB1,018,106 and RMB 1,232,804 from the consolidated trusts as of December 31, 2022 and 2023, respectively)	3,346,779	3,381,107	476,219
Short term investments	57,000	15,000	2,113
Security deposit prepaid to third-party guarantee companies	396,699	207,071	29,165
Funds receivable from third party payment service providers	1,158,781	1,603,419	225,837
Accounts receivable and contract assets, net (net of allowance of RMB273,705 and RMB299,265 as of December 31, 2022 and 2023, respectively)	2,868,625	2,909,245	409,759
Financial assets receivable, net (net of allowance of RMB457,080 and RMB462,709 as of December 31, 2022 and 2023, respectively)	2,982,076	2,522,543	355,293
Amounts due from related parties (net of allowance of RMB93,873 and RMB25,150 as of December 31, 2022 and 2023, respectively)	394,872	45,346	6,387
Loans receivable, net (including RMB9,942,696 and RMB9,318,315 from the consolidated trusts as of December 31, 2022 and 2023, respectively)	15,347,662	24,604,487	3,465,470
Prepaid expenses and other assets (including RMB117,516 and RMB 92,287 from the consolidated trusts as of December 31, 2022and 2023, respectively)	379,388	329,920	46,468
Total current assets	34,097,466	39,796,028	5,605,154
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB41,261 and RMB21,411 as of December 31, 2022 and 2023, respectively)	261,319	146,995	20,704
Financial assets receivable, net-noncurrent (net of allowance of RMB97,015 and RMB112,687 as of December 31, 2022 and 2023, respectively)	688,843	596,330	83,991
Amounts due from related parties, non-current (net of allowance of RMB4,382 and RMB630 as of December 31, 2022 and 2023, respectively)	33,236	4,240	597
Loans receivable, net-noncurrent (including RMB511,843 and RMB268,215 from the consolidated trusts as of December 31, 2022 and 2023, respectively)	3,136,994	2,898,005	408,175
Property and equipment, net	47,602	231,221	32,567
Land use rights, net	998,185	977,461	137,673
Intangible assets	4,696	13,443	1,893
Goodwill	—	41,210	5,804
Deferred tax assets	1,019,171	1,067,738	150,388
Other non-current assets	55,658	45,901	6,465
Total non-current assets	6,245,704	6,022,544	848,257
TOTAL ASSETS	40,343,170	45,818,572	6,453,411
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 1 and 2):
Current liabilities:
Payable to investors of the consolidated trusts-current	6,099,520	8,942,291	1,259,495
Accrued expenses and other current liabilities	2,004,551	2,016,039	283,953
Amounts due to related parties	113,697	80,376	11,321
Short term loans	150,000	798,586	112,478
Guarantee liabilities-stand ready	4,120,346	3,949,601	556,290
Guarantee liabilities-contingent	3,418,391	3,207,264	451,734
Income tax payable	661,015	742,210	104,538
Other tax payable	182,398	163,252	22,994
Total current liabilities	16,749,918	19,899,619	2,802,803
Non-current liabilities:
Deferred tax liabilities	100,835	224,823	31,666
Payable to investors of the consolidated trusts-noncurrent	4,521,600	3,581,800	504,486
Other long-term liabilities	39,520	102,473	14,433
Total non-current liabilities	4,661,955	3,909,096	550,585
TOTAL LIABILITIES	21,411,873	23,808,715	3,353,388
Commitments and Contingencies (Note 18)
SHAREHOLDERS’ EQUITY
Ordinary shares (USD0.00001 par value per share 5,000,000,000 shares authorized, 325,591,776 shares issued and 322,792,063 shares outstanding as of December 31, 2022, and 326,552,504 shares issued and 315,226,128 shares outstanding as of December 31, 2023, respectively)	22	22	3
Treasury stock	—	(384,637)	(54,175)
Additional paid-in capital	6,095,225	6,059,439	853,454
Retained earnings	12,803,684	16,297,316	2,295,429
Other comprehensive loss	(51,775)	(34,657)	(4,882)
TOTAL QIFU TECHNOLOGY INC EQUITY	18,847,156	21,937,483	3,089,829
Non-controlling interests	84,141	72,374	10,194
TOTAL EQUITY	18,931,297	22,009,857	3,100,023
TOTAL LIABILITIES AND EQUITY	40,343,170	45,818,572	6,453,411

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:
Credit driven services	10,189,167	11,586,251	11,738,560	1,653,342
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB93, RMB13,266 and RMB5,931 for the years ended December 31, 2021, 2022 and 2023, respectively)	2,326,027	2,086,414	1,667,119	234,809
Financing income	2,184,128	3,487,951	5,109,921	719,717
Revenue from releasing of guarantee liabilities(including revenue from related parties of nil, RMB8,843 and RMB42,499 for the years ended December 31, 2021, 2022 and 2023, respectively)	5,583,135	5,899,153	4,745,898	668,446
Other services fees	95,877	112,733	215,622	30,370
Platform services	6,446,478	4,967,679	4,551,467	641,061
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB2,160,856, RMB1,009,170 and RMB199,185 for the years ended December 31, 2021, 2022 and 2023, respectively)	5,677,941	4,124,726	3,213,955	452,676
Referral services fees (including revenue from related parties of RMB 7,670, RMB109,469 and RMB 8,601 for the years ended December 31, 2021, 2022 and 2023, respectively)	620,317	561,372	950,016	133,807
Other services fees (including revenue from related parties of RMB8,571, RMB58,490 and RMB 45,552 for the years ended December 31, 2021, 2022 and 2023, respectively)	148,220	281,581	387,496	54,578
Total net revenue	16,635,645	16,553,930	16,290,027	2,294,403
Operating costs and expenses:
Facilitation, origination and servicing (including costs charged by related parties of RMB142,325, RMB129,173 and RMB118,849 for the years ended December 31, 2021, 2022 and 2023, respectively)	2,252,157	2,373,458	2,659,912	374,641
Funding costs	337,426	504,448	645,445	90,909
Sales and marketing (including expenses charged by related parties of, RMB367,320, RMB406,096 and RMB223,627 for the years ended December 31, 2021, 2022 and 2023, respectively)	2,090,374	2,206,948	1,939,885	273,227
General and administrative (including expenses charged by related parties of RMB13,409, RMB16,937 and RMB13,610 for the years ended December 31, 2021, 2022 and 2023, respectively)	557,295	412,794	421,076	59,307
Provision for loans receivable	965,419	1,580,306	2,151,046	302,968
Provision for financial assets receivable (including provision generated from related parties of RMB807, RMB2,662 and RMB633 for the years ended December 31, 2021, 2022 and 2023, respectively)	243,946	397,951	386,090	54,380
Provision for accounts receivable and contract assets (including provision charged by related parties of RMB124,095, RMB14,123 and RMB (10,197) for the years ended December 31, 2021, 2022 and 2023, respectively)	324,605	238,065	175,799	24,761
Provision for contingent liabilities	3,078,224	4,367,776	3,053,810	430,120
Total operating costs and expenses	9,849,446	12,081,746	11,433,063	1,610,313
Income from operations	6,786,199	4,472,184	4,856,964	684,090
Interest income, net	126,256	182,301	217,307	30,607
Foreign exchange gain (loss)	35,549	(160,225)	2,356	332
Investment income (loss)	10,115	(19,888)	(30,112)	(4,241)
Other income, net	64,590	268,000	230,936	32,527
Income before income tax expense	7,022,709	4,742,372	5,277,451	743,315
Income tax expense	(1,258,196)	(736,804)	(1,008,874)	(142,097)
Net income	5,764,513	4,005,568	4,268,577	601,218
Net loss attributable to non-controlling interests	17,212	18,605	16,759	2,360
Net income attributable to ordinary shareholders of the Company	5,781,725	4,024,173	4,285,336	603,578
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	18.82	12.87	13.36	1.88
Diluted	17.99	12.50	13.04	1.84
Weighted average shares used in calculating net income per ordinary share
Basic	307,265,600	312,589,273	320,749,805	320,749,805
Diluted	321,397,753	322,018,510	328,508,945	328,508,945
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.(1)
Basic	37.64	25.74	26.72	3.76
Diluted	35.98	25.00	26.08	3.68

(1)Based on ADS ratio of 1 ADS to 2 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Net income	5,764,513	4,005,568	4,268,577	601,218
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(36,541)	59,157	17,118	2,411
Other comprehensive (loss) income	(36,541)	59,157	17,118	2,411
Total comprehensive income	5,727,972	4,064,725	4,285,695	603,629
Comprehensive loss attributable to non-controlling interests	17,212	18,605	16,759	2,360
Comprehensive income attributable to ordinary shareholders	5,745,184	4,083,330	4,302,454	605,989

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

			Additional		Accumulated	Other	Non-
	Number	Ordinary	Paid-in	Treasury	Retained	Comprehensive	controlling	Total
	of shares	shares	Capital	stock	Earnings	(loss)Income	interests	Equity
		RMB (1)	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	304,453,780	21	5,417,406	—	4,137,542	(74,391)	512	9,481,090
Issuance of ordinary shares – exercise of options and vesting of restricted shares	6,033,212	1	—	—	—	—	—	1
Cancellation of ordinary shares	(17)	—	—	—	—	—	—	—
Share-based compensation	—	—	253,922	—	—	—	—	253,922
Dividends to shareholders	—	—	—	—	(276,761)	—	—	(276,761)
Other comprehensive loss	—	—	—	—	—	(36,541)	—	(36,541)
Net income (loss)	—	—	—	—	5,781,725	—	(17,212)	5,764,513
Disposal of a subsidiary	—	—	939	—	—	—	(554)	385
Contribution by non-controlling interests holders to a subsidiary	—	—	—	—	—	—	30,000	30,000
Balance as of December 31, 2021	310,486,975	22	5,672,267	—	9,642,506	(110,932)	12,746	15,216,609
Issuance of ordinary shares – exercise of options and vesting of restricted shares	5,935,088	—	—	—	—	—	—	—
Issuance of ordinary shares – global offering, net of issuance costs of RMB31,695	6,370,000	—	223,221	—	—	—	—	223,221
Share-based compensation	—	—	199,737	—	—	—	—	199,737
Dividends to shareholders	—	—	—	—	(862,995)	—	—	(862,995)
Other comprehensive income	—	—	—	—	—	59,157	—	59,157
Net income (loss)	—	—	—	—	4,024,173	—	(18,605)	4,005,568
Contribution by non-controlling interests holders to a subsidiary	—	—	—	—	—	—	90,000	90,000
Balance as of December 31, 2022	322,792,063	22	6,095,225	—	12,803,684	(51,775)	84,141	18,931,297
Issuance of ordinary shares – exercise of options and vesting of restricted shares	3,306,235	—	—	—	—	—	—	—
Repurchase and retirement of ordinary shares	(10,872,170)	—	(221,390)	(384,637)	(30,152)	—	—	(636,179)
Share-based compensation	—	—	185,604	—	—	—	—	185,604
Dividends to shareholders	—	—	—	—	(761,552)	—	—	(761,552)
Other comprehensive income	—	—	—	—	—	17,118	—	17,118
Acqusition of a subsidiary	—	—	—	—	—	—	4,992	4,992
Net income (loss)	—	—	—	—	4,285,336	—	(16,759)	4,268,577
Balance as of December 31, 2023	315,226,128	22	6,059,439	(384,637)	16,297,316	(34,657)	72,374	22,009,857
(1)	The amount less than RMB1 is rounded to zero.

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income	5,764,513	4,005,568	4,268,577	601,218
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and reduction in right-of-use assets	65,973	76,983	73,762	10,389
Share-based compensation	253,922	199,737	185,604	26,142
Gain on disposal of investment	(10,115)	—	—	—
Investment loss	—	19,888	30,112	4,241
Provision for loan principal, financial assets receivables and other receivables	1,553,970	2,216,322	2,712,936	382,109
Provision for contingent liabilities	3,078,225	4,367,776	3,053,810	430,120
Foreign exchange (gain) loss	(35,550)	160,225	(2,356)	(332)
Fair value change of foreign exchange options	—	(4,704)	4,527	638
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(21,687)	(1,005,630)	(444,638)	(62,626)
Accounts receivable and contract assets	(819,931)	(33,157)	(123,379)	(17,378)
Financial assets receivable	(436,538)	338,000	143,463	20,206
Prepaid expenses and other assets	11,378	987	58,265	8,206
Security deposit prepaid to third-party guarantee companies	40,258	478,187	189,628	26,709
Deferred tax	647,429	(205,044)	78,097	11,000
Other non-current assets	(27,846)	(53,002)	(28,011)	(3,945)
Amounts due (from) to related parties	(776,431)	443,103	355,262	50,038
Guarantee liabilities	(2,691,248)	(4,932,263)	(3,435,682)	(483,906)
Income tax payable	(603,202)	36,903	76,333	10,751
Other tax payable	(13,117)	(58,971)	13,038	1,836
Land use rights, net	(1,036,178)	—	—	—
Accrued expenses and other current liabilities	897,670	(105,634)	52,626	7,412
Other long-term liabilities	(1,799)	8,556	(7,269)	(1,024)
Interest receivable/ payable	(49,996)	(31,315)	(136,355)	(19,206)
Net cash provided by operating activities	5,789,700	5,922,515	7,118,350	1,002,598
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(25,307)	(26,973)	(84,554)	(11,909)
Loans provided to related parties	(50,000)	—	—	—
Repayment of loans provided to related parties	50,000	—	—	—
Investment in loans receivable	(40,168,794)	(59,826,361)	(92,202,671)	(12,986,475)
Collection of investment in loans receivable	34,131,231	52,556,851	81,131,580	11,427,144
Capital injection to investees	—	(9,182)	(20,845)	(2,936)
Purchase of short-term investments	—	(57,000)	(248,361)	(34,981)
Purchase of foreign exchange options	—	(14,549)	—	—
Proceeds from disposal of short-term investments	—	17,890	303,301	42,719
Acquisition of subsidiaries, net of cash received	—	—	(26,239)	(3,696)
Disposal of subsidiaries and other business units, net of cash received	(1,458)	3,349	—	—
Net cash used in investing activities	(6,064,328)	(7,355,975)	(11,147,789)	(1,570,134)
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon Secondary Listing net of issuance cost of RMB31,695	—	254,916	—	—
Payment of Secondary Listing costs	—	(15,791)	(16,023)	(2,257)
Repayment of short term loans	(150,000)	(642,952)	(176,000)	(24,789)
Proceeds from short-term loans	364,053	340,179	824,586	116,141
Proceeds from long-term loans	—	17,854	72,767	10,249
Cash received from investors of the consolidated trusts	5,928,773	8,570,920	10,410,300	1,466,261
Cash paid to investors of the consolidated trusts	(4,193,425)	(4,325,292)	(8,471,288)	(1,193,156)
Contribution from non-controlling interests	30,000	90,000	—	—
Stock repurchase	—	—	(636,179)	(89,604)
Dividend to shareholders	—	(988,586)	(941,705)	(132,636)
Loans received from non-controlling interests	344,487	3,000	—	—
Loans payment to non-controlling interests	(60,168)	(90,000)	—	—
Cash received from a related party for investment	354,667	—	—	—
Cash repayment to a related party	(354,667)	(10,180)	—	—
Net cash from provided by financing activities	2,263,720	3,204,068	1,066,458	150,209
Effect of foreign exchange rate changes	(3,411)	(18,192)	9,615	1,354
Net increase (decrease) in cash and cash equivalents	1,985,681	1,752,416	(2,953,366)	(415,973)
Cash, cash equivalents, and restricted cash, beginning of year	6,774,266	8,759,947	10,512,363	1,480,635
Cash, cash equivalents, and restricted cash, end of year	8,759,947	10,512,363	7,558,997	1,064,662
Supplemental disclosures of cash flow information:
Income taxes paid	(1,213,913)	(904,947)	(852,562)	(120,081)
Interest paid (not including interest paid to investors of consolidated trusts)	(13,757)	(10,862)	(12,868)	(1,812)
Supplemental disclosure of significant non-cash investing and financing activities:
Payables for dividends:	177,518	177,518	—	—
Payables for capitalized issuance costs	—	15,904	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	6,116,360	7,165,584	4,177,890	588,443
Restricted cash	2,643,587	3,346,779	3,381,107	476,219
Total cash, cash equivalents, and restricted cash	8,759,947	10,512,363	7,558,997	1,064,662

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

Qifu Technology, Inc. (the “Company”) was incorporated in Cayman Islands with limited liability on April 27, 2018. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) (together, the “Group”) are engaged in matching individual borrowers with credit demand to a diversified pool of financial institutions with credit to supply through a financial technology platform.

The Company’s significant subsidiaries and its consolidated Variable Interest Entities as of December 31, 2023 are as follows:

	Date of	Place of
	Incorporation	Incorporation
Subsidiaries
HK Qirui International Technology Company Limited (“HK Qirui”)	June 14, 2018	Hong Kong
Shanghai Qiyue Information & Technology Co., Ltd. (“Qiyue”)	August 7, 2018	PRC
Shanghai Qidi Information Technology Co., Ltd. (“Qidi”)	June 27, 2019	PRC
Beihai Qi’ang Information & Technology Co., Ltd. (“Qi’ang”)	December 27, 2022	PRC
VIEs and VIEs’ Subsidiaries
Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”)	July 25, 2016	PRC
Fuzhou 360 Online Microcredit Co., Ltd. (“Fuzhou Microcredit”)	March 30, 2017	PRC
Fuzhou 360 Financing Guarantee Co., Ltd. (“Fuzhou Guarantee”)	June 29, 2018	PRC

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

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

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

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Loan Agreement

Pursuant to the loan agreement among the WFOE, Qiyu and Qibutianxia, the WFOE is entitled to provide interest-free loans, to the extent permitted by laws, regulations and industry policies of the PRC from time to time at such time and amount as it deems appropriate to Qibutianxia for the purpose of Qiyu’s business operation and development, including but not limited to directly injecting such funds to the registered capital of Qiyu. Each of the loans made under this loan agreement has no fixed term, and unless otherwise agreed, the WFOE shall unilaterally decide when to withdraw the loans, provided that the WFOE shall notify Qibutianxia in writing one month in advance. The loan agreement shall remain in effect during Qiyu’s term (and the renewable period stipulated by the laws of the PRC), and shall automatically terminate after the WFOE and/or other entities designated by the WFOE fully exercise all their rights under the exclusive option agreement.

The Company also has some other sets of VIE contractual arrangements. The arrangements with its significant VIEs include the arrangement among the WFOE, Fuzhou Guarantee and Qibutianxia, which are substantially similar to the set with Qiyu as described above. In April 2021, the contractual arrangements amongst WFOE, Fuzhou Microcredit and Qibutianxia were terminated and Qibutianxia transferred all of its equity interest in Fuzhou Microcredit to Qiyu. As a result, Fuzhou Microcredit became a wholly-owned subsidiary of Qiyu. This transaction had no impact to the consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with Qiyu, Fuzhou Guarantee and their shareholders, Qibutianxia, are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of applicable PRC laws or regulations. However, the PRC regulatory authorities may take a contrary view. If the ownership structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

●	revoke the business and operating licenses of WFOE or consolidated affiliated entities;
●	restrict the rights to collect revenues from any of the Company’s PRC subsidiaries;
●	discontinue or restrict the operations of the Company’s PRC subsidiaries or consolidated affiliated entities;
●	require the Company’s PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;
●	restrict or prohibit the use of proceeds from offshore offering to finance business and operations in PRC;
●	take other regulatory or enforcement action including levying fines that could be harmful to the Company’s business; or
●	impose additional conditions or requirements with which the Company may not be able to comply.

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

These contractual arrangements allow the Company to effectively control Qiyu, Fuzhou Guarantee, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Qiyu, Fuzhou Guarantee as VIEs. Because the Company is the primary beneficiary, the Company has consolidated the financial results of the VIEs.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	December 31,
	2022	2023
	RMB	RMB
ASSETS
Cash and cash equivalents	6,437,420	4,037,256
Restricted cash	2,328,673	2,148,303
Short term investments	57,000	15,000
Security deposit prepaid to third-party guarantee companies	396,699	207,071
Funds receivable from third party payment service providers	1,158,781	1,603,419
Accounts receivable and contract assets, net	1,672,232	2,282,190
Financial assets receivable, net	2,982,076	2,522,543
Amounts due from related parties	280,199	13,056
Loans receivable, net	5,404,966	15,286,172
Prepaid expenses and other assets	239,522	216,087
Accounts receivable and contract assets, net-noncurrent	261,060	135,300
Financial assets receivable, net-non current	688,843	596,330
Amounts due from related parties, non-current	32,529	4,178
Loans receivable, net-noncurrent	2,625,150	2,629,790
Property and equipment, net	39,840	211,041
Land use rights, net	998,185	977,461
Intangible assets	4,087	4,096
Deferred tax assets	951,258	1,005,666
Other non-current assets	37,839	23,327
Total Assets	26,596,359	33,918,286

LIABILITIES
Accrued expenses and other current liabilities	1,655,653	1,805,929
Amounts due to related parties	113,697	80,376
Short term loans	150,000	798,586
Guarantee liabilities-stand ready	4,120,346	3,949,601
Guarantee liabilities-contingent	3,418,391	3,207,264
Income tax payable	614,687	648,893
Other tax payable	149,570	126,765
Deferred tax liabilities	77,942	69,477
Other long-term liabilities	32,708	95,638
Total liabilities	10,332,994	10,782,529

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Net revenue	13,674,223	12,983,458	12,902,396
Net income	5,462,150	2,443,983	3,178,907

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Net cash provided by operating activities	5,431,654	3,891,528	4,406,482
Net cash used in investing activities	(1,427,958)	(6,750,277)	(11,176,472)
Net cash provided by (used in) financing activities	359,082	(578)	721,352

The consolidated VIEs contributed 82%, 78% and 79% of the Group’s consolidated revenue for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the consolidated VIEs accounted for an aggregate of 66% and 74%, respectively, of the consolidated total assets, and 48% and 45%, respectively, of the consolidated total liabilities.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The trusts fund loans facilitated by the Group using the funds received from its beneficiaries to the borrowers. The trusts provide the returns to its beneficiaries through interest payments made by the borrowers. The borrowers are charged with the interests by the trusts. For the majority of trusts, the Group is either entitled to the residual profit in the trusts or the Group has provided guarantee to the trusts by agreeing to repurchase any loans that are delinquent for 30 to 90 days from which the Group absorbs the credit risk of the trusts resulting from borrowers’ delinquencies,or both. The Group determined that the residual profit or the guarantee represents a variable interest in the trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. Since the trusts only invest in the loans facilitated by the Group and the Group continues to service the loans through a service agreement post origination and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, the Group is considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows. For the ABS plans set up to invest in the loans funded by Fuzhou Microcredit, the Group held the whole subordinated tranche securities to provide credit enhancement. Such subordinate rights represented a variable interest in the ABS plans through which the Group has the right to receive benefits or the obligation to absorb losses that could potentially be significant to the ABS plans. As Fuzhou Microcredit continues to service the loans and has the ability to direct default mitigation activities, it has the power to direct the activities of the the ABS plans that most significantly impact the economic performance. As a result, the Group is considered the primary beneficiary of the ABS plans and consolidated the the ABS plans’ assets, liabilities, results of operations and cash flows.

In 2021, the Group received letter of approval for listing and transferring ABS on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB8 billion and RMB4 billion, respectively. In 2022, the Group also received letter of approval for listing and transferring ABS on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB2.9 billion and RMB2.5 billion, respectively. In 2023, the Group also received letter of approval for listing and transferring ABS on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB 7.0 billion and RMB 5.5 billion, respectively. After proceeds are collected from ABS issuances, the trust beneficial rights, or the loans receivable, were transferred, as underlying assets, to the ABS plans. The beneficial rights and loans receivable of RMB6.5 billion,RMB5.4 billion and RMB 6.9 billion in trusts were transferred to the ABS plans for the years ended December 31, 2021, 2022 and 2023, respectively. The loans receivable of RMB0.3 billion, RMB2.6 billion and RMB 5.6 billion in Fuzhou Microcredit were transferred to the ABS plans for the years ended December 31, 2021, 2022 and 2023, respectively. The ABS plans were securitized and listed on Shanghai Stock Exchange and Shenzhen Stock Exchange, with terms of one or two years. As of December 31, 2023, the Group held the whole subordinated tranche securities to provide credit enhancement. The underlying trusts were continued to be consolidated by the Group and senior tranche securities held by external financial institution partners were recorded as “payable to investors of the consolidated trusts – current” with the balance of RMB4,603,886 and RMB5,043,700 as of December 31, 2022 and 2023, respectively and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB2,519,600 and RMB1,403,800 as of December 31, 2022 and 2023, respectively on the consolidated balance sheet. Loans receivable remains on balance sheet of Fuzhou Microcredit and the senior tranche securities of the ABS plans held by external financial institution partners were recorded as “payable to investors of the consolidated trusts – current” with the balance of RMB445,000 and RMB3,838,800 as of December 31, 2022 and 2023, respectively and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB1,802,000 and RMB2,178,000 as of December 31, 2022 and 2023, respectively on the consolidated balance sheet.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

As of December 31, 2022 and 2023, the balance of delinquent loans repurchased by the Group from the consolidated trusts are RMB1,498,233 and RMB 1,161,868, respectively. As of December 31, 2022 and 2023, the balance of performing loans upon liquidation of certain consolidated trusts repurchased by the Group from the consolidated trusts per the contracts agreed with the counterparty are RMB52,104 and RMB 11,914, respectively.

For the years ended December 31, 2021, 2022 and 2023, the provision for loan losses of RMB661,402, RMB673,382 and RMB 766,551 were charged to the consolidated statements of operations, respectively. Loans receivable of RMB267,322, RMB714,630 and RMB759,223 of are written off for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2022	December 31, 2023
	RMB	RMB
ASSETS
Restricted cash	1,018,106	1,232,804
Loans receivable, net	9,942,696	9,318,315
Prepaid expenses and other assets	117,516	92,287
Loans receivable, net-noncurrent	511,843	268,215
Total Assets	11,590,161	10,911,621

	December 31, 2022	December 31, 2023
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	6,099,520	8,942,291
Accrued expenses and other current liabilities	8,378	10,120
Other tax payable	35,766	4,314
Payable to investors of the consolidated trusts-noncurrent	4,521,600	3,581,800
Total liabilities	10,665,264	12,538,525

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenue	1,704,267	2,275,833	2,350,404
Net income	708,908	1,101,477	948,139

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by operating activities	1,329,554	1,784,344	1,664,700
Net cash (used in)/ provided by investing activities	(4,619,696)	(609,509)	110,926
Net cash provided by financing activities	1,735,348	4,245,628	1,939,011

The consolidated trusts contributed 10%, 14% and 14% of the Group’s consolidated revenue for the years ended December 31, 2021, 2022 and 2023 respectively. As of December 31, 2022 and December 31, 2023, the consolidated trusts accounted for an aggregate of 29% and 24%, respectively, of the consolidated total assets, and 50% and 53% respectively, of the consolidated total liabilities.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Loan facilitation and servicing fees

The Group earns loan facilitation and servicing fees from both off-balance capital heavy loans and capital light loans. The Group’s services mainly consist of:

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

Under the off-balance capital heavy loans, the Group also provides a guarantee service to its financial institution partners whereas in the event of default, the financial institution partners are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). Under the capital light model, the Group either provides no guarantee or partial guarantee service. Under the partial guarantee scenario, the Group agrees with each financial institution partner a fixed upper limit of guarantee amount the Group is liable of. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the financial institution partners. The Company ceased to provide guarantee for the capital light model in 2023.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Revenue from releasing of guarantee liabilities

For the years ended December 31, 2021, 2022 and 2023, revenue from guarantee liabilities were RMB5,583,135, RMB5,899,153 and RMB 4,745,898, respectively.

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

The Group provides the referral services to the financial institution partner and other lending companies also through the Group’s Intelligence Credit Engine platform, by matching the borrowers and the financial institution partner and other lending companies. For loans originated through the platform, the Group typically charges the financial institution partner and other lending companies mainly a fixed rate of service fees. The revenue is recognized upon receipt of confirmation by the financial institution partner and other lending companies of loan facilitation at which time the referral service is deemed completed.

For the years ended December 31, 2021, 2022 and 2023, RMB620,317, RMB561,372 and RMB950,016 were generated from the referral service, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Other service fees

Other service fees mainly pertain to the revenue from late fees from borrowers under off-balance capital heavy loans and capital light loans.

The following table presents the disaggregation of revenue for the years ended December 31, 2021, 2022 and 2023:

		Year ended	Year ended	Year ended
		December	December	December
		31, 2021	31, 2022	31, 2023
		RMB	RMB	RMB
Credit driven services		10,189,167	11,586,251	11,738,560
Loan facilitation and servicing fees-capital heavy		2,326,027	2,086,414	1,667,119
Revenue from loan facilitation services	At a point in time	1,399,310	1,442,100	1,081,699
Revenue from post-facilitation services	Overtime	926,717	644,314	585,420
Financing income	Overtime	2,184,128	3,487,951	5,109,921
Revenue from releasing of guarantee liabilities	Overtime	5,583,135	5,899,153	4,745,898
Other services fees	At a point in time	95,877	112,733	215,622
Platform services		6,446,478	4,967,679	4,551,467
Loan facilitation and servicing fees-capital light		5,677,941	4,124,726	3,213,955
Revenue from loan facilitation services	At a point in time	4,484,632	2,656,511	2,096,085
Revenue from post-facilitation services	Overtime	1,193,309	1,468,215	1,117,870
Referral services fees	At a point in time	620,317	561,372	950,016
Other services fees	At a point in time/Overtime	148,220	281,581	387,496
Total net revenue		16,635,645	16,553,930	16,290,027

Total revenue recognized at a point in time is RMB6,688 million, RMB4,940 million and RMB4,485 million for the years ended December 31, 2021, 2022 and 2023. Total revenue recognized over time is RMB9,947 million, RMB11,614 million and RMB11,805 million for the years ended December 31, 2021, 2022 and 2023.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 326. The Group established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net default rates used in determining the fair value of guarantee liabilities. The Group evaluates and adjusts its allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

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

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2022 and 2023 are RMB1,525,972 and RMB1,138,557, respectively, all of which pertain to post- origination service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 80% and 87% of the remaining performance obligations as of December 31, 2022 and 2023 respectively, with the remainder recognized thereafter.

The Group determines that acquisition cost paid for financial institution partners based on the amount of loans facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Revenue adjustments to performance obligations satisfied (or partially satisfied) in prior periods primarily due to changes in variable consideration were RMB210,818 and RMB330,351 for the years ended December 31, 2021 and 2022, respectively. There is no significant adjustment related to this aspect for the year ended December 31, 2023.

The Group is subject to value-added tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB795,388, RMB653,023 and RMB991,176, respectively, for the years ended December 31, 2021, 2022 and 2023.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

Cash and cash equivalents

Cash and cash equivalents mainly consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents:

(i)	Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2022 and 2023, the amount of restricted cash related to deposit to the funding banks is RMB2,328,673 and RMB2,148,303, respectively.
(ii)	Cash held by the trusts and ABS plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement and ABS plan. Substantially all trusts and ABS plans have a maximum operating period of three years. The cash in the trusts and ABS plans is not available to fund the general liquidity needs of the Group.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, short-term investments, security deposits, accounts receivable and contract assets, financial assets receivable, funds receivable from third party payment service providers, loans receivable, short-term loans, payable to investors of the consolidated trusts, and amounts due from/to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Fair value – continued

As of December 31, 2022 and 2023, the Group’s long-term financial instruments that are not reported at fair value on balance sheet include loans receivable, payable to investors of the consolidated trusts, accounts receivable and contract assets and financial assets receivable. Fair values of these financial instruments are estimated using a discounted cash flow model based on contractual cash flows. The fair values of loans receivable, accounts receivable and contract assets, financial assets receivable are classified as Level 3 fair value measurement due to the significant unobservable inputs concerning the estimation of default rate. The fair value of payable to investors of the consolidated trusts is classified as Level 2 fair value measurement.

As of December 31, 2022 and 2023, the differences between fair values and carrying amount for loans receivable and payable to investors are due to the discount factor or interests in future periods, and the fair value approximates the carrying amount. For accounts receivable and contract assets, financial assets receivable, the differences are due to the discount factor solely and the fair value approximates the carrying amount.

As of December 31, 2022, the Group has foreign exchange options that are recorded at fair value subsequent to initial recognition on a recurring basis. The fair value of such options amount to RMB4,758, which is estimated based on interbank market quoted price and is classified as Level 2 in the fair value hierarchy. As of December 31, 2023, the Group has no financial instruments that are recorded at fair value subsequent to initial recognition on a recurring basis. Fair value measurement on a nonrecurring basis for the years ended December 31, 2022 and 2023 included that used in impairment of an equity investment which was classified as a Level 3 fair value measurement.

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

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or expected useful lives
Electronic equipment and software	3-10 years
Furniture and office equipment and others	3-5 years

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

Depreciation expense on property and equipment for the years ended December 31, 2021, 2022 and 2023 were RMB13,483, RMB14,256 and RMB15,426, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s business acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. As of December 31, 2023, goodwill related to the reporting unit was not impaired and therefore no impairment loss was recognized.

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

Under capital light model, in the condition of no guarantee service provided, the Group does not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the years ended December 31, 2022 and 2023.

At inception of the guarantee, the Group recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers’ default. Allowance for credit losses under CECL model was included in “Provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Financial assets receivable

Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction.

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated statements of operations (see accounting policy of “Allowance for credit losses”). Impairment losses of RMB243,139, RMB395,289 and RMB408,585 were recorded in the consolidated statements of operations during the years ended December 31, 2021, 2022 and 2023, respectively.

Facilitation, origination and servicing

Facilitation, origination and servicing expense represents cost of services which consists primarily of various expenses and vendor costs related to risk management, credit assessment, borrower and system support, payment processing services and third-party collection agencies with facilitating and servicing loans.

Facilitation and origination expense includes expense related to the Group’s borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB23.9 million, RMB19.9 million and RMB 12.2 million of cash reward for the years ended December 31, 2021, 2022 and 2023, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of various marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, the advertising and marketing related expenses were RMB1,803,243, RMB1,929,186 and RMB 1,693,585, respectively.

Funding costs

Funding cost consists of interest expense the Group pays to financial institution partners of the consolidated trusts, and issuance costs incurred by the consolidated trusts.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and it is probable that the underlying requirements if any, will be met. The government grants received by the Group is RMB17,783, RMB231,568 and RMB189,930 for the years ended December 31, 2021, 2022 and 2023, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022 and 2023.

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

Certain risks and concentrations

As of December 31, 2021, 2022 and 2023, substantially all of the Group’s cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC, which management considers to be of high credit quality.

For the year ended December 31, 2021, financial institution partner A and B funded loans generated greater than 10% of the total revenues. For the year ended December 31, 2022, there was no financial institution partner funded loans which generated greater than 10% of the total revenues. For the year ended December 31, 2023, financial institution partner C funded loans which generated greater than 10% of the total revenues.

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

The share-based compensation expense related to the award which contains both service-based and performance-based vesting condition will be recognized when it is probable that the performance-based condition will be met, using the graded vesting method. The probability of the performance condition to be met is not reflected when determining the fair value of the award.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”).The Group’s operations are principally conducted through the companies located in the PRC where the RMB is the functional currency. The functional currency of the other major entities incorporated outside of PRC is the United States dollar (“USD”).

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than functional currency are translated into functional currency at the exchange rates prevailing at the balance sheet date. Transactions in currencies other than functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are included in earnings as foreign exchange gains (loss).

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

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, changes in equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions, and the Group cannot utilize the contributed amount for future obligations if employee left the Group. The total amount that was expensed as incurred was RMB146,426, RMB179,859 and RMB 198,459 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Dividends

Dividends of the Company are recognized when declared.

Treasury stock

The Company accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account on the consolidated balance sheets. At retirement of the treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is allocated first to the corresponding additional paid-in capital of the repurchased shares with the remaining to retained earnings.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recent accounting pronouncements

Recent Accounting Guidance Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Company is currently assessing the impact this guidance will have on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company is assessing the impact of this guidance, however, it is not expected to have a material impact to the Group’s consolidated financial statements.

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The Group’s accounts receivable as of December 31, 2022 and 2023 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2022	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	9,176	—	9,176
Total	9,176	—	9,176

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2023	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	10,754	—	10,754
Total	10,754	—	10,754

The movement of allowance for uncollectible accounts receivables for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Opening	Current		Ending
	balance as of	year net	Write off in	balance as of
	January 1,	(reverse)	the current	December 31,
	2021	provision	year	2021
Accounts receivable from loan facilitation service	17,462	(11,309)	(5,778)	375
Accounts receivable from post facilitation service	3,958	1,732	(4,007)	1,683
Accounts receivable from referral services	1,836	—	(1,836)	—
Total	23,256	(9,577)	(11,621)	2,058

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2022	provision	year	2022
Accounts receivable from loan facilitation service	375	—	(375)	—
Accounts receivable from post facilitation service	1,683	—	(1,683)	—
Total	2,058	—	(2,058)	—

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2023	provision	year	2023
Accounts receivable from loan facilitation service	—	—	—	—
Accounts receivable from post facilitation service	—	—	—	—
Total	—	—	—	—

The Group’s contract assets as of December 31, 2022 and 2023 are as follows:

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2022	Contract assets	Contract assets	net
Contract assets from loan facilitation service	2,951,326	(288,365)	2,662,961
Contract assets from post facilitation service	321,477	(26,601)	294,876
Contract assets from referral services	162,931	—	162,931
Total	3,435,734	(314,966)	3,120,768

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2023	Contract assets	Contract assets	net
Contract assets from loan facilitation service	2,561,082	(276,307)	2,284,775
Contract assets from post facilitation service	312,438	(44,369)	268,069
Contract assets from referral services	492,642	—	492,642
Total	3,366,162	(320,676)	3,045,486

The movement of allowance for uncollectible contract assets for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2021	provision	year	2021
Contract assets from loan facilitation service	222,526	157,708	(92,837)	287,397
Contract assets from post facilitation service	10,045	52,379	(35,967)	26,457
Total	232,571	210,087	(128,804)	313,854

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2022	provision	year	2022
Contract assets from loan facilitation service	287,397	158,696	(157,728)	288,365
Contract assets from post facilitation service	26,457	65,247	(65,103)	26,601
Total	313,854	223,943	(222,831)	314,966

	Opening				Ending
	balance as of		Current	Write off in	balance as of
	January 1,		year net	the current	December 31,
	2023	Reclassification(1)	provision	year	2023
Contract assets from loan facilitation service	288,365	19,619	123,001	(154,678)	276,307
Contract assets from post facilitation service	26,601	3,123	74,155	(59,510)	44,369
Total	314,966	22,742	197,156	(214,188)	320,676

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

The Group’s contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2022 and 2023 are as follows:

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2022	assets	and contract assets	Assets, net

Contract assets from loan facilitation service	331,457	(88,348)	243,109
Contract assets from post facilitation service	20,907	(7,259)	13,648
Contract assets from referral services	(8,555)	—	(8,555)
Total	343,809	(95,607)	248,202

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2023	assets	and contract assets	Assets, net

Contract assets from loan facilitation service	41,809	(18,542)	23,267
Contract assets from post facilitation service	6,428	(4,326)	2,102
Contract assets from referral services	(1,360)	—	(1,360)
Total	46,877	(22,868)	24,009

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2021	provision	year	2021

Contract assets from loan facilitation service	8,072	117,613	(5,477)	120,208
Contract assets from post facilitation service	227	6,482	(4,900)	1,809
Total	8,299	124,095	(10,377)	122,017

	Opening	Current		Ending
	balance as of	year net	Write off in	balance as of
	January 1,	(reverse)	the current	December 31,
	2022	provision	year	2022

Contract assets from loan facilitation service	120,208	(4,334)	(27,526)	88,348
Contract assets from post facilitation service	1,809	18,457	(13,007)	7,259
Total	122,017	14,123	(40,533)	95,607

	Opening		Current		Ending
	balance as of		year net	Write off in	balance as of
	January 1,		(reverse)	the current	December 31,
	2023	Reclassification(1)	provision	year	2023
Contract assets from loan facilitation service	88,348	(19,619)	(22,554)	(27,633)	18,542
Contract assets from post facilitation service	7,259	(3,123)	11,745	(11,555)	4,326
Total	95,607	(22,742)	(10,809)	(39,188)	22,868

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

The principal of accounts receivable and contract assets by year of origination:

	2022	2021	2020	Total
As of December 31, 2022
Loan facilitation service	2,723,311	223,233	4,781	2,951,325
Post facilitation service	299,197	18,170	4,110	321,477
Referral Service	172,108	—	—	172,108
Total	3,194,616	241,403	8,891	3,444,910

	2023	2022	2021	Total
As of December 31, 2023
Loan facilitation service	2,260,534	300,405	143	2,561,082
Post facilitation service	273,753	38,684	1	312,438
Referral Service	502,516	880	—	503,396
Total	3,036,803	339,969	144	3,376,916
(1)

Jinshang ceased to be a related party of the Company in 2023 and therefore outstanding balance with Jinshang is reclassified from amount due from related parties into accounts receivable and contract assets. See Note 11 Related party balances and transactions.

4.FINANCIAL ASSETS RECEIVABLE, NET

The Group’s financial assets receivable as of December 31, 2022 and 2023 are as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Financial assets receivable	4,225,014	3,694,269
Allowance for uncollectible receivables	(554,095)	(575,396)
Financial assets receivable, net	3,670,919	3,118,873

The movement of financial assets receivable for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Balance at beginning of year	4,601,642	4,897,854	4,225,014
Addition in the current year	6,626,322	5,582,287	4,906,586
Collection in the current year	(6,189,783)	(5,920,287)	(5,050,047)
Write-off	(140,327)	(334,840)	(387,284)
Balance at end of year	4,897,854	4,225,014	3,694,269

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.FINANCIAL ASSETS RECEIVABLE, NET – continued

The movement of allowance for uncollectible receivables for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Balance at beginning of year	390,834	493,646	554,095
Current year net provision	243,139	395,289	408,585
Write-off	(140,327)	(334,840)	(387,284)
Balance at end of year	493,646	554,095	575,396

The Group’s financial assets receivable generated from related parties and recorded in amounts due from related parties as of December 31, 2022 and 2023 are as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB

Financial assets receivable	42,724	12,717
Allowance for uncollectible receivables	(2,648)	(2,912)
Financial assets receivable, net	40,076	9,805

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2021,2022 and 2023 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB

Balance at beginning of year	3,149	—	42,724
Addition in the current year	—	51,417	19,981
Collection in the current year	(309)	(8,679)	(49,581)
Write-off	(2,840)	(14)	(407)
Balance at end of year	—	42,724	12,717

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.FINANCIAL ASSETS RECEIVABLE, NET – continued

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2021,2022 and 2023 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB

Balance at beginning of year	2,033	—	2,648
Current year net provision	807	2,662	671
Write-off	(2,840)	(14)	(407)
Balance at end of year	—	2,648	2,912

The following table summarizes the aging of the Group’s financial assets receivable.

		31-60	over 60		Total
	0-30 days	days	days		financial
	past	past	past		assets
	due	due	due	Current	receivable
December 31, 2022	32,964	38,059	—	4,153,991	4,225,014
December 31, 2023	43,370	45,332	—	3,605,567	3,694,269

The principal of financial assets receivable by year of origination:

	2022	2021	Total

December 31, 2022	3,304,756	920,258	4,225,014

	2023	2022	2021	Total

December 31, 2023	3,021,956	636,652	35,661	3,694,269

5.LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Loans receivable	19,942,075	29,373,923
Less allowance for loan losses	(1,457,419)	(1,871,431)
Loans receivable, net	18,484,656	27,502,492

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

5.LOANS RECEIVABLE, NET - continued

As of December 31, 2022 and 2023, the accrued interest receivables are RMB177,767 and RMB 275,557 (net of allowance RMB12,992 and RMB 17,556, respectively), which is recorded under loans receivable.

The following table presents the aging of loans as of December 31, 2022 and 2023:

	0-30 days	31-60 days	over 60 days	Total amount
	past due	past due	past due	past due	Current	Total loans
December 31, 2022 (RMB)	171,636	126,801	—	298,437	19,643,638	19,942,075
December 31, 2023 (RMB)	271,957	221,148	—	493,105	28,880,818	29,373,923

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days in 2023 (60 days in 2022). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the years ended December 31, 2021, 2022 and 2023, the Group has charged off loans receivable of RMB475,352, RMB1,102,422 and RMB1,844,349, respectively.

Movement of allowance for loan losses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	421,767	948,893	1,457,419
Provision for loan losses	965,419	1,580,306	2,151,046
Gross write-off	(475,352)	(1,102,422)	(1,844,349)
Recoveries	37,059	30,642	107,315
Balance at end of year	948,893	1,457,419	1,871,431

The principal of loans receivable as of December 31, 2023 by year of origination is as follows:

	2023	2022	2021	Total loans

Loans receivable	28,701,071	672,425	427	29,373,923

The principal of loans receivable as of December 31, 2022 by year of origination is as follows:

	2022	2021	2020	Total loans
Loans receivable	19,062,058	879,975	42	19,942,075

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

6.LAND USE RIGHTS, NET

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

	Year ended	Year ended
	December 31,	December 31,
	2022	2023
	RMB	RMB

Cost	1,036,178	1,036,178
Accumulated amortization	(37,993)	(58,717)
Land use rights, net	998,185	977,461

The total amortization expense for the years ended December 31, 2022 and 2023 amounted to RMB20,723 and RMB20,724 respectively.

7.SHORT-TERM LOANS

Short-term loans as of December 31, 2022 represents bank borrowings of RMB150,000 obtained from domestic commercial banks. The weighted average interest rate for the outstanding borrowings as of December 31, 2022 was 3.30%, respectively. There is one financial covenant stipulating that Qiyu shall not make dividend distribution before the loans, interest and other payable due under the contract are paid.

Short-term loans as of December 31, 2023 represents bank borrowings of RMB 798,586 obtained from domestic commercial banks. The weighted average interest rate for the outstanding borrowings as of December 31, 2023 was 3.21%, respectively. Loan amount of RMB50,000 is pledged with bank deposit of RMB15,000.

The unused lines of credit for general loans per contractual arrangements are RMB374,106 as of December 31, 2023 which are revolving and effective within one year from their respective grant dates.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

8.LONG-TERM LOANS

In June 2022, Shanghai 360 Changfeng Technology, Co., Ltd. (“360 Changfeng”), one of the Group’s subsidiary, signed a mortgage loan agreement of RMB1 billion with tenure of 25 years. The interest rate is based on prevailing market price quote for loans with tenure of more than five years at the time of drawdown minus 136bps (“basepoints”). The loan is guaranteed by the land use rights owned by 360 Changfeng and is for the specific use of construction of the regional headquarters and the affiliated industrial park. The mortgage loan agreement requires the 360 Changfeng’s registered capital to be paid in the same proportion of the total facility used. In September, the registered capital was fully paid. As of December 31, 2022 and 2023, the outstanding balance of the mortgage loan was RMB17,854 and RMB90,620, which is included in other long-term liabilities.

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	December 31,
	2022	2023
	RMB	RMB

User traffic direction fees	269,446	348,629
Payable to financial institution partners (1)	475,203	248,251
Accrued payroll and welfare	402,647	464,699
Payable for third-party service fee	298,019	307,501
Payable to shareholder of non-controlling interests (2)	221,323	230,881
Dividend payable	177,518	—
Lease liability	30,704	29,143
Accruals for purchase of property and equipment	9,901	118,144
Others	119,790	268,791
Total	2,004,551	2,016,039
(1)	Payable to financial institution partners mainly include amounts collected from the borrowers but have not been transferred to the financial institution partners due to holiday breaks.
(2)	Payable to shareholder of non-controlling interests mainly includes loans from non-controlling shareholder Shanghai Changfeng Investment (Group) Co., Ltd.( “Changfeng”) to acquire land use right.

10.GUARANTEE LIABILITIES

The movement of guarantee liabilities during 2022 and 2023 is as follows:

Guarantee liabilities-stand ready

RMB
As of January 1, 2022	4,818,144
Provision at the inception of new loans	5,633,704
Released into revenue	(6,331,502)
As of December 31, 2022	4,120,346

As of January 1, 2023	4,120,346
Provision at the inception of new loans	4,926,567
Released into revenue	(5,097,312)
As of December 31, 2023	3,949,601

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.GUARANTEE LIABILITIES – continued

Guarantee liabilities-contingent

RMB
As of January 1, 2022	3,285,081
Provision for contingent liabilities	4,367,776
Net payout (1)	(4,234,466)
As of December 31, 2022	3,418,391

As of January 1, 2023	3,418,391
Provision for contingent liabilities	3,053,810
Net payout (1)	(3,264,937)
As of December 31, 2023	3,207,264
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding loans subject to guarantee:

		31-60	61-90	Over 90
	0-30 days	days	days	days
	past	past	past	past
	due	due	due	due	Current	Total loans

December 31, 2022 (RMB):	491,648	254,927	19,294	—	44,900,311	45,666,180
December 31, 2023 (RMB):	468,704	231,464	19,366	—	40,423,833	41,143,367

As of December 31, 2022 and 2023, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB45,666,180 and RMB41,143,367, respectively. The approximate term of guarantee compensation service ranged from 1 month to 36 months as of December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the contractual amounts of the outstanding loans (excluding loans that are written off) that have been compensated by the Group and therefore no longer subject to guarantee were estimated to be RMB4,018,140 and RMB3,981,711, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2021, 2022 and 2023:

Name of related parties	Relationship with the group
360 Security Technology Inc. (“360 Group”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Shanghai Qibutianxia Information Technology Co., Ltd. (“Qibutianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Co.,Ltd. (“Jinshang”) (1)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifei Xiangyi Consultation Co., Ltd (“ Beijing Qifei”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Hangzhou Qifei Huachuang Technology Co, Ltd (“Hangzhou Qifei”)	Investee of the Group
Shanghai Jiehu Internet Technology Co., Ltd. (“Shanghai Jiehu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng Bank”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Tianjin Yujie Technology Co., Ltd. (“Yujie”) (2)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Hongying Information Technology Co., Ltd. (“Hongying”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Shareholders	Shareholders of the Group
Others	Entities controlled by Mr. Zhou, the Chairman of the Group
(1)	In January 2023, Mr. Zhou ceased to directly or indirectly have equity interests in Jinshang and as a result, Jinshang subsequently ceased to be a related party to the Company.
(2)	In September 2023, the Company acquired 100% equity interest in Yujie, and Yujie became a consolidated subsidiary of the Company.

The Group entered into the following transactions with its related parties:

For the years ended December 31, 2021, 2022 and 2023, services provided by the related parties were RMB523,054, RMB552,206 and RMB356,086, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Referral service fee charged by Yujie	347,585	355,803	119,737
Bandwidth service fee charged by Qihu	108,743	128,607	117,983
Brand fees charged by Qihu	23,585	47,168	94,340
Referral service fee charged by Qihu	19,789	2,423	9,550
Rental expenses charged by Beijing Qifei	—	—	—
Rental expenses charged by Hongying	11,899	13,655	11,815
Corporate expenses allocated from Qibutianxia	7,075	—	—
Others	4,378	4,550	2,661
Total	523,054	552,206	356,086

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.RELATED PARTY BALANCES AND TRANSACTIONS – continued

For the years ended December 31, 2021, 2022 and 2023, services provided to the related parties were RMB2,178,561, RMB1,199,238 and RMB301,768, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Referral service fee charged from Kincheng Bank	—	109,469	8,601
Loan facilitation services fee charged from Kincheng Bank	1,574,456	382,496	65,903
Loan facilitation services fee charged from Jinshang	219,513	137,118	—
Loan facilitation services fee charged from Beijing Zixuan	37	—	—
Post-facilitation services fee charged from Kincheng Bank	297,489	434,886	139,213
Post-facilitation services fee charged from Jinshang	69,398	67,936	—
Post-facilitation services fee charged from Beijing Zixuan	56	—	—
Revenue from releasing of guarantee liabilities from Kincheng Bank	—	8,843	42,499
Others	17,612	58,490	45,552
Total	2,178,561	1,199,238	301,768

Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. Kincheng Bank is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. The Group collected service fees from Jinshang and Kincheng Bank.

As of December 31, 2022 and 2023, amounts due from related parties were RMB428,108 and RMB49,586 respectively, and details are as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Kincheng Bank	239,270	47,172
Jinshang	162,784	—
Others	26,054	2,414
Total	428,108	49,586

As of December 31, 2022 and 2023, amounts due to related parties were RMB113,697 and RMB80,376 respectively, and details are as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Qibutianxia	1,656	1,656
Qihu	103,868	63,562
Others	8,173	15,158
Total	113,697	80,376

Other than the transactions disclosed above, the Company has held bank deposit with Kincheng Bank which amounted to RMB3,020,245 and RMB3,006,400 as of December 31, 2022 and December 31, 2023. The related interest income was RMB98,856 and RMB145,731 for the years ended December 31, 2022 and 2023, respectively and interest receivable as of December 31, 2022 and December 31, 2023 was RMB11,318 and RMB15,265, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.RELATED PARTY BALANCES AND TRANSACTIONS – continued

In September 2023, the Company has acquired 100% equity interest in Yujie for nil consideration based on the fair value of the assets acquired and the liabilities assumed. In addition, the Company also acquired the equity interest of certain related parties that engage in wealth management business with a total consideration of RMB81,780, which was fully paid in 2023. Upon the completion of the transactions, the Company consolidated financial statements of such related party entities and recognized goodwill of RMB41,210 in total in the its consolidated balance sheets.

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. The amounts of loans under such arrangement are RMB3,575,884 and RMB5,239,031 as of December 31, 2022 and 2023 respectively.

In September 2020, Beijing Qifei transferred to the Group part of its interest in Hangzhou Qifei, a joint venture company established by Beijing Qifei and an independent third party. After the transfer, Beijing Qifei and the Group hold 26% and 25% of the equity interest in the investee, respectively. The Group accounted for the equity investment using alternative measurement. The Company provided capital contribution of nil, RMB8,996 and RMB20,349 to Hangzhou Qifei for the years ended December 31, 2021, 2022 and 2023, respectively. In addition, the Company has accrued RMB20,655 for the remaining unpaid share of registered capital. Considering the business forecast of the investee as of December 31, 2023, the Group fully impaired this investment.

In December 2021, the Company acquired the 30% equity interest of 360 Changfeng held by Shanghai Jiehu and owned 70% of 360 Changfeng’s equity interest in total.

12.INCOME TAXES

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Qiyu received its “high and new technology enterprises” status in 2018 and renewed it in 2021 and was entitled for a preferential income tax rate of 15% from 2018 to 2023. In November 2020, Qiyue received its “high and new technology enterprises” status in 2020 and renewed it in 2023 and was entitled to a reduced EIT rate of 15% from 2020 to 2025. Beihai Qicheng Information & Technology Co., Ltd. (“Qicheng”), Qi’ang and a certain other subsidiary benefited from a preferential tax rate of 15% as their operation falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables could be further reduced as they are located in an autonomous region of China. Therefore, Qicheng applied a preferential income tax rate of 9% from 2019 to 2023. Qi’ang and the certain other subsidiary applied a preferential income tax rate of 9% from 2023 to 2027. From 2021, two of the Company’s subsidiaries benefited from a preferential tax rate of 15% as they are registered in Hainan and engaged in encouraged business activities. From 2022, Beihai Borui Credit Service Co., Ltd. benefited from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China.

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

12.INCOME TAXES – continued

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax	1,053,979	945,305	935,897
Deferred tax	204,217	(208,501)	72,977
Total	1,258,196	736,804	1,008,874

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income before income tax expenses	7,022,709	4,742,372	5,277,451
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	1,755,677	1,185,593	1,319,363
Effect of different tax rate of subsidiary operation in other jurisdiction	11,708	7,236	(4,016)
Effect of non-deductible expenses	64,841	57,364	47,467
Effect of preferential tax rate and tax exemption	(487,655)	(418,997)	(488,462)
Effect of enacted tax rate change of deferred tax assets/liabilities	1,125	—	—
Effect of research and development super-deduction	(106,515)	(115,374)	(98,914)
Effect of withholding income tax	—	—	206,721
Effect of valuation allowance movement of deferred tax assets	19,015	20,982	26,715
Income tax expense	1,258,196	736,804	1,008,874

The effect of the preferential tax rates on the income per share is as follows:

	Year Ended December 31,
	(Amounts in Thousands Except Per Share Data)
	2021	2022	2023
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	486,530	418,997	488,462
Income per share effect-basic	1.58	1.34	1.52
Income per share effect-diluted	1.51	1.30	1.49

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.INCOME TAXES – continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Guarantee liabilities	1,909,361	2,111,910
Provision for accounts receivable and contract assets and financial assets receivable	34,889	29,255
Provision for loan losses	678,636	1,132,843
Depreciation of land use rights	29,317	42,417
Net operating loss carry forwards	33,237	76,638
Others	—	17,500
Gross deferred tax assets	2,685,440	3,410,563
Valuation allowance on deferred tax assets	(49,780)	(107,302)
Total deferred tax assets	2,635,660	3,303,261
Uncollected revenues	(1,717,324)	(2,345,550)
Withholding income tax	—	(112,721)
Others	—	(2,075)
Total deferred tax liabilities	(1,717,324)	(2,460,346)
Net deferred tax assets	918,336	842,915

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, as of December 31, 2022 and 2023, the Group recorded an allowance of RMB49,780 and RMB107,302 respectively for deferred tax assets which are not more likely than not to be realized.

As of December 31, 2023, the Group had net operating loss carryforwards in PRC entities of RMB253,054, which will expire from 2024 to 2028.

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

12.INCOME TAXES – continued

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

For the year ended December 31, 2023, the Group has repatriated a portion of its earnings from its PRC subsidiaries to overseas for dividend distribution and share repurchase and paid related withholding income tax of RMB94,000 accordingly. The Company recorded a deferred tax liability of RMB112,721 as of December 31, 2023 associated with all of its earnings expected to be distributed from its PRC subsidiaries to overseas. The remaining undistributed profits of the Company’s PRC subsidiaries as of December 31, 2023 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB2,005,048 if calculated at the tax rate of 10%.

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

13.SHARE-BASED COMPENSATION

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

Stock options

On November 20, 2021, the Company granted 2,400 stock options with an exercises price of US$0.00001 per share to certain employees, directors and officers. The grant date fair value per option was RMB64.46. The stock options shall vest over a period from immediate to four years. On February 20, 2023, the Company granted 47,300 stock options with an exercises price of US$0.00001 per share, which contains contractual schedules within three years and vesting condition related to the grantee’s individual performance. The weighted average grant date fair value per option was RMB 54.93.

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

13.SHARE-BASED COMPENSATION – continued

Share incentive plan - continued

Stock options - continued

The Company used the Black-Scholes model to estimate the fair value of the options granted in 2021 and 2023 using the closing sales price of the shares on the grant date.

The fair value per option was estimated at the date of grant using the following assumptions:

Year ended ,
December 31, 2023
RMB
Risk-free rate of interest	4.13%
Estimated volatility rate	76.20%
Dividend yield	4.70%
Expected life (years)	5.78
Exercise price	USD 0.00001

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

A summary of option activity during period from January 1, 2023 to December 31, 2023 was as follows:

			Weighted		Weighted
		Weighted	Average		Average
	Number of	Average	Remaining	Aggregate	Grant-date
	Options	Exercise Price	Contract Life	Intrinsic Value	Fair value
		USD	Years	RMB	RMB
Options outstanding at December 31, 2022	10,164,931	0.00001	7.34	736,653	42.51
Options granted in 2023	47,300	0.00001	9.15	2,656	54.93
Options exercised in 2023	(2,210,001)	0.00001	6.56	(124,114)	41.16
Options forfeited in 2023	(94,400)	0.00001	6.82	(5,302)	41.01
Options outstanding at December 31, 2023	7,907,830	0.00001	6.29	444,104	42.98
Options exercisable at December 31, 2023	2,953,360	0.00001	5.89	226,345	44.93
Options vested or expected to be vested at December 31, 2023	7,907,830	0.00001	6.29	444,104	42.98

For the years ended December 31, 2021, 2022 and 2023, the Company recognized share-based compensation expense related to share options of RMB90,812, RMB108,526 and RMB123,981, respectively. For the years ended December 31, 2021, 2022 and 2023, the total fair values of options vested on their respective vesting dates were RMB206,174, RMB136,955 and RMB157,879, respectively The aggregate intrinsic value of options exercised and converted during the years ended December 31, 2021, 2022 and 2023 was RMB414,966, RMB145,549 and RMB124,114 respectively. Total outstanding options not yet exercisable as of December 31, 2023 includes 3,846,510 which will become exercisable based solely on fulfilling a service condition and 30,960 for which an additional performance condition must be met to become exercisable. As of December 31, 2023, there was RMB84,039 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 0.49 years.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.SHARE-BASED COMPENSATION - continued

Share incentive plan - continued

Restricted Shares

A summary of the restricted shares for the year ended December 31, 2023 was stated below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value
Outstanding at December 31, 2022	3,155,594	56.99
Granted	579,240	51.43
Vested	(1,089,684)	55.41
Forfeited	(659,182)	61.91
Outstanding at December 31, 2023	1,985,968	54.62

The restricted shares granted shall vest in accordance with contractual schedules over a period from three to four years. In 2022 and 2023, the Company granted 388,900 and 579,240 restricted shares to its employees with the contractual life of 10 years, which contains contractual schedules within four years and vesting condition related to the grantee’s individual performance. The fair value of the restricted shares was determined by the closing sales price of the shares on the grant date, adjusted by the present value of expected dividends to be paid during the vesting period. The weighted-average grant-date fair value per restricted share was RMB68.45, RMB42.73 and RMB 51.43 for the year ended December 31, 2021, 2022 and 2023, respectively. The total fair value of the restricted shares vested was RMB53,686, RMB63,974 and RMB60,376 for the years ended December 31, 2021, 2022 and 2023. For the years ended December 31, 2021, 2022 and 2023, the Company recognized share-based compensation expense related to restricted shares of RMB163,110, RMB91,211 and RMB61,622, respectively. Total outstanding restricted shares as of December 31, 2023 includes 1,112,196 which will become exercisable based solely on fulfilling a service condition and 873,772 for which an addtional performance condition must be met to become exercisable. As of December 31, 2023, there was RMB81,313 of unrecognized compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 1.35 years.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	Year ended,	Year ended,	Year ended,
	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Facilitation, origination and servicing expenses	75,209	73,945	75,152
Sales and marketing expenses	12,340	4,328	(375)
General and administrative expenses	166,373	121,464	110,827
Total	253,922	199,737	185,604

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

14.ORDINARY SHARES

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

In June 2023, the Company announced that its board of directors had approved a share repurchase plan, under which the Company may repurchase up to US$150 million worth of its American depositary shares or Class A ordinary shares over the next 12 months starting from June 20, 2023 (the “2023 Share Repurchase Plan”). From the launch of the share repurchase plan to December 31, 2023, the Company in aggregate purchased 10,872,170 ordinary shares in the open market at an aggregate cost of RMB636,179. The repurchased shares were recorded at their historical cost and 3,961,160 ordinary shares were retired in 2023, resulting a decrease of RMB221,390 in additional paid-in capital and RMB30,152 in retained earnings.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

15.STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2022 and 2023.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2022 and 2023, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB14,436,140 and RMB16,233,665, respectively (including the statutory reserve fund of RMB218,082 and RMB583,287 as of December 31, 2022 and 2023, respectively).

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

16.DIVIDENDS

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

Semi-Annual Dividend Policy

On May 18, 2023, the board of directors of the Company approved the adoption of a semi-annual cash dividend policy (the “New Dividend Policy”) to replace previous quarter cash dividend policy. Under the New Dividend Policy, the Company will declare and distribute a recurring cash dividend semi-annually, starting from the first half of 2023, at an amount equivalent to approximately 20% to 30% of the Company’s net income after tax for the previous six-month period. The determination to make dividend distributions and the exact amount of such distributions in any particular six-month period will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors. In light of the adoption of the New Dividend Policy, no quarterly dividend was declared by the Board for the first fiscal quarter of 2023.

In 2022, the board of directors of the Company has approved dividends for the fourth fiscal quarter of 2021 and for the first three quarters of 2022 in accordance with the Company’s dividend policy with the total amount of RMB862,995. In 2023, the board of directors of the Company has approved dividends for the fourth quarter of 2022 and for the first half of 2023 in accordance with the Company’s dividend policy with the total amount of RMB761,552.

17.LEASE

Operating lease as lessee

The Group enters into operating leases primarily for general office space. The Group’s leases typically have original terms not exceeding 5 years. These leases have remaining lease terms of 1 year to 3 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

Lease costs are included in general and administrative expenses. Operating lease expenses were RMB51,608, RMB63,667 and RMB61,034 for the years ended December 31, 2021, 2022 and 2023, respectively, including amortization expenses of land use rights of RMB17,270, RMB20,723 and RMB20,724 for the years ended December 31, 2021, 2022 and 2023, respectively. Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use rights.

Supplemental cash flow information related to leases was as follows:

	Year ended,	Year ended,
	December 31, 2022	December 31, 2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	42,488	40,107
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	56,031	23,959

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

17.LEASE – continued

Operating lease as lessee – continued

The following table shows ROU (“Right of Use assets”) and lease liabilities as of December 31, 2022 and 2023 (except lease term and discount rate):

	Year ended,	Year ended,
	December 31, 2022	December 31, 2023
	RMB	RMB
Right-of-use assets	55,471	45,393
Operating lease liabilities-current	30,704	29,143
Operating lease liabilities-non current	21,664	11,853

	Year ended,	Year ended,
	December 31, 2022	December 31, 2023
	RMB	RMB
Weighted-average remaining lease term	1.95	1.60
Weighted-average discount rate	4.65%	4.06%

The maturities of operating lease liabilities as of December 31, 2022 and 2023 are as follows:

Year ended,
December 31, 2022
RMB
2023	31,212
2024	19,841
2025	3,306
2026 and thereafter	—
Total undiscounted lease payments	54,359
Imputed interest	(1,991)
Total lease liabilities	52,368

Year ended,
December 31, 2023
RMB
2024	29,671
2025	12,164
2026	353
2027 and thereafter	—
Total undiscounted lease payments	42,188
Imputed interest	(1,192)
Total lease liabilities	40,996

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

18.COMMITMENTS AND CONTINGENCIES

Contingencies

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

In September 2021, the People’s Bank of China (“PBOC”) issued a new regulation stating that organizations that engage in credit reporting business should obtain the credit reporting business license and comply with its other provisions within an 18-month grace period from its effectiveness date of January 1, 2022. Given that there remain uncertainties in the interpretation and implementation of the rule as advised by its PRC legal counsel, the Company has concluded, that it is not reasonably possible to estimate its impact on the Company’s current business operations for credit assessment on borrowers and the potential penalties incurred by the Company thereof.

Commitments

As of December 31, 2023, the Group has certain capital commitments that primarily related to commitments for construction of the regional headquarters and the affiliated industrial park. The total capital commitments agreed in the purchase contract for land use rightswas to invest not less than RMB500 million and RMB204 million has been invested and reflected as construction in progress under “Property and equipment, net” in the financial statements as of December 31, 2023. All of the remaining capital commitments will be fulfilled in the future according to the construction progress.

19.NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income attributable to shareholders of the Company	5,781,725	4,024,173	4,285,336
Denominator:
Weighted average ordinary shares outstanding used in computing basic income per ordinary share	307,265,600	312,589,273	320,749,805
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted shares using the treasury stock method	14,132,153	9,429,237	7,759,140
Weighted average ordinary shares outstanding used in computing diluted income per ordinary share	321,397,753	322,018,510	328,508,945
Basic net income per share	18.82	12.87	13.36
Diluted net income per share	17.99	12.50	13.04

For the years ended December 31, 2021, 2022, no options or restricted shares were excluded from the calculation of diluted net income per share due to the anti-dilutive effect. For the year ended December 31, 2023, 370,590 options or restricted shares were excluded from the calculation of diluted net income per share due to the anti-dilutive effect.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

20.SUBSEQUENT EVENTS

On March 12, 2024, the board of directors of the Company (the “Board”) has approved a dividend of US$0.29 per Class A ordinary share, or US$0.58 per ADS for the second half of 2023 to holders of record of Class A ordinary shares and ADSs as of the close of business on April 15, 2024 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy.

On March 12, 2024, the Board re-affirmed the Company’s existing semi-annual cash dividend policy, which was previously approved by the Board on May 18, 2023.

On March 12, 2024, the Board approved a new share repurchase plan, under which the Company may repurchase up to US$350 million worth of its American depositary shares or Class A ordinary shares over the next 12 months starting from April 1, 2024.

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2023, was more than 25% of the Company’s consolidated net assets as of December 31, 2023.

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	2022	2023	2023
	RMB	RMB	USD
			(Note 2)
ASSETS
Cash and cash equivalents	464,323	2,636	371
Prepaid expenses and other assets	6,325	16,202	2,282
Amount due from subsidiaries and VIEs	295,180	—	—
Investments in subsidiaries and VIEs	18,275,772	21,933,951	3,089,332
TOTAL ASSETS	19,041,600	21,952,789	3,091,985
LIABILITIES AND EQUITY
LIABILITIES
Accrued expenses and other current liabilities	194,444	1,153	163
Amount due to a subsidiary	—	14,153	1,993
TOTAL LIABILITIES	194,444	15,306	2,156
EQUITY
Ordinary shares (USD0.00001 par value per share 5,000,000,000 shares authorized, 325,591,776 shares issued and 322,792,063 shares outstanding as of December 31, 2022 and 326,552,504 shares issued and 315,226,128 shares outstanding as of December 31, 2023, respectively)	22	22	3
Treasury stock	—	(384,637)	(54,175)
Additional paid-in capital	6,095,225	6,059,439	853,454
Retained earnings	12,803,684	16,297,316	2,295,429
Other comprehensive loss	(51,775)	(34,657)	(4,882)
TOTAL EQUITY	18,847,156	21,937,483	3,089,829
TOTAL LIABILITIES AND EQUITY	19,041,600	21,952,789	3,091,985

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Operating costs and expenses	(51,233)	(17,288)	(25,517)	(3,594)
Interest (expense) income, net	(5,383)	(16,258)	17,316	2,439
Foreign exchange losses	(133)	(8,173)	(574)	(81)
Other income, net	—	7,674	29,311	4,128
Net loss before taxes and income from equity in subsidiaries and VIEs	(56,749)	(34,045)	20,536	2,892
Equity in earnings of subsidiaries and VIEs	5,838,474	4,058,218	4,264,800	600,686
Net income before taxes	5,781,725	4,024,173	4,285,336	603,578
Income tax expenses	—	—	—	—
Net income attributable to shareholders of the Company	5,781,725	4,024,173	4,285,336	603,578
Net income attributable to ordinary shareholders of the Company	5,781,725	4,024,173	4,285,336	603,578

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Net income attributable to shareholders of the Company	5,781,725	4,024,173	4,285,336	603,578
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(36,541)	59,157	17,118	2,411
Other comprehensive (loss) income	(36,541)	59,157	17,118	2,411
Total comprehensive income	5,745,184	4,083,330	4,302,454	605,989
Comprehensive income attributable to ordinary shareholders	5,745,184	4,083,330	4,302,454	605,989

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income attributable to shareholders of the Company	5,781,725	4,024,173	4,285,336	603,578
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs, net of dividends	(5,838,474)	(4,058,218)	(3,474,800)	(489,417)
Changes in operating assets and liabilities
Accrued expenses and other current liabilities	31,197	(31,896)	2,282	321
Prepaid expenses and other assets	—	(6,325)	(17,667)	(2,488)
Amounts due from related parties	—	10,134	—	—
Interest receivable/payable	—	—	1,320	186
Fair value change of foreign exchange options	—	(4,704)	4,527	638
Net Cash (used in) provided by Operating Activities	(25,552)	(66,836)	800,998	112,818
Cash Flows from Investing Activities:
Repayment of loans provided to subsidiaries and VIEs	185,204	2,672,543	378,148	53,261
Loans provided to subsidiaries and VIEs	(338,982)	(1,091,928)	(71,706)	(10,100)
Purchase of foreign exchange options	—	(14,549)	—	—
Proceeds from disposal of short-term investments	—	17,890	216,301	30,465
Purchase of short-term investments	—	—	(203,361)	(28,643)
Net Cash (used in) provided by Investing Activities	(153,778)	1,583,956	319,382	44,983
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon Secondary Listing	—	254,916	—	—
Payment of Secondary Listing costs	—	(3,137)	(16,023)	(2,257)
Dividends to shareholders	—	(988,586)	(941,705)	(132,636)
Repayments of short-term loans	—	(492,952)	—	—
Proceeds from short-term loans	169,291	190,179	—	—
Stock repurchase	—	—	(636,179)	(89,604)
Net Cash provided by (used in) Financing Activities	169,291	(1,039,580)	(1,593,907)	(224,497)
Effect of foreign exchange rate changes	(2,404)	(20,334)	11,840	1,668
Net (decrease) increase in cash and cash equivalents	(12,443)	457,206	(461,687)	(65,028)
Cash, cash equivalents, and restricted cash, beginning of year	19,560	7,117	464,323	65,399
Cash, cash equivalents, and restricted cash, end of year	7,117	464,323	2,636	371

Supplemental disclosures of cash flow information:

Payables for dividends:	276,991	177,518	—	—
Payables for capitalized issuance costs	—	15,454	—	—

Notes to condensed financial statements

1.	The condensed financial statements of Qifu Technology, Inc. have been prepared using the same accounting policies as set out in the Financial Statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in earnings of subsidiaries and VIEs on the statement of operations.
2.	As of December 31, 2021, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the Financial Statements.
3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Financial Statements.