Form 20-F
period 2024-12-31
Qifu Technology, Inc.
filed 2025-03-25
CIK 1741530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

As of December 31, 2024, there were 283,981,320 class A ordinary shares issued and outstanding, par value US$0.00001 per share.

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

Yes ☐ No ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Qifu Technology,” “we,” “us,” “our” and “our company” are to Qifu Technology, Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China and their respective subsidiaries;
●	“360 Group” are to 360 Security Technology Inc. and its controlled affiliates and predecessors;
●	“ADSs” are to American depositary shares, each of which represents two of our class A ordinary shares;
●	“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“China” or “the PRC” are to the People’s Republic of China. Unless otherwise indicated, the policies, laws, regulations and interpretations adopted by the government of mainland China, which are specifically referenced in this annual report, are not applicable to Hong Kong, Macau or Taiwan. To the extent that mainland China laws and regulations are applied in Hong Kong, the legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“Fuzhou Financing Guarantee” are to Fuzhou Qifu Financing Guarantee Co., Ltd.;
●	“Fuzhou Microcredit” are to Fuzhou Qifu Online Microcredit Co., Ltd.;
●	“HK$” or “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“shares,” or “ordinary shares” are to our class A ordinary shares, and in the context of describing our share capital before March 31, 2023, also include our class B ordinary shares, par value US$0.00001 per share, as the context requires and as applicable;
●	“RMB” or “Renminbi” are to Renminbi, the legal currency of the PRC;
●	“Shanghai Financing Guarantee” are to Shanghai Qiyaoxin Technology Co., Ltd. (formerly known as Shanghai 360 Financing Guarantee Co., Ltd.);
●	“Shanghai Qibutianxia” are to Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd.);
●	“Shanghai Qiyu” are to Shanghai Qiyu Information Technology Co., Ltd.;
●	“US$” or “U.S. dollars” are to United States dollars, the lawful currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities,” “VIE” or “VIEs” are to Shanghai Qiyu, Fuzhou Financing Guarantee and Shanghai Financing Guarantee; and
●	“WFOE” or “Shanghai Qiyue” are to Shanghai Qiyue Information Technology Co., Ltd.

Unless otherwise stated, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

In addition, unless the context indicates otherwise, for the discussion of our business references to:

●	“180 day+ vintage delinquency rate” are to a percentage that is equal to (i) the total amount of principal for all loans we facilitated in a fiscal quarter that become delinquent for more than 180 days, less the total amount of recovered past due principal for all loans we facilitated that were delinquent for more than 180 days in the same fiscal quarter, divided by (ii) the total initial principal amount of loans we facilitated in such fiscal quarter; loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation;
●	“30 day collection rate” are to a percentage that is equal to (i) the amount of principal that is repaid in one month among the total amount of principal that is overdue as of a specified date, divided by (ii) the total amount of principal that is overdue as of such specified date;
●	“90 day+ delinquency rate” are to a percentage that is equal to (i) the outstanding loan balance of on- and off-balance sheet loans we facilitated that are 91 to 180 calendar days past due, divided by (ii) the total outstanding loan balance of on- and off-balance sheet loans we facilitated across our platform as of a specific date; loans that are charged-off and loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation;
●	“capital-light model” are to a comprehensive suite of technology-enabled loan facilitation services spanning the loan lifecycle, from borrower acquisition, technology empowerment in credit assessment to post-facilitation services, under which we do not take any credit risk;
●	“capital-heavy loans” are to loans under which we bear credit risks;
●	“Credit-Tech” are to credit technology services, which refer to services using technology solutions to empower and enhance credit services;
●	“loan facilitation volume” are to the total principal amount of loans facilitated or originated by, as the context mandates, a Credit-Tech platform, a traditional financial institution or other market players in the credit industry; in the context of the volume of loans we facilitated or originated, the total principal amount of loans we facilitated or originated during the given period, including loan volume facilitated through Intelligence Credit Engine (ICE) and other technology solutions and retrospectively excluding the impact of discontinued service under other technology solutions in 2024, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations;
●	“outstanding loan balance” are to the total amount of principal outstanding for loans facilitated or originated by a Credit-Tech platform, as the context mandates, a traditional financial institution or other market players in the credit industry at the end of each period; in the context of the outstanding balance of loans we facilitated or originated, the total amount of principal outstanding for loans we facilitated or originated at the end of each period, including loan balance for ICE and other technology solutions excluding loans delinquent for more than 180 days and retrospectively excluding the impact of discontinued service under other technology solutions in 2024, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations;
●	“repeat borrower contribution” or “loan origination contributed by repeat borrowers” are to a percentage, the numerator of which is the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, and the denominator of which is the total loan facilitation volume through our platform during that period;
●	“SME” are to small- and micro-enterprises and owners of small- and micro-enterprises; and
●	“users with approved credit lines” are to users who have submitted their credit applications and are approved with a credit line at the end of each period.

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

ITEM 3 KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs and VIEs’ subsidiaries

Qifu Technology, Inc. is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in the VIEs and VIEs’ subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, such as the distribution of online information. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Special Management Measures for the Access of Foreign Investment (Negative List) and other applicable laws and regulations. We are a Cayman Islands exempt company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, we operate certain of our businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and the nominee shareholders of the VIEs to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 92%, 94% and 95% of our total net revenue for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our” or “Qifu Technology,” refers to Qifu Technology, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in China, including, but not limited to Shanghai Qiyu, Fuzhou Financing Guarantee, Shanghai Financing Guarantee and Fuzhou Microcredit. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission, or the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements to be filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs or their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and the VIEs in China, including, among others, financing guarantee business license owned by Fuzhou Financing Guarantee, value-added telecommunications license owned by Shanghai Qiyu and Fuzhou Microcredit, and the incorporation approval of Fuzhou Microcredit. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and payment of withholding tax. As a result of these PRC laws and regulations, amounts restricted include paid-in capital, capital reserve and statutory reserves of our PRC subsidiaries and the VIEs totaled RMB14,436.1 million, RMB16,233.7 million and RMB17,073.2 million (US$2,339.0 million) as of December 31, 2022, 2023 and 2024, respectively.

Our PRC subsidiaries, the VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. In addition, under the Enterprise Income Tax Law of the PRC and its implementation rules, profits of a foreign investment enterprise generated in or after 2008 that are distributed to its immediate holding company outside mainland China are subject to withholding tax at a rate of 10%, unless the foreign holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For example, a holding company in Hong Kong, subject to approval of the PRC local tax authority, will be eligible to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign investment enterprise distributing the dividends. Since the equity holders of the major PRC subsidiaries of our company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax treaty between PRC and Hong Kong , we have used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In 2024, our WFOE made dividend payments of RMB8,476.0 million (US$1,161.2 million) to our Hong Kong subsidiaries and paid related withholding income tax (net of tax refund) of RMB405.6 million (US$55.6 million) accordingly. As of December 31, 2024, we recorded a deferred tax liability of RMB173.3 million (US$23.7 million) associated with all of our earnings expected to be distributed from mainland China subsidiaries to overseas for dividend distribution and share repurchase. The remaining undistributed profits of mainland China subsidiaries as of December 31, 2024 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB768.8 million (US$105.3 million). In 2024, our Hong Kong subsidiaries made dividend payments of RMB7,954.3 million (US$1,089.7 million) to our holding company, Qifu Technology, Inc.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that we determine to pay a dividend from mainland China subsidiaries to overseas entities in the future:

Taxation Scenario(1)
(Statutory Tax and Standard Rates)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at rate of 5%	(3.75)%
Net distribution to Parent/Shareholders	71.25%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering book to tax adjustment, is assumed to equal taxable income in China.
(2)	Assume all the profits of VIEs could be distributed to the mainland China subsidiaries in a tax free manner.
(3)	Certain of our subsidiaries and VIEs and their subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

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

The following table sets forth the amount of the transfers for the years presented.

	Years Ended December 31,
	2022	2023	2024

	(RMB in thousands)
Funds from Qifu Technology, Inc. to our subsidiaries, net / (repayment by our subsidiaries to Qifu Technology, Inc., net)	7,698	(31,815)	3,038,563
Funds from Qifu Technology, Inc. to the VIEs, net / (repayment by the VIEs to Qifu Technology, Inc., net)	(1,588,312)	(274,627)	—
Funds from WFOE to the other subsidiaries,(1) net	—	—	28,277
Funds from our subsidiaries to the VIEs, net / (repayment by the VIEs to our subsidiaries, net)	859,935	628,014	(6,765,934)
Dividend from WFOE to our subsidiaries	—	(940,000)	(8,476,000)
Dividend from our subsidiaries to Qifu Technology, Inc.	—	(790,000)	(7,954,310)
Dividend from the other subsidiaries(1) to WFOE	—	—	(4,503,000)
Service fees paid by our subsidiaries to the VIEs	103,094	209,033	133,379
Service fees paid by the VIEs to WFOE	420,290	1,306,173	3,052,595
Service fees paid by the VIEs to the other subsidiaries(1)	3,263	5,696	6,013
Investment paid by our subsidiaries to WFOE	—	—	7,267
Investment paid by WFOE to the other subsidiaries(1)	—	—	20,000
Investment paid by our subsidiaries to the VIEs	—	—	2,201,000

Note:

(1)	Refers to our subsidiaries other than the WFOE.

In 2022, 2023 and 2024, no assets other than cash flows discussed above were transferred through our organization.

For the years ended December 31, 2022, 2023 and 2024, dividends of US$146.4 million, US$131.9 million and US$178.8 million were paid to shareholders of record as of designated record dates. On May 18, 2023, our board of directors approved the adoption of a semi-annual cash dividend policy. Under the policy, we intend to declare and distribute a recurring cash dividend on a semi-annual basis, starting from the first half of 2023, at an amount equivalent to approximately 20% to 30% of our company’s net income after tax for the previous six-month period based upon our operations and financial conditions, and other factors, subject to adjustment and determination by the board of directors of Qifu Technology, Inc. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheet data as of December 31, 2023 and 2024 and selected consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated balance sheets data as of December 31, 2020, 2021 and 2022 and the selected consolidated statements of operations data and cash flow data for the years ended December 31, 2020 and 2021 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data:
Net revenue
Credit driven services(1)	11,403,675	10,189,167	11,586,251	11,738,560	11,719,027	1,605,500
Loan facilitation and servicing fees-capital heavy	4,596,555	2,326,027	2,086,414	1,667,119	1,016,514	139,262
Financing income	2,184,180	2,184,128	3,487,951	5,109,921	6,636,511	909,198
Revenue from releasing of guarantee liabilities	4,506,935	5,583,135	5,899,153	4,745,898	3,695,017	506,215
Other services fees	116,005	95,877	112,733	215,622	370,985	50,825
Platform services(1)	2,160,279	6,446,478	4,967,679	4,551,467	5,446,629	746,185
Loan facilitation and servicing fees-capital light	1,826,654	5,677,941	4,124,726	3,213,955	2,116,797	290,000
Referral services fees	265,300	620,317	561,372	950,016	2,842,637	389,440
Other services fees	68,325	148,220	281,581	387,496	487,195	66,745
Total net revenue	13,563,954	16,635,645	16,553,930	16,290,027	17,165,656	2,351,685
Operating costs and expenses:(2)
Facilitation, origination and servicing	1,600,564	2,252,157	2,373,458	2,659,912	2,900,704	397,395
Funding costs	595,623	337,426	504,448	645,445	590,935	80,958
Sales and marketing	1,079,494	2,090,374	2,206,948	1,939,885	1,725,877	236,444
General and administrative	455,952	557,295	412,794	421,076	449,505	61,582
Provision for loans receivable	698,701	965,419	1,580,306	2,151,046	2,773,323	379,944
Provision for financial assets receivable	312,058	243,946	397,951	386,090	296,857	40,669
Provision for accounts receivable and contract assets	237,277	324,605	238,065	175,799	421,481	57,743
Provision for contingent liabilities	4,794,127	3,078,224	4,367,776	3,053,810	478,404	65,541
Total operating costs and expenses	9,773,796	9,849,446	12,081,746	11,433,063	9,637,086	1,320,276
Income from operations	3,790,158	6,786,199	4,472,184	4,856,964	7,528,570	1,031,409
Interest (expense) income, net	77,169	126,256	182,301	217,307	237,015	32,471
Foreign exchange (loss) gain	101,534	35,549	(160,225)	2,356	1,512	207
Investment income (loss)	—	10,115	(19,888)	(30,112)	—	—
Other income, net	112,884	64,590	268,000	230,936	125,325	17,169
Income before income tax benefit	4,081,745	7,022,709	4,742,372	5,277,451	7,892,422	1,081,256
Income tax expense	(586,036)	(1,258,196)	(736,804)	(1,008,874)	(1,644,306)	(225,269)
Net income	3,495,709	5,764,513	4,005,568	4,268,577	6,248,116	855,987
Net loss attributable to non-controlling interests	897	17,212	18,605	16,759	16,198	2,219
Net income attributable to ordinary shareholders of the Company	3,496,606	5,781,725	4,024,173	4,285,336	6,264,314	858,206
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	11.72	18.82	12.87	13.36	21.02	2.88
Diluted	11.40	17.99	12.50	13.04	20.64	2.83
Net income per ADSs attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	23.44	37.64	25.74	26.72	42.04	5.76
Diluted	22.80	35.98	25.00	26.08	41.28	5.66
Weighted average shares used in calculating net income per ordinary share
Basic	298,222,207	307,265,600	312,589,273	320,749,805	298,012,150	298,012,150
Diluted	306,665,099	321,397,753	322,018,510	328,508,945	303,449,864	303,449,864

Notes:

(1)	We report revenue streams in two categories—credit driven services and platform services, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

(2)	Share-based compensation expenses were allocated as follows:

	Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Facilitation origination and servicing	72,192	75,209	73,945	75,152	64,658	8,858
Sales and marketing	8,164	12,340	4,328	(375)	(118)	(16)
General and administrative	220,805	166,373	121,464	110,827	103,073	14,121
Total	301,161	253,922	199,737	185,604	167,613	22,963

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	4,418,416	6,116,360	7,165,584	4,177,890	4,452,416	609,978
Restricted cash	2,355,850	2,643,587	3,346,779	3,381,107	2,353,384	322,412
Security deposit prepaid to third-party guarantee companies	915,144	874,886	396,699	207,071	162,617	22,278
Short term investments	—	—	57,000	15,000	3,394,073	464,987
Accounts receivable and contract assets, net	2,394,528	3,097,254	2,868,625	2,909,245	2,214,530	303,389
Financial assets receivable, net	3,565,482	3,806,243	2,982,076	2,522,543	1,553,912	212,885
Loans receivable, net	7,500,629	9,844,481	15,347,662	24,604,487	26,714,428	3,659,862
Total current assets	21,876,042	27,757,223	34,097,466	39,796,028	42,780,568	5,860,913
Land use rights, net	—	1,018,908	998,185	977,461	956,738	131,073
Total non-current assets	2,511,263	5,747,772	6,245,704	6,022,544	5,352,050	733,229
Total assets	24,387,305	33,504,995	40,343,170	45,818,572	48,132,618	6,594,142
Current liabilities:
Payable to investors of the consolidated trusts-current	3,117,634	2,304,518	6,099,520	8,942,291	8,188,454	1,121,814
Guarantee liabilities-stand ready	4,173,497	4,818,144	4,120,346	3,949,601	2,383,202	326,497
Guarantee liabilities-contingent	3,543,454	3,285,081	3,418,391	3,207,264	1,820,350	249,387
Income tax payable	1,227,314	624,112	661,015	742,210	1,040,687	142,574
Total current liabilities	13,384,508	14,143,186	16,749,918	19,899,619	17,472,209	2,393,684
Payable to investors of the consolidated trusts-noncurrent	1,468,890	4,010,597	4,521,600	3,581,800	5,719,600	783,582
Total non-current liabilities	1,521,707	4,145,200	4,661,955	3,909,096	6,414,190	878,740
Total shareholder’s equity	9,481,090	15,216,609	18,931,297	22,009,857	24,246,219	3,321,718
Total liabilities and equity	24,387,305	33,504,995	40,343,170	45,818,572	48,132,618	6,594,142

The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2020, 2021, 2022, 2023 and 2024.

	Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Combined and Consolidated Cash Flow Data:
Net cash provided by operating activities	5,325,810	5,789,700	5,922,515	7,118,350	9,343,311	1,280,027
Net cash provided by/(used in) investing activities	892,770	(6,064,328)	(7,355,975)	(11,147,789)	(7,994,081)	(1,095,184)
Net cash (used in)/provided by financing activities	(3,282,400)	2,263,720	3,204,068	1,066,458	(2,114,463)	(289,680)
Net increase/(decrease) in cash and cash equivalents	2,938,416	1,985,681	1,752,416	(2,953,366)	(753,197)	(103,188)
Cash, cash equivalents, and restricted cash at the beginning of year	3,835,850	6,774,266	8,759,947	10,512,363	7,558,997	1,035,578
Cash, cash equivalents, and restricted cash at the end of year	6,774,266	8,759,947	10,512,363	7,558,997	6,805,800	932,390

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The RPC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the noon buying rate as of December 31, 2024.

Financial Information Related to Our Consolidated Variable Interest Entities

The following table presents the condensed consolidated schedule of financial position, results of operations and cash flow data for our company, our consolidated VIEs, our primary beneficiaries of VIEs excluding our company and other subsidiaries as of the dates or for the years presented, as the case may be.

	For the Year Ended December 31, 2024
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Total net revenues	16,415,359	—	5,020,162	962,412	(5,232,277)	17,165,656
Total operating costs and expenses	14,121,455	19,770	378,419	349,719	(5,232,277)	9,637,086
Income (loss) from operations	2,293,904	(19,770)	4,641,743	612,693	—	7,528,570
Income before income tax expense	2,465,141	20,861	4,712,203	694,217	—	7,892,422
Investments in subsidiaries and VIEs	—	6,248,235	2,794,427	6,067,994	(15,110,656)	—
Net income	2,185,995	6,264,314	6,660,228	6,248,235	(15,110,656)	6,248,116
Net (loss) income attributable to ordinary shareholders of the Company	2,202,193	6,264,314	6,660,228	6,248,235	(15,110,656)	6,264,314

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

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2024
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents	4,005,463	274,514	882	171,557	—	4,452,416
Restricted cash	2,353,384	—	—	—	—	2,353,384
Security deposit prepaid to third-party guarantee companies	162,617	—	—	—	—	162,617
Short term investments	222	493,947	7,299	2,892,604	—	—
Accounts receivable and contract assets, net	1,003,079	—	—	1,238,583	—	2,241,662
Financial assets receivable, net	1,724,691	—	—	—	—	1,724,691
Loans receivable, net	29,252,177	—	—	—	—	29,252,177
Land use right, net	956,738	—	—	—	—	956,738
Intercompany receivables	9,121,175	3,016,777	2,483,739	2,490,196	(17,111,887)	—
Investments in subsidiaries and VIEs	—	20,393,966	21,388,847	21,117,637	(62,900,450)	—
Total assets	51,940,322	24,191,284	23,949,122	28,064,227	(80,012,337)	48,132,618
Payable to investors of the consolidated trusts-current	10,389,454	—	—	—	(2,201,000)	8,188,454
Guarantee liabilities-stand ready	2,383,202	—	—	—	—	2,383,202
Guarantee liabilities-contingent	1,820,350	—	—	—	—	1,820,350
Income tax payable	618,932	—	401,320	20,435	—	1,040,687
Payable to investors of the consolidated trusts-noncurrent	5,719,600	—	—	—	—	5,719,600
Intercompany payables	4,897,887	—	4,826,527	7,387,474	(17,111,888)	—
Total liabilities	29,806,836	1,241	5,720,949	7,670,261	(19,312,888)	23,886,399
Total equity	22,133,486	24,190,043	18,228,173	20,393,966	(60,699,449)	24,246,219

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

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2024
			Primary
			Beneficiaries
			of VIEs
			excluding the	Other
	VIEs	The Company	Company(1)	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	6,036,201	7,981,614	7,294,507	8,964,299	(20,933,310)	9,343,311
Net cash (used in)/provided by investing activities	(4,641,892)	(3,523,461)	1,049,614	592,485	(1,470,827)	(7,994,081)
Net cash (used in)/provided by financing activities	(2,453,608)	(4,236,127)	(8,458,395)	(9,370,470)	22,404,137	(2,114,463)

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects;
●	We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers;
●	We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected;
●	The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations;
●	Our transaction process may result in misunderstanding among borrowers;
●	Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of loan products facilitated by us and our services to decrease;
●	We rely on our proprietary credit profiling model in assessing the creditworthiness of borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations;
●	We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted;
●	If we are unable to protect the private information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operation may be adversely affected; and
●	Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws are newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure pursuant to the new regulations promulgated by the PRC government, which would likely result in a material adverse change in our operations, and our class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with the VIEs and the shareholders of the VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control; and
●	Any failure by the VIEs or the shareholders of the VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The PRC government’s significant oversight and discretion over our business operation and any failure to comply with PRC laws and regulations could result in a material adverse change in our operations and the value of the ADSs; and
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

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

As of December 31, 2022, 2023 and 2024, the 90 day+ delinquency rate for all loans facilitated through our platform, including those under credit-driven services and platform services, was 2.03%, 2.35% and 2.09%, respectively. The increase in 90 day+ delinquency rates from 2022 to 2023 was primarily due to soft consumer sentiment under the challenging macroenvironment following the pandemic. The decrease in 90 day+ delinquency rates from 2023 to 2024 was mainly due to our proactive tightening of overall credit standards, although macroeconomic headwinds persisted. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance Data—90 day+ delinquency rates.” To effectively manage credit risks, we have adopted a prudent approach to focus on improving the quality of our business through continued optimization of our asset portfolio and our dynamic adjustments in loan mix. We also expect to continue focusing on enhancing our technology and credit assessment capabilities and fine-tuning our services and solutions to address financial institution partners’ evolving needs and risk preferences. However, there can be no assurance that we will be able to successfully manage our risk exposure in an effective manner.

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

The laws and regulations governing the loan facilitation business are evolving, and uncertainties exist with respect to their interpretation and implementation. Since 2017, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the loan facilitation business, including, among others, (i) the Notice on Regulating and Rectifying “Cash Loan” Business issued on December 1, 2017, or Circular 141, which introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions, (ii) the Interim Measures for Administration of Internet Loans Issued by Commercial Banks, provides that “core risk management functions such as credit granting approval and contract conclusion shall be independently and effectively carried out by the commercial bank,” and (iii) the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies promulgated on October 9, 2019, or the Supplementary Financing Guarantee Provisions, which further require that institutions providing services such as borrower recommendation and credit assessment for various lending institutions, including us as a Credit-Tech company, shall not provide, directly or in a disguised form, financing guarantee services without prior approval. For a discussion of the related laws and regulations, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Online Finance Services Industry—Regulations on the business of loan facilitation” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.”

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

If our products or services are deemed to be non-compliant with the PRC laws and regulations, we may need to further adjust our practices and our business operations may be negatively impacted.

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

Besides, in April 2021, we and 12 other major financial technology platforms were invited to meet with the People’s Bank of China, the China Banking and Insurance Regulatory Commission, the CSRC, SAFE and other financial regulators to discuss the operations and compliance practice of these platforms’ internet financial businesses in China. We have been making rectifications and adjustments to our operations to address the issues discussed during the meeting and results of our self-examination according to the guidance provided by the regulators. We have substantially completed the rectification measures based on our self-examination results according to the guidance provided by the relevant authorities. The regulatory authorities have reviewed our rectification measures in general. Since January 2023, the regulatory authorities have moved on to the regular regulatory supervision status from the self-examination and rectification status with respect to regulating these major financial technology platforms, including us. Our rectification results remain subject to the regulators’ regular supervision, and we cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators. If the regulators deem our rectification efforts to be insufficient or unsatisfactory, we may face further rectification orders or other administrative actions, in which case our business and operations may be materially and negatively affected.

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

On December 31, 2024, the National Financial Regulatory Administration of the PRC issued the Interim Administrative Measures for Micro-Lending Companies. The measures (i) clarify the business scope of micro-lending companies and the loan concentration ratio requirements, and optimize the upper limit standard for single-household loan balances; (ii) prohibit the leasing or lending of licenses and other non-compliant “channel” businesses; (iii) regulate external financing by strictly enforcing leverage ratio indicators and specifying the conditions for microfinance companies to issue bonds and asset securitization products; (iv) standardize the business systems of micro-lending companies, requiring them to meet conditions such as full-process online operations, a robust risk control system, and compliance with network and information security management requirements; (v) require that micro-lending companies file its websites, apps, or mini-programs with local financial regulatory authorities; and (vi) provide a transition period, which shall not exceed two years in principle to gradually meet all the requirements stipulated in the measures. We will closely monitor the regulatory requirements, seek guidance from regulatory authorities, and take applicable measures in a timely manner to ensure our compliance with the laws and regulations applicable to us. We may incur costs and expenses to ensure compliance and to make necessary changes to our internal policies and practices to maintain compliance with the laws and regulations applicable to us in the future.

Fuzhou Microcredit has obtained the approval to operate micro-lending businesses from the competent supervising authority, which allows Fuzhou Microcredit to conduct micro-lending businesses through the internet. As of the date of this annual report, Fuzhou Microcredit had increased its registered capital to RMB5 billion, which has been fully paid. Currently, Fuzhou Microcredit can conduct cross-province business with its valid license. However, if the Interim Measures for the Administration of Online Micro-Lending Business (Draft for Comments) were to be adopted in its current form, Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-lending business across provincial-level administrative regions. The specific rules for licensing or approvals for cross-province online micro-lending business are yet to be formulated as of the date of this annual report. We cannot assure you that, if the authorities later promulgate such rules for micro-lending business or other rules imposing licensing or approval requirements on financing guarantee business, Fuzhou Microcredit or Fuzhou Financing Guarantee will be qualified for such licenses or approvals in accordance with the requirements thereunder. If we fail to obtain the regulatory approvals to further increase the registered capital or to establish additional online micro-lending companies if needed, we may not be able to obtain sufficient funding to fulfill our future growth needs. From time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

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

Historically, we provided preliminary credit assessment assistance directly to financial institution partners which mainly depended on the evaluation of information regarding personal credit status. Such practice may be deemed as engaging in credit reporting business or credit reporting function services by the PRC authorities. To comply with the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection, we have involved two licensed credit reporting institutions and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with two licensed credit reporting institutions to ensure the flow of personal information complies with the requirements of the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. However, there remain uncertainties with respect to the interpretation and implementation of the Credit Reporting Measures. Therefore, we cannot rule out the possibility that some aspects of our business may subsequently be deemed as incompliant and be required to be ceased or adjusted in a way that will have a negative impact on our business and prospects. If our credit assessment assistance is prohibited, it may affect the collaboration between us and our financial institution partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected. The lack of clear guidance under, and the uncertainty associated with, the Credit Reporting Measures may also result in substantial compliance cost incurred by us.

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

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended the upper limit of private lending interest rates under judicial protection. According to the Judicial Interpretation Amendment, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), in the event that the sum of the annualized interest that lenders charge and fees we and our financial institution partners charge exceeds four times the one-year Loan Prime Rate at the time of the establishment of the agreement, which we refer to as the Quadruple LPR Limit, borrowers may refuse to pay the portion that exceeds the Quadruple LPR Limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the Quadruple LPR Limit from such borrowers. If borrowers have paid the fees that exceed the Quadruple LPR Limit, such borrowers may request us to refund the portion exceeding the Quadruple LPR Limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on February 20, 2025 was 3.10%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.

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

Although the Judicial Interpretation Amendment and the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending provide that they do not apply to licensed financial institutions, including micro-lending companies that conduct loan business, there remain uncertainties in the interpretation and implementation of the amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of the calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts. We cannot assure you that there will not be interpretations of the Judicial Interpretation Amendment expanding its jurisdiction to cover licensed financial institutions, nor can we guarantee that there will not be any changes to the detailed calculation formula used to determine the interest limit, that our future fee rates will not be lowered as a result of the Quadruple LPR Limit, or that the Quadruple LPR Limit will not be applied to our historical and legacy products where the related dispute cases are accepted by PRC courts of first instance on or after August 20, 2020. In such cases, we and our financial institution partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit of lending interest and fee rates. Our business, results of operations and financial condition may therefore be materially and adversely affected by the implementation of the Judicial Interpretation Amendment.

In addition to rules, opinions and decisions issued by the PRC courts, we and our financial institution partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the pricing on loans we facilitate and may further adjust the pricing from time to time as a result of changes in regulations or our business strategies. Currently, we adhere to the pricing policy that no loan should have an IRR exceeding 36%. As of December 31, 2024, IRR for on-balance sheet loans and loans facilitated through capital heavy and capital light loan facilitation model was under 24%. If we are unable to keep up with the evolvement of regulations and maintain compliance or are deemed to price loans at a rate that exceeds the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancelation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected. See also “—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”

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

In addition, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For details of risks relating to our compliance with relevant laws and regulations, see “—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws are newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.” If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to corrective orders, penalties, including fines, suspension of business, websites, or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws are newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

As of the date of this annual report, we have not been subject to fines or penalties for non-compliance with laws and regulations related to data privacy, nor have we been investigated by relevant governmental authorities in relation to the protection of personal information. However, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements and promulgated new laws and regulations, many of which are subject to further interpretation, clarification and revision. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

In December 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review (2021 Revision), which became effective on February 15, 2022 and replaces their predecessor regulation. Pursuant to the measures, critical information infrastructure operators that procure internet products and services or network platform operators that carry out data processing activities must be subject to a cybersecurity review if their activities affect or may affect national security. The measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The Regulations on Protection of Critical Information Infrastructure stipulate that the respective supervision and administration departments of the important industries and sectors as mentioned above shall be responsible for the security protection of critical information infrastructures, and the departments shall be responsible for organizing the recognition of the “critical information infrastructure” within the industries and sectors according to the recognition rules, and shall inform the recognized “critical information infrastructure operator” accordingly and no detailed rules or implementation rules regarding the recognition of the “critical information infrastructure” have been published by any authority. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

In July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year or if it conducts outbound transfers of important data. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. Uncertainties exist with respect to the application and enforcement of the newly published measures. In addition, on February 22, 2023, the Provisions on the Standard Contract on Cross-border Transfer of Personal Information were promulgated by the CAC and effective on June 1, 2023. The provisions include a standard contract for cross-border transfer of personal information that could be used to satisfy one of the conditions for cross-border transfer of personal information under Article 38 of the Personal Information Protection Law. On March 22, 2024, the CAC promulgated the Regulations on Promoting and Regulating Cross-border Data Flow, which further clarify the implementation and connection of the existing data outbound security assessment, personal information cross-border standard contract and personal information protection certification regarding data outbound. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” However, it remains uncertain how the PRC government authorities will assess outbound data transfers under such circumstances specifically. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.

On September 24, 2024, the State Council promulgated the Regulations on the Administration of Cyber Data Security, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review in accordance with relevant laws and regulations. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.”

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

However, many of the data- and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators, and any further change or interpretation of such laws and regulations may impose additional obligations and liabilities on us. The Measures for Cybersecurity Review (2021 Revision) remain unclear on whether the requirements will be applicable to companies that, like us, are already listed in the United States. We cannot predict the impact of these regulations, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If they mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we may face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from application stores, and materially and adversely affect our business and results of operations.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how the laws and regulations will be implemented and interpreted in practice. As these laws and regulations are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance by us, our service providers or financial institutions partners with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. For example, in July 2021, our Qifu Jietiao app, which was previously known as 360 Jietiao app, was temporarily taken offline by the CAC for the purpose of optimizing product design and offering enhanced user data privacy protection, during which period new downloads were suspended. Our Qifu Jietiao app was restored to app stores for downloads in August 2021 after being tested and verified by the CAC. We believe the temporary takedown of Qifu Jietiao app did not and will not have a material adverse impact on our business operations. However, we cannot assure you that the authorities will not require further system and data privacy protection enhancements in the future as technologies, standards and regulatory environments continue to evolve, in which case our operations may be interrupted or adversely affected. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny. Furthermore, even if we do not commit any violation or breach of effective laws and regulations related to cybersecurity, data security or personal information protection, we may also be involved in inspections or investigations by regulatory authorities due to any unrelated third parties’ action or inaction, or as part of the routine supervision of the regulatory authorities. Such inspections or investigations may also have an adverse effect to our business.

Furthermore, in response to the advancement of AI technology, China has stepped up and issued a series of laws, rules, and regulations to regulate various aspects of AI, including algorithm recommendation, deep synthesis, generative AI and ethical review. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Artificial Intelligence Services.” However, since these laws and regulations are still relatively new, their interpretation and implementation will continue to evolve. We cannot assure whether we will be able to comply with the requirements of these laws and regulations in a timely manner or at all. Our algorithm models are exposed to risks when handling data, including but not limited to, protecting the data within the system by safeguarding against threats such as malicious code, viruses, phishing, other external cyberattacks or improper behaviors of employees. Any failure or perceived failure by us or our business partners to adequately address cybersecurity protection, data privacy-related or security-related concerns, complaints, inquiries, or allegations when they arise, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liabilities to us, fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, reputational damage, and damage to our relationships with recipients of our services and business partners, thereby materially and adversely affecting our business, financial condition, and results of operations.

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

The loan facilitation volume through our platform has grown rapidly since our inception. As of December 31, 2024, we had cumulatively facilitated loans amounting to over RMB2 trillion. In 2024, we maintained a prudent approach in underwriting loans and focus our efforts on optimizing risk performance, boosting operational efficiency and enhancing profitability. However, we plan to continue our efforts to capture long-term growth opportunities. To grow the loan facilitation volume, we need to retain current borrowers and attract new borrowers, which depends on our ability to acquire users and to offer a diversified loan product portfolio at reasonable costs that address the credit needs of consumers and SMEs in consumption and other life and business settings. We intend to continue to invest resources to our user acquisition efforts in the long run, and develop and refine loan products facilitated by us. At the same time, we need to continually refine our credit assessment capabilities and optimize our loan portfolio to address financial institution partners’ evolving needs and risk preferences. If there are insufficient qualified loan requests, the loan facilitation volume through our platform may decrease, which may in turn negatively affect the growth of our business and our relationships with our financial institution partners.

The overall loan facilitation volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers relative to the market rates, the efficiency of our credit assessment process, availability of our financial institution partners, the macroeconomic environment and other factors. In connection with the introduction of new products or response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our loan facilitation volume. If we are unable to attract qualified borrowers or if borrowers do not continue to participate in our platform at the current rates, we might be unable to increase our loan facilitation volume and revenue as we expect, and our business and results of operations may be adversely affected.

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

We cannot assure you that we will continue to maintain the same level of collaboration with 360 Group on the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms, neither can we guarantee that our collaboration with 360 Group will not be terminated by 360 Group or otherwise become limited, less effective or more expensive, which are subject to many factors beyond our control, such as legal requirements and 360 Group’s business condition, plans and strategies. For example, as 360 Group is a public company listed on the Shanghai Stock Exchange in China, it is subject to PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire. It came to our attention that, in May 2020, The Bureau of Industry and Security (BIS) of the U.S. Department of Commerce amended the Export Administration Regulations (EAR) by adding twenty-four entities, including Qihoo 360 Technology Co., Ltd. and Qihoo 360 Technology Company to the Entity List. As a result, exports, reexports or in-country transfers of the items subject to EAR of the U.S. to these two entities will face additional license requirements, and the availability of most license exceptions is limited. Currently, the inclusion of these two entities into the Entity List has not had a material adverse effect on our collaboration with 360 Group or on us and we have not had any dealings with these two entities. Additionally, it came to our attention that 360 Security Technology Inc. was named in the list of entities identified as “Chinese military companies” operating directly or indirectly in the United States in accordance with Section 1260H of the National Defense Authorization Act for fiscal year 2021, which was released by the U.S. Department of Defense on October 5, 2022. Currently, such inclusion had not had any material adverse effect on our collaboration with 360 Group or on us. However, we cannot rule out the possibility that additional restrictions of different nature may be imposed on 360 Group or its affiliates in light of the changes in international trade policies and rising political tensions between the U.S. and China in the past few years. See also “—Risks Related to Doing Business in China—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” If we are unable to maintain the same level of collaboration with 360 Group, or if we cannot benefit from the brand recognition or business ecosystem of 360 Group as we do, our business may be adversely affected, especially in the aspects of cost and efficiency of user acquisition.

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

The availability of funding from our financial institutional partners depends on many factors, some of which are beyond our control. Changes in the macroeconomic environment may impact the funding costs and the terms of our agreements with financial institution partners, and we may not be able to obtain sufficient and sustainable funding from them if the funding cost increases significantly. In addition, our competitors in the Credit-Tech industry may offer better terms to attract financial institutions away from us. We may not be able to maintain long-term business relationships with financial institution partners in this evolving market. For the year ended December 31, 2024, our top five direct financial institution partners contributed around 32.6% of total funding for the loans we originated and facilitated, which does not include loans facilitated under “ICE” or other technology solutions. See “Item 4. Information on the Company—B. Business Overview” for details of “ICE” and other technology solutions. Our financial institution partners typically agree to provide funding to borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our users’ loan requests are usually approved if they fall within the parameters set agreed upon by us and our financial institution partners, our financial institution partners may implement additional requirements in their approval process outside of our control. Thus, there is no assurance that our financial institution partners could provide reliable, sustainable and adequate funding, because they could either decline to fund loans facilitated on our platform or decline to renew or renegotiate their participation in the funding programs.

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

In 2024, trusts and assets management plans with total assets of RMB17.4 billion (US$2.4 billion) were set up to invest solely in loans on our platform. For the majority of the trusts, we are considered the primary beneficiary and thus consolidate such trusts’ assets, liabilities, results of operations and cash flows. Although we have not been part of the fund-raising process by the trusts, we cannot assure you that our provision of services to the trusts will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of loans facilitated by us and affect our results of operations.

If our attempts to explore alternative funding initiatives were deemed to violate PRC laws and regulations, our business could be materially and adversely affected.

We have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities, or ABSs, and asset-backed medium-term notes, or ABNs. As of December 31, 2024, we had cumulatively issued ABSs and ABNs of RMB46.2 billion (US$6.3 billion). In addition, our shelf registration of ABSs and ABNs with a total value of issuance amounting to RMB19.1 billion has been approved by the Shanghai Stock Exchange and Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors, as applicable, as of December 31, 2024. Pursuant to the Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and its supporting rules and other laws and regulations, an institution is entitled to establish an ABS plan as an originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flows in compliance with the laws and regulations. However, the issuance of ABSs is subject to a variety of requirements under these provisions, such as managers are required to be a securities company or a subsidiary of fund management company and the assets of the ABS plan shall be placed under custody of a commercial bank with the appropriate business qualifications, or an asset custodian organization recognized by the CSRC. The laws and regulations applicable to ABS are still developing, and it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the rapidly evolving Credit-Tech industry in which we operate. In addition, we rely on trust companies and other parties we collaborate with to secure the successful issuance of the ABSs. If our collaboration with such parties is interrupted or affected, our ability to utilize the remaining approved quota of issuing such ABS may be materially limited. If our attempts to issue ABSs under the current quota is limited, or our attempts to seek further approval on additional quota in ABS is rejected, our capability to secure funding with lower comprehensive cost may be limited, and our business and financial condition may be adversely impacted. During the validity period of the ABS plan, if we cannot maintain reasonable support for normal business activities, and provide the requisite assurance for generation of independent and predictable cash flows for the underlying transferred assets, it may have substantial impact on the investment value or price of ABSs.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

The Credit-Tech industry in China is highly competitive. Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our products from those of our competitors. Convincing prospective borrowers of the value of our products is critical to increasing the number of transactions for borrowers and to the success of our business. We believe that developing and maintaining awareness of our brand effectively is critical to attracting and retaining prospective borrowers. This, in turn, depends largely on the effectiveness of our user acquisition strategy, our marketing efforts, our collaboration with financial institution partners and the success of the channels we use to promote our platform. If any of our current borrower acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new borrowers in a cost-effective manner or convert prospective borrowers into active borrowers. Our collaboration with market-leading channel partners is essential to our user acquisition efforts. If such collaboration ceases or becomes less effective, for reasons attributable either to us or to our channel partners, we may face instant user acquisition pressure, and may need to incur additional costs to replace such partners for user acquisition, if we could replace them at all. Besides, if some of our channel partners were acquired or controlled by the competitors of 360 Group, our collaboration with such channel partners may be limited or severely and adversely impacted. We may not find new partners to replace our original ones.

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

As we provide guarantee services through the licensed VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee (before its financing guarantee license was canceled upon its voluntary application), to our financial institution partners, or back-to-back guarantee to the third-party guarantee companies, we recognize guarantee liabilities at fair value from accounting perspective, which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. As of December 31, 2022, 2023 and 2024, we recorded guarantee liabilities-stand ready of RMB4,120 million, RMB3,950 million and RMB2,383 million (US$326 million), respectively. As of December 31, 2022, 2023 and 2024, we recorded guarantee liabilities-contingent of RMB3,418 million, RMB3,207 million and RMB1,820 million (US$249 million), respectively. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information and we have engaged a third-party independent valuer for the task, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the Credit-Tech industry is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target user base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit assessment and expectations differ from actual circumstances or if the quality of the loans facilitated by us deteriorates, our guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable.

We have a large balance of accounts receivable and contract assets as well as financial assets receivable and loans receivable. As of December 31, 2022, 2023 and 2024, the current portion of our accounts receivable and contract assets, net was RMB2,869 million, RMB2,909 million and RMB2,215 million (US$303 million), respectively, and the non-current portion was RMB261 million, RMB147 million and RMB27 million (US$4 million), respectively. As of the same dates, the current portion of our financial assets receivable, net was RMB2,982 million, RMB2,523 million and RMB1,554 million (US$213 million), respectively, and the non-current portion was RMB689 million, RMB596 million and RMB171 million (US$23 million), respectively. Also, as of the same dates, the current portion of our loans receivable, net was RMB15,348 million, RMB24,604 million and RMB26,714 million (US$3,660 million), respectively, and the non-current portion was RMB3,137 million, RMB2,898 million and RMB2,538 million (US$348 million), respectively. Such receivables and contract assets mainly arise from our on-balance sheet loans and off-balance sheet loans. See “Item 5. Operating and Financial Review and Prospects—On- and Off-balance Sheet Treatment of Loans” for details of the risk taking arrangements for on- and off-balance sheet loans. We have established an allowance for uncollectible receivables and contract assets based on estimates, which incorporates historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. We evaluate and adjust our allowance for uncollectible receivable and contract assets on a quarterly basis or more often as necessary. The related expenses are recorded as “provision for accounts receivable and contract assets,” “provision for financial assets receivable” and “provision for loans receivable.” While our allowance and provision take into account historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual credit risk is difficult to forecast, especially if such risks stem from factors beyond our historical experience, especially unforeseen risk with no historical comparable. If there is a significant rise in delinquency rate, which was impacted by a number of factors some of which are beyond our control, including the macroeconomic condition of China and the development of the Credit-Tech industry, or our provisions or allowances are insufficient to cover the credit loss, our business, results of operations and financial condition would be materially and adversely impacted.

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

Any negative allegation made by the media or other parties about our company, including, but not limited to our management, business, compliance with law, financial condition or prospects, whether meritless or not, could severely hurt our reputation and harm our business and operating results. For example, on September 26, 2024, Grizzly Research, a short seller, issued a short seller report that made certain allegations against us. For details on the risks relating to the short seller report, see “—Risks Related to the ADSs and our class A ordinary shares—Techniques employed by short sellers may drive down the market price of our class A ordinary shares or the ADSs.” As China’s Credit-Tech industry is developing and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s Credit-Tech industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

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

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with prospective borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. We could also be materially and adversely affected if our employees misappropriate or otherwise improperly utilize work products, sensitive data or confidential information that they received while they were working for other employers. In addition, it is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers, such as during the collection process, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. See also “—If we are unable to protect the private information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operation may be adversely affected” and “—Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws are newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.”

In addition, the current regulatory regime for debt collection in the PRC remains unclear. We adopt different collection channels, including text messages, mobile app push notices, AI-initiated collection calls, human collection calls, emails or legal letters during the collection process. We also outsource our collection to third-party collection service providers from time to time, particularly after 60 days of delinquency. We have adopted and enforced comprehensive collection policies and procedures, including close monitoring our third-party service providers, to ensure that all our collection practices are in compliance with current laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Credit Assessment—Collection” for more details. However, we cannot assure you that the collection personnel that we employ or collaborate with will not engage in any misconduct as part of their collection efforts or that we will be able to identify and deter such misconduct at all times. Any such misconduct by our collection personnel or third-party collective service providers, or the perception that our collection practices are considered to be aggressive and not compliant with the PRC laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines, penalties, administrative investigations or even criminal liabilities, any of which may have a material adverse effect on our results of operations.

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

As of December 31, 2022, 2023 and 2024, our deferred tax assets amounted to RMB1,019 million, RMB1,068 million and RMB1,206 million (US$165 million), respectively. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probably that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions, or, negative development of the regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.

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

We have not registered certain of our lease agreements with government authorities. Under PRC laws and regulations, we may be required to register and file with the government authority executed lease agreements. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

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

As mutually agreed upon by us and a small number of financial institution partners pursuant to their internal business requirements and procedures, some of the loans facilitated through our platform are funded by and disbursed indirectly through trusts, which also provide us with more flexibility to utilize the funds from the trusts for loan facilitation within the specified time frame and are in line with the industry norms. For such trust arrangements, we assume variable economic benefits or losses of the trusts. Because the financial institutions partners are typically entitled to receive repayment of the funds initially provided plus return from the trusts under the trust arrangements, if all or part of the funds in the trusts are not disbursed to borrowers as loans and do not generate the expected return to the financial institution partners within a specified time frame, we could be obligated to make up the difference between the expected return and the actual return to the financial institution partners. For the years ended December 31, 2022, 2023 and 2024, there had been no such cases. However, we cannot assure you that we will not be obligated to make up any such difference in the future. If the foregoing occurs in the future, our financial conditions may be adversely affected.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our class A ordinary shares and/or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We and certain of our current and former directors or officers were named as defendants in a putative shareholder class action filed in federal court, captioned In re 360 DigiTech, Inc. Securities Litigation, No. 1:21-cv-06013 (U.S. District Court for the Southern District of New York, amended complaint filed on January 14, 2022). This case was purportedly brought on behalf of a class of persons who purchased our securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in our public disclosure documents in connection with our compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, we filed a motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on May 31, 2022. In July 2022, the Court granted our motion to dismiss the Amended Complaint without prejudice, and granted Plaintiffs leave to replead by September 26, 2022. On September 26, 2022, Lead Plaintiff notified the Court that he does not intend to file a Second Amended Complaint. The court entered an order of judgment in favor of Defendants in September 2022, and Plaintiff’s deadline to appeal the judgment has lapsed. We consider the case to effectively be closed. We may also face new legal proceedings, claims and investigations in the future. The existence of such cases and any adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our class A ordinary shares and/or ADSs. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our investments in and capital supports to the joint venture company that we established for the construction of our regional headquarter and affiliated industrial park may occupy a portion of our working capital.

In October 2020, we established Shanghai Qifu Changfeng Technology, Co., Ltd. (previously known as Shanghai 360 Changfeng Technology, Co., Ltd.), or Qifu Changfeng, a joint venture company in Shanghai, China through Shanghai Qiyu, to build our regional headquarters and the affiliated industrial park for our future operations. Currently, we hold 70% of the equity interests in Qifu Changfeng and are the controlling shareholder, with the remaining 30% held by an independent third party. We have consolidated the financial condition and results of operations of Qifu Changfeng on our financial statements since the fiscal year of 2021 and it became our consolidated subsidiary. The construction project that the joint venture company operates is capital intensive. Pursuant to the joint venture agreement, the shareholders of the joint venture company will contribute initial funding for the acquisition of land use rights, while funds required for subsequent developments will be mainly supplied through external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. As of December 31, 2024, a total of RMB1.0 billion were provided by the shareholders to acquire land use rights, of which RMB0.3 billion was funded by the independent third party. Additionally, Qifu Changfeng has entered into a facility agreement with a commercial bank in China to finance its operations and the construction project, pursuant to which the commercial bank agreed to extend a loan facility in an aggregate amount of up to RMB1.0 billion, and required the subsidiary’s registered capital to be paid in the same proportion of the total facility used. Currently, our investments in and capital supports to Qifu Changfeng have not had a material adverse impact on our working capital However, if Qifu Changfeng requires further capital contributions or funding from us in the future, our working capital position could be negatively impacted. In addition, if Qifu Changfeng defaults in its repayment obligations in any debt financings, it may incur additional liabilities or be involved in legal proceedings, which may adversely affect our results of operations, cash flow positions and reputations.

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

Our business could be adversely affected by epidemics, including COVID-19, the Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, and other epidemics. Our business operations could be disrupted if any of our employees are suspected of having contracted the any of the foregoing diseases, since it could require our employees to be quarantined or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy and the Credit-Tech industry in general. Outbreaks of epidemics in China or globally may adversely impacted the economic condition and businesses, and could result in reduced spending, especially on discretionary consumption. We derive revenue from loan products facilitated through our platform. A reduction in discretionary consumption may adversely affect demand for consumer and SME loan products. In addition, downturn in the economy and previous suspension of business activities across various sectors might cause an increase in default of the loans facilitated through our platform as they are likely to lead to a rise in unemployment and may weaken borrowers’ willingness and ability to repay their debts. The increased defaults could in turn result in elevated risks and financial losses to our financial institution partners and us. See also “—We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.”

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

Our headquarters are located in Shanghai and many of our senior management reside in Beijing. Most of our system hardware and back-up systems are hosted in leased facilities located in Shanghai, Beijing and Luoyang. Consequently, we are highly susceptible to factors adversely affecting Shanghai, Beijing and Luoyang. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur or aggravate in Shanghai, Beijing and Luoyang, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises. Therefore, we operate our Credit-Tech businesses in China through the VIEs and their subsidiaries, in which we have no ownership interest. Our PRC subsidiaries have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The VIEs have been operating our Credit-Tech business, including, among others, operations of our Qifu Jietiao, since its incorporation and have obtained and held the ICP License according to PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment Restrictions—Regulations on value-added telecommunications services.” The subsidiary of Shanghai Qiyu, Fuzhou Microcredit, which also provides loans through Qifu Jietiao, has obtained a micro-lending license from the relevant competent local authorities and an ICP License.

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

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the government authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of the VIEs, revoking the business licenses or operating licenses of our WFOE or the VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offshore offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of the VIEs, or our failure to receive economic benefits from the VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP, and our class A ordinary shares or ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Revenues contributed by the VIEs accounted for 92%, 94% and 95% of our total net revenue in 2022, 2023 and 2024, respectively.

We rely on contractual arrangements with the VIEs and the shareholders of the VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and the shareholders of the VIEs, to operate our Credit-Tech businesses, including, among others, the operation of Qifu Jietiao app, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs or the shareholders of the VIEs may fail to fulfill their contractual obligations with us, such as failure to maintain our platform and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F.

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

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little advance notice. The interpretations of many PRC laws, regulations, and rules may contain inconsistencies, the enforcement of which involves uncertainties. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations. In addition, pursuant to the Plan on Reforming State Council Institutions approved by the National People’s Congress on March 10, 2023, the National Financial Regulatory Administration of the PRC was officially established on May 18, 2023, replacing the China Banking and Insurance Regulatory Commission as the new financial regulatory authority in China. As a result, the local financial regulatory system underwent a deep reform, with the central financial management department’s local agencies acting as the main body. This restructuring may lead to changes and uncertainties in rules and regulations applicable to our business. Uncertainties and changes in regulatory environment may increase our cost of operation, limit our service offerings or even cause us to fundamentally change our business model. We cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the class A ordinary shares and ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the class A ordinary shares and ADSs to significantly decline in value or become worthless.

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

COVID-19 had a severe and negative impact on both the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there are significant uncertainties associated with the future relationship between the United States and China with respect to a wide range of issues including investment policies, trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, our consumers and SMEs are vulnerable to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, our consumers and SMEs may be directly hit, which in turn may lead to higher default rates or decreasing borrowings. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in certain Chinese companies and/or imposing sanctions on Chinese entities. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of or investing in technologies and products (or voiced the intention to do so). For instance, in October 2022, the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers and manufacture advanced semiconductors. On August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound FDI review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products.” On June 21, 2024, the U.S. Department of the Treasury issued a notice of proposed rulemaking on outbound U.S. investment involving China that generally follows the advanced notice of proposed rulemaking. On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. The final rule took effect on January 2, 2025. The final rule targets investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the final rule, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The final rule excludes some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The final rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. We do not believe we would be defined as “covered foreign person” under the final rule, because we do not engage in a “covered activity” (as defined in the final rule) or otherwise meet the definition of “covered foreign person” provided in the final rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests or contingent equity interests, such U.S. persons may be prohibited to do so or may need to make a notification, as applicable pursuant to the final rule. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the final rule and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the final rule or the introduction of similar regulations. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects.

Additionally, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. We may expand our business internationally in the future. Any unfavorable government policies on international trade or any restriction on Chinese companies may affect consumer demand for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

On July 6, 2021, PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued the Administration Trial Measures of Overseas Securities Offering and Listing by Domestic Companies. The measures establish a filing-based regime to regulate overseas offerings and listings by domestic companies. According to the measures, an overseas offering of equity shares, depository receipts, convertible corporate bond and the listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the principle elements of operations are conducted within or the main places of operations are within the PRC, or senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. According to these measures, the issuer or its affiliated material domestic company, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on offshore offering and other equivalent offshore offering activities. Particularly, the issuer or its affiliated material domestic company shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offshore offering on the same overseas market within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the domestic companies and fines on the directly responsible person in charge and other responsible persons. The controlling shareholder or actual controllers of domestic company organize or instruct to engage in the illegal act or conceals relevant matters failing to comply with the filing requirements will be subject to fines. The measures also set forth certain regulatory circumstances where offshore offerings and listings by domestic enterprises are prohibited. The measures also come with five guidelines on the interpretation and application of the filing requirements and procedures.

In a Q&A released on its official website, the respondent CSRC official indicated that the filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on offshore financing. Existing companies are not required to filed immediately, and the subsequent filing matters such as refinancing shall be filed as required. The Q&A also addressed the contractual arrangements and pointed out that the filing management will adhere to the principles of marketization and legalization, and strengthen regulatory coordination, and the CSRC will seek the opinions of the relevant competent authorities for the overseas listing of VIE-structured enterprises that meet the compliance requirements to file, and support the development and growth of enterprises using two markets and two resources. Nevertheless, it does not specify what qualify as compliant VIE structures and what domestic laws and regulations are required to be complied with. There are uncertainties with respect to the application and enforcement of the newly published measures. We will closely monitor and assess any legislative and regulatory development and prepare for filing when necessary.

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

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review (2021 Revision), the Measures of Regulations on the Network Data Security Administration, and the filing requirements under the Administration Trial Measures of Overseas Securities Offering and Listing by Domestic Companies, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our class A ordinary shares and ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the class A ordinary shares offered. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our class A ordinary shares and ADSs.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct an investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to the ADSs and Our Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands exempt company.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

However, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

According to PRC laws and regulations, an enterprise must obtain a value-added telecommunication business license to operate a value-added telecommunication business. The VIEs have obtained the required ICP License to operate our online platform, Qifu Jietiao. Nevertheless, it is uncertain if we or the VIEs may be required to obtain additional value-added telecommunications business licenses. See also “—If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

We do not believe our business is in violation of the Anti-monopoly Law of the PRC, and as of the date of this annual report, we had not been subject to any administrative penalties or regulatory actions in connection with anti-monopoly. The State Administration for Market Regulation imposed administrative penalties in a number of anti-monopoly cases in the internet industry, and the regulatory environment of anti-monopoly is tightening. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of competition laws and regulations in China, we cannot assure you that we will not be required to adjust our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, or be able to maintain full compliance. Any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with government authorities in China. According to the PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other government authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long-term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the NDRC and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our class A ordinary shares and the ADSs.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our class A ordinary shares and ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, dividends and share repurchase amount, which in turn could adversely affect the price of our class A ordinary shares and the ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have entered into certain hedging transactions, including swaps and forwards, in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation— Mainland China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiaries could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of the ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely due to factors beyond our control. In 2024, the trading prices of the ADSs ranged from US$13.03 to US$40.31 per ADS and the trading price of our class A ordinary shares has ranged from HK$47.4 to HK$153.8 per share. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States and/or in Hong Kong in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States and/or Hong Kong in general, which consequently may impact the trading performance of our class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our class A ordinary shares and/or ADSs.

In addition to the above factors, the price and trading volume of our listed securities may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;
●	any deterioration in our collaborative relationship with 360 Group;
●	conditions in the Credit-Tech industry;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other Credit-Tech platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry, such as short seller reports;
●	announcement, update or execution of our dividend policy and share repurchase plan;
●	fluctuations of exchange rates between Renminbi, the Hong Kong dollar and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our class A ordinary shares and/or the ADSs and trading volume could decline.

The trading market for our class A ordinary shares and/or the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our class A ordinary shares and/or the ADSs or publish inaccurate or unfavorable research about our business, the market price for our class A ordinary shares and/or the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our class A ordinary shares and/or the ADSs to decline.

Techniques employed by short sellers may drive down the market price of our class A ordinary shares or the ADSs.

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

On September 26, 2024, Grizzly Research, a short seller, issued a short seller report that made certain allegations against us. On September 27, 2024, we issued responses to the key claims made in the report. Specifically, we announced that we are of the view that the report is without merit and contains inaccurate information, flawed analyses, misleading conclusions and interpretations regarding information relating to us. We also announced that our board of directors, including the audit committee reviewed the allegations and considering the appropriate course of action to protect the interests of all shareholders. Following the announcement of our responses, our internal audit department, led by the audit committee of our board of directors, conducted an investigation. The investigation report prepared by the internal audit department has been approved by the audit committee, with the conclusion that the short seller report is without merit and the that the internal control of our company is effective.

We may be the subject of unfavorable allegations made by short sellers again in the future. Any such allegations may be followed by periods of instability in the market price of our class A ordinary shares and the ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against short sellers by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Moreover, during an ongoing internal investigation or review, to ensure that its findings are reached independently without undue influence, we may also be constrained in our ability to offer a public rebuttal immediately even if the allegation can, in our view, be readily rebutted. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our class A ordinary shares or the ADSs could be greatly reduced or rendered worthless.

The different characteristics of the capital markets in Hong Kong and the United States may negatively affect the trading prices of our class A ordinary shares and/or the ADSs.

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

Although we have adopted a semi-annual cash dividend policy since May 2023, we cannot assure you that our existing dividend policy or the amount of dividends that you may receive will not change in the future, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any fiscal quarter and, therefore, you may need to rely on price appreciation of our class A ordinary shares and/or the ADSs as the sole source for return on your investment.

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

Furthermore, our regular dividend policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our dividend policy in the future. Accordingly, you should not rely on your investment in our class A ordinary shares and/or the ADSs as a source for any future dividend income and the future return on your investment in our class A ordinary shares and/or the ADSs will likely depend entirely upon any future price appreciation of our class A ordinary shares and/or the ADSs. There is no guarantee that our class A ordinary shares and/or the ADSs will appreciate in value or even maintain the price at which you purchased the class A ordinary shares and/or the ADSs. You may not realize a return on your investment in our class A ordinary shares and/or ADSs and you may even lose your entire investment in our class A ordinary shares and/or the ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain register of members or corporate records (apart from our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) of these companies. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. Our memorandum and articles of association also provides that any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open for inspection by a shareholder without charge, provided that we may be permitted to close the register of members in terms equivalent to section 632 of the Companies Ordinance of Hong Kong. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our class A ordinary shares and/or the ADSs.

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

On June 20, 2023, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with an aggregate value of up to US$150 million over the next 12-month period through June 19, 2024. We refer to this plan as the 2023 Share Repurchase Plan. On March 12, 2024, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with an aggregate value of up to US$350 million starting from April 1, 2024 over the next 12-month period through March 31, 2025. We refer to this plan as the 2024 Share Repurchase Plan. On November 19, 2024, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with an aggregate value of up to US$450 million starting from January 1, 2025 over the next 12-month period through December 31, 2025. We refer to this plan as the 2025 Share Repurchase Plan. The share repurchases under the foregoing 2023 Share Repurchase Plan, 2024 Share Repurchase Plan, and 2025 Share Repurchase Plan may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

From June 20, 2023 to March 31, 2024, we utilized substantially all of the total authorized value for the 2023 Share Repurchase Plan and in aggregate purchased approximately 9,348,543 ADSs in the open market for a total cost of approximately US$150 million (inclusive of commissions) at an average price of US$16.02 per ADS pursuant to the 2023 Share Repurchase Plan. From April 1, 2024 to December 30, 2024, we utilized substantially all of the total authorized value for the 2024 Share Repurchase Plan and in aggregate purchased 15,110,617 ADSs in the open market for a total amount of approximately US$350 million (inclusive of commissions) at an average price of US$ 23.14 per ADS pursuant to the 2024 Share Repurchase Plan. We have commenced execution of the 2025 Share Repurchase Plan since January 1, 2025. From January 1, 2025 to February 28, 2025, we in aggregate purchased 1,743,546 ADSs in the open market for a total amount of approximately US$69 million (inclusive of commissions) at an average price of US$39.5 per ADS pursuant to the 2025 Share Repurchase Plan.

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

In May 2018 and November 2019, we adopted our 2018 Share Incentive Plan and 2019 Share Incentive Plan, respectively, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Share Incentive Plan was later amended in November 2019, and the 2019 Share Incentive Plan was later amended in August 2020. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Share Incentive Plan and 2019 Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company, restricted shares and restricted share units. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Incentive Plan is 25,336,096. The maximum aggregate number of ordinary shares that may be issued under the 2019 Share Incentive Plan is 17,547,567, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 for four consecutive fiscal years or such lesser amount as determined by our board of directors. As of February 28, 2025, class A ordinary shares underlying the options that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 1,047,450 and class A ordinary shares underlying the options and restricted share units that have been granted and are outstanding under the 2019 Share Incentive Plan amounted to 8,955,694. For the years ended December 31, 2022, 2023 and 2024, we incurred share-based compensation expenses of RMB200 million, RMB186 million and RMB168 million (US$23 million), respectively. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. Issuance of class A ordinary shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

The sale or availability for sale of substantial amounts of our class A ordinary shares and/or the ADSs could adversely affect their market price.

Sales of substantial amounts of our class A ordinary shares and/or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our class A ordinary shares and/or the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs or shares effectively registered with the SEC will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders or investors may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. In particular, a majority of our outstanding shares are held by institutional investors that are not our affiliates. These shareholders may have varying investment horizons, cash needs and repayment obligations under certain financing arrangements, and may sell their class A ordinary shares in reliance on Rule 144 without volume limitation.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we rely on home country practice with respect to certain aspects of our corporate governance, including the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended. But given the other home country practice we follow, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject U.S. holders of our ADSs or class A ordinary shares to significant adverse United States federal income tax consequences.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and other passive assets), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

During the reorganization process we issued ordinary shares and preferred shares to the beneficial owners of Shanghai Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. In addition, we have incorporated a wholly owned subsidiary, HK Qirui International Technology Limited, as our offshore holding company in Hong Kong and further incorporated a wholly owned subsidiary in China, Shanghai Qiyue, which is also referred to as our WFOE in this annual report. Our WFOE has entered into a series of contractual arrangements with Shanghai Qiyu, Fuzhou Microcredit, and Fuzhou Financing Guarantee and their respective record shareholders. These contractual arrangements enable us to exercise effective control over the VIEs; receive substantially all of the economic benefits of the VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For risks and uncertainties associated with this structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

In August 2024, we gradually rolled out the rebranding of our primarily user interface, 360 Jietiao app to Qifu Jietiao app, to better reflect our position as a Credit-Tech platform.

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

The information that we have filed electronically with the SEC can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at https://ir.qifu.tech. The information contained on our website is not part of this annual report.

B.          Business Overview

Established in 2016, we are a leading AI-empowered Credit-Tech platform in China. Leveraging our sophisticated machine learning models and data analytics capabilities, we provide a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services, with Qifu Jietiao app (previously known as 360 Jietiao app) as our primary user interface. We are dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions, whereby we deploy our technology solutions to help financial institutions identify the diversified needs of consumers and SMEs, effectively access prospective borrowers that are creditworthy through multi-channels, enhance credit assessment on prospective borrowers, and manage credit risks and improve collection strategies and efficiency, among others. With user insights distilled from long-term engagement with users across life and business scenarios enabled by AI and data analytics, our technology solutions empower financial institutions across different stages of the loan lifecycle, enabling them to extend the reach of services and satisfy the financing needs of consumers and SMEs, and deliver to users more accessible credit services. In turn, we primarily derive service fees from our technology solutions to financial institutions. We are building a comprehensive Credit-Tech service platform that encompasses an extended user lifecycle and promotes financial inclusion. As of December 31, 2024, we had cumulatively facilitated approximately RMB2,212.0 billion (US$303.0 billion) of loans to 34.4 million borrowers. As of the same date, we had 56.9 million users with approved credit lines, accumulatively.

Our Services

We match underserved and unserved users with credit demand to a diversified pool of financial institutions with credit to supply, through both credit-driven services and platform services.

The following table presents our operating data related to credit-driven services and platform services for the years ended or as of December 31, 2022, 2023 and 2024:

	For the year ended/ As of December 31,
	2022				2023				2024
	Loan				Loan				Loan
	facilitation		Ending		facilitation		Ending		facilitation		Ending
	volume	%	balance	%	volume	%	balance	%	volume	%	balance	%

	(in RMB millions, except for percentages)
Credit-driven services	181,230	54.8	66,907	50.6	204,811	55.5	72,002	49.6	151,380	47.0	57,415	41.9
Platform services	149,475	45.2	65,432	49.4	164,321	44.5	73,268	50.4	170,589	53.0	79,599	58.1
Total	330,705	100.0	132,339	100.0	369,132	100.0	145,270	100.0	321,969	100.0	137,014	100.0

Credit-driven services

Under the credit-driven services category, we match prospective borrowers with financial institutions and empower financial institutions in borrower acquisition, credit assessment, fund matching and post-facilitation services. Loan products offered under this line of services are primarily funded by our financial institution partners, with the remainder extended by Fuzhou Microcredit, which is licensed to conduct micro-lending business in China, or trusts and ABSs. In both cases, we bear credit risks of the loans. For loans extended by our financial institution partners, we provide guarantees against potential defaults. Such contractual guarantee arrangement is underwritten either by the licensed VIEs, or third-party licensed guarantee companies or insurance companies, to which we may provide back-to-back guarantee at their request. With respect to loan facilitation services for loans funded by financial institution partners, we charge service fees directly from our financial institutional partners pursuant to pre-negotiated terms based on the contractual agreements that vary from case to case. Our service fee rate is typically the difference between the loan pricing rate, which is set by the financial institutions, and a fixed rate negotiated between us and the respective financial institutions. For loans funded by Fuzhou Microcredit, we charge borrowers interest fees, which reflects a number of factors including the credit profile of the borrowers, the availability of funding and the associated funding cost, and the tenor of loan products, among others.

Platform services

Our platform services include loan facilitation and post-facilitation services through our capital-light model, intelligent marketing services to financial institution partners under Intelligence Credit Engine, referral services and other technology solutions. We currently do not take credit risk under platform services. For the years ended December 31, 2022, 2023 and 2024, loans facilitated under our platform services accounted for approximately 45.2%, 44.5% and 53.0% of our total loan facilitation volume, respectively.

Capital-light model

We launched our capital-light model in 2018 with the focus on implementing our strategic transition from a traditional risk bearing loan facilitator to a technology enabler. Under our capital-light model, we facilitate transactions between prospective borrowers and our financial institution partners through a suite of technology-enabled services spanning across the loan lifecycle, including borrower acquisition, technology empowerment in credit assessment, and post-facilitation services such as loan performance monitoring and loan collection. Under our capital-light model, we historically provided limited guarantee to certain collaborating insurance companies in the event of bankruptcy and certain financial institution partners pursuant to their internal requirements. Given the nature of such guarantee arrangements and our assessment that the likelihood of bankruptcy to occur with respect to the insurance companies is remote, such credit risks that we took under the platform services were negligible. We did not provide such guarantee in 2024. For loans facilitated under our capital-light model, we generate income through service fees charged to financial institution partners according to pre-negotiated terms that vary from case to case. Our service fee rate is typically a certain percentage of the pricing rate that is set by the financial institution partners on the loans to borrowers.

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

Referral services

As different financial institution partners prescribe different metrics assigned with various values in granting credit line approvals to prospective borrowers, some users fail to match the criteria of our financial institution partners and are rejected by them. However, such borrowers may still be within the target borrower group of other online lending companies. To offer more products and better user experience to our users and maximize the value of user traffic on our platform, we provide referral services primarily to other online lending companies in line with industry practice and earn referral fees. We consider referral services to be supplemental in nature to our loan facilitation services.

Other technology solutions

In 2020, we began to offer financial institutions on-premise deployed, basic risk management SaaS solutions, or RM SaaS solutions. Since 2023, we started to offer end-to-end technology solutions, including user acquisition, risk management, credit operation and post-facilitation services to financial institutions based on on-premise deployment, SaaS or hybrid model, which we refer to as total technology solutions. Basic RM SaaS solutions and total technology solutions together are previously referred to as other technology solutions. Integrated with our credit assessment insights and algorithms as well as other proprietary technologies, other technology solutions help financial institution partners acquire borrowers and improve credit assessment results. Under this model, we typically take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions. However, as basic RM SaaS solutions only generated marginal returns and has little potential for up selling, we have decided to discontinue it and focus on developing our end-to-end technology solutions under our “Qifu DigiTech” brand at the end of 2024. The discontinued service did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations. We expect that the end-to-end technology solutions will deepen our cooperation with the financial institution partners and empower them to achieve better efficiency.

In terms of accounting treatments, under credit-driven services, we either provide guarantees for loans funded by financial institution partners, which are recorded as off-balance sheet loans, or fund loans through trusts and ABSs or Fuzhou Microcredit, which are record as on-balance sheet loans. Under platform services, all loans facilitated through our platform are recorded as off-balance sheet loans. We have a large balance of guarantee liabilities during the years ended December 31, 2022, 2023 and 2024, as we provide guarantees under credit-driven services. We also have a large balance of accounts receivable and contract assets as well as financial assets receivable during the same period, mainly arising from off-balance sheet loans, as well as loans receivable, mainly arising from on-balance sheet loans. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities, and an allowance for uncollectible receivables and contract assets based on estimates that incorporate historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. However, actual losses and credit risks are difficult to forecast. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We need to engage guarantee companies to provide credit enhancement or additional comfort to our financial institution partners, and we recognize guarantee liabilities for accounting purposes. If we fail to source and engage a guarantee company to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate, and our results of operations may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable” and “Item 5. Operating and Financial Review and Prospects—On- and Off-balance Sheet Treatment of Loans.” In terms of revenue recognition, we recognize financing income from on-balance sheet loans over the lifetime of the loans using effective interest method. For the off-balance sheet loans funded by financial institution partners, we recognize revenue from loan facilitation services, revenue from post-facilitation services and revenue from guarantee services (only applicable to off-balance sheet loans facilitated under credit-driven services). Please refer to “Item 5. Operating and Financial Review and Prospects—On- and Off-Balance Sheet Treatment of Loans” and “Item 5. Operating and Financial Review and Prospects—Key Line Items And Specific Factors Affecting Our Results of Operations—Net revenue” for details.

Products offered to users

Our core product offered to users is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our products are provided under the Qifu Jietiao brand.

Our engagement with prospective consumer borrowers begins with a credit application which typically takes a few minutes. Once approved by our financial institution partners, a prospective borrower is granted a line of credit, typically with a principal amount ranging from RMB1,000 to RMB200,000, for drawdowns based on specific needs with an amount typically between RMB500 and RMB200,000. The average single drawdown amount in 2024 was RMB7,940 (US$1,088). When an approved borrower makes a drawdown request, we perform preliminary credit assessment on such borrower to ensure his or her continued qualification for drawdown before the request is transmitted to our financial institution partners for their independent final risk assessment and loan disbursement approval. Once a drawdown is approved, a borrower may elect a loan tenor best suited for his or her financial needs, in fixed terms of one month, three months, six months, twelve months, eighteen months, twenty-four months or thirty-six months, to be repaid in monthly installments. The average amount of approved credit line for each borrower in 2024 was RMB14,236 (US$1,950). In the instance where we provide guarantee services, the guarantee services are provided throughout the loan tenor. We are also offering other payment terms such as repayment at any time with a fixed daily interest. There is no interest-free period, but we may offer interest-free coupon in certain limited cases as promotional activities to promote borrowers’ interactions with our platform.

Total loan facilitation volume made through our platform in 2022, 2023 and 2024 was RMB330.7 billion, RMB369.1 billion and RMB322.0 billion (US$44.1 billion), respectively. The outstanding balance of all loans made through our platform as of December 31, 2024 was RMB137.0 billion (US$18.8 billion). The weighted average contractual tenor of loans we facilitated in 2022, 2023 and 2024 was 11.69 months, 11.21 months and 10.05 months, respectively.

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

We believe we are chosen by our users because of our reputation as a trusted and reliable platform and the convenient, fast, intuitive and transparent user experience that we offer through our platform. We have established a large base of loyal creditworthy users. As of December 31, 2024, we had 56.9 million cumulative users with approved credit lines in the aggregate, among which 60.3% had credit cards, mortgage loans or auto loans and 43.2% were between 25 to 35 years old. Our repeat borrower contribution was 93.1% for the year ended December 31, 2024.

User acquisition

We strive to diversify the network for user acquisition, which currently comprises online advertising on channels operated by leading internet companies, “embedded finance” cooperation with online platforms with heavy user traffic, offline promotions and referral programs with other platforms and 360 Group.

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

Embedded finance model

In 2020, we started cooperating with leading online platforms with heavy user traffic under “embedded finance” model. These platform partners include, among others, leading short-form video platform, e-commerce platforms, ride-hailing companies and smart phone companies. In 2024, we started to explore collaborations with financial institutions to engage their existing customer bases, leveraging their proprietary traffic alongside our differentiated pricing and service capabilities to expand the breadth and depth of our user coverage. Under this model, we embed our credit assessment, data analytics and other proprietary technology solutions within the partnering internet platforms and financial institutions. Therefore, credit services used by end users of our partnering platforms will be ultimately provided by us. Through “embedded finance”, we are able to reach more users effectively while empowering our partnering platforms and financial institutions to improve user experience and further unleash the monetization value of their user base. We have become the Credit-Tech service partner of many leading online platforms and financial institutions across various categories, gaining access to a large number of internet users across consumption scenarios for potential conversion into borrowers. As of December 31, 2024, we had partnered with 56 leading online platforms and financial institutions cumulatively and embedded finance has become an important user acquisition channel to us.

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

Credit Supply

We have a stable and diversified base of funding partners. We primarily rely on our financial institution partners, including national and regional banks and consumer finance companies, to fund our credit products. From time to time, we also fund a certain percentage of loans through Fuzhou Microcredit. With sufficient and strong funding commitment from our financial institution partners, we have the flexibility to recommend suitable products to borrowers with different combinations of funding sources depending on market conditions. For the year of 2024, financial institutions including Fuzhou Microcredit accounted for 100% of our total funding.

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

As of December 31, 2024, we had established partner relationship with a total of 162 financial institutions cumulatively, including national and regional banks and consumer finance companies, across 26 provinces and autonomous regions of provincial level and 70 cities in China.

Fuzhou Microcredit

In March 2017, Fuzhou Microcredit was established, which has obtained the regulatory approval and micro-lending license to originate loans. The sources of funding for the loans funded by Fuzhou Microcredit include its registered capital, profits from its operations, shareholder loans and bank loans. In 2024, RMB60.8 billion (US$8.3 billion) of credit drawdowns on our platform were initially funded by Fuzhou Microcredit, representing approximately 18.9% of our total funding during such period. All loans funded by Fuzhou Microcredit were recorded on our balance sheet. Currently, Fuzhou Microcredit has a registered capital of RMB5 billion, which has been fully paid.

Alternative funding initiatives

We have explored and expect to continue exploring alternative funding initiatives, which include standardized capital instruments such as the issuance of ABSs and ABNs. The type of underlying assets in the asset backed special plans includes beneficial rights in trusts and loans receivable. As of December 31, 2024, we had cumulatively issued ABSs and ABNs of RMB46.2 billion (US$6.3 billion) with a comprehensive cost of funding between 4% and 5%. In addition, our shelf registration of ABSs and ABNs with a total value of issuance amounting to RMB19.1 billion has been approved by the Shanghai Stock Exchange and Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors, as applicable, as of December 31, 2024.

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

Real-time risk events monitoring

Leveraging the expansive and complicated relational network of a borrower’s financial connections, Argus Engine can extract the most important information from the massive dataset and determine the borrower’s credit profile. When a borrower makes an online credit drawdown or application, we need to conduct real-time credit assessment, which necessitates the support of a powerful credit profiling engine. As of December 31, 2024, the real-time graph engine was in the fourth generation with more than 3.0 billion nodes and 171 billion edges. It provides more than 152 million times online calculations daily, mapping first-degree connections in an average of 5 milliseconds, and second-degree connections in an average of 40 milliseconds. Backed by powerful computation, our real-time screening net can accurately identify risks from group fraud, multiple platform borrowing and default, among others.

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

We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. In 2024, the application of our AI-powered collection had handled 72% of our total collection volume. Our collection system can conduct automatic outbound calls in batches and interact with borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs. In 2024, we maintained a 30-day collection rate of approximately 86.7%.

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

With rigorous data privacy and security system, in June 2020, our fintech service application, Qifu Jietiao, which was previously known as 360 Jietiao, received both the app security certification and the app information security certification from the National Computer Virus Emergency Response Center, which is the official agency for anti-virus internet security and designated testing body for the “Special Crackdown on the Illegal Collection and Misuse of Personal Information by Apps” initiative by the Ministry of Public Security. In particular, Qifu Jietiao received a level 3 rating for both app privacy and data security, the highest level granted by the center. Given the ongoing regulatory environment, the certifications granted to us recognize our core competency in privacy protection and security technology and further solidify our competitive advantage in terms of regulatory compliance.

Technology & Security

We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior user experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by strong research and development and risk management teams, which accounted for 35% of our total employees, as of December 31, 2024.

Principal components of our technology infrastructure include:

●	Data science. Data science contributes to many elements of our business and operations, extending across an entire loan lifecycle. Our Argus Engine allows us to aggregate and assess thousands of data points to build a comprehensive profile for each user which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. Our workflow system CloudBank is capable of processing millions of transactions every day and integrates with our financial institution partners’ systems in loan disbursements, credit decisions, and payment clearances. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.
●	Artificial intelligence. We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-facilitation services. We consistently upgrade our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus Engine, which consistently re-evaluates statistically significant variables and re-develops policies around borrower credit assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal preliminary credit assessment mostly only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For example, our AI-powered voice system, which we utilize for the collection of delinquent loans, primarily conducting quality inspections on the recordings of collection calls, analyzing the effectiveness and content of completed collections and optimizing future communication strategies, has significantly reduced the need for collections staff, particularly those involved in quality inspection, and has empowered the remaining team to operate more efficiently and effectively.
●	Security. We are committed to maintaining a secure online platform. Our platform benefits from 360 Group’s expertise in the area of internet security. Our focus on security provides operational benefits because we believe borrowers are more willing to share sensitive information with us due to our security reputation. Key features of our security system are as follows:
●	Our firewall monitors and controls incoming and outgoing traffic 24 hours per day, and the firewall is updated and trained periodically with mimic attacks from hackers to spot potential loopholes and protect our platform from malware, computer virus and hackings;
●	Our servers are managed by 360 Group’s private cloud service and as such are both physically and virtually isolated with intensive security protocols; and
●	All transmission of borrower information is encrypted.

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

As of December 31, 2024, we had 310 registered trademarks and 105 trademarks pending approval in China, 445 registered patents and 406 patents pending approval in China. As of December 31, 2024, we had 144 registered software copyrights and eight copyrights of works in China. We are also the registered holder of 71 domain names in China.

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

Regulations on Foreign Investment Restrictions

The Company Law and The PRC Foreign Investment Law

Companies established and operating in the PRC shall be subject to the Company Law of the PRC, which was promulgated by the SCNPC on December 29, 1993, came into effect on July 1, 1994, and last revised on December 29, 2023 and became effective on July 1, 2024. The Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises in the PRC. Unless otherwise provided in the PRC foreign investment laws, the provisions in the Company Law shall prevail. The main amendments in the PRC Company Law involve improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, among others. The PRC Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises.

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

Regulations on foreign investment industries

The NDRC and the Ministry of Commerce issued the Guiding Catalog for Foreign Investment Industries (2017 Revision) in June 2017. In accordance with this catalog, foreign investment industries are divided into three categories: the “encouraged category,” the “restricted category” and the “prohibited category.” The latter two categories were repealed pursuant to the Negative List (2021) promulgated by the commission and the ministry on December 27, 2021 and effective on January 1, 2022. Foreign investments in industries that are not mentioned under the foregoing categories are generally deemed permitted.

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

On August 20, 2020, the Supreme People’s Court issued the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the People’s Court shall support such request, except where the interest rate agreed by both parties exceeds the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center, an institution authorized by the People’s Bank of China, on the 20th of each month since August 20, 2019. According to the amendment, the upper limits of interest rates of 24% and 36% provided in the 2015 Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the excess of the aggregate amount over the Quadruple LPR Limit shall not be supported by the People’s Court. The Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes received by the People’s Court after its implementation on August 20, 2020. If the lending activity occurred before August 20, 2019, the upper limit of the protected interest rate equals four times of the one-year Loan Prime Rate at the time of the plaintiff’s filing of lawsuit.

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

Although the Judicial Interpretation Amendment and the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending provide that they do not apply to licensed financial institutions including micro-lending companies that conduct loan businesses, there are uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to it pursuant to under Circular 141 or in certain circumstances, the basis of the formula used to determine the interest rate limit, the scope of inclusion of related fees and insurance premiums and inconsistencies in the standard applied and enforcement actions taken by different PRC courts.

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

Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions. According to Circular 141, activities offering cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, are subject to inspections and rectifications to prohibit excessive borrowing and granting credits repeatedly to individual borrowers, collecting interests at abnormally high interest rates and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. The synthetic fund cost charged by various institutions on borrowers in the form of interest rates and other fees must comply with the requirements of private lending by the Supreme People’s Court. The loan shall not be collected through violence, intimidation or insult. Circular 141 also sets out requirements and limitations for various entities involved in internet finance services and banking financial institutions involved in cash loan operations.

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

On January 30, 2024, the National Financial Regulatory Administration of the PRC issued the Administrative Measures for Fixed Asset Loans, the Administrative Measures for Working Capital Loans, and the Administrative Measures for Personal Loans, which took effect on July 1, 2024. The Administrative Measures for Personal Loans further require banks and other financial institutions to strengthen their own channel construction and independent risk control: (i) the lender shall not entrust the core matters of risk control in the loan investigation involving the borrower’s true intention, income level, debt situation, source of own funds and access to external evaluation institutions to a third party; (ii) the lender can interview the borrower through video according to business needs (excluding loans for personal housing purposes). The video interview shall be conducted on the lender’s own platform, and the image shall be recorded and saved; (iii) the lender shall require the borrower to sign the loan contract and other documents in person, or sign contracts and documents through electronic banking channels (excluding loans for personal housing purposes). The Administrative Measures for Personal Loans also regulate that where the China Banking and Insurance Regulatory Commission stipulates otherwise on other special types of loans such as Internet loans, such provisions shall prevail.

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

On December 31, 2024, National Financial Regulatory Administration of the PRC issued the Interim Administrative Measures for Micro-Lending Companies, which aims to regulate the operation of micro-lending companies, prevent and resolve relevant risks and promote the healthy growth of micro-lending companies. The measures impose requirements on micro-lending companies, including, without limitation, (i) micro-lending companies engaging in micro-lending business shall be approved by the provincial local financial regulatory administration institutions; (ii) the financing balance of the micro-lending company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed its net assets at the end of the previous year; (iii) the financing balance of the micro-lending company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets at the end of the previous year; (iv) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the micro-lending company at the end of the previous year, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the micro-lending company at the end of the previous year; (v) the balance of loans to one borrower for consumption shall not exceed RMB200,000, and the balance of loans to one borrower for production and business shall not exceed RMB10 million; (vi) micro-lending companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online micro-lending business; and (vii) the micro-lending companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods.

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

On October 9, 2019, nine government authorities including the China Banking and Insurance Regulatory Commission, the NDRC and the Ministry of Industry and Information Technology promulgated the Supplementary Financing Guarantee Provisions, which, as advised by our PRC legal counsel, for the first time, explicitly require that institutions providing services of customer recommendation and credit assessment to various lending institutions, including us as a Credit-Tech company, shall not provide, directly or in a disguised form, financing guarantee services without the approvals of relevant government authorities. For the companies that do not have the financing guarantee licenses but engage in the financing guarantee business, the regulatory authorities shall suspend such operations and cause these companies to properly settle the existing business contracts.

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

On September 27, 2021, the People’s Bank of China issued the Credit Reporting Measures, effective on January 1, 2022. The measures define “credit information” to include “basic information, borrowing and lending information and other relevant information collected pursuant to the law to provide services for financial and other activities for identifying and judging the credit standing of businesses and individuals, as well as analysis and evaluation formed based on the aforesaid information.” They apply to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services with credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to the Credit Reporting Measures. The measures require that whoever engages in personal credit reporting business shall obtain permit from the People’s Bank of China’s personal credit reporting agency and whoever engages in enterprise credit reporting business shall complete filing formalities pursuant to the law; and whoever engages in credit rating business shall complete filings as a credit rating agency pursuant to the law. The Credit Reporting Measures provide rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect, compile, store and process credit information by unlawful means, and must not alter original data, (ii) information user shall not abuse credit information, and the credit reporting agencies shall comply with business rules when they provide credit information for credit inquiry, credit evaluation, credit rating and anti-fraud services, (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish an emergency and report system for incidents, and (iv) credit reporting agencies shall comply with related laws and regulations when providing credit information to overseas. The measures provide an 18-month grace period from their effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions.

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

Historically, we provided preliminary credit assessment assistance directly to financial institution partners which mainly depended on the evaluation of information regarding personal credit status. Such practice may be deemed as engaging in credit reporting business or credit reporting function services by the PRC authorities. To ensure compliance, we have involved two licensed credit reporting institutions and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with two licensed credit reporting institutions to ensure the flow of personal information complies with the requirements of the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. We will closely monitor the regulatory requirements, seek guidance from regulatory authorities and take applicable measures in a timely manner to ensure our compliance with laws and regulations applicable to us.

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

On December 12, 2022, the China Banking and Insurance Regulatory Commission issued the Measures for the Administration of the Protection of Consumer Rights and Interests by Banking and Insurance Institutions, which came into effect on March 1, 2023. These measures mainly require banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumers’ rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of partners and complaint processing, among others. These measures further require banking and insurance institutions: (i) to establish a list-based management mechanism for their partners, set the access and exit standards for partners for cooperation matters involving consumers’ rights and interests, and strengthen the continuous management of partners. The cooperation agreement shall specify the responsibilities and obligations of both parties concerning the protection of consumers’ rights and interests, including, but not limited to information security control, service price management, service continuity, information disclosure, dispute resolution mechanism, assumption of liability for breaches of contract and emergency response; (ii) not to allow a third-party partner to promote or sell products and services to consumers in the name of the banking or insurance institution at its business outlets or on the network platforms that it operates itself; (iii) to handle the personal information of consumers together with their partners on the basis of the authorization and consent of consumers, and the cooperation agreement shall stipulate clauses on data protection responsibility, confidentiality obligation, default liability, contract termination and emergency response; and (iv) to urge and regulate the Internet platform enterprises cooperating with them to protect the personal information of consumers effectively, and the personal information of consumers shall not be transmitted between different platforms without the consent of consumers, unless otherwise stipulated by laws and regulations. There are uncertainties with respect to the application and enforcement of the newly published measures. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over the course of our cooperation with banking institutions.

On March 15, 2024, the State Council promulgated the Implementation Regulations on the PRC Consumer Rights and Interests Protection Law, which took effect on July 1, 2024. These implementation regulations refine and supplement the provisions on operator obligations, and improve the provisions related to the online consumption. For example, (i) operators shall not use standard clauses to unreasonably exempt or reduce their liabilities, aggravate consumers’ liabilities, or restrict consumers’ rights to change or terminate contracts in accordance with the law, choose litigation or arbitration to resolve disputes, or choose goods or services from other operators; (ii) operators shall not excessively collect consumers’ personal information, and shall not force or covertly force consumers to consent to the collection and use of personal information that is not directly related to business activities by means of a general authorization, default authorization, or other methods; (iii) without the consent of consumers, operators shall not send commercial information or make commercial phone calls to consumers; if consumers agree to receive such information or calls, operators shall provide clear and convenient cancellation methods; if consumers choose to cancel, operators shall immediately stop sending such information or making such calls; and (iv) operators shall use an easy-to-understand method to provide consumers with information related to goods or services truly and comprehensively, and shall not set different prices or charging standards for the same goods or services under the same conditions without the knowledge of consumers.

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

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, initially issued by the Standing Committee of the National People’s Congress in October 2006 and last amended on November 8, 2024 with effect on January 1, 2025, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, the establishment of various systems for client identification, the retention of clients’ identification information and transactions records, and the reporting obligation on material transactions and suspicious transactions. The People’s Bank of China and other government authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions.

The Guidelines on Promoting the Healthy Growth of Internet Finance clarify, among other things, internet financial service provider requirements to comply with certain anti-money laundering provisions, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The People’s Bank of China will formulate implementing rules to further specify the anti-money laundering obligations of internet financial service providers. On September 29, 2018, the People’s Bank of China, the China Banking and Insurance Regulatory Commission and the CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies (i) shall adopt continuous customer identification measures; (ii) shall implement the system for reporting large-value or suspicious transactions; (iii) shall conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) shall properly keep the information, data and materials such as customer identification and transaction reports, among others.

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

Regulations on Anti-monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, which became effective on August 1, 2008 and was amended on June 24, 2022, and the Provisions on the Review of Concentrations of Undertakings promulgated by the State Administration for Market Regulation on March 10, 2023, which became effective on April 15, 2023 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the provisions of the State. The revised Anti-monopoly Law provides, among others, that business operators shall not use data, algorithms, technology, capital advantages and platform rules to exclude or limit competition, and also requires government authorities to strengthen the examination of concentration of undertakings in areas related to national welfare and people’s well-being, and enhances penalties for violation of the regulations regarding concentration of undertakings.

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

Regulations on Information Security and Privacy Protection

On June 22, 2007, the Ministry of Public Security, National Administration of State Secrets Protection and other governmental authorities issued the Administrative Measures for the Graded Protection of Information Security, which regulates that the security protection of an information system may be graded into five. For a newly built information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, complete the record filing procedures at the local public security organ at the level of municipality divided into districts or above.

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

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress, effective as of November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon administrative orders is subject to criminal penalty as a result of (i) any dissemination of illegal information on a large scale; (ii) any severe effect due to the leakage of customers’ information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Moreover, any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal liabilities in severe situations. Moreover, on May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which became effective on June 1, 2017. The Interpretations determine the scope of citizens’ personal information under the Criminal Law of the People’s Republic of China, and explain other issues related to criminal offenses involving the infringement of personal information.

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

On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017) was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and is replaced by the 2020 Specification issued by the State Administration for Market Regulation and the Standardization Administration jointly, which came into effect on October 1, 2020. Pursuant to the specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing of the personal information to the individual and obtain the requisite authorization. In addition, according to the 2020 Specification, the original personal biometric information should not, in principle, be stored and, in any event, should be stored separately from personal identity information. It further requires that the privacy policy disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the State Administration for Market Regulation and the Ministry of Industry and Information Technology jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps. According to the announcement, from January to December 2019, the four aforementioned authorities would conduct a nationwide crackdown on the illegal collection and use of personal information. App operators shall strictly fulfill their obligations pursuant to the Cybersecurity Law of the PRC when collecting and using personal information, and shall be responsible for the security of personal information obtained and take effective measures to strengthen personal information protection. The App operators shall follow the principles of lawfulness, legitimacy and necessity, refrain from collecting personal information that is not related to the services provided; when collecting personal information, shall display the rules for the collection and use of personal information in an easy-to-understand, simple and clear manner, and personal information subjects shall independently choose consents; app operators shall not force users to provide authorization through the use of default setting, bundling and stopping installation and use, among others, and may not collect personal information in violation of laws and regulations or against the agreements with users. App operators are asked to provide users with the options of refusing to receive targeted pushes when app operators push news, current affairs and advertisements to targeted users.

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

On May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or disclose personal information of others.

On March 12, 2021, the CAC, Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications clarify the scope of necessary information required for certain common types of mobile apps and stipulate that mobile app operators shall not deny users’ access to basic functions and services of the app in the event that the users disagree with collection of unnecessary personal information.

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

On September 24, 2024, the State Council promulgated the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the People’s Republic of China and took effect on January 1, 2025. The Data Security Regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to national security review in accordance with relevant laws and regulations. Furthermore, the Data Security Regulations include, but are not limited to, the following provisions: (i) specific guidelines to clarify the Personal information Protection Law regarding notification, consent, and individuals’ rights; (ii) requirements for establishing an important data catalog and stipulate the responsibilities of network data processors to identify and report important data; (iii) optimization of regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements; these regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data; and (iv) network data security protection requirements for network platform service providers,third-party product and service providers, and other relevant entities.

On December 27, 2024, the National Financial Regulatory Administration of the PRC issued the Measures for the Administration of Data Security in Banking and Insurance Institutions, which took effect immediately upon release. The main provisions include: (i)the party committee (or leading party group) and the board of directors (or council) of banking and insurance institutions are responsible for the data security of their respective organizations and the principal leader of the institution is the primary responsible person for data security, while the leader in charge of data security is the direct responsible person; (ii)banking and insurance institutions are required to designate a dedicated data security department as the main body responsible for data security within the organization and such department is tasked with formulating data security management systems and standards, establishing and maintaining data catalogs, promoting the classification and tiered protection of data and organizing risk monitoring, early warning, and response efforts; (iii) banking and insurance institutions must define clear management processes, proactively assess risks, and effectively monitor data security risks to prevent incidents such as data breaches, leaks, or unauthorized use. The risk management, internal control, compliance, and audit departments are required to conduct regular audits, inspections, and evaluations of data security practices; (iv) banking and insurance institutions must conduct security assessments before engaging in data processing activities. These assessments should analyze data security risks, the impact on the rights of data subjects, the necessity, compliance, and effectiveness of risk prevention and control measures; and (v) data security should be incorporated into the network security multi-level protection system of the banking and insurance institutions, and the banking and insurance institutions shall enhanced protection measures for data centers and networks that store or transmit sensitive-level or higher data, take access control measures throughout the data lifecycle and adopt secure transmission methods to ensure data integrity, confidentiality, and availability. Additionally, the Measures for the Administration of Data Security in Banking and Insurance Institutions stipulate that financial organizations established with the approval of local financial regulatory authorities shall also comply with these provisions.

On February 14, 2025, the CAC issued the Administrative Measures for the Compliance Audit of Personal Information Protection, which will take effect on May 1, 2025. According to the Administrative Measures for the Compliance Audit of Personal Information Protection, the term “compliance audit of personal information protection” refers to supervisory activities that review and evaluate whether the personal information processing activities of personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out the compliance audit of personal information protection at least every two years. Personal information processors in any of the following circumstances may be required by the CAC and other departments performing personal information protection duties to entrust a professional agency to conduct a compliance audit of their personal information processing activities: (i) where significant risks are identified in the personal information processing activities that severely impact individual rights or lack adequate security measures; (ii) where the personal information processing activities may infringe upon the rights and interests of a large number of individuals; (iii) in the event of a personal information security incident resulting in the leakage, tampering, loss, or destruction of personal information of more than 1 million individuals or sensitive personal information of more than 100,000 individuals.

On March 13, 2025, the CAC and the Ministry of Public Security jointly issued the Regulations on the Security Management of Facial Recognition Technology Applications, which will come into effect on June 1, 2025. The regulations apply to activities within the territory of the PRC that use facial recognition technology to process facial information. However, the regulations do not apply to activities within the territory of the PRC that use facial recognition technology to process facial information for the purpose of developing facial recognition technology or training algorithms. The regulations specify the basic requirements and processing rules for using facial recognition technology to process facial information and the security standards and the responsibilities for supervision and management for facial recognition technology applications. They require that activities using facial recognition technology to process facial information must comply with laws and regulations, respect social ethics and morals, adhere to business ethics and professional ethics, act in good faith, fulfill obligations to protect personal information, assume social responsibilities, and must not endanger national security, harm public interests, or infringe upon the legitimate rights and interests of individuals.

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

Regulations on Artificial Intelligence Services

On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. On December 31, 2021, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Provisions on the Administration of Algorithm Recommendation for Internet Information Services, which became effective on March 1, 2022. Application of algorithm recommendation refers to the use of algorithmic technologies such as generation and synthesis, personalized push, sorting and selection, retrieval and filtering, scheduling decision-making to provide information to users. Algorithm recommendation service providers with public opinion attribute or social mobilization ability shall go through record-filing formalities within 10 business days from the date of provision of services. Algorithm recommendation service providers that have completed record-filing shall indicate their record-filing numbers and provide links to the publicized information on their websites and/or applications.

On November 25, 2022, the Ministry of Industry and Information Technology issued the Provisions on the Administration of Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. These provisions apply to the use of deep synthesis technologies to provide internet information services and activities providing technical support to deep synthesis services within the territory of the PRC. Pursuant to the provisions, the “deep synthesis technology” refers to the technology using generative and synthesizing algorithms, with deep learning and virtual reality as representative examples, to produce text, images, sound, video, virtual settings and other such information. Deep synthesis service providers shall (i) establish and improve control systems with regard to user registration, algorithm review, technological ethic review, information public review, statistics security, personal information protection, anti-telecom and online fraud, emergency disposal, etc. and take safe and controlled technical protection measures; and (ii) formulate and publicize related management rules and platform pacts, improve service agreements, perform the management responsibilities in accordance with laws and agreements, and inform with explicit methods the technical supporters and users of the in-depth integration of their respective information safety obligations. Where deep synthesis service providers and technology providers provide models or templating tools with the capability to edit facial generation, human voice or other distinguishing biological information, such providers shall conduct security assessments. Where deep synthesis service providers and technology providers provide editing functions for facial, vocal information or other distinguishing biological information, they shall prompt deep synthesis service users and notify them and obtain separate consent from the edited personal information subjects. In addition, as for deep synthesis service providers that provide certain deep synthesis services, such as smart dialogue, smart writing and other such textual generation or editing services simulating natural persons, and synthesized voices, imitated voices and other such speech generation or editing services that significantly change individual identifying characteristics, such providers shall use prominent methods to label deep synthesis information content, and effectively point out to the public the synthesized nature of the information content. Deep synthesis service providers with public opinion attribute or social mobilization ability shall conduct filing formalities in accordance with the Provisions on the Administration of Algorithm Recommendation for Internet Information Services.

On July 10, 2023, the CAC promulgated the Provisional Measures for the Administration of Generative Artificial Intelligence Services, or the Measures on Generative AI Services, which took effect on August 15, 2023. The Measures on Generative AI Services defines the generative artificial intelligence as the models and technology to generate such contents as texts, pictures, sound, videos. The Measures on Generative AI Services requires generative AI service providers to take effective measures to enhance the accuracy and reliability of the content created by the generative artificial intelligence. Pursuant to the Measures on Generative AI Services, generative AI service providers shall (i) assume the responsibilities of content producers and perform network information security obligations; (ii) assume the responsibilities of processors of personal information to protect personal information; and (iii) process training data such as conducting pre-training and optimization training in accordance with the laws and regulations, including, among others, (a) the training shall use data and models from lawful sources; (b) if intellectual properties are involved, it shall not contain any contents that infringe upon the intellectual property rights of other parties; (c) if such data contains personal information, the providers shall obtain consent of personal information subjects or comply with relevant laws and regulations; and (d) take effective measures to improve the quality of training data and enhance the quality, authenticity, objectivity and diversity of training data. In addition, the service providers that provide generative artificial intelligence services with public opinion attribute or social mobilization ability are required to apply for security assessment with the national cybersecurity administration authorities in accordance with the Provisions on the Security Assessment of Internet Information Services with Public Opinion Attribute or Social Mobilization Ability and complete the filing formalities of algorithms in accordance with the Provisions on the Administration of Algorithm Recommendation for Internet Information Services.

On September 7, 2023, the Ministry of Science and Technology, together with other relevant departments, jointly promulgated the Measures for Ethical Review of Science and Technology (for Trial Implementation), or the Ethical Review Measures, which came into effect on December 1, 2023, according to which, any universities, scientific research institutions, medical and health institutions, and enterprises engaged in “ethically sensitive” science and technology activities in certain areas, including AI, must establish a science and technology ethical review committee. The Appendix of the Ethical Review Measures set out a special list of science and technology activities that shall be subject to (i) the preliminary review by the ethical review committee; and (ii) the additional expert review by the local or relevant industry-competent department. Science and technology activities that fall under such special list include, among other things, the research and development of algorithm models, applications and systems with public sentiment attributes or social mobilizing capability, and the research and development of automated decision-making systems with a high degree of autonomy for scenarios with safety or personal health risks. In addition, the obligor is required to complete certain registration requirements, such as to register (i) its ethical review committee within 30 days after establishment; and (ii) its science and technology activities that require additional expert review within 30 days after clearance of ethical review, in each case on the National Science and Technology Ethics Management Information Registration Platform to be established by the Ministry of Science and Technology. The registration should be updated in time when the relevant contents change.

On February 28, 2025, the State Administration for Market Regulation and the Standardization Administration issued the mandatory national standard Cybersecurity Technology - Methods for Identifying Artificially Generated Synthetic Content (GB 45438-2025). This standard will come into effect on September 1, 2025, and sets specific requirements for the methods of identifying content by service providers of artificially generated synthetic content and network information dissemination services.

On March 14, 2025, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the National Radio and Television Administration jointly issued the Measures for the Identification of Artificial Intelligence Generated Synthetic Content, or the Identification Measures, which will come into effect on September 1, 2025. The Identification Measures apply to online information service providers that meet the conditions specified in the Regulations on the Provisions on the Administration of Algorithm Recommendation for Internet Information Services, the Provisions on the Administration of Deep Synthesis of Internet Information Services, and the Provisional Measures for the Administration of Generative Artificial Intelligence Services. The Identification Measures clarifies that service providers must add explicit identifiers to generated synthetic content such as text, audio, images, videos, and virtual scenes. When providing functions such as downloading, copying, and exporting generated synthetic content, they must ensure that the files contain explicit identifiers that meet the requirements. They must also add implicit identifiers to the file metadata of generated synthetic content, which include attributes of the generated synthetic content, service provider name or code, content number, and other production element information. Additionally, they must clearly explain the methods and styles of identifying generated synthetic content in their user service agreements and remind users to carefully read and understand the relevant identifier management requirements.

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

The Enterprise Income Tax Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The State Taxation Administration, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, which was renewed in 2021 and 2024, therefore it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2026. In 2020, our WFOE obtained “high and new technology enterprises” status, which was renewed in 2023. As a result, our WFOE is entitled to a reduced enterprise income tax rate of 15% from 2020 to 2025.

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

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entities of our company as of December 31, 2024:

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

D.          Property, Plants and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of 11,726 square meters as of December 31, 2024. We also lease an area of 4,692 square meters in Beijing, an area of 3,596 square meters in Hefei, an area of 2,762 square meters in Shenzhen, an area of 2,011 square meters in Xi’an, an area of 1,855 square meters in Chengdu, an area of 1,472 square meters in Chongqing, an area of 1,410 square meters in Fuzhou, an area of 1,235 square meters in Beihai, an area of 797 square meters in Haikou, an area of 287.93 square meters in Zhuhai, an area of 204 square meters in Zhengzhou, and an area of 188 square meters in Hong Kong as of December 31, 2024 as office space. Additionally, we lease an aggregate area of 1,473.24 square meters in other cities of mainland China as office space. The lease term varies from one year to three years. Our servers are primarily hosted at internet data centers owned by 360 Group and located in Beijing, Shanghai and Luoyang. We expect to seek additional office space as needed to accommodate future growth.

In October 2020, we established Qifu Changfeng, a joint venture company in Shanghai, China, through Shanghai Qiyu, together with Shanghai Changfeng Investment (Group) Co., Ltd., or Changfeng, an independent third party, and Shanghai Jiehu Internet Technology Co., Ltd., or Shanghai Jiehu, a 360 Group entity, to develop and build our 360 East-China regional headquarters and the affiliated industrial park for our future operations. Once completed, the regional headquarters and industrial park will enable us to host all our facilities and employees across departments that currently work on premises in Shanghai to join in the same office space, which we believe will help us further save administrative costs and improve operating efficiency. Changfeng, Shanghai Jiehu and we held 30%, 30% and 40% of the equity interests of the entity, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with Shanghai Jiehu, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by Shanghai Jiehu in Qifu Changfeng. Following the transfer, we and Changfeng hold 70% and 30%, respectively, of the equity interests in Qifu Changfeng. As of December 31, 2024, shareholders of Qifu Changfeng had provided a total of RMB1.0 billion to acquire land use rights of the parcel of land on which our regional headquarters and affiliated industrial park stand and support the joint venture company’s operations, of which RMB0.3 billion was funded by Changfeng.

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

A.          Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s economy and China’s Credit-Tech industry. These factors include per capita disposable income, consumer spending, the emergence of new technologies, interest rate environment, government policies and regulations, and other general economic conditions in China that affect consumption and business activities in general.

In particular, we believe our results of operations are more directly affected by the following major factors:

Ability to attract and retain borrowers

In 2024, we facilitated RMB322.0 billion (US$44.1 billion) of loans, representing a decrease from RMB369.1 billion in 2023 and RMB330.7 billion in 2022. While our loan facilitation volume grew steadily between 2022 and 2023, primarily driven by the expansion of our user base and increased borrowing activities on our platform, the decline in loan facilitation volume from 2023 to 2024 aligns with our deliberate shift toward a prudent strategy. This strategy balances loan quality over loan facilitation volume in response to softening credit demand and rising risks in the challenging macroeconomic environment. Despite the shift, we continued to focus on long-term user engagement by expanding our user base and building a comprehensive credit-tech service platform that encompasses the full user lifecycle and promotes financial inclusion. The number of users with approved credit lines grew from 44.5 million as of December 31, 2022, to 50.9 million as of December 31, 2023, and further to 56.9 million as of December 31, 2024, respectively. We anticipate that, in the longer term, our future growth will continue to depend on our ability to increase our existing users’ engagement with our platform and attract new users to our platform.

We believe repeat borrowings by existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Repeat borrower contribution was 93.1% for the year ended December 31, 2024. We believe this high repeat borrower contribution is primarily due to our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of product offerings.

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

Since late 2021, we started to optimize our user base aiming for lower overall credit risks, which was substantially completed by the end of 2022. In light of the industry-wide negative impact of the COVID-19 pandemic, we implemented a prudent credit assessment strategy and enhanced our efforts in loan collection-related regulatory compliance in 2022, which enabled us to navigate through the challenging macroeconomic environment relatively smoothly and consistently deliver solid operating and financial results. In 2023, as macroeconomic recovery momentum was weaker than expected, borrowers’ confidence and ability to repay on time was negatively impacted. We promptly made adjustments to our risk management by tightening credit standards, improving user risk identification and enhancing our collection strategies. With these measures, we strengthened our ability to effectively manage risks and stabilized our risk performance.

In 2024, although macroeconomic headwinds persisted, we optimized our risk management strategies and effectively improved our risk performance. The 90 day+ delinquency rate for all our loans outstanding was approximately 2.09% as of December 31, 2024. Please see “—Loan Performance Data” below for details of our credit profiling performance.

We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our data analytical capabilities and deepened insights into users.

Ability to maintain collaboration with quality financial institution partners and diversify funding sources

Maintaining a healthy collaborative relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. In 2024, all loans facilitated through our platform were funded by financial institutions, including Fuzhou Microcredit. In addition, our ability to collaborate with quality financial institution partners also impacts our profitability and our ability to provide reasonably priced financing solutions to users.

We have established cooperative relationships with a wide array of financial institution partners, and are further diversifying the financial institution partner pool. As of December 31, 2024, we had collaborated with 162 financial institutional partners, cumulatively.

Cumulatively, we had cumulatively issued ABSs and ABNs of RMB46.2 billion (US$6.3 billion) as of December 31, 2024 to further diversify our funding sources. The ABSs are listed and traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange, while the ABNs are issued in the interbank market.

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

90 day+ delinquency rates

90 day+ delinquency rate refers to the principal balance of on- and off-balance sheet loans we facilitated that are 91 to 180 calendar days past due as a percentage of the total outstanding loan balance of on- and off-balance sheet loans we facilitated across our platform as of a specific date. Loans that are charged-off and loans under Intelligent Credit Engine (ICE) and other technology solutions are not included in the delinquency rate calculation. The following table provides our 90 day+ delinquency rates as of December 31, 2022, 2023 and 2024:

90 day+ delinquency rate
December 31, 2022	2.03%
December 31, 2023	2.35%
December 31, 2024	2.09%

The overall 90 day+ delinquency rate increased from 2.03% as of December 31, 2022 to 2.35% as of December 31, 2023, primarily due to the soft macro economy in 2023 that negatively impacted some borrowers’ ability to repay loans on time. The overall 90 day+ delinquency rate decreased from 2.35% as of December 31, 2023 to 2.09% as of December 31, 2024, primarily due to the prompt adjustments we made to our risk management in the second half of 2023 by tightening credit standards, improving user risk identification and enhancing our collection strategies. The 90 day+ delinquency rate is a backward looking indicator as it reflects asset quality trend 90 days before.

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

180 day+ Delinquency Rates by Vintage

On- and Off-Balance Sheet Treatment of Loans

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

Off-balance sheet loans

Off-balance sheet loans refer to loans funded and disbursed directly by our financial institution partners and not consolidated on our balance sheet. For a portion of off-balance sheet loans, we only provide platform services to financial institutions, and earn service fees. For the other portion, we not only provide loan facilitation and post-facilitation services but also guarantee the repayment either through the VIEs with financing guarantee license or third-party guarantee companies or insurance companies. As a result, we incur guarantee liabilities and take credit risks. Services provided in connection with this portion of loans are categorized under credit-driven services. For the years ended December 31, 2022, 2023 and 2024, the total balance of outstanding off-balance sheet loans (excluding loans delinquent for more than 180 days) facilitated under credit-driven services amounted to RMB47.4 billion, RMB42.7 billion and RMB25.5 billion (US$3.5 billion), respectively. The table below sets forth details of the balance of outstanding on-balance sheet loans and off-balance sheet loans as of the dates indicated.

	As of December 31,
	2022		2023		2024
	Outstanding		Outstanding		Outstanding
	Loan Balance	%	Loan Balance	%	Loan Balance	%

	(RMB in millions, except for percentages)
On-balance sheet loan	19,512	14.7	29,257	20.1	31,866	23.3
through trusts and ABSs(1)	13,545	10.2	19,414	13.3	21,066	15.4
through Fuzhou Microcredit	5,967	4.5	9,843	6.8	10,800	7.9
Off-balance sheet loan	112,827	85.3	116,013	79.9	105,148	76.7
Total	132,339	100.0	145,270	100.0	137,014	100.0

Note:

(1)	Including loans originated by Fuzhou Microcredit and subsequently transferred to the ABS plans as of December 31, 2022, 2023 and 2024, respectively.

The outstanding loan balance of on-balance sheet loans increased from RMB19,512 million as of December 31, 2022 to RMB29,257 million as of December 31, 2023, and further increased from RMB29,257 million as of December 31, 2023 to RMB31,866 million (US$4,366 million) as of December 31, 2024, primarily due to the increase in the loan facilitation volume of on-balance sheet loans that was mainly driven by our dynamic adjustments in loan mix to enhance efficiency and profitability.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue mainly from providing Credit-Tech services through matching the credit demand of unserved and underserved borrowers with credit supply from our financial institution partners. The following table sets forth the principal components of our net revenue in absolute amounts and as percentages of our total net revenue for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Credit-driven services	11,586,251	70.0	11,738,560	72.0	11,719,027	1,605,500	68.2
Loan facilitation and servicing fees-capital heavy	2,086,414	12.6	1,667,119	10.2	1,016,514	139,262	5.9
Revenue from loan facilitation services	1,442,100	8.7	1,081,699	6.6	638,814	87,517	3.7
Revenue from post-facilitation services	644,314	3.9	585,420	3.6	377,700	51,745	2.2
Financing income	3,487,951	21.1	5,109,921	31.4	6,636,511	909,198	38.6
Revenue from releasing of guarantee liabilities	5,899,153	35.6	4,745,898	29.1	3,695,017	506,215	21.5
Other services fees	112,733	0.7	215,622	1.3	370,985	50,825	2.2
Platform services	4,967,679	30.0	4,551,467	28.0	5,446,629	746,185	31.8
Loan facilitation and servicing fees-capital light	4,124,726	24.9	3,213,955	19.8	2,116,797	290,000	12.4
Revenue from loan facilitation services	2,656,511	16.0	2,096,085	12.9	1,246,541	170,775	7.3
Revenue from post-facilitation services	1,468,215	8.9	1,117,870	6.9	870,256	119,225	5.1
Referral service fees	561,372	3.4	950,016	5.8	2,842,637	389,440	16.6
Other services fees	281,581	1.7	387,496	2.4	487,195	66,745	2.8
Total net revenue	16,553,930	100.0	16,290,027	100.0	17,165,656	2,351,685	100.0

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

On the other hand, in providing platform services, we provide customized technology solutions at different stages of the loan lifecycle, such as borrower acquisition, credit assessment, fund matching and post-facilitation services. Specifically, we (i) provide to financial institutions comprehensive facilitation and post-facilitation services under our capital-light model, and charge them service fees based on pre-negotiated terms, which service fees are recorded as loan facilitation and servicing fees - capital light; (ii) provide intelligent marketing services to financial institutions and other lending platforms under ICE and earn pre-negotiated service fees, which are recorded under referral service fees; (iii) provide referral services to other online lending companies and earn referral fees, which are recorded under referral service fees; and (iv) offer financial institutions other technology solutions and take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions, which are recorded under other services fees. These solutions contributed a small fraction to our total net revenue in 2022, 2023 and 2024. We currently do not take credit risk under platform services.

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

Revenue from releasing of guarantee liabilities.   We provide guarantee services to our financial institution partners on the off-balance sheet loans facilitated under the credit-driven services. We recognize the stand-ready guarantee liabilities on a gross basis and amortize the entire amount into “revenue from releasing of guarantee liabilities” over the term of the guarantee. See “—E. Critical Accounting Estimates—Guarantee liabilities” for more details.

Referral service fees.   We provide referral services to other platforms by referring to them the borrowers who do not fit our financial institution partners’ risk preference. We also provide referral services to the financial institution partners through our ICE model, by matching borrowers and financial institution partners.

Costs and expenses

The table below sets forth our operating costs and expenses in absolute amounts and as a percentage of our total net revenue for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Facilitation, origination and servicing	2,373,458	14.3	2,659,912	16.3	2,900,704	397,395	16.9
Funding costs	504,448	3.0	645,445	4.0	590,935	80,958	3.4
Sales and marketing	2,206,948	13.3	1,939,885	11.9	1,725,877	236,444	10.1
General and administrative	412,794	2.5	421,076	2.6	449,505	61,582	2.6
Provision for loans receivable	1,580,306	9.5	2,151,046	13.2	2,773,323	379,944	16.2
Provision for financial assets receivable	397,951	2.4	386,090	2.4	296,857	40,669	1.7
Provision for accounts receivable and contract assets	238,065	1.4	175,799	1.1	421,481	57,743	2.5
Provision for contingent liabilities	4,367,776	26.4	3,053,810	18.7	478,404	65,541	2.8
Total cost of revenues	12,081,746	72.8	11,433,063	70.2	9,637,086	1,320,276	56.2

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

Share-based compensation.   In 2022, 2023 and 2024, we granted options and restricted share units to our employees to reward their historical contribution to our development. Share-based compensation expenses are non-cash in nature. Share-based compensation expenses were allocated to our expense items for the years indicated as follows:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Facilitation, origination and servicing	73,945	37.0	75,152	40.5	64,658	8,858	38.6
Sales and marketing	4,328	2.2	(375)	(0.2)	(118)	(16)	(0.1)
General and administrative	121,464	60.8	110,827	59.7	103,073	14,121	61.5
Total	199,737	100.0	185,604	100.0	167,613	22,963	100.0

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

The consolidated trusts are subject to VAT at the rate of 3%, while our other entities are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The STA, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, which was renewed in 2021 and 2024. Therefore, it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2026. Our WFOE obtained “high and new technology enterprises” status in 2020 and renewed it in 2023, and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2025. Beihai Qicheng Information Technology Co., Ltd., Beihai Qi’ang Information Technology Co., Ltd. and Beihai Yunhua Information Technology Co., Ltd. benefit from a preferential tax rate of 15% as their operation falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables could be further reduced as they are located in an autonomous region of China. Therefore, Beihai Qicheng Information Technology Co., Ltd. applied a preferential income tax rate of 9% from 2019 to 2023. Beihai Qi’ang Information Technology Co., Ltd. and Beihai Yunhua Information Technology Co., Ltd. applied a preferential income tax rate of 9% from 2023 to 2027. Since 2021, two of our subsidiaries have benefited from a preferential tax rate of 15% as they are registered in Hainan and engaged in encouraged business activities. Since 2022, Beihai Borui Credit Service Co., Ltd. has benefitted from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a rate of 5%. Since the equity holders of the major PRC subsidiaries of our company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax treaty between PRC and Hong Kong, we have used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

In 2024, our WFOE made dividend payments of RMB8,476.0 million (US$1,161.2 million) to our Hong Kong subsidiaries and paid related withholding income tax (net of tax refund) of RMB405.6 million (US$55.6 million) accordingly. As of December 31, 2024, we recorded a deferred tax liability of RMB173.3 million associated with all of our earnings expected to be distributed from mainland China subsidiaries to overseas for dividend distribution and share repurchase. The remaining undistributed profits of mainland China subsidiaries as of December 31, 2024 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB768.8 million (US$105.3 million).

The Organisation for Economic Co-operation and Development, or OECD, published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws, which are referred to as Pillar Two legislation, to implement the Pillar Two model rules on a globally agreed common approach. Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules, which our company is reasonably expected to fall into. It imposes a top-up tax on profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%. We have reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions and engaged external tax specialists in assessing its tax exposure. As at December 31, 2024, our company mainly operates in mainland China, in which exposures to Pillar Two income taxes might exist in the future although the legislation is not yet enacted. Besides, certain subsidiaries of our company are located in jurisdictions mainly including Hong Kong and Singapore where Pillar Two legislation had been enacted or substantively enacted, but not yet in effect; it is estimated that our company’s income tax would not be materially different should those legislation had been in effect for the year ended December 31, 2024. We did not recognize any relevant tax expenses for the year ended December 31, 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue
Credit-driven services	11,586,251	70.0	11,738,560	72.0	11,719,027	1,605,500	68.2
Loan facilitation and servicing fees-capital heavy	2,086,414	12.6	1,667,119	10.2	1,016,514	139,262	5.9
Financing income	3,487,951	21.1	5,109,921	31.4	6,636,511	909,198	38.6
Revenue from releasing of guarantee liabilities	5,899,153	35.6	4,745,898	29.1	3,695,017	506,215	21.5
Other services fees	112,733	0.7	215,622	1.3	370,985	50,825	2.2
Platform services	4,967,679	30.0	4,551,467	28.0	5,446,629	746,185	31.8
Loan facilitation and servicing fees-capital light	4,124,726	24.9	3,213,955	19.8	2,116,797	290,000	12.4
Referral services fees	561,372	3.4	950,016	5.8	2,842,637	389,440	16.6
Other services fees	281,581	1.7	387,496	2.4	487,195	66,745	2.8
Total net revenue	16,553,930	100.0	16,290,027	100.0	17,165,656	2,351,685	100.0
Operating costs and expenses(1)
Facilitation, origination and servicing	2,373,458	14.3	2,659,912	16.3	2,900,704	397,395	16.9
Funding costs	504,448	3.0	645,445	4.0	590,935	80,958	3.4
Sales and marketing	2,206,948	13.3	1,939,885	11.9	1,725,877	236,444	10.1
General and administrative	412,794	2.5	421,076	2.6	449,505	61,582	2.6
Provision for loans receivable	1,580,306	9.5	2,151,046	13.2	2,773,323	379,944	16.2
Provision for financial assets receivable	397,951	2.4	386,090	2.4	296,857	40,669	1.7
Provision for accounts receivable and contract assets	238,065	1.4	175,799	1.1	421,481	57,743	2.5
Provision for contingent liabilities	4,367,776	26.4	3,053,810	18.7	478,404	65,541	2.8
Total operating costs and expenses	12,081,746	72.8	11,433,063	70.2	9,637,086	1,320,276	56.2
Income from operations	4,472,184	27.2	4,856,964	29.8	7,528,570	1,031,409	43.8
Interest income, net	182,301	1.1	217,307	1.3	237,015	32,471	1.4
Foreign exchange gain (loss)	(160,225)	(1.0)	2,356	0.0	1,512	207	—
Investment income (loss)	(19,888)	(0.1)	(30,112)	(0.2)	—	—	—
Other income, net	268,000	1.6	230,936	1.4	125,325	17,169	0.7
Income before income tax expense	4,742,372	28.8	5,277,451	32.3	7,892,422	1,081,256	45.9
Income tax expense	(736,804)	(4.5)	(1,008,874)	(6.2)	(1,644,306)	(225,269)	(9.6)
Net income	4,005,568	24.3	4,268,577	26.1	6,248,116	855,987	36.3
Net loss attributable to non-controlling interests	18,605	0.1	16,759	0.1	16,198	2,219	0.1
Net income attributable to ordinary shareholders of the Company	4,024,173	24.4	4,285,336	26.2	6,264,314	858,206	36.4

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Facilitation, origination and servicing	73,945	75,152	64,658	8,858
Sales and marketing	4,328	(375)	(118)	(16)
General and administrative	121,464	110,827	103,073	14,121
Total	199,737	185,604	167,613	22,963

Share-based compensation expenses are non-cash in nature.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenue

Our total net revenue increased by 5.4% from RMB16,290 million in 2023 to RMB17,166 million (US$2,352 million) in 2024, primarily due to the growth in average outstanding balance of the on-balance-sheet loans and increase in loan facilitation volume through ICE. Within our total revenue, the amount derived from credit-driven services decreased by 0.2% from RMB11,739 million in 2023 to RMB11,719 million (US$1,606 million) in 2024, and the amount derived from platform services increased by 19.7% from RMB4,551 million in 2023 to RMB5,447 million (US$746 million) in 2024.

●	Loan facilitation and servicing fees. Loan facilitation and servicing fees decreased under the credit-driven services from RMB1,667 million in 2023 to RMB1,017 million (US$139 million) in 2024, primarily due to a decline in capital-heavy loan facilitation volume. Loan facilitation and servicing fees decreased under the platform services from RMB3,214 million in 2023 to RMB2,117 million (US$290 million) in 2024, primarily due to a decline in loan facilitation volume under our capital-light model.
●	Financing income. Financing income increased from RMB5,110 million in 2023 to RMB6,637 million (US$909 million) in 2024, primarily due to the growth in average outstanding on-balance-sheet loan balance.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities decreased from RMB4,746 million in 2023 to RMB3,695 million (US$506 million) in 2024. This decrease is mainly due to the decrease in average outstanding balance of off-balance-sheet capital-heavy loans during the period.
●	Referral services fees. Referral services fees increased from RMB950 million in 2023 to RMB2,843 million (US$389 million) in 2024, primarily due to an increase in the loan facilitation volume through ICE.

Operating costs and expenses

Operating costs and expenses decreased from RMB11,433 million in 2023 to RMB9,637 million (US$1,320 million) in 2024, primarily due to the decrease in provision for contingent liabilities.

●	Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB2,660 million in 2023 to RMB2,901 million (US$397 million) in 2024, primarily due to an increase of collection fee of RMB334 million (US$46 million) and partially offset by a decrease of payment transaction costs of RMB141 million (US$19 million).
●	Sales and marketing. Sales and marketing expenses decreased from RMB1,940 million in 2023 to RMB1,726 million (US$236 million) in 2024, primarily due to our prudent customer acquisition approach and lower unit customer acquisition cost.
●	General and administrative. General and administrative expenses increased from RMB421 million in 2023 to RMB450 million (US$62 million) in 2024, primarily due to an increase in salaries and personnel related costs.
●	Funding costs. Funding costs decreased from RMB645 million in 2023 to RMB591 million (US$81 million) in 2024, mainly due to the lower average cost of ABSs and trusts, partially offset by the growth in funding from ABSs and trusts.

●	Provision for loans receivable. Provision for loans receivable increased from RMB2,151 million in 2023 to RMB2,773 million (US$380 million) in 2024, primarily due to the growth in loan origination volume of on-balance-sheet loans.
●	Provision for financial assets receivable. Provision for financial assets receivable decreased from RMB386 million in 2023 to RMB297 million (US$41 million) in 2024. The decrease is mainly due to the decline in capital-heavy loan facilitation volume.
●	Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets increased from RMB176 million in 2023 to RMB421 million (US$58 million) in 2024. The increase reflected our consistent approach in assessing provisions commensurate with our underlying loan profile.
●	Provision for contingent liabilities. Provision for contingent liabilities decreased from RMB3,054 million in 2023 to RMB478 million (US$66 million) in 2024, primarily due to a decline in capital-heavy loan facilitation volume and the reversal of prior provision as loans facilitated in previous period performed better than expected.

Interest income, net

Interest income, net was RMB237 million (US$32 million) in 2024, compared to RMB217 million in 2023, mainly due to the increase in interest earned from bank deposits.

Other income, net

Other income decreased from RMB231 million in 2023 to RMB125 million (US$17 million) in 2024, mainly due to the decrease of government grants.

Income tax expense

Income tax expense was RMB1,644 million (US$225 million) in 2024, compared to RMB1,009 million in 2023. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 20.4% in 2024, compared to 18.5% in 2023. The increase in effective tax rate was mainly due to withholding taxes related to our company’s dividend and share repurchase plan.

Net income

Net income was RMB6,248 million (US$856 million) in 2024, compared to RMB4,269 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenue

Our total net revenue decreased by 1.6% from RMB16,554 million in 2022 to RMB16,290 million in 2023, primarily due to the decline in off-balance-sheet capital-heavy and capital-light loan facilitation volume and shorter effective loan tenor. Within our total revenue, the amount derived from credit-driven services increased by 1.3% from RMB11,586 million in 2022 to RMB11,739 million in 2023, and the amount derived from platform services decreased by 8.4% from RMB4,968 million in 2022 to RMB4,551 million in 2023.

●	Loan facilitation and servicing fees. Loan facilitation and servicing fees decreased under the credit-driven services from RMB2,086 million in 2022 to RMB1,667 million in 2023, primarily due to a decline in capital-heavy loan facilitation volume and shorter effective loan tenor. Loan facilitation and servicing fees decreased under the platform services from RMB4,125 million in 2022 to RMB3,214 million in 2023, primarily due to a decline in loan facilitation volume under our capital-light model and shorter effective loan tenor.
●	Financing income. Financing income increased from RMB3,488 million in 2022 to RMB5,110 million in 2023, primarily due to the growth in average outstanding on-balance-sheet loan balance.

●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities decreased from RMB5,899 million in 2022 to RMB4,746 million in 2023. This decrease reflected the change in average outstanding balance of off-balance-sheet capital-heavy loans during the period.
●	Referral services fees. Referral services fees increased from RMB561 million in 2022 to RMB950 million in 2023, primarily due to an increase in the loan facilitation volume through ICE.

Operating costs and expenses

Operating costs and expenses decreased from RMB12,082 million in 2022 to RMB11,433 million in 2023, primarily due to the decrease in provision for contingent liabilities.

●	Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB2,373 million in 2022 to RMB2,660 million in 2023, primarily due to an increase of collection fee of RMB125 million as a result of the growth in loan facilitation volume and balance and credit search fees of RMB68 million.
●	Sales and marketing. Sales and marketing expenses decreased from RMB2,207 million in 2022 to RMB1,940 million in 2023, primarily due to a decrease of RMB236 million in advertising and marketing-related expenses as a result of the improvement in marketing efficiency.
●	General and administrative. General and administrative expenses increased from RMB413 million in 2022 to RMB421 million in 2023, primarily due to increase of RMB12 million in professional service fees.
●	Funding costs. Funding costs increased from RMB504 million in 2022 to RMB645 million in 2023, mainly due to the growth in funding from ABSs as a result of the continued growth in on-balance-sheet loan balance, partially offset by the lower average cost of ABSs.
●	Provision for loans receivable. Provision for loans receivable increased from RMB1,580 million in 2022 to RMB2,151 million in 2023, which was primarily due to the growth in loan origination volume of on-balance-sheet loans.
●	Provision for financial assets receivable. Provision for financial assets receivable decreased from RMB398 million in 2022 to RMB386 million in 2023. The decrease reflected our consistent approach in assessing provisions commensurate with our underlying loan profile and the decline in capital-heavy loan facilitation volume.
●	Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets decreased from RMB238 million in 2022 to RMB176 million in 2023. The decrease reflected our consistent approach in assessing provisions commensurate with our underlying loan profile and decreases in capital-heavy and capital-light loan facilitation volume.
●	Provision for contingent liabilities. Provision for contingent liabilities decreased from RMB4,368 million in 2022 to RMB3,054 million in 2023, which reflected our consistent approach in assessing provisions commensurate with our underlying loan profile as well as a decline in capital-heavy loan facilitation volume.

Interest income, net

Interest income, net was RMB217 million in 2023, compared to RMB182 million in 2022, mainly due to the increase in interest earned from bank deposits.

Other income, net

Other income decreased from RMB268 million in 2022 to RMB231 million in 2023, mainly due to the decrease of government grants.

Income tax expense

Income tax expense was RMB1,009 million in 2023, compared to RMB737 million in 2022. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 18.5% in 2023, compared to 14.9% in 2022. The increase in effective tax rate was mainly due to withholding taxes related to our company’s dividend and share repurchase plan.

Net income

Net income was RMB4,269 million in 2023, compared to RMB4,006 million in 2022.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2022, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Current assets:
Cash and cash equivalents	7,165,584	4,177,890	4,452,416	609,978
Restricted cash	3,346,779	3,381,107	2,353,384	322,412
Security deposit prepaid to third-party guarantee companies	396,699	207,071	162,617	22,278
Short term investments	57,000	15,000	3,394,073	464,987
Accounts receivable and contract assets, net	2,868,625	2,909,245	2,214,530	303,389
Financial assets receivable, net	2,982,076	2,522,543	1,553,912	212,885
Loans receivable, net	15,347,662	24,604,487	26,714,428	3,659,862
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	261,319	146,995	27,132	3,717
Financial assets receivable, net-noncurrent	688,843	596,330	170,779	23,397
Loans receivable, net-noncurrent	3,136,994	2,898,005	2,537,749	347,670
Land use rights, net	998,185	977,461	956,738	131,073
Current liabilities:
Payable to investors of the consolidated trusts-current	6,099,520	8,942,291	8,188,454	1,121,814
Guarantee liabilities-stand ready	4,120,346	3,949,601	2,383,202	326,497
Guarantee liabilities-contingent	3,418,391	3,207,264	1,820,350	249,387
Non-current liabilities:
Payable to investors of the consolidated trusts-noncurrent	4,521,600	3,581,800	5,719,600	783,582

Cash and cash equivalents

Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Our cash and cash equivalents increased from RMB4,178 million as of December 31, 2023 to RMB4,452 million (US$610 million) as of December 31, 2024, due to an increase in cash inflow from operating activities.

Restricted cash

Restricted cash mainly represents security deposits related to our loan facilitation services, pledged term deposit for short term loans and cash held by our consolidated trusts and asset management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements. The trusts have a maximum operating period of three years. The cash in the trusts is not available to fund our general liquidity needs.

Our restricted cash decreased from RMB3,381 million as of December 31, 2023 to RMB2,353 million (US$322 million) as of December 31, 2024, primarily due to the decrease of security deposits set aside for certain funding partners in case of borrowers’ defaults as a result of the decline in outstanding loan balance and the decrease of cash held by our consolidated trusts and asset management plans as a result of the decrease in funding from ABSs and trusts.

Security deposits prepaid to third-party guarantee companies

We have engaged third-party licensed guarantee companies to provide guarantee to some financial institution partners since 2019, and sometimes we prepay an amount as back-to-back guarantee to these guarantee companies. Such prepayment in the deposit account under the guarantee company’s name is recorded under this account. Our security deposit prepaid to third-party guarantee companies amounted to RMB163 million (US$22 million) as of December 31, 2024.

Short term investments

Short term investments increased from RMB15 million as of December 31, 2023 to RMB3,394 million (US$465 million) as of December 31, 2024, primarily due to the increase in term deposits.

Accounts receivable and contract assets, net

Accounts receivable and contract assets decreased from RMB3,056 million as of December 31, 2023 to RMB2,242 million (US$307 million) as of December 31, 2024, net of allowance of RMB321 million and RMB272 million (US$37 million), respectively, mainly due to the decrease in outstanding balance of off-balance sheet loans.

Financial assets receivable, net

Financial assets receivable decreased from RMB3,119 million as of December 31 2023 to RMB1,725 million (US$236 million) as of December 31, 2024, net of allowance of RMB575 million and RMB446 million (US$61 million), respectively, mainly due to a decrease in our loan facilitation volume of off-balance sheet loans under credit-driven services during the period.

Loans receivable, net

Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts, as well as loans facilitated by Fuzhou Microcredit.

Loans receivable increased from RMB27,502 million as of December 31, 2023 to RMB29,252 million (US$4,008 million) as of December 31, 2024, mainly due to the increase in our outstanding on-balance sheet loans balance.

Land use rights, net

Land use rights represent lease prepayments to the local government authorities and are recorded at cost less accumulated amortization.

In March 2021, our consolidated subsidiary, Qifu Changfeng obtained the land use rights from local authorities to develop and build the regional headquarters and the affiliated industrial park for our future operations. As of December 31, 2024, a total of RMB1 billion were contributed by its shareholders to acquire the land use rights, of which RMB0.7 billion was funded by Shanghai Qiyu and RMB0.3 billion was funded by Qifu Changfeng, respectively.

Payable to investors of the consolidated trusts

Some financial institution partners require us to disburse loans indirectly to borrowers through our consolidated trusts. Some beneficial rights in trusts and loans receivables are further transferred into asset backed special plans for the issuance of ABSs. Payable to investors of the consolidated trusts without recourse to us represents the investment returns of these trusts and ABS plans, and it increased from RMB12,524 million as of December 31, 2023 to RMB13,908 million (US$1,905 million) as of December 31, 2024, mainly due to the increase in our on-balance sheet loan volume.

Guarantee liabilities-stand ready

Guarantee liabilities-stand ready decreased from RMB3,950 million as of December 31, 2023 to RMB2,383 million (US$326 million) as of December 31, 2024. We recognize a stand-ready guarantee liability at the inception of an off-balance sheet loan for which we provide guarantee services. Stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee.

Guarantee liabilities-contingent

Guarantee liabilities-contingent decreased from RMB3,207 million as of December 31, 2023 to RMB1,820 million (US$249 million) as of December 31, 2024, mainly due to the provision of contingent liabilities of RMB478 million (US$66 million), which was partially offset by the payout of RMB1,865 million (US$256 million). At the inception of an off-balance sheet loan, we also recognize a separate contingent guarantee liability with an allowance for credit losses following the CECL model. The contingent guarantee is reduced by the payouts made by us to compensate the financial institutions upon borrowers’ default. Allowance for credit losses under CECL model was included in “provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

B.           Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2022, 2023 and 2024, we had cash and cash equivalents and restricted cash of RMB10.5 billion, RMB7.6 billion and RMB6.8 billion (US$0.9 billion), respectively. Our cash and cash equivalents primarily consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	5,922,515	7,118,350	9,343,311	1,280,027
Net cash used in investing activities	(7,355,975)	(11,147,789)	(7,994,081)	(1,095,184)
Net cash provided by/(used in) financing activities	3,204,068	1,066,458	(2,114,463)	(289,680)
Net increase/(decrease) in cash and cash equivalents	1,752,416	(2,953,366)	(753,197)	(103,188)
Cash, cash equivalents, and restricted cash at the beginning of year	8,759,947	10,512,363	7,558,997	1,035,578
Cash, cash equivalents, and restricted cash at the end of year	10,512,363	7,558,997	6,805,800	932,390

Operating activities

Net cash provided by operating activities was RMB9,343 million (US$1,280 million) in 2024. The difference between net cash provided by operating activities and the net income of RMB6,248 million (US$856 million) mainly resulted from (i) adding back non-cash item share-based compensation of RMB168 million (US$23 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB3,492 million (US$478 million), and (iii) adding back non-cash item provision for contingent liabilities of RMB478 million (US$66 million), partially offset by additional RMB1,116 million (US$153 million) used for working capital. The change in cash used for working capital was mainly a result of a RMB3,432 million (US$470 million) decrease in guarantee liabilities and partially offset by a decrease of RMB1,080 million (US$148 million) in financial assets receivable. The change of these working capital items was in line with our business growth.

Net cash provided by operating activities was RMB7,118 million in 2023. The difference between net cash provided by operating activities and the net income of RMB4,269 million mainly resulted from (i) adding back non-cash item share-based compensation of RMB186 million, (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB2,713 million, and (iii) adding back non-cash item provision for contingent liabilities of RMB3,054 million, partially offset by additional RMB3,209 million used for working capital. The change in cash used for working capital was mainly a result of a RMB3,436 million decrease in guarantee liabilities. The change of these working capital items was in line with our business growth.

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

Investing activities

Net cash used in investing activities was RMB7,994 million (US$1,095 million) in 2024, which was primarily attributable to investment in loans receivable of RMB102,799 million (US$14,083 million) and short-term investments of RMB4,642 million (US$636 million), partially offset by the collection of investment in loans receivable of RMB98,312 million (US$13,469 million) and proceeds from disposal of short-term investments of RMB1,308 million (US$179 million). The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Net cash used in investing activities was RMB11,148 million in 2023, which was primarily attributable to investment in loans receivable of RMB92,203 million, partially offset by the collection of investment in loans receivable of RMB81,132 million. The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Net cash used in investing activities was RMB7,356 million in 2022, which was primarily attributable to investment in loans receivable of RMB59,826 million, partially offset by the collection of investment in loans receivable of RMB52,557 million. The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Financing activities

Net cash used in financing activities was RMB2,114 million (US$290 million) in 2024, which was primarily attributable to cash paid to investors of the consolidated trusts of RMB12,060 million (US$1,652 million), repayments of short-term loans of RMB1,319 million (US$181 million), dividend paid to shareholders of RMB1,263 million (US$173 million) and ADSs repurchased in the open market of RMB2,973 million (US$407 million), partially offset by RMB13,453 million (US$1,843 million) cash received from investors of the consolidated trusts and RMB1,890 million (US$259 million) received from short-term loans.

Net cash provided by financing activities was RMB1,066 million in 2023, which was primarily attributable to RMB10,410 million cash received from investors of the consolidated trusts and RMB825 million received from short-term loans, partially offset by cash paid to investors of the consolidated trusts of RMB8,471 million, dividend paid to shareholders of RMB942 million and ADSs repurchased in the open market of RMB636 million.

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

Material Cash Requirement

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the years ended December 2022, 2023 and 2024, our capital expenditures were mainly used for purchases of property, equipment and software. We incurred capital expenditures of RMB27.0 million, RMB84.6 million and RMB153.2 million (US$21.0 million) in 2022, 2023 and 2024, respectively. Our capital expenditures for 2024 consist primarily of expenditures related to the expansion and enhancement of our information technology infrastructure and the construction of our new office buildings in Shanghai. We will continue to incur capital expenditures to meet the expected growth of our business.

We intend to fund our existing and future capital expenditures with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Contractual Obligations

Our contractual obligations mainly represent operating lease obligations, which relate to our leases of office premises and our land use rights over the parcel of land that Qifu Changfeng acquired to construct our regional headquarters and the affiliated industrial park for our future operations. We lease our office premises under non-cancelable operating lease arrangements. Expenses under operating leases for 2022, 2023 and 2024 were RMB63.7 million, RMB61.0 million and RMB62.4 million (US$8.6 million), respectively, which include amortization expenses of land use rights for 2022, 2023 and 2024 amounting to RMB20.7 million, RMB20.7 million and RMB20.7 million (US$2.8 million), respectively.

Our short-term loans obligations relate to bank borrowings obtained from domestic commercial banks. Our short-term loans obligations were RMB150.0 million, RMB798.6 million and RMB1,369.9 million (US$187.7 million) as of December 31, 2022, 2023 and 2024, respectively.

Our long-term loans obligations relate to mortgage loans for the specific use of construction of the regional headquarters and the affiliated industrial park, which were RMB17.9 million, RMB90.6 million and RMB247.5 million (US$33.9 million) as of December 31, 2022, 2023 and 2024, respectively.

The following table sets forth our contractual obligations and loans obligations as of December 31, 2024:

		Less than	1 – 3	3 – 5	More than
	Total	1 year	Years	Years	5 years

	(RMB in thousands)
Operating Leases Obligations	35,870	27,736	8,134	—	—
Short-term Loans Obligations	1,369,939	1,369,939	—	—	—
Long-term Loans Obligations	247,462	—	—	28,000	219,462

As of December 31, 2024, we had the outstanding amount of short-term loans of RMB1,369.9 million (US$187.7 million), with the amount of RMB510.2 million (US$69.9 million) pledged with bank deposit of RMB475.2 million. As of the same date, we had outstanding amount of long-term mortgage loans of RMB247.5 million (US$33.9 million), which were secured by the land use right owned by Shanghai Qifu Changfeng Technology, Co., Ltd. and were unguaranteed. As of December 31, 2024, we also had operating lease liabilities amounting to RMB35.9 million (US$4.9 million), all of which were secured by the rental deposits and unguaranteed. As of the same date, we had payable to shareholder of non-controlling interests of RMB240.3 million (US$32.9 million), which was unguaranteed and unsecured.

As of December 31, 2024, we have certain capital commitments primarily related to commitments for the construction of our regional headquarters and the affiliated industrial park. The total capital commitments agreed in the purchase contract for land use rights was not less than RMB500.0 million (US$68.5 million), and RMB339.1 million (US$46.5 million) has been invested and reflected as construction in progress under “Property and equipment, net” in our consolidated financial statements as of December 31, 2024. All of the remaining capital commitments will be fulfilled in the future according to the construction progress.

Other than those shown above, the obligations from on-balance sheet loans (presented as “payable to investors of the consolidated trusts-current and -noncurrent” in the consolidated balance sheets), which were unguaranteed and unsecured, and guarantees related to the loans we facilitated, we did not have any significant capital and other commitments and long-term obligations as of December 31, 2024.

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

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The estimate of prepayment risk of borrowers is subject to changes in our estimate of borrowers’ future repayment pattern. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. Further, if the default rate of underlying loans decreases beyond a certain level, the service fee rates enjoyed by us so as the total transaction price would increase than initially expected and vice versa. Revenue adjustment for the year ended December 31, 2024 to performance obligations satisfied (or partially satisfied) in prior periods pertaining to changes in variable consideration was not significant.

We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change when our cost pattern and business mode changes. If our estimates change with one percentage point increase/decrease in the portion of total transaction price allocated to our loan facilitation services, our loan facilitation service revenue would increase/decrease by approximately RMB23.0 million (US$3.2 million) for loans facilitated during the year ended December 31, 2024.

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

As of December 31, 2024, allowance for loans receivable is RMB2,694.4 million (US$369.1 million) and outstanding balance for contingent guarantee liability is RMB1,820.4 million (US$249.4 million). If change in various factors constituting the estimate of default rate result in 0.5 percentage point increase/decrease in the overall estimate default rate, it would result in an increase/decrease of RMB358.6 million (US$49.1 million) and RMB335.4 million (US$45.9 million) for allowance for loans receivable and contingent guarantee liability respectively.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Fan Zhao	70	Chairman of the Board of Directors and Independent Director
Haisheng Wu	42	Chief Executive Officer and Director
Alex Xu	56	Chief Financial Officer and Director
Dan Zhao	45	Director
Jiao Jiao	44	Independent Director
Eric Xiaohuan Chen	43	Independent Director
Gang Xiao	49	Independent Director
Andrew Y Yan	67	Independent Director
Xiangge Liu	58	Independent Director
Zhiqiang He	42	Senior Vice President
Yan Zheng	37	Chief Risk Officer

Mr. Fan Zhao has served as our chairman of the board of directors since August 2024 and our independent director since January 2023. Mr. Zhao founded and has served as the chairman of the board of directors of Beijing Fengye Fanda Investment Advisory Co., Ltd. since 2000. He has served as a director of Heintzman Piano Company Limited since 2004. He founded and served as the chairman of the board of directors of Sunbridge International Holdings Limited from 2002 to 2018. Mr. Fan Zhao received a bachelor’s degree in mechanical engineering from Beijing University of Civil Engineering and Architecture in 1982 and an MBA degree from Lawrence Technological University in 2002, respectively. He also spent three years as a visiting scholar at the University of Copenhagen in Denmark from 1990 to 1993.

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

Ms. Jiao Jiao has served as our director since November 2022 and has been redesignated as our independent director since 2025. Ms. Jiao has been serving as the head of the legal department of Kuaishou (HKEX: 1024) since August 2024. From May 2022 to July 2024, Ms. Jiao served as a director of 360 Group, where she also served as a vice president and the head of the legal department from September 2021 to July 2024. From July 2019 to August 2021, Ms. Jiao served as the general counsel of Future VIPKID Limited. Ms. Jiao served as a vice president and the head of the legal department of JD.com, Inc. (NASDAQ: JD; HKEX: 9618) from June 2014 to April 2019. Prior to that, she was a lawyer at JunHe LLP from June 2005 to May 2014. Ms. Jiao received her bachelor of laws and master of laws in 2002 and 2005, respectively, from Peking University.

Mr. Eric Xiaohuan Chen has served as our director since November 2019 and has been redesignated as our independent director since 2024. Mr. Chen has also served as a director in AuGroup (SHENZHEN) Cross-Border Business Co., Ltd. (HKEX: 02519) since November 2023. Mr. Chen is currently a partner at Twin Peaks Capital. Prior to co-founding Twin Peaks Capital, Mr. Chen served as the managing director and head of business and financial services at FountainVest Partners, where he has worked from 2008 to 2021. Before joining FountainVest Partners, Mr. Chen had worked in the investment banking department of Lehman Brothers and Citigroup since 2006. From 2004 to 2006, Mr. Chen worked at Micron Technology. Mr. Chen received his Bachelor’s degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.

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

Mr. Andrew Y Yan has served as our independent director since July 2019. Mr. Yan is the founding managing partner of SAIF Partners IV since 2001. Prior to that, he was a managing director and head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Mr. Yan is currently an independent non-executive director of Petrochina Company Ltd (Shanghai Stock Exchange: 601857 and HKEX: 00857) and East Buy Holding Ltd (HKEX: 1797), and an independent director of ATA Creativity Global (NASDAQ: AACG) and Guoyuan Securities Co., Ltd (Shenzhen Stock Exchange: 000728). He is also a member of the Investment Committee of Peking University Education Foundation and the vice chairman of the Asset Management Association of China. In addition, Mr. Yan previously served as a director of Shenzhen Appotronics Corporation Ltd. (STAR Market of the Shanghai Stock Exchange: 688007), Shanghai Welltech Automation Co., Ltd (Shenzhen Stock Exchange: 002058), Haier Smart Home Co., Ltd (HKEX: 6690), Huize Holding Limited (NASDAQ: HUIZ) and Zhejiang Merit Interactive Network Technology Co., Ltd (Shenzhen Stock Exchange: 300766). Mr. Yan also previously served as a non-executive director at Guodian Technology & Environment Group Corporation Limited, a company previously listed on the Hong Kong Stock Exchange (HKEX: 1296) and privatized in May 2022, an independent director at TCL Corporation (Shenzhen Stock Exchange: 000100) and BlueFocus Intelligent Communications Group Co., Ltd. (Shenzhen Stock Exchange: 300058), and an independent non-executive director of China Southern Airlines Company Limited (HKEX: 1055; Shanghai Stock Exchange: 600029) and China Resources Land (HKEX: 1109). Mr. Yan received a master of Arts degree from Princeton University in 1989, and a bachelor’s degree in engineering from the Nanjing University of Aeronautics and Astronautics, formerly known as Nanjing Aeronautic Institute, in 1982.

Mr. Xiangge Liu has served as our independent director since August 2024. Mr. Liu has served as a senior advisor and the chief executive officer of Homaer Capital since 2022. Prior to that, he served as a managing director at RRJ Capital from 2011 to 2021. He was a senior risk management executive at CITIC International Asset Management from 2010 to 2011, and a managing director at Dingyi Capital from 2008 to 2010. From 2007 to 2008, he served as a director at Societe Generale Corporate & Investment Banking. Mr. Liu’s career experience also includes various positions at financial institutions and corporations such as Deutsche Bank, Mizuho Banking Group and General Electric. Mr. Liu is currently an independent director of A SPAC III Acquisition Corp. (NASDAQ: ASPC). Mr. Liu received a bachelor’s degree in English from Beijing Foreign Studies University in 1989 and an MBA degree from Boston University in 1999.

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

B.          Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB22.6 million (US$3.1 million) in cash to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Other than the above-mentioned statutory contributions mandated by applicable PRC laws and regulations, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

2018 Share Incentive Plan

We adopted the 2018 Share Incentive Plan in May 2018 and amended it in November 2019. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Incentive Plan is 25,336,096 ordinary shares. As of February 28, 2025, class A ordinary shares underlying options that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 1,047,450, excluding awards that were forfeited or canceled after the relevant grant dates. The following paragraphs summarize the terms of the 2018 Share Incentive Plan.

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

2019 Share Incentive Plan

We adopted the 2019 Share Incentive Plan in November 2019 and amended it in August 2020 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Share Incentive Plan is 17,547,567 ordinary shares, and an annual increase on the first day of each of the four consecutive fiscal years of the company commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding shares or (ii) such fewer number of class A ordinary shares as may be determined by our board of directors. As of February 28, 2025, options and restricted share units representing 8,955,694 class A ordinary shares have been granted and are outstanding under the 2019 Share Incentive Plan, as amended, excluding awards that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2025, the awards granted under the 2018 Share Incentive Plan and 2019 Share Incentive Plan to several of our existing directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares	Exercise Price
	Underlying Awards	(US$/Share)	Date of Grant	Date of Expiration
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
	*	—	February 20, 2020	February 19, 2030
	3,520,000	—	November 20, 2020	November 19, 2030
	3,085,000	—	November 20, 2024	November 19, 2034
Zhiqiang He	*	0.00001	May 20, 2018	May 19, 2028
	*	—	November 20, 2020	November 19, 2030
	*	—	November 20, 2024	November 19, 2034
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028
	*	—	November 20, 2020	November 19, 2030
	*	—	November 20, 2024	November 19, 2034
Alex Xu	*	—	November 20, 2019	November 19, 2029
	*	—	November 20, 2021	November 19, 2031
	*	—	November 20, 2024	November 19, 2034
*	Less than one percent of our total outstanding shares.

As of February 28, 2025, other employees as a group held outstanding options and restricted share units representing 4,082,244 class A ordinary shares of our company under the 2018 Share Incentive Plan and 2019 Share Incentive Plan.

C.          Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to Nasdaq Stock Market Rules, the Hong Kong Listing Rules and disqualification by the chairman of the relevant meeting of the directors, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Gang Xiao, Andrew Y Yan and Xiangge Liu. Gang Xiao is the chairman of our audit committee. We have determined that Gang Xiao, Andrew Y Yan and Xiangge Liu satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Gang Xiao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.   Our compensation committee consists of Fan Zhao, Haisheng Wu and Eric Xiaohuan Chen. Fan Zhao is the chairman of our compensation committee. We have determined that each of Fan Zhao and Eric Xiaohuan Chen satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee consists of Fan Zhao, Eric Xiaohuan Chen and Jiao Jiao. Fan Zhao is the chairperson of our nominating and corporate governance committee. We have determined that each of Fan Zhao, Eric Xiaohuan Chen and Jiao Jiao satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Board Diversity Matrix As of February 28, 2025
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
	1	8	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	1

D.           Employees

We had 2,199 employees as of December 31, 2022, 3,121 as of December 31, 2023 and 3,527 as of December 31, 2024. The following table sets forth the number of our employees categorized by function as of December 31, 2024:

As of December 31, 2024
Function:
General and administrative	259
Operations	1,366
Products	169
Research and development	907
Risk management	338
Sales and marketing	488
Total	3,527

As of December 31, 2024, we had 1,140 employees in Shanghai, 411 employees in Beijing, 303 employees in Shenzhen and the rest in other cities and special administrative region in China.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. Our employees are not covered by any collective bargaining agreement.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

In 2023, we unwound our dual-class shareholding structure and all the issued shares of our company (including the class B ordinary shares with super-voting rights) were redesignated and reclassified into class A ordinary shares which entitle holders to one vote for each share.

The calculations in the table below are based on 280,629,528 class A ordinary shares as of February 28, 2025 (excluding 2,110,154 class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans). No class B ordinary shares were issued and outstanding as of February 28, 2025. As a result, no shareholder had different voting rights from other shareholders.

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

Ordinary Shares Beneficially Owned
	Total ordinary	Percentage of total
	shares	ordinary shares
Directors and Executive Officers:**
Fan Zhao	—	—
Haisheng Wu(1)	*	*
Alex Xu(2)	*	*
Dan Zhao	—	—
Jiao Jiao	—	—
Gang Xiao	—	—
Andrew Y Yan(3)	*	*
Eric Xiaohuan Chen(4)	*	*
Xiangge Liu	—	—
Zhiqiang He	—	—
Yan Zheng(5)	*	*
All Directors and Executive Officers as a Group Principal Shareholders	3,633,122	1.3%
Aerovane Company Limited (6)	44,864,952	16.0%
OLP Capital Management Limited(7)	15,154,046	5.4%
FountainVest China Capital Partners GP3 Ltd(8)	15,012,834	5.3%

Notes:

*	Less than 1% of our total outstanding shares.

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

(2)	Represents the class A ordinary shares in the form of ADSs held by Mr. Alex Xu.
(3)

Represents the class A ordinary shares in the form of ADSs held by Morning Star Resources Ltd. Morning Star Resources Ltd is a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Andrew Y Yan, to which Mr. Yan is also the settlor.

(4)	Represents the class A ordinary shares in the form of ADSs held by Mr. Eric Xiaohuan Chen.
(5)

Represents class A ordinary shares in the form of ADSs collectively held by Mr. Yan Zheng and Smart Defender Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Yan Zheng and his family, to which Mr. Zheng is also the settlor.

(6)

Represents 39,820,586 class A ordinary and 5,044,366 class A ordinary shares in the form of ADSs, to the company’s knowledge, that are directly held by Aerovane Company Limited, a British Virgin Islands company, which is, in turn, wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou. Because of the immediate family relationship, the amended and restated memorandum and association & articles of association of Aerovane Company Limited, and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children relating to such 39,820,586 class A ordinary shares and 5,044,366 class A ordinary shares in the form of ADSs held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Mr. Hongyi Zhou had served as chairman of our board of directors, and resigned from this position in August 2024. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)

Represents 15,154,046 class A ordinary shares in the form of ADSs held by various investment vehicles for which OLP Capital Management Limited serves as investment manager. The number of class A ordinary shares in the form of ADSs is as reported in a Form 13F filed by OLP Capital Management Limited on February 14, 2025. As reported in a Schedule 13G jointly filed by OLP Capital Management Limited on November 14, 2024, Di Fan Shen, and Richard Li, OLP Capital Management Limited is a private company organized under the laws of Hong Kong. As reported in a Schedule 13G filed by OceanLink Partners Fund LP on November 14, 2024, OceanLink Partners Fund LP, a limited partnership organized under the laws of Delaware, beneficially owned 9,810,776 class A ordinary shares in the forms of ADS. According to the shareholder disclosures on the Hong Kong Stock Exchange made by OLP Capital Management Limited on May 6, 2024, OceanLink Partners Fund LP is controlled by OLP Capital Management Limited.

(8)

Represents 15,012,834 class A ordinary shares in the form of ADSs held by FountainVest China Capital Partners GP3 Ltd. The number of class A ordinary shares in the form of ADSs is as reported in a Form 13F filed by FountainVest China Capital Partners GP3 Ltd. on February 7, 2025. As reported in a Schedule 13D/A jointly filed by Ruby Finance Holdings Ltd. and FountainVest China Capital Partners GP3 Ltd. on May 15, 2023, Ruby Finance Holdings Ltd. is a Cayman Islands company controlled by FountainVest China Capital Partners GP3 Ltd.

To our knowledge, as of February 28, 2025, 255,937,052 of our class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. Such class A ordinary shares included shares issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the class A ordinary shares held in our Hong Kong register of members. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that the courts of the Cayman Islands are unlikely (i) to recognize and enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

We have also been advised by our Cayman Islands legal counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a government authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

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

Transactions with 360 Group

360 Group is our important business partner. It is considered our related party as it is controlled by Mr. Hongyi Zhou, who controls a principal shareholder of our company. We transacted with several entities of 360 Group during the fiscal years of 2022, 2023 and 2024. 360 Group authorizes us to use its brand “360” and has historically provided advertising services to promote our products through its matrix of mobile applications and services, such as 360 Browser and 360 Mobile Assistant. Advertising services are calculated and charged to us under different formula depending on the form of advertisements, including cost per action (CPA), cost per sale (CPS) and fixed service fees.

In 2024, services provided by 360 Group entities were RMB233.3 million (US$32.0 million). As of December 31, 2024, RMB64.4 million (US$8.8 million) was due to 360 Group entities, and RMB1.2 million (US$0.2 million) was due from them.

In 2023, services provided by 360 Group entities were RMB236.3 million. As of December 31, 2023, RMB77.3 million was due to 360 Group entities, and RMB2.2 million was due from them.

In 2022, services provided by 360 Group entities were RMB196.4 million. As of December 31, 2022, RMB110.6 million was due to 360 Group entities, and RMB1.8 million was due from them.

In September 2020, one 360 Group entity transferred to us part of its equity interest in Hangzhou Qifei Huachuang Technology Co., Ltd., or Hangzhou Qifei, a joint venture company it established with an independent third party. As a result, we acquired 25% equity interest in Hangzhou Qifei, representing a subscribed capital contribution of RMB50 million. After the equity transfer, we and the 360 Group entity hold 25% and 26% of the equity interest in Hangzhou Qifei, respectively. As part of the arrangement, we are responsible for assisting Hangzhou Qifei in achieving certain performance targets. We accounted for the equity investment using alternative measurement. As of December 31, 2023, we have fully impaired the investment given the business forecast of the investee. In February 2024, we sold the entirety of our equity interest in Hangzhou Qifei to an independent third party.

In October 2020, we established a joint venture company in Shanghai, China through Shanghai Qiyu together with one of 360 Group entities and an independent third party, to develop and build the regional headquarters and the affiliated industrial park for 360 Group. The 360 Group entity and we hold 30% and 40% of the equity interests of the joint venture, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with the 360 Group entity, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by the 360 Group entity in the joint venture entity. Following the completion of the transactions, we hold 70% of the equity interests in the joint venture entity and became its controlling shareholder. Pursuant to the joint venture agreement, the shareholders will contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. We accounted for the investment using equity method. As of December 31, 2024, a total of RMB1.0 billion (US$0.1 billion) was provided by the shareholders to acquire land use rights, of which RMB0.3 billion (US$41.1 million) was funded by non-controlling shareholder.

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

The framework collaboration agreement has an initial term of five years with automatic one-year extensions thereafter, unless 360 Group or we decide to terminate the collaboration.

Transactions with Shanghai Qibutianxia

Shanghai Qibutianxia and its subsidiaries are related parties to us, as Shanghai Qibutianxia is an affiliate of Mr. Hongyi Zhou, who controls a principal shareholder of our company.

We transacted with Shanghai Qibutianxia and its subsidiaries during the fiscal years 2022, 2023 and 2024, mainly including receiving borrower referral services provided by Tianjin Yujie Technology Co., Ltd.

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

	For the year ended/As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in millions)
For services provided by Shanghai Qibutianxia and its subsidiaries to us	355.8	119.7	—	—
For services provided by us to Shanghai Qibutianxia and its subsidiaries	—	0.1	—	—
Amounts due from Shanghai Qibutianxia and its subsidiaries to us	24.3	0.2	1.1	0.1
Amounts due from us to Shanghai Qibutianxia and its subsidiaries	3.1	3.1	3.1	0.4
Outstanding loan under joint back-to-back guarantee arrangement with Shanghai Qibutianxia	3,575.9	5,239.0	—	—

Transactions with Jinshang Consumer Finance Co., Ltd.

Jinshang Consumer Finance Co., Ltd., or Jinshang, was a related party of ours, as Jinshang was an affiliate of Mr. Hongyi Zhou, who controls a principal shareholder of our company, for the fiscal years 2022. In January 2023, Mr. Hongyi Zhou ceased to directly or indirectly have equity interests in Jinshang and as a result, Jinshang subsequently ceased to be a related party of ours.

We transacted with Jinshang during the fiscal years 2022 as we provide loan facilitation services and post-facilitation services to Jinshang and charge service fees. Historically, we directly collected payments from borrowers. Starting in 2018, we contractually changed our payment flow model by collecting service fee payments from Jinshang directly.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Jinshang and us for the years presented.

	For the year ended/As of December 31,
	2022		2023	2024
	RMB		RMB	RMB	US$

	(in millions)
For services provided by us to Jinshang	205.1		—	—	—
Amounts due from Jinshang to us	162.8	(1)	—	—	—

Notes:

(1)	Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB121.6 million, net of allowance of RMB22.7 million.

Transactions with Kincheng Bank of Tianjin Co., Ltd.

Kincheng Bank is a related party of ours, as Kincheng Bank is an affiliate of Mr. Hongyi Zhou, who controls a principal shareholder of our company.

We transacted with Kincheng Bank during the fiscal years 2022, 2023 and 2024 as we provide credit-driven services and platform services to Kincheng Bank and charge service fees.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Kincheng Bank and us for the years presented.

	For the year ended/As of December 31,
	2022		2023		2024
	RMB		RMB		RMB		US$

	(in millions)
For services provided by us to Kincheng Bank	991.7		301.6		61.5		8.4
Amounts due from Kincheng Bank to us	239.3	(1)	47.2	(2)	6.3	(3)	0.9	(3)

Notes:

(1)	Among which the amounts of loan facilitation and post-facilitation services of RMB271.1 million, net of allowance of RMB81.7 million.
(2)	Among which the amounts of loan facilitation and post-facilitation services of RMB61.0 million, net of allowance of RMB25.8 million.
(3)	Among which the amounts of loan facilitation and post-facilitation services of RMB9.2 million (US$1.3 million), net of allowance of RMB7.0 million (US$1.0 million).
*

We have held bank deposit with Kincheng Bank, which amounted to RMB3,006.4 million and RMB3,000.5 million (US$411.1 million) as of December 31, 2023 and 2024, respectively. The related interest income was RMB145.7 million and RMB119.3 million (US$16.3 million) for the year ended December 31, 2023 and 2024, respectively, and interest receivable as of December 31, 2023 and 2024 was RMB15.3 million and RMB2.7 million (US$0.4 million), respectively.

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

Dividend Policy

On May 18, 2023, our board of directors approved a semi-annual cash dividend policy to replace the previously approved quarterly cash dividend policy in its entirety, with immediate effect. Under the policy, we intend to declare and distribute a recurring cash dividend semi-annually at an amount equivalent to approximately 20% to 30% of our net income after tax for the previous six-month period. As of the date of this annual report, we have paid a dividend for the six-months periods ended June 30, 2023, December 31, 2023, June 30, 2024 and declared a dividend for the six-months periods ended December 31, 2024 under this policy. Despite having a dividend policy in place, our determination whether to make dividend distributions and the exact amount of such distributions in any particular six-month period will be based upon our operations and financial conditions, and other factors, and subject to adjustment and determination by the board of directors.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on dividend distribution.”

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

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our class A ordinary shares.

Class A Ordinary Shares

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

General meetings of shareholders.    Our memorandum and articles of association provide that we shall in each financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors of the company.

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

Inspection of books and records. Holders of our class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

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

Shareholder Rights Plan

On June 9, 2022, our board of directors authorized the grant of one right, or a Right, for each our outstanding ordinary share to shareholders as recorded in the register of members at the close of business on June 17, 2022, or the Record Date. The description and terms of the Rights are set forth in a right agreement, dated as of June 9, 2022, as the same may be amended from time to time, or the Rights Agreement, between our company and American Stock Transfer & Trust Company, LLC.

Under the Rights Agreement, all outstanding ordinary shares of our company at the close of business on June 17, 2022 have attached Rights. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all ordinary shares will have attached Rights. The Right will become exercisable if a person or a group of affiliated or associated persons (i) acquires or obtains the right to acquire (subject to certain exceptions) beneficial ownership of 10% of the outstanding ordinary shares of our company (such person or group is referred to as an Acquiring Person) or (ii) commences a tender offer or exchange offer that would result in such person or group becoming an Acquiring Person. When exercisable, each Right will entitle the registered holder, except the Acquiring Person, to purchase from us a number of class A ordinary shares (or any other share resulting from successive changes or reclassifications of the class A ordinary shares), for the price of US$36.00, or the Purchase Price, having a then-current market value of twice the Purchase Price, subject to adjustment. Rights issued to, or held by, any person or group who is, was, or becomes an Acquiring Person, whether currently held by or on behalf of such person or group or by any subsequent holder, will become null and void. As a result, the Acquiring Person (and the shareholders who choose not to exercise the Rights) will be greatly diluted if most of other existing shareholders choose to exercise the Rights, and other existing shareholders who exercise the Rights will not be diluted, thereby effectively reducing the risk of a potential hostile takeover. In the event that a person or a group of affiliated or associated persons becomes an Acquiring Person and (i) our company engages in a merger or other business combination transaction in which our company is not the surviving corporation, (ii) our company engages in a merger or other business combination transaction in which our company is the surviving corporation and the ordinary shares of our company are changed or exchanged, or (iii) 50% or more of our company’s assets, cash flows or earning power is sold or transferred, each Right (other than Rights held by the Acquiring Person) may thereafter entitle the holder of such Right to receive, upon exercise of the Right at the Purchase Price, ordinary shares (or capital stock, as applicable) of the acquiring company having a value equal to two times the Purchase Price of the Right.

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

Payments of dividends and capital in respect of our class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our class A ordinary shares, nor will gains derived from the disposal of our class A ordinary shares be subject to Cayman Islands income or corporate tax.

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

Provided that our Cayman Islands holding company, Qifu Technology, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under the STA Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the tax authority such indirect transfer, if such transfers do not have a reasonable commercial purpose. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person responsible for the transfer must withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under the STA Bulletin 7, and we may be required to expend valuable resources to comply with the STA Bulletin 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or class A ordinary shares.

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons who acquire their ADSs or class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons liable for any minimum tax;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangement taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or class A ordinary shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and other passive assets), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—Mainland China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “—Mainland China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As described in “—Mainland China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to Treasury Regulations, (the applicability of which has been postponed until further guidance is issued) however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive foreign investment company rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

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

As of December 31, 2024, we had U.S. dollar-denominated cash, cash equivalents and short-term investments of US$421.4 million. Assuming we had converted US$421.4 million into Renminbi at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB3,075.9 million. If Renminbi had depreciated by 10% against the U.S. dollar, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB3,383.5 million instead. In addition, we did not have U.S. dollar-denominated short-term loans as of December 31, 2024.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause prospective borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competition for investment options and dampen our financial institution partners’ desire to fund loans on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our loan facilitation volume and profitability.”

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the issuance fees, depositary servicing fees and cash dividend fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2024, we received approximately US$131.5 million reimbursement from the depositary.

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our class A ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 50 ordinary shares. Dealings in our class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our class A ordinary shares currently applicable on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	stock transaction stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	brokerage commission, which is freely negotiable with the broker; and

●	the Hong Kong share registrar will charge between HK$2.50 to 0.05% of the market value of the shares, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of class A ordinary shares into the ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to 0.05% of the market value of the shares, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of class A ordinary shares into, or withdrawal of ordinary shares from, the ADS program.

PART II.

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, as stated in its report included on page F-4 of this annual report.

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

	For the Years Ended December 31,
	2023	2024

	(in thousands of RMB)
Audit fees(1)	19,392.8	18,791.1
Audit-related fees(2)	559.1	558.3
Tax fees(3)	295.0	779.0

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

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 20, 2023, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with aggregate value of up to US$150 million from June 20, 2023 through June 19, 2024. This plan was publicly announced on June 20, 2023. We refer to this plan as the 2023 Share Repurchase Plan. From June 20, 2023 to March 31, 2024, we utilized substantially all of the total authorized value for the 2023 Share Repurchase Plan and in aggregate purchased approximately 9,348,543 ADSs in the open market for a total cost of approximately US$150 million (inclusive of commissions) at an average price of US$16.02 per ADS pursuant to the 2023 Share Repurchase Plan.

The table below is a summary of the ADSs we repurchased in 2024 under the 2023 Share Repurchase Plan. All ADSs were repurchased in the open market pursuant to the 2023 Share Repurchase Plan.

			Total	Approximate
			Number of	Dollar Value
			ADSs Purchased	of ADSs
	Total	Average	as Part of the	that May
	Number	Price Paid	Publicly	Yet Be
	of ADSs	Per	Announced	Purchased Under
Period	Purchased	ADS (US$)	Plan	the Plan* (US$)
January 1, 2024-January 31, 2024	1,134,128	14.64	1,134,128	43,738,648
February 1, 2024-February 29, 2024	1,256,931	14.96	1,256,931	24,913,621
March 1, 2024-March 31, 2024	1,401,399	17.74	1,401,399	20,196
Total	3,792,458	15.89	3,792,458	20,196

Note:

*	The dollar value in this column is based on US$150 million pursuant to the 2023 Share Repurchase Plan.

On March 12, 2024, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with aggregate value of up to US$350 million starting from April 1, 2024 through March 31, 2025. This plan was publicly announced on March 12, 2024. We refer to this plan as the 2024 Share Repurchase Plan. From April 1, 2024 to December 30, 2024, we utilized substantially all of the total authorized value for the 2024 Share Repurchase Plan and in aggregate purchased 15,110,617 ADSs in the open market for a total amount of approximately US$350 million (inclusive of commissions) at an average price of US$23.14 per ADS pursuant to the 2024 Share Repurchase Plan.

The table below is a summary of the ADSs we repurchased in 2024 under 2024 Share Repurchase Plan. All ADSs were repurchased in the open market pursuant to the 2024 Share Repurchase Plan.

			Total	Approximate
			Number of	Dollar Value
			ADSs Purchased	of ADSs
	Total	Average	as Part of the	that May
	Number	Price Paid	Publicly	Yet Be
	of ADSs	Per	Announced	Purchased Under
Period	Purchased	ADS (US$)	Plan	the Plan* (US$)
April 1, 2024-April 30, 2024	2,223,252	18.86	2,223,252	308,032,774
May 1, 2024-May 31, 2024	2,255,927	20.11	2,255,927	262,628,976
June 1, 2024-June 30, 2024	2,039,240	19.84	2,039,240	222,120,170
July 1, 2024-July 31, 2024	3,150,000	19.74	3,150,000	159,862,874
August 1, 2024-August 31, 2024	1,351,263	20.95	1,351,263	131,530,619
September 1, 2024-September 30, 2024	985,786	24.74	985,786	107,122,219
October 1, 2024-October 31, 2024	1,021,724	32.56	1,021,724	73,835,202
November 1, 2024-November 30, 2024	1,007,666	32.85	1,007,666	40,716,408
December 1, 2024-December 31	1,075,759	37.83	1,075,759	2,339
Total	15,110,617	23.14	15,110,617	2,339

Note:

*	The dollar value in this column is based on US$350 million pursuant to the 2024 Share Repurchase Plan.

On November 19, 2024, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s class A ordinary shares or ADSs with aggregate value of up to US$450 million starting from January 1, 2025 through December 31, 2025. This plan was publicly announced on November 19, 2024. We refer to this plan as the 2025 Share Repurchase Plan. We have commenced execution of the 2025 Share Repurchase Plan since January 1, 2025.

The table below is a summary of the ADSs we repurchased in the first two months of 2025. All ADSs were repurchased in the open market pursuant to the 2025 Share Repurchase Plan.

			Total	Approximate
			Number of	Dollar Value
			ADSs Purchased	of ADSs
	Total	Average	as Part of the	that May
	Number	Price Paid	Publicly	Yet Be
	of ADSs	Per	Announced	Purchased Under
Period	Purchased	ADS (US$)	Plan	the Plan* (US$)
January 1, 2025-January 31, 2025	1,083,977	38.17	1,083,977	408,598,850
February 1, 2025-February 28, 2025	659,569	41.70	659,569	381,083,385
Total	1,743,546	39.51	1,743,546	381,083,385

Note:

*	The dollar value in this column is based on US$450 million pursuant to the 2025 Share Repurchase Plan.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

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

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.

The Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading, adopted by our board of directors on November 16, 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K CYBERSECURITY

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

In addition, we have also launched a data security governance project. This initiative comprehensively clarifies user data and its protection measures, and further improves and strengthens the details and depth of data security protection. We have conducted a more meticulous review of the entire data lifecycle and formulated strict and operable standard processes around it. For data at different levels, we adopt differentiated security protection strategies to ensure that highly sensitive data receives the highest level of protection. At the same time, we strengthen cooperation and communication with external professional institutions, learn from advanced network security concepts and technologies, and continuously optimize our security system. We closely monitor industry trends and the latest security threats, and promptly adjust and update our security strategies and measures. Through these efforts, we will continuously consolidate and enhance the company’s network security level, and safeguard the data security of the company, employees, and users.

At the level of network security devices, we have implemented the Zero Trust system, which have:

(i) enhanced our security protection: by implementing the Zero Trust strategy, we have successfully extended security controls from the network perimeter to every access point and user, significantly boosting the overall security protection level of the system;

(ii) improved user experience: although the security controls are strengthened, by optimizing the authentication process and access policies, we have ensured a smooth experience for users when accessing our company’s resources;

(iii) reduced security risks: the implementation of the Zero Trust architecture has effectively minimized the risk of internal breaches and external attacks, as every access request is subject to authentication and authorization; and

(iv) enhanced compliance: through the adoption of the Zero Trust strategy, we have better met industry security standards and regulatory requirements, thereby enhanced the company’s compliance level.

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

Governance

The cybersecurity officer of our company is responsible for coordinating our internal cybersecurity planning and construction, and assessing, identifying, managing and responding to cybersecurity incidents. The officer is also responsible for reviewing and evaluating whether cybersecurity threats create material risks and whether such risks have or are reasonably likely to have a major impact on our company. In addition, the officer is responsible for the decision-making and reporting of major cybersecurity matters. Our cybersecurity officer has over 16 years of experience in the field. The officer reports and provides regular updates to our Chief Executive Officer on any material cybersecurity incidents or risks. In the event of a major cybersecurity incident, our Chief Executive Officer reports to the board of directors, which bears the ultimate responsibility for the company’s cybersecurity risks.

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

2.4*	Description of Securities
2.5*	Rights Agreement, dated as of June 9, 2022, between the Registrant and American Stock Transfer & Trust Company, LLC
4.1	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Form 20-F filed on April 30, 2020 (File No. 001-38752))
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
4.9

English translation of the executed form of Loan Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Loan Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 27, 2023 001-38752))

4.10

English Translation of the Framework Collaboration Agreement between Beijing Qihu Technology Co., Ltd., wholly owned subsidiary of 360 Group, and Shanghai Qiyu, dated July 24, 2018 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on October 26, 2018 (File No. 333-228020))

4.11

English Translation of the Joint Venture Agreement entered into in October 2020 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd. (incorporated herein by reference to Exhibit 4.11 of the Form 20-F filed on April 21, 2021 (File No. 001-38752))

4.12

English Translation of the Equity Transfer Agreement entered into in December 2021 by and between Shanghai Qiyu and Shanghai Jiehu Internet Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 28, 2022  (File No. 001-38752))

4.13

English Translation of the Novation Agreement entered into in December 2021 by and between Shanghai Qiyu, Shanghai Jiehu Internet Technology Co., Ltd. and Shanghai Changfeng Investment (Group) Co., Ltd. in connection with rights and obligations of Shanghai Jiehu Internet Technology Co., Ltd. under the Joint Venture Agreement entered into in October 2020 (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 28, 2022 (File  No. 001-38752))

4.14

English Translation of the Termination Agreement on the control documents in connection with Fuzhou Microcredit entered into in April 2021 by and between Fuzhou Microcredit, shareholders of Fuzhou Microcredit and our WFOE (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 28, 2022 (File No. 001-38752))

4.15

English Translation of the Equity Transfer Agreement entered into in April 2021 by and between shareholders of Fuzhou Microcredit and Shanghai Qiyu (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 28, 2022 (File No. 001-38752))

4.16

English translation of the executed form of Agreement on the Termination of the VIE Agreements among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Agreement on the Termination of the VIE Agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 27, 2023 (File No. 001-38752))

4.17†

English translation of the Trademark Licensing Agreement between Beijing Qihu Technology Co., Ltd., wholly owned subsidiary of 360 Group, and Shanghai Qiyu, dated December 29, 2023(incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 26, 2024 (File No. 001-38752))

8.1*	Significant subsidiaries and consolidated variable interest entities of the Registrant
11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on April 26, 2024 (File No. 001-38752))
11.2*	Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Commerce & Finance Law Offices
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97	Clawback Policy (incorporated herein by reference to Exhibit 97 to the Form 20-F filed on April 26, 2024 (File No. 001-38752))

Exhibit
Number	Description of Document
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
†	Certain portions of the exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qifu Technology, Inc.

	By:	/s/ Haisheng Wu
		Name:	Haisheng Wu
		Title:	Chief Executive Officer

Date: March 25, 2025

QIFU TECHNOLOGY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Qifu Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qifu Technology, Inc. (the “Company”) and its subsidiaries as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the financial statement listed in schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

March 25, 2025

We have served as the Company’s auditor since 2018.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Qifu Technology, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Qifu Technology, Inc. (the “Company”) and its subsidiaries as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements as of and for the year ended December 31, 2024 of the Company and our report dated March 25, 2025 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

March 25, 2025

QIFU TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	4,177,890	4,452,416	609,978
Restricted cash (including RMB1,232,804 and RMB771,798 from the consolidated trusts as of December 31, 2023 and 2024, respectively)	3,381,107	2,353,384	322,412
Short term investments	15,000	3,394,073	464,987
Security deposit prepaid to third-party guarantee companies	207,071	162,617	22,278
Funds receivable from third party payment service providers	1,603,419	462,112	63,309
Accounts receivable and contract assets, net (net of allowance of RMB299,265 and RMB261,496 as of December 31, 2023 and 2024, respectively)	2,909,245	2,214,530	303,389
Financial assets receivable, net (net of allowance of RMB462,709 and RMB390,649 as of December 31, 2023 and 2024, respectively)	2,522,543	1,553,912	212,885
Amounts due from related parties (net of allowance of RMB25,150 and RMB7,030 as of December 31, 2023 and 2024, respectively)	45,346	8,510	1,166
Loans receivable, net (including RMB9,318,315 and RMB6,956,948 from the consolidated trusts as of December 31, 2023 and 2024, respectively)	24,604,487	26,714,428	3,659,862
Prepaid expenses and other assets (including RMB92,287 and RMB109,428 from the consolidated trusts as of December 31, 2023 and 2024, respectively)	329,920	1,464,586	200,647
Total current assets	39,796,028	42,780,568	5,860,913
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB21,411 and RMB10,540 as of December 31, 2023 and 2024, respectively)	146,995	27,132	3,717
Financial assets receivable, net-noncurrent (net of allowance of RMB112,687 and RMB55,440 as of December 31, 2023 and 2024, respectively)	596,330	170,779	23,397
Amounts due from related parties, non-current (net of allowance of RMB630 and RMB5 as of December 31, 2023 and 2024, respectively)	4,240	51	7
Loans receivable, net-noncurrent (including RMB268,215 and RMB631,575 from the consolidated trusts as of December 31, 2023 and 2024, respectively)	2,898,005	2,537,749	347,670
Property and equipment, net	231,221	362,774	49,700
Land use rights, net	977,461	956,738	131,073
Intangible assets	13,443	11,818	1,619
Goodwill	41,210	42,414	5,811
Deferred tax assets	1,067,738	1,206,325	165,266
Other non-current assets	45,901	36,270	4,969
Total non-current assets	6,022,544	5,352,050	733,229
TOTAL ASSETS	45,818,572	48,132,618	6,594,142
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 1 and 2):
Current liabilities:
Payable to investors of the consolidated trusts-current	8,942,291	8,188,454	1,121,814
Accrued expenses and other current liabilities	2,016,039	2,492,921	341,529
Amounts due to related parties	80,376	67,495	9,247
Short term loans	798,586	1,369,939	187,681
Guarantee liabilities-stand ready	3,949,601	2,383,202	326,497
Guarantee liabilities-contingent	3,207,264	1,820,350	249,387
Income tax payable	742,210	1,040,687	142,574
Other tax payable	163,252	109,161	14,955
Total current liabilities	19,899,619	17,472,209	2,393,684
Non-current liabilities:
Deferred tax liabilities	224,823	439,435	60,202
Payable to investors of the consolidated trusts-noncurrent	3,581,800	5,719,600	783,582
Other long-term liabilities	102,473	255,155	34,956
Total non-current liabilities	3,909,096	6,414,190	878,740
TOTAL LIABILITIES	23,808,715	23,886,399	3,272,424
Commitments and Contingencies (Note 18)
SHAREHOLDERS’ EQUITY
Ordinary shares (USD0.00001 par value per share 5,000,000,000 shares authorized, 326,552,504 shares issued and 315,226,128 shares outstanding as of December 31, 2023, and 296,540,988 shares issued and283,981,320 shares outstanding as of December 31, 2024, respectively)	22	21	3
Treasury stock	(384,637)	(1,113,608)	(152,564)
Additional paid-in capital	6,059,439	4,339,413	594,497
Retained earnings	16,297,316	20,952,340	2,870,459
Other comprehensive (loss) income	(34,657)	11,877	1,627
TOTAL QIFU TECHNOLOGY INC EQUITY	21,937,483	24,190,043	3,314,022
Non-controlling interests	72,374	56,176	7,696
TOTAL EQUITY	22,009,857	24,246,219	3,321,718
TOTAL LIABILITIES AND EQUITY	45,818,572	48,132,618	6,594,142

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:
Credit driven services	11,586,251	11,738,560	11,719,027	1,605,500
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB13,266, RMB5,931 and RMB2,052 for the years ended December 31, 2022, 2023 and 2024, respectively)	2,086,414	1,667,119	1,016,514	139,262
Financing income	3,487,951	5,109,921	6,636,511	909,198
Revenue from releasing of guarantee liabilities(including revenue from related parties of RMB8,843 , RMB42,499 and RMB15,544 for the years ended December 31, 2022, 2023 and 2024, respectively)	5,899,153	4,745,898	3,695,017	506,215
Other services fees	112,733	215,622	370,985	50,825
Platform services	4,967,679	4,551,467	5,446,629	746,185
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB1,009,170, RMB199,185 and RMB24,064 for the years ended December 31, 2022, 2023 and 2024, respectively)	4,124,726	3,213,955	2,116,797	290,000
Referral services fees (including revenue from related parties of RMB109,469, RMB8,601 and RMB1,973 for the years ended December 31, 2022, 2023 and 2024, respectively)	561,372	950,016	2,842,637	389,440
Other services fees (including revenue from related parties of RMB58,490, RMB45,552 and RMB17,915 for the years ended December 31, 2022, 2023 and 2024, respectively)	281,581	387,496	487,195	66,745
Total net revenue	16,553,930	16,290,027	17,165,656	2,351,685
Operating costs and expenses:
Facilitation, origination and servicing (including costs charged by related parties of RMB129,173, RMB118,849 and RMB116,511 for the years ended December 31, 2022, 2023 and 2024, respectively)	2,373,458	2,659,912	2,900,704	397,395
Funding costs	504,448	645,445	590,935	80,958
Sales and marketing (including expenses charged by related parties of RMB406,096, RMB223,627 and RMB103,786 for the years ended December 31, 2022, 2023 and 2024, respectively)	2,206,948	1,939,885	1,725,877	236,444
General and administrative (including expenses charged by related parties of RMB16,937 , RMB13,610 and RMB13,110 for the years ended December 31, 2022, 2023 and 2024, respectively)	412,794	421,076	449,505	61,582
Provision for loans receivable	1,580,306	2,151,046	2,773,323	379,944
Provision for financial assets receivable (including provision generated from related parties of RMB2,662, RMB633 and RMB(200) for the years ended December 31, 2022, 2023 and 2024, respectively)	397,951	386,090	296,857	40,669
Provision for accounts receivable and contract assets (including provision charged by related parties of RMB14,123, RMB(10,197) and RMB1,861 for the years ended December 31, 2022, 2023 and 2024, respectively)	238,065	175,799	421,481	57,743
Provision for contingent liabilities	4,367,776	3,053,810	478,404	65,541
Total operating costs and expenses	12,081,746	11,433,063	9,637,086	1,320,276
Income from operations	4,472,184	4,856,964	7,528,570	1,031,409
Interest income, net	182,301	217,307	237,015	32,471
Foreign exchange (loss) gain	(160,225)	2,356	1,512	207
Investment loss	(19,888)	(30,112)	—	—
Other income, net	268,000	230,936	125,325	17,169
Income before income tax expense	4,742,372	5,277,451	7,892,422	1,081,256
Income tax expense	(736,804)	(1,008,874)	(1,644,306)	(225,269)
Net income	4,005,568	4,268,577	6,248,116	855,987
Net loss attributable to non-controlling interests	18,605	16,759	16,198	2,219
Net income attributable to ordinary shareholders of the Company	4,024,173	4,285,336	6,264,314	858,206
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	12.87	13.36	21.02	2.88
Diluted	12.50	13.04	20.64	2.83
Weighted average shares used in calculating net income per ordinary share
Basic	312,589,273	320,749,805	298,012,150	298,012,150
Diluted	322,018,510	328,508,945	303,449,864	303,449,864
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.(1)
Basic	25.74	26.72	42.04	5.76
Diluted	25.00	26.08	41.28	5.66

(1)Based on ADS ratio of 1 ADS to 2 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Net income	4,005,568	4,268,577	6,248,116	855,987
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	59,157	17,118	46,534	6,375
Other comprehensive income	59,157	17,118	46,534	6,375
Total comprehensive income	4,064,725	4,285,695	6,294,650	862,362
Comprehensive loss attributable to non-controlling interests	18,605	16,759	16,198	2,219
Comprehensive income attributable to ordinary shareholders	4,083,330	4,302,454	6,310,848	864,581

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Number Of		Additional		Accumulated	Other	Non-
	outstanding	Ordinary	Paid-in	Treasury	Retained	Comprehensive	controlling	Total
	shares	shares	Capital	stock	Earnings	(loss)Income	interests	Equity
		RMB (1)	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	310,486,975	22	5,672,267	—	9,642,506	(110,932)	12,746	15,216,609
Issuance of ordinary shares – exercise of options and vesting of restricted shares	5,935,088	—	—	—	—	—	—	—
Issuance of ordinary shares – global offering, net of issuance costs of RMB31,695	6,370,000	—	223,221	—	—	—	—	223,221
Share-based compensation	—	—	199,737	—	—	—	—	199,737
Dividends to shareholders	—	—	—	—	(862,995)	—	—	(862,995)
Other comprehensive loss	—	—	—	—	—	59,157	—	59,157
Net income (loss)	—	—	—	—	4,024,173	—	(18,605)	4,005,568
Contribution by non-controlling interests holders to a subsidiary	—	—	—	—	—	—	90,000	90,000
Balance as of December 31, 2022	322,792,063	22	6,095,225	—	12,803,684	(51,775)	84,141	18,931,297
Issuance of ordinary shares – exercise of options and vesting of restricted shares	3,306,235	—	—	—	—	—	—	—
Repurchase and retirement of ordinary shares	(10,872,170)	—	(221,390)	(384,637)	(30,152)	—	—	(636,179)
Share-based compensation	—	—	185,604	—	—	—	—	185,604
Dividends to shareholders	—	—	—	—	(761,552)	—	—	(761,552)
Other comprehensive income	—	—	—	—	—	17,118	—	17,118
Acquisition of a subsidiary	—	—	—	—	—	—	4,992	4,992
Net income (loss)	—	—	—	—	4,285,336	—	(16,759)	4,268,577
Balance as of December 31, 2023	315,226,128	22	6,059,439	(384,637)	16,297,316	(34,657)	72,374	22,009,857
Issuance of ordinary shares – exercise of options and vesting of restricted shares	6,801,342	1	—	—	—	—	—	1
Repurchase and retirement of ordinary shares	(38,046,150)	(2)	(1,887,639)	(728,971)	(356,580)	—	—	(2,973,192)
Share-based compensation	—	—	167,613	—	—	—	—	167,613
Dividends to shareholders	—	—	—	—	(1,252,710)	—	—	(1,252,710)
Other comprehensive income	—	—	—	—	—	46,534	—	46,534
Net income (loss)	—	—	—	—	6,264,314	—	(16,198)	6,248,116
Balance as of December 31, 2024	283,981,320	21	4,339,413	(1,113,608)	20,952,340	11,877	56,176	24,246,219
(1)	The amount less than RMB1 is rounded to zero.

The accompanying notes are an integral part of these consolidated financial statements.

QIFU TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income	4,005,568	4,268,577	6,248,116	855,987
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and reduction in right-of-use assets	76,983	73,762	74,894	10,260
Share-based compensation	199,737	185,604	167,613	22,963
Investment loss	19,888	30,112	—	—
Provision for loan principal, financial assets receivables and other receivables	2,216,322	2,712,936	3,491,661	478,356
Provision for contingent liabilities	4,367,776	3,053,810	478,404	65,541
Foreign exchange loss (gain)	160,225	(2,356)	(1,512)	(207)
Fair value change of foreign exchange options	(4,704)	4,527	—	—
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(1,005,630)	(444,638)	1,141,307	156,358
Accounts receivable and contract assets	(33,157)	(123,379)	367,808	50,389
Financial assets receivable	338,000	143,463	1,079,514	147,893
Prepaid expenses and other assets	987	58,265	(1,088,735)	(149,156)
Security deposit prepaid to third-party guarantee companies	478,187	189,628	44,454	6,090
Deferred tax	(205,044)	78,097	76,025	10,415
Other non-current assets	(53,002)	(28,011)	(27,711)	(3,796)
Amounts due to related parties	443,103	355,262	28,144	3,856
Guarantee liabilities	(4,932,263)	(3,435,682)	(3,431,717)	(470,143)
Income tax payable	36,903	76,333	298,477	40,891
Other tax payable	(58,971)	13,038	(11,354)	(1,555)
Accrued expenses and other current liabilities	(105,634)	52,626	485,684	66,538
Other long-term liabilities	8,556	(7,269)	(4,160)	(570)
Interest receivable/ payable	(31,315)	(136,355)	(73,601)	(10,083)
Net cash provided by operating activities	5,922,515	7,118,350	9,343,311	1,280,027
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(26,973)	(84,554)	(153,150)	(20,981)
Investment in loans receivable	(59,826,361)	(92,202,671)	(102,799,121)	(14,083,422)
Collection of investment in loans receivable	52,556,851	81,131,580	98,311,782	13,468,659
Capital injection to investees	(9,182)	(20,845)	(17,771)	(2,435)
Purchase of short-term investments	(57,000)	(248,361)	(4,641,665)	(635,905)
Purchase of foreign exchange options	(14,549)	—	—	—
Proceeds from disposal of short-term investments	17,890	303,301	1,308,446	179,256
Acquisition of subsidiaries, net of cash received	—	(26,239)	(2,602)	(356)
Disposal of subsidiaries and other business units, net of cash received	3,349	—	—	—
Net cash used in investing activities	(7,355,975)	(11,147,789)	(7,994,081)	(1,095,184)
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon Secondary Listing net of issuance cost of RMB31,695	254,916	—	—	—
Payment of Secondary Listing costs	(15,791)	(16,023)	—	—
Repayment of short term loans	(642,952)	(176,000)	(1,318,586)	(180,646)
Repayment of long-term loans	—	—	(369)	(51)
Proceeds from short-term loans	340,179	824,586	1,889,939	258,921
Proceeds from long-term loans	17,854	72,767	157,211	21,538
Cash received from investors of the consolidated trusts	8,570,920	10,410,300	13,453,001	1,843,054
Cash paid to investors of the consolidated trusts	(4,325,292)	(8,471,288)	(12,059,532)	(1,652,149)
Contribution from non-controlling interests	90,000	—	—	—
Stock repurchase	—	(636,179)	(2,973,192)	(407,326)
Dividend to shareholders	(988,586)	(941,705)	(1,262,935)	(173,021)
Loans received from non-controlling interests	3,000	—	—	—
Loans payment to non-controlling interests	(90,000)	—	—	—
Cash repayment to a related party	(10,180)	—	—	—
Net cash from provided by (used in)financing activities	3,204,068	1,066,458	(2,114,463)	(289,680)
Effect of foreign exchange rate changes	(18,192)	9,615	12,036	1,649
Net increase (decrease) in cash and cash equivalents	1,752,416	(2,953,366)	(753,197)	(103,188)
Cash, cash equivalents, and restricted cash, beginning of year	8,759,947	10,512,363	7,558,997	1,035,578
Cash, cash equivalents, and restricted cash, end of year	10,512,363	7,558,997	6,805,800	932,390
Supplemental disclosures of cash flow information:
Income taxes paid	(904,947)	(852,562)	(1,264,982)	(173,302)
Interest paid (not including interest paid to investors of consolidated trusts)	(10,862)	(12,868)	(18,585)	(2,546)
Supplemental disclosure of significant non-cash investing and financing activities:
Payables for dividends:	177,518	—	—	—
Payables for capitalized issuance costs	15,904	—	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	7,165,584	4,177,890	4,452,416	609,978
Restricted cash	3,346,779	3,381,107	2,353,384	322,412
Total cash, cash equivalents, and restricted cash	10,512,363	7,558,997	6,805,800	932,390

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

The Company’s significant subsidiaries and its consolidated VIEs as of December 31, 2024 are as follows:

	Date of	Place of
	Incorporation	Incorporation
Subsidiaries
HK Qirui International Technology Company Limited (“HK Qirui”)	June 14, 2018	Hong Kong
Shanghai Qiyue Information & Technology Co., Ltd. (“Qiyue”)	August 7, 2018	PRC
Shanghai Qidi Information Technology Co., Ltd. (“Qidi”)	June 27, 2019	PRC
Beihai Qi’ang Information & Technology Co., Ltd. (“Qi’ang”)	December 27, 2022	PRC
VIEs and VIEs’ Subsidiaries
Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”)	July 25, 2016	PRC
Fuzhou Qifu Online Microcredit Co., Ltd. (“Fuzhou Microcredit”)	March 30, 2017	PRC
Fuzhou Qifu Financing Guarantee Co., Ltd. (“Fuzhou Guarantee”)	June 29, 2018	PRC
Beihai Yunhua Information & Technology Co., Ltd. (“Beihai Yunhua”)	June 16, 2022	PRC

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

The VIEs hold leases and other assets necessary to provide services and generate the majority of the Company’s revenues. To provide the Company effective control over the VIEs and the ability to receive substantially all of the economic benefits of the VIEs, a series of contractual arrangements were entered into amongst Qiyue (“WFOE”), VIEs and their beneficial shareholders. In June 2022, the set of VIE agreements was terminated and replaced by a set of new VIE agreements signed by the same parties, with no material changes to the major terms.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Voting Proxy Agreement

Pursuant to the voting proxy agreement entered into among WFOE, Qiyu and Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd. “Qibutianxia”), the sole registered shareholder of Qiyu, Qibutianxia would irrevocably authorize the WFOE or any person designated by the WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of Qiyu, including, but not limited to, the right: (i) to convene and participate in shareholders’ meetings pursuant to the constitutional documents of Qiyu in the capacity of a proxy of Qibutianxia; (ii) to exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Qiyu, on behalf of Qibutianxia, and adopt resolutions, including but not limited to dividend rights, sale or transfer or pledge or disposal of part or all of Qiyu’s equity; (iii) to nominate, designate or appoint and remove the legal representative, directors, supervisors and other senior management of Qiyu pursuant to the constitutional documents of Qiyu.

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

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	December 31,
	2023	2024
	RMB	RMB
ASSETS
Cash and cash equivalents	4,037,256	4,005,463
Restricted cash	2,148,303	1,581,586
Short term investments	15,000	222
Security deposit prepaid to third-party guarantee companies	207,071	162,617
Funds receivable from third party payment service providers	1,603,419	462,112
Accounts receivable and contract assets, net	2,282,190	981,541
Financial assets receivable, net	2,522,543	1,553,912
Amounts due from related parties	13,056	3,773
Loans receivable, net	15,286,172	19,757,480
Prepaid expenses and other assets	216,087	1,286,259
Accounts receivable and contract assets, net-noncurrent	135,300	21,538
Financial assets receivable, net-non current	596,330	170,779
Amounts due from related parties, non-current	4,178	14
Loans receivable, net-noncurrent	2,629,790	1,906,174
Property and equipment, net	211,041	348,706
Land use rights, net	977,461	956,738
Intangible assets	4,096	2,616
Deferred tax assets	1,005,666	1,124,612
Other non-current assets	23,327	23,256
Total Assets	33,918,286	34,349,398

LIABILITIES
Accrued expenses and other current liabilities	1,805,929	2,150,644
Amounts due to related parties	80,376	67,495
Short term loans	798,586	1,359,601
Guarantee liabilities-stand ready	3,949,601	2,383,202
Guarantee liabilities-contingent	3,207,264	1,820,350
Income tax payable	648,893	618,932
Other tax payable	126,765	17,965
Deferred tax liabilities	69,477	64,395
Other long-term liabilities	95,638	253,136
Total liabilities	10,782,529	8,735,720

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Net revenue	12,983,458	12,902,396	13,826,053
Net income	2,443,983	3,178,907	6,156,470

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Net cash provided by operating activities	3,891,528	4,406,482	8,355,774
Net cash used in investing activities	(6,750,277)	(11,176,472)	(5,837,683)
Net cash provided by (used in) financing activities	(578)	721,352	717,857

The consolidated VIEs contributed 78%, 79% and 81% of the Group’s consolidated revenue for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the consolidated VIEs accounted for an aggregate of 74% and 71%, respectively, of the consolidated total assets, and 45% and 37%, respectively, of the consolidated total liabilities.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends.

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

In 2022, the Group received letter of approval for listing and transferring ABS on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB2.9 billion and RMB2.5 billion, respectively. In 2023, the Group also received letter of approval for listing and transferring ABS on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB7.0 billion and RMB5.5 billion, respectively. In 2024, the Group also received letter of approval for listing and transferring ABS on Shanghai Stock Exchange, Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors within the issue scale of RMB6.1 billion, RMB7.3 billion and RMB1.8 billion, respectively. After proceeds are collected from ABS issuances, the trust beneficial rights, or the loans receivable, were transferred, as underlying assets, to the ABS plans. The beneficial rights and loans receivable of RMB5.4 billion, RMB6.9 billion and RMB6.8 billion in trusts were transferred to the ABS plans for the years ended December 31, 2022, 2023 and 2024, respectively. The loans receivable of RMB2.6 billion, RMB5.6 billion and RMB8.4 billion in Fuzhou Microcredit were transferred to the ABS plans for the years ended December 31, 2022, 2023 and 2024, respectively. The ABS plans were securitized and listed on Shanghai Stock Exchange, Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors, with terms of one or two years. As of December 31, 2024, the Group held the whole subordinated tranche securities to provide credit enhancement. The underlying trusts were continued to be consolidated by the Group and senior tranche securities held by external financial institution partners were recorded as “payable to investors of the consolidated trusts – current” with the balance of RMB5,043,700 and RMB3,788,200 as of December 31, 2023 and 2024, respectively and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB1,403,800 and RMB2,260,600 as of December 31, 2023 and 2024, respectively on the consolidated balance sheet. Loans receivable remains on balance sheet of Fuzhou Microcredit and the senior tranche securities of the ABS plans held by external financial institution partners were recorded as “payable to investors of the consolidated trusts – current” with the balance of RMB3,838,800 and RMB4,349,967 as of December 31, 2023 and 2024, respectively and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB2,178,000 and RMB3,459,000 as of December 31, 2023 and 2024, respectively on the consolidated balance sheet.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

As of December 31, 2023 and 2024, the balance of delinquent loans repurchased by the Group from the consolidated trusts are RMB1,161,868 and RMB1,643,309, respectively. As of December 31, 2023 and 2024, the balance of performing loans upon liquidation of certain consolidated trusts repurchased by the Group from the consolidated trusts per the contracts agreed with the counterparty are RMB11,914 and RMB11,615, respectively.

For the years ended December 31, 2022, 2023 and 2024, the provision for loan losses of RMB673,382, RMB766,551 and RMB798,886 were charged to the consolidated statements of operations, respectively. Loans receivable of RMB714,630, RMB759,223 and RMB658,030 of are written off for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2023	December 31, 2024
	RMB	RMB
ASSETS
Restricted cash	1,232,804	771,798
Loans receivable, net	9,318,315	6,956,948
Prepaid expenses and other assets	92,287	109,428
Loans receivable, net-noncurrent	268,215	631,575
Total Assets	10,911,621	8,469,749

	December 31, 2023	December 31, 2024
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	8,942,291	8,188,454
Accrued expenses and other current liabilities	10,120	13,455
Other tax payable	4,314	50,719
Payable to investors of the consolidated trusts-noncurrent	3,581,800	5,719,600
Total liabilities	12,538,525	13,972,228

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenue	2,275,833	2,350,404	2,470,358
Net income	1,101,477	948,139	1,121,050

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by operating activities	1,784,344	1,664,700	1,946,359
Net cash (used in)/ provided by investing activities	(609,509)	110,926	1,195,793
Net cash provided by financing activities	4,245,628	1,939,011	1,393,467

The consolidated trusts contributed 14%, 14% and 14% of the Group’s consolidated revenue for the years ended December 31, 2022, 2023 and 2024 respectively. As of December 31, 2023 and December 31, 2024, the consolidated trusts accounted for an aggregate of 24% and 18%, respectively, of the consolidated total assets, and 53% and 58% respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

The Group believes that the assets of the consolidated trusts could only be used to settle the obligations of the consolidated trusts.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, financial assets receivable, guarantee liabilities, allowance for loans receivable, allowance for uncollectible accounts receivable and contract assets, allowance for financial assets receivable.

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

The Group recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. To achieve that core principle, the Group applies the following steps:

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Revenue from releasing of guarantee liabilities

For the years ended December 2022, 2023 and 2024, revenue from guarantee liabilities were RMB5,899,153, RMB4,745,898 and RMB3,695,017, respectively.

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

For the years ended December 31, 2022, 2023 and 2024, RMB561,372, RMB950,016 and RMB2,842,637 were generated from the referral service, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Other service fees

Other service fees mainly pertain to the revenue from late fees from borrowers under off-balance capital heavy loans and capital light loans.

The following table presents the disaggregation of revenue for the years ended December 31, 2022, 2023 and 2024:

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2022	2023	2024
		RMB	RMB	RMB
Credit driven services		11,586,251	11,738,560	11,719,027
Loan facilitation and servicing fees-capital heavy		2,086,414	1,667,119	1,016,514
Revenue from loan facilitation services	At a point in time	1,442,100	1,081,699	638,814
Revenue from post-facilitation services	Overtime	644,314	585,420	377,700
Financing income	Overtime	3,487,951	5,109,921	6,636,511
Revenue from releasing of guarantee liabilities	Overtime	5,899,153	4,745,898	3,695,017
Other services fees	At a point in time	112,733	215,622	370,985
Platform services		4,967,679	4,551,467	5,446,629
Loan facilitation and servicing fees-capital light		4,124,726	3,213,955	2,116,797
Revenue from loan facilitation services	At a point in time	2,656,511	2,096,085	1,246,541
Revenue from post-facilitation services	Overtime	1,468,215	1,117,870	870,256
Referral services fees	At a point in time	561,372	950,016	2,842,637
Other services fees	At a point in time/Overtime	281,581	387,496	487,195
Total net revenue		16,553,930	16,290,027	17,165,656

Total revenue recognized at a point in time is RMB4,940 million, RMB4,485 million and RMB5,372 million for the years ended December 31, 2022, 2023 and 2024. Total revenue recognized over time is RMB11,614 million, RMB11,805 million and RMB11,794 million for the years ended December 31, 2022, 2023 and 2024.

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

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2023 and 2024 are RMB1,138,557 and RMB551,785, respectively, all of which pertain to post- origination service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 87% and 83% of the remaining performance obligations as of December 31, 2023 and 2024 respectively, with the remainder recognized thereafter.

The Group determines that acquisition cost paid for financial institution partners based on the amount of loans facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Revenue adjustments to performance obligations satisfied (or partially satisfied) in prior periods primarily due to changes in variable consideration were RMB330,351 for the years ended December 31, 2022. There is no significant adjustment related to this aspect for the year ended December 31, 2023 and 2024.

The Group is subject to value-added tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB653,023, RMB991,176 and RMB1,044,160, respectively, for the years ended December 31, 2022, 2023 and 2024.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Restricted cash

Restricted cash represents:

(i)	Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2023 and 2024, the amount of restricted cash related to deposit to the funding banks is RMB2,148,303 and RMB1,106,378 respectively.
(ii)	Pledged term deposit for short term loans. As of December 31, 2024, the amount of pledged term deposit is RMB475,208.
(iii)	Cash held by the trusts and ABS plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement and ABS plan. Substantially all trusts and ABS plans have a maximum operating period of three years. The cash in the trusts and ABS plans is not available to fund the general liquidity needs of the Group.

Short-term investments

Short-term investments consist primarily of investments in terms deposits, wealth management products and swaps and forwards. The Group invests in term deposits which have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. Term deposits are bank deposits with original maturities longer than three months but less than one year. Wealth management products and swaps and forwards are measured at fair value and the Group has intention to redeem or settle within one year.

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

As of December 31, 2023 and 2024, the Group’s long-term financial instruments that are not reported at fair value on balance sheet include loans receivable, payable to investors of the consolidated trusts, accounts receivable and contract assets and financial assets receivable. Fair values of these financial instruments are estimated using a discounted cash flow model based on contractual cash flows. The fair values of loans receivable, accounts receivable and contract assets, financial assets receivable are classified as Level 3 fair value measurement due to the significant unobservable inputs concerning the estimation of default rate. The fair value of payable to investors of the consolidated trusts is classified as Level 2 fair value measurement.

As of December 31, 2023 and 2024, the differences between fair values and carrying amount for loans receivable and payable to investors are due to the discount factor or interests in future periods, and the fair value approximates the carrying amount. For accounts receivable and contract assets, financial assets receivable, the differences are due to the discount factor solely and the fair value approximates the carrying amount.

As of December 31, 2024, the Group has wealth management products and swaps and forwards that are recorded at fair value subsequent to initial recognition on a recurring basis. The fair value of such short term investments amount to RMB160,028, which is estimated based on interbank market quoted price and is classified as Level 2 in the fair value hierarchy. As of December 31, 2023, the Group has no financial instruments that are recorded at fair value subsequent to initial recognition on a recurring basis. Fair value measurement on a nonrecurring basis for the year ended December 31, 2022 and 2023 included that used in impairment of an equity investment which was classified as a Level 3 fair value measurement.

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

Depreciation expense on property and equipment for the years ended December 31, 2022, 2023 and 2024 were RMB14,256, RMB15,426 and RMB12,931, respectively.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s business acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. As of December 31, 2024, goodwill related to the reporting unit was not impaired and therefore no impairment loss was recognized.

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

Guarantee liabilities – continued

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

Under capital light model, in the condition of no guarantee service provided, the Group does not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the years ended December 31, 2023 and 2024.

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

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated statements of operations (see accounting policy of “Allowance for credit losses”). Impairment losses of RMB395,289, RMB408,585 and RMB314,879 were recorded in the consolidated statements of operations during the years ended December 31, 2022, 2023 and 2024, respectively.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Facilitation, origination and servicing – continued

Facilitation and origination expense includes expense related to the Group’s borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB19.9 million, RMB12.2 million and RMB6.0 million of cash reward for the years ended December 31, 2022, 2023 and 2024, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of various marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, the advertising and marketing related expenses were RMB1,929,186, RMB1,693,585 and RMB1,443,261, respectively.

Funding costs

Funding cost consists of interest expense the Group pays to financial institution partners of the consolidated trusts, and issuance costs incurred by the consolidated trusts.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and it is probable that the underlying requirements if any, will be met. The government grants received by the Group is RMB231,568, RMB189,930 and RMB112,564 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2023 and 2024.

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

Certain risks and concentrations

As of December 31, 2022, 2023 and 2024, substantially all of the Group’s cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC, which management considers to be of high credit quality.

For the year ended December 31, 2022, there was no financial institution partner funded loans which generated greater than 10% of the total revenues. For the year ended December 31, 2023, financial institution partner A funded loans which generated greater than 10% of the total revenues. For the year ended December 31, 2024, financial institution partner A funded loans which generated greater than 10% of the total revenues.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Share-based compensation – continued

The share-based compensation expense related to the award which contains both service-based and performance-based vesting condition will be recognized when it is probable that the performance-based condition will be met. The probability of the performance condition to be met is not reflected when determining the fair value of the award. For some restricted shares subject to service, performance and market conditions, the market conditions are considered when derterming the grant date fair value. For awards with market and/or performance conditions, the individual cost of each vesting is amortized separately over each individual service period (the “graded vesting” method). The Group evaluates the probability of achieving the performance criteria throughout the performance period, and will adjust share-based compensation expense if it estimates that the achievement of the performance criteria is not probable.

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

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, changes in equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions, and the Group cannot utilize the contributed amount for future obligations if employee left the Group. The total amount that was expensed as incurred was RMB179,859, RMB198,459 and RMB238,577 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group’s CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items.

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

Recent accounting pronouncements

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. The Group adopted this guidance on January, 1 2024 and it did not have material impact on the Group’s consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Group is assessing the impact of this guidance, however, it is not expected to have a material impact to the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The Group’s accounts receivable as of December 31, 2023 and 2024 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2023	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	10,754	—	10,754
Total	10,754	—	10,754

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2024	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	20,945	—	20,945
Total	20,945	—	20,945

The movement of allowance for uncollectible accounts receivables for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Opening	Current		Ending
	balance as of	year net	Write off in	balance as of
	January 1,	(reversal)	the current	December 31,
	2022	provision	year	2022
Accounts receivable from loan facilitation service	375	—	(375)	—
Accounts receivable from post facilitation service	1,683	—	(1,683)	—
Total	2,058	—	(2,058)	—

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2023	provision	year	2023
Accounts receivable from loan facilitation service	—	—	—	—
Accounts receivable from post facilitation service	—	—	—	—
Total	—	—	—	—

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2024	provision	year	2024
Accounts receivable from loan facilitation service	—	—	—	—
Accounts receivable from post facilitation service	—	—	—	—
Total	—	—	—	—

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

The Group’s contract assets as of December 31, 2023 and 2024 are as follows:

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2023	Contract assets	Contract assets	net
Contract assets from loan facilitation service	2,561,082	(276,307)	2,284,775
Contract assets from post facilitation service	312,438	(44,369)	268,069
Contract assets from referral services	492,642	—	492,642
Total	3,366,162	(320,676)	3,045,486

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2024	Contract assets	Contract assets	net
Contract assets from loan facilitation service	1,225,550	(208,720)	1,016,830
Contract assets from post facilitation service	210,664	(63,316)	147,348
Contract assets from referral services	1,056,539	—	1,056,539
Total	2,492,753	(272,036)	2,220,717

The movement of allowance for uncollectible contract assets for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2022	provision	year	2022
Contract assets from loan facilitation service	287,397	158,696	(157,728)	288,365
Contract assets from post facilitation service	26,457	65,247	(65,103)	26,601
Total	313,854	223,943	(222,831)	314,966

	Opening				Ending
	balance as of		Current	Write off in	balance as of
	January 1,		year net	the current	December 31,
	2023	Reclassification(1)	provision	year	2023
Contract assets from loan facilitation service	288,365	19,619	123,001	(154,678)	276,307
Contract assets from post facilitation service	26,601	3,123	74,155	(59,510)	44,369
Total	314,966	22,742	197,156	(214,188)	320,676

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2024	provision	year	2024
Contract assets from loan facilitation service	276,307	295,839	(363,426)	208,720
Contract assets from post facilitation service	44,369	148,957	(130,010)	63,316
Total	320,676	444,796	(493,436)	272,036

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

The Group’s contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2023 and 2024 are as follows:

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2023	assets	and contract assets	Assets, net
Contract assets from loan facilitation service	41,809	(18,542)	23,267
Contract assets from post facilitation service	6,428	(4,326)	2,102
Contract assets from referral services	(1,360)	—	(1,360)
Total	46,877	(22,868)	24,009

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2024	assets	and contract assets	Assets, net
Contract assets from loan facilitation service	4,949	(3,942)	1,007
Contract assets from post facilitation service	2,979	(1,821)	1,158
Contract assets from referral services	58	—	58
Total	7,986	(5,763)	2,223

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the year ended December 31, 2022, 2023 and 2024 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2022	provision	year	2022

Contract assets from loan facilitation service	120,208	(4,334)	(27,526)	88,348
Contract assets from post facilitation service	1,809	18,457	(13,007)	7,259
Total	122,017	14,123	(40,533)	95,607

	Opening		Current		Ending
	balance as of		year net	Write off in	balance as of
	January 1,		(reverse)	the current	December 31,
	2023	Reclassification(1)	provision	year	2023
Contract assets from loan facilitation service	88,348	(19,619)	(22,554)	(27,633)	18,542
Contract assets from post facilitation service	7,259	(3,123)	11,745	(11,555)	4,326
Total	95,607	(22,742)	(10,809)	(39,188)	22,868

	Opening	Current		Ending
	balance as of	year net	Write off in	balance as of
	January 1,	(reversal)	the current	December 31,
	2024	provision	year	2024
Contract assets from loan facilitation service	18,542	(1,968)	(12,632)	3,942
Contract assets from post facilitation service	4,326	3,941	(6,446)	1,821
Total	22,868	1,973	(19,078)	5,763

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

The principal of accounts receivable and contract assets by year of origination:

	2023	2022	2021	Total
As of December 31, 2023
Loan facilitation service	2,260,534	300,405	143	2,561,082
Post facilitation service	273,753	38,684	1	312,438
Referral Service	502,516	880	—	503,396
Total	3,036,803	339,969	144	3,376,916

	2024	2023	2022	Total
As of December 31, 2024
Loan facilitation service	1,009,370	180,515	35,665	1,225,550
Post facilitation service	176,794	14,366	19,504	210,664
Referral Service	1,074,429	2,447	608	1,077,484
Total	2,260,593	197,328	55,777	2,513,698
(1)

Jinshang ceased to be a related party of the Company in 2023 and therefore outstanding balance with Jinshang is reclassified from amount due from related parties into accounts receivable and contract assets. See Note 11 Related party balances and transactions.

4.FINANCIAL ASSETS RECEIVABLE, NET

The Group’s financial assets receivable as of December 31, 2023 and 2024 are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Financial assets receivable	3,694,269	2,170,780
Allowance for uncollectible receivables	(575,396)	(446,089)
Financial assets receivable, net	3,118,873	1,724,691

The movement of financial assets receivable for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Balance at beginning of year	4,897,854	4,225,014	3,694,269
Addition in the current year	5,582,287	4,906,586	2,350,319
Collection in the current year	(5,920,287)	(5,050,047)	(3,429,622)
Write-off	(334,840)	(387,284)	(444,186)
Balance at end of year	4,225,014	3,694,269	2,170,780

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.FINANCIAL ASSETS RECEIVABLE, NET – continued

The movement of allowance for uncollectible receivables for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Balance at beginning of year	493,646	554,095	575,396
Current year net provision	395,289	408,585	314,879
Write-off	(334,840)	(387,284)	(444,186)
Balance at end of year	554,095	575,396	446,089

The Group’s financial assets receivable generated from related parties and recorded in amounts due from related parties as of December 31, 2023 and 2024 are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Financial assets receivable	12,717	1,227
Allowance for uncollectible receivables	(2,912)	(1,272)
Financial assets receivable, net	9,805	(45)

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2022,2023 and 2024 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	—	42,724	12,717
Addition in the current year	51,417	19,981	—
Collection in the current year	(8,679)	(49,581)	(10,062)
Write-off	(14)	(407)	(1,428)
Balance at end of year	42,724	12,717	1,227

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.FINANCIAL ASSETS RECEIVABLE, NET – continued

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2022,2023 and 2024 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	—	2,648	2,912
Current year net provision	2,662	671	(212)
Write-off	(14)	(407)	(1,428)
Balance at end of year	2,648	2,912	1,272

The following table summarizes the aging of the Group’s financial assets receivable.

		31-60	over 60		Total
	0-30 days	days	days		financial
	past	past	past		assets
	due	due	due	Current	receivable
December 31, 2023	43,370	45,332	—	3,605,567	3,694,269
December 31, 2024	20,764	23,495	—	2,126,521	2,170,780

The principal of financial assets receivable by year of origination:

	2023	2022	2021	Total
December 31, 2023	3,021,956	636,652	35,661	3,694,269

	2024	2023	2022	Total
December 31, 2024	1,491,165	549,475	130,140	2,170,780

5.LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Loans receivable	29,373,923	31,946,604
Less allowance for loan losses	(1,871,431)	(2,694,427)
Loans receivable, net	27,502,492	29,252,177

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

5.LOANS RECEIVABLE, NET – continued

As of December 31, 2023 and 2024, the accrued interest receivables are RMB275,557 and RMB311,226 (net of allowance RMB17,556 and RMB26,249, respectively), which is recorded under loans receivable.

The following table presents the aging of loans as of December 31, 2023 and 2024:

	0-30 days	31-60 days	over 60 days	Total amount
	past due	past due	past due	past due	Current	Total loans
December 31, 2023 (RMB)	271,957	221,148	—	493,105	28,880,818	29,373,923
December 31, 2024 (RMB)	258,759	197,490	—	456,249	31,490,355	31,946,604

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days in 2024 (60 days in 2023). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the years ended December 31, 2022, 2023 and 2024, the Group has charged off loans receivable of RMB1,102,422, RMB1,844,349 and RMB2,419,180, respectively.

Movement of allowance for loan losses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	948,893	1,457,419	1,871,431
Provision for loan losses	1,580,306	2,151,046	2,773,323
Gross write-off	(1,102,422)	(1,844,349)	(2,419,180)
Recoveries	30,642	107,315	468,853
Balance at end of year	1,457,419	1,871,431	2,694,427

The principal of loans receivable as of December 31, 2023 by year of origination is as follows:

	2023	2022	2021	Total loans
Loans receivable	28,701,071	672,425	427	29,373,923

The principal of loans receivable as of December 31, 2024 by year of origination is as follows:

	2024	2023	2022	Total loans
Loans receivable	31,214,931	701,484	30,189	31,946,604

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

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	RMB	RMB
Cost	1,036,178	1,036,178
Accumulated amortization	(58,717)	(79,440)
Land use rights, net	977,461	956,738

The total amortization expense for the year ended December 31, 2022, 2023 and 2024 amounted to RMB20,723, RMB20,724 and RMB20,723 respectively.

7.SHORT-TERM LOANS

Short-term loans as of December 31, 2023 represents bank borrowings of RMB798,586 obtained from domestic commercial banks. The weighted average interest rate for the outstanding borrowings as of December 31, 2023 was 3.21%, respectively. Loan amount of RMB50,000 is pledged with bank deposit of RMB15,000.

Short-term loans as of December 31, 2024 represents bank borrowings of RMB1,369,939 obtained from domestic commercial banks. The weighted average interest rate for the outstanding borrowings as of December 31, 2024 was 2.21%, respectively. Loan amount of RMB510,208 is pledged with bank deposit of RMB475,208.

The unused lines of credit for general loans per contractual arrangements are RMB645,648 as of December 31, 2024 which are revolving and effective within one year from their respective grant dates.

8.LONG-TERM LOANS

In June 2022, Shanghai Qifu Changfeng Technology, Co., Ltd. (“Qifu Changfeng”), one of the Group’s subsidiary, signed a mortgage loan agreement of RMB1 billion with tenure of 25 years. The interest rate is based on prevailing market price quote for loans with tenure of more than five years at the time of drawdown minus 136bps (“basepoints”). The loan is guaranteed by the land use rights owned by Qifu Changfeng and is for the specific use of construction of the regional headquarters and the affiliated industrial park. The mortgage loan agreement requires Qifu Changfeng’s registered capital to be paid in the same proportion of the total facility used. In September 2022, the registered capital was fully paid. As of December 31, 2023 and 2024, the outstanding balance of the mortgage loan was RMB90,620 and RMB247,462, which is included in other long-term liabilities.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	December 31,
	2023	2024
	RMB	RMB
User traffic direction fees	348,629	384,364
Payable to financial institution partners (1)	248,251	114,437
Accrued payroll and welfare	464,699	509,917
Payable for third-party service fee	307,501	303,932
Payable to shareholder of non-controlling interests (2)	230,881	240,339
Operating lease liability	29,143	27,258
Accruals for purchase of property and equipment	118,144	109,018
Deferred revenue	146,873	525,763
Others	121,918	277,893
Total	2,016,039	2,492,921
(1)	Payable to financial institution partners mainly include amounts collected from the borrowers but have not been transferred to the financial institution partners due to holiday breaks.
(2)	Payable to shareholder of non-controlling interests mainly includes loans from non-controlling shareholder Shanghai Changfeng Investment (Group) Co., Ltd.( “Changfeng”) to acquire land use right.

10.GUARANTEE LIABILITIES

The movement of guarantee liabilities during 2023 and 2024 is as follows:

Guarantee liabilities-stand ready

RMB
As of January 1, 2023	4,120,346
Provision at the inception of new loans	4,926,567
Released into revenue	(5,097,312)
As of December 31, 2023	3,949,601

As of January 1, 2024	3,949,601
Provision at the inception of new loans	2,350,319
Released into revenue	(3,916,718)
As of December 31, 2024	2,383,202

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.GUARANTEE LIABILITIES – continued

Guarantee liabilities-contingent

RMB
As of January 1, 2023	3,418,391
Provision for contingent liabilities	3,053,810
Net payout (1)	(3,264,937)
As of December 31, 2023	3,207,264

As of January 1, 2024	3,207,264
Provision for contingent liabilities	478,404
Net payout (1)	(1,865,318)
As of December 31, 2024	1,820,350
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding loans subject to guarantee:

		31-60	61-90	Over 90
	0-30 days	days	days	days
	past	past	past	past
	due	due	due	due	Current	Total loans
December 31, 2023 (RMB):	468,704	231,464	19,366	—	40,423,833	41,143,367
December 31, 2024 (RMB):	200,765	96,403	10,661	—	24,515,488	24,823,317

As of December 31, 2023 and 2024, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB41,143,367 and RMB24,823,317, respectively. The approximate term of guarantee compensation service ranged from 1 month to 36 months as of December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the contractual amounts of the outstanding loans (excluding loans that are written off) that have been compensated by the Group and therefore no longer subject to guarantee were estimated to be RMB3,981,711 and RMB2,509,177, respectively.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2022, 2023 and 2024:

Name of related parties	Relationship with the group
360 Security Technology Inc. (“360 Group”)	Entity controlled by Mr. Zhou(4)
Shanghai Qibutianxia Information Technology Co., Ltd. (“Qibutianxia”)	Entity ultimately controlled by Mr. Zhou(4)
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity ultimately controlled by Mr. Zhou(4)
Beijing Qihu Technology Co., Ltd. (“Qihu”)	An affiliate of an entity controlled by Mr. Zhou(4)
Jinshang Consumer Finance Co.,Ltd. (“Jinshang”) (1)	An affiliate of an entity controlled by Mr. Zhou(4)
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity over which controlled by Mr. Zhou has significant influence
Beijing Qifei Xiangyi Consultation Co., Ltd (“ Beijing Qifei”)	Entity over which controlled by Mr. Zhou has significant influence
Hangzhou Qifei Huachuang Technology Co, Ltd (“Hangzhou Qifei”)(3)	Investee of the Group
Shanghai Jiehu Internet Technology Co., Ltd. (“Shanghai Jiehu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou(4)
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng Bank”)	An affiliate of an entity controlled by Mr. Zhou(4)
Tianjin Yujie Technology Co., Ltd. (“Yujie”) (2)	Entity controlled by Mr. Zhou(4)
Beijing Hongying Information Technology Co., Ltd. (“Hongying”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou(4)
Shareholders	Shareholders of the Group
Others	Entities controlled by Mr. Zhou or Mr. Zhou has significant influence
(1)	In January 2023, Mr. Zhou ceased to directly or indirectly have equity interests in Jinshang and as a result, Jinshang subsequently ceased to be a related party to the Company.
(2)	In September 2023, the Company acquired 100% equity interest in Yujie, and Yujie became a consolidated subsidiary of the Company.
(3)	In February 2024, the Company sold the entirety of our equity interest in Hangzhou Qifei to an independent third party and as a result, Hangzhou Qifei subsequently ceased to be a related party to the Company.
(4)	In August 2024, Mr. Zhou has resigned as a director and the chairman of the board of directors of the Company (the “Board”). As of 31 December 2024, Mr. Zhou beneficially owned over 10% of the shares of the Company.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.RELATED PARTY BALANCES AND TRANSACTIONS – continued

The Group entered into the following transactions with its related parties:

For the years ended December 31, 2022, 2023 and 2024, services provided by the related parties were RMB552,206, RMB356,086 and RMB233,407, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Referral service fee charged by Yujie	355,803	119,737	—
Bandwidth service fee charged by Qihu	128,607	117,983	115,134
Brand fees charged by Qihu	47,168	94,340	94,340
Referral service fee charged by Qihu	2,423	9,550	9,446
Rental expenses charged by Hongying	13,655	11,815	11,613
Others	4,550	2,661	2,874
Total	552,206	356,086	233,407

For the years ended December 31, 2022, 2023 and 2024, services provided to the related parties were RMB1,199,238, RMB301,768 and RMB61,548, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Referral service fee charged from Kincheng Bank	109,469	8,601	1,973
Loan facilitation services fee charged from Kincheng Bank	382,496	65,903	1,074
Loan facilitation services fee charged from Jinshang	137,118	—	—
Post-facilitation services fee charged from Kincheng Bank	434,886	139,213	25,042
Post-facilitation services fee charged from Jinshang	67,936	—	—
Revenue from releasing of guarantee liabilities from Kincheng Bank	8,843	42,499	15,544
Others	58,490	45,552	17,915
Total	1,199,238	301,768	61,548

Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. Kincheng Bank is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. The Group collected service fees from Jinshang and Kincheng Bank.

As of December 31, 2023 and 2024, amounts due from related parties were RMB49,586 and RMB8,561 respectively, and details are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Kincheng Bank	47,172	6,268
Others	2,414	2,293
Total	49,586	8,561

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.RELATED PARTY BALANCES AND TRANSACTIONS – continued

As of December 31, 2023 and 2024, amounts due to related parties were RMB80,376 and RMB67,495 respectively, and details are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Qibutianxia	1,656	1,656
Qihu	63,562	58,405
Others	15,158	7,434
Total	80,376	67,495

Other than the transactions disclosed above, the Company has held bank deposit with Kincheng Bank which amounted to RMB3,006,400 and RMB3,000,485 as of December 31, 2023 and December 31, 2024. The related interest income was RMB145,731 and RMB119,341 for the years ended December 31, 2023 and 2024, respectively and interest receivable as of December 31, 2023 and December 31, 2024 was RMB15,265 and RMB2,721, respectively.

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

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. The amounts of loans under such arrangement are RMB5,239,031 and nil as of December 31, 2023 and 2024 respectively.

In September 2020, the Group acquired 25% equity interest in Hangzhou Qifei from Beijing Qifei with the subscribed capital of RMB50,000 into Hangzhou Qifei. As of December 31, 2023, the Group has fully impaired the investment given the business forecast of the investee. In February 2024, the Group has sold the entirety of the equity interest in Hangzhou Qifei to a third party company.

12.INCOME TAXES

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Qiyu received its “high and new technology enterprises” status in 2018 and renewed it in 2021 and 2024 and was entitled for a preferential income tax rate of 15% from 2018 to 2026. In November 2020, Qiyue received its “high and new technology enterprises” status in 2020 and renewed it in 2023 and was entitled to a reduced EIT rate of 15% from 2020 to 2025. Beihai Qicheng Information & Technology Co., Ltd. (“Qicheng”), Qi’ang and Beihai Yunhua benefited from a preferential tax rate of 15% as their operation falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables could be further reduced as they are located in an autonomous region of China. Therefore, Qicheng applied a preferential income tax rate of 9% from 2019 to 2023. Qi’ang and Beihai Yunhua applied a preferential income tax rate of 9% from 2023 to 2027. From 2021, two of the Company’s subsidiaries benefited from a preferential tax rate of 15% as they are registered in Hainan province and engaged in encouraged business activities. From 2022, Beihai Borui Credit Service Co., Ltd. benefited from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China.

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

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax	945,305	935,897	1,560,830
Deferred tax	(208,501)	72,977	83,476
Total	736,804	1,008,874	1,644,306

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income before income tax expenses	4,742,372	5,277,451	7,892,422
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	1,185,593	1,319,363	1,973,106
Effect of different tax rate of subsidiary operation in other jurisdiction	7,236	(4,016)	(10,324)
Effect of non-deductible expenses	57,364	47,467	42,726
Effect of preferential tax rate and tax exemption	(418,997)	(488,462)	(744,996)
Effect of research and development super-deduction	(115,374)	(98,914)	(102,658)
Effect of withholding income tax	—	206,721	470,966
Effect of valuation allowance movement of deferred tax assets	20,982	26,715	15,486
Income tax expense	736,804	1,008,874	1,644,306

The effect of the preferential tax rates on the income per share is as follows:

	Year Ended December 31,
	(Amounts in Thousands Except Per Share Data)
	2022	2023	2024
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	418,997	488,462	744,996
Income per share effect-basic	1.34	1.52	2.50
Income per share effect-diluted	1.30	1.49	2.46

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

12.INCOME TAXES – continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Guarantee liabilities	2,111,910	2,017,547
Provision for accounts receivable and contract assets and financial assets receivable	29,255	—
Provision for loan losses	1,132,843	1,735,395
Depreciation of land use rights and capitalization of interest	42,417	55,539
Net operating loss carry forwards	76,638	78,356
Others	17,500	12,500
Gross deferred tax assets	3,410,563	3,899,337
Valuation allowance on deferred tax assets	(107,302)	(116,174)
Total deferred tax assets	3,303,261	3,783,163
Uncollected revenues	(2,345,550)	(2,841,099)
Withholding income tax	(112,721)	(173,305)
Others	(2,075)	(1,869)
Total deferred tax liabilities	(2,460,346)	(3,016,273)
Net deferred tax assets	842,915	766,890

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, as of December 31, 2023 and 2024, the Group recorded an allowance of RMB107,302 and RMB116,174 respectively for deferred tax assets which are not more likely than not to be realized.

As of December 31, 2024, the Group had net operating loss carryforwards in PRC entities of RMB262,704, which will expire from 2025 to 2029.

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

12.INCOME TAXES – continued

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, a lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax treaty between PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax treaty between PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed.

For the year ended December 31, 2024, the Group has repatriated a portion of its earnings from its PRC subsidiaries to overseas for dividend distribution and share repurchase and paid related withholding income tax (net of tax refund) of RMB405,600 accordingly. The Company recorded a deferred tax liability of RMB173,305 as of December 31, 2024 associated with all of its earnings expected to be distributed from its PRC subsidiaries to overseas. The remaining undistributed profits of the Company’s PRC subsidiaries as of December 31, 2024 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB768,770 if calculated at the tax rate of 5%.

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

OECD Pillar Two model rules The Organisation for Economic Co - operation and Development (“OECD”) published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws (“Pillar Two legislation”) to implement the Pillar Two model rules on a globally agreed common approach. Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules, which the Group is reasonably expected to fall into. It imposes a top - up tax on profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%. The Group has reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions and engaged external tax specialists in assessing its tax exposure. As at December 31 2024, the Group mainly operates in the Mainland of China, in which exposures to Pillar Two income taxes might exist in the future although the legislation is not yet enacted. Besides, certain subsidiaries of the Company are located in jurisdictions mainly including Hong Kong and Singapore where Pillar Two legislation had been enacted or substantively enacted, but not yet in effect; it is estimated that the Group’s income tax would not be materially different should those legislation had been in effect for the year ended December 31 2024. The Group does not recognise any relevant tax expenses for the year ended December 31 2024.

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

Stock options

On November 20, 2021, the Company granted 2,400 stock options with an exercises price of US$0.00001 per share to certain employees, directors and officers. The grant date fair value per option was RMB64.46. The stock options shall vest over a period from immediate to four years. On February 20, 2023, the Company granted 47,300 stock options with an exercises price of US$0.00001 per share, which contains contractual schedules within three years and vesting condition related to the grantee’s individual performance. The weighted average grant date fair value per option was RMB54.93.

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

13.SHARE-BASED COMPENSATION – continued

Share incentive plan – continued

Stock options – continued

A summary of option activity during period from January 1, 2024 to December 31, 2024 was as follows:

			Weighted		Weighted
		Weighted	Average		Average
	Number of	Average	Remaining	Aggregate	Grant-date
	Options	Exercise Price	Contract Life	Intrinsic Value	Fair value
		USD	Years	RMB	RMB
Options outstanding at December 31, 2023	7,907,830	0.00001	6.29	444,104	42.98
Options granted in 2024	—	—	—	—	—
Options exercised in 2024	(6,144,840)	0.00001	5.56	(860,708)	41.19
Options forfeited in 2024	(127,740)	0.00001	5.79	(17,893)	41.68
Options outstanding at December 31, 2024	1,635,250	0.00001	4.22	229,049	49.78
Options exercisable at December 31, 2024	1,624,930	0.00001	4.19	227,604	49.75
Options vested or expected to be vested at December 31, 2024	1,635,250	0.00001	4.22	229,049	49.78

For the years ended December 31, 2022, 2023 and 2024, the Company recognized share-based compensation expense related to share options of RMB108,526, RMB123,981 and RMB78,531, respectively. For the years ended December 31, 2022, 2023 and 2024, the total fair values of options vested on their respective vesting dates were RMB136,955, RMB157,879 and RMB563,119, respectively The aggregate intrinsic value of options exercised during the year ended December 31, 2022, 2023 and 2024 was RMB145,549, RMB124,114 and RMB860,708 respectively. Total outstanding options not yet exercisable as of December 31, 2024 includes 10,320 for which an additional performance condition must be met to become exercisable. As of December 31, 2024, there was RMB183 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 0.58 years.

Restricted Shares

A summary of the restricted shares for the year ended December 31, 2024 was stated below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value
Outstanding at December 31, 2023	1,985,968	54.62
Granted	4,258,434	109.26
Vested	(656,502)	55.26
Forfeited	(449,244)	52.93
Outstanding at December 31, 2024	5,138,656	99.97

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.SHARE-BASED COMPENSATION – continued

Share incentive plan – continued

Restricted Shares – continued

The restricted shares granted shall vest in accordance with contractual schedules over a period from three to four years. In 2023 and 2024, the Company granted 579,240 and 3,224,370 restricted shares to its employees with the contractual life of 10 years, which contains contractual schedules within four years and vesting condition related to the grantee’s individual performance. The fair value of these restricted shares was determined by the closing sales price of the shares on the grant date, adjusted by the present value of expected dividends to be paid during the vesting period. In late 2024, the Company also granted 1,034,064 restricted shares with the contractual life of 10 years which were subject to a service vesting condition within 3 years and several vesting conditions with the performance condition related to the operational performance of the Group, the grantee’s individual performance and the market condition metrics. As the market condition was satisfied at the grant date, the impact of market condition was not factored into the measurement of fair value.

The weighted-average grant-date fair value per restricted share was RMB42.73, RMB51.43 and RMB109.26 for the year ended December 31, 2022, 2023 and 2024, respectively. The total fair value of the restricted shares vested was RMB63,974, RMB60,376 and RMB36,277 for the years ended December 31, 2022, 2023 and 2024. For the years ended December 31, 2022, 2023 and 2024, the Company recognized share-based compensation expense related to restricted shares of RMB91,211, RMB61,622 and RMB89,082, respectively. Total outstanding restricted shares as of December 31, 2024 includes 355,518 which will become exercisable based solely on fulfilling a service condition and 4,783,138 for which an additional performance condition must be met to become exercisable. As of December 31, 2024, there was RMB423,513 of unrecognized compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 0.93 years.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	Year ended ,	Year ended ,	Year ended ,
	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Facilitation, origination and servicing expenses	73,945	75,152	64,658
Sales and marketing expenses	4,328	(375)	(118)
General and administrative expenses	121,464	110,827	103,073
Total	199,737	185,604	167,613

14.ORDINARY SHARES

5,000,000,000 shares was authorized at par value of USD0.00001 per share. The ordinary shares include Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes on all matters that are subject to shareholder vote. All classes of ordinary shares are entitled to the same dividend right. Class B ordinary shares could be converted into Class A ordinary shares, at the option of the holders, on one-for-one basis. All Class B ordinary shares are beneficially owned by Mr. Zhou.

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

14.ORDINARY SHARES – continued

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

On March 12, 2024, the Company’s board of directors approved a share repurchase plan (the “2024 Share Repurchase Plan”), whereby the Company is authorized to repurchase its American depositary shares or Class A ordinary shares with an aggregate value of up to US$350 million during the 12-month period from April 1, 2024. For the year ended December 31, 2024, the Company in aggregate purchased 38,046,150 ordinary shares in the open market at an aggregate cost of RMB2,973,192. The repurchased shares were recorded at their historical cost and 34,552,764 ordinary shares were retired in 2024, resulting a decrease of RMB1,887,639 in additional paid-in capital and RMB356,580 in retained earnings.

On November 19, 2024, the Company’s board of directors approved a new share repurchase plan whereby the Company is authorized to repurchase up to US$450 million worth of its American depositary shares or Class A ordinary shares over the next 12 months starting from January 1, 2025.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2023 and 2024.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2023 and 2024, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB16,233,665 and RMB17,073,166, respectively (including the statutory reserve fund of RMB583,287 and RMB915,669 as of December 31, 2023 and 2024, respectively).

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

In 2023, the board of directors of the Company has approved dividends for the fourth quarter of 2022 and for the first half of 2023 in accordance with the Company’s dividend policy with the total amount of RMB761,552. In 2024, the board of directors of the Company has approved dividends for the second half of 2023 and for the first half of 2024 in accordance with the Company’s dividend policy with the total amount of RMB1,252,710.

17.LEASE

Operating lease as lessee

The Group enters into operating leases primarily for general office space. The Group’s leases typically have original terms not exceeding 5 years. These leases have remaining lease terms of 1 year to 3 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

Lease costs are included in general and administrative expenses. Operating lease expenses were RMB63,667, RMB61,034 and RMB62,449 for the years ended December 31, 2022, 2023 and 2024, respectively, including amortization expenses of land use rights of RMB20,723, RMB20,724 and RMB20,723 for the years ended December 31, 2022, 2023 and 2024, respectively. Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use rights.

Supplemental cash flow information related to leases was as follows:

	Year ended ,	Year ended ,
	December 31, 2023	December 31, 2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	40,107	37,150
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	23,959	29,483

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

17.LEASE – continued

Operating lease as lessee – continued

The following table shows ROU (“Right of Use assets”) and lease liabilities as of December 31, 2023 and 2024 (except lease term and discount rate):

	Year ended ,	Year ended ,
	December 31, 2023	December 31, 2024
	RMB	RMB
Right-of-use assets	45,393	35,635
Operating lease liabilities-current	29,143	27,258
Operating lease liabilities-non current	11,853	7,693

	Year ended ,	Year ended ,
	December 31, 2023	December 31, 2024
	RMB	RMB
Weighted-average remaining lease term	1.60	1.41
Weighted-average discount rate	4.06%	3.77%

The maturities of operating lease liabilities as of December 31, 2023 and 2024 are as follows:

Year ended ,
December 31, 2023
RMB
2024	29,671
2025	12,164
2026	353
2027 and thereafter	—
Total undiscounted lease payments	42,188
Imputed interest	(1,192)
Total lease liabilities	40,996

Year ended ,
December 31, 2024
RMB
2025	27,736
2026	7,061
2027	1,074
2028 and thereafter	—
Total undiscounted lease payments	35,870
Imputed interest	(919)
Total lease liabilities	34,951

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

Commitments

As of December 31, 2024, the Group has certain capital commitments that primarily related to commitments for construction of the regional headquarters and the affiliated industrial park. The total capital commitments agreed in the purchase contract for land use rights was to invest not less than RMB500 million and RMB339 million has been invested and reflected as construction in progress under “Property and equipment, net” in the financial statements as of December 31, 2024. All of the remaining capital commitments will be fulfilled in the future according to the construction progress.

QIFU TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

19.NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income attributable to shareholders of the Company	4,024,173	4,285,336	6,264,314
Denominator:
Weighted average ordinary shares outstanding used in computing basic income per ordinary share	312,589,273	320,749,805	298,012,150
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted shares using the treasury stock method	9,429,237	7,759,140	5,437,714
Weighted average ordinary shares outstanding used in computing diluted income per ordinary share	322,018,510	328,508,945	303,449,864
Basic net income per share	12.87	13.36	21.02
Diluted net income per share	12.50	13.04	20.64

For the years ended December 31, 2022 no options or restricted shares were excluded from the calculation of diluted net income per share due to the anti-dilutive effect. For the years ended December 31, 2023, 370,590 options or restricted shares were excluded from the calculation of diluted net income per share due to the anti-dilutive effect. For the years ended December 31, 2024, 30,874 options or restricted shares were excluded from the calculation of diluted net income per share due to the anti-dilutive effect.

20.SUBSEQUENT EVENTS

On March 14, 2025, the board of directors of the Company (the “Board”) has approved a dividend of US$0.35 per Class A ordinary share, or US$0.70 per ADS for the second half of 2024 to holders of record of Class A ordinary shares and ADSs as of the close of business on April 23, 2025 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy.

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2024, was more than 25% of the Company’s consolidated net assets as of December 31, 2024.

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	2023	2024	2024
	RMB	RMB	USD
			(Note 2)
ASSETS
Cash and cash equivalents	2,636	274,514	37,608
Short term investments	—	493,947	67,670
Prepaid expenses and other assets	16,202	12,080	1,656
Amount due from subsidiaries and VIEs	—	3,016,777	413,297
Investments in subsidiaries and VIEs	21,933,951	20,393,966	2,793,962
TOTAL ASSETS	21,952,789	24,191,284	3,314,193
LIABILITIES AND EQUITY
LIABILITIES
Accrued expenses and other current liabilities	1,153	1,241	171
Amount due to a subsidiary	14,153	—	—
TOTAL LIABILITIES	15,306	1,241	171
EQUITY
Ordinary shares (USD0.00001 par value per share 5,000,000,000 shares authorized, 326,552,504 shares issued and 315,226,128 shares outstanding as of December 31, 2023 and 296,540,988 shares issued and 283,981,320 shares outstanding as of December 31, 2024, respectively)	22	21	3
Treasury stock	(384,637)	(1,113,608)	(152,564)
Additional paid-in capital	6,059,439	4,339,413	594,497
Retained earnings	16,297,316	20,952,340	2,870,459
Other comprehensive (loss) income	(34,657)	11,877	1,627
TOTAL EQUITY	21,937,483	24,190,043	3,314,022
TOTAL LIABILITIES AND EQUITY	21,952,789	24,191,284	3,314,193

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Operating costs and expenses	(17,288)	(25,517)	(19,770)	(2,708)
Interest (expense) income, net	(16,258)	17,316	24,376	3,339
Foreign exchange (losses) gains	(8,173)	(574)	316	43
Other income, net	7,674	29,311	15,939	2,184
Net (loss) income before taxes and income from equity in subsidiaries and VIEs	(34,045)	20,536	20,861	2,858
Equity in earnings of subsidiaries and VIEs	4,058,218	4,264,800	6,248,235	856,003
Net income before taxes	4,024,173	4,285,336	6,269,096	858,861
Income tax expenses	—	—	(4,782)	(655)
Net income attributable to shareholders of the Company	4,024,173	4,285,336	6,264,314	858,206
Net income attributable to ordinary shareholders of the Company	4,024,173	4,285,336	6,264,314	858,206

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Net income attributable to shareholders of the Company	4,024,173	4,285,336	6,264,314	858,206
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	59,157	17,118	46,534	6,375
Other comprehensive income	59,157	17,118	46,534	6,375
Total comprehensive income	4,083,330	4,302,454	6,310,848	864,581
Comprehensive income attributable to ordinary shareholders	4,083,330	4,302,454	6,310,848	864,581

QIFU TECHNOLOGY, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income attributable to shareholders of the Company	4,024,173	4,285,336	6,264,314	858,206
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs, net of dividends	(4,058,218)	(3,474,800)	1,706,075	233,732
Changes in operating assets and liabilities
Accrued expenses and other current liabilities	(31,896)	2,282	87	12
Prepaid expenses and other assets	(6,325)	(17,667)	20,229	2,771
Amounts due from related parties	10,134	—	—	—
Interest receivable/payable	—	1,320	(9,091)	(1,245)
Fair value change of foreign exchange options	(4,704)	4,527	—	—
Net Cash (used in) provided by Operating Activities	(66,836)	800,998	7,981,614	1,093,476
Cash Flows from Investing Activities:
Repayment of loans provided to subsidiaries and VIEs	2,672,543	378,148	2,881,606	394,778
Loans provided to subsidiaries and VIEs	(1,091,928)	(71,706)	(5,920,169)	(811,060)
Purchase of foreign exchange options	(14,549)	—	—	—
Proceeds from disposal of short-term investments	17,890	216,301	291,520	39,938
Purchase of short-term investments	—	(203,361)	(776,418)	(106,369)
Net Cash provided by (used in) Investing Activities	1,583,956	319,382	(3,523,461)	(482,713)
Cash Flows from Financing Activities:
Proceeds from issuance of ordinary share upon Secondary Listing	254,916	—	—	—
Payment of Secondary Listing costs	(3,137)	(16,023)	—	—
Dividends to shareholders	(988,586)	(941,705)	(1,262,935)	(173,021)
Repayments of short-term loans	(492,952)	—	—	—
Proceeds from short-term loans	190,179	—	—	—
Stock repurchase	—	(636,179)	(2,973,192)	(407,326)
Net Cash used in Financing Activities	(1,039,580)	(1,593,907)	(4,236,127)	(580,347)
Effect of foreign exchange rate changes	(20,334)	11,840	49,852	6,831
Net increase (decrease) in cash and cash equivalents	457,206	(461,687)	271,878	37,247
Cash, cash equivalents, and restricted cash, beginning of year	7,117	464,323	2,636	361
Cash, cash equivalents, and restricted cash, end of year	464,323	2,636	274,514	37,608

Supplemental disclosures of cash flow information:

Payables for dividends:	177,518	—	—	—
Payables for capitalized issuance costs	15,454	—	—	—

Notes to condensed financial statements

1.	The condensed financial statements of Qifu Technology, Inc. have been prepared using the same accounting policies as set out in the Financial Statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in earnings of subsidiaries and VIEs on the statement of operations.
2.	As of December 31, 2022, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the Financial Statements.
3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Financial Statements.