Form 20-F
period 2025-12-31
Qfin Holdings, Inc.
filed 2026-04-27
CIK 1741530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 001-38752

Qfin Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Building 1, No. 98 Qingyijiang Road, Putuo District, Shanghai 200331, People’s Republic of China
(Address of Principal Executive Offices)

Alex Xu, Chief Financial Officer Building 1, No. 98 Qingyijiang Road, Putuo District, Shanghai 200331, People’s Republic of China Phone: +86 21 5835-7668 Email: ir@qfin.com
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

As of December 31, 2025, there were 243,823,900 class A ordinary shares issued and outstanding, par value US$0.00001 per share.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Qfin,” “we,” “us,” “our” and “our company” are to Qfin Holdings, Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China and their respective subsidiaries;
●	“360 Group” are to 360 Security Technology Inc. and its controlled affiliates and predecessors;
●	“ADSs” are to American depositary shares, each of which represents two of our class A ordinary shares;
●	“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“China” or “the PRC” are to the People’s Republic of China. Unless otherwise indicated, the policies, laws, regulations and interpretations adopted by the government of mainland China, which are specifically referenced in this annual report, are not applicable to Hong Kong, Macau or Taiwan. To the extent that mainland China laws and regulations are applied in Hong Kong, the legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“Fuzhou Financing Guarantee” are to Fuzhou Qifu Financing Guarantee Co., Ltd.;
●	“Fuzhou Microcredit” are to Fuzhou Qifu Online Microcredit Co., Ltd.;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;
●	“HK$” or “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“shares,” or “ordinary shares” are to our class A ordinary shares, and in the context of describing our share capital before March 31, 2023, also include our class B ordinary shares, par value US$0.00001 per share, as the context requires and as applicable;
●	“RMB” or “Renminbi” are to Renminbi, the legal currency of the PRC;
●	“Shanghai Financing Guarantee” are to Shanghai Qiyaoxin Technology Co., Ltd. (formerly known as Shanghai 360 Financing Guarantee Co., Ltd.);
●	“Shanghai Qibutianxia” are to Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd.);
●	“Shanghai Qiyu” are to Shanghai Qiyu Information Technology Co., Ltd.;
●	“US$” or “U.S. dollars” are to United States dollars, the lawful currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities,” “VIE” or “VIEs” are to Shanghai Qiyu, Fuzhou Financing Guarantee and Shanghai Financing Guarantee; and
●	“WFOE” or “Shanghai Qiyue” are to Shanghai Qiyue Information Technology Co., Ltd.

Unless otherwise stated, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

In addition, unless the context indicates otherwise, for the discussion of our business references to:

●	“180 day+ vintage delinquency rate” are to a percentage that is equal to (i) the total amount of principal for all loans we facilitated in a fiscal quarter that become delinquent for more than 180 days, less the total amount of recovered past due principal for all loans we facilitated that were delinquent for more than 180 days in the same fiscal quarter, divided by (ii) the total initial principal amount of loans we facilitated in such fiscal quarter; loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation;
●	“30-day collection rate” are to a percentage that is equal to (i) the amount of principal that is repaid in one month among the total amount of principal that is overdue as of a specified date, divided by (ii) the total amount of principal that is overdue as of such specified date;
●	“90 day+ delinquency rate” are to a percentage that is equal to (i) the outstanding loan balance of on- and off-balance sheet loans we facilitated that are 91 to 180 calendar days past due, divided by (ii) the total outstanding loan balance of on- and off-balance sheet loans we facilitated across our platform as of a specific date; loans that are charged-off and loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation;
●	“capital-light model” are to a comprehensive suite of technology-enabled loan facilitation services spanning the loan lifecycle, from borrower acquisition, technology empowerment in credit assessment to post-facilitation services, under which we do not take any credit risks;
●	“capital-heavy loans” are to loans under which we bear credit risks;
●	“Credit-Tech” are to credit technology services, which refer to services using technology solutions to empower and enhance credit services;
●	“loan facilitation volume” are to the total principal amount of loans facilitated or originated by, as the context mandates, a Credit-Tech platform, a traditional financial institution or other market players in the credit industry; in the context of the volume of loans we facilitated or originated, the total principal amount of loans we facilitated or originated during the given period, including loan volume facilitated through Intelligence Credit Engine (ICE) and other technology solutions and retrospectively excluding the impact of discontinued service under other technology solutions in 2024, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations;
●	“outstanding loan balance” are to the total amount of principal outstanding for loans facilitated or originated by a Credit-Tech platform, as the context mandates, a traditional financial institution or other market players in the credit industry at the end of each period; in the context of the outstanding balance of loans we facilitated or originated, the total amount of principal outstanding for loans we facilitated or originated at the end of each period, including loan balance for ICE and other technology solutions excluding loans delinquent for more than 180 days and retrospectively excluding the impact of discontinued service under other technology solutions in 2024, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations;
●	“repeat borrower contribution” or “loan origination contributed by repeat borrowers” are to a percentage, the numerator of which is the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, and the denominator of which is the total loan facilitation volume through our platform during that period;
●	“SME” are to small- and micro-enterprises and owners of small- and micro-enterprises; and
●	“users with approved credit lines” are to users who have submitted their credit applications and are approved with a credit line at the end of each period.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

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

ITEM 3 KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs and VIEs’ subsidiaries

Qfin Holdings, Inc. is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in the VIEs and VIEs’ subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, such as the distribution of online information. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Special Management Measures for the Access of Foreign Investment (Negative List) and other applicable laws and regulations. We are a Cayman Islands exempt company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, we operate certain of our businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and the nominee shareholders of the VIEs to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 94%, 95% and 96% of our total net revenue for the years of 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our” or “Qfin Holdings,” refers to Qfin Holdings, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in China, including, but not limited to Shanghai Qiyu, Fuzhou Financing Guarantee, Shanghai Financing Guarantee and Fuzhou Microcredit. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

There are also substantial uncertainties regarding the interpretation and application of PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and VIEs’ subsidiaries and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs or their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and the VIEs in China, including, among others, financing guarantee business license owned by Fuzhou Financing Guarantee, value-added telecommunications license owned by Shanghai Qiyu and Fuzhou Microcredit, and micro-lending business license owned by Fuzhou Microcredit. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

Cash and Asset Flows through Our Organization

Qfin Holdings, Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries, the VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Qfin Holdings, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs.

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Qfin Holdings, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Qfin Holdings, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and payment of withholding tax. As a result of these PRC laws and regulations, amounts restricted include paid-in capital, capital reserve and statutory reserves of our PRC subsidiaries and the VIEs totaled RMB16,233.7 million, RMB17,073.2 million and RMB17,235.8 million (US$2,464.7 million) as of December 31, 2023, 2024 and 2025, respectively.

Our PRC subsidiaries, the VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. In addition, under the Enterprise Income Tax Law of the PRC and its implementation rules, profits of a foreign investment enterprise generated in or after 2008 that are distributed to its immediate holding company outside mainland China are subject to withholding tax at a rate of 10%, unless the foreign holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For example, a holding company in Hong Kong, subject to approval of the PRC local tax authority, will be eligible to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign investment enterprise distributing the dividends. Since the equity holders of the major PRC subsidiaries of our company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax treaty between PRC and Hong Kong, we have used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. There can be no assurance that our Hong Kong subsidiaries will continue to satisfy the requirements under the tax arrangement necessary to enjoy the preferential 5% withholding tax rate. If the preferential rate ceases to apply, dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries would be subject to the standard 10% withholding tax rate. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In 2025, our WFOE made dividend payments of RMB4,587.0 million (US$655.9 million) to our Hong Kong subsidiaries and paid related withholding income tax (net of tax refund) of RMB200.6 million (US$28.7 million) accordingly. As of December 31, 2025, we recorded a deferred tax liability of RMB255.0 million (US$36.5 million) associated with all of our earnings expected to be distributed from mainland China subsidiaries to overseas for dividend distribution, share repurchase and overseas business expansion. The remaining undistributed profits of mainland China subsidiaries as of December 31, 2025 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB804.3 million (US$115.0 million). In 2025, our Hong Kong subsidiaries made dividend payments of RMB4,454.7 million (US$637.0 million) to our holding company, Qfin Holdings, Inc.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that we determine to pay a dividend from mainland China subsidiaries to overseas entities in the future:

Taxation Scenario(1)
(Statutory Tax and Standard Rates)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at rate of 5%	(3.75)%
Net distribution to Parent/Shareholders	71.25%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering book to tax adjustment, is assumed to equal taxable income in China.
(2)	Assume all the profits of VIEs could be distributed to the mainland China subsidiaries in a tax free manner.
(3)	Certain of our subsidiaries, the VIEs and the VIEs’ subsidiaries qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

Under PRC law, Qfin Holdings, Inc. may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements.

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

The following table sets forth the amount of the transfers for the years presented.

	Years Ended December 31,
	2023	2024	2025

	(RMB in thousands)
Funds from Qfin Holdings, Inc. to our subsidiaries, net / (repayment by our subsidiaries to Qfin Holdings, Inc., net)	(31,815)	3,038,563	1,181,673
Funds from Qfin Holdings, Inc. to the VIEs, net / (repayment by the VIEs to Qfin Holdings, Inc., net)	(274,627)	—	—
Funds from WFOE to the other subsidiaries,(1) net	—	28,277	(14,826)
Funds from our subsidiaries to the VIEs, net / (repayment by the VIEs to our subsidiaries, net)	628,014	(6,765,934)	(4,803,318)
Dividend from WFOE to our subsidiaries	(940,000)	(8,476,000)	(4,587,000)
Dividend from our subsidiaries to Qfin Holdings, Inc.	(790,000)	(7,954,310)	(4,454,650)
Dividend from the other subsidiaries(1) to WFOE	—	(4,503,000)	(560,000)
Service fees paid by our subsidiaries to the VIEs	209,033	133,379	164,432
Service fees paid by the VIEs to WFOE	1,306,173	3,052,595	4,004,077
Service fees paid by the VIEs to the other subsidiaries(1)	5,696	6,013	64,562
Investment paid by our subsidiaries to WFOE	—	7,267	—
Investment paid by WFOE to the other subsidiaries(1)	—	20,000	—
Investment paid by our subsidiaries to the VIEs	—	2,201,000	4,069,600

Note:

(1)	Refers to our subsidiaries other than the WFOE.

In 2023, 2024 and 2025, no assets other than cash flows discussed above were transferred through our organization.

For the years ended December 31, 2023, 2024 and 2025, dividends of US$131.9 million, US$178.8 million and US$192.4 million were paid to shareholders of record as of designated record dates. On May 18, 2023, our board of directors approved the adoption of a semi-annual cash dividend policy. Under the policy, we intend to declare and distribute a recurring cash dividend on a semi-annual basis, starting from the first half of 2023, at an amount equivalent to approximately 20% to 30% of our company’s net income after tax for the previous six-month period based upon our operations and financial conditions, and other factors, subject to adjustment and determination by the board of directors of Qfin Holdings, Inc. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheet data as of December 31, 2024 and 2025 and selected consolidated cash flow data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated balance sheets data as of December 31, 2021, 2022 and 2023 and the selected consolidated statements of operations data and cash flow data for the years ended December 31, 2022 and 2023 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data:
Net revenue
Credit driven services	10,189,167	11,586,251	11,738,560	11,719,027	13,977,218	1,998,716
Loan facilitation and servicing fees-capital heavy	2,326,027	2,086,414	1,667,119	1,016,514	1,604,903	229,498
Financing income	2,184,128	3,487,951	5,109,921	6,636,511	8,569,063	1,225,360
Revenue from releasing of guarantee liabilities	5,583,135	5,899,153	4,745,898	3,695,017	3,412,952	488,046
Other services fees	95,877	112,733	215,622	370,985	390,300	55,812
Platform services	6,446,478	4,967,679	4,551,467	5,446,629	5,227,841	747,571
Loan facilitation and servicing fees-capital light	5,677,941	4,124,726	3,213,955	2,116,797	1,162,563	166,244
Referral services fees	620,317	561,372	950,016	2,842,637	2,738,786	391,641
Other services fees	148,220	281,581	387,496	487,195	1,326,492	189,686
Total net revenue	16,635,645	16,553,930	16,290,027	17,165,656	19,205,059	2,746,287
Operating costs and expenses:(1)
Facilitation, origination and servicing	2,252,157	2,373,458	2,659,912	2,900,704	3,001,938	429,271
Funding costs	337,426	504,448	645,445	590,935	548,936	78,497
Sales and marketing	2,090,374	2,206,948	1,939,885	1,725,877	2,469,546	353,140
General and administrative	557,295	412,794	421,076	449,505	658,980	94,233
Provision for loans receivable	965,419	1,580,306	2,151,046	2,773,323	3,625,042	518,374
Provision for financial assets receivable	243,946	397,951	386,090	296,857	234,924	33,594
Provision for accounts receivable and contract assets	324,605	238,065	175,799	421,481	319,532	45,692
Provision for contingent liabilities	3,078,224	4,367,776	3,053,810	478,404	1,667,742	238,484
Total operating costs and expenses	9,849,446	12,081,746	11,433,063	9,637,086	12,526,640	1,791,285
Income from operations	6,786,199	4,472,184	4,856,964	7,528,570	6,678,419	955,002
Interest income, net	126,256	182,301	217,307	237,015	278,626	39,843
Foreign exchange gain (loss)	35,549	(160,225)	2,356	1,512	159,570	22,818
Fair value change of derivatives	—	—	—	—	(175,691)	(25,123)
Gain on debt extinguishment	—	—	—	—	270,135	38,629
Investment income (loss)	10,115	(19,888)	(30,112)	—	—	—
Other income, net	64,590	268,000	230,936	125,325	165,076	23,606
Income before income tax expense	7,022,709	4,742,372	5,277,451	7,892,422	7,376,135	1,054,775
Income tax expense	(1,258,196)	(736,804)	(1,008,874)	(1,644,306)	(1,400,492)	(200,268)
Net income	5,764,513	4,005,568	4,268,577	6,248,116	5,975,643	854,507
Net loss attributable to non-controlling interests	17,212	18,605	16,759	16,198	14,048	2,009
Net income attributable to ordinary shareholders of the Company	5,781,725	4,024,173	4,285,336	6,264,314	5,989,691	856,516
Net income per ordinary share attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	18.82	12.87	13.36	21.02	22.48	3.21
Diluted	17.99	12.50	13.04	20.64	22.01	3.15
Net income per ADSs attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	37.64	25.74	26.72	42.04	44.96	6.42
Diluted	35.98	25.00	26.08	41.28	44.02	6.30
Weighted average shares used in calculating net income per ordinary share
Basic	307,265,600	312,589,273	320,749,805	298,012,150	266,496,992	266,496,992
Diluted	321,397,753	322,018,510	328,508,945	303,449,864	272,171,878	272,171,878

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Facilitation, origination and servicing	75,209	73,945	75,152	64,658	40,070	5,730
Sales and marketing	12,340	4,328	(375)	(118)	1,503	215
General and administrative	166,373	121,464	110,827	103,073	336,801	48,162
Total	253,922	199,737	185,604	167,613	378,374	54,107

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	6,116,360	7,165,584	4,177,890	4,452,416	4,696,817	671,636
Restricted cash	2,643,587	3,346,779	3,381,107	2,353,384	2,844,101	406,701
Security deposit prepaid to third-party guarantee companies	874,886	396,699	207,071	162,617	325,698	46,574
Short term investments	—	57,000	15,000	3,394,073	2,852,254	407,867
Accounts receivable and contract assets, net	3,097,254	2,868,625	2,909,245	2,214,530	950,267	135,886
Financial assets receivable, net	3,806,243	2,982,076	2,522,543	1,553,912	1,510,205	215,956
Loans receivable, net	9,844,481	15,347,662	24,604,487	26,714,428	34,680,954	4,959,310
Total current assets	27,757,223	34,097,466	39,796,028	42,780,568	49,481,458	7,075,753
Land use rights, net	1,018,908	998,185	977,461	956,738	966,582	138,219
Total non-current assets	5,747,772	6,245,704	6,022,544	5,352,050	7,468,337	1,067,958
Total assets	33,504,995	40,343,170	45,818,572	48,132,618	56,949,795	8,143,711
Current liabilities:
Payable to investors of the consolidated trusts-current	2,304,518	6,099,520	8,942,291	8,188,454	9,922,559	1,418,907
Convertible senior notes-current	—	—	—	—	1,019,130	145,734
Guarantee liabilities-stand ready	4,818,144	4,120,346	3,949,601	2,383,202	2,314,865	331,021
Guarantee liabilities-contingent	3,285,081	3,418,391	3,207,264	1,820,350	1,872,149	267,714
Income tax payable	624,112	661,015	742,210	1,040,687	1,083,176	154,892
Total current liabilities	14,143,186	16,749,918	19,899,619	17,472,209	20,359,829	2,911,417
Payable to investors of the consolidated trusts-noncurrent	4,010,597	4,521,600	3,581,800	5,719,600	9,930,000	1,419,971
Convertible senior notes-noncurrent	—	—	—	—	1,583,213	226,396
Total non-current liabilities	4,145,200	4,661,955	3,909,096	6,414,190	12,432,923	1,777,884
Total shareholder’s equity	15,216,609	18,931,297	22,009,857	24,246,219	24,157,043	3,454,410
Total liabilities and equity	33,504,995	40,343,170	45,818,572	48,132,618	56,949,795	8,143,711

The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2021, 2022, 2023, 2024 and 2025.

	Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Combined and Consolidated Cash Flow Data:
Net cash provided by operating activities	5,789,700	5,922,515	7,118,350	9,343,311	11,083,748	1,584,956
Net cash used in investing activities	(6,064,328)	(7,355,975)	(11,147,789)	(7,994,081)	(13,082,044)	(1,870,707)
Net cash provided by (used in) financing activities	2,263,720	3,204,068	1,066,458	(2,114,463)	2,783,865	398,087
Net increase (decrease) in cash and cash equivalents	1,985,681	1,752,416	(2,953,366)	(753,197)	735,118	105,121
Cash, cash equivalents, and restricted cash at the beginning of year	6,774,266	8,759,947	10,512,363	7,558,997	6,805,800	973,216
Cash, cash equivalents, and restricted cash at the end of year	8,759,947	10,512,363	7,558,997	6,805,800	7,540,918	1,078,337

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the U.S. as of December 31, 2025.

Financial Information Related to the VIEs and the VIEs’ Subsidiaries

The following table presents the condensed consolidating schedule of financial position, results of operations and cash flow data for our company, the VIEs and the VIEs’ subsidiaries, the WFOE that is the primary beneficiary of the VIEs and other subsidiaries as of the dates or for the years presented, as the case may be. For the purpose of this presentation, the financial statement amounts for our consolidated subsidiaries are prepared using same accounting policies as set out in the consolidated financial statements. We are the primary beneficiaries of the VIEs for accounting purposes only.

	For the Year Ended December 31, 2025
	The VIEs and
	the VIEs’			Other		Consolidated
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Total net revenues	18,457,253	—	4,796,448	1,048,416	(5,097,058)	19,205,059
Service fee revenues of the primary beneficiary from the VIEs and the VIEs’ subsidiaries	—	—	4,786,816	—	(4,786,816)	—
Other revenues	18,457,253	—	9,632	1,048,416	(310,242)	19,205,059
Total operating costs and expenses	16,889,494	24,973	327,033	382,198	(5,097,058)	12,526,640
Service fee expenses of the VIEs and the VIEs’ subsidiaries to the primary beneficiary	4,786,816	—	—	—	(4,786,816)	—
Other operating costs and expenses	12,102,678	24,973	327,033	382,198	(310,242)	12,526,640
Income from operations	1,567,759	(24,973)	4,469,415	666,218	—	6,678,419
Income before income tax expense	1,697,910	110,394	4,623,410	944,421	—	7,376,135
Income from subsidiaries	—	5,882,969	594,517	5,258,796	(11,736,282)	—
Income from contractual arrangements with the VIEs and the VIEs’ subsidiaries	—	—	1,196,232	—	(1,196,232)	—
Net income	1,182,184	5,989,691	5,853,313	5,882,969	(12,932,514)	5,975,643
Net income attributable to ordinary shareholders of the Company	1,196,232	5,989,691	5,853,313	5,882,969	(12,932,514)	5,989,691

	For the Year Ended December 31, 2024
	The VIEs and
	the VIEs’			Other		Consolidated
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Total net revenues	16,415,359	—	5,020,162	962,412	(5,232,277)	17,165,656
Service fee revenues of the primary beneficiary from the VIEs and the VIEs’ subsidiaries	—	—	5,003,073	—	(5,003,073)	—
Other revenues	16,415,339	—	17,089	962,412	(229,204)	17,165,656
Total operating costs and expenses	14,121,455	19,770	378,419	349,719	(5,232,277)	9,637,086
Service fee expenses of the VIEs and the VIEs’ subsidiaries to the primary beneficiary	5,003,073	—	—	—	(5,003,073)	—
Other operating costs and expenses	9,118,382	19,770	378,419	349,719	(229,204)	9,637,086
Income (loss) from operations	2,293,904	(19,770)	4,641,743	612,693	—	7,528,570
Income before income tax expense	2,465,141	20,861	4,712,203	694,217	—	7,892,422
Income from subsidiaries	—	6,248,235	592,234	6,067,994	(12,908,463)	—
Income from contractual arrangements with the VIEs and the VIEs’ subsidiaries	—	—	2,202,193	—	(2,202,193)	—
Net income	2,185,995	6,264,314	6,660,228	6,248,235	(15,110,656)	6,248,116
Net income attributable to ordinary shareholders of the Company	2,202,193	6,264,314	6,660,228	6,248,235	(15,110,656)	6,264,314

	For the Year Ended December 31, 2023
	The VIEs and
	the VIEs’			Other		Consolidated
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Total net revenues	15,472,430	—	1,485,711	1,051,284	(1,719,398)	16,290,027
Service fee revenues of the primary beneficiary from the VIEs and the VIEs’ subsidiaries	—	—	1,411,509	—	(1,411,509)	—
Other revenues	15,472,430	—	74,202	1,051,284	(307,889)	16,290,027
Total operating costs and expenses	12,346,061	25,517	338,912	441,971	(1,719,398)	11,433,063
Service fee expenses of the VIEs and the VIEs’ subsidiaries to the primary beneficiary	1,411,509	—	—	—	(1,411,509)	—
Other operating costs and expenses	10,934,552	25,517	338,912	441,971	(307,889)	11,433,063
Income (loss) from operations	3,126,369	(25,517)	1,146,799	609,313	—	4,856,964
Income before income tax expense	3,364,788	20,536	1,258,871	633,256	—	5,277,451
Income from subsidiaries	—	4,264,800	580,495	3,903,935	(8,749,230)	—
Income from contractual arrangements with the VIEs and the VIEs’ subsidiaries	—	—	2,815,399	—	(2,815,399)	—
Net income	2,798,640	4,285,336	4,484,430	4,264,800	(11,564,629)	4,268,577
Net income attributable to ordinary shareholders of the Company	2,815,399	4,285,336	4,484,430	4,264,800	(11,564,629)	4,285,336

Selected Condensed Consolidated Balance Sheets Information

	For the Year Ended December 31, 2025
	The VIEs and
	the VIEs’			Other		Consolidated
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	2,995,112	518,855	14,293	1,168,557	—	4,696,817
Restricted cash	2,843,701	—	—	400	—	2,844,101
Security deposit prepaid to third-party guarantee companies	325,698	—	—	—	—	325,698
Short term investments	396,400	—	400,000	2,055,854	—	2,852,254
Accounts receivable and contract assets, net	809,016	—	—	163,243	—	972,259
Financial assets receivable, net	1,719,664	—	—	—	—	1,719,664
Loans receivable, net	38,683,113	—	—	—	—	38,683,113
Land use right, net	966,582	—	—	—	—	966,582
Intercompany receivables	11,080,989	4,083,237	2,042,173	3,144,239	(20,350,638)	—
Investments in subsidiaries and VIEs	—	22,058,713	(696,079)	16,759,702	(38,122,336)	—
Net assets of the VIEs and the VIEs’ subsidiaries	—	—	23,693,688	6,270,600	(29,964,288)	—
Total assets	63,115,291	26,843,235	25,534,465	29,894,066	(88,437,262)	56,949,795
Payable to investors of the consolidated trusts-current	16,193,159	—	—	—	(6,270,600)	9,922,559
Convertible senior notes-current	—	1,019,130	—	—	—	1,019,130
Guarantee liabilities-stand ready	2,314,865	—	—	—	—	2,314,865
Guarantee liabilities-contingent	1,872,149	—	—	—	—	1,872,149
Income tax payable	655,112	—	411,872	16,192	—	1,083,176
Payable to investors of the consolidated trusts-noncurrent	9,930,000	—	—	—	—	9,930,000
Convertible senior notes-noncurrent	—	1,583,213	—	—	—	1,583,213
Intercompany payables	4,139,170	—	8,729,926	7,481,544	(20,350,640)	—
Total liabilities	39,421,603	2,728,320	9,428,716	7,835,353	(26,621,240)	32,792,752
Total equity	23,693,688	24,114,915	16,105,749	22,058,713	(61,816,022)	24,157,043

	For the Year Ended December 31, 2024
	The VIEs and
	the VIEs’			Other		Consolidated
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	4,005,463	274,514	882	171,557	—	4,452,416
Restricted cash	2,353,384	—	—	—	—	2,353,384
Security deposit prepaid to third-party guarantee companies	162,617	—	—	—	—	162,617
Short term investments	222	493,947	7,299	2,892,604	—	3,394,073
Accounts receivable and contract assets, net	1,003,079	—	—	1,238,583	—	2,241,662
Financial assets receivable, net	1,724,691	—	—	—	—	1,724,691
Loans receivable, net	29,252,177	—	—	—	—	29,252,177
Land use right, net	956,738	—	—	—	—	956,738
Intercompany receivables	9,121,175	3,016,777	2,483,739	2,490,196	(17,111,887)	—
Investment in subsidiaries	—	20,393,966	(688,464)	18,916,637	(38,622,139)	—
Net assets of the VIEs and the VIEs’ subsidiaries	—	—	22,077,311	2,201,000	(24,278,311)	—
Total assets	51,940,322	24,191,284	23,949,122	28,064,227	(80,012,337)	48,132,618
Payable to investors of the consolidated trusts-current	10,389,454	—	—	—	(2,201,000)	8,188,454
Guarantee liabilities-stand ready	2,383,202	—	—	—	—	2,383,202
Guarantee liabilities-contingent	1,820,350	—	—	—	—	1,820,350
Income tax payable	618,932	—	401,320	20,435	—	1,040,687
Payable to investors of the consolidated trusts-noncurrent	5,719,600	—	—	—	—	5,719,600
Intercompany payables	4,897,887	—	4,826,527	7,387,474	(17,111,888)	—
Total liabilities	29,806,836	1,241	5,720,949	7,670,261	(19,312,888)	23,886,399
Total equity	22,133,486	24,190,043	18,228,173	20,393,966	(60,699,449)	24,246,219

	For the Year Ended December 31, 2023
	The VIEs and
	the VIEs’			Other		Consolidated
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	4,037,256	2,636	114,897	23,101	—	4,177,890
Restricted cash	3,381,107	—	—	—	—	3,381,107
Security deposit prepaid to third-party guarantee companies	207,071	—	—	—	—	207,071
Accounts receivable and contract assets, net	2,417,490	—	—	638,750	—	3,056,240
Financial assets receivable, net	3,118,873	—	—	—	—	3,118,873
Loans receivable, net	27,502,492	—	—	—	—	27,502,492
Land use right, net	977,461	—	—	—	—	977,461
Intercompany receivables	2,559,164	—	1,571,102	2,728,150	(6,858,416)	—
Investment in subsidiaries	—	21,933,951	3,202,302	18,841,758	(43,978,011)	—
Net assets of the VIEs and the VIEs’ subsidiaries	—	—	19,719,425	—	(19,719,425)	—
Total assets	47,389,071	21,952,789	24,695,812	22,336,752	(70,555,852)	45,818,572
Payable to investors of the consolidated trusts-current	8,942,291	—	—	—	—	8,942,291
Convertible senior notes-current
Guarantee liabilities-stand ready	3,949,601	—	—	—	—	3,949,601
Guarantee liabilities-contingent	3,207,264	—	—	—	—	3,207,264
Income tax payable	648,893	—	79,806	13,511	—	742,210
Payable to investors of the consolidated trusts-noncurrent	3,581,800	—	—	—	—	3,581,800
Convertible senior notes-noncurrent
Intercompany payables	4,276,218	14,153	2,364,791	203,254	(6,858,416)	—
Total liabilities	27,597,272	15,306	2,651,752	402,801	(6,858,416)	23,808,715
Total equity	19,791,799	21,937,483	22,044,060	21,933,951	(63,697,436)	22,009,857

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	The VIEs and
	the VIEs’			Other
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash provided by (used in) operating activities	7,865,447	4,301,079	3,137,115	5,381,757	(9,601,650)	11,083,748
Net cash (used in) provided by investing activities	(13,613,439)	(784,649)	1,423,634	(540,720)	433,130	(13,082,044)
Net cash provided by (used in) financing activities	5,227,958	(3,217,476)	(4,547,338)	(3,847,799)	9,168,520	2,783,865

	For the Year Ended December 31, 2024
	The VIEs and
	the VIEs’			Other
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash provided by operating activities	6,036,201	7,981,614	7,294,507	8,964,299	(20,933,310)	9,343,311
Net cash (used in) provided by investing activities	(4,641,892)	(3,523,461)	1,049,614	592,485	(1,470,827)	(7,994,081)
Net cash used in financing activities	(2,453,608)	(4,236,127)	(8,458,395)	(9,370,470)	22,404,137	(2,114,463)

	For the Year Ended December 31, 2023
	The VIEs and
	the VIEs’			Other
	Subsidiaries	The Company	The WFOE	Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash provided by operating activities	5,685,945	800,998	985,396	1,376,011	(1,730,000)	7,118,350
Net cash (used in) provided by investing activities	(11,065,537)	319,382	(105,735)	(618,160)	322,261	(11,147,789)
Net cash provided by (used in) financing activities	3,013,752	(1,593,907)	(940,000)	(821,126)	1,407,739	1,066,458

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects;
●	We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers;
●	We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected;
●	We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected;
●	The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations;
●	Our transaction process may result in misunderstanding among borrowers;
●	Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of loan products facilitated by us and our services to decrease;
●	We rely on our proprietary credit profiling model in assessing the creditworthiness of borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations;
●	We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted;
●	Our expansion into international markets exposes us to significant risks. We may be unable to establish a viable business model that meets local market demand due to our limited understanding of these markets and the capabilities of our local teams, and our business practices may be subject to challenge by local regulators;
●	If we are unable to protect the private information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operation may be adversely affected; and
●	Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, as such regulations and laws are newly promulgated, many of which are subject to further interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure pursuant to the new regulations promulgated by the PRC government, which would likely result in a material adverse change in our operations, and our class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with the VIEs and the shareholders of the VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control; and
●	Any failure by the VIEs or the shareholders of the VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The PRC government exerts significant oversight and discretion over our business operation. Any failure to comply with PRC laws and regulations, and any requirement for us to adjust our operations due to changing laws and regulations, could result in a material adverse impact to our business and the value of the ADSs; and
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

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

As of December 31, 2023, 2024 and 2025, the 90 day+ delinquency rate for all loans facilitated through our platform, including those under credit-driven services and platform services, was 2.35%, 2.09% and 2.71%, respectively. The decrease from 2023 to 2024 was primarily attributable to our proactive tightening of overall credit standards, despite continued macroeconomic headwinds. The subsequent increase from 2024 to 2025 was mainly due to the industry-wide adjustments as a result of regulatory changes in the consumer credit industry in China. Since April 2025, PRC regulatory authorities have issued measures and policies on the consumer credit industry, including those imposing interest rate caps on certain internet consumer lending products. As a result, the consumer credit industry experienced a significant liquidity squeeze, particularly in the second half of 2025, leading to increased pressure on our own risk performances. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance Data—90 day+ delinquency rates.” To effectively manage credit risks, we have taken multiple initiatives aimed at improving the overall quality of our business. These include ongoing optimization of our loan mix, tightening credit assessment standards, increasing the proportion of higher-quality borrowers, and continued efforts on collection. We also expect to continue focusing on enhancing our technology and credit assessment capabilities and fine-tuning our services and solutions to address financial institution partners’ evolving needs and risk preferences. However, there can be no assurance that these initiatives will be sufficient to manage our risk exposure in an effective manner.

If economic conditions deteriorate, regulatory environment changes adversely, or any event beyond our control occurs to our operation, we may face an increased risk of borrower default or delinquency, which could result in lower returns or even losses. In the event that the creditworthiness of borrowers deteriorates, or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of user credit profiles may be rendered inaccurate, and our credit profiling system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adversely impact our results of operations.

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

We have experienced, and may from time to time be required to make adjustments to our operations in order to maintain compliance with changes in laws, regulations and policies. However, we may still be deemed non-compliant with these regulations or other rules in the following aspects of our business:

●	Guarantee practice. Currently, third-party guarantee companies or the licensed VIE provides guarantee or other credit enhancement services to our financial institution partners. We engage third-party guarantee companies to provide guarantee services, and we, under certain circumstances, provide back-to-back guarantees for external guarantee companies. We currently provide back-to-back guarantees only through the licensed VIE. As advised by our PRC legal counsel, our back-to-back guarantee model is not prohibited by Circular 141, because we have not directly provided guarantee to banking financial institutions. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will have the same view as our PRC legal counsel on this issue. Moreover, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear. Therefore, we cannot be certain that our back-to-back guarantee model will not be determined to be in violation of the Supplementary Financing Guarantee Provisions. For additional information on potential risk related to compliance with the leverage ratio limits for financing guarantee business, please see “—We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”
●	Payment. We have adopted a payment model and applied it to our cooperation with all financial institution partners. Under our payment model, we do not charge interests to borrowers for loans funded by our financial institution partners; instead, we charge service fees to financial institutions. In certain cases, some financial institution partners further engage us and a third-party payment system service provider to together arrange payment clearance, pursuant to which borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount, including principal, interest and service fees, to the portions that financial institution partners and we are each entitled to. The third-party payment service providers are engaged per our financial institution partners’ request and are mainly for the purpose of general payment processing and clearance. We do not charge any fees from borrowers under our payment model for loans funded by our financial institution partners. As advised by our PRC legal counsel, such payment model does not violate Circular 141 or the Interim Measures for Administration of Internet Loans Issued by Commercial Banks. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, we cannot assure you that PRC regulatory authorities will share this view.

In April 2025, National Financial Regulatory Administration issued the Notice on Strengthening the Management of Internet Loan Facilitation Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which officially introduced a “whitelist” system for loan facilitation platforms. If we fail to be included or maintained on the whitelist of our partnering commercial banks due to compliance, operational, or other reasons, our financial institution partners may cease their cooperation with us. The Notice also requires that the comprehensive financing costs paid by borrowers for a single loan should comply with relevant provisions issued by the Supreme People’s Court, which effectively limits such comprehensive costs to an annualized rate of 24% under judicial protection. For detailed risks regarding the pricing caps please see “—The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.”

If our products or services are deemed to be non-compliant with the PRC laws and regulations, we may need to further adjust our practices and our business operations may be negatively impacted.

Therefore, if our financial institution partners cease to fund the loans, either on a temporary basis to await more clarity on the new regulatory environment, or on a permanent basis for non-compliance concerns, our operation will be adversely impacted. If fewer financial institutions are willing to fund the loans, the competition for funding may become more intense, and the cost of funding may increase, which may adversely impact our results of operations.

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

A portion of loans facilitated on our platform are funded by Fuzhou Microcredit, the subsidiary of Shanghai Qiyu, one of the VIEs. We also provide financing guarantees to our financial institution partners through Fuzhou Financing Guarantee for some loans we facilitate. As a result, we are subject to a complex and evolving body of regulations in relation to these businesses.

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

On December 31, 2024, the National Financial Regulatory Administration of the PRC issued the Interim Administrative Measures for Micro-Lending Companies. The measures (i) clarify the business scope of micro-lending companies and the loan concentration ratio requirements, and optimize the upper limit standard for single-household loan balances; (ii) prohibit the leasing or lending of licenses and other non-compliant “channel” businesses; (iii) regulate external financing by strictly enforcing leverage ratio indicators and specifying the conditions for microfinance companies to issue bonds and asset securitization products; (iv) standardize the business systems of micro-lending companies, requiring them to meet conditions such as full-process online operations, a robust risk control system, and compliance with network and information security management requirements; (v) require that micro-lending companies file its websites, apps, or mini-programs with local financial regulatory authorities; and (vi) provide a transition period, which shall not exceed two years in principle to gradually meet all the requirements stipulated in the measures. In December 2025, the Guidelines on the Management of Comprehensive Financing Costs of Micro-lending Companies were issued to local financial regulatory authorities, directing micro-lending companies to gradually transition their loan pricing toward the Quadruple LPR Limit, or 4x LPR cap. For a detailed discussion on the phase-down timetable and its potential impact on our business, please see “—The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.” We will closely monitor the regulatory requirements, seek guidance from regulatory authorities, and take applicable measures in a timely manner to ensure our compliance with the laws and regulations applicable to us. We may incur costs and expenses to ensure compliance and to make necessary changes to our internal policies and practices to maintain compliance with the laws and regulations applicable to us in the future.

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

Furthermore, Fuzhou Microcredit and Fuzhou Financing Guarantee are subject to the laws, regulations, policies and measures in Fujian in respect of registered capital, loan-to-capital, leverage ratios, or other requirements. We may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further adjust our business if any of our micro-lending and financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance.

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

In addition, the Administrative Measures for Credit Reporting Business issued by the People’s Bank of China on September 27, 2021 and effective on January 1, 2022, or the Credit Reporting Measures, define “credit information” to include “basic information, borrowing and lending information and other relevant information legally collected in the offering of services of finance or other activities for purposes of identifying and judging the credit standing of businesses and individuals, as well as results of analysis and evaluation based on the aforesaid information,” and define “credit reporting business” as the collection, collation, keeping and processing of credit information and provision of such information to information users. The Credit Reporting Measures apply to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services of credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, among others” are also subject to the measures. The measures provide for an 18-month grace period from their effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions. Furthermore, on July 7, 2021, the Credit Information System Bureau of the People’s Bank of China further issued the Notice Relating to Disconnecting Direct Connection to 13 internet platforms including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.

Historically, we provided preliminary credit assessment assistance directly to financial institution partners which mainly depended on the evaluation of information regarding personal credit status. Such practice may be deemed as engaging in credit reporting business or credit reporting function services by the PRC authorities. To comply with the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection, we have involved three licensed credit reporting institutions and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with three licensed credit reporting institutions to ensure the flow of personal information complies with the requirements of the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. However, there remain uncertainties with respect to the interpretation and implementation of the Credit Reporting Measures. Therefore, we cannot rule out the possibility that some aspects of our business may subsequently be deemed as noncompliant and be required to be ceased or adjusted in a way that will have a negative impact on our business and prospects. If our credit assessment assistance is prohibited, it may affect the collaboration between us and our financial institution partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected. The lack of clear guidance under, and the uncertainty associated with, the Credit Reporting Measures may also result in substantial compliance cost incurred by us.

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

Circular 141 requires online platforms, micro-lending companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. According to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases promulgated on September 1, 2015, in the event that the sum of the annualized interest that lenders charge and the fees we and our financial institution partners charge exceeds the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annualized interest that lenders charge and the fees we and our financial institution partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid. The Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector in August 2017, if an online lending information intermediary and a lender intentionally collude to evade the interest rate ceiling as set out by the law through disguising loan interest as loan facilitation service fees, then such arrangements shall be declared invalid. On July 22, 2020, the Supreme People’s Court and the National Development and Reform Commission, or the NDRC, jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. The opinions set out that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

On December 29, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. According to the Judicial Interpretation Amendment, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), in the event that the sum of the annualized interest that lenders charge and fees we and our financial institution partners charge exceeds four times the one-year Loan Prime Rate at the time of the establishment of the agreement, which we refer to as the Quadruple LPR Limit, borrowers may refuse to pay the portion that exceeds the Quadruple LPR Limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the Quadruple LPR Limit from such borrowers. If borrowers have paid the fees that exceed the Quadruple LPR Limit, such borrowers may request us to refund the portion exceeding the Quadruple LPR Limit and the PRC courts may uphold such requests.

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

In addition to rules, opinions and decisions issued by the PRC courts, we and our financial institution partners are also subject to regulatory agencies’ requirements, supervision or guidance. Recently, regulatory authorities have enforced comprehensive financing cost limits on consumer loans funded by both commercial banks and micro-lending companies.

The Notice on Strengthening the Management of Internet Loan Facilitation Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services was issued in April 2025 and subsequently became effective in October 2025. This notice requires that the comprehensive financing costs of internet loans funded by commercial banks comply with the relevant rules of the Supreme People’s Court, thereby effectively imposing a 24% annualized rate cap in judicial practice.

The Guidelines on the Management of Comprehensive Financing Costs of Micro-lending Companies were jointly promulgated by People’s Bank of China and National Financial Regulatory Administration in December 2025, and issued to local financial regulatory authorities, directing micro-lending companies to gradually transition their loan pricing toward the Quadruple LPR Limit, in principle, by the end of 2027. This guideline will apply to the loans originated by our micro-lending company. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on February 24, 2026 was 3.0%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.

The Provisions on Explicitly Disclosing Comprehensive Financing Costs for Personal Loan Business, promulgated in March 2026, further tighten the transparency requirements to prominently disclose the annualized comprehensive financing cost to borrowers, and strictly prohibiting the collection of any undisclosed fees.

Currently, we adhere to the regulatory requirement that no new loan originated or facilitated through our platform should have an IRR exceeding 24% upon scheduled repayments. Furthermore, we are in continuous consultation with relevant regulators to gradually transition towards the Quadruple LPR Limit for loans funded by Fuzhou Microcredit, in accordance with the regulatory phase-down timeline. In the future, we may adjust the loan pricing from time to time as a result of further regulatory requirements or changes in our business strategies. There may be new regulations, requirements, supervision or guidance in the future from regulatory authorities. In addition, PRC regulatory authorities may from time to time issue informal guidance or administrative direction, which may impose additional requirements or restrictions on our business practices. We cannot assure you that we will be able to predict or anticipate these guidances or directions. If we are unable to keep up with the evolvement of regulations and maintain compliance or are deemed to price loans at a rate that exceeds the regulatory limits or fail to meet the mandatory phase-down schedule to the Quadruple LPR Limit, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancelation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected. See also “—We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”

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

Our expansion into international markets exposes us to significant risks. We may be unable to establish a viable business model that meets local market demand due to our limited understanding of these markets and the capabilities of our local teams, and our business practices may be subject to challenge by local regulators.

We started our overseas expansion in 2024 and have begun to extend our presence in several overseas markets. Expansion into international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in China. There are significant challenges, risks and costs inherent in doing business in international markets, including:

●	difficulty in establishing and managing international operations and the increased infrastructure, technology, and legal compliance costs associated with operations in different countries or regions;
●	increased compliance costs associated with the local regulatory frameworks governing financial services, consumer lending, data protection, and technology services in each jurisdiction, which may differ significantly from those in China;
●	the related costs to obtain and maintain licenses, permits, or registrations required to conduct our business in each jurisdiction;
●	the ability to identify, secure, develop, and maintain stable, mutually beneficial relationships with reliable and suitable local partners, whose cooperation is essential for our successful market entry and sustained business growth;
●	the dynamic and evolving regulatory landscape in certain targeted international markets may lead to changes in pricing requirements, which may challenge the sustainability of our business models in these jurisdictions;
●	the need to adapt our products, services, risk models, and technology platforms for local markets as consumer preferences, credit environments, and financial infrastructure vary from country to country;
●	the ability to attract, retain, and effectively manage qualified local personnel in markets where we have limited brand recognition as an employer;
●	increased competition from established local and international providers of similar financial technology and credit services;
●	compliance with anti-money laundering, counter-terrorism financing, and sanctions requirements in multiple jurisdictions;
●	fluctuations in currency exchange rates and the requirements of foreign exchange control regulations; and
●	political or social unrest, economic instability, or changes in government policy in the countries or regions in which we operate.

We have limited experience with international regulatory environments and market practices and may not be able to successfully operate in the markets we choose to enter. In addition, our international expansion may result in significant expenses, our return on investments may fall short of our expectation and we may find our business models are not commercially viable in these markets. If we are unable to manage these risks, our business, financial condition, and results of operations could be adversely affected.

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

In December 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review (2021 Revision), which became effective on February 15, 2022 and replaces their predecessor regulation. Pursuant to the measures, critical information infrastructure operators that procure internet products and services or network platform operators that carry out data processing activities must be subject to a cybersecurity review if their activities affect or may affect national security. The measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The Regulations on Protection of Critical Information Infrastructure stipulate that the respective supervision and administration departments of the important industries and sectors, such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, and national defense science and technology industry, shall be responsible for the security protection of critical information infrastructures, and the departments shall be responsible for organizing the recognition of the “critical information infrastructure” within the industries and sectors according to the recognition rules, and shall inform the recognized “critical information infrastructure operator” accordingly and no detailed rules or implementation rules regarding the recognition of the “critical information infrastructure” have been published by any authority. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law in the future. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

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

On September 24, 2024, the State Council promulgated the Regulations on the Administration of Cyber Data Security, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review in accordance with relevant laws and regulations. However, there have been no public clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.”

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

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how the laws and regulations will be implemented and interpreted in practice. As these laws and regulations are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance by us, our service providers or financial institutions partners with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. For example, in July 2021, our Qifu Jietiao app was temporarily taken offline by the CAC for the purpose of optimizing product design and offering enhanced user data privacy protection, during which period new downloads were suspended. Our Qifu Jietiao app was restored to app stores for downloads in August 2021 after being tested and verified by the CAC. We believe the temporary takedown of Qifu Jietiao app did not and will not have a material adverse impact on our business operations. However, we cannot assure you that the authorities will not require further system and data privacy protection enhancements in the future as technologies, standards and regulatory environments continue to evolve, in which case our operations may be interrupted or adversely affected. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny. Furthermore, even if we do not commit any violation or breach of effective laws and regulations related to cybersecurity, data security or personal information protection, we may also be involved in inspections or investigations by regulatory authorities due to any unrelated third parties’ action or inaction, or as part of the routine supervision of the regulatory authorities. Such inspections or investigations may also have an adverse effect to our business.

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

The loan facilitation volume through our platform has grown rapidly since our inception. As of December 31, 2025, we had cumulatively facilitated loans amounting to over RMB2.5 trillion. To grow our loan facilitation volume, we need to retain existing borrowers and attract new borrowers who are eligible for our loan products. Our ability to do so depends on our capacity to acquire users and offer a diversified portfolio of loan products at reasonable costs that address the credit needs of consumers and SMEs across various consumption and other life and business scenarios. We intend to continue to invest resources in our user acquisition efforts over the long term, as well as to develop and refine loan products facilitated through our platform. At the same time, we need to continually refine our credit assessment capabilities and optimize our loan portfolio to meet the evolving needs and risk preferences of our financial institution partners. If there are insufficient qualified loan requests, the loan facilitation volume through our platform may decrease, which may in turn negatively affect the growth of our business and our relationships with our financial institution partners.

The overall loan facilitation volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers relative to the market rates, the efficiency of our credit assessment process, the availability of funding from our financial institution partners, the macroeconomic and regulatory environment and other factors. In connection with the introduction of new products or response to general economic conditions and regulatory requirements, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our loan facilitation volume. If we are unable to attract qualified borrowers or if borrowers do not continue to participate in our platform at the current or expected rates, we might be unable to increase our loan facilitation volume and revenue as we expect, and our business and results of operations may be adversely affected.

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

The availability of funding from our financial institutional partners depends on many factors, some of which are beyond our control. Changes in the macroeconomic environment may impact the funding costs and the terms of our agreements with financial institution partners, and we may not be able to obtain sufficient and sustainable funding from them if the funding cost increases significantly. In addition, our competitors in the Credit-Tech industry may offer better terms to attract financial institutions away from us. We may not be able to maintain long-term business relationships with financial institution partners in this evolving market. For the year ended December 31, 2025, our top five direct financial institution partners contributed around 35.1% of total funding for the loans we originated and facilitated, which does not include loans facilitated under “ICE” or other technology solutions. See “Item 4. Information on the Company—B. Business Overview” for details of “ICE” and other technology solutions. Our financial institution partners typically agree to provide funding to borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our users’ loan requests are usually approved if they fall within the parameters set agreed upon by us and our financial institution partners, our financial institution partners may implement additional requirements in their approval process outside of our control. Thus, there is no assurance that our financial institution partners could provide reliable, sustainable and adequate funding, because they could either decline to fund loans facilitated on our platform or decline to renew or renegotiate their participation in the funding programs.

In addition, if PRC laws and regulations impose more restrictions on our collaboration with financial institution partners, these financial institution partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of financial institution partners. For example, the Notice on Strengthening the Management of Internet Loan Facilitation Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services issued in April 2025 mandates that commercial banks implement a “whitelist” management system for loan facilitation agencies. If we fail to be included or maintained on the whitelists of our partnering banks, our access to funding from these financial institutions would be significantly curtailed. Pursuant to the Interim Measures for Administration of Internet Loans Issued by Commercial Banks and the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Standardizing the Internet Loans Business of Commercial Banks, regional banks that carry out online lending business shall serve local customers, and are not allowed to conduct the online lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conduct business primarily online as well as meet the other conditions prescribed by the China Banking and Insurance Regulatory Commission. If we fail to effectively match regional banks with sufficient local borrowers, we may lose them as funding sources, in which case our results of operations and profitability could be materially and adversely impacted. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution partners, our collaboration with our financial institution partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

For example, on April 24, 2026 the People’s Bank of China and seven other departments jointly issued the Measures for Administration of Online Marketing of Financial Products, which shall come into force on September 30, 2026. These measures clarify the rights and responsibilities boundaries between financial institutions and third-party online platforms. However, given the measures were recently promulgated, there are uncertainties as to their interpretation, application and enforcement. To comply with the measures, we may be required to make relevant adjustments to our internal policies, system processes, marketing strategies and the arrangements with the financial institutions, which will increase our compliance costs and may adversely affect our business. Furthermore, if we fail to complete the necessary rectifications before the implementation date, we may face regulatory penalties, which could have a material adverse effect on our reputation, business, and results of operations.

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

According to our cooperative arrangement with trust companies and asset management companies, each trust and asset management plan had a specified term. Financial institution partners invested in such trusts or asset management plans in the form of trust or asset management units, which entitled the financial institution partner to the return on investment with each unit. We were designated as the service provider for the trusts and asset management plans. If a credit application was approved, credit drawdown would be funded by the trusts or asset management plans to borrowers directly subject to the independent credit review of such trust companies or asset management companies. These trusts and asset management plans were identified as the lender under the loan agreements with borrowers. The trust and asset management plan remitted to the financial institution partners investment returns pursuant to the terms of the trust and asset management plan that reflected funds initially provided by the financial institution partners. The investment gains would be distributed to the trust or asset management plan based on the actual loan interest. The trust company or asset management company, as appropriate, was responsible for administering the trust and was paid a service fee.

In 2025, trusts and assets management plans with total assets of RMB23.3 billion (US$3.3 billion) were set up to invest solely in loans on our platform. For the majority of the trusts, we are considered the primary beneficiary and thus consolidate such trusts’ assets, liabilities, results of operations and cash flows. Although we have not been part of the fund-raising process by the trusts, we cannot assure you that our provision of services to the trusts will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of loans facilitated by us and affect our results of operations.

Our ability to continue to explore and access alternative funding initiatives is subject to regulatory, operational, and market uncertainties, which may restrict our access to low-cost funding and thus adversely affect our business, financial condition and results of operations.

We have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities, or ABSs, and asset-backed medium-term notes, or ABNs. As of December 31, 2025, we had cumulatively issued ABSs and ABNs of RMB67.6 billion (US$9.7 billion). In addition, our shelf registration of ABSs and ABNs with a total value of issuance amounting to RMB19.4 billion (US$2.8 billion) has been approved by the Shanghai Stock Exchange and Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors, as applicable, as of December 31, 2025. Pursuant to the Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and its supporting rules and other laws and regulations, an institution is entitled to establish an ABS plan as an originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flows in compliance with the laws and regulations. However, the issuance of ABSs is subject to a variety of requirements under these provisions, such as managers are required to be a securities company or a subsidiary of fund management company and the assets of the ABS plan shall be placed under custody of a commercial bank with the appropriate business qualifications, or an asset custodian organization recognized by the CSRC. The laws and regulations applicable to ABS are still developing, and it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the rapidly evolving Credit-Tech industry in which we operate. In addition, we rely on trust companies and other parties we collaborate with to secure the successful issuance of the ABSs. If our collaboration with such parties is interrupted or affected, our ability to utilize the remaining approved quota of issuing such ABS may be materially limited. In addition, fluctuations in macroeconomic conditions, waning investor appetites for consumer credit assets, and regulatory headwinds within consumer finance industry could lead to unfavorable issuance windows or funding costs, thus constraining our capability of issuing ABSs. If our attempts to issue ABSs under the current quota is limited, or our attempts to seek further approval on additional quota in ABS is rejected, our capability to secure funding with lower comprehensive cost may be limited, and our business and financial condition may be adversely impacted. During the validity period of the ABS plan, if we cannot maintain reasonable support for normal business activities, and provide the requisite assurance for generation of independent and predictable cash flows for the underlying transferred assets, it may have substantial impact on the investment value or price of ABSs.

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

We historically benefited from a strategic partnership with 360 Group, including brand licensing, user traffic support, and access to its business ecosystem, which contributed to our user acquisition efforts and other aspects of our operations, particularly during the early stages of our business. The framework collaboration agreement with 360 Group was terminated in August 2025, and 360 Group ceased to be our affiliate in December 2025. We have transitioned our user acquisition strategy and have focused on building our own brand and developing alternative user acquisition channels. However, there can be no assurance that we will be able to develop our brand effectively or secure alternative user acquisition channels on comparable terms, or at all, and we may experience increased user acquisition costs or reduced effectiveness compared to our historical arrangements. In addition, the remaining arrangements with 360 Group may be further reduced or terminated, which could result in additional transition costs or operational disruptions.

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

To comply with Circular 141 and the Supplementary Financing Guarantee Provisions, we have engaged guarantee companies to provide credit enhancement to our financial institution partners upon their request, and two of the VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee, obtained the license of conducting guarantee services in 2018 and 2019, respectively. In order to streamline and consolidate the operation of our financing guarantee business, we have phased out financing guarantees provided by Shanghai Financing Guarantee as of December 31, 2025, which applied for and was approved by the PRC authority to cancel its financing guarantee certificate. Even though we use licensed guarantee company controlled by us to provide service to our financial institution partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that the licensed guarantee company under our control could provide satisfactory service to our financial institution partners from time to time, or that we will always be able to source and engage guarantee companies to our financial institution partners’ satisfaction. If we fail to source and engage guarantee companies to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate or even be suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.

As we provide guarantee services through the licensed VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee (before its financing guarantee license was canceled upon its voluntary application), to our financial institution partners, or back-to-back guarantee to the third-party guarantee companies, we recognize guarantee liabilities at fair value from accounting perspective, which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. As of December 31, 2023, 2024 and 2025, we recorded guarantee liabilities-stand ready of RMB3,950 million, RMB2,383 million and RMB2,315 million (US$331 million), respectively. As of December 31, 2023, 2024 and 2025, we recorded guarantee liabilities-contingent of RMB3,207 million, RMB1,820 million and RMB1,872 million (US$268 million), respectively. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information and we have engaged a third-party independent valuer for the task, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the Credit-Tech industry is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target user base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit assessment and expectations differ from actual circumstances or if the quality of the loans facilitated by us deteriorates, our guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable.

We have a large balance of accounts receivable and contract assets as well as financial assets receivable and loans receivable. As of December 31, 2023, 2024 and 2025, the current portion of our accounts receivable and contract assets, net was RMB2,909 million, RMB2,215 million and RMB950 million (US$136 million), respectively, and the non-current portion was RMB147 million, RMB27 million and RMB22 million (US$3 million), respectively. As of the same dates, the current portion of our financial assets receivable, net was RMB2,523 million, RMB1,554 million and RMB1,510 million (US$216 million), respectively, and the non-current portion was RMB596 million, RMB171 million and RMB209 million (US$30 million), respectively. Also, as of the same dates, the current portion of our loans receivable, net was RMB24,604 million, RMB26,714 million and RMB34,681 million (US$4,959 million), respectively, and the non-current portion was RMB2,898 million, RMB2,538 million and RMB4,002 million (US$572 million), respectively. Such receivables and contract assets mainly arise from our on-balance sheet loans and off-balance sheet loans. See “Item 5. Operating and Financial Review and Prospects—On- and Off-balance Sheet Treatment of Loans” for details of the risk taking arrangements for on- and off-balance sheet loans. We have established an allowance for uncollectible receivables and contract assets based on estimates, which incorporates historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. We evaluate and adjust our allowance for uncollectible receivable and contract assets on a quarterly basis or more often as necessary. The related expenses are recorded as “provision for accounts receivable and contract assets,” “provision for financial assets receivable” and “provision for loans receivable.” While our allowance and provision take into account historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual credit risk is difficult to forecast, especially if such risks stem from factors beyond our historical experience, especially unforeseen risk with no historical comparable. If there is a significant rise in delinquency rate, which was impacted by a number of factors some of which are beyond our control, including the macroeconomic condition of China and the development of the Credit-Tech industry, or our provisions or allowances are insufficient to cover the credit loss, our business, results of operations and financial condition would be materially and adversely impacted.

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

In addition, the current regulatory regime for debt collection in the PRC remains unclear. We adopt different collection channels, including text messages, mobile app push notices, AI-initiated collection calls, human collection calls, emails or legal letters during the collection process. We also outsource our collection to third-party collection service providers from time to time, particularly after 60 days of delinquency. We have adopted and enforced comprehensive collection policies and procedures, including close monitoring our third-party service providers, to ensure that all our collection practices are in compliance with current laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Credit Assessment—Collection” for more details. However, we cannot assure you that the collection personnel that we employ or collaborate with will not engage in any misconduct as part of their collection efforts or that we will be able to identify and deter such misconduct at all times. Any such misconduct by our collection personnel or third-party collection service providers, or the perception that our collection practices are considered to be aggressive and not compliant with the PRC laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines, penalties, administrative investigations or even criminal liabilities, any of which may have a material adverse effect on our results of operations.

Furthermore, we rely on certain third-party service providers, such as user acquisition partners, marketing and brand promotion agencies, third-party payment platforms and collection service providers, to conduct our business. We enter into collaboration contracts with fixed terms with such service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or that we can renew such agreements with the terms we desire. Such service providers may also be demanded by their investors not to work with us, or form alliances to seek better terms dealing with us. In addition, if these service providers failed to function properly or terminated the cooperation, we cannot assure you that we could find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations. Meanwhile, we cannot assure you that third-party service providers would comply with our compliance requirements at all times and would not commit wrongdoing or misconduct especially in carrying out offline marketing and promotions, failure of which may result in us facing user complaints, suffering brand and reputation damages and being subject to administrative actions. Neither can we guarantee that borrowers would not commit wrongdoing or misconduct, which, if occurs, could cause harm to our brand and reputation.

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

As of December 31, 2023, 2024 and 2025, our deferred tax assets amounted to RMB1,068 million, RMB1,206 million and RMB1,380 million (US$197 million), respectively. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probable that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions, or, negative development of the regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.

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

We may not make any investments or acquisitions. Even if we do, any such future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2025. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our class A ordinary shares and/or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our investments in and capital supports to the joint venture company that we established to develop and build our regional headquarters and affiliated industrial park may occupy a portion of our working capital.

In October 2020, we established Shanghai Qifu Changfeng Technology, Co., Ltd. (previously known as Shanghai 360 Changfeng Technology, Co., Ltd.), or Qifu Changfeng, a joint venture company in Shanghai, China through Shanghai Qiyu, to build our regional headquarters and the affiliated industrial park. The construction has been completed, and the new regional headquarters and industrial park have been officially put into use since January 2026. Currently, we hold 70% of the equity interests in Qifu Changfeng and are the controlling shareholder, with the remaining 30% held by an independent third party. We have consolidated the financial condition and results of operations of Qifu Changfeng on our financial statements since the fiscal year of 2021 and it became our consolidated subsidiary. The construction project that the joint venture company operated was capital intensive. Pursuant to the joint venture agreement, the shareholders of the joint venture company contribute initial funding for the acquisition of land use rights, while funds required for subsequent developments are mainly supplied through external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. As of December 31, 2025, a total of RMB1.07 billion were provided by the shareholders to acquire land use rights, of which RMB0.32 billion was funded by the independent third party. Additionally, Qifu Changfeng has entered into a facility agreement with a commercial bank in China to finance its operations and the construction project, pursuant to which the commercial bank agreed to extend a loan facility in an aggregate amount of up to RMB1.0 billion, and required the subsidiary’s registered capital to be paid in the same proportion of the total facility used. Currently, our investments in and capital supports to Qifu Changfeng have not had a material adverse impact on our working capital. However, if Qifu Changfeng requires further capital contributions or funding from us in the future, our working capital position could be negatively impacted. In addition, if Qifu Changfeng defaults in its repayment obligations in any debt financings, it may incur additional liabilities or be involved in legal proceedings, which may adversely affect our results of operations, cash flow positions and reputations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of the ADSs could be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by epidemics, including COVID-19, the Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, and other epidemics. Our business operations could be disrupted if any of our employees are suspected of having contracted any of the foregoing diseases, since it could require our employees to be quarantined or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy and the Credit-Tech industry in general. Outbreaks of epidemics in China or globally may adversely impact the economic condition and businesses, and could result in reduced spending, especially on discretionary consumption. We derive revenue from loan products facilitated through our platform. A reduction in discretionary consumption may adversely affect demand for consumer and SME-loan products. In addition, downturn in the economy and previous suspension of business activities across various sectors might cause an increase in default of the loans facilitated through our platform as they are likely to lead to a rise in unemployment and may weaken borrowers’ willingness and ability to repay their debts. The increased defaults could in turn result in elevated risks and financial losses to our financial institution partners and us. See also “—We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.”

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

Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. Although the Administrative Rules on the Foreign-invested Telecommunications Enterprises promulgated by the State Council in May 2022 lifted the prior requirement that the primary foreign investor in a foreign invested value-added telecommunications enterprise must have a good track record and operational experience in the value-added telecommunications industry, there remain restrictions on foreign investments in value-added telecommunication businesses. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Negative List (2024) and other applicable laws and regulations.

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

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the government authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of the VIEs, revoking the business licenses or operating licenses of our WFOE or the VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offshore offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of the VIEs, or our failure to receive economic benefits from the VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP, and our class A ordinary shares or ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Revenues contributed by the VIEs accounted for 94%, 95% and 96% of our total net revenue in 2023, 2024 and 2025, respectively.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as such after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and class A ordinary shares are fully fungible, we cannot assure you that an active trading market for our class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government exerts significant oversight and discretion over our business operations. Any failure to comply with PRC laws and regulations, and any requirement for us to adjust our operations due to changing laws and regulations, could result in a material adverse impact to our business and the value of the ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. In accordance with applicable laws and regulations, the PRC government has significant oversight and discretion over the conduct of our business in China, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry, require us to seek additional permission to continue our operations or make certain adjustments on our product or service offerings, which could result in a material adverse change in our operation in China and/or the value of our class A ordinary shares and ADSs. Our class A ordinary shares and ADSs may significantly decline in value as a result. Also, the PRC government may promulgate certain regulations and rules to exert more oversight over offerings that are conducted overseas and foreign investment in mainland China-based issuers. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little advance notice. The interpretations of many PRC laws, regulations, and rules may contain inconsistencies, the enforcement of which involves uncertainties. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations. In addition, the regulatory landscape for the financial industry, particularly concerning online lending and credit-tech platforms, has continued to evolve. In late 2024 and throughout 2025, regulatory authorities issued a series of stringent measures governing the consumer credit ecosystem, introducing distinct compliance mandates to different types of financial institutions. More recently, in early 2026, new provisions were promulgated to mandate the explicit and highly structured disclosure of comprehensive financing costs for personal loans. Uncertainties and changes in regulatory environment may increase our cost of operation, limit our service offerings or even cause us to fundamentally change our business model. We cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with any regulatory requirements or governmental implementation may significantly limit or completely hinder our ability to offer or continue to offer the class A ordinary shares and ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the class A ordinary shares and ADSs to significantly decline in value or become worthless.

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

Our operations are primarily located in mainland China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of other countries in many respects, including, but not limited to the extent of government involvement, stage of development, growth rate, foreign exchange controls and strategic allocation of resources. While the Chinese government continues to advance market-oriented reforms, the authorities also maintain an active role through government investment and policy guidance. State-owned enterprises continue to operate in key sectors of the economy. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. Further, the PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our Company and our business face potential uncertainty from the PRC government. The Chinese government also exercises significant control over China’s economic growth through guiding resources allocation, regulating payment of foreign currency-denominated obligations, setting monetary policy, and providing targeted support to certain industries.

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

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil or gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there are significant uncertainties associated with the future relationship between the United States and China with respect to a wide range of issues including investment policies, trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, our consumers and SMEs are vulnerable to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, our consumers and SMEs may be directly hit, which in turn may lead to higher default rates or decreasing borrowings. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards many countries, including China. Since early 2025, the U.S. has imposed an array of product-specific tariffs and new higher blanket tariffs on Chinese products. China has responded by imposing, and proposing to impose, additional or higher tariffs on certain products imported from the United States, among other measures. There remains considerable uncertainties regarding future tariff rates and the trajectory of U.S.-China trade relations.

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

Additionally, on February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which outlined several initiatives to restrict investments involving China. While legislative and regulatory actions are required to effect these proposed changes, the Investment Policy may expand enforcement against inbound investment from China to the United States by potentially implementing broader, sector-based restriction on PRC investments in the U.S., expanding CFIUS’ jurisdiction over greenfield investment by Chinese companies, and replacing open-ended mitigation agreements with mitigation agreements prescribing specific timeframes and concrete actions. Additionally, the Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States-The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act.

Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. We have been exploring, and intend to continue to explore, opportunities to expand our operations into overseas markets, which may include applying for licenses or other regulatory approvals in new jurisdictions or pursuing potential acquisitions of licensed entities abroad. In connection with these efforts, we may face heightened regulatory scrutiny, formal or informal barriers to market access, or difficulties in obtaining necessary licenses or regulatory approvals in certain jurisdictions, including as a result of the geopolitical tensions described above. Certain jurisdictions may impose national security reviews, data sovereignty or data localization requirements, or other regulatory conditions that could affect our ability to enter or operate in those markets. In addition, changes in geopolitical environments may affect the willingness of local partners, vendors or customers to engage with us. Any unfavorable government policies on international trade or any restriction on Chinese companies may affect consumer demand for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

On July 6, 2021, PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued the Administration Trial Measures of Overseas Securities Offering and Listing by Domestic Companies. The measures establish a filing-based regime to regulate overseas offerings and listings by domestic companies. According to the measures, an overseas offering of equity shares, depository receipts, convertible corporate bond and the listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, any of which was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the principle elements of operations are conducted within or the main places of operations are within the PRC, or senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. According to these measures, the issuer or its affiliated material domestic company, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on offshore offering and other equivalent offshore offering activities. Particularly, the issuer or its affiliated material domestic company shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offshore offering on the same overseas market within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the domestic companies and fines on the directly responsible person in charge and other responsible persons. The controlling shareholder or actual controllers of domestic company organize or instruct to engage in the illegal act or conceals relevant matters failing to comply with the filing requirements will be subject to fines. The measures also set forth certain regulatory circumstances where offshore offerings and listings by domestic enterprises are prohibited. The measures also come with five guidelines on the interpretation and application of the filing requirements and procedures. We have submitted the filing with the CSRC within the period as required under these measures following the completion of the offering of our 0.50% convertible senior notes due 2030, or the 2030 Notes.

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

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance jointly issued the Negative List (2024), which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the Negative List (2024) seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

We face uncertainties with respect to the enactment, interpretation and implementation of PRC regulations on foreign debt, which may adversely affect the enforceability and the effective performance of our convertible notes.

The NDRC promulgated the Administrative Measures for the Review and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debt Measures, that came into effect on February 10, 2023. According to the Foreign Debt Measures, PRC domestic enterprises and their overseas controlled entities or branches shall procure the registration of any foreign debt with maturities of over one year prior to raising such debt with the National Development and Reform Commission. Furthermore, a domestic enterprise is required to submit the following information to the National Development and Reform Commission: (i) the offering information (including, without limitation, the information related to the major business indicators of such enterprise and issue details of the foreign debt) within ten business days after the completion of the issuance or drawdown of such foreign debt, (ii) the necessary information on the foreign debt raised under the pre-issuance registration within ten business days after the expiry date of such registration, (iii) certain information, including, without limitation, the use of proceeds, plan and arrangement of payment of interest and principal, and major business indicators, within five business days before the end of January and the end of July of each year, and (iv) certain required information promptly upon the occurrence of any material event that may affect the performance of issuers’ obligations under their foreign debt, and the domestic enterprise is also required to take measures to avoid the spillover of default risks of its onshore debt securities and cross-default risks.

In connection with the 2030 Notes, we have completed the registration with the NDRC and obtained a certificate evidencing such registration. We have also filed the requisite information on the 2030 Notes with the NDRC within the time period as required by the NDRC. If we fail to complete any continued filing obligations for our 2030 Notes or fail to complete the registration with the NDRC for any of our future offering of foreign debt required under the Foreign Debt Measures, we may be subject to correction orders and we and our person(s)-in-charge may face regulatory warnings. The Foreign Debt Measures are silent on whether any non-compliance with these measures would affect the legality and validity of the notes. There is no assurance that the failure to comply with the Foreign Debt Measures would not result in adverse consequences on our ability to perform our obligations under or to comply with the notes. Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Debt Measures.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with government authorities in China. According to the PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other government authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long-term loan to be provided by us to the VIEs must be recorded and registered by the NDRC and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, and the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16, prohibit a foreign-invested enterprise from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by a bank), providing loans to non-affiliated enterprises, or constructing or purchasing real estate not for its own use. This restriction was relaxed, however, in October 2019 since which time non-investment foreign-funded enterprises can make domestic equity investments by converting their foreign exchange capital, provided that such investments should be in compliance with the Negative List (2024) and other PRC laws and regulations.

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

Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of the ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, there is no assurance that the 5% preferential withholding tax rate will continue to apply to us in the future. In addition, certain of our PRC subsidiaries have been recognized as “high and new technology enterprises” and are entitled to a preferential enterprise income tax rate of 15%, rather than the statutory rate of 25%. The “high and new technology enterprises” qualification is subject to a three-year review and renewal process. If our PRC subsidiaries fail to maintain or renew their “high and new technology enterprises” status, or if the relevant tax authorities determine that we were not eligible for such preferential treatments, our effective tax rate would increase significantly. Furthermore, if any of our previous preferential tax treatments or government subsidies are revoked or rescinded retroactively by the relevant authorities, we may be required to pay additional taxes for the periods during which we enjoyed the preferential tax treatments or refund the subsidies we received. Any of the foregoing could materially and adversely affect our financial condition and results of operations.

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

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely due to factors beyond our control. In 2025, the trading prices of the ADSs ranged from US$17.61 to US$48.94 per ADS and the trading price of our class A ordinary shares ranged from HK$69.25 to HK$204.00 per share. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States and/or in Hong Kong in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States and/or Hong Kong in general, which consequently may impact the trading performance of our class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our class A ordinary shares and/or ADSs.

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

In addition, companies that have experienced volatility in the market price of their securities are more likely to become the target of securities litigation. We were named as a defendant in a putative shareholder class action in the past. The court entered judgment in our favor in September 2022, and the plaintiff’s deadline to appeal has lapsed. See “—We and certain of our current and former directors or officers were, and in the future may be, named as defendants in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, regardless of the merits or the ultimate outcome of such litigation, and could further increase volatility in the trading price of our class A ordinary shares and/or the ADSs. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

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

On September 26, 2024, Grizzly Research, a short seller, issued a short seller report that made certain allegations against us. On September 27, 2024, we issued responses to the key claims made in the report. Specifically, we announced that we are of the view that the report is without merit and contains inaccurate information, flawed analyses, misleading conclusions and interpretations regarding information relating to us. We also announced that our board of directors, including the audit committee reviewed the allegations and considering the appropriate course of action to protect the interests of all shareholders. Following the announcement of our responses, our internal audit department, led by the audit committee of our board of directors, conducted an investigation. The investigation report prepared by the internal audit department has been approved by the audit committee, with the conclusion that the short seller report is without merit and that the internal control of our company is effective.

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

From June 20, 2023 to March 31, 2024, we utilized substantially all of the total authorized value for the 2023 Share Repurchase Plan and in aggregate purchased approximately 9,348,543 ADSs in the open market for a total cost of approximately US$150 million (inclusive of commissions) at an average price of US$16.02 per ADS pursuant to the 2023 Share Repurchase Plan. From April 1, 2024 to December 30, 2024, we utilized substantially all of the total authorized value for the 2024 Share Repurchase Plan and in aggregate purchased 15,110,617 ADSs in the open market for a total amount of approximately US$350 million (inclusive of commissions) at an average price of US$23.14 per ADS pursuant to the 2024 Share Repurchase Plan. From January 1, 2025 to December 31, 2025, we utilized substantially all of the total authorized value for the 2025 Share Repurchase Plan and purchased in aggregate 15,946,776 ADSs in the open market for a total amount of approximately US$450 million (inclusive of commissions) at an average price of US$28.2 per ADS pursuant to the 2025 Share Repurchase Plan.

On March 25, 2025, our board of directors approved a share repurchase plan, or the March 2025 Share Repurchase Plan, whereby we are authorized, with no definitive term, to use the net proceeds from the offering of the 2030 Notes to repurchase our ADSs and/or Class A ordinary shares. Under the March 2025 Share Repurchase Plan, concurrently with the pricing of the offering of the 2030 Notes, we repurchased approximately 5.1 million ADSs with an aggregate value of approximately US$227 million at a price of US$44.23 per ADS. With that, approximately US$450 million buyback capacity remains readily available under March 2025 Share Repurchase Plan.

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

In May 2018 and November 2019, we adopted our 2018 Share Incentive Plan and 2019 Share Incentive Plan, respectively, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Share Incentive Plan was later amended in November 2019, and the 2019 Share Incentive Plan was later amended in August 2020. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Share Incentive Plan and 2019 Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company, restricted shares and restricted share units. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Incentive Plan is 25,336,096. The maximum aggregate number of ordinary shares that may be issued under the 2019 Share Incentive Plan is 17,547,567, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 for four consecutive fiscal years or such lesser amount as determined by our board of directors. As of February 28, 2026, class A ordinary shares underlying the options that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 1,047,024 and class A ordinary shares underlying the options and restricted share units that have been granted and are outstanding under the 2019 Share Incentive Plan amounted to 7,808,778. For the years ended December 31, 2023, 2024 and 2025, we incurred share-based compensation expenses of RMB186 million, RMB168 million and RMB378 million (US$54 million), respectively. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. Issuance of class A ordinary shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

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

We believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, which could subject U.S. holders of our ADSs or class A ordinary shares to significant adverse United States federal income tax consequences.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and other passive assets), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the class A ordinary shares or ADSs and on the receipt of distributions on the class A ordinary shares or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our class A ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our class A ordinary shares or ADSs, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the class A ordinary shares or ADSs. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive foreign investment company considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive foreign investment company rules.”

Conversion of our convertible notes may dilute the ownership interest of existing shareholders.

The conversion of some or all of the 2030 Notes may dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing market prices of our ADSs. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our ADSs.

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

In April 2018, we were incorporated in the Cayman Islands as an offshore holding company under our former name, 360 Finance, Inc., to facilitate our financing and offshore listing on Nasdaq. In May 2018, all shareholders of Shanghai Qibutianxia adopted a unanimous resolution to reorganize for offshore listing and determine to spin off the Credit-Tech service, micro-lending as well as related financing guarantee businesses, which were operated by Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee, all of which are VIEs. We conduct our business in the PRC through our subsidiaries, the VIEs and the VIEs’ subsidiaries.

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

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and treat them as our consolidated affiliated entities under U.S. GAAP. Accordingly, we are able to consolidate the financial results of the VIEs in our combined and consolidated financial statements in accordance with U.S. GAAP.

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

In January 2019, Shanghai Financing Guarantee obtained the license to conduct financing guarantee business. In order to streamline and consolidate the operation of our financing guarantee business, we phased out financing guarantees provided by Shanghai Financing Guarantee and now conduct all of our financing guarantee business through Fuzhou Financing Guarantee. Shanghai Financing Guarantee was approved by the PRC authority to cancel its financing guarantee certificate, and such certificate had been returned to the PRC authority for cancellation.

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

In August 2024, we gradually rolled out the rebranding of our primary user interface, 360 Jietiao app to Qifu Jietiao app, to better reflect our position as a Credit-Tech platform.

On June 30, 2025, we held our annual general meeting and (i) changed our English name from “Qifu Technology, Inc.” to “Qfin Holdings, Inc.”, and (ii) adopted the fourth amended and restated memorandum and articles of association. After the change of our English name, we updated our logo from to . Our Chinese and English stock names of “奇富科技 - S” and “QFIN - S”, respectively, and the dual foreign name of “奇富科技股份有限公司” remain unchanged.

Our principal executive offices are located at Building 1, No. 98 Qingyijiang Road, Putuo District, Shanghai 200331, People’s Republic of China. Our telephone number at this address is +86 21 5835-7668. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The information that we have filed electronically with the SEC can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at https://ir. qfin.com. The information contained on our website is not part of this annual report.

B.          Business Overview

Established in 2016, we are a leading AI-empowered Credit-Tech platform in China. Leveraging our sophisticated machine learning models and data analytics capabilities, we provide a comprehensive suite of technology services to assist financial institutions, consumers, and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services, with Qifu Jietiao app as our primary user interface. We are dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions, whereby we deploy our technology solutions to help financial institutions identify the diversified needs of consumers and SMEs, effectively access prospective borrowers that are creditworthy through multi-channels, enhance credit assessment on prospective borrowers, and manage credit risks and improve collection strategies and efficiency, among others. With user insights distilled from long-term engagement with users across life and business scenarios enabled by AI and data analytics, our technology solutions empower financial institutions across different stages of the loan lifecycle, enabling them to extend the reach of services and satisfy the financing needs of consumers and SMEs, and deliver to users more accessible credit services. In turn, we derive service fees from our technology solutions to financial institutions. We started to explore overseas expansion in 2024, leveraging our cutting-edge financial technologies to serve the underserved segments in selected overseas markets. We believe these initiatives will bring long-term growth to the company and diversify our business portfolio geographically. As of December 31, 2025, we had cumulatively facilitated approximately RMB2,539.1 billion (US$363.1 billion) of loans to 38.9 million borrowers. As of the same date, we had 63.6 million users with approved credit lines, accumulatively.

Our Services

We match underserved and unserved users with credit demand to a diversified pool of financial institutions with credit to supply, through both credit-driven services and platform services.

The following table presents our operating data related to credit-driven services and platform services for the years ended or as of December 31, 2023, 2024 and 2025:

	For the year ended/ As of December 31,
	2023				2024				2025
	Loan				Loan				Loan
	facilitation		Ending		facilitation		Ending		facilitation		Ending
	volume	%	balance	%	volume	%	balance	%	volume	%	balance	%

	(in RMB millions, except for percentages)
Credit-driven services	204,811	55.5	72,002	49.6	151,380	47.0	57,415	41.9	182,694	55.9	66,515	52.8
Platform services	164,321	44.5	73,268	50.4	170,589	53.0	79,599	58.1	144,375	44.1	59,497	47.2
Total	369,132	100.0	145,270	100.0	321,969	100.0	137,014	100.0	327,069	100.0	126,012	100.0

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

Platform services

Our platform services include loan facilitation and post-facilitation services through our capital-light model, intelligent marketing services to financial institution partners under Intelligence Credit Engine, referral services and other technology solutions. We currently do not take credit risk under platform services. For the years ended December 31, 2023, 2024 and 2025, loans facilitated under our platform services accounted for approximately 44.5%, 53.0% and 44.1% of our total loan facilitation volume, respectively.

Capital-light model

We launched our capital-light model in 2018 with the focus on implementing our strategic transition from a traditional risk bearing loan facilitator to a technology enabler. Under our capital-light model, we facilitate transactions between prospective borrowers and our financial institution partners through a suite of technology-enabled services spanning across the loan lifecycle, including borrower acquisition, technology empowerment in credit assessment, and post-facilitation services such as loan performance monitoring and loan collection. Under our capital-light model, we historically provided limited guarantee to certain collaborating insurance companies in the event of bankruptcy and certain financial institution partners pursuant to their internal requirements. Given the nature of such guarantee arrangements and our assessment that the likelihood of bankruptcy to occur with respect to the insurance companies is remote, such credit risks that we took under the platform services were negligible. We have not provided such guarantee arrangements since 2024. For loans facilitated under our capital-light model, we generate income through service fees charged to financial institution partners according to pre-negotiated terms that vary from case to case. Our service fee rate is typically a certain percentage of the pricing rate that is set by the financial institution partners on the loans to borrowers.

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

Other technology solutions

In 2020, we began to offer financial institutions on-premise deployed, basic risk management SaaS solutions, or RM SaaS solutions. Since 2023, we started to offer end-to-end technology solutions, including user acquisition, risk management, credit operation and post-facilitation services to financial institutions based on on-premise deployment, SaaS or hybrid model, which we refer to as total technology solutions. Basic RM SaaS solutions and total technology solutions together are previously referred to as other technology solutions. Integrated with our credit assessment insights and algorithms as well as other proprietary technologies, other technology solutions help financial institution partners acquire borrowers and improve credit assessment results. Under this model, we typically take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions. However, as basic RM SaaS solutions only generated marginal returns and has little potential for up selling, we ceased providing such solutions at the end of 2024 and now focus on developing our end-to-end technology solutions under our “Qifu DigiTech” brand. We expect that the end-to-end technology solutions will deepen our cooperation with the financial institution partners and empower them to achieve better efficiency.

In terms of accounting treatments, under credit-driven services, we either provide guarantees for loans funded by financial institution partners, which are recorded as off-balance sheet loans, or fund loans through trusts and ABSs or Fuzhou Microcredit, which are record as on-balance sheet loans. Under platform services, all loans facilitated through our platform are recorded as off-balance sheet loans. We have a large balance of guarantee liabilities during the years ended December 31, 2023, 2024 and 2025, as we provide guarantees under credit-driven services. We also have a large balance of accounts receivable and contract assets as well as financial assets receivable during the same period, mainly arising from off-balance sheet loans, as well as loans receivable, mainly arising from on-balance sheet loans. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities, and an allowance for uncollectible receivables and contract assets based on estimates that incorporate historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. However, actual losses and credit risks are difficult to forecast. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We need to engage guarantee companies to provide credit enhancement or additional comfort to our financial institution partners, and we recognize guarantee liabilities for accounting purposes. If we fail to source and engage a guarantee company to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate, and our results of operations may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable” and “Item 5. Operating and Financial Review and Prospects—On- and Off-balance Sheet Treatment of Loans.” In terms of revenue recognition, we recognize financing income from on-balance sheet loans over the lifetime of the loans using effective interest method. For the off-balance sheet loans funded by financial institution partners, we recognize revenue from loan facilitation services, revenue from post-facilitation services and revenue from guarantee services (only applicable to off-balance sheet loans facilitated under credit-driven services). Please refer to “Item 5. Operating and Financial Review and Prospects—On- and Off-Balance Sheet Treatment of Loans” and “Item 5. Operating and Financial Review and Prospects—Key Line Items And Specific Factors Affecting Our Results of Operations—Net revenue” for details.

Products offered to users

Our core product offered to users in Mainland China is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our products are provided under the Qifu Jietiao brand.

Our engagement with prospective consumer borrowers begins with a credit application which typically takes a few minutes. Once approved by our financial institution partners, a prospective borrower is granted a line of credit, typically with a principal amount ranging from RMB1,000 to RMB200,000, for drawdowns based on specific needs with an amount typically between RMB500 and RMB200,000. The average single drawdown amount in 2025 was RMB9,227 (US$1,319). When an approved borrower makes a drawdown request, we perform preliminary credit assessment on such borrower to ensure his or her continued qualification for drawdown before the request is transmitted to our financial institution partners for their independent final risk assessment and loan disbursement approval. Once a drawdown is approved, a borrower may elect a loan tenor best suited for his or her financial needs, in fixed terms of one month, three months, six months, twelve months, eighteen months, twenty-four months or thirty-six months, to be repaid in monthly installments. The average amount of approved credit line for each borrower in 2025 was RMB16,710 (US$2,390). In the instance where we provide guarantee services, the guarantee services are provided throughout the loan tenor. We are also offering other payment terms such as repayment at any time with a fixed daily interest. There is no interest-free period, but we may offer interest-free coupons in certain limited cases as promotional activities to encourage borrowers’ engagements with our platform.

Total loan facilitation volume made through our platform in 2023, 2024 and 2025 was RMB369.1 billion, RMB322.0 billion and RMB327.1 billion (US$46.8 billion), respectively. The outstanding balance of all loans made through our platform as of December 31, 2025 was RMB126.0 billion (US$18.0 billion). The weighted average contractual tenor of loans we facilitated in 2023, 2024 and 2025 was 11.21 months, 10.05 months and 10.50 months, respectively.

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

If a loan is overdue, the Argus Engine, together with other robust data analytical algorithms, will automatically prescribe an initial collection approach based on borrower profiles. Based on the analysis results, we will first initiate an AI-driven, automated process, including AI-initiated calls and text messages, for collection of the outstanding amount. Thereafter, in-house human collection calls are typically made, along with other automated collection techniques, subject to adjustments. For details of our collection efforts, see “—Credit Assessment—Collection.” For loans under credit-driven services where we take credit risks, we will make guarantee repayments to the financial institution partners if a loan is past due for a certain period subject to the terms of the relevant agreements, after which we will retain any repayment made by the borrower. In the meantime, we will deploy continuous collection efforts, including outsourcing the collection to third-party collection service providers, to collect the delinquent amount, particularly after an extended period of loan delinquency. After notifying the borrower that fails to make repayment over a certain time frame, the financial institution partners would assign their claims to Fuzhou Financing Guarantee, and Fuzhou Financing Guarantee, as obligee, shall acquire the rights related to the claims. For loans under our capital-light model where we do not take credit risks, we, or the third-party collection service providers which are involved at a later stage, will continue to make collection efforts in accordance with agreements with the financial institution partners up to a predetermined point in time. Because we take credit risks and provide guarantee services under credit-driven services and currently do not take credit risks under platform services, the gross fees charged under credit-driven services are generally higher than the fees charged under platform services.

The following diagrams display the step-by-step workflow and transaction process of loan collection under the credit-driven services and our capital-light model.

For loans facilitated under ICE, we also provided limited collection services to a small portion of financial institution partners based on their special requests.

Credit Demand

Target user

In consumer Credit-Tech market, we mainly target the large and growing Chinese population of users who typically has stable income with promising growth potentials and has greater user lifetime values, but are underserved or unserved by the traditional financial institutions. Prospective borrowers are generally drawn to our platform for supplemental credit solutions. In the SME Credit-Tech market, our products mainly aim to serve SMEs with an annual operating revenue below RMB5 million, which are typically granted with credit line below RMB1 million. We believe this group of SMEs are unserved or underserved by traditional financial institutions, which typically focus on enterprises with large-scale operations.

We believe we are chosen by our users because of our reputation as a trusted and reliable platform and the convenient, fast, intuitive and transparent user experience that we offer through our platform. We have established a large base of loyal creditworthy users. As of December 31, 2025, we had 63.6 million cumulative users with approved credit lines in the aggregate, among which 59.7% had credit cards, mortgage loans or auto loans and 40.0% were between 25 to 35 years old. Our repeat borrower contribution was 93.3% for the year ended December 31, 2025.

User acquisition

We strive to diversify the network for user acquisition, which currently comprises online advertising on channels operated by leading internet companies, “embedded finance” cooperation with online platforms with heavy user traffic, offline promotions and referral programs with other platforms.

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

Embedded finance model

In 2020, we started cooperating with leading online platforms with heavy user traffic under “embedded finance” model. These platform partners include, among others, leading short-form video platform, e-commerce platforms, ride-hailing companies and smart phone companies. In 2024, we started to explore collaborations with selected financial institutions to engage their existing customer bases, leveraging their proprietary traffic alongside our differentiated pricing and service capabilities to expand the breadth and depth of our user coverage. Under this model, we embed our credit assessment, data analytics and other proprietary technology solutions within the partnering internet platforms and financial institutions. Therefore, credit services used by end users of our partnering platforms will be ultimately provided by us. Through “embedded finance”, we are able to reach more users effectively while empowering our partnering platforms and financial institutions to improve user experience and further unleash the monetization value of their user base. We have become the Credit-Tech service partner of many leading online platforms and financial institutions across various categories, gaining access to a large number of internet users across consumption scenarios for potential conversion into borrowers. As of December 31, 2025, we had partnered with 75 leading online platforms and financial institutions cumulatively.

Offline promotion and borrower referral programs

In the meantime, we conduct offline sales and marketing activities to promote our products and services in specific regions and for specific products. In addition, we continue to acquire new users through borrower referral programs.

Credit Supply

We have a stable and diversified base of funding partners. We primarily rely on our financial institution partners, including national and regional banks and consumer finance companies, to fund our credit products. From time to time, we also fund a certain percentage of loans through Fuzhou Microcredit. With sufficient and strong funding commitment from our financial institution partners, we have the flexibility to recommend suitable products to borrowers with different combinations of funding sources depending on market conditions. For the year of 2025, financial institutions including Fuzhou Microcredit accounted for 100% of our total funding.

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

As of December 31, 2025, we had established partner relationship with a total of 167 financial institutions cumulatively, including national and regional banks and consumer finance companies, across 26 provinces and autonomous regions of provincial level and 70 cities in China.

Fuzhou Microcredit

In March 2017, Fuzhou Microcredit was established, which has obtained the regulatory approval and micro-lending license to originate loans. The sources of funding for the loans funded by Fuzhou Microcredit include its registered capital, profits from its operations, shareholder loans and bank loans. In 2025, RMB69.4 billion (US$9.9 billion) of credit drawdowns on our platform were initially funded by Fuzhou Microcredit, representing approximately 21.2% of our total funding during such period. All loans funded by Fuzhou Microcredit were recorded on our balance sheet. Currently, Fuzhou Microcredit has a registered capital of RMB5 billion, which has been fully paid.

Alternative funding initiatives

We have explored and expect to continue exploring alternative funding initiatives, which include standardized capital instruments such as the issuance of ABSs and ABNs. The type of underlying assets in the asset backed special plans includes beneficial rights in trusts and loans receivable. As of December 31, 2025, we had cumulatively issued ABSs and ABNs of RMB67.6 billion (US$9.7 billion) with a comprehensive cost of funding between 3% and 4%. In addition, our shelf registration of ABSs and ABNs with a total value of issuance amounting to RMB19.4 billion has been approved by the Shanghai Stock Exchange and Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors, as applicable, as of December 31, 2025.

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

Real-time risk events monitoring

Leveraging the expansive and complicated relational network of a borrower’s financial connections, Argus Engine can extract the most important information from the massive dataset and determine the borrower’s credit profile. When a borrower makes an online credit drawdown or application, we need to conduct real-time credit assessment, which necessitates the support of a powerful credit profiling engine. As of December 31, 2025, the real-time graph engine was in the fourth generation with more than 3.7 billion nodes and 232 billion edges. It provides more than 390 million online calculations daily, mapping first-degree connections in an average of 5 milliseconds, and second-degree connections in an average of 40 milliseconds. Backed by powerful computation, our real-time screening net can accurately identify risks from group fraud, multiple platform borrowing and default, among others.

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

We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. In 2025, the application of our AI-powered collection had handled 72% of our total collection volume. Our collection system can conduct automatic outbound calls in batches and interact with borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs. In 2025, we maintained a 30-day collection rate of approximately 86.3%.

Data And Privacy Protection

We are dedicated to protecting users’ privacy, and we have implemented a data privacy and security system to ensure the security, confidentiality and integrity of data. We adopt policies to make sure we obtain users’ consent in collecting and using their data. We have promulgated a user privacy policy on our platform, setting forth our data use practices and privacy protection protocols. When a user registers an account via our app, he or she must read through and agree to the privacy agreement before the registration can be completed. Besides, in certain phases of the loan application process that involve data collection or usage, such as activating facial recognition function to facilitate credit assessment and transaction security, our users will be prompted again to read through and agree to separate authorization agreements on our data collection and use practices before they can proceed. We only use the user data for the stated purposes as authorized by the users of our app in connection with credit assessment and as otherwise required by applicable laws and regulations. All user data which we collected and generated from our operations in the PRC are stored in the PRC territory and the user data which we recognize as sensitive data are encrypted with the double encryption approach of data encryption and database encryption. We store user data in accordance with applicable laws and regulations, and we have adopted and implemented internal controls system and protocols focused on data security and personal information protection. Our core systems have all passed and been certified as the Level III Protection of the National Information System. We require all of our employees to comply with the protocols, respect the privacy of users, and protect their information. In addition, we limit our employees’ access to de-identified information and the output of such credit analysis only (except for key data security personnel whose access is subject to stringent internal approval) for purposes of mitigating the possibility of data leakage and avoiding unnecessary privacy invasion as much as possible.

With rigorous data privacy and security system, in June 2020, our fintech service application, Qifu Jietiao received both the app security certification and the app information security certification from the National Computer Virus Emergency Response Center, which is the official agency for anti-virus internet security and designated testing body for the “Special Crackdown on the Illegal Collection and Misuse of Personal Information by Apps” initiative by the Ministry of Public Security. In particular, Qifu Jietiao received a level 3 rating for both app privacy and data security, the highest level granted by the center. Given the ongoing regulatory environment, the certifications granted to us recognize our core competency in privacy protection and security technology and further solidify our competitive advantage in terms of regulatory compliance.

Technology & Security

We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior user experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by strong research and development and risk management teams, which accounted for 35.9% of our total employees, as of December 31, 2025.

Principal components of our technology infrastructure include:

●	Data science. Data science contributes to many elements of our business and operations, extending across an entire loan lifecycle. Our Argus Engine allows us to aggregate and assess thousands of data points to build a comprehensive profile for each user which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. Our workflow system CloudBank is capable of processing millions of transactions every day and integrates with our financial institution partners’ systems in loan disbursements, credit decisions, and payment clearances. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.
●	Artificial intelligence. We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-facilitation services. We consistently upgrade our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus Engine, which consistently re-evaluates statistically significant variables and re-develops policies around borrower credit assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal preliminary credit assessment mostly only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For example, our AI-powered voice system, which we utilize for the collection of delinquent loans, primarily conducting quality inspections on the recordings of collection calls, analyzing the effectiveness and content of completed collections and optimizing future communication strategies, has significantly reduced the need for collections staff, particularly those involved in quality inspection, and has empowered the remaining team to operate more efficiently and effectively.
●	Security. We are committed to maintaining a secure online platform. Our focus on security provides operational benefits, as our reputation for data safety helps foster borrower trust and facilitates the collection of sensitive information. Key features of our security system are as follows:
●	Our firewall monitors and controls incoming and outgoing traffic 24 hours per day, and the firewall is updated and trained periodically with mimic attacks from hackers to spot potential loopholes and protect our platform from malware, computer virus and hackings;
●	Our server security is built upon a dedicated private cloud that provides both physical and virtual isolation. Combined with 24/7 firewall monitoring, regular penetration testing, least-privilege access control, encryption of data in transit and at rest, automated patch management, and real-time log alerting, it ensures a secure and reliable server environment; and
●	All transmission of borrower information is encrypted.

We have also adopted a series of policies on internal controls over information systems and network access management. We maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

●	Stability. Our servers run on a dedicated private cloud. Our system infrastructure is hosted in data centers at three separate locations in Beijing and Shanghai, and we maintain redundancy through a real-time multi-layer data backup system to ensure network reliability. We have established change management, segregation of duties, and continuous monitoring mechanisms to effectively reduce operational risks and ensure uninterrupted system operation. Our platform adopts a modular architecture consisting of multiple interconnected components, each of which can be independently upgraded or replaced without affecting the functioning of other components. This makes our platform both highly reliable and scalable.
●	Scalability. With a modular architecture, our platform can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve the distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Meanwhile, we have built our system in a partner-friendly approach as we provide flexible options to our partners regarding the scope of the data to be provided as well as how the data is provided. With such flexibility, we can cut a considerable amount of time and monetary cost in synchronizing the systems of ours and our partners’. For instance, it typically takes one to two weeks for us to develop our system access to a new partner’s system, which is a key selling point when prospective financial institution partners evaluate joining our platform.

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

Competition

We primarily target the consumer Credit-Tech market, and compete for borrowers, financial institution partners and other third-party services with other Credit-Tech platforms with a similar market focus, which mainly include Credit-Tech platforms backed by large internet companies, and independent Credit-Tech platforms that operate standalone platforms without support from traditional financial institutions or large internet companies. As the macro and regulatory environment evolved in recent years, we have observed dynamic changes in the market landscape. In particular, the regulatory developments in 2025 have accelerated the reshaping of the competitive landscape. As regulatory compliance becomes increasingly important, we expect that smaller Credit-Tech platforms whose business models have historically relied on higher pricing, and lack the capabilities to maintain profitability under the tightened pricing environment, will come under increasing pressure. In an evolving landscape, platforms with robust compliance capabilities and established scale may be better positioned for a sustainable, long-term development.

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

As of December 31, 2025, we had 388 registered trademarks and 135 trademarks pending approval in China, and 13 registered trademarks and 20 trademarks pending approval outside of China. As of the same date, we had 492 registered patents and 362 patents pending approval in China, and 8 patents pending approval outside of China. As of December 31, 2025, we had 153 registered software copyrights and nine copyrights of works in China. We are also the registered holder of 80 domain names in China and three domain names outside of China.

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

Regulations on Foreign Investment Restrictions

The Company Law and The PRC Foreign Investment Law

Companies established and operating in the PRC shall be subject to the Company Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, came into effect on July 1, 1994, and last revised on December 29, 2023 and became effective on July 1, 2024. The Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises in the PRC. Unless otherwise provided in the PRC foreign investment laws, the provisions in the Company Law shall prevail. The main amendments in the PRC Company Law involve improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, among others. The PRC Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises.

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

Regulations on foreign investment industries

Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024), or the Negative List (2024), jointly promulgated by the NDRC and MOFCOM on September 6, 2024 and came into effect on November 1, 2024, limitations were stipulated for foreign investments in different industries in the PRC. The 2024 Negative List (2024) is further classified into “Catalog of Industries Limited for Foreign Investment” and “Catalog of Industries Prohibited for Foreign Investment”. Industries which do not fall within the “Special Management Measures (Negative List) for the Access of Foreign Investment” are industries permitted for foreign investment.

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

Regulations on value-added telecommunications services

The Telecommunications Regulations of the PRC issued by the PRC State Council in September 2000, as amended in February 2016, set out a regulatory framework for telecommunications service providers in the PRC. Under these regulations, telecommunications service providers are required to procure operating licenses for basic telecommunications services and licenses for value-added telecommunications services. In July 2017, the Ministry of Industry and Information Technology issued the Administrative Measures for the Telecommunications Business Operating Permit which took effect in September 2017 and invalidated the prior telecommunications permit measures issued in 2009. The Administrative Measures for the Telecommunications Business Operating Permit regulate that a commercial operator of value-added telecommunications services must first obtain the VATS License and conduct its business in accordance with the specifications listed in the license, thereby providing more detailed requirements and procedures for the value-added telecommunications services industry. In September 2000, the PRC State Council promulgated the Administrative Measures on Internet Information Services, which was amended in December 2024 and effective in January 2025. The Administrative Measures on Internet Information Services define “internet information services” as the services providing information through the internet to online users and further divide such services into “commercial internet information services” and “non-commercial internet information services.” internet content provider is considered as a sub-set of value-added telecommunications business. In accordance with the Administrative Measures on Internet Information Services, commercial internet information services operators must obtain a VATS License with the business scope of Internet information service, namely, the ICP License from competent government authorities before engaging in any commercial internet information services business in the PRC.

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

On December 29, 2020, the Supreme People’s Court issued the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the People’s Court shall support such request, except where the interest rate agreed by both parties exceeds the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center, an institution authorized by the People’s Bank of China, on the 20th of each month since August 20, 2019. According to the amendment, the upper limits of interest rates of 24% and 36% provided in the 2015 Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the excess of the aggregate amount over the Quadruple LPR Limit shall not be supported by the People’s Court.

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

On March 3, 2026, the National Financial Regulatory Administration and the People’s Bank of China promulgated the Provisions on Explicitly Disclosing Comprehensive Financing Costs for Personal Loan Business, which will take effect on August 1, 2026 and require that: (i) lenders and their cooperative partners must present a “Comprehensive Financing Cost Disclosure Table” to borrowers, which shall list all cost items including interest, installment fees, and credit enhancement fees, as well as penalty interest; (ii) for online loan facilitation, such disclosure must be made through a pop-up window with a mandatory reading time; and (iii) no fees other than those explicitly disclosed in the table shall be charged. Furthermore, the 2026 Disclosure Provisions emphasize the lenders’ responsibility to supervise their cooperative partners, including Credit-Tech platforms, to ensure full compliance with these disclosure requirements.

We conduct loan facilitation services through our Credit-Tech platform. We charge service fees from financial institution partners for loans funded by them, and charge borrowers interest fees for loans funded by Fuzhou Microcredit, which is a subsidiary of the VIEs and is licensed to conduct micro-lending business in China. Our financial institution partners and Fuzhou Microcredit are permitted to charge interests for the loans they fund pursuant to PRC laws and regulations.

Regulations on illegal fund-raising

On January 26, 2021, the State Council promulgated the Regulation on the Prevention and Disposition of Illegal Fund-raising Practices which came into effect on May 1, 2021 and replaces the Measure for the Banning of Illegal Financial Institution and Illegal Financial Business Operations promulgated by PRC State Council in July 1998 and amended in 2011, which explicitly prohibits illegal public fund-raising. In accordance with the aforementioned regulations, the following description is deemed to detail the key features of illegal public fund-raising: (i) soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without the required approval, (ii) promising or guaranteeing a return of interest or profits or investment returns in cash, properties or other forms, or (iii) using a legitimate form to disguise the unlawful purpose. In December 2010, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising which was amended on March 1, 2022 and sets forth the criteria, criminal charges and the punishment on illegal fund-raising.

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

Circular 141 further requires P2P lending information intermediaries not to outsource their core operations such as borrower information collection, borrower selection, credit evaluation and accounts opening. The banking financial institutions shall also comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not outsourcing credit review and approval, risk management or other core operations in the provision of credit services to third-party collaborators; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any third party that does not have the qualifications to provide guarantees; (iii) making sure that the third party with which it cooperates will not charge any interests or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans. In addition, according to Circular 141, all the relevant local authorities should submit the regulation plan and monthly working progress to the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group, which indicates gradual rectification for compliance with Circular 141 is allowed.

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

In April 2025, the National Financial Regulatory Administration promulgated the Notice on Strengthening the Management of Internet Loan Facilitation Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services. The notice primarily focuses on the following aspects: (i) the establishment of a “whitelist” management system for loan facilitation platforms requiring commercial banks to conduct comprehensive due diligence and continuous evaluation of their partners; (ii) the requirement that the comprehensive financing costs paid by borrowers for a single loan shall comply with the relevant provisions of the Supreme People’s Court, which in judicial practice effectively caps such costs at an annualized rate of 24%; and (iii) commercial banks shall terminate cooperation with agencies that fail to meet compliance standards or engage in improper collection practices.

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

Regulations on online marketing of financial products

On April 24, 2026 the People’s Bank of China and seven other departments jointly issued the Measures for Administration of Online Marketing of Financial Products, which shall come into force on September 30, 2026. These measures clarify the rights and responsibilities boundaries between financial institutions and third-party online platforms. However, given the measures were recently promulgated, there are uncertainties as to their interpretation, application and enforcement. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with laws and regulations applicable to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our access to sufficient and sustainable funding at reasonable costs cannot be assured. If we fail to maintain collaboration with our financial institution partners or to maintain sufficient capacity to facilitate loans to borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.”

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

On December 19, 2025, the People’s Bank of China and the National Financial Regulatory Administration further issued the Guidelines on the Management of Comprehensive Financing Costs of Micro-lending Companies. The guidelines impose requirements on micro-lending companies, including: (i) prohibition on the issuance of new loans with comprehensive financing costs exceeding an annualized rate of 24%; (ii) a requirement that by the end of 2026, the proportion of newly issued loans with comprehensive financing costs exceeding the Quadruple LPR Limit shall decline significantly, and in principle, by the end of 2027, the comprehensive financing costs of all new loans issued by micro-lending companies shall be reduced to within the Quadruple LPR Limit.

We operate online micro - lending business through one of the subsidiaries of the VIEs, Fuzhou Microcredit, which is approved by the local government authority to conduct micro - lending business in China. Fuzhou Microcredit has obtained the approval from a competent supervising authority to operate online micro-lending business. Currently, Fuzhou Microcredit can conduct cross-province business with its valid license. As of the date of this annual report, the draft interim measures are yet to be formally promulgated and adopted and it is uncertain when the final regulations will be issued and take effect and how they will be enacted, interpreted and implemented. If the draft interim measures take effect in its current form, Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-lending business across provincial-level administrative regions. As of the date of this annual report, Fuzhou Microcredit has increased its registered capital to RMB5 billion, which has been fully paid, to meet the requirements as stated in the draft interim measures and would proactively apply for the license to engage in online micro-lending business across provincial-level administrative regions when the relevant rules are officially formulated. If we fail to obtain the license to engage in online micro-lending business across provincial-level administrative regions, we may not be able to obtain sufficient funding to fulfill our future growth needs. As the regulatory regime and practice with respect to online micro-lending companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on online micro-lending companies. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with laws and regulations applicable to us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”

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

Fuzhou Financing Guarantee, through which we provide guarantee services to our financial institution partners, has obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in June 2018. Shanghai Financing Guarantee (before its financing guarantee license was canceled upon its voluntary application), through which we provided guarantee services to our financial institution partners, obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in January 2019. Shanghai Financing Guarantee applied, and permission was granted by the PRC authority, to have its financing guarantee certificate canceled, and such certificate had been returned to the PRC authority for cancellation.

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

Historically, we provided preliminary credit assessment assistance directly to financial institution partners which mainly depended on the evaluation of information regarding personal credit status. Such practice may be deemed as engaging in credit reporting business or credit reporting function services by the PRC authorities. To ensure compliance, we have involved three licensed credit reporting institutions and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with three licensed credit reporting institutions to ensure the flow of personal information complies with the requirements of the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. We will closely monitor the regulatory requirements, seek guidance from regulatory authorities and take applicable measures in a timely manner to ensure our compliance with laws and regulations applicable to us.

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

The Cybersecurity Law is formulated to maintain network security, safeguard cyberspace sovereignty, national security and public interest, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires a network operator, which includes, among others, Internet information services providers, to take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law emphasizes that any individual and organization that uses networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Cybersecurity Law reaffirms the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Cybersecurity Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017) was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and was replaced by the 2020 Specification issued by the State Administration for Market Regulation and the Standardization Administration jointly, which came into effect on October 1, 2020. Pursuant to the specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing of the personal information to the individual and obtain the requisite authorization. In addition, according to the 2020 Specification, the original personal biometric information should not, in principle, be stored and, in any event, should be stored separately from personal identity information. It further requires that the privacy policy disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.

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

On July 7, 2022, the CAC published Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the PRC, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment. In addition, on February 22, 2023, the CAC promulgated Measures for the Standard Contract for Outbound Transfer of Personal Information, which came into effect on June 1, 2023. Pursuant to the measures, personal information processor transferring personal information abroad shall conclude a standard contract if all the following conditions are met: (i) the data processor who intends to transfer personal information abroad is not a critical information infrastructure operator; (ii) the data processor processes personal information of less than one million individuals; (iii) the data processor has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) the data processor has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. On March 22, 2024, the CAC promulgated the Regulations on Promoting and Regulating Cross-border Data Flow, which further clarified the implementation and connection of the existing data outbound security assessment, personal information cross-border standard contract and personal information protection certification regarding data outbound activities. The regulations, among other things, provide relaxed conditions for cross-border data flow and narrowed scope of security assessment for data outbound activities. Among them, the two types of data outbound activity conditions that should be reported for data outbound security assessment are (i) the operator of critical information infrastructure provides personal information or important data overseas and (ii) data processors other than critical information infrastructure operators provide important data overseas, or provide personal information of more than 1 million people (excluding sensitive personal information) or more than 10,000 sensitive personal information overseas since January 1 of the year. The Measures for the Certification of Personal Information Outbound Transfer were jointly issued by the Cyberspace Administration of China (CAC) and the State Administration for Market Regulation (SAMR) on October 14, 2025, and came into effect on January 1, 2026. These measures regulate certification activities for outbound transfer of personal information, specifying the qualifications of certification bodies, procedures, and validity periods of certificates.

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

On September 24, 2024, the State Council promulgated the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the People’s Republic of China and took effect on January 1, 2025. The Data Security Regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to national security review in accordance with relevant laws and regulations. Furthermore, the Data Security Regulations include, but are not limited to, the following provisions: (i) specific guidelines to clarify the Personal information Protection Law regarding notification, consent, and individuals’ rights; (ii) requirements for establishing an important data catalog and stipulate the responsibilities of network data processors to identify and report important data; (iii) optimization of regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements; these regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data; and (iv) network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities.

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

On February 12, 2025, the CAC issued the Administrative Measures for the Compliance Audit of Personal Information Protection, which took effect on May 1, 2025. According to the Administrative Measures for the Compliance Audit of Personal Information Protection, the term “compliance audit of personal information protection” refers to supervisory activities that review and evaluate whether the personal information processing activities of personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out the compliance audit of personal information protection at least every two years. Personal information processors in any of the following circumstances may be required by the CAC and other departments performing personal information protection duties to entrust a professional agency to conduct a compliance audit of their personal information processing activities: (i) where significant risks are identified in the personal information processing activities that severely impact individual rights or lack adequate security measures; (ii) where the personal information processing activities may infringe upon the rights and interests of a large number of individuals; (iii) in the event of a personal information security incident resulting in the leakage, tampering, loss, or destruction of personal information of more than 1 million individuals or sensitive personal information of more than 100,000 individuals.

On March 13, 2025, the CAC and the Ministry of Public Security jointly issued the Regulations on the Security Management of Facial Recognition Technology Applications, which came into effect on June 1, 2025. The regulations apply to activities within the territory of the PRC that use facial recognition technology to process facial information. However, the regulations do not apply to activities within the territory of the PRC that use facial recognition technology to process facial information for the purpose of developing facial recognition technology or training algorithms. The regulations specify the basic requirements and processing rules for using facial recognition technology to process facial information and the security standards and the responsibilities for supervision and management for facial recognition technology applications. They require that activities using facial recognition technology to process facial information must comply with laws and regulations, respect social ethics and morals, adhere to business ethics and professional ethics, act in good faith, fulfill obligations to protect personal information, assume social responsibilities, and must not endanger national security, harm public interests, or infringe upon the legitimate rights and interests of individuals.

The Measures for the Management of Data Security in the Business Areas were issued by the People’s Bank of China on May 1, 2025, and became effective on June 30, 2025. The measures stipulate matters of data security management in business areas where the People’s Bank of China undertakes supervision and management responsibilities based on laws, administrative regulations, decisions of the Party Central Committee, and the State Council. The main contents include data classification and grading, full-process security management, technical security requirements, risk monitoring, and legal responsibilities. The Administrative Measures for Reporting Cybersecurity Incidents in the Business Areas were issued by the People’s Bank of China on May 23, 2025, and came into effect on August 1, 2025. These measures establish the classification standards for cybersecurity incidents in the PBOC’s business areas (categorized into four levels: extremely serious, serious, relatively serious, and general), reporting procedures (covering three stages: incident occurrence, incident handling, and post-incident), content and time limit requirements, and specify legal liabilities and penalty measures.

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

On February 28, 2025, the State Administration for Market Regulation and the Standardization Administration issued the mandatory national standard Cybersecurity Technology - Methods for Identifying Artificially Generated Synthetic Content (GB 45438-2025). This standard came into effect on September 1, 2025, and sets specific requirements for the methods of identifying content by service providers of artificially generated synthetic content and network information dissemination services.

On March 14, 2025, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the National Radio and Television Administration jointly issued the Measures for the Identification of Artificial Intelligence Generated Synthetic Content, or the Identification Measures, which came into effect on September 1, 2025. The Identification Measures apply to online information service providers that meet the conditions specified in the Regulations on the Provisions on the Administration of Algorithm Recommendation for Internet Information Services, the Provisions on the Administration of Deep Synthesis of Internet Information Services, and the Provisional Measures for the Administration of Generative Artificial Intelligence Services. The Identification Measures clarifies that service providers must add explicit identifiers to generated synthetic content such as text, audio, images, videos, and virtual scenes. When providing functions such as downloading, copying, and exporting generated synthetic content, they must ensure that the files contain explicit identifiers that meet the requirements. They must also add implicit identifiers to the file metadata of generated synthetic content, which include attributes of the generated synthetic content, service provider name or code, content number, and other production element information. Additionally, they must clearly explain the methods and styles of identifying generated synthetic content in their user service agreements and remind users to carefully read and understand the relevant identifier management requirements.

On March 20, 2026, the Ministry of Industry and Information Technology (MIIT), together with nine other departments, jointly promulgated the Measures for the Review and Service of Artificial Intelligence Ethics (Trial), which took effect on the date of promulgation. These Measures apply to artificial intelligence scientific research, technology development, and other activities conducted within the territory of the People’s Republic of China that may pose risks and challenges to scientific and technological ethics in respect of human dignity, public order, life and health, ecological environment, and sustainable development, as well as other scientific and technological activities subject to artificial intelligence ethics review pursuant to laws, administrative regulations, and relevant provisions of the State. The Measures specify that entities conducting such scientific and technological activities are the responsible parties for the administration of artificial intelligence ethics review, and shall establish ethics review committees in accordance with law to conduct ethics review activities. For artificial intelligence scientific and technological activities included in the “List of Artificial Intelligence Scientific and Technological Activities Requiring Expert Re-review of Ethics” formulated and published by MIIT, the Ministry of Science and Technology, and other relevant departments, an expert re-review shall be conducted in accordance with law following the ethics review.

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

Regulations on dividend distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include PRC Company Law, PRC Wholly Foreign-owned Enterprise Law, and Implementation Rules of the PRC Wholly Foreign-owned Enterprise Law, of which the Wholly Foreign-invested Enterprise Law together with its implementation regulations was replaced by 2019 PRC Foreign Investment Law from January 1, 2020. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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

Domain names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were issued by Ministry of Industry and Information Technology and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies, and the applicants become domain name holders upon successful registration.

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

Value-added tax

Pursuant to the Value-added Tax Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and came into effect on January 1, 2026, and the Regulations for the Implementation of the Value-added Tax Law issued on December 25, 2025 and implemented on January 1, 2026, entities and individuals (including individual industrial and commercial proprietors) selling goods, services, intangible assets, real estate and importing goods within the territory of the PRC are taxpayers of VAT and shall pay VAT in accordance with the provisions of the law. Unless stated otherwise, for payers who sell goods, and provide processing, repairs and replacement services and rental services of tangible movable assets as well as import goods, the tax rate shall be 13%, and be, in certain specified circumstances, 9%, 6% and 0%.

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, the VIEs and the VIEs’ subsidiaries as of December 31, 2025:

(1)	Each of Shanghai Qiyu and Fuzhou Financing Guarantee is wholly owned by Shanghai Qibutianxia, which was a related party of our company before December 2025.

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

All of the two other VIEs, namely Fuzhou Financing Guarantee and Shanghai Financing Guarantee, and their respective nominee shareholders, have each entered into a set of contractual arrangements, including the voting proxy agreement, equity interest pledge agreement, loan agreement, exclusive business cooperation agreement, exclusive option agreement, with our WFOE, in terms that are substantially similar to the agreements described above.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

D.          Property, Plants and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of 11,726 square meters as of December 31, 2025. We also lease an area of 4,692 square meters in Beijing, an area of 4,290 square meters in Hefei, an area of 3,120 square meters in Shenzhen, an area of 2,011 square meters in Xi’an, an area of 1,855 square meters in Chengdu, an area of 1,169 square meters in Chongqing, an area of 1,410 square meters in Fuzhou, an area of 1,235 square meters in Beihai, an area of 797 square meters in Haikou, an area of 288 square meters in Zhuhai, an area of 204 square meters in Zhengzhou, an area of 188 square meters in Hong Kong, and an area of 40 square meters in the United Kingdom as of December 31, 2025 as office space. The lease term varies from one year to three years. Our servers are primarily hosted at internet data centers and located in Beijing, Shanghai and Luoyang. We expect to seek additional office space as needed to accommodate future growth.

Qifu Changfeng is a joint venture company established in Shanghai, China to develop and build our regional headquarters and the affiliated industrial park. We and Shanghai Changfeng Investment (Group) Co., Ltd., or Changfeng, an independent third party, hold 70% and 30%, respectively, of the equity interests in Qifu Changfeng. The construction has been completed, and the new regional headquarters and industrial park have been officially put into use since January 2026, enabling us to consolidate all of our Shanghai-based facilities and employees from various departments into a single office space, which we expect will further save administrative costs and improve operating efficiency. As of December 31, 2025, shareholders of Qifu Changfeng had provided a total of RMB1.07 billion to acquire land use rights of the parcel of land on which our regional headquarters and affiliated industrial park stand and support the joint venture company’s operations, of which RMB0.32 billion was funded by Changfeng.

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

In particular, we believe our results of operations are more directly affected by the following major factors:

Ability to attract and retain quality borrowers

In 2025, we facilitated RMB327.1 billion (US$46.8 billion) of loans, representing a slight increase from RMB322.0 billion in 2024 and a decrease from RMB369.1 billion in 2023. The decline in loan facilitation volume from 2023 to 2024 aligns with our deliberate shift toward a prudent strategy, which balances loan quality over loan facilitation volume in response to softening credit demand and rising risks amid challenging macroeconomic environment. Total loan facilitation volume slightly increased from 2024 to 2025 despite regulatory changes and macroeconomic uncertainties in the second half of 2025. We continued to focus on long-term user engagement by expanding our user base and building a comprehensive credit-tech service platform that encompasses the full user lifecycle and promotes financial inclusion. The number of users with approved credit lines grew from 50.9 million as of December 31, 2023 to 56.9 million as of December 31, 2024, and further to 63.6 million as of December 31, 2025. We anticipate that, in the longer term, our future growth sustainability will continue to depend on our ability to increase our existing users’ engagement with our platform and attract high - quality users to our platform.

We believe repeat borrowings by existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Repeat borrower contribution was 93.3% for the year ended December 31, 2025. We believe this high repeat borrower contribution is primarily due to our ability to address the credit needs of our targeted users with the superior user experience and competitive product offerings on our platforms.

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

In the second half of 2025, the consumer credit industry experienced a sector-wide risk elevation amid regulatory changes and subsequent business adjustments. Despite the challenging backdrop, we promptly adjusted our risk strategies across the entire credit lifecycle to manage our risk performance. The 90 day+ delinquency rate for all our loans outstanding was approximately 2.71% as of December 31, 2025. Please see “—Loan Performance Data” below for details of our credit profiling performance.

We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our data analytical capabilities and deepened insights into users.

Ability to maintain collaboration with quality financial institution partners and diversify funding sources

Maintaining a healthy collaborative relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. In 2025, all loans facilitated through our platform were funded by financial institutions, including Fuzhou Microcredit. In addition, our ability to collaborate with quality financial institution partners also impacts our profitability and our ability to provide reasonably priced financing solutions to users.

We have established cooperative relationships with a wide array of financial institution partners, and are further diversifying the financial institution partner pool. As of December 31, 2025, we had collaborated with 167 financial institutional partners, cumulatively.

Cumulatively, we had cumulatively issued ABSs and ABNs of RMB67.6 billion (US$9.7 billion) as of December 31, 2025 to further diversify our funding sources. The ABSs are listed and traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange, while the ABNs are issued in the interbank market.

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

90 day+ delinquency rates

90 day+ delinquency rate refers to the principal balance of on- and off-balance sheet loans we facilitated that are 91 to 180 calendar days past due as a percentage of the total outstanding loan balance of on- and off-balance sheet loans we facilitated across our platform as of a specific date. Loans that are charged-off and loans under Intelligent Credit Engine (ICE) and other technology solutions are not included in the delinquency rate calculation. The following table provides our 90 day+ delinquency rates as of December 31, 2023, 2024 and 2025:

90 day+ delinquency rate
December 31, 2023	2.35%
December 31, 2024	2.09%
December 31, 2025	2.71%

The overall 90 day+ delinquency rate decreased from 2.35% as of December 31, 2023 to 2.09% as of December 31, 2024, primarily due to the prompt adjustments we made to our risk management in the second half of 2023 by tightening credit standards, improving user risk identification and enhancing our collection strategies. The overall 90 day+ delinquency rate increased from 2.09% as of December 31, 2024 to 2.71% as of December 31, 2025, primarily due to macroeconomic uncertainties and recent regulatory changes in China. Since April 2025, regulators have issued a series of measures targeting the consumer finance industry, including interest rate caps, which have contributed to a broader industry-wide liquidity tightening, particularly in the second half of 2025. To manage credit risks effectively, we continued to proactively tighten our risk standards and optimize our asset portfolio and customer mix. We also continue to focus on enhancing our technology and credit assessment capabilities and fine-tuning our services and solutions to address financial institution partners’ evolving needs and risk preferences. The 90 day+ delinquency rate is a backward looking indicator as it reflects asset quality trend 90 days before.

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

Off-balance sheet loans

Off-balance sheet loans refer to loans funded and disbursed directly by our financial institution partners and not consolidated on our balance sheet. For a portion of off-balance sheet loans, we only provide platform services to financial institutions, and earn service fees. For the other portion, we not only provide loan facilitation and post-facilitation services but also guarantee the repayment either through the VIEs with financing guarantee license or third-party guarantee companies or insurance companies. As a result, we incur guarantee liabilities and take credit risks. Services provided in connection with this portion of loans are categorized under credit-driven services. For the years ended December 31, 2023, 2024 and 2025, the total balance of outstanding off-balance sheet loans (excluding loans delinquent for more than 180 days) facilitated under credit-driven services amounted to RMB42.7 billion, RMB25.5 billion and RMB23.7 billion (US$3.4 billion), respectively. The table below sets forth details of the balance of outstanding on-balance sheet loans and off-balance sheet loans as of the dates indicated.

	As of December 31,
	2023		2024		2025
	Outstanding		Outstanding		Outstanding
	Loan Balance	%	Loan Balance	%	Loan Balance	%

	(RMB in millions, except for percentages)
On-balance sheet loan	29,257	20.1	31,866	23.3	42,863	34.0
through trusts/ABSs(1) and others	19,414	13.3	21,066	15.4	32,849	26.1
through Fuzhou Microcredit	9,843	6.8	10,800	7.9	10,014	7.9
Off-balance sheet loan	116,013	79.9	105,148	76.7	83,149	66.0
Total	145,270	100.0	137,014	100.0	126,012	100.0

Note:

(1)	Including loans originated by Fuzhou Microcredit and subsequently transferred to the ABS plans as of December 31, 2023, 2024 and 2025, respectively.

The outstanding loan balance of on-balance sheet loans increased from RMB29,257 million as of December 31, 2023 to RMB31,866 million as of December 31, 2024, and further increased to RMB42,863 million (US$6,129 million) as of December 31, 2025, primarily due to the increase in the loan facilitation volume of on-balance sheet loans that was mainly driven by our dynamic adjustments in loan mix to enhance efficiency and profitability.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue mainly from providing Credit-Tech services through matching the credit demand of unserved and underserved borrowers with credit supply from our financial institution partners. The following table sets forth the principal components of our net revenue in absolute amounts and as percentages of our total net revenue for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Credit driven services	11,738,560	72.0	11,719,027	68.2	13,977,218	1,998,716	72.7
Loan facilitation and servicing fees-capital heavy	1,667,119	10.2	1,016,514	5.9	1,604,903	229,498	8.4
Revenue from loan facilitation services	1,081,699	6.6	638,814	3.7	1,143,395	163,503	6.0
Revenue from post-origination services	585,420	3.6	377,700	2.2	461,508	65,995	2.4
Financing income	5,109,921	31.4	6,636,511	38.6	8,569,063	1,225,360	44.5
Revenue from releasing of guarantee liabilities	4,745,898	29.1	3,695,017	21.5	3,412,952	488,046	17.8
Other services fees	215,622	1.3	370,985	2.2	390,300	55,812	2.0
Platform services	4,551,467	28.0	5,446,629	31.8	5,227,841	747,571	27.3
Loan facilitation and servicing fees-capital light	3,213,955	19.8	2,116,797	12.4	1,162,563	166,244	6.1
Revenue from loan facilitation services	2,096,085	12.9	1,246,541	7.3	683,929	97,801	3.6
Revenue from post-origination services	1,117,870	6.9	870,256	5.1	478,634	68,443	2.5
Referral service fees	950,016	5.8	2,842,637	16.6	2,738,786	391,641	14.3
Other services fees	387,496	2.4	487,195	2.8	1,326,492	189,686	6.9
Total net revenue	16,290,027	100.0	17,165,656	100.0	19,205,059	2,746,287	100.0

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

On the other hand, in providing platform services, we provide customized technology solutions at different stages of the loan lifecycle, such as borrower acquisition, credit assessment, fund matching and post-facilitation services. Specifically, we (i) provide to financial institutions comprehensive facilitation and post-facilitation services under our capital-light model, and charge them service fees based on pre-negotiated terms, which service fees are recorded as loan facilitation and servicing fees - capital light; (ii) provide intelligent marketing services to financial institutions and other lending platforms under ICE and earn pre-negotiated service fees, which are recorded under referral service fees; (iii) provide referral services to other online lending companies and earn referral fees, which are recorded under referral service fees; and (iv) offer financial institutions other technology solutions and take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions, which are recorded under other services fees. These solutions contributed a small fraction to our total net revenue in 2023, 2024 and 2025. We currently do not take credit risk under platform services.

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

Referral service fees.   We provide referral services to other platforms by referring to them the borrowers who do not fit our financial institution partners’ risk preference. We also provide referral services to the financial institution partners through our ICE model, by matching borrowers with them.

Costs and expenses

The table below sets forth our operating costs and expenses in absolute amounts and as a percentage of our total net revenue for the years indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Facilitation, origination and servicing	2,659,912	16.3	2,900,704	16.9	3,001,938	429,271	15.6
Funding costs	645,445	4.0	590,935	3.4	548,936	78,497	2.9
Sales and marketing	1,939,885	11.9	1,725,877	10.1	2,469,546	353,140	12.9
General and administrative	421,076	2.6	449,505	2.6	658,980	94,233	3.4
Provision for loans receivable	2,151,046	13.2	2,773,323	16.2	3,625,042	518,374	18.9
Provision for financial assets receivable	386,090	2.4	296,857	1.7	234,924	33,594	1.2
Provision for accounts receivable and contract assets	175,799	1.1	421,481	2.5	319,532	45,692	1.7
Provision for contingent liabilities	3,053,810	18.7	478,404	2.8	1,667,742	238,484	8.7
Total cost of revenues	11,433,063	70.2	9,637,086	56.2	12,526,640	1,791,285	65.3

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

Share-based compensation.   In 2023, 2024 and 2025, we granted options and restricted share units to our employees to reward their historical contribution to our development. Share-based compensation expenses are non-cash in nature. Share-based compensation expenses were allocated to our expense items for the years indicated as follows:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Facilitation, origination and servicing	75,152	40.5	64,658	38.6	40,070	5,730	10.6
Sales and marketing	(375)	(0.2)	(118)	(0.1)	1,503	215	0.4
General and administrative	110,827	59.7	103,073	61.5	336,801	48,162	89.0
Total	185,604	100.0	167,613	100.0	378,374	54,107	100.0

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

Mainland China

Generally, our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries, which are considered PRC resident enterprises under mainland China tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The consolidated trusts are subject to VAT at the rate of 3%, while our other entities are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The STA, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Shanghai Qiyu was accredited as a “high and new technology enterprises” in 2018, which was renewed in 2021 and 2024. Therefore, it was entitled to a reduced 15% enterprise income tax rate from 2018 to 2026. Our WFOE obtained “high and new technology enterprises” status in 2020 and renewed it in 2023, and was entitled to a reduced enterprise income tax rate of 15% from 2020 to 2025. Beihai Borui Credit Service Co., Ltd., Beihai Qicheng Information & Technology Co., Ltd. (“Qicheng”), Qi’ang and Beihai Yunhua benefited from a preferential tax rate of 15% as their operation falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables of Qicheng, Qi’ang and Beihai Yunhua could be further reduced as they are located in an autonomous region of China. Therefore, Qicheng applied a preferential income tax rate of 9% from 2019 to 2023 and applied a preferential income tax rate of 15% from 2024 to 2030. Qi’ang and Beihai Yunhua applied a preferential income tax rate of 9% from 2023 to 2027. From 2023 to 2027, one subsidiary benefited from a preferential tax rate of 15% as they are registered in Hainan province and engaged in encouraged business activities.

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

In 2025, our WFOE made dividend payments of RMB4,587.0 million (US$655.9 million) to our Hong Kong subsidiaries and paid related withholding income tax (net of tax refund) of RMB200.6 million (US$28.7 million) accordingly. As of December 31, 2025, we recorded a deferred tax liability of RMB255.0 million (US$36.5 million) associated with all of our earnings expected to be distributed from mainland China subsidiaries to overseas for dividend distribution and share repurchase. The remaining undistributed profits of mainland China subsidiaries as of December 31, 2025 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB804.3 million (US$115.0 million).

The Organization for Economic Co-operation and Development, or OECD, published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws, which are referred to as Pillar Two legislation, to implement the Pillar Two model rules on a globally agreed common approach. Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules, which our company is reasonably expected to fall into. It imposes a top-up tax on profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%. We have reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions and engaged external tax specialists in assessing its tax exposure. As at December 31, 2025, our company mainly operates in mainland China, in which exposures to Pillar Two income taxes might exist in the future although the legislation is not yet enacted. Besides, certain subsidiaries of our company are located in jurisdictions mainly including Hong Kong, Singapore and United Kingdom where Pillar Two legislation had been enacted or substantively enacted, it is estimated that our company’s income tax would not be materially different should those legislations had been in effect for the year ended December 31, 2025. We did not recognize any relevant tax expenses for the year ended December 31, 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue
Credit-driven services	11,738,560	72.0	11,719,027	68.2	13,977,218	1,998,716	72.7
Loan facilitation and servicing fees-capital heavy	1,667,119	10.2	1,016,514	5.9	1,604,903	229,498	8.4
Financing income	5,109,921	31.4	6,636,511	38.6	8,569,063	1,225,360	44.5
Revenue from releasing of guarantee liabilities	4,745,898	29.1	3,695,017	21.5	3,412,952	488,046	17.8
Other services fees	215,622	1.3	370,985	2.2	390,300	55,812	2.0
Platform services	4,551,467	28.0	5,446,629	31.8	5,227,841	747,571	27.3
Loan facilitation and servicing fees-capital light	3,213,955	19.8	2,116,797	12.4	1,162,563	166,244	6.1
Referral services fees	950,016	5.8	2,842,637	16.6	2,738,786	391,641	14.3
Other services fees	387,496	2.4	487,195	2.8	1,326,492	189,686	6.9
Total net revenue	16,290,027	100.0	17,165,656	100.0	19,205,059	2,746,287	100.0
Operating costs and expenses(1)
Facilitation, origination and servicing	2,659,912	16.3	2,900,704	16.9	3,001,938	429,271	15.6
Funding costs	645,445	4.0	590,935	3.4	548,936	78,497	2.9
Sales and marketing	1,939,885	11.9	1,725,877	10.1	2,469,546	353,140	12.9
General and administrative	421,076	2.6	449,505	2.6	658,980	94,233	3.4
Provision for loans receivable	2,151,046	13.2	2,773,323	16.2	3,625,042	518,374	18.9
Provision for financial assets receivable	386,090	2.4	296,857	1.7	234,924	33,594	1.2
Provision for accounts receivable and contract assets	175,799	1.1	421,481	2.5	319,532	45,692	1.7
Provision for contingent liabilities	3,053,810	18.7	478,404	2.8	1,667,742	238,484	8.7
Total operating costs and expenses	11,433,063	70.2	9,637,086	56.2	12,526,640	1,791,285	65.3
Income from operations	4,856,964	29.8	7,528,570	43.8	6,678,419	955,002	34.7
Interest income, net	217,307	1.3	237,015	1.4	278,626	39,843	1.5
Foreign exchange gain	2,356	0.0	1,512	0.0	159,570	22,818	0.8
Fair value change of derivatives	—	—	—	—	(175,691)	(25,123)	(0.9)
Gain on debt extinguishment	—	—	—	—	270,135	38,629	1.4
Investment loss	(30,112)	(0.2)	—	—	—	—	—
Other income, net	230,936	1.4	125,325	0.7	165,076	23,606	0.9
Income before income tax expense	5,277,451	32.3	7,892,422	45.9	7,376,135	1,054,775	38.4
Income tax expense	(1,008,874)	(6.2)	(1,644,306)	(9.6)	(1,400,492)	(200,268)	(7.3)
Net income	4,268,577	26.1	6,248,116	36.3	5,975,643	854,507	31.1
Net loss attributable to non-controlling interests	16,759	0.1	16,198	0.1	14,048	2,009	0.1
Net income attributable to ordinary shareholders of the Company	4,285,336	26.2	6,264,314	36.4	5,989,691	856,516	31.2

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Facilitation, origination and servicing	75,152	64,658	40,070	5,730
Sales and marketing	(375)	(118)	1,503	215
General and administrative	110,827	103,073	336,801	48,162
Total	185,604	167,613	378,374	54,107

Share-based compensation expenses are non-cash in nature.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenue

Our total net revenue increased by 11.9% from RMB17,166 million in 2024 to RMB19,205 million (US$2,746 million) in 2025, primarily due to the growth in average outstanding balance of on-balance-sheet loans and the increase in capital - heavy loan facilitation volume. Within our total revenue, the amount derived from credit-driven services increased by 19.3% from RMB11,719 million in 2024 to RMB13,977 million (US$1,999 million) in 2025, and the amount derived from platform services decreased by 4.0% from RMB5,447 million in 2024 to RMB5,228 million (US$748 million) in 2025.

●	Loan facilitation and servicing fees. Loan facilitation and servicing fees increased under the credit-driven services from RMB1,017 million in 2024 to RMB1,605 million (US$229 million) in 2025, primarily due to the increase in capital-heavy loan facilitation volume. Loan facilitation and servicing fees decreased under the platform services from RMB2,117 million in 2024 to RMB1,163 million (US$166 million) in 2025, primarily due to a decline in loan facilitation volume under our capital-light model.
●	Financing income. Financing income increased from RMB6,637 million in 2024 to RMB8,569 million (US$1,225 million) in 2025, primarily due to the growth in average outstanding on-balance-sheet loan balance.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities decreased from RMB3,695 million in 2024 to RMB3,413 million (US$488 million) in 2025. This decrease was in line with the overall trend of the average outstanding balance of off-balance-sheet capital-heavy loans.
●	Referral services fees. Referral services fees decreased from RMB2,843 million in 2024 to RMB2,739 million (US$ 392 million) in 2025, primarily due to a decrease in the loan facilitation volume through ICE.
●	Other services fees. Other services fees increased under the credit driven services from RMB371 million in 2024 to RMB390 million (US$56 million) in 2025, mainly due to the increase in late payment fees under the credit driven services. Other services fees increased under the platform services from RMB487 million in 2024 to RMB1,326 million (US$190 million) in 2025, primarily due to an increase in other value-added services under platform services.

Operating costs and expenses

Operating costs and expenses increased from RMB9,637 million in 2024 to RMB12,527 million (US$1,791 million) in 2025, primarily due to the increase in provision for contingent liabilities and increase in provision for loans receivable.

●	Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB2,901 million in 2024 to RMB3,002 million (US$429 million) in 2025, primarily due to an increase of collection fee of RMB58 million (US$8 million) and an increase of credit search fees of RMB22 million (US$3 million).
●	Sales and marketing. Sales and marketing expenses increased from RMB1,726 million in 2024 to RMB2,470 million (US$353 million) in 2025, primarily due to the increase in the allocation in marketing resources to embedded finance channels.

●	General and administrative. General and administrative expenses increased from RMB450 million in 2024 to RMB659 million (US$94 million) in 2025, primarily due to an increase in share - based compensations.
●	Funding costs. Funding costs decreased from RMB591 million in 2024 to RMB549 million (US$78 million) in 2025, mainly due to the lower average ABS issuance costs, partially offset by the growth in funding from ABS.
●	Provision for loans receivable. Provision for loans receivable increased from RMB2,773 million in 2024 to RMB3,625 million (US$518 million) in 2025, primarily due to the growth in loan origination volume of on-balance-sheet loans.
●	Provision for financial assets receivable. Provision for financial assets receivable decreased from RMB297 million in 2024 to RMB235 million (US$34 million) in 2025. The decrease reflected our consistent approach in assessing provisions commensurate with its underlying loan profile.
●	Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets decreased from RMB421 million in 2024 to RMB320 million (US$46 million) in 2025. The decrease reflected the decline in the capital - heavy and capital - light loan facilitation volume in total and our consistent approach in assessing provisions commensurate with its underlying loan profile.
●	Provision for contingent liabilities. Provision for contingent liabilities increased from RMB478 million in 2024 to RMB1,668 million (US$238 million) in 2025. The increase reflected our consistent approach in assessing provisions commensurate with its underlying loan profile and an increase in capital-heavy loan facilitation volume.

Interest income, net

Interest income, net was RMB279 million (US$40 million) in 2025, compared to RMB237 million in 2024, mainly due to the increase in interest earned from bank deposits.

Gain on debt extinguishment

Gain on debt extinguishment was RMB270 million (US$39 million) in 2025, compared to nil in 2024, mainly due to gains resulted from the repurchase of convertible senior notes in 2025.

Other income, net

Other income increased from RMB125 million in 2024 to RMB165 million (US$24 million) in 2025, mainly due to the increase of government grants.

Income tax expense

Income tax expense was RMB1,400 million (US$200 million) in 2025, compared to RMB1,644 million in 2024. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 18.1% in 2025, compared to 20.4% in 2024. The decrease in effective tax rate was primarily due to a decrease in withholding tax related to dividend distribution from onshore to offshore.

Net income

Net income was RMB5,976 million (US$855 million) in 2025, compared to RMB6,248 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenue

Our total net revenue increased by 5.4% from RMB16,290 million in 2023 to RMB17,166 million in 2024, primarily due to the growth in average outstanding balance of the on-balance-sheet loans and increase in loan facilitation volume through ICE. Within our total revenue, the amount derived from credit-driven services decreased by 0.2% from RMB11,739 million in 2023 to RMB11,719 million in 2024, and the amount derived from platform services increased by 19.7% from RMB4,551 million in 2023 to RMB5,447 million in 2024.

●	Loan facilitation and servicing fees. Loan facilitation and servicing fees decreased under the credit-driven services from RMB1,667 million in 2023 to RMB1,017 million in 2024, primarily due to a decline in capital-heavy loan facilitation volume. Loan facilitation and servicing fees decreased under the platform services from RMB3,214 million in 2023 to RMB2,117 million in 2024, primarily due to a decline in loan facilitation volume under our capital-light model.
●	Financing income. Financing income increased from RMB5,110 million in 2023 to RMB6,637 million in 2024, primarily due to the growth in average outstanding on-balance-sheet loan balance.
●	Revenue from releasing of guarantee liabilities. Revenue from releasing of guarantee liabilities decreased from RMB4,746 million in 2023 to RMB3,695 million in 2024. This decrease is mainly due to the decrease in average outstanding balance of off-balance-sheet capital-heavy loans during the period.
●	Referral services fees. Referral services fees increased from RMB950 million in 2023 to RMB2,843 million in 2024, primarily due to an increase in the loan facilitation volume through ICE.

Operating costs and expenses

Operating costs and expenses decreased from RMB11,433 million in 2023 to RMB9,637 million in 2024, primarily due to the decrease in provision for contingent liabilities.

●	Facilitation, origination and servicing. Facilitation, origination and servicing costs increased from RMB2,660 million in 2023 to RMB2,901 million in 2024, primarily due to an increase of collection fee of RMB334 million and partially offset by a decrease of payment transaction costs of RMB141 million.
●	Sales and marketing. Sales and marketing expenses decreased from RMB1,940 million in 2023 to RMB1,726 million in 2024, primarily due to our prudent customer acquisition approach and lower unit customer acquisition cost.
●	General and administrative. General and administrative expenses increased from RMB421 million in 2023 to RMB450 million in 2024, primarily due to an increase in salaries and personnel related costs.
●	Funding costs. Funding costs decreased from RMB645 million in 2023 to RMB591 million in 2024, mainly due to the lower average cost of ABSs and trusts, partially offset by the growth in funding from ABSs and trusts.
●	Provision for loans receivable. Provision for loans receivable increased from RMB2,151 million in 2023 to RMB2,773 million in 2024, primarily due to the growth in loan origination volume of on-balance-sheet loans.
●	Provision for financial assets receivable. Provision for financial assets receivable decreased from RMB386 million in 2023 to RMB297 million in 2024. The decrease is mainly due to the decline in capital-heavy loan facilitation volume.
●	Provision for accounts receivable and contract assets. Provision for accounts receivable and contract assets increased from RMB176 million in 2023 to RMB421 million in 2024. The increase reflected our consistent approach in assessing provisions commensurate with our underlying loan profile.
●	Provision for contingent liabilities. Provision for contingent liabilities decreased from RMB3,054 million in 2023 to RMB478 million in 2024, primarily due to a decline in capital-heavy loan facilitation volume and the reversal of prior provision as loans facilitated in previous period performed better than expected.

Interest income, net

Interest income, net was RMB237 million in 2024, compared to RMB217 million in 2023, mainly due to the increase in interest earned from bank deposits.

Other income, net

Other income decreased from RMB231 million in 2023 to RMB125 million in 2024, mainly due to the decrease of government grants.

Income tax expense

Income tax expense was RMB1,644 million in 2024, compared to RMB1,009 million in 2023. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 20.4% in 2024, compared to 18.5% in 2023. The increase in effective tax rate was mainly due to withholding taxes related to our company’s dividend and share repurchase plan.

Net income

Net income was RMB6,248 million in 2024, compared to RMB4,269 million in 2023.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2023, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Current assets:
Cash and cash equivalents	4,177,890	4,452,416	4,696,817	671,636
Restricted cash	3,381,107	2,353,384	2,844,101	406,701
Security deposit prepaid to third-party guarantee companies	207,071	162,617	325,698	46,574
Short term investments	15,000	3,394,073	2,852,254	407,867
Accounts receivable and contract assets, net	2,909,245	2,214,530	950,267	135,886
Financial assets receivable, net	2,522,543	1,553,912	1,510,205	215,956
Loans receivable, net	24,604,487	26,714,428	34,680,954	4,959,310
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	146,995	27,132	21,992	3,145
Financial assets receivable, net-noncurrent	596,330	170,779	209,459	29,952
Loans receivable, net-noncurrent	2,898,005	2,537,749	4,002,159	572,301
Land use rights, net	977,461	956,738	966,582	138,219
Current liabilities:
Payable to investors of the consolidated trusts-current	8,942,291	8,188,454	9,922,559	1,418,907
Convertible senior notes-current	—	—	1,019,130	145,734
Guarantee liabilities-stand ready	3,949,601	2,383,202	2,314,865	331,021
Guarantee liabilities-contingent	3,207,264	1,820,350	1,872,149	267,714
Non-current liabilities:
Payable to investors of the consolidated trusts-noncurrent	3,581,800	5,719,600	9,930,000	1,419,971
Convertible senior notes-noncurrent	—	—	1,583,213	226,396

Cash and cash equivalents

Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Our cash and cash equivalents increased from RMB4,452 million as of December 31, 2024 to RMB4,697 million (US$672 million) as of December 31, 2025, due to an increase in cash inflow from operating activities.

Restricted cash

Restricted cash mainly represents security deposits related to our loan facilitation services, pledged term deposit for short term loans and cash held by our consolidated trusts and asset management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements. The trusts have a maximum operating period of ten years. The cash in the trusts is not available to fund our general liquidity needs.

Our restricted cash increased from RMB2,353 million as of December 31, 2024 to RMB2,844 million (US$407 million) as of December 31, 2025, primarily due to the increase of cash held by our consolidated trusts and asset management plans as a result of the growth in funding from ABSs and trusts.

Security deposits prepaid to third-party guarantee companies

Security deposit prepaid to third-party guarantee companies mainly represents deposit prepaid by the Company to provide guarantee to secure timely loan repayment for financial institution partners. Our security deposit prepaid to third-party guarantee companies amounted to RMB326 million (US$47 million) as of December 31, 2025.

Short term investments

Short term investments decreased from RMB3,394 million as of December 31, 2024 to RMB2,852 million (US$408 million) as of December 31, 2025, primarily due to the decrease in term deposits.

Accounts receivable and contract assets, net

Accounts receivable and contract assets decreased from RMB2,242 million as of December 31, 2024 to RMB972 million (US$139 million) as of December 31, 2025, net of allowance of RMB272 million and RMB188 million (US$27 million), respectively, mainly due to the decrease in outstanding balance of off-balance sheet loans.

Financial assets receivable, net

Financial assets receivable decreased from RMB1,725 million as of December 31 2024 to RMB1,720 million (US$246 million) as of December 31, 2025, net of allowance of RMB446 million and RMB430 million (US$62 million), respectively.

Loans receivable, net

Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts, as well as loans facilitated by Fuzhou Microcredit.

Loans receivable increased from RMB29,252 million as of December 31, 2024 to RMB38,683 million (US$5,532 million) as of December 31, 2025, mainly due to the increase in our outstanding on-balance sheet loans balance.

Land use rights, net

Land use rights represent lease prepayments to the local government authorities and are recorded at cost less accumulated amortization.

In March 2021, our consolidated subsidiary, Qifu Changfeng obtained the land use rights from local authorities to develop and build the regional headquarters and the affiliated industrial park for our future operations. As of December 31, 2025, a total of RMB1.07 billion were contributed by its shareholders to acquire the land use rights, of which RMB0.75 billion was funded by Shanghai Qiyu and RMB0.32 billion was funded by the independent third party.

Payable to investors of the consolidated trusts

Some financial institution partners require us to disburse loans indirectly to borrowers through our consolidated trusts. Some beneficial rights in trusts and loans receivables are further transferred into asset backed special plans for the issuance of ABSs. Payable to investors of the consolidated trusts without recourse to us represents the investment returns of these trusts and ABS plans, and it increased from RMB13,908 million as of December 31, 2024 to RMB19,853 million (US$2,839 million) as of December 31, 2025, mainly due to the increase in our on-balance sheet loan volume.

Guarantee liabilities-stand ready

Guarantee liabilities-stand ready decreased from RMB2,383 million as of December 31, 2024 to RMB2,315 million (US$331 million) as of December 31, 2025. We recognize a stand-ready guarantee liability at the inception of an off-balance sheet loan for which we provide guarantee services. Stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee.

Guarantee liabilities-contingent

Guarantee liabilities-contingent increased from RMB1,820 million as of December 31, 2024 to RMB1,872 million (US$268 million) as of December 31, 2025, mainly due to the provision of contingent liabilities of RMB1,668 million (US$238 million), which was partially offset by the payout of RMB1,616 million (US$231 million). At the inception of an off-balance sheet loan, we also recognize a separate contingent guarantee liability with an allowance for credit losses following the CECL model. The contingent guarantee is reduced by the payouts made by us to compensate the financial institutions upon borrowers’ default. Allowance for credit losses under CECL model was included in “provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

B.           Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2023, 2024 and 2025, we had cash and cash equivalents and restricted cash of RMB7.6 billion, RMB6.8 billion and RMB7.5 billion (US$1.1 billion), respectively. Our cash and cash equivalents primarily consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

In March 2025, we completed the offering of convertible senior notes in an aggregate principal amount of US$690 million due 2030, or the 2030 Notes, including the initial purchasers’ full exercise of option to purchase an additional US$90 million principal amount of the 2030 Notes. The 2030 Notes are general unsecured debts and bear interest at a rate of 0.50% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. The Notes will mature on April 1, 2030 unless repurchased, redeemed, or converted in accordance with their terms prior to such date. The holders of the 2030 Notes have the right, at such holder’s option, to convert all or any portion of their 2030 Notes at any time prior to the close of business on the business day immediately preceding the 50th scheduled trading day before April 1, 2030.

Upon conversion, we will pay or deliver, as the case may be, to such converting holders, cash up to the principal amount of the 2030 Notes being converted, with any remainder of the conversion obligation to be satisfied in cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2030 Notes is 16.7475 ADSs per US$1,000 principal amount of such 2030 Notes, equivalent to an initial conversion price of approximately US$59.71 per ADS. In connection with cash dividend declared in 2025, the conversion rate of the 2030 Notes was subsequently adjusted to 17.5254 ADSs per US$1,000 principal amount, equivalent to a conversion price of US$57.06 per ADS. This conversion rate became effective on September 8, 2025, subject to adjustment upon occurrence of certain events as set forth in the indenture.

Holders of the 2030 Notes may require us to repurchase all or any portion of their 2030 Notes for cash on April 3, 2028, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. In addition, we may redeem all or part of the 2030 Notes in the event of certain changes in tax laws or if 10% or less of the aggregate principal amount of the 2030 Notes originally issued remain outstanding. Satisfying the obligations of the 2030 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2030 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

As of March 17, 2026, we had repurchased approximately US$460 million in aggregate principal amount of the 2030 Notes for US$399 million in cash on the open market and in off-market privately negotiated transactions. Approximately US$230 million in aggregate principal amount of the 2030 Notes remained outstanding.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	7,118,350	9,343,311	11,083,748	1,584,956
Net cash used in investing activities	(11,147,789)	(7,994,081)	(13,082,044)	(1,870,707)
Net cash provided by (used in) financing activities	1,066,458	(2,114,463)	2,783,865	398,087
Net (decrease) increase in cash and cash equivalents	(2,953,366)	(753,197)	735,118	105,121
Cash, cash equivalents, and restricted cash at the beginning of year	10,512,363	7,558,997	6,805,800	973,216
Cash, cash equivalents, and restricted cash at the end of year	7,558,997	6,805,800	7,540,918	1,078,337

Operating activities

Net cash provided by operating activities was RMB11,084 million (US$1,585 million) in 2025. The difference between net cash provided by operating activities and the net income of RMB5,976 million (US$855 million) mainly resulted from (i) adding back non-cash item share-based compensation of RMB378 million (US$54 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB4,179 million (US$598 million), and (iii) adding back non-cash item provision for contingent liabilities of RMB1,668 million (US$238 million), partially offset by additional RMB954 million (US$136 million) used for working capital. The change in cash used for working capital was mainly a result of a RMB1,684 million (US$241 million) decrease in guarantee liabilities and partially offset by a decrease of RMB931 million (US$133 million) in accounts receivable and contract assets. The change of these working capital items was in line with our business growth.

Net cash provided by operating activities was RMB9,343 million in 2024. The difference between net cash provided by operating activities and the net income of RMB6,248 million mainly resulted from (i) adding back non-cash item share-based compensation of RMB168 million (US$23 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB3,492 million, and (iii) adding back non-cash item provision for contingent liabilities of RMB478 million, partially offset by additional RMB1,116 million used for working capital. The change in cash used for working capital was mainly a result of a RMB3,432 million decrease in guarantee liabilities and partially offset by a decrease of RMB1,080 million in financial assets receivable. The change of these working capital items was in line with our business growth.

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

Investing activities

Net cash used in investing activities was RMB13,082 million (US$1,871 million) in 2025, which was primarily attributable to investment in loans receivable of RMB120,448 million (US$17,224 million) and short-term investments of RMB10,116 million (US$1,447 million), partially offset by the collection of investment in loans receivable of RMB107,477 million (US$15,369 million) and proceeds from disposal of short-term investments of RMB10,454 million (US$1,495 million). The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Net cash used in investing activities was RMB7,994 million in 2024, which was primarily attributable to investment in loans receivable of RMB102,799 million and short-term investments of RMB4,642 million, partially offset by the collection of investment in loans receivable of RMB98,312 million and proceeds from disposal of short-term investments of RMB1,308 million. The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Net cash used in investing activities was RMB11,148 million in 2023, which was primarily attributable to investment in loans receivable of RMB92,203 million, partially offset by the collection of investment in loans receivable of RMB81,132 million. The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.

Financing activities

Net cash provided by financing activities was RMB2,784 million (US$398 million) in 2025, which was primarily attributable to RMB19,131 million (US$2,736 million) cash received from investors of the consolidated trusts, RMB4,917 million (US$703 million) received from issuance of 2030 Notes and RMB1,874 million (US$268 million) received from short term loans, partially offset by cash paid to investors of the consolidated trusts of RMB13,192 million (US$1,886 million), ADSs repurchased in the open market of RMB4,848 million (US$693 million), repurchased 2030 Notes of RMB1,909 million (US$273 million) and dividend paid to shareholders of RMB1,378 million (US$197 million).

Net cash used in financing activities was RMB2,114 million in 2024, which was primarily attributable to cash paid to investors of the consolidated trusts of RMB12,060 million, repayments of short-term loans of RMB1,319 million, dividend paid to shareholders of RMB1,263 million and ADSs repurchased in the open market of RMB2,973 million, partially offset by RMB13,453 million cash received from investors of the consolidated trusts and RMB1,890 million received from short-term loans.

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

Material Cash Requirement

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the years ended December 2023, 2024 and 2025, our capital expenditures were mainly used for purchases of property, equipment and software. We incurred capital expenditures of RMB84.6 million, RMB153.2 million and RMB240.5 million (US$34.4 million) in 2023, 2024 and 2025, respectively. Our capital expenditures for 2025 consist primarily of expenditures related to the expansion and enhancement of our information technology infrastructure and the construction of our new office buildings in Shanghai. We will continue to incur capital expenditures to meet the expected growth of our business.

We intend to fund our existing and future capital expenditures with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations and loans obligations as of December 31, 2025:

		Less than	1 – 3	3 – 5	More than
	Total	1 year	years	years	5 years

	(RMB in thousands)
Operating Leases Obligations(1)	33,305	18,591	14,714	—	—
Short-term Loans Obligations(2)	1,202,891	1,202,891	—	—	—
Long-term Loans Obligations(3)	3,225,109	1,081,161	1,693,615	35,000	415,333

Notes:

(1)Our operating leases obligations relate to leases of office premises.

(2)Our short-term loans obligations relate to bank borrowings obtained from domestic commercial banks.

(3)Our long-term loans obligations include 2030 Notes and long-term borrowings, including the portion due within one year.

As of December 31, 2025, we had payable to shareholder of non-controlling interests of RMB257.0 million (US$36.7 million) recorded in “accrued expenses and other current liabilities”.

Other than those shown above, the obligations from on-balance sheet loans (presented as “payable to investors of the consolidated trusts-current and -noncurrent” in the consolidated balance sheets), and guarantee liabilities related to the loans we facilitated, we did not have any significant capital and other commitments and long-term obligations as of December 31, 2025.

Holding Company Structure

Qfin Holdings, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIEs and the VIEs’ subsidiaries in China. As a result, Qfin Holdings, Inc.’s ability to pay dividends may depend upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the VIEs and the VIEs’ subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Referral service fees through our Intelligence Credit Engine platform (“ICE”) are recognized upon receipt of confirmation by the financial institution partner and other lending companies at which time the referral service is deemed completed, using the service fee rate applicable.

Significant management judgment is applied to the determination and allocation of the transaction price, including (i) estimation of variable consideration, and (ii) determination of standalone selling price of each performance obligation.

We determined the total transaction price to be the service fees chargeable from the borrowers or the partner financial institutions, which includes variable considerations in the form of prepayment risk of borrowers and service fee rate based on future default rate of underlying loans facilitated under certain agreements under the capital light and ICE model. We estimate the prepayment risk of borrowers using an expected value approach on the basis of historical information and current trends of the early payment from borrowers. We determine the service fee rate based on the estimated default rate of the underlying loans. See “Allowance for credit losses” for estimation of default rate.

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

The estimate of prepayment risk of borrowers is subject to changes in our estimate of borrowers’ future repayment pattern. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. Further, if the default rate of underlying loans decreases beyond a certain level, the service fee rates enjoyed by us so as the total transaction price would increase than initially expected and vice versa. We recognized RMB1,374.5 million (US$196.5 million) in revenue from performance obligations satisfied (or partially satisfied) in prior periods pertaining to changes in variable consideration for the year ended December 31, 2025.

We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change when our cost pattern and business mode changes. If our estimates change with one percentage point increase/decrease in the portion of total transaction price allocated to our loan facilitation services, our loan facilitation service revenue would increase/decrease by approximately RMB16.5 million (US$2.4 million) for loans facilitated during the year ended December 31, 2025.

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

Allowances for the above-mentioned financial assets and contingent guarantee liability are driven by estimated default rate of respective underlying loans. We estimate the default rate based on historical net default rate of loans on a pool basis grouped by vintage of origination with similar risk profiles. Internal and external correlation factors, such as CPI, money supply and delinquent loan collection rate are identified based on regular review of historical data and updated on a timely basis once we become aware of any new patterns. Future trend of the abovementioned correlation factors are then fed into our model to predict default rate for each loan portfolio. For external factors, we use projections commonly used within the industry. For internal factors, we make projections based on historical data adjusted by our current risk and business strategies which we think could have potential impacts into the future periods.

As of December 31, 2025, allowance for loans receivable is RMB3,630.1 million (US$519.1 million) and outstanding balance for contingent guarantee liability is RMB1,872.1 million (US$267.7 million). If change in various factors constituting the estimate of default rate result in 0.5 percentage point increase/decrease in the overall estimate default rate, it would result in an increase/decrease of RMB459.4 million (US$65.7 million) and RMB294.2 million (US$42.1 million) for allowance for loans receivable and contingent guarantee liability respectively.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Fan Zhao	71	Chairman of the Board of Directors and Independent Director
Haisheng Wu	43	Chief Executive Officer and Director
Alex Xu	57	Chief Financial Officer and Director
Dan Zhao	46	Director
Jiao Jiao	45	Independent Director
Eric Xiaohuan Chen	44	Independent Director
Gang Xiao	50	Independent Director
Andrew Y Yan	68	Independent Director
Xiangge Liu	59	Independent Director
Yan Zheng	38	Chief Risk Officer

Mr. Fan Zhao has served as our chairman of the board of directors since August 2024 and our independent director since January 2023. Mr. Zhao founded and has served as the chairman of the board of directors of Beijing Fengye Fanda Investment Advisory Co., Ltd. since 2000. He has served as a director of Heintzman Piano Company Limited since 2004. He founded and served as the chairman of the board of directors of Sunbridge International Holdings Limited from 2002 to 2018. Mr. Fan Zhao received a bachelor’s degree in mechanical engineering from Beijing University of Civil Engineering and Architecture in 1982 and an MBA degree from Lawrence Technological University in 2002. He also spent three years as a visiting scholar at the University of Copenhagen in Denmark from 1990 to 1993.

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

Ms. Jiao Jiao has served as our director since November 2022 and has been redesignated as our independent director since 2025. Ms. Jiao has been serving as the consultant of Kuaishou (HKEX: 1024) since January 2026. From August 2024 to December 2025, Ms. Jiao served as the head of the legal department of Kuaishou. From May 2022 to July 2024, Ms. Jiao served as a director of 360 Group, where she also served as a vice president and the head of the legal department from September 2021 to July 2024. From July 2019 to August 2021, Ms. Jiao served as the general counsel of Future VIPKID Limited. Ms. Jiao served as a vice president and the head of the legal department of JD.com, Inc. (NASDAQ: JD; HKEX: 9618) from June 2014 to April 2019. Prior to that, she was a lawyer at JunHe LLP from June 2005 to May 2014. Ms. Jiao received her bachelor of laws and master of laws in 2002 and 2005, respectively, from Peking University.

Mr. Eric Xiaohuan Chen has served as our director since November 2019 and has been redesignated as our independent director since 2024. Mr. Chen has also served as a director in AuGroup (SHENZHEN) Cross-Border Business Co., Ltd. (HKEX: 02519) since November 2023. Mr. Chen is currently a partner at Twin Peaks Capital. Prior to co-founding Twin Peaks Capital, Mr. Chen served as the managing director and head of business and financial services at FountainVest Partners, where he worked from 2008 to 2021. Before joining FountainVest Partners, Mr. Chen worked in the investment banking department of Lehman Brothers and Citigroup since 2006. From 2004 to 2006, Mr. Chen worked at Micron Technology. Mr. Chen received his bachelor’s degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.

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

Mr. Andrew Y Yan has served as our independent director since July 2019. Mr. Yan is the founding managing partner of SAIF Partners since 2001. Prior to that, he was a managing director and head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Currently, Mr. Yan is also an independent non-executive director of Petrochina Company Ltd (Shanghai Stock Exchange: 601857 and HKEX: 00857) and East Buy Holding Ltd (HKEX: 1797), an independent director of ATA Creativity Global (NASDAQ: AACG) and Guoyuan Securities Co., Ltd (Shenzhen Stock Exchange: 000728), and chairman and director of Sinovac Biotech Ltd (NASDAQ: SVA). He is also a member of the Investment Committee of Peking University Education Foundation and the vice chairman of the Asset Management Association of China. In addition, Mr. Yan previously served as a director of Shenzhen Appotronics Corporation Ltd. (STAR Market of the Shanghai Stock Exchange: 688007), an independent non-executive director of China Southern Airlines Company Limited (HKEX: 1055; Shanghai Stock Exchange: 600029) and China Resources Land (HKEX: 1109). Mr. Yan received a master of Arts degree from Princeton University in 1989, and a bachelor’s degree in engineering from the Nanjing University of Aeronautics and Astronautics, formerly known as Nanjing Aeronautic Institute, in 1982.

Mr. Xiangge Liu has served as our independent director since August 2024. Mr. Liu has served as a senior advisor of Homaer Capital since 2022. Prior to that, he served as a managing director at RRJ Capital from 2011 to 2021. He was a senior risk management executive at CITIC International Asset Management from 2010 to 2011, and a managing director at Dingyi Capital from 2008 to 2010. From 2007 to 2008, he served as a director at Societe Generale Corporate & Investment Banking. Mr. Liu’s career experience also includes various positions at financial institutions and corporations such as Deutsche Bank, Mizuho Banking Group and General Electric. Mr. Liu is currently an independent director of A SPAC III Acquisition Corp. (NASDAQ: ASPC) and the chairman and chief executive officer of Best SPAC Acquisition Corp I &II (NASDAQ: BSAAU). Mr. Liu received a bachelor’s degree in English from Beijing Foreign Studies University in 1989 and an MBA degree from Boston University in 1999.

Mr. Yan Zheng has served as our chief risk officer since July 2020. Prior to that, Mr. Zheng served as our vice president from February 2017. Mr. Zheng has 13 years of experience in consumer finance risk management. Before joining us, Mr. Zheng co-founded Shenzhen Samoyed Internet Finance Service Co. Ltd. in May 2015, and was in charge of its product risk management. Prior to that, Mr. Zheng worked at the risk division of Merchants Union Consumer Finance Company Limited from April to May 2015, and the risk management department at the headquarters of China Merchants Bank (Shanghai Stock Exchange: 600036) from November 2014 to April 2015. Prior to that, Mr. Zheng worked at the risk management department of the Credit Card Center of China Merchants Bank from July 2008 to October 2014, primarily responsible for the credit policies of corporate businesses and credit limits. Mr. Zheng received his bachelor’s degree in quantitative economics (Chinese-foreign) from Shanghai University of Finance and Economics in 2008.

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

B.          Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB18.9 million (US$2.7 million) in cash to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Other than the above-mentioned statutory contributions mandated by applicable PRC laws and regulations, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

2018 Share Incentive Plan

We adopted the 2018 Share Incentive Plan in May 2018 and amended it in November 2019. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Incentive Plan is 25,336,096 ordinary shares. As of February 28, 2026, class A ordinary shares underlying options that have been granted and are outstanding under the 2018 Share Incentive Plan totaled 1,047,024, excluding awards that were forfeited or canceled after the relevant grant dates.

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

2019 Share Incentive Plan

We adopted the 2019 Share Incentive Plan in November 2019 and amended it in August 2020 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the amended plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Share Incentive Plan is 17,547,567 ordinary shares, and an annual increase on the first day of each of the four consecutive fiscal years of the company commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding shares or (ii) such fewer number of class A ordinary shares as may be determined by our board of directors. As of February 28, 2026, options and restricted share units representing 7,808,778 class A ordinary shares have been granted and are outstanding under the 2019 Share Incentive Plan, as amended, excluding awards that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2026, the awards granted under the 2018 Share Incentive Plan and 2019 Share Incentive Plan to several of our existing directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares	Exercise Price
	Underlying Awards	(US$/Share)	Date of Grant	Date of Expiration
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
	*	—	February 20, 2020	February 19, 2030
	3,520,000	0.00001	November 20, 2020	November 19, 2030
	3,085,000	0.00001	November 20, 2024	November 19, 2034
	*	0.00001	May 20, 2025	May 19, 2035
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028
	*	0.00001	November 20, 2020	November 19, 2030
	*	0.00001	November 20, 2024	November 19, 2034
	*	0.00001	May 20, 2025	May 19, 2035
Alex Xu	*	—	November 20, 2019	November 19, 2029
	*	—	November 20, 2021	November 19, 2031
	*	0.00001	November 20, 2024	November 19, 2034
	*	0.00001	May 20, 2025	May 19, 2035
*	Less than one percent of our total outstanding shares.

As of February 28, 2026, other employees as a group held outstanding options and restricted share units representing 3,765,168 class A ordinary shares of our company under the 2018 Share Incentive Plan and 2019 Share Incentive Plan.

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

D.           Employees

We had 3,121 employees as of December 31, 2023, 3,527 employees as of December 31, 2024 and 3,557 employees as of December 31, 2025. The following table sets forth the number of our employees categorized by function as of December 31, 2025:

As of December 31, 2025
Function:
General and administrative	247
Operations	1,404
Products	163
Research and development	964
Risk management	312
Sales and marketing	467
Total	3,557

As of December 31, 2025, we had 1,179 employees in Shanghai, 424 employees in Beijing, 330 employees in Shenzhen and the rest in other cities and special administrative region in China and other countries.

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 by:

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

The calculations in the table below are based on 243,503,768 class A ordinary shares as of February 28, 2026 (excluding 2,661,700 class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans). No class B ordinary shares were issued and outstanding as of February 28, 2026. As a result, no shareholder had different voting rights from other shareholders.

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

	Ordinary Shares Beneficially Owned
	Total ordinary	Percentage of total
	shares	ordinary shares
Directors and Executive Officers:*
Fan Zhao	—	—
Haisheng Wu(1)	716,090	0.3%
Alex Xu(2)	77,776	0.0%
Dan Zhao	—	—
Jiao Jiao	—	—
Gang Xiao	—	—
Andrew Y Yan(3)	1,314,250	0.5%
Eric Xiaohuan Chen(4)	218,000	0.1%
Xiangge Liu	—	—
Yan Zheng(5)	447,440	0.2%
All Directors and Executive Officers as a Group Principal Shareholders	2,773,556	1.1%
Aerovane Company Limited (6)	46,520,952	19.1%
Aspex Management (7)	12,845,020	5.3%

Notes:

*	Except as indicated otherwise below, the business address of our directors and executive officers is Building 1, No. 98 Qingyijiang Road, Putuo District, Shanghai 200331, People’s Republic of China.
(1)	Represents (i) 30,974 class A ordinary shares in the form of ADSs held by Holy Vanguard Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Haisheng Wu and his family, to which Mr. Wu is also the settlor, and (ii) 685,116 class A ordinary shares issuable to Mr. Haisheng Wu upon exercise of share options within 60 days after February 28, 2026.
(2)	Represents 77,776 class A ordinary shares in the form of ADSs held by Mr. Alex Xu.
(3)	Represents (i) 1,313,400 class A ordinary shares in the form of ADSs held by Morning Star Resources Ltd, and (ii) 850 class A ordinary shares held by Morning Star Resources Ltd. Morning Star Resources Ltd is a British Virgin Islands company wholly owned by Mr. Andrew Y Yan.
(4)	Represents (i) 30,000 class A ordinary shares in the form of ADSs held by Mr. Eric Xiaohuan Chen as of February 28, 2026, and (ii) 188,000 class A ordinary shares issuable to TPC Compounder Master Fund upon exercise of call options within 60 days after February 28, 2026. Mr. Chen is a co-founder and partner at Twin Peaks Capital Limited, which is the fund manager of TPC Compounder Master Fund. Additionally, pursuant to the Form 3 filed by Mr. Chen on March 18, 2026, Mr. Chen also indirectly held certain short positions in put options through TPC Compounder Master Fund, representing the obligations to buy 60,000 ADSs. Mr. Chen disclaimed the economic benefit attributable to these ADSs underlying the call options and put options except to the extent of his pecuniary interest pursuant to the Form 3. According to the Form 4 subsequently filed by Mr. Chen on March 31, 2026, Mr. Chen indirectly held a total of 500,000 class A ordinary shares in the form of ADSs through TPC Compounder Master Fund, in addition to his direct holding of 30,000 class A ordinary shares in the form of ADSs. Mr. Chen disclaimed the economic benefit attributable to these ADSs except to the extent of his pecuniary interest pursuant to the Form 4. According to the Form 4, Mr. Chen did not hold any position in put options as of March 31, 2026.
(5)	Represents (i) 114,000 class A ordinary shares in the form of ADSs held by Mr. Yan Zheng, and (ii) 333,440 class A ordinary shares issuable to Mr. Yan Zheng upon exercise of share options within 60 days after February 28, 2026.

(6)	Represents 39,820,586 class A ordinary shares and 6,700,366 class A ordinary shares in the form of ADSs that are directly held by Aerovane Company Limited, a British Virgin Islands company, which is, in turn, wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou. In December 2025, Mr. Hongyi Zhou and his children, Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, entered into a termination letter, pursuant to which the agreement among them that entitled Mr. Hongyi Zhou to shared voting and dispositive power together with his children relating to the class A ordinary shares (including in the form of ADSs) held by Aerovane Company Limited has been terminated. As such, Mr. Hongyi Zhou ceased to be deemed to beneficially own any class A ordinary shares (including in the form of ADSs) held directly by Aerovane Company Limited. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The above information is based on the Schedule 13D/A jointly filed by Aerovane Company Limited, Henry Zhiheng Zhou, Risa Ruoshan Zhou and Hongyi Zhou on December 5, 2025. The percentage of total ordinary shares for Aerovane Company Limited is calculated based on the number of our total outstanding shares as of February 28, 2026 and assumes Aerovane Company Limited’s shareholding does not change since December 5, 2025.
(7)	Represents 12,845,020 class A ordinary shares in the form of ADSs beneficially owned by Aspex Management (HK) Ltd, a Hong Kong company, Aspex Master Fund, a Cayman Islands company, and Li, Ho Kei, a Hong Kong citizen (collectively, “Aspex Management”). The number of class A ordinary shares is as reported in a Form 13F filed by Aspex Management (HK) Ltd on February 13, 2026, and other information above is based on the Schedule 13G/A jointly filed by Aspex Management (HK) Ltd, Aspex Master Fund and Li, Ho Kei on March 4, 2024. The percentage of total ordinary shares for Aspex Management is calculated based on the number of our total outstanding shares as of February 28, 2026 and assumes Aspex Management’s shareholding does not change since December 31, 2025.

To our knowledge, as of February 28, 2026, 240,154,844 of our class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. Such class A ordinary shares included shares issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the class A ordinary shares held in our Hong Kong register of members. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis. In addition, according to the PRC Civil Procedures Law, the courts of mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection with mainland China for a court of mainland China to have the jurisdiction required under the PRC Civil Procedures Law.

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

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Contractual Arrangements with the VIEs and their Shareholders

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

Transactions with 360 Group

360 Group was our related party during the fiscal years of 2023, 2024 and for substantially all of the fiscal year of 2025, as 360 Group was controlled by Mr. Hongyi Zhou, who was deemed to beneficially own the shares of our company held by Aerovane Company Limited, one of our principal shareholders. 360 Group ceased to be our related party in December 2025 as a result of the termination of the acting-in-concert arrangement between Mr. Zhou and the shareholders of Aerovane Company Limited. Therefore, the amount due from/to 360 Group entities as of December 31, 2025 ceased to be disclosed as related party balances.

We entered into a framework collaboration agreement with 360 Group in July 2018 to cooperate in areas including technology development, user traffic and trademark licensing. This framework collaboration agreement was terminated in August 2025.

We transacted with several entities of 360 Group during the fiscal years of 2023, 2024 and 2025. 360 Group authorized us to use its brand “360” and had historically provided advertising services to promote our products through its matrix of mobile applications and services, such as 360 Browser and 360 Mobile Assistant. Advertising services were calculated and charged to us under different formulas depending on the form of advertisements, including cost per action (CPA), cost per sale (CPS) and fixed service fees. Notwithstanding the termination of the framework collaboration agreement, certain lease and technology-related services between 360 Group and our company remain in place.

In 2025, services provided by 360 Group entities were RMB240.0 million (US$34.3 million). As of December 31, 2025, RMB40.0 million (US$5.7 million) was due to 360 Group entities which was included in “Accrued expenses and current liabilities”, and RMB1.2 million (US$0.2 million) was due from them which was included in “Prepaid and other current liabilities as they were no longer related party balances.

In 2024, services provided by 360 Group entities were RMB233.3 million. As of December 31, 2024, RMB64.4 million was due to 360 Group entities, and RMB1.2 million was due from them.

In 2023, services provided by 360 Group entities were RMB236.3 million. As of December 31, 2023, RMB77.3 million was due to 360 Group entities, and RMB2.2 million was due from them.

Transactions with Shanghai Qibutianxia

Shanghai Qibutianxia and its subsidiaries were related parties to us during the fiscal years of 2023, 2024 and for substantially all of the fiscal year of 2025, as Shanghai Qibutianxia was controlled by Mr. Hongyi Zhou, who was deemed to beneficially own the shares of our company held by Aerovane Company Limited, one of our principal shareholders. Shanghai Qibutianxia ceased to be our related party in December 2025 as a result of the termination of the acting-in-concert arrangement between Mr. Zhou and the shareholders of Aerovane Company Limited. Therefore, the amount due from/to Shanghai Qibutianxia and its subsidiaries as of December 31, 2025 ceased to be disclosed as related party balances.

We transacted with Shanghai Qibutianxia and its subsidiaries during the fiscal years 2023, 2024 and 2025, mainly including receiving borrower referral services provided by Tianjin Yujie Technology Co., Ltd.

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

	For the year ended/As of December 31,
	2023	2024	2025
	RMB	RMB	RMB		US$

	(in millions)
For services provided by Shanghai Qibutianxia and its subsidiaries to us	119.7	—	—		—
For services provided by us to Shanghai Qibutianxia and its subsidiaries	0.1	—	—		—
Amounts due from Shanghai Qibutianxia and its subsidiaries to us	0.2	1.1	0.2	(1)	0.0
Amounts due from us to Shanghai Qibutianxia and its subsidiaries	3.1	3.1	3.1	(2)	0.4
Outstanding loan under joint back-to-back guarantee arrangement with Shanghai Qibutianxia	5,239.0	—	—		—

Notes:

(1)	Amount was RMB0.2 million (US$0.0 million) which was included in prepaid and other assets as it was longer related party balance.
(2)	Amount was RMB3.1 million (US$0.4 million) which was included in prepaid and other assets as it was longer related party balance.

Transactions with Kincheng Bank of Tianjin Co., Ltd.

Kincheng Bank was a related party of ours during the fiscal years of 2023, 2024 and for substantially all of fiscal year 2025, as Kincheng Bank was affiliated with Mr. Hongyi Zhou, who was deemed to beneficially own the shares of our company held by Aerovane Company Limited, one of our principal shareholders. Kincheng Bank ceased to be our related party in December 2025 as a result of the termination of the acting-in-concert arrangement between Mr. Zhou and the shareholders of Aerovane Company Limited. Therefore, the amount due from/to Kincheng Bank as of December 31, 2025 ceased to be disclosed as related party balances.

We transacted with Kincheng Bank during the fiscal years 2023, 2024 and 2025 as we provide credit-driven services and platform services to Kincheng Bank and charge service fees.

The following table sets forth the transaction amounts and outstanding balances for the transactions between Kincheng Bank and us for the years presented.

	For the year ended/As of December 31,
	2023		2024		2025
	RMB		RMB		RMB		US$

	(in millions)
For services provided by us to Kincheng Bank	301.6		61.5		5.7		0.8
Amounts due from Kincheng Bank to us	47.2	(1)	6.3	(2)	0.6	(3)	0.1

Notes:

(1)	Among which the amounts of loan facilitation and post-facilitation services of RMB61.0 million, net of allowance of RMB25.8 million.
(2)	Among which the amounts of loan facilitation and post-facilitation services of RMB9.2 million, net of allowance of RMB7.0 million.
(3)	Amount is RMB0.6 million US$0.1 million which is included in prepaid and other assets as it is longer related party balance.
*

We have held bank deposit with Kincheng Bank, which amounted to RMB3,006.4 million, RMB3,000.5 million and nil as of December 31, 2023, 2024 and 2025, respectively. The related interest income was RMB145.7 million, RMB119.3 million and RMB53.7 million (US$7.7 million) for the year ended December 31, 2023, 2024 and 2025, respectively, and interest receivable as of December 31, 2023, 2024 and 2025 was RMB15.3 million, RMB2.7 million and nil, respectively.

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

Dividend Policy

On May 18, 2023, our board of directors approved a semi-annual cash dividend policy to replace the previously approved quarterly cash dividend policy in its entirety, with immediate effect. Under the policy, we intend to declare and distribute a recurring cash dividend semi-annually at an amount equivalent to approximately 20% to 30% of our net income after tax for the previous six-month period. As of the date of this annual report, we have paid a dividend for the six-months periods ended June 30, 2023, December 31, 2023, June 30, 2024, December 31, 2024, and June 30, 2025, and declared a dividend for the six-months periods ended December 31, 2025 under this policy. Despite having a dividend policy in place, our determination whether to make dividend distributions and the exact amount of such distributions in any particular six-month period will be based upon our operations and financial conditions, and other factors, and subject to adjustment and determination by the board of directors.

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

B.           Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

We believe that Qfin Holdings, Inc. is not a PRC resident enterprise for PRC tax purposes. Qfin Holdings, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Qfin Holdings, Inc. meets all of the conditions above. Qfin Holdings, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Qfin Holdings, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC enterprise shareholders (including our ADS holders) may be subject to a 10% enterprise income tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Our non-PRC individual shareholders (including our ADS holders) may be subject to a 20% individual income tax on dividends or gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of Qfin Holdings, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Qfin Holdings, Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Qfin Holdings, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under the STA Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the tax authority such indirect transfer, if such transfers do not have a reasonable commercial purpose. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person responsible for the transfer must withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under the STA Bulletin 7, and we may be required to expend valuable resources to comply with the STA Bulletin 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, or any minimum tax considerations, any withholding or information reporting requirements, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or class A ordinary shares.

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons who acquire their ADSs or class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons liable for any minimum tax;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or class A ordinary shares through such entities or arrangements;

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we treat the VIEs and the VIEs’ subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and other passive assets), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or ordinary shares such U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive foreign investment company rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and such U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive foreign investment company rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

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

As of December 31, 2025, we had U.S. dollar-denominated cash, cash equivalents and short-term investments of US$305.6 million. Assuming we had converted US$305.6 million into Renminbi at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB2,137.3 million. If Renminbi had depreciated by 10% against the U.S. dollar, the Renminbi cash balance of such U.S. dollar-denominated assets would have been RMB2,351.0 million instead. In addition, we did not have U.S. dollar-denominated short-term loans as of December 31, 2025.

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

We are subject to interest rate sensitivity on our outstanding 2030 Notes. We account for our convertible notes on an amortized cost basis and our recognized value of the convertible notes does not reflect changes in fair value. Also, because convertible notes we have issued bear interest at a fixed rate, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes. For information on the maturities and other contractual terms of our convertible notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

In addition, we may invest the net proceeds we receive from our securities offerings in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

Charges Our ADS Holders May Have to Pay

Fees and Expenses

Persons depositing, withdrawing or surrendering shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS (or portion thereof) per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when ADS holders deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmission fees and expenses (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any other charges incurred by the depositary, the custodian or their agents for servicing the deposited securities	As necessary

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the issuance fees, depositary servicing fees and cash dividend fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2025, we received approximately US$119.3 million reimbursement from the depositary.

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

Use of Proceeds

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, as stated in its report included on page F-4 of this annual report.

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

ITEM 16B CODE OF ETHICS

Our board of directors adopted an amended and restated code of business conduct and ethics in March 2024 that applies to our directors, officers and employees. The amended and restated code of business conduct and ethics mainly clarifies that in cases where more stringent and/or detailed policies concerning conflicts of interest have been established, those policies will supersede any less stringent and/or detailed policies. We have posted a copy of our code of business conduct and ethics on our website at https://ir.qfin.com.

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

	For the Years Ended December 31,
	2024	2025

	(in thousands of RMB)
Audit fees(1)	18,791.1	15,219.2
Audit-related fees(2)	558.3	3,488.6
Tax fees(3)	779.0	1,330.0
All other fees(4)	—	341.7

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

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with other advisory services.

The policy of our audit committee is to pre-approve all audit and audit-related services, tax services, and non-audit services related to internal control over financial reporting services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 20, 2023, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s Class A ordinary shares or ADSs with aggregate value of up to US$150 million from June 20, 2023 through June 19, 2024. This plan was publicly announced on June 20, 2023. We refer to this plan as the 2023 Share Repurchase Plan. From June 20, 2023 to March 31, 2024, we utilized substantially all of the total authorized value for the 2023 Share Repurchase Plan and in aggregate purchased approximately 9,348,543 ADSs on the open market for a total cost of approximately US$150 million (inclusive of commissions) at an average price of US$16.02 per ADS pursuant to the 2023 Share Repurchase Plan. On March 12, 2024, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s Class A ordinary shares or ADSs with aggregate value of up to US$350 million starting from April 1, 2024 through March 31, 2025. This plan was publicly announced on March 12, 2024. We refer to this plan as the 2024 Share Repurchase Plan. From April 1, 2024 to December 31, 2024, we utilized substantially all of the total authorized value for the 2024 Share Repurchase Plan and in aggregate purchased 15,110,617 ADSs on the open market for a total amount of approximately US$350 million (inclusive of commissions) at an average price of US$23.14 per ADS pursuant to the 2024 Share Repurchase Plan. On November 19, 2024, our board of directors approved a share repurchase plan whereby we are authorized to repurchase our company’s Class A ordinary shares or ADSs with aggregate value of up to US$450 million starting from January 1, 2025 through December 31, 2025. This plan was publicly announced on November 19, 2024. We refer to this plan as the 2025 Share Repurchase Plan. We have commenced execution of the 2025 Share Repurchase Plan since January 1, 2025. From January 1, 2025 to December 31, 2025, we utilized substantially all of the total authorized value for the 2025 Share Repurchase Plan and in aggregate purchased 15,946,776 ADSs on the open market for a total amount of approximately US$450 million (inclusive of commissions) at an average price of US$28.2 per ADS pursuant to the 2025 Share Repurchase Plan.

The table below is a summary of the ADSs we repurchased in 2025 under the 2025 Share Repurchase Plan. All ADSs were repurchased on the open market pursuant to the 2025 Share Repurchase Plan.

			Total	Approximate
			Number of	Dollar Value
			ADSs Purchased	of ADSs
	Total	Average	as Part of the	that May
	Number	Price Paid	Publicly	Yet Be
	of ADSs	Per	Announced	Purchased Under
Period	Purchased	ADS (US$)	Plan	the Plan* (US$)
January 1, 2025 - January 31, 2025	1,083,977	38.17	1,083,977	408,598,850
February 1, 2025 - February 28, 2025	659,569	41.70	659,569	381,083,385
March 1, 2025 - March 31, 2025	719,717	42.64	719,717	350,379,765
April 1, 2025 - April 30, 2025	1,421,865	38.42	1,421,865	295,727,730
May 1, 2025 - May 31, 2025	843,455	43.06	843,455	259,395,466
June 1, 2025 - June 30, 2025	217,413	41.40	217,413	250,391,176
July 1, 2025 - July 31, 2025	1,272,328	37.36	1,272,328	202,829,988
August 1, 2025 - August 31, 2025	898,410	33.34	898,410	172,857,786
September 1, 2025 - September 30, 2025	141,376	28.28	141,376	168,856,426
October 1, 2025 - October 31, 2025	—	—	—	168,856,426
November 1, 2025 - November 30, 2025	200,000	19.61	200,000	164,930,646
December 1, 2025 - December 31, 2025	8,488,666	19.41	8,488,666	9,302
Total	15,946,776	28.20	15,946,776	9,302

Note:

*	The dollar value in this column is based on US$450 million pursuant to the 2025 Share Repurchase Plan.

On March 25, 2025, our board of directors approved a share repurchase plan whereby we are authorized to use all the net proceeds from the offering of the 2030 Notes to repurchase our company’s ADSs and/or Class A ordinary shares. We refer to this plan as the March 2025 Share Repurchase Plan. Under the March 2025 Share Repurchase Plan, concurrently with the pricing of the offering of the 2030 Notes, we repurchased approximately 5.1 million ADSs with an aggregate value of approximately US$227 million at a price of US$44.23 per ADS.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee as provided in Nasdaq Listing Rule 5605(d), and (ii) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

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

ITEM 16K CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity management and security emergency response management policies that are integrated into our overall risk management system. These procedures aim to ensure our overall network security, protect our data transmission system and prevent data leakage and other cybersecurity incidents. We have a strong in-house cybersecurity management working group, led by our cybersecurity officer, that consists of the information security department, the IT foundational service department, and the system operation and maintenance department. Working together, these departments identify, assess, and manage cybersecurity risks on a daily basis. We have established a sound responding mechanism for external security attacks and violations and safeguarded the confidentiality of information and data of our company, employees and users. More specifically, we have established a strict data control system, taking a series of measures including data encryption, network firewall, network monitoring, and access control to ensure data security. In this way, we strive to ensure that information and data can only be obtained and used when necessary. We also regularly conduct inspections, cleaning, data backup of our databases, equipment, and network supporting facilities. In order to implement cybersecurity awareness to every grassroots position, we have provided training programs to ensure that our employees have full access to the basic knowledge and principles of information security and promulgated data governance policies, such as our Cybersecurity Management System, Data Classiﬁcation and Grading Management System, and Personal Information Protection and Data Governance Basic Policy, to regulate the data and network usage within our company.

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

To address cybersecurity emergencies, we have designed and implemented the Emergency Response Management Regulations. Under these regulations, we established a cybersecurity emergency management team, which consists of the emergency response leadership group, the emergency response cybersecurity assurance group, the emergency response technical process group and the emergency response information notification group. Under the guidance of the regulations, these groups maintain a cybersecurity risk detection system, operate a multi-layer data protection regime, conduct regular risk assessments of our network and business infrastructures and carry out regular cybersecurity drills. These measures help us promptly identify cybersecurity risks and incidents. Our Emergency Response Management Regulations also serve to standardize and strengthen our emergency response procedures. They form a step-by-step cybersecurity response plan, covering a wide range of topics, including incident notification, impact assessment, response initiation, department coordination, data restoration, case analysis and outcome disclosure. When a cybersecurity incident occurs, we evaluate the type and impact of the incident, report and notify working parties and affected individuals, and carry out appropriate plans that we prepare in advance.

Besides, we engage law firms and auditors to conduct thorough due diligence of data compliance and assessments of our information system annually. We also work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. We strive to provide the highest standards of data protection and information security for our consumers and maintain and enhance the reliability, stability and scalability of our network infrastructure. In addition, we regularly conduct IT audits. Internally, we regularly conduct security audits of network configuration changes, sensitive authority accounts and operation log audits. Externally, we regularly accept IT audits, equal assurance inspections and ESG assessments from third-party audit teams to fully protect our information, network, and data security. To ensure the smooth and secure operations of our business during peak traffic, we intend to continue to conduct regular maintenance of our security system, closely monitor the development of information technology and security technologies used in the industry and make necessary upgrades to enhance our information technology systems.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The cybersecurity officer of our company is responsible for coordinating our internal cybersecurity planning and construction, and assessing, identifying, managing and responding to cybersecurity incidents. The officer is also responsible for reviewing and evaluating whether cybersecurity threats create material risks and whether such risks have or are reasonably likely to have a major impact on our company. In addition, the officer is responsible for the decision-making and reporting of major cybersecurity matters. Our cybersecurity officer has over 17 years of experience in the field. The officer reports and provides regular updates to our Chief Executive Officer on any material cybersecurity incidents or risks. In the event of a major cybersecurity incident, our Chief Executive Officer reports to the board of directors, which bears the ultimate responsibility for the company’s cybersecurity risks.

PART III.

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide combined and consolidated financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Qfin Holdings, Inc. are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit
Number	Description of Document
1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, effective June 30, 2025 (incorporated herein by reference to Exhibit 3.1 to the Form 6-K furnished on June 30, 2025 (File No. 001-38752))

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

2.5

Rights Agreement, dated as of June 9, 2022, between the Registrant and American Stock Transfer & Trust Company, LLC (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on March 25, 2025 (File No. 001-38752))

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

4.11

English Translation of the Equity Transfer Agreement entered into in December 2021 by and between Shanghai Qiyu and Shanghai Jiehu Internet Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 28, 2022 (File No. 001-38752))

4.12

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

4.16*	Indenture, dated as of March 27, 2025, between the Registrant and Citibank, N.A., as trustee

4.17*	Form of 0.50% Convertible Senior Notes due 2030 (included in Exhibit 4.16)

8.1*	Significant subsidiaries of the Registrant and the VIEs and the VIEs’ subsidiaries

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on April 26, 2024 (File No. 001-38752))

11.2

Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F filed on March 25, 2025 (File No. 001-38752))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Document
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97	Clawback Policy (incorporated herein by reference to Exhibit 97 to the Form 20-F filed on April 26, 2024 (File No. 001-38752))

101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qfin Holdings, Inc.

	By:	/s/ Haisheng Wu
		Name:	Haisheng Wu
		Title:	Chief Executive Officer

Date: April 27, 2026

QFIN HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Qfin Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qfin Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement listed in schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Shanghai, China

April 27, 2026

We have served as the Company’s auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Qfin Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Qfin Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 27, 2026 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

April 27, 2026

QFIN HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	4,452,416	4,696,817	671,636
Restricted cash (including RMB771,798 and RMB1,470,555 from the consolidated trusts as of December 31, 2024 and 2025, respectively)	2,353,384	2,844,101	406,701
Short term investments	3,394,073	2,852,254	407,867
Security deposit prepaid to third-party guarantee companies	162,617	325,698	46,574
Funds receivable from third party payment service providers	462,112	848,163	121,286
Accounts receivable and contract assets, net (net of allowance of RMB261,496 and RMB181,843 as of December 31, 2024 and 2025, respectively)	2,214,530	950,267	135,886
Financial assets receivable, net (net of allowance of RMB390,649 and RMB380,406 as of December 31, 2024 and 2025, respectively)	1,553,912	1,510,205	215,956
Amounts due from related parties (net of allowance of RMB7,030 and nil as of December 31, 2024 and 2025, respectively)	8,510	—	—
Loans receivable, net (including RMB6,956,948 and RMB12,399,462 from the consolidated trusts as of December 31, 2024 and 2025, respectively)	26,714,428	34,680,954	4,959,310
Prepaid expenses and other assets (including RMB109,428 and RMB108,174 from the consolidated trusts as of December 31, 2024 and 2025, respectively)	1,464,586	772,999	110,537
Total current assets	42,780,568	49,481,458	7,075,753
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB10,540 and RMB6,189 as of December 31, 2024 and 2025, respectively)	27,132	21,992	3,145
Financial assets receivable, net-noncurrent (net of allowance of RMB55,440 and RMB49,776 as of December 31, 2024 and 2025, respectively)	170,779	209,459	29,952
Amounts due from related parties, non-current (net of allowance of RMB5 and nil as of December 31, 2024 and 2025, respectively)	51	—	—
Loans receivable, net-noncurrent (including RMB631,575 and RMB1,754,356 from the consolidated trusts as of December 31, 2024 and 2025, respectively)	2,537,749	4,002,159	572,301
Property and equipment, net	362,774	636,994	91,089
Land use rights, net	956,738	966,582	138,219
Intangible assets	11,818	10,670	1,526
Goodwill	42,414	45,200	6,464
Deferred tax assets	1,206,325	1,379,933	197,328
Other non-current assets	36,270	195,348	27,934
Total non-current assets	5,352,050	7,468,337	1,067,958
TOTAL ASSETS	48,132,618	56,949,795	8,143,711
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 1 and 2):
Current liabilities:
Payable to investors of the consolidated trusts-current	8,188,454	9,922,559	1,418,907
Accrued expenses and other current liabilities	2,492,921	2,935,726	419,803
Amounts due to related parties	67,495	—	—
Short term loans	1,369,939	1,202,891	172,011
Convertible senior notes-current	—	1,019,130	145,734
Guarantee liabilities-stand ready	2,383,202	2,314,865	331,021
Guarantee liabilities-contingent	1,820,350	1,872,149	267,714
Income tax payable	1,040,687	1,083,176	154,892
Other tax payable	109,161	9,333	1,335
Total current liabilities	17,472,209	20,359,829	2,911,417
Non-current liabilities:
Deferred tax liabilities	439,435	320,149	45,781
Payable to investors of the consolidated trusts-noncurrent	5,719,600	9,930,000	1,419,971
Convertible senior notes-noncurrent	—	1,583,213	226,396
Other long-term liabilities	255,155	599,561	85,736
Total non-current liabilities	6,414,190	12,432,923	1,777,884
TOTAL LIABILITIES	23,886,399	32,792,752	4,689,301
Contingencies (Note 19)
SHAREHOLDERS’ EQUITY
Ordinary shares (USD0.00001 par value per share 5,000,000,000 shares authorized, 296,540,988 shares issued and 283,981,320 shares outstanding as of December 31, 2024, and 283,019,282 shares issued and 243,823,900 shares outstanding as of December 31, 2025, respectively)	21	20	3
Treasury stock	(1,113,608)	(4,066,385)	(581,485)
Additional paid-in capital	4,339,413	3,874,816	554,091
Retained earnings	20,952,340	24,502,158	3,503,762
Other comprehensive income (loss)	11,877	(195,694)	(27,985)
TOTAL QFIN HOLDINGS, INC EQUITY	24,190,043	24,114,915	3,448,386
Non-controlling interests	56,176	42,128	6,024
TOTAL EQUITY	24,246,219	24,157,043	3,454,410
TOTAL LIABILITIES AND EQUITY	48,132,618	56,949,795	8,143,711

The accompanying notes are an integral part of these consolidated financial statements.

QFIN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Revenue, net of value-added tax and related surcharges:
Credit driven services	11,738,560	11,719,027	13,977,218	1,998,716
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB5,931, RMB2,052 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	1,667,119	1,016,514	1,604,903	229,498
Financing income	5,109,921	6,636,511	8,569,063	1,225,360
Revenue from releasing of guarantee liabilities(including revenue from related parties of RMB42,499, RMB15,544 and RMB1,013 for the years ended December 31, 2023, 2024 and 2025, respectively)	4,745,898	3,695,017	3,412,952	488,046
Other services fees	215,622	370,985	390,300	55,812
Platform services	4,551,467	5,446,629	5,227,841	747,571
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB199,185, RMB24,064 and RMB4,503 for the years ended December 31, 2023, 2024 and 2025, respectively)	3,213,955	2,116,797	1,162,563	166,244
Referral services fees (including revenue from related parties of RMB8,601, RMB1,973 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	950,016	2,842,637	2,738,786	391,641
Other services fees (including revenue from related parties of RMB45,552, RMB17,915 and RMB266 for the years ended December 31, 2023, 2024 and 2025, respectively)	387,496	487,195	1,326,492	189,686
Total net revenue	16,290,027	17,165,656	19,205,059	2,746,287
Operating costs and expenses:
Facilitation, origination and servicing (including costs charged by related parties of RMB118,849, RMB116,511 and RMB123,968 for the years ended December 31, 2023, 2024 and 2025, respectively)	2,659,912	2,900,704	3,001,938	429,271
Funding costs	645,445	590,935	548,936	78,497
Sales and marketing (including expenses charged by related parties of RMB223,627, RMB103,786 and RMB156,020 for the years ended December 31, 2023, 2024 and 2025, respectively)	1,939,885	1,725,877	2,469,546	353,140
General and administrative (including expenses charged by related parties of RMB13,610, RMB13,110 and RMB12,263 for the years ended December 31, 2023, 2024 and 2025, respectively)	421,076	449,505	658,980	94,233
Provision for loans receivable	2,151,046	2,773,323	3,625,042	518,374
Provision for financial assets receivable (including provision generated from related parties of RMB633, RMB(200) and RMB(1,150) for the years ended December 31, 2023, 2024 and 2025, respectively)	386,090	296,857	234,924	33,594
Provision for accounts receivable and contract assets (including provision generated from related parties of RMB(10,197), RMB1,861 and RMB(1,523) for the years ended December 31, 2023, 2024 and 2025, respectively)	175,799	421,481	319,532	45,692
Provision for contingent liabilities	3,053,810	478,404	1,667,742	238,484
Total operating costs and expenses	11,433,063	9,637,086	12,526,640	1,791,285
Income from operations	4,856,964	7,528,570	6,678,419	955,002
Interest income, net	217,307	237,015	278,626	39,843
Foreign exchange gain	2,356	1,512	159,570	22,818
Fair value change of derivatives	—	—	(175,691)	(25,123)
Gain on debt extinguishment	—	—	270,135	38,629
Investment loss	(30,112)	—	—	—
Other income, net	230,936	125,325	165,076	23,606
Income before income tax expense	5,277,451	7,892,422	7,376,135	1,054,775
Income tax expense	(1,008,874)	(1,644,306)	(1,400,492)	(200,268)
Net income	4,268,577	6,248,116	5,975,643	854,507
Net loss attributable to non-controlling interests	16,759	16,198	14,048	2,009
Net income attributable to ordinary shareholders of the Company	4,285,336	6,264,314	5,989,691	856,516
Net income per ordinary share attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	13.36	21.02	22.48	3.21
Diluted	13.04	20.64	22.01	3.15
Weighted average shares used in calculating net income per ordinary share
Basic	320,749,805	298,012,150	266,496,992	266,496,992
Diluted	328,508,945	303,449,864	272,171,878	272,171,878
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. (1)
Basic	26.72	42.04	44.96	6.42
Diluted	26.08	41.28	44.02	6.30
(1)	Based on ADS ratio of 1 ADS to 2 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

QFIN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Net income	4,268,577	6,248,116	5,975,643	854,507
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	17,118	46,534	(207,571)	(29,682)
Other comprehensive income (loss)	17,118	46,534	(207,571)	(29,682)
Total comprehensive income	4,285,695	6,294,650	5,768,072	824,825
Comprehensive loss attributable to non-controlling interests	16,759	16,198	14,048	2,009
Comprehensive income attributable to ordinary shareholders	4,302,454	6,310,848	5,782,120	826,834

The accompanying notes are an integral part of these consolidated financial statements.

QFIN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Number Of		Additional		Accumulated	Other	Non-
	outstanding	Ordinary	Paid-in	Treasury	Retained	Comprehensive	controlling	Total
	shares	shares	Capital	stock	Earnings	(loss)Income	interests	Equity
		RMB (1)	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	322,792,063	22	6,095,225	—	12,803,684	(51,775)	84,141	18,931,297
Issuance of ordinary shares – exercise of options and vesting of restricted shares	3,306,235	—	—	—	—	—	—	—
Repurchase and retirement of ordinary shares	(10,872,170)	0	(221,390)	(384,637)	(30,152)	—	—	(636,179)
Share-based compensation	—	—	185,604	—	—	—	—	185,604
Dividends to shareholders	—	—	—	—	(761,552)	—	—	(761,552)
Other comprehensive income	—	—	—	—	—	17,118	—	17,118
Acquisition of a subsidiary	—	—	—	—	—	—	4,992	4,992
Net income (loss)	—	—	—	—	4,285,336	—	(16,759)	4,268,577
Balance as of December 31, 2023	315,226,128	22	6,059,439	(384,637)	16,297,316	(34,657)	72,374	22,009,857
Issuance of ordinary shares – exercise of options and vesting of restricted shares	6,801,342	1	—	—	—	—	—	1
Repurchase and retirement of ordinary shares	(38,046,150)	(2)	(1,887,639)	(728,971)	(356,580)	—	—	(2,973,192)
Share-based compensation	—	—	167,613	—	—	—	—	167,613
Dividends to shareholders	—	—	—	—	(1,252,710)	—	—	(1,252,710)
Other comprehensive income	—	—	—	—	—	46,534	—	46,534
Net income (loss)	—	—	—	—	6,264,314	—	(16,198)	6,248,116
Balance as of December 31, 2024	283,981,320	21	4,339,413	(1,113,608)	20,952,340	11,877	56,176	24,246,219
Issuance of ordinary shares – exercise of options and vesting of restricted shares	1,628,994	0	—	—	—	—	—	—
Repurchase and retirement of ordinary shares	(41,786,414)	(1)	(842,971)	(2,952,777)	(1,052,367)	—	—	(4,848,116)
Share-based compensation	—	—	378,374	—	—	—	—	378,374
Dividends to shareholders	—	—	—	—	(1,387,506)	—	—	(1,387,506)
Other comprehensive income	—	—	—	—	—	(207,571)	—	(207,571)
Net income (loss)	—	—	—	—	5,989,691	—	(14,048)	5,975,643
Balance as of December 31, 2025	243,823,900	20	3,874,816	(4,066,385)	24,502,158	(195,694)	42,128	24,157,043
(1)	The amount less than RMB1 is rounded to zero.

The accompanying notes are an integral part of these consolidated financial statements.

QFIN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income	4,268,577	6,248,116	5,975,643	854,507
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and reduction in right-of-use assets	73,762	74,894	68,121	9,741
Share-based compensation	185,604	167,613	378,374	54,107
Investment loss	30,112	—	—	—
Provision for loan principal, financial assets receivables and other receivables	2,712,936	3,491,661	4,179,497	597,660
Provision for contingent liabilities	3,053,810	478,404	1,667,742	238,484
Foreign exchange gain	(2,356)	(1,512)	(159,570)	(22,818)
Fair value change of derivatives	4,527	—	175,691	25,123
Gain on debt extinguishment	—	—	(270,135)	(38,629)
Amortization of issuance cost of convertible senior notes	—	—	22,242	3,181
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(444,638)	1,141,307	(386,050)	(55,204)
Accounts receivable and contract assets	(123,379)	367,808	930,699	133,088
Financial assets receivable	143,463	1,079,514	(243,994)	(34,891)
Prepaid expenses and other assets	58,265	(1,088,735)	742,013	106,106
Security deposit prepaid to third-party guarantee companies	189,628	44,454	(163,081)	(23,320)
Deferred tax	78,097	76,025	(292,894)	(41,883)
Other non-current assets	(28,011)	(27,711)	22,563	3,227
Amounts due to related parties	355,262	28,144	(58,934)	(8,427)
Guarantee liabilities	(3,435,682)	(3,431,717)	(1,684,280)	(240,849)
Income tax payable	76,333	298,477	42,491	6,076
Other tax payable	13,038	(11,354)	(66,562)	(9,518)
Accrued expenses and other current liabilities	52,626	485,684	265,041	37,900
Other long-term liabilities	(7,269)	(4,160)	6,634	949
Interest receivable/ payable	(136,355)	(73,601)	(67,503)	(9,653)
Net cash provided by operating activities	7,118,350	9,343,311	11,083,748	1,584,956
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(84,554)	(153,150)	(240,542)	(34,397)
Investment in loans receivable	(92,202,671)	(102,799,121)	(120,448,307)	(17,223,879)
Collection of investment in loans receivable	81,131,580	98,311,782	107,477,329	15,369,054
Purchase of short-term investments	(248,361)	(4,641,665)	(10,116,360)	(1,446,620)
Proceeds from disposal of short-term investments	303,301	1,308,446	10,453,869	1,494,883
Other investing activities	(47,084)	(20,373)	(208,033)	(29,748)
Net cash used in investing activities	(11,147,789)	(7,994,081)	(13,082,044)	(1,870,707)
Cash Flows from Financing Activities:
Payment of Secondary Listing costs	(16,023)	—	—	—
Repayment of short term loans	(176,000)	(1,318,586)	(2,037,754)	(291,395)
Repayment of long-term loans	—	(369)	—	—
Proceeds from short-term loans	824,586	1,889,939	1,874,272	268,017
Proceeds from long-term loans	72,767	157,211	215,871	30,869
Cash received from investors of the consolidated trusts	10,410,300	13,453,001	19,131,400	2,735,754
Cash paid to investors of the consolidated trusts	(8,471,288)	(12,059,532)	(13,191,619)	(1,886,376)
Stock repurchase	(636,179)	(2,973,192)	(4,848,116)	(693,271)
Dividend to shareholders	(941,705)	(1,262,935)	(1,378,103)	(197,066)
Loans received from non-controlling interests	—	—	9,171	1,311
Proceeds from convertible senior notes,net of issuance cost	—	—	4,917,431	703,183
Repurchase of convertible senior notes	—	—	(1,908,688)	(272,939)
Net cash from provided by (used in)financing activities	1,066,458	(2,114,463)	2,783,865	398,087
Effect of foreign exchange rate changes	9,615	12,036	(50,451)	(7,215)
Net (decrease) increase in cash and cash equivalents	(2,953,366)	(753,197)	735,118	105,121
Cash, cash equivalents, and restricted cash, beginning of year	10,512,363	7,558,997	6,805,800	973,216
Cash, cash equivalents, and restricted cash, end of year	7,558,997	6,805,800	7,540,918	1,078,337
Supplemental disclosures of cash flow information:
Income taxes paid	(852,562)	(1,264,982)	(1,607,926)	(229,930)
Interest paid (not including interest paid to investors of consolidated trusts)	(12,868)	(18,585)	(34,181)	(4,888)
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	4,177,890	4,452,416	4,696,817	671,636
Restricted cash	3,381,107	2,353,384	2,844,101	406,701
Total cash, cash equivalents, and restricted cash	7,558,997	6,805,800	7,540,918	1,078,337

The accompanying notes are an integral part of these consolidated financial statements.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

Qfin Holdings, Inc. (formerly known as Qifu Technology, Inc.) (the “Company”) was incorporated in Cayman Islands with limited liability on April 27, 2018. The Company, its subsidiaries and its consolidated variable interest entities (“VIEs”) (together, the “Group”) are engaged in matching individual borrowers with credit demand to a diversified pool of financial institutions with credit to supply through a financial technology platform.

The Company’s significant subsidiaries and its consolidated VIEs as of December 31, 2025 are as follows:

	Date of	Place of
	Incorporation	Incorporation
Subsidiaries
HK Qirui International Technology Limited (“HK Qirui”)	June 14, 2018	Hong Kong
Shanghai Qiyue Information & Technology Co., Ltd. (“Qiyue”)	August 7, 2018	PRC
Shanghai Qidi Information Technology Co., Ltd. (“Qidi”)	June 27, 2019	PRC
Beihai Qi’ang Information & Technology Co., Ltd. (“Qi’ang”)	December 27, 2022	PRC
VIEs and VIEs’ Subsidiaries
Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”)	July 25, 2016	PRC
Fuzhou Qifu Online Microcredit Co., Ltd. (“Fuzhou Microcredit”)	March 30, 2017	PRC
Fuzhou Qifu Financing Guarantee Co., Ltd. (“Fuzhou Guarantee”)	June 29, 2018	PRC
Beihai Yunhua Information & Technology Co., Ltd. (“Beihai Yunhua”)	June 16, 2022	PRC

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

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Voting Proxy Agreement – continued

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

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between the WFOE and Qiyu, the WFOE has the exclusive right to provide Qiyu with the consulting and technical services required by Qiyu’s business. In consideration of the services provided by the WFOE, Qiyu shall pay services fees to the WFOE without contravening PRC laws, equal to the entirety of the total consolidated net profit of the Qiyu and its subsidiaries, after the deduction of any accumulated deficit in respect of the preceding financial year(s) (if applicable), operating costs, expenses, taxes and other payments required by the relevant laws and regulations to be reserved or withheld. The WFOE may also adjust the scope and amount of services fees in its discretion taking into account factors including but not limited to: (i) the complexity of the services provided by the WFOE; (ii) the exact content and business value of the services; and (iii) the market price of services of similar types. In addition, absent the prior written consent of the WFOE, during the term of the exclusive business cooperation agreement, with respect to the services subject to the exclusive business cooperation agreement and other matters, Qiyu and its subsidiaries shall not accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the exclusive business cooperation agreement with any third party. The WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC laws. The Company considers that the arrangement will ensure the economic benefits generated from the operations of the consolidated affiliated entities flow to the WFOE and hence, the Group as a whole.

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

QFIN HOLDINGS, INC.

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

These contractual arrangements allow the Company to effectively control Qiyu, Fuzhou Guarantee, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Qiyu, Fuzhou Guarantee as VIEs. Because the Company is the primary beneficiary, the Company has consolidated the financial results of the VIEs. Fuzhou Microcredit and Beihai Yunhua are subsidiaries of Qiyu.

QFIN HOLDINGS, INC.

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

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	December 31,
	2024	2025
	RMB	RMB
ASSETS
Cash and cash equivalents	4,005,463	2,995,112
Restricted cash	1,581,586	1,373,146
Short term investments	222	396,400
Security deposit prepaid to third-party guarantee companies	162,617	325,698
Funds receivable from third party payment service providers	462,112	848,163
Accounts receivable and contract assets, net	981,541	788,140
Financial assets receivable, net	1,553,912	1,510,205
Amounts due from related parties	3,773	—
Loans receivable, net	19,757,480	22,281,492
Prepaid expenses and other assets	1,286,259	417,058
Accounts receivable and contract assets, net-noncurrent	21,538	20,876
Financial assets receivable, net-non current	170,779	209,459
Amounts due from related parties, non-current	14	—
Loans receivable, net-noncurrent	1,906,174	2,247,803
Property and equipment, net	348,706	628,112
Land use rights, net	956,738	966,582
Intangible assets	2,616	1,541
Deferred tax assets	1,124,612	1,264,975
Other non-current assets	23,256	26,994
Total Assets	34,349,398	36,301,756

LIABILITIES
Accrued expenses and other current liabilities	2,150,644	2,605,314
Amounts due to related parties	67,495	—
Short term loans	1,359,601	1,152,891
Guarantee liabilities-stand ready	2,383,202	2,314,865
Guarantee liabilities-contingent	1,820,350	1,872,149
Income tax payable	618,932	655,112
Other tax payable	17,965	1,572
Deferred tax liabilities	64,395	66,718
Other long-term liabilities	253,136	475,218
Total liabilities	8,735,720	9,143,839

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Risks in relation to VIE structure – continued

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Net revenue	12,902,396	13,826,053	15,340,360
Net income	3,178,907	6,156,470	4,906,407

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Net cash provided by operating activities	4,406,482	8,355,774	7,739,638
Net cash used in investing activities	(11,176,472)	(5,837,683)	(5,420,076)
Net cash provided by financing activities	721,352	717,857	21,898

The consolidated VIEs contributed 79%, 81% and 80% of the Group’s consolidated revenue for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the consolidated VIEs accounted for an aggregate of 71% and 64%, respectively, of the consolidated total assets, and 37% and 28%, respectively, of the consolidated total liabilities.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital (see note 16 “Statutory Reserves and Restricted Net Assets”), to the Company in the form of loans and advances or cash dividends.

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

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts

Loans funded by the financial institution partners in the Group’s loan facilitation business are typically disbursed to the borrowers directly from such partners. Upon the need of certain the financial institution partners, loans from such financial institution partners are funded and disbursed indirectly through trusts. Some trusts were specifically set up for the purpose of assets backed securities (“ABS”) issuance to the asset backed special plans (the “ABS plans”). The Group also transferred part of the loans receivable funded by Fuzhou Microcredit to the ABS plans. The consolidated trusts and ABS plans are referred to as “the consolidated trusts” collectively.

The trusts fund loans facilitated by the Group using the funds received from its beneficiaries to the borrowers. The trusts provide the returns to its beneficiaries through interest payments made by the borrowers. The borrowers are charged with the interests by the trusts. For the majority of trusts, the Group is either entitled to the residual profit in the trusts or the Group has provided guarantee to the trusts by agreeing to repurchase any loans that are delinquent for 60 to 90 days from which the Group absorbs the credit risk of the trusts resulting from borrowers’ delinquencies,or both. The Group determined that the residual profit or the guarantee represents a variable interest in the trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. Since the trusts only invest in the loans facilitated by the Group and the Group continues to service the loans through a service agreement post origination and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, the Group is considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows. For the ABS plans set up to invest in the loans funded by Fuzhou Microcredit, the Group held the whole subordinated tranche securities to provide credit enhancement. Such subordinate rights represented a variable interest in the ABS plans through which the Group has the right to receive benefits or the obligation to absorb losses that could potentially be significant to the ABS plans. As Fuzhou Microcredit continues to service the loans and has the ability to direct default mitigation activities, it has the power to direct the activities of the ABS plans that most significantly impact the economic performance. As a result, the Group is considered the primary beneficiary of the ABS plans and consolidated the ABS plans’ assets, liabilities, results of operations and cash flows.

In 2023, the Group received letter of approval for listing and transferring ABS on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB7.0 billion and RMB5.5 billion, respectively. In 2024, the Group received letter of approval for listing and transferring ABS on Shanghai Stock Exchange, Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors within the issue scale of RMB6.1 billion, RMB7.3 billion and RMB1.8 billion, respectively. In 2025, the Group also received letter of approval for listing and transferring ABS on Shanghai Stock Exchange, Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors within the issue scale of RMB8.1 billion, RMB9.0 billion and RMB4.3 billion, respectively. After proceeds are collected from ABS issuances, the trust beneficial rights, or the loans receivable, were transferred, as underlying assets, to the ABS plans. The beneficial rights and loans receivable of RMB6.9 billion, RMB6.8 billion and RMB12.4 billion in trusts were transferred to the ABS plans for the years ended December 31, 2023, 2024 and 2025, respectively. The loans receivable of RMB5.6 billion, RMB8.4 billion and RMB9.0 billion in Fuzhou Microcredit were transferred to the ABS plans for the years ended December 31, 2023, 2024 and 2025, respectively. The ABS plans were securitized and listed on Shanghai Stock Exchange, Shenzhen Stock Exchange and National Association of Financial Market Institutional Investors, with terms of one or two years. As of December 31, 2025, the Group held the whole subordinated tranche securities to provide credit enhancement. The underlying trusts were continued to be consolidated by the Group and the loans receivable remained on balance sheet of Fuzhou Microcredit. Senior tranche securities held by external financial institution partners were recorded as “payable to investors of the consolidated trusts – current” with the balance of RMB8,138,167 and RMB8,867,548 as of December 31, 2024 and 2025, respectively and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB5,719,600 and RMB9,930,000 as of December 31, 2024 and 2025, respectively on the consolidated balance sheet.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

As of December 31, 2024 and 2025, the balance of delinquent loans repurchased by the Group from the consolidated trusts are RMB1,643,309 and RMB2,291,427, respectively. As of December 31, 2024 and 2025, the balance of performing loans upon liquidation of certain consolidated trusts repurchased by the Group from the consolidated trusts per the contracts agreed with the counterparty are RMB11,615 and RMB11,421, respectively. For the years ended December 31, 2023, 2024 and 2025, the provision for loan losses of RMB766,551, RMB798,886 and RMB1,697,718 were charged to the consolidated statements of operations, respectively. Loans receivable of RMB759,223, RMB658,030 and RMB855,416 are written off for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2024	December 31, 2025
	RMB	RMB
ASSETS
Restricted cash	771,798	1,470,555
Loans receivable, net	6,956,948	12,399,462
Prepaid expenses and other assets	109,428	108,174
Loans receivable, net-noncurrent	631,575	1,754,356
Total Assets	8,469,749	15,732,547

	December 31, 2024	December 31, 2025
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	8,188,454	9,922,559
Accrued expenses and other current liabilities	13,455	15,436
Other tax payable	50,719	—
Payable to investors of the consolidated trusts-noncurrent	5,719,600	9,930,000
Total liabilities	13,972,228	19,867,995

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenue	2,350,404	2,470,358	3,035,144
Net income	948,139	1,121,050	1,156,539

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Consolidated Trusts – continued

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by operating activities	1,664,700	1,946,359	2,741,847
Net cash provided by (used in) investing activities	110,926	1,195,793	(8,193,363)
Net cash provided by financing activities	1,939,011	1,393,467	5,939,781

The consolidated trusts contributed 14%, 14% and 16% of the Group’s consolidated revenue for the years ended December 31, 2023, 2024 and 2025 respectively. As of December 31, 2024 and December 31, 2025, the consolidated trusts accounted for an aggregate of 18% and 28%, respectively, of the consolidated total assets, and 58% and 61% respectively, of the consolidated total liabilities.

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

The first business model involves the Group providing credit driven services through facilitating loans that are guaranteed by the Group directly or through third-party guarantee companies and insurance companies for which the Group compensates the borrowers’ default amount (referred to as “off-balance capital heavy loans” hereafter), or providing loans through the Consolidated Trusts and Fuzhou Microcredit. In either case, the Group ultimately bears all the credit risks when the borrowers default.

The second business model involves the Group providing platform services through facilitating loans with no or partial guarantee provided by the Group (referred to as “capital light loans” hereafter) and referral services. In these cases, the Group bears limited credit risks when the borrowers default.

QFIN HOLDINGS, INC.

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

The Group charges service fees directly from the financial institution partners based on the contractual agreements. The Group cooperates with insurance companies and financing guarantee companies to provide guarantee for the loans between the borrowers and the financial institution partners. Under this cooperation, the Group charges guarantee fees from the borrower.

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

Under the off-balance capital heavy loans, the Group also provides a guarantee service to its financial institution partners whereas in the event of default, the financial institution partners are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively takes on all of the credit risk of the borrowers and is compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). Under the capital light model, the Group either provides no guarantee or partial guarantee service. Under the partial guarantee scenario, the Group agrees with each financial institution partner a fixed upper limit of guarantee amount the Group is liable of. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the financial institution partners. The Company ceased to provide guarantee for the capital light model in 2023.

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

QFIN HOLDINGS, INC.

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

The Group determines the total transaction price to be the service fees chargeable from the borrowers or the financial institution partners. The Group’s transaction price includes variable considerations in the form of prepayment risk of the borrowers and service fee allocation rate under capital light model under certain agreements. The Group estimates the prepayment risk of borrowers using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The service fee allocated to the Group under capital light model would be fluctuated along with the actual default rate of the loans facilitated as stipulated in the agreements. The Group determines the corresponding service fee allocation rate based on the estimated default rate of the underlying loans. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.

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

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Revenue from releasing of guarantee liabilities

For the years ended December 2023, 2024 and 2025, revenue from guarantee liabilities were RMB4,745,898, RMB3,695,017 and RMB3,412,952, respectively.

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

Referral service fees

The Group provides the referral services to other platforms, by referring to them the borrowers who have not passed the credit assessment. Specifically, the Group receives a fixed rate of referral fee from the platforms once the borrowers are accepted by the other service providers on those platforms. The revenue is recognized once the referral is completed as confirmed by those platforms.

The Group provides the referral services to the financial institution partner and other lending companies also through the Group’s Intelligence Credit Engine platform, by matching the borrowers and the financial institution partner and other lending companies. For loans originated through the platform, the Group typically charges the financial institution partner and other lending companies mainly a fixed rate of service fees or a predetermined fee rate range linked with the actual default rate of the loans facilitated. The revenue is recognized upon receipt of confirmation by the financial institution partner and other lending companies of loan facilitation at which time the referral service is deemed completed, using the service fee rate applicable.

For the years ended December 31, 2023, 2024 and 2025, RMB950,016, RMB2,842,637 and RMB2,738,786 were generated from the referral service, respectively.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Other service fees

Other service fees mainly pertain to the revenue from late fees from borrowers under off-balance capital heavy loans and capital light loans and revenue from value-added services such as collection services for financial institution partners provided over the loan tenure.

The following table presents the disaggregation of revenue for the years ended December 31, 2023, 2024 and 2025:

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2023	2024	2025
		RMB	RMB	RMB
Credit driven services		11,738,560	11,719,027	13,977,218
Loan facilitation and servicing fees-capital heavy		1,667,119	1,016,514	1,604,903
Revenue from loan facilitation services	At a point in time	1,081,699	638,814	1,143,395
Revenue from post-facilitation services	Overtime	585,420	377,700	461,508
Financing income	Overtime	5,109,921	6,636,511	8,569,063
Revenue from releasing of guarantee liabilities	Overtime	4,745,898	3,695,017	3,412,952
Other services fees	At a point in time	215,622	370,985	390,300
Platform services		4,551,467	5,446,629	5,227,841
Loan facilitation and servicing fees-capital light		3,213,955	2,116,797	1,162,563
Revenue from loan facilitation services	At a point in time	2,096,085	1,246,541	683,929
Revenue from post-facilitation services	Overtime	1,117,870	870,256	478,634
Referral services fees	At a point in time	950,016	2,842,637	2,738,786
Other services fees	At a point in time/Overtime	387,496	487,195	1,326,492
Total net revenue		16,290,027	17,165,656	19,205,059

Total revenue recognized at a point in time is RMB4,485 million, RMB5,372 million and RMB5,317 million for the years ended December 31, 2023, 2024 and 2025, respectively. Total revenue recognized over time is RMB11,805 million, RMB11,794 million and RMB13,888 million for the years ended December 31, 2023, 2024 and 2025, respectively.

QFIN HOLDINGS, INC.

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

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2024 and 2025 are RMB551,785 and RMB 635,422, respectively, all of which pertain to post- origination service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 83% and 87% of the remaining performance obligations as of December 31, 2024 and 2025 respectively, with the remainder recognized thereafter.

The Group determines that acquisition cost paid for the financial institution partners based on the amount of loans facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

The Company recognized RMB1,374,474 in revenue from performance obligations satisfied (or partially satisfied) in prior periods primarily due to changes in variable consideration for the year ended December 31, 2025. The amount of revenue adjustments in this aspect is not material for the years ended December 31, 2023 and 2024.

The Group is subject to value-added tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB991,176, RMB1,044,160 and RMB1,137,538, respectively, for the years ended December 31, 2023, 2024 and 2025, respectively.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Allowance for credit losses

ASC 326, Financial Instruments—Credit Losses requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model). The Group’s financial assets subject to the CECL model mainly include: loans receivable, accounts receivable, contract assets and financial assets receivable, and the allowance for these financial assets is driven by estimated default rate of underlying loans. The Group does not assign internal risk ratings to loans facilitated as they are of small balance and homogeneous. The Group estimates the default rate of loans on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by specific risks for loans within each vintage, correlated industrial and macro-economic factors, and other pertinent information such as CPI and delinquent loan collection rate in assessing future performance of the loan portfolio. The Group monitors the delinquency status by vintage of origination and writes off delinquent loans timely when the loans become uncollectible.

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

Other financial receivables subject to the CECL model mainly include security deposit prepaid to third party guarantee companies, funds receivable from third party payment service providers, other receivables from related parties (recorded as “amounts due from related parties”) and other security deposit (recorded as “prepaid expenses and other assets”), which are of short term and shows no historical default record. The Group determines no allowance is needed for these receivables, except for receivables from related parties, which are based on the estimated default rate of underlying loans as discussed above.

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

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Restricted cash

Restricted cash represents:

(i)	Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2024 and 2025, the amount of restricted cash related to deposit to the funding banks is RMB1,106,378 and RMB934,546 respectively.
(ii)	Pledged term deposit for credit lines of short term loans. As of December 31, 2024 and 2025, the amount of pledged term deposit is RMB475,208 and RMB439,000, respectively.
(iii)	Cash held by the trusts and ABS plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement and ABS plan. Substantially all trusts and ABS plans have a maximum operating period of ten years. The cash in the trusts and ABS plans is not available to fund the general liquidity needs of the Group.

Short-term investments

Short-term investments consist primarily of investments in terms deposits, wealth management products and derivative instruments. The Group invests in term deposits which have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. Term deposits are bank deposits with original maturities longer than three months but less than one year. Wealth management products and derivative instruments are measured at fair value and the Group has intention to redeem or settle within one year.

Security deposit prepaid to third-party guarantee companies

Security deposit prepaid to third-party guarantee companies mainly represents deposit prepaid by the Group to provide guarantee to secure timely loan repayment for the financial institution partners.

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

QFIN HOLDINGS, INC.

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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, short-term investments other than those wealth management products mentioned below, security deposits, accounts receivable and contract assets, financial assets receivable, funds receivable from third party payment service providers, loans receivable, short-term loans, payable to investors of the consolidated trusts, and amounts due from/to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

The Group has the following long-term financial instruments that are not reported at fair value on balance sheet:

Loans receivable, payable to investors of the consolidated trusts, accounts receivable and contract assets and financial assets receivable

Fair values of these financial instruments are estimated using a discounted cash flow model based on contractual cash flows. The fair values of loans receivable, accounts receivable and contract assets, financial assets receivable are classified as Level 3 fair value measurement due to the significant unobservable inputs concerning the estimation of default rate. The fair value of payable to investors of the consolidated trusts is classified as Level 2 fair value measurement. As of December 31, 2024 and 2025, the differences between fair values and carrying amount for loans receivable and payable to investors are due to the discount factor or interests in future periods, and the fair value approximates the carrying amount. For accounts receivable and contract assets, financial assets receivable, the differences are due to the discount factor solely and the fair value approximates the carrying amount.

Convertible senior notes

The fair value of convertible senior notes is determined using quoted prices based on level 2 inputs in Note 9.

The Group has the following wealth management products and derivative instruments that are recorded at fair value subsequent to initial recognition on a recurring basis:

As of December 31, 2024 and 2025, the fair value of wealth management products recorded in “short-term investments” amounts to RMB160,028 and RMB125,096, respectively, which is estimated based on interbank market quoted price and is classified as Level 2 in the fair value hierarchy.

As of December 2025, the fair value of derivative instrument recorded in “other long-term liabilities” amounts to RMB121,902, which is estimated based on interbank market quoted price and is classified as Level 2 in the fair value hierarchy.

QFIN HOLDINGS, INC.

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

Depreciation expense on property and equipment for the years ended December 31, 2023, 2024 and 2025 were RMB15,426, RMB12,931 and RMB10,695, respectively.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s business acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. As of December 31, 2025, goodwill related to the reporting unit was not impaired and therefore no impairment loss was recognized.

QFIN HOLDINGS, INC.

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

Under capital light model, in the condition of no guarantee service provided, the Group does not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the years ended December 31, 2024 and 2025.

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

Financial assets receivable

Financial assets receivable is recognized at loan inception which is equal to the stand-ready guarantee liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction.

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated statements of operations (see accounting policy of “Allowance for credit losses”). Impairment losses of RMB408,585, RMB314,879 and RMB 249,019 were recorded in the consolidated statements of operations during the years ended December 31, 2023, 2024 and 2025, respectively.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Convertible senior notes

Convertible senior notes are determined appropriately in accordance with the terms in relation to the conversion feature, call or/and put options, and other embedded features, if applicable. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt or/and equity components following the respective guidance described under ASC Topic 815, Derivatives and Hedging and ASC Topic 470, Debt. Debt discounts or premiums and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as “Interest income, net” in the consolidated statements of operations using the effective interest method.

Facilitation, origination and servicing

Facilitation, origination and servicing expense represents cost of services which consists primarily of various expenses and vendor costs related to risk management, credit assessment, borrower and system support, payment processing services and third-party collection agencies with facilitating and servicing loans.

Facilitation and origination expense includes expense related to the Group’s borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB12.2 million, RMB6.0 million and RMB2.4 million of cash reward for the years ended December 31, 2023, 2024 and 2025, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of various marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, the advertising and marketing related expenses were RMB1,693,585, RMB1,443,261 and RMB2,184,164, respectively.

Funding costs

Funding cost consists of interest expense the Group pays to the financial institution partners of the consolidated trusts, and issuance costs incurred by the consolidated trusts.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and it is probable that the underlying requirements if any, will be met. The government grants received by the Group is RMB189,930, RMB112,564 and RMB224,665 for the years ended December 31, 2023, 2024 and 2025, respectively.

QFIN HOLDINGS, INC.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2024 and 2025.

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

Certain risks and concentrations

As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC and Hong Kong, which management considers to be of high credit quality.

For the year ended December 31, 2023 and 2024, financial institution partner A funded loans which generated greater than 10% of the total revenues. For the year ended December 31, 2025, financial institution partner B funded loans which generated greater than 10% of the total revenues.

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

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Share-based compensation – continued

The share-based compensation expense related to the award which contains both service-based and performance-based vesting condition will be recognized when it is probable that the performance-based condition will be met. The probability of the performance condition to be met is not reflected when determining the fair value of the award. For some stock options and restricted shares subject to service, performance, and market conditions, the market conditions are considered when determining the grant date fair value. For awards with market and/or performance conditions, the individual cost of each vesting is amortized separately over each individual service period (the “graded vesting” method). The Group evaluates the probability of achieving the performance criteria throughout the performance period, and will adjust share-based compensation expense if it estimates that the achievement of the performance criteria is not probable.

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

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, changes in equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions, and the Group cannot utilize the contributed amount for future obligations if employee left the Group. The total amount that was expensed as incurred was RMB198,459, RMB238,577 and RMB263,396 for the years ended December 31, 2023, 2024 and 2025, respectively.

Income per share

Basic income per ordinary share is computed by dividing net income attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period assuming the ordinary shares were issued and outstanding from the earliest period presented.

Diluted income per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had restricted shares, share options and convertible senior notes, which could potentially dilute basic earnings per share in the future.

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

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group’s CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM uses consolidated net income to assess performance. The CODM assesses performance for the segment by comparing actual versus budget results, and such results are used to decide whether to reinvest profits into the segment or to pay dividends. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items.

Substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

QFIN HOLDINGS, INC.

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

Recent accounting pronouncements

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company adopted this ASU for the year ended December 31, 2025 prospectively, and disclosed additional descriptive information as required under ASC 740 (see Note 13 “Income Taxes”).

Recent Accounting Guidance Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In August 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets”. This ASU provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the effect of this ASU on its credit loss estimation methodology.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Group is currently evaluating the effect of this update on our consolidated financial statements.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The Group’s accounts receivable as of December 31, 2024 and 2025 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2024	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	20,945	—	20,945
Total	20,945	—	20,945

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2025	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	72,851	—	72,851
Total	72,851	—	72,851

The movement of allowance for uncollectible accounts receivable for the years ended December 31, 2023, 2024 and 2025 are nil.

The Group’s contract assets as of December 31, 2024 and 2025 are as follows:

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2024	Contract assets	Contract assets	net
Contract assets from loan facilitation service	1,225,550	(208,720)	1,016,830
Contract assets from post facilitation service	210,664	(63,316)	147,348
Contract assets from referral services	1,056,539	—	1,056,539
Total	2,492,753	(272,036)	2,220,717

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2025	Contract assets	Contract assets	net
Contract assets from loan facilitation service	637,587	(132,154)	505,433
Contract assets from post facilitation service	114,425	(55,878)	58,547
Contract assets from referral services	335,428	—	335,428
Total	1,087,440	(188,032)	899,408

The movement of allowance for uncollectible contract assets for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Opening				Ending
	balance as of		Current	Write off in	balance as of
	January 1,		year net	the current	December 31,
	2023	Reclassification(1)	provision	year	2023
Contract assets from loan facilitation service	288,365	19,619	123,001	(154,678)	276,307
Contract assets from post facilitation service	26,601	3,123	74,155	(59,510)	44,369
Total	314,966	22,742	197,156	(214,188)	320,676

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	year net	the current	December 31,
	2024	provision	year	2024
Contract assets from loan facilitation service	276,307	295,839	(363,426)	208,720
Contract assets from post facilitation service	44,369	148,957	(130,010)	63,316
Total	320,676	444,796	(493,436)	272,036

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

	Opening				Ending
	balance as of		Current	Write off in	balance as of
	January 1,		year net	the current	December 31,
	2025	Reclassification(2)	provision	year	2025
Contract assets from loan facilitation service	208,720	262	182,957	(259,785)	132,154
Contract assets from post facilitation service	63,316	212	136,041	(143,691)	55,878
Contract assets from referral services	—	—	18,092	(18,092)	—
Total	272,036	474	337,090	(421,568)	188,032

The Group’s contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2024 are as follows (The amounts as of December 31, 2025 are nil):

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2024	assets	and contract assets	Assets, net
Contract assets from loan facilitation service	4,949	(3,942)	1,007
Contract assets from post facilitation service	2,979	(1,821)	1,158
Contract assets from referral services	58	—	58
Total	7,986	(5,763)	2,223

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the year ended December 31, 2023, 2024 and 2025 are as follows:

	Opening		Current		Ending
	balance as of		year net	Write off in	balance as of
	January 1,		(reversal)	the current	December 31,
	2023	Reclassification(1)	provision	year	2023

Contract assets from loan facilitation service	88,348	(19,619)	(22,554)	(27,633)	18,542
Contract assets from post facilitation service	7,259	(3,123)	11,745	(11,555)	4,326
Total	95,607	(22,742)	(10,809)	(39,188)	22,868

	Opening	Current		Ending
	balance as of	year net	Write off in	balance as of
	January 1,	(reversal)	the current	December 31,
	2024	provision	year	2024
Contract assets from loan facilitation service	18,542	(1,968)	(12,632)	3,942
Contract assets from post facilitation service	4,326	3,941	(6,446)	1,821
Total	22,868	1,973	(19,078)	5,763

	Opening		Current		Ending
	balance as of		year net	Write off in	balance as of
	January 1,		(reversal)	the current	December 31,
	2025	Reclassification(2)	provision	year	2025
Contract assets from loan facilitation service	3,942	(262)	324	(4,004)	—
Contract assets from post facilitation service	1,821	(212)	1,289	(2,898)	—
Total	5,763	(474)	1,613	(6,902)	—
(1)	Jinshang ceased to be a related party of the Company in 2023 and therefore outstanding balance with Jinshang was reclassified from amount due from related parties into accounts receivable and contract assets. See Note 12 Related party balances and transactions.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET – continued

(2)	Kincheng ceased to be a related party of the Company in 2025 and therefore outstanding balance with Kincheng was reclassified from amount due from related parties into accounts receivable and contract assets. See Note 12 Related party balances and transactions.

The principal of accounts receivable and contract assets by year of origination:

	2024	2023	2022	Total
As of December 31, 2024
Loan facilitation service	1,009,370	180,515	35,665	1,225,550
Post facilitation service	176,794	14,366	19,504	210,664
Referral Service	1,074,429	2,447	608	1,077,484
Total	2,260,593	197,328	55,777	2,513,698

	2025	2024	2023	Total
As of December 31, 2025
Loan facilitation service	439,787	183,006	14,794	637,587
Post facilitation service	45,308	58,834	10,283	114,425
Referral Service	228,953	179,302	24	408,279
Total	714,048	421,142	25,101	1,160,291

4.FINANCIAL ASSETS RECEIVABLE, NET

The Group’s financial assets receivable as of December 31, 2024 and 2025 are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Financial assets receivable	2,170,780	2,149,846
Allowance for uncollectible receivables	(446,089)	(430,182)
Financial assets receivable, net	1,724,691	1,719,664

The movement of financial assets receivable for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Balance at beginning of year	4,225,014	3,694,269	2,170,780
Addition in the current year	4,906,586	2,350,319	3,549,392
Collection in the current year	(5,050,047)	(3,429,622)	(3,304,181)
Write-off	(387,284)	(444,186)	(266,145)
Balance at end of year	3,694,269	2,170,780	2,149,846

The movement of allowance for uncollectible receivables for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Balance at beginning of year	554,095	575,396	446,089
Current year net provision	408,585	314,879	250,238
Write-off	(387,284)	(444,186)	(266,145)
Balance at end of year	575,396	446,089	430,182

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.FINANCIAL ASSETS RECEIVABLE, NET – continued

The Group’s financial assets receivable generated from related parties and recorded in amounts due from related parties as of December 31, 2024 and 2025 are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Financial assets receivable	1,227	—
Allowance for uncollectible receivables	(1,272)	—
Financial assets receivable, net	(45)	—

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2023,2024 and 2025 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	42,724	12,717	1,227
Addition in the current year	19,981	—	—
Collection in the current year	(49,581)	(10,062)	(1,174)
Write-off	(407)	(1,428)	(53)
Balance at end of year	12,717	1,227	—

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the years ended December 31, 2023,2024 and 2025 is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	2,648	2,912	1,272
Current year net provision (reversal)	671	(212)	(1,219)
Write-off	(407)	(1,428)	(53)
Balance at end of year	2,912	1,272	—

The following table summarizes the aging of the Group’s financial assets receivable.

		31-60	over 60		Total
	0-30 days	days	days		financial
	past	past	past		assets
	due	due	due	Current	receivable
December 31, 2024	20,764	23,495	—	2,126,521	2,170,780
December 31, 2025	29,290	33,841	—	2,086,715	2,149,846

The principal of financial assets receivable by year of origination:

	2024	2023	2022	Total
December 31, 2024	1,491,165	549,475	130,140	2,170,780

	2025	2024	2023	Total
December 31, 2025	1,876,676	197,574	75,596	2,149,846

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

5.LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Loans receivable	31,946,604	42,313,248
Less allowance for loan losses	(2,694,427)	(3,630,135)
Loans receivable, net	29,252,177	38,683,113

As of December 31, 2024 and 2025, the accrued interest receivables are RMB311,226 and RMB396,043 (net of allowance RMB26,249 and RMB33,977, respectively), which is recorded under loans receivable.

The following table presents the aging of loans as of December 31, 2024 and 2025:

	0-30 days	31-60 days	over 60 days	Total amount
	past due	past due	past due	past due	Current	Total loans
December 31, 2024 (RMB)	258,759	197,490	—	456,249	31,490,355	31,946,604
December 31, 2025 (RMB)	517,775	433,961	—	951,737	41,361,511	42,313,248

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days in 2025 (60 days in 2024). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the years ended December 31, 2023, 2024 and 2025, the Group has charged off loans receivable of RMB1,844,349, RMB2,419,180 and RMB3,196,230, respectively.

Movement of allowance for loan losses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	1,457,419	1,871,431	2,694,427
Provision for loan losses	2,151,046	2,773,323	3,625,042
Gross write-off	(1,844,349)	(2,419,180)	(3,196,230)
Recoveries	107,315	468,853	506,896
Balance at end of year	1,871,431	2,694,427	3,630,135

The principal of loans receivable as of December 31, 2024 by year of origination is as follows:

	2024	2023	2022	Total loans
Loans receivable	31,214,931	701,484	30,189	31,946,604

The principal of loans receivable as of December 31, 2025 by year of origination is as follows:

	2025	2024	2023	Total loans
Loans receivable	41,600,687	680,573	31,988	42,313,248

QFIN HOLDINGS, INC.

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

	Year ended	Year ended
	December 31,	December 31,
	2024	2025
	RMB	RMB
Cost	1,036,178	1,067,026
Accumulated amortization	(79,440)	(100,444)
Land use rights, net	956,738	966,582

The total amortization expense for the year ended December 31, 2023, 2024 and 2025 amounted to RMB20,724, RMB20,723 and RMB21,004 respectively.

7.SHORT-TERM LOANS

Short-term loans as of December 31, 2024 represents bank borrowings of RMB1,369,939 obtained from domestic commercial banks. The weighted average interest rate for the outstanding borrowings as of December 31, 2024 was 2.21%. Loan amount of RMB510,208 is pledged with bank deposit of RMB475,208.

Short-term loans as of December 31, 2025 represents bank borrowings of RMB1,202,891 obtained from domestic commercial banks. The weighted average interest rate for the outstanding borrowings as of December 31, 2025 was 2.12%. Loan amount of RMB374,000 is pledged with bank deposit of RMB339,000.

The unused lines of credit for general loans per contractual arrangements are RMB500,410 as of December 31, 2025 which are revolving and effective within one year from their respective grant dates.

8.LONG-TERM LOANS

In June 2022, Shanghai Qifu Changfeng Technology, Co., Ltd. (“Qifu Changfeng”), one of the Group’s subsidiary, signed a mortgage loan agreement of RMB1 billion with tenure of 25 years. The interest rate is based on prevailing market price quote for loans with tenure of more than five years at the time of drawdown minus 136bps (“basepoints”). The loan is guaranteed by the land use rights owned by Qifu Changfeng and is for the specific use of construction of the regional headquarters and the affiliated industrial park. As of December 31, 2024 and 2025, the outstanding balance of the mortgage loan was RMB247,462 and RMB 463,333, which is included in other long-term liabilities. As of December 31, 2025, the principal of the long-term loans will be due according to the following schedule:

		Within	Between 1	Between 2	Between 3	Between 4	Beyond
	Total	1 year	to 2 years	to 3 years	to 4 years	to 5 years	5 years
Long-term loans	463,333	—	3,000	10,000	15,000	20,000	415,333

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.CONVERTIBLE SENIOR NOTES

In March 2025, the Company issued US$690,000 of convertible senior notes due on April 1,2030(the “Notes”). The net proceeds from the issuance of the Notes were US$676,908 (RMB4,917,431), net of issuance costs of US$13,092 (RMB95,074). The Notes are unsecured obligations of the Company and bear interest at a rate of 0.50% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. The issuance costs were presented as a direct deduction from the principal amount of the Notes in the consolidated balance sheets, and are amortized as interest expenses using the effective interest method. The interest expense recognized was RMB40,030 with coupon interest expense of RMB17,789 and the amortization of debt discount and issuance cost of RMB22,241 for the year ended December 31, 2025.

On or after the 50th scheduled trading day before the maturity date until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert their Notes at their option at any time. The initial conversion rate of the Notes is 16.7475 ADSs, per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$59.71 per ADS. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events. The Notes contemplate cash-par settlement upon conversion. Upon conversion, the Company will pay cash in the aggregate principal amount of the Notes being converted and have the right to elect to settle the conversion consideration for amounts in excess of the aggregate principal amount using cash, ADSs, or a combination of cash and ADSs.

Holders of the Notes may require the Company to repurchase all or part of their Notes for cash on April 3, 2028 or in the event of certain fundamental changes, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. The Company believes that the likelihood of occurrence of the fundamental change is remote. The Notes are generally not redeemable prior to the maturity date, except that the Company may, at its option, redeem for cash all but not part of the Notes in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time, in each case. Any redemption may occur only prior to the 50th scheduled trading day immediately preceding the maturity date. As of December 31, 2025, there has been no such event occurred.

The Company accounted for the Notes as a single instrument. In November 2025, the Company repurchased principal amount of RMB2,185,365 of the Notes at a price of RMB1,908,688 and recorded RMB270,135 as “gain on debt extinguishment”. As of December 31, 2025, the carrying amount of RMB1,019,130 of the Notes is recorded as “Convertible senior notes-current” as the Company had a plan to repurchase such portion of the Notes within one year and the remaining carrying amount of RMB1,583,213 is recorded as “Convertible senior notes-noncurrent”.

The carrying amount of the Notes as of December 31, 2025 was as follows:

December 31,
2025
RMB
Principal	2,639,874
Less: unamortized discount and debt issuance cost based on imputed interest rate of 1.14%	(37,531)
Net carrying amount	2,602,343

As of December 31, 2025, the fair value of convertible senior notes based on level 2 inputs amounted to RMB2,300,339.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	December 31,
	2024	2025
	RMB	RMB
User traffic direction fees	384,364	477,533
Payable to financial institution partners (1)	114,437	56,350
Accrued payroll and welfare	509,917	433,820
Payable for third-party service fee	303,932	411,419
Payable to shareholder of non-controlling interests (2)	240,339	256,969
Operating lease liability	27,258	18,357
Accruals for purchase of property and equipment	109,018	192,353
Deferred revenue	525,763	788,981
Others	277,893	299,944
Total	2,492,921	2,935,726
(1)	Payable to financial institution partners mainly include amounts collected from the borrowers but have not been transferred to the financial institution partners due to holiday breaks.
(2)	Payable to shareholder of non-controlling interests mainly includes loans from non-controlling shareholder Qifu Changfeng to acquire land use right.

11.GUARANTEE LIABILITIES

The movement of guarantee liabilities during 2024 and 2025 is as follows:

Guarantee liabilities-stand ready

RMB
As of January 1, 2024	3,949,601
Provision at the inception of new loans	2,350,319
Released into revenue	(3,916,718)
As of December 31, 2024	2,383,202

As of January 1, 2025	2,383,202
Provision at the inception of new loans	3,549,392
Released into revenue	(3,617,729)
As of December 31, 2025	2,314,865

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.GUARANTEE LIABILITIES – continued

Guarantee liabilities-contingent

RMB
As of January 1, 2024	3,207,264
Provision for contingent liabilities	478,404
Net payout (1)	(1,865,318)
As of December 31, 2024	1,820,350

As of January 1, 2025	1,820,350
Provision for contingent liabilities	1,667,742
Net payout (1)	(1,615,943)
As of December 31, 2025	1,872,149
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding loans subject to guarantee:

		31-60	61-90	Over 90
	0-30 days	days	days	days
	past	past	past	past
	due	due	due	due	Current	Total loans
December 31, 2024 (RMB):	200,765	96,403	10,661	—	24,515,488	24,823,317
December 31, 2025 (RMB):	367,325	193,948	11,612	—	21,846,082	22,418,967

As of December 31, 2024 and 2025, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB24,823,317 and RMB22,418,967, respectively. The approximate term of guarantee compensation service ranged from 1 month to 36 months as of December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the contractual amounts of the outstanding loans (excluding loans that are written off) that have been compensated by the Group and therefore no longer subject to guarantee were estimated to be RMB2,509,177 and RMB2,413,098, respectively.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2023, 2024 and 2025:

Name of related parties	Relationship with the group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	An affiliate of an entity controlled by Mr. Zhou(3)
Shanghai Qibutianxia Information Technology Co., Ltd. (“Qibutianxia”)	Entity ultimately controlled by Mr. Zhou(3)
Hangzhou Qifei Huachuang Technology Co, Ltd (“Hangzhou Qifei”) (2)	Investee of the Group
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng Bank”)	An affiliate of an entity controlled by Mr. Zhou(3)
Tianjin Yujie Technology Co., Ltd. (“Yujie”) (1)	Entity controlled by Mr. Zhou(3)
Beijing 360 Shuzhi Technology Co., Ltd. (formerly known as Beijing Hongying Information Technology Co., Ltd.) (“Shuzhi”)	An affiliate of an entity controlled by Mr. Zhou(3)
Beijing 360 Zhiling Technology Co., Ltd. (“Zhiling”)	An affiliate of an entity controlled by Mr. Zhou(3)
Others	Entities controlled by Mr. Zhou or Mr. Zhou has significant influence(3)
(1)	In September 2023, the Company acquired 100% equity interest in Yujie, and Yujie became a consolidated subsidiary of the Company.
(2)	In February 2024, the Company sold the entirety of our equity interest in Hangzhou Qifei to an independent third party.
(3)	In December 2025, Mr. Zhou ceased to be deemed to beneficially own over 10% of the shares of the Company and thus entities associated with him are no longer related parties of the Company.

The Group entered into the following transactions with its related parties:

For the years ended December 31, 2023, 2024 and 2025, services provided by the related parties were RMB356,086, RMB233,407 and RMB292,251, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Brand fees charged by Qihu	94,340	94,340	94,340
Bandwidth service fee charged by Zhiling	—	—	91,657
Referral service fee charged by Kincheng Bank	—	—	52,239
Bandwidth service fee charged by Qihu	117,983	115,134	30,396
Referral service fee charged by Qihu	9,550	9,446	9,441
Rental expenses charged by Shuzhi	11,815	11,613	11,018
Referral service fee charged by Yujie	119,737	—	—
Others	2,661	2,874	3,160
Total	356,086	233,407	292,251

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.RELATED PARTY BALANCES AND TRANSACTIONS – continued

For the years ended December 31, 2023, 2024 and 2025, services provided to the related parties were RMB301,768, RMB61,548 and RMB5,782, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Referral service fee charged from Kincheng Bank	8,601	1,973	—
Loan facilitation services fee charged from Kincheng Bank	65,903	1,074	376
Post-facilitation services fee charged from Kincheng Bank	139,213	25,042	4,127
Revenue from releasing of guarantee liabilities from Kincheng Bank	42,499	15,544	1,013
Others	45,552	17,915	266
Total	301,768	61,548	5,782

As of December 31, 2024 and 2025, amounts due from related parties were RMB8,561 and nil, respectively, and details are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Kincheng Bank	6,268	—
Others	2,293	—
Total	8,561	—

As of December 31, 2024 and 2025, amounts due to related parties were RMB67,495 and nil, respectively, and details are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Qibutianxia	1,656	—
Qihu	58,405	—
Others	7,434	—
Total	67,495	—

Other than the transactions disclosed above, the Company has held bank deposit with Kincheng Bank which amounted to RMB3,006,400 and RMB3,000,485 and nil as of December 31, 2023, 2024 and 2025, respectively. The related interest income was RMB145,731 and RMB119,341 and RMB53,677 for the years ended December 31, 2023, 2024 and 2025, respectively, and interest receivable as of December 31, 2023, 2024 and 2025 was RMB15,265 and RMB2,721 and nil, respectively.

In September 2023, the Company acquired 100% equity interest in Yujie for nil consideration based on the fair value of the assets acquired and the liabilities assumed. In addition, the Company also acquired the equity interest of certain related parties that engage in wealth management business with a total consideration of RMB81,780, which was fully paid in 2023. Upon the completion of the transactions, the Company consolidated financial statements of such related party entities and recognized goodwill of RMB41,210 in total in the consolidated balance sheets.

In September 2020, the Group acquired 25% equity interest in Hangzhou Qifei from Beijing Qifei with the subscribed capital of RMB50,000 into Hangzhou Qifei. As of December 31, 2023, the Group has fully impaired the investment given the business forecast of the investee. In February 2024, the Group sold the entirety of the equity interest in Hangzhou Qifei to a third party company.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.INCOME TAXES

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Qiyu received its “high and new technology enterprises” status in 2018 and renewed it in 2021 and 2024 and was entitled for a preferential income tax rate of 15% from 2018 to 2026. In November 2020, Qiyue received its “high and new technology enterprises” status in 2020 and renewed it in 2023 and was entitled to a reduced EIT rate of 15% from 2020 to 2025. Beihai Borui Credit Service Co., Ltd., Beihai Qicheng Information & Technology Co., Ltd. (“Qicheng”), Qi’ang and Beihai Yunhua benefited from a preferential tax rate of 15% as their operation falls within the encouraged industries catalogue in western China. The 40% of the enterprise income tax payables of Qicheng, Qi’ang and Beihai Yunhua could be further reduced as they are located in an autonomous region of China. Therefore, Qicheng applied a preferential income tax rate of 9% from 2019 to 2023 and applied a preferential income tax rate of 15% from 2024 to 2030. Qi’ang and Beihai Yunhua applied a preferential income tax rate of 9% from 2023 to 2027. From 2023 to 2027, one subsidiary benefited from a preferential tax rate of 15% as they are registered in Hainan province and engaged in encouraged business activities.

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

The following table presents income (loss) before income taxes disaggregated between domestic and foreign:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Mainland China	5,455,438	7,972,972	7,336,643
Hong Kong (1)	—	—	375,046
Others	(177,987)	(80,550)	(335,554)
Total	5,277,451	7,892,422	7,376,135
(1)	Income before income taxes for Hong Kong was included in others and was not material for the year ended December 31, 2023 and 2024.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax	935,897	1,560,830	1,704,701
Deferred tax	72,977	83,476	(304,209)
Total	1,008,874	1,644,306	1,400,492

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.INCOME TAXES – continued

Hong Kong – continued

The following table presents the reconciliations of the differences between the mainland China statutory income tax, and the Company’s effective income tax for 2025, following the prospective adoption of ASU No. 2023-09, Improvements to Income Tax Disclosures:

	Year ended December 31, 2025
	RMB	%
Income before income tax expenses	7,376,135
Statutory tax rate in the PRC	25%
Income tax at statutory tax rate	1,844,033	25.0%
Foreign Tax Effects
Hong Kong	(93,831)	(1.3)%
Tax exemption	(94,774)	(1.3)%
Changes in valuation allowance	943	0.0%
Other foreign jurisdictions	(10,421)	(0.1)%
Non-deductible expenses
Share-based compensation	94,593	1.3%
Others	3,300	0.0%
Preferential tax rate	(679,618)	(9.2)%
Research and development super-deduction	(62,704)	(0.9)%
Effect of cross - border tax laws	292,627	4.0%
Changes in valuation allowance of deferred tax assets	12,513	0.2%
Income tax expense	1,400,492	19.0%

Income tax paid for the year ended December 31, 2025 are almost all in mainland China.

The following table presents the reconciliations of the differences between the mainland China statutory income tax rate and the Company’s effective income tax rate for 2024 and 2023:

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	RMB	RMB
Income before income tax expenses	5,277,451	7,892,422
Statutory tax rate in the PRC	25%	25%
Income tax at statutory tax rate	1,319,363	1,973,106
Effect of different tax rate of subsidiary operation in other jurisdiction	(4,016)	(10,324)
Effect of non-deductible expenses	47,467	42,726
Effect of preferential tax rate	(488,462)	(744,996)
Effect of research and development super-deduction	(98,914)	(102,658)
Effect of withholding income tax	206,721	470,966
Effect of valuation allowance movement of deferred tax assets	26,715	15,486
Income tax expense	1,008,874	1,644,306

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.INCOME TAXES – continued

Hong Kong – continued

The effect of the preferential tax rates on the income per share is as follows:

	Year Ended December 31,
	(Amounts in Thousands Except Per Share Data)
	2023	2024	2025
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	488,462	744,996	679,618
Income per share effect-basic	1.52	2.50	2.55
Income per share effect-diluted	1.49	2.46	2.50

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Guarantee liabilities	2,017,547	571,232
Provision for loan losses	1,735,395	2,238,472
Depreciation of land use rights	55,539	66,999
Net operating loss carry forwards	78,356	77,475
Others	12,500	11,694
Gross deferred tax assets	3,899,337	2,965,872
Valuation allowance on deferred tax assets	(116,174)	(116,462)
Total deferred tax assets	3,783,163	2,849,410
Uncollected revenues	(2,841,099)	(1,533,009)
Withholding income tax	(173,305)	(254,955)
Others	(1,869)	(1,662)
Total deferred tax liabilities	(3,016,273)	(1,789,626)
Net deferred tax assets	766,890	1,059,784

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, as of December 31, 2024 and 2025, the Group recorded an allowance of RMB116,174 and RMB116,462 respectively for deferred tax assets which are not more likely than not to be realized.

As of December 31, 2025, the Group had net operating loss carryforwards in PRC entities of RMB240,563, which will expire from 2026 to 2030.

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

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

13.INCOME TAXES – continued

Hong Kong – continued

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, a lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed.

For the year ended December 31, 2025, the Group has repatriated a portion of its earnings from its PRC subsidiaries to overseas for dividend distribution and share repurchase and paid related withholding income tax of RMB200,550 accordingly. The Company recorded a deferred tax liability of RMB254,955 as of December 31, 2025 associated with all of its earnings expected to be distributed from its PRC subsidiaries to overseas. The remaining undistributed profits of the Company’s PRC subsidiaries as of December 31, 2025 would be indefinitely reinvested with unrecognized deferred tax liabilities of approximately RMB804,294 if calculated at the tax rate of 5%.

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

The Organization for Economic Co-operation and Development (“OECD”) published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws (“Pillar Two legislation”) to implement the Pillar Two model rules on a globally agreed common approach. Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules, which the Group is reasonably expected to fall into. It imposes a top-up tax on profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%. The Group has reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions and engaged external tax specialists in assessing its tax exposure.

As at December 31, 2025, the Group mainly operates in the Mainland of China, where exposures to Pillar Two income taxes might exist in the future although the legislation is not yet enacted. In addition, certain subsidiaries of the Company are located in jurisdictions mainly including Hong Kong and United Kingdom where Pillar Two legislation has been enacted and become effective. It is estimated that the application of Pillar Two legislation in the above jurisdictions is not expected to have a material impact on the Group’s income tax for the year ended December 31, 2025. Accordingly, the Group has not recognized any Pillar Two-related tax expense for the year ended December 31, 2025.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

14.SHARE-BASED COMPENSATION

Share incentive plan

In May 2018, the shareholders and board of directors of the Company adopted the Share Incentive Plan (the “2018 plan”) for the granting of share options and restricted shares to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service, and the 2018 plan was later amended in November 2019. Under the 2018 plan, the maximum aggregate number of shares which may be issued is 25,336,096 ordinary shares. Those share options will expire 10 years from the grant date.

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

Stock options

In February 2023, the Company granted 47,300 stock options with an exercises price of US$0.00001 per share, which contains contractual schedules within three years and vesting condition related to the grantee’s individual performance. The weighted average grant date fair value per option was RMB54.93. In May 2025, the Company granted 1,079,134 stock options with an exercises price of US$0.00001 per share, which contains contractual schedules within three years and vesting condition related to the operational performance of the Group, the grantee’s individual performance and the market condition metrics. The weighted average grant date fair value per option was RMB152.48.

In May 2025, the compensation committee of the board of directors of the Company approved to convert the form of 3,906,464 outstanding restricted shares into stock options to purchase the same number of shares as represented by the restricted share with an exercises price of US$0.00001 per share. This conversion did not affect the fair value of the awards immediately before and after the modification as the exercise price is nominal. In addition, there were no other changes to the awards including the vesting conditions and classification. Accordingly, modification accounting is not required and the cost will continue to be recognized based on the grant-date fair-value-based measure.

The Company used the Black-Scholes model to estimate the fair value of the options granted without market conditions. For options with market conditions, the Company used Monte Carlo simulation to estimate the probability that the market conditions will be achieved, which was incorporated into the fair value of such options.

The significant assumptions used in Black - Scholes model were as follows:

	Year ended ,	Year ended ,
	December 31, 2023	December 31, 2025
Risk-free rate of interest	4.13%	4.22%
Estimated volatility rate	76.20%	56.00%
Dividend yield	4.70%	4.17%
Expected life (years)	5.78	5.50
Exercise price	USD 0.00001	USD 0.00001

The risk-free rate of interest is based on the yield to maturity of US Treasury Strip Bond as of the valuation date. The expected volatility of the underlying ordinary shares during the life of the options was estimated based on the historical share price volatility of comparable companies over a period comparable to the expected term of the options. The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

14.SHARE-BASED COMPENSATION – continued

Share incentive plan – continued

Stock options – continued

The significant assumptions used in Monte Carlo simulation include risk-free rate and estimated volatility rate which were based on the same data set as above-mentioned, except for the period which is in line with the term of the market condition. The amounts were 4.24% and 55.30% for the year ended December 31, 2025.

A summary of option activity during period from December 31, 2024 to December 31, 2025 was as follows:

			Weighted		Weighted
		Weighted	Average		Average
	Number of	Average	Remaining	Aggregate	Grant-date
	Options	Exercise Price	Contract Life	Intrinsic Value	Fair value
		USD	Years	RMB	RMB
Options outstanding at December 31, 2024	1,635,250	0.00001	4.22	229,049	49.78
Options granted in 2025	1,079,134	0.00001	9.39	72,712	152.48
Options converted in 2025	3,906,464	0.00001	8.89	263,218	109.75
Options exercised in 2025	(1,008,084)	0.00001	6.57	(67,925)	77.60
Options adjusted for performance conditions in 2025	(196,580)	0.00001	—	(13,246)	152.64
Options outstanding at December 31, 2025	5,416,184	0.00001	7.69	364,942	104.58
Options exercisable at December 31, 2025	2,161,753	0.00001	5.70	145,659	80.42
Options vested or expected to be vested at December 31, 2025	5,416,184	0.00001	7.69	364,942	104.58

For the years ended December 31, 2023, 2024 and 2025, the Company recognized share-based compensation expense related to share options of RMB123,981, RMB78,531 and RMB212,593, respectively. For the years ended December 31, 2023, 2024 and 2025, the total fair values of options vested on their respective vesting dates were RMB157,879, RMB563,119 and RMB127,860, respectively. The aggregate intrinsic value of options exercised during the year ended December 31, 2023, 2024 and 2025 was RMB124,114, RMB860,708 and RMB67,925, respectively. As of December 31, 2025, there was RMB184,673 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 0.82 years.

Restricted Shares

A summary of the restricted shares for the year ended December 31, 2025 was stated below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value
Outstanding at December 31, 2024	5,138,656	99.97
Granted	422,932	98.18
Converted	(3,906,464)	109.75
Vested	(620,910)	77.66
Forfeited	(152,452)	80.34
Outstanding at December 31, 2025	881,762	74.90

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

14.SHARE-BASED COMPENSATION – continued

Share incentive plan – continued

Restricted Shares – continued

The restricted shares granted shall vest in accordance with contractual schedules over a period from two to four years. The fair value of these restricted shares was determined by the closing sales price of the shares on the grant date, adjusted by the present value of expected dividends to be paid during the vesting period. In 2024 and 2025, the Company granted 3,224,370 and 422,932 restricted shares to its employees with vesting condition related to the grantee’s individual performance. In late 2024, the Company also granted 1,034,064 restricted shares with several vesting conditions including the performance condition related to the operational performance of the Group, the grantee’s individual performance and the market condition metrics in addition to a service condition. As the market condition was satisfied at the grant date, the impact of market condition was not factored into the measurement of fair value.

The weighted-average grant-date fair value per restricted share was RMB51.43, RMB109.26 and RMB98.18 for the year ended December 31, 2023, 2024 and 2025, respectively. The total fair value of the restricted shares vested was RMB60,376, RMB36,277 and RMB48,222 for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, the Company recognized share-based compensation expense related to restricted shares of RMB61,622, RMB89,082 and RMB165,781, respectively. As of December 31, 2025, there was RMB34,697 of unrecognized compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 0.87 years.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	Year ended ,	Year ended ,	Year ended ,
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Facilitation, origination and servicing expenses	75,152	64,658	40,070
Sales and marketing expenses	(375)	(118)	1,503
General and administrative expenses	110,827	103,073	336,801
Total	185,604	167,613	378,374

15.ORDINARY SHARES

In June 2023, the Company announced that its board of directors had approved a share repurchase plan, under which the Company may repurchase up to US$150 million worth of its American depositary shares or Class A ordinary shares over the next 12 months starting from June 20, 2023 (the “2023 Share Repurchase Plan”). From the launch of the share repurchase plan to December 31, 2023, the Company in aggregate purchased 10,872,170 ordinary shares in the open market at an aggregate cost of RMB636,179. The repurchased shares were recorded at their historical cost in “Treasury stock” and 3,961,160 ordinary shares were retired in 2023, resulting a decrease of RMB221,390 in additional paid-in capital and RMB30,152 in retained earnings.

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

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

15.ORDINARY SHARES – continued

On November 19, 2024, the Company’s board of directors approved a new share repurchase plan whereby the Company is authorized to repurchase up to US$450 million worth of its American depositary shares or Class A ordinary shares over the next 12 months starting from January 1, 2025. As of December 31, 2025, the Company in aggregate purchased 31,532,770 ordinary shares in the open market at an aggregate cost of RMB3,200,823. The repurchased shares were recorded at their historical cost and 15,697,778 ordinary shares were retired in 2025, resulting a decrease of RMB842,971 in additional paid-in capital and RMB 1,052,367 in retained earnings.

On March 25, 2025, the Company’s board of directors approved a share repurchase plan (the “March 2025 Share Repurchase Plan”) whereby the Company is authorized to use to the net proceeds from the offering of convertible senior notes due 2030 to repurchase its ADSs and/or Class A ordinary shares, which runs in addition to the Company’s 2025 Share Repurchase Plan, on March 25, 2025, the Company repurchased 10,253,644 ordinary shares at an aggregate cost of RMB1,647,293. The repurchased shares were recorded at their historical cost in “Treasury stock”.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

16.STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2024 and 2025.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2024 and 2025, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB17,073,166 and RMB17,235,827, respectively (including the statutory reserve fund of RMB915,669 and RMB1,078,330 as of December 31, 2024 and 2025, respectively).

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

17.DIVIDENDS

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

In 2023, the board of directors of the Company approved dividends for the fourth quarter of 2022 and for the first half of 2023 in accordance with the Company’s dividend policy with the total amount of RMB761,552.

In 2024, the board of directors of the Company approved dividends for the second half of 2023 and for the first half of 2024 in accordance with the Company’s dividend policy with the total amount of RMB1,252,710.

In 2025, the board of directors of the Company approved dividends for the second half of 2024 and for the first half of 2025 in accordance with the Company’s dividend policy with the total amount of RMB1,387,506.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

18.LEASE

Operating lease as lessee

The Group enters into operating leases primarily for general office space. The Group’s leases typically have original terms not exceeding 5 years. These leases have remaining lease terms of 1 year to 3 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

Lease costs are included in general and administrative expenses. Operating lease expenses were RMB61,034, RMB62,449 and RMB61,267 for the years ended December 31, 2023, 2024 and 2025, respectively, including amortization expenses of land use rights of RMB20,724, RMB20,723 and RMB21,004 for the years ended December 31, 2023, 2024 and 2025, respectively. Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use rights.

Supplemental cash flow information related to leases was as follows:

	Year ended ,	Year ended ,
	December 31, 2024	December 31, 2025
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	37,150	42,091
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	29,483	38,935

The following table shows ROU (“Right of Use assets”) and lease liabilities as of December 31, 2024 and 2025 (except for lease term and discount rate):

	Year ended ,	Year ended ,
	December 31, 2024	December 31, 2025
	RMB	RMB
Right-of-use assets	35,635	35,733
Operating lease liabilities-current	27,258	18,357
Operating lease liabilities-non current	7,693	14,326

	Year ended ,	Year ended ,
	December 31, 2024	December 31, 2025
	RMB	RMB
Weighted-average remaining lease term	1.41	2.03
Weighted-average discount rate	3.77%	3.27%

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

18.LEASE – continued

Operating lease as lessee – continued

The maturities of operating lease liabilities as of December 31, 2024 and 2025 are as follows:

December 31, 2024
RMB
2025	27,736
2026	7,061
2027	1,074
2028 and thereafter	—
Total undiscounted lease payments	35,870
Imputed interest	(919)
Total lease liabilities	34,951

December 31, 2025
RMB
2026	18,591
2027	11,049
2028	3,665
2029 and thereafter	—
Total undiscounted lease payments	33,305
Imputed interest	(622)
Total lease liabilities	32,683

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

19.CONTINGENCIES

In July 2020 and February 2021, CBIRC promulgated two regulations stating that regional banks that carry out internet lending business shall mainly serve local customers, and are not allowed to conduct the internet lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conducting business primarily online as well as meeting the other conditions prescribed by the CBIRC. The Company has changed its distribution strategy so that only local borrowers would be matched to regional banks for new loans facilitated starting from January 1, 2022. The Company believed that, as advised by its PRC legal counsel, given the lack of exact definition regarding the regional banks in the existing laws and regulations, there are uncertainties as to how the regulation will be implemented, therefore the impact to the Company’s current business operations cannot be reasonably estimated.

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

20.NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income attributable to shareholders of the Company	4,285,336	6,264,314	5,989,691
Denominator:
Weighted average ordinary shares outstanding used in computing basic income per ordinary share	320,749,805	298,012,150	266,496,992
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted shares using the treasury stock method	7,759,140	5,437,714	5,674,886
Weighted average ordinary shares outstanding used in computing diluted income per ordinary share	328,508,945	303,449,864	272,171,878
Basic net income per share	13.36	21.02	22.48
Diluted net income per share	13.04	20.64	22.01

For the years ended December 31, 2023, 2024 and 2025, options or restricted shares excluded from the calculation of diluted net income per share due to anti-dilutive effect were 370,590, 30,874 and 30,090 respectively.

For the convertible senior note, diluted EPS was calculated using the if-converted method by determining the number of shares needed to settle the conversion premium and adding that amount to shares outstanding to calculate the diluted EPS denominator. As the average market price of the shares was less than the conversion price, the conversion premium was zero and there were no dilutive effect for the year ended December 31, 2025.

QFIN HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

21.SUBSEQUENT EVENTS

On March 18, 2026, the board of directors of the Company (the “Board”) has approved a dividend of US$0.39 per Class A ordinary share, or US$0.78 per ADS for the second half of 2025 to holders of record of Class A ordinary shares and ADSs as of the close of business on April 22, 2026 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy.

As of March 17, 2026, the Company has repurchased approximately US$460 million (RMB3,217 million) in aggregate principal amount of the 2030 Notes for US$399 million (RMB2,790 million) in cash on the open market and in off-market privately negotiated transactions, including the amount of RMB2,185 million repurchased in November 2025.

QFIN HOLDINGS, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2025, was more than 25% of the Company’s consolidated net assets as of December 31, 2025.

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	2024	2025	2025
	RMB	RMB	USD
			(Note 2)
ASSETS
Cash and cash equivalents	274,514	518,855	74,195
Short term investments	493,947	—	—
Prepaid expenses and other assets	12,080	182,430	26,087
Amount due from subsidiaries and VIEs	3,016,777	4,083,237	583,895
Investments in subsidiaries and VIEs	20,393,966	22,058,713	3,154,354
TOTAL ASSETS	24,191,284	26,843,235	3,838,531
LIABILITIES AND EQUITY
LIABILITIES
Accrued expenses and other current liabilities	1,241	4,075	583
Convertible notes-current	—	1,019,130	145,734
Convertible notes-noncurrent	—	1,583,213	226,396
Other long-term liabilities	—	121,902	17,432
TOTAL LIABILITIES	1,241	2,728,320	390,145
EQUITY
Ordinary shares (USD0.00001 par value per share 5,000,000,000 shares authorized, 296,540,988 shares issued and 283,981,320 shares outstanding as of December 31, 2024 and 283,019,282 shares issued and 243,823,900 shares outstanding as of December 31, 2025, respectively)	21	20	3
Treasury stock	(1,113,608)	(4,066,385)	(581,485)
Additional paid-in capital	4,339,413	3,874,816	554,091
Retained earnings	20,952,340	24,502,158	3,503,762
Other comprehensive income (loss)	11,877	(195,694)	(27,985)
TOTAL EQUITY	24,190,043	24,114,915	3,448,386
TOTAL LIABILITIES AND EQUITY	24,191,284	26,843,235	3,838,531

QFIN HOLDINGS, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Operating costs and expenses	(25,517)	(19,770)	(24,973)	(3,571)
Interest income, net	17,316	24,376	27,734	3,966
Foreign exchange (losses) gains	(574)	316	6,613	946
Fair value change of derivatives	—	—	(181,205)	(25,912)
Gain on debt extinguishment	—	—	270,135	38,629
Other income, net	29,311	15,939	12,090	1,729
Net income before taxes and income from equity in subsidiaries and VIEs	20,536	20,861	110,394	15,787
Equity in earnings of subsidiaries and VIEs	4,264,800	6,248,235	5,882,969	841,254
Net income before taxes	4,285,336	6,269,096	5,993,363	857,041
Income tax expenses	—	(4,782)	(3,672)	(525)
Net income attributable to shareholders of the Company	4,285,336	6,264,314	5,989,691	856,516
Net income attributable to ordinary shareholders of the Company	4,285,336	6,264,314	5,989,691	856,516

QFIN HOLDINGS, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Net income attributable to shareholders of the Company	4,285,336	6,264,314	5,989,691	856,516
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	17,118	46,534	(207,571)	(29,682)
Other comprehensive income (loss)	17,118	46,534	(207,571)	(29,682)
Total comprehensive income	4,302,454	6,310,848	5,782,120	826,834
Comprehensive income attributable to ordinary shareholders	4,302,454	6,310,848	5,782,120	826,834

QFIN HOLDINGS, INC.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”))

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:
Net income attributable to shareholders of the Company	4,285,336	6,264,314	5,989,691	856,516
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs, net of dividends	(3,474,800)	1,706,075	(1,428,319)	(204,247)
Amortization of convertible senior notes issuance cost	—	—	22,241	3,180
Changes in operating assets and liabilities
Accrued expenses and other current liabilities	2,282	87	3,326	476
Prepaid expenses and other assets	(17,667)	20,229	(198,412)	(28,373)
Interest receivable/payable	1,320	(9,091)	8,095	1,158
Foreign exchange gain	—	—	(6,613)	(946)
Gain on debt extinguishment	—	—	(270,135)	(38,629)
Fair value change of foreign exchange options	4,527	—	181,205	25,912
Net Cash provided by Operating Activities	800,998	7,981,614	4,301,079	615,047
Cash Flows from Investing Activities:
Repayment of loans provided to subsidiaries and VIEs	378,148	2,881,606	5,395,300	771,518
Loans provided to subsidiaries and VIEs	(71,706)	(5,920,169)	(6,576,973)	(940,495)
Proceeds from disposal of short-term investments	216,301	291,520	2,323,576	332,267
Purchase of short-term investments	(203,361)	(776,418)	(1,926,552)	(275,493)
Net Cash provided by (used in) Investing Activities	319,382	(3,523,461)	(784,649)	(112,203)
Cash Flows from Financing Activities:
Payment of Secondary Listing costs	(16,023)	—	—	—
Dividends to shareholders	(941,705)	(1,262,935)	(1,378,103)	(197,066)
Proceeds from convertible senior notes, net of issuance cost	—	—	4,917,431	703,183
Repurchase of convertible senior notes	—	—	(1,908,688)	(272,939)
Stock repurchase	(636,179)	(2,973,192)	(4,848,116)	(693,271)
Net Cash used in Financing Activities	(1,593,907)	(4,236,127)	(3,217,476)	(460,093)
Effect of foreign exchange rate changes	11,840	49,852	(54,613)	(7,811)
Net (decrease) increase in cash and cash equivalents	(461,687)	271,878	244,341	34,940
Cash, cash equivalents, and restricted cash, beginning of year	464,323	2,636	274,514	39,255
Cash, cash equivalents, and restricted cash, end of year	2,636	274,514	518,855	74,195

Supplemental disclosures of cash flow information:

Payables for dividends:	—	—	—	—
Payables for capitalized issuance costs	—	—	—	—

Notes to condensed financial statements

1.	The condensed financial statements of Qfin Holdings, Inc. have been prepared using the same accounting policies as set out in the Financial Statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in earnings of subsidiaries and VIEs on the statement of operations.
2.	As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the Financial Statements.
3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Financial Statements.